P.E. 12/31/01





02011812

FORM 6-K

0 - 30306

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December, 2001

New Millennium Metals Corporation
(Translation of Registrant's Name into English)

Suite 1730-355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F √ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______________

AMALGAMATION OF

PLATINUM GROUP METALS LTD.

AND

NEW MILLENNIUM METALS CORPORATION

TO FORM



PLATINUM GROUP METALS LTD.

JOINT MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

FOR THE ANNUAL AND EXTRAORDINARY MEETING OF MEMBERS OF PLATINUM GROUP METALS LTD.

AND

FOR THE EXTRAORDINARY MEETING OF MEMBERS OF NEW MILLENNIUM METALS CORPORATION

TO BE HELD JANUARY 28, 2002

Unless otherwise stated, the information herein is given as of December 19, 2001.

December 19, 2001

To the Members of:

PLATINUM GROUP METALS LTD.
NEW MILLENNIUM METALS CORPORATION

The accompanying joint management information circular and proxy statement (the "Circular") contains information for holders of securities of Platinum Group Metals Ltd. ("PTG") and for holders of securities of New Millennium Metals Corporation ("NMM") relating to the amalgamation of PTG and NMM (the "Amalgamation") to form one company under the name Platinum Group Metals Ltd. ("Amalco") as well as certain other matters. The information relating to PTG in the Circular is based upon information supplied by the management of PTG and has not been verified by NMM or any of its officers and directors. The information relating to NMM in the accompanying Circular is based upon information supplied by the management of NMM and has not been verified by PTG or any of its officers and directors.

Under the Amalgamation, members of PTG will receive one (1) common share of Amalco for each one (1) common share of PTG held by them and members of NMM will receive one (1) common share of Amalco for each 1.65 common share of NMM held by them.

The Boards of Directors of PTG and NMM have concluded that the Amalgamation will result in a number of benefits, including the consolidation of the Amalgamating Companies property interests in Ontario, the formation of a company with a strong management group with extensive experience and expertise covering various aspects of exploration, mine development and production, the creation of operational efficiencies by reducing the duplication of accounting, legal, corporate and administrative procedures, and the creation of a company with a larger public float, asset base and capitalization, thereby facilitating better access to capital markets.

THE BOARDS OF DIRECTORS OF PTG AND NMM HAVE EACH UNANIMOUSLY APPROVED THE AMALGAMATION AND RECOMMEND THAT MEMBERS VOTE IN FAVOUR OF THE AMALGAMATION.

An annual and extraordinary meeting of members of PTG will be held at 2:00 p.m. (Vancouver time) on January 28, 2002 in the Aspen Room at the Four Seasons Hotel, at 791 West Georgia Street, Vancouver, British Columbia, to vote on the proposed Amalgamation and to conduct certain other business, all as set out in the accompanying notice of meeting.

An extraordinary meeting of members of NMM will be held at 10:00 a.m. (Vancouver time) on January 28, 2002 in the offices of NMM, 1730 - 355 Burrard Street, Vancouver, British Columbia, to vote on the proposed Amalgamation and to conduct certain other business, all as set out in the accompanying notice of meeting.

For details of all matters to be considered at each of the meetings, please refer to the accompanying Notice of Annual and Extraordinary Meeting of Members of PTG and to the accompanying Notice of Extraordinary Meeting of Members of NMM contained within the accompanying Circular.

If a member of PTG or NMM is in doubt as to how to deal with the enclosed documents or the matters referred to therein, he or she should immediately consult his or her advisor.

Platinum Group Metals Ltd.

(signed) "R. Michael Jones"
R. Michael Jones
President and Chief Executive Officer

New Millennium Metals Corporation

(signed) "Frank R. Hallam"
Frank R. Hallam
President and Chief Executive Officer

PLATINUM GROUP METALS LTD.

NOTICE OF ANNUAL AND EXTRAORDINARY MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that an annual and extraordinary meeting (the "PTG Meeting") of the members of PTG will be held in the Aspen Room at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia on Monday, the 28th day of January, 2002, at the hour of 2 o'clock in the afternoon (Vancouver time), for the following purposes:

(a) To receive the report of the directors;

(b) To receive the audited financial statements of PTG for the fiscal year ended August 31, 2001 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors thereon;

(c) To appoint auditors and to authorize the directors to fix their remuneration;

(d) To determine the number of directors at four (4);

(e) To elect directors;

(f) To consider and, if thought fit, pass, with or without variation, the following special resolution:

(i) Platinum Group Metals Ltd. ("PTG") be and is hereby authorized to amalgamate (the "Amalgamation") with New Millennium Metals Corporation ("NMM") pursuant to the *Company Act* (British Columbia) as set out in the amalgamation agreement (the "Amalgamation Agreement") which is attached as Schedule A to the joint management information circular dated December 19, 2001 (the "Circular") accompanying the Notice of Annual and Extraordinary Meeting of Members of PTG at which, among other things, the Amalgamation between PTG and NMM is to be considered;

(ii) the execution, delivery and performance of the Amalgamation Agreement by PTG is hereby confirmed, ratified, approved and adopted;

(iii) notwithstanding that this special resolution has been duly passed by the members of PTG and the Amalgamation has been approved by the Supreme Court of British Columbia, the directors of PTG are hereby authorized, at their discretion, to revoke this special resolution, terminate the Amalgamation Agreement, in accordance with the terms thereof, at any time prior to the issue of a certificate giving effect of the Amalgamation and to determine not to proceed with the Amalgamation, without further approval of members of PTG;

(iv) any one director or officer of PTG is hereby authorized and directed, acting for, in the name of and on behalf of PTG, to execute or to cause to be executed, under the seal of PTG or otherwise, and to deliver or to cause to be delivered, all such other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of PTG may be necessary or desirable to carry out the intent of the foregoing special resolutions, such necessity to be conclusively evidenced by the execution and delivery of any such documents or instruments or the taking of any such actions.

(g) To transact such other business as may properly come before the PTG Meeting, or any adjournment or adjournments thereof.

Accompanying this Notice is the report of the directors referred to in item (a) above, including PTG's audited financial statements for the fiscal year ended August 31, 2001 and the Circular together with a form of proxy and an Annual Return Card Form. The accompanying Circular provides information relating to the matters to be addressed at the PTG Meeting and is incorporated into this Notice.

Members are entitled to vote at the PTG Meeting either in person or by proxy. Those who are unable to attend the PTG Meeting are requested to read, complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Circular accompanying this Notice. Please advise PTG of any change in your mailing address.

TAKE NOTICE THAT pursuant to the *Company Act* (British Columbia) you may until February 4, 2002 give PTG a notice of dissent by registered mail addressed to PTG at Suite 800, 409 Granville Street, Vancouver, B.C., V6C 1T2, with respect to the special resolution to approve the Amalgamation. As a result of giving a notice of dissent, on receiving a notice of intention to act from PTG, a dissenting member of PTG is entitled to require PTG to purchase all of his or her shares of PTG in respect of which the notice of dissent was given, and to be paid the fair value of those shares in accordance with Section 207 of the *Company Act* (British Columbia), as summarized in the Circular accompanying this Notice and as attached as Schedule G to the Circular.

If either PTG or NMM receive notices of dissent from shareholders holding greater than 2% of PTG's or NMM's outstanding share capital, PTG and NMM reserve the right not to issue notices of intention to act and not to complete the Amalgamation.

DATED at Vancouver, British Columbia on December 19, 2001.

By Order of the Board of Directors

(signed) "R. Michael Jones"
R. Michael Jones, President, Chief Executive Officer and Director

NEW MILLENNIUM METALS CORPORATION

NOTICE OF EXTRAORDINARY MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that an extraordinary meeting (the "NMM Meeting") of the members of New Millennium Metals Corporation ("NMM") will be held in the offices of NMM at 1730 - 355 Burrard Street, Vancouver, British Columbia, on Monday, the 28th day of January, 2002, at the hour of 10 o'clock in the morning (Vancouver time), for the following purposes:

(a) To consider and, if thought fit, pass, with or without variation, the following special resolution:

(i) New Millennium Metals Corporation ("NMM") be and is hereby authorized to amalgamate (the "Amalgamation") with Platinum Group Metals Ltd. ("PTG") pursuant to the *Company Act* (British Columbia) as set out in the amalgamation agreement (the "Amalgamation Agreement") which is attached as Schedule A to the joint management information circular dated December 19, 2001 (the "Circular") accompanying the Notice of Extraordinary Meeting of Members of NMM at which the Amalgamation between NMM and PTG is to be considered;

(ii) the execution, delivery and performance of the Amalgamation Agreement by NMM is hereby confirmed, ratified, approved and adopted;

(iii) notwithstanding that this special resolution has been duly passed by the members of NMM, and the Amalgamation has been approved by the Supreme Court of British Columbia, the directors of NMM are hereby authorized, at their discretion, to revoke this special resolution, terminate the Amalgamation Agreement, in accordance with the terms thereof, at any time prior to the issue of a certificate giving effect of the Amalgamation and to determine not to proceed with the Amalgamation, without further approval of members of NMM;

(iv) any one director or officer of NMM is hereby authorized and directed, acting for, in the name of and on behalf of NMM, to execute or to cause to be executed, under the seal of NMM or otherwise, and to deliver or to cause to be delivered, all such other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of NMM may be necessary or desirable to carry out the intent of the foregoing special resolutions, such necessity to be conclusively evidenced by the execution and delivery of any such documents or instruments or the taking of any such actions.

(b) To transact such other business as may properly come before the NMM Meeting, or any adjournment or adjournments thereof.

Accompanying this Notice is the Circular together with a form of proxy. The accompanying Circular provides information relating to the matters to be addressed at the NMM Meeting and is incorporated into this Notice.

Members are entitled to vote at the NMM Meeting either in person or by proxy. Those who are unable to attend the NMM Meeting are requested to read, complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Circular accompanying this Notice. Please advise NMM of any change in your mailing address.

TAKE NOTICE THAT pursuant to the *Company Act* (British Columbia) you may until February 4, 2002 give NMM a notice of dissent by registered mail addressed to NMM at Suite 1730 - 355 Burrard Street, Vancouver, B.C. V6C 2G8 with respect to the special resolution to approve the Amalgamation. As a result of giving a notice of dissent, on receiving a notice of intention to act from NMM, a dissenting member of NMM is entitled to require NMM to purchase all of his or her shares of NMM in respect of which the notice of dissent was given, and be paid the fair value of those shares in accordance with Section 207 of the *Company Act* (British Columbia), as summarized in the Circular accompanying this Notice and as attached as Schedule G to the Circular.

If either PTG or NMM receive notices of dissent from shareholders holding greater than 2% of PTG's or NMM's outstanding share capital, PTG and NMM reserve the right not to issue notices of intention to act and not to complete the Amalgamation.

DATED at Vancouver, British Columbia on December 19, 2001

By Order of the Board of Directors

(signed) "Frank R. Hallam"
Frank R. Hallam
President and Chief Executive Officer

NOTICE TO UNITED STATES SECURITYHOLDERS

THE SECURITIES TO BE ISSUED PURSUANT TO THE AMALGAMATION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITY OF ANY STATE IN THE UNITED STATES PASSED ON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The solicitation and transactions contemplated herein are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws. Securityholders of NMM and PTG should be aware that requirements under such Canadian laws may differ from requirements under United States corporate and securities laws relating to United States corporations.

The financial statements and pro forma and historical financial information included herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable in all respects to financial statements and pro forma and historical financial information of United States companies.

See "UNITED STATES FEDERAL INCOME TAX CONSEQUENCES" and "CANADIAN FEDERAL INCOME TAX CONSEQUENCES" in this Circular for certain information concerning tax consequences of the Amalgamation for securityholders of NMM and PTG who are United States taxpayers.

The definitions used herein are those used in accordance with Canadian securities regulatory requirements and United States securityholders should be aware that the definition standards differ in certain respects from those set forth by the Securities and Exchange Commission.

Enforcement by securityholders of PTG and NMM of civil liabilities under the United States securities laws may be affected adversely by the fact that PTG and NMM are organized under the laws of a jurisdiction other than the United States, that some or all of their officers and directors are residents of countries other than the United States, that some or all of the experts named in this Joint Management Information Circular may be residents of countries other than the United States and that all or a substantial portion of the assets of PTG and NMM and such persons may be located outside the United States.

CURRENCY

All dollar amounts in this Circular are in Canadian dollars unless otherwise indicated. References to "US$" are references to United States dollars.

As at December 19, 2001, the noon rate as reported by the Bank of Canada was US$1.00 = $1.58 or $1.00 = US$0.64

PLATINUM PRICES

The price of platinum as reported by Kitco as at December 19, 2001 was US$453 per ounce.

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GLOSSARY OF TERMS

The following is a glossary of certain defined terms used frequently throughout this Circular:

"Amalco"	- the company formed by the amalgamation of PTG and NMM, to be called "Platinum Group Metals Ltd.".
"Amalco Common Shares"	- the common shares without par value in the capital of Amalco.
"Amalco Options"	- options to acquire Amalco Common Shares.
"Amalco Members"	- the registered holders of Amalco Common Shares.
"Amalco Warrants"	- common share purchase warrants to acquire Amalco Common Shares.
"Amalgamating Companies"	- together, PTG and NMM and "**Amalgamating Company**" means either PTG or NMM, as the context requires.
"Amalgamation"	- the proposed amalgamation of PTG and NMM under the BCCA as contemplated by the Amalgamation Agreement.
"Amalgamation Agreement"	- the agreement dated as of December 19, 2001 between PTG and NMM providing for the Amalgamation, a copy of which is set out in Schedule A to the Circular.
"Amalgamation Date"	- the date shown on the certificate of amalgamation issued by the Registrar of Companies under the BCCA.
"Amalgamation Resolutions"	- together, the PTG Amalgamation Resolution and the NMM Amalgamation Resolution and "**Amalgamation Resolution**" means either the PTG Amalgamation Resolution or the NMM Amalgamation Resolution, as the context requires.
"BCCA"	- the *Company Act* (British Columbia), as amended from time to time.
"CDNX" or "Exchange"	- the Canadian Venture Exchange.
"Certificate of Amalgamation"	- the Certificate of Amalgamation to be issued to give effect to the Amalgamation.
"Circular"	- this joint management information circular and proxy statement, together with the schedules attached hereto.
"Computershare"	- Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9, the registrar and transfer agent of NMM.

"Court"	- Supreme Court of British Columbia.
"$"	- Canadian dollars and **"US$"** means United States dollars.
"Insider"	- an insider as defined in the *Securities Act* (British Columbia) including the directors and senior officers of PTG and NMM and any person that has direct or indirect ownership of, or control or direction over, securities of PTG or NMM carrying more than 10% of the voting rights attaching to the respective outstanding voting securities of PTG or NMM.
"Meetings"	- together, the PTG Meeting and the NMM Meeting and **"Meeting"** means either or both of the PTG Meeting or the NMM Meeting, as the context requires and both include references to any adjournment or adjournments thereof.
"Members"	- collectively, the PTG Members and the NMM Members and **"Member"** means either a PTG Member or a NMM Member, as the context requires.
"NMM"	- New Millennium Metals Corporation, a reporting issuer in the Provinces of British Columbia and Alberta and incorporated under the laws of the Province of British Columbia.
"NMM Amalgamation Resolution"	- the resolution, the full text of which is attached as Schedule C to the Circular, to be considered, and if deemed advisable, passed with or without variation, by the NMM Members at the NMM Meeting.
"NMM Common Shares"	- the common shares without par value in the capital of NMM.
"NMM Financing"	- means the non-brokered private placement of up to 273,300 flow-through NMM Common Shares, at a price of $0.15 per NMM Common Share, for total proceeds of $40,995.00, subject to CDNX acceptance.
"NMM Meeting"	- the extraordinary meeting of NMM Members to be held January 28, 2002 to consider, and if deemed advisable, to approve, the Amalgamation.
"NMM Members"	- the registered holders of NMM Common Shares.
"NMM Options"	- options to acquire NMM Common Shares.
"NMM Warrants"	- common share purchase warrants to acquire NMM Common Shares.
"Options"	- collectively, the NMM Options and the PTG Options, and **"Option"** means either a NMM Option or PTG Option, as the context requires.
"PCTC"	- Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8, the registrar and transfer agent of PTG and, following the Amalgamation, of Amalco.

"PTG"	- Platinum Group Metals Ltd., a reporting issuer in the Provinces of British Columbia and Alberta and incorporated under the laws of the Province of British Columbia.
"PTG Amalgamation Resolution"	- the resolution, the full text of which is attached as Schedule B to the Circular, to be considered, and, if deemed advisable, passed with or without variation, by the PTG Members at the PTG Meeting.
"PTG Common Shares"	- the common shares without par value in the capital of PTG.
"PTG Financing"	- means the non-brokered private placement of up to 8,000,000 flow-through or non flow-through PTG Common Shares, at a price of $0.25 per PTG Common Share. As at the date of this Circular, PTG has received subscriptions for 1,327,500 flow-through PTG Common Shares for proceeds of $331,875, subject to CDNX acceptance.
"PTG Meeting"	- the annual and extraordinary meeting of PTG Members to be held January 28, 2002 to consider, and if deemed advisable, to approve, the Amalgamation.
"PTG Members"	- the registered holders of PTG Common Shares.
"PTG Options"	- options to acquire PTG Common Shares.
"PTG Warrants"	- common share purchase warrants to acquire PTG Common Shares.
"Record Date"	- the date fixed by the boards of directors of each of NMM and PTG for the purpose of determining the Members entitled to vote at the Meetings, being December 19, 2001.
"Shares"	- collectively, the PTG Common Shares and NMM Common Shares.
"Tax Act"	- the *Income Tax Act* (Canada), R.S.C. 1985, c.1 (5th Supp.), as amended.
"U.S. Securities Act"	- the United States Securities Act of 1933, as amended.
"Warrants"	- collectively, the NMM Warrants and the PTG Warrants, and **"Warrant"** means either a NMM Warrant or PTG Warrant, as the context requires.

CERTAIN LEGAL, ACCOUNTING AND OTHER MATTERS

Each of the Amalgamating Companies is governed by the laws of the Province of British Columbia and, after the Amalgamation becomes effective, Amalco will be governed by the laws of the Province of British Columbia. A majority of the directors and officers of Amalco will be ordinarily resident in Canada and at least one director will be ordinarily resident in British Columbia.

The financial statements of the Amalgamating Companies and the pro forma financial statements of Amalco contained in this Circular have been prepared in accordance with Canadian generally accepted accounting principles.

This Circular has been prepared based on requirements of Canadian securities laws. Accordingly, unless otherwise specified, words and terms which have been given different meanings by Canadian securities laws and United States securities laws are used in this Circular with the meaning given to them by Canadian securities laws.

The information contained in the Circular relating to PTG and NMM was supplied for inclusion herein by PTG and NMM, respectively. PTG and NMM and their respective directors and officers have relied on the information relating to the others of them provided by such others and take no responsibility for any errors in such information or omissions therefrom.

Certain statements contained herein constitute "forward-looking statements" within the meaning of section 21E of the *United States Securities Exchange Act of 1934*, as amended. Such forward-looking statements, including but not limited to those with respect to the development of mineral deposits, the price of mineral commodities and Amalco's financial resources involve known or unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Amalco to be materially different from those projected by such forward-looking statements. Such factors include, among others, the factual results of current exploration activities, changes in project parameters as plans continue to be refined, access to capital, conclusions of the exploration work now underway and future prices of platinum and other mineral commodities, as well as those factors discussed under the heading "Risk Factors" in this Circular.

GLOSSARY OF TECHNICAL TERMS

The following is a glossary of technical terms used in this Circular:

asl	-	means above sea level.
AEM	-	means airborne electromagnetic.
alteration	-	chemical and mineralogical changes in a rock mass resulting from the passage of fluids or increases in pressure and temperature.
anomalous	-	a sample or location that either (i) the concentration of an element(s) or (ii) geophysical measurement is significantly different from the average background values in an area.
anomaly	-	the geographical area corresponding to anomalous geochemical or geophysical values.
anorthosite	-	a rock comprised of largely feldspar minerals and minor mafic iron-magnesium minerals.
arsenopyrite	-	a sulfide mineral of arsenic and iron.
assay	-	an analysis to determine the quantity of one or more elemental components.
Au	-	means gold.
background	-	the average concentration of an element or typical geophysical response in an area.
breccia	-	a rock type with angular fragments of one composition surrounded by rock of another composition or texture.
chalcopyrite	-	copper sulfide mineral.
channel sample	-	a surface sample which has been collected by continuous sampling across a measured interval, and is considered to be representative of the area sampled.
chargeability	-	a measure of electrical capacitance of a rock that may indicate the presence of disseminated sulfide minerals but not all chargeability features are caused by such sulfides.
cm	-	means centimetre.
Cu	-	means copper.

Cumulate	-	A process of intrusive molten rock formation whereby certain minerals crystallize first and "rain out" through the molten rock. This process may create a recognizable cumulate texture in the rock. This process occurs in some of the world's platinum deposits but there are many rocks with these features that contain no platinum.
DEEPEM	-	means deep electromagnetic survey to test for resistivity and conductivity of rocks.
EM	-	means electromagnetic.
exploration stage	-	means the stage where a company is engaged in the search for mineral deposits (reserves) which are not in either the development or production stage.
fault	-	a fracture in a rock across which there has been displacement.
fracture	-	breaks in a rock, usually along flat surfaces.
Ga	-	means billion of years.
gabbro	-	an intrusive rock comprised of a mixture of mafic minerals and feldspars.
garnet	-	an iron-aluminum-calcium-magnesium silicate mineral that is frequently found in areas of increased temperature and pressure conditions.
gossanous	-	means a rock outcrop that is strongly stained by iron oxides.
grab sample	-	a sample of selected rock chips collected from within a restricted area of interest.
grade	-	the concentration of an ore metal in a rock sample, given either as weight percent for base metals (e.g. Cu, Zn, Pb) or in grams per tonne (g/t) or ounces per short ton (oz/t) for precious or platinum group metals.
g/t	-	means grams per tonne (metric tonne).
hectare	-	an area totalling 10,000 square metres or 100 metres by 100 meters.
highly anomalous	-	an anomaly which is in approximable the 90th percentile of the sample or measurement population.
ICP	-	means inductively coupled plasma, a laboratory technique used for the quantitative analysis of samples (soil, rock, etc.) taken during field exploration programs.

IP Survey - means induced polarization survey, a geophysical method of exploring an area in which physical properties relating to geology are measured.

intrusive - a rock mass formed below earth's surface from molten magma which was intruded into a pre-existing rock mass and cooled to a solid.

km - means kilometre.

Ma - million years.

mafic - a rock type consisting of predominantly iron and magnesium silicate minerals with little quartz or feldspar minerals.

magmatic - means pertaining to magma, a naturally occurring silicate melt, which may contain suspended silicate crystals, dissolved gases, or both; magmatic processes are at work under the earth's crust.

MAXMIN - means a horizontal loop electromagnetic technique to test resistivity and conductivity of rocks.

mineralization - minerals of value occurring in rocks.

m - means metre.

Mo - means molybdenum.

Ni - means nickel.

NSR - means net smelter royalty.

NTS - means national topographic system.

OGS - Ontario Geological Survey

ore - a natural occurrence of one or more minerals that may be mined and sold at a profit, or from which some part may be profitably separated. The word ore should only be used in situations where; an extensive study of the deposit resources is complete, commercial processes to extract the minerals have been designed for the specific deposit, all of the capital and operating cost and environmental issues have been estimated by qualified persons.

outcrop - an exposure of rock at the earth's surface.

overburden - any material covering or obscuring rocks from view.

Pd - means palladium.

PEM	-	means crone pulse electromagnetic.
PGE	-	Platinum group elements are platinum, palladium, Osmium, iridium, rhodium and ruthenum.
PGM	-	means platinum group metals, ie. platinum and palladium.
Ppb	-	means parts per billion.
Ppm	-	a unit of measurement which is 1000 times larger than ppb (1ppm - 1000 ppb - 1 gram/Tonne).
Pt	-	means platinum.
pyrite	-	an iron sulfide mineral.
quartz	-	a common rock-forming mineral (SiO2).
Rh	-	means rhodium, a platinum group metal. Rhodium shares some of the notable properties of platinum, including its resistence to corrosion, its hardness and ductility.
TEM	-	means turam electromagnetic.
TMZ	-	means taltson magmatic zone.
ultramafic	-	A rock type consisting of almost entirely iron and magnesium silicate minerals with little quartz or feldspar minerals.
UTM	-	means universal trans-mecator which is a square grid system of map position.
VLF	-	means very low frequency.

SUMMARY

The following is a summary of certain information contained elsewhere in this Circular including the schedules hereto. This summary is qualified in its entirety by the detailed information and financial statements appearing or referred to elsewhere in this Circular and the schedules hereto.

The Meetings

Time, Date and Place of Meetings

The PTG Meeting will be held on Monday, January 28, 2002 commencing at 2:00 p.m Vancouver time, in the Aspen Room of the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia. The NMM Meeting will be held on Monday, January 28, 2002 commencing at 10:00 a.m., Vancouver time, in the offices of NMM at 1730 - 355 Burrard Street, Vancouver, British Columbia. (See "Notice of Annual and Extraordinary Meeting" and "Notice of Extraordinary Meeting".)

Purpose of Meetings

The PTG Meeting has been called to address matters required at an annual general meeting and both the PTG Meeting and the NMM Meeting have been called to consider and, if thought fit, authorize the proposed Amalgamation of PTG and NMM to form one company, Amalco, and other matters ancillary to and conditional upon completion of the Amalgamation.

(See "THE AMALGAMATION - Reasons for the Amalgamation".)

Required Approvals

In order for the Amalgamation to be effective, it must be approved by resolutions passed by the affirmative votes of not less than three-quarters of the PTG Common Shares and NMM Common Shares, respectively, represented in person or by proxy at each of the Meetings. (See "THE AMALGAMATION - Member Approvals".)

Reasons for the Amalgamation

The primary purpose of the Amalgamation is to combine the platinum group metal property interests and exploration activities of PTG and NMM in Ontario. Consolidation of these interests, and the resulting enhanced public float, asset base and capitalization of Amalco, will facilitate the financing required for exploration and development of Amalco's properties.

The Amalgamation will also result in the formation of a strong management group, with extensive experience and expertise covering various aspects of platinum group metals exploration and the creation of operational efficiencies by reducing the duplication of accounting, legal, corporate and administrative procedures. See "THE AMALGAMATION - Reasons for the Amalgamation".

Recommendations of Directors

The directors of PTG have reviewed the terms and conditions of the Amalgamation and have concluded that the terms thereof are fair and reasonable to, and are in the best interests of, the PTG Members and have authorized the submission of the Amalgamation to PTG Members. (See "THE AMALGAMATION - Recommendations of the Directors".)

The directors of NMM have reviewed the terms and conditions of the Amalgamation and have concluded that the terms thereof are fair and reasonable to, and are in the best interests of, the NMM Members and have authorized the submission of the Amalgamation to the NMM Members. (See "THE AMALGAMATION - Recommendations of the Directors".)

THE BOARD OF DIRECTORS OF PTG UNANIMOUSLY RECOMMENDS THAT THE PTG MEMBERS VOTE IN FAVOUR OF THE AMALGAMATION AND THE BOARD OF DIRECTORS OF NMM UNANIMOUSLY RECOMMENDS THAT NMM MEMBERS VOTE IN FAVOUR OF THE AMALGAMATION.

Rights of Dissent

The holders of PTG Common Shares and NMM Common Shares have the right to dissent and be paid the fair value of their PTG Common Shares or NMM Common Shares, as the case may be. Under the Amalgamation Agreement, each of the Amalgamating Companies has the right not to proceed with the Amalgamation if Members holding, in the aggregate, greater than 2% of the issued and outstanding common shares of either Amalgamating Company exercise their dissent rights.

The right of a holder of PTG Common Shares or NMM Common Shares to dissent and be paid the fair value of his or her shares is dependent upon such dissenting shareholder providing a written objection within seven days after the relevant meeting and otherwise strictly complying with the provisions of the BCCA. (See "THE AMALGAMATION - Rights of Dissent").

Amalco

The new corporation resulting from the Amalgamation will, subject to shareholder approval, be called "Platinum Group Metals Ltd." and its authorized share capital will be 1,000,000,000 common shares without par value. Amalco will continue to carry on the business of exploration and development of mineral exploration properties as described under the headings "OPERATIONS OF AMALCO", "Platinum Group Metals Ltd. - Description of Business of PTG" and "New Millennium Metals Corporation - Description of Business of NMM". (See "AMALCO".)

Income Tax Considerations

See "Canadian Federal Income Tax Considerations" and "United States Federal Income Tax Considerations" under "THE AMALGAMATION".

Financial Information

See, "Schedule D - Platinum Group Metals Ltd. - Annual Financial Statements" "Schedule E - New Millennium Metals Corporation - Annual Financial Statements and Unaudited Financial Statements" and Schedule F - Amalco Pro Forma Financial Statements".

PLATINUM GROUP METALS LTD.
Suite 800 - 409 Granville Street
Vancouver, British Columbia
V6C 1T2

NEW MILLENNIUM METALS CORPORATION
Suite 1730 - 355 Burrard Street
Vancouver, British Columbia
V6C 2G8

JOINT MANAGEMENT INFORMATION CIRCULAR
GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

THIS CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENTS OF PTG AND NMM of proxies to be used at the PTG Meeting, and any adjournment thereof, to be held in the Aspen Room of the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on Monday, January 28, 2002 at 2 o'clock in the afternoon (Vancouver time) and the NMM Meeting, and any adjournment thereof, to be held in the offices of NMM, at 1730 - 355 Burrard Street, Vancouver, British Columbia, on Monday, January 28, 2002 at 10 o'clock in the morning (Vancouver time), respectively, for the purposes set forth in the enclosed Notices of Meeting. Proxies will be solicited primarily by mail and may also be solicited personally or by telephone by the employees, directors and/or officers of PTG and NMM, as applicable, at nominal cost. Each of PTG and NMM will bear its own costs of any solicitation.

Each of PTG and NMM may also pay the reasonable costs incurred by persons who are the registered but not beneficial owners of PTG Common Shares and NMM Common Shares, as the case may be (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Circular, the Notice of Meeting and form of proxy to the beneficial owners of such Shares. Each of PTG and NMM will provide, without cost to such persons, upon request to the respective Secretaries of the Amalgamating Companies, additional copies of the foregoing documents required for this purpose.

None of the directors of the Amalgamating Companies have advised that they intend to oppose any action intended to be taken by management as set forth in this Circular. No person is authorized to give any information or to make any representation other than those contained in this Circular and, if given or made, such information or representation shall not be relied upon as having been authorized.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying forms of proxy are directors and/or officers of PTG or NMM, as the case may be. **A MEMBER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A MEMBER OF PTG OR NMM, AS THE CASE MAY BE, TO REPRESENT THE MEMBER AT THE APPLICABLE MEETING MAY DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY.** A PTG Member wishing to be represented by proxy at the PTG Meeting or any adjournment thereof must, in all cases, deposit the completed proxy with PTG's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8, not later than 48 hours, excluding

Saturdays, Sundays and holidays, preceding the time of the PTG Meeting, or any adjournment thereof at which the proxy is to be used, or deliver the proxy to the Chairman of the Meeting prior to commencement of the Meeting. An NMM Member wishing to be represented by proxy at the NMM Meeting or any adjournment thereof must, in all cases, deposit the completed proxy with NMM's registrar and transfer agent, Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of the NMM Meeting, or any adjournment thereof at which the proxy is to be used, or deliver the proxy to the Chairman of the Meeting prior to commencement of the Meeting. In each case, a proxy should be executed by the Member or his or her attorney duly authorized in writing or, if the Member is a corporation, by an officer or attorney thereof duly authorized.

A Member who has given a proxy may revoke it at any time insofar as it has not been exercised. A proxy may be revoked by instrument in writing executed by the Member, or by his or her attorney authorized in writing, or if the Member is a corporation, under its corporate seal by an officer or authorized attorney thereof, indicating the capacity under which such officer or attorney is signing, and deposited at the registered office of PTG or NMM, as applicable, at any time on or before the last business day preceding the Meeting at which the proxy is to be used or, if adjourned, any reconvening thereof, or deposited with the Chairman of the PTG Meeting or the NMM Meeting, as applicable, on the day of the Meeting or, if adjourned, any reconvening thereof. A proxy may also be revoked in any other manner permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the time of the revocation.

A Member attending his or her respective Meeting has the right to vote in person and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting.

EXERCISE OF DISCRETION BY PROXIES

Shares represented by properly executed proxies given in favour of the persons designated in the printed portion of the accompanying forms of proxy at a Meeting will be voted or withheld from voting in accordance with the instructions contained therein on any ballot that may be called for and, if a Member specifies a choice with respect to any matter to be acted upon at the Meeting, the Shares represented by the proxy shall be voted accordingly. **WHERE NO CHOICE IS SPECIFIED OR BOTH CHOICES ARE SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR FOR WHICH BOTH CHOICES HAVE BEEN SPECIFIED, INCLUDING IN FAVOUR OF THE AMALGAMATION AND OTHER MATTERS ANCILLARY TO THE AMALGAMATION PROPOSED BY MANAGEMENT AT THE APPLICABLE MEETING AND DESCRIBED IN THE NOTICE OF THE APPLICABLE MEETING AND ELSEWHERE IN THIS CIRCULAR.**

The enclosed forms of proxy when properly completed and delivered and not revoked also confer discretionary authority upon the person appointed proxy thereunder to vote with respect to any amendments or variations of matters identified in the applicable Notice of Meeting and with respect to other matters which may properly come before the applicable Meeting. At the time of printing this Circular, the managements of PTG and NMM know of no such amendments, variations or other matters to come before their respective Meetings. However, if any other matters which are now unknown to the management of PTG or NMM, as the case may be, should properly come before either of the Meetings, the Shares represented by proxies given in favour of management nominees will be voted in accordance with the best judgement of the nominee.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

PTG

Authorized Capital: 1,000,000,000 Common Shares without par value
Issued and Outstanding as at the Record Date: 9,800,482 PTG Common Shares

The board of directors of PTG has fixed December 19, 2001 as the Record Date for the determination of the PTG Members entitled to vote at the PTG Meeting. Only members of record at the close of business on the Record Date who either personally attend the PTG Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their PTG Common Shares voted at the PTG Meeting.

In accordance with the Articles of PTG, on a show of hands, every individual who is present as a PTG Member or as a representative of one or more corporate PTG Members will have one vote, and on a poll every PTG Member present in person or represented by a proxy and every person who is a representative of one or more corporate PTG Members, will have one vote for each PTG Common Share registered in his name on the list of PTG Members, which is available for inspection during normal business hours at PCTC and will be available at the PTG Meeting.

To the knowledge of the directors and officers of PTG the only persons or corporations beneficially owning, directly or indirectly, or exercising control or direction over securities carrying in excess of 10% of the voting rights attached to any class of outstanding voting securities of PTG are as follows:

Name and Municipality of Residence	Number of PTG Common Shares Before Amalgamation [1]	Percentage of PTG Common Shares Before Amalgamation
R. Michael Jones	968,500[2][3]	9.9%[4]

(1) Based on the records of PCTC as at December 19, 2001.
(2) Does not include 99,500 FT Shares subscribed for by Mr. Jones pursuant to the PTG Financing. See "Platinum Group Metals Ltd. - Other Material Facts".
(3) Of these shares, 937,500 are held by 599143 BC Ltd. (a company 50% owned by Mr. Jones and 50% owned by Mr. Jones' wife)
(4) Does not include shares to be issued pursuant to the PTG Financing.

See "Platinum Group Metals Ltd. - Share and Loan Capital " in this Circular, for further information.

NMM

Authorized Capital: 100,000,000 Common Shares without par value
Issued and Outstanding as at the Record Date: 8,749,595 NMM Common Shares

The board of directors of NMM has fixed December 19, 2001 as the Record Date for the determination of the NMM Members entitled to vote at the NMM Meeting. Only members of record at the close of business on the Record Date who either personally attend the NMM Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their NMM Common Shares voted at the NMM Meeting.

In accordance with the Articles of NMM, on a show of hands, every individual who is present as a NMM Member or as a representative of one or more corporate NMM Members, or who is holding a proxy on behalf of a NMM Member who is not present at the NMM Meeting, will have one vote, and on a poll every NMM Member present in person or represented by a proxy and every person who is a representative of one or more corporate Members, will have one vote for each NMM Common Share registered in his name on the list of NMM Members, which is available for inspection during normal business hours at Computershare and will be available at the NMM Meeting.

To the knowledge of the directors and officers of NMM the only persons or corporations beneficially owning, directly or indirectly, or exercising control or direction over securities carrying in excess of 10% of the voting rights attached to any class of outstanding voting securities of NMM are as follows:

Name and Municipality of Residence	Number of NMM Common Shares Before Amalgamation [1]	Percentage of NMM Common Shares Before Amalgamation
Frank Hallam	895,795[2]	10.24%[3]

(1) Based on the records of Computershare as at December 19, 2001.
(2) Does not include 273,300 NMM Common Shares subscribed for by Mr. Hallam pursuant to the NMM Financing. See "New Millennium Metals Corp. - Other Material Facts".
(3) Does not include shares to be issued pursuant to the NMM Financing.

See "New Millennium Metals Corporation - Share and Loan Capital Structure" in this Circular, for further information.

PTG ANNUAL GENERAL MEETING MATTERS

Election of Directors of PTG

The board of directors of PTG presently consists of four directors and it is intended to determine the number of directors at four and to elect four directors for the ensuing year.

The term of office of each of the present directors expires at the PTG Meeting. The persons named below will be presented for election at the PTG Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of PTG or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of PTG, the provisions of the BCCA or pursuant to the Amalgamation. Upon completion of the Amalgamation, in accordance with the terms of the Amalgamation Agreement, the initial directors of Amalco will be as disclosed under "AMALCO - Proposed Directors, Officers, Promoters and Other Management of Amalco".

Pursuant to Section 111 of the BCCA, Advance Notice of the PTG Meeting was published in The Province newspaper on November 30, 2001 and was submitted by SEDAR to the British Columbia Securities Commission, the Alberta Securities Commission and the CDNX on November 23, 2001.

In the following table and the notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of PTG now held by him, his principal occupation, the period of time for which he has been a director of PTG and the number of PTG Common Shares beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position and Country of Residence[1]	Principal Occupation During the Past 5 Years[1]	Previous Service as a Director	Number of PTG Common Shares[2]
R. Michael Jones [4] President, Chief Executive Officer, Director and Promoter Vancouver, B.C.	President, CEO and director of PTG from 2000 to present; Vice-President of Aber Resources, a diamond mine developing company from 1997 to 1999; President of Cathedral Gold Corporation, a producing gold mining company from 1992 to 1999.	Feb. 24, 2000	Free Trading - 259,750 Escrowed - 708,750 Options - 225,000 Total 1,193,500
Dr. Barry Smee [3] Secretary and Director Sooke, B.C.	President of Smee & Associates, a consulting, geological and geochemistry company since 1990; Secretary and director of PTG.	Feb. 24, 2000	Free Trading - 4,000 Escrowed - Nil Options - 125,000 Total 129,000
Douglas Hurst [3] Director Nelson, B.C.	President of D.S. Hurst Inc., a company offering corporate, evaluation and financing consulting services to the mining industry since 1995; Director of PTG.	Oct. 9, 2000	Free Trading - Nil Escrowed - Nil Options - 100,000 Total 100,000
Iain D.C. McLean [3] Director and Consultant for Corporate Development Richmond, B.C.	Director and Consultant for Corporate Development of PTG; Management Consultant of Chart Consulting Ltd. from 1999 to 2001; Chief Operating Officer of several private high technology companies since 1995; Vice-President of Operations of Ballard Power Systems from 1991 to 1995.	Oct. 9, 2000	Free Trading - 79,864 Escrowed - 34,090 Options - 100,000 Total 213,954

NOTES:

(1) The information as to country of residence and principal occupation, not being within the knowledge of PTG, has been furnished by the respective directors individually.

(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of PTG, has been furnished by the respective directors individually.

(3) Denotes member of Audit Committee.

(4) Does not include the 99,500 FT Shares which Mr. Jones has agreed to subscribe for pursuant to the PTG Financing. See "Platinum Group Metals Ltd. - Other Material Facts".

As a group the directors of PTG hold 1,086,454 PTG Common Shares representing 11.09% of PTG's issued and outstanding share capital as at December 19, 2001.

PTG does not have an executive committee at present.

Interest of Certain Persons in Matters to be Acted Upon by PTG

Other than as set forth in this Circular, no person who has been a director or senior officer of PTG at any time since the beginning of the most recent fiscal year end, nor any proposed nominee for election as a director of PTG, nor any individual proposed to be one of the initial directors and officers of Amalco, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meetings, other than the election of directors at the PTG Meeting.

Executive Compensation of PTG

"Named Executive Officer" means the Chief Executive Officer ("CEO") of PTG and each of PTG's four most highly compensated executive officers, whose total compensation is equal to $100,000, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year was $100,000 whether or not they are an executive officer at the end of the fiscal year.

PTG currently has one Named Executive Officer, Mr. R. Michael Jones, President and Chief Executive Officer. The table below sets forth the compensation of the Named Executive Officer during the fiscal periods ended August 31, 2000 and 2001.

Summary Compensation Table

		Annual Compensation			*Long Term Compensation*			
					Awards		*Payouts*	
Name and Principal Position	*Year*[1]	*Salary ($)*	*Bonus ($)*	*Other Annual Compensation ($)*	*Securities Under Options/ SARs granted*[2] *(#)*	*Restricted Shares or Restricted Share Units ($)*	*LTIP Payouts ($)*	*All Other Compen-sation ($)*
R. Michael Jones, President, CEO & Promoter	2001 2000	Nil Nil	Nil Nil	91,136[3] 11,025[3]	225,000[4] Nil	Nil Nil	Nil Nil	Nil Nil

(1) Period ended August 31.
(2) Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end.
(3) The fees are paid pursuant to a management services agreement dated February 27, 2001 for management and administrative purposes.
(4) Stock options were granted on January 31, 2001 at an exercise price of $0.55 and expire on January 31, 2005.

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of PTG or an affiliate, or the price of PTG's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". PTG has not granted any LTIP's to its Named Executive Officer or to its directors during the past fiscal year.

Stock Appreciation Rights

Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of PTG's shares. No SAR's were granted to or exercised by the Named Executive Officer or the directors of PTG during the past fiscal year.

Option Grants in Last Fiscal Year

The following stock options were granted to the Company's Named Executive Officer during the fiscal year ended August 31, 2001:

Name	Securities Under Options/SARs Granted	% of Total Options/SARs Granted to Employees in Fiscal Year[1]	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
R. Michael Jones	225,000 /N/A	26.8%	$0.55	N/A[2]/N/A	Jan. 31, 2005

(1) Percentage of all of PTG's Options granted during the fiscal year ended August 31, 2001.

(2) PTG's Common Shares did not trade on the Canadian Venture Exchange until March 6, 2001, on which date they traded at a price of $0.55 per share.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of the value of the Named Executive Officer's unexercised PTG Options on an aggregated basis as of August 31, 2001:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#)[1] Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[1][2] Exercisable/ Unexercisable
R. Michael Jones	Nil	N/A	225,000/N/A	Nil/Nil

(1) As freestanding SARs have not been granted, the number of shares relate solely to PTG Options.

(2) there are no "in-the money" options as the closing price of common shares of PTG on the CDNX on August 31, 2001, being PTG's financial year end of $0.49 per share was less than the exercise price of the stock options granted.

Compensation of Directors

During the most recently completed financial year end, directors of PTG did not receive any compensation for their roles as directors, other than the grant of stock options in accordance with CDNX policies. The following table sets forth stock options granted by PTG during the fiscal year ended August 31, 2001 to directors who are not Named Executive Officers of PTG, as a group:

Name	Securities Under Options/SARs Granted	% of Total Options/SARs Granted to Employees in Fiscal Year[1]	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Directors who are not Named Executive Officers (3)	325,000/N/A	38.7%	$0.55	N/A[2]/N/A	Jan. 31, 2005

(1) Percentage of all of the Company's options granted during the fiscal year ended August 31, 2001.
(2) The Company's common shares did not trade on the Canadian Venture Exchange until March 6, 2001, on which date they traded at a price of $0.55 per share.

The following table sets forth details of all exercises of PTG Options during the fiscal year ended August 31, 2001 by directors who are not Named Executive Officers of PTG, as a group, and the fiscal year-end value of unexercised PTG Options on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Fiscal Year-End (#)[1] Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End ($)[1][2] Exercisable/ Unexercisable
Directors who are not Named Executive Officers (3)	Nil	Nil	325,000/Nil	Nil/Nil

(1) As freestanding SARs have not been granted by the Company, the numbers relate solely to stock options.
(2) There are no "in-the-money" options as the closing price of common shares of the Company on the Canadian Venture Exchange on August 31, 2001, being the last of the financial year end, of $0.49 per share was less than the exercise price of the stock options granted.

Pension Plans

PTG does not provide retirement benefits for directors or executive officers. See however "Management Contracts" below for a discussion regarding the management agreements between PTG and the Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

PTG has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in PTG's most recently completed fiscal year or its current fiscal year in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000.

Effective February 27, 2001, PTG entered into a management services agreement (the "Jones Agreement") with R. Michael Jones, the President, Chief Executive Officer and a director of PTG, whereby it was agreed that PTG would pay Mr. Jones a monthly fee of $10,000 for management and administrative services. The initial term of the Jones Agreement is one year commencing from February 27, 2001 and thereafter PTG may renew the Jones Agreement for further one year terms by providing Mr. Jones with written notice at least 30 days prior to the expiration of the current term.

Effective February 27, 2001, PTG entered into a management services agreement (the "Gorc Agreement") with Dennis Gorc, the Vice-President, Exploration and a director of PTG, whereby it was agreed that PTG would pay Mr. Gorc a fee of $325 for each calendar day of the term of the Gorc Agreement, for geological and exploration management services. The initial term of the Gorc Agreement is one year commencing from February 27, 2001 and thereafter PTG may renew the Gorc Agreement for further one year terms by providing Mr. Gorc with written notice at least 30 days prior to the expiration of the current term.

Effective September 1, 2001, PTG entered into a consulting agreement (the "McLean Agreement") with Iain McLean, a director of PTG, whereby it was agreed that PTG would pay Mr. McLean a fee of $454 per day, based on a four day work week, for identification of opportunities for the corporate growth of PTG, joint ventures or strategic relationships. The initial term of the McLean Agreement was three months and since the expiration of the three months on November 30, 2001, PTG has continued to use the consulting services of Mr. McLean on an as needed daily basis at the same rate two to four days per week.

Proposed Compensation

Except as disclosed in this Circular, PTG has no bonus, profit sharing or similar plans in place pursuant to which cash or non-cash compensation is proposed to be paid or distributed to the Named Executive Officer in the current or subsequent fiscal year.

PTG has, however paid consulting fees totalling approximately $5,106 to Barry Smee, the Secretary and a director of PTG, and anticipates that it will continue to employ and pay for the services of Mr. Smee at a similar rate. PTG has also paid to Driver Anderson, an accounting firm of which Cyrus Driver, PTG's Chief Financial Officer, is a partner, fees totalling approximately $41,100 for accounting services provided and PTG anticipates that it will continue to employ the services of Driver Anderson in the future at a similar rate.

Indebtedness of Directors, Officers, Promoters and Other Management of PTG

At any time during PTG's last completed financial year, no director, executive officer or senior officer of PTG, proposed management nominee for election as a director or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to PTG or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by PTG or any of its subsidiaries, other than through normal business dealings.

Promoters of PTG

By virtue of the definition of "promoter" set out in applicable securities legislation, the promoter of PTG during the two years preceding the date hereof and at the date hereof is Mr. R. Michael Jones, who is the President, Chief Executive Officer and a director of PTG. Mr. Jones has been granted PTG Options enabling him to acquire PTG Common Shares and has received amounts under management contracts (see "Summary Compensation Table" above). In addition, Mr. Jones beneficially owns or has control over

968,500 PTG Common Shares. Mr. Jones has also agreed to acquire 99,500 FT Shares of PTG at a price of $0.25 per share, pursuant to the PTG Financing. See "Executive Compensation of PTG" and "Termination of Employment, Change in Responsibilities and Employment Contracts" above and "Platinum Group Metals Ltd. - Options and Other Rights to Purchase Shares" and "Other Material Facts" in this Circular.

Nothing else of value has been received from PTG by PTG's promoter from the time of incorporation until the date hereof except as otherwise disclosed in this Circular.

Interest of Management and Others in Material Transactions of PTG

On October 23, 2001, PTG announced the PTG Financing and of the subscribers involved in the PTG Financing two are PTG insiders. Both Mr. R. Michael Jones, President, Chief Executive Officer and a director of PTG and Mr. Cyrus Driver the Chief Financial Officer of PTG have agreed to subscribe for an aggregate of up to 119,500 FT Shares. See "Platinum Group Metals Ltd. - Other Material Facts"

Other than as set forth above and elsewhere in this Circular and other than transactions carried out in the ordinary course of business of PTG or any of its subsidiaries, none of the directors or senior officers of PTG, any PTG Member beneficially owning shares carrying more than 10% of the voting rights attached to the PTG Common Shares nor an associate or affiliate of any of the foregoing persons had since September 1, 2000 (being the commencement of PTG's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect PTG.

Management Contracts

Other than as set forth elsewhere in this Circular, PTG has not entered into any management contracts.

Appointment of Auditor of PTG

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of Deloitte & Touche LLP, as auditor of PTG and to authorize the directors to fix their remuneration. Deloitte & Touche LLP were first appointed auditors of PTG on September 15, 2000. Upon completion of the Amalgamation, in accordance with the Amalgamation Agreement, the auditor of Amalco will be Deloitte & Touche, LLP. See "AMALCO - Auditors, Registrar and Transfer Agent of Amalco".

NMM EXTRAORDINARY MEETING MATTERS

Interest of Certain Persons in Matters to be Acted Upon by NMM

Other than as set forth in this Circular, no person who has been a director or senior officer of NMM at any time since the beginning of the most recent fiscal year end, nor any individual proposed to be one of the initial directors and officers of Amalco, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meetings.

Executive Compensation of NMM

See the disclosure under "New Millennium Metals Corporation - Executive Compensation".

Indebtedness of Directors, Officers, Promoters and Other Management of NMM

See the disclosure under "New Millennium Metals Corporation - Indebtedness of Directors, Officers, Promoters and Others".

Promoters of NMM

By virtue of the definition of "promoter" set out in applicable securities legislation, the promoter of NMM during the two years preceding the date hereof and at the date hereof is Frank Hallam, who is the President, Chief Executive Officer and a director of NMM. Mr. Hallam has been granted NMM Options enabling them to acquire NMM Common Shares and, during the period from January 1, 2001 to December 19, 2001, NMM has paid to its promoter, approximately $8,826. In addition, Mr. Hallam beneficially owns or has control over 895,795 NMM Common Shares and has agreed to purchase a further 273,300 NMM Common Shares under the NMM Financing. See "New Millennium Metals Corporation - Executive Compensation", above, for details and "New Millennium Metals Corporation - Share and Loan Capital - Options and Other Rights to Purchase Shares" in this Circular.

Nothing else of value has been received from NMM by NMM's promoter during the five years preceding the date hereof except previously exercised NMM Options or as otherwise disclosed in this Circular.

Interest of Management and Others in Material Transactions

See the disclosure under "New Millennium Metals Corporation - Interest of Management and Others in Material Transactions".

OTHER MATTERS WHICH MAY COME BEFORE THE MEETINGS

The managements of the Amalgamating Companies know of no matters to come before the Meetings other than as set forth in the enclosed Notice of Meeting for each of PTG and NMM. HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENTS OF PTG OR NMM SHOULD PROPERLY COME BEFORE EITHER MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

Proxies received in favour of management of PTG will be voted for the approval of the PTG Amalgamation Resolution, unless the Member has specified in the proxy that his or her PTG Common Shares are to be voted against such resolution.

Proxies received in favour of management of NMM will be voted for the approval of the NMM Amalgamation Resolution, unless the Member has specified in the proxy that his or her NMM Common Shares are to be voted against such resolution.

THE AMALGAMATION

The description of the Amalgamation set out in this Circular is qualified in its entirety by reference to the full text of the Amalgamation Agreement, attached hereto as Schedule A.

CONSEQUENCES OF THE AMALGAMATION

The Members of each of the Amalgamating Companies are being asked to approve, by special resolution, the Amalgamation which, when effected, will result in the combination of PTG and NMM into one company, Amalco. The Amalgamation Agreement and the texts of the PTG Amalgamation Resolution and the NMM Amalgamation Resolution are attached as Schedules A, B and C to this Circular, respectively. The principal consequences of the Amalgamation may be summarized as follows:

- The Amalgamating Companies will amalgamate as one company with the name "Platinum Group Metals Ltd.". A copy of the proposed Memorandum and Articles of Amalgamation of Amalco are attached to the Amalgamation Agreement.

- The property, assets, rights and privileges of each Amalgamating Company shall continue to be the property, assets, rights and privileges of Amalco.

- Amalco shall continue to be liable for all of the contracts, liabilities, debts and obligations of each Amalgamating Company.

- An existing cause of action, claim or liability to prosecution against an Amalgamating Company shall remain unaffected and may be continued against Amalco.

- A civil, criminal or administrative action or proceeding pending by or against an Amalgamating Company may continue to be prosecuted by or against Amalco but, for all purposes of such action or proceeding, the name of Amalco shall be substituted in such action or proceeding in place of the Amalgamating Company.

- A conviction against, or ruling, order or judgment in favour of or against, an Amalgamating Company may be enforced by or against Amalco.

- The PTG Common Shares will be exchanged for Amalco Common Shares on the basis of one Amalco Common Share for every one PTG Common Share held.

- The NMM Common Shares will be exchanged for Amalco Common Shares on the basis of one Amalco Common Share for every 1.65 NMM Common Share held.

- All outstanding PTG Options, PTG Warrants, NMM Options, NMM Warrants and other rights to acquire Shares of the Amalgamating Companies will entitle the holders thereof to acquire, following the Amalgamation, Amalco Common Shares on the basis of one Amalco Common Share for every right to acquire one PTG Common Share and one Amalco Common Share for every right to acquire 1.65 NMM Common Shares and the exercise price will be proportionately adjusted, and otherwise under identical terms and conditions.

- No fractional Amalco Common Share will be issued and no consideration will be paid in lieu thereof. Any resultant fractional Amalco Common Share equal to or less than ½ will be rounded down to the next closest whole number of Amalco Common Shares and any resultant fractional Amalco Common Share greater than ½ will be rounded up to the next closest whole number of Amalco Common Shares.

- The management of Amalco will be the directors and officers listed under "AMALCO - Proposed Directors, Officers, Promoters and Other Management".

- Any Shares held by one of the Amalgamating Companies in the other will be cancelled by operation of law without any repayment of capital.

- Any indebtedness between the Amalgamating Companies will be cancelled by operation of law without any repayment.

- The aggregate paid up capital of Amalco shall be an amount equal to the aggregate paid up capital of the Amalgamating Companies immediately prior to such time, less any intercorporate shareholdings.

The Amalgamation will become effective on the Amalgamation Date.

Based on the number of securities of the Amalgamating Companies outstanding as of the Record Date and assuming completion of the current portion of the PTG Financing and the NMM Financing, immediately after the Amalgamation becomes effective, approximately 16,596,403 Amalco Common Shares will be outstanding (this number may increase if the PTG Financing is fully subscribed for) and a maximum of 3,133,450 Amalco Common Shares will be issuable pursuant to outstanding PTG Warrants, PTG Options, NMM Warrants and NMM Options. On a non-diluted basis, approximately 67% of the outstanding Amalco Common Shares will be held by former PTG Members and approximately 33% of the outstanding Amalco Common Shares will be held by former NMM Members.

THE AMALGAMATION AGREEMENT

Each of the Amalgamating Companies has executed the Amalgamation Agreement which contains certain covenants of each of them, contemplates the completion of the Amalgamation on the terms and conditions set forth in the Amalgamation Agreement and provides that the Amalgamation will be subject to a number of conditions having been met, including the following:

(a) the Amalgamation being adopted and approved by special resolution of the Members as discussed under "THE AMALGAMATION - Member Approvals";

(b) an Order of the Court approving the Amalgamation having been issued on terms and conditions satisfactory to the Amalgamating Companies as discussed under "THE AMALGAMATION - Court Approval";

(c) there not being in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement, including, without limitation, the Amalgamation;

(d) all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders required or necessary or desirable for the completion of the Amalgamation having been obtained or received;

(e) there not being in force any cease trade orders by any regulatory body or any other impediment to the general free-tradeability of the Amalco Common Shares to be issued in connection with the Amalgamation;

(f) none of the consents, orders, regulations or approvals contemplated in the Amalgamation Agreement containing terms or conditions or requiring undertakings or security deemed unacceptable or unsatisfactory by either of the Amalgamating Companies;

(g) the Amalgamation Agreement not having been terminated as provided for therein;

(h) the Amalgamation having been approved by the CDNX, subject only to making the required filings;

(i) neither of the Amalgamating Companies having received notices of dissent pursuant to the provisions of the BCCA with respect to the Amalgamation from persons holding, in the aggregate, greater than 2% of the issued and outstanding PTG Common Shares or NMM Common Shares, as the case may be;

(j) each of the Amalgamating Companies having performed each of its obligations and each representation and warranty contained in the Amalgamation Agreement being true as at the Amalgamation Date;

(k) no change having occurred which has had an adverse material effect on the party in question;and

(l) neither of the Amalgamating Companies having received an unsolicited*bona fide* offer to enter into a competing transaction which its directors are obligated, in accordance with their fiduciary obligations, to consider and recommend to the shareholders of such company.

The Amalgamation Agreement, the PTG Amalgamation Resolution and the NMM Amalgamation Resolution provide that, notwithstanding the approval of their respective Members, the directors of either PTG and/or NMM may terminate the Amalgamation by a directors' resolution at any time prior to the Amalgamation Date without any further action on the part of the Members or the Court if any of the conditions precedent are not satisfied as provided in the Amalgamation Agreement. In addition, if the Amalgamation Date does not occur on or before February 28, 2002 (or such later date as may be mutually agreed), the directors of either of the Amalgamating Companies may terminate the Amalgamation Agreement.

The Amalgamation is proposed to be carried out pursuant to Sections 247 to 251 of the BCCA. The following procedural steps must be taken in order for the Amalgamation to become effective:

(i) each of the PTG Amalgamation Resolution and the NMM Amalgamation Resolution must be approved as special resolutions by the PTG Members and the NMM Members, respectively;

(ii) all conditions precedent to the Amalgamation, as set forth in the Amalgamation Agreement, must be satisfied or waived by the appropriate parties;

(iii) an Order approving the Amalgamation must be filed with the Registrar of Companies under the BCCA; and

(iv) the Amalgamation must be filed with and approved by the Registrar of Companies under the BCCA.

REASONS FOR THE AMALGAMATION

The Boards of Directors of PTG and NMM, respectively, have concluded that it would be in the best interests of the Amalgamating Companies and their respective Members to bring together into a single public company the mineral property interests currently held separately by PTG and NMM with a view to achieving certain benefits, including the following:

(a) The Amalgamation will consolidate the property interests of PTG and NMM in Ontario, which will facilitate the financing required for the exploration and development of the Amalco's properties.

(b) As a result of the Amalgamation, a strong management group will be formed, with extensive experience and expertise covering various aspects of platinum group metal exploration.

(c) Members of PTG and NMM will become members of a company with a substantially larger public float than is currently available to either PTG or NMM individually, which may provide enhanced liquidity for Amalco Members.

(d) Operational efficiencies will be achieved by eliminating the duplication of accounting, legal, corporate and administrative procedures for the Amalgamating Companies.

(e) The Amalgamation will result in the creation of a company with a larger asset base and capitalization, thereby facilitating better access to capital markets. Amalco will, as a result, be better positioned strategically, operationally and financially to explore, and if warranted, develop, its mineral properties.

MEMBER APPROVALS

In order for the Amalgamation to be effective it must be approved by a special resolution of the PTG Members and the NMM Members passed by the affirmative vote of not less than three-quarters of the PTG Common Shares and the NMM Common Shares that are represented in person or by proxy at the respective Meetings. The PTG Amalgamation Resolution and the NMM Amalgamation Resolution are attached as Schedules B and C, respectively, to this Circular.

At the PTG Meeting, PTG Members will vote on the PTG Amalgamation Resolution. In accordance with the Articles of PTG, the quorum for the PTG Meeting is two persons present and being, or representing by proxy, PTG Members holding not less than one-twentieth (5%) of the outstanding PTG Common Shares.

At the NMM Meeting, NMM Members will vote on the NMM Amalgamation Resolution. In accordance with the Articles of NMM, the quorum for the NMM Meeting is one person attending in person, or represented by proxy, who is entitled to vote.

Notwithstanding the foregoing, the Amalgamation Agreement may be terminated (and consequently the Amalgamation terminated) at any time prior to the Amalgamation Date by the directors of either of the Amalgamating Companies without any further approval on the part of the Members of either of the Amalgamating Companies if any of the conditions precedent are not satisfied as provided in the Amalgamation Agreement.

COURT APPROVAL

The Amalgamation requires the approval of the Court. Subject to approval of the Amalgamation by the Members of the Amalgamating Companies at the Meetings, as set out in the notice of petition (which is expected to be filed on February 6, 2002 after the Meetings), the hearing is scheduled to take place at the Court House at 800 Smithe Street, Vancouver, British Columbia at 9:45 a.m., Vancouver time, on or about February 8, 2002 or as soon thereafter as counsel may be heard. At this hearing, all creditors of the Amalgamating Companies and holders of PTG Common Shares, NMM Common Shares, PTG Warrants, NMM Warrants, PTG Options and NMM Options and any other rights to acquire shares of PTG or NMM are entitled to appear in person or by counsel and to make a submission regarding the Amalgamation, subject to serving and filing a notice of appearance and satisfying any other applicable requirements. A Member's right to appear at the hearing is in addition to the right to file a notice of dissent as described under "RIGHTS OF DISSENT".

At the hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Amalgamation to the creditors of the Amalgamating Companies and holders of PTG Common Shares, NMM Common Shares, PTG Warrants, NMM Warrants, PTG Options and NMM Options and the rights and interests of every person affected. In addition, the Court will be informed prior to the hearing that if it approves the fairness of the terms and conditions of the Amalgamation, the Amalco Common Shares, Amalco Options and Amalco Warrants to be issued by Amalco will not require registration under the U.S. Securities Act because of such approval.

At the hearing, the Court may approve the Amalgamation either as proposed, or subject to such terms and conditions as the Court considers appropriate, or may dismiss the application.

THIRD PARTY APPROVALS

The issuance of Amalco Common Shares will constitute a distribution of securities which is exempt from the registration and prospectus requirements of the securities legislation in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia and Newfoundland and Labrador and the Yukon and Northwest Territories by virtue of applicable securities laws of these jurisdictions. In the Province of Quebec, the issuance of Amalco Common Shares is exempt if the Quebec Securities Commission agrees or does not object within a specified time period of receiving required information, which approval the Amalgamating Companies will seek to obtain. See also "THE AMALGAMATION - Resale of Amalco Common Shares".

EFFECTIVE TIME OF AMALGAMATION

If each of the PTG Amalgamation Resolution and the NMM Amalgamation Resolution is passed at the respective Meetings, the approval of the Court is obtained and all other conditions to completion of the Amalgamation are satisfied or waived, the Amalgamation will be effected by the issuance of a Certificate of Amalgamation by the Registrar of Companies of British Columbia in accordance with the provisions of the

BCCA, at 12:01 a.m., Vancouver time, on the Amalgamation Date. It is currently anticipated that this date will be on or about February 18, 2002.

ACCOUNTING TREATMENT

The Amalgamation will be treated for accounting purposes as a purchase transaction, with PTG being identified as the acquirer and NMM identified as the acquiree. PTG's net assets will be presented at the historical amounts recorded in its accounts and the net assets of NMM will be presented at fair value. See "AMALCO - Pro Forma Financial Position" and "Schedule F - Amalco Pro Forma Financial Statements".

STOCK EXCHANGE LISTINGS AFTER THE AMALGAMATION DATE

Application has been made to the CDNX for acceptance of the Amalgamation and the listing of the Amalco Common Shares in connection with the Amalgamation. As of the date of this Circular, the CDNX is in the process of reviewing the materials submitted by the Amalgamating Companies and the CDNX has not yet issued it's conditional acceptance of the Amalgamation and the listing of the Amalco Common Shares in connection with the Amalgamation. It is a condition to the completion of the Amalgamation that the Amalgamation has been approved by the CDNX, subject only to making the required filings with it.

SHARE EXCHANGE PURSUANT TO THE AMALGAMATION

After the Amalgamation Date, former Members of the Amalgamating Companies will be requested by Amalco to exchange their share certificates for new certificates on which the name "Platinum Group Metals Ltd." appears, by delivering or mailing their share certificates, together with a letter of transmittal, to PCTC, the registrar and transfer agent of the Amalco. The details for the surrender of certificates representing the PTG Common Shares and NMM Common Shares to PCTC will be set out in a letter of transmittal which will be mailed to all PTG Members and NMM Members. In the event that a Member wishes to have a new certificate issued by Amalco in a name other than that appearing on the face of any existing certificate, the certificate delivered or mailed to such registrar and transfer agent must be endorsed by such Member and the signature must correspond in every respect with the name of the holder appearing on the face of such certificate and must be guaranteed by a Canadian chartered bank, a Canadian trust company or a firm having membership in a recognized stock exchange or in some other manner satisfactory to PCTC. Upon return of a properly completed letter of transmittal, together with certificates representing PTG Common Shares or NMM Common Shares, as the case may be, certificates for the appropriate number of Amalco Common Shares will be issued without charge.

The exchange ratios pursuant to which the Members of the Amalgamating Companies will receive Amalco Common Shares in exchange for their existing Shares as determined by the boards of directors of each of the Amalgamating Companies are as follows:

(a) Each PTG Member will be entitled to one Amalco Common Share in exchange for each one PTG Common Share held; and

(b) Each NMM Member will be entitled to one Amalco Common Share in exchange for each 1.65 NMM Common Share held.

After giving effect to the proposed share exchanges outlined above and assuming completion of the current portion of the PTG Financing and the NMM Financing, there will be approximately 16,596,403

Amalco Common Shares outstanding after the Amalgamation, on a non-diluted basis. The characteristics of Amalco Common Shares are described under "AMALCO - Pro-Forma Share and Loan Capital - Proposed Share Capital".

The method of delivery of certificates representing PTG Common Shares and NMM Common Shares and letter(s) of transmittal and all other required documents is at the option and risk of the person surrendering the same. Both PTG and NMM recommend that such documents be delivered by hand to PCTC at the office noted in the letter of transmittal and a receipt obtained therefor or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. Members holding Shares which are registered in the name of a broker, investment dealer, bank, trust company or other nominee must contact their nominee holder to arrange for the surrender of their Shares.

As soon as practicable following the Amalgamation Date, when a PTG Member or NMM Member has delivered to PCTC the certificate(s) representing the PTG Common Shares or NMM Common Shares, together with a properly completed letter of transmittal, and such additional documents as PCTC may reasonably require, Amalco will cause PCTC to deliver share certificates representing Amalco Common Shares as follows:

(i) to forward such certificate(s) or cause such certificate(s) to be forwarded by first class mail to the former PTG Member or NMM Member, as the case may be, at the address specified in the letter of transmittal; or

(ii) if requested by such former Member in the letter of transmittal, to make it available at the principal office of PCTC in Vancouver, British Columbia, Canada for pick-up by such former Member; or

(iii) if the letter of transmittal neither specifies an address nor contains a request as described in (ii), to forward it or cause it to be forwarded by first class mail to the former Member at the address as shown on the register of PTG Members or NMM Members, as applicable.

The mailing or delivery by PCTC of the Amalco Common Shares shall satisfy and discharge the obligations of Amalco and PCTC. Fractional Amalco Common Shares will not be issued and no consideration will be paid in lieu thereof. Any resultant fractional Amalco Common Share equal to or less than ½ shall be rounded down to the next closest whole number of Amalco Common Shares and any resultant fractional Amalco Common Share greater than ½ shall be rounded up to the next closest whole number of Amalco Common Shares.

If any certificates which, prior to the Amalgamation Date, represented outstanding PTG Common Shares or NMM Common Shares, have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, PCTC will issue, in respect of such lost, stolen or destroyed certificate, certificates representing Amalco Common Shares in respect thereof as determined in accordance with the Amalgamation. When authorizing issuances of Amalco Common Shares in respect of any lost, stolen or destroyed PTG Common Share or NMM Common Share certificates, the person to whom the share issuance is to be made shall, as a condition precedent, be required to provide a bond satisfactory to Amalco and/or PCTC, as the case may be, in such sum as Amalco and/or PCTC may direct, or otherwise indemnify Amalco and/or PCTC against any claim which may be made against Amalco and/or PCTC with respect to the PTG Common Share or NMM Common Share certificate(s) alleged to have been lost, stolen or destroyed.

On the Amalgamation Date, each PTG Member and NMM Member shall be removed from the register of PTG Members and NMM Members, as applicable. Until validly surrendered, the certificates representing the PTG Common Shares and NMM Common Shares held by such former Members shall represent the right to receive, upon such surrender, certificates representing Amalco Common Shares. **Pursuant to the Amalgamation Agreement, any certificate representing PTG Common Shares or NMM Common Shares which has not been surrendered together with all other instruments required by the letter of transmittal, on or prior to the sixth anniversary of the Amalgamation Date shall cease to represent any claim or interest of any kind or nature.**

DESCRIPTION OF COMMON SHARES TO BE ISSUED ON AMALGAMATION

The authorized capital of Amalco will consist of 1,000,000,000 common shares without par value, of which there will be available for issue to the PTG Members 11,127,982 (assuming completion of the current portion of the PTG Financing) Amalco Common Shares and to the NMM Members 5,468,421 (assumes completion of the NMM Financing) Amalco Common Shares. The number of Amalco Common Shares to be issued is, however, subject to reduction to the extent that any shares of PTG or NMM are purchased as a result of dissent proceedings under the BCCA as set out below. See "RIGHTS OF DISSENT".

All Amalco Common Shares shall be of the same class and rank equally as to dividends, voting powers and participation in assets of Amalco on winding-up or dissolution. There will be no pre-emptive rights or conversion rights, and no provisions for redemption or repurchase. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the BCCA.

FEES AND EXPENSES

The Amalgamation Agreement provides that, whether or not the Amalgamation is consummated, all expenses incurred in connection with the Amalgamation Agreement and the transactions contemplated thereby will be paid by the Amalgamating Company incurring such expenses, except where the Amalgamating Companies agree to share expenses.

INTERESTS OF MANAGEMENT IN THE AMALGAMATION

Certain members of the boards of directors and managements of the Amalgamating Companies will become members of the board of directors and management of Amalco. See "AMALCO - Proposed Directors, Officers, Promoters and Other Management of Amalco". It is anticipated that members of the management of Amalco will initially receive the same level of compensation as they received pursuant to their existing employment arrangements.

As at the Record Date, the current directors and officers of the Amalgamating Companies collectively own, directly or indirectly, an aggregate of 1,319,454 PTG Common Shares and 1,465,038 NMM Common Shares. On the Amalgamation Date, it is anticipated that directors and officers of Amalco will collectively own, directly or indirectly, an aggregate of 2,147,496 Amalco Common Shares, assuming completion of the current portion of the PTG Financing and the NMM Financing, representing 12.94% of the issued and outstanding Amalco Common Shares.

RESALE OF AMALCO COMMON SHARES

Under Canadian Law

If the Amalgamation proceeds, Members of the Amalgamating Companies will hold Amalco Common Shares. The issuance of Amalco Common Shares will constitute a distribution of securities which is exempt from the registration and prospectus requirements of the securities legislation in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Newfoundland and Labrador and the Yukon and Northwest Territories by virtue of exemptions from prospectus and registration requirements in the applicable securities laws. An application will be made by the Amalgamating Companies to the Quebec Securities Commission to exempt the distribution of Amalco Common Shares from the prospectus and registration requirements in Quebec.

Amalco Common Shares received by PTG Members and NMM Members pursuant to the Amalgamation, and upon exercise of outstanding PTG Warrants, PTG Options, NMM Warrants and NMM Options and other rights to purchase PTG Common Shares and NMM Common Shares, will be freely transferable in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, and Newfoundland and Labrador and the Yukon and Northwest Territories.

Amalco Common Shares will, however, be subject to restrictions affecting their resale in Quebec, unless such restrictions are removed by the Quebec Securities Commission. Amalco has no present intention of becoming a reporting issuer in Quebec.

Any Members who acquired PTG Common Shares or NMM Common Shares pursuant to an exemption contained in applicable securities legislation of their resident jurisdiction may be subject, in respect of their Amalco Common Shares, to hold periods imposed by such securities legislation. **All such holders of Amalco Common Shares, and holders of Amalco Common Shares who are residents of Quebec, are advised to consult with their legal advisors regarding resale restrictions.**

Under United States Law

The issuance by Amalco at the Amalgamation Date of Amalco Common Shares, Amalco Options and Amalco Warrants pursuant to the Amalgamation will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be effected in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act and exemptions provided under the securities laws of each state of the United States.

Amalco Common Shares received by a holder who will be an "affiliate" of Amalco after the Amalgamation or is an "affiliate" of PTG or NMM prior to the Amalgamation will be subject to certain restrictions on resale imposed by the U.S. Securities Act. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

Persons who are not affiliates of PTG or NMM prior to the Amalgamation and who will not be affiliates of Amalco after the Amalgamation may resell their Amalco Common Shares in the United States without restriction under the U.S. Securities Act.

Persons who will be an affiliate of Amalco after the Amalgamation and persons who are an affiliate of either PTG or NMM prior to the Amalgamation may not resell their Amalco Common Shares in the absence of registration under the U.S. Securities Act, unless an exemption from registration is available, such as the exemption contained in Rule 145(d) under the U.S. Securities Act, or unless registration is not required pursuant to the exclusion from registration provided by Regulation S under the U.S. Securities Act.

In general, under Rule 145(d) as currently in effect, persons who will be an affiliate of Amalco after the Amalgamation and persons who are affiliates of either PTG or NMM prior to the Amalgamation will be entitled to resell in the United States during any three-month period, that number of Amalco Common Shares that does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange, the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to certain restrictions on manner of sale, notice requirements, aggregation rules and the availability of public information about Amalco. Former affiliates of PTG or NMM who are not affiliates of Amalco and who hold their Amalco Common Shares for a period of one year after the Amalgamation, may resell their Amalco Common Shares without regard to the volume and manner of sale limitations set forth in the preceding sentence, subject to the availability of certain public information about Amalco. Former affiliates of PTG or NMM who hold their Amalco Common Shares for a period of two years after the Amalgamation may freely resell such Amalco Common Shares provided that such persons have not been an affiliate of Amalco during the three-month period preceding the resale.

The Amalgamating Companies believe that the exemption provided by Section 3(a)(10) of the U.S. Securities Act will not be available for the issuance of Amalco Common Shares received by a holder in respect of any PTG Common Shares offered and sold in the United States pursuant to the PTG Financing (the "U.S. Financing Shares"). The Amalgamating Companies intend to rely on the exemption provided by Rule 506 of Regulation D under the U.S. Securities Act for the issuance of such Amalco Common Shares. Accordingly, such Amalco Common Shares will be deemed "restricted securities" pursuant to Rule 144 under the U.S. Securities Act. The certificates evidencing such Amalco Common Shares will include a U.S. legend in substantially the same form as the U.S. legend imprinted on the certificates evidencing the U.S. Financing Shares. Such Amalco Common Shares may not be resold in the absence of registration under the U.S. Securities Act, unless an exemption from registration is available, such as the exemption contained in Rule 144 under the U.S. Securities Act, or unless registration is not required pursuant to the exclusion from registration provided by Regulation S under the U.S. Securities Act.

In general, under Rule 144 as currently in effect, the Amalco Common Shares issued in respect of the U.S. Financing Shares will be subject to a one year hold period. After the one year hold period, persons will be entitled to resell in the United States during any three-month period, that number of the restricted securities that does not exceed the greater of, one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange, the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to certain restrictions on manner of sale, notice requirements, aggregation rules and the availability of public information about Amalco. After a two year hold period, persons who are not then affiliates of Amalco and have not been affiliates of Amalco for the three-month period immediately preceding such date will be entitled to resell such restricted securities without restriction under the U.S. Securities Act.

Subject to certain limitations, all holders of Amalco Common Shares may immediately resell such securities outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act. Generally, subject to certain limitations, holders of Amalco Common Shares following the Amalgamation who are not affiliates of Amalco or who are affiliates of Amalco solely by virtue of their status as an officer or director of Amalco may, under the securities laws of the United States, resell their Amalco Common Shares in an “offshore transaction” (which would include a sale through the CDNX) if neither the seller nor any person acting on the seller’s behalf engages in “directed selling efforts” in the

United States and, in the case of a sale of Amalco Common Shares by an officer or director who is an affiliate of Amalco solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with such offer or sale other than a usual and customary broker's commission. For purposes of Regulation S, "directed selling efforts" means "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered" in the resale transaction. Certain significant and additional restrictions are applicable to a holder of Amalco Common Shares who will be an affiliate of Amalco other than by virtue of his or her status as an officer or director of Amalco.

The Amalco Common Shares issuable upon exercise of outstanding Amalco Options, Amalco Warrants and other rights to acquire Amalco Common Shares to be issued pursuant to the Amalgamation have not been registered under the U.S. Securities Act. As a result, these Amalco Options, Amalco Warrants and other rights may not be exercised by or on behalf of a person in the United States, and the Amalco Common Shares issuable upon exercise thereof may not be offered or sold in the United States, unless such Amalco Common Shares have been registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the Amalco Common Shares received upon completion of the Amalgamation and receivable upon exercise of any Warrants following the Amalgamation. **All holders of Amalco Common Shares are urged to consult with counsel to ensure that the resale of their Amalco Common Shares complies with applicable securities legislation.**

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

It is management's understanding that the following general summary fairly describes the principal Canadian federal income tax consequences of the proposed Amalgamation and the exercise of dissent rights as described herein to shareholders and warrant holders to whom shares or warrants of the Amalgamating Companies constitute capital property for the purposes of the Tax Act.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder in force on the date hereof (the "Regulations"), counsel's understanding of the current administrative and assessing policies of Canada Customs and Revenue Agency and all specific proposals to amend the Tax Act and Regulations (the "Tax Proposals") announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein.

The Tax Act contains certain provisions (the "mark-to-market rules") relating to securities held by certain "financial institutions" as defined in the Tax Act. The mark-to-market rules generally preclude such institutions from obtaining capital gains treatment in respect of gains realized from a disposition of shares of corporations (other than shares of a corporation in which the institution has a "significant interest") and such institutions are precluded from making the election under subsection 39(4) of the Tax Act referred to below. This summary does not otherwise take the mark-to-market rules into account, and taxpayers that are "financial institutions" for the purposes of the mark-to-market rules should consult their tax advisors.

This summary is of a general nature only and it is not intended to be, nor should it be construed to be, legal or tax advice to any Member. Accordingly, Members should consult their own tax advisers

for advice with respect to the Canadian income tax consequences to them of the Amalgamation and the exercise of dissent rights.

Nature of Shares

The Shares will generally constitute "capital property" to a holder thereof, unless the Member is a trader or dealer in securities or is engaged in an adventure in the nature of trade with respect to such shares or warrants. Certain Members resident in Canada whose Shares might not otherwise qualify as "capital property" may be entitled to obtain such qualification by making the irrevocable election permitted by subsection 39(4) of the Tax Act. **Any person contemplating making a subsection 39(4) election should first consult his tax advisors as the making of such election will affect the income tax treatment of a disposition of other Canadian securities.**

Members

Members will realize neither a capital gain nor a capital loss on the Amalgamation as a result of which their Shares become Amalco Common Shares. The aggregate cost of such Amalco Common Shares will be equal to the aggregate adjusted cost bases of the PTG Common Shares or NMM Common Shares, as the case may be, converted into Amalco Common Shares by virtue of the Amalgamation. Where a Member owns both PTG Common Shares and NMM Common Shares, the averaging rules contained in the Tax Act will generally apply in determining the adjusted cost base to him of the Amalco Common Shares received on the Amalgamation.

Flow-through shares of PTG or NMM held by Members which are replaced by Amalco Common Shares on the Amalgamation will qualify, by virtue of subsection 87 (4.4) of the Tax Act, as "flow-through shares" as described in subsection 66(15) of the Tax Act and will not be "prescribed shares" as defined in section 6202.1 of the regulations to the Tax Act.

Dissenting Members

The consequences under the Tax Act to a Member who dissents from the Amalgamation, as described under "RIGHTS OF DISSENT", and who receives a payment for his Shares are discussed below.

The tax treatment of payments received as a result of the exercise of such dissent rights will depend upon whether the purchaser of such Shares is Amalco or the Amalgamating Company that issued the shares.

The receipt by a dissenting Member of a cash payment from Amalco equal to the fair value of his PTG Common Shares or NMM Common Shares, as the case may be, in respect of which such rights of dissent are exercised may be treated as proceeds of disposition of such Shares. To the extent that such proceeds of disposition exceed (or are exceeded by) the adjusted cost base of such dissenting Member's Shares, the Member will generally be regarded as having realized a capital gain (or capital loss) equal to the amount of such difference.

Alternatively, the receipt by a dissenting Member of a cash payment equal to the fair value of his PTG Common Shares or NMM Common Shares, as the case may be, from PTG or NMM, respectively, and not from Amalco would generally be treated as a dividend (and not proceeds of disposition) to the holder of such Shares to the extent that such payment exceeds the paid-up capital (as computed under the Tax Act) of such Shares. However, such excess may nonetheless continue to be considered proceeds of disposition (and not a dividend) pursuant to subsection 55(2) of the Tax Act in the case of certain Canadian resident corporate shareholders. In any event, the balance of the fair value paid (i.e. the amount equal to the paid-up capital of the Shares) would be treated as proceeds of disposition. The dissenting Members would thus realize a capital gain (capital loss) to the extent that the proceeds of disposition of the Shares exceed (are exceeded by) the Member's adjusted cost base of the Shares.

Minimum Tax

Taxable dividends (without application of the dividend gross-up and tax credit rules) and the full amount of capital gains (net of capital losses) must be included in the adjusted taxable income for the purposes of calculating minimum tax under the Tax Act.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

It is management's understanding that the following general summary fairly describes the principal United States federal income tax consequences of the proposed Amalgamation and the exercise of dissent rights as described herein to shareholders and warrant holders to whom shares or warrants of the Amalgamating Companies constitute capital property for the purposes of the Internal Revenue Code of 1986, as amended (the "Code").

The following is a summary of the material United States federal income tax considerations related to the Amalgamation generally applicable to a Member of the Amalgamating Companies who is a United States Holder (as defined below) who holds Shares as capital assets. This summary is based on United States federal income tax law in effect as of the date of this Circular. No advance income tax ruling has been sought or obtained from the United States Internal Revenue Service (the "IRS") regarding the tax consequences of the transactions described herein. This summary does not address all aspects of United States federal income taxation that may be applicable to particular United States Holders based on their tax circumstance or to United States Holders who are subject to special provisions of United States federal income tax law, such as tax-exempt organizations, financial institutions, insurance companies, broker-dealers, or persons having a "functional currency" other than the United States dollar. This summary does not address aspects of United States taxation other than United States federal income taxation. In addition, this summary does not address any foreign tax consequences of the Amalgamation.

As used herein, a United States Holder is a PTG Member or NMM Member who is a "United States person," including: (i) an individual who is a citizen or resident of the United States for federal income tax purposes, (ii) a corporation or partnership executed or organized in or under the laws of the United States, or of any political subdivision thereof, (iii) an estate, the income of which is subject to Untied States federal income taxation regardless of source, or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust.

UNITED STATES HOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL, STATE AND LOCAL TAX CONSEQUENCES AND THE FOREIGN TAX CONSEQUENCES OF THE AMALGAMATION IN LIGHT OF THEIR PARTICULAR TAX CIRCUMSTANCES AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL AND OTHER TAX LAWS.

Disposition of Shares

Assuming that (i) Amalco continues the historic business of both PTG and NMM or uses a significant portion of the historic business assets of both PTG and NMM in its business, (ii) there is no plan in existence that would result in a redemption or repurchase by Amalco of any significant portion of Amalco Common Shares issued to PTG Members and NMM Members in the Amalgamation, (iii) Amalco acquires substantially all of the assets of both PTG and NMM solely for Amalco Common Shares (within the meaning of Section 368(a)(1)(C) of the Code), (iv) Amalco qualifies as a passive foreign investment company ("PFIC") immediately following the Amalgamation (see "Passive Foreign Investment Company Considerations", below) and (v) the non-statutory requirements are met: continuity of interest, business purpose, continuity of business enterprise and plan or reorganization (these five assumptions, collectively, the "U.S. Tax Assumptions"), it appears that the Amalgamation could qualify as a "reorganization" for both PTG and NMM (within the meaning of Section 368(a)(1) of the Code) and a United States Holder that exchanges his or her Shares for Amalco Common Shares in the Amalgamation generally will not recognize gain or loss on such exchange.

Assuming the Amalgamation is treated as a reorganization for U.S. federal income tax purposes, a United States Holder will generally have a tax basis in the Amalco Common Shares received equal to the United States Holder's tax basis in the Shares exchanged therefor. The holding period for the Amalco Common Shares received in the Amalgamation will, in that case, include the holding period of the United States Holder's Shares exchanged therefor.

If for any reason (including, without limitation, the inaccuracy of the U.S. Tax Assumptions for PTG, NMM or Amalco) the exchange of the PTG Common Shares or NMM Common Shares for Amalco Common Shares were treated as a taxable exchange, a United States Holder that exchanges his or her Shares for Amalco Common Shares will recognize gain on such exchange to the extent his or her basis in the Shares exchanged is lower than the fair market value of the Amalco Common Shares received. Losses, however, will only be recognized if the Amalgamation fails to qualify as a "reorganization" under Section 368(a)(1) of the Code for reasons other than the inaccuracy of clause (iv) of the U.S. Tax Assumptions. Because the taxability of the Amalgamation to the United States Holders is tested separately for the PTG Members and the NMM Members, it is possible that the Amalgamation will be taxable to the PTG Members while it is not taxable to the NMM Members, or vice versa. Any gain or loss recognized will be equal to the difference between (a) the fair market value, at the time of the exchange of the Amalco Common Shares received in the exchange, and (b) the United States Holder's tax basis in the Shares surrendered.

Except as provided below, if a gain or loss is recognized on the Amalgamation, the gain or loss recognized will generally be capital gain or loss, except that, with respect to any declared by unpaid dividends on the Shares, ordinary income may be recognized. Non-corporate taxpayers generally are taxed at a maximum rate of 20% on net capital gains attributable to gains realized on the sale of property held for more than one year.

An important exception to capital gains treatment of the gain or loss recognized by United States Holders is if PTG or NMM has, at any time in the past, been a PFIC while the United States Holder was a PTG Member or NMM Member, as the case may be (see discussion below under "Passive Foreign Investment Company Considerations - Effect of PFIC Rules on Amalgamation - Taxability of Exchange").

If the exchange of the PTG Common Shares or NMM Common Shares for Amalco Common Shares was treated as taxable for U.S. federal income tax purposes, a United States Holder would have a tax basis in the Amalco Common Shares received equal to the fair market value of such Amalco Common Shares at the time of the exchange. The holding period for the Amalco Common Shares received in the exchange would, in that case, begin on the day after the exchange.

Finally, assuming that the Amalgamation is not a taxable event for Canadian federal income tax purposes (see "Canadian Federal Income Tax Considerations - Members"), for United States federal income tax purposes, gain recognized on the exchange of Shares for Amalco Common Shares generally will be treated as United States source gain.

Passive Foreign Investment Company Considerations

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. For taxable years of United States persons beginning after December 31, 1997 and for tax years of foreign corporations ending with or within such tax years, the Taxpayer Relief Act of 1997 provides that publicly traded corporations must apply this test on a fair market value basis only.

Effect of PFIC Rules on Amalgamation

Effect of PFIC Rules on Taxability of Exchange

Under the PFIC rules, if the United States Holders of a PFIC receive shares in a company which is treated as a PFIC for its taxable year which includes the day following the Amalgamation, the transaction will qualify as a non-taxable exchange for United States federal income tax purposes if it otherwise qualifies as such under the sections of the Code relating to reorganizations in general. If the United States Holders of a PFIC, however, receive shares in a company which is not treated as a PFIC for its taxable year which includes the day following the Amalgamation, the general reorganization sections of the Code are overridden, and the transaction is treated as taxable for United States federal income tax purposes to the extent that gain is recognized by the United States Holder.

Effect of PFIC Rules on Calculation of United States Federal Income Tax on Taxable Transaction

If for any reason (including, without limitation, the inaccuracy of the U.S. Tax Assumptions for PTG, NMM, or Amalco) the exchange of the PTG Common Shares or NMM Common Shares for Amalco Common Shares were treated as a taxable exchange, a United States Holder that exchanges his or her Shares for Amalco Common Shares will recognize a gain on such exchange to the extent his or her basis in the Shares exchanged is lower than the fair market value of the Amalco Common Shares received. Losses, however, will only be recognized if the Amalgamation fails to qualify as a "reorganization" under Section 368(a)(1) of the Code for reasons other than the inaccuracy of clause (iv) of the U.S. Tax Assumptions. If it is determined that PTG and NMM each constituted a PFIC, each United States Holder who was a PTG Member or a NMM Member in such year will be subject to the special tax regime described below unless such United States Holder elected in a timely manner (by, in general, filing such election with respect to the first year in which the United States Holder was a PTG Member or NMM Member) to treat PTG or NMM, as the case may be, as a Qualified Electing Fund ("QEF"), as defined in the Code, or made a mark-to-market election with respect to such Shares. If a QEF election was made, the United States Holder will (i) treat any gain recognized on the disposition of his or her Shares as capital gain, and (ii) generally avoid interest charges resulting from PFIC status (see discussion of interest charge below). For non-corporate United States Holders, any loss recognized would be treated as a capital loss that cannot be carried back against any prior year income, including income recognized by virtue of having made a QEF election, and that can be used only to offset current year capital gain plus US$3,000 of ordinary income. Any unused capital loss will carry forward indefinitely to offset capital gain plus US$3,000 per year of ordinary income. For corporate United States Holders, any unused capital loss can be carried back three years and carried forward five years, but the loss can offset only capital gains. If a mark-to-market election was made, the United States Holder will (i) treat any gain recognized on the disposition of his or her Shares as ordinary income and (ii) generally avoid interest charges resulting from PFIC status. Any loss on the mark-to-market shares will be treated as an ordinary loss to the extent that the amount of the loss does not exceed the net mark-to-market gains previously included with any excess treated as a capital loss.

If a United States Holder has not made a mark-to-market or timely QEF election (a "Non-electing United States Holder"), then the Non-electing United States Holder generally will be required to pro-rate gains recognized on the disposition of his or her Shares and all excess distributions over the entire holding period for his or her Shares. All gains or excess distributions allocated to prior years of the United States Holder (other than to years prior to the first taxable year of PTG or NMM during such United States Holder's holding period and beginning after January 1, 1987 for which it was a PFIC, and to years with respect to which an untimely QEF election was made) will be taxed at the highest tax rate for each such prior year applicable to ordinary income and will incur an interest charge. A Non-electing United States Holder that is not a corporation must treat this interest charge as "personal interest" which is wholly non-deductible. The balance of the gain or the excess distribution will be taxed at the highest rate applicable to ordinary income (regardless of the actual rate for the United States Holder) in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. Any loss recognized by a United States Holder who has not made a timely QEF or mark-to-market election will be treated as a capital loss that cannot be carried back against any prior year income, including any income recognized by virtue of having made an untimely QEF election, and that can be used only to offset current year capital gain plus US$3,000 of ordinary income. Any unused capital loss will carry forward indefinitely to offset capital gain plus US$3,000 per year of ordinary income.

The foregoing summary of the possible application of the PFIC rules to PTG, NMM and Amalco and the United States Holders thereof is only a summary of certain material aspects of those rules. Because the United States federal income tax consequences to United States Holders under the PFIC provisions are significant and complex, United States Holders are urged to discuss those consequences with their tax advisors.

RIGHTS OF DISSENT

The Members of the Amalgamating Companies are entitled to dissent in respect of the Amalgamation pursuant to Section 249(3) of the BCCA, so long as they provide PTG or NMM, as applicable, with notice of their objection to the Amalgamation, not more than seven days after the last of the Meetings at which the Amalgamation Agreement is adopted by the Members and they otherwise comply with the requirements of Section 207, a copy of which section is attached as Schedule G to this Circular.

Persons who are beneficial owners of PTG Common Shares or NMM Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that ONLY A REGISTERED MEMBER IS ENTITLED TO DISSENT. A shareholder of PTG or NMM who beneficially owns PTG Common Shares or NMM Common Shares but is not the registered holder thereof, should contact the registered holder of his Shares for assistance.

Under the BCCA, a PTG Member who wishes to exercise a right of dissent from the Amalgamation Resolution must deliver a notice of dissent to the Amalgamation Resolution to PTG by registered mail or delivery to PTG at Suite 800, 409 Granville Street, Vancouver, B.C., V6C 1T2, Attention: The President, no later than seven days after the Amalgamation Resolution is passed by the PTG Members or the NMM Members.

Under the BCCA, a NMM Member who wishes to exercise a right of dissent from the Amalgamation Resolution must deliver a notice of dissent to the Amalgamation Resolution to NMM by registered mail or delivery to NMM at Suite 1730, 355 Burrard Street, Vancouver, B.C., V6C 2G8, Attention: The President, no later than seven days after the Amalgamation Resolution is passed by the NMM Members or the PTG Members.

As a result of giving a notice of dissent, a Member may, on receiving a notice of intention to act from the applicable Amalgamating Company in accordance with Section 207 of the BCCA, require that Amalco purchase for fair market value the Shares in respect of which the notice of dissent was given. Neither a vote against the PTG Amalgamation Resolution or NMM Amalgamation Resolution, as the case may be, nor an abstention or the execution or exercise of a proxy to vote against such resolution, will constitute notice of dissent. However, a Member who consents to or votes, other than as a proxy for a Member whose proxy required an affirmative vote, in favour of such resolution or otherwise acts inconsistently with the dissent will cease to be entitled to exercise any rights of dissent. A Member must dissent with respect to all PTG Common Shares or NMM Common Shares either held personally by him or on behalf of any one beneficial owner and which are registered in one name.

In the event that the Amalgamating Companies decide to proceed with the Amalgamation, prior to the Amalgamation becoming effective, each of the Amalgamating Companies will send a notice of intention to act to each of their Members who has filed a notice of dissent stating that the PTG Amalgamation Resolution or NMM Amalgamation Resolution, as the case may be, has been passed and informing the Member of its intention to act on such resolution. A notice of intention to act need not be sent to any Member who voted in favour of such resolution or who has withdrawn his notice of dissent.

Within 14 days after PTG or NMM or both, as the case may be, gives a notice of intention to act, the dissenting Member is required to send a notice that he requires the applicable Amalgamating Company to purchase all of his PTG Common Shares or NMM Common Shares, as the case may be, of such Member, and deliver the share certificates representing such Shares, to the applicable Amalgamating Company, or Amalco and thereupon the Member is bound to sell and the applicable Amalgamating Company or Amalco, is bound to purchase the Shares at their fair value as of the day before the date on which the applicable Amalgamation Resolution was passed, including any appreciation or depreciation in anticipation of the vote on such resolution, and every dissenting Member who is otherwise in compliance with Section 207 of the BCCA must be paid the same price.

A dissenting Member who has complied with Section 207(3), or Amalco, may apply to the Court after the adoption of the PTG Amalgamation Resolution or NMM Amalgamation Resolution, as the case may be, and the Court may:

(i) require the dissenting Member to sell and PTG, NMM or Amalco, as appropriate, to purchase those Shares in respect of which a demand for payment has been given;

(ii) fix the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case, having due regard for the rights of creditors;

(iii) join in the application of any other dissenting Member who has delivered a demand for payment; and

(iv) make consequential orders and give directions it considers appropriate.

No dissenting Member who has delivered a notice of dissent may vote or exercise or assert any rights of a Member in respect of those Shares for which a demand for payment has been given, other than the right to receive payment for such Shares. Until a Member who has delivered a notice of dissent is paid in full, that Member may exercise and assert all the rights of a creditor of Amalco. No dissenting Member may withdraw his notice of dissent unless Amalco consents. If the Amalgamation is implemented, a dissenting Member who is ultimately not entitled to be paid fair value for his Shares of the Amalgamating Companies for any reason, including the withdrawal of his notice of dissent or the failure of the dissenting Member to comply with each of the steps required to dissent, shall be deemed to have participated in the Amalgamation on the same basis as any non-dissenting Member and shall receive Amalco Common Shares in accordance with the terms of the Amalgamation Agreement.

The foregoing summary is not a comprehensive summary of the procedures to be followed by a dissenting Member who seeks payment of the fair value of his Shares. The BCCA requires strict adherence to the procedures established therein and failure to do so may result in a loss of all rights of a dissenter. Accordingly, each Member who might desire to exercise these rights of dissent should carefully consider and comply with the requirements of the BCCA and consult with his legal adviser. See Schedule G of this Circular for the complete wording of Section 207 of the BCCA.

DELIBERATIONS OF DIRECTORS

In arriving at their conclusion that the Amalgamation is in the best interests of the Amalgamating Companies and the Members thereof, the Boards of Directors of PTG and NMM considered, among other matters:

(i) the prospects and opportunities currently available to each of the Amalgamating Companies;

(ii) the audited financial statements of PTG as at August 31, 2001;

(iii) the audited financial statements of NMM as at December 31, 2000 and the unaudited financial statements at September 30, 2001;

(iv) information with respect to the financial condition, business and operations of each of the Amalgamating Companies, including information in respect of Amalco on a pro forma basis;

(v) the information relating to the Amalgamating Companies as set out under "Platinum Group Metals Ltd." and "New Millennium Metals Corporation" in this Circular;

(vi) historical information regarding the trading prices of the PTG Common Shares and the NMM Common Shares;

(vii) the procedures by which the Amalgamation is to be approved, including the requirement for approval by the Court after a hearing at which fairness will be considered;

(viii) the tax treatment of Members of the Amalgamating Companies under the Amalgamation; and

(ix) the availability of rights of dissent to the PTG Members and the NMM Members with respect to the Amalgamation, subject to compliance with certain conditions, including the right to be paid the fair value of their PTG Common Shares and NMM Common Shares, as applicable.

RECOMMENDATIONS OF THE DIRECTORS

The Boards of Directors of PTG and NMM have each concluded that the Amalgamation is fair and reasonable to, and in the best interests of PTG and NMM and to the PTG Members and the NMM Members, respectively. Consequently, each has approved the entering into of the Amalgamation by PTG and NMM, respectively, and has authorized the submission of the Amalgamation to the PTG Members and the NMM Members, respectively, and to the Court, for approval.

In order to pass the PTG Amalgamation Resolution, not less than three-quarters of the votes cast at the PTG Meeting by PTG Members must be voted in favour of the PTG Amalgamation Resolution. The text of the PTG Amalgamation Resolution is annexed as Schedule B to this Circular. **THE BOARD OF DIRECTORS OF PTG UNANIMOUSLY RECOMMENDS THAT ALL PTG MEMBERS VOTE IN FAVOUR OF THE PTG AMALGAMATION RESOLUTION.**

In order to pass the NMM Amalgamation Resolution, not less than three-quarters of the votes cast at the NMM Meeting by NMM Members must be voted in favour of the NMM Amalgamation Resolution. The text of the NMM Amalgamation Resolution is annexed as Schedule C to this Circular. **THE BOARD OF DIRECTORS OF NMM UNANIMOUSLY RECOMMENDS THAT ALL NMM MEMBERS VOTE IN FAVOUR OF THE NMM AMALGAMATION RESOLUTION.**

PTG Members are entitled to dissent with respect to the PTG Amalgamation Resolution and NMM Members are entitled to dissent with respect to the NMM Amalgamation Resolution. See “RIGHTS OF DISSENT”.

AMALCO

Operations of Amalco

Amalco will continue to carry on the business currently carried on by PTG and NMM. “Platinum Group Metals Ltd. - Narrative Description of the Business of PTG”, and “New Millennium Metals Corporation - Narrative Description of the Business of NMM” in the Circular.

Neither PTG nor NMM currently have any subsidiaries and following the Amalgamation, Amalco will have no subsidiaries.

After the Amalgamation, Amalco will continue the exploration activities and retain the exploration properties of the Amalgamating Companies, thereafter conducting its affairs in the ordinary course of business. See “Amalco- Business Plan”.

For a description of the principal exploration assets to be owned by Amalco, see "Platinum Group Metals Ltd. – Narrative Description of the Business of PTG" and "New Millennium Metals Corporation – Narrative Description of the Business of NMM".

Business Plan

The long term goal of Amalco is to be a significant exploration and mining company generating cash flow and profits from the development of and production from PGM mineral deposits or from the sale of mineral property interests. Amalco's activities will be concentrated in Ontario and the Northwest Territories, but exploration opportunities will be pursued in other regions if they are considered feasible opportunities.

It is proposed that Amalco will carry on the combined activities of the Amalgamating Companies. Amalco will continue to finance its exploration activities through the distribution of securities to the public, entering into joint venture agreements with other companies for properties held by the Amalgamating Companies and entering into option agreements with others to acquire interests in Amalco's properties.

It is proposed that Amalco will continue to focus on properties in Canada, however, Amalco will continue to aggressively pursue the acquisition of properties of exceptional merit, regardless of their geographic location.

Pro-Forma Financial Position

The pro-forma financial statements of Amalco, the compilation of which was reported on by Deloitte & Touche LLP, Chartered Accountants, is attached as Schedule F to the Circular. The assumptions applied in the compilation of the pro-forma financial statements of Amalco are disclosed in the notes attached thereto. The pro-forma financial statements of Amalco should be read in conjunction with the financial statements of PTG and NMM attached as Schedules D and E respectively, to the Circular.

Pro-Forma Administration Costs

The estimated administrative costs that will be incurred in order for Amalco to carry out its proposed exploration and development program for the 12 months following the Amalgamation are estimated to be an aggregate of $504,000 with an average monthly cost of $42,000, broken down as follows:

	Monthly	Yearly
Professional Fees, Legal, Audit & Accounting:	$10,000	$120,000
Transfer Agent and Regulatory Fees:	2,250	27,000
Rent, Office Services and Supplies:	2,500	30,000
Management Fees:	10,000	120,000
Assistant and Office Supplies:	5,000	60,000
Travel and Promotion:	5,000	60,000
Telephone:	1,000	12,000
Shareholder Relations:	6,250	75,000
Total:	$42,000	$504,000

Pro-Forma Share and Loan Capital

Proposed Share Capital

The authorized capital of Amalco will consist of 1,000,000,000 Amalco Common Shares of which approximately 16,596,403 Amalco Common Shares will be issued and outstanding on a non-diluted basis after giving effect to the Amalgamation, assuming that the current portion of the PTG Financing and the NMM Financing close and assuming that no further securities are issued by the Amalgamating Companies prior to the Amalgamation. The number of Amalco Common Shares to be issued is, however, subject to reduction to the extent that any PTG Common Shares or NMM Common Shares are purchased as a result of dissent proceedings under the BCCA. All of the Amalco Common Shares will be fully paid and not subject to any future call or assessment. All of the Amalco Common Shares will rank equally as to voting rights, participation in a distribution of the assets of Amalco on a liquidation, dissolution or winding-up of Amalco and the entitlement to dividends. The Amalco Members will be entitled to receive notice of all shareholder meetings and to attend and vote at such meetings. Each Amalco Common Share will carry with it the right to one vote.

The following table sets forth Amalco's proposed share capital as at August 31, 2001. See Schedule F:

	Number of Issued Amalco Common Shares	Price Per Amalco Common Share	Total Share Capital
To be issued if all outstanding PTG Common Shares and NMM Common Shares are exchanged for Amalco Common Shares	16,577,918	N/A	$4,731,912

Pro-Forma Options and Other Rights to Purchase Securities

Assuming no further stock options are issued or cancelled by the Amalgamating Companies except as described elsewhere in this Circular, or exercised by the optionees prior to the Amalgamation Date, and assuming no further share purchase warrants are issued by either of the Amalgamating Companies, or exercised by the holders thereof, prior to the Amalgamation Date, there will be outstanding, as of the Amalgamation Date, PTG Options, NMM Options, PTG Warrants and NMM Warrants entitling the holders to purchase a total of 3,133,450 Amalco Common Shares, as follows:

Type of Security	Number of Common Shares(1)	Exercise Price	Expiry Date
PTG Options	775,000	$0.55	January 31, 2005
PTG Options	65,000	$0.55	June 14, 2005
NMM Options	210,000	$0.50	June 15,2003
NMM Options	58,000	$0.50	November 5, 2003
NMM Options	81,000	$0.45	January 28, 2004
NMM Options	10,000	$0.50	July 4, 2004

Type of Security	Number of Common Shares[1]	Exercise Price	Expiry Date
NMM Options	20,000	$0.45	October 27, 2004
NMM Options	143,000	$0.56	May 8, 2005
NMM Options	299,000	$0.73	January 17, 2006
NMM Options	52,500	$0.35	September 7, 2004
PTG Warrants	236,309	$0.55	December 22, 2002
PTG Warrants	319,539	$0.50	March 2, 2003
NMM Warrants	154,286	$0.44	February 5, 2002
NMM Warrants	583,333	$0.46	May 24, 2002
NMM Warrants	465,836	$0.60	June 29, 2002
NMM Warrants	194,740	$0.68	August 16, 2002
NMM Warrants	495,349	$0.50	August 31, 2002
NMM Warrants	100,000	$0.45	December 29, 2002
Total Before Amalgamation	4,262,892		
Total After Amalgamation	3,133,450		

(1) the NMM Options and the NMM Warrants will be exchanged for Amalco Options and Amalco Warrants on a 1.65 to one (1) basis.

See "Platinum Group Metals Ltd. - Share and Loan Capital - Options and Other Rights to Purchase Shares" and "New Millennium Metals Corporation - Share and Loan Capital - Options and Other Rights to Purchase Shares" for further information regarding Warrants and Options. There are no assurances that the Warrants and Options listed above will be exercised in whole or in part.

Pro-Forma Fully Diluted Share Capital

Based on the share capital of the Amalgamating Companies as at December 19, 2001 and assuming that no further PTG Common Shares or NMM Common Shares are issued or are reserved for issuance prior to the Amalgamation Date, the following table sets out Amalco's pro forma fully diluted share capital as at the Amalgamation Date:

		Number of Securities	Percentage of Total
(1)	Issued as of Amalgamation Date	16,762,039[1]	84.95%
(2)	Securities reserved for future issue as of Amalgamation Date	3,133,450[2]	15.88%
Total:		19,729,853	100%

(1) See "Proposed Share Capital", above.

(2) See "Pro Forma Options and Other Rights to Purchase Securities", above.

Pro-Forma Principal Holders of Securities of Amalco

To the knowledge of PTG and NMM there will be no person or corporation beneficially owning, directly or indirectly, or exercising control or direction over securities carrying in excess of 10% of the voting rights attached to any class of outstanding voting securities of Amalco as at the Amalgamation Date.

Proposed Directors, Officers, Promoters and Other Management of Amalco

Name, Address, Occupation and Security Holdings

Following is a list of the proposed directors, officers and other members of management of Amalco, their municipalities of residence, their proposed positions and offices with Amalco and their principal occupations during the five years prior to the date of this Circular:

Name, Position and Country of Residence[1]	Principal Occupation During the Past 5 Years[1]	Number of Shares[2]
R. Michael Jones Chairman, Chief Executive Officer and Director Vancouver, B.C.	President and CEO of PTG from 2000 to present; Vice-President of Aber Resources a diamond mine developing company (1997-1999); President of Cathedral Gold Corporation, a producing gold mining company (1992-1999)	968,500[3]
Barry Smee Secretary and Director Sooke, B.C.	President of Smee & Associates, a consulting, geological and geochemistry company; Secretary and director of PTG	4,000
Iain McLean Director and Consultant of Corporate Development Richmond, B.C.	Director and Consultant of Corporate Development of PTG; Chief Operating Officer of several private high technology companies since 1995 and Vice-President of Operations at Ballard Power Systems from 1993 to 1995	113,954[4]
Douglas Hurst Director Nelson, B.C.	President of D.S. Hurst Inc., a company offering corporate, evaluation and financing consulting services to the mining industry since 1995; Director of PTG	Nil
Frank Hallam Director Burnaby, B.C.	Chartered Accountant; President and Chief Executive Officer of NMM; Secretary-Treasurer and Chief Financial Officer of Tan Range Exploration Corporation	542,906[5]
Cyrus Driver Chief Financial Officer Vancouver, B.C.	Partner, Driver Anderson, Chartered Accountants since1981, Chief Financial Officer of PTG	60,000[6]
Dennis Gorc Vice-President, Exploration Surrey, B.C.	Geological Consultant; Vice President of Exploration for PTG	173,000[7]
Darin Wagner Manager, Exploration Maple Ridge, B.C.	Vice-President of Exploration for NMM; Manager of a base metal exploration program in Brazil for Cominco Ltd.,	Nil

NOTES:

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Amalgamating Companies, has been furnished by the respective directors individually.

(2) The information as to Shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Amalgamating Companies, has been furnished by the respective directors individually. Presented on a pro-forma basis.

(3) Of these shares 937,500 are held by 599143 B.C. Ltd. (a company 50% owned by Mr. Jones and 50% owned by Mr. Jones' wife). Of the 937,500 shares held by 599143 B.C. Ltd., 708,750 shares are subject to escrow. The shareholdings noted for Mr. Jones does not include the 99,500 FT Shares which Mr. Jones has agreed to subscribe for pursuant to the PTG Financing. See "Platinum Group Metals Ltd. - Other Material Facts".

(4) Of these shares 34,090 shares are subject to escrow.

(5) Of these shares 164,438 shares are subject to escrow. The shareholdings noted for Mr. Hallam does not include the 273,300 NMM Common Shares which Mr. Hallam has agreed to subscribe for pursuant to the NMM Financing. See "New Millennium Metals Corp. - Other Material Facts".

(6) Of these shares 37,500 shares are subject to escrow. The shareholdings noted for Mr. Driver does not include the 20,000 FT Shares which Mr. Driver has agreed to subscribe for pursuant to the PTG Financing. See "Platinum Group Metals Ltd. - Other Material Facts".

(7) Of these shares 112,500 shares are subject to escrow.

The first directors will hold office until Amalco's first annual general meeting following the Amalgamation.

The proposed Articles of Amalco provide that, at each annual general meeting of Amalco all the directors shall retire and the members entitled to vote thereat shall elect a board of directors consisting of the number of directors for the time being fixed pursuant to the Articles of Amalco. The proposed Articles of Amalco also provide that the Board of Directors may appoint one or more additional directors up to 1/3 of the number of directors that were elected at the previous general meeting.

Aggregate Ownership of Securities

It is anticipated that the proposed directors, officers and other members of management of Amalco, as a group, will beneficially own, directly or indirectly, an aggregate of 2,147,496 Amalco Common Shares as at the Amalgamation Date. This represents 12.94% of the total issued and outstanding Amalco Common Shares (before the exercise of any Warrants or Options) as at such date.

Proposed Compensation

The proposed compensation of Amalco's executive officers will be determined by Amalco's board of directors.

Conflicts of Interest

All of the proposed directors and officers of Amalco are currently also directors or officers of other reporting companies, or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which Amalco may participate, the directors or officers of Amalco may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of Amalco's directors, a director or officer who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.

In accordance with the laws of the Province of British Columbia, the directors of Amalco are required to act honestly, in good faith and in the best interests of Amalco. In determining whether or not Amalco will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which Amalco may be exposed and its financial position at that time.

Auditors, Registrar and Transfer Agent of Amalco

The auditor of Amalco will be Deloitte & Touche LLP, Suite 2100 - 1055 Dunsmuir Street, Vancouver, BC, V7X 1P4. The registrar and transfer agent of Amalco will be Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8.

RISK FACTORS

The operations of both PTG and NMM are speculative due to the high risk nature of their business which involves the exploration and development of mining properties. The risk factors listed for PTG and NMM's business under "Platinum Group Metals Ltd. - Risk Factors" and "New Millennium Metals Corporation - Risk Factors" will also apply to Amalco's business.

Shares Reserved for Future Issuance: Dilution

As at December 19, 2001, there were 1,369,394 stock options and 1,764,056 share purchase warrants outstanding pursuant to which Amalco Common Shares may be purchased in the future, which will result in further dilution to Amalco's shareholders and pose a dilutive risk to potential investors. See "Amalco - Pro-Forma Share and Loan Capital"

Dividend Record and Policy

Amalco has no plans to pay dividends for some time. The directors of Amalco will determine if and when dividends should be declared and paid in the future based on Amalco's financial position at the relevant time. All of the Amalco Common Shares are entitled to an equal share of any dividends declared and paid.

PLATINUM GROUP METALS LTD.

Name and Incorporation

PTG was incorporated on January 10, 2000 under the name "599141 B.C. Ltd." by the filing of its Memorandum and Articles with the Registrar of Companies for the Province of British Columbia. On March 16, 2000 PTG changed its name to " Platinum Group Metals Ltd.".

The registered and records office of PTG is Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49122, Vancouver, BC, V7X 1J1, and its head office is Suite 800, 409 Granville Street, Vancouver, B.C., V6C 1T2.

PTG is a reporting issuer in the Provinces of British Columbia and Alberta and the PTG Common Shares are listed and posted for trading on the CDNX.

PTG is registered as an extra-territorial company in the Northwest Territories. PTG has no subsidiaries.

General Development of the Business of PTG

PTG is a mineral exploration company based in Vancouver, B.C. engaged in the acquisition, exploration and development of mineral properties, either on its own or in association with other companies, primarily in the Northwest Territories and Ontario, Canada. PTG's mineral properties are currently in the exploratory stage of development. During 2001, PTG has focussed on the Thunder Bay area in the district containing Canada's only primary palladium mine and in the Sudbury area, both areas being located in Ontario. The Sudbury area produces palladium and platinum as a byproduct and has attracted exploration attention from two South African based platinum producers. PTG's main objective is to acquire mineral properties, finance their exploration and, if warranted, develop, and bring them into commercial production either directly or by way of joint venture or option agreements or through a combination of the foregoing.

Since its incorporation in January, 2000, PTG has raised approximately $3,132,000 in seed capital, flow-through and Initial Public Offering financings of which, as at August 31, 2001, approximately $707,000 had been used in the investigation of PTG's mineral properties and $361,000 had been used in the acquisition of mineral properties. See "Properties of PTG".

PTG proposes to continue with the exploration and evaluation of its mineral properties as its principal focus. However, PTG will also continue its program of investigating and, if warranted, acquiring prospective platinum metal properties in Canada and potentially elsewhere. PTG currently anticipates that it will acquire such new properties through a program of grass roots reconnaissance and location (staking) under the Canada Mining Regulations, although PTG may also option or joint venture properties held by others in appropriate circumstances.

PTG's mineral properties are presently in the exploration stage, and do not have any developed body of ore or any surface plant or equipment.

Narrative Description of the Business of PTG

Properties of PTG

PTG's principal properties are the Thunder Bay Properties, the Sudbury Properties in Ontario and Rutledge Lake Property, in the Northwest Territories.

Thunder Bay Properties
South Legris, Pebble and Leckie Properties
Independent Consultant's Report

A. Douglas McLaughlin, P. Geol., ("McLaughlin") an independent geological consultant, based in Vancouver, B.C., has prepared a report titled "Technical Report on the Thunder Bay Project" dated December 7, 2001 (the "Thunder Bay Report") with respect to three properties; South Legris, Pebble and Leckie Lake (the "Thunder Bay Project"). The following information relating to the Thunder Bay Project is primarily summarized from the Thunder Bay Report. The Thunder Bay Report may be reviewed in its entirety at the offices of PTG during normal business hours until a period of 30 days after the Amalgamation Date.

Introduction and Terms of Reference

PTG commissioned McLaughlin to write the Thunder Bay Report on the Thunder Bay Project for this Circular. The Thunder Bay Project consists of three separate mineral exploration properties; South Legris, Pebble, and Leckie Lake. McLaughlin managed and participated in the 2001 exploration programs conducted on the Thunder Bay Project between May 27 and November 14, 2001.

The Thunder Bay Report is based primarily on data acquired in the 2001 exploration program. An additional source of information was the "Qualifying Report on the Thunder Bay Project" (September 2000) (the "Qualifying Report') written by J. G. Clark and D. P. Parker ("Clark & Parker") of Clark Exploration Consulting and the geological report on the South Legris Property by P. Read ("Read"), GeoTex Consulting Limited (September 2000).

Property Description and Location

General

The Thunder Bay Project is located approximately 90 kilometres northeast of Thunder Bay in northwestern Ontario and consists of three non-contiguous land holdings known as the South Legris Property, the Pebble Property and the Leckie Lake Property.

Each property is comprised of mineral claims staked under the *Ontario Mining Act* (the "Mining Act"). Under the Mining Act, individual units, which comprise a claim block, require $200 per year in valid exploration expenditures, or a cash payment equivalent, with the initial two years requirement not due until the end of the second year - Mining Act, Revised Statutes (1990). None of the properties have been legally surveyed to McLaughlin's knowledge. To the extent known by McLaughlin, there were no environmental liabilities on the Thunder Bay Project as of December 7, 2001.



Yellowknife
Rutledge Project
Edmonton
Thunder Bay Project
Thunder Bay
Sudbury Project
Sudbury
Toronto
Platinum Group Metals Ltd.
Sudbury - Thunder Bay - NWT Projects

South Legris Property

The South Legris Property is located approximately 11 kilometres south of North American Palladium's Lac des Iles Mine on NTS 52H/4. It is centered approximately at 312000E/5439000N (UTM-NAD27 Zone 16) and lies within the Shelby Lake Area (Map Sheet G-2512) and Whitefin Lake Area (Map Sheet G0778) of the Thunder Bay Mining District in Northwestern Ontario.

Pursuant to an arm's length agreement (the "South Legris Agreement") dated April 10, 2000 and amended on October 31, 2000, between PTG and Canadian Golden Dragon Resources Ltd. ("Dragon"), PTG has the right to acquire a 50% undivided interest in and to 23 contiguous non-patented mineral claims (the "South Legris Property"), all of which were in good standing with the Ontario government as at November, 20, 2001, consisting of 4,176 hectares, in the Thunder Bay area, Ontario (the "South Legris Property"). Under the terms of the South Legris Agreement, as amended, PTG is required to make cash payments to Dragon totalling $98,300 over a period of 60 months, of which $37,300 has been paid. The next installment payment of $5,000 is due on or before April 10, 2002 in order to keep the South Legris Agreement in good standing. PTG must also incur $1,000,000 in exploration and development expenditures within 60 months of the date of the South Legris Agreement in order to earn a 50% interest. To the date of the Thunder Bay Report, a total of $370,326 has been expended on the South Legris Property. Upon PTG earning a 50% interest, a joint venture will be formed based on industry standards. PTG can earn a further 10% interest in the South Legris Property, for a total 60% interest, by completing a feasibility study within 36 months of earning the 50% interest.

Pebble Property

The Pebble Property is located in the Circle Lake Area (Map Sheet G-710) and Rightangle Lake Area (Map Sheet G-755) of the Thunder Bay Mining District in Northwestern Ontario within NTS 52H/3 and 6. It is centered at 346000E/5459000N (UTM-NAD27 Zone 16) approximately thirty-five kilometres east northeast of Lac des Isles Mine.

Pursuant to an arm's length agreement (the "Pebble Agreement") dated March 30, 2000 and amended on October 31, 2000, between PTG and East West Resources Corporation ("East West"), PTG has the right to acquire a 51% undivided interest in and to 6 contiguous non-patented mineral claims (the "Pebble Property"), all of which were in good standing with the Ontario government as at November 21, 2001, consisting of 1,536 hectares, in the Thunder Bay area, Ontario (the "Pebble Property"). Under the terms of the Pebble Agreement, as amended, PTG is required to make cash payments to East West totalling $34,000 over a period of 5 years, of which $14,000 has been paid. The next installment payment of $5,000 is due on or before March 30, 2002 in order to keep the Pebble Agreement in good standing. PTG must also incur $620,000 in exploration and development expenditures within 60 months of the date of the Pebble Agreement. To date a total of $38,717 per letter dated December 3, 2001, has been expended on the Pebble Property. Upon PTG earning a 51% interest, a joint venture will be formed based on industry standards. PTG can earn a further 9% interest in the Pebble Property, for a total 60% interest, by completing a feasibility study within 36 months of earning the 51% interest.

On December 3, 2001 PTG and East West further amended the Pebble Agreement by providing for an extension on PTG's work commitments so that the $100,000 which was to be expended on the Pebble Property by October 31, 2001 will not be required to be expended until October 31, 2002. As consideration for this extension, PTG will be obligated to conduct an airborne survey to a maximum amount of $20,000. The actual cost of the proposed survey is to be determined when technically specified in early 2002.

Leckie Lake Property

The Leckie Lake Property is located in the Leckie Lake Area (Map Sheet G-067) of the Thunder Bay Mining District in Northwestern Ontario (NTS52H/2), approximately 50 kilometres southeast of the Lac des Iles mine.

In June 2000, PTG staked 16 non-parented mining claims, consisting of 3,488 hectares, in the Thunder Bay area, Ontario (the "Leckie Property") and owns a 100% undivided interest in the Leckie Property. The claims are in good standing with the Ontario government as of Nov 20, 2001. The centre of the eastern claim block is situated at 360500E/5436000N and the western block at 355000E/5438000N both (UTM-NAD27 Zone 16). As of the date of this Circular, PTG has expended $7,331 on the Leckie Property. The Leckie Property is only subject to assessment requirements and no assessment work is required until after February 2002.

Leckie Property - Platinum Group Metals Ltd. - 100%

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239634	2000-JUN-05	2002-JUN-05	16
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239635	2000-JUN-05	2002-JUN-05	8
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239636	2000-JUN-05	2002-JUN-05	16
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239640	2000-JUN-05	2002-JUN-05	16
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239641	2000-JUN-05	2002-JUN-05	16
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239642	2000-JUN-05	2002-JUN-05	16
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239643	2000-JUN-05	2002-JUN-05	4
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239644	2000-JUN-05	2002-JUN-05	4
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239645	2000-JUN-05	2002-JUN-05	14
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239646	2000-JUN-05	2002-JUN-05	16
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239651	2000-JUN-20	2002-JUN-20	4
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239652	2000-JUN-20	2002-JUN-20	16
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239653	2000-JUN-20	2002-JUN-20	16
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239654	2000-JUN-20	2002-JUN-20	16
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239698	2000-JUN-05	2002-JUN-05	16

South Legris Property - Option to earn 60% from Canadian Golden Dragon Resources Ltd.

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1147573	2000-MAR-13	2002-MAR-13	9
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1147574	2000-MAR-13	2002-MAR-13	6
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172977	2000-MAR-06	2002-MAR-06	4
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172978	2000-MAR-06	2002-MAR-06	4
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172979	2000-MAR-06	2002-MAR-06	4
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172980	2000-MAR-06	2002-MAR-06	12
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172981	2000-MAR-06	2002-MAR-06	16

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172982	2000-MAR-06	2002-MAR-06	16
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172983	2000-MAR-06	2002-MAR-06	16
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172984	2000-MAR-06	2002-MAR-06	15
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172985	2000-MAR-06	2002-MAR-06	16
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172986	2000-MAR-06	2002-MAR-06	16
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172987	2000-MAR-06	2002-MAR-06	12
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172988	2000-MAR-06	2002-MAR-06	10
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172989	2000-MAR-06	2002-MAR-06	12
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172990	2000-MAR-06	2002-MAR-06	16
203896 - TWEEDIE, RONALD MILFORD	SHELBY LAKE	TB 1205156	2000-JAN-05	2002-JAN-05	8
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1227503	2000-MAY-05	2002-MAY-05	1
203896 - TWEEDIE, RONALD MILFORD	WHITEFIN LAKE	TB 1239923	2000-JAN-05	2002-JAN-05	16
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1240521	2000-MAR-24	2002-MAR-24	15
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1240522	2000-MAR-24	2002-MAR-24	15
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1240523	2000-MAR-24	2002-MAR-24	12
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1240524	2000-MAR-24	2002-MAR-24	1

Pebble Property - Option to earn 60% from East West Resource Corporation

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
128645 - EAST WEST RESOURCE CORPORATION	CIRCLE LAKE	TB 1214724	1999-DEC-23	2001-DEC-23	16
128645 - EAST WEST RESOURCE CORPORATION	CIRCLE LAKE	TB 1214725	1999-DEC-23	2001-DEC-23	16
128645 - EAST WEST RESOURCE CORPORATION	CIRCLE LAKE	TB 1214726	1999-DEC-23	2001-DEC-23	16
128645 - EAST WEST RESOURCE CORPORATION	CIRCLE LAKE	TB 1214727	1999-DEC-23	2001-DEC-23	16
128645 - EAST WEST RESOURCE CORPORATION	CIRCLE LAKE	TB 1229329	1999-DEC-23	2001-DEC-23	16

Note: as at December 19, 2001 Assessment filing was planned for the Pebble Property prior to December 23, 2001.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The South Legris Property is accessed by traveling 87 kilometres north of Thunder Bay on provincial Highway #527, and then traveling approximately 21 kilometres west along the Fensom Lake all-weather gravel logging road. Secondary logging roads extend southwest from here to all parts of the property.

The Pebble Property can be reached by travelling 93 kilometres north of Thunder Bay on Highway #527. After a further 20 kilometres east along a maintained logging road, much older logging roads, requiring all-terrain vehicles (ATV's), allow good access to the claims.

The Leckie Lake Property is accessed similarly as Pebble on Highway #527 and then going east on the same logging road, but for forty-six kilometres. At this point older logging roads provide access to much of the property.

Climate in the area is typical of north central Canada with temperature ranges from minus 40°C to plus 40°C. Snow covers the project area normally from November through to May. Surface mineral exploration can be conducted year round, but during the late Fall to early Spring, drilling and geophysics are the most practical exploration methods.

The city of Thunder Bay has a population of 117,000 and provides support services, equipment and skilled labour for the mineral exploration and mining industry. Rail, highway, port and airport services are present.

The project area exhibits typically flat topography crossed by north and northeast striking valleys that commonly contain lakes, swampy areas, creeks and ponds. Prominent ridges with cliffs up to 100 metres in height are common along the edges of diabase sills on the Leckie Lake property. Elevation of the properties' ranges from 335 to 500 metres above sea level.

Vegetation cover is typical of the boreal forest with mixed tree stands dominated by poplar, jack pine and black spruce. Much of the area has been recently logged and is in various stages of regeneration.

Exploration History

General

A search of Assessment Files in the Thunder Bay Resident Geologist's Office of the Ministry of Northern Development and Mines (MNDM) was undertaken and reported in the Qualifying Report. Although the area has been the subject of exploration since the 1960's focusing on PGEs', nickel, copper and gold mineralization, much of the area remains unexplored. Therefore government geological reports and airborne surveys remain the main sources of information. Previous exploration work has taken place on the South Legris property, and is summarized here, but no exploration activities are reported on either the Pebble or Leckie Lake Properties.

South Legris Property

1970-1972: V.R. Henbid and T.A. Gustafson perform an airborne EM and Magnetic Survey, which includes the western part of the property. Several weak EM anomalies are identified on claim 1147574 and followed up with ground magnetic and EM surveys.

1975: Texas Gulf Inc. conducts a regional airborne EM and magnetic survey which includes the western three quarters of the property. Follow up ground EM identified a northeast trending conductive horizon interpreted to occur within a gabbroic unit immediately west of the property.

1986: American Platinum Inc. performs an airborne EM and Magnetic Survey which includes the western part of the property.

1988-1989: Brian Fowler, James A. Martin and George Daniels excavate and sample pits and trenches on the south side of Shelby Creek now covered by claim 1239923

Geological Setting

Regional and Local Geology

– General

The South Legris Property and the Pebble Property lie within the Archean Wabigoon subprovince of the Superior Structural Province and the more easterly property, Leckie Lake, is located in the Proterozoic Nipigon Plate. All three properties are underlain by or are near an interpreted secondary structure or splay from the Quetico Fault (Mackasey et al (1974).

Several mafic to ultramafic intrusions intrude in a circular structure.

Sutcliffe (1988) observes that this circular structure is confirmed by the distribution of the granitoid phases with gneissic tonalite occurring around the periphery of the structure and younger plutons occupying the core. The mafic to ultramafic intrusions include the Lac des Iles Complex, the Tib Gabbro, Dog River, Taman Lake and Legris Lake intrusions; among others. Sutcliffe (1988) suggests that the emplacement of these intrusions is controlled by the intercept of north and northeast striking fault zones. These intrusions commonly host concentrations of platinum group element (PGE) and gold mineralization associated with disseminated copper and nickel sulphides.

– Regional Ultramafic Intrusions and Related Occurrences

Lac des Iles Complex

Blackburn et al (1991) describes the Lac des Iles Complex as a 30 km2 body that is 2691+/-3 million years old, contemporaneous with late granitoids and cutting earlier 2729+/-2 million year old gneissic tonalite. The complex consists of several circular to elliptical mafic to ultramafic intrusions consisting of hornblende gabbro, gabbro and gabbronorite and ultramafic rocks. The ultramafic sequences display cyclical modal layering, including chromite cumulates layers, were emplaced late and are concentrated in the north part of the complex.

North American Palladium (2000) describes the mineralization within its ore body (the Roby Zone) as occurring along the interface between gabbro and gabbronorite and associated pyroxenite in areas that have been invaded and brecciated by copper-nickel-platinum group metal-bearing melanogabbro and related pegmatitic gabbro. Two distinct zones of mineralization have been identified that are separated by a zone of sheared and mineralized pyroxenite that strikes north-northwest. North of the shear zone, the mineralization is sulphide-poor and contained within coarse-grained gabbro and gabbronorite. South of the shear zone, sulphide mineralization increases and is contained within a heterolithic gabbro breccia with abundant pegmatitic gabbro. Similar breccia mineralization exists at other locations within the intrusive complex. The ore typically contains from zero to 5% pyrrhotite, chalcopyrite, pyrite and pentlandite. Platinum group-bearing minerals include vysotskite [(Pd,Ni)S], isomerticite [Pd11 Sb2], kotulskite [Pd(Te,Bi)], sperrylite [PtAs2], merenskyite [PdTe2] and palladium arsenide.

Demars Lake Intrusion

The Demars Lake Intrusion is located six kilometres west of the South Legris Property. Sutcliffe and Smith (1988) describe the Demars Lake Intrusion as a circular body approximately one kilometre in diameter and composed of websterite to gabbronorite with PGE's associated with minor chalcopyrite and pyrrhotite.

Legris Lake Intrusion

The Legris Lake Intrusion is located immediately north of the northeast corner of the South Legris Property. Sutcliffe and Smith (1988) outlined a ovoid shaped body of gabbronorite to norite about four kilometres in diameter.

Avalon Ventures (2000) describe the Legris Lake PGE occurrences as multiple zones of disseminated pyrite-pyrrhotite-chalcopyrite (up to 7%) occurring within vari-textured gabbro. Drill results returned anomalous Platinum Group Elements-bearing zones with values up to 1.62 ppm Platinum Group Elements over 10.7 metres.

Seagull Pluton

Avalon Ventures (2000) describe the Wolf Mountain Platinum Group Elements occurrences as zones of disseminated pyrite and pyrrhotite with pentlandite, sphalerite, cubanite, chalcopyrite, native copper and cobalt arsenide mineralization occurring within a Proterozoic-age, horizontally-layered, mafic to ultramafic intrusion, the Seagull Pluton. The Leckie Stock is a highly magnetic intrusion within the Seagull Pluton that measures 1.9 by 2.8 kilometres and is composed of peridotite, gabbro, dunite and pyroxenite phases. Drill results returned anomalous Platinum Group Elements-bearing horizons averaging 0.2-0.5 g/t Platinum Group Elements over widths of 6.1-21.0 metres. Weathered surface material (black sands), locally up to 6 metres in thickness, contain anomalous Platinum Group Elements values averaging slightly less than 0.5 g/t Platinum Group Elements.

Disraeli Lake Pluton

The Disraeli Lake Pluton is shown as a circular mafic to ultramafic intrusion about five kilometres in diameter. Cu occurrences within the Disraeli Lake Pluton as well as carbonaceous sediments to the south of the intrusion are documented by Coates (1972)."

Property Geology

– South Legris Property

Read of Geotex Consultants Limited completed reconnaissance scale mapping in 2000, followed by more grid and trench mapping in 2001 by McLaughlin. Detailed trenching mapping was done by Walter Hanych. Mr. Hanych is an independent geological contractor for PTG and the manager of PTG's Sudbury exploration activities. The geological description presented here is a synthesis of three geological surveys.

The property is underlain primarily by massive to weakly foliated granodiorite, which has an elliptical shaped quartz monzonite body in the centre. This intrusive complex abuts against a northeasterly trending sequence of Archean mafic volcanics and sediments that are exposed intermittently on the southeast part of the property. A strong penetrative foliation along with variable cataclastic and mylonitic textures is present in these supracrustal rocks and suggests the presence of a nearby deformation zone. This major lithologic contact extends for 9.2 kilometres across the property and is well defined in the regional magnetic survey done recently by the OGS (Treasure Hunt, 2000). It may represent a northeast trending splay off the regional scale Quetico Fault, Mackasey (1974).

Two mafic to ultramafic intrusive bodies have been mapped on the property. First, in the northeast part of the property, is the Legris Lake Complex currently being explored by Avalon Ventures immediately to the north. On PTG's property anomalous palladium was found in clinopyroxenite and gabbro in 2000.

However the most significant intrusive on the property is the Vande Lake Gabbro located in the southwestern part of the property. It is complex intrusion consisting of leucogabbro, gabbro, and melanogabbro that occurs along or close to the northeast trending contact between the granodiorite and supracrustals. As exposed on intermittently surface, the gabbro has a strike length of 450 metres and a width of about 100 metres. Due to poorly defined primary layering and wallrock contacts, the dip is unknown, but the ground magnetic surveys (JVX Ltd. 2001) suggest a steep dip to the south. The northern contact is marked by an interlayered sequence of mafic volcanics and diorite to granodiorite units with the intrusive phases increasing towards the main granodiorite body. The southern contact was only seen in drill hole SL-07 where a sharp break into mafic volcanics was seen.

The intrusion seems to have invaded an earlier suite of intrusive rocks resulting in a southern breccia phase and a northern massive phase. The breccia phase is a very chaotic and contains a wide variety of volcanics, pyroxenite, fine-grained often diabasic gabbro, and fine to medium grained melanogabbro xenoliths sitting in a leuco to melanogabbro groundmass. The fragments, which range in size from single centimetres to six metres in size, vary from angular and well defined to partially assimilated and very indistinct. Local variation in grain size from fine to pegmatoidal is often developed around the partially assimilated fragments and gives rise to a vari-textured gabbro phase.

The northern phase is comprised of massive fine to medium grained leucogabbro that forms the groundmass in the southern section. Its contact with the breccia phase is both transitional (Trench 4E) and sharp (Trench 1E).

Equigranular and locally diabasic gabbros are present throughout the main Vande gabbro both as early intrusive layers and as fragments. Many of these contain fine-grained disseminated magnetite. The leucogabbro is also found as narrow dykes cutting all the gabbroic phases. Minor mafic dykes less than one metres wide are locally present.

Palladium, platinum and gold mineralization has been found within the Vande Lake gabbro.

Quaternary deposits consist of glacialofluvial deposits, which cover most of the property leaving less than 5% outcrop exposure. The thickness of overburden varies from less than one metre in the Vande Lake zone to more than five metres thick in the areas drilled two kilometres to the northeast. A few glacial striations were observed suggesting the last ice movement was to the southwest.

Pebble Property

Mapping by Coates (1968) and PTG contract geologists found diabase outcrops believed to part of the Logan Sills on the property. These are typically fine to medium grained, ophitic and variably magnetic. Although often rusty weathering, only minor amounts of pyrite are present in the diabase.

The Pebble Property is underlain by a prominent northeast/southwest striking magnetic high that locally exceeds 62,300 nanoteslas (1962 ODM Map). Magnetic background is about 60,400 nanoteslas, but is quite variable (+/- 1900 nanoteslas).

Leckie Lake Property

The Leckie Property lies between the Disraeli Lake and Seagull Intrusions and is two kilometres north of the Wolf Mountain-Seagull PGE-Cu-Ni Occurrences. Geological mapping by Coates (1968) indicates the property is underlain by oxidized sandstone, calcareous mudstone, calcareous shale and limestone of the Sibley Group intruded by diabase. PTG reconnaissance work in 2001 mapped fine to medium grained diabase and gabbroic phases both located at the north end of the western claim block and at the south end of the eastern claim block.

From the 1962 ODM airborne magnetic survey over the region, the magnetic relief is typically low (+/- 100 gammas) with a background of about 60,400 nanoteslas except in the extreme northeast and northwest parts of the property where a magnetic high anomaly exceeds 60,500 nanoteslas.

Deposit Types

Two exploration models are being applied by PTG in its search for palladium. First is the magmatic PGE deposits in which PGE are the primary metals with copper and nickel as by-products, and secondly is the Noril'sk nickel copper deposits in northern Russia with PGEs' being a very significant by-product component. Both model types are summarized below.

Magmatic PGE Deposits

PGEs are mined from mafic to ultramafic intrusions in which the metals occur in two predominant environments (Barrie 1996). Most production comes from the reef-type or stratiform deposits such as Merensky Reef in the Bushveld Complex, South Africa and the J-M Reef in the Stillwater Complex in Montana, USA. A second and increasingly important geological environment is the "solidus intrusion breccia type" (Barrie 1996) as represented by the Lac des Isle Mine. It is latter type that is the primary focus of PTG's activity.

From Smyk and Schnieders (2001), PGE mineralization occurs in Archean and Proterzoic mafic to ultramafic intrusive rocks throughout northwestern Ontario. McLaughlin notes that four intrusive groups host significant PGEs:

(i) mafic to ultramafic intrusive and possibly subvolcanic rocks found in the Wabigoon and Wawa greenstone belts, this includes the Haines Gabbro in the Shebandowan area west of Thunder Bay,

(ii) mafic to ultramafic intrusions related to late plutonism in the Wabigoon subprovince, examples are the Lac des Iles PGE Mine, Legris Lake and Tib Lake,

(iii) the Quetico mafic to ultramafic intrusions that occur associated with the Quetico Fault (McTavish, 1999),

(iv) late mafic intrusives found in the Wabigoon, Quetico and Wawa subprovinces.

Palladium, platinum and gold along with copper and nickel are associated with disseminated to net textured sulphides in complex magmatic breccia zones and marginal zones. The most common sulphide minerals are chalcopyrite, pyrrhotite and pyrite.

As described in the Qualifying Report, North American Palladium (2000) describes the mineralization at Lac des Iles as occurring where brecciation by melanogabbro and pegmatitic gabbro occurred along the interface between gabbro-gabbronorite and pyroxenite dyke. Two distinct zones of mineralization have been identified that are separated by the sheared, north to northwest striking pyroxenite. North of the shear zone, the mineralization is sulphide-poor and contained within coarse grained gabbro and gabbronorite, while to the south increased sulphide mineralization is contained within a heterolithic gabbro breccia with abundant pegmatitic gabbro.

Roby zone ore typically contains from zero to 5% pyrrhotite, chalcopyrite, pyrite and pentlandite.

This Lac des Iles mineralization was also described by Blackburn et al (1991) as being associated with a late igneous breccia up to 100 metres wide and developed between gabbro and gabbronorite. Alternatively Sutcliffe et al. (1989) suggest that the mineralization was localized by mixing PGEs' and sulphide-rich gabbronorite and pyroxene cumulates with the volatile-rich gabbro. Later hydrothermal activity redistributed the PGEs within mineralized gabbroic pegmatites and breccia zones.

North American Palladium (2001) state the measured and indicated reserves for the Lac des Iles Mine at 143.6 million tonnes @ 1.57 g/t Pd, 0.17 Pt, and 0.12 g/t Au.

Noril'sk Type Deposits

Both the Leckie Lake and Pebble Properties have potential for the Noril'sk type of deposits. At Noril'sk Cu-Ni-PGE mineralization occurs with mafic intrusions associated with a major rift zone and flood basalt event (Naldrett et al, 1992).

From Lightfoot (1996) and Distler (1995) the sulphide deposits at Noril'sk are associated with differentiated picrite to gabbro intrusions commonly occurring as sills within a large Paleozoic sedimentary sequence. The mineralization occurs as (a) massive sulphide zones developed below the intrusions in the underlying sediments, (b) disseminated sulphides in the intrusions themselves and (3) as copper rich ores present above the intrusions or within breccia zones. These orebodies are localized by structures developed within a major rift zone in the sedimentary sequence Kunilov (1995). The structures have acted as major conduits for large amounts of sulphur undersaturated magmas that were still carrying copper, nickel and PGEs. Subsequently the intrusions reached a point of sulphur saturation, possibly from contamination by an external sulphur source such as the gypsum beds in the surrounding sediments, and formed the various sulphide ore bodies.

Northwestern Ontario has been long recognized as a potential host for this type of deposits. Schnieders et al (2001) summarized the main criteria used in this recognition:

(i) extensive structures related to a mid-continental rift system,

(ii) mafic to ultramafic intrusions, such as the Duluth complex, the Coldwell Alkalic complex, the Logan Sills and the picritic intrusives around Lake Nipigon,

(iii) external sulphur sources such as the Animike Gunflint Formation and Sibley Group to allow the intrusives to reach a sulphur saturation point and dump out nickel plus copper and PGEs' in economic amounts,

(iv) coeval and thick flood basalts sequences displaying crustal contamination and nickel depletion.

Project Mineralization

General

To date, the most significant PGE mineralization found on all three properties is the Vande Lake Zone hosted by the Vande Lake gabbro complex located in the southwest corner of the South Legris property.

South Legris Property

Mineralization has been found on surface along a 450 metre long portion of the gabbro complex, occurring mainly with the gabbro breccia phase and at its contact with the northern massive leucogabbro. The PGEs' are associated with upwards of 5% disseminated sulphides with three modes of occurrences are observed:

(i) interstitial to rare blebby disseminations of pyrrhotite chalcopyrite, and pyrite, in both gabbro sections, but more common in the breccia, and as minor stringers,

(ii) disseminated pyrrhotite, pyrite and chalcopyrite in pyroxenite,

(iii) fracture related pyrite and pyrrhotite forming discontinuous veinlets in all lithologies.

The highest PGE values are found with the first sulphide occurrence type. On surface these form irregularly rusty weathering patches up to five metres across. They are very discontinuous along surface and not all carry significant PGEs'. Two of the better intervals are found at the contact between the breccia and the massive gabbro phases.

Palladium to platinum ratios average 4.0 from the surface rock samples that assayed more than 100 ppb to a maximum of 2300 ppb Pd. Accompanying precious and base metals ranges from 23 to 647 ppb Pt, 1 to 360 ppb Au, 45 to 7840 ppm Cu, and 45 to 2390 ppm Ni. A selection of mineralized surface intervals is presented in the Table I. Note that the 50.0 metre interval is from a continuous series of channel samples that are offset perpendicular to their length.

The most common alteration of the gabbro is uralization of amphibole after the pyroxene (Read 2000), variable chloritization of the mafic minerals, and locally up to 15% fresh to tarnished biotite after and around the mafic minerals. Very fine-grained epidote clots are occasionally found. A blue-grey coloured saussaurite (?) developed after the feldspar grains was observed in the field. White feldspar microveins with minor quartz and epidote are present throughout much of the massive gabbro section and cross cut all other features.

These alteration minerals occur throughout the gabbro complex, but are more strongly developed in the areas of increased sulphidization. It is not clear, however, if the alteration is directly related to the PGE mineralization or is more magmatic in origin. The feldspar veins and possibly saussaurite are late - possibly related to the granodiorite.

Table I - PGE Mineralization in the Vande Lake Gabbro Complex
Rock Channel Samples

Area	Pd (ppb)	Pt (ppb)	Au (ppb)	Pd+Pt+Pd	Width
Trench 1E	1616	432	233	2,281	5.0 metres
Outcrop	525	132	68	725	3.0 metres
Outcrop	13	98	425	536	2.0 metres
Trench 4E (includes)	240 715	70 179	46 203	356 1,097	50.0 metres 4.0 metres

Pebble Property

Anomalous palladium has been found in a small diabase ridge located in the northeast part of the Pebble Property. The maximum composite rock samples assay was 96 ppb Pd, 31.5 ppb Pt and 19 ppb Au. Additional samples taken along a 70 metre length of the diabase returned values of 30 ppb Pd, 13 ppb Pt, and 10 ppb Au. No significant sulphide mineralization was observed in the diabase. All other rock sample assays on the property were low.

Leckie Lake Property

No surface PGE mineralization has been found on the Leckie Lake Property.

Project Exploration

General

PTG commenced exploration of the three properties in 2000 as reported in the Clark & Parker Qualifying Report. This work consisted of geological mapping, prospecting, plus rock and soil sampling. Subsequently in 2001, PTG completed a major exploration program on the South Legris property along with additional work on the Pebble and Leckie Lake Properties.

South Legris Property

After PGEs' were discovered at the Vande Lake zone in June 2001, an extensive exploration program was implemented to define its magnitude and extent. Geological mapping, ground geophysics, trenching, channel rock sampling, and diamond drilling was carried out between July and September, 2001. Following this initial work program, a second exploration program tested for extensions of the Vande Lake gabbro to northeast. This work consisted of a ground geophysics, geological mapping, rock sampling and diamond drilling. Finally a soil geochemistry survey was completed in November 2001.

The work was controlled by a cut grid with grid lines every one hundred metres and stations every twenty-five metres. At the Vande Lake zone grid lines were established every fifty metres. The entire program is summarized in Table 2 below.

Prospecting and geological mapping was also conducted over the Legris Lake intrusion in the northeast of the property along the main granodiorite supracrustal contact. No significant PGE mineralization was found.

– Geophysical Surveys

Recognizing the PGE mineralization association with disseminated sulphides at the Vande Lake zone, similar to Avalon Venture's Legris Lake project and the Powder Hill occurrence of New Millennium Resources Ltd., ground magnetic and IP surveys were completed over the Vande Lake Zone. Two surveys were done. The initial survey was performed by JVX Ltd. (JVX Ltd., 2001) over the main occurrence area and along strike both to the northeast and southwest (Vande Lake zone Grid). Dan Patrie Exploration Ltd. completed a second survey over a further interpreted northeast extension (Vande Lake Extension Grid).

– Vande Lake Zone

The main occurrence area is characterized by a broad chargeability anomaly trending 500 and varying from 25 to 100 metres in width. This anomaly is approximately two to three times background and is coincidental with an apparent resistivity anomaly that is five to ten times background. This collective IP anomaly occurs with a series of similarly striking magnetic highs ranging from 500 to 3,000 nanoteslas above the survey background. Interestingly the strongest chargeability response overlies that part of the gabbro complex exposed in Trench 4E. Similar associated chargeability, apparent resistivity and magnetic highs were found, with the best ones at L10+00E from 3+25S and 4+50S, and L18+00E from 3+75S and 5+50S.

Table II, South Legris Property 2001 Exploration Program

WORK PROGRAM	WORK CONTRACTOR	WORK DATES	OBJECTIVES	PROGRAM RESULTS
Phase 1				
Mapping and Prospecting	A. D. McLaughlin Clark Exploration Consulting	June, 2001	Evaluate Vande Lake and Legris Lake intrusions	PGEs' discovered in Vande Lake Zone
IP/MAG surveys	JVX Ltd.	July/Aug, 2001	Define Vande Lake zone sulphides and extend along strike	Coincidental, but intermittent IP and magnetic highs at Vande Zone and along on strike to NE and SW.
Trenching/rock sampling	A. D. McLaughlin Clark Exploration Consulting W. Hanych	Aug/Sept 2001	Define mineralized PG zone, map intrusive phases, uncover IP/magnetic anomalies in Vande area	Outlined discrete zones of PGE mineralization
Grid mapping	A.D. McLaughlin	Aug, 2001	Map Vande Lake area geology	Outline major lithologic contacts
Drilling	Chibougamau Drilling Ltd	Aug/Sept 2001	Test PGE's at depth and along strike.	7 drill holes, 1071 metres
Phase 2				
Grid mapping, prospecting	A. D. McLaughlin Clark Consulting	Sept/Oct 2001	Map and prospect for additional gabbro breccias	Isolated gabbros, but no intrusive breccias
Geophysics	Dan Patrie Exploration Ltd.	Sept 2001	Identify sulphides zones or magnetic gabbro breccia along strike from Vande Lake zone	Defined coincident IP and magnetic anomalies along strike from NE
Soil sampling	Clark Exploration Consulting	Sept/Nov 2001	Detect PGE in soil over geophysical anomalies.	Palladium anomaly SW of Vande Lake Zone, and one to NE
Drilling	Chibougamau Drilling Ltd	Oct/Nov 2001	Test geophysical anomalies	2 drill holes, 410 metres

Collectively these coincident anomalies define a linear trend extending from L2+00W to L20+00E some 1,800 meters.

There are other weaker and individual chargeability anomalies, plus apparent resistivity and magnetic highs outlined in the survey. Many of these occur well away from the prominent granodiorite-supracrustal contact and are not considered significant for PGE mineralization.

– Vande Lake Extension (Grid B)

This survey also defined a series of coincident IP and magnetic anomalies, which extend the geophysical trend another 1,200 metres to L32+00E. S.J. Geophysics Ltd. performed the UBC DCIP2D inversion routines of the Dan Patrie Exploration Ltd. IP survey (S. J. Geophysics Ltd. Summary Letter, 2001). The best coincident high apparent resistivity and high chargeability anomaly, with a near vertical orientation, occurs on L28+00E around 9+00S. This is also associated with a magnetic high. The inversion routine suggests many of these IP features represent horizontal bodies.

– Soil Geochemistry

An orientation survey over the Vande Lake gabbro on L1+00E detected a fifteen metre wide palladium anomaly from three sample stations adjacent to the mineralized gabbro outcrop in Trench 1E. A Mobile Metal Ion survey (MMI) was also completed simultaneously with the soil orientation on L1+00E and also one additional survey line (L28+00E). The results of the MMI seem to correlate well with the soils and it decided to do a more extensive soil survey over nine grid lines.

The sampled intervals covered the interpreted extension of the Vande Lake gabbro to the southwest and the coincident IP and magnetic anomalies along the northeast trend. In total 354 samples were taken and analyzed by ALS Chemex for Pd, Pt and gold by PTG-MS and also the ICP 33 elemental suite. The analytical procedures along with a series of graphical plots for select elements are presented in Appendix II. A plot comparison between the soil survey and the MMI survey on L1+00E is also included.

Two anomalous areas are outlined. The first area is a 100 metre long and 100 metre wide palladium anomaly that overlies the interpreted southwest strike of the Vande Lake gabbro. This trend shows on two survey lines and is defined by palladium values ranging from 5 to 32 ppb Pd relative to a survey background of 1 - 2 ppb Pd. Accompanying metals include 2.5 to 13 ppb Pt (background of ~2.5 ppb Pt), 51 to 352 ppm Cu (background 49 ppm) and 12 to 70 ppm Ni (background 35 ppm Ni. L0+00, Anomalous palladium was

not encountered between the L1+00E soil anomaly and the new area although sampling was incomplete due to recent logging disturbance. The anomaly is open along strike to the southwest.

A second anomalous area is found to the northeast between L22+00E and L28+00E. Although not rigorously defined due to low sample density, two discrete east-west trends are defined by palladium values ranging from 5 to 115 ppb Pd. Anomalous platinum (maximum 60.5 ppb Pt) is found in a few samples at the southwest end of this trend, and anomalous copper (maximum 84 ppm Cu) occurs at the northeastern end. The anomalies vary from 25 to 50 metres in width.

Pebble Property

On June 5, 2001 McLaughlin completed a property visit. Additional sampling of the PGE occurrence in the northeast part of the property repeated the anomalous palladium values and found additional elevated palladium along the diabase for 70 metres (30 ppb Pd, 13 ppb Pt, and 10 ppb Au). From this visit it was concluded that geophysical surveys would be required to evaluate the high magnetic feature because of extensive overburden cover on the property. Therefore Dan Patrie Exploration Ltd. then completed IP and magnetic surveys on three survey grid lines up to two kilometres in length and perpendicular to the prominent airborne magnetic high.

As noted in SJ Geophysics (2001), the airborne magnetic high is likely caused by a high magnetic susceptibility feature lying 800 to 1,000 metres below the sensor's depth. Superimposed on this large feature are a variety of near surface features reflecting variation in the geological environment.

The same geophysical report further says that the IP survey detected a thin highly resistive surface layer overlying a deeper resistant basement. The IP did not detect any significant chargeability anomalies.

Leckie Lake Property

From June 12 to June 14, 2001 geological mapping and prospecting was completed over the Leckie Lake Property The work focussed on the regional magnetic highs located at the northeast and south ends of the eastern claim block, and at the northern end of the western claim block.

A prominent and magnetic diabase ridge overlies the southern magnetic feature. Similarly to the north, the two prominent magnetic features correspond to fine to medium grained gabbro and diabase. Twenty-three composite rock samples were taken of the various diabase to gabbroic outcrops found around the magnetic highs. Only very weakly elevated PG values were returned. No significant sulphides were observed - only minor pyrite.

Drilling

General

PTG completed a two-phased drill program on the South Legris Property between August 27 and November 5, 2001. This program was designed to test (1) the Vande Lake PGE zone and its coincidental geophysical anomalies, and then (2) to assess similar geophysical features extending to the northeast. In total 1,492 metres of NQ core drilling was done in nine drill holes. The drill holes are summarized in Table 3.

Table 3 - South Legris Property - Vande Zone Drill Program
Summary of 2001 Diamond Drill Holes

DRILL HOLE NUMBER	LOCATION (GRID)	ORIENTATION DIP AZIMUTH	DRILL LENGTH	PRIMARY TARGET
SL-01	L400E 275S	-450 at 3240	171 metres	PGE mineralization under Trench 4E; IP/MAG anomalies
SL-02	L400E 329S	-450 at 3240	96 metres	PGE mineralization under Trench 4E; MAG anomaly
SL-03	L100E 325S	-450 at 3240	180 metres	PGE mineralization under Trench 1E; IP/MAG anomalies
SL-04	L1000E 483S	-450 at 3240	207 metres	IP/MAG anomalies
SL-05	L1800E 600S	-450 at 3240	177 metres	IP/MAG anomalies

DRILL HOLE NUMBER	LOCATION (GRID)	ORIENTATION DIP AZIMUTH	DRILL LENGTH	PRIMARY TARGET
SL-06	L1800E 500S	-450 at 3240	162 metres	IP/MAG anomalies
SL-07	137E 265S	-450 at 1710	78 metres	PGE mineralization under Trench 1E; IP/MAG anomalies
SL-08	L2700E 575S	-500 at 1440	210 metres	IP/MAG anomalies
SL-09	L2800E 800S	-500 at 1440	201 metres	IP/MAG anomalies

Drill core was logged by McLaughlin and sampled at the camp by a core splitter under McLaughlin's direct supervision. All the intrusive rock was sampled, plus select volcanic lithologies and totaled exactly 1,000 samples. The sampling procedures are discussed in the Thunder Bay Report

During the second drill phase the core was initially logged at the drill camp, but then the detailed logging and sampling was done at a MNDM warehouse in Thunder Bay.

The remaining split drill core plus the un-sampled drill core is stored in core boxes on the South Legris Property.

Vande Lake Zone Targets

Two drill fences each with two drill holes tested the Vande Lake Gabbro. The gabbro extends to a depth of at least 90 metres from surface and has a drill width of approximately 100 metres. Unfortunately the gabbro's true thickness is unknown since no clear dip direction is defined. However a subvertical to steep south dip is implied which is in agreement with the geophysical interpretation. The granodiorite to the north dips ~85 degrees to the north.

Similar to the surface exposures, narrow intervals of PGE mineralization were intersected throughout the drilled sections of Vande Lake gabbro (Table 4). Again most of the mineralization is contained in the gabbro breccia phases, and associated with disseminated with chalcopyrite, pyrrhotite and pyrite. However the best surface mineralization occurring along the transitional contact between the gabbro breccia and massive leucogabbro does not extend to depth. At the expected area only minor sulphides are present and assays were low (10 ppb Pd, 3.5 ppb Pt and 3 ppb Au over 1.28 metres.

Diamond drill hole SL-01 intersected a narrow zone of PGE mineralization within a leucogabbro portion of the gabbro breccia, but this mineralized section does not extend to surface. Similar irregular mineralization was encountered in the Section 1E drill fence.

The Vande Lake gabbro was intersected in all four drill holes and the does remain open along strike.

Table 4 - Significant Diamond Drill Hole Intersections, Vande Lake Zone

Drill Hole	Intersection Details	From (metres)	To (metres)	Width (metres)	Pd (ppb)	Pt (ppb)	Au (ppb)	Pd+Pt+Au (ppb)
SL-01	Leucogabbro phase in gabbro breccia	3.70	7.50	3.80	495	144	108	747
SL-01	Melanogabbro breccia	34.29	37.00	2.71	836	258	271	1365
SL-01	45 m downdip from PGE surface zone*	63.00	64.28	1.28	10	3.5	3	16.5
SL-02	Gabbro breccia	57.00	58.00	1.00	93	24	1	118
SL-03	Leucogabbro phase of gabbro breccia	40.20	43.27	3.07	216	42	83	341
SL-03	45 metres downdip from PGE surface zone	52.40	54.68	2.28	74	25	12	111
SL-07	Leuco gabbro	14.15	15.60	1.45	912	253	19	1184
SL-07	25 metres downdip from PGE surface zone*	39.00	41.00	2.00	143	78	39	260

* Results in Table 1, PGE Mineralization in the Vande Lake Gabbro Complex, Channel Rock Samples

Vande Lake Extension Targets

Five drill holes tested coincident IP and magnetic anomalies that form the geophysical trend extending northeast from the Vande Lake gabbro. Closest to the Vande Lake zone, drill holes SL-04, SL-05 and SL-06 intersected a series of leuco to melanogabbro bodies, intercalated with a mafic volcanic sequence. Ranging from 5 to 50 metres in drill thickness, only a few of the intrusions had breccia phases and only minor amounts of pyrrhotite and pyrite with chalcopyrite were present. As noted in Table 5, no significant PGEs were detected in any of the drill holes. Drill holes SL-04 and SL-06 intersected the granodiorite, but no large gabbro units or any mineralization was present.

Two final drill holes tested coincident IP and magnetic highs defined by the second geophysical survey. In drill hole SL-08 a leucogabbro and melanogabbro sequence in the upper ninety metres is texturally similar to the Vande Lake gabbro except that it is split into two separate components by a forty metre thick (drill thickness) diabasic gabbro. Only minor amounts of sulphide were present, however, and corresponding PGE values were low. Diamond drill hole SL-09 drill hole intersected a sequence of fine grained gabbros and mafic volcanics, but none that resembled the Vande Lake gabbro. As noted in Table 5 there is no significant PGE mineralization present in the drill hole.

Table 5 - Significant Diamond Drill Hole Intersections, Vande Lake Extension

Drill Hole	Intersection Details	From (metres)	To (metres)	Width (metres)	Pd (ppb)	Pt (ppb)	Au (ppb)	Pd+Pt+Au (ppb)
SL-04	Leucogabbro	173.00	174.00	1.00	100	36	1	137
SL-05	Leucogabbro breccia	137.75	139.52	1.77	213	44	25	282
SL-06	Leucogabbro	58.00	59.00	1.00	52	26	10	88

Drill Hole	Intersection Details	From (metres)	To (metres)	Width (metres)	Pd (ppb)	Pt (ppb)	Au (ppb)	Pd+Pt+Au (ppb)
SL-08	Leucogabbro	5.80	7.00	1.20	5	2	2	9
SL-09	Melanogabbro	74.00	74.64	0.64	44	22	13	79

Sampling Method and Approach

Rock, drill core and soil samples were collected from the property. Initial composite rock samples were taken simply to ascertain the presence of any PGEs'. Channel samples and drill core samples were taken to find the amount of PGEs' and associated metals from a specific rock type and over a specific length. Soil samples from the "B" horizon were collected to detect any anomalous PGE metals or accompanying base metals that may have been derived from local bedrock sources. All these sample methods are discussed below. All channel rock and drill core sampling was conducted under the direct supervision of McLaughlin or, in the case of a few channel samples, by Mr. Walter Hanych under direction from McLaughlin and procedures are described in the Thunder Bay Report.

Sample Preparation, Analyses and Security

ALS Chemex of Vancouver, B.C. completed the sample preparation and analytical work on all samples collected on the Thunder Bay project in 2001. The preparation work was done at its Thunder Bay, Ontario prep lab after which the pulverized samples (pulps) were sent to their Vancouver lab for analyses. All rock composite, rock channel, drill core and soil samples were analyzed by PGM-MS23 and ICP41 methods. As provided by ALS Chemex the preparation and analytical procedures are presented in Appendix III to the Thunder Bay Report.

All samples were transported directly to the ALS Chemex prep lab in Thunder Bay by McLaughlin or personnel directly under his supervision. In McLaughlin's opinion the procedures for sampling, sample preparation, analytical procedures and security were excellent.

Data Verification

Two Quality Control (QC) methods were employed during the exploration programs conducted in 2001.

Platinum Group Metals Quality Control ("QC") Program

PTG used sample blanks, sample standards, and duplicate samples in all rock composite, rock channel and drill core sampling programs. A single blank sample and a duplicate sample were inserted in every 25 samples sent to ALS Chemex, or at least one of each in every sample shipment if there were less than 25 samples. A sample standard was submitted with every 40 samples or one in each sample batch if it contained less than 40 samples.

The blank samples taken were from a single diabase rock outcropping in the area, but not on any of the PTG properties. The duplicate sample was made by splitting the given composite, channel or drill core into two approximately equal portions, assigning each a separate number and then submitting as two samples. Each standard contained 50 to 75 grams of pulverized rock material with known quantities of PGEs. Three standards were purchased from the Canadian Certified Reference Materials Project (CANMET), Department of Natural Resources, Ottawa, Ontario. These were used accordingly; WGB-1 for low levels of PGE mineralization, WGM-1 for moderate levels of PGE mineralization, and WMS-1 for higher grades of mineralization. A summary fact sheet of each standard is presented in Appendix IV.

Appendix IV of the Thunder Bay Report also contains a report by Dr. Barry Smee, Ph.D., P. Geo., a director and officer of PTG, in which he provides complete details of the Quality Control program and its results. Dr. Smee states that "PTG has complied with all quality control requirements outlined in NI 43-101. The resulting exploration data can be considered accurate, precise and free of contamination". McLaughlin has agreed with this determination.

ALS Chemex QC Program

The ALS Chemex Quality Control program is presented in the Thunder Bay Report in Appendix III - information provided by ALS Chemex.

Adjacent Properties

Powder Hill and Stringer Zones, New Millennium Resources Ltd.

As per company news releases NMM has discovered a series of PGE showings along a northeast trend. At the Powder Hill area, seven kilometres southwest from the Vande Lake zone, diamond drilling intersected 1.17 grams per tonne Pd+Pt+Au over 5.65 metres hosted by a variable textured mesogabbro breccia. The breccia is reported to contain fragments of gabbro, pyroxenite and mafic volcanics. Closer to the Vande Lake Zone, the Stinger showing a gabbro breccia body has assayed 1.08 grams per tonne Pd+Pt+Au over 4.80 metres.

Legris Lake Intrusion; Avalon Ventures Ltd.

From Pettigrew and Hattori (2001) state that PGE mineralization has been found in a locally varitextured leucogabbro occurring within a 2.0 kilometre by 0.6 kilometre breccia zone at the northwestern margin of the Legris Lake intrusion. Diamond drilling intersections include 2.04 grams per tonne Pd, 0.41 g/t Pt, 0.71 g/t Au, 0.42% Cu, and 0.13% Ni. The Poplar zone is the current focus of exploration and is located approximately 8.0 kilometres northeast of the Vande Lake zone.

Wolf Mountain Properties, East West Resources Corporation

From Parker (2001) and East West Resources Ltd. news releases (2001), the main exploration area is the Seagull mafic to ultramafic intrusion. It is described as a cone shaped body and is nine kilometre in diameter. Drilling by East West Resources has intersected a shallow dipping sulphide located at the base of the intrusion. Reported drill intersections include 16.0 metres of 565 ppb Pd, 475 ppb Pt, 33 ppb Au, 0.14% Cu, and 0.16% Ni. The mineralization is hosted by a gabbro pyroxenite phase of the intrusion which itself is characterized by a magnetic high.

With respect to all three of these properties McLaughlin has been unable to verify the information and that the information is not necessarily indicative of the mineralization on the Thunder Bay Project.

Interpretation and Conclusions

PTG exploration work on the Thunder Bay Project has successfully identified prospective PGE targets. The most advanced of these targets is the Vande Lake Zone located on the South Legris Property.

South Legris Property

PGE mineralization has been found at the Vande Lake zone hosted by the Vande Lake gabbro complex. The mineralization is associated with the complex gabbro breecia phase and is often concentrated along its contact with the northern more massive leucogabbro phase. To date relatively high grade intervals have been found only over narrow widths such as 2.28 g/t Pd+Pt+Au over 5.0 metres from Trench 1E. Over wider intervals the section was 350 ppb Pd+Pt+Au over a composite 50 metres from Trench 4E.

As outlined from outcroppings, trenching and four drill holes, the Vande Lake gabbro complex is 700 metres long and up to 100 metres wide and extends to a depth of at least ninety metres from surface. While it is open along strike there is no indication from the geological mapping, and ground geophysics that it will become significantly wider. However on the interpreted southwest extension of the Vande Lake gabbro, the magnitude of the palladium soil anomaly on L2+00W relative to that on L1+00E where the gabbro is mineralized (2.22 g/t Pd+Pt+Au over 5.0 metres) suggests that the higher PGE values are possible.

Along strike to the northeast, a series of coincidental IP, magnetic, and soil geochemical anomalies occur, although lower than the Vande Lake gabbro complex.

The drill results from both the Vande Lake zone and possible extensions to the northeast indicate the IP anomalies are due to the presence of disseminated and fractured controlled sulphides, which are not necessarily carrying PGE mineralization. The high magnetic anomalies overlie gabbroic rocks, and not always the Vande Lake gabbro, carrying disseminated magnetite.

Relative to the Lac des Isles and the Legris Lake intrusion, the Vande Lake gabbro has similar gabbroic breccias, lithologies and textures, but as exposed on surface is smaller in size.

Pebble Property

The Pebble Property is underlain by a large northeast striking magnetic high for which a surface source was not found. Ground magnetic surveys suggest the anomaly is caused by a mafic to ultramafic intrusion located 800 to 1,000 metres below surface. Alternatively a stratigraphic feature such as banded iron formation folded in to an antiformal structure is a possible source.

Anomalous values of Pd (up to 96 ppb) were found in a diabase ridge located in the northeast part of the property. PGE values are reported regionally from Logan Sills (Schnieders et al, 2001) but to date no nothing substantial has been reported.

Leckie Lake Property

No significant PGE mineralization has yet been found on the Leckie Property. However the Leckie Property has not been extensively prospected and geologically mapped.

Future Exploration

As at the date of this Circular, PTG is still in the process of the reviewing the available technical information on the Thunder Bay Project. PTG intends to finance any future exploration activities on the Thunder Bay Project from existing working capital and/or the proceeds raised from future equity financing. In general, PTG is interested in continuing its focus in the Thunder Bay area. Budgets for this work will be dependent on results and available working capital.

Stucco Property - Thunder Bay Area
Independent Consultant's Report

Mr. Walter Hanych, P. Geol. ("Hanych"), an independent geological consultant, based in Collingwood Ontario, has prepared a report titled "Technical Report on the Stucco Project Thunder Bay Project" dated December 7, 2001 (the "Stucco Report") with respect to the Stucco Property. The following information relating to the Stucco Property is primarily summarized from the Stucco Report. The Stucco Report may be reviewed in its entirety at the offices of PTG during normal business hours until a period of 30 days after the Amalgamation Date.

During the early autumn of 2001, PTG secured the mineral rights to the Stucco Property in the Lac des Iles area of Thunder Bay in northwestern Ontario. The Stucco Property is located within a regional geological environment of known platinum group metal mineralization associated with Neoarchean and Paleo to Mesoproterozoic age intrusions.

Hanych was retained as independent consultant to supervise and undertake an initial evaluation of the Stucco Property. A program of reconnaissance level geological mapping, geochemical and geophysical surveying, commenced on September 25th and was completed on December 1st. The following report is based on information and field data compiled by Hanych that was either collected personally, or by assistants and survey contactors during the course of the program. The program focused on the south portion of the Stucco Property.

The Stucco Report was commissioned by PTG to document the findings and to provide the technical information on the Stucco Property required for this Circular.

Location

The Stucco Property is located 81 kilometers northeast of the city of Thunder Bay, Ontario within NTS sheet 52H SW centered at UTM NAD 27 co-ordinates of 342 000 E and 5 453 000 N. The Stucco Property is bounded by latitudes 490 3' north to 490 7' north and 890 7' east to 890 15' east.

Access to the Stucco Property is gained by motor vehicle along highway 17 east of Thunder Bay for 3.5 kilometers to highway 527, locally marked as the Spruce River road. Travel north on highway 527 for 87.3 kilometers to Camp 45 road and then northeasterly along this gravel road for 14 kilometers to an eastward leading bush road for 1000 meters. At this point a washout prevents further travel by passenger vehicle and an all terrain vehicle (ATV) is required. After bypassing the washout, 500 meters east, a cleared bush trail leads south and intersects the northern boundary of the property at 1500 meters. The southern portion of the property is reached by traveling an additional 5.5 kilometers on this trail.

An alternate route is via Mawn Lake road that intersects highway 527 at kilometer 82.3. Travel northeastward along this road for 6.5 kilometers to the intersection of a northeast heading bush trail near the northwest shore of Mawn Lake. The southern claim boundary is located 1000 meters up the trail. This route requires ATV transportation to reach the area of interest south of Boot Lake.

Property Descriptions and Tenure

PTG acquired the mineral rights on 5,424 hectares of crown land by staking four claims and optioning twenty-one unpatented mining claims located in the Thunder Bay Mining Division and registered with the Mining Recorder's Office, in Sudbury, Ontario (the "Stucco Property"). Claims 1229596 and 1229611 are recorded on claim map G-0710, Circle area, while the remainder of the claims are recorded on


Lac Des Iles PGE District
Thunder Bay Area, Ontario, Canada
HWY 527
Lac Des Iles Mine
94.1 Million Tonnes
1.98 g/t Pd+Pt+Au
North American Palladium Ltd.
North American Palladium Ltd.
Bullseye
Tlb
Buck
East
Senga
Senga East
Taman North
Taman NE
Taman East
Taman
Taman South
Hottah
Lac
Shelby Lake
Wakinoo
AVL-PDG
Quetico Fault
South Legris
Block Creek
Pebble
Stucco
Leckie Lake
SCALE BAR
2.5 0 2.5 5.0 7.5
KILOMETERS
Thunder Bay approximately 65 kilometers south
LEGEND
Platinum Group Metals Ltd.
New Millenium Metals Corporation
PGE Occurrence
Sulphide Occurrence
Magnetic High – Intrusion Area

claim map G-0755, Right Angle Lake area. A detailed account of the claims is tabled below based on information available through the Ontario Ministry of Northern Development and Mines' website of Active Claims.

Stucco Property - Option to earn 60% from Canplats Resources Corporation

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1122940	2000-APR-04	2002-APR-04	8
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1122941	2000-APR-04	2002-APR-04	8
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1122942	2000-APR-04	2002-APR-04	16
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1141577	2000-APR-04	2002-APR-04	8
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1147575	2000-APR-04	2002-APR-04	16
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1147576	2000-APR-04	2002-APR-04	16
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1147577	2000-APR-04	2002-APR-04	16
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1147578	2000-APR-04	2002-APR-04	16
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1187540	2001-AUG-13	2003-AUG-13	16
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1214716	1999-DEC-23	2001-DEC-23	16
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1214717	1999-DEC-23	2001-DEC-23	16
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1214718	1999-DEC-23	2001-DEC-23	16
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1214719	1999-DEC-23	2001-DEC-23	16
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1214720	1999-DEC-23	2001-DEC-23	16
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1214721	1999-DEC-23	2001-DEC-23	16
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1214722	1999-DEC-23	2001-DEC-23	8
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1228957	1999-DEC-23	2001-DEC-23	16
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1229580	1999-DEC-23	2001-DEC-23	15
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1229581	1999-DEC-23	2001-DEC-23	15
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1229583	1999-DEC-23	2001-DEC-23	16
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1230052	1999-DEC-23	2001-DEC-23	12
PLATINUM GROUP METALS LTD.	RIGHTANGLE LAKE	TB 1187748	2001-NOV-01	2003-NOV-01	8
PLATINUM GROUP METALS LTD	RIGHTANGLE LAKE	TB 1187749	2001-NOV-01	2003-NOV-01	16
PLATINUM GROUP METALS LTD.	RIGHTANGLE LAKE	TB 1187750	2001-NOV-01	2003-NOV-01	16
PLATINUM GROUP METALS LTD.	RIGHTANGLE LAKE	TB 1187751	2001-NOV-01	2003-NOV-01	16
PLATINUM GROUP METALS LTD.	RIGHTANGLE LAKE	TB 1248231	2001-NOV-21	2003-NOV-21	9

The Stucco Property constitutes a land package of 298 units of optioned unpatented mining claims and 65 units of staked mineral claims totalling 5,424 hectares. PTG, client number 392741 is the recorded holder of 100% mineral interest in four of the claims while Canplats Resources Corporation, is the recorded holder of 100% mineral interest in twenty-one of the claims.

The claims are subject to an option agreement between PTG and Canplats Resources Corporation ("Canplats") (the "Stucco Agreement"). Under the terms of the Stucco Agreement PTG can earn a 51% interest in the Stucco Property by completing $1,000,000 in exploration and development expenditures and making a total of $65,000 in cash payments before September 27, 2005. PTG can elect to earn a further 9% by completing a Feasibility Study at PTG's expense. In order to keep its option in good standing Company must complete $80,000 in exploration by December 27, 2001 and this has been completed. An Underlying Agreement to the Canplats agreement provides for the optional issuance to the owners of 260 hectares (640 acres) a total of 50,000 shares of Canplats shares over 18 months and an underlying royalty of a 2% NSR. PTG has agreed that if it elects to keep its option in good standing that it will pay to Canplats the cash value of the underlying Canplats share payments at the time of there payments to a maximum of $2.00 per Canplats share. The claims are all in good standing as of the date of the technical report. The earliest due date for assessment work is December 23, 2001 whereby the following claims will require assessment work and this work has been completed and will be filed prior to December 23, 2001:

To be in compliance with the Mining Act a minimum of $400/unit of eligible expenditures are required to be applied at the second anniversary date. The above claims will need a total expenditure of $68,400 by the date indicated to maintain their active claim status.

As of the date of the Stucco Report, the land holdings were not known to be encumbered by any environmental issues, nor are any of the Crown lands known to be subject to or affected by First Nations land claims. The Ontario Living Legacy Land Use Strategy identified the Nipigon Basin as a significant eco-tourist site and prepared the Lake Nipigon Basin Signature Site Ecological Land Use and Resource Management Strategy for the proposed creation of the Black Sturgeon River Park. The proposed area of the park does not impact on the lands immediately adjacent or encompassed by the Stucco property claim boundary. Hanych has not conducted a detailed search of title or any treatise, land claims or other crown reservations that may affect future title.

The exploration program undertaken by PTG on its Stucco Property did not involve power stripping and diamond drilling impacts very minimally on the environment requiring no special permit approval.

Physiography and Climate

Local topographic relief is about 76 meters with elevations ranging from 425 to 510 meters above sea level. Moderately rugged topography characterized by cuestas expose bedrock of Logan Diabase Sills that acted as a protective cap to erosian forming visually spectacular escarpments. The area contains numerous lakes, the largest of which is Eula Lake located in the southeast sector of the property. Also numerous, are low-lying areas of swamp or spruce-cedar bog. Dry areas are typically blanketed by glacial derived gravels, sands and silts.

The dominant tree growth is coniferous, but mixed growths of birch and poplar are also common in drier areas. Spruce, tamarack and cedars occupy the moister-wetter lands, that to a large part have been modified by beaver activity. A reflection of the vegetative cover is the soil development, whereby podzols characterized by A,? Ae and Bf horizons occur in the drier areas while organic humic mesisols dominate poor drainage areas.

This part of Northwestern Ontario experiences hot, wet to dry summers with high's reaching 32°C in July and cold winters with low's of -35°C in January accompanied by snow accumulations of 2 meters or more.

Infrastructure

The Stucco Property is located 81 kilometers northeast of the city of Thunder Bay, Ontario, located at the geographical center of Canada. The city with a population of 114,000 is the largest city in northwestern Ontario and the 10th largest in Ontario, offering many of the amenities of larger cities in the south. The opening of the St. Lawrence Seaway established Thunder Bay as a major grain handling port, and although grain loading has been down scaled the port continues to handle potash and coal from the west as well as other dry bulk commodities. Forest related industries provide the major economic base for the city and the region. As a major city it hosts government, transportation and educational centers (Lakehead University and Confederation College). The Ministry of Northern Development and Mines maintains a regional office offering the services of the Geoscience and Mining Lands divisions.

The Thunder Bay area is replete with a transportation system of a network of paved and gravel roads and trails. Highways 17 and 11, and the CPR main line are major east-west transportation arteries, providing routes to both Manitoba and northern Ontario. Highway 61 south provides an access point to the United States through the State of Minnesota.

Major carriers provide daily air service with Toronto and western provincial centers, while smaller air-carriers provide direct links with points north and east to communities and cities of northern Ontario. Charter fixed-wing and helicopter aircraft for local transportation is also available.

History

Mineral exploration and prospecting has been on going in the Thunder Bay area since the mid 19th century, when the area attracted the attention of prospectors in their search for gold, silver and copper. Between 1868 and 1884 the Silver Islet Mine produced 80, 530 kilograms of silver. The success of the operation stimulated prospecting into the hinterland and in the early 1920's copper mineralization was discovered at Shebandowan Lake.

During the early 1950's when INCO was exploring the Shebandowan occurrences, Cu-Ni-Pt mineralization was also discovered by Mattawin Gold Mines southwest of Thunder Bay. This property known as the Crystal Lake gabbro was developed to a deposit in the mid 1970's by Great Lakes Nickel Corporation Limited. Diamond drilling and tunneling delineated a resource of 32 million tons grading 0.36% Ni and 0.20% Cu.

Much of the mineral exploration during the 1950's through to the 1970's focused on gold, base metals and nickel. It was during this period in 1963, two prospectors discovered sulphide mineralization south of Lac des Iles. The following year eight mineralized zones were discovered from which samples returned significant platinum and palladium values. Intermittent exploration from 1966 to 1993 defined the zone that eventually became the Roby orebody.

Buoyed by high PGE prices in response to meet global vehicle emission standards, and as the inventory levels dropped, the exploration for PGE deposits significantly increased in the 1990's. The demand fuelled the Canadian exploration industry into an unprecedented program of PGM research, data compilation and land acquisition. As a direct result of these efforts, an emerging recognition of favourable intrusions began to develop. New PGE environments characterized by the Lac des Iles deposit, East Bull Lake, River Valley, and Agnew Lake intrusions were targeted. The Noril'sk model of PGE deposits was being applied to the Nipissing Gabbro and Nipigon Basin intrusions. As well, a re-evaluation and exploration of the Sudbury Igneous Complex and associated Offset Dikes added to the target list.

Since the beginning of production at the Lac des Iles Mine in 1993, exploration continued to add tonnage to the deposit and by the end of 2000 North American Palldium Ltd.,("PDL"), released its new reserve figures of 4.8 million ounces of Pd (Dec 31,2000, proven and probable). Encouraged by these results and coupled with a healthy price outlook for PGM's, the PDL undertook an expansion program of the facilities at the Lac des Iles Mine in 2001. The program was expected to meet an objective of an annual production level of 250,000 ounces of Pd, 23,000 ounces of Pt and 18,000 ounces of gold over a 17 year mine life span.

Recognizing the favourable geological environments for platinum-palladium mineralization in the Thunder Bay area, mining companies seized the opportunity to acquire significant targets. A summary of the more significant acquisitions and properties are listed below.

Table C: Significant PGE targets Thunder Bay Area.

Owner(s)	Property	Description
Platinum Group Metals Ltd. Canadian Golden Dragon Resources Ltd.	Vande Lake	Archean gabbro
Platinum Group Metals Ltd. East West Resources Corporation	Pebble Lake	Archean-Proterozoic gabbro/diabase
Platinum Group Metals Ltd. Canplats Resources Corporation	Stucco Lake	Archean gabbro
Houston Lake Mining Inc.	Tib Lake	Archean gabbro-pyroxenite
North American Palladium Ltd. Lac des Iles Mines Ltd.	Lac des Iles Wakinoo Lake Tib Lake	Archean gabbronorite-peridotite Archean gabbro Archean gabbro-pyroxenite
Avalon Ventures Ltd. Starcore Resources Ltd. Placer Dome Ltd.	Legris Lake	Archean gabbro
New Millennium Metals Corporation New Claymore Resources Ltd.	Shelby Lake	Archean gabbro-pyroxenite
New Millennium Metals Corporation	Taman Lake Taman Lake East Buck East Ottertooth	Archean gabbro Archean gabbro Gabbro Gabbro-hornblendite

Owner(s)	Property	Description
New Millennium Metals Corporation East West Resources Corporation Maple Minerals Inc.	Lac des Iles River includes Powder Hill Zone, Stocker Zone and Stinger Zone	Archean gabbro-ultramafic
Valerie Gold Resources Ltd. East West Resources Corporation	Fallis Fallis East	Archean Quetico gabbro Archean Quetico gabbro
Great Lakes Nickel Ltd.	Crystal Lake	Proterozoic Keweenawan gabbro
Falconbridge Limited	Pine River	Proterozoic Keweenawan gabbro
East West Resources Corporation Canadian Golden Dragon Limited Avalon Ventures Ltd.	Seagull	Proterozoic Keweenawan, peridotite, iherzolite, dunite
INCO Limited	Shebandowan Mining Lease	Archean ultramafic

Source: Excerpt from Compilation Table, Nov 13, 2001, Resident Geologist MNDM: B. Schneiders, J.Scott, M. Smyk,

The area of the Stucco Property received limited past exploration which is reflected to this day by the paucity of geological information on file in the archives of the Resident Geologist's office. This is partly due to survey programs that tended to circumvent the areas at the edge of the Nipigon Basin. Most of the surveys were regional in extent of airborne geophysical and lake sediment sampling.

In 1966, INCO Limited investigated a single station airborne EM anomaly between Boot Lake and "No name" lake located in the southern portion of the Stucco property, as it exists today. The anomaly was drilled tested with one hole that plots at UTM NAD 27 co-ordinate of 338 450E and 5 448 810N. The hole intersected a meta-gabbro containing 25% sulphides from footage 263.9 to 384.9, (80.4-117.3 meters). The mineralization was reported as massive pyrrhotite with minor pyrite and trace chalcopyrite. Below is a list of relevant work in the immediate area of the property.

(a) 1972, Coates, M.E., with the Ontario Department of Mines mapped the area at 1" to 1 mile east of Stucco Lake producing Geological Report 98, Geology of the Balck Sturgeon River Area.

(b) 1974, Sage, R.P., et al, Produced a compilation map at 1" to 2 miles, Ontario Department of Mines Operation Ignace Armstrong, map P963, Obonga Lake-Lac des Iles Sheet.

(c) 1992, D'Aigle, A., prospected and sample in the vicinity, OPAP grant OP92-433.

(d) 2000, Operation Treasure Hunt, MNDM, airborne EM and Mag survey.

(e) 2000, Canplats Resources Corporation, airborne EM and Mag survey.

Geological Setting

Regional Geology

The Stucco Property is located near the south-western margin of the Nipigon Basin, a Keweenawan Mesoproterozoic (1108Ma) intrusion occurring over an areal extent of 15,000 square kilometers around Lake Nipigon, and the border zone between Neoarchean age granite and sediments of the Quetico subprovince with Meso-Neoarchean age volcanics and granite gneisses of the Wabigoon subprovince of the Superior Province.

The Quetico Structure or Fault Zone partially defines the northeast trending 800-kilometer long boundary between the Quetico subprovince and the Wabigoon subprovince.

Regional Economic Geology

The Stucco Property is located in a regional setting of Archean and Proterozoic gabbroic to ultramafic intrusions that are known to host significant PGE mineralization. The Lac des Iles Complex is the largest known intrusion of eight similar intrusions that define a 30-kilometer diameter ring. The intrusions of this "ring" in a clockwise direction are: Lac des Iles, Legris Lake, Shelby Lake, Demars Lake, Wakinoo Lake, Taman, Buck Lake, Dog River East and the Tib Gabbro.

The southern portion of the "ring"overlaps into the zone of the Quetico Structure. Spatially associated to the Quetico Structure are gabbro intrusions hosting PGE mineralization. The Quetico Structure and associated splay faults may have provided the structural control to the above intrusives. Beyond the "ring" the Quetico Structure strikes northeast projecting onto the Stucco Property.

On the Stucco Property Proterozoic Logan diabase constitutes the predominant intrusive type related to the Nipigon Plate, however Archean gabbro-ultramafic intrusions are also present.

Deposit Type

Platinum Groups Elements (PGE)

The platinum group elements (or PGEs), include platinum, palladium, osmium, iridium and ruthenium. These elements are concentrated in a variety of geological settings with the most dominant PGE deposits occurring with mafic to ultramafic intrusions.

Nine-tenths of the current world production of PGEs is from PGE dominant ores, with the bulk of the remainder recovered from magmatic nickel-copper sulphide or alluvial deposits. Most Canadian production of PGEs is recovered as a byproduct from the nickel-copper sulphide deposits of the Sudbury area. A significant amount of PGEs, mainly palladium, is produced from the Lac des Iles deposit.

Currently, there are primarily two North American PGE producing Mines. The Lac des Iles Mine, (North American Palladium 2000 Annual Report, Dec. 31, 2000; Reserves and Geological Resource, of 145.6 mt grading 1.57 g/t Pd, 0.17 g/t Pt and 0.12 g/t Au) is located near Thunder Bay, Ontario and the Stillwater Mine, (Stillwater Mining 1999 Annual Report, Dec.31, 1999; Reserves 53.7 million tonnes grading 24.2 g/tonne Pt+Pd) is located in Montana.

Model

The objective of the exploration program was to identify intrusions possessing a potential to host PGE mineralization based on the following modes of occurrence:

(a) Contact mineralization associated with footwall breccia and inclusion bearing zones proximal to a footwall contact, (super solidus breccia type). Eg. River Valley Intrusive, East Bull Lake Intrusive, Legris Lake Intrusive, Vande Lake Intrusive.

(b) Magma mixing and volatile phases resulting in hybrid or inclusion bearing zones mineralized with sulphides, (super solidus breccia type).Eg.River Valley Intrusive, Lac des Iles Intrusive Complex.

(c) Comagmatic intrusions and flood basalts containing disseminated and massive sulphide mineralization that is magmatic and contamination derived. Eg. Noril'sk Complex, Crystal Lake Gabbro, Seagull Pluton.

The majority of PGE mineralization in Ontario is associated with intrusive complexes that are Precambrian in age, ranging from NeoArchean to MesoProterozoic.

Mineralization

Sulphide mineralization was scarce and as a result many of the samples collected were selected on textural and lithological criteria. A total of 38 sample were sent for analysis returning results summarized below:

Element	Range 38 samples	Mean 38 samples
Pt	2-28 ppb	7.9 ppb
Pd	2.5-50 ppb	10.9 ppb
Cu	3-410 ppm	70.7 ppm
Ni	12-981 ppm	257.8 ppm

The average high Ni content of the sample suite reflects the ultramafic character of many of the samples. Sixteen of the samples were ultramafic varying form pyroxenite-amphibolite to serpentinized websterite. The mean of this population is 394.4 ppb.

The nickel-copper diagram shows a possible correlation based on the few samples but in general the Ni values appear to be independent of the Cu values. Two populations emerge between Ni versus Pt+Pd. One population would define a correlation with the ultramafic suite and the other with the gabbroic suite of rocks. This would suggest that the gabbros and pyroxenites are both capable of containing anomalous PGE values. The correlation between PGE values and Cu is the strongest indicating a direct increase in PGE values with Cu.

Exploration

The 2001 exploration program was multi-phase and consisted of reconnaissance level geological mapping, rock chip sampling, soil sampling, line cutting and geophysical surveying consisting of, Induced Polarization, EM-Maxmim, and ground magnetic surveying. The following table summarizes the survey parameters.

Table F: Project consultants-surveyors-service companies.

CONSULTANT/CONTRACTOR	SURVEY	
Walter Hanych Collingwood, ON	Project geologist, mapping, sampling, field supervision	Sept 25 to Dec 23 (ongoing)
Wally Collins Verner, ON	Prospector-assistant	Sept 27 to Dec 23 (ongoing)
Brent MacKay Thunder Bay, ON	Line cutting	
Clark Exploration Consulting Thunder Bay, ON	Soil Sampling Logistics Claim Staking	539 MMI + B Horizon 1187748, 1187749, 1187750,1187751
Dan Patrie Exploration Ltd. Massey, ON	EM maxmin survey Groung Magnetometer survey Induced Polarization survey	
SJ Geophysics Ltd. Delta, BC	Geophysical consultant	Mag, EM, IP surveys
ALS Chemex Thunder Bay, ON Vancouver, BC	Sample prep, all Sample analysis, Rock Sample analysis, B Horizon Sample analysis, Drill core	40 grab samples
XRAL Laboratories Toronto, ON	Sample analysis, MMI	189 samples
Chibougamou Diamond Drilling Val D'Or, PQ		

Phase 1

The first phase of the reconnaissance program involved field investigation and outcrop mapping in the vicinity of INCO's 1966 drill hole, as well as, strategic traversing across projected geological sections and geophysical airborne mag and EM anomalies of high priority.

The area was targeted as high priority based on the conceptual model of the Quetico Structure projecting onto the property between Stucco Lake and the south end of Boot Lake. The INCO drill log seemed to confirm that a sulphide bearing meta-gabbro existed but because of the lack of supportive historical mapping, the presence of an intrusive could not be affirmed.

The initial field investigations determined that bedrock did not outcrop between Boot Lake and "No name" Lake, establishing that the target would require geophysical and geochemical definition. Mapping east of the target, identified a complex intrusive body delineated by outcrops distributed over an area 800 meters in length by 400 meters in width, north-south, east-west respectively. A majority of this outcrop is situated immediately east of "No name" lake in the vicinity of a mag high, 600 meters long by 400 meters wide (designated MH3).

The intrusive is a gabbroic complex, leucocratic to melanocratic, fine to very coarse grain, containing inclusions ranging from centimeter to decimeter of pyroxenite pods, pipes, tabular blocks and round fragments. It is well foliated in places with orientations ranging from east to northeast and is believed to be of Paleoarchean age. The inclusions are inferred to have formed by a process of magma mixing generating turbulence resulting in a hybrid melt characterized by inclusions.

Associated with the gabbro is an ultramafic unit speculated to trend in a northerly direction and therefore orthoganol to the trend of the gabbro. It has been interpreted to extend over an 800-meter length, averaging 50 meters in width. Where the unit crosses the projected strike of the meta-gabbro in the INCO hole, a possible discontinuity develops, which could be result an east-west trending structure.

Phase 2

Phase 1 identified an inclusion bearing gabbroic intrusive with weakly anomalous PGE values in proximity to the sulphidic metagabbro of the INCO hole. The positive results prompted an advance to Phase2. This part of the program focused on the area of "No name" lake. Its objective was to define a potential mineralized zone within the inclusion gabbro as well as to extend the INCO target beyond its inferred limits.

A program of linecutting was initiated on October 22nd and completed on November 24th. An orthoganol grid totaling 30 kilometers was cut with a 2000 meter long baseline oriented at 0600. This grid was used as the control to undertake the soil geochem survey, Maxmin EM survey, Induced Polarization survey and ground magnetometer survey,

– Soil Geochem Survey

Due to the limited outcrop exposure a soil geochem survey was undertaken. Two sampling techniques were employed, a) conventional B-horizon and b) A-horizon MMI. The Mobile Metal Ion process or MMI uses an extremely weak extraction to detect very low concentrations of mobile ions. The method has achieved success over areas of thick overburden as an electrochemical process is invoked to transport ions to surface. A total of 292 B-horizon and 247 MMI samples were collected.

– Maxmin Electro-magnetic and Ground Magnetometer Survey

The Maxim Electromagnetic and Ground Magnetometer Surveys by S.J Geophysics Ltd. resulted in a number of anomalies that provide areas of interest to be correlated with the geological mapping and results of ongoing drilling.

Sampling Method and Approach

Rock Samples

As outcrop warranted, based on oxidation-rust staining, texture, degree of deformation, rock type, degree of alteration or sulphide content (chalcopyrite-pyrrhotite), grab samples were collected. Where sulphides were present the sampling was influenced by selectively acquiring the best sulphide-mineralized specimens. Data was plotted on 1:10 000 scale topographic base maps utilizing a hand held GPS receiver to locate outcrop and sample sites. Hand held GPS receivers are considered to have an accuracy of +-5 meters. The improvement in the resolution of the signal with the abandonment of "Selective Availability" has added considerable confidence to data plotting. The readings were plotted on base maps referenced to the NAD27 datum and the UTM grid system was utilized for coordinate location.

– B-horizon soil samples

The area of the grid has a soil profile classified as a Podzol and typical of northern Ontario boreal forests. A characteristic profile is an A-horizon, developing an eluviation zone (Ae), typically grey which is followed by an illuviation zone B-horizon, (Bf enriched in iron or Bt enriched in clay) often rusty in appearance. Locally variations exist such as in swampy terrain where a high organic content would designate the soil as a Mesisol.

Conventional soil survey involves the sampling of the B-horizon and typically 300-400 grams of material is placed into kraft paper bags and labeled with an appropriate designation. Notes are recorded as to the terrain, slope, wetness, soil color and depth.

– MMI soil samples

The collection of MMI samples differ from conventional soils in that the sample is collected at a constant depth 10-25 cm below the forest litter generally in the A horizon. The depth is constant with respect to slope. Approximately 500 grams of material is collected and placed into plastic freezes bags.

Sample Preparation and Security

Prior to delivery of the rock and B-horizon soil samples to the lab, all samples were catalogued, bagged and sealed at the field office. From the field office, the samples were transported by company representatives to the ALS Chemex (ISO Certified), prep-lab located in Thunder Bay, Ontario. At the lab, each sample is bar code labeled and scanned to supply tracking information at each stage. Samples are first crushed 70% to <2mm,then split using a riffle splitter to obtain 250 grams of material. These are pulverized to 85% -200 mesh at which stage the samples are considered homogenous. 100 grams of this pulp is then couriered to the ALS Chemex analytical lab in Vancouver, British Columbia. 5 grams of the the pulp is analyzed for 27 elements employing a four acid "near total" digestion of nearly all of the elements for the majority of mineral species. This pulp is analyzed by Inductively Coupled Plasma with Atomic Emission Spectroscopy finish. For gold, platinum and palladium, 30 grams of sample material is fused into a Dore Bead, a mixture of lead-Na2O3-borax-silica. The bead is dissolved with a mixture of hydrochloric and nitric acid (aqua regia) and the elements are analyzed by inductively coupled plasma with mass spectroscopy finish.

Data Verification

ALS Chemex maintains a quality assurance program according to guidelines established in ISO/IES Guide 25, "General requirements for the competence of calibration and testing laboratories". Monthly inter-laboratory test programs are controlled by "quality assurance" staff and regular internal audits are also undertaken. The analytical processes are monitored by the use of reference material and replicate analysis.

PTG maintains its own rigorous quality control by incorporating CANMET certified standards of low, medium and high grade, (Au, Pt, Pd), material into the sample series. In addition one in approximately every 30 samples was a duplicate field sample, as well, the project geologist added blank (barren material from reference outcrop) to the sample runs unbeknownst to the lab.

The quality control procedures did not detect any variance or analytical problems with the assay results.

Recommendations

PTG's fall 2001 reconnaissance exploration program successfully identified an area geologically favourable for hosting PGE mineralization. An inclusion bearing gabbroic intrusion inferred to be the result of magma mixing, in association with an a ultramafic unit, coupled with the geophysical results and the historic drill hole, upgrades the conceptual model target to a drill stage. The following program is recommended by Hanych in the Stucco Report.

Phase 3

- 800 meters of diamond drilling to initially test the "No name" lake target .
- Drilling was completed in early December 2001 as the Stucco report was complied. Gabbro and volcanic host rocks were intersected with sulphide mineralization in 6 holes totalling, 1,200 meters assay results are pending.

Phase 4

- 300 meters of diamond drilling to test the Eula Lake target.
- 400 meters of contingency drilling.

Phase 5

- Based on the success of Phase 4, a summer program of mapping and prospecting would be warranted on the remainder of the property.

Budget

PHASE3

Diamond Drilling 800 meters	$48,000
Geological support	13,600
Drill Access	6,000
Site travel, fuel, ATVs, trucks	2,900
Core Shack	500
Accommodations and meals	3,060
Misc rentals	500
Sample analysis, 400 samples	8,000
Report, drafting, maps etc.	5,000
Travel	1,600
Subtotal	89,160
Taxes	8,900
Subtotal	98,060
Contingency at 10%	9,800
Total phase-3	**$107,860**

PHASE 4

Diamond drilling 700 meters, all inclusive	$84,000

Based on the positive geological results in December 2001, PTG intends to complete the Phase 4 program in 2002. Other budgets and programs for 2002 will be dependent on working capital and comparison of all Project results in early 2002.

Sudbury Properties

Independent Consultant's Report

Hanych, an independent geological consultant, has prepared a report titled "PGM Qualifying Report - River Project" dated December 7, 2001 (the "Sudbury Report") with respect to PTG's properties in the River Valley and Sudbury areas in Ontario (the "Sudbury Properties"). The following information relating to the Sudbury Properties is primarily summarized from the Sudbury Report. The Sudbury Bay Report may be reviewed in its entirety at the offices of PTG during normal business hours until a period of 30 days after the Amalgamation Date.

The Sudbury Properities acquired by PTG cover portions of the River Valley Intrusive, the Nipissing Gabbro Intrusive and satellite intrusives. The River Valley and Nipissing Gabbro intrusives are known favourable geological environments for hosting concentrations of platinum group metals. These intrusives are currently subject to extensive exploration for PGM, essentially all the areas known to be underlain by River Valley Intrusive and portions of the Nipissing Gabbro having been staked. Exploration efforts are also being directed to the Sudbury Igneous Complex and associated Offset Dikes. Several zones of PGM mineralization have been discovered to date, the most notable of which is the Dana Lake-Lismer's Ridge Zone of the Pacific Northwest Capital/AMPLATS joint venture.

Hanych was retained to review and evaluate PTG's Sudbury Properties. In 2001, reconnaissance level programs involving geological mapping and sampling, as well as follow-up programs to year 2000 results



PLATINUM GROUP METALS LTD.
SUDBURY MINING DISTRICT, ONTARIO
Figure 2 (8.5x11 Version)
Sudbury – River Valley Area Property Location Map
SCALE: 1:200,000
DATE: OCTOBER 2000
EDITED: DEC. .11, 2001
GEOLOGIST: W. HANYCH
DRAWN BY: R. McGREEVY
DWG: See at Left
Dwg Name: Sudbury-8_5x11-QR-Fig2-BW-Dec11-01.Dwg
SCALE BAR
5.0 0.0 5.0 10.0 15.0
KILOMETERS
Beaumont Property Location
Brody-Beaumont Property
Overall Drawing Perimeter
Sudbury
LEGEND
Geology
Sudbury Intrusive Complex
Nipissing Diabase
River Valley Intrusion
Gabbro Equivalent of Nipissing Diabase
Metamorphosed Gabbro Intrusion
Grenville Front
Historic Cu-Ni Mineral Occurrences
Pacific North West /Anglo Platinum Mineralized Zones
Mustang/Impala Mineralized Zones
Mustang North Grid Drill Hole (2001)
PTG Exploration Target (2001)
Property
Platinum Group Metals Ltd. (with perimeter)
Platinum Group Metals Ltd. /Norcal Resources Ltd.
Sudbury Intrusive Complex
Southern Province
Grenville Province
Grenville Front
Sudbury
Coniston
Hagar
Warren
Verner
Highway 17
SUDBURY DISTRICT
NIPISSING DISTRICT
I.R. 10
81°00'W
80°30'W
80°00'W
79°30'W
46°45'N
46°30'N
46°15'N
Rathbun Twp.
Kelly Twp.
McNish Twp.
Davis Twp.
Scadding Twp.
Street Twp.
Loughrin Twp.
Jones Twp.
Henry Twp.
Henry Twp. Zone
Pardo Twp.
Dana Twp.
Dana Lake Zone
Lismer's Ridge
Hen Lake IP Survey
Jackson's Flats
Razor
Wanderer
Thompson
Tom Rose Zone
Cu,Ni
Hobbs Twp.
McWilliams Twp.
Gibbons Twp.
Crerar Twp.
Hagar Twp.
Ratter Twp.
Hugel Twp.
Badgerow Twp.
Awrey Twp.
Hawley Twp.
Cleland Twp.
Appleby Twp.
Dunnet Twp.
Kirkpatrick Twp.
Caldwell Twp. Municipality
Burwash Twp.
Hendrie Twp.
Jennings Twp.
Casimir Twp.
MacPherson Twp.
Servos Twp.
Hoskin Twp.
Cherriman Twp.
Haddo Twp.
Loudon Twp.
Latchford Twp.
Bertram Twp.
Cosby, Mason and Martland Twp. Municipality
Falconer Twp.
Scollard Twp.
McCallum Twp.
Thistle Twp.
Bastedo Twp.
Field Twp.
Springer Twp.
Sisk Twp.
McLaren Twp.
Fell Twp.
Grant Twp.
Pedley Twp.
Kenny Twp.
Gladman Twp.
Lyman Twp.
Charlton Twp.
Beaucage Twp.
Gooderham Twp.
Hammell Twp.
Notman Twp.
Blyth Twp.
La Salle Twp.
Osborne Twp.
Stewart Twp.
Merrick Twp.

were conducted, between May 10th to September 3rd. The Sudbury Report is based on field information and data personally collected by Hanych and assistants resulting from these programs, as well as information contained in "Qualifying Report on the River Valley Project, Sudbury, Ontario", written by Hanych for PTG in October 2000.

The Sudbury Report was prepared to supply existing and updated material information on PTG's properties in the Sudbury Region of Ontario for this Circular.

Summary

PTG's 2000 land acquisition program in the River Valley area has established it as one of the PGE explorers in the region. The River Valley intrusion was targeted because of its high mineral potential for hosting PGE (platinum group elements) mineralization. Since 1998 the River Valley Intrusion has been the focus of PGE exploration by Pacific North West Capital Corp/Amplats, Mustang Minerals Corp/Impala Platinum Holdings Limited.

PTG's summer 2000 exploration program successfully identified several areas geologically favourable for hosting PGE mineralization. These areas, identified in the western limbs of the River Valley Intrusion, were recognized to possess magma mixing zones, containing sparse sulphide mineralization from which samples returned encouraging results. Beyond these areas, several of the properties acquired by PTG are either located in anorthosite bodies of geological similarity to the River Valley Intrusion, or are spatially associated to it.

Based on the favourable results of the 2000 reconnaissance programs, and the on-going success of other players in the area, PTG has continued with its exploration efforts in 2001. Part of this effort was the acquisition of two new properties in the Sudbury region, the South Street Property and the Beaumont Property.

Reconnaissance exploration was carried out on the new properties, the Loughrin North Property as well as a detailed sampling of the "249 target" identified as a result of the 2000 program.

Results from the Sudbury area properties on which exploration was undertaken did not advance them to a higher level. Preliminary findings indicate; PGE anomalous stratigraphy on the South Street property, an unpreserved tectonized basal contact on the Loughrin North property, undermining the potential of this target but offering some potential in the up section stratigraphy, a well mineralized inclusion sulphide PGE enriched zone on the 249 target, but downgraded because of its size potential, and inconclusive results on the Beaumont property despite analytical results yielding significant PGE numbers.

PTG continues to assess its vast property holdings in the Sudbury area. The experience it has gained has been valuable for further work.

Location

The majority of the Sudbury Region properties constitute the River Valley project area, which is situated 40 kilometers northeast of Sudbury, Ontario within NTS reference 41INE. The River Valley claims and landholdings are located in Davis, Janes, Loughrin, Henry, Street, Crerar, Gibbons, and McWilliams Townships. The satellite intrusives are located within NTS sheets 41ISE and 31LNW. The Casimir and Falconer Township claims are situated in NTS map sheet 41ISE approximately 52 kilometers and 71 kilometers southeast of Sudbury respectively, while the Gladman, Hammell and Notman Township claims are located in NTS map sheet 31LNW approximately 110 kilometers east of Sudbury. The remaining property is located 57 kilometers north-northwest of Sudbury, NTS reference 41 I NW, in Beaumont and Sweeney Townships.

Access to these areas is easily gained by motor vehicle along highway 17 east of Sudbury. Highway 535 north and south of Hagar, highway 508 north of Verner and highway 11 north of North Bay, serve as the main north-south arteries for access to the various blocks, while the property north of Sudbury is accessed via highway 84. A brief description of the access to the various land holdings is given below, detailed access and location is described separately under their respective headings further in the report.

Travelling along highway 17 east of Sudbury to the hamlet of Hagar and then north along Highway 535 gains access to the Loughrin-Henry-Davis-Janes-Street Township areas. Access to the Casimir and Falconer Township areas is south of Hagar along Highway 535. Crerar and Gibbons Townships are accessed by travelling north from Verner along highway 508. While, travelling north along highway 11 from city of North Bay accesses the Gladman-Hammell-Notman Township claims. Beaumont and Sweeney Township are accessed via highway 84 from Sudbury to Capreol, then along the "pole line" service road.

Property Descriptions and Tenure

The mining claims on Crown land acquired by PTG in the Sudbury area are recorded with the Sudbury Mining Division of the Ministry of Northern Development and Mines. The recorded claims on file at the Mining Recorder's Office, in Sudbury, are referenced on the claim maps listed below.

Township	**Claim Map No.**	**Township**	**Claim Map No.**
Casamir	G-4023	Hammell	G-1527
Crerar	G-2903	Henry	G-2913
Davis	G-3182	Janes	G-2907
Falconer	G-2927	Loughrin	G-4075
Gibbons	G-1728	Notman	G-1625
Hagar	G-4056	Street	G-4109
Beaumont	G-4010		

Table "A", PTG Claims and Land Holdings Sudbury Area

Description	Year Acquired Abandoned	Townships	No. of Claims	No. of Claim Units	Area (Hectares)
PGM 100%, Bevans, Rintala, Johnson option	2001	Street	11	77	1,232
PGM 100%, Staked and Brady Option	2001	Beaumont	8	106	1,696
PGM 100%, Staked by PTG in 2000	2000	Loughrin, Davis, Janes, Hagar, Street, Casimir, Falconer, Gibbons	30	226	3,616
PGM 100%, Brady-Davis Claims, Optioned from John Brady (Marie Brady - George Van Lith)	2000	Davis	29	40	640

Description	Year Acquired Abandoned	Townships	No. of Claims	No. of Claim Units	Area (Hectares)
PGM 100%, Positano-Henry Claims, Optioned from James Positano (Albert James Positano, Granpos Ltd.)	2000	Henry	8	24	384
PGM 100%, Brady - Janes-Loughrin-Henry Claims-Optioned from John Brady	2000	Janes, Loughrin, Henry	4	37.4	598.4
PGM 100%, Dubeau-Henry Claims - Optioned from Roland Dubeau	2000	Henry	4	22	352
PGM 100%, Barr-Loughrin Claims, Optioned from Tom Barr (ECS Exploration & Construction Services Ltd.)	**2000 2001**	**Loughrin**	7	67	**1,072**
PGM 100%, Racicot-Loughrin Claims, Optioned from Frank Racicot	2000	Loughrin	2	30	480
Total Claims - PTG 100%			96	562.4	8,998.4
Claims held by PTG. (40%) - Norcal Resources Ltd. (60%) Joint Venture	2000	Notman , Gladman , Hammell	33	380	6,080
Total Claims, PTG 100% + PTG (40%) Norcal (60%) Joint Venture			129	942.4	15,078.4
PGM 100% - Private Option Agreements - Patented Land	2000	Loughrin, Henry, Hagar		31	1,680.3
PTG - Properties Total less abandoned	149		160		16,758.7

Note: Highlighted in Bold Print: Indicates abandoned property

The current land holdings controlled by PTG by staking, optioning or through joint venture amount to 129 unpatented mining claims comprising 942.4 units totaling 15,078.4 hectares. In addition, PTG acquired 31 parcels of patented land, totaling approximately 1,680.3 hectares, through option agreements with patented landholders. A summary of the property holdings is given in Table "A". A detailed listing of all of PGM's land holdings is included in the Sudbury Report and outlined in the following tables:

Claims held 100% by PLATINUM GROUP METALS LTD.

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
PLATINUM GROUP METALS LTD.	CASIMIR	S 1244356	2000-APR-13	2002-APR-13	8
PLATINUM GROUP METALS LTD.	CASIMIR	S 1244357	2000-APR-13	2002-APR-13	16
PLATINUM GROUP METALS LTD.	DAVIS	S 1043528	2000-APR-13	2002-APR-13	2
PLATINUM GROUP METALS LTD.	DAVIS	S 1043529	2000-APR-13	2002-APR-13	12
PLATINUM GROUP METALS LTD.	DAVIS	S 1244203	2000-JUN-12	2002-JUN-12	1

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
PLATINUM GROUP METALS LTD.	DAVIS	S 1244348	2000-APR-13	2002-APR-13	16
PLATINUM GROUP METALS LTD.	DAVIS	S 1244349	2000-APR-13	2002-APR-13	16
PLATINUM GROUP METALS LTD.	DAVIS	S 1244351	2000-APR-17	2002-APR-17	16
PLATINUM GROUP METALS LTD.	FALCONER	S 1244352	2000-APR-13	2002-APR-13	14
PLATINUM GROUP METALS LTD.	FALCONER	S 1244353	2000-APR-13	2002-APR-13	16
PLATINUM GROUP METALS LTD.	FALCONER	S 1244354	2000-APR-13	2002-APR-13	16
PLATINUM GROUP METALS LTD.	FALCONER	S 1244355	2000-APR-13	2002-APR-13	16
PLATINUM GROUP METALS LTD.	GIBBONS	S 1226001	2000-MAY-17	2002-MAY-17	1
PLATINUM GROUP METALS LTD.	GIBBONS	S 1244243	2000-MAY-04	2002-MAY-04	5
PLATINUM GROUP METALS LTD.	GIBBONS	S 1244247	2000-MAY-04	2002-MAY-04	8
PLATINUM GROUP METALS LTD.	HAGAR	S 1244777	2000-JUN-05	2002-JUN-05	2
PLATINUM GROUP METALS LTD.	HAGAR	S 1244778	2000-JUN-05	2002-JUN-05	2
PLATINUM GROUP METALS LTD.	HENRY	S 1244370	2000-AUG-08	2003-AUG-08	1
PLATINUM GROUP METALS LTD.	HENRY	S 1244371	2000-AUG-08	2004-AUG-08	1
PLATINUM GROUP METALS LTD.	JANES	S 1241415	2000-APR-13	2002-APR-13	7
PLATINUM GROUP METALS LTD.	JANES	S 1244201	2000-APR-13	2002-APR-13	11
PLATINUM GROUP METALS LTD.	LOUGHRIN	S 1231144	2000-APR-13	2002-APR-13	2
PLATINUM GROUP METALS LTD.	LOUGHRIN	S 1237422	2000-APR-13	2002-APR-13	10
PLATINUM GROUP METALS LTD.	LOUGHRIN	S 1241413	2000-APR-13	2002-APR-13	10
PLATINUM GROUP METALS LTD.	LOUGHRIN	S 1241414	2000-APR-13	2002-APR-13	4
PLATINUM GROUP METALS LTD.	LOUGHRIN	S 1241416	2000-APR-13	2002-APR-13	2
PLATINUM GROUP METALS LTD.	LOUGHRIN	S 1244238	2000-APR-25	2002-APR-25	2
PLATINUM GROUP METALS LTD.	LOUGHRIN	S 1244239	2000-APR-25	2002-APR-25	2
PLATINUM GROUP METALS LTD.	LOUGHRIN	S 1244242	2000-APR-25	2002-APR-25	2
PLATINUM GROUP METALS LTD.	STREET	S 1224339	2000-MAY-10	2003-MAY-09	3
PLATINUM GROUP METALS LTD.	STREET	S 1225733	2000-MAY-10	2002-MAY-10	3
PLATINUM GROUP METALS LTD.	STREET	S 1225734	2000-MAY-10	2002-MAY-10	1

Brady-Beaumont Claims - PGM 100% - Optioned from John Brady and within 10 km area of interest

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
111562 - BRADY, JOHN GREGORY	BEAUMONT	S 1244457	2000-MAY-10	2002-MAY-10	16
PLATINUM GROUP METALS LTD.	BEAUMONT	S 1163585	2001-AUG-01	2003-AUG-01	16
PLATINUM GROUP METALS LTD.	BEAUMONT	S 1199236	2001-AUG-01	2003-AUG-01	16
PLATINUM GROUP METALS LTD.	BEAUMONT	S 1199237	2001-AUG-01	2003-AUG-01	5
PLATINUM GROUP METALS LTD.	BEAUMONT	S 1199238	2001-AUG-01	2003-AUG-01	6
PLATINUM GROUP METALS LTD.	BEAUMONT	S 1199239	2001-AUG-01	2003-AUG-01	16
PLATINUM GROUP METALS LTD.	BEAUMONT	S 1199240	2001-AUG-01	2003-AUG-01	16
PLATINUM GROUP METALS LTD.	BEAUMONT	S 1249671	2001-AUG-01	2003-AUG-01	15

Brady-Davis Claims - PGM 100% - Optioned from John Brady (Marie Brady - George Van Lith)

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
111571 - Brady Marie M.	DAVIS	S 721283	1983-DEC-09	2005-DEC-09	1
111571 - Brady Marie M.	DAVIS	S 721284	1983-DEC-09	2005-DEC-09	1
111571 - Brady Marie M.	DAVIS	S 721285	1983-DEC-09	2005-DEC-09	1
111571 - Brady Marie M.	DAVIS	S 721286	1983-DEC-09	2005-DEC-09	1
111571 - Brady Marie M.	DAVIS	S 787737	1984-OCT-16	2005-OCT-16	1
111571 - Brady Marie M.	DAVIS	S 985106	1987-JUN-17	2005-JUN-17	1
111571 - Brady Marie M.	DAVIS	S 985107	1987-JUN-17	2005-JUN-17	1

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
111571 - Brady Marie M.	DAVIS	S 985108	1987-JUN-17	2005-JUN-17	1
111571 - Brady Marie M.	DAVIS	S 985439	1987-JUL-14	2005-JUL-14	1
111571 - Brady Marie M.	DAVIS	S 985440	1987-JUL-14	2005-JUL-14	1
111571 - Brady Marie M.	DAVIS	S 985441	1987-JUL-14	2005-JUL-14	1
111571 - Brady Marie M.	DAVIS	S 985442	1987-JUL-14	2005-JUL-14	1
111571 - Brady Marie M.	DAVIS	S 985443	1987-JUL-14	2005-JUL-14	1
111571 - Brady Marie M.	DAVIS	S 985444	1987-JUL-14	2005-JUL-14	1
111571 - Brady Marie M.	DAVIS	S 985445	1987-JUL-14	2005-JUL-14	1
111571 - Brady Marie M.	DAVIS	S 985446	1987-JUL-14	2005-JUL-14	1
111571 - Brady Marie M.	DAVIS	S 985447	1987-JUL-14	2005-JUL-14	1
111571 - Brady Marie M.	DAVIS	S 985448	1987-JUL-14	2005-JUL-14	1
111571 - Brady Marie M.	DAVIS	S 1117868	1991-JAN-10	2005-JAN-10	1
111571 - Brady Marie M.	DAVIS	S 1117869	1991-JAN-10	2005-JAN-10	1
111571 - Brady Marie M.	DAVIS	S 1197272	1996-JUL-25	2005-JUL-25	3
111571 - Brady Marie M.	DAVIS	S 1197515	1996-JUL-19	2005-JUL-19	6
111571 - Brady Marie M.	DAVIS	S 1211069	1996-JUL-19	2005-JUL-19	4
111571 - Brady Marie M.	DAVIS	S 1214990	1996-JUL-25	2005-JUL-25	2

Positano Claims - PGM 100% - Optioned from James Positano (Granpos Ltd.)

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
223726 - POSITANO, ALBERT JAMES	HENRY	S 1179613	1992-OCT-19	2003-OCT-19	1
303028 - GRANPOS LTD.	HENRY	S 1179612	1992-OCT-19	2003-OCT-19	2
303028 - GRANPOS LTD.	HENRY	S 1179637	1993-MAY-21	2003-MAY-21	1
303028 - GRANPOS LTD.	HENRY	S 1237384	1999-MAY-26	2003-MAY-26	4
303028 - GRANPOS LTD.	HENRY	S 1237461	1999-JUL-05	2003-JUL-05	10
221751 - POSITANO, JOSEPH JAMES	HENRY	S 1179614	1992-OCT-19	2003-OCT-19	4
221751 - POSITANO, JOSEPH JAMES	HENRY	S 1179638	1993-MAY-21	2003-MAY-21	1
221751 - POSITANO, JOSEPH JAMES	HENRY	S 1179639	1993-MAY-21	2003-MAY-21	1

Brady - Janes-Loughrin-Henry Claims - PGM 100% - Optioned from John Brady

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
111562 - BRADY JOHN GREGORY	HENRY /LOUGHRIN	S 1179570	1992-SEP-21	2005-SEP-21	15
111562 - BRADY JOHN GREGORY	HENRY	S 1179571	1992-OCT-05	2005-OCT-05	4
111562 - BRADY JOHN GREGORY	JANES	S 1179496	1992-JUL-24	2003-JUL-24	3.4

Dubeau - Henry Claims - PGM 100% - Optioned from Roland Dubeau

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
127392 - DUBEAU ROLAND	HENRY	S 1228796	1998-DEC-14	2002-DEC-14	1
127392 - DUBEAU ROLAND	HENRY	S 1228797	1998-DEC-14	2002-DEC-14	9
127392 - DUBEAU ROLAND	HENRY	S 1229140	1998-DEC-14	2002-DEC-14	4
127392 - DUBEAU ROLAND	HENRY	S 1229141	1998-DEC-14	2002-DEC-14	8

Racicot -Loughrin Claims - PGM 100% - Optioned from Frank Racicot

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
185390 - RACICOT FRANK CHARLES	LOUGHRIN	S 1229480	1998-NOV-25	2002-NOV-25	15
185390 - RACICOT FRANK CHARLES	LOUGHRIN	S 1229481	1998-NOV-25	2002-NOV-25	15

Johnson-Rintala-Bevans-Street Claims - PGM 100% - Optioned from Cecil Johnson, Richard Rintala and Scott Jobin-Bevans

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
302389 - JOHNSON, CECIL GEORGE	STREET	S 1229541	1999-JAN-21	2002-JAN-21	8
302389 - JOHNSON, CECIL GEORGE	STREET	S 1244424	2000-AUG-09	2002-AUG-09	8
302389 - JOHNSON, CECIL GEORGE	STREET	S 1244438	2000-AUG-09	2002-AUG-09	1
187631 - RINTALA, RICHARD WAYNE	STREET	S 1223161	1999-JAN-12	2002-JAN-12	8
187631 - RINTALA, RICHARD WAYNE	STREET	S 1229377	1999-APR-01	2002-APR-01	8
187631 - RINTALA, RICHARD WAYNE	STREET	S 1229543	1999-FEB-08	2002-FEB-08	8
187631 - RINTALA, RICHARD WAYNE	STREET	S 1229544	1999-JAN-21	2002-JAN-21	8
187631 - RINTALA, RICHARD WAYNE	STREET	S 1229545	1999-APR-01	2003-APR-01	4
187631 - RINTALA, RICHARD WAYNE	STREET	S 1229551	1999-FEB-08	2002-FEB-08	8
187631 - RINTALA, RICHARD WAYNE	STREET	S 1230037	1999-APR-01	2002-APR-01	8
187631 - RINTALA, RICHARD WAYNE	STREET	S 1230221	1999-JAN-21	2002-JAN-21	8

Claims held by Platinum Group Metals Ltd (40%) - Norcal Resources Ltd (60%) Joint Venture

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
PLATINUM GROUP METALS LTD.	CRERAR	S 1244350	2000-APR-17	2002-APR-17	14
PLATINUM GROUP METALS LTD.	MCWILLIAMS	S 1244345	2000-APR-17	2002-APR-17	15
PLATINUM GROUP METALS LTD.	MCWILLIAMS	S 1244346	2000-APR-17	2002-APR-17	6
PLATINUM GROUP METALS LTD.	MCWILLIAMS	S 1244347	2000-APR-17	2002-APR-17	16
PLATINUM GROUP METALS LTD.	MCWILLIAMS	S 1244358	2000-APR-17	2002-APR-17	3
PLATINUM GROUP METALS LTD.	MCWILLIAMS	S 1244359	2000-APR-17	2002-APR-17	14
PLATINUM GROUP METALS LTD.	MCWILLIAMS	S 1244360	2000-APR-17	2002-APR-17	10
PLATINUM GROUP METALS LTD.	GLADMAN	S 1244229	2000-MAY-12	2002-MAY-12	4
PLATINUM GROUP METALS LTD.	GLADMAN	S 1244230	2000-MAY-12	2002-MAY-12	16
PLATINUM GROUP METALS LTD.	GLADMAN	S 1244776	2000-JUN-05	2002-JUN-05	16
PLATINUM GROUP METALS LTD.	HAMMELL	S 1244207	2000-MAY-12	2002-MAY-12	8
PLATINUM GROUP METALS LTD.	HAMMELL	S 1244208	2000-MAY-12	2002-MAY-12	16
PLATINUM GROUP METALS LTD.	HAMMELL	S 1244209	2000-MAY-12	2002-MAY-12	8

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
PLATINUM GROUP METALS LTD.	HAMMELL	S 1244210	2000-MAY-12	2002-MAY-12	16
PLATINUM GROUP METALS LTD.	HAMMELL	S 1244211	2000-MAY-12	2002-MAY-12	8
PLATINUM GROUP METALS LTD.	HAMMELL	S 1244214	2000-MAY-12	2002-MAY-12	16
PLATINUM GROUP METALS LTD.	HAMMELL	S 1244231	2000-MAY-12	2002-MAY-12	16
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241760	2000-MAY-12	2002-MAY-12	10
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241761	2000-MAY-12	2002-MAY-12	8
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241762	2000-MAY-12	2002-MAY-12	16
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241763	2000-MAY-12	2002-MAY-12	15
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241764	2000-MAY-12	2002-MAY-12	9
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241765	2000-MAY-05	2002-MAY-05	16
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241766	2000-MAY-05	2002-MAY-05	16
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241767	2000-MAY-05	2002-MAY-05	4
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241768	2000-MAY-05	2002-MAY-05	4
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241769	2000-MAY-05	2002-MAY-05	16
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241770	2000-MAY-05	2003-MAY-04	16
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241771	2000-MAY-05	2002-MAY-05	4
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241772	2000-MAY-12	2002-MAY-12	16
PLATINUM GROUP METALS LTD.	NOTMAN	S 1244205	2000-MAY-12	2002-MAY-12	16
PLATINUM GROUP METALS LTD.	NOTMAN	S 1244206	2000-MAY-12	2002-MAY-12	4
PLATINUM GROUP METALS LTD.	NOTMAN	S 1244206	2000-MAY-12	2002-MAY-12	4

PTG holds a 100% mineral interest in the claims staked in Casimir, Davis, Falconer, Gibbons, Hagar, Janes, Loughrin and Street Townships. Two claims in Davis Township (1244348 and 1244349) are subject to a 2% net smelter return (N.S.R). The claims that were staked in Crerar, Gladman, Hammell, McWilliams, and Notman Townships are held with a 40% interest to PTG and a 60% interest to Norcal Resources Ltd. under a Joint Venture agreement.

The balance of the land holdings were acquired by option agreements of unpatented staked crown land or patented landholdings. The unpatented optioned claims total 45 and are comprised of 62 units, amounting to 992 hectares. The patented private land holdings are made up of 31 properties totaling 1680.3 hectares.

The Brady-Janes-Loughrin-Henry, Brady-Davis, Positano and Dubeau claims are all subject to yearly option payments and either net smelter or net profit royalties as well as work commitments. The optioned patented landholdings require minimal yearly payments and no work commitments. The mineral rights on the Beaumont property claims are 100% to PTG, with the exception of claim 1244457, which is subject to an option agreement, and all are subject to a 2% N.S.R. The South Street property acquired in 2001, is subject to an option agreement

As of the date of the Sudbury Report the landholdings were not known to be encumbered by any environmental issues, nor are any of the Crown lands known to be subject to or affected by the Ontario Living Legacy Land Use Strategy or First Nations land claims. Hanych has not conducted a detailed search of title of any treatise, land claims or crown reservations that may affect future title.

The Mining Act allows for mineral exploration to be conducted on mining claims without approval or permitting, with the exception of road construction, building construction and cold water fish habitat stream crossings.

Sudbury Property Option Agreements

Pursuant to an arm's length agreement between PTG, John and Marie Brady and George Van Lith ("Brady-VL"), dated March 29, 2000 (the "Davis Agreement"), PTG has been granted the sole and exclusive right and option to acquire a 100% undivided interest in 29 units in the Sudbury Mining District, which form part of the 34 claims in the Davis-Janes Block (the "Davis Property"), by paying to Brady-VL $60,000 in cash payments over a 3 year period from the date of the Davis Agreement (of which $20,000 has been paid) and issuing a total of 100,000 PTG Common Shares within 2 years of the Davis Agreement. In order to keep the Davis Agreement in good standing within the next 12 months, PTG must pay $20,000 to Brady-VL and issue 30,000 PTG Common Shares. Brady-VL retains a 2% NSR with advance royalty payments of $10,000/year, commencing in the 48th month at $5,000 with $5,000 payable every 6 months thereafter. PTG can acquire 1% of the NSR up to commercial production for $1,000,000.

PTG has also entered into two arm's length option agreements with respect to properties in the Loughrin Township in Ontario that adjoin the Davis Property.

By an arm's length agreement between PTG and Frank Racicot ("Racicot")dated September 27, 2000 and entered into on October 1, 2000 and amended October 4, 2001 (the "Racicot Agreement"), PTG has been granted the right and option to acquire a 100% undivided interest in 2 mineral claims in the Loughrin Township, consisting of 30 units, by paying Racicot $62,500 over a 4 year period (of which $12,500 has been paid) and issuing a total of 80,000 PTG Common Shares within 3 years from the date of the Racicot Agreement. In order to keep the Racicot Agreement in good standing within the next 12 months, PTG must pay $25,000 to Racicot and issue 60,000 PTG Common Shares. Racicot retains a 2% NSR. PTG can acquire 1% of the NSR up to commercial production for $1,000,000.

Pursuant to an arm's length agreement between PTG and Joseph James Positano, Albert James Positano and Granpos Ltd. ("Positano") (the "Positano Agreement"), dated May 18, 2000, PTG has an option to acquire a 100% undivided interest in 34.4 units in the Sudbury Mining Division, which form part of the Henry Block, by paying Positano $85,000 (of which $25,000 has been paid) over a 4 year period from the date of the Positano agreement, issuing a total of 70,000 Common Shares (of which 20,000 PTG Common Shares have been issued) within 4 years of the date of the Positano Agreement and completing and making a final cash payment of $1.5 million at any time up to the commencement of commercial production. In order to keep the Positano Agreement in good standing within the next 12 months, PTG must pay $15,000 to Positano and issue 20,000 PTG Common Shares. In accordance with the terms and conditions of the Positano Agreement, PTG has completed $15,000 in the exploration expenditures of the Henry Block and is required to complete a total of $90,000 in exploration expenditures by May 18, 2005. PTG has granted Positano a 5% Net Profits Interest Royalty.

By an arm's length agreement, dated June 14, 2000, between PTG and Roland Dubeau ("Dubeau") (the "Dubeau Agreement"), PTG has an option to acquire a 100% undivided interest in 24.5 units in the Sudbury Mining Division, which form part of the Henry Block, by paying Dubeau $38,000 (of which $14,000 has been paid) over a 4 year period from the date of the Dubeau agreement and issuing a total of 30,000 Common Shares (of which 10,000 PTG Common Shares have been issued) within 4 years of the date of the Dubeau Agreement. In order to keep the Dubeau Agreement in good standing for 12 months, PTG must pay $7,000 to Dubeau and issue 70,000 PTG Common Shares. PTG has granted Dubeau a 5% Net Profits Interest Royalty.

On May 12, 2000 PTG entered into an arm's length agreement with John and Marie Brady ("Brady") (the "Brady Agreement"). Pursuant to the Brady Agreement, PTG has been granted the sole and exclusive right and option to acquire a 100% undivided interest in 23 units in the Sudbury Mining District, which form part of the Henry Block, by paying to Brady $75,000 in cash payments over a 3 year period from the date of the Brady Agreement (of which $35,000 has been paid) and issuing a total of 80,000 PTG Common Shares (of which 40,000 PTG Common Shares have been issued) within 3 years of the Brady Agreement. In order to keep the Brady Agreement in good standing within the next 12 months, PTG must pay $20,000 to Brady and issue 20,000 Common Shares. Brady retains a 2% NSR with minimum advance royalty payments of $5,000 every 6 months commencing in the 48th month. PTG can acquire 1% of the NSR up to the time of commercial production for $1,000,000.

Physiography and Climate

Local topographic relief is about 63 meters with elevations ranging from 245 to 308 meters above sea level. The last glacial ice sheet, the Luarentide, occurred 20,000 years ago and modified the topography to its existing state. Eskers and low lying sand plains are the result of this glaciation. Moderately rugged bedrock cliffs occur on northern exposures of high terrain, while the low lying areas are typically swamp or spruce bog. Faults and recessively weathered linear geological features have influenced stream and river drainage.

Vegetation is typical of a mixed forest where birch, poplar, pine and maple are the dominant species in the higher sandy drier areas. Spruce, tamarack and cedars occupy wetlands.

This part of Northeastern Ontario experiences hot, wet to dry summers with high's reaching 32°C in July and cold winters with low's of -28°C in January. Annual precipitation is in the order of 880 millimeters.

Infrastructure

The project area is strategically situated between two major population centers of northeastern Ontario; Sudbury population 150,000 and North Bay population 52,000. Sudbury is a major mining center as well as a major government, transportation and educational center for the region and northeastern Ontario. The mining infrastructure for mineral resource development and processing include the sizeable operations of International Nickel Company and Falconbridge Limited. Laurentian University and the Ontario Geological Survey located in Sudbury, provide industry with high quality geological and mining support.

The areas are easily accessed by a network of paved and gravel roads and trails. Highway17 and the CPR main line are major east-west transportation arteries while highway 69 links Sudbury with Toronto. Air service with Toronto is provided daily and air charter for local transportation can easily be obtained.

History

The Sudbury area has continually been explored for Cu-Ni deposits since the late 1800's. Since 1899, when nickel production began in Sudbury, over 52 mines have contributed to meet the world demand for the metal. This demand peaked when the production from Sudbury accounted for 65% of the non-communist world supply. Although the operations in Sudbury have been scaled down, the Sudbury Igneous Complex retains its importance as a major geological feature of economic significance.

Driven by an exploration philosophy to locate a world class Ni-Cu deposit, WMC International Limited targeted areas adjacent to the Sudbury Igneous Complex and the Grenville Front Tectonic Zone. Between 1994-1996 the company staked 2,600 claims and conducted regional exploration programs. At the same time, interest was being directed at the Proterozoic intrusives that form the Huronian-Nipissing Magmatic Belt for their PGM (platinum group metals) potential.

After 30 years of sporadic exploration of the East Bull Lake intrusive, and with the rescinding of the staking moratorium imposed on it by Atomic Energy of Canada, the intrusive became the focus of PGE exploration. By 1998, several companies acquired ground in the areas of the East Bull Lake and Agnew Lake intrusives and initiated PGM exploration. During this period, the anorthosites in Street Township, were recognized by the Ontario Geological Survey as possessing PGM potential. This potential was also extended to the River Valley intrusive complex. Subsequent to the publishing of the OGS report, a very competitive land acquisition program followed. This culminated two years later, when all of the anorthosites that were related to the River Valley intrusive were staked or acquired by the mining sector. Currently the area is subject to extensive exploration for PGE's, with two of the largest PGE exploration programs in the RVI being those of, Pacific Northwest Capital / Amplats joint venture and the Mustang Minerals / IMPLATS joint venture. In November of 2001 Anglo American Platinum Corporation Limited (Amplats) announced their intention to proceed to fund further work through a $2.25M program on its joint venture project with Pacific Northwest Capital.

In early 2000 the area attracted the attention of PTG. With an exploration mandate to acquire priority targets in the River Valley area, PTG launched an aggressive land acquisition program based on the identification of:

1. Unstaked River Valley intrusive.

2. Private land holdings that covered River Valley intrusive.

3. Acquisition of "River Valley type" satellite anorthosite bodies.

4. Acquisition of Nipissing Gabbro in Davis and Janes Townships.

In 2001 PTG expanded its land holdings through the acquisition of the Beaumont Property targeting an intrusive area north of Sudbury.

Geological Setting

Regional Geology

The main body of the River Valley intrusion is situated 40 kilometers east of the Sudbury Igneous Complex, occurring in proximity to the junction of the Superior, Southern, and Grenville Structural Provinces. The River Valley and the Nipissing Gabbro intrusions form part of the Huronian-Nipissing Magmatic Belt, which includes the East Bull Lake and Agnew Lake intrusions to the west.

The River Valley Intrusive (RVI), is a layered mafic complex of a gabbro-anorthosite body, encompassing a land area of approximately 250 km^2. It is located within the Grenville Front tectonic zone and has been age dated at 2475 Ma. The project area encompasses the western and eastern portions of the River Valley intrusive in Street, Loughrin, Henry, Crerar, Gibbons and McWilliams Townships, and straddles the Grenville Front Boundary Fault, proximal to an east-west trending limb of Nipissing Gabbro in Davis and Janes Townships.

Regional Economic Geology

The RVI is regarded as having a high mineral potential for hosting PGE (platinum group elements) mineralization. Since 1998 it has been the focus of PGE exploration by Pacific North West Capital

Corp/Amplats, Mustang Minerals Corp/Impala and more recently by Aquiline Resources Inc, International Freegold Mineral Development Inc, and Canalaska Ventures Ltd.

In response to the numerous PGM occurrences being identified in the River Valley intrusive, the OGS undertook a geochemical study of surficial sediments in 1999. The objective of the program was to identify areas of mineral potential by evaluating the response of different sampling media. The culmination of this work was presented in Open File Report 6010. The study identified that the B-horizon soils and C-horizon tills, provide an effective tool for Pt and Pd exploration.

In addition to the RVI, PGE mineralization potential is known to exist in Nipissing Gabbro intrusions. Dated at 2219 Ma, the intrusions are situated within Huronian sedimentary rocks near the margins of the Superior Province. Cu-Ni-PGE sulphide mineralization occurs proximal to gabbro-sediment footwall contacts. In Janes Township, 50 km northeast of Sudbury, Pacific North West Capital Corp has been exploring a sulphide rich hypersthene gabbro unit in the Chiniguchi River area, reporting values of combined Pt-Pd+Au of up to 9g/tonne in diamond drilling.

Deposit Type and Exploration Model

The objective of the exploration program was to identify mineralized areas based on the same modes of occurrence as the Stucco Project - See "Stucco Property - Thunder Bay Area" description in this Circular.

Exploration

The summer 2001 exploration programs in the Sudbury area consisted of reconnaissance level geological mapping and rock chip sampling and detailed sampling and mapping. Exploration was undertaken on four of the areas and a total of 504 rock chip samples were submitted for analysis. The programs were a follow-up to the 2000 results, evaluation of a priority targets not visited in 2000, and an evaluation of newly acquired properties during 2001. In total 786 rock samples have been analyzed in the two years.

The Sudbury Project area was subdivided into 13 distinct geographic exploration sectors: The table below identifies the areas and bullets their work history and status.

Table C: Sudbury Projects, Exploration Status.

Exploration Area	Acquisition Year	2000 Exploration	2001 Exploration	Status
Beaumont Property	2001		✓	Active
Casamir Property	2000	•	•	Hold
Crerar Property	2000	•	•	Hold
Davis-Janes Block	2000	✓	✓	Active
Falconer Property	2000	•	•	Hold
Henry Block	2000	✓	•	Hold
Janes Property	2000	✓	•	Hold
Loughrin-Henry South Block	2000	✓	✓	Partial abandon

Exploration Area	Acquisition Year	2000 Exploration	2001 Exploration	Status
Loughrin North Block	2000	•	✓	Partial abandon
McWilliams Property	2000	•	•	Hold
Notman Property	2000	•	•	Hold
Street Property	2000	•	•	Hold
South Street Property	2001		✓	Active
✓ Exploration undertaken • No exploration undertaken				

Project Area Rock Types - River Valley Area

The nomenclature used to describe the rock suite of the River Valley intrusion was adopted from the OGS (Ontario Geological Survey) field terms for gabbroic rocks based on visual estimates of the percentage of mafics to felsics:

ROCK NAME	MAFIC %
Anorthosite	0 to <10
Leucogabbro	10 to <25
Gabbro (mesogabbro)	25 to <55
Melanogabbro	55 to <90
Ultramafic	90 to 100

Davis-Janes Block

Location and Access

The center of this block of 32 contiguous claims is located at UTM coordinate 541 000E and 5 165 000N. The claims are in Davis and Janes Townships with 90% of the claims situated in Davis Township.

Access to the area can be gained by travelling along highway 535 north of Hagar, Ontario for a distance of 21 kilometers, to an intersection just north of the Kabikotitwia River at abandoned railway stop Washigama. From here roads and ATV trails provide access to various sectors of the property.

Land Holdings

This block is comprised of 32 contiguous claims totaling 1,658 hectares. The majority of the claims are situated in the southern half of Davis Township. The table below summarizes the claims grouped into this block.

Vendor	Claim No.	Township	Hectares	Mineral Title
Brady/Van Lith	1197515	Davis	96	Option-2% NSR
	1211069	Davis	64	Option-2% NSR
	1117868	Davis	16	Option-2% NSR
	1117869	Davis	16	Option-2% NSR
	630229	Davis	16	Option-2% NSR
	630230	Davis	16	Option-2% NSR
	721286	Davis	16	Option-2% NSR
	647641	Davis	16	Option-2% NSR
	1214990	Davis	32	Option-2% NSR
	681918	Davis	16	Option-2% NSR
	721284	Davis	16	Option-2% NSR
	721285	Davis	16	Option-2% NSR
	681919	Davis	16	Option-2% NSR
	721283	Davis	16	Option-2% NSR
	985108	Davis	16	Option-2% NSR
	1197272	Davis	48	Option-2% NSR
	787737	Davis	16	Option-2% NSR
	985106	Davis	16	Option-2% NSR
	985107	Davis	16	Option-2% NSR
	985446	Davis	16	Option-2% NSR
	985447	Davis	16	Option-2% NSR
	986448	Davis	16	Option-2% NSR
	985439	Davis	16	Option-2% NSR
	985440	Davis	16	Option-2% NSR
	985441	Davis	16	Option-2% NSR
	985442	Davis	16	Option-2% NSR
PTG	1244348	Davis	256	Staked 100%-2%NSR
	1244349	Davis	256	Staked 100%-2%NSR
	1043528	Davis	28	Staked 100%-2%NSR
	1043529	Davis	200	Staked 100%-2%NSR
	1244203	Davis	20	Staked 100%-2%NSR
	1244351	Davis	221	Staked 100%
	1241415	Janes	50	Staked 100%
	1244201	Janes	159	Staked 100%

Previous Work

Historically this area, since the late 1800's has been prospected for gold and base metals. Numerous small pits and trenches attest to the level of interest in the area. Production from operations at the Rose Gold Pit (circa 1983) and Norstar Mine (circa 1985, Groundstar Resources) yielded limited gold and copper ore; 5,000 and 63,000 tons respectively. Summarized below are some of the more significant exploration programs that have been undertaken in the area.

1. 1975, Groundstar Resources, VLF-EM survey.

2. 1979, Kerr Addison Mines, VLF-EM survey, magnetometer survey.

3. 1980-90's, Van Lith/Brady, trenching and rock sampling

4. 1981, Silverside Resources Inc., EM survey and soil geochem survey.

5. 1982, Occidental Petroleum, trenching.

6. 1987, Imperial Metals Corporation, airborne VLF-EM and mag survey.

7. 1988, Imperial Metals Corporation, soil geochemical survey.

8. 1989, Kerr Addison Mines/Minnova Inc., humus survey.

9. 1991, Palkovitz et al, trenching and rock sampling.

Results and Interpretation

Geology and Mineralization

This block of claims straddles the Grenville Front Boundary Fault separating highly deformed gneisses and River Valley intrusive rocks to the south from relatively undeformed Huronian sediments and Nipissing Gabbro intrusive rocks to the north. Two distinct PGE potential environments were investigated; a.) Nipissing Gabbro sills and dikes, b.) River Valley intrusive.

Analytical Data

A total of 37 grab rock chip samples were obtained from various outcrops of Nipissing gabbro. Pt values ranged from <5-30ppb, averaging 7.5pbb, Pd values ranged from <1-28ppb, averaging 6.3ppb and Cu values ranged from 30-849ppm, averaging 142ppm. A clustering of consistently higher values are associated with outcrop #95 (UTM 542 071E/5 165 992N), with 7 samples returning Pt ranging from 10-30ppb, averaging 20.6ppb, Pd ranging from 8-28ppb, averaging 18ppb and Cu ranging from 68-849ppm averaging 211ppm.

Conclusion

The base of the Nipissing Gabbro offers the best potential for hosting PGM mineralization. High magnesium values and embayed contacts identify target areas that would be of interest. However, the mapping and sampling yielded negative results. With the exception of the gabbro situated in the eastern part of Davis Township, the majority of the gabbro in the central portions appears to be too narrow. An insufficient volume of magmatic material exists, which would have limited the magma's capability of generating a significant volume of immiscible sulphides.

River Valley Intrusive

The River Valley intrusive occurs as two separate northeast trending limbs of a folded sill about a northeast-southwest oriented antiformal axis on claims 1244348 and 1244349 within the Grenville Front Tectonic Zone.

The north limb of the intrusive is predominantly melanogabbro gneiss 250 meters wide and mapped for over a 1,000 meter strike length. It is open at both ends. The majority of the outcrops exhibit intense recrystallization and shearing.

The majority of the outcrop is a hybrid package of differentiated melanogabbro-gabbro-norite. Outcrop is abundant, but the complexity of magma mixing made it impossible to detail the individual units at reconnaissance level mapping. An anomalous area of Pt-Pd values occurs in intensely foliated melanogabbro at outcrop #249 (UTM 540 240E/5 163 596N). Grab samples of angular rubble derived from immediate bedrock, originally returned values from sample FDSA4-3 of 197ppb Pt, 492ppb Pd, 166ppb Au with Pt+Pd+Au = 855ppb and in FDSA4-4 150ppb Pt, 271ppb Pd , 198ppbAu with total Pt+Pd+Au = 619ppb.

Analytical Data

In total 38-rock chip samples were obtained from the South Arm River Valley target in 2000. The majority of them were collected from two areas that exhibited sulphide enrichment. The first set of samples, (series WDS157-1 to 5) was from the bronzite ultramafic (outcrop 157, see table below). An anomalously high palladium value of 54ppb in sample WDS157-5 was from a 3-4cm band or layer of bronzite.

Outcrop 157 samples result summary			
Element	Total samples	Range	Mean
Au ppb	5	0-4	3
Pt ppb	5	4-13	8
Pd ppb	5	3-54	21
Cu ppm	5	10-360	217
Cr ppm	5	546-1283	1063
Ni ppm	5	184-410	290
TPM ppb	5	14-62	32

Outcrop 249; 2000

The second set of samples (series DS249-1 to 19) was a follow-up to two rock chip grab samples that returned values of 197ppb and 150ppb Pt and 492ppb and 271ppb Pd (see samples FDSA4-3 and 4). Detailed sampling consisting of 15 rock samples from the outcrop within a 16m^2 area produced the following results:

Outcrop 249 samples result summary			
Element	Total samples	Range	Mean
Au ppb	15	2-481	123
Pt ppb	15	19-332	115
Pd ppb	15	11-913	223
Cu ppm	15	33-1721	594
Cr ppm	15	31-511	149
Ni ppm	15	184-410	290
TPM ppb	15	14-62	32

Three of the samples were continuous rock chips that yielded the following; sample DS249-7/20cm assayed Au 30ppb, Pt 75ppb, Pd 124ppb, Cu 124ppm, sample DS249-8/50cm assayed Au 220ppb, Pt 174ppb,

Pd 358ppb, Cu 1428ppm, sample DS249-10/100cm assayed Au 11ppb, Pt 44ppb, Pd 41ppb, Cu65ppm. Listed below are the results with total precious metals (TPM Au+Pt+Pd) count of >500 ppb.

Outcrop 249 results with TPM greater than 500 ppb						
Sample No	**Au ppb**	**Pt ppb**	**Pd ppb**	**Cu ppb**	**TPM**	**Pt+Pd/Au**
DS 249-4	481	269	630	1009	1380	1.9
DS 249-5	410	332	913	1678	1655	3.0
DS 249-6	134	145	328	686	607	3.5
DS 249-8	220	174	358	1428	752	2.4
DS 249-12	201	173	335	1128	709	2.5
DS 249-13	166	235	301	1211	702	3.2
DS 249-14	359	309	489	1721	1157	2.2
DS 249-15	191	109	442	985	742	2.9
Averages	**270**	**218**	**475**	**1231**	**963**	

Outcrop 249 Area; 2001

The River Valley Intrusive is folded about a northeast trending southwest plunging isoclinal fold, and has differentiated with amphibolite and gabbronorite to norite forming the dominant phases. An intense deformation zone delineates the north contact and is expressed by severe shearing, recrystallization and schistosity. Associated to this deformation, at its northern edge, within the northeast sector of the map area, is outcropping of orthopyroxene (bronzite) ultramafic (websterite), this unit also appears within the southwest sector of the map area, in proximity to the intrusive's southern contact.

In response to the encouraging values as a result of the 2000 sampling, a detailed program involving hand stripping, power washing, channel cutting, sampling, prospecting and mapping was undertaken in the spring and summer of 2001.

An area 35 meters in length by 15 meters in width covering 525m^2 was hand stripped and power washed to expose clean bedrock. The process of power washing involves the removal of light overburden by blasting it with water, delivered from a gas powered water pump through a narrow pressure nozzle.

A total of 158 samples were collected; 100 grab samples, and 58 channel samples from 12 lines.

Although the channel cutting was restricted to the actual outcrop of 249, the sampling, prospecting and mapping extended beyond the showing encompassing an area 750 meters in length by 250 meters in width covering 18.7 hectares.

The PGE mineralization at the 249 showing is associated with a 0.5-1 meter wide, 8 meter long, magma inclusion unit that trends in a northwest-southeast direction. Its northwest end appears to be truncated by an east-northeast trending fault while its southeast end terminates as it narrows. PGE values are associated with sulphide contents ranging from 3-7%, with chalcopyrite constituting 30-50% of the total sulphide estimate.

	Channel Samples			Grab Samples		
Element	Samples	Range	Mean	Samples	Range	Mean
Au ppb	72	1-300	36	100	0-43	9
Pt ppb	72	13-260	17	100	0-80	33
Pd ppb	72	10-516	21	100	3-129	29
Cu ppm	72	14-2181	273	100	12-3885	258
Ni ppm	72	27-655	66	100	28-452	82
TPM all ppb	72	33-1059	75	100	2-122	72
TPM>300 ppb	11	311-1059	610	0	n/a	n/a

The inclusion zone contains anomalous background indicated by a 58% proportion of the channel samples ranging from 51-100 ppb TPM. Higher TPM count is directly related to sulphide content; high precious metal values are associated with in creasing Cu and Ni values.

Conclusion 2001

Outcrop 249 Showing contains anomalous background TPM values in both the channel results as well as the grab samples of the surrounding area. The inclusion zone tends to be enriched with respect to Au versus other outcrop of the area, reflecting an enrichment mechanism, possibly as a result of precious metal concentration in a residual sulphide rich melt, that was turbulent enough to have generated inclusions at the same time scavenging precoius metals from the melt concentrating them into the sulphide fraction.

Although, the summer program expanded upon the results of the previous years work, prospecting and mapping failed to extend the mineralization beyond its know extent. The size limitation of this zone downgrades its potential for further investigation.

Henry Block

Location and Access

This block is comprised of 18 contiguous claims. All with the exception of claim 1179570 are located in Henry Township. The center of the block is situated at UTM 546 000E/5 160 000N. Claim 1179570 is located in Loughrin Township immediately west of Henry Township.

Access to this block is gained by travelling along highway 535 north of Hagar, Ontario for a distance of 14 kilometers. At this point, a road leading east and then north with numerous side trails provides access to the claims.

Land Holdings

This block is basically situated in the northwestern quadrant of Henry Township and is comprised of 15 contiguous claims totaling 1,043 hectares. The table below summarizes the claims grouped into this block.

Vendor/Owner	Claim No.	Township	Hectares	Mineral Title
Positano A.J.	1179612	Henry	16	Option
	1179613	Henry	15	Option
Postano J.J.	1179639	Henry	22	Option
	1179638	Henry	14	Option
	1179637	Henry	9	Option
	1179614	Henry	68	Option
Granpos	1237461	Henry	220	Option
	1229141	Henry	140	Option
	1229140	Henry	16	Option
	1228796	Henry	220	Option
	1228797	Henry	144	Option
Brady J.G.	1179570	Loughrin	240	Option
	1179571	Henry	64	Option
PTG	1244371	Henry	5	Staked 100%
	1244370	Henry	8	Staked 100%

Previous Work

Historically this area has received limited exploration for metallic minerals. The thrust of the work since the 1980's was directed at assessing the rocks of the area for their dimension stone potential.

Results and Interpretation

Geology and Mineralization

River Valley intrusive occupies the eastern third of the Henry block as a 1,500 meter thick sill trending north-northwest and flanked by paragneiss to the east and west. Both contacts exhibit linear zones of tectonic deformation and intense recrystallization with accompanying gneissosity. The western contact with paragneiss is clearly defined by a northwest trending magnetic linear that is associated with the paragneiss unit. Parallel to this linear and 200 meters west of it, a band of fine grained gabbro-melanogabbro 200 meters thick correlates with the RVI. The southern contact of the intrusive with paragneiss is more complex exhibiting juxtapositioning of units as a result of late faulting.

North of the Positano Quarry, an area of high outcrop exposure reveals differentiated anorthosite-leucogabbro-gabbro. Fine to very coarse grained, megacrysts, pegmatoidal and cumulate textured rocks with magmatic layering occupy the central undeformed portion of the intrusive. Locally, mylonitic deformation zones discordant and concordant with the regional foliation exhibit intense shearing and high strain fabric. Areas of hybrid rocks of a gabbro-norite phase, occur in the northern portion (outcrop #45 UTM 546 493E/5 161 670N). Sulphide mineralization is sparse, however, an exfoliated slab from locally derived anorthositic bedrock contained 1/2% blebby chalcopyrite (outcrop #42, sample 42-1, UTM 546 876E/5 161 460N). Another slab 80 meters northwest of the previously mentioned one (outcrop #43, sample 43-1, UTM 546 808E/5 161 488N) contained a coarse bleb of chalcopyrite in an anorthosite with a pegmatoidal amphibole phase. A follow-up soil grid in this area 300x500 meters (covering an area of 1.5 hectares) was established to aid in determining the extent of a potential mineralized zone.

At outcrop #16 (UTM 546 163E/5 161 208N) a lensoidal melanogabbro inclusion measuring 1.4x2.8 meters occurs within sheared and deformed recrystallized gabbro. Chalcopyrite mineralization associated with a quartz pod (15x20cm) at the nose of the inclusion returned a value of 347 ppb Pt.

In the south portion of the Henry block, within claim 1228797 in outcrop area #54 (UTM 546 054E/5 158 716N) a hybrid package of rocks weakly mineralized with disseminated sulphides are spatially associated with a complex intrusive contact area. This contact area displays a juxtapositioning of the regional lithologies and discontinuous trends. The predominant rock types are gabbro-melanogabbro with minor gabbro-norite.

Analytical Data

Within the Henry block 92 rock grab samples and 142 B-horizon soil samples were collected. This sampling can be further subdivided into north Positano Quarry area, 32 rock samples and 127 soil samples; outcrop #16 area, 22 rock samples and 15 soil samples, outcrop #54 area, 19 rock samples.

North Positano Quarry Area

Rock samples from the north Positano Quarry returned values in Pt ranging from <5-30ppb, averaging 10.9ppb, Pd ranging from <1-53ppb, averaging 10.7ppb Pd. The highest Pt value of 30ppb (sample WE33-1) correlates with a very coarse grained cumulate sheared gabbro with grey feldspar and the highest Pd value of 53ppb (sample we20-1) correlates with a cumulate leucogabbro-anorthosite locally sheared containing glassy quartz veins.

Soil samples from the grid area returned combined Pt+Pd values ranging from 1ppb-92ppb. The 92ppb combined value is from a sample (site SP075) that assayed 72ppb Pt and 20ppb Pd. Contouring of the combined Pt+Pd values =10ppb, produced a narrow (20 meter wide) linear trend 300 meters long, closed at the south end but open at the north end. It is at the north end that the high 92ppb value is located. The trend is subparallel to the observed magmatic layering.

A follow-up study of the grid data was undertaken and consisted of rock chip sampling outcrop from the immediate soil sample sites as well as re-sampling and cataloguing the soil profile at site SP075. The soil profile at SP075 has not developed the stratification associated with Podsolic soils. The profile consisted of the A0-A1 horizons. An A2 zone of maximum eluviation was absent. The hole from which the sample derived from bottomed out on outcrop at a 30-cm depth. A re-sample of this dark brown A1 material yielded a result of 173ppb Pt and 31ppb Pd (sample SP75-1). Four meters east of this site, sample SP75-2 was obtained of 'B' horizon material on a terrace bench at the edge of the knoll. This sample returned <5ppb Pt and 5ppb Pd.

Four rock chip samples of bedrock from the immediate vicinity of sample SP075 returned values of Pt ranging from 6-10ppb and Pd ranging from 4-21ppb. Three of the samples were of cumulate leucogabbro and one was an intensely recrystallized melanogabbro. Four other samples were collected along the soil contour trend and returned values in Pt ranging from 1-21ppb and Pd ranging from <5-21ppb. Sample W00819-7 yielded the 21ppb Pt and Pd result, as well as a 599ppm Cu assay. This sample contained 1/8% disseminated chalcopyrite and correlates with outcrop #42, which may be the bedrock source of sample WE42-1, that contained 1/2% blebby chalcopyrite and assayed 13ppb Pt, 9ppb Pd and 514ppm Cu.

Outcrop #16 Area

The area exhibits elevated background with Pt values ranging from <5-47ppb, averaging 20ppb, and Pd values ranging from 3-43ppb, averaging 16ppb. The best results correlate with a lensoidal melanogabbro inclusion within a high strain zone. The most significant Pt and Pd values cluster in association with a quartz pod within the inclusion. A value of 347ppb Pt and 17ppb Pd (sample WP8A) originated from pyroxenite within the inclusion adjacent to the quartz pod. Three re-samples of this site, samples WE16-11, 12 and 13 returned; Pt-10, <5, <5ppb, Pd- 6,3,10pbb respectively. Malachite staining was observed on some of the sample material with disseminated chalcopyrite. The samples assayed 454, 453 and 670ppm Cu. On strike of this area, 40 meters northwest samples WP7A and B returned 221 and 183ppb Pt, 105 and 101ppb Pd and 441 and 850ppm Cu respectively. Sample WE16-6 was a re-sample of WP7A, B, and yielded 46ppb Pt, 33ppb Pd and 102ppm Cu.

Outcrop #54 Area

The initial results from this area (samples WE54-1,2) contained weak Pt and Pd values but indicated higher than usual Cr numbers (274 and 259ppm). On this basis, as well as the geological setting (discussed above) the area was revisited. A total of 17 samples rock chip were collected returning the following results; Pt ranged from 9-49ppb, averaging 27.2ppb, Pd ranged from 8-124ppb, averaging 34.6ppb and Cr ranged from100-283ppm, averaging 200.9ppm.

Conclusion

Contact areas with breccia inclusion zones were not observed, nor were sulphide showings, but this may be function of overburden. Nevertheless, the area does offer potential for hosting PGM mineralization by virtue of its favourable chemistry, reflected by elevated PGE background and low Ti.

The sampling indicated background at the low end of high levels especially in outcrop #16 area, as well as in the anomalous trend defined by the soil survey, paralleling magmatic layering in the North Positano Quarry area. The outcrops of the area form a differentiated complex of anorthosite-leucogabbro-gabbro and gabbronorite. Differentiation by fractionation of magma can produce horizons enriched in PGE mineralization. If sulphide saturation were achieved, then PGM metals would have been scavenged out and concentrated. The large volume of intrusive in this area offers a favourable environment for hosing such a mineralized horizon.

The outcrop 54 area is consistently high in background PGEs in a hybrid zone of magmatic mixing. Although the observed sulphide mineralization is low the area is associated with an inferred contact zone.

Loughrin-Henry South Block

Location and Access

The Loughrin-Henry South Block is comprised of staked and mineral rights acquired lands that cover two spatially distinct limbs of River Valley intrusive in the south half of Loughrin and Henry townships. Three geographically separate areas define this landholding which is centered at UTM coordinate 542 100E/5 155 200N. For the sake of clarity the areas from west to east will be referred to as areas “A”, “B” and “C”.

Access to area “A” is gained by travelling north of Hagar, Ontario along highway 535 for a distance of 6 kilometers to Ratter Lake road. Westward along this road for a distance of 6 kilometers to Tex’s road. North along Tex’s road for 3.2 kilometers to the township boundary of Hagar and Loughrin to a junction with an eastward oriented gravel road. This road provides access to claim 1241414; the Car lease and the west portion of claim 1241413. The Van Lith lease is situated 800 meters north of the junction along the extension of Tex's road.

Area "B" is reached by travelling north of Hagar, Ontario along highway 535 for 9.5 kilometers past the village of River Veuve. Lacocste side road west provides access to the Dejardins lease and the eastern portion of claim 1241413 area "A". A gravel pit located on the east side of highway 535, one kilometer north of the village provides a landmark and an access point for the Lefrancois and Simard leases.

Access to area "C" is gained by travelling north of the River Veuve village for a distance of 3.2 kilometers. A junction with a secondary side road-heading west provides access to this area and claims 1244238, 12244239 and 1244242. The furthest west, being claim 1244238 situated 2.3 kilometers from the junction.

Land Holdings

This block consists of staked and private land holdings covering the southern third of Loughrin Township and the southwest quadrant of Henry Township. The block is composed of 9 private landholdings and 6 staked separate claims totaling 896 hectares. The table below summarizes this block.

Vendor/Owner	Claim No-Property Description	Township	Hectares	Mineral Title
Van Lith	N1/2 Lot 8,Con I	Loughrin	64	Option-Patent
Desjardins D.	E1/2 Lot 2, Con I	Loughrin	64	Option-Patent
Lefrancois E.	E1/2 Lot 2, Con II	Loughrin	64	Option-Patent
Lefrancois A.	W1/2-W1/2 Lot 1, Con II	Loughrin	32	Option-Patent
Langeion R.	E1/2-W1/2 Lot 1, Con II	Loughrin	32	Option-Patent
Carr D.	N1/2 Lot 6, Con I	Loughrin	64	Option-Patent
Roy M.	E1/2 Lot 1, Con II	Loughrin	64	Option-Patent
Lefrancois C.	N1/2 Lot 12, Con I	Henry	64	Option-Patent
Simon J.	N1/2-N1/2 Lot 10 Con I	Henry	32	Option-Patent
	N1/2 Lot 11, Con I	Henry	64	Option-Patent
PTG	1241414	Loughrin	64	Option-Patent
	1241413	Loughrin	160	Staked 100%
	1244328	Loughrin	32	Staked 100%
	1244329	Loughrin	32	Staked 100%
	1244242	Loughrin	32	Staked 100%
	1241416	Loughrin	32	Staked 100%

Previous Work

In the past this area has received limited exploration largely because it was not considered to have high potential for hosting economic mineralization. Summarized below is an outline of the work that was done.

1. 1940-1950, Jefferson I., drilled several short holes in west central Loughrin for uranium mineralization.

2. 1960 circa, INCO apparently drilled one hole into the Lefrancois copper showing.

3. 1973, OGS, Lumbers mapping and compilation of River Valley area resulting in publishing of map P-844.

4. 1995, WMC International Limited, geochemical, geological, airborne and ground geophysical reconnaissance surveys of for massive sulphide mineralization of a large land holding that included parts of Loughrin Township.

5. 1999, Mandziuk Z., undertook an exploration program of geological mapping, sampling, VLF EM and diamond drilling funded by an OPAP grant. The program covered claims 119977, 1076766 and 119976.

6. 2000, Ontario Geological Survey, Regional geochem survey of distribution of platinum, palladium, gold, kimberlite indicator minerals and base metals in surficial sediments in the River Valley area.

Results and Interpretation

Geology and Mineralization

This land position covers two limbs of a postulated east-west trending overturned antiform-anticline as suggested by basal ultramafic lithologies. Bronzite ultramafic was noted in the central portion of claim 1244238. The geometry of the north limb is somewhat more complex as a result of a late granitoid phase mixing with the RVI. Minor narrow (1-2 meter wide) east-west trending gabbro-norite layers containing up to 1/2% sulphides are intimately associated with this limb (outcrop #185 UTM 543 255E/5 156 340N). The Lefrancois copper showing (outcrop #139 UTM 543 620E/5 156 407N) represents an injection of a volatile-copper enriched residual fluid related to the emplacement of the granitoid phase since it is devoid of PGE mineralization.

Current reconnaissance scale mapping in this area, indicates that the south contact of the south limb of the RVI is actually located 400 meters north of previously compiled data, so that claims 1241413 and 1241414 are actually south of the intrusive. The south limb occupies the entire Van Lith lease and strikes eastward through the center of the Car lease and the northern 1/2 to 1/3 sections of the Desjardins, Lefrancois and Simard leases.

Mineralization of up to 1/2% sulphides (cp50-po50) occurs on the Van Lith property (outcrop #238 UTM 538 691E/5 154 785N) in melanocratic amphibolite meter scale bands (layers) within a leucogabbro gneiss. The bands represent primary magmatic layering.

At the Car property (outcrop #214 UTM 540386E/5154683N) a tectonic contact between RVI and paragneiss is exposed over a 10-20 meter interval. Auto breccia fragments of intrusive are distributed within the contact zone.

Analytical Data

From the north limb 25 rock chip samples were collected from a suite of gabbroic rocks and primitive gabbro-norite magma. The gabbro-norite assemblage hosted 1/8-1/2% disseminated sulphides in the proportion of cp10-po90. Assays from this unit returned the following result; Pt ranged from 10-93ppb, averaging 38ppb, Pd ranged from 9-80ppb, averaging 35ppb, Au ranged from 14-62ppb, averaging 33ppb, Cu ranged from 128-485ppm, averaging 257ppm.

Few samples were taken from the south limb, as mineralization was sparse, with the exception of the mafic layered leucogabbro gneiss at the Van Lith property. The mafic layers contained 1/2% blebby sulphides (cp50-po50, samples 238-1-6). Assay results of these samples yielded low PGE numbers, but the Cu values ranged from 102-1853ppm. The samples from this site also returned the highest Ti values obtained from the project area. The highest values of 0.636% and 0.633% Ti from samples WLS238-1 and WLS238-2 respectively correlate with the high copper values of 1853 ppm and 664 ppm respectively collected from the east side of the river bank. On the west side of the river bank sample FLSA24-1 returned values of 44ppb Pt, 155ppb Pd and 2117ppm Cu from boulder rubble of gabbro gneiss.

Conclusion

The geological environment of the north and south limb exhibits limited potential for hosting PGE mineralization associated with magma differentiation and fractionation (i.e., reef type). The gabbro-norite unit may represent a primitive melt that has not evolved to any extent. The paucity of the sulphides and the low PGE numbers and the narrowness of the horizons also down grades the area's potential.

On the Van Lith property the mafic layers mineralized with chalcopyrite exhibit a chemical signature atypical (i.e. high Ti) of the project area. These bands may represent primary igneous layering, but it appears that they were not enriched in PGE's despite their favourable chalcopyrite mineralization. Sample FLAS24-1 assayed 199ppb combined PGM and should be followed-up to locate its source.

Janes Property

Location and Access

The Janes property is located in the southwest quadrant of Janes Township and consists of one claim centered at UTM co-ordinate 544 450E/5 163 800N. The property is accessed by driving north of Hagar, Ontario, on secondary road 535 for 20 kilometers to the southern claim boundary. The road continues northwestwards bisecting the claim.

Land Holdings

This property consists of one claim as summarized below.

Vendor/Owner	Claim No	Township	Hectares	Mineral Title
PTG	1179496	Janes	64	Option

Previous Work

This claim by itself has not received any documented exploration in the past. It has been included in regional reconnaissance surveys simply because of its geographic location. In this respect, the following programs have covered the area.

1. 1969, Kennco, regional airborne geophysical survey.

2. 1973, Lumbers, Geological Compilation Map P844 at a scale of 1:63360.

3. 1995, WMC International Limited, geochemical, geological, airborne and ground geophysical reconnaissance surveys of for massive sulphide mineralization of a large land holding that included parts of Loughrin Township.

4. 2000, Ontario Geological Survey, Regional geochem survey of distribution of platinum, palladium, gold, kimberlite indicator minerals and base metals in surficial sediments in the River Valley area.

Results and Interpretation

Geology and Mineralization

This property is predominantly underlain by River Valley gneissic gabbro that trends from 070° to 080° and dips steeply to the southeast. No significant mineralization was encountered. The rocks are identified as belonging to the River Valley intrusive, but the limited size of the property impedes a geological interpretation, that evaluates its significance.

Analytical Data

A total of 19 rock chip samples were collected. The best result was from a coarse cumulate gabbro with mafic megacrysts that returned values of; 25ppb Au, 40ppb Pt, 50ppb Pd and 135ppb Cu.

Soil sampling did not reveal any anomalous PGE trends. From 44 samples collected two contained anomalous values of Pt (BJS13 and BJS14, 14 and 10ppb respectively).

Conclusion

No areas of mineralization were observed on the property and the analytical data suggests that this portion of the cumulate gabbro is not enriched in platinum group metals.

Loughrin-North Block

Location and Access

The Loughrin Property is situated 45 kilometers northeast of Sudbury, Ontario within NTS sheet 41INE. The center of this block of 30 contiguous claims is located at UTM NAD 27 coordinates 539 950E and 5 162 150N.

Access to the area can be gained by traveling along highway 535 north of Hagar, Ontario for a distance of 19 kilometers, to the intersection of a southwestward heading gravel road. Traveling along this road in a general west-southwest direction for 6.2 kilometers reaches the eastern boundary of claim 1229480. The claims are further accessed by trails suitable for ATV transportation.

Land Holdings

This property consists of two unpatented 3 x 5 mining claims totaling 30 units. The property is subject to annual option payments and a 2% net smelter return (N.S.R). The claims were staked in 1998 and are in good standing until their anniversary date of November 25th, 2002. The claims are summarized below:

Vendor/Owner	Claim No	Township	Hectares	Mineral Title
Racicot F.	1229480	Loughrin	256	Option
Racicot F.	1229481	Loughrin	256	Option

Previous Work

Historically Loughrin Township has seen limited exploration reflected by the dearth of assessment filings and mineral prospects. The previous work in Loughrin Township is similar to the previous work outlined for the Davis-Janes Block.

Results and Interpretation

Geology and Mineralization

The River Valley Intrusive on the property occurs 1000 meters south of the Grenville Front within the Grenville Front Tectonic zone and has been subjected to regional metamorphism at the upper amphibolite facies. The intrusive trends in general northeast direction within the claim block and then swings eastward beyond the eastern claim. It averages 1400 meters in width and constitutes 80% of the bedrock on the property. The majority of the surrounding country rock is paragneiss, although locally alkali intrusive is also present.

The River Valley intrusive suite comprises the majority of bedrock underlying the property. Its distribution is characterized by two domains, an eastern suite dominated by anorthositic to leucocratic gabbro, and a western suite dominated by melanocratic gabbro. Separating the two domains, is a northwest tending fault that truncates magnetic linears and igneous stratigraphy.

The contact areas of the RVI were selected as targets for hosting contact breccia related mineralization. In Dana Township the mineralized zones in the RVI being explored by Pacific Northwest Capital are directly related to high magma dynamics. The process results in brecciation that generates autoliths and xenoliths contaminating the magma affecting sulphur saturation. Therefore, where breccias are developed mineralization increases and where magma dynamics are low, mineralization is absent.

Sulphide mineralization on the whole is scarce on the Loughrin property and, more importantly, rare along contacts. This may be a reflection of either:

1. magma evolved in a dynamically suppressed environment.

2. tectonic overprinting affected contact preservation.

Typically one would expect breccia development within 300 meters of a footwall contact if a dynamic process was active. At the Loughrin property this was not observed.

Analytical Data

In total 39-rock chip samples of various rock types were obtained from the area. The total precious metal count-TPM (Au+Pt+Pd) for these samples ranged from nil to 123ppb with an average of 20.9ppb. Only two samples returned a TPM greater than 100ppb. The highest recorded values from sample 114418 are from a rather bland, foliated melanogabbro containing trace chalcopyrite. A TPM value of 123ppb (Au=20, Pt=73,

Pd=30) was obtained from this sample. The TPM value correlates with higher than average Cu content of 539ppm but a low Ni content of 20ppm.

One other anomalous sample 114365 returned a TPM value of 110ppb (Au=2, Pt=14, Pd=94) from rusty pegmatoidal mafic patches in anorthosite with no association to Cu or Ni.

Conclusion

Sampling of various lithologies based on sulphide content and texture did not identify significantly anomalous areas. The results are a reflection of the scarcity of sulphides. The average background PGE content of all the samples is 8.8 and 9.8ppb Pt and Pd respectively. This is somewhat lower than values encountered in unmineralized portions of the RVI at the Dana Lake-Lismer's Ridge zones, where unmineralized lithologies average 9.4 and 15.4ppb Pt and Pd respectively.

Although, a significant portion of the Loughrin property is underlain by River Valley intrusive, the paucity of sulphide mineralization especially in contact areas, downgrades this target as having a high potential for hosting significant PGE mineralization. The best potential remains with stratigraphic horizons within the intrusion.

South Street Property

Location and Access

The Street Property is located 30 kilometers east-northeast of Sudbury, Ontario within NTS sheet 41INE in the southwest quadrant of Street Township.The center of this block of 8 contiguous unpatented claims is located at UTM NAD 27 coordinates 530 500E and 5 155 000N.

The property is accessible from both the east and west ends and since the access from the east is easier, it will be described. Travel east on Highway 17 from Sudbury, Ontario to the village of Markstay about 40 kilometres. From the main intersection in the village north on Main street for 6.9 kilometers to a "Y" fork marked as Crerar road. A short distance to McNabb road then west for 2 kilometers turning north along the Street Loughrin township line for an additional 1.1 kilometers. At this point ATV transportation is required to travel westward along an old lumber road for 1,300 meters. From this point a new ATV trail was cut for 800 meters northwesterly to reach the area of the main showings.

Land Holdings

The property consists of 11 unpatented contiguous mining claims totaling 77 units comprising 1,232 hectares. The claims are recorded in the Sudbury Mining Division on claim map G-4109. The claims are subject to an option agreement between PTG and S. Jobin-Bevans, R.Rintala and C. Johnson. Under the option agreement PTG has the right to acquire a 100% interest subject to annual option payments over a two-year period. Below is a summary of the property.

Vendor/Owner	Claim No	Township	Hectares	Mineral Title
Jobin-Bevans S. Rintala R.Johnson C.	1229544	Street	128	Option
	1229545	Street	64	Option
	1229543	Street	128	Option
	1223161	Street	128	Option
	1229377	Street	128	Option
	1229541	Street	128	Option
	1230221	Street	128	Option
	1229551	Street	128	Option
	1230037	Street	128	Option
	1244424	Street	128	Option
	1244438	Street	16	Option

Previous Work

The area in Street Township underlain by Grenville Province rocks was not considered in the past to posses high mineral potential, with the exception of industrial minerals as is highlighted by the garnet quarry operated by Jarvis Ltd. northwest of the property. Most of the surveys over the area have been regional in context and are reported for the other property blocks other than the 1999 work of Jobin Bevins and Johnson under OPAP Grant OP99-297, prospecting, sampling VLF surveying and ground magnetometer surveying of current property.

Results and Interpretation

Geology and Mineralization

The summer 2001 program's objective was, to expand upon the favourable results reported by the vendors and to investigate the distribution of River Valley Intrusive, with respect to the its geological setting as mapped by the Ontario Geological Survey.

The geology of Street Township is bisected into two domains defined by the northeast-southwest trending Grenville Front. The northwest sector is comprised of Huronian Super group metasediments and Nipissing Gabbro while the southeast sector is dominated by amphibolite facies migmatite, ortho and para-gneisses and River Valley Intrusive. All of the above have been intruded by olivine diabase dykes of the Sudbury Dyke Swarm.

The River Valley Intrusive occurs as a concentric-elliptical body oriented with its long east-west direction estimated at 2,500 meters, and a width estimated at 1,000 meters. This geometry, has been interpreted to be the result of multiple folding. "The body has a general crescentric-domal shape, reflecting a type-2 fold interference pattern (Ramsey 1967), whereby an earlier recumbent fold has been refolded about a steeply inclined axis."[1]

Prior to commencement of the program, 5 samples were collected from the site of CJ99-M01 to verify reported assay results, (see table below).

Sampler	Sample Number	Grid locate	Pt ppb	Pd ppb	Au ppb	TPM
Ontario Geological Survey, Easton	98RME-0064		85	144		
	98RME-0024		64	102		
	96RME-0213		72	40		
Vendors	CJ99-M01	875E/BL	244	543	344	**1131**
	CJ99-M02	907E/10N	283	381	186	**850**
PTG Samples Project Geologist	114001	Main showing 700E/075N	182	245	161	**588**
	114002		165	473	281	**919**
	114003		62	109	67	238
	114008		175	396	217	**788**
	114009		88	196	96	380
	114004	875E/BL	113	95	63	271

The verification samples were identified as melanogabbro to gabbronorite containing 1-10% disseminated interstitial sulphides with minor stringer sulphide. The sulphides exhibited an equal proportion of pyrrohtite to chalcopyrite, and although the results did not yield higher numbers, they were encouraging. These results, coupled with the sulphide content, warranted a detailed sampling, prospecting and mapping program, the objective of which was to extend the mineralization beyond the showing, to an area that would offer some size potential.

The vendors had established an exploration grid on the property as part of their OPAP 99 program. The grid was constructed with an east-west baseline 1,900 meters long with 200 meter spaced cross lines from 1+75W to 13+00E. The section from 5+00E to 11+00E was cut with cross lines at 50-meter spacing. This grid served to define areas for prospecting, sampling, and data compilation.

Analytical Data

Main Showing Mineralization

A total of 53 samples were collected from the Main Showing; 4 grab samples, 3 continuous chip samples and 53 channel samples from 10 lines. The channel samples were cut with a gas powered diamond saw, by cutting two parallel lines 3-5 centimeters apart along a length predetermined by sulphide content and lithology. The retained block was then pried or chiseld out and placed into a sample bag with the appropriate label. The sample interval along the outcrop was also marked and labeled to the corresponding sample number. Where the outcrop was too jagged for saw cutting, continuous chip samples were taken.

A summary of the results of this sampling is outlined in the table below.

Element	Tot samples	Range	Mean
Au ppb	53	5-281	33
Pt ppb	53	24-182	53
Pd ppb	53	18-473	71
Cu ppb	53	74-2936	308
Ni ppb	53	50-1170	127
TPM all ppb	53	59-919	157
TPM >300 ppb	4	380-919	669

The channel sampling focused on an area 25 meters long by 20 meters in width, between 6+97E to 7+22E and 0+20N to 0+40N, representing a total area of 500m^2. Although the area contains anomalous background PGE, its concentration to economic grades was not encountered, as is supported by the values of the 53 channel cuts that average 157.4 ppb TPM.

Main Showing East

An outcrop located at 7+43E and 0+15N of preserved melanogabbro with minor epidote alteration and trace to 1% disseminated sulphide was sampled, as a follow-up to a grab sample that assayed 588 ppb TPM (114001).

Element	Tot samples	Range	Mean
Au ppb	8	11-90	37
Pt ppb	8	27-150	73
Pd ppb	8	19-190	71
Cu ppb	8	106-646	243
Ni ppb	8	54-256	103
TPM all ppb	8	57-430	181
TPM >300 ppb	1	n/a	430

A continuous chip over 4.9 meters yielded a weighted average of 194 ppb TPM over the interval. The best value of 430 ppb TPM correlates with a sample that contained 1% sulphide, with an equal proportion of chalcopyrite to pyrrhotite.

875 Showing

This showing is locate near the baseline at 8+75E. The rocks appear more deformed than those at the Main Showing, exhibiting stronger foliation. Amphibolite predominates with minor gabbronorite. Quartz veining is also present. The original site sampled by the vendors returned a value of 1131 ppb TPM, and although it was not confirmed by a subsequent verification sample (271 ppb TPM), the site was sampled in detail by channel cutting.

Element	Tot samples	Range	Mean
Au ppb	10	11-63	29
Pt ppb	10	13-113	36
Pd ppb	10	11-95	34
Cu ppm	10	148-594	259
Ni ppm	10	62-180	93
TPM all ppb	10	35-271	99
TPM >300 ppb	0	n/a	n/a

A total of 10 channel samples were collected over a channel cut 5.3 meters in length. All of the samples yielded anomalous but low results.

800-75E Area

This area is located on line 800E and 0+75N, was channel sampled in detail in order to acquire a representative cross-sectional sample of flat lying bedrock that exposed the contact between the Lower and Middle series. An inclusion zone, measured over an area 6 meters in width by 10 meters in length occurs at this contact between the Middle series amphibolite and Lower series leucogabbro. It is defined by a sharp micaseous layer (fault), 8 cm wide accompanied by intense shearing over I meter in width in the amphibolite. The contact strikes at 085o and dips 55o to the southeast. The inclusions were observed for a distance of 3 meters into the leucogabbro and were characterized by heterolithic stretched elliptical autoliths, leucocratic to melanocratic, ranging in size from 2-3 meters to 30-50 centimeters. Three lines totaling 6.5 meters in length were cut across the section from which 14 channel samples were obtained.

Element	Tot samples	Range	Mean
Au ppb	14	0-12	3
Pt ppb	14	0-31	14
Pd ppb	14	0-31	12
Cu ppm	14	1-211	87
Ni ppm	14	8-183	93
TPM all ppb	14	0-50	29
TPM >300 ppb	0	n/a	n/a

Lines 1 and 2 totaled 5.3 meters in length and cut across the contact 1meter in the amphibolite with the remainder in the inclusion bearing section. Line 3 was cut across an inclusion. In both cases no sulphide mineralization was observed and the results yielded low PGE values.

Beyond the showing areas, the Middle and Upper Series, as well as the upper portion of the Lower Series of the intrusive, received high prospecting coverage. From these areas, a total of 131 grab samples were collected, 63 from the East sector, and 68 from the West sector.

	STREET EAST			STREET WEST		
Element	Samples	Range	Mean	Samples	Range	Mean
Au ppb	63	0-1100	36	68	1-102	10
Pt ppb	63	0-69	17	68	0-55	5
Pd ppb	63	0-48	21	68	0-162	11
Cu ppm	63	11-1690	273	68	5-2062	220
Ni ppm	63	12-191	66	68	9-319	63
TPM all ppb	63	0-1094	75	68	0-199	26
TPM>300 ppb	1	1094	n/a	0	n/a	n/a

The above data indicates the east section is slightly enriched in PGE's and associated elements with respect to the west section.

Conclusion

Detailed channel sampling failed to establish significant PGE mineralization within the showing areas and concentrated prospecting did not turn up any new discoveries. Despite the original encouraging grab samples, which tend to bias the sample towards the "better" mineralization, reconnaissance grab sampling also returned negative results. It would appear that mineralization on the property is restricted to a portion of the central Upper Series, and could not be extended beyond its known current limits.

Street Property

Location and Access

This property is situated in the northwest sector of the southeast quadrant of Street Township, with a center locate at UTM co-ordinates 529 500E/5 157 500N. Access to this claim block is reached by driving east on highway 17 for 15 kilometers to Kukagami Lake road near the hamlet of Stinson. North on Kukagami Lake road for approximately 6 kilometers to a gravel road that heads east. Proceed along this road for one kilometer to a point where its direction changes to the northeast. The western boundary of the claim block is located one kilometer east of here.

Land Holdings

This block is comprised of 3 contiguous unpatented claims totaling 112 hectares. The claim details are summarized in the following table:

Vendor/Owner	Claim No	Township	Hectares	Mineral Title
PTG	1224339	Street	48	Staked 100%
	1225733	Street	48	Staked 100%
	1225734	Street	16	Staked 100%

Previous Work

A considerable amount of work in this township was done in the north and northwest portions, northwest of the Grenville Front Boundary Fault. Recent work related to industrial minerals (garnet) has been focussed southeast of the fault. No significant previous work has been completed which focussed on PGM's.

Local Geology and Mineralization

Street Township straddles the Grenville-Southern geological province boundary at the extreme western end of the River Valley intrusive. The property is situated within 800 meters to the west of a lobe of the intrusive. Published maps indicate that migmatitic biotite gneisses oriented in a northeast direction underlie this area. Current mapping by the Ontario Geological Survey has identified River Valley related igneous bodies that in the past were not recognized.

Conclusion

This property has not been subjected to detailed geological investigation. The recognition of previously unmapped or unidentified River Valley related intrusions offers potential for locating them on the property. To a certain degree, this will be influenced by the limited land position.

Beaumont Property

Introduction and Terms of Reference

In August of 2001 PTG entered into an agreement with John Brady, a Sudbury prospector ("Brady"), to option one claim and stake seven additional claims, based on reported anomalous PGE boulders from Burnish Creek in Beaumont Township, and a concept generated by Brady. The claims are located in Beaumont Township and are situated in the Sudbury Mining Division located about 50 miles north of Sudbury and cover a large portion of Nipissing Gabbro. Earlier that summer, Brady had gathered some angular boulder samples from Burnish Creek and had them assayed for PGE's. Some of those boulders contained anomalous PGE values.

Hanych was hired as an independent consultant to prospect and sample the claims in an attempt to locate the possible source of the anomalous PGE boulders. Haynch sampled various boulders from Burnish Creek in an attempt to duplicate some of the anomalous values. Additional rock samples were obtained during the course of conducting strategic reconnaissance traverses: Fifteen stream sediment samples were taken from the various streams that drain into the watershed, including Burnish Creek that covers the claim block. Six field days were spent by Racicot with an assistant examining and sampling the property between October 9th-17th, 2001 inclusive.

The results of those traverses and sampling program is reported under Results and Interpretation and serves as part of a technical report for the Information Circular to shareholders. It should be pointed out that Racicot has an option agreement with PTG on two claims in Loughrin Township, initiated in Oct. 2000. Haynch does not hold any direct or indirect interest in the Beaumont project claims, nor does he expect to receive any.

Location and Access

To get to the Brady claims, one proceeds north from Sudbury along highway 80 to Capreol for about 23 kilometers. Proceeding north along Highway 84, which goes through Capreol, proceed for about 13 kilometers and the turn west at the main fork towards Moose Mountain. From here proceed on the main road past the Moose Mountain open pits for about 24 kilometers until the road comes to the pole line. The road more or less follows the pole line north for about 15 kilometers until it comes to the small CNR train stop of LaForest situated on the west shore of Post Lake. The claims can be accessed either by walking along the tracks- or more readily by traveling by boat southeast along Post Lake.

Property Description and Tenure

Pursuant to an arm's length agreement (the "Beaumont Agreement") dated August 22, 2001 between PTG and Brady, PTG has the right to acquire a 100% undivided interest in and to 7 mineral claims, 6 of which have been registered to PTG, consisting of 256 hectares, in the Beaumont Township in the Sudbury Mining Division (the "Beaumont Property"). The claim numbers are as follows: 1163585, 1199236-119240 inclusive and 1249671 and were all staked in 2001. Claim number 1244457 is still registered to Brady but is included as part of the Beaumont Agreement. Under the terms of the Beaumont Agreement, PTG is required to make cash payments to Brady totalling $90,000 over a period of 48 months ($10,000 has been paid) and issue a total of 170,000 shares over a period of 48 months (of which 10,000 have been issued). The next installment payment of $20,000 and 40,000 shares is due on or before August 1, 2002 in order to keep the Beaumont Agreement in good standing. To date a total of $14,547 has been expended on the Beaumont Property.

Details of the claims are summarized as follows:

Vendor/Owner	Claim No	Township	Hectares	Mineral Title
Brady J.	1244457	Beaumont	256	Option
Platinum Group Metals	1163585	Beaumont	256	Staked 2%nsr
	1199236	Beaumont	256	Staked 2%nsr
	1199237	Beaumont	80	Staked 2%nsr
	1199238	Beaumont	96	Staked 2%nsr
	1199239	Beaumont	256	Staked 2%nsr
	1199240	Beaumont	256	Staked 2%nsr
	1244457	Beaumont	256	Staked 2% nsr
	1249671	Beaumont	240	Staked 2%nsr

Physiography and Climate

The topography in Beaumont Township is typical of the Canadian Shield; the relief is subdued- but rugged. In the southeastern portion of Beaumont Township the northeastern bank of the Vermillion River is formed by cliffs about 75 metres above the river. These cliffs belong to the Gowganda Formation. In general, the most rugged terrain is underlain by Nipissing Gabbro.

The main regional drainage flows from northwest to the southeast. At the northern boundary of Sweeny Township- about 3 kilometers north of Laforest the Vermillion River (Post Lake), is only about 28 kilometers south of the height of land separating James Bay from the Great Lakes- St. Lawrence drainage system.

Vegetation in this area of northeastern Ontario is typical mixed forest consisting of birch, poplar and pine in the elevated areas of the township. One notable exception is the ridge of Nipissing Gabbro over claim 1163585 situated in the eastern portion of the claim block. The spruce trees are so dense on this ridge that in some instances it is very difficult to follow a designated traverse without the use of an axe.

This part of Northeastern Ontario experiences hot to dry summers with temperatures ranging from 32 degrees C in the summer and temperatures as low as - 40 degrees C in the winter. Annual precipitation is up to 880 millimeters.

Regional Geology

The project area and surrounding terrain is underlain by Precambrian rocks consisting of metavolcanics intruded by granitic rocks and mafic dykes. Huronian metasediments rest unconformably on top of these basement rocks while Nipissing (quartz) gabbro sills and dykes and olivine diabase dykes intrude the basement and Huronian rocks.

What also makes this area economically intriguing and warrants the time and effort spent is the fact that Sudbury offset dykes, in particular the Foy offset dyke has been traced as far north as the northeast corner of Botha Township- about 2-3 km southeast of Beaumont Township and 6-7 km southwest of Burnish Creek. The Sudbury Event produced brecciation of the country rock, which resulted in various offset dykes being emplaced in all directions from the Sudbury Intrusive Complex (SIC) footwall contact. Offset dykes are known to carry high PGE values and economic concentrations of copper and nickel.

Much of the map-area is covered with a discontinuous veneer of Pleistocene deposits.

Property Geology

The most prominent geological feature on the claim block is a northwest trending fault/structure which cuts through Post Lake and Graveyard Lake. The oldest rocks in the claim group are Archean granites. Resting conformably on these, in the southeast portion of the claim block, is the Bruce Formation conglomerate with localized bedding. Resting unconformably on these rocks are Gowganda sediments; a series of various clastic sediments and conglomerate. Both the Bruce and Gowganda Formations trend northwest, parallel to and in close proximity to a northwest trending fault, which resulted in the formation of Post and Graveyard Lakes. A northwest trending Nipissing Gabbro sill intrudes the drainage valley, as does a younger northwest trending olivine diabase dyke.

Burnish Creek, where the anomalous PGE boulders were located, originates to the west and southwest and cuts through granite and some Nipissing Gabbro. The last 200 metres or so, of Burnish Creek cuts through possible Bruce Formation conglomerate (as indicated on OGS map 2261) before it empties into Graveyard Lake.

Near the southwest portion of the property, OGS map 2261 indicates there is a small outcrop of mafic rock, which is interpreted as being an Archean dyke. This outcrop was not visited by Haynch.

Previous Work

Although the area immediately to the west and south received much exploration activity in the past and even recently- historically much less exploration activity was conducted in Beaumont Township particularly within the property boundary.

Virtually all of the recorded work in Beaumont Township in the assessment files at the Mining Recorders office in Sudbury, refers to uranium exploration.

In 1999, the Ontario Geological Survey undertook a regional stream sediment, outwash, till and esker sampling survey and published the results of this work in 2000, under Open File Report 6002.

The most recent on site investigations were conducted by John Brady in 2001. In June 2001, Brady took six samples of the boulders situated in Burnish Creek immediately beside and downstream of the CNR tracks. Brady also commissioned two days of geophysics (magnetometer/VLF survey) over specific areas of the claim group in close proximity to Burnish Creek.

Results from the Brady sampling program are listed below:

Sample	Au ppb	Au check ppb	Pt ppb	Pd ppb	Cu ppm	Cu%	Ni ppm	Co ppm
3751	69	51	182	103	>10000	1.02	5430	192
3752	2537	2585	3566	5986	6500		3020	153
3753	147		96	202	5150		398	32
3754	165	159	432	717	7580		4000	188
3755	168		463	483	9290		8620	370
3756	74		250	153	>10000	1.27	6650	301

Thin sections of three of the above rocks were made and sent to consulting geologist Dr. Walter Peredery for detailed analysis. Dr. Peredery is a former Inco geologist and has extensive experience with the 'Sudbury Ores'. A summary of his observations and his additional remarks are listed below:

Sample No. 3752- (chloritized gabbro),originally the rock was probably a fine grained gabbro and subjected to strong deformation with subsequent growth of porphyroblastic biotites.

Sample No. 3755- (chloritized, sheared gabbro), the rock consists of mafic, highly chloritized lenses and fine grained patches that could be relics of altered gabbro

Sample No. 3756- (inclusion-bearing siliceous Nipissing diabase), in hand sample the rock consists of siliceous bluish coloured angular fragments of metasediments in altered gabbroic rock. Disseminated and stringer sulphides are associated with the gabbro rock.

Exploration

Six field days were spent prospecting and sampling the project area, by Racicot and an assistant in October 2001. Hundreds of outcrops were examined and 41 rock samples were taken. Fifteen-stream sediment samples were taken from the various streams that drain into the watershed that covers this intrusive, including Burnish Creek. All samples were submitted to Bondar Clegg Labs for analysis.

Results and Interpretation

The sample site in Burnish Creek, where the anomalous sample values were obtained by John Brady was visited and several boulders were sampled (114611-114614). The highest PGE values came from 3 of the 4 samples taken from this site. The results of those samples are listed below:

Sample	**Au ppb**	**Pt ppb**	**Pd ppb**
114611	3	<5	<1
114612	906	216	2418
114613	212	686	575
114614	14	187	42

Conclusion

Samples from the railroad rock cut, of Bruce Formation paraconglomerate located about 800 metres southeast of Burnish Creek, contained rocks that were identical to one set of rock types found in Burnish Creek. That being the case, it is possible that the other mineralized boulders might have a local source. The rock cut mentioned above was thoroughly prospected and 8 samples were taken. The presence of blue quartz from this outcrop highlights Peredery's comment of blue quartz in his report.

The relative proximity of the Nipissing Gabbro in the area, leaves open the possibility that the other "exotic" angular boulders could possibly have a local source, and were placed in Burnish Creek during the initial railway construction process.

Sampling Method and Approach

As outcrop warranted, based on visible oxidation-rust staining, texture, degree of deformation, rock type, degree of alteration or sulphide content (chalcopyrite-pyrrhotite), grab samples were collected. The majority of the sampling was influenced by selectively acquiring sulphide-mineralized specimens. Data was plotted on 1:10 000 scale topographic base maps utilizing a hand held GPS receiver to locate outcrop and sample sitesThe readings were plotted on base maps referenced to the NAD27 datum and the UTM grid system was utilized for coordinate location.

Areas that required detail representative sampling were first hand stripped and power washed to expose clean bedrock. The process of power washing involved the removal of light overburden by blasting it with water, delivered from a gas powered water pump through a narrow high pressure nozzle.

Once the bedrock was cleaned, allowing detailed inspection, channel lines were marked to serve as guides for the cutting. The channel samples were cut with a gas powered diamond saw, by cutting two parallel lines 3-5 centimeters apart along a length predetermined by sulphide content and lithology. The retained block was then pried or chiseld out, then placed on their side adjacent to the cut, and logged prior to placement into a sample bag and appropriately labeled. The sample interval along the outcrop was also marked and labeled to the corresponding sample number. Where the outcrop was too jagged for saw cutting, continuous chip samples were taken.

Some areas that required follow-up were also soil sampled. Soil sampling of the B-horizon was undertaken at stations established by compass and hip-chain A reference station located by GPS was established as a datum. A total of 180 soil samples were collected.

Sample Preparation and Security

Prior to shipment of the field samples, they were catalogued, bagged and sealed at the field office. The field office also served as a secure storage site until there was sufficient volume for transporting. Normally, they were not kept in storage for more than 10 days. When the samples were ready for shipment they were transported to Sudbury and dispatched by courier to the laboratory.

The rock and soil samples were sent to the Bondar Clegg laboratory located in Val d'Or, Quebec. The samples were analyzed for gold, platinum and palladium combined with a multi-element analysis of 35 additional elements. Upon receipt of the samples at the lab, each sample is identified and uniquely labeled with a lab code. Once all the samples have been catalogued, each sample is crushed 75% to-10 mesh. A 250 gram split of this material is then pulverized 95% to -150 mesh. The rejects of the -10 mesh are boxed and stored for future reference and the -150 pulp is bagged for analysis. From the pulp, 30 grams of material is fused into a Dore Bead, a mixture of lead-Na2O3-borax-silica. The bead is dissolved with hydrochloric and nitric acid and the elements are analyzed by Direct Current Plasma Spectrometry. The DCP unit is calibrated to reference standards and the samples are run.

Data Verification

Bondar Clegg's quality control program is ISO accredited. Their methodology of including one reference, one blank and one duplicate for each 17 samples ensures the quality of the results. Performance quality logs are retained and are available for review upon request. In addition to this, PTG established further controls. One in approximately every 20 samples was a duplicate sample; as well, the project geologist added blank duplicates to the sample runs unbeknownst to the lab. Commercially available, certified reference material containing low, medium and high grade platinum and palladium standards were incorporated into the sample series.

These quality control procedures did not detect any variance or analytical problems with the assay results

Rutledge Lake Property, Northwest Territories ("NWT")

PTG Report on Rutledge Lake Property

During 2001 PTG completed an exploration program including drilling on the Rutledge Property. A summary report was prepared by Mr. Dennis Gorc, the Vice President of Exploration of PTG, entitled "Diamond Drilling and Geophysical Report on Rutledge Lake Property" (the "Rutledge Report"). Mr. Gorc is not independent from PTG but he is a qualified professional geologist, (P. Geol). Mr. Gorc's report was prepared to summarize PTG's work and to make preliminary recommendations for further work. The Rutledge Report was also supplied to Impala Platinum Holdings, of South Africa, in satisfaction of a Right of First Offer agreement with them. The following information on the Rutledge Lake Property is summarized primarily from the Rutledge Report. The Rutledge Report may be reviewed in its entirety at the offices of PTG during normal business hours until a period of 30 days after the Amalgamation Date.

Introduction

The Rutledge Report discusses the results of PTG's Winter 2001 Exploration Program on its Rutledge Lake Property in the Northwest Territories. The aim of the program was to investigate and test sulphide mineralization for platinum group element metals (PGEs). Previous exploration on the property had discovered extensive sulphide mineralization and outlined at least 80 exploration targets. Of these targets, three targets were chosen which were judged as having the best potential for PGEs.

The program included linecutting and emplacement of two grids (North and South Grids) followed by Max-Min EM, Magnetometer and Induced Polarization ground geophysical surveys designed to investigate known showings and Airborne Geophysical Anomalies. The results of these surveys in turn would aid in the location of the diamond drilling to follow. A total of 10 diamond drillholes (1,072m (3,517 feet)) were completed. Additional mineral claims were also staked. The field portion of the program was completed during the period of March 1 - April 16,2001.

Location, Physiography, Climate, Access and Infrastructure

The Rutledge Lake Property is located 210 km SE of Yellowknife, 190 km N of Fort Smith, and 52 km SE of Great Slave Lake. The property is centered on latitude 61o 37'N and longitude 110 o 45'W, and covers portions of NTS 1:50,000 scale mapsheets 75 E/7, E/10 and E/15.

Access to the property is by float-plane or helicopter air charter from either Yellowknife, Fort Smith or Hay River. All three centres are accessible via provincial highways and have airports with commercial flights to Edmonton. The shore of Great Slave Lake lies 52 km to the northwest, and from there, barge transport could be used to reach the nearest railhead at Pine Point, which is situated 210 km to the west. Provisions, basic equipment and supplies are readily available from these centres. Yellowknife, the largest of the centres, is home to both the Provincial and Federal seats of Government for this portion of the NWT. For the Winter 2001 Exploration Program Yellowknife was used for logistical support.

There are two fishing lodges located on Rutledge Lake which are in operation during the summer months. Each of the lodges can accommodate 10 -15 people, depending on availability, and have boats and outboard motors for rent. For this program PTG refurbished and added to a camp constructed on the property by previous operators. This camp was used to house the 10 man crew during the Winter 2001 Exploration Program. The camp is located on an island less then 2 km south of the High Grade Kizan Showing within the northern part of the Rutledge Property.

The Rutledge Lake area lies near the tree line of the northernmost regions of the Boreal Forest. Discontinuous permafrost underlies much of the region. Although winters are typically long and cold, with snow cover lasting from October to May, Rutledge Lake is typically ice-free from early June to mid-October. The annual range of temperature is extreme, ranging from -30o C or less in the winter to over 30° C in the summer. Precipitation averages less than 40 cm per year.

The property covers a sizeable portion of Rutledge Lake in a region of low topographic relief, with hills rarely exceeding 50 m.

Property Description and Claim Information

The Rutledge Lake Property is located 210 km SE of Yellowknife, centered on latitude 61o 37'N and longitude 110 o 45'W, and covers portions of NTS 1:50,000 scale mapsheets 75 E/7, E/10 and E/15. Mineral claims in this region are administered by the Federal government through an office in Yellowknife.

During the Winter 2001 Exploration Program seven additional mineral claims were staked, PGM 11 - PGM17. These new claims extended the property to the north and south. Of these, two claims (PGM 16 and 17) were still awaiting approval as of the date of the Rutledge Report.

Pursuant to an arm's length agreement (the "Rutledge Agreement") dated June 7, 2000 and amended June 7, 2001, between PTG and Messrs. Bill Kizan and Lloyd Anderson (collectively "Kizan"), PTG has the right to acquire a 100% undivided interest in and to 12 mineral claims, consisting of 25,024 acres, in the Rutledge Lake area, Northwest Territories (the "Rutledge Lake Property"). Under the terms of the Rutledge Agreement, PTG is required to make cash payments to Kizan totalling $100,000 over a period of 48 months ($12,500 has been paid) and issue a total of 100,000 shares over a period of 48 months (of which 10,000 have been issued). The next installment payment of $22,500 and 40,000 shares is due on or before June 7, 2002 in order to keep the Rutledge Agreement in good standing. PTG must also incur $1,000,000 in exploration and development expenditures within 5 years of the date of the Rutledge Agreement. As at August 31, 2001, a total of $509,758 has been expended on the Rutledge Property in 2000 and 2001.

Since PTG acquired the property in June 2000, it has staked an additional 21 claims (17,584 ha (43,450 acres)). The property presently totals 33 claims (27,711 ha (68,474 acres)). Although the new claims are held under PTG's name and license, they are also subject to the terms of the Rutledge Agreement.

Table 1 : Rutledge Property - Claim Information

Claim Name	Tag No.	NTS Sheet	Acres	Hectares
RANKI 1	F59334	075-E-10	1,807.75	731.59
RANKI 2	F59335	075-E-10	1,601.15	647.98
RANKI 3	F59336	075-E-10	1,807.75	731.59
RANKI 4	F59337	075-E-10	2,479.20	1,003.32
RANKI 5	F59338	075-E-10	1,549.50	627.07
REC 4	F43174	075-E-10	1,678.63	679.33
REC 5	F43175	075-E-10	2,582.50	1,045.12
REC 7	F43177	075-E-10	2,582.50	1,045.12
REC 9	F43179	075-E-10	2,582.50	1,045.12
REC 16	F43186	075-E-10	1,178.95	480.76
REC 30	F29630	075-E-15	2,582.50	1,045.12
REC 31	F29631	075-E-15	2,582.50	1,045.12
REC 3	F69771	075-E-10	1,678.63	679.33
REC 10	F69774	075-E-10	2,582.50	1,045.12
REC 12	F69779	075-E-10	2,582.50	1,045.12
RUT1	F69772	075-E-10	981.35	397.15
PGM 1	F69781	075-E-10	2,199.16	889.99
PGM 2	F69782	075-E-10	1,630.84	659.99
PGM 3	F69783	075-E-10	2,474.05	1,001.23
PGM 4	F69777	075-E-10	2,385.76	965.50
PGM 5	F69776	075-E-10	2,291.82	927.49
PGM 6	F69780	075-E-10	2,529.03	1,023.48
PGM 7	F69783	075-E-10	1,738.32	703.45
PGM 8	F69784	075-E-10	605.90	245.21
PGM 9	F69785	075-E-10	2,254.14	912.25
PGM 10	F69786	075-E-10	1,924.26	778.75
PGM 11	F71479	075-E-10/15	2,582.50	1,045.12
PGM 12	F71480	075-E-10/15	2,582.50	1,045.12
PGM 13	F71481	075-E-10/15	2,582.50	1,045.12
PGM 14	F71482	075-E-10/15	2,582.50	1,045.12
PGM 15	F71483	075-E-10	2,582.50	1,045.12
PGM 16	Pending	075-E-7	2,582.50	1,045.12
PGM 17	Pending	075-E-7	97.00	39.26

Claim Name	Tag No.	NTS Sheet	Acres	Hectares
33 claims	Totals		68,474.69	27,711.32

Claim Name	Tag No.	Expires	Notes
RANKI 1	F59334	22-Dec-05	Assessment Filed- Pending Approval
RANKI 2	F59335	22-Dec-03	Assessment Filed- Pending Approval
RANKI 3	F59336	22-Dec-04	
RANKI 4	F59337	22-Dec-07	Assessment Filed- Pending Approval
RANKI 5	F59338	22-Dec-09	Assessment Filed- Pending Approval
REC 4	F43174	9-Jul-04	Assessment Filed- Pending Approval
REC 5	F43175	9-Jul-02	Assessment Filed- Pending Approval
REC 7	F43177	9-Jul-02	Assessment Filed- Pending Approval
REC 9	F43179	9-Jul-03	Assessment Filed- Pending Approval
REC 16	F43186	9-Jul-07	Assessment Filed- Pending Approval
REC 30	F29630	23/10/02	
REC 31	F29631	23/10/02	
REC 3	F69771	28-Aug-05	Assessment Filed- Pending Approval
REC 10	F69774	28-Aug-02	
REC 12	F69779	28-Aug-02	
RUT1	F69772	28-Aug-03	Assessment Filed- Pending Approval
PGM 1	F69781	28-Aug-02	
PGM 2	F69782	28-Aug-02	
PGM 3	F69783	28-Aug-02	
PGM 4	F69777	28-Aug-02	
PGM 5	F69776	28-Aug-02	
PGM 6	F69780	28-Aug-02	
PGM 7	F69783	17-Nov-02	
PGM 8	F69784	17-Nov-02	
PGM 9	F69785	17-Nov-02	
PGM 10	F69786	17-Nov-02	
PGM 11	F71479	29-Mar-03	
PGM 12	F71480	29-Mar-03	
PGM 13	F71481	29-Mar-03	
PGM 14	F71482	29-Mar-03	
PGM 15	F71483	29-Mar-03	
PGM 16	F71485	26-Apr-03	
PGM 17	F71486	26-Apr-03	

Exploration History

Sulphide showings and gossans were discovered by Mr. W. Kizan and Mr. L. Anderson, two prospectors, along and near the shore of Rutledge Lake in 1980. Several of these showings returned anomalous copper (Cu), nickel (Ni), molybdenum (Mo) and gold (Au) and Mr. Kizan and Anderson subsequently staked the original claims over the property.

Massive sulphide (Ni-Cu) deposits were the primary exploration target completed on the property between 1989 to 1997. The exploration history is summarized in Table 2. Exploration models included the Thompson Nickel Belt and Outokumpu Cu/Co/Zn deposits. Geophysics, including airborne and ground geophysical surveys, and prospecting were the primary exploration methods used. Geological mapping and minor soil sampling was completed over some showings, One of the previous operators on the property, BHP Canada Ltd. (BHP), mapped the shoreline geology of the property., A total of 2500m of diamond drilling in 29 drill holes, which tested 18 geophysical targets, have been completed which tested 18 geophysical targets.

An airborne geophysical survey outlined 81 multiple anomaly AEM conductors of varying lengths, of which 29 are rated A+, A or A-. Many of In most cases, gossans and/or semi-massive to massive sulphide occurrences have been found spatially coincident with the AEM conductors; indicating that strong potential exists for significant extent to many of the sulphide zones. Of the 29 A-rated conductors, 12 have been drill tested. Six additional, weaker conductors have also been also been drill tested. Many of the AEM conductors are co-incident with airborne magnetic anomalies.

A total of 1861 samples of all types (rock chip, drill core, soil and vegetation) have been taken on the property. Because of the previous focus on Ni-Cu massive sulphide exploration, only 849 of the 1861 samples taken were analyzed for platinum and palladium. BHP did not initially analyze their 1989 samples for Pt/Pd until a review of the program results in 1990; at which time it was decided that all 1989 samples returning greater then 1000 ppm Ni would be run for Pt/Pd. It was this re-run, that included the sample, which returned the surprise result of 48.8 g/t Pt from the Kizan Showing.

In 2000, PTG contracted APEX Geoscience to conduct a field exploration and staking program on the Rutledge Property. One of the objectives of the program was to confirm the high grade 48.6 g/t Pt value returned from a sample collected by BHP in 1990/91 at the Kizan Showing. A total of 10 rock sawed channel samples were taken at the showing and included a value of 55.44 g/t Pt re-confirming the 48.8 g/t Pt BHP sample. An additional 78 rock samples were taken at selected outcrops of mineralized mafic rock at various locations on the property. In addition, ten mineral claims, totalling 8,369 ha (20,679.95 acres) were staked.

Table 2 : Summary of Previous Exploration
Summary of Previous Rutledge Lake Exploration Work and Expenditures 1983-1997

Work Type	Amount
Airborne Geophysical Surveys	2,696.5 line-km
Ground Geophysical Surveys	294 line-km
Geochemical Samples - Rock, Soil, Drill Core	1,861
Diamond Drill Holes (1986-1987)	29 holes - 2,500.71 m
Expenditures: 1983-1997	$1,704,598

Year	Description of Work	Mining Firm
1939	Geological mapping in area by Geological Survey of Canada	GSC Henderson (1939)
1980	Prospecting by prospectors Kizan and Anderson, Trigg, Woollett Consulting Ltd. examines data	Kizan and Anderson
1981	Regional Reconnaissance: 485 km of airborne geological mapping. Ground geological examinations at 65 locations	Bill Grubstaking Syndicate - Trigg, Woollett Consulting Ltd.
1982	Geological mapping - prospecting: 72 rock samples assayed (17 chip, 55 grab)	Enex Resources Ltd. - Trigg, Woollett Consulting Ltd.
1983	Geological mapping in area by Geological survey of Canada (1:30,000 scale) Airborne Geophysical Survey: 2,211.5 km of INPUT EM and magnetometer surveying at 350 m spacing Ground VLFEM and magnetometer surveying Geological mapping and prospecting Grid surveying and line cutting 254 soil and rock chip samples	Geological Survey of Canada Culshaw (1984) Enexco International Ltd. - Questor Surveys; Paterson, Grant and Watson Enexco International Ltd. - Trigg, Woollett Consulting Ltd.
1986	Geological mapping (1:5,000; 1:1,000 and 1:500 scales) Prospecting, sampling (237) and assaying 19 diamond drill holes (1,135.51 m) testing 12 conductors Ground TEM and magnetometer surveying (93.28 km) 8 conductors	Enexco International Ltd. - Trigg, Woollett Consulting Ltd. and Olson Consulting Ltd. Hearst and Paterson Paterson, Grant and Watson Ltd.
1987	Geological mapping; Petrological studies 9 diamond drill holes testing 9 conductors 322 core samples Ground Geophysics: 51.25 km of magnetometer and 47.25 km of Crone PEM and DEEPEM surveying over 8 INPUT conductors	Enexco International Ltd. - Trigg, Woollett Consulting Ltd., Olson Consulting Ltd. and Geoplastech Inc. Hearst and Paterson Paterson, Grant and Watson Ltd.
1988	Geological mapping in area by Geological Survey of Canada	Bostock (1988); GSC report
1989	Geological mapping (1:1,000 scale) Petrological studies Prospecting 216 rock samples collected	BHP Canada
1990	Geological mapping (1:10,000 and 1:1,000 scales) Prospecting 322 rock samples collected and assayed Ground mag, MAXMIN horizontal loop EM and gravity surveying over 3 grids	BHP Canada
1995	Staked RANKI 1 to RANKI 5 mineral claims	Kizan and Anderson
1996	Prospecting 377 rock grab and chip, soil and vegetation samples Compilation of previous work	Reliance Energy Corp. - APEX Geoscience

Year	Description of Work	Mining Firm
1997	Ground Geophysics: 36.925 km magnetometer, 31,325 km of VLF-EM, and 33.525 m of I ILEM over five conductors	Reliance Energy Corp. - APEX Geoscience - Patterson Mining Geophysics Ltd.

Geological Setting

Regional Geology, Tectonics and Metamorphism

The Rutledge Property is underlain by a metamorphosed volcano-sedimentary belt, at least 60 km in length and up to 17.5 km in width. This sequence occurs within an Proterozoic Orogenic belt and is an extension of the Thelon Orogen to the north, separated by the Macdonald Fault (Great Slave Lake Shear Zone), a major crustal transform-fault zone. These Proterozoic belts separate the Slave Province to the north, and the Rae and Hearne Provinces to the east.

The property and Rutledge Lake Complex is located near the western boundary of the Talston Magmatic Zone, an extensive belt of Proterozoic granitoid plutonism extending from Great Slave Lake into Alberta. The Buffalo Head accretionary terrane (2.3 to 1.9 Ga) adjoins the Talston Magmatic Zone to the west. The tectonic history includes a period of rifting similar to that occurring along Archean craton border zones with adjoining Proterozoic belts in other parts of the Canadian Shield. Mafic/ultramafic intrusives are associated with this period of rifting.

The area has been affected by a relatively high degree of metamorphism and tectonisim which has destroyed original textures and compositions.

The structural history is complex and includes several episodes of faulting and folding producing a variety of tectonic fabrics.

The above tectonic-thermal events have produced a complex geological picture which has yet to be adequately deciphered. Regional geological mapping to date has been sparse, incomplete, and limited to small areas. Cullen (1984) did a field season of mapping in the vicinity of Rutledge Lake and has provided useful information on the geology of the Rutledge Complex.

Property Geology

Geological Overview

Early explorers on the property (Pawliuk and Olson (1981) had described the Rutledge area to be underlain by a sequence of metamorphosed basic, intermediate and felsic tuffs with locally interbanded felsic to intermediate rocks between units. Later more detailed mapping by Cullen (1984) and BHP 1989/90 indicate the Rutledge Complex to be roughly divided into two halves: paragneisses, metapelites and orthogneisses with lesser mafic/ultramafic intrusives to the west and a paragneiss-metabasite (metamorphosed mafic volcanics) sequence of the Mama Moose Complex to the east.

The main episode of sulphide mineralization occurring at Rutledge Lake is associated with ultramafic/mafic intrusions which were emplaced post the main episodes of deformation along fault structures. Although some deformation has been noted within these bodies overall the amount of deformation is noticeably less then the adjacent rock units. Where seen on the ultramafic/mafic bodies are small bodies several metres across up to outcrop size occurring along a linear structure.

Structural Geology

The Rutledge area has a complex structural history with a considerable amount of deformation with well developed gneissic fabric and tight isoclinal folding. With quartz blades stretched to aspect ratios of 10:1 or greater suggests substantial lateral strain and deformation. Primary fabrics are destroyed and replaced by tectonic fabrics. BHP in it's mapping in 1989/90 suggest aspect ratios as high as 1:50 to 1:100.

Mineralization

Overview

There are several types of mineralization occurring within the Rutledge Property of which pyrrhotite-dominated Ni-Cu-PGE sulphides associated with ultramafic/mafic intrusives are of the greatest interest. Some of the additional types of mineralization may be remobilized from Ni-Cu-PGE sulphides during one the extensive episodes of deformation and metamorphism.

With over 81 airborne conductors many associated with the 75 sulphide showings discovered to date and with previous drilling intersecting sulphide mineralization up to 30.8 m in width and 200 m to depth all suggest that there is a significant mineralizing system at Rutledge Lake.

Mineralization types occurring on the property :

(a) Cu, Ni ± PGEs - Pyrrhotite-dominated massive sulphide and sulphide breccia associated with ultramafic/mafic intrusions; sulphides include: pyrrhotite with lesser pyrite, chalcopyrite, pentlandite, molybdenite, chromite and spinel.

(b) Stratabound pyrrhotite-pyrite hosted within paragneisses and affected by F1 folding and S1 shearing.

(c) Chalcopyrite with lesser pyrrhotite and pentlandite occurring within structural flexures and shears adjacent type i massive sulphide/ sulphide breccia mineralization. This mineralization occurs is limited to small pockets up to 3 cm across.

(d) Arsenopyrite, +/- Au, +/- PGE's. This mineralization occurs as narrow zones towards the edges of type i massive sulphide mineralization. An example of this mineralization would be the high grade Kizan showing in the northern part of the property. Arsenopyrite with or without quartz and +/- Au but containing no PGE's occurs outside the areas of ultramafic/mafic intrusions.

(e) Sphalerite - galena mineralization (relatively rare). One 15 cm wide zone was found in a fault zone adjacent near a zone of type i mineralization. Narrow vienlets and/or fracture coatings with sphalerite and galena also occur at other locations.

Type iii chalcopyrite mineralization appears to of limited extent and not significant. It is uncertain whether mineralization is a remobilization of type i massive sulphide mineralization or a separate mineralizing event.

There are also unanswered questions concerning type iv arsenopyrite mineralization. It has been suggested the Kizan showing which contains high As, Au and PGE values reflects remobilization from the nearby type i mineralization. Although this is certainly a possibility this conclusion is unsure since there are a number of arsenopyrite showings elsewhere on the property which contain no PGE's.

Buhlmann (1989) suggests an additional style of disseminated to banded strata-bound mineralization hosted by graphitic black schist (originally a water-lain tuff or black shale). Sulphides include pyrrhotite and pyrite with lesser chalcopyrite, molybdenite, pendlandite and chromite. This mineralization type was not noted by other workers on the property including BHP.

Rutledge 2000 Exploration Highlights - Platinum Group Metals Ltd.

2000 Exploration Highlights - Rutledge Lake Property

Channel Samples - Rock Sawed Samples

Sample ID	Area	Width (metres)	Copper (ppm)	Nickel (ppm)	Gold (ppb)	Platinum (ppb)	Palladium (ppb)	Platinum (g/t)
0MLN 001	Conductor 10	0.70	2023	1314	93	15	36	
0MLN 002	Conductor 10	0.70	1502	1519	138	18	41	
0MLN 003	Conductor 10	0.50	1872	2146	100	17	59	
0MLN 004	Conductor 10	1.00	2904	2209	147	7	58	
0MLN 005	Conductor 10	1.00	1312	1710	262	>5	51	
0MLN 006	Conductor 10	0.40	326	743	908	257	141	
0MLN 007	Conductor 10	0.40	704	1035	2336	+10000	560	55.44
0MLN 009	Conductor 10	1.00	2465	1926	136	>5	14	
0MLN 010	Conductor 10	1.00	339	349	35	40	9	

Rock Samples - Grab Samples

Sample ID	Area	Width (metres)	Copper (ppm)	Nickel (ppm)	Gold (ppb)	Platinum (ppb)	Palladium (ppb)	Platinum (g/t)
0ANP010	Conductor 10	Rock grab	446	1129	224	13	55	
0ANP011	Conductor 10	Rock grab	1991	2244	163	11	55	
0ANP012	Conductor 10	Rock grab	1477	1648	1139	>5	29	
0ANP013	Conductor 10	Rock grab	1874	1686	171	>5	38	
0ANP014	Conductor 10	Rock grab	2935	73	-5	>5	3	
0ANP015	Conductor 10	Rock grab	321	234	29	6	15	
0ANP016	Conductor 10	Rock grab	698	642	53	8	22	
0ANP017	Conductor 10	Rock grab	2221	1691	131	>5	36	
0ANP018	Conductor 10	Rock grab	1234	1241	82	10	33	
0DBP100	Conductor 6a	Rock grab	496	160	46	5	6	
0DBP101	Conductor 6a	Rock grab	529	129	50	5	8	
0DBP102	Conductor 6a	Rock grab	3084	1681	183	>5	16	
0DBP103	Conductor 6a	Rock grab	2129	1113	122	>5	23	
0DBP104	Conductor 6a	Rock grab	1518	2624	221	6	27	
0DBP107	Conductor 5a	Rock grab	2574	1006	65	>5	14	
0DBP109	Conductor 5a	Rock grab	1407	1056	69	13	34	
0DBP130	Conductor 10	Rock grab	1322	2217	184	220	54	
0DBP131	Conductor 10	Rock grab	1575	1338	167	287	29	
0DBP132	Conductor 10	Rock grab	1644	1974	109	16	49	
0DBP133	Conductor 10	Rock grab	1915	1554	255	11	41	
0DBP151	Conductor 10	Rock grab	3309	199	160	455	47	

Winter 2001 Exploration Program Results

Aims and Objectives

The aim of the program was to investigate the PGE-Ni-Cu mineralization occurring on the Rutledge Lake Property. One of the primary objectives was to study further the PGE content within the mineralization as well as to outline economic zones of PGE mineralization. This program was designed as a winter program because much of the selected target areas were under water and therefore more readily investigated when the lake was frozen. The program was designed in two parts :

(a) Linecutting and Geophysics - Max-Min EM, Magnetometer and Induced Polarization (I.P) Surveys to investigate the zones of mineralization and help define drill targets.

(b) Diamond Drilling - Drill test mineral showings and coincident geophysical anomalies indicating strike extensions to the surface showings.

Objectives of the geophysical surveys were :

(i) Outline strike and depth extent of known mineralized zones partially exposed on surface. Which would provide some guidelines for determining drill targets.

(ii) Outline new parallel additional mineralized zones not previously recognized.

(iii) Further determine and establish the geophysical responses and signatures of the mineralized zones. When combined with the drillhole data this would provide a geophysical methodology for investigating other mineralized zones and conductors on the property

Diamond Drilling

Overview

A discussion of the observations and results from the diamond drilling will follow. All drillholes intersected sulphide mineralization often over widths measured in 10's of meters. Mineralogy and geochemistry of the sulphide mineralization intersected is typical of magmatic Ni-Cu-PGE deposits.

Core samples returned highs of :

Platinum	- 388 ppb	Molybdenum	- 442 ppm
Palladium	- 125 ppb	Zinc	- 1,824 ppm
Gold	- 513 ppb	Lead	- 305 pm
Copper	- 9,181 ppm	Silver	- 9.7 ppm
Nickel	- 3,527 ppm	Vanadium	- 376 ppm
Chromium	- 1,423 ppm	Arsenic	- 669 ppm
Cobalt	- 676 ppm		

In terms of PGE's the drilling intersected only geochemically anomalous values.

North Grid-Kizan High Grade Pt Showing- DH-RL-01 to DH-RL-07

A total of 7 drill holes (724 m) were completed in the vicinity of the Kizan 55 g/t Pt showing. Holes RL-01-01 and 02 were located on L450N and directly undercut the showing and co-incident Maxmin EM conductor. Hole RL-01-03 was located on L700N tested the western edge of the conductive zone and an I.P. chargeability high at a depth of 65m. Holes RL-01-04,06 and 07 were located on L550N approximately 100m northeast of Holes RL-01-01 and 02. These holes on the same section and were designed to further test the extension of the mineralization intersected in RL-01-01 and 02 and the mineralization exposed on surface on Sulphide Island. One should note that drill hole 6R015 drilled in 1986 was located near L500N. Hole RL-01-05 was drilled on L400N and was designed to test SW extensions.

The drilling did not intersect the high-grade platinum mineralization at the Kizan showing from which a sawn channel sample taken in 2000 returned 55 g/t Pt.

Wide zones of massive sulphide and sulphide breccia were intersected measured in 10's of metres. The drilling indicates that the mineralization at depth is more extensive then the small pods of sulphide seen on surface. Major sulphides include pyrrhotite which is by far the predominant sulphide with lesser pyrite, chalcopyrite and rare arsenopyrite.

Sampling Procedures – Analytical Methods – Quality Control Program

A total of 582 samples were submitted to Bondar-Clegg Labs of North Vancouver , B.C. for Pt-Pd-Au analysis by ICPFA method as well as 30 element ICP analysis. Samples submitted include 7 surface grab samples as well as blanks ,duplicates and standards submitted in the Quality Control Program. Zones of sulphide mineralization were cut by rock saw with other samples split with a core splitter. Details describing Bondar-Clegg's procedures are given in Appendix III. One should also note that Bondar-Clegg reduced the weights of pulps for high sulphide samples so as to facilitate fusing of samples for Au, Pt and Pd determinations.

The Quality Control Program consisted of blanks and duplicates submitted 1 every 15 samples and a standard submitted 1 every 25 samples. Standards used were purchased from CANMET in Ottawa. Three PGE standards were used : WGB-1 (6.1 ppb Pt ,13.9 ppb Pd) , WMG-1 (731 ppb Pt , 382 ppb Pd) and WMS-1 (1741 ppb Pt , 1185 ppb Pd). Details on the Quality Control Program can be found in Appendix III as well as comprehensive information on the Standards used including Certificates.

A review of the analytical results indicated no quality control issues. Only one small discrepancy was noted concerning gold in one batch of samples. This discrepancy is not significant.

Conclusions

Evidence to date suggests the following :

(a) There is a PGE-Ni-Cu mineralizing event associated with mantle-derived ultramafic-mafic intrusives. Petrography and geochemistry are both suggestive of a suitable host rock for a PGE-Ni-Cu mineralizing event. Results from the first two holes returned disappointingly low values in the range of 25 to 100 ppb in PGE's but did return anomalous pathfinder elements such as Cu, Ni, Co, Cr etc.

(b) These bodies intrude the older para and orthogneisses along sub-parallel NE-SW structures. These structures and ultramafic bodies appear to occur across the 10 km width of the Rutledge Belt. Although in outcrop the ultramafic bodies and sulphide zones are small in size and discontinuous along strike and down dip. The composition of the intrusives and the significant amount of associated sulphides both suggest that there must be a larger source for both the intrusive and the accompanying mineralization.

(c) Further exploration is recommended along the Rutledge belt for large source intrusions and systematic geochemical sampling is the first part of a recommended exploration program. The budget for this work will be dependent on working capital availability and the comparison with results from other programs in early 2002.

Selected Financial Information and Management's Discussion and Analysis for PTG

The following is a summary of certain selected financial information for the last financial year of PTG which is qualified by the more detailed information appearing in the financial statements included in this Circular:

	Incorporation to Fiscal Year Ended August 31, 2000	**Fiscal Year Ended August 31, 2001**
Total Sales or total revenues (interest income)	$1,562	$60,582
Exploration and Development Expenditures	$230,479	$699,234
General and Administrative Expenses	$41,518	$486,269
Net Income (Loss)		
Total:	($39,956)	($482,687)
Per Share:	($0.03)	($0.09)
Fully Diluted Per Share Basis:	($0.03)	($0.09)
Working Capital	$154,508	$1,526,798
Properties:		
Mineral Properties	$419,370	$1,067,357
Acquisition Costs	$188,891	$360,613
Deferred Exploration and Development	$230,479	$706,744
Other Assets	$16,166	$18,255
Long-term Liabilities, Future Income Taxes	Nil	$310,000
Shareholder's Equity (Capital Deficiency):		
Dollar Amount (net or deficit)	$590,044	$2,302,410
Number of Securities	1,395,001	9,790,482[1][2]

(1) There were 9,800,482 PTG Common Shares issued and outstanding as at December 19, 2001, of which 892,840 PTG Common Shares remain subject to escrow. (see "Escrow Securities").

(2) The PTG Financing to be completed prior to the Amalgamation may result in the issuance of up to an additional 8,000,000 PTG Common Shares for gross proceeds of up to $2,000,000.

	Six Months Ended February 28, 2001	Nine Months Ended May 31, 2001	Year Ended August 31, 2001
Net Sales or Total Revenues (interest income)	$14,041	$40,872	$60,582
Income from Operations	Nil	Nil	Nil
Net Income (Loss)			
Total:	($131,358)	($316,362)	($482,687)
Basic and Fully Diluted Loss Per Share:	($0.09)	($0.07)	($0.09)

General

Incorporation to Fiscal Year Ended August 31, 2000

During the fiscal year ended August 31, 2000, PTG made option payments and incurred other costs of $7,000 for the acquisition of the Rutledge Lake Property, and expended $64,078 on the exploration of the Rutledge Lake Property. During the fiscal year ended August 31, 2000, PTG made option payments and incurred other costs of $153,891 for the acquisition of the Sudbury property (the "Sudbury Property"), and expended $109,121 on the exploration of the Sudbury Property. During the fiscal year ended August 31, 2000, PTG made option payments and incurred other costs of $28,000 for the acquisition of the Thunder Bay property (the "Thunder Bay Property"), and expended $57,280 on the exploration of the Thunder Bay Property (see "Properties of PTG"). PTG does not have a comparative earlier year period.

In order to acquire the property positions and interests PTG also committed during the period ending August 31, 2000 to issue a total of 100,000 Common Shares.

Other capital assets were acquired for cash costs of $18,426, including office furniture, computers and software. Accumulated depreciation, recorded as at August 31, 2000, was $2,260. During the year ended August 31, 2000, PTG incurred a loss of $39,956. The loss relates primarily to accounting and legal expenses, management fees, and maintenance of office premises. PTG does not have a comparable earlier period. The loss is expected to increase over the next two years as PTG's activity level increasing would increase the amount of such expenses and no significant revenue is forecasted over this period.

Compensation for corporate management in the six months of operation in fiscal 2000 consisted of $11,025 paid in management fees and geological consulting to the President, R. Michael Jones. Accounting and legal expenses of $22,171 during the initial six months to August 31, 2000 consists of legal expenses incurred relating to general corporate matters and accounting expenses relating to the audit of PTG and general accounting advice. During the initial six months of PTG's existence, $610,000 was received for issuance of 4,000,001 shares or Special Warrants convertible for one Common Share for cash. PTG initiated operations in March 2000 so there are no earlier comparable periods.

Fiscal Year Ended August 31, 2001

During the fiscal year ended August 31, 2001, PTG made option payments and incurred other costs of $15,304 for the acquisition of the Rutledge Lake Property, and expended $445,680 on the exploration of the Rutledge Lake Property. The exploration budget for Rutledge was $900,000 in PTG's initial public offering prospectus ("Prospectus") in February 2001 but as a result of less than expected drill results a decision on the completion of the Rutledge budgeted program was deferred until the evaluation of PTG's other properties was completed and other financing alternatives for the project were explored. During the fiscal year ended August 31, 2001, PTG made option payments and incurred other costs of $95,768 cash and

$39,650 in shares for the acquisition of the Sudbury property (the "Sudbury Property"), and expended $169,212 on the exploration of the Sudbury Property. This compares to a budget of $400,000 in PTG's Prospectus however this relates to better results being returned from the Thunder Bay Projects and resources being diverted to this exploration program. During the fiscal year ended August 31, 2000, PTG made option payments and incurred other costs of $21,000 for the acquisition of the Thunder Bay property (the "Thunder Bay Property"), and expended $161,373 on the exploration of the Thunder Bay Property (see "Properties of PTG"). This compares to a total budget for the Thunder Bay Project of $150,000 in PTG's Prospectus. The increase in mineral exploration compared to the previous year relates to PTG's plan as outlined in its Prospectus.

In order to acquire the property positions, and continue with property options and interests PTG also issued during the year ending August 31, 2001 a total of 210,000 PTG Common Shares.

Other capital assets were acquired for cash costs of $9,160 including office furniture, computers and software. During the year ended August 31, 2001, PTG incurred a loss of $482,687. The loss relates primarily to accounting and legal expenses, management fees, and maintenance of office premises. This compares to a loss of $39,956 for the partial year ended August 31, 2000. The increased loss is related to PTG's higher level of corporate activity as a public company for the current year compared to a private company in the prior year. The loss is expected to continue at this level for the next three to five years at least as PTG's activity level and the amount of such expenses is expected to continue and no significant revenue is forecasted over this period.

Compensation for corporate management in the twelve months of operation in fiscal 2001 consisted of $86,453 paid in management fees primarily to the President, R. Michael Jones. Geological and administration fees of $57,790 were paid to Dennis Gorc, Vice President of Exploration. Accounting and legal expenses of $130,311 during the year ended August 31, 2001 consists of legal expenses incurred relating to general corporate matters and accounting expenses relating to the audit of PTG and general accounting advice. Accounting Services of $41,100 were paid to a partnership in which an officer has an interest.

These costs and expenses are significantly higher than the prior year but during the prior year PTG was private therefore the prior year does not represent an equal comparison in terms of activity level.

During the year ended, $3,043,453 was received for issuance of 8,395,481 Common shares. PTG issued 210,000 PTG Common Shares at a fair market value of $57,050 for mineral properties. This compares with the receipt of $89,000 for the issue of 1,395,001 Common shares when PTG was in the private stage during the fiscal year ended August 31, 2000.

Liquidity and Capital Resources

Since inception, PTG's capital resources have been limited to the amount raised from the sale of equity. PTG has had to rely upon the sale of equity securities for cash required for exploration and development purposes, for acquisitions and to fund the administration of PTG. Since PTG does not expect to generate any revenues in the near future, it will have to continue to rely upon sales of its equity to raise capital. There can be no assurance that equity financing, will always be available to PTG in any amount. Mining exploration is a capital-intensive business with periods of many years from initial exploration to any prospect of revenues. This nature of the mining business increases risks of insufficient capital resources above the risk level of many other businesses. These risks are increased in PGE exploration as a result of the rare nature of economic PGE deposits. See "Risk Factors"

Other than as described under "Exploration Properties" and as described in PTG's audited financial statements for the fiscal period ended August 31, 2001, PTG does not have any commitments for material expenditures over either the near or long term and none are presently contemplated over normal operating requirements. However, the amount required to perfect PTG's option mineral rights exceeds the projected working capital following the PTG Financing, see "PTG - Other Material Facts". See "Risk Factors"

Further share issuance required to perfect all of PTG's property interests are 495,000 shares over four to five years, Further cash payments of $778,500 and exploration assessment and option earn-in requirements of $2,127,000 are required to perfect all of PTG's property interests. However these potential share issuances, cash payments and exploration requirements are optional and it is not likely that all of the properties will have sufficient promise for PTG to exercise the option to perfect the interest on all of the properties. See "Risk Factors"

In order to maintain the properties in good standing for 1 year from January 1, 2002 the following payments and exploration work are required: the issuance of 205,000 PTG Common Shares, cash payments of $239,500, and exploration assessment work and optional agreement exploration expenditures of $445,428 and $35,000 respectively.

Results of Operations

The following table provides additional information for PTG's progress relative to its stated plans in its initial public offering for exploration expenditures. This information is also important since it also indicates PTG's progress relative to the requirements under flow through agreements entered into in December 2000 to renounce qualified Canadian exploration expenditures "CEE" to the flow through share purchasers not later than December 31, 2001 under the CEE rules. As at the date of this information circular PTG is expected to meet its obligations with respect to CEE by continued exploration expenditure up to December 31, 2001 however these expenditures will reduce working capital by approximately $ 600,000 from the August 31, 2001 levels.

August 31, 2001 Canadian Exploration Expenditures

	Total Budget Per Prospectus	Estimated Budget 12/31/00-08/31/01	Actual Expenditures 12/31/00-08/31/01	Estimated Variance
Exploration				
Rutledge	$ 900,000	$800,000	$407,670	($392,330)
Sudbury	400,000	300,000	123,477	(176,523)
Thunder Bay	150,000	120,000	150,527	30,527
Subtotal	$1,450,000	$1,220,000	$681,674	($538,326)
General Administration and Professional Fees	348,000	232,000	395,802	163,802
Acquisition Costs	127,300	127,000	106,859	(20,141)
Total	$1,925,300	$1,579,000	$1,184,335	($394,665)

Exploration expenditures were increased from August 31, 2001 to the date of this Information Circular to bring the total exploration expenditures up to the total of $ 1,310,000 expected by December 31,2001. This work was primarily the Thunder Bay properties and is continuing as a result of better exploration results from these properties as reported in the Exploration Reports. "See "Properties of PTG"

Dividends

PTG has not paid any dividends since incorporation and it has no plans to pay dividends in the immediate future. PTG expects to retain its earnings to finance further growth and, when appropriate, retire existing debt. The directors of PTG will determine if and when dividends should be declared and paid in the future based on PTG's financial position at the relevant time. All the PTG Common Shares are entitled to an equal share in any dividends declared and paid.

Share and Loan Capital

All of the PTG Common Shares are fully paid and not subject to any future call or assessment. All of the PTG Common Shares rank equally as to voting rights, participation in a distribution of the assets of PTG on a liquidation, dissolution or winding-up of PTG and the entitlement to dividends. The PTG Members are entitled to receive notice of all meetings of shareholders and to attend and vote at such meetings. Each PTG Common Share carries with it the right to one vote.

Existing and proposed share capital

The authorized share capital of PTG consists of 1,000,000,000 Common Shares without par value. As at the date of the Circular, PTG had a total of9,800,842 PTG Common Shares outstanding. PTG has no current or proposed long term debt.

Options and Other Rights to Purchase Shares

Incentive Stock Options

As at the date of this Circular, PTG has granted non-transferable incentive stock options to acquire up to 840,000 Common Shares, to the following persons, as a group:

Name	Reason for Grant	Number of Common Shares	Exercise Price ($)	Expiration Date	Market Value at Date of Grant	Market Value at December 19, 2001
Executive Officers (3)	Incentive	465,000	0.55	01-31-05 & 06-14-05	N/A[1] $0.36	$0.27
Directors Who are Not Executive Officers (2)	Incentive	325,000	0.55	01-31-05	N/A[1]	$0.27
Consultants (2)	Incentive	50,000	0.55	01-31-05	N/A[1]	$0.27

(1) The Company's common shares did not trade on the Canadian Venture Exchange until March 6, 2001, on which date they traded at a price of $0.55 per share.

PTG's outstanding incentive stock options are subject to the following vesting provisions: 25% have been vested, an additional 25% will vest on the 1st anniversary, an additional 25% will vest on the 2nd anniversary and the remaining 25% will vest on the 3rd anniversary. PTG's incentive stock options are also subject to termination 30 days after an optionee ceases to be a director, officer, employee or consultant of PTG. Following the Amalgamation, all outstanding PTG Options will entitle the holder thereof to acquire Amalco Common Shares on the basis of one Amalco Common Share for every right to acquire one PTG Common Share and otherwise under identical terms and conditions.

Broker's Warrants

PTG has issued to Raymond James Ltd., Wolverton Securities Ltd., Haywood Securities Inc., Pacific International Securities Inc. and Odlum Brown Limited an aggregate of 557,848 PTG Warrants of which 2,000 have been exercised as payment of agent's fees in connection with PTG's initial public offering and a brokered private placement. Each PTG Warrant entitles the holder to purchase one PTG Common Share until December 22, 2002 at a price of $0.55 per PTG Share as to 236,309 PTG Warrants and until March 2, 2003 at a price of $0.50 per PTG Share as to 319,539 PTG Warrants. Upon completion of the Amalgamation, each PTG Warrant will entitle the holder to purchase one Amalco Common Share under the same terms and conditions as detailed above.

Property Option Agreements

As of the date of this Circular, PTG has agreed, at PTG's option, to issue up to 205,000 PTG Common Shares during the 12 months following January 1, 2002, pursuant to various property option and services agreements. See "Properties of PTG".

Prior Sales

During the twelve months preceding the date of this Circular, PTG has issued the following PTG Common Shares:

Date of Issue	Description of Issue	No. of PTG Common Shares Issued	Issue Price per PTG Common Share	Gross Proceeds
February 20, 2001	Exercise of Special Warrants	2,383,090	$0.55	$1,310,700
March 6, 2001	Initial Public Offering	3,195,391	$0.55	$1,597,695
March 6, 2001	Exercise of Special Warrants	615,000	$0.20	$123,000
March 9, 2001	Exercise of Special Warrants	450,000	$0.20	$90,000
March 12, 2001	Exercise of Special Warrants	600,000	$0.20	$120,000
March 13, 2001	Exercise of Special Warrants	25,000	$0.20	$5,000
March 14, 2001	Exercise of Special Warrants	340,000	$0.20	$68,000
March 16, 2001	Exercise of Special Warrants	425,000	$0.20	$85,000
March 19, 2001	Exercise of Special Warrants	150,000	$0.20	$30,000
April 30, 2001	Treasury Change (Property Option)	195,000	$0.26	$51,350
May 25, 2001	Treasury Change (Property Option)	15,000	$0.38	$5,700
August 15, 2001	Exercise of Special Warrants	2,000	$0.55	$1,100
October 2, 2001	Treasury Change (Property Option)	10,000	$0.26	$2,600

Price Range and Trading Volumes

The PTG Common Shares are listed and posted for trading on the CDNX. The following table sets out, for the periods indicated, the high and low sales price and the volume of trading for the PTG Common Shares:

PERIOD	HIGH	LOW	VOLUME
March 2001	$0.73	$0.50	4,083,902
April 2001	$0.55	$0.35	205,050
May 2001	$0.39	$0.33	78,202
June 2001	$0.46	$0.36	405,008
July 2001	$0.52	$0.39	681,855
August 2001	$0.62	$0.45	644,073
September 2001	$0.49	$0.28	109,800
October 2001	$0.30	$0.21	113,400
November 1-14	$0.27	$0.21	10,500
November 15-21	$0.28	$0.27	5,500
November 22-30	$0.26	$0.24	31,300
December 1-7	$0.29	$0.29	6,000
December 8-14	$0.26	$0.26	929,000

The closing price of the PTG Common Shares on the CDNX on December 19, 2001 was $0.27.

Escrow Securities

On February 14, 2001, PTG entered into an escrow agreement with PCTC and its principal holders whereby 1,190,454 PTG securities were placed in escrow (the "Escrowed Securities"). Upon completion of PTG's initial public offering, 10% of the Escrowed Securities were released from escrow and since that time an additional 15% of the Escrowed Securities have been released from escrow. The remaining securities subject to escrow as at December 19, 2001 are as follows:

Designation of Class	Number of Securities held in Escrow	Percentage of Class
Common Shares	892,840	9.1%

Principal holders of voting securities

The PTG members holding directly or indirectly or holding control or direction over PTG Common Shares equal to 10% of PTG's issued voting securities is disclosed under the heading "VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF" in this Circular.

Directors and Officers

The current directors of PTG, their municipalities of residence, their current positions and offices with PTG, their principal occupations during the five years prior to the date of this Circular are disclosed under the heading "PTG ANNUAL GENERAL MEETING MATTERS - Election of Directors" in this Circular.

The current officers of PTG, their municipalities of residence, their current positions and offices with PTG, their principal occupations during the five years prior to the date of this Circular are disclosed in the table below:

Name, Position and Country of Residence(1)	Principal Occupation During the Past 5 Years(1)	Previous Service as an Officer	Number of PTG Common Shares(2)
Cyrus Driver (3) Chief Executive Officer Vancouver, B.C.	Partner, Driver Anderson, Chartered Accountants since 1981; Chief Financial Officer of PTG	Nov. 2, 2000	Free Trading - 22,500 Escrowed - 37,500 Options - 90,000 Total 150,000
Dennis Gorc Vice-President, Exploration Surrey, B.C.	Geological Consultant; Vice-President, Exploration for PTG	May 25, 2000	Free Trading - 60,500 Escrowed - 112,500 Options - 150,000 Total 323,000

NOTES:

(1) The information as to country of residence and principal occupation, not being within the knowledge of PTG, has been furnished by the respective directors individually.

(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of PTG, has been furnished by the respective directors individually.

(3) Does not include the 20,000 FT Shares which Mr. Driver has agreed to subscribe for pursuant to the PTG Financing. See "Platinum Group Metals Ltd. - Other Material Facts".

As a group the officers of PTG hold a total of 233,000 PTG Common Shares representing approximately 2.4% of PTG's issued and outstanding share capital as at December 19, 2001. In total the directors and officers of PTG, as a group, hold 1,319,454PTG Common Shares representing approximately 13.5% of PTG's issued and outstanding share capital as at December 19, 2001.

Corporate Cease Trade Orders or Bankruptcies

No director, officer, promoter or other member of management of PTG is, or during the ten years preceding the date of this Circular has been, a director, officer, or promoter of any issuer (other than PTG) that, while the person was acting in that capacity:

1) was the subject of a cease trade or similar order that denied such issuer access to any statutory exemptions for a period of more than 30 consecutive days, or

2) was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets.

Penalties or Sanctions

Within the ten years preceding the date of this Circular, no director, officer, promoter, or other member of management of PTG has been the subject of any penalties or sanctions imposed by a court or a securities regulatory authority relating to trading in securities, the promotion, formation or management of a publicly traded company, or involving theft or fraud, except Mr. Jones entered into a settlement agreement with the Alberta Securities Commission (June 30, 1993) with respect to the late filing of insider reports on Cathedral Gold Corporation. The settlement agreement involved costs of approximately $250 and an undertaking to complete the officers and directors public company course at Simon Fraser University. Full cooperation was provided by Mr. Jones and no further action has been required. The undertaking was fulfilled in May 1994.

Personal Bankruptcies

During the ten years preceding the date of this Circular, no director, officer, promoter or other member of management of PTG has been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceeding, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

Conflicts of interest

Directors and officers of PTG may be presented, from time to time, with situations or opportunities which may give rise to apparent conflicts of interest which cannot be resolved through arm's length negotiations but only through exercise by the directors and officers of such judgment as is consistent with their fiduciary duties to the Issuer especially insofar as taking advantage, directly or indirectly, of information and opportunities acquired in their capacities as directors and officers of the Issuer. Any transactions with officers and directors will be on terms consistent with industry standards and sound business practice in accordance with the fiduciary duties of those persons to the Issuer, and, depending upon the magnitude of the transactions and the absence of any disinterested board members, may be submitted to the shareholders for their approval.

In the opinion of the management of PTG, there are no existing or potential conflicts of interest among the Issuers, its directors, officers, principal shareholders and persons providing professional services to PTG which could reasonably be expected to affect an investor's investment decision, except as disclosed elsewhere in this Circular.

Management of PTG

R. Michael Jones, (Age 38), President, Chief Executive Officer, Director and Promoter

Mr. Jones holds a Bachelor of Applied Science (Geological Engineering) from the University of Toronto (1985). Mr. Jones' experience includes mineral exploration in Canada, the U.S.A. Guyana, and Honduras for base and precious metals since 1985 and includes the formation and management, as a senior executive, of mineral exploration, development and mining companies. Mr. Jones has been a senior officer of public mineral exploration and development companies since 1987. He was a founder of Glimmer Resources Inc. that was involved in the discovery and exploration of the Glimmer Gold mine near Timmins, Ontario, he was the President of Cathedral Gold Corporation, a producing gold mining company from 1992 to 1997, and he was a Vice President of Aber Resources, a mining company that is developing a diamond mine, from 1997 to 1999. Mr. Jones has not explored for PGE deposits prior to his work with PTG. Currently Mr. Jones spends approximately 90% of his time devoted to PTG. His responsibilities include: management of all PTG's business and the final review of exploration programs and budgets.

Dr. Barry Smee, (Age 55), Secretary and Director

Dr. Smee received his PhD from the University of New Brunswick in 1982 and received his B.Sc. from the University of Alberta in 1969. He holds the professional designation of P.Geo from APEGBC. Since 1990, Dr. Smee has been the President of Smee & Associates, offering consulting, geological and geochemical services to the mining industry. Dr. Smee has been a director of Colony Pacific Explorations Ltd., a public company listed on The Toronto Stock Exchange, since 1997 and has acted as a director of several other public companies including Getchell Resources, Leeward Capital, X-Cal Resources and Cross Lake Minerals. Currently Dr. Smee spends approximately 10% of his time devoted to PTG. His responsibilities include: a role as an independent director and a consulting role as a geochemist as required.

Douglas S. Hurst (Age 39), Director

Mr. Hurst received his Bachelor of Science in Geology from McMaster University in 1986. Since 1995, Mr. Hurst has been the President of D.S Hurst Inc., offering corporate, evaluation and financing consulting services to the mining industry. Mr. Hurst has previous experience as a mining analyst for Sprott Securities (from 1994 to 1995) and for McDermid St. Laurence (from 1987 to 1994). Mr. Hurst has been a director of International Wayside Gold Mines Ltd., a public company listed on the Exchange, since June 2000. Currently Mr. Hurst spends approximately 5% of his time devoted to PTG. His responsibilities include: a role as an independent director.

Iain D.C. McLean (Age 46), Director

Mr. McLean received his M.B.A. from Harvard Business School in 1986 and received his B.Sc (Eng.) in Mining from the Imperial College of Science and Technology (London, England) in 1978. Mr. McLean holds the professional designations of C.Eng. and MIMM from the Institute of Mining and Metallurgy. Mr. McLean has acted as the Chief Operating Officer of several private high technology companies since 1995 and was the Vice President of Operations at Ballard Power Systems from 1993 to 1995. Currently Mr. McLean spends approximately 25% of his time devoted to PTG. His responsibilities include: assisting the President in all aspects of his work and focussing on strategic partnerships and new businesses.

Dennis Gorc (Age 49), Vice President, Exploration

Mr. Gorc holds a Bachelor of Science in Engineering (B.Sc Eng.) from Queens University (1976). Mr. Gorc has been self employed since 1995 and has been Vice President, Exploration of PTG since May 25, 2000. Mr. Gorc's experience includes exploration in most parts of Canada and foreign experience in Indonesia, Central America, Guyana and Siberia. His experience is in a variety of geological settings and environments but not specifically for PGE deposits prior to work with PTG. Currently Mr. Gorc spends approximately 90% of his time devoted to PTG. His responsibilities include: oversight on PTG's exploration programs and execution of Sudbury programs.

Cyrus Driver (Age 53), Chief Financial Officer

Mr. Driver is a chartered accountant and founding partner of the firm Driver Anderson since its inception in 1981. He has extensive experience with the services required by junior listed companies and the securities regulations. He is a director of four companies: Dot.com Technologies Inc., Paloma Ventures Inc., Superior Mining Corp. and Cobra Venture Corporation. Currently Mr. Driver spends approximately 20% of his time devoted to PTG. His responsibilities include: acting as Chief Financial Officer and attending to PTG's accounting.

None of the directors or officers of PTG have entered into a non-competition or non-disclosure agreement with PTG. See "PTG ANNUAL MEETING MATTERS - Election of Directors" and "Platinum Group Metals Ltd. - Directors and Officers" for more information.

Executive Compensation

See the disclosure under "PTG Annual General Meeting Matters".

Indebtedness of Directors and Executive Officers

See the disclosure under "PTG Annual General Meeting Matters".

Risk Factors

Stage of Development

PTG was recently incorporated in 2000 and therefore does not have a track record of operating history. Although PTG's management has experience in mineral exploration, none of PTG's management or directors have been involved in a PGM mine. Further, all of PTG's properties are in the exploration stage and are not commercially viable at this time.

Exploration and Mining Risks

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines.

AT PRESENT, THERE ARE NO KNOWN BODIES OF COMMERCIAL ORE OR ANY KNOWN RESOURCES ON PTG'S RUTLEDGE LAKE, SUDBURY AND THUNDER BAY PROPERTIES AND THE PROPOSED EXPLORATION PROGRAMS ARE AN EXPLORATORY SEARCH FOR ORE. EXPLORATION FOR PGE INVOLVES HIGHER RISK THAN MANY OTHER MINERAL COMMODITIES AS A RESULT OF THE RARITY OF THE DEPOSITS. THERE ARE ONLY TWO PGE PRIMARY PRODUCING MINES IN ALL OF NORTH AMERICA.

Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explorations, cave-ins, landslides, and the inability to obtain suitable adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. PTG has relied on and may continue to rely upon consultants and others for exploration and development expertise. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineral deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing PGE and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. PTG has no producing mines at this time.

Financing Risks

PTG has limited financial resources, has no source of operating cash flow, and has no assurance that additional funding will be available to it for further exploration and development of its properties beyond its current programs and it is not anticipated that sufficient funds are available in this financing even with good exploration success to complete enough work to confirm ore on one of its properties, or to fulfill its obligations under any applicable agreement. Presently, the only source of financing for PTG is through the sale of its equity securities or optioning or joint venturing of those properties in which it has an interest, and there can be no assurance it will be able to raise funds in such manner at any given time. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its mineral properties, with the possible loss of such properties, or the inability to acquire any additional mineral properties.

Uninsurable Risks

In the course of exploration, development, and production of mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding, and earthquakes, may occur. It is not always possible to fully insure against such risks and PTG may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of PTG.

No Assurance of Titles or Boundaries

PTG has obtained records from the government offices with respect to all of the mineral claims it has staked or acquired option agreements to and has searched government records for mineral title on the private mineral lands in the Sudbury area, but this should not be construed as a guarantee of title. Other parties may dispute title to any of PTG's mineral properties and any of PTG's properties may be subject to prior unregistered agreements or transfers or land claims by aboriginal, native, or indigenous peoples, and title may be affected by undetected encumbrances or defects or governmental actions.

Regulatory Requirements and Special Interests

The projects in which PTG has an interest are located in Ontario and the Northwest Territories, Canada. Mineral exploration and mining activities in Ontario and the Northwest Territories may be affected in varying degrees by political instability and government regulations relating to environmental and native groups and their activities aimed at the resource and mining industry. Any changes in regulations or shifts in political conditions are beyond the control of PTG and may adversely affect its business. Future operations may be affected in varying degrees by government regulations with respect to restrictions on access to the mineral rights, production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety. The status of Canada as a country highly sensitive to native demands may make it more difficult for PTG to obtain any required exploration, development and production financing for all of PTG's projects. The effect of all of these factors cannot be accurately predicted. There can be no assurance that the present administrations, or any successor governments, can sustain the timely access to minerals envisaged in the mining laws of Canada, notwithstanding the potential compliance of PTG.

Permits and Licenses

The operations of PTG may require licenses and permits from various governmental authorities. There can be no assurance that PTG will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

Metal Prices

Even if PTG's exploration programs are successful, factors beyond the control of PTG may affect the marketability of any minerals discovered. Metal prices have historically fluctuated widely, particularly in recent years, have been generally declining in real terms and are affected by factors beyond PTG's control, including inflation, international economic and political trends, currency exchange fluctuations, interest rates, global and regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot accurately be predicted and can render any deposit which is outlined uneconomic to exploit.

PGE PRICES MAY BE PARTICULARLY VOLATILE AS A RESULT OF THE FEW NUMBER OF SOURCES, THE POTENTIAL FOR SUBSTITUTION AND THE RELATIVELY RESTRICTED MARKET SIZE FOR THE METALS WHEN COMPARED TO OTHER COMMODITIES. THESE FACTORS, BEYOND PTG'S CONTROL, MAY HAVE A SIGNIFICANT EFFECT ON THE ABILITY OF PTG TO FINANCE FURTHER EXPLORATION AND THE INTEREST AND PRICE OF PTG'S SHARES.

Competition

The mineral industry is intensely competitive in all its phases. PTG competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. Technical expertise in the PGE business is extremely rare.

Environmental Regulations

PTG's operations, including but not limited to exploration, are subject to environmental laws, regulations and rules promulgated by government agencies from time to time. Environmental legislation is changing frequently and provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards and enforcement, and fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and their directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations or make deposits uneconomic to develop.

Promoters

See the disclosure under "PTG Annual General Meeting Matters".

Legal Proceedings

There are no legal proceedings to which PTG is a party, nor to the best of the knowledge of management are any legal proceedings contemplated.

Auditors, Registrar and Transfer Agent of PTG

The auditors of PTG are Deloitte & Touche LLP, 2100 - 1055 Dunsmuir Street, Vancouver, B.C., V7X 1P4.

The registrar and transfer agent of PTG is Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver B.C., V6C 3B8.

Material Contracts of PTG

The following are the currently outstanding material contracts which PTG has entered into during the past two years, other than contracts in the ordinary course of business:

(a) Option Agreement, dated March 29, 2000, between PTG and John Brady in respect of the claims forming part of the Sudbury Property. See "Properties of PTG - Sudbury Property".

(b) Option Agreement, dated March 30, 2000, as amended October 31, 2000, between PTG and East West Resources Corporation in respect of the Pebble Property. See "Properties of PTG - Thunder Bay Property".

(c) Compensation Agreement, dated April 1, 2000, between PTG and John Brady for consulting services to arrange agreements with patented landholders in the Sudbury area. See "Properties of PTG - Sudbury Property".

(d) Letter Agreements with Sudbury Landholders, variously dated April, 2000, for mineral rights on patented land forming part of the Sudbury Property. See "Properties of PTG - Sudbury Property".

(e) Staking Agreement, dated April 5 and 17, 2000, between PTG and Norcal in respect of claims forming part of the Sudbury Property. See "Properties of PTG - Sudbury Property".

(f) Joint Venture Agreements, dated April 5, 2000, between PTG and Norcal Resources Ltd. in respect of mineral claims forming part of the Sudbury Property. See "Properties of PTG - Sudbury Property".

(g) Option Agreement, dated April 10, 2000, as amended October 31, 2000, between PTG and Canadian Golden Dragon Resources Corporation in respect of the South Legris Property. See "Properties of PTG - Thunder Bay Property".

(h) Subscription agreement, dated April 18, 2000, with respect to the issuance of 1,000,000 common shares. See "Share and Loan Capital "

(i) Option Agreement, dated May 12, 2000, between PTG and John and Marie Brady in respect of the Sudbury Property. See "Properties of PTG - Sudbury Property".

(j) Option Agreement, dated May 15, 2000, between PTG and Jim Positano in respect of claims in the Henry Block of the Sudbury Property. See "Properties of PTG - Sudbury Property".

(k) Subscription agreements, variously dated in April and May, 2000, with respect to the issuance of 395,000 common shares and 2,605,000 special warrants. See "Share and Loan Capital ".

(l) Option Agreement, dated June 7, 2000, as amended June 7, 2001, between PTG and Bill Kizan in respect of the Rutledge Lake Property. See "Properties of PTG - Rutledge Lake Property".

(m) Option Agreement, dated June 14, 2000, between PTG and Roland Dubeau in respect of claims in the Henry Block of the Sudbury Property. See "Properties of PTG - Sudbury Property".

(n) Letter Agreements with Henry, Loughrin and Hagar Landholders, variously dated between April and June 2000, for mineral rights on patented land forming part of the Henry Loughrin Property. See

"Properties of PTG - Henry Loughrin Property".

(o) Option Agreement, dated September 27, 2000, as amended October 3, 2001, between PTG and Frank Racicot with respect to the Sudbury Property. See "Properties of PTG - Sudbury Property".

(p) Right of First Offer Agreement, dated October 18, 2000, between PTG and Impala Platinum Holdings Ltd. regarding the Rutledge Lake Property. See "Properties of PTG - Rutledge Lake Property".

(q) Agency Agreement, dated November 30, 2000, between PTG and Raymond James.

(r) Agency and Sponsorship Agreement, dated February 15, 2001, between PTG and the Agents.

(t) Subscription agreements, dated December 22, 2000, with respect to the issuance of 2,383,090 FT Special Warrants.

(s) Flow-Through Special Warrant Indenture, dated December 22, 2000, between PTG and the Trustee with respect to the 2,383,090 FT Special Warrants.

(t) Escrow Agreement, dated February 14, 2001, between PTG, the Trustee and PTG's Principals. See "Escrow Securities."

(u) Stock Option Agreements, dated January 31, 2001 and June 14, 2001, between PTG and PTG's directors, officers, employees and consultants. See "Options and Other Rights to Purchase Shares".

(v) Management Services Agreement dated February 27, 2001 between PTG and R. Michael Jones for management and administrative services. See "PTG Annual General Meeting Matters - Management Contracts".

(w) Management Services Agreement dated February 27, 2001 between PTG and Dennis Gorc for geological and exploration management services. See "PTG Annual General Meeting Matters - Management Contracts".

(x) Option Agreement dated March 28, 2001 between PTG, Scott Jobin-Bevans, Richard W. Rintala and Cecil Johnson in respect of the South Street Property. See "Properties of PTG - South Street Property".

(y) Letter Agreement dated March 23, 2001and effective April 2, 2001 between PTG and Roth Investor Relations, Inc. for investor relations services.

(z) Letter Agreement dated May 16, 2001 between PTG and Victory Corporate Consulting for investor relations services.

(aa) Consulting Agreement dated August 14, 2001 between PTG and Iain McLean for consulting services. See "PTG Annual General Meeting Matters - Management Contracts".

(bb) Option Agreement dated August 22, 2001 between PTG and John Brady in respect of the Beaumont Property. See "Properties of PTG - Beaumont Property".

(cc) Lease Agreement dated September 20, 2001 between PTG and Morguard Real Estate Investment

Trust for the lease of office space located at Suite 800 - 409 Granville Street, Vancouver, BC.

(dd) Option Agreement dated September 27, 2001 between PTG and Canplats Resources Corporation in respect of the Stucco Property. See "Properties of PTG - Stucco Property".

(ee) Subscription agreements dated for reference October 23, 2001 to various subscribers in connection with the PTG Financing for a total of 1,327,500 FT Shares.

(ff) Loan Agreement, dated November 7, 2001, whereby PTG will loan $100,000 to NMM.

(gg) Amalgamation Agreement dated as of December 19, 2001 among PTG and NMM. See "THE AMALGAMATION".

The material contracts described above may be inspected at the offices of Gowling Lafleur Henderson LLP at Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, B.C., V7X 1J1 during normal business hours until a period of 30 days after the Amalgamation Date.

Interests of Experts

Except as disclosed in this Circular, no professional person who is named as having prepared part of this Circular or prepared a report described in this Circular, or any partner of such a professional person, has any beneficial interest, direct or indirect, in any securities or property of PTG.

Other Material Facts

PTG announced on October 23, 2001, subject to regulatory approval, the PTG Financing as a brokered private placement of up to 8,000,000 special warrants, at a price of $0.25 per special warrant, with each special warrant being exercisable into either flow-through or non flow-through PTG Common Shares, for no additional cost, for gross proceeds of up to $2,000,000. The PTG Financing has been amended so that it now constitutes a non-brokered private placement of up to 8,000,000 flow-through PTG Common Shares (the "FT Shares") or non flow-through PTG Common Shares, at a price of $0.25 per PTG Common Share, for total gross proceeds of up to $2,000,000. Currently PTG has subscriptions for up to 1,327,500 FT Shares for total proceeds of $331,875 (the "current portion of the PTG Financing"). Two of the placees of the current portion of the PTG Financing are insiders of PTG. R. Michael Jones, the President, Chief Executive Officer and a director of PTG has agreed to subscribe for 99,500, FT Shares and Cyrus Driver, the Chief Financial Officer of PTG has agreed to subscribe for 20,000 FT Shares. The PTG Financing, including the current portion of the PTG Financing, is subject to CDNX acceptance. There is no guarantee that the PTG Financing, in whole or in part, will close.

NEW MILLENNIUM METALS CORPORATION

Name and Incorporation

NMM was incorporated on March 11, 1983 under the laws of the Province of British Columbia under the name of "Harvey Creek Gold Placers Ltd.". On November 4, 1998, NMM increased its authorized capital from 10,000,000 common shares without par value to 100,000,000 common shares without par value. On March 22, 1999, NMM changed its name to its current name, "New Millennium Metals Corporation".

NMM's principal business office is located at Suite 1730, 355 Burrard Street, Vancouver, British Columbia, V6C 2G8 and its registered and records offices are located at Suite 1750, 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6.

NMM's common shares are listed and posted for trading on the Canadian Venture Exchange Inc. NMM is a reporting issuer in the Provinces of British Columbia and Alberta and a foreign reporting issuer in the United States. NMM has no subsidiaries.

General Development of the Business of NMM

NMM was originally involved in exploration for gold on its Simlock Creek Property, British Columbia (1983 to 1999). The exploration focus of NMM changed to platinum group metals or equivalents (including platinum (Pt), palladium (Pd), and rhodium (Rh); and otherwise referred to collectively as "PGM" or alternatively "PGE" herein) early in 1999, with the acquisition by option agreement of an interest in the Agnew Lake Property, Ontario, a platinum group metals exploration property.

From early 1999 to the present, NMM has acquired interests by direct staking or by option agreement in a total of 20 mineral properties located in Canada, which NMM has explored, is exploring or intends to explore for platinum group metals. These exploration properties consist of the various properties comprising the Lac des Iles Project (principally, the Lac des Iles River Property and Shelby Lake Property), the Agnew Lake Property, the Otter Tooth Property, and the Salter Property, all located in Ontario, and more particularly described below.

The material exploration properties of NMM referred to in this Information Circular have no proven commercially viable reserves. NMM has not commenced production on any of its properties. If results of its exploration program so warrant, NMM intends to proceed with the development of its properties and NMM will seek to develop any such properties that develop sufficient merit.

Narrative Description of the Business of NMM

Properties of NMM

The following disclosure regarding the properties of NMM has been prepared under the supervision of Marek J. Kreczmer a qualified person and a director of NMM.

Lac des Iles Project, Ontario

Commencing in February 2000, NMM began to build a large land position in the Lac Des Iles District of Ontario, culminating with NMM becoming the largest single claimholder in the district. The Lac


Sioux Lookout
CNR
Armstrong
Sturgeon Lake
Lake Nipigon
Lac Des Iles Project
Highway 17
Lac Des Iles Mine
CPR
Nipigon
Lac Des Mille Lac
Atikokan
CNR
Raith
Dog Lake
Highway 11
Thunder Bay
Canada
U.S.
40
80 Kilometres
Lake Superior

Figure 1 - Lac Des Iles Project - Regional Location Map



LAC DES ILES PGE PROJECT
Thunder Bay Area, Ontario
Land Holdings, Known Intrusions and PGE Occurrences
Tib
Bulisey
ROBY ZONE
STK
Buck East
Dog River
Senga
Senga East
Dog River Dyke
Taman North
Taman NE
Taman East
Taman
Taman South
Shelby
Vande
Hotlah
Wakinoo
0
10 Km
PGM
New Millennium Holdings/Joint Ventures
NAP
North American Palladium Claims
STK - Staked by Others
★ PGE Occurrences
AREA LOCATION MAP
Lac Des Iles PGE District
PGM:CDNX

Figure 2: Lac Des Iles Project - Property Holdings


LAC DES ILES PGE DISTRICT
Thunder Bay Area, Ontario
Land Holdings, Outlines
of Known Mafic Intrusions
and PGE Occurrences
Tib Intrusion
Lac Des Iles
Complex
Hammerhead
Breccia
Dog River
Intrusion
Lac Des Iles Mine
Mine
Complex
Legris Lake
Intrusion
Bullseye
Intrusion
Taman East
Intrusion
Buck Lake
Intrusion
Dog River Dyke
Shelby Lake
Intrusive Complex
Taman
Intrusion
New Millennium
Holdings/Joint Ventures
Demars
Intrusion
Towle Lake
Intrusive Complex
★ - PGM occurrence
> 1 g/T Pt+Pd+Au
Wakinoo
Intrusion
0
5
10
Kilometers
Lac Des Iles PGE District
PGM:CDNX

Figure 3 - Lac Des Iles Intrusive Suite

Des Iles District is the home to the only primary platinum group metal producing mine in Canada - the Lac Des Iles Deposit (owned by North American Palladium), which hosts a measured and indicated resource of 145.6 million tonnes grading 1.86 g/T Pt+Pd+Au. The Lac Des Iles Deposit is hosted by the Mine Complex, one of a series of mafic/ultramafic intrusive bodies of Late Archean age that form the Lac Des Iles Suite of Intrusions. The Lac Des Iles Suite of Intrusions defines a roughly circular belt, some 30 km in diameter and includes at least 13 separate, but magmatically-related intrusions. The properties comprising NMM's Lac Des Iles Project cover all, or portions of, ten of the intrusive members of the Lac Des Iles Suite of mafic/ultramafic intrusions.

NMM's Lac Des Iles Project is comprised of 16 individual, contiguous properties which together total some 1508 claim units, cover in excess of 24,000 hectares (approximately >59,000 acres) in the Lac Des Iles District and cover roughly 2/3rd's of the Lac Des Iles Ring Structure. The project principally includes the Lac des Iles River Property, the Shelby Lake Property, as well as the Taman, Taman East, Dog River, Senga, Tib, Buck East, Millford's Bullseye, Senga East, Taman Margin, Hottah, Wakinoo, and Vande Properties. The properties comprising the Lac des Iles Project are either held by NMM or subject to various joint venture agreements, as more particularly described below.

The disclosure below separately describes the Lac des Iles River Property, the Shelby Lake Property, and the other material properties comprising the Lac des Iles Project, group together for the purposes of brevity:

(i) Lac des Iles River Property, Ontario

On May 5, 2000, NMM entered into a joint venture agreement with Maple Minerals Inc. and East West Resources Corp. to acquire up to an undivided 60% interest in the Lac des Iles River Property. Maple Minerals Inc. and East West Resources Corp. each hold an undivided 50% interest in the property. The Lac des Iles River Property totals approximately 2,880 hectares and is located in the Lac des Iles area of the Thunder Bay Mining Division of northern Ontario. NMM can acquire its first undivided 50% interest in the property by spending $1,000,000 on exploration over six years, and making cash payments totalling $38,500 over three years (of which $28,500 has been paid). Two additional payments of $5,000 each are due on May 5, 2002 and 2003. A minimum expenditure of $20,000 was required to be (and has been) spent on the property prior to October 30, 2000, and a total of $100,000 was required to be spent (and has been spent) on or before May 5, 2001. NMM must incur an additional $900,000 in exploration work over the next following five years to earn its 50% interest in the property. NMM can then earn a further undivided 10% interest in the property by completing a feasibility study acceptable to the Toronto Stock Exchange, within the next following three years.

To September 30, 2001, NMM has incurred $308,854 in exploration work on the Lac des Iles River Property.

The following is a summary of claims covering the Lac des Iles River Property:

Claim #	# of Units	Township	Recorded Holder	Due Date(1)
TB1172994	12	Shelby Lake	Maple Minerals Inc. (50%)/East West Resource Corp. (50%)	March 6, 2002
TB1172998	12	Shelby Lake	Maple Minerals Inc. (50%)/East West Resource Corp. (50%)	March 6, 2003
TB1172999	6	Shelby Lake	Maple Minerals Inc. (50%)/East West Resource Corp. (50%)	March 6, 2003
TB1220808	16	Shelby Lake	East West Resource Corp. (100%)	March 6, 2002

Claim #	# of Units	Township	Recorded Holder	Due Date[1]
TB1220810	16	Shelby Lake	East West Resource Corp. (100%)	March 6, 2002
TB1220833	16	Shelby Lake	East West Resource Corp. (100%)	March 6, 2002
TB1220838	16	Shelby Lake	East West Resource Corp. (100%)	March 6, 2002
TB1172976	4	Shelby Lake	Maple Minerals Inc. (50%)/East West Resource Corp. (50%)	March 13, 2003
TB1172991	12	Shelby Lake	Maple Minerals Inc. (50%)/East West Resource Corp. (50%)	March 13, 2002
TB1172992	9	Shelby Lake	Maple Minerals Inc. (50%)/East West Resource Corp. (50%)	March 13, 2002
TB1172993	12	Shelby Lake	Maple Minerals Inc. (50%)/East West Resource Corp. (50%)	March 13, 2002
TB1172995	16	Shelby Lake	Maple Minerals Inc. (50%)/East West Resource Corp. (50%)	March 13, 2002
TB1173000	4	Shelby Lake	Maple Minerals Inc. (50%)/East West Resource Corp. (50%)	March 13, 2003
TB1240355	8	Shelby Lake	Maple Minerals Inc. (50%)/East West Resource Corp. (50%)	March 13, 2002
TB1240518	12	Orbit Lake	Maple Minerals Inc. (50%)/East West Resource Corp. (50%)	March 20, 2002
TB1227514	9	Shelby Lake	Maple Minerals Inc. (50%)/East West Resource Corp. (50%)	March 28, 2002

(1) The due date is the date that the title to the claims will lapse if no further exploration is carried out on the claims and filed with the Province of Ontario. The required exploration work has been completed by NMM and assessment reports and filings by NMM are pending.

The Lac des Iles River Property is located 16 kilometres south of the Lac des Iles mine along the southern margin of the Lac des Iles Ring Complex. From information that is publicly available from assessment and geological maps and reports from the Ontario Ministry of Mines and the Ontario Geological Survey, together with data gathered by NMM's geologist as a result of field work carried out in 2000, the property covers a 6.5-kilometre long mafic-ultramafic intrusion that extends south from the Lac des Iles Mine and is part of the Lac des Iles intrusion. This intrusion intersects a second ultramafic intrusive trend on the southern part of the property that extends to the northeast through the newly discovered Legris Lake PGE zone. The western portion of the property covers a portion of the DeMars/Wakinoo Lake intrusion, which hosts a number of known PGM showings and is currently held by North American Palladium (owners of the Lac des Iles mine). Little previous exploration is reported in the area of the Lac des Iles River Property, despite the presence of several ultramafic outcrops on regional geological maps.

The Lac des Iles River Property hosts two known zones of platinum-palladium-gold mineralization -- the Powder Hill and Stocker Zones. The Powder Hill Zone was discovered by NMM's geological team in mid-2000. The discovery occurrence is part of an isolated outcrop which occurs in the middle of a heavily overburden covered sand plain. Drill testing of the Powder Hill Zone in early 2001 intersected stratiform PGM mineralization hosted by a varitextured gabbro and gabbro breccia unit within the Towle Lake Mafic Intrusive Complex. Mineralization, grading from 0.17 to 2.83 g/T Pt+Pd+Au over an interval of 1.2 metres, was intersected along the entire 600 metre strike length of the zone tested to date. The Powder Hill Zone remains open along strike and downdip in all directions.

Pt-Pd-Au mineralization in the Stocker Zone area was originally identified in a number of large angular boulders of varitextured gabbro located in the northeast corner of the Lac des Iles River Property. Grades of between 0.18 to 2.80 g/T Pt+Pd+Au have been obtained from grab samples collected from the boulders. Recent mapping has identified bedrock mineralization similar to that observed in the boulders 200 metres to the northeast (up-ice) of the boulders. A channel sample from the outcropping mineralization returned 0.55 g/T Pt+Pd+Au over 1.0 metres. This mineralization appears to be part of a zone of contact-related PGM mineralization that stretches along the northern contact of the Shelby Lake Intrusion for over 2.0 km on the Lac des Iles River and adjacent Shelby Lake Properties.

The Lac des Iles River Property has no known body of commercial ore. All exploration programs conducted to-date on the property have been exploratory in nature.

(ii) Shelby Lake Property, Ontario

On June 28, 2000, NMM acquired an option from New Claymore Resources Ltd. to earn up to an undivided 60% interest in Shelby Lake Property. The Shelby Lake Property totals approximately 2,160 hectares and is located in the Lac des Iles area, Thunder Bay Mining Division, northern Ontario. In order to earn its 50% interest, NMM is required to spend $500,000 on exploration over four years, pay cash consideration of $10,000 to New Claymore (which has been paid), and issue 50,000 shares of NMM to New Claymore (which have been issued). NMM may earn a further 10% for a total of 60% by expending a further $500,000 over an additional 30 month period. NMM may elect to stop at 50%, in which case both companies will contribute equally to future expenditures. The companies have the right to buy back one-half of the 2% net smelter returns royalty on the property. To September 30, 2001, NMM has incurred $133,762 in exploration work on the Shelby Lake Property.

The following is a summary of the claims comprising the Shelby Lake Property:

Claim #	# of Units	Township	Recorded Holder	Due Date[1]
TB1220855	4	Shelby Lake	Fairservice, Robert John (50%)/O'Toole, John Nelson (50%)	December 10, 2001 (assessment work filing pending)
TB1220857	10	Shelby Lake	Fairservice, Robert John (50%)/O'Toole, John Nelson (50%)	December 10, 2001 (assessment work filing pending)
TB1220858	12	Shelby Lake	Fairservice, Robert John (50%)/O'Toole, John Nelson (50%)	December 10, 2002
TB1220859	15	Shelby Lake	Fairservice, Robert John (50%)/O'Toole, John Nelson (50%)	December 10, 2002
TB1220860	15	Shelby Lake	Fairservice, Robert John (50%)/O'Toole, John Nelson (50%)	December 10, 2001 (assessment work filing pending)
TB1220862	16	Shelby Lake	Fairservice, Robert John (50%)/O'Toole, John Nelson (50%)	December 10, 2002
TB1220863	16	Shelby Lake	Fairservice, Robert John (50%)/O'Toole, John Nelson (50%)	December 10, 2002
TB1220864	16	Shelby Lake	Fairservice, Robert John (50%)/O'Toole, John Nelson (50%)	December 10, 2002
TB1220866	15	Shelby Lake	Fairservice, Robert John (50%)/O'Toole, John Nelson (50%)	December 10, 2002
TB1220867	16	Shelby Lake	Fairservice, Robert John (50%)/O'Toole, John Nelson (50%)	December 10, 2002

(1) The due date is the date that the title to the claims will lapse if no further exploration is carried out on the claims and filed with the Province of Ontario.

The Shelby Lake Property sits adjacent to the Lac Des Iles River Property and forms part of the companies Lac Des Iles Project. Recently completed mapping, trenching and channel sampling on the Shelby Lake Property has identified a zone of PGM mineralization, known as the Stinger Zone, within the Towle Lake Intrusive Complex.

The Stinger Zone occurs on the Shelby Lake property some 6.5 km along strike from the previously discussed Powder Hill Zone (see "Lac Des Iles River Property" above) within the Towle Lake Intrusive Complex. Grab samples from the mineralized Stinger Zone have returned values from 1.51 to 7.95 g/T Pt+Pd+Au. A recently completed trenching and channel sampling program over the discovery area returned values from below detection to 4.19 g/T Pt+Pd+Au over 1.7 m and 1.35 g/T over 6.4 metres. The Stinger Zone mineralization is hosted within a complex, multiply-intruded portion of the Towle Lake Intrusive Complex at the contact between pyroxenitic and gabbroic phases. The zone has been traced on surface over a strike length of 55 metres by trenching.

A second zone of PGM mineralization occurs to the north of the Stinger Zone, along the northern contact of the Shelby Lake intrusion. Here three showings of low-level PGM mineralization (300-950 ppb Pt+Pd+Au) have been identified over a strike length of 2.3 km on the Shelby Lake and adjacent Lac Des Iles River Properties. This zone of mineralization is associated with a varitextured gabbro and gabbro breccia unit and may be the source of the higher grade Stocker Zone boulders (grades from below detection to 2.80 g/T Pt+Pd+Au) discovered on the adjacent Lac Des Iles River Property.

In addition to the known zones of mineralization discussed above, an IP survey completed on the northern portion of the Shelby Lake Property in early 2001 identified seven low level chargeability anomalies which remain to be investigated.

The Shelby Lake Property has no known body of commercial ore. All exploration programs conducted to-date on the property have been exploratory in nature.

(iii) Other Material Lac des Iles Project Properties

Taman Property, Ontario – Lac Des Iles Project

Pursuant to an option agreement dated effective May 7, 2000 (the "Taman Agreement") among NMM as the optionee, and Don Leishman, Ken Fenwick and Don Chorkawy as the optionors (collectively referred to as the "Taman Optionors"), NMM was granted the sole and exclusive right and option to acquire up to a 100% interest in and to the Taman Property. The Taman Property is comprised of 13 claim blocks covering 2,416 hectares (5,965 acres) located approximately 80 km north-northwest of Thunder Bay, Ontario and 20 km west-southwest of North American Palladium's Lac Des Iles Pd-Pt Mine complex.

NMM can earn a 100% interest in and to the Taman Property by making cash payments totalling $80,000 and issuing 100,000 common shares to the Taman Optionors as follows:

(a) $80,000 in cash payments over a three-year period as follows:

$10,000 within 10 days of regulatory approval (*completed*);
$15,000 on the first anniversary of regulatory approval (*completed*);
$20,000 on the second anniversary of regulatory approval; and

$35,000 on the third anniversary of regulatory approval.

(b) 100,000 common shares as follows:

25,000 shares within 10 days of regulatory approval (*completed*);
25,000 shares on the first anniversary of regulatory approval (*completed*);
25,000 shares on the second anniversary of regulatory approval; and
25,000 shares on the third anniversary of regulatory approval.

Upon the commencement of commercial production, the Taman Property will be subject to a 3% net smelter returns royalty in favour of the Taman Optionors. NMM shall have the sole and exclusive right and option to purchase 50% of the 3% net smelter returns royalty from the Taman Optionors for the sum of $1,500,000 which is exercisable for a period of six months after the date of commercial production.

The Taman Property adjoins NMM's Taman East, Hottah and Senga Properties and forms part of NMM's Lac Des Iles Project. Claim details for the Taman Property are summarized in the table below:

Taman Property Claim Information

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1220803	16	256	632	Senga Lake	March 16, 1999	March 16, 2002
TB-1220822	15	240	593	Senga Lake	November 23,1999	November 23, 2002
TB-1220823	10	160	395	Senga Lake	November 23,1999	November 23, 2002
TB-1220825	16	256	632	Senga Lake	November 23,1999	November 23, 2002
TB-1240449	6	96	237	Senga Lake	February 18, 2000	February 18, 2002
TB-1240451	16	256	632	Senga Lake	February 18, 2000	February 18, 2002
TB-1240452	10	160	395	Senga Lake	February 18, 2000	February 18, 2002
TB-1240453	10	160	395	Senga Lake	February 18, 2000	February 18, 2002
TB-1240454	16	256	632	Senga Lake	February 18, 2000	February 18, 2002
TB-1240455	10	160	395	Senga Lake	February 18, 2000	February 18, 2002
TB-1240456	2	32	79	Senga Lake	February 18, 2000	February 18, 2002
TB-1240457	8	128	316	Senga Lake	February 18, 2000	February 18, 2002
TB-1240458	16	256	632	Senga Lake	February 18, 2000	February 18, 2002
Totals	151	2,416	5,965			

To September 30, 2001, NMM has incurred $96,621 in total acquisition and exploration costs on the Taman Property.

Taman East Property, Ontario – Lac Des Iles Project

Pursuant to an option agreement dated effective May 7, 2000 (the "Taman East Agreement") among NMM as the optionee, and Don Leishman, Ken Fenwick, Stephen Stares and Michael Stares as the optionors (collectively referred to as the "Taman East Optionors"), NMM was granted the sole and exclusive right and option to acquire up to a 100% interest in and to the Taman East Property. The Taman East Property is comprised of 6 claim blocks covering a total of approximately 1,280 hectares (3,160 acres) approximately 80 km north-northwest of Thunder Bay, Ontario and 15 km west of North American Palladium's Lac Des Iles Pd-Pt Mine complex.

NMM can earn a 100% interest in and to the Taman East Property by making cash payments totalling $40,000 and issuing 50,000 common shares to the Taman East Optionors as follows:

(a) $40,000 in cash payments over a three-year period as follows:

$ 5,000 within 10 days of regulatory approval (*completed*);
$ 7,500 on the first anniversary of regulatory approval (*completed*);
$10,000 on the second anniversary of regulatory approval; and
$17,500 on the third anniversary of regulatory approval.

(b) 50,000 common shares as follows:

12,500 shares within 10 days of regulatory approval (*completed*);
12,500 shares on the first anniversary of regulatory approval (*completed*);
12,500 shares on the second anniversary of regulatory approval; and
12,500 shares on the third anniversary of regulatory approval.

Upon the commencement of commercial production, the Taman East Property will be subject to a 3% net smelter returns royalty in favour of the Taman East Optionors. NMM shall have the sole and exclusive right and option to purchase 50% of the 3% net smelter returns royalty from the Taman East Optionors for the sum of $1,500,000 which is exercisable for a period of six months after the date of commercial production.

The Taman East Property adjoins NMM's Taman Property and forms part of NMM's Lac Des Iles Project. Claim details for the Taman East Property are summarized in the table on the following page.

Taman East Property Claim Information

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1220826	16	256	632	Senga Lake	December 13. 1999	December 13, 2001*
TB-1240459	16	256	632	Senga Lake	February 18, 2000	February 18, 2002
TB-1240460	16	256	632	Senga Lake	February 18, 2000	February 18, 2002
TB-1240461	12	192	474	Senga Lake	February 18, 2000	February 18, 2002
TB-1240462	8	128	316	Senga Lake	February 18, 2000	February 18, 2002
TB-1240463	12	192	474	Senga Lake	February 18, 2000	February 18, 2002

Totals	90	1,280	3,160

* Assessment Report Pending

To September 30, 2001, NMM has incurred $35,515 in total acquisition and exploration costs on the Taman East Property.

Dog River Property, Ontario – Lac Des Iles Project

Pursuant to an option and joint venture agreement dated effective May 6, 2000 (the "Dog River Agreement") between NMM as the optionee, and Fort Knox Gold Resources Inc. as the optionor ("Fort Knox"), NMM was granted the sole and exclusive right and option to acquire up to a 60% interest in and to the Dog River Property. The Dog River Property consists of 142 claim units and is located approximately 96 km northwest of Thunder Bay, Ontario and about 18 km west of the Lac Des Iles Pt-Pd Mine.

NMM can earn an undivided 50% interest in and to the Dog River Property by making cash payments totalling $60,000, issuing 50,000 common shares to Fort Knox and spending $500,000 on exploration as follows:

(a) $60,000 in cash payments over a three-year period as follows:

$15,000 within 10 days of regulatory approval (*completed*);
$15,000 on the first anniversary of regulatory approval (*completed*);
$15,000 on the second anniversary of regulatory approval; and
$15,000 on the third anniversary of regulatory approval.

(b) 50,000 common shares as follows:

12,500 shares within 10 days of regulatory approval (*completed*);
12,500 shares on the first anniversary of regulatory approval (*completed*);
12,500 shares on the second anniversary of regulatory approval; and
12,500 shares on the third anniversary of regulatory approval.

(c) Exploration expenditures of $500,000 over a 4-year period (expenditures to date total approximately $60,000).

Once NMM has earned a 50% interest, the parties shall have formed a joint venture after which time the parties shall share pro rata all future funding of exploration and other expenditures proportionately to their interest in the Dog River Property. NMM may earn an additional 10% interest, for a total of 60% in and to the Dog River Property, by spending an additional $500,000 on exploration over an additional two-year period.

The Dog River Property is subject to an underlying agreement (the "Underlying Agreement") dated May 5, 1999 between Fort Knox and Kenneth Fenwick pursuant to which Mr. Fenwick was granted a 2.5% net smelter return royalty (the "Fenwick NSR"). Fort Knox has the right to purchase 60% of the Fenwick NSR at a cost of $500,000 for each 0.5%. Pursuant to the terms of the Dog River Agreement, NMM may earn the right to purchase a proportional interest in the Fenwick NSR under same terms and conditions as the Underlying Agreement. If either party elects to exercise the rights under the Underlying Agreement, then they must provide the other party with 60 days' written notice of their intention to do so.

The Dog River Property adjoins the companies Buck East, Senga and Tib Properties and forms part of the companies Lac Des Iles Project. Claim details for the Dog River Property are summarized in the table below:

Dog River Property Claim Information

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Original Recording Date	Assessment Work Due Date
1232700	16	256	632	May 14, 1998	May 14, 2002
1237751	16	256	632	June 11, 1999	June 11, 2002
1237753	16	256	632	March 23, 1999	March 23, 2002
1237754	15	240	593	March 23, 1999	March 23, 2002
1237755	16	256	632	June 11, 1999	June 11, 2002
1233038	15	240	593	March 23, 1999	March 23, 2002
1237758	16	256	632	March 23, 1999	March 23, 2002
1237759	16	256	632	March 23, 1999	March 23, 2002
1237760	16	256	632	March 23, 1999	March 23, 2002
Total	142	2,272	5,609		

To September 30, 2001, NMM has incurred $108,152 in total acquisition and exploration costs on the Dog River Property.

Senga Property, Ontario – Lac Des Iles Project

On March 20, 2000, NMM acquired a 100% interest in the Senga Property by staking 17 claim blocks encompassing a total of 3,744 hectares (9,243 acres) located approximately 90 km north-northwest of Thunder Bay, Ontario and 20 km west of North American Palladium's Lac des Iles Pd-Pt Mine complex. The Senga Property forms part of NMM's Lac Des Iles Project. A network of logging roads in the area provide excellent access to the Senga Property. The Senga Property adjoins NMM's Dog River, Buck East and Taman Properties. Claim details for the Senga Property are summarized in the table below:

Senga Property Claim Information

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1240450	4	64	158	Senga Lake	March 20, 2000	March 20, 2002
TB-1240600	2	32	79	Senga Lake	March 20, 2000	March 20, 2002
TB-1220814	16	256	632	Senga Lake	March 20, 2000	March 20, 2002
TB-1220811	16	256	632	Senga Lake	March 20, 2000	March 20, 2002
TB-1220830	12	192	474	Senga Lake	March 20, 2000	March 20, 2002
TB-1240572	12	192	474	Senga Lake	March 20, 2000	March 20, 2002
TB-1240573	12	192	474	Senga Lake	March 20, 2000	March 20, 2002
TB-1240574	16	256	632	Senga Lake	March 20, 2000	March 20, 2002
TB-1240575	16	256	632	Senga Lake	March 20, 2000	March 20, 2002
TB-1240576	16	256	632	Senga Lake	March 20, 2000	March 20, 2002
TB-1240577	16	256	632	Senga Lake	March 20, 2000	March 20, 2002
TB-1240578	16	256	632	Senga Lake	March 20, 2000	March 20, 2002

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1240579	16	256	632	Senga Lake	March 20, 2000	March 20, 2002
TB-1240580	16	256	632	Senga Lake	March 20, 2000	March 20, 2002
TB-1240581	16	256	632	Senga Lake	March 20, 2000	March 20, 2002
TB-1240582	16	256	632	Senga Lake	March 20, 2000	March 20, 2002
TB-1240583	16	256	632	Senga Lake	March 20, 2000	March 20, 2002
Totals	234	3,744	9,243			

To September 30, 2001, NMM has incurred $55,732 in total acquisition and exploration costs on the Senga Property.

Tib Property, Ontario – Lac Des Iles Project

On March 20, 2000, NMM acquired a 100% interest in the Tib Property by staking 12 claim blocks encompassing a total of 2,640 hectares (6,518 acres) located approximately 100 km north-northwest of Thunder Bay, Ontario and 20 km west of North American Palladium's Lac Des Iles Pd-Pt Mine complex. The Tib Property adjoins the companies Dog River and Millford's Bullseye Properties and forms part of NMM's Lac Des Iles Project. A network of logging roads in the area provides excellent access to the Tib Property. Claim details for the Tib Property are summarized in the table below:

Tib Property Claim Information

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1240584	15	240	593	Tib Lake	March 20, 2000	March 20, 2002
TB-1240585	9	144	356	Tib Lake	March 20, 2000	March 20, 2002
TB-1240586	16	256	632	Tib Lake	March 20, 2000	March 20, 2002
TB-1240587	16	256	632	Tib Lake	March 20, 2000	March 20, 2002
TB-1240588	16	256	632	Tib Lake	March 20, 2000	March 20, 2002
TB-1240589	16	256	632	Tib Lake	March 20, 2000	March 20, 2002
TB-1240590	16	256	632	Tib Lake	March 20, 2000	March 20, 2002
TB-1240591	16	256	632	Tib Lake	March 20, 2000	March 20, 2002
TB-1240592	16	256	632	Tib Lake	March 20, 2000	March 20, 2002
TB-1240593	8	128	316	Tib Lake	March 20, 2000	March 20, 2002
TB-1240594	16	256	632	Tib Lake	March 20, 2000	March 20, 2002
TB-1240595	5	80	198	Tib Lake	March 20, 2000	March 20, 2002
Totals	165	3,640	6,518			

To September 30, 2001, NMM has incurred $26,815 in total acquisition and exploration costs on the Tib Property.

Buck East Property, Ontario – Lac Des Iles Project

Pursuant to an option agreement dated effective May 20, 2000 (the "Buck East Agreement") among NMM as the optionee, and Mr. Ted Aho as the "Optionor", NMM was granted the sole and exclusive right and option to acquire up to a 100% interest in and to the Buck East Property. The Buck East Property is comprised of 3 claim blocks covering a total of approximately 624 hectares (1,541 acres) approximately 90 km north-northwest of Thunder Bay, Ontario and 25 km west of North American Palladium's Lac Des Iles Pd-Pt Mine complex.

NMM can earn a 100% interest in and to the Buck East Property by making cash payments totalling $88,000, issuing 120,000 common shares to the Optionor and undertaking $250,000 in work expenditures as follows:

(a) $88,000 in cash payments over a four-year period as follows:

$ 8,000 within 10 days of regulatory approval (completed;
$15,500 on the first anniversary of regulatory approval (completed;
$20,000 on the second anniversary of regulatory approval;
$20,500 on the third anniversary of regulatory approval; and
$25,000 on the fourth anniversary of regulatory approval

(b) 120,000 common shares over a four year period as follows:

15,000 Common Shares within 10 days of regulatory approval (completed;
20,000 Common Shares on the first anniversary of regulatory approval (completed;
25,000 Common Shares on the second anniversary of regulatory approval;
30,000 Common Shares on the third anniversary of regulatory approval; and
30,000 Common Shares on the fourth anniversary of regulatory approval

(c) Exploration expenditures of $250,000 by the fourth anniversary of regulatory approval (exploration expenditures to date total approximately $20,000).

Upon the commencement of commercial production, the Buck East Property will be subject to a 2% net smelter returns royalty in favour of the Optionor. NMM shall have the sole and exclusive right and option to purchase 50% of the 2% net smelter returns royalty from the Optionor for the sum of $1,000,000 at any time.

The Buck East Property adjoins NMM's Dog River and Senga Properties and forms part of NMM's Lac Des Iles Project. Claim details for the Buck East Property are summarized in the table below:

Buck East Property Claim Information

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1238123	16	256	632	Senga Lake	March 15, 2000	March 15, 2003
TB-1238124	8	128	316	Senga Lake	March 15, 2000	March 15, 2003
TB-1238125	15	240	593	Senga Lake	March 15, 2000	March 15, 2002
Totals	39	624	1,541			

To September 30, 2001, NMM has incurred $53,720 in total acquisition and exploration costs on the Buck East Property.

Milford's Bullseye Property, Ontario – Lac Des Iles Project

Pursuant to an option agreement dated effective May 20, 2000 (the "Milford's Bullseye Agreement") among NMM as the optionee, and Don Leishman, Ken Fenwick, and Ron Tweedie as the optionors (collectively referred to as the "Milford's Bullseye Optionors"), NMM was granted the sole and exclusive right and option to acquire up to a 100% interest in and to the Milford's Bullseye Property. The Milford's Bullseye Property is comprised of 4 claim blocks covering a total of approximately 832 hectares (2,054 acres) approximately 85km north-northwest of Thunder Bay, Ontario and 12 km west of North American Palladium's Lac Des Iles Pd-Pt Mine complex.

NMM can earn a 100% interest in and to the Milford's Bullseye Property by making cash payments totalling $40,000 and issuing 50,000 common shares to the Milford's Bullseye Optionors as follows:

(a) $40,000 in cash payments over a three-year period as follows:

$5,000 within 10 days of regulatory approval (*completed*);
$7,500 on the first anniversary of regulatory approval (*completed*);
$10,000 on the second anniversary of regulatory approval; and
$17,500 on the third anniversary of regulatory approval.

(b) 50,000 common shares as follows:

12,500 Common Shares within 10 days of regulatory approval (*completed*);
12,500 Common Shares on the first anniversary of regulatory approval (*completed*);
12,500 Common Shares on the second anniversary of regulatory approval; and
12,500 Common Shares on the third anniversary of regulatory approval.

Upon the commencement of commercial production, the Milford's Bullseye Property will be subject to a 3% net smelter returns royalty in favour of the Milford's Bullseye Optionors. NMM shall have the sole and exclusive right and option to purchase 50% of the 3% net smelter returns royalty from Milford's Bullseye Optionors for the sum of $1,500,000 which is exercisable for a period of six months after the date of commercial production.

The Milford's Bullseye Property adjoins NMM's Tib Property and forms part of NMM's Lac Des Iles Project. Claim details for the Milford's Bullseye Property are summarized in the table below:

Milford's Bullseye Property Claim Information

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1205157	16	256	632	Tib Lake	February 7, 2000	February 7, 2002
TB-1240471	15	240	593	Tib Lake	May 8, 2000	May 8, 2002
TB-1240472	8	128	316	Tib Lake	May 8, 2000	May 8, 2002
TB-1240473	13	208	514	Tib Lake	May 8, 2000	May 8, 2002
Totals	52	832	2,054			

To September 30, 2001, NMM has incurred $36,959 in total acquisition and exploration costs on the Millford's Bullseye Property.

Senga East Property, Ontario – Lac Des Iles Project

On May 8, 2000, NMM acquired a 100% interest in the Senga East Property by staking 5 claim blocks encompassing a total of 1,152 hectares (2,844 acres) located approximately 80 km north-northwest of Thunder Bay, Ontario and 15 km west of North American Palladium's Lac Des Iles Pd-Pt Mine complex. The Senga East Property forms part of NMM's Lac Des Iles Project and is the only non-contiguous property that is part of the project. Claim details for the Senga East Property are summarized in the table below:

Senga East Property Claim Information

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1240466	12	144	356	Tib Lake	May 8, 2000	May 8, 2002
TB-1240467	12	144	356	Senga Lake	May 8, 2000	May 8, 2002
TB-1240468	16	256	632	Senga Lake	May 8, 2000	May 8, 2002
TB-1240469	16	256	632	Senga Lake	May 8, 2000	May 8, 2002
TB-1240470	16	256	632	Senga Lake	May 8, 2000	May 8, 2002
Totals	72	1,152	2,844			

NMM has only incurred staking costs and nominal expenses on the Senga East Property to date.

Taman Margin Properties, Ontario – Lac Des Iles Project

Between June 9 and August 25, 2000, NMM acquired a 100% interest in the Taman Margin Properties (Taman North, Taman Northwest and Taman South) by staking 5 claim blocks encompassing a total of 912 hectares (2,252 acres) located approximately 80 km north-northwest of Thunder Bay, Ontario and 15 km west of North American Palladium's Lac Des Iles Pd-Pt Mine complex. The Taman Margin Properties sit adjacent to the companies Taman Property and form part of NMM's Lac Des Iles Project. Claim details for the Taman Margin Properties are summarized in the table below:

Taman Margin Properties Claim Information

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Township or Mining District	Original Recording Date	Assessment Work Due Date
Taman North						
TB-1245404	16	256	632	Senga Lake	August 25, 2000	August 25, 2002
TB-1245405	16	256	632	Senga Lake	August 25, 2000	August 25, 2002
TB-1240032	10	160	395	Senga Lake	August 25, 2000	August 25, 2002
Taman NW						
TB-1245584	6	96	237	Senga Lake	July 10, 2000	July 10, 2002
Taman South						
TB-1245583	9	144	356	Senga Lake	June 9, 2000	June 9, 2002
Totals	57	912	2,252			

NMM has only incurred staking and nominal expenses to date on the Taman Margin Properties.

Hottah Property, Ontario – Lac Des Iles Project

On September 22, 2000, NMM acquired a 100% interest in the Hottah Property by staking 3 claim blocks encompassing a total of 672 hectares (1,659 acres) located approximately 75 km north-northwest of Thunder Bay, Ontario and 15 km west of North American Palladium's Lac Des Iles Pd-Pt Mine complex. The Hottah Property sits adjacent to the companies Taman and Lac Des Iles River Properties and forms part of NMM's Lac Des Iles Project. Claim details for the Hottah Property are summarized in the table below:

Hottah Property Claim Information

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1240030	16	256	632	Senga Lake	Sept. 22, 2000	Sept. 22, 2002
TB-1240031	14	224	553	Senga Lake	Sept. 22, 2000	Sept. 22, 2002
TB-1240032	12	196	474	Shelby Lake	Sept. 22, 2000	Sept. 22, 2002
Totals	72	672	1,659			

NMM has only incurred staking and nominal expenses to date on the Hottah Property.

Wakinoo Property, Ontario – Lac Des Iles Project

On September 22, 2000, NMM acquired a 100% interest in the Wakinoo Property by staking 1 claim block encompassing a total of 192 hectares (474 acres) located approximately 80 km northwest of Thunder Bay, Ontario and 25 km southwest of North American Palladium's Lac Des Iles Pd-Pt Mine complex. The Wakinoo Property sits adjacent to the companies Lac Des Iles River Property and forms part of NMM's Lac Des Iles Project. Claim details for the Wakinoo Property are summarized in the table below:

Wakinoo Property Claim Information

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1240033	12	196	474	Eayres Lake	Sept. 22, 2000	Sept. 22, 2002
Totals	12	196	474			

NMM has only incurred staking and nominal expenses on the Wakinoo Property to date.

Vande Property, Ontario – Lac Des Iles Project

Between July 24 and September 21, 2001, NMM acquired a 100% interest in the Vande Property by staking 7 claim blocks encompassing a total of 672 hectares (1,659 acres) located approximately 65 km north-northeast of Thunder Bay, Ontario and 15 km south of North American Palladium's Lac Des Iles Pd-Pt Mine complex. The Vande Property sits adjacent to the companies Shelby Lake Property and forms part of NMM's Lac Des Iles Project. Claim details for the Vande Property are summarized in the table below:

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1187425	14	224	553	Shelby Lake	July 24, 2001	July 24, 2003
TB-1187426	6	96	237	Shelby Lake	July 24, 2001	July 24, 2003
TB-1187427	8	128	316	Shelby Lake	July 24, 2001	July 24, 2003
TB-1187428	13	208	514	Shelby Lake	July 24, 2001	July 24, 2003
TB-1187429	12	196	474	Shelby Lake	July 24, 2001	July 24, 2003
TB-1187628	16	256	632	Shelby Lake	Sept. 21, 2001	Sept. 21, 2003
TB-1187629	16	256	632	Shelby Lake	Sept. 21, 2001	Sept. 22, 2003
Totals	85	1,360	3,359			

Lac des Iles Project -- General Area Access, Geology and Exploration Work

Access to the Project area is excellent. Thunder Bay serves as the regional supply center for this portion of Ontario with a population base in excess 200,000. From Thunder Bay the main access to the western portion of the property is reached by driving 95 km west along the Trans-Canada Highway (Hwy 17) to the Dog River Forest Access Road, an all-weather main haul logging and fire access road. The Dog River Road passes along the western edge of the project area and through the Senga, Dog River and Tib properties. Secondary access roads and partially overgrown logging trails off the Dog River road provide access to the Buck East, Taman, Taman East, Senga East and Milford Bullseye properties.

4.2 km north of the Dog River Road/Hwy 17 turnoff is a major Y-shaped intersection that marks the turnoff for the Shelby Lake Road. The Shelby Lake Road, and Orbit Lake road which turns of the Shelby Lake Road to the south at approximately the 15 km mark, are recently constructed main haul roads which provide excellent access to the Lac Des Iles River, Hottah, Wakinoo and western portion of the Shelby Lake Property. The eastern portion of the Shelby Lake Property is most easily accessed via a separate and unconnected series of logging roads which turns off regional highway 527 south 85 km north of Thunder Bay.

Geology and Mineralization

The Lac Des Iles District is defined geologically by the occurrence of a number relatively undeformed, Late Archean mafic/ultramafic intrusions located near the southern margin of the Wabigoon Sub-Province of the Superior craton. The intrusions, which date at roughly 2.74 Ga, occur mainly along the margins of a crudely circular "ring" (The Lac Des Iles Ring Structure) some 25-30 km in diameter. The Lac Des Iles intrusions are intruded into Mid to Late Archean orhto and paragneiss of the Wabigoon Sub-Province. The southern contact of the Wabigoon Sub-Province, with the metasediments of the Quetico Sub-Province, occurs less than 2 km south of the southern-most member of the Lac Des Iles suite. Sutcliffe (1986) considered the Lac Des Iles suite of intrusions to be roughly coeval with a series of granitic-tonalitic-granodioritic intrusions in the Lac Des Iles area. This suite of felsic intrusions is restricted spatially to the interior of the Lac Des Iles Ring Structure and appears to cut the mafic intrusions. The felsic intrusions are, in turn, cut by Late Archean mafic dykes whose relationship to the Lac Des Iles Suite is unknown.

Along the eastern margin of the Project area erosional remnants of the Proterozoic-aged Logan diabase sill complex are locally preserved. The Logan diabase sills are related to Late Proterozoic extension and failed rifting of the Nipigon basin some 50 km to the east of the Project area.

Based on a review of the provincial assessment records stored with the Mining Recorder in Thunder Bay and Sudbury, Ontario there is no recorded exploration on the Tib, Milford Bullseye, Senga, Senga East, Taman East, Hottah, Wakinoo and majority of the Vande Property. Under the claim acquisition system in effect in Ontario there is no obligation to file work completed on a property if the claim holder does not intend to hold the claims beyond the second anniversary date. Therefore, the lack of recorded work on these properties does not rule out the possibility that early stage work (i.e. mapping, prospecting, sampling) has been completed in some of these areas by other operators in the past.

Recorded exploration activities on the Dog River, Taman, and certain other properties within the Project boundaries are summarized below:

Dog River Property

Claim posts located on the Dog River property indicate at least three other groups have held the Dog River Property in the past. However, the only recorded exploration program prior to the current work by Ft. Knox and New Millennium was a program of line-cutting, magnetic and VLF surveying conducted on the southern half of the current property by Platinum Exploration Canada in 1986. This program outlined the magnetic anomaly associated with the Dog River intrusion and slightly stronger, north-south magnetic high on the west side of the Dog River which is associated with a gabbro dyke which cross cuts the Dog River intrusion.

Taman Property

Although there is no recorded exploration on the Taman Property there is evidence of previous exploration work in the form of 3 shallow trenches and blast pits in and around a small copper showing on the northeastern portion of the property.

NMM's Recent Exploration Work

Between May and July of 2000, NMM employed between 4 and 10 geologists and prospectors to undertake first pass prospecting and reconnaissance geological mapping over roughly 85% of the Lac Des Iles Project holdings. The Phase 1 prospecting and mapping program resulted in the discovery of two significant PGM showings, the discovery of two zones of PGM mineralization hosted in boulders and the location of four previously unmapped members of the Lac Des Iles Intrusive Suite.

This program consisted of widely spaced (200-500 metre) prospecting and mapping traverses across the known mafic intrusions in the Project area and through airborne magnetic features thought to be related to mafic intrusions. Grab samples were collected from all mafic outcrops examined as well as from sulphide mineralized mafic boulders located within the Project area. In total over 1,600 rock samples were collected and analyzed for Pt, Pd, Au, Cu and Ni. Of those samples collected 57, or slightly over 3.5%, returned values in excess of 100 ppb combined Pt+Pd+Au which is taken as representative of significant PGM mineralization.

Significant zones of mineralization were discovered in outcrop at the Powder Hill, on the Lac des Iles River Property (see above description), and at the Turtle Hill on the Shelby Lake Property. The following figure summarizes the PGM mineralization showings and property outline for the southern properties comprising the Lac des Iles Project (Lac des Iles River, Shelby Lake and Vande Properties).

At the Turtle Hill on the Shelby lake Property, weakly disseminated chalcopyrite and pyrite mineralization occurs in the leucogabbro contact-style breccia along the northern contact of the Shelby Lake

Complex. Values from below detection levels up to 363 ppb Pt+Pd+Au were obtained from grab samples of the Turtle Hill breccia, which covers a minimum area of 55 X 15 metres.

PGM mineralization in boulders was also detected on the Taman Property. Six gabbro/gabbro-norite boulders on the Taman property returned values > 200 ppb Pt+Pd+Au, with a high of 1.11 g/T Pt+Pd+Au. The mineralized boulders on the Taman property tend to be subangular, between 20 and 60 cm in size and occur in areas of the property where the basal till layer is exposed adjacent gneissic outcrops. To date similar lithologies to those hosting the mineralization in these boulders have not been observed in outcrop on the Taman Property.

A grab sample collected during the initial prospecting program on the Taman Property returned a value of 323 ppb Pt+Pd from a pyroxenite sample with no discernable sulphide. Based on this result a 141 metre long x 5 metre wide trench was dug along the south side of the main Taman access road through a number of small pyroxenite outcrops. One metre long channel samples were collected at 5 metre intervals along the main trench for a total of 37 samples. 17 of the 37 samples (46%) contained detectable Pd with a high of 92 ppb Pt+Pd+Au (over 1 metre). The highest-grade sample correlates with the location of the anomalous grab sample. No further work was recommended on this portion of the Taman Property.

The Phase 1 program also located previously unmapped mafic intrusions at Bullseye, Hammerhead, Taman East and Towle Lake. Several new outcrop occurrences of the Dog River intrusion were also located.

Outside the southern block, namely, the Lac des Iles River, Shelby Lake and Vande, the Lac des Iles Project holdings are at a very early stage of exploration. Given the degree of success on the three southern properties, there is every reason to believe that additional discoveries of PGM mineralization can be made within the balance of the project holdings as more detailed exploration is conducted.

Lac Des Iles Project

Sampling Methodology, Data Verification, Sample Preparation and Security

Samples collected from the were, in all cases, labeled, tagged and sealed in the field and then transported to the main Lac Des Iles field camp. Samples were then transported on mass to Accurassay in Thunder Bay or to Thunder Bay for shipment, via transport to XRAL, by NMM's consultants.

Analysis for Pt-Pd-Au were in all cases conducted by fire assay after standard preparation techniques. The atomic absorption finishing method utilized by Accurassay produced detection limits of 15, 10 and 5 ppb respectively for Pt-Pd-Au and the instrumental neutron activation finish employed by XRAL provides detection limits of 10, 1 and 1 ppb respectively.

All pulps and rejects collected from the project to date are stored at the appropriate analytical facility. In the case of drill core half of each core sample has been retained for future analysis and study and is stored either in the field or in New Millennium's Thunder Bay warehouse.

Outside of the check assaying and duplicate analysis (every 10th sample) normally completed by the analytical facilities no systematic program of data verification was undertaken. Analysis of randomly inserted duplicate samples has not yielded any significant discrepancies and a single batch of twelve samples collected from throughout the project area and submitted to a third analytical facility (Chemex) returned values within 3-4% of those obtained from the two facilities utilized (XRAL, Accurassay) for the bulk of the samples.

The properties comprising the Lac des Iles Project have no known body of commercial ore. Any


Shelby Lake Property
Turtle Hill
North Contact
Stocker
Vande
Demars
Stinger
Vande Property
PGM Showing
Powder Hill
Lac Des Iles River Property
Outline of Mafic Intrusion
Magnetic Trend
Wakinoo
Wakinoo Property
LDI Southern Block
Showings, Properties
and Intrusion Outlines
PGM:CDNX

Figure 4 - PGM Showings and Property Outlines - South Block - Lac Des Iles Project

proposed work to be completed on the Lac des Iles Project will be exploratory in nature.

Agnew Lake Property, Ontario

Description and Acquisition

Pursuant to an option agreement dated March 1, 1999 (the "Agnew Agreement"), between NMM and Donald Hawke and Gregory Campbell (collectively, the "Agnew Optionors"), NMM was granted the sole and exclusive right and option to acquire up to a 99% interest in and to the Agnew Lake Property, which initially comprised 201 mineral claims totalling 3,216 hectares, overlying a mafic intrusive complex located near Sudbury, Ontario. Pursuant to additional staking by NMM and the ProAm Agreement described below, the Agnew Lake Property now comprises 449 mineral claims, totalling 7,184 hectares.

Under the Agnew Agreement, NMM has paid the Agnew Optionors $65,700 and has issued an aggregate of 100,000 shares. In order to earn the first 51% interest (the "First Option") in and to the Agnew Lake Property, NMM must incur expenditures of not less than $1 million, by no specific date on the Agnew Lake Property, and pay the Agnew Optionors additional consideration totalling $105,000 over the next three years, as follows:

(i) $25,000 on March 1, 2002;

(ii) $35,000 on March 1, 2003; and

(iii) $45,000 on March 1, 2004.

Once NMM has satisfied the requirements of the First Option, in order to earn the remaining 48% interest (the "Second Option"), for a total of 99% interest in and to the Agnew Lake Property, NMM must incur an additional $1 million in expenditures by no specific date. The Agnew Optionors will retain a 1% carried interest and a 2% net smelter returns royalty.

In the event of the termination of the Second Option and provided that the First Option has been exercised by NMM, the parties shall enter into a formal joint venture agreement within 120 days of the termination of the Second Option and NMM will, as of the commencement date of the joint venture, be deemed to have a 51% and the Agnew Optionors shall be deemed to have a 49% interest in and to the Agnew Lake Property. Subsequent to the formation of the joint venture, all expenditures shall be funded by the parties pro rata in accordance with their respect interests at the Agnew Lake Property.

On June 18, 2000, NMM signed a Letter of Intent with Pacific North West Capital Corporation ("PFN") under which PFN may acquire 50% of all of NMM's rights and interests in the Agnew Lake Property. In order to vest its 50% interest, PFN must match the level of exploration expenditure incurred by NMM to-date (agreed at $500,000) by December 20, 2004, issue 50,000 shares of PFN to NMM (which have been issued) and make cash payments totalling $200,000 (of which $65,000 has been paid). PFN was appointed the operator of the property, and is responsible for completion of all assessment and filing requirements as long as it remains the operator of the property.

On June 27, 2001, NMM and PFN entered into an agreement (the "Kaymin Agreement") with Kaymin Resources Limited, a subsidiary of Anglo American Platinum Corporation Limited ("Kaymin"), under which Kaymin may acquire a 50% interest in the combined rights and interests of NMM and PFN in the Agnew Lake Property (or in other words a 49.5% undivided interest in the property), by funding or otherwise incurring exploration expenditures on the property of not less than $6,000,000 by December 31,

2004 and by making cash payments of $200,000 to each party (which have been completed). NMM remains responsible for NMM's underlying property option payments to the Agnew Optionors, but the expenditures of Kaymin will be credited towards NMM's and PFN's earn-in requirements. Upon earning its 49.5% interest under the Kaymin Agreement, Kaymin may increase its interest in the property to 57% by entering into a joint venture with NMM and PFN, and completing a bankable feasibility study. Kaymin may subsequently increase its interest to 60% by arranging for or funding all costs of development and construction to commercial production. NMM and PFN would be required to repay Kaymin their portion of these costs from a percentage of their respective shares of production from the project, as described in the Kaymin Agreement.

At the commencement of commercial production, and assuming PFN earns its full interest in the property, NMM and PFN would each retain an undivided 19.5% participating interest, and the Agnew Optionors, as the original property owners, would hold a 1% carried interest and up to a 2% net smelter returns royalty. Kaymin also has the right to purchase a further 5% interest (for an aggregate 65% interest) in the initial or subsequent mining operations developed on the Agnew Lake Property, based upon the net present value of the operations, according to their respective feasibility studies. PFN remains the operator of the property.

In the event that PFN does not incur its required earn in expenditures of $500,000 on its own account (i.e. if another party incurs the expenditures) PFN may exercise its earn in right by payment of $500,000 worth of PFN shares to NMM at any time before PFN's earn in deadline of December 20, 2004. By an amendment to the original agreement dated August 16, 2001 PFN has agreed to pay NMM incremental payments towards their earn in requirement. Commencing this year, 75,000 PFN shares will be paid annually to NMM for four years (the first installment of which has been received), unless PFN exercises its earn in right earlier. The shares will be valued according to the ten-day average market price at their time of issue, but in no case at a value less than $0.60 per share.

On November 1, 2001, PFN and NMM entered into an agreement (the "ProAm Agreement") with ProAm Explorations Corporation ("ProAm") to acquire an undivided 100% interest in 3 claims surrounded by the Agnew Lake Property (the "ProAm Property"). Under the terms of the ProAm Agreement, PFN and NMM have the right to acquire an undivided 100% interest (50/50) in the ProAm Property by making cash payments of $30,000 (of which $8,000 has been paid), issuing 48,000 shares of NMM (of which 14,000 shares have been issued) and 21,000 shares of PFN over a two year period, and undertaking $400,000 dollars in work expenditures over a four year period. Under the terms of the ProAm Agreement, the ProAm Property became part of the Agnew Lake Property, and is subject to the Agnew Agreement and the Kaymin Agreement described above. Kaymin has assumed the underlying cash property option payments, which will also be credited to Kaymin's earn-in requirements, but the share installments remain the responsibility of NMM and PFN respectively. The ProAm Property is also subject to a 2.5% net smelter royalty in favour of the original property vendor (a Mr. James Bond II), 1.5% of which may be purchased by ProAm for $1.5 million. Upon earning its interest, a 0.75% net smelter returns royalty will be granted to ProAm. NMM and PFN have the right to purchase the entirety of the initial 1.5% net smelter returns royalty from Mr. Bond should the terms of the ProAm Agreement be fulfilled, and by making an additional cash payment of $100,000 to ProAm.

To September 30, 2001, NMM has directly incurred $508,800 in exploration work on the Agnew Lake Property. To October 31, 2001, Kaymin has incurred approximately a further $550,000 in exploration expenditures on the Agnew Lake Property. Work is being conducted by PFN as project operator on an ongoing basis. Kaymin has approved a first year budget of $1.18 million, but much of this funding will not be expended on the project until calendar 2002.

Location and Access of Claims

The Agnew Lake Property is situated in the Sudbury Mining District of Ontario, in Shakespeare, Dunlop, Shibananing, Gough and Porter Townships (NTS sheet 41I/5). The intrusion lies 70 km west-southwest of the city of Sudbury, Ontario, and 9 km north of the village of Webbwood, Ontario. The western part of the Agnew Lake Property is accessible from the Westbranch Road, and the southeast portion is accessible from the Agnew Lodge Road. Agnew Lake provides boat access in the east, and a Hydro Ontario power line and a series of logging roads cut the central parts of the intrusion. Transportation costs for all types of exploration activity are thus not excessive.

Exploration History

The Agnew Lake Property covers most of a group of rocks known as the Agnew Intrusion. The margins of the Agnew Intrusion were originally explored for gold and base metals (ie., copper, nickel, etc.), summarized as follows:

1954: Dominion Gulf Company completed 2 diamond drill holes in the south-eastern corner of the intrusions. Results are unknown.

1967: Broulan Reef Mines Ltd. completed airborne magnetometer, electromagnetic and radiometric surveys, and ground magnetometer surveys, over parts of the intrusion in Shakespeare and Dunlop townships.

1968: Broulan Reef Mines Ltd. conducted a ground electromagnetic survey. Location and results are unknown.

1969: Falconbridge Nickel Mines Ltd. completed a 380-feet diamond drill hole along the east-central edge of the intrusion. Assay results are unknown.

1974: Inco Ltd. conducted 2-day reconnaissance sampling program in Shakespeare Township. A total of 8 samples were obtained, none of which were assayed.

1986: As part of a regional examination of "Nipissing" rocks in the Sudbury area, BP Resources Canada Ltd. completed reconnaissance sampling in Shakespeare Township. The mineralized zone detected by this reconnaissance sampling was subsequently named the A Zone of the Agnew intrusion.

1987: BP Resources Canada Ltd. acquired 27 claims in Gough and Shibananing townships. The company completed an airborne magnetometer and VLF survey over part of the complex. A grid was established over the A Zone and several lines of IP surveying were completed. Reconnaissance prospecting was carried out in the contact zones. A total of 105 rock samples were taken with five samples returning platinum and palladium values.

1988: BP Resources Canada Ltd. re-established the A Zone grid and completed 6.3 line km of IP surveys. Mapping and sampling of the A Zone outlined mineralization over a 25-35 m wide interval extending intermittently for 700 m along strike.

1989: BP Resources Canada Ltd. completed four diamond drill holes totalling 542 metres on the A Zone. Based on the drill hole results, most of the remainder of the Agnew intrusion was acquired by staking or option agreement.

1990: BP Resources Canada Ltd. established grids on the margins of the complex in the areas they named the B, B2 (Brunne Option), C and D zones. A two-man geological team conducted prospecting in these areas as well as along four widely spaced traverse lines through the central parts of the complex. A total of 923 surface samples were obtained.

BP Resources Canada Ltd. completed 28 diamond drill holes totalling 4801 m on the B and B2, C and D zones.

1992-3: BP Resources Canada Ltd. was disbanded and the Agnew claims transferred to Inco Ltd. Inco conducted a bulk channel sampling program on the B and D zones. The bulk sample results indicated average grades of 0.056 parts per million platinum and 0.188 parts per million palladium for B Zone mineralization, and 0.634 parts per million platinum and 0.163 parts per million palladium for D Zone mineralization.

1998: The Inco claims over the Agnew complex were acquired by two local geologists, who staked additional ground including the Bye Zone. Inco carried out a bulk sampling program on the Agnew complex because they were looking for large tonnage massive sulphide mineralization and felt that this was an appropriate sampling method to be used to test for this type of mineral deposit. Inco dropped the claims covering the Agnew Intrusion because the mineralization they encountered during their exploration program did not fit the geological model of a massive sulphide deposit.

An independent American prospector staked a small area in the south central part of the Agnew complex in late 1998. This ground was optioned to Freewest Resources Canada Ltd.

1999: NMM optioned the Agnew Lake Property from the Agnew Optionors, and subsequently staked all of the remaining open ground on the intrusion.

Summary of Recent Exploration by NMM

NMM's initial exploration program on the Agnew Lake Property tested the strike continuity of contact zone mineralization and investigated the potential for reef-type mineralization. The goal of this initial exploration program was to outline the mineralized zones on surface upon which recommendations for second phase work, including drilling, could be made. The initial work program included stripping, trenching and detailed rock and soil geochemical surveys along the basal contacts of the intrusion (exploration for contact zone mineralization) and geological mapping and geochemical surveying in the favourable horizons of the complex (exploration for reef-type mineralization).

Results from the initial exploration program up to mid-August, 1999 were positive to the extent that additional funds were spent on an expanded exploration program to September 30, 1999. Expansion of the initial exploration program included additional geochemical soil and rock sampling, additional geological mapping and additional trenching and sampling. Results of the sampling verified the presence of a narrow Pt-Pd-Au mineralized, stratabound (reef-style) horizon in the upper portion of the intrusion.

By October 14, 1999, a total of six trenches totalling 802 meters were dug to bedrock on the Agnew Lake Property. The purpose of digging these trenches was to investigate anomalous platinum, palladium and gold values detected in soil surveys that had been carried out over the property during the first part of the initial exploration program.

NMM commenced a second phase exploration program on the Agnew Lake Property in late November, 1999 which was completed in December 1999. This second phase exploration consisted of diamond drilling of selected targets delineated by the expanded first phase exploration program. NMM estimates that approximately $80,000 was spent on the drilling program. The purpose of the drilling program was to test at depth platinum, palladium and gold-mineralized areas that were outlined on surface.

Three holes totalling 257 metres were drilled to test the Bye Zone, a zone of gossanous surface mineralization hosted by a Late Proterozoid Nipissing gabbro sill. Surface sampling on the Bye Zone returned values from below detection levels up to 4.7 g/t Pd, 3.8 g/t Pt and 7.5 g/t Au. The first two holes undercut the Bye Zone owing to the fact that the zone has a steeper plunge than suggested by surface mapping. The third, and final hole of the program intersected two zones of PGE mineralization. The Upper Zone, intersected at a down-hole depth of 20.9 metres, averaged 0.217 g/t Pd, 0.068 g/t Pt, 0.029 g/t Au and 674 ppm Cu over 1.5 metres. 1.5 metres of lower grade mineralization separates the Upper and Lower Zones. The Lower Zone averaged 0.62 g/t Pd, 0.18 g/t Pt, 0.085 g/t Au and 1,347 ppm Cu over 3.0 metres including 1.72 g/t Pd, 0.495 g/t Pt and 0.207 g/t au over 0.4 metres.

Drilling within the upper portion of the Early Proterozoic Agnew Lake layered mafic intrusion returned only weakly elevated Pd and Pt values (highs of 104 and 108 ppb, respectively). Three holes, for a total metreage of 550 metres, were drilled into this area to test coincident Cu-Pd-Au soil anomalies. The results are similar to those encountered in surface trenching and indicate that strata-bound "reef-style" mineralization is present in the upper portion of the Agnew Intrusion, but that the grade of said mineralization is relatively low. While the grades are disappointing, the verification that this style of mineralization is present within the Agnew Lake intrusion is very encouraging from the standpoint of on-going exploration activities.

The third area tested by the December drilling program was the northwest corner of the Agnew Lake Intrusion. Here previous work done by BP Canada identified widespread "contact-style" PGE mineralization with grades of up to 5.6 g/t Pd and 0.9 g/t Pt from the surface grab samples. The 1999 drilling was targeted at what, based on a re-evaluation of BP's results, appeared to be layer-parallel ("reef-style") mineralization located within the basal portion of the Agnew Lake intrusive stratigraphy, above the contact zone mineralization. Three holes totalling 350 metres were drilled to test for this style of mineralization within the lower Varitextured Gabbro Unit. A fourth hole (NM99-7) was drilled mainly for stratigraphic purposes. All three holes (NM99 – 4,5,6) drilled into the Varitextured Unit encountered multiple zones of elevated PGE values including a 10 metre thick zone hosted by a distinct varitextured gabbro sub-unit. This thick interval was intersected in two holes and returned average values of 0.186 and 0.151 g/t Pt+Pd over 10 metres. The third hole was drilled stratigraphically below this interval. The best intersection from this area was from hole NM99-5 which returned 0.626 g/t Pt + Pd over 2 metres at a depth of 66 metres.

Drilling of this target failed to increase either thickness or grade and no additional work is planned for this target by NMM.

Geology and Mineralization

The Agnew Intrusion is a body of rock that covers a 10 kilometre (6.25 mile) by 6 kilometre (3.75 mile) area. The Agnew Intrusion hosts an environment that is favourable for the concentration of PGE group metals (i.e. platinum, palladium, rhenium) both on the margins of the Agnew Intrusion and within discrete layers of the intrusion.

Seven discrete zones (A, B, B2, C, D, Bye and O'Brien) of PGE mineralization with associated copper and nickel have been delineated on the Agnew Lake Property by BP Resources. These zones are located on the edges of the Agnew Intrusion, and are spread over a distance of 10 kilometres (6.25 miles). Surface (rock) samples previously taken from these zones assayed up to 8.5 grams per tonne (0.25 ounces per ton) combined platinum and palladium. Drill core samples from these zones assayed up to 6.0 grams per tonne (0.18 ounces per ton) combined platinum and palladium.

NMM's consultants have determined that there are two types of PGE targets to be evaluated on the Agnew Property. The first type of target is contact zone mineralization, which occurs along the margins of the Agnew Intrusion. The second type of target is "reef-type" mineralization, which is postulated to have formed within certain layers of the Agnew Intrusion as the rocks cooled.

During 2000-01 exploration work, PFN (Pacific Northwest Capital) as operator of the Agnew Lake Property, has undertaken a program of detailed mapping, stripping, as well as detailed sampling and geophysics, targeting contact zone mineralization along the basal margin of the Agnew Lake intrusion. The primary target was PGE mineralization similar to what is found at PFN's River Valley project, also located near Sudbury, Ontario. The target area was along the 15 kilometre contact zone of the intrusion in which previous work has demonstrated significant values of up to 8.5 g/t combined PGE.

PFN's work to date has mainly targeted the previously mentioned A, B, B2 and C Zones initially identified by BP Resources. Work during 2000-01 has confirmed the presence of significant Pt-Pd-Au mineralization in all of these areas, resulted in extending the known mineralization in the A Zone area by at least 500 metres to the north toward the B2 Zone, and returned grab sample grades from below detection up to 12.1 g/T Pt+Pd-Au.

At the time of writing, results from the detailed grid sampling were pending in several areas, IP/Mag surveys were underway over portions of the A, B2 Zones and the ProAm Property, and an initial reconnaissance drill program totalling some 1500 metres was being undertaken to test geochemical, geological, and geophysical targets in the A, B and B2 zone areas.

Agnew Lake Project

Sampling Methodology, Data Verification, Sample Preparation and Security

Analytical methods utilized on each type of sample have been included in the discussion above. Standard preparation techniques were employed for all samples save for the soil samples which underwent a proprietary preparation and analytical technique (MMI - Mobile Metal Ion) under license to XRAL, the details of which NMM is not privy to.

Random duplicate samples were submitted with New Millennium's samples roughly every 50-65 samples. No significant anomalies appeared in the data and the check assays conducted by the analytical facilitates did not show any anomalies during the period of time NMM's consultant was involved in the project.

Pacific Northwest Capital has not, to NMM's knowledge, conducted any in-house data verification save for re-analyzing the pulps for any and all samples that exceeded the 1 g/T Pt+Pd+Au threshold. In all cases every tenth sample was re-assayed by the analytical facility in question with the both the original and duplicate analysis report. To NMM's knowledge there has been no significant analytical discrepancies detected by the data verification procedures conducted on the project to date. In general no analytical errors were observed in the data collected to date on the project and NMM's consultant believes the analytical data accurately reflects the metal distribution on the property.

The Agnew Lake Property contains no know body of commercial ore. All work completed to date on the property has been exploratory in nature.

Otter Tooth Property, Ontario

On April 6, 2000, NMM acquired an option from Canadian Golden Dragon Resources Limited to earn up to an undivided 60% interest in the Otter Tooth Property. The Otter Tooth Property totals approximately 7,904 hectares and is located in the northern part of the Lac des Iles area, Thunder Bay Mining Division, northern Ontario. NMM can acquire its first undivided 50% interest in the Otter Tooth Property by making cash payments totalling $65,000 over a five-year period (of which $25,000 has been paid). Four additional installments of $10,000 each are due on June 14, 2002, 2003, 2004 and 2005. NMM was required to spend a minimum of $40,000 on the property by October 31, 2000 (which has been spent), incur a further $200,000 in exploration work by April 6, 2002, and the balance of $510,000 by April 6, 2003, to earn a 50% interest in the property. NMM can then earn a further undivided 10% interest in the property by spending an additional $750,000 within a further three-year period. To September 30, 2001, a total of $163,054 has been incurred in exploration work on the Otter Tooth Property.

The following is a summary of the claims comprising the Otter Tooth Property:

Claim #	# of Units	Township	Recorded Holder	Due Date[1]
TB1229568	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (100%)	March 15, 2002
TB1229569	4	Puddy Lake	Canadian Golden Dragon Resources Ltd. (100%)	March 15, 2002
TB1229571	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (100%)	March 15, 2002
TB1229575	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (100%)	March 15, 2002
TB1229604	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (100%)	March 15, 2002
TB1229605	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (100%)	March 15, 2002
TB1229606	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (100%)	March 15, 2002
TB1244261	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	May 29, 2002
TB1244265	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	May 29, 2002
TB1244270	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	May 29, 2002
TB1244271	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	May 29, 2002
TB1244272	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	May 29, 2002
TB1244273	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	May 29, 2002
TB1244258	16	Whalen Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	May 29, 2002
TB1244259	15	Whalen Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	May 29, 2002
TB1244260	16	Whalen Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	May 29, 2002

Claim #	# of Units	Township	Recorded Holder	Due Date[1]
TB1244262	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	May 29, 2002
TB1244263	15	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	May 29, 2002
TB1244264	2	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	May 29, 2002
TB1244266	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	May 29, 2002
TB1244267	8	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	May 29, 2002
TB1244268	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	May 29, 2002
TB1244269	10	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	May 29, 2002
TB1244274	8	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	June 8, 2002
TB1244275	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	June 8, 2002
TB1244276	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	June 8, 2002
TB1244277	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	June 8, 2002
TB1244278	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	June 8, 2002
TB1244279	12	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	June 8, 2002
TB1244280	12	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	June 8, 2002
TB1244281	12	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	June 8, 2002
TB1246211	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	September 8, 2002
TB1246212	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	September 8, 2002
TB1246213	16	Puddy Lake	Canadian Golden Dragon Resources Ltd.(50%)/NMM Metals Corporation (50%)	September 8, 2002
TB1246214	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	September 8, 2002

(1) The due date is the date that the title to the claims will lapse if no further exploration is carried out on the claims and filed with the Province of Ontario.

The Otter Tooth Property covers large portions of two Archean-aged mafic intrusive complexes believed to have significant potential to host PGM mineralization. The property, located 65 km southwest of Armstrong, Ontario, covers the majority of the Awkward Lake gabbro-anorthosite complex and a significant portion of the Core Zone gabbro intrusion.

Prospecting and mapping in late 2000 and 2001 by NMM identified three zones of PGM mineralization on the Otter Tooth Property. Within the southern portion of Awkward Lake Intrusion a zone of Cu-Ni-Pt-Pd-Au mineralization (Grassy Meadow Zone) was identified. Grab samples from this zone returned grades from below detection up to 1.03% Cu, 0.33% Ni and 333 ppb Pt+Pd+Au. The mineralization occurs as coarse-grained sulphide disseminations in a medium-grained anorthositic gabbro phase near the inferred base of the intrusion. Only preliminary prospecting has been completed on this zone and no other details are available.

A second zone of mineralization was encountered in a small gabbro body located immediately north of, and believed to be related to, the Core Zone intrusion. The T-Lake Zone consists of a narrow zone (1-2 metres) of weakly disseminated chalcopyrite and pyrrhotite within a medium-grained leucogabbro at the contact with an east-west-trending deformation zone. Grab samples from the T-Lake Zone have returned grades from below detection to 1.23 g/t Pt+Pd+Au. Grab samples from the adjacent deformation zone, which has a minimum width of 10 metres, also show elevated PGM values, from below detection to 189 ppb Pt+Pd+Au despite being deeply weathered.

A third zone of low level PGM mineralization was identified within the Core Zone intrusion. This zone of mineralization occurs at the south end of T-Lake and is associated with a broad zone of shearing. Grab samples from this zone have returned values from below detection to 301 ppb Pt+Pd+Au from sheared and oxidized fine-grained melanogabbro.

The Otter Tooth Property has no known body of commercial ore. All exploration programs conducted to-date on the property have been exploratory in nature.

Salter Property, Ontario

On September 3, 1999, NMM acquired an undivided 100% interest in the Salter Property by staking three mineral claims totalling approximately 352 hectares located in the Sudbury Mining Division within 10 kilometres of Massey, Ontario and within 40 kilometres of NMM's Agnew Lake Property. To September 30, 2001, NMM has incurred $9,288 in costs on the Salter Property.

The following is a summary of claims covering the Salter Property:

Claim #	# of Units	Township	Recorded Holder	Due Date[1]
S1229689	10	Salter	NMM Metals Corporation (100%)	September 3, 2002
S1229690	8	Salter	NMM Metals Corporation (100%)	September 3, 2002
S1229691	4	Salter	NMM Metals Corporation (100%)	September 3, 2002

(2) The due date is the date that the title to the claims will lapse if no further exploration is carried out on the claims and filed with the Province of Ontario.

The Salter Property area has seen sporadic exploration activity over the last 50 years. The majority of this activity has been focused on the potential for vein-related high-grade copper mineralization. There are two small former copper producing mines within 5 kilometers of the Salter Property. From information that is publicly available from assessment and geological maps and reports from the Ontario Ministry of Mines and the Ontario Geological Survey, exploration in the Salter Property area has included regional airborne magnetic and electromagnetic surveys, stream sediment sampling, geological mapping and prospecting. There is, however, no recorded work targeting the PGE potential of the Salter Property.

The Salter Property overlies a portion of the May Township Intrusion. The May Township Intrusion is part of a suite of mafic intrusive rocks in this portion of Ontario (called the East Bull Suite) that includes the Agnew Lake Intrusion, which are known to host local concentrations of PGE's and gold. A brief prospecting effort on the Salter claims identified rock types similar to those that host PGE showings on NMM's properties near the Agnew Lake Property. NMM believes the Salter Property to have potential to host both contact and parallel layer ("reef-type") PGE mineralization. NMM has only incurred staking costs and nominal expenses to date on the Salter Property.

The Salter Property has no known body of commercial ore. Any proposed work to be completed on the Salter Property will be exploratory in nature.

Selected Financial Information and Management's Discussion and Analysis for NMM

The following table summarizes NMM's financial position and operating results for the past three fiscal years and the nine months ended September 30, 2001:

	Fiscal Year Ended Dec. 31, 1998	**Fiscal Year Ended Dec. 31, 1999**	**Fiscal Year Ended Dec. 31, 2000**	**9 month Period Ended Sept. 30, 2001**
Operations:				
Revenue from Operations	Nil	Nil	Nil	Nil
Administrative Expenses	$ 85,448	$278,462	$358,576	$157,396
Interest Income and Expense Recoveries	8,307	3,035	105	21,356
Net Income (Loss)	(77,141)	(275,427)	(358,471)	(1,190,851)
Working Capital (Deficit)	213,254	28,073	160,259	(32,979)
Assets and Liabilities:				
Current Assets	$236,937	$161,937	$498,144	$ 42,641
Mineral Properties and Deferred Exploration	1,074,954	1,556,088	2,266,165	1,452,704
Current Liabilities	23,683	133,864	337,885	75,620
Long Term Liabilities	Nil	Nil	266,000(1)	Nil
Shareholders' Equity (Capital Deficiency):				
Dollar Amount (net of deficit)	$1,294,227	$1,591,750(2)	$2,168,766	$1,425,236
Shares Outstanding	4,168,651	4,223,651	8,053,094	8,735,595

(1) Provision for future income taxes.

(2) Includes $543,450 for outstanding special warrants.

The following table summarizes NMM's results of operations for the past eight quarters to December 31, 2000, the most recently completed fiscal year end:

	Year Ended December 31, 2000	Nine Months Ended September 30, 2000	Six Months Ended June 30, 2000	Three Months Ended March 31, 2000	Year Ended December 31, 1999	Nine Months ended September 30, 1999	Six Months Ended June 30, 1999	Three Months Ended March 31, 1999
Revenue	$ 105	$ 56	$ 34	$ 34	$3,035	$3,035	$2,748	$3,213
Income from Operations	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Income (Loss)	(358,471)	(187,455)	(168,328)	(77,195)	(275,427)	(190,574)	(130,090)	(45,732)

Management's Discussion and Analysis for NMM

Fiscal Year Ended December 31, 1999 Compared to Prior Year

During the fiscal year ended December 31, 1999, NMM had $3,035 in interest income and expense recoveries, and incurred $278,462 in administrative expenses, compared to interest income of $8,307 and administrative expenses of $85,448 for the fiscal year ended December 31, 1998. The principal expenses were consulting fees of $60,248 (compared to $2,775 in 1998), new property investigations of $47,448 (compared to $44,083 in 1998), audit and accounting expenses of $31,875 (compared to $5,000 in 1998), promotional costs of $32,508 (compared to $2,679 in 1998), office rent and services expenses of $25,199 (compared to $586 in 1998), and legal costs of $19,498 (compared to $14,736 in 1998). The increase in consulting costs were primarily due to the hiring of additional administrative staff on a consulting basis. Office rent and other expenses increased as a result of leasing new premises. Audit and legal expenses also increased primarily due to an increase in acquisition and exploration activities.

NMM continued its search for new mineral exploration properties of merit, turning its focus to PGM properties located in Ontario, and incurred mineral property acquisition and exploration costs of $495,557 (compared to $81,998 in the previous year). NMM completed a special warrant offering to raise $543,450 in the fiscal year ended December 31, 1999, which was used to fund property acquisitions and exploration activities. Because of the large increase in NMM's exploration activities, working capital decreased from $213,254 in 1998 to $28,073 at the end of the 1999 fiscal year.

Fiscal Year Ended December 31, 2000 Compared to Prior Year

During the fiscal year ended December 31, 2000, NMM had $105 in interest income and incurred $358,576 in administrative expenses, compared to interest income and expense recoveries of $3,035 and administrative expenses of $278,462 for the fiscal year ended December 31, 1999. The principal expenses were consulting fees of $47,705 (compared to $60,248 in 1999), new property investigations of $72,352 (compared to $47,448 in 1999), audit and accounting expenses of $11,645 (compared to $31,875 in 1999), promotional costs of $98,397 (compared to $32,508 in 1999), office rent and services expenses of $19,219 (compared to $25,199 in 1999), and legal costs of $24,923 (compared to $19,498 in 1999).

The increase in administrative expenses generally is attributed to NMM's pursuit of new exploration properties of merit, as well as the large increase in exploration activity over the fiscal year, as work intensified on the PGM exploration properties in Ontario. Total mineral property acquisition and exploration expenditures increased from $495,557 in 1999 to $768,302 in the fiscal year ended 2000. NMM financed the costs of the exploration work through various flow-through and non flow-through private equity financings, and the exercise of certain incentive stock options, which raised net proceeds of $1,120,936 for NMM over the 2000 fiscal year. NMM had $160,259 in working capital at the end of the 2000 fiscal year, compared to $28,073 at the end of the previous year.

Nine Months Ended September 30, 2001 Compared to Fiscal Year Ended December 31, 2000

During the nine months period ended September 30, 2001, NMM had $21,386 in interest income and expense recoveries, and incurred $135,041 in administrative expenses, compared to expense recoveries of $105 and administrative expenses of $358,576 for the fiscal year ended December 31, 2000. The principal expenses were audit and accounting expenses of $21,238 (compared to $11,645 for the year ended 2000), promotional costs of $27,911 (compared to $98,397 for the year ended 2000), office rent and services expenses of $16,306 (compared to $19,219 for the year ended 2000), and legal costs of $13,693 (compared to $24,923 for the year ended 2000). The comparability of the figures is of course affected by the comparison of a nine month period to a full fiscal year, and write down of the Simlock Creek Property discussed below.

New property investigations decreased during the period, as activity focused on the recently acquired exploration properties. Exploration activity during the period was generally less than for the same period last year. NMM incurred $512,798 in total mineral property acquisition and exploration costs for the period ended September 30, 2001, compared to $660,726 for the same period last year. In result, administrative costs were also less ($157,396, compared to $187,511 for the same nine month period last year). Due to the management's decision to not carry out further exploration work at this time on the Simlock Creek Property, British Columbia, the property was written down for accounting purposes to a nominal value. This resulted in an increase in net losses of $1,054,811 for the period. Exploration work during the period was limited by the increased difficulty in raising new financing in the venture capital markets, and NMM ended the period with a working capital deficit of $32,979.

NMM has never paid any dividends, and has no dividend policy. There are currently no impediments or restrictions on NMM's payment of dividends, if, as and when declared by the directors of NMM.

Risk Factors

Industry Risks

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by NMM may be affected by numerous factors which are beyond the control of NMM and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in NMM not receiving an adequate return on investment capital.

NMM, as well as being an exploration company which acquires properties for its own exploration endeavours, is also a company that, from time to time, acquires mineral property interests and subsequently options these interests to other companies. NMM also acts in many instances as the operator of properties. Moreover, it is possible that NMM will option properties, in which it has developed sufficient merit through exploration, to major mining companies. NMM is therefore subject to contractual risk under such contracts, including potential liability for title defects, receivables risk as operator, and other such risk of liability in such industry pursuits.

Exploration and Development Risks

All of the claims owned by NMM are at the exploration stage only and are without a known body of commercial ore. Development of NMM's mineral properties will only follow if satisfactory exploration results are obtained. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that NMM's mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of NMM's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that the funds required for development can be obtained on a timely basis. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short-term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades may also have an adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. Reserves are reported as general indicators of mine life. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which NMM has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of base and precious metals, such as unusual or unexpected formations, cave-ins, pollution, all of which could result in work stoppages, damage to property and possible environmental damage. NMM does have general liability and operating insurance coverage. Payment of any liabilities as a result could have a materially adverse effect upon NMM's financial condition.

Limited Operating History; Lack of Cash Flow and Non-Availability of Additional Funds

None of NMM's properties has commenced commercial production and NMM has no history of earnings or cash flow from its operations. As a result there can be no assurance that NMM will be able to develop any of its properties profitably or that its activities will generate positive cash flow. NMM has not declared or paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to the issuer is through the sale of its common shares and funds paid to NMM by the optionee of its Agnew Lake Property. Even if the results of exploration are encouraging, NMM may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists on any property. While NMM may generate additional working capital through the operation, development, sale or possibly the joint venture development of its properties, there is no assurance that any such funds will be available for operations.

No Proven Reserves

All of the properties in which NMM holds an interest are considered to be in the exploration stage only and do not contain a known body of commercial ore.

Title Risks

Due to the large number and diverse legal nature of the mineral properties described in this Information Circular, full investigation of legal title to each property has not been carried out at this time. Any of NMM's properties may be subject to prior unregistered agreements of transfer or native land claims and title may be affected by undetected defects. NMM's properties consist of recorded mineral claims which have not been surveyed, and, therefore, the precise location and extent of such claims may be in doubt. While NMM has reviewed and is satisfied with the title for any claim in which it has a material interest and, to the best of its knowledge, such title is in good standing, there is no guarantee that title to such claim will not be challenged or impugned.

Conflicts of Interest

Certain of the directors and officers of NMM are directors of other mineral resource companies and, to the extent that such other companies may participate in ventures in which NMM may participate, the directors of NMM may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of NMM, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, NMM will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that NMM will assign all or a portion of its interest in a particular program to another company due to the financial position of NMM. It may also occur that NMM may acquire an interest in a particular program of another company, based upon the decision of NMM's committee of independent directors. In accordance with the laws of the Province of British Columbia, the directors of NMM are required to act honestly, in good faith and in the best interest of NMM. In determining whether NMM will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to NMM, the degree of risk to which NMM may be exposed and its financial position at the time. Other than as indicated and except as may be provided under the *Company Act* (British Columbia), NMM has no other procedures or mechanisms to deal with conflicts of interest.

Exploration Stage Risks; Lack of Cash Flow; Additional Funding Requirements

NMM's properties are currently being explored or assessed for exploration and as a result, NMM has no source of operating cash flow. NMM has limited financial resources and there is no assurance that if additional funding were needed, that it would be available to NMM on terms and conditions acceptable to it. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and the possible partial or total loss of NMM's interest in current properties. At present, NMM does not have sufficient financial resources to undertake all of its currently planned exploration programs. The development of any ore deposits found on NMM's exploration properties depends upon NMM's ability to obtain financing through debt financing, equity financing or other means. There is no assurance that NMM will be successful in obtaining the required financing.

Competition and Agreements with Other Parties

The mineral resources industry is intensely competitive and NMM competes with many companies that have greater financial resources and technical facilities than itself. Significant competition exists for the limited number of mineral acquisition opportunities available in NMM's sphere of operations. As a result of this competition, NMM's ability to acquire additional attractive mineral properties on terms it considers acceptable may be adversely affected.

NMM may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and NMM may have its interests in the properties subject to such agreements reduced or eliminated as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, NMM may be unable to finance the costs required to complete the recommended programs.

Fluctuating Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of same. Factors beyond the control of NMM may affect the marketability of any minerals discovered. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of NMM, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The effect of these factors on the price of minerals and therefore the economic viability of any of NMM's exploration projects cannot accurately be predicted. As NMM is in the exploration stage, the above factors have had no material impact on present operations or income.

Environmental Regulation

All phases of NMM's operations in Canada are subject to environmental regulations. Environmental legislation in Canada is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect NMM's operations.

Compliance with Laws and Regulations

The Provinces of British Columbia, Saskatchewan, Manitoba and Ontario, where NMM owns mineral claims or holds mineral claims under option agreements with other parties, all have legislation and regulations in place through their respective Departments of Natural Resources that control the manner in which NMM may carry out exploration activities.

Exploration work that involves mechanized equipment, stripping, trenching, blasting, the removal of trees, disturbance to lakes and streams and disturbance to fish and wildlife habitat is regulated by the respective Provincial Departments of Natural Resources and NMM must comply with any legal requirements in this respect. NMM may have to submit a work plan, have the plan reviewed by the appropriate government agency and wait until the plan is approved before the commencement of work. The work plan as approved by the government agency may include specific terms and conditions with which NMM must comply. Some types of work permits require that NMM post a bond to ensure that the terms of the permit are complied with.

If any mines are developed on any of NMM's properties, those mining operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters. In addition, new laws or regulations governing operations and activities of mining companies could have a material adverse impact on NMM.

Adequate Labour and Dependence Upon Key Personnel

NMM will depend upon recruiting and maintaining other qualified personnel to staff its operations. NMM believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which NMM intends to operate. There can be no assurance, however, that such personnel will always be available in the future. In addition, it cannot be predicted whether the labour staffing at any of NMM's projects will be unionized. The success of the operations and activities of NMM is dependent to a significant extent on the efforts and abilities of its management. The loss of services of any of its management could have a material adverse effect on NMM. NMM does not maintain key person insurance.

Share and Loan Capital Structure

The authorized capital of NMM consists of 100,000,000 common shares without par value, of which 8,749,595 shares are issued as fully paid and non-assessable as at November 30, 2001. All common shares of NMM, both issued and unissued, rank equally as to dividends, voting powers and participation in assets. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and there are no provisions for redemption, purchase for cancellation, surrender or sinking or purchase funds. Provisions as to the modifications, amendments or variations of such rights or such provisions are contained in the *Company Act* (British Columbia).

NMM does not have any outstanding long or short-term debt. NMM has outstanding trade accounts payable from time to time, as a result of normal business activities.

Directors, Officers, Promoters and Principal Shareholders of NMM

The following table sets out the name, municipality of residence, and principal occupation for the last 5 years of the directors, officers, promoters and persons holding directly or indirectly more than 10% of the common shares of NMM:

Name, Municipality of Residence, and Position	Principal Occupation or Employment for Past Five Years and Background Information	Age
Frank R. Hallam Burnaby, B.C. Director, President and C.E.O., and Audit Committee Member	President and C.E.O. of NMM since March 14, 1983; Chartered Accountant; Chief Financial Officer, Director and Secretary-Treasurer of Tan Range Exploration Corporation, a public company with gold properties in East Africa, from May 1994 to present; Director and Chief Financial Officer of Derek Resources Corporation, a public company involved in oil and gas properties in the United States, from February 1998 to present. Member of Canadian Institute of Chartered Accountants and Institute of Chartered Accountants of B.C. since April 1993.	41

Name, Municipality of Residence, and Position	Principal Occupation or Employment for Past Five Years and Background Information	Age
Robert J. Hallam Vancouver, B.C. Director and C.F.O.	Retired Chartered Accountant; Director and C.F.O. of NMM since November 1, 1983. Member of Institute of Chartered Accountants of B.C. since December 1958.	69
Marek J. Kreczmer Vancouver, B.C. Director and Audit Committee Member	Geologist; Director, President and C.E.O. of Tan Range Exploration Corporation, a public company with gold properties in East Africa, from March 1993 to present. Director of NMM since March 19, 1997. M.Sc. (1977) University of Toronto.	50
O. Roger Eckstrand Ottawa, Ontario Director and Audit Committee Member	Retired Geologist; Formerly with Geological Survey of Canada from May 1969 to Sept. 1997; Director of NMM since November 6, 1998. Ph.D. (1963) Harvard University, and M.Sc. (1956) University of Saskatoon.	69
Helen Hansen Surrey, B.C. Corporate Secretary	Office Manager, Tan Range Exploration Corporation from May 1994 to present; Secretary of NMM since July 22, 1998.	47

Other than the Audit Committee (the members of which are indicated above), there are no other executive committees of the Board. All directors serve until the next annual general meeting of NMM; all officers serve at the will of the Board of Directors. None of the directors or officers have entered into non-competition or non-disclosure agreements with NMM.

As at November 30, 2001, the only person known to NMM to own more than 10% of NMM's issued and outstanding common shares is:

Identity of Person or Group	# of Common Shares Owned	Percent of Class
Frank R. Hallam, President, C.E.O. and Director of NMM Burnaby, British Columbia	895,795[1]	10.24%

[1] Does not include the 273,300 NMM Common Shares which Mr. Hallam has agreed to subscribe for pursuant to the NMM Financing. See "New Millennium Metals Corp. - Other Material Facts"

Securities Held by Directors, Officers and Promoters

As at December 19, 2001, NMM's directors, officers, promoters and principal shareholders as a group hold an aggregate of 1,465,038 common shares, beneficially, directly or indirectly. In addition, as a group NMM's directors, officers, promoters and principal shareholders hold stock options exercisable to purchase up to 501,750 common shares, and warrants to purchase up to 566,923 common shares of NMM.

Corporate Cease Trade Orders or Bankruptcies

No director, officer or promoter of NMM is, or has been within the past ten years, a director, officer or promoter of any other company that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any statutory exemptions for a period of more than 30 consecutive days, or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

No director, officer or promoter of NMM has, within the ten years prior to the date hereof, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded company, or theft or fraud.

Individual Bankruptcies

No director, officer or promoter of NMM is, or has, within the ten years prior to the date hereof, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Indebtedness of Directors, Officers, Promoters, and Others

No director, officer, promoter, or other member of the management of NMM, or any of their respective associates or affiliates, is or has been indebted to NMM at any time.

Executive Compensation

NMM has two executive officers, Frank R. Hallam, President and CEO, and Robert J. Hallam, CFO. The following table summarizes the compensation paid to the named executive officers during the last three fiscal years:

Summary Compensation Table

Name and Principal Position	*Period or Fiscal Year*	*Annual Compensation*			*Long Term Compensation*	*All Other Compensation ($)*
		Salary	*Bonus*	*Other*	*Securities Under Option*	
Frank Hallam President and Chief Executive Officer	2000 1999 1998	Nil $25,900 $9,700	Nil Nil Nil	Nil Nil Nil	18,000 20,250 58,000	Nil Nil Nil
Robert J. Hallam Chief Financial Officer	2000 1999 1998	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	18,000 Nil Nil	Nil Nil Nil

Interest of Management and Others in Material Transactions

Frank Hallam, the President and Chief Executive Officer of NMM is the sole placee in the NMM Financing whereby he has agreed to subscribe for the total 273,300 NMM Common Shares at a price of $0.15 per NMM Common Share.

Other than as noted above, there are no other material transactions involving the directors, officers or promoters of NMM, or their associates or affiliates, within the last three years preceding the date hereof, which have not been disclosed elsewhere in this Circular.

Options and Other Rights to Purchase Shares

The following table sets forth particulars concerning outstanding stock options granted or warrants issued to all current and past executive officers of NMM as a group, all current and past directors of NMM who are not executive officers as a group, all other employees of NMM as a group, consultants to NMM as a group, and all other persons, as at December 10, 2001:

Description of Holders (Number in Group)	Options (O) or Warrants (W) (#)	Exercise or Base Price (CDN$/Share)	Expiry Date	Market Value of Shares at Grant or Issue Date (CDN$/Share)
Current and Past Executive Officers as a Group (2)	82,000 (O) 36,000 (O) 20,250 (O) 58,000 (O) 45,033 (W) 25,000 (W)	$0.73 $0.56 $0.45 $0.50 $0.46 $0.60	Jan. 17, 2006 May 8, 2005 Jan. 28, 2004 June 15, 2003 May 24, 2002 June 29, 2002	$0.55 $0.56 $0.45 $0.50 $0.51 $0.40
Other Current and Past Directors as a Group (2)	75,000 (O) 36,000 (O) 40,500 (O) 58,000 (O) 58,000 (O) 173,000 (W)	$0.73 $0.56 $0.45 $0.50 $0.50 $0.46	Jan. 17, 2006 May 8, 2005 Jan. 28, 2004 June 15, 2003 Nov. 5, 2003 May 24, 2002	$0.55 $0.56 $0.45 $0.50 $0.50 $0.51
All Other Employees as a Group (10)	142,000 (O) 71,000 (O) 20,250 (O) 20,000 (O) 52,500 (O) 10,000 (O) 94,000 (O) 194,800 (W)	$0.73 $0.56 $0.45 $0.45 $0.35 $0.50 $0.50 $0.46	Jan. 17, 2006 May 8, 2005 Jan. 18, 2004 Oct. 27, 2004 Sept. 7, 2004 July 4, 2004 June 15, 2003 May 24, 2002	$0.55 $0.56 $0.45 $0.45 $0.35 $0.50 $0.50 $0.51
Consultants as a Group	Nil	Nil	Nil	Nil
All other persons (16)	154,286 (W) 70,500 (W) 440,836 (W) 194,740 (W) 495,349 (W) 100,000 (W)	$0.44 $0.46 $0.60 $0.68 $0.50 $0.45	Feb. 5, 2002 May 24, 2002 June 29, 2002 Aug. 16, 2002 Aug. 31, 2002 Dec. 29, 2002	$0.63 $0.51 $0.40 $0.60 $0.45 $0.40

Prior Sales

During the 12 months preceding the date of this Circular, NMM has issued the following NMM Common Shares:

Date of Issue	Description of Issue	No. of NMM Common Shares Issued	Issue Price per NMM Common Share	Gross Proceeds
36888	Private Placement	45,449	$0.43	$19,543
36920	Stock Option Exercise	15,000	$0.50	$7,500
36923	Warrant Exercise	2,690	$0.58	$1,560
36930	Private Placement	308,571	$0.35	$108,000
36936	Property Option	50,000	$0.50 (deemed)	N/A
36940	Private Placement	194,740	$0.55	$107,107
37010	Property Option	37,500	$0.29 (deemed)	N/A
37010	Property Option	12,500	$0.39 (deemed)	N/A
37010	Property Option	12,500	$0.54 (deemed)	N/A
37014	Property Option	20,000	$0.54 (deemed)	N/A
37040	Property Option	4,000	$0.34 (deemed)	N/A
37066	Property Option	25,000	$0.50 (deemed)	N/A
37213	Property Option	14,000	$0.20 (deemed)	N/A

Price Range and Trading Volumes

The NMM Common Shares are listed and posted for trading on the CDNX. The following table sets out, for the periods indicated, the high and low sales price and the volume of trading for the NMM Common Shares during the periods indicated:

PERIOD	HIGH	LOW	VOLUME
November 2000	$0.42	$0.30	274,450
December 2000	$0.44	$0.31	127,600
January 2001	$0.73	$0.40	563,055
February 2001	$0.72	$0.56	523,400
March 2001	$0.57	$0.35	383,575
April 2001	$0.40	$0.27	429,960
May 2001	$0.38	$0.26	486,660
June 2001	$0.35	$0.28	279,988
July 2001	$0.30	$0.20	161,052
August 2001	$0.24	$0.17	133,900
September 2001	$0.35	$0.18	150,600
October 2001	$0.25	$0.15	168,775
November 1-7	$0.19	$0.15	172,700
November 8-14	$0.15	$0.12	32,000
November 15-21	$0.17	$0.14	31,000
November 22-30	$0.17	$0.12	56,425
December 1-7	$0.15	$0.11	19,700
December 8-14	$0.16	$0.11	54,500

The closing price of the NMM Common Shares on the CDNX on December 19, 2001 was $0.16 per share.

Escrowed Securities

Pursuant to an Escrow Agreement dated July 1, 1997, between NMM and Computershare Trust Company of Canada, as the escrow agent, and Frank Hallam and Marek Kreczmer (the "Escrow Shareholders"), NMM issued 750,000 shares in escrow to the Escrow Shareholders. The escrowed shares will be released to the Escrow Shareholders pro-rata, based on the cumulative exploration expenditures of NMM, not previously applied toward a release. Fifteen percent (15%) of the original number of the escrowed shares will be released for every $100,000 expended on exploration and development, subject to certain limitations. A total of 421,124 escrowed shares have been released to date, leaving a balance of 328,876 in escrow.

Any escrowed shares which have not been released by the earlier to occur of:

(a) the time of a major reorganization of NMM, if required as a condition of the consent to the reorganization by the Executive Director of the B.C. Securities Commission or the Canadian Venture Exchange;

(b) where NMM's shares have been subject to a cease trade order issued under the *Securities Act* (British Columbia) for a period of two consecutive years; or

(c) 10 years from the later of the date of issue of the escrowed shares, and the date of the receipt for NMM's prospectus on its initial public offering;

must be surrendered for cancellation.

Conflicts of Interest

Directors of NMM may and do serve as directors of, or have significant shareholdings in, other companies. As of the date hereof, the following Directors and Officers of NMM are also the directors and officers of other companies engaged in business ventures which are similar to the business ventures of NMM:

Name and Position Held with NMM	Position Held with Tan Range Exploration Corporation	Position Held with Derek Resources Corporation
Frank R. Hallam Burnaby, B.C. Director, President & C.E.O.	Chief Financial Officer and a Director	Chief Financial Officer and a Director
Marek J. Kreczmer Vancouver, B.C. Director	President, Chief Executive Officer and a Director	N/A

As of the date hereof, there are no common contracts or agreements with respect to NMM Metals Corporation, Tan Range Exploration Corporation and Derek Resources Corporation. In addition, none of the three companies mentioned above holds securities in either of the other two companies. To the extent that these other companies may, in the future, participate in ventures in which NMM may participate, the directors of NMMs would be in a future conflict of interest in negotiating and concluding terms respecting the extent of such participation. The laws of the province of British Columbia provide that the directors of

NMM must act honestly, in good faith and in the best interests of NMM in resolving any conflicts that may arise, and all directors of NMM are aware of these fiduciary responsibilities. In determining whether or not NMM will participate in a particular venture, the directors will primarily consider the degree of risk to which NMM may be exposed, the financial position of NMM at that time and, depending upon the magnitude of the venture being contemplated and the absence of any disinterested directors, whether or not to subject the venture or ventures in question to the shareholders of NMM for their approval.

Legal Proceedings

There are no material pending legal proceedings to which NMM is or is likely to be party or which any of its properties are or are likely to be the subject.

Dividend Policy

NMM has not paid any dividends on its common shares to-date. NMM does not anticipate paying any dividends in the foreseeable future. A declaration of future dividends by NMM, if any, will be determined by the Board of Directors in light of NMM's earnings, cash requirements and other relevant considerations.

Material Contracts

The following are material contracts entered into by NMM within the two-year period preceding the date hereof. These contracts may be inspected during regular business hours at NMM's head office located at Suite 1730, 355 Burrard Street, Vancouver, British Columbia, V6C 2G8:

(a) Option agreement dated June 20, 1983 between NMM and a non-arm's length vendor group comprised of Frank Hallam, Robert Hallam, Reinhard Ehrlich and Pierre Heuskin, all of Vancouver, British Columbia, pursuant to which NMM acquired an undivided 100% interest in several placer claims situated on Harvey's Creek in the Cariboo Mining Division of British Columbia.

(b) Escrow agreement dated July 1, 1997 between Computershare Trust Company of Canada, Frank Hallam, Marek Kreczmer and NMM, pursuant to which Frank Hallam and Marek Kreczmer were issued an aggregate of 750,000 performance escrow shares of NMM.

(c) Option agreement dated March 1, 1999 between Harvey Creek Gold Placers Ltd., Donald Hawke and Gregory Campbell, pursuant to which NMM was granted the sole and exclusive right and option to acquire up to a 99% interest in and to the Agnew Lake Property located near Sudbury, Ontario.

(d) Option agreement dated effective February 7, 2000 among NMM as the optionee, and Don Leishman, Ken Fenwick and Don Chorkawy as the optionors, pursuant to which NMM was granted the sole and exclusive right and option to acquire up to a 100% interest in and to the Taman Property located approximately 80 km north-northeast of Thunder Bay, Ontario.

(e) Option agreement dated effective February 7, 2000 among NMM as the optionee, and Don Leishman, Ken Fenwick, Stephen Stares and Michael Stares as the optionors, pursuant to which NMM was granted the sole and exclusive right and option to acquire up to a 100% interest in and to the Taman East Property located approximately 80 km north-northeast of Thunder Bay, Ontario.

(f) Option and joint venture agreement dated effective March 29, 2000 between NMM as the optionee, and Fort Knox Gold Resources Inc. as the optionor, pursuant to which NMM was granted the sole and exclusive right and option to acquire up to a 60% interest in and to the Dog River Property located approximately 96 km northwest of Thunder Bay, Ontario.

(g) Option Agreement dated April 20, 2000 between NMM as the optionee, and Messrs. Don Leishman, Ken Fenwick and Ron Tweedie as optionors, pursuant to which NMM was granted the sole and exclusive right and option to acquire up to a 100% interest in and to the Milford Bullseye Property.

(h) Letter of intent dated effective April 25, 2000 between NMM as the optionee, and Canadian Golden Dragon Resources Ltd. as optionor, pursuant to which NMM was granted the sole and exclusive right and option to acquire up to a 60% interest in and to the Otter Tooth Property.

(i) Option Agreement dated May 2, 2000 between NMM as the optionee, and Mr. Ted Aho as optionor, pursuant to which NMM was granted the sole and exclusive right and option to acquire up to a 100% interest in and to the Buck East Property.

(j) Option Agreement dated May 5, 2000 between NMM as the optionee, and East West Resource Corporation and Maple Minerals Inc. as optionors, pursuant to which NMM was granted the sole and exclusive right and option to acquire up to a 60% interest in and to the Lac des Iles River Property.

(k) Option Agreement dated August 15, 2000 between NMM as the optionor, and Pacific North West Capital Corporation ("PFN") as optionee, pursuant to which PFN was granted the sole and exclusive right and option to acquire up to a 50% interest in NMM's interest in the Agnew Lake Property.

(l) Option Agreement dated June 28, 2000 between NMM, as the optionee, and New Claymore Resources Ltd., as the optionor, pursuant to which NMM was granted the sole and exclusive right and option to acquire up to a 60% interest in and to the Shelby Lake Property.

(m) Option Agreement dated June 27, 2001 between NMM and PFN, as the optionors, and Kaymin Resources Limited ("Kaymin"), as the optionee, pursuant to which Kaymin may earn up to a 65% interest in the Agnew Lake Property.

(n) Option Agreement dated November 1, 2001 between NMM and PFN, as the optionees, and ProAm Explorations Corporation, as the optionor, pursuant to which NMM and PFN were granted the option to acquire a 100% interest in the ProAm Property, consisting of 3 claims surrounded by the Agnew Lake Property.

(o) Loan Agreement, dated November 7, 2001, whereby PTG loaned $100,000 to NMM.

(p) Subscription agreement dated for reference December 17, 2001 between NMM and Frank Hallam in connection with the NMM Financing.

(q) Amalgamation Agreement dated as of December 19, 2001 among NMM and PTG. See "THE AMALGAMATION".

Other Material Facts

In addition to those properties described in "Narrative Description of the Business of NMM" above, NMM also owns mineral rights to other properties in Canada:

British Columbia – NMM owns a 100% interest in the Simlock Creek Property, which is comprised of twenty-one mineral claims totalling 58 units. The property is located in the Cariboo Mining District approximately 100 air-kilometres north-northeast of the town of Williams Lake. A significant amount of prior work by NMM has demonstrated that the claims are prospective for gold. The property hosts several kilometres of the Paleozoic Gold Rich strata considered responsible for the known placer and lode gold deposits in the Barkerville area. NMM has incurred $1,128,796 in costs and exploration work on the Simlock Creek Property to September 30, 2001, but does not propose to carry out any further work at this time. NMM has written the Simlock Creek Property down to a nominal carrying value for accounting purposes. On February 19, 2001, NMM optioned the Simlock Creek Property to Extant Investments Inc. ("Extant"). Extant has the option to earn a 50% interest by making cash payments of $53,000 over five years, and exploration work of $1.0 million over five years. Extant may then earn a further 10% interest by completing a bankable feasibility study within the succeeding three years.

Saskatchewan – NMM also owns a 100% interest in the Swan River Property, which is comprised of two mineral properties covering approximately 7,440 hectares. The property is located in northeastern Saskatchewan near the Swan River. NMM staked the Swan River property in 2000 in order to cover a recent discovery of sulphide-bearing horizons/layers within the ultramafic portion of the Swan River Complex, a large layered intrusion.

On December 17, 2001 NMM announced a non-brokered private placement, subject to regulatory approval, of 273,300 NMM Common Shares to be issued at $0.15 per share, for total gross proceeds of $40,995 (the "NMM Financing"). Mr. Frank Hallam, the President, Chief Executive Officer and a director of NMM is the sole subscriber to the NMM Financing. It is believed that the NMM Financing will close prior to the effective date of the Amalgamation. Any NMM Common Shares issued to Mr. Hallam pursuant to the NMM Financing will be exchanged for Amalco Common Shares on a 1.65 to 1 basis.

Auditors, Registrar and Transfer Agent

The auditors of NMM are PricewaterhouseCoopers LLP, of 601 West Hastings Street, Vancouver, British Columbia V6B 5A5.

The registrar and transfer agent for the common shares of NMM is Computershare Trust Company of Canada at its principal office located at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

GENERAL

Except where otherwise indicated, information contained herein is given as of December 19, 2001.

RESPONSIBILITY FOR INFORMATION

The information contained in this Circular respecting NMM has been supplied by NMM. PTG and its officers and directors relied on such information and take no responsibility for any errors in any such information or any omissions therefrom.

The information contained in this Circular respecting PTG has been supplied by PTG. NMM and its officers and directors relied on such information and take no responsibility for any errors in any such information or any omissions therefrom.

CERTIFICATION

The undersigned hereby certify that the contents and the sending of this Circular have been approved by the directors of PTG. To the extent that the foregoing related to PTG, the foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 19th day of December, 2001.

"R. Michael Jones"
R. Michael Jones, Chief Executive Officer

"Cyrus Driver"
Cyrus Driver, Chief Financial Officer

CERTIFICATION

The undersigned hereby certify that the contents and the sending of this Circular have been approved by the directors of NMM. To the extent that the foregoing related to NMM, the foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 19th day of December, 2001.

"Frank Hallam"
Frank Hallam, Chief Executive Officer

"Robert Hallam"
Robert Hallam, Chief Financial Officer

SCHEDULE A

AMALGAMATION AGREEMENT

THIS AGREEMENT made as of the 19th day of December, 2001,

BETWEEN:

PLATINUM GROUP METALS LTD., having an office at #800 - 409 Granville Street, Vancouver, British Columbia, V6C 1T2

("PTG")

OF THE FIRST PART

AND:

NEW MILLENNIUM METALS CORPORATION, having an office at Suite 1730 - 355 Burrard Street, Vancouver, British Columbia, V6C 2G8

("NMM")

OF THE SECOND PART

WHEREAS:

A. PTG was incorporated under the laws of British Columbia on January 10, 2000;

B. NMM was incorporated under the laws of the Province of British Columbia on March 11, 1983 as Harvey Creek Gold Placers Ltd which was changed to New Millennium Metals Corporation on March 22, 1999;

C. The authorized capital of PTG consists of 1,000,000,000 common shares of which 9,800,482 PTG Common Shares have been issued and are presently outstanding as fully paid and non-assessable shares, PTG Warrants are outstanding entitling the holders thereof to acquire an aggregate of 555,848 PTG Common Shares and PTG Options have been granted by PTG and are outstanding entitling the optionees to acquire an aggregate of 840,000 PTG Common Shares;

D. The PTG Common Shares are listed and posted for trading on the Exchange and PTG is a "reporting issuer" under the Securities Acts;

E. The authorized capital of NMM consists of 100,000,000 common shares of which 8,749,595 NMM Common Shares have been issued and are presently outstanding as fully paid and non-assessable shares, NMM Warrants are outstanding entitling the holders thereof to acquire an aggregate of 1,993,544 NMM Common Shares and NMM Options have been granted by NMM and are outstanding entitling the optionees to acquire an aggregate of 873,500 NMM Common Shares;

F. The NMM Common Shares are listed and posted for trading on the Exchange and NMM is a "reporting issuer" under the Securities Acts;

G. Each of PTG and NMM has made full disclosure to the other of its assets, liabilities, creditors and financial and business affairs;

H. PTG and NMM have agreed to amalgamate pursuant to the provisions of the *Company Act* and upon the terms and conditions hereinafter described for the purpose of forming one company, Amalco, to continue the business carried on by each of them;

I. Under the Amalgamation, the members of each of PTG and NMM will exchange their PTG Common Shares and NMM Common Shares for Amalco Common Shares on the basis of one Amalco Common Share for one PTG Common Share held and one Amalco Common Share for each 1.65 NMM Common Share held;

J. As a result of the Amalgamation, the holders of outstanding PTG Warrants, PTG Options, NMM Warrants and NMM Options and other rights to acquire PTG Common Shares or NMM Common Shares will effectively be the holders of options, share purchase warrants or other rights to acquire Amalco Common Shares on the basis of one Amalco Common Share for every right to acquire one PTG Common Share and one Amalco Common Share for every right to acquire 1.65 NMM Common Share, and otherwise under identical terms and conditions;

K. PTG and NMM propose to convene Meetings of their members to consider and approve the Amalgamation, this Agreement, and all matters incidental thereto;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements hereinafter contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by both parties hereto), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.1 Definitions - The terms defined in this Section 1.1 shall have the meanings herein specified, unless the context expressly or by necessary implication otherwise requires:

(a) "**Amalco**" means the company resulting from the amalgamation of the Amalgamating Companies;

(b) "**Amalco Common Shares**" means common shares without par value in the capital of Amalco which will become outstanding after completion of the Amalgamation and, where the context requires, includes common shares issuable upon the exercise of PTG Warrants, PTG Options, NMM Warrants and NMM Options;

(c) "**Amalgamating Company**" or "**Amalgamating Companies**" means PTG and NMM either individually or collectively, as the context requires;

(d) "**Amalgamation**" means the amalgamation of the Amalgamating Companies under the *Company Act* as contemplated by this Agreement;

(e) **"Amalgamation Agreement"**, **"the Agreement"**, **"this Agreement"**, **"herein"**, **"hereof"** mean, respectively, this Agreement including the Schedules attached hereto as the same may be supplemented or amended from time to time;

(f) **"Certificate of Amalgamation"** means the certificate of amalgamation to be issued by the Registrar of Companies pursuant to the *Company Act* in respect of the Amalgamation;

(g) **"Circular"** means the joint management information circular of PTG and NMM prepared in connection with the solicitation of proxies for use at the Meetings;

(h) **"Company Act"** means the *Company Act* (British Columbia);

(i) **"Court"** means the Supreme Court of British Columbia;

(j) **"Effective Date"** means the date shown in the Certificate of Amalgamation as the date of completion of the Amalgamation;

(k) **"Exchange"** means the Canadian Venture Exchange;

(l) **"Loan Agreement"** means the loan agreement dated November 7, 2001 between PTG and NMM;

(m) **"Meetings"** means the PTG Meeting and the NMM Meeting, together;

(n) **"NMM Common Shares"** means common shares without par value in the capital of NMM, as presently constituted and to be issued in connection with the NMM Financing, and where the context requires, includes common shares issuable upon the exercise of NMM Options and NMM Warrants;

(o) **"NMM Financing"**means the non-brokered private placement of 273,300 flow-through NMM Common Shares, at a price of $0.15 per flow-through NMM Common Share, for total proceeds of $40,995.00;

(p) **"NMM Meeting"** means the extraordinary general meeting of holders of NMM Common Shares to be held on or about January 28, 2002 to consider and if deemed advisable, to approve, the Amalgamation and this Agreement;

(q) **"NMM Options"** means all outstanding incentive stock options to acquire NMM Common Shares on the Effective Date;

(r) **"NMM Securities"** means collectively, NMM Common Shares, NMM Options, NMM Warrants and any other securities of NMM outstanding which are convertible into NMM Common Shares;

(s) **"NMM Warrants"** means all outstanding common share purchase warrants to acquire NMM Common Shares; and

(t) **"Order"** means the order of the Court approving the Amalgamation;

(u) **"PTG Common Shares"** means common shares without par value in the capital of PTG, as presently constituted and to be issued in connection with the PTG Financing, where the context requires, includes common shares issuable upon the exercise of PTG Options and PTG Warrants;

(v) **"PTG Financing"** means PTG's non-brokered private placement of 8,000,000 flow-though or non flow-through PTG Common Shares, at a price of $0.25 per PTG Common Share, for total proceeds of up to $2,000,000;

(w) **"PTG Meeting"** means the annual and extraordinary general meeting of holders of PTG Common Shares to be held on or about January 28, 2002 to consider and if deemed advisable, to approve, the Amalgamation and this Agreement;

(x) **"PTG Options"** means all outstanding incentive stock options to acquire PTG Common Shares on the Effective Date;

(y) **"PTG Securities"** means collectively, PTG Common Shares, PTG Options, PTG Warrants and any other securities of PTG outstanding which are convertible into PTG Common Shares;

(z) **"PTG Warrants"** means all outstanding common share purchase warrants to acquire PTG Common Shares;

(aa) **"Registrar of Companies"** means the Registrar of Companies for the Province of British Columbia, under the *Company Act*;

(bb) **"Securities Acts"** means the *Securities Act* (British Columbia) and the Rules and Regulations thereunder and the *Securities Act* (Alberta) and the Rules and Regulations thereunder;

(cc) **"1933 Act"** means the *United States Securities Act of 1933*, as amended.

1.2 Currency - All amounts of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3 Interpretation Not Affected by Headings - The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of the provisions of this Agreement. The terms "this Agreement", "hereof", "herein", "hereunder" and similar expressions refer to this Agreement and the Schedules hereto as a whole and not to any particular article, section, subsection, paragraph or subparagraph hereof and include any agreement or instrument supplementary or ancillary hereto.

1.4 Number and Gender - In this Agreement, unless the context otherwise requires, words importing the singular number only shall include the plural and vice versa and words importing the use of either gender shall include both genders and neuter.

1.5 Date for any Action - In the event that the date on which any action is required to be taken hereunder by PTG or NMM is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6 Meaning - Words and phrases used herein and defined in the *Company Act* shall have the same meaning herein as in the *Company Act* unless the context otherwise requires.

1.7 Schedules - The following Schedules are attached hereto and shall be deemed to be incorporated into and form part of this Amalgamation Agreement:

Schedule	**Title**
A	Memorandum of Amalco
B	Articles of Amalco

ARTICLE 2
AMALGAMATION

2.1 Conditions of Amalgamation - Pursuant to Section 247 of the *Company Act* and subject to:

(a) the approval of the Registrar of Companies of the Memorandum and Articles of Amalco, as required by the *Company Act*;

(b) adoption and approval of this Amalgamation Agreement by a special resolution of the members of the Amalgamating Companies;

(c) the approval of the Court, as required by the *Company Act*;

(d) acceptance of the Exchange; and

(e) the terms and conditions herein set out or any amended terms and conditions the parties may agree to,

the Amalgamating Companies agree to amalgamate and continue as one company under the provisions of the *Company Act*.

2.2 Effect of Amalgamation - The Amalgamation shall become effective at 12:01 a.m. on the Effective Date and at such time:

(a) the Amalgamation of the Amalgamating Companies and their continuation as one company shall become effective;

(b) the PTG and NMM Common Shares shall be exchanged into Amalco Common Shares as described in Section 4.1 hereof except that fractional Amalco Common Shares will not be issued, nor will consideration be paid in lieu thereof;

(c) outstanding PTG Options, PTG Warrants, NMM Options and NMM Warrants and any other outstanding rights to acquire PTG Common Shares or NMM Common Shares, as the case may be, will by their terms effectively become options, share purchase warrants or other vested or contingent rights to acquire Amalco Common Shares as described in Section 4.1 hereof;

(d) the property, assets, rights and privileges of each Amalgamating Company shall continue to be the property, assets, rights and privileges of Amalco and all liens thereon shall be unimpaired by the Amalgamation;

(e) Amalco shall continue to be liable for all of the contracts, liabilities, debts and obligations of each Amalgamating Company;

(f) an existing cause of action, claim or liability to prosecution against an Amalgamating Company shall remain unaffected and may be continued against Amalco;

(g) a civil, criminal or administrative action or proceeding pending by or against PTG or NMM may be continued to be prosecuted by or against Amalco but, for all purposes of such action or proceeding, the name of Amalco shall be substituted in such action or proceeding in place of the name of the Amalgamating Company;

(h) a conviction against, or ruling, order or judgment in favour of or against, an Amalgamating Company may be enforced by or against Amalco;

(i) the management of Amalco will be the directors and officers listed in Sections 3.6 and 3.8 of this Agreement; and

(j) any NMM Common Shares, NMM Options or NMM Warrants held by PTG and any PTG Common Shares, PTG Options or PTG Warrants held by NMM will be cancelled by operation of law without any repayment of capital.

2.3 Adoption of Agreement - This Agreement must be adopted by each of the Amalgamating Companies in the manner provided by Section 248(4) of the *Company Act*.

ARTICLE 3
AMALCO

3.1 Effective Date - The Amalgamating Companies will request that the Effective Date be the date the Certificate of Amalgamation is issued by the Registrar of Companies.

3.2 Name - The name of Amalco will be "Platinum Group Metals Ltd.", such name having received approval from the Registrar of Companies and the Exchange.

3.3 Registered and Records Offices - The registered and records office of Amalco shall be Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49122, Vancouver, British Columbia, V7X 1J1.

3.4 Authorized Capital - Amalco shall be authorized to issue 1,000,000,000 Amalco Common Shares.

3.5 Memorandum and Articles - The Memorandum and Articles of Amalco shall, subject to amendment, alteration or addition under the *Company Act*, be in the form set out in Schedules "A" and "B", respectively, attached hereto which have been approved by the Registrar of Companies.

3.6 First Directors - On the Effective Date, the number of directors shall be five and the following persons shall be the first directors of Amalco and shall hold office until the first annual meeting of Amalco or until their successors are duly elected or appointed, in accordance with the *Company Act*:

Full Name	**Resident Address**	**Occupation**
R. Michael Jones	105 - 2655 Cranberry Drive Vancouver, B.C. V6K 4V5	President and Chief Executive Officer of PTG, Vice President of Aber Resources a diamond mine developing company (1997-1999), President of Cathedral Gold Corporation, a producing gold mining company (1992-1997);
Barry Smee	1011 Seaside Drive Sooke, B.C. V0S 1N0	President of Smee & Associates, a consulting, geological and geochemistry company, and Secretary and Director of PTG.
Iain McLean	11540 Trumpeter Drive Richmond B.C., V7E 3V4	Director of PTG, consultant to PTG, Chief Operating Officer of several private high technology companies since 1995 and Vice President of Operations at Ballard Power Systems from 1993 to 1995.
Douglas Hurst	915 Innes Street Nelson B.C. V1L 5G7	President of D.S. Hurst Inc., a company offering corporate, evaluation and financing consulting services to the mining industry, Director of PTG.
Frank Hallam	8679 12th Avenue Burnaby, B.C.	Chartered Accountant; President ant Chief Executive Officer of NMM, Secretary-Treasurer and Chief Financial Officer of Tan Range Exploration Corporation.

3.7 Election and Removal of Directors - At each annual general meeting of Amalco, all of the directors shall retire and the members entitled to vote thereat shall elect a Board of Directors consisting of the number of Directors fixed pursuant to the Articles of Amalco.

3.8 Management - The directors named in paragraph 3.6 hereof shall carry on and continue the management and operation of Amalco in such manner as they shall determine, subject to and in accordance with the Articles of Amalco and the following persons shall hold the offices set opposite their respective names and carry out their respective duties thereof until relieved therefrom by the directors or until they sooner cease to hold office, namely:

President and Chief Executive Officer	-	Michael Jones
Secretary	-	Barry Smee
Chief Financial Officer	-	Cyrus Driver
Vice-President, Exploration	-	Dennis Gorc
Manager, Exploration	-	Darin Wagner

3.9 Annual General Meeting - The first annual general meeting of Amalco will be held in the month of or prior to February, 2003. The directors of Amalco may, however, change the date of the first annual general meeting, subject to the provisions of the *Company Act.*

3.10 Financial Year End - The financial year end of Amalco will be determined by the directors of Amalco.

3.11 Auditor - The auditor of Amalco will be Deloitte and Touche LLPand such auditor will hold office until the first annual general meeting is held, unless they resign or are removed in accordance with the *Company Act.*

3.12 Transfer Agent - The transfer agent and registrar of Amalco will be Pacific Corporate Trust Company at its principal office in Vancouver, British Columbia, Canada, which will hold such position until the directors of Amalco terminate its position.

3.13 Listed Reporting Company - Amalco will be a reporting company under the *Company Act* and a reporting issuer under the Securities Acts and the Amalco Common Shares will be listed on the Exchange, subject to the filing and acceptance of all required documents with that Exchange.

3.14 Cancellation of Unissued Shares - On the Effective Date, all the authorized but unissued shares of each of the Amalgamating Companies will be deemed to be cancelled and shall not be exchanged for any Amalco Common Shares.

3.15 Restrictions on Business - There shall be no restrictions on the business which Amalco may carry on.

3.16 Initial Remuneration of Officers and Employees - The initial salaries and benefits of the officers and employees of Amalco shall be as set out in an agreement between PTG and NMM to be entered into prior to the Effective Date.

3.17 Employment Agreement - Amalco will appoint Mr. Darin Wagner as the manager of exploration of Amalco and Amalco will enter into an employment agreement with Mr. Wagner providing for an initial 9 month term, renewable by consent and terminable at any time after a period of 9 months upon 1 month notice by either party, or at any time immediately by Amalco for just cause.

ARTICLE 4
SHARE EXCHANGE

4.1 Exchange of Shares and Other Securities of Amalgamating Companies - Subject to Section 4.3, on and from the Effective Date:

(a) all of the issued and outstanding PTG Common Shares shall be exchanged for Amalco Common Shares on the basis of one Amalco Common Share for each one PTG Common Share held;

(b) all of the issued and outstanding NMM Common Shares shall be exchanged for Amalco Common Shares on the basis of one Amalco Common Share for each 1.65 NMM Common Share held;

(c) all of the issued and outstanding PTG Warrants and PTG Options and any other rights to acquire PTG Common Shares outstanding on the Effective Date shall, in accordance with the terms of such instruments, be exercisable to acquire Amalco Common Shares on the basis of one Amalco Common Share for each right to acquire one PTG Common Share, and otherwise under identical terms and conditions;

(d) all of the issued and outstanding NMM Warrants and NMM Options and any other rights to acquire NMM Common Shares outstanding on the Effective Date shall, in accordance with the terms of such instruments, be exercisable to acquire Amalco Common Shares on the basis of one Amalco Common Share for each right to acquire 1.65 NMM Common Share, at an exercise price which is proportionately adjusted and otherwise under identical terms and conditions;

(e) any issued NMM Common Shares held by PTG and any issued PTG Common Shares held by NMM shall be cancelled without any repayment of capital; and

(f) the loan evidenced by the Loan Agreement shall be eliminated with no interest or repayment required.

4.2 Surrender of Shares - Upon the issuance of the Certificate of Amalgamation, the members of each of the Amalgamating Companies shall, at the request of Amalco, surrender the certificates representing the PTG Common Shares and NMM Common Shares held by them and in return shall thereupon be entitled to receive certificates representing the appropriate number of Amalco Common Shares in accordance with the provisions of Section 4.1 hereof. Until such surrender and exchange, the certificates representing the PTG Common Shares and NMM Common Shares held by each such holder, shall be evidence of such member's or holder's right to be registered as a member or holder of Amalco Common Shares.

4.3 Fractional Shares - Fractional Amalco Common Shares will not be issued and no consideration shall be paid in lieu thereof. Upon the exchange of PTG Common Shares or NMM Common Shares by each member of PTG or NMM, as applicable, any resultant fractional Amalco Common Shares equal to or less than one-half (½) will be rounded down to the next closest whole number of Amalco Common Shares and any resultant fractional Amalco Common Shares greater than one-half (½) shall be rounded up to the next closest whole number of Amalco Common Shares.

4.4 Cancellation of Shares - Any certificates representing PTG Common Shares or NMM Common Shares which have not been surrendered for exchange, together with all other instruments required to obtain certificates for Amalco Common Shares, on or prior to the sixth anniversary of the Effective Date shall cease to represent any claim or interest of any kind or nature.

ARTICLE 5
REPRESENTATIONS OF THE AMALGAMATING COMPANIES

5.1 Representations of PTG - PTG represents and warrants to NMM, as of the date hereof, that:

(a) PTG was duly incorporated under the laws of the Province of British Columbia, is validly existing and is in good standing with respect to the filing of annual returns in British Columbia;

(b) the authorized capital of PTG consists of 1,000,000,000 common shares of which 9,800,482 PTG Common Shares have been issued and are presently outstanding as fully paid and non-assessable shares;

(c) an aggregate of not more than 1,395,848 PTG Common Shares are issuable upon the exercise of all PTG Options and PTG Warrants outstanding at the date of this Agreement;

(d) the PTG Common Shares are listed and posted for trading on the Exchange;

(e) PTG has no subsidiaries;

(f) PTG has the full power, authority, right and capacity to enter into this Amalgamation Agreement on the terms and conditions herein set forth and to carry out the transactions contemplated hereby and perform all of its covenants and obligations herein set forth, all of which have been duly and validly authorized by all necessary corporate proceedings, subject only to approval of the holders of PTG Common Shares by special resolution;

(g) this Amalgamation Agreement has been duly and validly executed and delivered by PTG and constitutes a legal, valid and binding obligation of PTG enforceable against PTG in accordance with its terms, subject only to approval of the holders of PTG Common Shares by special resolution;

(h) PTG does not have, as of the date hereof, any outstanding agreements, subscriptions, warrants, options or commitments, nor has it granted any rights or privileges capable of becoming an agreement, subscription, warrant, option, or commitment, obligating PTG to issue any PTG Securities, except as disclosed in the Circular and the PTG Financing;

(i) the audited financial statements of PTG for the financial year ended August 31, 2001 present fairly the financial condition and results of operations of PTG as at such date and for the year then ended and have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis;

(j) since August 31, 2001, there has been no material adverse change in the business, operations, properties, assets or condition, financial or otherwise, of PTG from that shown in the audited financial statements of PTG as at August 31, 2001, other than as disclosed in the Circular;

(k) all information and documents publicly disclosed by PTG since February 15, 2001, including financial statements, fairly and accurately represent the business and affairs of PTG as at the respective times of disclosure;

(l) the books and records of PTG fairly and accurately set out and disclose in all material respects the financial position of PTG as at the date hereof, all material financial transactions relating to PTG have been accurately recorded in such books and records and the minute books of PTG contain all records of the meetings and proceedings of the shareholders and directors of PTG;

(m) PTG is the beneficial owner of the properties and assets described as being owned by it in the Circular with good and marketable title thereto free and clear of material encumbrances, except in each case as disclosed in the Circular;

(n) PTG does not have any liability or obligation including, without limitation, tax liabilities, whether accrued, absolute, contingent or otherwise, not reflected in its audited financial statements for the financial year ended August 31, 2001, except liabilities and obligations incurred in the ordinary course of its business since August 31, 2001, which liabilities and obligations are not materially adverse in the aggregate to PTG;

(o) there is no basis for and there are no material actions, suits, proceedings, investigations or outstanding claims or demands, whether or not purportedly on behalf of PTG, instituted, pending or, to the knowledge of PTG, threatened against or affecting PTG or any of PTG's properties or assets at law or in equity or before or by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or before any arbitrator, nor is there any judgment, order, decree or award of any court or other governmental authority having jurisdiction, obtained, pending or, to the knowledge of PTG, threatened against PTG or any of PTG's properties or assets, which would prevent or materially hinder the consummation of the Amalgamation or the other transactions contemplated by this Agreement or which would involve the reasonable possibility of any material judgment or liability, whether or not covered by insurance, or which in the aggregate would have a material adverse effect on the business, operations, properties, assets or condition, financial or otherwise, of PTG;

(p) PTG has not declared or paid any dividends or made any distribution of its properties or assets to its shareholders and PTG has not disposed of any of its properties or assets or incurred any material indebtedness except in the ordinary course of business;

(q) the business of PTG is being conducted in all material respects in compliance with all applicable laws, regulations, ordinances, by-laws, orders and decrees of all authorities having jurisdiction including, without limitation, the Securities Acts and the policies and rules of the Exchange;

(r) each contract or agreement between PTG and any other person which is material to the ownership, use or operation of a material portion of the business, properties or assets of PTG is in full force and effect and, to the best of the knowledge and belief of PTG, is valid, binding and enforceable against each of the parties thereto in accordance with its terms and no material breach or default exists in respect thereof on the part of any party thereto and no event has occurred which, with the giving of notice or lapse of time or both, would constitute such a material breach or default;

(s) none of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the fulfilment of or compliance with the terms and provisions hereof do or will, nor will they with the giving of notice or the lapse of time or both:

(i) violate any provision of any law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to PTG,

(ii) conflict with any of the terms, conditions or provisions of the constating documents of PTG,

(iii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award to which PTG is a party or by which PTG is bound or to which PTG's property is subject, or

(iv) result in the cancellation, suspension or material alteration in the terms of any material licence, permit or authority held by PTG, or in the creation of any lien, charge, security interest or encumbrance upon any of the material assets of PTG under any such material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award or give to any other person any material interest or rights, including rights of purchase, termination, cancellation or acceleration, under any such material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award;

(t) PTG has not incurred any liability for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation in connection with this Agreement or the transactions contemplated hereby;

(u) the Circular does not, as of the date thereof, contain an untrue statement of a material fact concerning PTG and does not omit to state a material fact concerning PTG that was required to be stated or that was necessary to make a statement contained therein not misleading in the light of the circumstances in which it was made; and

(v) the statements in Recital G of this Agreement are true and correct.

5.2 Representations of NMM - NMM represents and warrants to PTG, as of the date hereof, that:

(a) NMM was duly incorporated under the laws of the Province of British Columbia, is validly existing and is in good standing with respect to the filing of annual returns in British Columbia;

(b) the authorized capital of NMM consists of 100,000,000 common shares of which 8,749,595 NMM Common Shares have been issued and are presently outstanding as fully paid and non-assessable shares;

(c) an aggregate of not more than 3,111,044 NMM Common Shares are issuable upon the exercise of all outstanding NMM Options and NMM Warrants and property acquisition agreements (244,000 NMM Common Shares) outstanding at the date of this Agreement;

(d) the NMM Common Shares are listed and posted for trading on the Exchange;

(e) NMM has no subsidiaries;

(f) NMM has the full power, authority, right and capacity to enter into this Amalgamation Agreement on the terms and conditions herein set forth and to carry out the transactions contemplated hereby and perform all of its covenants and obligations herein set forth, all of which have been duly and validly authorized by all necessary corporate proceedings, subject only to approval of the holders of NMM Common Shares by special resolution;

(g) this Amalgamation Agreement has been duly and validly executed and delivered by NMM and constitutes a legal, valid and binding obligation of NMM enforceable against NMM in accordance with its terms, subject only to approval of the holders of NMM Common Shares by special resolution;

(h) NMM does not have, as of the date hereof, any outstanding agreements, subscriptions, warrants, options or commitments, nor has it granted any rights or privileges capable of becoming an agreement, subscription, warrant, option, or commitment, obligating NMM to issue any additional NMM Securities, except as disclosed in the Circular, the Loan Agreement and the NMM Financing;

(i) the audited financial statements of NMM for the financial year ended December 31, 2000 present fairly the financial condition and results of operations of NMM as at such date and for the year then ended and have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis;

(j) the unaudited financial statements of NMM for the 9 month period ended September 30, 2001 present fairly the financial condition and results of operations of NMM as at such date and for the period then ended and have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis;

(k) since December 31, 2000, there has been no material adverse change in the business, operations, properties, assets or condition, financial or otherwise, of NMM, except as stated in the unaudited financial statements of NMM as at September 30, 2001, other than as disclosed in the Circular;

(l) all information and documents publicly disclosed by NMM during the past two years, including financial statements, fairly and accurately represent the business and affairs of NMM as at the respective times of disclosure;

(m) the books and records of NMM fairly and accurately set out and disclose in all material respects the financial position of NMM as at the date hereof, all material financial transactions relating to NMM have been accurately recorded in such books and records and the minute books of NMM contain all records of the meetings and proceedings of the shareholders and directors of NMM;

(n) NMM is the beneficial owner of the properties and assets described as being owned by it in the Circular with good and marketable title thereto free and clear of material encumbrances, except in each case as disclosed in the Circular;

(o) NMM does not have any liability or obligation including, without limitation, tax liabilities, whether accrued, absolute, contingent or otherwise, not reflected in its audited financial statements for the year ended December 31, 2000 and its unaudited financial statements for the 9 month period ended September 30, 2001, except liabilities and obligations incurred in the ordinary course of its business since September 30, 2001, which liabilities and obligations are not materially adverse in the aggregate to NMM;

(p) there is no basis for and there are no material actions, suits, proceedings, investigations or outstanding claims or demands, whether or not purportedly on behalf of NMM, instituted, pending or, to the knowledge of NMM, threatened against or affecting NMM or any of NMM's properties or assets at law or in equity or before or by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or before any arbitrator, nor is there any judgment, order, decree or award of any court or other governmental authority having jurisdiction, obtained, pending or, to the knowledge of NMM, threatened against NMM or any of NMM's properties or assets, which would prevent or materially hinder the consummation of the Amalgamation or the other transactions contemplated by this Agreement or which would involve the reasonable possibility of any material judgment or liability, whether or not covered by insurance, or which in the aggregate would have a material adverse effect on the business, operations, properties, assets or condition, financial or otherwise, of NMM;

(q) NMM has not declared or paid any dividends or made any distribution of its properties or assets to its shareholders and NMM has not disposed of any of its properties or assets or incurred any material indebtedness except in the ordinary course of business and except for the Loan Agreement;

(r) the business of NMM is being conducted in all material respects in compliance with all applicable laws, regulations, ordinances, by-laws, orders and decrees of all authorities having jurisdiction including, without limitation, the Securities Acts and the policies and rules of the Exchange;

(s) each contract or agreement between NMM and any other person which is material to the ownership, use or operation of a material portion of the business, properties or assets of NMM is in full force and effect and, to the best of the knowledge and belief of NMM, is valid, binding and enforceable against each of the parties thereto in accordance with its terms and no material breach or default exists in respect thereof on the part of any party thereto and no event has occurred which, with the giving of notice or lapse of time or both, would constitute such a material breach or default;

(t) none of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the fulfilment of or compliance with the terms and provisions hereof do or will, nor will they with the giving of notice or the lapse of time or both:

(i) violate any provision of any law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to NMM,

(ii) conflict with any of the terms, conditions or provisions of the constating documents of NMM,

(iii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award to which NMM is a party or by which any of them is bound or to which any of their property is subject, or

(iv) result in the cancellation, suspension or material alteration in the terms of any material licence, permit or authority held by NMM, or in the creation of any lien, charge, security interest or encumbrance upon any of the material assets of NMM under any such material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award or give to any other person any material interest or rights, including rights of purchase, termination, cancellation or acceleration, under any such material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award;

(u) NMM has not incurred any liability for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation in connection with this Agreement or the transactions contemplated hereby;

(v) the Circular does not, as of the date thereof, contain an untrue statement of a material fact concerning NMM and does not omit to state a material fact concerning NMM that was required to be stated or that was necessary to make a statement contained therein not misleading in the light of the circumstances in which it was made; and

(w) the statements in Recital G of this Agreement are true and correct.

ARTICLE 6
OTHER PROVISIONS

6.1 Rights and Obligations of Amalco - As of and from the Effective Date, Amalco shall be seized of and shall hold and possess all the property, rights and interests and shall be subject to all the debts, liabilities and obligations (except amounts recoverable from or payable by one of the Amalgamating Companies to the other, which amounts will be cancelled) of each of the Amalgamating Companies (including any obligations to dissenting members under Section 207 of the *Company Act*), and each member of each Amalgamating Company will be bound by the terms of this Agreement and all rights of creditors to obtain payment of their claims and all the property, rights and interests of the parties hereto liable for such claims, and all liens upon the property, rights and interests of the Amalgamating Companies shall be unimpaired by the Amalgamation and all debts, liabilities and obligations and the contracts of each of the Amalgamating Companies shall thenceforth attach to Amalco and shall be enforced against it to the same extent as if the said debts, liabilities, duties and obligations and contracts had been incurred or contracted by it.

6.2 Paid Up Capital - The paid up capital of the Amalco Common Shares will not exceed the aggregate of the paid up capital of the PTG Common Shares and NMM Common Shares immediately before the Effective Date.

6.3 Liabilities - Amalco will pay and discharge every liability of the Amalgamating Companies (other than liabilities in respect of PTG Common Shares and NMM Common Shares). All expenses of and incidental to the Amalgamation will be paid by the Amalgamating Company incurring such expenses, unless the Amalgamating Companies otherwise agree to share expenses.

6.4 Legal Proceedings - No action or proceeding by or against PTG or NMM shall abate or be affected by the Amalgamation, but for all the purposes of such action or proceeding the name of Amalco shall be substituted in such action or proceeding in place of PTG or NMM, as the case may be.

6.5 Power to Modify - The directors of PTG and NMM shall by resolution have the power to assent to the provisions made for a dissenting member or creditor by the Court, and to any alteration or modification of this Agreement which the Exchange, the Court, the Registrar of Companies, or the respective members of PTG and NMM at meetings held pursuant to the provisions of the *Company Act* may require and all alterations and modifications so assented to shall be binding upon the parties hereto.

6.6 Application to Court - If this Agreement is adopted by the members of each of the Amalgamating Companies as required by the *Company Act*, the Amalgamating Companies covenant and agree with each other that, subject to the satisfaction of the terms and conditions of this Agreement, they will jointly, at such time as the directors of the Amalgamating Companies may determine, apply to the Court for an order approving the Amalgamation herein provided. In the application to the Court, the Court will be informed that its approval of the Agreement will serve as the basis for an exemption from the registration provisions of the 1933 Act. The parties hereto agree that notice of the time and place of the hearing of the Court application shall be given to each member of the Amalgamating Companies, together with each holder of PTG Options, NMM Options, PTG Warrants and NMM Warrants, and any other holder of rights to acquire PTG Common Shares or NMM Common Shares, advising them that they have the right to appear at the hearing. In determining whether to issue the Order approving the Agreement, the Court will be required to consider the fairness of the terms and conditions contained herein and the rights and interests of every person affected. Any such person who considers this Agreement unfairly prejudicial to him shall have the right to apply to the Court to have the Court consider his position and the Court may issue an order prohibiting the Amalgamation or such other order as the Court considers appropriate. In addition, any member of the Amalgamating Companies who disapproves of the Amalgamation shall have the right to give notice of dissent to the Amalgamating Company of which it is a member and to have his PTG Common Shares or NMM Common Shares, as the case may be, purchased by Amalco if the Amalgamating Companies elect to proceed with the Amalgamation. The issuance of the Order by the Court approving the Amalgamation is a condition precedent to the consummation of the transactions contemplated by this Agreement. There shall be no exchange of securities as set out in paragraph 4.1 hereof until on or after the Effective Date of the Amalgamation.

6.7 Income Tax Act - This Agreement shall be implemented and the books of account of Amalco shall be made up in accordance with the provisions of Section 87 of the *Income Tax Act* (Canada) as amended with effect from and including the Effective Date of Amalgamation, and to the extent any of the provisions hereof are inconsistent with the application of the said Section 87 as amended, such provision shall be null and void and of no effect.

6.8 Amendment - This Agreement may, at any time and from time to time before or after the holding of the Meetings, but no later than the Effective Date, be amended by the written agreement of the Amalgamating Companies without, subject to applicable law, further notice to or authorization on the part of the members of PTG and NMM. Without limiting the generality of the foregoing, any such amendment may:

(a) change the time for the performance of any of the obligations or acts of PTG or NMM herein;

(b) waive any inaccuracies in or modify any representation or warranty contained herein or in any document to be delivered pursuant hereto; or

(c) waive compliance with or modify any of the covenants contained herein or waive or modify the performance of any of the obligations of PTG and NMM herein;

provided that, notwithstanding the foregoing and subsection 7.1(a) of this Agreement, this Agreement shall not be amended without the approval of the members of PTG and NMM given in the same manner as required for the approval of the Amalgamation or as may be ordered by the Court. This Agreement may be amended in accordance with the Order of the Court, but in the event that the terms of the Order require any such amendment, the rights of PTG and NMM under Sections 6.9, 7.1, 7.2, 7.4 and Article 9 hereof shall remain unaffected.

6.9 Rights of Termination - If:

(a) the members of either of the Amalgamating Companies fail to approve the Amalgamation in the manner contemplated by subsection 7.1(a) hereof at their respective Meeting;

(b) a Certificate of Amalgamation has not been issued by the Registrar of Companies on or before February 28, 2002 (or such later date as may be mutually agreed);

(c) the Court denies the Order; or

(d) any of the conditions contained in Sections 7.1, 7.2 or 7.4 hereof shall not be fulfilled or performed or waived by the Amalgamating Company for whose benefit the condition exists, on or before February 28, 2002 (or such later date as may be mutually agreed);

PTG or NMM may terminate this Agreement by notice to the other of them. If any of the conditions contained in Section 7.2 hereof shall not be fulfilled or performed by NMM, PTG may terminate this Agreement by notice to NMM. If any of the conditions contained in Section 7.4 hereof shall not be fulfilled or performed by PTG, NMM may terminate this Agreement by notice to PTG. If this Agreement is terminated as aforesaid, the party terminating this Agreement shall be released from all obligations under this Agreement, all rights of specific performance against such party under this Agreement shall terminate and, unless such party can show that the condition or conditions the non-performance of which has caused such party to terminate this Agreement were reasonably capable of being performed by the other party, then the other party shall also be released from all obligations hereunder; and further provided that any of such conditions may be waived in full or in part by either of the parties without prejudice to its rights of termination in the event of the non-fulfilment or non-performance of any other condition.

6.10 Notice of Unfulfilled Conditions - If either of PTG or NMM shall determine at any time prior to the Effective Date that it intends to refuse to consummate the Amalgamation or any of the other transactions contemplated hereby because of any unfulfilled or unperformed condition contained in this Agreement on the part of the other of them to be fulfilled or performed, PTG or NMM, as the case may be, shall provide notice to the other of them forthwith upon making such determination in order that such other of them shall have the right and opportunity to take such steps, at its own expense, as may be necessary for the purpose of fulfilling or performing such condition within a reasonable period of time, but in no event later than February 28, 2002.

6.11 Mutual Termination - This Agreement may, at any time before or after the holding of the Meetings, but no later than the last business day immediately preceding the Effective Date, be terminated by mutual agreement of the directors of PTG and NMM without further action on the part of the members of PTG or NMM and if the Amalgamation does not become effective on or before February 28, 2002, PTG or NMM may unilaterally terminate this Agreement, which termination will be effective upon a resolution to that effect being passed by its directors and notice thereof being given to the other of them.

6.12 Further Documents - The Amalgamating Companies will execute and deliver such further deeds, documents and assurances and do such further acts as may be necessary to give full force and effect to and carry out the true and full intent and meaning of this Amalgamation Agreement.

ARTICLE 7
CONDITIONS PRECEDENT

7.1 Mutual Conditions Precedent - The respective obligations of the Amalgamating Companies under this Amalgamation Agreement are subject to the following conditions, subsection 7.1(e) of which may be waived by either PTG or NMM in whole or in part without prejudice to the right of PTG or NMM to rely on any other of such conditions:

(a) this Agreement and the transactions contemplated hereby, with or without amendment, including the Amalgamation, having been adopted and approved by a special resolution of the members of each of the Amalgamating Companies at their respective Meetings in accordance with the provisions of the *Company Act*;

(b) an Order of the Court approving the Amalgamation having been issued on terms and conditions satisfactory to the Amalgamating Companies;

(c) there not being in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement, including, without limitation, the Amalgamation;

(d) all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders required or necessary or desirable for the completion of the transactions provided for in this Agreement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances;

(e) there not being in force any cease trade orders by any regulatory body or any other impediment to the general free tradeability of the Amalco Common Shares to be issued in connection with the Amalgamation:

(i) in Canada by Canadian residents who are not affiliates (as such term is used in the 1933 Act) of PTG or NMM (other than any restrictions imposed under provincial securities legislation relating to sales of securities from the holdings of "control persons", market preparations and consideration payments); and

(ii) in the United States, subject only to: (A) any restrictions imposed by Rules 144 and 145 under the 1933 Act relating to resales of such Amalco Common Shares by "affiliates" of Amalco, PTG or NMM; and (B) any restrictions imposed by Rule 144 under the 1933 Act relating to resales of Amalco Common Shares that are issued in respect of PTG Common Shares offered or sold in the United States pursuant to the PTG Financing;

(f) none of the consents, orders, regulations or approvals contemplated herein shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by either of PTG or NMM;

(g) this Agreement not having been terminated under Article 6 hereof;

(h) the Amalgamation having been approved in principle by the Exchange, subject only to making the required filings with it and the Exchange having conditionally approved the listing of the Amalco Common Shares;

(i) neither Amalgamating Company having received notice of dissent pursuant to the provisions of the *Company Act* with respect to the Amalgamation from persons holding, in the aggregate, greater than 2% of the issued and outstanding PTG Common Shares or NMM Common Shares, as the case may be;

(j) neither Amalgamating Company having received an unsolicited bona fide offer to enter into a competing transaction which the directors of that Amalgamating Company are obligated, in accordance with their fiduciary obligations, to consider and recommend to the shareholders of that Amalgamating Company.

7.2 Conditions to Obligations of PTG - All obligations of PTG under this Amalgamation Agreement are further subject to the fulfilment, at or before the date of filing a Certificate of Amalgamation, of each of the following conditions:

(a) the covenants of NMM to be performed on or before the Effective Date pursuant to the provisions of this Agreement shall have been performed;

(b) the representations and warranties of NMM set forth in this Amalgamation Agreement shall be true and correct as at the Effective Date as if made by NMM on the Effective Date;

(c) NMM delivering to PTG prior to the Effective Date:

(i) a certified copy of the special resolution of the members of NMM approving the terms of the Amalgamation and approving and adopting this Amalgamation Agreement,

(ii) a certified copy of the resolution of the directors of NMM approving the terms of the Amalgamation and approving and adopting this Amalgamation Agreement,

(iii) a certificate of an officer of NMM certifying, as of the date of closing, that, except as affected by the transactions contemplated by this Agreement, the representations and warranties of NMM set forth in this Amalgamation Agreement are true and correct as of the date of this Amalgamation Agreement and will be true and correct as of the Effective Date as if made by NMM on the Effective Date, and

(iv) evidence that the transfer agent of Amalco is authorized and prepared to exchange NMM Common Shares for Amalco Common Shares.

7.3 Waiver of Conditions to Obligations of PTG - The conditions set forth in Section 7.2 of this Amalgamation Agreement are for the exclusive benefit of PTG and PTG may waive the conditions in whole or in part by delivering to NMM at or before the time of closing a written waiver to that effect stated to be made pursuant to this section and executed by a director or officer of PTG.

7.4 Conditions to Obligations of NMM - All obligations of NMM under this Amalgamation Agreement are further subject to the fulfilment, at or before the date of filing a Certificate of Amalgamation, of each of the following conditions:

(a) the covenants of PTG to be performed on or before the Effective Date pursuant to the provisions of this Agreement shall have been performed;

(b) the representations and warranties of PTG set forth in this Amalgamation Agreement shall be true and correct as at the Effective Date as if made by PTG on the Effective Date;

(c) PTG delivering to NMM prior to the Effective Date:

(i) a certified copy of the special resolution of the members of PTG approving the terms of the Amalgamation and approving and adopting this Amalgamation Agreement,

(ii) a certified copy of the resolution of the directors of PTG approving the terms of the Amalgamation and approving and adopting this Amalgamation Agreement,

(iii) a certificate of an officer of PTG certifying, as of the date of closing, that, except as affected by the transactions contemplated by this Agreement, the representations and warranties of PTG set forth in this Amalgamation Agreement are true and correct as of the date of this Amalgamation Agreement and will be true and correct as of the Effective Date as if made by PTG on the Effective Date, and

(iv) evidence that the transfer agent of Amalco is authorized and prepared to exchange PTG Common Shares for Amalco Common Shares.

7.5 Waiver of Conditions to Obligations of NMM - The conditions set forth in Section 7.4 of this Amalgamation Agreement are for the exclusive benefit of NMM and NMM may waive the conditions in whole or in part by delivering to PTG, at or before the time of closing, a written waiver to that effect stated to be made pursuant to this section and executed by a director or officer of NMM.

7.6 Deemed Satisfaction of Conditions - The conditions set forth in Sections 7.1, 7.2 and 7.4 of this Amalgamation Agreement shall be conclusively deemed to have been satisfied, waived or released on the filing by the Amalgamating Companies of the documents required to be filed with the Registrar of Companies under Section 250 of the *Company Act* in order to effect the Amalgamation.

ARTICLE 8
COVENANTS OF THE AMALGAMATING COMPANIES

8.1 Covenants of PTG - PTG covenants with NMM that:

(a) up to and including the completion of the Amalgamation or the termination of this Amalgamation Agreement, whichever shall first occur, PTG will not, without the prior written consent of NMM:

(i) declare or pay any dividend, or make any distribution of its properties or assets to its members, or purchase or retire any PTG Common Shares;

(ii) enter into any transaction or incur any obligation or liability out of the ordinary course of its business consistent with past practice, except as contemplated in this Agreement and will carry on business in the ordinary course until the Effective Date;

(iii) except pursuant to agreements or commitments existing at the date hereof, including the PTG Financing, allot or issue, or enter into any agreement for the allotment or issuance of, or grant any other rights to acquire, PTG Common Shares;

(iv) take any step which materially affects or jeopardizes the status of PTG as a reporting issuer the shares of which are listed and posted for trading on the Exchange;

(v) increase or decrease its paid-up capital;

(vi) except as contemplated by subsection 7.1(j), merge, amalgamate or consolidate into or with any entity, or enter into any other corporate reorganization or sell or pledge all or any material part of its assets to, any other entity or perform any act or enter into any transaction or negotiation which could reasonably be expected to interfere with or is inconsistent with the completion of the transactions contemplated hereby or would render inaccurate in any material way any of the representations and warranties set forth in Section 5.1 of this Agreement;

(vii) alter or amend, in any way, its memorandum or articles as the same exist at the date of this Agreement;

(viii) until the 90th day following the date of the PTG Meeting, except as contemplated by subsection 7.1(j), enter into or amend any currently existing agreement with any person other than NMM relating to the acquisition of any outstanding or unissued PTG Common Shares or any form of business combination or solicit or initiate any proposals or offers from any person, entertain or enter into discussions or negotiations with or provide information relating to PTG in connection with the acquisition or disposition of any PTG Common Shares or any business combination, restructuring, refinancing, sale of any material assets or part thereof of PTG or any take over bid, reorganization, recapitalization, liquidation or winding-up of or other similar transaction involving PTG or enter into or amend any currently existing agreement with any person who provides management, consulting or other employment services to PTG; or

(ix) engage in any business, enterprise or activity materially different from that carried on by it at the date of this Agreement or enter into any transaction or incur any obligation if the same would have a material adverse effect on PTG, or the Amalgamation, other than in the ordinary course of business;

(b) up to and including the completion of the Amalgamation or the termination of this Amalgamation Agreement, whichever shall first occur, it will use all reasonable efforts to obtain all consents, approvals or waivers that may be necessary or desirable in connection with the transactions contemplated hereby, and execute and deliver all such further documents and assurances including, without limiting the generality of the foregoing, obtaining all necessary regulatory and other approvals and making all necessary regulatory and other filings required to be obtained or made by it in connection with the Agreement and the Amalgamation and take such steps or measures as may be reasonably appropriate to enable it to be able to satisfy its obligations hereunder and put itself in a position where the transactions contemplated hereby can be closed;

(c) convene an annual and extraordinary general meeting of its members for January 28, 2002 and solicit proxies to be voted at such meeting in favour of the approval of this Agreement, the Amalgamation and all other transactions contemplated hereby;

(d) provide NMM with its commercially reasonable assistance and cooperation in order to permit the preparation of the Circular and other proxy solicitation materials in accordance with applicable corporate and securities legislation and ensure that the information contained therein as it pertains to PTG is true, correct and complete in all material respects and does not contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading;

(e) file the Circular in all jurisdictions where it is required to be filed and mail the same to its members in accordance with applicable law;

(f) take all such action as may be required to maintain its interests in the mineral property interests owned or held by it and to comply with all applicable laws, rules, regulations and governmental orders and decrees relating to such mineral property interests;

(g) give the representatives of NMM full access, during normal business hours and upon reasonable notice, to all of the assets, properties, books, records, agreements and commitments of PTG and furnish such information concerning PTG as NMM may reasonably request which information will be true and complete in all material respects and will not contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which are made not misleading;

(h) after the Effective Date, cause Amalco to perform and abide by the right to dissent granted to holders of PTG Common Shares in accordance with Section 207 of the *Company Act* and the indemnity provisions of the articles of PTG and will ensure that Amalco has the financial ability to perform such obligations;

(i) apply for and use its reasonable best efforts to obtain any necessary exemption orders from the securities regulatory authorities to permit the occurrence of the transactions contemplated by the Amalgamation including, without limitation, the issuance of the Amalco Common Shares to be exchanged with the holders of PTG Common Shares; and

(j) use all reasonable efforts to cause each of the conditions precedent set forth in Sections 7.1 and 7.4 to be complied with on or before the Effective Date.

8.2 Covenants of NMM - NMM covenants with PTG that:

(a) up to and including the completion of the Amalgamation or the termination of this Amalgamation Agreement, whichever shall first occur, NMM will not, without the prior written consent of PTG:

(i) declare or pay any dividend, or make any distribution of its properties or assets to its members, or purchase or retire any NMM Common Shares;

(ii) enter into any transaction or incur any obligation or liability out of the ordinary course of its business consistent with past practice, except as contemplated in this Agreement and will carry on business in the ordinary course until the Effective Date;

(iii) except pursuant to agreements or commitments existing at the date hereof, including the NMM Financing, allot or issue, or enter into any agreement for the allotment or issuance of, or grant any other rights to acquire, NMM Common Shares;

(iv) take any step which materially affects or jeopardizes the status of NMM as a reporting issuer the shares of which are listed and posted for trading on the Exchange;

(v) increase or decrease its paid-up capital;

(vi) except as contemplated by subsection 7.1(j), merge, amalgamate or consolidate into or with any entity, or enter into any other corporate reorganization or sell or pledge all or any part of its assets to, any other entity or perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the completion of the transactions contemplated hereby or would render inaccurate in any material way any of the representations and warranties set forth in Section 5.2 of this Agreement;

(vii) alter or amend, in any way, its memorandum or articles as the same exist at the date of this Agreement;

(viii) until the 90th day following the date of the NMM Meeting, except as contemplated by subsection 7.1(j), enter into or amend any currently existing agreement with any person other than PTG relating to the acquisition of any outstanding or unissued NMM Common Shares or any form of business combination or solicit or initiate any proposals or offers from any person, entertain or enter into discussions or negotiations with or provide information relating to NMM in connection with the acquisition or disposition of any NMM Common Shares or any business combination, restructuring, refinancing, sale of any material assets or part thereof of NMM or any take over bid, reorganization, recapitalization, liquidation or winding-up of or other similar transaction involving NMM or enter into or amend any currently existing agreement with any person who provides management, consulting or other employment services to NMM; or

(ix) engage in any business, enterprise or activity materially different from that carried on by it at the date of this Agreement or enter into any transaction or incur any obligation if the same would have a material adverse effect on NMM, or the Amalgamation, other than in the ordinary course of business;

(b) up to and including the completion of the Amalgamation or the termination of this Amalgamation Agreement, whichever shall first occur, it will use all reasonable efforts to obtain all consents, approvals or waivers that may be necessary or desirable in connection with the transactions contemplated hereby, and execute and deliver all such further documents and assurances including, without limiting the generality of the foregoing, obtaining all necessary regulatory and other approvals and making all necessary regulatory and other filings required to be obtained or made by it in connection with the Agreement and the Amalgamation and take such steps or measures as may be reasonably appropriate to enable it to be able to satisfy its obligations hereunder and put itself in a position where the transactions contemplated hereby can be closed;

(c) convene an annual and extraordinary general meeting of its members for January 28, 2002 and solicit proxies to be voted at such meeting in favour of the approval of this Agreement, the Amalgamation and all other transactions contemplated hereby;

(d) provide PTG with its commercially reasonable assistance and cooperation in order to permit the preparation of the Circular and other proxy solicitation materials in accordance with applicable corporate and securities legislation and ensure that the information contained therein as it pertains to NMM is true, correct and complete in all material respects and does not contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading;

(e) file the Circular in all jurisdictions where it is required to be filed and mail the same to its members in accordance with applicable law;

(f) take all such action as may be required to maintain its interests in the mineral property interests owned or held by it and to comply with all applicable laws, rules, regulations and governmental orders and decrees relating to such mineral property interests;

(g) give the representatives of PTG full access, during normal business hours and upon reasonable notice, to all of the assets, properties, books, records, agreements and commitments of NMM and furnish such information concerning NMM as PTG may reasonably request which information will be true and complete in all material respects and will not contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which are made not misleading;

(h) after the Effective Date, cause Amalco to perform and abide by the right to dissent granted to holders of NMM Common Shares in accordance with Section 207 of the *Company Act* and the indemnity provisions of the articles of NMM and ensure that Amalco has the financial ability to perform such obligations;

(i) apply for and use its reasonable best efforts to obtain any necessary exemption orders from the securities regulatory authorities to permit the occurrence of the transactions contemplated by the Amalgamation including, without limitation, the issuance of the Amalco Common Shares to be exchanged with the holders of NMM Common Shares; and

(j) use all reasonable efforts to cause each of the conditions precedent set forth in Sections 7.1 and 7.2 to be complied with on or before the Effective Date.

8.3 Mutual Covenant - Each Amalgamating Company covenants and agrees with the other that if the approval of the Amalgamation by the members of the Amalgamating Companies as set out in subsection 7.1(a) hereof is obtained, it will thereafter take the necessary actions to submit the Amalgamation to the Court for approval and apply for the Order in such fashion as the Court may direct and, subject to compliance with any of the other conditions provided for in Article 7 hereof and to the rights of termination contained in Article 6 hereof, file with the Registrar of Companies, as soon as practicable thereafter, pursuant to Section 250 of the *Company Act*, a certified copy of the Order to give effect to the Amalgamation.

ARTICLE 9
INDEMNITY

9.1 Indemnification - Each of PTG and NMM (the "Indemnifying Party") undertakes with the other of them (the "Indemnified Party") to indemnify and hold harmless the Indemnified Party from and against all losses, claims, damages, liabilities, actions or demands including, without limiting the generality of the foregoing, amounts paid in any settlement approved by the Indemnifying Party of any action, suit, proceeding or claim but excluding lost profits and consequential damages, to which the Indemnified Party may become subject insofar as such losses, claims, damages, liabilities, actions or demands arise out of or are based upon any breach of a representation, warranty, covenant or obligation of the Indemnifying Party contained in this Agreement or any certificate or notice delivered by it in connection herewith, and will reimburse the

Indemnified Party for any legal or other expenses reasonably incurred by the Indemnified Party in connection with investigating or defending any such loss, claim, damage, liability, action or demand.

9.2 Defence - Promptly after receipt by the Indemnified Party of notice of a possible action, suit, proceeding or claim referred to in Section 9.1 hereof, the Indemnified Party, if a claim in respect thereof is to be made against the Indemnifying Party under such section, shall provide the Indemnifying Party with written particulars thereof; provided that failure to so provide the Indemnifying Party with such particulars shall not relieve the Indemnifying Party from any liability which it might have on account of the indemnity provided for in this Article 9 except insofar as such failure shall prejudice the Indemnifying Party. The Indemnified Party shall also provide to the Indemnifying Party copies of all relevant documentation and, unless the Indemnifying Party assumes the defence thereof, shall keep the Indemnifying Party advised of the progress thereof and will discuss with the Indemnifying Party all significant actions proposed. The Indemnifying Party shall be entitled, at its own expense, to participate in and, to the extent that it may wish, to assume the defence of any such action, suit, proceeding or claim but such defence shall be conducted by counsel of good standing approved by the Indemnified Party, such approval not to be unreasonably withheld. Upon the Indemnifying Party notifying the Indemnified Party of its election to assume the defence and retaining such counsel, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by it in connection with such defence other than for reasonable costs of investigation. If such defence is assumed by the Indemnifying Party, the Indemnifying Party shall keep the Indemnified Party advised of the progress thereof and shall discuss with the Indemnified Party all significant actions proposed. The Indemnifying Party shall not enter into any settlement without the consent of the Indemnified Party, but such consent shall not be unreasonably withheld. If such defence is not assumed by the Indemnifying Party, the Indemnifying Party shall not be liable for any settlement made without its consent, but such consent shall not be unreasonably withheld. Notwithstanding the foregoing, the Indemnified Party shall have the right, at the expense of the Indemnifying Party, to employ counsel of its own choice in respect of the defence of any such action, suit, proceeding or claim if: (a) the employment of such counsel has been authorized by the Indemnifying Party in connection with such defence; or (b) counsel retained by the Indemnifying Party or the Indemnified Party shall have advised the Indemnified Party that there may be legal defences available to it which are different from or in addition to those available to the Indemnifying Party (in which event and to that extent, the Indemnifying Party shall not have the right to assume or direct the defence on behalf of the Indemnified Party) or that there may be a conflict of interest between the Indemnifying Party and the Indemnified Party; or (c) the Indemnifying Party shall not have assumed such defence and employed counsel therefor within a reasonable time after receiving notice of such action, suit, proceeding or claim.

9.3 Term - The obligations of PTG and NMM under this Article 9 shall terminate when the Amalgamation is completed, failing which they shall survive and continue with respect to all losses, claims, damages, liabilities, actions or demands, notice of which is given to the Indemnifying Party by the Indemnified Party on or before one year from the date hereof in compliance with Section 9.2 hereof.

ARTICLE 10
GENERAL

10.1 Time of the Essence - Time is of the essence of this Amalgamation Agreement.

10.2 Entire Agreement - The terms and provisions of this Amalgamation Agreement constitute the entire agreement between the parties in respect of the Amalgamation and supersede all previous oral or written communications. The Loan Agreement will only be superceded by this Amalgamation Agreement on the Effective Date.

10.3 Governing Law - This Amalgamation Agreement will be governed by, construed and enforced in accordance with the laws of the Province of British Columbia and the parties hereto submit and attorn to the exclusive jurisdiction of the Courts of the Province of British Columbia.

10.4 Binding Effect - This Amalgamation Agreement and each of its terms and provisions will enure to the benefit of and be binding upon the parties to this Amalgamation Agreement and their respective heirs, executors, administrators, personal representatives, successors and assigns.

10.5 Unenforceability - If any one or more of the provisions contained in this Amalgamation Agreement should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision or provisions will not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby, unless in either case as a result of such determination this Amalgamation Agreement would fail in its essential purpose.

10.6 Assignment - This Amalgamation Agreement is not transferable or assignable without the written consent of both parties.

10.7 Notice - Any notice under this Amalgamation Agreement must be:

(a) in writing;

(b) delivered or telecopied; and

(c) addressed to the party to which notice is to be given at the address for such party indicated herein or at another address designated by such party in writing.

Notice which is delivered or telecopied will be deemed to have been given at the time of transmission or delivery.

10.8 Waiver - Any waiver or release of the provisions of this Agreement, to be effective, must be in writing and executed by the party granting such waiver or release. Waivers may only be granted upon compliance with the terms governing amendments set forth in Section 6.8 hereof.

10.9 Further Assurances - The parties to this Amalgamation Agreement will with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Amalgamation Agreement, and each party to this Amalgamation Agreement will execute and deliver such further documents or instruments required by the other party as may be reasonably necessary or desirable for the purposes of giving effect to or perfecting the transactions contemplated by this Amalgamation Agreement and obtaining any required regulatory approvals, whether before or after the closing.

10.10 Public Announcements - The parties hereto agree that all notices to third parties and all other publicity concerning the transactions contemplated by this Amalgamation Agreement will be jointly planned and coordinated and no party hereto will act unilaterally in this regard without the prior approval of the others, such approval not to be unreasonably withheld or delayed.

10.11 Counterparts - This Amalgamation Agreement may be executed in as many counterparts as may be necessary or by facsimile and each such facsimile or counterpart so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date as set out on the first page of this Amalgamation Agreement.

PLATINUM GROUP METALS LTD.

Per: *"R. Michael Jones"*
Name: R. Michael Jones
Title: President

NEW MILLENNIUM METALS CORPORATION

Per: *"Frank Hallam"*
Name: Frank Hallam
Title: President

SCHEDULE "A"

FORM 1

(SECTION 5)

COMPANY ACT

MEMORANDUM

of

PLATINUM GROUP METALS LTD.

1. The name of the Company is Platinum Group Metals Ltd.

2. The authorized capital of the Company consists of 1,000,000,000 Common shares without par value.

SCHEDULE "B" - ARTICLES OF AMALCO

ARTICLES

of

PLATINUM GROUP METALS LTD.

TABLE OF CONTENTS

PROVINCE OF BRITISH COLUMBIA

COMPANY ACT

ARTICLES

of

PLATINUM GROUP METALS LTD.

PART 1

INTERPRETATION

1.1. In these Articles, unless there is something in the subject or context inconsistent therewith:

"Amalgamation Agreement" means the amalgamation agreement, dated December ●, 2001, between the Platinum Group Metals Ltd. and New Millennium Metals Corporation.

"Board" and "the Directors" or "the directors" mean the Directors or sole Director of the Company for the time being.

"Company" means PLATINUM GROUP METALS LTD.

"Company Act" means the Company Act of the Province of British Columbia as from time to time enacted and all amendments thereto and includes the regulations made pursuant thereto.

"Financial Institutions Act" means the Financial Institutions Act of the Province of British Columbia as from time to time enacted and all amendments thereto and includes the regulations made pursuant thereto.

"Interpretation Act" means the Interpretation Act of the Province of British Columbia as from time to time enacted and all amendments thereto.

"Memorandum" means the Memorandum of the Company.

"month" means calendar month.

"proxyholder" means the person duly nominated by a registered owner to represent him at a meeting and includes a person duly nominated as a substitute proxyholder by a proxyholder pursuant to a power of substitution contained in a duly executed proxy.

"registered owner" or "registered holder" when used with respect to a share in the authorized capital of the Company means the person registered in the register of members in respect of such share.

"Registrar" means the Registrar of Companies or other duly authorized person performing his duties as registrar under the Company Act.

"seal" means the common seal of the Company.

"Securities Act" means the Securities Act of the Province of British Columbia as from time to time enacted and all amendments thereto and includes the regulations made pursuant thereto.

"trust company" means a trust company holding a business authorization under the Financial Institutions Act.

Expressions referring to writing shall be construed as including references to printing, lithography, typewriting, photography and other modes of representing or reproducing words in a visible form.

Words importing the singular include the plural and vice versa; and words importing male persons include female persons and words importing persons shall include corporations.

1.2. The meaning of any words or phrases defined in the Company Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

1.3. The Rules of Construction contained in the Interpretation Act shall apply, mutatis mutandis, to the interpretation of these Articles.

PART 2

SHARES AND SHARE CERTIFICATES

2.1. Every member is entitled, without charge, to one certificate representing the share or shares of each class held by him; provided that, in respect of a share or shares held jointly by several persons, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint registered holders or to his duly authorized agent shall be sufficient delivery to all; and provided further that the Company shall not be bound to issue certificates representing redeemable shares, if such shares are to be redeemed within one month of the date on which they were allotted. Any share certificate may be sent through the mail by registered prepaid mail to the member entitled thereto at his address as recorded in the register of members, and neither the Company nor any transfer agent shall be liable for any loss occasioned to the member owing to any such share certificate so sent being lost in the mail or stolen.

2.2. If a share certificate

(a) is worn out or defaced, the Directors shall, upon production to them of the said certificate and upon such other terms, if any, as they may think fit, order the said certificate to be cancelled and shall issue a new certificate in lieu thereof;

(b) is lost, stolen or destroyed, then, upon proof thereof to the satisfaction of the Directors and upon such indemnity, if any, as the Directors deem adequate being given, a new share certificate in lieu thereof shall be issued to the person entitled to such lost, stolen or destroyed certificate; or

(c) represents more than one share and the registered owner thereof surrenders it to the Company with a written request that the Company issue in his name two or more certificates each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Company shall cancel the Certificate so surrendered and issue in lieu thereof certificates in accordance with such request.

Such sum as the Directors may from time to time fix, but not greater than the amount prescribed under the Company Act from time to time, shall be paid to the Company for each certificate to be issued under this Article.

2.3. Every share certificate shall be signed manually by at least one officer or Director of the Company, or by or on behalf of a registrar, branch registrar, transfer agent or branch transfer agent of the Company and any additional signatures may be printed or otherwise mechanically reproduced and, in such event, a certificate so signed is as valid as if signed manually, notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such certificate to hold at the date of the issue of a share certificate.

2.4. Except as required by law, statute or these Articles, no person shall be recognized by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share or (except only as by law, statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in its registered holder.

PART 3

ISSUE OF SHARES

3.1. Subject to these Articles and the Memorandum and to any direction to the contrary contained in a resolution passed at a general meeting authorizing any increase or alteration of capital, the shares shall be under the control of the Directors who may, subject to the Securities Act and to the rights of the holders of the shares of the Company for the time being issued, issue, allot, sell or otherwise dispose of, and/or grant options on or otherwise deal in, shares authorized but not outstanding or which, having been previously issued, have been purchased or redeemed by the Company and are available to be sold or reissued at such times, to such persons (including Directors), in such manner, upon such terms and conditions, and at such price or for such consideration, as they, in their absolute discretion, may determine.

3.2. If the Company is, or becomes, a company which is not a reporting company and the Directors are required by the Company Act before allotting any shares to offer them pro rata to the members, the Directors shall, before allotting any shares, comply with the applicable provisions of the Company Act.

3.3. Subject to the provisions of the Company Act, the Company, or the Directors on behalf of the Company, may pay a commission or allow a discount to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company, or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any such shares, provided that, if the Company is not a specially limited company, the rate of the commission and discount shall not in the aggregate exceed 25 percent of the amount of the subscription price of such shares.

3.4. No share may be issued until it is fully paid and the Company shall have received the full consideration therefor in cash, property or past services actually performed for the Company. The value of property or services for the purpose of this Article shall be an amount set by resolution of the Directors that is, in all circumstances of the transaction, no greater than fair market value.

PART 4

SHARE REGISTERS

4.1. The Company shall keep or cause to be kept a register of members, a register of transfers and a register of allotments within British Columbia, all as required by the Company Act, and may combine one or more of such registers. If the Company's capital shall consist of more than one class or series of shares, a separate register of members, register of transfers and register of allotments may be kept in respect of each class or series of shares. The Directors on behalf of the

Company may appoint a trust company to keep the register of members, register of transfers and register of allotments or, if there is more than one class or series of shares, the Directors may appoint a trust company, which need not be the same trust company, to keep the register of members, the register of transfers and the register of allotments for each class or series of shares. The Directors on behalf of the Company may also appoint one or more trust companies, including the trust company which keeps the said registers of its shares or of a class or series thereof, as transfer agent for its shares or such class or series thereof, as the case may be, and the same or another trust company or companies as registrar for its shares or such class thereof, as the case may be. The Directors may terminate the appointment of any such trust company at any time and may appoint another trust company in its place.

4.2. Subject to the Company Act, the Company may keep or cause to be kept one or more branch registers of members at such place or places, whether within or outside the Province of British Columbia, as the Directors may from time to time determine.

4.3. The Company shall not at any time close its register of members.

PART 5

TRANSFER AND TRANSMISSION OF SHARES

5.1. Subject to the provisions of the Memorandum and of these Articles that may be applicable, and subject to the Securities Act, any member may transfer any of his shares by instrument in writing executed by or on behalf of such member. The instrument of transfer of any share of the Company shall be in the form, if any, on the back of the Company's share certificates or in such other form as the Directors may from time to time approve. Except to the extent that the Company Act may otherwise provide, the transferor shall be deemed to remain the holder of shares until the name of the transferee is entered in the register of members or branch register of members in respect thereof.

5.2. The signature of the registered owner of any shares, or of his duly authorized attorney, upon an authorized instrument of transfer shall constitute a complete and sufficient authority to the Company, its directors, officers and agents to register, in the name of the transferee as named in the instrument of transfer, the number of shares specified therein or, if no number is specified, all the shares of the registered owner represented by share certificates deposited with the instrument of transfer. If no transferee is named in the instrument of transfer, the instrument of transfer shall constitute a complete and sufficient authority to the Company, its directors, officers and agents to register, in the name of the person on whose behalf any certificate for the shares to be transferred is deposited with the Company for the purpose of having the transfer registered, the number of shares specified in the instrument of transfer or, if no number is specified, all the shares represented by all share certificates deposited with the instrument of transfer.

5.3. Neither the Company nor any Director, officer or agent thereof shall be bound to inquire into the title of the person named in the form of transfer as transferee, or, if no person is named therein as transferee, of the person on whose behalf the certificate is deposited with the Company for the purpose of having the transfer registered or be liable to any claim by such registered owner or by any intermediate owner or holder of the certificate or of any of the shares represented thereby or any interest therein for registering the transfer, and the transfer, when registered, shall confer upon the person in whose name the shares have been registered a valid title to such shares.

5.4. Every instrument of transfer shall be executed by the transferor and left at the registered office of the Company or at the office of its transfer agent or branch transfer agent or registrar for registration together with the share certificate for the shares to be transferred and such other evidence if any, as the Directors or the transfer agent or branch transfer agent or registrar or branch registrar may require to prove the title of the transferor or his right to transfer the shares and the right of the transferee to have the transfer registered. All instruments of transfer where the transfer is registered shall be retained by the Company or its transfer agent or branch transfer agent of registrar or branch/registrar and any instrument of transfer, where the transfer is not registered, shall be returned to the person depositing the same together with the share certificate which accompanied the same when tendered for registration.

5.5. There shall be paid to the Company in respect of the registration of any transfer such sum, if any, as the Directors may from time to time determine.

5.6. In the case of the death of a member, the survivor or survivors where the deceased was a joint registered holder, and the legal personal representative of the deceased where he was the sole holder, shall be the only persons recognized by the Company as having any title to his interest in the shares. Before recognizing any legal personal representative the Directors may require him to deliver to the Company the documents required by the Company Act to be produced by a person applying to effect transmission of shares and such other evidence as the Directors may require of the personal representative's appointment, and of the payment or satisfaction of all taxes, duties, fees and other similar assessments payable to any governmental authority in any applicable jurisdiction with respect to the shares arising out of the member's death.

5.7. A guardian, committee, trustee, curator, tutor, personal representative or trustee in bankruptcy of a member, although not a member himself, shall have the same rights, privileges and obligations that attach to the shares held by the member if the documents required by the Company Act to be produced by a person applying to effect transmission of shares shall have been deposited with the Company together with such other evidence as the Directors may require of the person's appointment. This Article does not apply on the death of a member with respect to a share registered in his name and the name of another person in joint tenancy.

5.8. If the Company is or becomes a company which is not a reporting issuer (as defined in the Securities Act), no shares shall be transferred without the previous consent of the Directors expressed by a resolution of the Board and the Directors shall not be required to give any reason for refusing to consent to any such proposed transfer.

PART 6

ALTERATION OF CAPITAL

6.1. The Company may by ordinary resolution filed with the Registrar alter the Memorandum to increase the authorized capital of the Company by:

(a) creating shares with par value or shares without par value, or both;

(b) increasing the number of shares with par value or shares without par value, or both; or

(c) increasing the par value of a class of shares with par value, if no shares of that class are issued.

6.2. The Company may by special resolution alter the Memorandum to subdivide, consolidate, change from shares with par value to shares without par value, or from shares without par value to shares with par value, or change the designation of, all or any of its shares but only to such extent, in such manner and with such consents of members holding a class or series of shares which is the subject of or affected by such alteration, as the Company Act provides.

6.3. The Company may alter the Memorandum or these Articles

(a) by special resolution, to create, define and attach special rights or restrictions to any shares, and

(b) by special resolution and by otherwise complying with any applicable provision of its Memorandum or these Articles, to vary or abrogate any special rights and restrictions attached to any shares

and in each case by filing a certified copy of such resolution with the Registrar but no right or special right attached to any issued shares shall be prejudiced or interfered with unless all members holding shares of each class or series whose right or special right is so prejudiced or interfered with consent thereto in writing, or unless a resolution consenting thereto is passed at a separate class or series meeting of the holders of the shares of each such class or series by a majority of three-fourths of the votes cast, or such greater majority as may be specified by the special rights attached to the class of shares.

6.4. If the Company is or becomes a reporting company, no resolution to create, vary or abrogate any special right of conversion or exchange attaching to any class or series of shares shall be submitted to any meeting of members unless, if so required by the Company Act, the Executive Director appointed pursuant to the Securities Act shall have consented to the resolution.

6.5. Subject to the Company Act and unless these Articles or the Memorandum otherwise provide, the provisions of these Articles relating to general meetings shall apply, with the necessary changes and so far as they are applicable, to a class or series meeting of members holding a particular class or series of shares but the quorum at a class or series meeting shall be one person holding or representing by proxy one-third of the shares affected.

PART 7

PURCHASE AND REDEMPTION OF SHARES

7.1. Subject to the special rights and restrictions attached to any class or series of shares, the Company may, by a resolution of the Directors and in compliance with the Company Act and the Securities Act, purchase any of its shares at the price and upon the terms specified in such resolution or redeem any class or series of its shares in accordance with the special rights and restrictions attaching thereto. Unless the shares are to be purchased through a stock exchange or the Company is purchasing the shares from dissenting members pursuant to the requirements of the Company Act or from a bona fide employee or bona fide former employee of the Company or of an affiliate of the Company or from his personal representatives, the Company shall make its offer to purchase pro rata to every member who holds shares of the class or series, as the case may be, to be purchased.

7.2. If the Company proposes at its option to redeem some but not all of the shares of any class or series, the Directors may, subject to the special rights and restrictions attached to such class or series of shares, decide the manner in which the shares to be redeemed shall be selected.

7.3. Subject to the provisions of the Company Act and of the Securities Act, any shares purchased or redeemed by the Company may be sold or if cancelled, reissued by it, but, while such shares which have not been cancelled are held by the Company, it shall not exercise any vote in respect of these shares and no dividend or/other distribution shall be paid or made thereon.

PART 8

BORROWING POWERS

8.1. The Directors may from time to time on behalf of the Company

(a) borrow money in such manner and amount, on such security, from such sources and upon such terms, and conditions as they think fit, and may authorize the guaranteeing of any obligations of any other person,

(b) issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person, and

(c) mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).

8.2. Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment or election of Directors or otherwise and may by their terms be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.

8.3. The Company shall keep or cause to be kept within the Province of British Columbia in accordance with the Company Act a register of its debentures and a register of debentureholders, which registers may be combined, and, subject to the provisions of the Company Act, may keep or cause to be kept one or more branch registers of its debentureholders at such place or places as the Directors may from time to time determine and the Directors may by resolution, regulation or otherwise make such provisions as they think fit respecting the keeping of such branch registers, provided that any such branch register kept within British Columbia shall be kept by a trust company.

8.4. Every bond or debenture of the Company shall be signed manually by at least one Director or officer of the Company or by or on behalf of a trustee, registrar, branch registrar, transfer agent or branch transfer agents for the bond or debenture appointed by the Company or under any instrument under which the bond or debenture is issued or by or on behalf of a trustee who certifies it in accordance with a trust indenture and any additional signatures may be printed or otherwise mechanically reproduced thereon and, in such event, a bond or debenture so signed is as valid as if signed manually notwithstanding that the person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such bond or debenture to hold at the date of the issue thereof.

8.5. If the Company is, or becomes, a company which is a reporting company, the Company shall keep or cause to be kept a register of its indebtedness to every Director or officer of the Company or an associate of any of them in accordance with the provisions of and to the extent required by the Company Act.

PART 9

GENERAL MEETINGS

9.1. Subject to any extensions of time permitted pursuant to the Company Act, the first annual general meeting of the Company shall be held within fifteen months from the date of incorporation, the date of amalgamation or the effective date of a certificate of continuation, and thereafter an annual general meeting shall be held once in every calendar year at such time (not being more than thirteen months after the date that the last annual general meeting was held or deemed to have been held) and place as may be determined by the Directors.

9.2. If the Company is, or becomes, a company which is not a reporting company and all the members entitled to attend and vote at an annual general meeting consent in writing to all the business which is required or desired to be transacted at the meeting, the meeting need not be held.

9.3. All general meetings other than annual general meetings are herein referred to as and may be called extraordinary general meetings.

9.4. The Directors may, whenever they think fit, convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the Company Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Company Act.

9.5. If the Company is or becomes a reporting company, advance notice of any general meeting at which any Director is to be elected shall be published in the manner required by the Company Act.

9.6. A notice convening a general meeting specifying the place, the date, and the hour of the meeting, and, in case of special business, the general nature of that business, shall be given as provided in the Company Act and in the manner hereinafter in these Articles mentioned, or in such other manner (if any) as may be prescribed by ordinary resolution, whether previous notice thereof has been given or not, to such persons as are entitled by law or under these Articles to receive such notice from the Company. Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting, by any member shall not invalidate the proceedings at that meeting.

9.7. All the members of the Company entitled to attend and vote at a general meeting may, by unanimous consent in writing given before, during or after the meeting, waive or reduce the period of notice of such meeting and an entry in the minute book of such waiver or reduction shall be sufficient evidence of the due convening of the meeting.

9.8. Except as otherwise provided by the Company Act, where any special business at a general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting shall, with respect to such document, be sufficient if it states that a copy of the document or proposed document is or will be available for inspection by members at the registered office or records office of the Company or at some other place in British Columbia designated in the notice during usual business hours up to the date of such general meeting.

PART 10

PROCEEDINGS AT GENERAL MEETINGS

10.1. All business shall be deemed special business which is transacted at

(a) an extraordinary general meeting other than the conduct of and voting at, such meeting; and

(b) an annual general meeting, with the exception of the conduct of, and voting at, such meeting, the consideration of the financial statement and of the respective reports of the Directors and Auditor, fixing or changing the number of directors, the election of Directors, the appointment of the Auditor, the fixing of the remuneration of the Auditor and of the Directors and such other business as by these Articles or the Company Act may be transacted at a general meeting without prior notice thereof being given to the members or any business which is brought under consideration by the report of the Directors.

10.2. No business, other than election of the chairman or the adjournment of the meeting, shall be transacted at any general meeting unless a quorum of members, entitled to attend and vote, is present at the commencement of the meeting, but the quorum need not be present throughout the meeting.

10.3. Save as herein otherwise provided, a quorum for the transaction of business at a general meeting shall be two persons present and being, or representing by proxy, members holding not less than one-twentieth of the issued shares entitled to be voted at the meeting. If there is only one member the quorum is one person present and being, or representing by proxy, such member. The Directors, the Secretary or, in his absence, an Assistant Secretary, and the solicitor of the Company shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he shall be a member or proxyholder entitled to vote thereat.

10.4. If within half an hour from the time appointed for a general meeting, a quorum is not present, the meeting, if convened by requisition of the members, shall be dissolved; but otherwise it shall stand adjourned to a place on a date and at a time, to be fixed by the chairman of the meeting before the adjournment, which shall be not more than two weeks following the date for which the meeting was called, or failing such designation then to the same day in the second week following the meeting at the same time and place, in either case without giving further notice. If at such adjourned meeting, a quorum is not present within half an hour from the time appointed, the person or persons present and being, or representing by proxy, a member or members entitled to attend and vote at the meeting, shall be a quorum.

10.5. The Chairman of the Board, if any, or in his absence the President of the Company or in his absence a Vice-President of the Company, if any, shall be entitled to preside as chairman at every general meeting of the Company.

10.6. If at any general meeting none of the Chairman of the Board or the President or a Vice-President is present within fifteen minutes after the time appointed for holding the meeting or is willing to act as chairman, the Directors present shall choose some one of their number to be chairman or if all the Directors present decline to take the chair or shall fail to so choose or if no Director is present, the members present shall choose one of their number to be chairman.

10.7. The chairman may and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for thirty days or more, notice, but not "advance notice", of the adjourned meeting shall be given as in the case of an original meeting or if so determined by the Directors, by an advertisement published at least once in a daily newspaper in Vancouver, British Columbia, or in the city where the meeting commenced. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

10.8. No motion proposed at a general meeting need be seconded, and the chairman may propose or second a motion.

10.9. Subject to the provisions of the Company Act, at any meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless (before or on the declaration of the result of the show of hands) a poll is directed by the chairman or demanded by at least one member entitled to vote who is present in person or by proxy. The chairman shall declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, and such decision shall be entered in the book of proceedings of the Company. A declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or lost or not carried by a particular majority and an entry to that effect in the book of the proceedings of the Company shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

10.10. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a second or casting vote.

10.11. No poll may be demanded on the election of a chairman. A poll demanded on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken as soon as, in the opinion of the chairman, is reasonably convenient, but in no event later than seven days after the meeting and at such time and place and in such manner as the chairman of the meeting directs. The result of the poll shall be deemed to be the resolution of and passed at the meeting at which the poll was demanded. Any business other than that upon which the poll has been demanded may be proceeded with pending the taking of the poll. A demand for a poll may be withdrawn. In any dispute as to the admission or rejection of a vote the decision of the chairman made in good faith shall be final and conclusive.

10.12. Every ballot cast upon a poll and every proxy appointing a proxyholder who casts a ballot upon a poll shall be retained by the Secretary for such period and be subject to such inspection as the Company Act may provide.

10.13. On a poll a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

10.14. Unless the Company Act, the Memorandum or these Articles otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution.

PART 11

VOTES OF MEMBERS

11.1. Subject to any special voting rights or restrictions attached to any class or series of shares and the restrictions on joint registered holders of shares, on a show of hands every member who is present in person and entitled to vote thereat shall have one vote and on a poll every member shall have one vote for each share of which he is the registered holder and may exercise such vote either in person or by proxy.

11.2. Any person who is not registered as a member but is entitled to vote at any general meeting in respect of a share, may vote the share in the same manner as if he were a member; but, unless the Directors have previously admitted his right to vote at that meeting in respect of the share, he shall satisfy the directors of his right to vote the share before the time for holding the meeting, or adjourned meeting, as the case may be, at which he proposes to vote.

11.3. Any corporation not being a subsidiary which is a member of the Company may by resolution of its directors or other governing body authorize such person as it thinks fit to act as its representative at any general meeting or class meeting. The person so authorized shall be entitled to exercise in respect of and at such meeting the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company personally present, including, without limitation, the right, unless restricted by such resolution, to appoint a proxyholder to represent such corporation, and shall, if present at the meeting, be counted for the purpose of forming a quorum and be deemed to be a member present at the meeting. Evidence of the appointment of any such representative may be sent to the Company by written instrument, telegram, telecopier or any method of transmitting legibly recorded messages. Notwithstanding the foregoing, a corporation which is a member may appoint a proxyholder.

11.4. If a share is registered in the name of two or more persons, the vote of the senior who exercises a vote, whether in person or by proxyholder, shall be accepted to the exclusion of the votes of the other joint registered holders; and for this purpose seniority shall be determined by the order in which the names stand in the register of members. Several legal personal representatives of a deceased member whose shares are registered in his sole name shall for the purpose of this Article be deemed to be two or more persons, as the case may be.

11.5. A member of unsound mind entitled to attend and vote, in respect of whom an order has been made by any court having jurisdiction, may vote, whether on a show of hands or on a poll, by his committee, curator bonus, or other person in the nature of a committee or curator bonus appointed by that court, and any such committee, curator bonus, or other person may appoint a proxyholder.

11.6. Every member, including a member that is a corporation, entitled to vote at a general meeting or a class meeting of the Company may, by proxy, appoint a proxyholder as his nominee to attend and act at the meeting in the manner, to the extent and with the power conferred by the proxy, including (if conferred by the proxy) the power of substitution. A member may also appoint one or more alternate proxyholders to act in the place and stead of an absent proxyholder.

11.7. A form of proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing, or, if the appointor is a corporation, either under the seal of the corporation or under the hand of a duly authorized officer or attorney. A proxyholder need not be a member of the Company if

(a) the Company is at the time a reporting company, or

(b) the member appointing the proxyholder is a corporation, or

(c) the Company shall have at the time only one member, or

(d) the persons present in person or by proxy and entitled to vote at the meeting by resolution permit the proxyholder to attend and vote; for the purpose of such resolution the proxyholder shall be counted in the quorum but shall not be entitled to vote but in all other cases a proxyholder must be a member.

11.8. Unless otherwise ordered by the Directors, a form of proxy and, if so ordered by the Directors, the power of attorney or other authority, if any, under which it is signed (or a notarially certified copy thereof), shall be deposited at the registered office of the Company, or at such other place as is specified for that purpose in the notice convening the meeting or in the information circular relating thereto, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting in respect of which the person named in the instrument is appointed. In addition to any other method of depositing proxies provided for in these Articles, the Directors may from time to time by resolution make regulations relating to the depositing of proxies at any place or places and fixing the time or times for depositing the proxies not exceeding 48 hours (excluding Saturdays, Sundays and holidays) preceding the meeting or adjourned meeting specified in the notice calling a meeting of members or in the information circular relating thereto and providing for particulars of such proxies to be sent to the Company or any agent of the Company in writing or by letter, telegram, telecopier or any method of transmitting legibly recorded messages so as to arrive before the commencement of the meeting or adjourned meeting at the office of the Company or of any agent of the Company appointed for the purpose of receiving such particulars and providing that proxies so deposited may be acted upon as though the proxies themselves were deposited as required by this Part and votes given in accordance with such regulations shall be valid and shall be counted.

11.9. Unless the Company Act or any other statute or law which is applicable to the Company or to any class or series of its shares requires any other form of proxy, a proxy, whether for a specified meeting or otherwise shall be in the form following, but may also be in any other form that the Directors or the chairman of the meeting shall approve:

(Name of Company)

The undersigned, being a member of the above named Company, hereby appoints __________________ or failing him ___________________ as proxyholder for the undersigned to attend, speak and vote for and on behalf of the undersigned in respect of all (or ______________) shares registered in the name of the undersigned at the general meeting of the Company to be held on the __________ day of _______________, 19__, and at any adjournment thereof.

Signed this ______ day of _________________, 19__.

____
(Signature of Member)

11.10. A vote given in accordance with the terms of a proxy is valid notwithstanding the previous death or incapacity of the member giving the proxy or the revocation of the proxy or of the authority under which the form of proxy was executed or the transfer of the share in respect of which the proxy is given, provided that no notification in writing of such death, incapacity, revocation or transfer shall have been received at the registered office of the Company or by the chairman of the meeting or adjourned meeting for which the proxy was given before the vote is taken.

11.11. Every proxy may be revoked by an instrument in writing

(a) executed by the member giving the same or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation; and

(b) delivered either at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken

or in any other manner provided by law. A proxy shall cease to be valid one year from its date.

PART 12

DIRECTORS

12.1. The persons named in the Amalgamation Agreement are the first Directors. The Directors to succeed the first Directors shall be elected by the members entitled to vote on the election of Directors and the number of Directors shall be the same as the number of Directors so appointed or elected. The number of Directors, excluding additional Directors, may be fixed or changed from time to time by ordinary resolution, whether previous notice thereof has been given or not, but notwithstanding anything contained in these Articles the number of Directors shall never be less than one or, if the Company is or becomes a reporting company, less than three.

12.2. The remuneration of the Directors as such may from time to time be determined by the Directors or, if the Directors shall so decide, by the members. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a Director. The Directors shall be repaid such reasonable travelling, hotel and other expenses as they incur in and about the business of the Company and if any Director shall perform any professional or other services for the Company that in the opinion of the Directors are outside the ordinary duties of a Director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such Director, by the Company in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive. The Directors on behalf of the Company, unless otherwise determined by ordinary resolution, may pay a gratuity or pension or allowance on retirement to any Director who has held any salaried office or place of profit with the Company or to his spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

12.3. A Director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the Company Act, to become or act as a Director.

PART 13

ELECTION AND REMOVAL OF DIRECTORS

13.1. At each annual general meeting of the Company all the Directors shall retire and the members entitled to vote thereat shall elect a Board of Directors consisting of the number of Directors for the time being fixed pursuant to these Articles. If the Company is, or becomes, a company that is not a reporting company and the business to be transacted at any annual general meeting is consented to in writing by all the members who are entitled to attend and vote thereat such annual general meeting shall be deemed for the purpose of this Part to have been held on such written consent becoming effective.

13.2. A retiring Director shall be eligible for re-election.

13.3. Where the Company fails to hold an annual general meeting in accordance with the Company Act, the Directors then in office shall be deemed to have been elected or appointed as Directors on the last day on which the annual general meeting could have been held pursuant to these Articles and they may hold office until other Directors are appointed or elected or until the day on which the next annual general meeting is held.

13.4. If at any general meeting at which there should be an election of Directors, the places of any of the retiring Directors are not filled by such election, such of the retiring Directors who are not re-elected as may be requested by the newly-elected Directors shall, if willing to do so, continue in office to complete the number of Directors for the time being fixed pursuant to these Articles until further new Directors are elected at a general meeting convened for the purpose. If any such election or continuance of Directors does not result in the election or continuance of the number of Directors for the time being fixed pursuant to these Articles such number shall be fixed at the number of Directors actually elected or continued in office.

13.5. Any casual vacancy occurring in the Board of Directors may be filled by the remaining Directors or Director. A vacancy resulting from an increase by the members in the number of Directors may be filled by the members by ordinary resolution or by the Directors.

13.6. Between successive annual general meetings the Directors shall have power to appoint one or more additional Directors but not more than one-third of the number of Directors fixed pursuant to these Articles and in effect at the last general meeting at which Directors were elected, and the number of Directors shall be increased accordingly. Any Director so appointed shall hold office only until the next following annual general meeting of the Company, but shall be eligible for election at such meeting and so long as he is an additional Director the number of Directors shall be increased accordingly.

13.7. Any Director may by instrument in writing delivered to the Company appoint any person to be his alternate to act in his place at meetings of the Directors at which he is not present unless the Directors shall have reasonably disapproved the appointment of such person as an alternate Director and shall have given notice to that effect to the Director appointing the alternate Director within a reasonable time after delivery of such instrument to the Company. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote as a Director at a meeting at which the person appointing him is not personally present. A person may be appointed as an alternate Director by more than one Director, and an alternate Director shall be counted separately in determining the quorum for, and having a separate vote on behalf of, each Director he is representing, in addition to being so counted and voting where he is himself a Director. Every alternate Director, if authorized by the instrument appointing them, may sign in place of the Director who appointed him resolutions submitted to the Directors to be consented to in writing as referred to in Article 16.9. Every alternate Director shall be deemed not to be the agent of a Director appointing him. An alternate Director shall be deemed to be a Director for all purposes of these Articles in the performance of any function authorized under this Article 13.7, but shall not otherwise be deemed to be a Director or to have power to act as a Director. A Director may at any time by instrument in writing or by letter, telegram, telecopier or any method of transmitting legibly recorded messages delivered to the Company revoke the appointment of an alternate appointed by him. An alternate Director may be repaid by the Company such expenses as might properly be repaid to him if he were a Director and he shall be entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the Director appointing him as such Director may from time to time direct.

13.8. The office of Director shall be vacated if the Director:

(a) resigns his office by notice in writing delivered to the registered office of the Company; or

(b) is convicted of an indictable offence and the other Directors shall have resolved to remove him; or

(c) ceases to be qualified to act as a Director pursuant to the Company Act.

13.9. The Company may by special resolution remove any Director before the expiration of his period of office, and may by an ordinary resolution appoint another person in his stead.

PART 14

POWERS AND DUTIES OF DIRECTORS

14.1. The Directors shall manage, or supervise the management of, the affairs and business of the Company and shall have the authority to exercise all such powers of the Company as are not, by the Company Act or by the Memorandum or these Articles, required to be exercised by the Company in general meeting.

14.2. The Directors may from time to time by power of attorney or other instrument under the seal, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles and excepting the powers of the Directors relating to the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, with such remuneration and subject to such conditions as the Directors may think fit, and any such appointment may be made in favour of any of the Directors or any of the members of the Company or in favour of any corporation, or of any of the members, directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the Directors think fit. Any such attorney may be authorized by the Directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him.

PART 15

DISCLOSURE OF INTEREST OF DIRECTORS

15.1. A Director who is, in any way, directly or indirectly interested in a proposed contract or transaction with the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the Company Act.

15.2. A Director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. Subject to the provisions of the Company Act, the foregoing prohibitions shall not apply to

(a) any such contract or transaction relating to a loan to the Company, which a Director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

(b) any contract or transaction made or to be made with, or for the benefit of an affiliated corporation of which a Director is a director or officer;

(c) determining the remuneration of the Directors;

(d) purchasing and maintaining insurance to cover Directors against liability incurred by them as Directors under Section 128 of the Company Act; or

(e) the indemnification of any Director by the Company under Section 128 of the Company Act.

These exceptions may from time to time be suspended or amended to any extent approved by the Company in general meeting and permitted by the Company Act, either generally or in respect of any particular contract or transaction or for any particular period.

15.3. A Director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in conjunction with his office of Director for such period and on such terms (as to remuneration or otherwise) as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the Company Act, no contract or transaction entered into by or on behalf of the Company in which a Director is in any way interested shall be liable to be voided by reason thereof.

15.4. Subject to compliance with the provisions of the Company Act, a Director or his firm may act in a professional capacity for the Company (except as auditor of the Company) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

15.5. A Director may be or become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Company Act, such Director shall not be accountable to the Company for any remuneration or other benefits received by him as director, officer or employee of, or from his interest in, such other corporation or firm, unless the Company in general meeting otherwise directs.

PART 16

PROCEEDINGS OF DIRECTORS

16.1. The Chairman of the Board, if any, or in his absence, the Vice-Chairman or in his absence, the President shall preside as chairman at every meeting of the Directors, or if none of the Chairman of the Board, the Vice-Chairman or the President is present within fifteen minutes of the time appointed for holding the meeting or is willing to act as chairman, or, if the Chairman of the Board, the Vice-Chairman, and the President have advised the Secretary that they will not be present at the meeting, the Directors present shall choose one of their number to be chairman of the meeting.

16.2. The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings, as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall not have a second or casting vote. Meetings of the Board held at regular intervals may be held at such place, at such time and upon such notice (if any) as the Board may by resolution from time to time determine.

16.3. A meeting of the Directors or of any committee of the Directors may take place by means of conference telephones or other communications facilities by which means all Directors participating in the meeting can hear each other. Directors participating in a meeting in accordance with this Article shall be deemed to be present at the meeting and shall be counted in the quorum therefor and be entitled to speak and vote thereat.

16.4. A Director may, and the Secretary or an Assistant Secretary upon request of a Director shall, call a meeting of the Board at any time. Reasonable notice of such meeting specifying the place, day and hour of such meeting shall be given by mail, postage prepaid, addressed to each of the Directors and alternate Directors at his address as it appears on the books of the Company or by leaving it at his usual business or residential address or by telephone, telegram, telecopier, or any method of transmitting legibly recorded messages. It shall not be necessary to give notice of a meeting of Directors to any Director or alternate Director (a) who is at the time such notice is given not in the Province of British Columbia or (b) if such meeting is to be held immediately following a general meeting at which such Director shall have been elected or is the meeting of Directors at which such Director is appointed. Accidental omission to give notice of a meeting to, or the nonreceipt of notice of a meeting by, any Director or alternate Director shall not invalidate the proceedings at the meeting.

16.5. Any Director of the Company may file with the Secretary a document executed by him waiving notice of any past, present or future meeting or meetings of the Directors being, or required to have been, sent to him and may at any time withdraw such waiver with respect to meetings held thereafter. After filing such waiver with respect to future meetings and until such waiver is withdrawn no notice need be given to such Director and, unless the Director otherwise requires in writing to the Secretary, to his alternate Director of any meeting of Directors and all meetings of the Directors so held shall be deemed not to be improperly called or constituted by reason of notice not having been given to such Director or alternate Director.

16.6. The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and if not so fixed shall be a majority of the Directors in office or, if the number of Directors is fixed at one, shall be one Director.

16.7. The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

16.8. Subject to the provisions of the Company Act, all acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall, notwithstanding that it is afterwards discovered that there was some defect in the qualification, election or appointment of any such Directors or of the members of such committee or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly elected or appointed and was qualified to be a Director.

16.9. A resolution consented to in writing, whether by document, telegram, telecopier or any method of transmitting legibly recorded messages or other means, by all of the Directors shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and held. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the Directors and shall be effective on the date stated thereon or on the latest date stated on any counterpart.

PART 17

EXECUTIVE AND OTHER COMMITTEES

17.1. The Directors may by resolution appoint an Executive Committee to consist of such member or members of their body as they think fit, which Committee shall have, and may exercise during the intervals between the meetings of the Board, all the powers vested in the Board except the power to fill vacancies in the Board, the power to change the membership of, or fill vacancies in, said Committee or any other committee of the Board and such other powers, if any, as may be specified in the resolution. The said Committee shall keep regular minutes of its transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The Board shall have the power at any time to revoke or override the authority given to or acts done by the Executive Committee except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of such Committee and to fill vacancies in it. The Executive Committee may make rules for the conduct of its business and may appoint such assistants as it may deem necessary. A majority of the members of said Committee shall constitute a quorum thereof.

17.2. The Directors may from time to time by resolution constitute, dissolve or reconstitute standing committees and other committees consisting of such persons as the Board may determine. Every committee constituted by the Board shall have the powers, authorities and discretions delegated to it by the Board (which shall not include the power to fill vacancies in the Board and the power to change the membership of or fill vacancies in any committee constituted by the Board or the power to appoint or remove officers appointed by the Board) and shall conform to the regulations which may from time to time be imposed upon it by the Board.

17.3. The Executive Committee and any other committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members of the committee present, and in case of an equality of votes the chairman shall not have a second or casting vote. A resolution approved in writing by all the members of the Executive Committee or any other committee shall be as valid and effective as if it had been passed at a meeting of such Committee duly called and constituted. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

PART 18

OFFICERS

18.1. The Directors shall, from time to time, appoint a President and a Secretary and such other officers, if any, as the Directors shall determine and the Directors may, at any time, terminate any such appointment. No officer shall be appointed unless he is qualified in accordance with the provisions of the Company Act.

18.2. One person may hold more than one of such offices except that the offices of President and Secretary must be held by different persons unless the Company has only one member. Any person appointed as the Chairman of the Board, the President or the Managing Director shall be a Director. The other officers need not be Directors. The remuneration of the officers of the Company as such and the terms and conditions of their tenure of office or employment shall from time to time be determined by the Directors; such remuneration may be by way of salary, fees, wages, commission or participation in profits or any other means or all of these modes and an officer may, in addition to such remuneration, be entitled to receive after he ceases to hold such office or leaves the employment of the Company a pension or gratuity. The Directors may decide what functions and duties each officer shall perform and may entrust to and confer upon him any of the powers exercisable by them upon such terms and conditions and with such restrictions as they think fit and may from time to time revoke, withdraw, alter or vary all or any of such functions, duties and powers. The Secretary shall, inter alia, perform the functions of the Secretary specified in the Company Act.

18.3. Every officer of the Company who holds any office or possesses any property whereby, whether directly or indirectly, duties or interests might be created in conflict with his duties or interests as an officer of the Company shall, in writing, disclose to the President the fact and the nature, character and extent of the conflict.

PART 19

INDEMNITY AND PROTECTION OF DIRECTORS, OFFICERS AND EMPLOYEES

19.1. Subject to the provisions of the Company Act, the Directors shall cause the Company to indemnify a Director or former Director of the Company and the Directors may cause the Company to indemnify a director or former director of a corporation of which the Company is or was a shareholder and the heirs and personal representatives of any such person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his being or having been a Director of the Company or a director of such corporation, including any action brought by the Company or any such corporation. The Company shall apply to the court for all approvals of the court which may be required to make any indemnity referred to in this Part effective and enforceable. Each Director of the Company on being elected or appointed shall be deemed to have contracted with the Company on the terms of the foregoing indemnity.

19.2. Subject to the provisions of the Company Act, the Directors may cause the Company to indemnify any officer, employee or agent of the Company or of a corporation of which the Company is or was a shareholder (notwithstanding. that he is also a Director) and his heirs and personal representatives against all costs, charges and expenses whatsoever incurred by him or them and resulting from his acting as an officer, employee or agent of the Company or such corporation. In addition the Company shall indemnify the Secretary or an Assistant Secretary of the Company (if he shall not be a full time employee of the Company and notwithstanding that he is also a Director) and his respective heirs and legal representatives against all costs, charges and expenses whatsoever incurred by him or then: and arising out of the functions assigned to the Secretary by the Company Act or these Articles and each such Secretary and Assistant Secretary shall on being appointed be deemed to have contracted with the Company on the terms of the foregoing indemnity.

19.3. The failure of a Director or officer of the Company to comply with the provisions of the Company Act or of the Memorandum or these Articles shall not invalidate any indemnity to which he is entitled under this Part.

19.4. The Directors may cause the Company to purchase and maintain insurance for the benefit of any person who is or was serving as a Director, officer, employee or agent of the Company or as a director, officer, employee or agent of any corporation of which the Company is or was a shareholder and his heirs or personal representatives against any liability incurred by him as such Director, director, officer, employee or agent.

PART 20

DIVIDENDS AND RESERVE

20.1. The Directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any member. No dividend shall be paid otherwise than out of funds and/or assets properly available for the payment of dividends and a declaration by the Directors as to the amount of such funds or assets available for dividends shall be conclusive. The Company may, subject to the Securities Act, pay any such dividend wholly or in part by the distribution of specific assets and in particular by paid up shares, bonds, debentures or other securities of the Company or any other corporation or in any one or more such ways as may be authorized by the Company or the Directors and where any difficulty arises with regard to such a distribution the Directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments in substitution for all or any part of the specific assets to which any members are entitled shall be made to any members on the basis of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the Directors.

20.2. Any dividend declared on shares of any class or series by the Directors may be made payable on such date as is fixed by the Directors.

20.3. Subject to the rights of members (if any) holding shares with special rights as to dividends, all dividends on shares of any class or series shall be declared and paid according to the number of such shares held.

20.4. The Directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit. The

Directors may also, without placing the same in reserve, carry forward such funds, which they think prudent not to divide.

20.5. If several persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, bonuses or other moneys payable in respect of the share.

20.6. No dividend shall bear interest against the Company. Where the dividend to which a member is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

20.7. Any dividend, bonuses or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named on the register, or to such person and to such address as the holder or joint holders may direct in writing. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. The mailing of such cheque or warrant shall, to the extent of the sum represented thereby (plus the amount of any tax required by law to be deducted) discharge all liability for the dividend, unless such cheque or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

20.8. Notwithstanding anything contained in these Articles, but subject to the Securities Act, the Directors may from time to time capitalize any undistributed surplus on hand of the Company and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the Company as a dividend representing such undistributed surplus on hand or any part thereof.

PART 21

DOCUMENTS, RECORDS AND REPORTS

21.1. The Company shall keep at its records office at such other place as the Company Act may permit, the documents, copies, registers, minutes, and records which the Company is required by the Company Act to keep at its records office or such other place, as the case may be.

21.2. The Company shall cause to be kept proper books of account and accounting records in respect of all financial and other transactions of the Company in order properly to record the financial affairs and condition of the Company and to comply with the Company Act.

21.3. Unless the Directors determine otherwise, or unless otherwise determined by an ordinary resolution, no member of the Company shall be entitled to inspect the accounting records of the Company.

21.4. The Directors shall from time to time at the expense of the Company cause to be prepared and laid before the Company in general meeting such financial statements and reports as are required by the Company Act.

21.5. Every member shall be entitled to receive, without charge and on demand, one copy of the latest annual financial statement of the Company and, if so required by the Company Act, a copy of each such annual financial statement and interim financial statement shall be mailed to each member.

PART 22

NOTICES

22.1. A notice, statement or report may be given or delivered by the Company to any member either by delivery to him personally or by sending it by mail to him to his address as recorded in the register of members. Where a notice, statement or report is sent by mail, service or delivery of the notice, statement or report shall be deemed to be effected by properly addressing, prepaying and mailing the notice, statement or report and to have been given on the day, Saturdays, Sundays and holidays excepted, following the date of mailing. A certificate signed by the Secretary or other officer of the Company or of any other corporation acting in that behalf for the Company that the letter, envelope or wrapper containing the notice, statement or report was so addressed, prepaid and mailed shall be conclusive evidence thereof.

22.2. A notice, statement or report may be given or delivered by the Company to the joint holders of a share by giving the notice to the joint holder first named in the register of members in respect of the share.

22.3. A notice, statement or report may be given or delivered by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a member by sending it through the mail prepaid addressed to them by name or by the title of representatives of the deceased or incapacitated person or trustee of the bankrupt, or by any like description, at the address (if any) supplied to the Company for the purpose by the persons claiming to be so entitled, or (until such address has been so supplied) by giving the notice in a manner in which the same might have been given if the death, bankruptcy or incapacity had not occurred.

22.4. Notice of every general meeting or meeting of members holding a class or series of shares shall be given in a manner hereinbefore authorized to every member holding at the time of the issue of the notice or the date fixed for determining the members entitled to such notice, whichever is the earlier, shares which confer the right to notice of and to attend and vote at any such meeting. No other person except the auditor of the Company and the Directors of the Company shall be entitled to receive notices of any such meeting.

PART 23

RECORD DATES

23.1. The Directors may fix in advance a date, which shall not be more than the maximum number of days permitted by the Company Act preceding the date of any meeting of members or any class or series thereof or of the payment of any dividend or of the proposed taking of any other proper action requiring the determination of members as the record date for the determination of the members entitled to notice of, or to attend and vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend or for any other proper purpose and, in such case, notwithstanding anything elsewhere contained in these Articles, only members of record on the date so fixed shall be deemed to be members for the purposes aforesaid.

23.2. Where no record date is so fixed for the determination of members as provided in the preceding Article the date on which the notice is mailed or on which the resolution declaring the dividend is adopted, as the case may be, shall be the record date for such determination.

PART 24

SEAL

24.1. The Directors may provide a seal for the Company and, if they do so, shall provide for the safe custody of the seal which shall not be affixed to any instrument except in the presence of the following persons, namely,

(a) any two Directors, or

(b) one of the Chairman of the Board, the President, the Managing Director, a Director and a Vice-President together with one of the Secretary, the Treasurer, the Secretary-Treasurer, an Assistant Secretary, an Assistant Treasurer and an Assistant Secretary-Treasurer, or

(c) if the Company shall have only one member, the President or the Secretary, or

(d) subject to Article 8.4., such person or persons as the Directors may from time to time by resolution appoint

and the said Directors, officers, person or persons in whose presence the seal is so affixed to an instrument shall sign such instrument. For the purpose of certifying under seal true copies of any document or resolution the seal may be affixed in the presence of any one of the foregoing persons.

24.2. To enable the seal of the Company to be affixed to any bonds, debentures, share certificates, or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the Directors or officers of the Company are, in accordance with the Company Act and/or these Articles, printed or otherwise mechanically reproduced there may be delivered to the firm or company employed to engrave, lithograph or print such definitive or interim bonds, debentures, share certificates or other securities one or more unmounted dies reproducing the Company's seal and the Chairman of the Board, the President, the Managing Director or a Vice-President and the Secretary, Treasurer, Secretary-Treasurer, an Assistant Secretary, an Assistant Treasurer or an Assistant Secretary-Treasurer may by a document authorize such firm or company to cause the Company's seal to be affixed to such definitive or interim bonds, debentures, share certificates or other securities by the use of such dies. Bonds, debentures, share certificates or other securities to which the Company's seal has been so affixed shall for all purposes be deemed to be under and to bear the Company's seal lawfully affixed thereto.

24.3. The Company may have for use in any other province, state, territory or country an official seal and all of the powers conferred by the Company Act with respect thereto may be exercised by the Directors or by a duly authorized agent of the Company.

SCHEDULE B TO THE CIRCULAR

PTG Amalgamation Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

A. Platinum Group Metals Ltd. ("PTG") be and is hereby authorized to amalgamate (the "Amalgamation") with New Millennium Metals Corporation ("NMM") pursuant to the *Company Act* (British Columbia) as set out in the amalgamation agreement (the "Amalgamation Agreement") which is attached as Schedule A to the management information circular dated December 19, 2001 accompanying the Notice of Annual and Extraordinary Meeting of Members of PTG at which, among other things, the Amalgamation between PTG and NMM is to be considered;

B. the execution, delivery and performance of the Amalgamation Agreement by PTG is hereby confirmed, ratified, approved and adopted;

C. notwithstanding that this special resolution has been duly passed by the members of PTG and the Amalgamation has been approved by the Supreme Court of British Columbia, the directors of PTG are hereby authorized, at their discretion, to revoke this special resolution, terminate the Amalgamation Agreement, in accordance with the terms thereof, at any time prior to the issue of a certificate giving effect of the Amalgamation and to determine not to proceed with the Amalgamation, without further approval of members of PTG;

D. any one director or officer of PTG is hereby authorized and directed, acting for, in the name of and on behalf of PTG, to execute or to cause to be executed, under the seal of PTG or otherwise, and to deliver or to cause to be delivered, all such other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of PTG may be necessary or desirable to carry out the intent of the foregoing special resolutions, such necessity to be conclusively evidenced by the execution and delivery of any such documents or instruments or the taking of any such actions.

SCHEDULE C TO THE CIRCULAR

NMM Amalgamation Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

A. NMM be and is hereby authorized to amalgamate (the "Amalgamation") with Platinum Group Metals Ltd. ("PTG") pursuant to the *Company Act* (British Columbia) as set out in the amalgamation agreement (the "Amalgamation Agreement") which is attached as Schedule A to the joint management information circular dated December 19, 2001 accompanying the Notice of Annual and Extraordinary Meeting of Members of NMM at which, among other things, the Amalgamation between NMM and PTG is to be considered;

B. the execution, delivery and performance of the Amalgamation Agreement by NMM is hereby confirmed, ratified, approved and adopted:

C. notwithstanding that this special resolution has been duly passed by the members of NMM, and the Amalgamation has been approved by the Supreme Court of British Columbia, the directors of NMM are hereby authorized, at their discretion, to revoke this special resolution, terminate the Amalgamation Agreement, in accordance with the terms thereof, at any time prior to the issue of a certificate giving effect of the Amalgamation and to determine not to proceed with the Amalgamation, without further approval of members of NMM;

D. any one director or officer of NMM is hereby authorized and directed, acting for, in the name of and on behalf of NMM, to execute or to cause to be executed, under the seal of NMM or otherwise, and to deliver or to cause to be delivered, all such other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of NMM may be necessary or desirable to carry out the intent of the foregoing special resolutions, such necessity to be conclusively evidenced by the execution and delivery of any such documents or instruments or the taking of any such actions.

SCHEDULE D

Financial Statements of

PLATINUM GROUP METALS LTD.

(A development stage company)

August 31, 2001

Auditors' Report

To the Shareholders of
Platinum Group Metals Ltd.

We have audited the balance sheets of Platinum Group Metals Ltd. as at August 31, 2001 and 2000 and the statements of operations and deficit, and cash flows for the year ended August 31, 2001, the period from commencement of operations, March 16, 2000 to August 31, 2000 and the cumulative period from March 16, 2000 to August 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2001 and 2000 and the results of its operations and its cash flows for the year ended August 31, 2001, the period from commencement of operations, March 16, 2000 to August 31, 2000 and the cumulative period from March 16, 2000 to August 31, 2001 in accordance with Canadian generally accepted accounting principles.

(Signed) Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
November 29, 2001

PLATINUM GROUP METALS LTD.
Balance Sheets
(A development stage company)
August 31,

	2001	2000
ASSETS		
CURRENT		
Cash and cash equivalents	$ **1,544,546**	$ 221,748
Accounts receivable (Note 3)	**115,909**	-
Prepaid expenses	**16,897**	-
	1,677,352	221,748
MINERAL PROPERTIES (Note 4)	**1,067,357**	419,370
CAPITAL ASSETS (Note 5)	**18,255**	16,166
	$ **2,762,964**	$ 657,284
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ **150,554**	$ 67,240
FUTURE INCOME TAXES (Note 8)	**310,000**	-
	460,554	67,240
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	**3,132,453**	89,000
Special warrants	**-**	521,000
Obligation to issue shares (Note 6)	**2,600**	20,000
Deficit	**(832,643)**	(39,956)
	2,302,410	590,044
	$ **2,762,964**	$ 657,284

CONTINUING OPERATIONS (Note 1)

APPROVED BY THE DIRECTORS:

(Signed) R. Michael Jones

R. Michael Jones, Director

(Signed) Iain McLean

Iain McLean, Director

PLATINUM GROUP METALS LTD.
Statement of Operations and Deficit
(A development stage company)

	Cumulative amount from March 16, 2000 to August 31, 2001	**Year ended August 31, 2001**	Period from commencement of operations, March 16, 2000 to August 31, 2000
EXPENSES			
Amortization	$ 9,331	**$ 7,071**	$ 2,260
Corporate finance fees	25,000	**25,000**	-
Filing and transfer agent fees	27,353	**27,353**	-
Insurance	3,403	**3,403**	-
Management fees	91,928	**86,453**	5,475
Office and miscellaneous	50,872	**47,523**	3,349
Professional fees	152,482	**130,311**	22,171
Rent	13,410	**9,160**	4,250
Salaries and benefits	12,201	**12,201**	-
Shareholder relations	74,452	**74,452**	-
Telephone	9,530	**7,632**	1,898
Travel and promotion	57,825	**55,710**	2,115
	(527,787)	**(486,269)**	(41,518)
Less: interest income	62,144	**60,582**	1,562
Loss before other items	(465,643)	**(425,687)**	(39,956)
Other items			
Property investigations	49,675	**49,675**	-
Mineral property costs written off	7,325	**7,325**	-
	57,000	**57,000**	
Loss for the period	(522,643)	**(482,687)**	(39,956)
Deficit, beginning of period	-	**(39,956)**	-
Future income taxes relating to exploration expenditures applicable to flow-through shares (Note 6 (b))	310,000	**310,000**	-
Deficit, end of period	$ (832,643)	**$ (832,643)**	$ (39,956)
Loss per share		**$ (0.09)**	$ (0.03)

PLATINUM GROUP METALS LTD.
Statement of Cash Flows
(A development stage company)

	Cumulative amount from March 16, 2000 to August 31, 2001	**Year ended August 31, 2001**	Period from commencement of operations, March 16, 2000 to August 31, 2000
OPERATING ACTIVITIES			
Loss for the period	$ (522,643)	**$ (482,687)**	$ (39,956)
Add items not affecting cash			
Amortization	9,331	**7,071**	2,260
Mineral property costs written-off	7,325	**7,325**	
Net change in non-cash working capital	(89,608)	**(156,848)**	67,240
	(595,595)	**(625,139)**	29,544
FINANCING ACTIVITIES			
Issuance of common shares	1,446,632	**1,357,632**	89,000
Issuance of flow-through special warrants	1,107,771	**1,107,771**	-
Issuance of special warrants	521,000	**-**	521,000
	3,075,403	**2,465,403**	610,000
INVESTING ACTIVITIES			
Acquisition of capital assets	(27,586)	**(9,160)**	(18,426)
Acquisition cost of mineral properties	(307,963)	**(139,072)**	(168,891)
Exploration advance received (Note 4 (a))	300,000	**300,000**	-
Exploration and development expenditures	(899,713)	**(669,234)**	(230,479)
	(935,262)	**(517,466)**	(417,796)
Net increase in cash and cash equivalents	1,544,546	**1,322,798**	221,748
Cash and cash equivalents, beginning of period	-	**221,748**	-
Cash and cash equivalents, end of period	$ 1,544,546	**$ 1,544,546**	$ 221,748

Supplementary information on non-cash investing and financing activities:

During the year ended August 31, 2001, the Company issued 210,000 common shares with a value of $57,050 (2000 - $Nil) in connection with the acquisition of mineral properties. The Company also entered into a firm obligation to issue 10,000 shares (2000 - 100,000 shares) with a value of $2,600 (2000 - $20,000) in connection with acquisition of mineral properties (Note 6).

During the year ended August 31, 2001, the Company issued 2,605,000 common shares with a value of $521,000 on conversion of previously issued special warrants (Note 6 (b)).

Included in accounts payable and accrued liabilities are $107,357 in unpaid exploration and development expenditures.

Supplementary information on cash flows:

During the period no interest or income taxes were paid.

1. CONTINUING OPERATIONS

The Company was incorporated on January 10, 2000 as 599141 B.C. Ltd., and changed its name to Platinum Group Metals Ltd., on March 16, 2000 at which time it commenced operations. It is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. At August 31, 2001, the Company was in the exploration stage and has options to acquire properties in Ontario and the Northwest Territories.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company has incurred losses from inception and does not currently have the financial resources to sustain operations in the long-term. The Company's ability to continue as a going concern is dependent upon its ability to attain future profitable operations and to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. External financing, predominately by the issuance of common stock to the public, will be sought to finance exploration of the Company's properties; however, there can be no assurance that sufficient funds will be raised.

These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue as a going concern.

The recoverability of amounts shown as mineral properties and deferred exploration costs is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development, and future profitable production or disposition thereof.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant policies:

(a) *Mineral properties and deferred exploration costs*

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonments. The estimated values of all properties are assessed by management on a continual basis and if the carrying values exceed estimated recoverable values, then these costs are written down to the estimated recoverable values. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on the estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

(b) *Cash and cash equivalents*

Cash and cash equivalents consists of cash and highly liquid short-term notes with an original maturity of 90 days or less.

(c) *Capital assets*

Capital assets are recorded at cost and are amortized on the declining balance basis at the following annual rates:

Computer hardware	30%
Computer software	30%
Office furniture and equipment	20%

(d) *Stock-based compensation plan*

The Company has established a stock-based compensation plan, which is described in Note 6 (c). No compensation expense is recognized for these plans when stock or stock options or share purchase warrants are issued at fair value to employees or directors. Any consideration paid by employees or directors on exercise of stock options or purchase of stock is credited to share capital.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) *Income taxes*

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(f) *Loss per share*

The net loss per share figure is calculated using the weighted average number of shares outstanding during the period.

(g) *Financial instruments*

The carrying values of cash and cash equivalents, accounts receivable and accounts payable reflected in the balance sheet approximate their respective fair values.

(h) *Use of estimates*

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

3. ACCOUNTS RECEIVABLE

		2001		2000
Goods and Services Tax recoverable	$	82,950	$	-
Interest receivable		32,959		-
	$	**115,909**	$	-

4. MINERAL PROPERTIES

(a) Northwest Territories

Pursuant to an agreement dated June 1, 2000 and related amendment on June 7, 2001, the Company has an option to acquire a 100% interest in 12 mineral claims located in the Rutledge Lake area, Northwest Territories. Under the terms of the agreement, the Company is required to make cash payments of $100,000 (of which $12,500 has been paid) and issue 100,000 shares in specified annual installments to June 1, 2004 (of which 10,000 shares have been issued). The Company must also incur $1,000,000 in exploration expenditures within 60 months of the agreement.

The optionors retain a 2% net smelter royalty, with a minimum advance royalty payment of $5,000 every 6 months commencing in the 48th month. The Company also has an option to acquire a 1% net smelter royalty for $1,000,000 up to the time of commercial production.

On October 18, 2000 the Company entered into an agreement with Impala Platinum Holdings Ltd. (Impala) of South Africa whereby the Company granted a right of first offer on the Rutledge Lake Property (property). Impala has paid the Company $300,000 as an advance against exploration costs on the property for an exclusive right to receive an offer from the Company for the option, joint venture or sale of the property. The Company is obligated to make an offer to Impala within one year of completing $300,000 of exploration expenditures on the property. However, the terms of such an offer are not fixed.

During the year, the Company staked an additional 11 claims in the Rutledge Lake area.

4. MINERAL PROPERTIES (Continued)

(b) Ontario Projects

(i) Thunder Bay

The Company entered into an option agreement on March 30, 2000 whereby it can acquire a 51% interest in 96 mineral claims located in the Right Angle and Circle Lake area, known as the "Pebble Property", Thunder Bay mining district, Ontario. In order to acquire the interests, the Company must pay $34,000 (of which $14,000 has been paid) and incur $500,000 in exploration expenditures within 5 years of the date of the agreement. The Company was originally obligated to pay $5,000 (paid) and incur $100,000 in exploration expenditures prior to March 30, 2001 in order to keep the option in good standing. The Company has been granted an extension to September 30, 2001. The Company can earn an additional 9% interest in the property by completing a feasibility study within 36 months of earning the 51% interest. The Company had not incurred 100,000 in exploration expenditure to September 30, 2001 and is negotiating a further extension to the obligations.

In April 2000, the Company obtained an option to acquire a 50% interest in 261 mineral claims known as the "South Legris property", in the Thunder Bay mining district, Ontario. In order to acquire the interest the Company must pay cash of $98,300 (of which $37,300 has been paid) and incur $1,000,000 in exploration program expenditures within 5 years of the date of the agreement. The Company was obligated to pay $9,300 (paid) and incur exploration expenditures of $100,000 (incurred) by October 10, 2001 in order to keep the option in good standing. The Company also has an option to acquire an additional 10% interest by completing a feasibility study within 36 months of earning the 50% interest.

4. MINERAL PROPERTIES (Continued)

(b) Ontario Projects (continued)

(ii) Sudbury

Pursuant to an agreement dated March 29, 2000, the Company has an option to acquire a 100% interest in 29 units known as the "Davis property". In order to acquire the interests the Company must pay cash of $60,000 (of which $20,000 has been paid) over 36 months and issue 100,000 common shares (of which 70,000 shares have been issued) of the Company within 24 months of the date of the agreement. The optionors retain a 2% net smelter royalty with advance royalty payments of $5,000 payable every 6 months commencing in the 48th month. The Company can acquire a 1% net smelter royalty for $1,000,000 up to date of commencement of commercial production.

Pursuant to an agreement dated May 12, 2000, the Company has an option to acquire a 100% interest in 23 units in the Janes-Loughrin-Henry property for $75,000 cash (of which $35,000 has been paid) and the issuance of 80,000 shares (of which 40,000 shares have been issued) of the Company in specified annual instalments to May 12, 2003. The optionors retain a 2% net smelter royalty with a minimum advance royalty payment of $5,000 every 6 months commencing in the 48th month. The Company can acquire a 1% net smelter royalty for $1,000,000 up to time of commercial production.

Pursuant to an agreement dated May 18, 2000, the Company has an option to acquire a 100% interest in 34.4 units located in the Henry township (Positano option). In order to acquire the interests the Company must pay cash of $85,000 (of which $30,000 has been paid), issue 70,000 common shares of the Company (of which 20,000 shares have been issued), incur $90,000 on an exploration program (of which $15,000 has been incurred) and make a final cash payment of $1,500,000 prior to commencement of commercial production. The optionors retain a 5% net profits interest royalty.

4. MINERAL PROPERTIES (Continued)

(b) Ontario Projects (continued)

(ii) Sudbury (continued)

Pursuant to an agreement dated June 14, 2000, the Company has an option to acquire a 100% interest in 24.5 units located in the Henry township district (Dubeau option), Ontario by making cash payments of $38,000 (of which $14,000 has been paid) and issuing 30,000 common shares of the Company in specified annual instalments within four years of the date of the agreement (of which 10,000 shares have been issued). The optionor retains a 5% net profits interest royalty.

Pursuant to an agreement dated April 5, 2000, the Company acquired a 40% interest in a joint venture with Norcal Resources Ltd. ("Norcal"), for the purpose of a joint exploration program on the 372.5 units staked in the McWilliams, Notman, Gladman, Hammel and Crerar townships located in the Sudbury mining district, Ontario.

Pursuant to an agreement dated October 1, 2000, the Company has an option to acquire a 100% interest in 30 mineral claim units in Loughrin Township, Sudbury Property area, from Frank Racicot, (the "Racicot Property") for $62,500 cash payable over 4 years (of which $7,500 has been paid) and the issue of 80,000 common shares over 3 years (of which 20,000 shares have been issued). In order to keep the option agreement in good standing for one year from October 1, 2000 the Company was originally obligated to pay $10,000 and issue 40,000 shares (of which 20,000 shares have been issued). The agreement was amended subsequent to August 31, 2001 requiring the Company to pay $5,000 (paid subsequent to year end) and extending the issuance of the remaining 20,000 shares to September 27, 2002. The property adjoins the Company's Davis township claims and will form part of the Sudbury Project. The optionor retains a 2% net smelter return royalty which can be reduced at any time to a 1% net smelter return royalty by the Company paying $1,000,000.

4. MINERAL PROPERTIES (Continued)

(b) Ontario Projects (continued)

(ii) Sudbury (continued)

Pursuant to an agreement dated October 4, 2000, the Company has an option to acquire a 100% interest in 67 mineral claim units in Loughrin Township, Sudbury Property area, from ECS Exploration and Construction Services (the "ECS property") for $51,000 cash payable over 4 years (of which $5,000 has been paid) and the issue of 60,000 common shares over 4 years (of which 10,000 shares have been issued). The property adjoins the Company's Davis township claims and the Racicot Property and will form part of the Sudbury Project. The optionor retains a 5% net profit royalty. The Company terminated the agreement subsequent to August 31, 2001. The acquisition and exploration costs have been written off during the year.

Pursuant to an agreement dated March 22, 2001, the Company has an option to acquire 100% in the South Street property consisting of 77 units located in the Sudbury Mining District, Ontario from Jobin Bevans & Co. for $49,400 cash (of which $9,400 has been paid) and the issue of 60,000 shares (of which 15,000 shares have been issued) over two years.

Pursuant to an agreement dated August 22, 2001, the Company has an option to acquire a 100% interest in six 16 unit claims and claim #1244457 located in the Beaumont Township, Sudbury, Ontario. In order to acquire the interest, the Company must pay cash of $90,000 and issue 170,000 common shares of the Company within 48 months of the date of the agreement. The optionor retains a 2% net smelter return royalty. The Company can acquire an additional 1% net smelter return royalty for $1,000,000 up to the date of commencement of commercial production. Subsequent to August 31, 2001, the Company paid $10,000 in cash and issued 10,000 common shares of the Company in connection with this option.

4. MINERAL PROPERTIES (Continued)

(c) Summary of mineral properties

	2001			
	Northwest Territories	Thunder Bay	Sudbury	Total
Acquisition costs				
Balance at August 31, 2000	$ 7,000	$ 28,000	$ 153,891	$ 188,891
Cash	15,304	21,000	95,768	132,072
Shares	-	-	39,650	39,650
Balance at August 31, 2001	22,304	49,000	289,309	360,613
Exploration and Development Expenditures				
Balance at August 31, 2000	64,078	57,280	109,121	230,479
Assays	279	14,148	20,518	34,945
Drilling	341,065	25,815	-	366,880
Engineering	4,000	-	975	4,975
Geological	53,623	75,764	135,722	265,109
Geophysical	28,247	36,227	-	64,474
Maps	2,635	4,901	2,534	10,070
Research	975	650	2,600	4,225
Surveys	8,835	1,285	1,700	11,820
Travel	-	-	1,875	1,875
Administration	6,021	2,583	3,288	11,892
Less:				
Advance on exploration costs received (Note 4 (a))	(300,000)	-	-	(300,000)
Balance at August 31, 2001	209,758	218,653	278,333	706,744
Total - Mineral properties, balance at August 31, 2001	$ 232,062	$ 267,653	$ 567,642	$ 1,067,357

PLATINUM GROUP METALS LTD.
Notes to the Financial Statements
August 31, 2001

4. MINERAL PROPERTIES (Continued)

(c) Summary of mineral properties (continued)

	2000			
	Northwest Territories	Thunder Bay	Sudbury	Total
Acquisition costs				
Cash	$ 5,000	$ 28,000	$ 135,891	$ 168,891
Shares	2,000	-	18,000	20,000
Balance at August 31, 2000	7,000	28,000	153,891	188,891
Exploration and Development Expenditures				-
Assays	2,258	12,018	11,163	25,439
Geological	58,803	38,198	73,537	170,538
Maps	2,815	2,483	16,225	21,523
Research	-	1,300	3,698	4,998
Surveys	-	2,996	2,156	5,152
Travel	202	-	2,342	2,544
Administration	-	285	-	285
Balance at August 31, 2000	64,078	57,280	109,121	230,479
Total - Mineral properties, balance at August 31, 2000	$ 71,078	$ 85,280	$ 263,012	$ 419,370

5. CAPITAL ASSETS

	2001			2000
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Computer hardware	**$ 5,811**	**$ 1,600**	**$ 4,211**	$ 7,185
Computer software	**17,895**	**6,170**	**11,725**	3,565
Office furniture and equipment	**3,880**	**1,561**	**2,319**	5,416
	$ 27,586	**$ 9,331**	**$ 18,255**	$ 16,166

6. SHARE CAPITAL

(a) Authorized

1,000,000,000 common shares without par value

(b) Issued and outstanding

	Number of Shares	Amount
Issued for cash and balance at August 31, 2000	1,395,001	$ 89,000
Issued for cash on exercise of warrants	2,000	1,100
Issued for cash on initial public offering	3,195,391	1,356,532
Issued for mineral properties	210,000	57,050
Issued on exercise of special warrants	2,605,000	521,000
Issued on exercise of flow-through special warrants	2,383,090	1,107,771
Balance at August 31, 2001	9,790,482	$ 3,132,453

During the year, the Company issued 3,195,391 common shares at $0.50 per share pursuant to initial public offering for net proceeds of $1,356,532 (after deducting expenses of the issue of $241,164). The agents received 319,539 share purchase warrants exercisable at $0.50 per share up to March 22, 2003.

During the year, the Company issued 2,383,090 flow-through shares at $0.55 per share for net proceeds of $1,107,771 (after deducting expenses of the issue of $202,929). The Company has agreed to renounce $1,310,700 in Canadian exploration expenses to the purchasers of the flow-through shares. Approximately $688,000 of expenditures incurred on mineral properties in Canada were incurred subsequent to the issuance of these flow-through shares. The agents received 238,309 share purchase warrants exercisable at $0.55 per share up to December 22, 2002.

During the year, 210,000 common shares were issued in connection with the acquisition of mineral properties at a fair value of $57,050, at the date of issuance.

6. SHARE CAPITAL (Continued)

(c) Incentive stock option agreement

The Company as entered into Incentive Stock Option Agreements ("Agreements") with directors, officers and employees.

At the date the Agreements are entered into, the exercise price of each option is set at the fair value of the common shares at the date of grant. The following table summarizes the Company's options:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Number Exercisable at August 31, 2001
Granted and balance at August 31, 2001	840,000	$ 0.55	3.4 years	210,000

(d) Share purchase warrants

	Number of Warrants
Issued and balance at August 31, 2000	2,605,000
Flow-through special warrants	2,383,090
Issued to agents on issue of flow-through special warrants	238,309
Issued to agents on initial public offering	319,539
Exercised and converted to common shares	(4,990,090)
Balance at August 31, 2001	555,848

Of the 555,848 common share warrants outstanding at August 31, 2001, 236,309 are exercisable at $0.55 per warrant, expiring on December 22, 2002, and 319,539 are exercisable at $0.50 per warrant, expiring on March 2, 2003.

(e) At August 31, 2001, the Company entered into a firm obligation to issue 10,000 shares (2000 – 100,000 shares) with a value of $2,600 (2000 - $20,000) in connection with acquisition of mineral properties.

7. RELATED PARTY TRANSACTIONS

During the period, transactions with related parties were recorded as follows:

(a) Management and consulting fees of $98,974 (2000 - $11,025) were incurred with directors. As at August 31, 2001, an amount of $4,371 owing was included in accounts payable

(b) Accounting services of $41,100 (2000 - $Nil) were incurred with a partnership in which an officer has an interest. As at August 31, 2001, an amount of $22,412 owing was included in accounts payable.

(c) Geological and administration fees of $57,790 (2000 - $Nil) were incurred with an officer. As at August 31, 2001, an amount of $9,425 owing was included in accounts payable.

8. INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying cumulative Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	2001	2000
Statutory tax rates	**45%**	45%
Recovery of income taxes computed at standard rates	**$ 217,209**	$ 17,980
Tax losses not recognized in the period that the benefit arose	**(217,209)**	(13,161)
Other	**-**	(4,819)
	$ -	$ -

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets and liability are as follows:

	2001	2000
Future income tax assets		
Operating loss carry-forward	**$ 248,707**	$ 13,161
Depreciation	**4,199**	1,017
Valuation allowance on future income tax assets	**(252,906)**	(14,178)
Net future income tax assets	**$ -**	$ -
Future income tax liability		
Mineral properties	**$ 310,000**	$ -
Net future income tax liability	**$ 310,000**	$ -

9. COMMITMENTS

(a) The Company has entered into an investor relations letter agreement dated March 12, 2001 with Roth Investors Relations, Inc. ("Roth") of New Jersey, U.S.A. The term of the agreement is for one year, which is renewable in one-year increments. Roth will be paid U.S.$4,000 per month plus expenses.

(b) The Company has entered into an investor relations agreement dated May 16, 2001 with Victory Corporate Consulting Inc. ("Victory"). The agreement is for six months, renewable by mutual agreement. Victory will be paid $3,000 per month plus expenses. The Company has paid a one-time initiation fee of $6,000. The agreement was terminated subsequent to August 31, 2001.

10. SUBSEQUENT EVENTS

(a) Subsequent to August 31, 2001, pursuant to a property asset agreement, the Company issued 10,000 shares for the interest in the mineral property located in the Beaumont Township, Sudbury, Ontario (see Note 4 (b) (ii)).

(b) Pursuant to an option agreement dated September 27, 2001 and underlying agreement dated September 21, 2001, subject to regulatory approval, the Company has an option to acquire a 51% undivided interest in 298 units known as "The Stucco Property" located in the Thunder Bay Mining District, Ontario. In order to acquire the interest, the Company must pay $65,000 (of which $30,000 has been paid) and incur $1,000,000 in exploration expenditures within 4 years of the date of the agreement. The Company is obligated to pay $30,000 and incur $80,000 in exploration expenditures prior to December 27, 2001 in order to keep the option in good standing. The Company has an option to acquire an additional 9% interest in the property by completing a feasibility study with 36 months of notice that the Company has earned a 51% interest in the property. The Company has also agreed to pay cash for the 50,000 shares of the optionor equal to the market price of the shares at the issuance not exceeding $2.00 per share under the terms of the underlying agreement.

According to the underlying agreement, the optionors retain a 2% net smelter royalty return. If commercial production does not commence within 4 years and/or 6 years of regulatory approval advance royalty payment of $5,000 per annum and $10,000 per annum respectively will be payable to the optionors. The optionors can purchase 1% of net smelter royalty return for $1,000,000 at any time.

10. SUBSEQUENT EVENTS (Continued)

(c) Subsequent to August 31, 2001, the Company entered into an office space lease agreement for a period of three years commencing December 1, 2001. The payments are as follows:

August 31,	Amount
2002	$ 19,440
2003	25,920
2004	25,920
2005	6,480
	$ 77,760

(d) Pursuant to a letter agreement dated October 22, 2001, the Company has agreed to amalgamate with New Millennium Corporation ("NMM"), a public company, and form a new company, Platinum Group Metals Ltd. ("Newco"), subject to regulatory and shareholder approvals. The share exchange ratio upon amalgamation is one share of Newco for every share of the Company and 1.65 shares of NMM. Newco is required to complete equity financing for $1,000,000 prior to February 28, 2002 (closing date).

According to a letter agreement dated November 6, 2001 (amended November 7, 2001), the Company will loan NMM $100,000, of which $25,000 is payable upon signing (paid) and the balance of $75,000 upon regulatory approval. Upon completion of the merger, the loan will be eliminated. If the merger is terminated, the loan and accrued interest will be payable no later than June 30, 2002. NMM has pledged 125,000 shares of Pacific North West Capital Corporation ("PFN"), a public company, as collateral for the loan. NMM has agreed to pledge any future receipts of PFN shares until full repayment of principal and interest.

Schedule E

New Millennium Metals Corporation

(An Exploration Stage Company)

Financial Statements
For the nine months ended September 30, 2001 and 2000 (Unaudited) and the years ended December 31, 2000, 1999 and 1998
(expressed in Canadian dollars)



PricewaterhouseCoopers LLP
Chartered Accountants
601 West Hastings Street
Suite 1400
Vancouver British Columbia
Canada V6B 5A5
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7664

March 16, 2001
(except for note 7(a), which is as at December 19, 2001)

Auditors' Report

To the Directors of
New Millennium Metals Corporation

We have audited the balance sheets of **New Millennium Metals Corporation** as at December 31, 2000 and 1999 and the statements of loss, shareholders' equity, mineral properties and deferred exploration expenditures and cash flows for the years ended December 31, 2000, 1999 and 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for the years ended December 31, 2000, 1999 and 1998 in accordance with Canadian generally accepted accounting principles.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, Canada

Comments by the Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the directors dated March 16, 2001 (except for note 7(a), which is as at December 19, 2001) is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, Canada

New Millennium Metals Corporation

(An Exploration Stage Company)

Balance Sheets

(expressed in Canadian dollars)

	September 30, 2001 $ (Unaudited)	December 31, 2000 $	1999 $
Assets			
Current assets			
Cash and short-term deposits	1,976	370,450	146,934
Cash held in trust	-	100,000	-
Marketable securities (market value - $31,000)	31,250	12,500	-
Accounts receivable	9,415	13,269	13,628
Prepaid expenses	-	1,925	1,375
	42,641	498,144	161,937
Mineral properties and deferred exploration expenditures (note 3)	1,452,704	2,266,165	1,556,088
Other assets	5,511	8,342	7,589
	1,500,856	2,772,651	1,725,614
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities (note 5(b))	75,620	337,885	133,864
Future income taxes (note 2)	-	266,000	-
	75,620	603,885	133,864
Shareholders' Equity			
Capital stock (notes 3 and 4)	3,559,859	3,112,538	1,633,601
Special warrants (note 4(b))	-	-	543,450
Deficit	(2,134,623)	(943,772)	(585,301)
	1,425,236	2,168,766	1,591,750
	1,500,856	2,772,651	1,725,614

Nature of operations and going concern (note 1)

Subsequent events (note 7)

Approved by the Board of Directors

"Frank R. Hallam" Director

"Marek J. Kreczmer" Director

The accompanying notes are an integral part of the financial statements.

New Millennium Metals Corporation

(An Exploration Stage Company)

Statements of Shareholders' Equity

(expressed in Canadian dollars)

	Common shares				
	Number of shares	Amount $	Special warrants $	Deficit $	Total shareholders' equity $
Balance - December 31, 1997	3,564,651	1,427,959	-	(232,733)	1,195,226
Shares issued for cash - net of costs	600,000	174,142	-	-	174,142
Shares issued for fees	4,000	2,000	-	-	2,000
Loss for the year	-	-	-	(77,141)	(77,141)
Balance - December 31, 1998	4,168,651	1,604,101	-	(309,874)	1,294,227
Shares issued for interests in mineral properties (note 3)	25,000	12,500	-	-	12,500
Shares issued for cash					
On exercise of warrants	20,000	12,000	-	-	12,000
On exercise of options	10,000	5,000	-	-	5,000
Special warrants issued for cash	-	-	543,450	-	543,450
Loss for the year	-	-	-	(275,427)	(275,427)
Balance - December 31, 1999	4,223,651	1,633,601	543,450	(585,301)	1,591,750
Conversion of special warrants to shares (note 4(b))	1,126,589	543,450	(543,450)	-	-
Private placement pending	-	100,000	-	-	100,000
Shares recorded as finder's fee (note 4(b))	65,682	-	-	-	-
Shares issued for interests in mineral properties (note 3)	182,500	80,551	-	-	80,551
Shares issued for cash					
Private placements - net of costs (note 4(b))	2,444,672	1,015,436	-	-	1,015,436
On exercise of warrants (note 4(b))	10,000	5,500	-	-	5,500
Future income taxes (note 2)	-	(266,000)	-	-	(266,000)
Loss for the year	-	-	-	(358,471)	(358,471)
Balance - December 31, 2000	8,053,094	3,112,538	-	(943,772)	2,168,766
Shares issued for interests in mineral properties	161,500	72,160	-	-	72,160
Shares issued for cash					
Private placements	503,311	100,101	-	-	100,101
On exercise of warrants	15,000	7,500	-	-	7,500
On exercise of options	2,690	1,560	-	-	1,560
Future income taxes (note 6)	-	266,000	-	-	266,000
Loss for the period	-	-	-	(1,190,851)	(1,190,851)
Balance - September 30, 2001 (unaudited)	8,735,595	3,559,859	-	(2,134,623)	1,425,236

The accompanying notes are an integral part of the financial statements.

New Millennium Metals Corporation

(An Exploration Stage Company)

Statements of Loss

(expressed in Canadian dollars)

	Nine months ended September 30,		Years ended December 31,		
	2001	2000	2000	1999	1998
	$	$	$	$	$
	(Unaudited)	(Unaudited)			
Expenses					
Amortization	2,830	-	3,774	2,879	-
Annual general meeting	1,264	627	627	1,941	1,655
Audit and accounting	21,238	11,645	11,645	31,875	5,000
Consulting	3,513	41,268	47,705	60,248	2,775
Insurance	1,925	253	1,803	707	418
Legal	13,693	8,595	24,923	19,498	14,736
Listing and sustaining fees	16,973	22,189	22,761	22,980	9,262
Loss on sale of other assets	-	-	3,605	-	-
Mineral properties written off	1,054,811	-	6,585	-	-
New property investigations	28,562	16,462	72,352	44,569	44,083
Office rent and services	16,306	7,873	19,219	25,199	586
Press releases	3,761	11,990	12,527	5,421	
Printing	1,800	6,098	9,569	8,060	2,566
Promotion and shareholder relations	27,911	48,829	98,397	32,508	2,679
Training and education	421	1,132	3,173	3,117	270
Travel and accommodation	17,199	10,494	19,911	19,460	1,418
	1,212,207	187,455	358,576	278,462	85,448
Revenues					
Interest earned	-	-	-	2,748	8,307
Cost recoveries	21,356	-	105	287	-
	21,356	-	105	3,035	8,307
Loss for the period	1,190,851	187,455	358,471	275,427	77,141
Basic and diluted loss per share (note 2)	0.14	0.03	0.06	0.07	0.02
Weighted average number of shares outstanding (note 2)	8,587,474	5,953,840	5,734,003	3,846,466	3,116,651

The accompanying notes are an integral part of the financial statements.

New Millennium Metals Corporation

(An Exploration Stage Company)

Statements of Mineral Properties and Deferred Exploration Expenditures

(expressed in Canadian dollars)

	Nine months ended September 30, 2001 $ (Unaudited)	Years ended December 31, 2000 $	1999 $	1998 $
Mineral property acquisitions	176,350	306,604	54,254	-
Contract field work	-	-	-	35,585
Field administrative	5,502	3,208	651	326
Fuel, repairs and maintenance	7,403	16,073	13,417	3,500
Geological consulting	47,375	76,525	166,801	25,402
General exploration	187,550	254,768	215,743	6,206
Government fees and licenses	2,423	11,170	5,965	-
Reclamation bond	-	189	150	5,181
Salaries and wages	59,478	80,964	5,047	-
Travel and accommodation	26,717	18,801	33,529	5,798
	512,798	768,302	495,557	81,998
Less: Recoveries	271,448	51,640	14,423	-
	241,350	716,662	481,134	81,998
Total - Beginning of period	2,266,165	1,556,088	1,074,954	992,956
Less: Amounts written off	1,054,811	6,585	-	-
	1,211,354	1,549,503	1,074,954	992,956
Total - End of period	1,452,704	2,266,165	1,556,088	1,074,954

The accompanying notes are an integral part of the financial statements.

New Millennium Metals Corporation

(An Exploration Stage Company)
Statements of Cash Flows

(expressed in Canadian dollars)

	Nine months ended September 30,			Years ended December 31,	
	2001	2000	2000	1999	1998
	$ (Unaudited)	$ (Unaudited)	$	$	$
Cash flows from operating activities					
Loss for the period	(1,190,851)	(187,455)	(358,471)	(275,427)	(77,141)
Items not affecting cash					
Amortization	2,830	-	3,774	2,879	-
Loss on sale of other assets	-	-	3,605	-	-
Mineral properties written off	1,054,811	-	6,585	-	-
Shares issued for property investigation	1,360	-	24,950	-	-
Net change in non-cash working capital					
Accounts receivable	3,854	(2,377)	359	(10,294)	3,421
Marketable securities	(18,750)	-	(12,500)	-	-
Prepaid expenses	1,925	-	(550)	807	(2,182)
Accounts payable and accrued liabilities	(262,264)	(43,995)	204,021	110,181	(39,351)
	(407,085)	(233,827)	(128,227)	(171,854)	(115,253)
Cash flows from financing activities					
Cash held in trust	100,000	-	(100,000)	-	-
Common shares issued - net of costs	109,161	741,051	1,120,936	560,450	238,248
	209,161	741,051	1,020,936	560,450	238,248
Cash flows from investing activities					
Mineral property expenditures	(441,998)	(660,726)	(712,701)	(483,057)	(81,998)
Mineral property expenditures recovered	271,448	34,000	51,640	14,423	-
Other assets	-	(8,089)	(8,132)	(4,449)	-
	(170,550)	(634,815)	(669,193)	(473,083)	(81,998)
Increase (decrease) in cash and short-term deposits for the period	(368,474)	(127,591)	223,516	(84,487)	40,997
Cash and short-term deposits - Beginning of period	370,450	146,934	146,934	231,421	190,424
Cash and short-term deposits - End of period	1,976	19,343	370,450	146,934	231,421
Cash and short-term deposits comprise					
Cash on deposit with banks	1,976	19,343	370,450	146,934	4,730
Short-term deposits	-	-	-	-	226,691
	1,976	19,343	370,450	146,934	231,421

Non-cash investing and financing activities

a) During the period ended September 30, 2001 (unaudited), the company issued 157,500 (year ended December 31, 2000 - 127,500) shares in the amount of $70,800 (year ended December 31, 2000 - $55,601) to acquire mineral properties (note 3).

b) During the period ended September 30, 2001 (unaudited), the company issued 4,000 (year ended December 31, 2000 - 55,000) shares in the amount of $1,360 (year ended December 31, 2000 - $24,950) for option payments on properties that were abandoned during the period. The cost of these shares is included in property investigations in the statement of loss.

The accompanying notes are an integral part of the financial statements.

New Millennium Metals Corporation

(An Exploration Stage Company)
Notes to Financial Statements
For the nine months ended September 30, 2001 and 2000 (Unaudited)
and the years ended December 31, 2000, 1999 and 1998

(expressed in Canadian dollars)

1 Nature of operations and going concern

New Millennium Metals Corporation (the company) is a British Columbia company incorporated on March 11, 1983 under the name Harvey Creek Gold Placers Ltd.

While the company has conducted exploration activities on its mineral properties located in Ontario and British Columbia, Canada, it has not yet determined whether these mineral properties contain ore reserves that are economically recoverable. The amounts shown for mineral properties and deferred exploration expenditures represent costs incurred to date, less writedowns and write-offs, and do not necessarily reflect present or future values. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the property, the ability of the company to obtain the necessary financing to meet its obligations under various option agreements and to complete the development of the property, and any future profitable production, or alternatively, upon the company's ability to dispose of its interest on an advantageous basis. In the event these do not occur, there is substantial doubt about the ability of the company to continue as a going concern.

For the nine months ended September 30, 2001 (unaudited), the company incurred a loss of $1,190,851 and, as at September 30, 2001, has insufficient working capital to meet its ongoing operating commitments. The company has no revenues and, accordingly, is dependent on its shareholders to support it as a going concern. While the company has been successful in obtaining financing from shareholders and directors in the past, there is no assurance the company will continue to be successful in raising necessary financing. The company is currently pursuing an amalgamation with Platinum Group Metals Ltd. (note 7).

These financial statements are prepared on a going concern basis, which implies that the company will continue realizing its assets and discharging its liabilities in the normal course of business for the foreseeable future. Accordingly, they do not give effect to adjustments that could be necessary should the company be unable to continue as going concern, and therefore be required to realize its assets and discharge its liabilities and meet its commitments in other than the normal course of business and at amounts different from those in these financial statements.

2 Significant accounting policies

Financial statements

The financial statements as at September 30, 2001, and for the periods ended September 30, 2001 and 2000 are unaudited. These financial statements follow the same accounting policies and methods of application as the audited annual financial statements for the years ended December 31, 2000, 1999 and 1998.

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which, as they apply to these financial statements, differ in certain respects from those in the United States, as explained in note 8.

(expressed in Canadian dollars)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from management's estimates.

Cash and short-term deposits

Cash and short-term deposits consist of cash on deposit with banks and highly liquid short-term interest-bearing securities with maturities at purchase dates of three months or less.

Mineral properties and deferred exploration expenditures

The costs of acquiring mineral properties and related exploration costs (as well as field administrative expenditures, net of incidental revenues) are deferred until the properties are brought into production, at which time they are amortized on a unit-of-production basis, or until the properties are abandoned, sold, or considered to be impaired in value, at which time the cost of the properties and related deferred expenses are written off, or written down. Option payments received are credited against mineral properties and deferred exploration expenditures.

The company is in the process of exploring its mineral properties and has not yet determined the amount of reserves available. Senior management reviews the carrying values of mineral properties and deferred exploration expenditures at least quarterly with a view to assessing whether there has been any impairment in value.

Mineral property option payments

Options are exercisable at the discretion of the payer and, accordingly, are not recognized until paid.

Stock options

No expense is recognized when stock options are issued. Any consideration paid by option holders on exercise of stock options is credited to capital stock.

(expressed in Canadian dollars)

Loss per share

Effective December 31, 2000, the company changed its method of calculating earnings per share in accordance with recommendations of the Canadian Institute of Chartered Accountants (CICA). Loss per share has been calculated using the weighted average number of common shares issued and outstanding during the period, excluding shares held in escrow. Outstanding stock options, special warrants and warrants that could potentially dilute basic loss per share have not been included in the computation of diluted loss per share because to do so would be anti-dilutive. There was no effect on loss per share in the prior year's financial statements as a result of adopting the new recommendations.

Financial instruments

The carrying values of cash and short-term deposits, accounts receivable, and accounts payable and accrued liabilities approximate their fair values.

Reclamation costs

The company may be liable for certain reclamation costs. With the exception of the $5,521 reclamation bond (note 3(a)), the extent of the liability is not determinable at this time.

Income taxes

Effective January 1, 2000, the company adopted the liability method of accounting for income taxes, on a retroactive basis, in accordance with the recommendations of the CICA. Under this method, future tax assets and liabilities are based upon differences between the financial reporting and tax basis of assets and liabilities measured using substantially enacted tax rates. The company has adopted the new recommendations retroactively without restating prior years' financial statements. The effect of adopting the new standard, due to the company's issuances of flow-through shares and the renouncement of qualifying expenditures to investors in these shares, was as follows:

a) an increase in future income taxes and a decrease in share capital of $160,000 as at January 1, 2000; and

b) an increase in future income taxes and a decrease in share capital of $106,000 for the year ended December 31, 2000.

New Millennium Metals Corporation

(An Exploration Stage Company)
Notes to Financial Statements
For the nine months ended September 30, 2001 and 2000 (Unaudited)
and the years ended December 31, 2000, 1999 and 1998

(expressed in Canadian dollars)

3 Mineral properties and deferred exploration expenditures

	Total cost to December 31, 1998 $	Costs incurred during the year $	Total cost to December 31, 1999 $	Costs incurred during the year $	Properties written off $	Total cost to December 31, 2000 $	Cost incurred during the period $ (Unaudited)	Properties written off $ (Unaudited)	Total cost to September 30, 2001 $ (Unaudited)
Simlock Creek (a)	1,125,996	2,435	1,128,431	365	-	1,128,796	-	1,123,275	5,521
Agnew Lake (b)	-	486,862	486,862	80,035	-	566,897	51,236	-	618,133
Shelby Lake (c)	-	-	-	69,993	-	69,993	101,463	-	171,456
Taman Lake Project (d)	-	-	-	101,991	-	101,991	34,170	-	136,161
Buck East (e)	-	-	-	26,851	-	26,851	26,869	-	53,720
Senga and Tib (f)	-	-	-	82,282	-	82,282	265	-	82,547
Dog River (g)	-	-	-	65,610	-	65,610	42,542	-	108,152
Milford Bullseye (h)	-	-	-	22,709	-	22,709	14,250	-	36,959
Lac des Isles River (i)	-	-	-	186,885	-	186,885	150,469	-	337,354
Otter Tooth (j)	-	-	-	100,724	-	100,724	83,999	-	184,723
Swan River (k)	-	-	-	16,400	-	16,400	229	-	16,629
Other	-	6,260	6,260	14,457	6,585	14,132	7,306	-	21,438
	1,125,996	495,557	1,621,553	768,302	6,585	2,383,270	512,798	1,123,275	1,772,793
Less: Recoveries	51,042	14,423	65,465	51,640	-	117,105	271,448	68,464	320,089
	1,074,954	481,134	1,556,088	716,662	6,585	2,266,165	241,350	1,054,811	1,452,704

a) Simlock Creek

In 1983, the company acquired a 100% interest in certain mineral claims known as the Simlock Creek property (the Property) from certain directors by issuing 750,000 common shares at an ascribed value of $0.15 per share, which approximated out-of-pocket exploration costs incurred by these directors to the date of sale to the company. The Property comprises 21 mineral claims totalling 58 units in the Cariboo Mining Division of British Columbia.

As at December 31, 2000, the company had cash on deposit of $5,521 relating to a reclamation bond posted to guarantee future remediation of the Property.

This property was optioned on February 19, 2001 to Extant Investments Inc. (Extant). In exchange for cash payments totalling $53,000 over five years and a work commitment totalling $1.0 million over five years, Extant can earn a 50% interest on the Simlock Creek property. The optionee can earn a further 10% interest by completing a bankable feasibility study within 3 years from the date of the 5th anniversary.

During the quarter ended September 30, 2001 (unaudited), the Simlock Creek property was written off. The company will retain title to this property.

(expressed in Canadian dollars)

b) Agnew Lake

Pursuant to an option agreement dated March 1, 1999, the company acquired the right to earn a 99% interest in 38 claims located near Sudbury, Ontario, Canada, known as the Agnew Lake property, in exchange for option payments of $170,700 over a five-year period and 100,000 common shares of the company over a five-year period. In addition, the company must complete a total work commitment of $2,000,000 over an unspecified period of time. The vendors retain a 2% royalty interest. At September 30, 2001 (unaudited), the company had made cash payments of $65,700 (December 31, 2000 - $40,700), issued 100,000 (December 31, 2000 - 50,000) common shares and performed $508,800 (December 31, 2000 - $461,310) worth of exploration work. The agreement remains in good standing. The company has staked an additional 182 contiguous claims that are also included under the terms of the above-noted agreement.

On June 18, 2000 (unaudited), the company optioned the Agnew Lake property to Pacific North West Capital Corp. (Pacific). Pacific may acquire 50% of the company's rights and interests in the Agnew Lake property by:

i) issuing 50,000 shares to the company (which were received);

ii) making cash payments to the company totalling $200,000 over four years (of which $65,000 has been received); and

iii) completing $500,000 in exploration expenses over four years.

Pacific will be the operator and will be responsible for completion of all assessment and filing requirements as long as it remains operator. In the event that Pacific does not incur the required $500,000 in exploration expenses on its own account, they may exercise their option by payment of $500,000 worth of Pacific common shares to the company.

On June 22, 2001 (unaudited), the company and Pacific optioned their interests in the property to Kaymin Resources Limited (Kaymin). Kaymin may acquire a 50% interest in the combined rights and interests of the company and Pacific by making cash payments of $200,000 to each party (which have been completed) and incurring exploration expenditures not less than $6,000,000 by December 31, 2004. Kaymin's work expenditures will satisfy the balance of the company's total work commitment to the original vendors. Kaymin can earn an additional 10% by completing a bankable feasibility study and arranging financing for any development or construction.

(expressed in Canadian dollars)

c) Shelby Lake

On June 28, 2000, the company entered into an option agreement to acquire up to a 60% interest in the Shelby Lake property. This property totals approximately 2,160 hectares and is located in the Lac des Iles area, Thunder Bay Mining Division, northern Ontario. In order to acquire a 50% interest, the company is required to:

i) make cash payments to the optionor of $10,000 by September 28, 2000 (which has been paid);

ii) issue 50,000 shares to the optionor, all of which have been issued to September 30, 2001 (unaudited) (December 31, 2000 - 25,000); and

iii) complete $500,000 in exploration expenditures over a four-year period, $133,762 (unaudited) of which has been incurred to September 30, 2001 (December 31, 2000 - $47,493).

The company has the option to earn a further 10% for a total of 60%, by expending a further $500,000 over an additional 30-month period. The property is subject to a 2% NSR royalty.

d) Taman Lake Project

On February 7, 2000, the company entered into option agreements to acquire an undivided 100% interest in the Taman, Taman North and Taman East properties by:

i) making payments of $120,000 over three years, $37,500 (unaudited) of which has been paid to September 30, 2001 (December 31, 2000 - $15,000); and

ii) issuing 150,000 shares over three years, 75,000 (unaudited) of which have been issued to September 30, 2001 (December 31, 2000 - 37,500).

The Taman Lake project is subject to a 3% NSR royalty, 50% of which the company can purchase for $1,000,000.

e) Buck East

On May 20, 2000, the company entered into an option agreement to acquire 100% interest in the Buck East property by:

i) making payments of $88,000 over four years, $23,500 (unaudited) of which has been paid to September 30, 2001 (December 31, 2000 - $8,000);

ii) issuing 120,000 shares over four years, 35,000 (unaudited) of which have been issued to September 30, 2001 (December 31, 2000 - 15,000); and

(expressed in Canadian dollars)

iii) completing exploration expenditures of $250,000 over four years, $11,820 (unaudited) of which has been incurred to September 30, 2001 (December 31, 2000 - $10,751).

The property is subject to an underlying 2% NSR royalty. The company has the right to purchase 1% of the NSR royalty from the optionor for $1,000,000.

f) Senga and Tib

These claims were acquired by staking on March 20, 2000. They are located in the Lac des Iles region of Ontario and consist of 6,384 hectares. This property is contiguous with the company's Taman and Dog River holdings in the same area.

g) Dog River

On May 6, 2000, the company entered into an option agreement with Fort Knox Gold Resources Inc. (Fort Knox). Fort Knox holds an option to acquire 100% of the Dog River property in the Lac des Iles area of Ontario. The company has an option to acquire 50% of the property by:

i) making payments of $60,000 over three years, $30,000 (unaudited) of which has been paid to September 30, 2001 (December 31, 2000 - $15,000);

ii) issuing 50,000 shares over two years, 25,000 (unaudited) of which have been issued to September 30, 2001 (December 31, 2000 - 12,500); and

iii) completing exploration expenditures of $500,000 over four years, $60,000 (unaudited) of which has been incurred to September 30, 2001 (December 31, 2000 - $45,730).

The property is subject to an underlying 2.5% NSR royalty.

h) Milford Bullseye

On May 20, 2000, the company entered into an option agreement to acquire a 100% interest in the Milford Bullseye property by:

i) making payments of $40,000 over three years, $12,500 (unaudited) of which has been paid to September 30, 2001 (December 31, 2000 - $5,000); and

ii) issuing 50,000 shares over three years, 25,000 (unaudited) of which have been issued to September 30, 2001 (December 31, 2000 - 12,500).

The property is subject to a 3% NSR royalty, 50% of which can be purchased by the company for $1.5 million.

(expressed in Canadian dollars)

i) Lac des Iles River

On May 5, 2000, the company entered into an option agreement to acquire a 50% interest in the property by:

i) making payments to the optionors of $38,500 over three years, $28,500 (unaudited) of which has been paid to September 30, 2001 (December 31, 2000 - $23,500); and

ii) completing exploration expenditures of $1,000,000 over five years, $308,854 (unaudited) of which has been incurred to September 30, 2001 (December 31, 2000 - $163,385).

An additional 10% can be earned by the company on completion of a feasibility study within three additional years.

j) Otter Tooth

On April 6, 2000, the company entered into an option agreement to acquire an undivided 50% interest in the property by:

i) making payments of $65,000 over five years, $25,000 (unaudited) of which has been paid to September 30, 2001 (December 31, 2000 - $15,000); and

ii) incurring exploration expenditures on the property of $750,000 over three years, $163,059 (unaudited) of which has been incurred to September 30, 2001 (December 31, 2000 - $40,874).

An additional 10% can be earned by incurring a further $750,000 within an additional three years.

k) Swan River

These claims were acquired by staking on March 2, 2000. They are located in the Reindeer Lake area of northeastern Saskatchewan and consist of two large claim blocks of 7,440 hectares.

(expressed in Canadian dollars)

4 Capital stock

Authorized - 100,000,000 shares without par value

a) Share capital

On June 12, 1998, the company issued 600,000 shares at a price of $0.50 per share pursuant to the completion of the company's IPO dated March 4, 1998. Commissions of $22,500 in cash plus a corporate finance fee of 4,000 shares were paid to the agent. In addition, the agent was granted 120,000 non-transferable share purchase warrants allowing it to acquire up to 120,000 common shares at a price of $0.50 each until June 12, 1999. During the year ended December 31, 1999, these warrants expired. Legal, accounting, listing and regulatory costs associated with the offering totalled $103,358. These costs were deducted from the proceeds of the offering.

During the year ended December 31, 1997, the company issued 750,000 common shares to two officers and directors of the company at an ascribed value of $0.01. These shares will be held in escrow and subject to release as required by the rules of the Canadian Venture Exchange (CDNX), which are related to the performance of exploration and development work on the company's mineral properties. These rules provide for pro rata release of escrow shares on the basis of 15% of the original number of performance escrow shares for every $100,000 expended on exploration and development, subject to certain limitations. During the year ended December 31, 2000, 233,624 shares were released from escrow, leaving 516,376 still held in escrow.

During the nine months ended September 30, 2001 (unaudited), the company issued 161,500 (years ended December 31, 2000 - 182,500; 1999 - 25,000) shares pursuant to the terms of agreements to acquire mineral claims.

Additional information relating to share issuances is presented in note 4(b).

(expressed in Canadian dollars)

b) Warrants

As at September 30, 2001 (unaudited), outstanding share purchase warrants were as follows:

Number of shares	Price per share $	Expiry dates
57,700	0.58	December 8, 2001
477,778	0.53	November 24, 2001
583,333	0.46	May 24, 2002
465,836	0.60	June 29, 2002
495,349	0.50	August 31, 2002
100,000	0.45	December 29, 2002
154,285	0.44	February 5, 2002
194,740	0.68	August 16, 2002
2,529,021		

During the year ended December 31, 1999, 480,000 special warrant units were issued by way of a private placement at $0.52 per special warrant. During the year ended December 31, 2000, each unit was exchanged without additional consideration into one flow-through share and one non-flow-through common share purchase warrant. Each common share purchase warrant is exercisable at a price of $0.55 for the first year and $0.58 for the second year. No premium was paid by the subscribers on account of the flow-through share provisions of these special warrant units. During the nine months ended September 30, 2001 (unaudited), 2,690 share purchase warrants were converted at $0.58 (year ended December 31, 2000 - 10,000 at $0.55) to common shares and the balance of 467,310 expired.

During the year ended December 31, 1999, 646,589 special warrant units were issued by way of a private placement, 588,889 of which were priced at $0.45 and the balance at $0.50. During the year ended December 31, 2000, each unit was exchanged without additional consideration into one common share and one common share purchase warrant. During the nine months ended September 30, 2001 (unaudited), 588,889 warrants expired, leaving 57,700 warrants exercisable at a price of $0.58 until December 8, 2001.

During the year ended December 31, 2000, 500,000 units were issued by way of private placement at $0.50 per unit. An additional 50,000 warrants were issued as a finder's fee for no additional consideration, as well as $5,000 cash. Each unit consists of one common share and one common share purchase warrant. During the nine months ended September 30, 2001 (unaudited), all 550,000 warrants expired.

During the year ended December 31, 2000, 583,333 units were issued by way of private placement at $0.36 per unit. Each unit consists one flow-through share and one non-flow-through common share purchase warrant. Each common share purchase warrant is exercisable at a price of $0.46 for two years expiring May 24, 2002. No premium was paid by the subscriber on account of the flow-through share provisions of these units.

(expressed in Canadian dollars)

During the year ended December 31, 2000, 896,223 units were issued by way of a brokered placement at $0.45 per unit. An finder's fee of 35,449 units for no additional consideration and $15,953 in cash was paid relating to the private placement. Each unit consists one flow-through share and one non-flow-through common share purchase warrant. For two share purchase warrants, the holder is entitled to purchase one additional common share at a price of $0.60 for one and a half years expiring June 29, 2002. No premium was paid by the subscriber on account of the flow-through shares attached to these units. The agents for the private placement were issued 100,000 purchase warrants exercisable at a price of $0.45 for two years expiring December 29, 2002.

During the year ended December 31, 2000, 465,116 units were issued by way of private placement at $0.43 per unit. An additional 30,233 units were issued as a finder's fee for no additional consideration. Each unit consists one common share and one common share purchase warrant. Each common share purchase warrant is exercisable at a price of $0.50 for two years expiring August 31, 2002.

During the nine months ended September 30, 2001 (unaudited), 285,714 units were issued at $0.35 per unit. An additional 22,857 units were issued as a finder's fee. Each unit consists of one flow-through common share and one flow-through common share purchase warrant. For two share purchase warrants, the holder is entitled to purchase one additional common share at a price of $0.44 until February 5, 2002.

During the nine months ended September 30, 2001 (unaudited), 182,000 units were issued at $0.55 per unit. An additional 12,740 units were issued as a finder's fee. Each unit consists of one common share and one common share purchase warrant. Each share purchase warrant is exercisable at a price of $0.55 until August 16, 2002.

(expressed in Canadian dollars)

c) Stock options

Stock options are granted at the discretion of the board of directors, within regulatory requirements. Stock options vest immediately, once granted and approved, and cannot exceed 10% of issued and outstanding share capital.

Stock option activity during the period was as follows:

	Number of shares	Weighted average price $
Outstanding - December 31, 1998	305,000	0.50
Granted	141,000	0.45
Exercised	(10,000)	0.50
Cancelled	(42,000)	0.46
Outstanding - December 31, 1999	394,000	0.47
Granted	143,000	0.56
Outstanding - December 31, 2000	537,000	0.49
Granted	351,500	0.67
Exercised	(15,000)	0.50
Outstanding - September 30, 2001 (unaudited)	873,500	0.56

As at September 30, 2001 (unaudited), outstanding stock options were as follows:

Number of shares	Price per share $	Expiry dates
210,000	0.50	June 15, 2003
58,000	0.50	November 5, 2003
81,000	0.45	January 28, 2004
10,000	0.50	July 4, 2004
20,000	0.45	October 27, 2004
143,000	0.56	May 8, 2005
299,000	0.73	January 17, 2006
52,500	0.35	September 7, 2004
873,500		

(expressed in Canadian dollars)

5 Related party transactions

a) During the nine months ended September 30, 2001 (unaudited), the company paid or accrued $11,326 to two directors of the company for consulting fees.

During the year ended December 31, 2000, the company paid or accrued $19,277 (1999 - $61,762; 1998 - $22,650) to directors and an officer of the company for consulting fees, $7,314 of which was deferred. Of the remainder, $10,567 (1999 - $30,483; 1998 - $2,775) was expensed as an administrative cost and $1,396 (1999 - $10,857; 1998 - $11,575) was expensed as a cost for new property investigations.

All such costs have been recorded at the exchange amount.

b) Included in accounts payable at September 30, 2001 (unaudited) is $6,326 (December 31, 2000 - $94,410; 1999 - $45,759; 1998 - $15,433) payable to two related companies for cash advances, and geological and administrative services incurred on the company's behalf and $nil (1999 - $nil; 1998 - $377) payable to a director of the company.

c) Other related party transactions are disclosed elsewhere in the financial statements.

6 Income taxes

At September 30, 2001 (unaudited), the company has a combination of net operating loss carry-forwards and deductible Canadian exploration and development pools, net of amounts renounced under flow-through share agreements, aggregating approximately $2,000,000 (December 31, 2000 - $1,675,000; 1999 - $1,200,000; 1998 - $815,000). The future income tax benefit of these losses and deductions has been offset by a valuation allowance and, accordingly, is not reflected in these financial statements as, at this stage in the company's development, it is not more likely than not that the benefit will be realized.

During the nine months ended September 30, 2001 (unaudited), future income taxes of $266,000 associated with mineral property costs incurred and renounced under flow-through share agreements reversed, with a credit to share capital.

(expressed in Canadian dollars)

7 Subsequent events

a) On December 19, 2001, the company agreed, subject to regulatory, shareholder and credit approvals, to amalgamate with Platinum Group Metals Ltd. (PGM) to form one company to pursue platinum and palladium exploration opportunities. Concurrent with the amalgamation, PGM is securing a non-brokered private placement of up to 8,000,00 flow-through shares at $0.25 per share to finance the operations of the amalgamated company.

   Under the terms of the proposed amalgamation, shareholders of the company will receive one share in the amalgamated company for every 1.65 common shares held. The amalgamation will be accounted for as purchase of the company by PGM.

b) Pursuant to an agreement dated November 7, 2001, PGM loaned the company $100,000 to assist the company in meeting its existing debts. Assuming the planned amalgamation between the company and PGM occurs as expected, the loan will be eliminated between the parties with no interest or principal repayment required. Should the planned amalgamation not occur, the principal amount plus interest accruing at 5% per annum will be payable by the company on or before June 30, 2002.

c) On November 1, 2001, the company and Pacific entered into an option agreement with ProAm Explorations Corporation to acquire a 100% interest in three claims in the Agnew Lake area by:

   i) making payments of $30,000;

   ii) issuing 48,000 shares of the company and 21,000 shares of Pacific over two years; and

   iii) completing $400,000 in exploration expenditures over a four year period.

   Under the terms of the agreement, these claims become part of the Agnew Lake property (note 3(b)) and are subject to the Pacific and Kaymin option agreements existing on that property. The claims are subject to a 2.5% NSR royalty.

d) On December 18, 2001 (unaudited), 187,500 shares were released from escrow, leaving a balance at 328,876 still held in escrow.

(expressed in Canadian dollars)

8 Material differences between Canadian and United States generally accepted accounting principles (GAAP)

The company prepares its financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain respects from those principles that the company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The major differences between Canadian and U.S. GAAP that would affect the measurement of the company's financial position, loss or cash flows are described below.

Consolidated balance sheets, statements of loss and statements of shareholders' equity

	2000 $	1999 $	1998 $
Adjustments to earnings:			
Loss for the year under Canadian GAAP	358,471	275,427	77,141
Deferred exploration costs (a)	409,869	426,730	76,817
Compensation expense (b)	116,812	-	-
Future income taxes (c)	106,000	160,000	-
Loss for the year under U.S. GAAP	991,152	862,157	153,958
Loss per share under U.S. GAAP	0.17	0.22	0.05
Adjustments to assets:			
Total assets under Canadian GAAP	2,772,651	1,725,614	1,317,910
Deferred exploration costs (a)	(1,782,252)	(1,372,383)	(945,653)
Total assets under U.S. GAAP	990,399	353,231	372,257
Adjustments to shareholders' equity:			
Total shareholders' equity under Canadian GAAP	2,168,766	1,591,750	1,294,227
Deferred exploration costs (a)	(1,782,252)	(1,372,383)	(945,653)
Compensation costs (b)	(116,812)	-	-
Future income taxes (c)	(266,000)	(160,000)	-
Total shareholders' equity under U.S. GAAP	3,702	59,367	348,574

a) The company accounts for mineral property exploration expenditures in accordance with Canadian GAAP as disclosed in note 2. Under U.S. GAAP, mineral property exploration costs relating to unproven mineral properties are expensed as incurred and for cash flow purposes are considered an operating activity. Acquisition costs are deferred until the properties are abandoned, sold or considered to be impaired in value, at which time they are written off or written down.

(expressed in Canadian dollars)

b) On July 1, 1997, the company issued 750,000 escrow shares to officers and directors at $0.01 per share. These shares are released from escrow subject to the terms of release as required by the CDNX. Under U.S. GAAP (APB 25), these escrow shares result in compensation expense on the date of release from escrow measured at the excess of the fair value of the shares at that time over the price paid for the shares. During the year ended December 31, 2000, 223,624 shares were released from escrow.

c) The company accounts for income taxes in accordance with Canadian GAAP as disclosed in note 2. Under U.S. GAAP, the future income taxes are recorded as a change to income as opposed to a reduction of share capital.

Accounting for stock-based compensation

For financial statement purposes, the company has elected to follow the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its stock options. Under APB No. 25, as the exercise price of the company's stock options and warrants equals the market price of the underlying stock at the date of grant, no compensation expense is recognized.

Recent accounting pronouncements

The FASB recently issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective for fiscal years beginning after June 15, 2000, which standardizes the accounting for derivative instruments. At this stage of operations, the company does not have hedging activities nor does it trade in derivative instruments. Accordingly, adoption of this statement will not have a significant impact on the company's financial position, results of operations, cash flows or disclosures.

The CICA approved CICA 3461, "Employee Future Benefits," which establishes new standards on accounting for pensions and post-employee and post-retirement benefits other than pensions. The new standard is effective for fiscal years beginning on or after January 1, 2000. The adoption of this standard had no material impact on the company's financial position, results of operations, cash flows or disclosures.

SCHEDULE F

Pro Forma Financial Statements

PLATINUM GROUP METALS LTD.

(A Company resulting from the amalgamation of Platinum Group Metals Ltd. and New Millennium Metals Corporation)

August 31, 2001
(Unaudited)

Compilation Report

We have reviewed, as to compilation only, the accompanying pro forma balance sheet of Platinum Group Metals Ltd. as at August 31, 2001 and the pro forma statement of loss for the year ended August 31, 2001, which have been prepared for inclusion in the Joint Management Information Circular of Platinum Group Metals Ltd. and New Millennium Metals Corporation, which has been prepared for the annual and extraordinary meeting of members of Platinum Group Metals Ltd. and for the extraordinary meeting of members of New Millennium Metals Corporation to be held January 28, 2002. In our opinion, the pro forma balance sheet and statement of loss have been properly compiled to give effect to the amalgamation completed under the proposed business combination entered into between Platinum Group Metals Ltd. and New Millennium Metals Corporation.

(Signed) Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
December 19, 2001

PLATINUM GROUP METALS LTD.
Pro Forma Balance Sheet

	Platinum Group Metals Ltd. August 31, 2001	New Millennium Metals Corporation September 30, 2001	Note 4 (a)	Pro Forma Adjustments	Pro Forma
ASSETS		(Unaudited)			(Unaudited)
CURRENT					
Cash and cash equivalents	$ 1,544,546	$ 1,976	(ii)	$ (600,000)	$ 1,319,392
			(iv)	331,875	
			(v)	40,995	
Accounts receivable	115,909	9,415		-	125,324
Marketable securities	-	31,250		-	31,250
Prepaid expenses	16,897	-		-	16,897
	1,677,352	42,641		(227,130)	1,492,863
CAPITAL ASSETS	18,255	5,511		-	23,766
MINERAL PROPERTIES	1,067,357	1,452,704	(i)	(201,247)	2,918,814
			(ii)	600,000	
	$ 2,762,964	$ 1,500,856		$ 171,623	$ 4,435,443
LIABILITIES					
CURRENT					
Accounts payable and accrued liabilities	$ 150,554	$ 75,620		$ -	$ 226,174
FUTURE INCOME TAXES	310,000	-	(iii)	270,000	580,000
	460,554	75,620		270,000	806,174
SHAREHOLDERS' EQUITY					
Share capital	3,132,453	3,559,859	(i)	(2,333,270)	4,731,912
			(iv)	331,875	
			(v)	40,995	
Obligation to issue shares	2,600	-	(i)	(2,600)	-
Deficit	(832,643)	(2,134,623)	(i)	2,134,623	(1,102,643)
			(iii)	(270,000)	
	2,302,410	1,425,236		(98,377)	3,629,269
	$ 2,762,964	$ 1,500,856		$ 171,623	$ 4,435,443

PLATINUM GROUP METALS LTD.
Pro Forma Statement of Loss

	Platinum Group Metals Ltd. Year ended August 31, 2001	New Millennium Metals Corporation Twelve month period ended September 30, 2001	Notes	Pro Forma
		(Unaudited)		(Unaudited)
EXPENSES				
Amortization	$ 7,071	$ 6,604		$ 13,675
Corporate finance fees	25,000	-		25,000
Filing and transfer agent fees	27,353	17,545		44,898
Insurance	3,403	3,475		6,878
Management fees	86,453	-		86,453
Office and miscellaneous	47,523	1,264		48,787
Professional fees	130,311	61,209		191,520
Rent	9,160	27,652		36,812
Salaries and benefits	12,201	-		12,201
Shareholder relations	74,452	87,048		161,500
Telephone	7,632	-		7,632
Training and education	-	2,462		2,462
Travel and promotion	55,710	26,616		82,326
	(486,269)	(233,875)		(720,144)
LESS: Interest income	60,582	-		60,582
Recovered expenses	-	21,461		21,461
LOSS BEFORE OTHER ITEMS	(425,687)	(212,414)		(638,101)
OTHER ITEMS				
Loss on sale of other assets	-	(3,605)		(3,605)
Property investigations	(49,675)	(84,452)		(134,127)
Mineral property costs written off	(7,325)	(1,061,396)		(1,068,721)
	(57,000)	(1,149,453)		(1,206,453)
LOSS FOR THE PERIOD	$ (482,687)	$ (1,361,867)		$ (1,844,554)
LOSS PER SHARE	$ (0.09)	$ (0.16)	4(b)(i)	$ (0.11)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	5,544,487	8,587,474	4(b)(i)	16,577,918

PLATINUM GROUP METALS LTD.
Notes to the Pro Forma Financial Statements
August 31, 2001
(Unaudited)

1. BASIS OF PRESENTATION

The unaudited pro forma financial statements of Platinum Group Metals Ltd. ("Amalco"), a corporation resulting from the amalgamation of Platinum Group Metals Ltd. and New Millennium Metals Corporation, have been compiled from and include:

(a) A pro forma balance sheet combining the audited balance sheet of Platinum Group Metals Ltd. ("PTG") as at August 31, 2001 with the unaudited balance sheet of New Millennium Metals Corporation ("NMM") as at September 30, 2001.

(b) A pro forma statement of loss combining the audited statement of loss of PTG for the year ended August 31, 2001 with the unaudited statement of operations of NMM for the twelve-month period ended September 30, 2001. The unaudited statement of operations of NMM consists of the aggregate of the unaudited statement of operations of NMM for the nine months ended September 30, 2001 plus the unaudited results of operations of NMM for the three months ended December 31, 2000.

Management of PTG and NMM have prepared these pro forma financial statements and state that the statements are a fair representation of the transactions described in these notes. It is management's opinion that the pro forma financial statements include all adjustments necessary for the fair presentation of the contemplated transactions in accordance with Canadian generally accepted accounting principles applied on a basis consistent with PTG's accounting policies. The unaudited pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

The unaudited pro forma financial statements should be read in conjunction with the historical financial statements and notes thereto of PTG and NMM described above and the audited financial statements of NMM as at and for the year ended December 31, 2000.

These unaudited pro forma financial statements give effect to the proposed business combination between PTG and NMM as described in Note 3 below.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited pro forma financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of PTG for the year ended August 31, 2001. The significant accounting policies of NMM conform in all material respects to those of PTG.

3. BUSINESS COMBINATION

PTG and NMM have entered into negotiations to amalgamate the two companies. Under the terms of a proposed business combination, Amalco will issue 5,459,936 common shares to shareholders of NMM on the basis of one Amalco share for each 1.65 NMM shares outstanding at September 30, 2001 (former NMM shareholders will own approximately 33% of Amalco) and 11,117,982 common shares to shareholders of PTG on the basis of one PTG share for each one Amalco share (former PTG shareholders will own approximately 67% of Amalco). The total issued and outstanding shares of Amalco as at August 31, 2001 will be 16,577,918. The financial position and results of operations of NMM as at and for the twelve months ended September 30, 2001 are assumed to be equivalent to the respective NMM balances as at and for the year ended August 31, 2001 for the purposes of preparing these pro forma financial statements.

The business combination is accounted for as a purchase transaction, with PTG being identified as the acquirer and NMM identified as the acquiree. It is assumed that the companies are not under common control. PTG's net assets are presented at the historical amounts recorded in its accounts. The net assets of NMM are presented at fair value. The consideration given has been allocated to the fair value of net assets acquired as follows:

Fair value of net assets acquired		
Current assets	$	83,636
Plant and equipment		5,511
Resource properties		1,251,457
		1,340,604
Less: Current liabilities		75,620
	$	1,264,984

Consideration given		
9,008,895 common shares of NMM exchanged for 5,459,936 Amalco shares (1)	$	1,364,984
Less: estimated costs of acquisition		(100,000)
	$	1,264,984

(1) The number of NMM shares are determined based on the issued and outstanding NMM common shares at September 30, 2001 plus the additional 273,300 NMM shares assumed issued pursuant to the NMM Financing.

3. BUSINESS COMBINATION (Continued)

The carrying value of NMM's net assets at September 30, 2001 amended for pro forma adjustments exceeds the purchase consideration of $1,264,984 by $201,247 which has been applied to reduce the carrying value of resource properties.

The fair value of the common shares to be issued by Amalco was estimated based on the average closing price of PTG's common shares on October 27, 2001 being the date PTG and NMM signed a letter agreement to amalgamate.

The amalgamation of PTG with NMM is subject to, amongst other things, regulatory and shareholder approvals of both companies. The fair value of the common shares to be issued by Amalco and the fair values of the net assets of NMM to be acquired will ultimately be determined at the date of closing of the transaction. Therefore, it is likely that the consideration and the fair values of assets and liabilities will vary from those shown above and the differences may be material.

4. PRO FORMA ASSUMPTIONS

(a) Assumptions for the pro forma consolidated balance sheet as at August 31, 2001 include the following:

(i) The issue of 5,459,936 common shares of Amalco at a fair value of $1,264,984 to acquire 100% of the issued common shares of NMM and the resultant consolidation of NMM with PTG.

(ii) The incurrence of $600,000 in exploration expenditures in order to meet PTG's requirements to incur qualified Canadian exploration expenditures under certain flow through share agreements.

(iii) To record the effect of future income taxes relating to incurred exploration expenditures applicable to flow through shares (Note 4 (a) (ii)).

(iv) The issue of 1,327,500 flow-through or non flow-through PTG common shares at a price of $0.25 per share for proceeds of $331,875 pursuant to the PTG financing.

(v) The issue of 273,300 flow through NMM common shares at a price of $0.15 per share for proceeds of $40,995 pursuant to the NMM financing.

4. PRO FORMA ASSUMPTIONS (Continued)

(b) Assumptions for the pro forma consolidated statement of loss for the year ended August 31, 2001:

(i) The pro forma loss per share has been calculated using the number of Amalco common shares outstanding after the amalgamation including the issuance of 1,327,500 flow-through or non flow-through PTG common shares (see Note 4 (a) (iv) and 273,300 flow-through NMM common shares (see Note 4 (a) (v)) on the basis that they were issued and outstanding for the entire year.

SCHEDULE G TO THE CIRCULAR

Section 207 of the *Company Act* (British Columbia)

Dissent Procedure

s. 207 (1) If,

i) being entitled to give notice of dissent to a resolution as provided in section 37, 103, 126, 222, 244, 249 or 289, a member of a company (in this Act called a "dissenting member") gives notice of dissent,

ii) the resolution referred to in paragraph (a) is passed, and

iii) the company or its liquidator proposes to act on the authority of the resolution referred to in paragraph (a),

the company or the liquidator must first give to the dissenting member notice of the intention to act and advise the dissenting member of the rights of dissenting member under this section.

(2) On receiving a notice of intention to act in accordance with subsection (1), a dissenting member is entitled to require the company to purchase all of the dissenting member's shares in respect of which the notice of dissent was given.

(3) The dissenting member must exercise the right given by subsection (2) by delivering to the registered office of the company, within 14 days after the company, or the liquidator, gives the notice of intention to act,

a) a notice that the dissenting member requires the company to purchase all of the dissenting member's shares referred to in subsection (2), and

b) the share certificates representing all of those shares,

and, on delivery of that notice and those share certificates, the dissenting member is bound to sell those shares to the company and the company is bound to purchase them.

(4) A dissenting member who has complied with subsection (3), the company, or, if there has been an amalgamation, the amalgamated company, may apply to the court, and the court may

a) require the dissenting member to sell, and the company or the amalgamated company to purchase, the shares in respect of which the notice of dissent has been given,

b) set the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case having due regard for the rights of creditors,

c) join in the application any other dissenting member who has complied with subsection (3), and

d) make consequential orders and give directions it considers appropriate.

(5) The price that must be paid to a dissenting member for the shares referred to in subsection (2) is their fair value as of the day before the date on which the resolution referred to in subsection (1) was passed, including any appreciation or depreciation in anticipation of the vote on the resolution, and every dissenting member who has complied with subsection (3) must be paid the same price.

(6) The amalgamation or winding up of the company, or any change in its capital, assets or liabilities resulting from the company acting on the authority of the resolution referred to in subsection (1), does not affect the right of the dissenting member and the company under this section or the price to be paid for the shares.

(7) Every dissenting member who has complied with subsection (3)

a) may not vote, or exercise or assert any rights of a member, in respect of the shares for which notice of dissent has been given, other than under this section,

b) may not withdraw the requirement to purchase the shares, unless the company consents, and

c) until the dissenting member is paid in full, may exercise and assert all the rights of a creditor of the company.

(8) If the court determines that a person is not a dissenting member, or is not otherwise entitled to the right provided by subsection (2), the court, without prejudice to any acts or proceedings that the company, its members, or any class of members may have taken during the intervening period, may make the order it considers appropriate to remove the limitations imposed on the person by subsection (7).

(9) The relief provided by this section is not available if, subsequent to giving notice of dissent, the dissenting member acts inconsistently with the dissent, but a request to withdraw the requirement to purchase the dissenting member's shares is not an act inconsistent with the dissent.

(10) A notice of dissent ceases to be effective if the dissenting member consents to or votes in favour of the resolution of the company to which the dissent relates, unless the consent or vote is given solely as a proxy holder for a person whose proxy required an affirmative vote.

[R.S.B.C. 1996, c. 62, s. 207; formerly R.S.B.C. 1979, c. 59, s. 231]

SCHEDULE H

Form of Court Order

No. ____________
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 249 OF THE *COMPANY ACT*,
R.S.B.C. 1996, CHAPTER 62, AND AMENDMENTS THERETO

AND

IN THE MATTER OF THE AMALGAMATION OF
Platinum Group Metals Ltd. AND New Millennium Metals Corporation

PETITIONERS

ORDER

BEFORE MASTER)
) THE • DAY OF FEBRUARY, 2002

The *Ex Parte* Application of the Petitioners, Platinum Group Metals Ltd. and New Millennium Metals Corporation, coming on for hearing this day before me at Vancouver, British Columbia, AND UPON HEARING ______________________________, counsel for the Petitioners, AND UPON READING the Affidavits of • and • sworn on February •, 2002 and filed herein;

THIS COURT ORDERS that the amalgamation of the Petitioners is approved in accordance with the terms of an Amalgamation Agreement between the Petitioners dated December 19, 2001, a copy of which is attached hereto, which Amalgamation Agreement provides that the amalgamated company shall assume all the debts, liabilities and obligations of the amalgamating companies;

THIS COURT FURTHER ORDERS that notice to the creditors and members of the Petitioners of the time and place of the hearing of the application for the order approving the amalgamation and Amalgamation Agreement be dispensed with.

THIS COURT DECLARES that the terms of the amalgamation of the Petitioners pursuant to the terms of the Amalgamation Agreement dated December 19, 2001 are fair and reasonable to the security holders of the Petitioners.

BY THE COURT

DEPUTY DISTRICT REGISTRAR

APPROVED AS TO FORM:

____
Counsel for the Petitioners

This is the form of a material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

FORM 53-901F
Securities Act
Material Change Report under Section 85(1) of the Act

1. *Reporting Issuer*
   New Millennium Metals Corporation
   Suite 1730 – 355 Burrard Street
   Vancouver, B. V6C 2G8

2. *Date of Material Change*
   December 17, 2001

3. *Press Release*
   December 17, 2001

4. *Summary of Material Change*

   New Millennium Metals Corporation announces the Company has agreed to a private placement of 273,300 flow through shares at a price of $0.15 per share. There will be no commissions or finder's fee paid with respect to this issue.
   This private placement is subject to all regulatory approvals.

5. *Full Description of Material Change*

   (Vancouver, B.C., December 17, 2001) - New Millennium Metals Corporation announces the Company has agreed to a private placement of 273,300 flow through shares at a price of $0.15 per share. There will be no commissions or finder's fee paid with respect to this issue.
   This private placement is subject to all regulatory approvals.

6. *Reliance on Section 85(2) of the Act*
   N/A

7. *Omitted Information*
   N/A

8. *Senior Officers*
   Frank R. Hallam, President and Chief Executive Officer (604) 642-0662

9. *Statement of Senior Officer*

The foregoing accurately discloses the material change referred to herein.

Dated this 18th day of December 2001.

Frank R. Hallam
Name of Director and/or Senior Officer

[signature]
Signature

President and Chief Executive Officer
Official Capacity

December 17, 2001

SEC Form 20-F, File No. 0-30306
PGM - CDNX

NEW MILLENNIUM ANNOUNCES
FLOW THROUGH PRIVATE PLACEMENT

(Vancouver, B.C., December 17, 2001) - New Millennium Metals Corporation announces the Company has agreed to a private placement of 273,300 flow through shares at a price of $0.15 per share. There will be no commissions or finder's fee paid with respect to this issue.

This private placement is subject to all regulatory approvals.

ON BEHALF OF THE BOARD OF DIRECTORS

"Frank Hallam"

FRANK R. HALLAM, B.B.A., C.A.
President and Chief Executive Officer

Please contact Investor Relations at (604) 642-0662 for further information
Please visit our website at www.pgmexplore.com

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents herein

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30306, available from us at Suite 1730, 355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

This is a form of a material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: Every report required to be filed under Section 85(1) of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure".

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1. Reporting Issuer

New Millennium Metals Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

Item 2. Date of Material Change

October 22, 2001

Item 3. Press Release

The press release was disseminated through the Canada Stockwatch on October 23, 2001, and filed on SEDAR.

Item 4. Summary of Material Change

The Issuer proposes to amalgamate with Platinum Group Metals Ltd., every 1.65 common shares of the Issuer being exchanged for one (1) new common share of the amalgamated company.

Item 5. Full Description of Material Change

See attached News Release.

Item 6. Reliance on Section 85(2) of the Act

Nothing in this form is required to be maintained on a confidential basis.

Item 7. Omitted Information

Not applicable.

Item 8. Senior Officer

Mr. Frank Hallam
President and CEO

(604) 642-0662

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Date: December 19, 2001

NEW MILLENNIUM METALS CORPORATION

By: "Frank Hallam"

Director
(Official Capacity)

Frank Hallam
(Please print here name of individual whose signature appears above.)

SEC Form 20-F
File No. 0-30306
PGM - CDNX

October 23, 2001

Platinum Group Metals and New Millennium Agree to Merge
Consolidating positions in Lac des Iles and Sudbury.

(Vancouver, B.C., October 23, 2001) – New Millennium Metals Corporation and Platinum Group Metals Ltd. (CDNX:PTG) today announced a planned merger of the two companies, giving the new entity one of the largest, well situated land positions in the Lac Des Iles region. Platinum Group Metals Ltd. also announced today that it intends to issue up to C$2 million of Special Warrants convertible into common shares. Griffiths McBurney & Partners will act as lead agent in the financing transaction, which is expected to close on or about November 30th, 2001.

Both companies have recently announced their initial results of exploration in the Lac des Iles area, near Thunder Bay Ontario. The combined enterprise will also have an involvement in the Agnew Lake property, west of Sudbury Ontario, currently being investigated by Pacific Northwest Capital Corp. and funded by Kaymin Resources Ltd., a subsidiary of Anglo American Platinum Corporation. In addition, the merged company will retain significant land positions in the River Valley area east of Sudbury.

PTG and PGM will amalgamate to form "Newco" under the name of Platinum Group Metals Ltd, subject to completion of due diligence and subject to regulatory and shareholder approvals. Holders of common shares of PTG will receive one common share of Newco for every one PTG common share held while holders of common shares of PGM will receive one share of Newco for every 1.65 shares of PGM held. All outstanding options, warrants and other convertible securities in PTG and PGM will be exchanged for comparable securities in Newco, adjusted as to number and price based on the above exchange ratio.

R. Michael Jones will be President and Chief Executive Officer of the combined company and Frank Hallam will join PTG's existing Board to form Newco's board upon closing. Darin Wagner will continue to work within the combined company in the capacity of Manager of Exploration and Dr. Roger Eckstrand will serve along with Dr. Tucker Barrie on the Advisory Board.

Mr. Jones said "This is a decisive move to bring together two companies with excellent exploration projects in the Lac des Iles and Sudbury regions. Between us we have demonstrated that the geological conditions particular to the Lac des Iles mine have been repeated in the immediate vicinity. We will have established a camp that effectively surrounds the existing mine with numerous targets to pursue. In addition, both New Millennium and Platinum Group Metals were early acquirors in the Sudbury region and both of our areas have now attracted the attention of the leading South African Platinum and Palladium producers."

Financing

Platinum Group Metals has also entered into a letter of intent with Griffiths McBurney & Partners for the brokered private placement of Special Warrants, subject to regulatory approval. The Special Warrants will be issued at a price in the range of $0.25-$0.30 per Special Warrant, for maximum gross proceeds of $2,000,000. Griffiths McBurney & Partners will receive a 6% commission. In the event that Special Warrants or shares are subject to a hold period of longer than 4 months, PTG will use its best efforts to prepare and obtain receipts for a (final) prospectus qualifying the shares issuable on exercise of the Special Warrants on or before 120 days from the closing date.

The net proceeds of the offering will be used for general working capital and for further development of PTG's properties. Frank Hallam said, "We are delighted that Griffiths McBurney and Partners have agreed to act as lead agent. This private placement will provide the combined company with the funds needed to meet the company's exploration objectives."

ON BEHALF OF THE BOARD OF DIRECTORS

"Frank R. Hallam"

FRANK R. HALLAM, B.B.A., C.A.
President and Chief Executive Officer

Please contact Investor Relations at (604) 642-0662 for further information
Please visit our website at www.pgmexplore.com

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30306, available from us at Suite 1730, 355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
601 West Hastings Street
Suite 1400
Vancouver British Columbia
Canada V6B 5A5
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7664
Direct Tel. 604-806-7516
Direct Fax 604-806-7662

December 19, 2001

Canadian Venture Exchange
British Columbia Securities Commission
Alberta Securities Commission

Subject: New Millennium Metals Corporation

We are the auditors of New Millennium Metals Corporation (the "company") and under date of March 16, 2001 except for note 7(a), which is dated December 19, 2001, we reported on the following financial statements of the company included in the Information Circular (the "Circular") dated December 19, 2001, relating to the amalgamation of the company and PGM to form one company under the name Platinum Group Metals Ltd.

- Balance sheets as at December 31, 2000 and 1999;
- Statements of loss, cash flows and shareholders' equity for each of the years in the three-year period ended December 31, 2000; and
- Statements of mineral properties and deferred exploration expenditures for the years ended December 31, 2000, 1999 and 1998.

The Circular also includes the following unaudited interim financial statements of the company:

- Balance sheet as at September 30, 2001;
- Statements of loss, cash flows and shareholders' equity for the nine months ended September 30, 2001 and 2000; and
- Statement of mineral properties and deferred exploration expenditures for the nine months ended September 30, 2001.

We have not audited any financial statements of the company as at any date or for any period subsequent to December 31, 2000. Although we have performed an audit for the year ended December 31, 2000, the purpose and, therefore, the scope of the audit was to enable us to express our opinion on the financial statements as at December 31, 2000 and for the year then ended, but not on the financial statements for any interim period within that year. Therefore, we are unable to and do not express an opinion on the above-mentioned unaudited interim financial statements, or on the financial position, results of operations or cash flows of the company as at any date or for any period subsequent to December 31, 2000.

We have, however, performed a review of the unaudited interim financial statements of the company as at September 30, 2001 and for the nine-month periods ended September 30, 2001 and 2000. We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim financial statements to be in accordance with Canadian generally accepted accounting principles.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours truly

"Pricewaterhousecoopers LLP"

Chartered Accountants

NEW MILLENNIUM METALS CORPORATION

INSTRUMENT OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

THE UNDERSIGNED, A REGISTERED SHAREHOLDER OF NEW MILLENNIUM METALS CORPORATION (THE "COMPANY") HEREBY APPOINTS FRANK HALLAM, OR FAILING HIM, HELEN HANSEN, OR INSTEAD OF EITHER OF THE FOREGOING, ________________________________, OR FAILING HIM, ________________________________, (HEREINAFTER CALLED THE "NOMINEE") AS PROXY OF THE UNDERSIGNED, WITH FULL POWER OF SUBSTITUTION, TO ATTEND, ACT AND VOTE IN RESPECT OF ALL SHARES REGISTERED IN THE NAME OF THE UNDERSIGNED AT THE EXTRAORDINARY MEETING OF THE MEMBERS OF THE COMPANY TO BE HELD IN VANCOUVER, BRITISH COLUMBIA, ON MONDAY, THE 28TH DAY OF JANUARY, 2002, AT THE HOUR OF TEN O'CLOCK IN THE FORENOON (LOCAL TIME), AND AT ANY AND ALL ADJOURNMENTS THEREOF. WITHOUT LIMITING THE GENERAL POWERS HEREBY CONFERRED, THE SAID PROXY IS DIRECTED, IN RESPECT OF THE FOLLOWING MATTERS TO GIVE EFFECT TO THE FOLLOWING CHOICES, AS INDICATED BY CHECK MARKS OR X'S:

1. To consider and, if thought fit, pass a special resolution in the form set out as Schedule "C" to the accompanying Joint Management Information Circular, authorizing the Company to amalgamate with Platinum Group Metals Ltd. ("PTG") pursuant to the terms and conditions of an amalgamation agreement between the Company and PTG and pursuant to the *Company Act* (British Columbia), as more particularly described in the accompanying Joint Management Information Circular.

VOTE FOR ___________ or VOTE AGAINST ____________.

This Proxy confers discretionary authority upon the persons named herein as proxies to vote hereunder with respect, firstly, to the above matters where no choice is or where both choices are specified, (**IN WHICH CASE THE SHARES FOR WHICH THIS PROXY IS GIVEN WILL BE VOTED "FOR" ON ALL SUCH MATTERS**), and, secondly, to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the meeting.

The undersigned hereby acknowledges receipt of the Company's audited and consolidated financial statements for the fiscal period ended December 31, 2000 and the unaudited financial statements for the nine month period ended September 30, 2001, the Notice of Extraordinary Meeting of Members and theaccompanying Information Circular and the undersigned hereby revokes any instrument of proxygiven prior to this Proxy with reference to the Meeting or any adjournment thereof.

NOTES:

A. THE SIGNATURE BELOW MUST CONFORM TO THE NAME OF THE MEMBER(S) AS REGISTERED. TO BE VALID, A PROXY MUST BE DATED AND SIGNED BY THE MEMBER(S) OR HIS ATTORNEY AUTHORIZED IN WRITING. EXECUTORS, ADMINISTRATORS, TRUSTEES OR OTHER PERSONAL REPRESENTATIVES SIGNING ON BEHALF OF A REGISTERED MEMBER(S) SHOULD SO INDICATE WHEN SIGNING. WHERE SHARES ARE HELD JOINTLY, EITHER OWNER MAY SIGN. WHERE THE SHARES ARE HELD BY A COMPANY, A DULY AUTHORIZED OFFICER OR ATTORNEY OF THE COMPANY MUST SIGN. IF THE PROXY IS EXECUTED BY THE PERSONAL REPRESENTATIVE FOR AN INDIVIDUAL MEMBER(S) OR BY AN OFFICER OR ATTORNEY OF A CORPORATE MEMBER(S), NOT UNDER ITS CORPORATE SEAL, THE INSTRUMENT EMPOWERING THE PERSONAL REPRESENTATIVE, OFFICER OR ATTORNEY, AS THE CASE MAY BE, OR A NOTARIAL CERTIFIED COPY THEREOF, MUST ACCOMPANY THE PROXY.

B. A PROXY TO BE EFFECTIVE, MUST BE DEPOSITED AT THE OFFICE OF THE COMPANY'S REGISTRAR AND TRANSFER AGENT, **COMPUTERSHARE TRUST COMPANY OF CANADA**, 4TH FLOOR, 510 BURRARD STREET, VANCOUVER, B.C., NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME FOR HOLDING THE MEETING OR ANY ADJOURNMENT THEREOF OR DELIVERED TO THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING.

C. REFERENCE IS SPECIFICALLY MADE TO THE ACCOMPANYING INFORMATION CIRCULAR FOR FURTHER INFORMATION AND INSTRUCTIONS.

D. IF THE DATE IS NOT COMPLETED IN THE SPACE PROVIDED, THIS PROXY SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS MAILED TO THE MEMBER(S).

DATED this _________ day of ____________________, 200______.

____
Signature of Member

____
Name of Member
(please print)

____
Address of Member

____
City/Province

____
Number of Shares Held

DARIN WAGNER
12211 210th Street
Maple Ridge, B.C.

December 20, 2001

New Millennium Metals Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C.
V6C 2G8

Platinum Group Metals Ltd.
Suite 800 - 409 Granville Street
Vancouver, B.C.
V6C 1T2

and

British Columbia Securities Commission
9th Floor, 701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

Canadian Venture Exchange Inc.
Suite 2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Dear Sirs:

RE: New Millennium Metals Corporation (the "NMM") and
Technical Report dated December 11, 2001 on the Agnew Lake Property
and Technical Report dated December 7, 2001 on the Lac des Iles PPd
Project (collectively, the 'Reports')

I am the author of the Reports referred to in the Joint Information Circular of NMM and Platinum Group Metals Ltd. ("PTG") dated December 19, 2001 (the "Circular").

I have read the Grcular and confirm that the section in the Circular headed "Narrative Description of the Business of NMM" fairly and accurately summarizes the Reports. I hereby consent to the use of the Reports by NMM and PTG for the purposes of their amalgamation andirfancing, as well as the summary of the Reports contained in the Circular.

Yours truly,

'Darin Wagner"

Darin Wagner

SBH\000548\79268.1

Frank Racicot

Consent of Professional (Qualified Person)

British Columbia Securities Commission
Pacific Centre
9 th Floor , 701 West Georgia Street
Vancouver , B.C.
V7Y 1L2
Attention: Corporate Finance

Alberta Securities Commission
4 th Floor , 300 – 5th Avenue S.W.
Calgary , Alberta
T2P 3C4
Attention: Corporate Finance

Canadian Venture Exchange
Suite 2700 - 650 West Georgia Street
Vancouver, BC
V6B 4N9
Attention: Mr. Jim Mackie

Re: Platinum Group Metals Limited (the "Issuer")

1. I, Frank Racicot of 1912 Springdale Crescent, Sudbury, ON, P3A 5J1have prepared the section on the ***Beaumont Property*** in the report entitled ***" Qualifying Report on the Sudbury Projects, Sudbury Mining Division, Ontario "*** dated December 12th, 2001, (the Report);

2. I have read the disclosure in the Issuer's final Information Circular to Shareholders dated December 19, 2001 (the Information Circular) in connection with the Rutledge Lake Property and I have no reason to believe that there are any misrepresentations in that part of the information contained in the Information Circular that is derived from the Report or that it is within my knowledge as a result of my preparation of the Report;

3. I do not own nor do I expect to receive any interest (direct, indirect or contingent) in the property described in the Beaumont Section of the Report, nor in the securities of the Issuer in respect of services rendered in the preparation of the Report. I do own 10,000 shares of the company received as an option consideration in respect to certain claims optioned from me by the company. I may inadvertently and without my knowledge be the owner of any publicly traded security through participation in mutual funds over whose portfolios I have no control;

4. I hereby consent to the use of the name of Dennis M. Gorc and to the use of and references to the Report in connection with the Information Circular;

5. I hereby consent to the filing of the Report in the public files with the Securities Commissions of British Columbia and Alberta and the Canadian Venture Exchange and to their use for obtaining required regulatory acceptance or approvals in connection with the properties which are the subject matter of the Report.

Dated this 20th day of December 2001

" Frank Racicot "

Frank Racicot, P.Geol.

A. Douglas McLaughlin

Consent of Professional (Qualified Person)

A. Douglas McLaughlin, P.Geo.

British Columbia Securities Commission
Pacific Centre
9th Floor, 701 West Georgia Street
Vancouver, B.C.
V7Y 1L2
Attention: Corporate Finance

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary Alberta
T2P 3C4
Attention: Corporate Finance

Canadian Venture Exchange
Suite 2700 – 650 West Georgia Street
Vancouver, B.C.
V6B 4N9
Attention: Mr. Jim Mackie

Re: Platinum Group Metals Limited (the "Issuer")

1. I, A. Douglas McLaughlin. P. Geo., of 801 Coylton Place, Port Moody, British Columbia, V3H 1A9, have prepared the report entitled ***" Technical Report on the Thunder Bay Project"*** dated December 12, 2001(the Report);

2. I have read the disclosure in the Issuer's final Information Circular to Shareholders dated December 19, 2001 (the Information Circular) in connection with the Thunder Bay Project and I have no reason to believe that there are any misrepresentations in that part of the information contained in the Prospectus that is derived from the Report or that it is within my knowledge as a result of my preparation of the Report;

3. I do not own nor do I expect to receive any interest (direct, indirect or contingent) in the properties described in the Report, nor in the securities of the Issuer in respect of services rendered in the preparation of the Report. I may inadvertently and without my knowledge be the owner of any publicly traded security through participation in mutual funds over whose portfolios I have no control;

4. I hereby consent to the use of the name of A. Douglas McLaughlin and to the use of and references to the Report in connection with the Information Circular;

5. I hereby consent to the filing of the Report in the public files with the Securities Commissions of British Columbia and Alberta and the Canadian Venture Exchange and to their use for obtaining required regulatory acceptance or approvals in connection with the properties which are the subject matter of the Report.

Dated this 19th day of December 2001

" A. Douglas McLaughlin "

A. Douglas McLaughlin P. Geo.

MAREK KRECZMER
Suite 1730 - 355 Burrard St.
Vancouver, B.C. V6C 2G8

December 21, 2001

New Millennium Metals Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C.
V6C 2G8

Platinum Group Metals Ltd.
Suite 800 - 409 Granville Street
Vancouver, B.C.
V6C 1T2

and

British Columbia Securities Commission
9th Floor, 701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

Canadian Venture Exchange Inc.
Suite 2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Dear Sirs:

RE: New Millennium Metals Corporation (the "NMM") and Technical Report dated December 11, 2001 on the Agnew Lake Property and Technical Report dated December 7, 2001 on the Lac des Iles Pt-Pd Project, by Darin Wagner (collectively, the "Reports")

I am a "qualified person" as that term is defined under NI 43-101, *Standards of Disclosure for Mineral Projects*, and as such I have supervised and reviewed the preparation of the Reports for the purposes of the Joint Information Circular of NMM and Platinum Group Metals Ltd. ("PTG") dated December 19, 2001 (the "Circular").

I have read the Circular and confirm that the section in the Circular headed "Narrative Description of the Business of NMM" fairly and accurately summarizes the Reports. I have also read and confirm that the disclosure in the Circular concerning the Otter Tooth Property and the Salter Property is fair and accurate. I hereby consent to the use of my name as the qualified person in the Circular in respect of the disclosure in the Circular under the heading "Narrative Description of the Business of NMM".

Yours truly,

"Marek Kreczmer"

Marek Kreczmer, P. Eng.

Walter Hanych

Consent of Professional (Qualified Person)

British Columbia Securities Commission
Pacific Centre
9 th Floor , 701 West Georgia Street
Vancouver , B.C.
V7Y 1L2
Attention: Corporate Finance

Alberta Securities Commission
4 th Floor , 300 – 5th Avenue S.W.
Calgary , Alberta
T2P 3C4
Attention: Corporate Finance

Canadian Venture Exchange
Suite 2700 - 650 West Georgia Street
Vancouver, BC
V6B 4N9
Attention: Mr. Jim Mackie

Re: Platinum Group Metals Limited (the "Issuer")

1. I, Walter Hanych of 235, 11th Line, Collingwood, ON L9Y 3Z3 have prepared the report entitled "***Qualifying Report on the Sudbury Projects, Sudbury Mining Division, Ontario*** " dated December 12th, 2001, (the Report);

2. I have read the disclosure in the Issuer's final Information Circular to Shareholders dated December 19, 2001 (the Information Circular) in connection with the Sudbury Properties I have no reason to believe that there are any misrepresentations in that part of the information contained in the Information Circular that is derived from the Report or that it is within my knowledge as a result of my preparation of the Report;

3. I do not own nor do I expect to receive any interest (direct, indirect or contingent) in the properties described in the Report, nor in the securities of the Issuer in respect of services rendered in the preparation of the Report. I may inadvertently and without my knowledge be the owner of any publicly traded security through participation in mutual funds over whose portfolios I have no control;

4. I hereby consent to the use of the name of Walter Hanych and to the use of and references to the Report in connection with the Information Circular;

5. I hereby consent to the filing of the Report in the public files with the Securities Commissions of British Columbia and Alberta and the Canadian Venture Exchange and to their use for obtaining required regulatory acceptance or approvals in connection with the properties which are the subject matter of the Report.

Dated this 19th day of December 2001

" *Walter Hanych* "

Walter Hanych, HBSc, FGAC.

Dennis Michael Gorc

Consent of Professional (Qualified Person)

Dennis M. Gorc , P.GEOL.

British Columbia Securities Commission
Pacific Centre
9 th Floor , 701 West Georgia Street
Vancouver , B.C.
V7Y 1L2

Attention: Corporate Finance

Alberta Securities Commission
4 th Floor , 300 – 5th Avenue S.W.
Calgary , Alberta
T2P 3C4

Attention: Corporate Finance

Canadian Venture Exchange
Suite 2700 - 650 West Georgia Street
Vancouver, BC
V6B 4N9

Attention: Mr. Jim Mackie

Re: Platinum Group Metals Limited (the "Issuer")

1. I, Dennis M. Gorc. P.GEOL , of 105-10662 151A Street, Surrey, British Columbia ,V3R 8T3, have prepared the report entitled ***" Diamond Drilling and Geophysical Report on the Rutledge Lake Property"*** dated December 10,2001(the Report);

2. I have read the disclosure in the Issuer's final Information Circular to Shareholders dated December 19, 2001 (the Information Circular) in connection with the Rutledge Lake Property and I have no reason to believe that there are any misrepresentations in that part of the information contained in the Information Circular that is derived from the Report or that it is within my knowledge as a result of my preparation of the Report ;

3. I own 173,000 Common Shares and 150,000 stock options in Platinum Group Metals Ltd. and am currently V.P. Exploration for Platinum Group Metals Ltd. I do not own nor do I expect to receive any interest (direct, indirect or contingent) in the properties described in the Report, nor in the securities of the Issuer in respect of services rendered in the preparation of the Report.;

4. I hereby consent to the use of the name of Dennis M. Gorc and to the use of and references to the Report in connection with the Information Circular;

5. I hereby consent to the filing of the Report in the public files with the Securities Commissions of British Columbia and Alberta and the Canadian Venture Exchange and to their use for obtaining required regulatory acceptance or approvals in connection with the properties which are the subject matter of the Report.

Dated this 19th day of December 2001

" Dennis M. Gorc "

Dennis M. Gorc P.GEOL.

Walter Hanych
Consent of Professional (Qualified Person)

British Columbia Securities Commission
Pacific Centre
9 th Floor , 701 West Georgia Street
Vancouver , B.C.
V7Y 1L2
Attention: Corporate Finance

Alberta Securities Commission
4 th Floor , 300 – 5th Avenue S.W.
Calgary , Alberta
T2P 3C4
Attention: Corporate Finance

Canadian Venture Exchange
Suite 2700 - 650 West Georgia Street
Vancouver, BC
V6B 4N9
Attention: Mr. Jim Mackie

Re: Platinum Group Metals Limited (the "Issuer")

1. I, Walter Hanych of 235, 11th Line, Collingwood, ON L9Y 3Z3 have prepared the report entitled "***Qualifying Report on the Stucco Project, Thunder Bay Mining Division, Ontario*** " dated December 12th, 2001, (the Report);

2. I have read the disclosure in the Issuer's final Information Circular to Shareholders dated December 19, 2001 (the Information Circular) in connection with the Stucco Property have no reason to believe that there are any misrepresentations in that part of the information contained in the Information Circular that is derived from the Report or that it is within my knowledge as a result of my preparation of the Report;

3. I do not own nor do I expect to receive any interest (direct, indirect or contingent) in the properties described in the Report, nor in the securities of the Issuer in respect of services rendered in the preparation of the Report. I may inadvertently and without my knowledge be the owner of any publicly traded security through participation in mutual funds over whose portfolios I have no control;

4. I hereby consent to the use of the name of Walter Hanych and to the use of and references to the Report in connection with the Information Circular;

5. I hereby consent to the filing of the Report in the public files with the Securities Commissions of British Columbia and Alberta and the Canadian Venture Exchange and to their use for obtaining required regulatory acceptance or approvals in connection with the properties which are the subject matter of the Report.

Dated this 19th day of December 2001

" Walter Hanych "

Walter Hanych, HBSc, FGAC



PricewaterhouseCoopers LLP
601 West Hastings Street
Suite 1400
Vancouver British Columbia
Canada V6B 5A5
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7664
Direct Tel. 604-806-7516
Direct Fax 604-806-7662

December 19, 2001

Canadian Venture Exchange
British Columbia Securities Commission
Alberta Securities Commission

Subject: New Millennium Metals Corporation

We refer to the Joint Management Information Circular (the "Circular) of New Millennium Metals Corporation (the "company") and Platinum Group Metals Ltd. (PGM) dated December 19, 2001 relating to the amalgamation of the company and PGM to form one company under the name Platinum Group Metals Ltd.

We consent to the use in the above-mentioned Circular of our report dated March 16, 2001 except for note 7(a), which is dated December 19, 2001, to the directors of the company on the following financial statements:

- Balance sheets as at December 31, 2000 and 1999;
- Statements of loss, cash flows and shareholders' equity for each of the years in the three-year period ended December 31, 2000; and
- Statements of mineral properties and deferred exploration expenditures for the years ended December 31, 2000, 1999 and 1998.

We report that we have read the Circular and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours truly

"Pricewaterhousecoopers LLP"

Chartered Accountants



COMPUTERSHARE TRUST COMPANY OF CANADA
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

December 24, 2001

To: The Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject: New Millennium Metals Corporation

We confirm that the following material was sent by pre-paid mail on December 24, 2001, to the registered shareholders of the subject Corporation:

1. Joint Management Information Circular and Proxy Statement For The Annual and Extraordinary Meeting of Members of Platinum Group Metals Ltd. and For the Extraordinary Meting of Members of New Millennium Metals Corporation
2. New Millennium Metals Corporation Instrument of Proxy
3. Return Envelope

We further confirm that copies of the above mentioned material, were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Policy Statement No. 41 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Mita Garcia"
Assistant Account Manager
Stock Transfer, Client Services
Telephone (604)661-9420
Fax (604)683-3694

Technical Report

On the

Thunder Bay Project

South Legris Property, Pebble Property and Leckie Lake Property

Thunder Bay Mining Division
Northwestern Ontario
NTS: 52 H/2,3,4 and 6

prepared for

Platinum Group Metals Ltd.

A. Douglas McLaughlin, P. Geo.

December 12, 2001
Vancouver, British Columbia

Table of Contents

Appendices

Figures

Tables

SUMMARY

Platinum Group Metals Ltd. (PTG) is exploring for palladium, platinum and gold (PGE) on its Thunder Bay Project. The project consists of three separate properties; South Legris, Pebble and Leckie Lake. All are located approximately 90 kilometres north northeast of Thunder Bay, Ontario in the area of the North American Palladium's PGE mine

At the **South Legris Property**, exploration work to date by PTG has found the Vande Lake zone a PGE occurrence hosted by the Vande Lake gabbro. This leuco to melanogabbro breccia body occurs along the northeast trending contact between an Archean granodiorite and Archean mafic volcanics and sediments. The gabbro is at least 450 metres in length, up to 100 metres wide and has an apparent steep dip to the south. Surface channel rock sampling outlined several discrete zones of mineralization including 1616 ppb Pd, 432 ppb Pt, and 233 ppb Au over 5.0 metres, and 715 ppb Pd, 179 ppb Pt, and 203 ppb Au over 4.0 metres. The latter section is part of a more extensive mineralized section that assayed 240 ppb Pd, 70 ppb Pt, 46 ppb Au over 50.0 metres. Four drill holes tested the zones and demonstrated the PGE mineralization extends to depth, but no continuos zones were found.

Surface IP and magnetic surveys detected a series of moderate chargeability anomalies occurring with apparent resistivity and magnetic highs over the exposed portion of the Vande Lake gabbro. These coincidental geophysical responses further define a trend extending 300 metres along strike to the southwest and 2,300 metres along strike to the northeast. Five drill holes tested this northeast trend and intersected a number of leuco to melanogabbro bodies, but no significant PGE mineralization was present. Subsequently, soil geochemical surveys over these geophysical trends outlined two anomalous zones of palladium with associated platinum, copper and nickel values. Neither soil anomaly has been drilled or trenched.

The Vande Lake zone demonstrates the presence of the Lac des Isle type of mineralization on the South Legris property. However the amount of mineralization found to date and the apparent small size of the Vande Lake gabbro itself suggests its economic potential is limited at time.

The Pebble Property is underlain by a 3.5 kilometre long and 0.8 kilometre wide magnetic high that strikes northeast to southwest across the property. It has been interpreted to represent a magnetic intrusive body or strongly magnetic source folded into an antiform feature. Data modeling indicates the magnetic source to be 800 to 1,000 metres below surface. Elsewhere anomalous palladium (96 ppb Pd) was found in a diabase in the northeast part of the property , but its potential seems limited.

Further east at the **Leckie Lake Property** very weakly anomalous palladium and platinum was found in diabase and gabbro rocks outcropping in areas of regional magnetic highs. Limited work has been done on this property to date.

No significant mineralization has been found at either the Pebble or Legris Lake properties. The large magnetic high underlying the Pebble property has not been explained, but it will require a deep penetrating geophysical method to more fully evaluate and a long drill hole to test it. Leckie Lake will require additional geological mapping, prospecting and rock sampling to better assess its potential.

1.0 INTRODUCTION AND TERMS OF REFERENCE

Platinum Group Metals Ltd. ("PTG") commissioned A. Douglas McLaughlin, P. Geo. to write this Technical Report on its Thunder Bay Project for the company's Information Circular to its shareholders. The project consists of three separate mineral exploration properties; South Legris, Pebble, and Leckie Lake. The author managed and participated in the 2001 exploration programs conducted on the Thunder Bay project between May 27 and November 14, 2001.

This report is based primarily on data acquired in the 2001 exploration program. An additional source of information was the "Qualifying Report on the Thunder Bay Project" (September 2000) written by J. G. Clark and D. P. Parker of Clark Exploration Consulting and the geological report on the South Legris Property by P. Read, GeoTex Consulting Limited (September 2000). Any other information used in this report is referenced in the text and compiled in Section 16.0

2.0 DISCLAIMER

I have not reviewed the legal agreements between PTG and the three property vendors, but have quoted only the general earn-in requirements from Initial Public Offering for PTG dated February 15, 2001, and the Clark-Parker Qualifying Report. Nor did I complete a detailed search into land tenure, native land claims, crown reservations or any possible environmental issues that have affected or may affect any of the three properties. The status of the claims was taken from the website of the Province of Ontario's Ministry of Northern Development and Mines on December 11, 2001.

The Quality Control ("QC") program was designed by Mr. Barry W. Smee, Ph.D., P. Geo. who is also a director of PTG. Dr. Smee verified the resultant QC data. The author agreed with and implemented the QC program as designed and subsequently agreed with Dr. Smee's conclusions from the results of the program.

Although the author has exercised care and diligence in the use of information from outside sources and believes that the information contained in this report is accurate and factual, the author has been unable to corroborate the accuracy of this external information and **this information may not be indicative of the mineralization on the property that is the subject of this report.**

3.0 PROPERTY DESCRIPTION AND LOCATION

3.1 General

The Thunder Bay Project is located approximately 90 kilometres northeast of Thunder Bay in northwestern Ontario (Figure 1) and consists of three non-contiguous land holdings known as the South Legris Property, the Pebble Property and the Leckie Lake Property (Figure 2).

Each property is comprised of mineral claims staked under the Ontario Mining Act. Under the this Act, individual units, which comprise a claim block, require $200 per year in valid exploration expenditures, or a cash payment equivalent, with the initial two years requirement not due until the end of the second


94°
90°
86°
53°
51°
49°
N
MANITOBA
ONTARIO
Sachigo Lake
Big Trout Lake
Sandy Lake
North Caribou Lake
Attawapiskat Lake
Trout Lake
Red Lake
THUNDER BAY PROJECT
Ogoki Lake
105
Sioux Lookout
Lake Nipigon
Onaman Lake
Kenora
Dryden
72
Geraldton
11
Lake of the Woods
Beardmore
Rainy Lake
527
Manitouwadge
17
Hemlo
11
Marathon
17
Fort Frances
Thunder Bay
CANADA
U.S.A.
LAKE SUPERIOR
94°
PLATINUM GROUP METALS LTD.
THUNDER BAY PROJECT
LOCATION MAP
THUNDER BAY MINING DIVISION, ONTARIO
0 50 100 150 200 Km
Scale
Scale: As Shown
Geologist: A.D. McLAUGHLIN
Date: December 2001
Drawn By: R. McGREEVY
Rev.: Nov, 23, 2001
File: tc1



Nipigon Plate
Lake Nipigon
49° 30'
Geikie
CANPLATS 75% CGG 25%
Grand Bay
LAC DES ILES MINES LTD.
Black Sturgeon
Lac Des Iles Fault
CANPLATS 75% EWR 25%
Posh
Mikinak West WR 50% LATS 50%
Black Sturgeon Lake
Mikinak East WR 50% LATS 50%
Nipigon Plate
Lac Des Iles Mine
145.6 Million Tonnes
1.86 g/t Pd+Pt+Au
Tib Lake Complex
Boomer
Pebble
PGM(60%)
Alwyn
Circle
Area of Lac des Iles Mafic Intrusions (after Sutcliffe, 1986)
NAP
Others
Lac des Iles Complex
Stucco
Fault
Spruce River
McIvor
East Dog River Intrusion
LAC DES ILES
Nipigon Plate
Little Sturge
Buck Lake Intrusion
Legris Lake
Pd, Pt
Disraeli
Quetico
AVALON STARCORE
Legris Lake Complex
Leckie
PGM(100%)
Stop
Leckie Lake
South Legris
PGM(60%)
Demars Complex
Wolf mountain
Power Hill
Black Sturgeon River Fault
49° 00'
Lac des Iles River
New Millenium Option
To Thunder Bay
Seagull
Wakinoo Complex
Hele
90° 00'
89° 30'
89° 00'
88° 30'
PLATINUM GROUP METALS LTD 60%
PLATINUM Group Metals Ltd - 100%
MIDDLETON Group EWR-CGG-Canplats
EAST WEST RESOURCE CORPORATION - 30%
CANADIAN GOLDEN DRAGON RESOURCES LTD. - 30%
AVALON VENTURES LTD. - 40%
LAC DES ILES MINES LTD
AVALON VENTURES LTD.
STARCORE RESOURCES LTD.
S STAKED
Pd, Pt, Au (PGE)
0 5 10 15 20 Km
Scale
Note: This map is modified from a map created by Robert S. Middleton.
PLATINUM GROUP METALS LTD.
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Property Location Map
THUNDER BAY MINING DIVISION, ONTARIO
Figure: 2
Date: December 2001
Geologist: A.D. McLAUGHLIN
TerraCAD Drafting Services Ltd.

year - Ontario Mining Act, Revised Statutes (1990). Detailed claim information for the properties is presented in Appendix I. None of the properties have been legally surveyed to the author's knowledge. To the extent known by the author there are no environmental liabilities on the properties.

3.2 South Legris Property

The South Legris Property is located approximately 11 kilometres south of North American Palladium's Lac des Iles Mine on NTS 52H/4. It is centered approximately at 312000E/5439000N (UTM-NAD27 Zone 16) and lies within the Shelby Lake Area (Map Sheet G-2512) and Whitefin Lake Area (Map Sheet G0778) of the Thunder Bay Mining District in Northwestern Ontario (Figure 3).

To the extent known by the author PTG can earn a 50% undivided interest in the South Legris Property by making cash payments of $48,300 and completing $1,000,000 in exploration expenditures over a 60 month period. The company can earn a further 10% interest in the property by completing a Feasibility Study at PTG's expense within 36 months of earning its 50% interest.

Specifically the property is comprised of 24 contiguous non-patented mining claims (261 units for 4,176 hectares) and all are in good standing with the Ontario government as of December 11, 2001

3.3 Pebble Property

The Pebble Property is located in the Circle Lake Area (Map Sheet G-710) and Rightangle Lake Area (Map Sheet G-755) of the Thunder Bay Mining District in Northwestern Ontario within NTS 52H/3 and 6. It is centered at 346000E/5459000N (UTM-NAD27 Zone 16) approximately thirty-five kilometres east northeast of Lac des Isles Mine.

To the extent known by the author PTG can earn a 51% undivided interest in the Pebble Property by making cash payments of $34,000 and completing $500,000 in exploration expenditures over a sixty month period. PTG can earn a further 9% interest in the property by completing a Feasibility Study at their own expense within thirty-six months of earning its 51% interest.

As shown in Figure 4, the property is comprised of 6 contiguous non-patented mining claims comprising 96 units totaling 1,536 hectares and are in good standing with the Ontario government as of December 11, 2001.

3.4 Leckie Lake Property

The Leckie Lake Property is located in the Leckie Lake Area (Map Sheet G-067) of the Thunder Bay Mining District in Northwestern Ontario (NTS52H/2), approximately 50 kilometres southeast of the Lac des Iles mine.

PTG owns a 100% undivided interest in the Leckie Lake Property which consists of 16 non-patented mining claims (218 units or 3,488 ha) in 2 non-contiguous blocks (Figure 5). The claims are in good


SOUTH LEGRIS PROPERTY
Shelby Lake
Errey Lake
Kent Lake
Varris Lake
89° 35' W
89° 30' W
49° 05'N
N
TB1172979
TB1172978
TB1172977
TB1240523
TB1239923
TB1172981
TB1172980
Tb1205156
TB1240521
TB1240522
TB1240524
TB1172984
TB1172983
TB1172982
TB1147574
TB1172987
TB1172986
TB1147572
Tb1147573
TB1172988
TB1172985
TB172989
TB1172990
Mining Claim Map
Shelby Lake
Sheet G-2512
0
0.5
1.0
1.5
2.0 Km
Scale
PLATINUM GROUP METALS LTD.
THUNDER BAY PROJECT
South Legris Property
Claim Map
THUNDER BAY MINING DIVISION, ONTARIO
Figure: 3
Geologist: A.D. McLAUGHLIN
Date: December 2001
Drawn By: R. McGREEVY
Rev.: Nov. 23, 2001
File: TerraCAD 2001-12-06-04

Figure 3
Mining Claim Map - Whitefin Lake - Sheet G-778



89° 10' W
89° 05' W
Thread
Lake
Lime
Creek
Pebble Property
TB1214725
TB1214723
TB1214724
TB1214727
Tb1214726
Tb1229329
49° 15' N
Pebble
Lake
Mining Claim Map
Circle Lake
Sheet G-710
Mining Claim Map
Rightangle Lake
Sheet G-755
0
0.5
1.0
1.5
2.0 Km
Scale
PLATINUM GROUP METALS LTD.
THUNDER BAY PROJECT
Pebble Property
Claim Map
THUNDER BAY MINING DIVISION, ONTARIO
Figure: 4
Date: December 2001
Rev.: Nov. 23, 2001
Geologist: A.D. McLAUCHLIN
Drawn By: R. McGREEVY
File: TerraCAD 2001-12-06-04



88° 55' W
88° 55' W
TB1239645
TB1239646
TB1239642
LECKIE LAKE PROPERTY
49° 05'N
49° 05'N
TB1239635
TB1239633
TB1239634
TB1239654
River
Evelyn
Lake
Leckie
Seagull
Tb1239653
Creek
TB1239698
TB1239636
TB1239640
TB1239641
TB1239652
49° 02' 30" N
49° 02' 30" N
TB123963
TB1239644
TB1239651
Creek
Leckie
0 0.5 2.0 Km
Scale
88° 55' W
PLATINUM GROUP METALS LTD.
THUNDER BAY PROJECT
Leckie Lake Property
Claim Map
THUNDER BAY MINING DIVISION, ONTARIO
Figure: 5
Date: December 2001
Rev.: Nov. 23, 2001
Geologist: A.D. McLAUGHLIN
Drawn By: R. McGREEVY
File: TerraCAD 2001-12-06-10

standing with the Ontario government as of December 11, 2001. The centre of the eastern claim block is situated at 360500E/5436000N and the western block at 355000E/5438000N both (UTM-NAD27 Zone 16).

4.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The South Legris Property is accessed by traveling 87 kilometres north of Thunder Bay on provincial Highway #527, and then traveling approximately 21 kilometres west along the Fensom Lake all-weather gravel logging road. Secondary logging roads extend southwest from here to all parts of the property.

The Pebble Property can be reached by travelling 93 kilometres north of Thunder Bay on Highway # 527. After a further 20 kilometres east along a maintained logging road, much older logging roads, requiring all-terrain vehicles (ATV's), allow good access to the claims.

The Leckie Lake Property is accessed similarly as Pebble on Highway #527 and then going east on the same logging road, but for 46 kilometres. At this point older logging roads provide access to much of the property.

Climate in the area is typical of north central Canada with temperature ranges from minus 40°C to plus 40°C. Snow covers the project area normally from November through to May. Surface mineral exploration can be conducted year round, but during the late Fall to early Spring, drilling and geophysics are the most practical exploration methods.

The city of Thunder Bay has a population of 117,000 and provides support services, equipment and skilled labour for the mineral exploration and mining industry. Rail, highway, port and airport services are present.

The project area exhibits typically flat topography crossed by north and northeast striking valleys that commonly contain lakes, swampy areas, creeks and ponds. Prominent ridges with cliffs up to 100 metres in height are common along the edges of diabase sills on the Leckie Lake property. Elevation of the properties' ranges from 335 to 500 metres above sea level.

Vegetation cover is typical of the boreal forest with mixed tree stands dominated by poplar, jack pine and black spruce. Much of the area has been recently logged and is in various stages of regeneration.

5.0 EXPLORATION HISTORY

5.1 General

A search of Assessment Files in the Thunder Bay Resident Geologist's Office of the Ministry of Northern Development and Mines (MNDM) was undertaken and reported in the Clark-Parker Qualifying Report. Although the area has been the subject of exploration since the 1960's focusing on PGEs', nickel, copper and gold mineralization, much of the area remains unexplored. Therefore government geological reports and airborne surveys remain the main sources of information. Previous exploration work has taken place on the South Legris property, and is summarized here, but no exploration activities are reported on either the Pebble or Leckie Lake Properties.

5.2 South Legris Property

1970-1972: V.R. Henbid and T. A. Gustafson perform an airborne EM and Magnetic Survey, which includes the western part of the property. Several weak EM anomalies are identified on claim 1147574 and followed up with ground magnetic and EM surveys confirm a northeast trending conductive horizon interpreted to occur along the contact of a gabbroic intrusive and coincident with a topographic lineament.

1975: Texas Gulf Inc. conducts a regional airborne EM and magnetic survey which includes the western three quarters of the property. Follow up ground EM identified a northeast trending conductive horizon interpreted to occur within a gabbroic unit immediately west of the property.

1986: American Platinum Inc. performs an airborne EM and Magnetic Survey which includes the western part of the property.

1988-1989: Brian Fowler, James A. Martin and George Daniels excavate and sample pits and trenches on the south side of Shelby Creek now covered by claim 1239923 (Figure 6). One sample from these trenches returns 5.4% Cu, 33 ppm Ag and 50 ppb Au. Two samples of rusty pyritic mafic volcanic, one from the trenched area and another 1,400 metres to the northeast, returned no significant Au, Ag, Cu or Zn values.

6.0 GEOLOGICAL SETTING

6.1 Regional and Local Geology

6.1.1 General

The South Legris and Pebble properties lie within the Archean Wabigoon subprovince of the Superior Structural Province and the more easterly property, Leckie Lake, is located in the Proterozoic Nipigon Plate. All three properties are underlain by or are near an interpreted secondary structure or splay from the Quetico Fault (Mackasey et al (1974). Both regional and local geology is described in the Clark-Parker Qualifying Report, September 2000, but is reproduced here and presented in Figures 2 and 6.

"The area is underlain by intrusive and supracrustal rocks of the predominantly Archean Wabigoon and Quetico Subprovinces, part of the Superior Structural Province, which are locally covered by Proterozoic rocks of the Southern Province of the Canadian Shield.

The Wabigoon Subprovince occurs to the north of the Quetico Subprovince. A major deformation zone several kilometres in width occurs along the subprovince boundary. Proterozoic rocks form covering sequences and intrude the Archean rocks in the eastern part of the study area.


Lake
Nipigon
Highway 529
Lac des Iles Mine
145.6 million tonnes
1.86 g/t Pd+Pt+Au
Pebble
Black Sturgeon Fault
Lac des Iles Fault
Quetico Fault
Leckie Lake
South
Legris
PROTERZOIC
Nipigon Plate
Sibley Group Sediments
Logon, Nipigon Diabase Sills
ARCHEAN
Mafic - Ultramafic Intrusions ± PGEs'
Mafic - Intermediate Volcanic, Sediments
Sediments
Granite, Granoiorite, Diorite Intrusions
0 5 10 15 20 Km
Scale
After Ontario Geological Survey - geological Map of Ontario
PLATINUM GROUP METALS LTD.
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REGIONAL GEOLOGY
THUNDER BAY MINING DIVISION, ONTARIO
Figure: 6
Geologist: A.D. McLAUGHLIN
Date: December 200
TerraCAD Drafting Services Ltd

Proterozoic rocks include flat lying stratigraphy composed of calcareous mudstone, sandstone and conglomerate of the Sibley Group with extensive diabase sills and diabase dyke swarms. Williams (1991) suggests that these rocks are related to the development of the Midcontinent Rift and dates the Sibley Group at 1510 Ma and the diabase intrusions at 1110 Ma.

The rocks of the Quetico Subprovince consist mainly of metamorphosed turbiditic wacke deposited from 2,700-2690 Ma and may represent a fore-arc accretionary prism (Williams 1991).

The Wabigoon Subprovince consists mainly of granitoid rocks, predominantly gneissic tonalite, in the Lac des Iles area. Several mafic to ultramafic intrusions, which have broadly similar rock types, relative ages and metallogenetic potential, intrude the granitoid rocks in a circular structure about 30 kilometres in diameter. Sutcliffe (1988) observes that this circular structure is confirmed by the distribution of the granitoid phases with gneissic tonalite occurring around the periphery of the structure and younger plutons occupying the core. The mafic to ultramafic intrusions include the Lac des Iles Complex, the Tib Gabbro, Dog River, Taman Lake and Legris Lake intrusions; among others. Sutcliffe (1988) suggests that the emplacement of these intrusions is controlled by the intercept of north and northeast striking fault zones. These intrusions commonly host concentrations of platinum group element (PGE) and gold mineralization associated with disseminated copper and nickel sulphides.

6.1.2 Regional Ultramafic Intrusions and Related Occurrences

Lac des Iles Complex

Blackburn et al (1991) describes the Lac des Iles Complex as a 30 km^2 body that is 2691+/-3 million years old, contemporaneous with late granitoids and cutting earlier 2729+/-2 million year old gneissic tonalite. The complex consists of several circular to elliptical mafic to ultramafic intrusions consisting of hornblende gabbro, gabbro and gabbronorite and ultramafic rocks. The ultramafic sequences display cyclical modal layering, including chromite cumulates layers, were emplaced late and are concentrated in the north part of the complex.

North American Palladium (2000) describes the mineralization within its ore body (the Roby Zone) as occurring along the interface between gabbro and gabbronorite and associated pyroxenite in areas that have been invaded and brecciated by copper-nickel-platinum group metal-bearing melanogabbro and related pegmatitic gabbro. Two distinct zones of mineralization have been identified that are separated by a zone of sheared and mineralized pyroxenite that strikes north-northwest. North of the shear zone, the mineralization is sulphide-poor and contained within coarse-grained gabbro and gabbronorite. South of the shear zone, sulphide mineralization increases and is contained within a heterolithic gabbro breccia with abundant pegmatitic gabbro. Similar breccia mineralization exists at other locations within the intrusive complex. The ore typically contains from zero to 5% pyrrhotite, chalcopyrite, pyrite and pentlandite. Platinum group-bearing minerals include vysotskite [(Pd,Ni)S], isomerticite [$Pd_{11}Sb_2$], kotulskite [Pd(Te,Bi)], sperrylite [$PtAs_2$], merenskyite [$PdTe_2$] and palladium arsenide.

Demars Lake Intrusion

The Demars Lake Intrusion is located six kilometres west of the South Legris Property. Sutcliffe and Smith (1988) describe the Demars Lake Intrusion as a circular body approximately one kilometre in diameter and composed of websterite to gabbronorite with PGE's associated with minor chalcopyrite and pyrrhotite.

Legris Lake Intrusion

The Legris Lake Intrusion is located immediately north of the northeast corner of the South Legris Property. Sutcliffe and Smith (1988) outlined a ovoid shaped body of gabbronorite to norite about four kilometres in diameter.

Avalon Ventures (2000) describe the Legris Lake PGE occurrences as multiple zones of disseminated pyrite-pyrrhotite-chalcopyrite (up to 7%) occurring within vari-textured gabbro. Drill results returned anomalous Platinum Group Elements-bearing zones with values up to 1.62 ppm Platinum Group Elements over 10.7 metres.

Seagull Pluton

Avalon Ventures (2000) describe the Wolf Mountain Platinum Group Elements occurrences as zones of disseminated pyrite and pyrrhotite with pentlandite, sphalerite, cubanite, chalcopyrite, native copper and cobalt arsenide mineralization occurring within a Proterozoic-age, horizontally-layered, mafic to ultramafic intrusion, the Seagull Pluton. The Leckie Stock is a highly magnetic intrusion within the Seagull Pluton that measures 1.9 by 2.8 kilometres and is composed of peridotite, gabbro, dunite and pyroxenite phases. Drill results returned anomalous Platinum Group Elements-bearing horizons averaging 0.2-0.5 g/t Platinum Group Elements over widths of 6.1-21.0 metres. Weathered surface material (black sands), locally up to 6 metres in thickness, contain anomalous Platinum Group Elements values averaging slightly less than 0.5 g/t Platinum Group Elements.

Disraeli Lake Pluton

The Disraeli Lake Pluton is shown as a circular mafic to ultramafic intrusion about five kilometres in diameter. Cu occurrences within the Disraeli Lake Pluton as well as carbonaceous sediments to the south of the intrusion are documented by Coates (1972)."

6.2 Property Geology

6.2.1 South Legris Property

Peter Read of Geotex Consultants Limited completed reconnaissance scale mapping in 2000, followed by the author's more grid and trench mapping in 2001. Detailed trenching mapping was done by Walter Hanych. Mr. Hanych is an independent geological contractor for PTG and the manager of the company's Sudbury exploration activities. The geological description presented here is a synthesis of three geological surveys.

The property is underlain primarily by massive to weakly foliated granodiorite, which has an elliptical shaped quartz monzonite body in the centre. This intrusive complex abuts against a northeasterly trending sequence of Archean mafic volcanics and sediments that are exposed intermittently on the southeast part of the property. A strong penetrative foliation along with variable cataclastic and mylonitic textures is present in these supracrustal rocks and suggests the presence of a nearby deformation zone. This major lithologic contact extends for 9.2 kilometres across the property and is well defined in the regional magnetic survey done recently by the OGS (Treasure Hunt, 2000). It may represent a northeast trending splay off the regional scale Quetico Fault, Mackasey (1974).

Two mafic to ultramafic intrusive bodies have been mapped on the property. First, in the northeast part of the property, is the Legris Lake Complex currently being explored by Avalon Ventures immediately to the north. On the Platinum Group Metal's property anomalous palladium was found in clinopyroxenite and gabbro in 2000.

However the most significant intrusive on the property is the Vande Lake Gabbro located in the southwestern part of the property (Figures 7a, 7b and 8). It is complex intrusion consisting of leucogabbro, gabbro, and melanogabbro that occurs along or close to the northeast trending contact between the granodiorite and supracrustals. As exposed on intermittently surface, the gabbro has a strike length of 450 metres and a width of about 100 metres. Due to poorly defined primary layering and wallrock contacts, the dip is unknown, but the ground magnetic surveys (JVX Ltd. 2001) suggest a steep dip to the south. The northern contact is marked by an interlayered sequence of mafic volcanics and diorite to granodiorite units with the intrusive phases increasing towards the main granodiorite body. The southern contact was only seen in drill hole SL-07 where a sharp break into mafic volcanics was observed.

The intrusion seems to have invaded an earlier suite of intrusive rocks resulting in a southern breccia phase and a northern massive phase. The breccia phase is a very chaotic and contains a wide variety of volcanics, pyroxenite, fine-grained often diabasic gabbro, and fine to medium grained melanogabbro xenoliths sitting in a leuco to melanogabbro groundmass. The fragments, which range in size from single centimetres to six metres in size, vary from angular and well defined to partially assimilated and very indistinct. Local variation in grain size from fine to pegmatoidal is often developed around the partially assimilated fragments and gives rise to a vari-textured gabbro phase.

The northern phase is comprised of massive fine to medium grained leucogabbro that forms the groundmass in the southern breccia phase. Its contact with the breccia is both transitional (Trench 4E) and sharp (Trench 1E).

Equigranular and locally diabasic gabbros are present throughout the main Vande gabbro occurring both as earlier intrusive layers and as fragments. Many of these contain fine-grained disseminated magnetite. The leucogabbro is also found as narrow dykes throughout the Vande Lake gabbro along with later, but minor mafic dykes less than one metres wide.

Palladium, platinum and gold mineralization has been found within the Vande Lake gabbro.

Quaternary deposits consist of glacialofluvial deposits, which cover most of the property leaving less

From Smyk and Schnieders (2001), PGE mineralization occurs in Archean and Proterzoic mafic to ultramafic intrusive rocks throughout northwestern Ontario. The authors note that four intrusive groups host significant PGEs:

1) mafic to ultramafic intrusive and possibly subvolcanic rocks found in the Wabigoon and Wawa greenstone belts, this includes the Haines Gabbro in the Shebandowan area west of Thunder Bay,
2) mafic to ultramafic intrusions related to late plutonism in the Wabigoon subprovince, examples are the Lac des Iles PGE Mine, Legris Lake and Tib Lake,
3) the Quetico mafic to ultramafic intrusions that occur associated with the Quetico Fault (McTavish, 1999),
4) late mafic intrusives found in the Wabigoon, Quetico and Wawa subprovinces.

Palladium, platinum and gold along with copper and nickel are associated with disseminated to net textured sulphides in complex magmatic breccia zones and marginal zones. The most common sulphide minerals are chalcopyrite, pyrrhotite and pyrite.

As described in the Clark Parker Qualifying Report, North American Palladium (2000) describes the mineralization at Lac des Iles as occurring where brecciation by melanogabbro and pegmatitic gabbro occurred along the interface between gabbro-gabbronorite and pyroxenite dyke. Two distinct zones of mineralization have been identified that are separated by the sheared, north to northwest striking pyroxenite. North of the shear zone, the mineralization is sulphide-poor and contained within coarse grained gabbro and gabbronorite, while to the south increased sulphide mineralization is contained within a heterolithic gabbro breccia with abundant pegmatitic gabbro.

Roby zone ore typically contains from zero to 5% pyrrhotite, chalcopyrite, pyrite and pentlandite.

This Lac des Iles mineralization was also described by Blackburn et al (1991) as being associated with a late igneous breccia up to 100 metres wide and developed between gabbro and gabbronorite. Alternatively Sutcliffe et al. (1989) suggest that the mineralization was localized by mixing PGEs' and sulphide-rich gabbronorite and pyroxene cumulates with the volatile-rich gabbro. Later hydrothermal activity redistributed the PGEs within mineralized gabbroic pegmatites and breccia zones.

North American Palladium (2001) state the measured and indicated reserves for the Lac des Iles Mine at 143.6 million tonnes @ 1.57 g/t Pd, 0.17 Pt, 0.12 g/t Au, 0.06% Cu and 0.05% Ni.

7.2 Noril'sk Type Deposits

Both the Leckie Lake and Pebble properties have potential for the Noril'sk type of deposits. At Noril'sk Cu-Ni-PGE mineralization occurs with mafic intrusions associated with a major rift zone and flood basalt event (Naldrett et al, 1992).

From Lightfoot (1996) and Distler (1995) the sulphide deposits at Noril'sk are associated with differentiated picrite to gabbro intrusions commonly occurring as sills within a large Paleozoic sedimentary sequence. The mineralization occurs as (a) massive sulphide zones developed below the intrusions in the underlying sediments, (b) disseminated sulphides in the intrusions themselves and (c) as copper rich ores present above the intrusions or within breccia zones. These orebodies are localized by structures developed within a major rift zone in the sedimentary sequence Kunilov (1995). The structures have acted as major conduits for large amounts of sulphur undersaturated magmas that were still carrying copper, nickel and PGEs. Subsequently the intrusions reached a point of sulphur saturation, possibly from contamination by an external sulphur source such as the gypsum beds in the surrounding sediments, and formed the various sulphide ore bodies.

Northwestern Ontario has been long recognized as a potential host for this type of deposits. Schnieders et al (2001) summarized the main criteria used in this recognition:

(1) extensive structures related to a mid-continental rift system,
(2) mafic to ultramafic intrusions, such as the Duluth complex, the Coldwell Alkalic complex, the Logan Sills and the picritic intrusives around Lake Nipigon
(3) external sulphur sources such as the Animike Gunflint Formation and Sibley Group to allow the intrusives to reach a sulphur saturation point and dump out nickel plus copper and PGEs' in economic amounts,
(4) coeval and thick flood basalts sequences displaying crustal contamination and nickel depletion.

8.0 PROJECT MINERALIZATION

8.1 General

To date, the most significant PGE mineralization found on all three properties is the Vande Lake Zone hosted by the Vande Lake gabbro complex located in the southwest corner of the South Legris property.

8.2 South Legris Property

Mineralization has been found on surface along a 450 metre long portion of the gabbro complex (Figure 8), occurring mainly with the gabbro breccia phase and at its contact with the northern massive leucogabbro. The PGEs' are associated with upwards of 5% disseminated sulphides with three modes of occurrences observed:

i) interstitial to rare blebby disseminations of pyrrhotite chalcopyrite, and pyrite, in both gabbro sections, but more common in the breccia, and as minor stringers
ii) disseminated pyrrhotite, pyrite and chalcopyrite in pyroxenite,
iii) fracture related pyrite and pyrrhotite forming discontinuous veinlets in all lithologies

The highest PGE values are found with the first sulphide type. On surface these form irregularly rusty weathering patches up to five metres across that are very discontinuous along surface and not all carrying significant PGEs'. Two of the better intervals are found at the contact between the breccia and the massive gabbro phases.

Palladium to platinum ratios average 4.0 from the surface rock samples that assayed more than 100 ppb to a maximum of 2300 ppb Pd. Accompanying precious and base metals ranges from 23 to 647 ppb Pt, 1 to 360 ppb Au, 45 to 7840 ppm Cu, and 45 to 2390 ppm Ni. A selection of mineralized surface intervals is presented in the Table I. Note that the 50.0 metre interval is from a continuous series of channel samples that are offset perpendicular to their length.

The most common alteration of the gabbro is uralization of amphibole after the pyroxene (Read 2000), variable chloritization of the mafic minerals, and locally up to 15% fresh to tarnished biotite after and around the mafic minerals. Very fine-grained epidote clots are occasionally found. A blue-grey coloured saussaurite (?) developed after the feldspar grains was observed in the field. White feldspar microveins with minor quartz and epidote are present throughout much of the massive gabbro section and cross cut all other features.

These alteration minerals occur throughout the gabbro complex, but are more strongly developed in the areas of increased sulphidization. It is not clear, however, if the alteration is directly related to the PGE mineralization or is more magmatic in origin. The feldspar veins and possibly saussaurite are late – possibly related to the granodiorite.

Table I - PGE Mineralization in the Vande Lake Gabbro Complex
Rock Channel Samples

Area	Pd (ppb)	Pt (ppb)	Au (ppb)	Pd+Pt+Pd	Width
Trench 1E	1616	432	233	2,281	5.0 metres
Outcrop	525	132	68	725	3.0 metres
Outcrop	13	98	425	536	2.0 metres
Trench 4E	240	70	46	356	50.0 metres
(includes)	715	179	203	1,097	4.0 metres

8.3 Pebble Property

Anomalous palladium has been found in a small diabase ridge located in the northeast part of the property (Figure 10). The maximum composite rock samples assay was 96 ppb Pd, 31.5 ppb Pt and 19 ppb Au. Additional samples taken along a 70 metre length of the diabase returned values of 30 ppb Pd, 13 ppb Pt, and 10 ppb Au. No significant sulphide mineralization was observed in the diabase. All other rock sample assays on the property were low.

8.4 Leckie Lake Property

No surface PGE mineralization has been found on this property. The best assay results from the composite rock samples for each area visited are noted in Figure 11; none of them are considered significant.

9.0 PROJECT EXPLORATION

9.1 General

PTG commenced exploration of the three properties in 2000 as reported in the Clark-Parker Qualifying Report. This work consisted of geological mapping, prospecting, plus rock and soil sampling. Subsequently in 2001, PTG completed a major exploration program on the South Legris property along with additional work on the Pebble and Leckie Lake properties.

9.2 South Legris Property

After PGEs' were discovered at the Vande Lake zone in June 2001, an extensive exploration program was implemented to define its magnitude and extent. Geological mapping, ground geophysics, trenching, channel rock sampling, and diamond drilling was carried out between July and September, 2001. Following this initial work program, a second exploration program tested for extensions of the Vande Lake gabbro to northeast. This work consisted of a ground geophysics, geological mapping, rock sampling and diamond drilling. Finally a soil geochemistry survey was completed in November 2001.

The work was controlled by a cut grid with grid lines every one hundred metres and stations every twenty-five metres. At the Vande Lake zone grid lines were established every fifty metres. The entire program is summarized in Table 2 below.

Prospecting and geological mapping was conducted over the Legris Lake intrusion in the northeast of the property along the main granodiorite supracrustal contact. No significant mineralization was found.

Geophysical Surveys

Recognizing the PGE mineralization association with disseminated sulphides at the Vande Lake zone, similar to Avalon Venture's Legris Lake project and the Powder Hill occurrence of New Millennium Resources Ltd., ground magnetic and IP surveys were completed over the Vande Lake Zone. Two surveys were done. The initial survey was performed by JVX Ltd. (JVX Ltd., 2001) over the main occurrence area and along strike both to the northeast and southwest (Vande Lake zone Grid). Dan Patrie Exploration Ltd. completed a second survey over a further interpreted northeast extension (Vande Lake Extension Grid). The key survey results are presented on Figure 7b, with the survey specifications and instrumentation compiled in Appendix V.

Vande Lake Zone

The main occurrence area is characterized by a broad chargeability anomaly trending 50^0 and varying from 25 to 100 metres in width. This anomaly is approximately two to three times background and is coincidental with an apparent resistivity anomaly that is five to ten times background. This collective IP anomaly occurs with a series of similarly striking magnetic highs ranging from 500 to 3,000 nanoteslas above the survey background. Interestingly the strongest chargeability response overlies that part of the gabbro complex exposed in Trench 4E. Similar associated chargeability, apparent resistivity and magnetic highs are marked on Figure 7b, with the best ones at L10+00E from 3+25S and 4+50S, and L18+00E from 3+75S and 5+50S.

Table II, South Legris Property 2001 Exploration Program

WORK PROGRAM	WORK CONTRACTOR	WORK DATES	OBJECTIVES	PROGRAM RESULTS
Phase 1				
Mapping and Prospecting	A. D. McLaughlin Clark Exploration Consulting	June, 2001	Evaluate Vande Lake and Legris Lake intrusions	PGEs' discovered in Vande Lake Zone
IP/MAG surveys	JVX Ltd.	July/Aug, 2001	Define Vande Lake zone sulphides and extend along strike	Coincidental, but intermittent IP and magnetic highs at Vande Zone and along on strike to NE and SW.
Trenching/rock sampling	A. D. McLaughlin Clark Exploration Consulting W. Hanych	Aug/Sept 2001	Define mineralized PG zone, map intrusive phases, uncover IP/magnetic anomalies in Vande area	Outlined discrete zones of PGE mineralization
Grid mapping	A. D. McLaughlin	Aug, 2001	Map Vande Lake area geology	Outline major lithologic contacts
Drilling	Chibougamau Drilling Ltd	Aug/Sept 2001	Test PGE's at depth and along strike.	7 drill holes, 1071 metres
Phase 2				
Grid mapping, prospecting	A. D. McLaughlin Clark Consulting	Sept/Oct 2001	Map and prospect for additional gabbro breccias	Isolated gabbros, but no intrusive breccias
Geophysics	Dan Patrie Exploration Ltd.	Sept 2001	Identify sulphides zones or magnetic gabbro breccia along strike from Vande Lake zone	Defined coincident IP and magnetic anomalies along strike from to NE
Soil sampling	Clark Exploration Consulting	Sept/Nov 2001	Detect PGE in soil over geophysical anomalies.	Palladium anomaly SW of Vande Lake Zone, and one to NE
Drilling	Chibougamau Drilling Ltd	Oct/Nov 2001	Test geophysical anomalies	2 drill holes, 410 metres

Collectively these coincident anomalies define a linear trend extending from L2+00W to L20+00E. This trend strikes northeast/southwest from L2+00W to L5+00W before shifting to an east-west strike from L5+00E to L20+00E.

There are other weaker and individual chargeability anomalies, plus apparent resistivity and magnetic highs outlined in the survey. Many of these occur well away from the prominent granodiorite-supracrustal contact and are not considered significant for PGE mineralization at this time.

Vande Lake Extension (Grid B)

As noted in Figure 7b this survey also defined a series of coincident IP and magnetic anomalies, which extend the geophysical trend another 1,200 metres to L32+00E. S.J. Geophysics Ltd. performed the UBC DCIP2D inversion routines of the Dan Patrie Exploration Ltd. IP survey (S. J. Geophysics Ltd. Summary Letter, 2001). The best coincident high apparent resistivity and high chargeability anomaly, with a near vertical orientation, occurs on L28+00E around 9+00S. This is also associated with a magnetic high. The inversion routine suggests many of these IP features represent horizontal bodies.

Soil Geochemistry

An orientation survey over the Vande Lake gabbro on L1+00E detected a fifteen metre wide palladium anomaly from three sample stations adjacent to the mineralized gabbro outcrop in Trench 1E. A Mobile Metal Ion survey (MMI) was also completed simultaneously with the soil orientation on L1+00E and also one additional survey line (L28+00E). The results of the MMI seem to correlate well with the soils and it decided to do a more extensive soil survey over nine grid lines.

The sampled intervals covered the interpreted extension of the Vande Lake gabbro to the southwest and the coincident IP and magnetic anomalies along the northeast trend. In total 354 samples were collected at stations 12.5 metres apart on survey lines 100 metres apart and analyzed by ALS Chemex for Pd, Pt and gold by PTG-MS and also the ICP 33 elemental suite. A series of graphical plots for select elements are presented in Appendix II along with a plot comparison between the soil survey and the MMI survey on L1+00E. The analytical procedures are presented in appendix III,

Two anomalous areas are outlined. The first area is a 100 metre long and 100 metre wide palladium anomaly that overlies the interpreted southwest strike of the Vande Lake gabbro. This trend shows on two survey lines and is defined by palladium values ranging from 5 to 32 ppb Pd relative to a survey background of 1 - 2 ppb Pd. Accompanying metals include 2.5 to 13 ppb Pt (background of ~2.5 ppb Pt), 51 to 352 ppm Cu (background 49 ppm) and 12 to 70 ppm Ni (background 35 ppm Ni. L0+00, Anomalous palladium was not encountered between the L1+00E soil anomaly and the new area although sampling was incomplete due to recent logging disturbance. The anomaly is open along strike to the southwest.

A second anomalous area is found to the northeast between L22+00E and L28+00E. Although not rigorously defined due to low sample density, two discrete east-west trends are defined by palladium values ranging from 5 to 115 ppb Pd. Anomalous platinum (maximum 60.5 ppb Pt) is found in a few samples at the southwest end of this trend, and anomalous copper (maximum 84 ppm Cu) occurs at the northeastern end. The anomalies vary from 25 to 50 metres in width.

9.3 Pebble Property

The author completed property visits on June 5 and October 18, 2001. Further rock composite sampling of the PGE occurrence in the northeast part of the property repeated the anomalous palladium values and found additional elevated palladium along the diabase for 70 metres (30 ppb Pd, 13 ppb Pt, and 10 ppb Au). From this visit it was concluded that geophysical surveys would be required to evaluate the high magnetic feature because of extensive overburden cover on the property. Therefore Dan Patrie Exploration Ltd. completed IP and magnetic surveys on three survey grid lines up to two kilometres in length and perpendicular to the prominent airborne magnetic high.

As noted in SJ Geophysics (2001), the airborne magnetic high is likely caused by a high magnetic susceptibility feature lying 800 to 1,000 metres below the sensor's depth. Superimposed on this large feature are a variety of near surface features reflecting variation in the geological environment.

The same geophysical report further says that the IP survey detected a thin highly resistive surface layer overlying a deeper resistant basement. The IP did not detect any significant chargeability anomalies.

9.4 Leckie Lake Property

From June 12 to June 14, 2001 geological mapping and prospecting was completed over the property The work focussed on the regional magnetic highs located at the northeast and south ends of the eastern claim block, and at the northern end of the western claim block.

A prominent and magnetic diabase ridge overlies the southern magnetic feature. Similarly to the north, the two prominent magnetic features correspond to fine to medium grained gabbro and diabase. Twenty-three composite rock samples were taken of the various diabase to gabbroic outcrops found around the magnetic highs. Only very weakly elevated PG values were returned and are noted in Figure 11. No significant sulphides were observed - only minor pyrite.

10.0 DRILLING

10.1 General

PTG completed a two-phased drill program on the South Legris Property between August 27 and November 5, 2001. This program was designed to test (1) the Vande Lake PGE zone and its coincidental geophysical anomalies, and then (2) to assess similar geophysical features extending to the northeast. In total 1,492 metres of NQ core drilling was done in nine drill holes. The drill holes are presented in Figure 7a and summarized in Table 3.

10.2 Procedures

The drilling operations were conducted from a camp located along the property's northern boundary. Since the drill holes were relatively short and in locally magnetic rocks, acid tube tests were used to check the angle of the drill holes. All drill holes were drilled either 45^0 or 50^0 and the acid tests indicate that minimal flattening of the drill hole took place.

Table 3 - South Legris Property – Vande Zone Drill Program
Summary of 2001 Diamond Drill Holes

DRILL HOLE NUMBER	LOCATION (GRID)	ORIENTATION DIP AZIMUTH	DRILL LENGTH	PRIMARY TARGET
SL-01	L400E 275S	-45^0 at 324^0	171 metres	PGE mineralization under Trench 4E; IP/MAG anomalies
SL-02	L400E 329S	-45^0 at 324^0	96 metres	PGE mineralization under Trench 4E; MAG anomaly
SL-03	L100E 325S	-45^0 at 324^0	180 metres	PGE mineralization under Trench 1E; IP/MAG anomalies
SL-04	L1000E 483S	-45^0 at 324^0	207 metres	IP/MAG anomalies
SL-05	L1800E 600S	-45^0 at 324^0	177 metres	IP/MAG anomalies
SL-06	L1800E 500S	-45^0 at 324^0	162 metres	IP/MAG anomalies
SL-07	137E 265S	-45^0 at 171^0	78 metres	PGE mineralization under Trench 1E; IP/MAG anomalies
SL-08	L2700E 575S	-50^0 at 144^0	210 metres	IP/MAG anomalies
SL-09	L2800E 800S	-50^0 at 144^0	201 metres	IP/MAG anomalies

Drill core was logged by the author and sampled at the camp by a core splitter under the author's direct supervision. All the intrusive rock was sampled, plus select volcanic lithologies and totaled exactly 1,000 samples. The sampling procedures are discussed in Section 11.0.

During the second drill phase the core was initially logged at the drill camp, but then the detailed logging and sampling was done at a MNDM warehouse in Thunder Bay.

The remaining split drill core plus the un-sampled drill core is stored in core boxes on the property.

10.3 Vande Lake Zone Targets

Two drill fences each with two drill holes tested the Vande Lake Gabbro. As presented in Figure 11, the gabbro extends to a depth of at least 90 metres from surface and has a drill width of approximately 100 metres. Unfortunately the gabbro's true thickness is unknown since no clear dip direction is defined. However a subvertical to steep south dip is implied which is in agreement with the geophysical interpretation. The granodiorite to the north dips ~85^0 to the north.

Similar to the surface exposures, narrow intervals of PGE mineralization were intersected throughout the drilled sections of Vande Lake gabbro (Table 4). Again most of the mineralization is contained in the gabbro breccia phases, and associated with disseminated with chalcopyrite, pyrrhotite and pyrite. However the best surface mineralization occurring along the transitional contact between the gabbro


350S
300S
250S
200S
150S
100S
Mod
High
Resistivity
High
Mod
High
Magnetics
Low
Mod
High
Mod
Chargeability
46, 70, 240
50.00 m
108, 144, 495
3.70 m
105, 132, 550
7.32 m
500m el
450m el
400m el
350m el
300m el
Trench 4E
MV
LG
MGbx
GD
G
Pyx
MG
MV
LG bx
MG
LG
SL-02
MG bx
MD
271, 258, 836
2.71 m
3, 3.5, 10
7.32 m
Mafic Volcanics
Granodiorite
SL-01
Gabbro Intrusive Complex
??
Mafic Volcanics
0
20
40
100m
Scale
Assays
108, 144, 495
3.70 m
Au ppb, Pt ppb, Pd ppb
Core length (metres)
LEGEND
Md
Mafic Dyke
GD
Granodiorite
MV
Mafic volcanic, tuff
Vande Lake Gabbro
G
Gabbro
LG
Leuco Gabbro, (bx) breccia
MG
Melano Gabbro, (bx) breccia
Pyx
Pyroxenite
PLATINUM GROUP METALS LTD.
THUNDER BAY PROJECT
South Legris Property
Vande Lake Zone - Section 4E
THUNDER BAY MINING DIVISION, ONTARIO
Figure: 11
Geologist: A.D. McLAUGHLIN
Drawn By: R. McGREEVY
Rev.: Nov. 23, 2001

breccia and massive leucogabbro does not extend to depth. At the expected area only minor sulphides are present and assays were low (10 ppb Pd, 3.5 ppb Pt and 3 ppb Au over 1.28 metres. Diamond drill hole SL-01 intersected a narrow zone of PGE mineralization within a leucogabbro portion of the gabbro breccia, but this mineralized section does not extend to surface. Similar irregular mineralization was encountered in the Section 1E drill fence.

The Vande Lake gabbro was intersected in all four drill holes and is open along strike.

Table 4 – Select Diamond Drill Hole Intersections, Vande Lake Zone

Drill Hole	Intersection Details	From (metres)	To (metres)	Width (metres)	Pd (ppb)	Pt (ppb)	Au (ppb)	Pd+Pt+Au (ppb)
SL-01	Leucogabbro phase in gabbro breccia	3.70	7.50	3.80	495	144	108	747
SL-01	Melanogabbro breccia	34.29	37.00	2.71	836	258	271	1365
SL-01	45 m downdip from PGE surface zone*	63.00	64.28	1.28	10	3.5	3	16.5
SL-02	Gabbro breccia	57.00	58.00	1.00	93	24	1	118
SL-03	Leucogabbro phase of gabbro breccia	40.20	43.27	3.07	216	42	83	341
SL-03	45 metres downdip from PGE surface zone	52.40	54.68	2.28	74	25	12	111
SL-07	Leuco gabbro	14.15	15.60	1.45	912	253	19	1184
SL-07	25 metres downdip from PGE surface zone*	39.00	41.00	2.00	143	78	39	260

* **Results in Table 1, PGE Mineralization in the Vande Lake Gabbro Complex, Channel Rock Samples**

10.4 Vande Lake Extension Targets

Five drill holes tested coincident IP and magnetic anomalies that form the geophysical trend extending northeast from the Vande Lake gabbro (Figures 7a and 7b). Closest to the Vande Lake zone, drill holes SL-04, SL-05 and SL-06 intersected a series of leuco to melanogabbro bodies, intercalated with a mafic volcanic sequence. Ranging from 5 to 50 metres in drill thickness, only a few of the intrusions had breccia phases and only minor amounts of pyrrhotite and pyrite with chalcopyrite were present. As noted in Table 5, no significant PGEs were detected in any of the drill holes. Drill holes SL-04 and SL-06 intersected the granodiorite, but no large gabbro units or any mineralization was present.

Two final drill holes tested coincident IP and magnetic highs defined by the second geophysical survey. In drill hole SL–08 a leucogabbro and melanogabbro sequence in the upper ninety metres is texturally similar to the Vande Lake gabbro except that it is split into two separate components by a forty metre thick (drill thickness) diabasic gabbro. Only minor amounts of sulphide were present, however, and

corresponding PGE values were low. Diamond drill hole SL-09 drill hole intersected a sequence of fine-grained gabbros and mafic volcanics, but none that resembled the Vande Lake gabbro.
As noted in Table 5, there is no significant PGE mineralization present in the drill hole.

Table 5 – Select Diamond Drill Hole Intersections, Vande Lake Extension

Drill Hole	Intersection Details	From (metres)	To (metres)	Width (metres)	Pd (ppb)	Pt (ppb)	Au (ppb)	Pd+Pt+Au) (ppb)
SL-04	Leucogabbro	173.00	174.00	1.00	100	36	1	137
SL-05	Leucogabbro	137.75	139.52	1.77	213	44	25	282
SL-06	Leucogabbro	58.00	59.00	1.00	52	26	10	88
SL-08	Leucogabbro	5.80	7.00	1.20	5	2	2	9
SL-09	Melanogabbro	74.00	74.64	0.64	44	22	13	79

11.0 SAMPLING METHOD AND APPROACH

Rock, drill core and soil samples were collected from the property. Initial composite rock samples were taken simply to ascertain the presence of any PGEs'. Channel samples and drill core samples were taken to find the amount of PGEs' and associated metals from a specific rock type and over a specific length. Soil samples from the "B" horizon were collected to detect any anomalous PGE metals or accompanying base metals that may have been derived from local bedrock sources. All these sample methods are discussed below. All channel rock and drill core sampling was conducted under the direct supervision of the author or, in the case of a few channel samples, by Mr. Walter Hanych under direction from the author.

Composite Rock samples

The geologist or prospector collected the samples in the field, assigned a sample number and left a marked metal tag and flagging tape at site. Samples and a sample tag were placed in a plastic bag with sample number recorded on bag. The location of the site was determined by handheld GPS units, or its position on the Vande Lake grid if applicable.

Rock Channel Samples

Channel samples were taken from the rock outcroppings and trenched areas at the Vande Lake zone. The actual sample length was predicated on host lithology and then the sulphide content. Most samples were cut perpendicular to the strike of the intrusive itself although when primary layering was well-developed samples were cut perpendicular to it. Sample widths were rarely more than two metres in length.

The interval to be sampled was first marked by spray painted line. Two parallel saw cuts approximately three centimetres apart were then made in the bedrock following the line. The sample was broken from the bedrock and placed in a pre-numbered plastic sample and securely tied. A number of bags were placed in larger straw bags, labeled and directly transported to ALS Chemex's Thunder Bay prep lab. The sample number was inscribed on a metal tag and left in the cut channel.

Drill Core Samples

Similar to the channel samples, core sample intervals were selected initially on rock type and then on sulphide content with samples rarely more than two metres in core length; typically 1.0 to 1.5 metres long. The core from each sample interval was split using a hydraulic core splitter with half the split put into a plastic sample bag for analysis and the other half returned to the core box. Once the quality control samples were added, the samples were placed in large straw bags, sealed and delivered directly, and at regular intervals, to the ALS Chemex prep lab in Thunder Bay. The remaining split and un-sampled drill core is stored in core boxes on the property.

Soil Samples

Soil samples were collected 5 to 20 centimetres below the surface from the B soil horizon. Each sample was placed in a Kraft paper bag with sample number recorded on bag. Sample sites were identified by the grid coordinates and then flagged and inscribed with the sample number. Samples were not taken of the black organic material developed in boggy areas or in areas disturbed by recent logging activities. Samples were collected directly to the ALS Chemex prep laboratory in Thunder Bay, Ontario.

12.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

ALS Chemex of Vancouver, B.C. completed the sample preparation and analytical work on all samples collected on the Thunder Bay project in 2001. The preparation work was done at its Thunder Bay, Ontario prep lab after which the pulverized samples (pulps) were sent to their Vancouver lab for analyses. All rock composite, rock channel, drill core and soil samples were analyzed by PGM-MS23 and ICP41 methods. As provided by ALS Chemex the preparation and analytical procedures are presented in Appendix III.

All samples were transported directly to the ALS Chemex prep lab in Thunder Bay by the author or personnel directly under his supervision.

In the author's opinion the procedures for sampling, sample preparation, analytical procedures and security were excellent.

13.0 DATA VERIFICATION

Two Quality Control (QC) methods were employed during the exploration programs conducted in 2001.

(1) Platinum Group Metals QC Program
PTG used sample blanks, sample standards, and duplicate samples in all rock composite, rock channel and drill core sampling programs. A single blank sample and a duplicate sample were inserted in every 25 samples sent to ALS Chemex, or at least one of each in every sample shipment if there were less than

25 samples. A sample standard was submitted with every 40 samples or one in each sample batch if it contained less than 40 samples.

The blank samples taken were from a single diabase rock outcropping in the area, but not on any of the PTG properties. The duplicate sample was made by splitting the given composite, channel or drill core into two approximately equal portions, assigning each a separate number and then submitting as two samples. Each standard contained 50 to 75 grams of pulverized rock material with known quantities of PGEs. Three standards were purchased from the Canadian Certified Reference Materials Project (CANMET), Department of Natural Resources, Ottawa, Ontario. These were used accordingly; WGB-1 for low levels of PGE mineralization, WGM-1 for moderate levels of PGE mineralization, and WMS-1 for higher grades of mineralization. A summary sheet of each standard is presented in Appendix IV.

Appendix IV also contains a report by Dr. Barry Smee, Ph.D., P. Geo. in which he provides complete details of the QC program and its results. Dr. Smee states that "PTG has complied with all quality control requirements outlined in NI 43-101. The resulting exploration data can be considered accurate, precise and free of contamination". The author agrees. The only exceptions are two quality control samples, 310029 and 310280, which contained the standard WMS-1. The first sample, 310029 was part of a shipment of 43 rock samples taken from the initial rock composite samples from the South Legris property in June, 2001. The second sample, 310280, was part of shipment of 39 rock channel samples collected from outcrops at Vande Lake zone and part of a series of channel samples from Trench 4E. In both cases the analytical results of standards indicate the palladium and platinum values were underreported for all the samples submitted in those two shipments (Smee 2001). In both cases, however, the exploration program conducted would have been the same as any conducted with the projected higher palladium and platinum values. Therefore the two shipments need not be re-sampled.

(2) ALS Chemex QC Program

The ALS Chemex QC program is presented in Appendix III - information provided by ALS Chemex.

14.0 ADJACENT PROPERTIES

Powder Hill and Stringer Zones, New Millennium Resources Ltd.

As per company news releases (2001) New Millennium Mining has discovered a series of PGE showings along a northeast trend (Figure 2). At the Powder Hill area, seven kilometres southwest from the Vande Lake zone, diamond drilling intersected 1.17 grams per tonne Pd+Pt+Au over 5.65 metres hosted by a variable textured mesogabbro breccia. The breccia is reported to contain fragments of gabbro, pyroxenite and mafic volcanics. Closer to the Vande Lake Zone, the Stinger showing a gabbro breccia body has assayed 1.08 grams per tonne Pd+Pt+Au over 4.80 metres.

Legris Lake Intrusion; Avalon Ventures Ltd

From Pettigrew and Hattori (2001) state that PGE mineralization has been found in a locally varitextured leucogabbro occurring within a 2.0 kilometre by 0.6 kilometre breccia zone at the northwestern margin of the Legris Lake intrusion. Diamond drilling intersections include 2.04 grams per tonne Pd, 0.41 g/t Pt, 0.71 g/t Au, 0.42% Cu, and 0.13% Ni. The Poplar zone is the current focus of exploration and is located approximately 8.0 kilometres northeast of the Vande Lake zone.

Wolf Mountain Properties, East West Resources Corporation

From Parker (2001) and East West Resources Ltd. news releases (2001), the main exploration area is the Seagull mafic to ultramafic intrusion. It is described as a cone shaped body and is nine kilometre in diameter. Drilling by East West Resources has intersected a shallow dipping sulphide located at the base of the intrusion. Reported drill intersections include 16.0 metres of 565 ppb Pd, 475 ppb Pt, 33 ppb Au, 0.14% Cu, and 0.16% Ni. The mineralization is hosted by a gabbro pyroxenite phase of the intrusion which itself is characterized by a magnetic high.

With respect to all three of these properties the author has been unable to verify the information and **that the information is not necessarily indicative of the mineralization on the Thunder Bay Project that is the subject of this report.**

15.0 INTERPRETATION AND CONCLUSIONS

Platinum Group Metals Ltd. exploration work on the Thunder Bay Project has successfully identified prospective PGE targets. The most advanced of these targets is the Vande Lake Zone located on the South Legris Property.

15.1 South Legris Property

PGE mineralization has been found at the Vande Lake zone hosted by the Vande Lake gabbro complex. The mineralization is associated with the complex gabbro breecia phase and is often concentrated along its contact with the northern more massive leucogabbro phase. To date relatively high grade intervals have been found only over narrow widths such as 2.28 g/t Pd+Pt+Au over 5.0 metres from Trench 1E. Over wider intervals the section was 350 ppb Pd+Pt+Au over a composite 50 metres from Trench 4E.

As outlined from outcroppings, trenching and four drill holes, the Vande Lake gabbro complex is 700 metres long and up to 100 metres wide and extends to a depth of at least ninety metres from surface. While it is open along strike there is no indication from the geological mapping, and ground geophysics that it will become significantly wider. However on the interpreted southwest extension of the Vande Lake gabbro, the magnitude of the palladium soil anomaly on L2+00W relative to that on L1+00E where the gabbro is mineralized (2.22 g/t Pd+Pt+Au over 5.0 metres) suggests that the higher PGE values are possible.

Along strike to the northeast, a series of coincidental IP, magnetic, and soil geochemical anomalies occur, although lower in magnitude than the Vande Lake gabbro complex.

The drill results from both the Vande Lake zone and possible extensions to the northeast indicate the IP anomalies are due to the presence of disseminated and fractured controlled sulphides, which are not necessarily carrying PGE mineralization. The high magnetic anomalies overlie magnetite bearing gabbroic rocks, and not always the Vande Lake gabbro.

Relative to the Lac des Isles and the Legris Lake intrusion, the Vande Lake gabbro has similar gabbroic lithologies, breccia phases and textures , but as exposed on surface is smaller in size.

15.2 Pebble Property

The property is underlain by a large northeast striking magnetic high for which a surface source was not found. Ground magnetic surveys suggest the anomaly is caused by a mafic to ultramafic intrusion located 800 to 1,000 metres below surface. Alternatively a stratigraphic feature such as banded iron formation folded in to an antiformal structure is a possible source.

Anomalous values of Pd (up to 96 ppb) were found in a diabase ridge located in the northeast part of the property. PGE values are reported regionally from Logan Sills (Schnieders et al, 2001) but to date no nothing substantial has been reported.

15.3 Leckie Lake Property

No significant PG mineralization has yet been found on the property. However the property has not been extensively prospected and geologically mapped.

16.0 REFERENCES

Assessment Files, Thunder Bay Resident Geologist's District, Thunder Bay Mining Division, Thunder Bay, Ontario.

Barrie, C.T., (1996)
Magmatic Platinum Group Metals; in Geology of Canadian Mineral Deposit Types, edited by O.R. Eckstrand, W.D. Sinclair, and R.I. Thorpe; Geological Survey of Canada, no8, p. 605-614.

Blackburn, C.E. et al (1991):
Wabigoon Subprovince; in Geology of Ontario, Ontario Geological Survey, Special Volume 4, Part 1.

Clark, J.G. and Parker, D.P. (2000)
Qualifying Report on the Thunder Bay Project, South Legris Property, Pebble Property and Leckie Lake Property, for Platinum Group Metals Ltd.

Coates, M.E. (1972):
Geology of the Black Sturgeon river Area, District of Thunder Bay; Ontario Dept. Mines and Northern Affairs, GR 98, 41p. Accompanied by Maps 2233, 2234, 2235, 2236; 1 inch=1 mile.

Department of Mines Ontario (1962):
Airborne Magnetic Surveys; Maps 2109G, 2110G, 2118G scale 1 inch = 1mile.

Distler, V.V. (1995)
Platinum Mineralization in the Noril'sk Deposits, in Proceedings of the Sudbury – Noril'sk Symposium, Ontario Geological Survey, special volume # 5, edited by Lightfoot, P.C. and Naldrett, A.J., pp 243-260

East West Resources Ltd. (2001):
May 14, 2001 News Release: S Drilling Commences on PGE-Cu-Ni Targets at Base of Seagull Ultramafic Intrusion - Wolf Mountain Project, Thunder Bay, Ontario.

Fyon, J.A. et al (1991):
Metallogeny of Metallic Mineral Deposits in the Superior Province of Ontario; in Geology of Ontario, Ontario Geological Survey, Special Volume 4, Part 2.

Fyon, J.A. et al (1991):
Metallogeny of Proterozoic Eon; in Geology of Ontario, Ontario Geological Survey, Special Volume 4, Part 2.

Parker, D. P. et al (2001)
Editor and compilor of Intrusions of the Nipigon Basin, Field Trip # 5, (2001)
Part of the Superior PGE 2001 Conference, sponsored by the CIM Geological Society, Field Conference, Thunder Bay, Ontario, September 16 – 19, 2001.

JVX Ltd. (2001)
Vande Lake Grid, Lace des Iles Area, NW Ontario, Logistical and Interpretative Report on Spectral IP/Resistivity / MAG Surveys, September 2001, Platinum Group Metals Ltd.

Kunilov, V. Ye. (1994):
Geology of the Noril'sk Region: The History of the Discovery, prospecting, Exploration and Mining of the Noril'sk Region, in Proceedings of the Sudbury – Noril'sk Symposium, Ontario Geological Survey, special volume # 5, edited by Lightfoot, P.C. and Naldrett, A.J., pp203 – 216.

Lavigne, M. J. (2001)
Geology of North American Palladium Ltd.'s Lac des Iles Mine presented at the Superior PGE 2001 Conference, sponsored by the CIM Geological Society, Field Conference, Thunder Bay, Ontario, September 16 – 19, 2001.

Lightfoot, P.C. (1996):
The Giant Nickel Deposits at Sudbury and Noril'sk, in Nickel in a Nutshell, a short course presented at 64th Annual Convention and Trade Show of The Prospectors & Developers Association of Canada, March 10 –13, 1996.

Mackasey, W.O., Blackburn, C.E., Trowell, N.F. (1974)
A Regional Approach to the Wabigoon-Quetico Belts and its Bearing on Exploration in Northwestern Ontario presented at the 42nd Annual Meeting and Convention of the Prospectors and Developers Association, Toronto, Ontario, March, 1974.

MacTavish, A.D. (1999)
The Mafic - Ultramafic Intrusions of the Atikokan – Quetico Area, northwestern Ontario, Ontario Geological Survey, Open file Report 5997 127 p.

Naldrett, A.J., Fedorenko, V.A., Lightfoot, P.C., Doherty, W., and Gorbachev, N.A., (1992)
Geology and Geochemistry of intrusions and Flood Basalts of the Norils'k Region, USSR, with Implications for the Origin of the Ni-Cu Ores, in Economic Geology v87, pp 975 – 1004.

New Millennium Mining Ltd. (2001)
November 14, 2001 News Release: Stringer Zone Channel Sampling Returns Grades of Up to 4.19 g/t PT+Pd+Au.
March 15, 2001 News Release: New Millennium Intersects Pt-Pd-Au Mineralization.

North American Palladium (2001)
March 5, 2001 News Release: North American Palladium Ltd. – 2000 Exploration Program Increases Palladium Resource to 7.4 Million Ounces.

Ontario Ministry of Northern Development & Mines
Exploration for the Platinum Group elements in Ontario, unnamed and undated publication.

Ontario Geological Survey (2001)
Garden Obonga Project, "Operation Treasure Hunt", Airborne Geophysical Survey.

Pettigrew, N.T., and Hattori, K.H., (2001):
Geology and Cu-Ni-PGE Mineralization of the Legris Lake Mafic-Ultramafic Complex, Western Wabigoon Subprovince, Northwestern Ontario, presented at the Superior PGE 2001 Conference, sponsored by the CIM Geological Society, Field Conference, Thunder Bay, Ontario, September 16 – 19, 2001.

Platinum Group Metals Ltd. (2001)
Initial Public Offering, February 15, 2001, Platinum Group Metals Ltd.

SJ Geophysics Ltd., S.J.V. Consultants Ltd. (2001)
Report on Pebble Property IP and Magnetic Surveys
Report on South Legris Property IP and Magnetic Surveys

Smyk, M.C. and Schnieders, B.R. (2001):
Platinum Group Elements: Geological Settings and Exploration in Northwestern Ontario, presented at the Superior PGE 2001 Conference, sponsored by the CIM Geological Society, Field Conference, Thunder Bay, Ontario, September 16 – 19, 2001.

Sutcliffe R.H., and Smith A.R. (1988):
Precambrian Geology of the Plutonic Rocks in the Lac des Iles-Tib Lake Area, District of Thunder Bay; Ontario Geological Survey. Map P3098.

Sutcliffe, R.H. (1991):
Proterozoic Geology of the Lake Superior Area; in Geology of Ontario, Ontario Geological Survey, Special Volume 4, Part 1.

Williams, H.R. (1991)
Quetico Subprovince; in Geology of Ontario, Ontario Geological Survey, Special Volume 4, Part 1.

17.0 CERTIFICATE OF QUALIFICATIONS

I, Arthur Douglas McLaughlin, B.Sc., P. Geo. hereby certify that:

I am an independent Consulting Geologist and Professional Geoscientist residing at
801 Coylton Place, Port Moody, British Columbia V3H 1A9
Telephone: (604) 936-6839, E-mail: mclaughlindoug@hotmail.com.

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia, Licence Number 25881 dated August 21, 2001 and I am authorized to use the seal or stamp which has been used in this report.

I am a member of the Canadian Institute of Mining, Metallurgy and Petroleum.

I graduated from the Acadia University, Wolfville, Nova Scotia in 1977 with a Bachelor of Science degree in Geology.

I have practiced my profession continuously since 1978 with both senior mining companies and junior exploration groups. I have worked on projects ranging from reconnaissance scale exploration programs to the detailed evaluation of mineral deposits. This work has been in a variety of geological environments looking for precious metal deposits, volcanogenic massive sulphide deposits, and nickel sulphide deposits with platinum group metals. A summary of my professional geological work is as follows,

- Uranium exploration in Athabasca Basin, northern Saskatchewan as contract to project geologist, (1978 – 1981)
- gold exploration in Yukon Territory between 1982 and 1984 including the initial drill evaluation of Mt. Skukum Gold Mine as project geologist
- various contract work for various gold and base metal projects including the Lara VMS deposit, Vancouver Island, B.C., (1984 – 1989)
- nickel and base metal exploration for Falconbridge Limited, (1990 – 1995)
- Regional Geologist for Echo Bay Nines, Vancouver, (1995 – 1997)
- Exploration Manager for a group of junior exploration companies. (1997 – 2001)

I have worked, specifically pertaining to this Technical Report, in nickel (+PGEs') exploration with Falconbridge Limited between 1991 and 1995. This work included participating and managing exploration projects for komatiite hosted nickel deposits in the Abitibi belt, northeastern Ontario and at Raglan, northern Quebec, and for Noril'sk type deposits in the Thunder Bay, Ontario area.

I am presently a Consulting Geologist and have been since May 2001.

As a result of my experience and qualifications and for the purposes of this report, I am a Qualified Person as defined in N I. 43_101.

I have based this report on review of following past work done on the Thunder Bay Project:

- Qualifying Report on the Thunder Bay Project by J.G. Clark and D. P. Parker (September, 2000),
- Geology of South Legris Property, Thunder Mining District, northwestern Ontario by Peter B. Read, Geotex Consultants Limited (September, 2000),
- Technical memos on the detailed mapping of Vande Lake Zone trenches, by Mr. Walter Hanych of Collingwood, Ontario and Qualified Person for Platinum Group Metals Ltd.'s River Valley Project,
- Technical Memo by Dr. Barry Smee, Ph.D., P. Geo. on the Thunder Bay Project Project, quality Control Sampling (December, 2001),
- Various geological technical publications as listed in the Reference section of this Technical Report,

and on my personal knowledge of the Thunder Bay Projects in which I managed and participated in the 2001 field exploration programs conducted by Platinum Group Metals Ltd. between May 28 and November 14, 2001. Specifically I visited the Pebble Property on June 5 and October 18, 2001 and also supervised the linecutting and ground geophysics completed on the property. I completed geological work on the Leckie Lake Property between June 11 and June 14, 2001. The remainder of the time, except for break periods in Vancouver, was spent working on or supervising the work on the South Legris property.

Although I have based this report in part on work done by others I am not responsible for any errors or inaccuracies contained in their work.

For the purposes of this report I am a "Qualified Person". I have read National Policy 43-101.

In the disclosure of information relating to permitting and the title of mining claims by Platinum Group Metals Ltd. on its Thunder Bay Project, I have relied on information provided by the Ontario Ministry of Northern Development and Mines on their websites at: (http://www.mci.mndm.gov.on.ca/claims)
http://www.mndm.gov.on.ca/MNDM/MINES/LAND/policies/lppolicy/lpo2.htm

In the disclosure of information relating to the agreements between the three property vendors of the Thunder Bay project and Platinum Group Metals Ltd., I have relied on the Initial Public Offering for Platinum Group Metals Ltd., February 15, 2001.

The author disclaims responsibility for such information. The information referred to is found under Sections 3.0 Property Description and Location including subsections 3.1, 3.2, 3.3 and 3.4.

I have not completed an environmental review or audit of any of the properties.

I am not aware of any material fact or material change with respect to the subject matter of this technical report which is not reflected in this report, the omission to disclose which would make this report misleading.

I am independent of Platinum Group Metals Ltd. in accordance with the application of Section 1.5 of National Instrument 43_101 and I do not hold any shares in that or any related company. I do not have any interest in any mineral properties within 100 kilometers of the subject property. I will receive only normal consulting fees for the preparation of this report.

I have not had prior involvement with the Thunder Bay Project that is the subject of this report.

I have read National Instrument 43_101, Form 43_101FI and this report has been prepared in compliance with NI 43_101 and Form 43_101FI.

Dated at Vancouver B.C., this 12th day of December

Respectfully submitted,

" A. Douglas McLaughlin "

Arthur Douglas McLaughlin, B.Sc., P. Geo. Qualified Person

APPENDIX I

Platinum Group Metals Ltd. Claims Listing



Shelby Lake
Errey Lake
89°35'W
49° 05'N
LEGRIS LAKE COMPLEX
GRANODIORITE
QUARTZ MONZONITE
INTERLAYERED GABBRO, GABBRO BRECCIAS
VANDE LAKE GABBRO COMPLEX
Vande Lake
Property Line
LEGEND
PTG Claim
VANDE LAKE GABBRO COMPLEX
LEGRIS LAKE COMPLEX
QUARTZ MONZONITE
GRANODIORITE
MAFIC VOLCANICS
SEDIMENTS
0 500 1000 1500 2000m
Scale
PLATINUM GROUP METALS LTD.
THUNDER BAY PROJECT
South Legris Property
Vande Lake Gabbro Complex
THUNDER BAY MINING DIVISION, ONTARIO



SCALE
0
250
500
750
1000
METERS
Power Line
Property Line
Varris Lake
Vande
Lake
SL-01
SL-02
SL-03
SL-04
SL-05
SL-06
SL-07
SL-08
SL-09
L3+00W
L2+00W
L1+00W
L0+00
L1+00E
L2+00E
L3+00E
L4+00E
L5+00E
L6+00E
L7+00E
L8+00E
L9+00E
L10+00E
L11+00E
L12+00E
L13+00E
L14+00E
L15+00E
L16+00E
L17+00E
L18+00E
L19+00E
L20+00E
L21+00E
L22+00E
L23+00E
L24+00E
L25+00E
L26+00E
L27+00E
L28+00E
L29+00E
1+00S
2+00S
3+00S
4+00S
5+00S
6+00S
7+00S
8+00S
9+00S
LEGEND
Apparent Resistivity Anomaly
Magnetic Anomaly (Total Field) > 60.500 nanoteslas
Chargeablity Anomaly
SL-02 Drill hole
PLATINUM GROUP METALS LTD.
THUNDER BAY PROJECT
South Legris Property
Vande Lake Zone Compilation
THUNDER BAY MINING DIVISION, ONTARIO
Figure: 7b
Date: December 2001
Rev.: Nov. 23, 2001
Geologist: A.D. McLAUGHLIN
Drawn By: R. McGREEVY
File: TerraCAD 2001-12-06-8



350S
300S
250S
200S
150S
100S
Resistivity
Mod
High
Magnetics
High
Mod
High
Chargeability
Low
Mod
High
Mod
500m el
450m el
400m el
350m el
300m el
108, 144, 495
3.70 m
132, 150, 643
9.42 m
Trench 4E
271, 258, 836
2.71 m
+G bx
Bx
Bx
Md
SL-02
SL-01
Mf/G
Md
Mafic Volcanics
Gabbro Intrusive Complex
Granodiorite
??
Mafic Volcanics
0
20
40
100m
Scale
Assays
108, 144, 495
3.70 m
Au ppb, Pt ppb, Pd ppb
Core length (metres)
LEGEND
Md
Mafic Dyke
Td
Trachytic Unit
D
Diorite
Granodiorite
Mafic volcanic, tuff
IT Intermediate tuff
Gabbro
Leuco Gabbro, (bx) breccia
Melano Gabbro, (bx) breccia
Pyroxenite
FG
Gabbro, fine grained, dyke
PLATINUM GROUP METALS LTD.
THUNDER BAY PROJECT
South Legris Property
Vande Lake Zone - Section 4E
THUNDER BAY MINING DIVISION, ONTARIO
Figure: 11
Date: December 2001
Geologist: A.D. McLAUGHLIN
Drawn By: R. McGREEVY

than 5% outcrop exposure. The thickness of overburden varies from less than one metre in the Vande Lake zone to more than five metres thick in the areas drilled two kilometres to the northeast. A few glacial striations were observed suggesting the last ice movement was to the southwest.

6.2.2 Pebble Property

Mapping by Coates (1968) and PTG contract geologists found diabase outcrops believed to part of the Logan Sills on the property. These are typically fine to medium grained, ophitic and variably magnetic. Although often rusty weathering, only minor amounts of pyrite are present in the diabase.

The property is underlain by a prominent northeast/southwest striking magnetic high that locally exceeds 62,300 nanoteslas (1962 ODM Map) and is compiled in Figure 9. Magnetic background is about 60,400 nanoteslas, but is quite variable (+/- 1900 nanoteslas).

6.2.3 Leckie Lake Property

The property lies between the Disraeli Lake and Seagull Intrusions and is two kilometres north of the Wolf Mountain-Seagull PGE-Cu-Ni Occurrences. Geological mapping by Coates (1968) indicates the property is underlain by oxidized sandstone, calcareous mudstone, calcareous shale and limestone of the Sibley Group intruded by diabase (Figure 10). PTG reconnaissance work in 2001 mapped fine to medium grained diabase and gabbroic phases both located at the north end of the western claim block and at the south end of the eastern claim block.

From the 1962 ODM airborne magnetic survey over the region, the magnetic relief is typically low (+/- 100 gammas) with a background of about 60,400 nanoteslas except in the extreme northeast and northwest parts of the property where a magnetic high anomaly exceeds 60,500 nanoteslas

7.0 DEPOSIT TYPES

Two exploration models are being applied by PTG in its search for palladium. First is the magmatic PGE deposits in which PGE are the primary metals with copper and nickel as by-products, and secondly is the Noril'sk nickel copper deposits in northern Russia with PGEs' being a very significant by-product component. Both model types are summarized below.

7.1 Magmatic PGE Deposits

PGEs' are mined from mafic to ultramafic intrusions in which the metals occur in two predominant environments (Barrie 1996). Most production comes from the reef-type or stratiform deposits such as Merensky Reef in the Bushveld Complex, South Africa and the J-M Reef in the Stillwater Complex in Montana, USA. But a second and increasingly important geological environment is the "solidus intrusion breccia type" (Barrie 1996) as represented by the Lac des Isle Mine. It is this latter type that is the primary focus of PTG's activity.



89° 10' W
89° 05' W
N
Thread
Lake
Creek
Line
Pebble Property
L3 East
PG Occurrence
L2 East
49° 15' N
49° 15' N
Pebble
Lake
L1 East
Line ends at 8+75 - swamp
89° 05' W
89° 10' W
62,000 nanotesla MAG contour
61,000 nanotesla MAG contour
Survey Line
0
0.5
1.0
1.5
2.0 Km
Scale
PLATINUM GROUP METALS LTD.
Pebble Property
Compilation
THUNDER BAY MINING DIVISION, ONTARIO
Figure: 9
Date: December 2001
Rev.: Nov. 23, 2001
Geologist: A.D. McLAUGHLIN
Drawn By: R. McGREEVY
File: TerraCAD 2001-12-06-04



LECKIE LAKE PROPERTY
19, 3.5, 2
19,4,1
88° 55' W
49° 05'N
49° 02' 30" N
Evelyn Lake
Leckie Creek
Seagull River
Diabase
8,16.5, 4
Leckie
0
0.5
2.0 Km
Scale
19, 3.5, 2
ROCK SAMPLE Pd, Pt, Au, (ppb)
SIBLEY GROUP SEDIMENTS
MAGNETIC HIGH
SEAGULL PLUTON (LECKIE STOCK)
WOLF MOUNTAIN PGE, Cu, Ni OCCURRENCES
PLATINUM GROUP METALS LTD.
THUNDER BAY PROJECT
Leckie Lake Property
COMPILATION
THUNDER BAY MINING DIVISION, ONTARIO
Figure: 10
Date: December 2001
Rev.: Nov. 23, 2001
Geologist: A.D. McLAUGHLIN
Drawn By: R. McCREEVY
File: TerraCAD 2001-12-06-10

South Legris Property - Option to earn 60% from Canadian Golden Dragon Resources Ltd.

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1147573	2000-MAR-13	2002-MAR-13	9
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1147574	2000-MAR-13	2002-MAR-13	6
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172977	2000-MAR-06	2002-MAR-06	4
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172978	2000-MAR-06	2002-MAR-06	4
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172979	2000-MAR-06	2002-MAR-06	4
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172980	2000-MAR-06	2002-MAR-06	12
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172981	2000-MAR-06	2002-MAR-06	16
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172982	2000-MAR-06	2002-MAR-06	16
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172983	2000-MAR-06	2002-MAR-06	16
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172984	2000-MAR-06	2002-MAR-06	15
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172985	2000-MAR-06	2002-MAR-06	16
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172986	2000-MAR-06	2002-MAR-06	16
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172987	2000-MAR-06	2002-MAR-06	12
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172988	2000-MAR-06	2002-MAR-06	10
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172989	2000-MAR-06	2002-MAR-06	12
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172990	2000-MAR-06	2002-MAR-06	16
203896 - TWEEDIE, RONALD MILFORD	SHELBY LAKE	TB 1205156	2000-JAN-05	2002-JAN-05	8
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1227503	2000-MAY-05	2002-MAY-05	1
203896 - TWEEDIE, RONALD MILFORD	WHITEFIN LAKE	TB 1239923	2000-JAN-05	2002-JAN-05	16
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1240521	2000-MAR-24	2002-MAR-24	15
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1240522	2000-MAR-24	2002-MAR-24	15
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1240523	2000-MAR-24	2002-MAR-24	12
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1240524	2000-MAR-24	2002-MAR-24	1

Pebble Property - Option to earn 60% from East West Resource Corporation

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
128645 - EAST WEST RESOURCE CORPORATION	CIRCLE LAKE	TB 1214724	1999-DEC-23	2001-DEC-23	16
128645 - EAST WEST RESOURCE CORPORATION	CIRCLE LAKE	TB 1214725	1999-DEC-23	2001-DEC-23	16
128645 - EAST WEST RESOURCE CORPORATION	CIRCLE LAKE	TB 1214726	1999-DEC-23	2001-DEC-23	16
128645 - EAST WEST RESOURCE CORPORATION	CIRCLE LAKE	TB 1214727	1999-DEC-23	2001-DEC-23	16
128645 - EAST WEST RESOURCE CORPORATION	RIGHTANGLE LAKE	TB 1229329	1999-DEC-23	2001-DEC-23	16

Leckie Property - Platinum Group Metals Ltd -100%

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239634	2000-JUN-05	2002-JUN-05	16
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239635	2000-JUN-05	2002-JUN-05	8
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239636	2000-JUN-05	2002-JUN-05	16
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239640	2000-JUN-05	2002-JUN-05	16
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239641	2000-JUN-05	2002-JUN-05	16
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239642	2000-JUN-05	2002-JUN-05	16
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239643	2000-JUN-05	2002-JUN-05	4
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239644	2000-JUN-05	2002-JUN-05	4
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239645	2000-JUN-05	2002-JUN-05	14
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239646	2000-JUN-05	2002-JUN-05	16
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239651	2000-JUN-20	2002-JUN-20	4
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239652	2000-JUN-20	2002-JUN-20	16
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239653	2000-JUN-20	2002-JUN-20	16
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239654	2000-JUN-20	2002-JUN-20	16
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239698	2000-JUN-05	2002-JUN-05	16

APPENDIX II

Soil Geochemistry Plots, Soil - MMI Comparison Plot


Vande Soils
Palladium
500
0
-500
-1000
-1500
Station, m
-500
0
500
1000
1500
2000
2500
3000
3500
Line, m


Vande Soils
Platinum
Station, m
Line, m
500
0
-500
-1000
-1500
-500
0
500
1000
1500
2000
2500
3000
3500


Vande Soils
Copper
500
0
-500
-1000
-1500
Station, m
-500
0
500
1000
1500
2000
2500
3000
3500
Line, m



Vande Lake Zone L1E (Palladium)
Soil vs MMI Geochemistry
30
25
20
15
10
5
0
Values
Grid 440 420 400 380 360 346 320 307 300 295 290 285 280 275 270 265 260 250 240 220 200 180 160
Grid stations
Topo
Soils
MMI x 10

APPENDIX III

ALS CHEMEX SAMPLE PREPARATION and ANALYTICAL PROCEDURES QUALITY CONTROL PROGRAM

Sample Preparation Procedure - CRU-31

Method: Crushing

The entire sample is passed through a primary crusher to yield a crushed product of which greater than 70% is less than approximately 2mm. A split (split size is determined by the final preparation method and analysis requested) is then taken using a stainless steel riffle splitter. The crushing code indicates the weight of the original sample.

ALS Chemex Code	Rush Code	Parameter	Sample Weight (lb)	Sample Weight (kg)
226	295	0-3 kg Crush and Split	0 - 6	0 - 3
294	272	4-7 kg Crush and Split	7 - 15	4 - 7
276	293	8-12 kg Crush and Split	16 - 25	8 - 12
273	271	13-18 kg Crush and Split	26 - 40	13 -18
270		19-26 kg Crush and Split	41 - 60	19 - 26
278		27-36 kg Crush and Split	61 -79	27 - 36

Sample Preparation Procedure - PUL-31

Method: Grinding

A crushed sample split (200 - 300 grams) is ground using a ring mill pulverizer with a chrome steel ring set. The ALS Chemex specification for this procedure is that greater than 85% of the ground material passes through a 75 micron (Tyler 200 mesh) screen. Grinding with chrome steel may impart trace amounts of iron and chromium into a sample.

ALS Chemex Code	Rush Code	Parameter
208	258	Assay Grade Ring Grind
205	255	Geochemical Ring Grind

Geochemical Procedure - PGM-MS23
Precious Metals Analysis Methods

Sample Decomposition: Fire Assay Fusion
Analytical Method: Inductively Coupled Plasma - Mass Spectrometry (ICP-MS)

A prepared sample is fused with a mixture of lead oxide, sodium carbonate and borax silica, inquarted with 6 mg of gold-free silver and then cupelled to yield a precious metal bead. The bead is digested for

½ hour in dilute nitric acid. Hydrochloric acid is then added and the solution is digested for an additional hour. The digested solution is then cooled, diluted to 7.5 ml with demineralized water, homogenized and then analyzed for gold, platinum and palladium by inductively coupled plasma - mass spectrometry.

PGM-MS23

ALS Chemex Code	Element	Symbol	Sample Weight	Detection Limit	Upper Limit
9996	Gold	Au	30 g	1 ppb	1000 ppb
9995	Palladium	Pd	30 g	1 ppb	1000 ppb
9994	Platinum	Pt	30 g	0.5 ppb	1000 ppb

Geochemical Procedure - ME-ICP41

Trace Level Methods Using Conventional ICP-AES Analysis

Sample Decomposition: Nitric Aqua Regia Digestion

Analytical Method: Inductively Coupled Plasma - Atomic Emission Spectroscopy (ICP - AES)

A prepared sample (0.50 grams) is digested with aqua regia for at least one hour in a hot water bath. After cooling, the resulting solution is diluted to 12.5 ml with demineralized water, mixed and analyzed by inductively coupled plasma-atomic emission spectrometry. The analytical results are corrected for inter-element spectral interferences.

Chemex Code		Element	Symbol	Detection Limit	Upper Limit
229		ICP-AQ Digestion	n/a	n/a	n/a
2119	*	Aluminum	Al	0.01%	15 %
2141		Antimony	Sb	2 ppm	1 %
2120		Arsenic	As	2 ppm	1 %
2121	*	Barium	Ba	10 ppm	1 %
2122	*	Beryllium	Be	0.5 ppm	0.01 %
2123		Bismuth	Bi	2 ppm	1 %
557		Boron	B	10 ppm	10,000 ppm
2125		Cadmium	Cd	0.5 ppm	0.05 %
2124	*	Calcium	Ca	0.01%	15 %
2127	*	Chromium	Cr	1 ppm	1 %
2126		Cobalt	Co	1 ppm	1 %
2128		Copper	Cu	1 ppm	1 %
2130	*	Gallium	Ga	10 ppm	1 %
2150		Iron	Fe	0.01%	15 %
2151	*	Lanthanum	La	10 ppm	1 %
2140		Lead	Pb	2 ppm	1 %
2134	*	Magnesium	Mg	0.01%	15 %

Chemex Code		Element	Symbol	Detection Limit	Upper Limit
2135		Manganese	Mn	5 ppm	1 %
2131		Mercury	Hg	1 ppm	1 %
2136		Molybdenum	Mo	1 ppm	1 %
2138		Nickel	Ni	1 ppm	1 %
2139		Phosphorus	P	10 ppm	1 %
2132	*	Potassium	K	0.01%	10 %
2142	*	Scandium	Sc	1 ppm	1 %
2118		Silver	Ag	0.2 ppm	0.01 %
2137	*	Sodium	Na	0.01%	10 %
2143	*	Strontium	Sr	1 ppm	1 %
551		Sulfur	S	0.01 %	10 %
2145	*	Thallium	Tl	10 ppm	1 %
2144	*	Titanium	Ti	0.01%	10 %
2148	*	Tungsten	W	10 ppm	1 %
2146		Uranium	U	10 ppm	1 %
2147		Vanadium	V	1 ppm	1 %
2149		Zinc	Zn	2 ppm	1 %

*Elements for which the digestion is possibly incomplete.

ALS Chemex

Quality Assurance Overview

Overview

The Quality Assurance program at ALS Chemex is a multi-level program involving every area of our operations that is enhanced by a corporate culture dedicated to the encouragement of excellence in measurement techniques. The program involves clearly defined quality control procedures for sample preparation and analysis, plus a quality assessment stage which includes data review and statistical analysis. QA/QC reports are available with every Certificate of Analysis and we can provide custom reports at any time.

Major responsibility for the QA/QC program lies with our Quality Assurance group acting in co-operation with senior technicians from all sample preparation and analytical areas. Our technical managers attend regularly scheduled review meetings, either in person or by teleconference. This interaction among key personnel helps identify ways in which our program can be improved and enhanced. It is a dynamic process, allowing for continual fine-tuning through the addition of new ideas and the latest technologies.

As well, we pay close attention to client comments by maintaining records of all inquiries and special issues raised. Our Quality Assurance team in conjunction with department managers investigates any issue raised on a priority basis to ensure prompt resolution.

Laboratory Accreditation

ALS Chemex has attained ISO 9002 registration at all our North American and Peruvian laboratories as well as the Brisbane, Australia site, with Chile and the rest of Australia actively pursuing registration. ISO 9002 requires evidence of a quality management system covering all aspects of our organisation. To ensure compliance with this system regular internal audits are undertaken by staff members specially trained in auditing techniques.

In addition, ALS Chemex is currently working towards accreditation to ISO 17025, which provides specific assessment of our laboratories' analytical competence for specific analytical techniques. In our opinion, the combination of the two ISO standards provides our clients complete assurance regarding the quality of every aspect of ALS Chemex operations.

Aside from laboratory accreditation, ALS Chemex has been a leader in participating in and sponsoring the Assayer Certification program in the Canadian province of British Columbia, one of the few jurisdictions that maintains a rigorous assayer registration program. We have on staff a number of Registered Assayers who have undergone extensive theoretical and practical training and passed comprehensive examinations prior to receiving their certificates.

Proficiency Testing

As part of our progress towards ISO 17025 registration ALS Chemex laboratories participate in a number of international proficiency tests, such as those managed by CANMET (Proficiency Testing Program – Minerals Analysis Laboratories) and Geostats. Both of these agencies circulate samples for analysis twice a year and evaluate the performance of participating laboratories.

Documentation

All sample preparation and analytical procedures have been assigned unique code numbers so that we always know exactly which procedure is to be followed. Each code is fully documented by written procedures that contain unique filenames and a revision number. Senior technical staff and the Manager, Quality Assurance must approve any new revision. All new methods must go through a process of method validation that ensures the proposed procedure conforms to reasonable standards with respect to such critical parameters as accuracy, precision and detection limit.

Quality Assessment Procedures

Quality Assessment is the system of activities we employ to assure our clients and ourselves that our quality control procedures are effective in providing accurate data. Part of this assessment involves a continuing evaluation of the performance of our analytical systems, primarily through statistical analysis. There are, however, other aspects to our quality assessment program:

Evaluation of Routine Quality Control Data

ALS Chemex standard operating procedures require the analysis of quality control samples (reference materials, duplicates and blanks) with all sample batches. As part of the assessment of every data set, results from the control samples are evaluated to ensure they meet set standards determined by the precision and accuracy requirements of the method.

In the event that any reference material or duplicate result falls outside the established control limits, an Error Report is automatically generated. This ensures the person evaluating the sample set for data release is made aware that a problem may exist with the data set and investigation can be initiated.

All data generated from quality control samples is automatically captured and retained in a separate database used for Quality Assessment. Control charts for in-house reference materials from frequently used analytical methods are regularly generated and evaluated by senior technical staff at Quality Assurance meetings to ensure internal specifications for precision and accuracy are being met.

Quality Control Reports

Quality control data for reference materials and duplicates are routinely reported to clients so they may monitor laboratory data independently. These reports are generated at no charge to the client and are issued together with the Certificates of Analysis. QC data summaries and customised QC reports are also available.

Round Robin Exchanges

Quality Assurance staff control monthly inter-laboratory test programs covering both gold and base metal determinations to monitor the quality of data generated by our network of laboratories. The Quality Assurance group selects and circulates the samples and then evaluates the performance of each laboratory through statistical analysis.

Sample Preparation Quality Control

As part of our routine procedures, ALS Chemex uses barren wash material between sample preparation batches and, where necessary, between highly mineralised samples. This cleaning material is tested before use to ensure no contaminants are present and results are retained for reference. In addition, logs are maintained for all sample preparation activities so that in the event a problem is identified the prep batch can be identified.

Sample preparation quality is monitored by performing regular QC checks on prepared material. Laboratories are required to submit results from QC checks to the Quality Assurance department to compile and make sure standards outlined in our Service Schedule are being met.

Confidentiality of Data and Data Security

The results of any analyses generated by ALS Chemex are strictly confidential and the sole property of the client. Unauthorised use or release of any analytical data is not permitted. Furthermore all internal ALS Chemex documents, reports, lists, files and methods may not be disclosed or photocopied without permission. Any act in violation of these rules would be considered grounds for dismissal. Our policy on client confidentiality is in the Staff Brochure which is given to all new employees. We also require new employees to sign a Confidentiality Agreement indicating that they understand these terms of employment and accept them.

APPENDIX IV

Report on Platinum Group Metals Ltd. Quality Control Program
CANMET Sample Standards Information

Barry Smee report
17 pages

Sample Standards

(1) WGB-1 Gabbro Rock PGE Material

The Canadian Certified Reference Materials Project (CCRMP) announces four additional certified elements for WGB-1, and thirty-two more provisionally certified constituents. These are in addition to gold and the platinum-group elements which were originally certified.

WGB-1 was obtained from the Wellgreen Complex, Yukon Territory, Canada. The mineralogy of this gabbro rock consists of plagioclase feldspar, pyroxene, chlorite, prehnite and calcite. Sulphide mineralization in the sample is sparse and includes chalcopyrite, pyrrhotite, pentlandite and galena (intimately associated with the pyrrhotite). Other minerals identified include titanite, ilmenite and rutile.

WGB-1 was prepared and certified in cooperation with the Analytical Method Development Section of the Mineral Deposits Division of the Geological Survey of Canada (GSC).

Thirty-three university, commercial, and government laboratories from Canada, United States, Europe, Australia, Africa, and Japan participated in an interlaboratory certification program. Up to 80 elements were analyzed by methods of each laboratory's choice. A statistical analysis of the data yielded certified values for gold, palladium, platinum, Fe2O3, K2O, MgO, and chromium. Provisional values were assigned for rhodium, iridium and thirty-two others. Informational values for ruthenium and other elements are also given.

Certified Constituents	Au, ng/g	Pd, ng/g	Pt, ng/g
Mean	2.9	13.9	6.1
95% Conf. Limits	± 1.1	± 2.1	± 1.6

Certified Constituents	Fe2O3, %	K2O, %	MgO, %	Cr, µg/g
Mean	6.71	0.94	9.40	291
95% Conf. Limits	± 0.14	± 0.04	± 0.19	± 13

Provisional Constituents	Ir, ng/g	Rh, ng/g	Ru, ng/g
Mean	0.33	0.32	0.3*

* Informational value

(2)WMG-1 Mineralized Gabbro PGE Material

WMG-1 was obtained from the Wellgreen Complex, Yukon Territory, Canada. This mineralized gabbro consists largely of pyroxene with prehnite, amphibole, chlorite and accessory magnetite, ilmenite and titanite. Mineralization consists chiefly of

chalcopyrite, pyrrhotite, pentlandite, violarite and altaite.
WMG-1 was prepared and certified in cooperation with the Analytical Method Development Section of the Mineral Deposits Division of the Geological Survey of Canada (GSC).

Recommended Values and 95% Confidence Intervals

Certified						Provisional
Au ng/g	**Pt** ng/g	**Pd** ng/g	**Rh** ng/g	**Ru** ng/g	**Ir** ng/g	Os ng/g
110.	731.	382.	26.	35.	46.	24.
± 11.	± 35.	± 13.	± 2.	± 5.	± 4.	

Approximate Composition, wt %

SiO2	Al2O3	Fe2O3	TiO2	CaO	MgO	K2O	Na2O	MnO	P2O5	LOI	Stot
41.	8.6	17.0	0.7	15.0	11.5	0.1	0.2	0.2	0.1	4.5	3.5

(3) WMS-1 Massive Sulphide PGE Material

WMS-1 was obtained from the Wellgreen Complex, Yukon Territory, Canada. This material is composed largely of sulphides rather than silicates. The sulphides in this material are massive in form, intimately associated with one another and composed of pyrrhotite with smaller quantities of pentlandite, chalcopyrite, minor sphalerite, and galena. The massive sulphides contain inclusions of magnetite many of which are severely fractured and veined with silicates. Other minerals identified include electrum as an inclusion in chalcopyrite, and one inclusion of altaite, as well as an inclusion of antimonial temagamite in pyrrhotite. Silicates form a much smaller portion of the material and include an iron aluminum silicate, chlorite, mica and quartz.

Recommended Values and 95% Confidence Intervals

Certified						Provisional
Au ng/g	**Pt** ng/g	**Pd** ng/g	**Rh** ng/g	**Ru** ng/g	**Ir** ng/g	Os ng/g
279.	1741.	1185.	225.	99.	235.	119.
± 33.	± 142.	± 44.	± 16.	± 16.	± 25.	

Approximate Composition, wt %

Thirty-three university, commercial, and government laboratories from Canada, United States, Europe, Australia, Africa, and Japan participated in an interlaboratory certification program. Up to 80 elements were analyzed by methods of each laboratory's choice. A statistical analysis of the PGE data yielded recommended values for gold, platinum, palladium, rhodium, ruthenium, and iridium. A provisional value for osmium is also given.

CCRMP - CANMET (NRCan) - 555 Booth Street, Ottawa, Ontario, Canada K1A 0G1
Telephone: (613) 995-4738, Facsimile: (613) 943-0573
Internet: ccrmp@nrcan.gc.ca

APPENDIX IV

Geophysical Instrumentation and Surveys Methodology

Induced Polarization Survey

(compiled from technical information provided by Dan Patrie Exploration Ltd.)

A time domain pole dipole survey survey was completed over the Vande Lake Extension grid on the South Legris property and the Pebble property. Readings were taken every 50 metres and six levels (n= 1 to 6) were read at the South Legris Property and eight levels (n=1 to 8) were read at the Pebble Property. An "a" spacing of 50 metres was used at both properties. The power source was a Walcer MG-14 motar generator with a Huntec 14 kilowatt revised Walcer Model transmitter and a Scintrex IPR-12 receiver.

The motor generator and transmitter were stationary on the end of the line being read. Current was transmitted through a wire using a porous pot in direct contact with the ground. The current was sent from that pot from the transmitter under the control and monitoring of the transmitter man who is in contact by radio to the receiver man. Ahead of the live current array is a work crew placing porous pots at every station to be read and connected to the pots by a length of wire from the receiver. The readings are then recorded by the IPR-12 monitored by a receiver operator.

The data is downloaded each day from the receiver to a PC computer and then using Geosoft software the apparent resistivity and chargeability is calculated and plotted.

Details of the JVX Ltd. IP survey on the Vande Lake grid are presented on the next page.

Magnetic Survey

The magnetometer survey was completed with a Envi Magnetometer made by Scintrex Ltd. The unit measures total magnetic field through the use of proton precessional drift effects caused by the interaction of a magnetic field with a spin aligned, proton rich fluid. An instrument accuracy and resolution fo 0;1 nanoteslas is possible under ideal conditions. Readings were taken at 12.5 metres stations.

Details of the JVX Ltd. survey on the Vande Lake grid are presented on the next page.

JVX Specifications 1 page only

QUALIFYING REPORT ON THE SUDBURY PROJECTS

Sudbury Mining Division
Ontario

Prepared for
PLATINUM GROUP METALS LTD.

December 12th, 2001

Prepared by
Walter Hanych
Member of the Association of Geoscientists of Ontario
Independent Geological Consultant

Table of Contents

Table of Contents cont

Table of Contents cont

Figures

Appendices

SUMMARY

Platinum Group Metals Ltd's. 2000 land acquisition program in the River Valley area, establishing it as a major player PGE explorer in the region. The River Valley intrusion was targeted because of its high mineral potential for hosting PGE (platinum group elements) mineralization. Since 1998 the River Valley Intrusion has been the focus of PGE exploration by Pacific North West Capital Corp/Amplats, Mustang Minerals Corp/Impala Platinum Holdings Limited and more recently by Aquiline Resources Inc, International Freegold Mineral Development Inc, and Canalaska Ventures Ltd.

Platinum Group Metals Ltd's summer 2000 exploration program successfully identified several areas geologically favourable for hosting PGE mineralization. These areas, identified in the western limbs of the River Valley Intrusion, were recognized to possess magma mixing zones, containing sparse sulphide mineralization from which samples returned encouraging results. Beyond these areas, several of the properties acquired by the company, are either located in anorthosite bodies of geological similarity to the River Valley Intrusion, or are spatially associated to it.

Based on the favourable results of the 2000 reconnaissance programs, and the on-going success of other players in the area, Platinum Group Metals continued with their exploration efforts in the 2001. Part of this effort was the acquisition of two new properties in the Sudbury region, the South Street property and the Beaumont property.

Reconnaissance exploration was carried out on the new properties, the Loughrin North property as well as a detailed sampling of the "249 target" identified as a result of the 2000 program.

Results from the Sudbury area properties on which exploration was undertaken did not advance them to a higher level. Preliminary findings indicate; PGE anomalous stratigraphy on the South Street property, an unpreserved tectonized basal contact on the Loughrin North property, undermining the potential of this target but offering some potential in the up section stratigraphy, a well mineralized inclusion sulphide PGE enriched zone on the 249 target, but downgraded because of its size potential, and inconclusive results on the Beaumont property despite analytical results yielding significant PGE numbers.

Platinum Group Metals Ltd. continues to assess its vast property holdings in the Sudbury area. The experience it has gained has evolved the company to a level of managerial and technical competence beyond most junior exploration companies.

1.0 INTRODUCTION and TERMS of REFERENCE

Platinum Group Metals Ltd. (PTG Ltd), a Canadian Ventures Exchange (CDNX) listed corporation based in Vancouver, British Columbia, secured the mineral rights to properties in the River Valley and Sudbury areas of northeastern Ontario. The land acquisition covered portions of the River Valley Intrusive, the Nipissing Gabbro Intrusive and satellite intrusives. The River Valley and Nipissing Gabbro intrusives are known favourable geological environments for hosting concentrations of platinum group metals. These intrusives are currently subject to extensive exploration for Platinum Group Metals (PGM), essentially all the areas known to be underlain by River Valley Intrusive and portions of the Nipissing Gabbro having been staked. Exploration efforts are also being directed to the Sudbury Igneous Complex and associated Offset Dikes. Several zones of PGM mineralization have been discovered to date, the most notable of which is the Dana Lake–Lismer's Ridge Zone of the Pacific Northwest Capital/AMPLATS joint venture.

This report was prepared to supply existing and updated material information on Platinum Group Metals' properties in the Sudbury Region of Ontario, to be included in an *Information Circular* to shareholders.

The author of this report, was retained as independent consultant to review and evaluate Platinum Group Metal's mining claims and mineral land holdings. In 2001, reconnaissance level programs involving geological mapping and sampling, as well as follow-up programs to year 2000 results were conducted, between May 10th to September 3rd. The following report is based on field information and data personally collected by the author and assistants resulting from these programs, as well as information contained in "Qualifying Report on the River Valley Project, Sudbury, Ontario", written by the current author for Platinum Group Metals in October 2000.

The author of this report, has exercised due care and diligence in reporting and compiling the findings from the programs and as best as could be ascertained, any information contributed to the report by qualified second parties, and believes that the information supplied is accurate and factual, but cannot verify its accuracy and may express the opinions of experts based on available data.

The author of this report does not hold any interest, direct or indirect, in the securities of Platinum Group Metals Ltd., nor does he expect to receive any.

Although the format of the report follows the guidelines established by *Policy 43-101* it deviates slightly because of the numerous land holdings acquired by the company. Detailed information with respect to tenure, location and access, exploration history, local geology, exploration results and interpretation, are dealt with separately for each target area. This format provides a clearer succinct format as *stand alone* sections.

2.0 DISCLAIMER

The author of this report is not qualified to comment on the legal agreements between Platinum Group Metals and its vendors. Any information regarding option requirements is of a general nature and was supplied by the company. There is no reason to believe that the information is inaccurate. The status of mining claims were corroborated based on public information supplied by the Ministry of Northern Development and Mines (MNDM) through the Mining Recoders Office. Although, MNDM maintains reservations affecting Crown land, MNDM does not guarantee in any way that it is providing all the information that is available. Land title searches to the extent that would require the services of paralegal or legal authority were not conducted

3.0 LOCATION

(See figure 1)

The majority of the Sudbury Region properties constitute River Valley project area, which is situated 40 kilometers northeast of Sudbury, Ontario within NTS reference 41INE. The River Valley claims and landholdings are located in Davis, Janes, Loughrin, Henry, Street, Crerar, Gibbons, and McWilliams Townships. The satellite intrusives are located within NTS sheets 41ISE and 31LNW. The Casimir and Falconer Township claims are situated in NTS map sheet 41ISE approximately 52 kilometers and 71 kilometers southeast of Sudbury respectively, while the Gladman, Hammell and Notman Township claims are located in NTS map sheet 31LNW approximately 110 kilometers east of Sudbury. The remaining property is located 57 kilometers north-northwest of Sudbury, NTS reference 41 I NW, in Beaumont and SweeneyTownships.

Access to these areas is easily gained by motor vehicle along highway 17 east of Sudbury. Highway 535 north and south of Hagar, highway 508 north of Verner and highway 11 north of North Bay, serve as the main north-south arteries for access to the various blocks, while the property north of Sudbury is accessed via highway 84. A brief description of the access to the various land holdings is given below, detailed access and location is described separately under their respective headings further in the report.

Travelling along highway 17 east of Sudbury to the hamlet of Hagar and then north along Highway 535 gains access to the Loughrin-Henry-Davis-Janes-Street Township areas. Access to the Casimir and Falconer Township areas is south of Hagar along Highway 535. Crerar and Gibbons Townships are accessed by travelling north from Verner along highway 508. While, travelling north along highway 11 from city of North Bay accesses the Gladman-Hammell-Notman Township claims. Beaumont and Sweeney Township are accessed via highway 84 from Sudbury to Capreol, then along the "pole line" service road.

4.0 PROPERTY DESCRIPTIONS AND TENURE

(See appendix 1.)

The mining claims on Crown land acquired by PTG Ltd in the Sudbury area are recorded with the Sudbury Mining Division of the Ministry of Northern Development and Mines. The recorded claims on file at the Mining Recorder's Office, in Sudbury, are referenced on the claim maps listed below. Claim maps are included for the newly acquired (2001) properties and are contained in Appendix II.

Township	Claim Map No	Township	Claim Map No
Casamir	G-4023	Hammell	G-1527
Crerar	G-2903	Henry	G-2913
Davis	G-3182	Janes	G-2907
Falconer	G-2927	Loughrin	G-4075
Gibbons	G-1728	Notman	G-1625
Hagar	G-4056	Street	G-4109
Beaumont	G-4010		

Table "A", PTG Ltd. Claims and Land Holdings Sudbury Area

Description	Year Acquired	Townships	No. of Claims	No. of Claim Units	Area (Hectares)
PGM 100%, Bevans, Rintala, Johnson option	2001	Street	11	77	1,232
PGM 100%, Staked and Brady Option	2001	Beaumont	8	106	1,696
PGM 100%, Staked by PGM Ltd. in 2000	2000	Loughrin, Davis, Janes, Hagar, Street, Casimir, Falconer, Gibbons	30	226	3616
PGM 100%, Brady-Davis Claims, Optioned from John Brady (Marie Brady - George Van Lith)	2000	Davis	29	40	640
PGM 100%, Positano-Henry Claims, Optioned from James Positano (Albert James Positano, Granpos Ltd.)	2000	Henry	8	24	384
PGM 100%, Brady - Janes-Loughrin-Henry Claims-Optioned from John Brady	2000	Janes, Loughrin, Henry	4	37.4	598.4
PGM 100%, Dubeau-Henry Claims - Optioned from Roland Dubeau	2000	Henry	4	22	352
PGM 100%, Racicot-Loughrin Claims, Optioned from Frank Racicot	2000	Loughrin	2	30	480
Total Claims – PGM Ltd. 100%			96	562.4	8,998.4
Claims held by Platinum Group Metals Ltd. (40%) - Norcal Resources Ltd. (60%) Joint Venture	2000	Notman , Gladman , Hammell	33	380	6,080
Total Claims, PGM Ltd. 100% + PGM Ltd. (40%) Norcal (60%) Joint Venture			129	942.4	15,078.4
PGM 100% - Private Option Agreements – Patented Land	2000	Loughrin, Henry, Hagar	30		1,680.3
PGM Ltd. – Properties Total less abandoned	149		160		16,758.7

The current land holdings controlled by PTG Ltd. by staking, optioning or through joint venture amount to 129 unpatented mining claims comprising 942.4 units totaling 15,078.4 hectares. In addition, the company has acquired 30 parcels of patented land, totaling approximately 1,680.3 hectares, through option agreements with patented landholders. A summary of the property holdings is given in Table "A". A detailed listing of all of PGM's land holdings is included in Appendix 1.

PTG Ltd. holds a 100% mineral interest in the claims staked in Casimir, Davis, Falconer, Gibbons, Hagar, Janes, Loughrin and Street Townships. Two claims in Davis Township (1244348 and 1244349) are subject to a 2% net smelter return (N.S.R). The claims that were staked in Crerar, Gladman, Hammell, McWilliams, and Notman Townships are held with a 40% interest to PTG Ltd. and a 60% interest to Norcal Resources Ltd. under a Joint Venture agreement.

The balance of the land holdings were acquired by option agreements of unpatented staked crown land or patented landholdings. The unpatented optioned claims total 45 and are comprised of 62 units, amounting to 992 hectares All of these claims are in good standing.

The patented private land holdings are made up of 30 properties totaling 1680.3 hectares

The Brady-Janes-Loughrin-Henry, Brady-Davis, Positano and Dubeau claims are all subject to yearly option payments and either net smelter or net profit royalties as well as work commitments. The optioned patented landholdings require minimal yearly payments and no work commitments. The mineral rights on the Beaumont property claims are 100% to PTG, with the exception of claim 1244457, which is subject to an option agreement, and all are subject to a 2% N.S.R. The South Street property acquired in 2001, is subject to an option agreement.

The Barr claims constituting 7 claims totaling 1072 hectares were returned to the vendors subsequent to a field examination of the property during the summer.

As of the date of this report the landholdings are not known to be encumbered by any environmental issues, nor are any of the Crown lands known to be subject to or affected by the Ontario Living Legacy Land Use Strategy or First Nations land claims. The author has not conducted a detailed search of title of any treatise, land claims or crown reservations that may affect future title.

The Ontario Mining Act allows for mineral exploration to be conducted on mining claims without approval or permitting, with the exception of road construction, building construction and cold water fish habitat stream crossings. Power stripping and trenching is allowed without permit approval to a point, and in all cases merchantable lumber is required to be harvested. Should any power work collectively or individually on a property basis result in the removal of overburden or bedrock material exceeding $10{,}000m^2$ in area or $10{,}000m^3$ in volume the property is subject to *Advanced Exploration* permitting. **Regardless of size, all trenches that pose a hazard to human or animal life are required to conform to a 2:1 slope stability grade and an escape route must be provided.** Trenches of no scientific or material value should be backfilled.

5.0 PHYSIOGRAPHY and CLIMATE

Local topographic relief is about 63 meters with elevations ranging from 245 to 308 meters above sea level. The last glacial ice sheet, the Luarentide, occurred 20,000 years ago and modified the topography to its existing state. Eskers and low-lying sand plains are the result of this glaciation. Moderately rugged bedrock cliffs occur on northern exposures of high terrain, while the low lying areas are typically swamp or spruce bog. Faults and recessively weathered linear geological features have influenced stream and river drainage.

Vegetation is typical of a mixed forest where birch, poplar, pine and maple are the dominant species in the higher sandy drier areas. Spruce, tamarack and cedars occupy wetlands.

This part of Northeastern Ontario experiences hot, wet to dry summers with high's reaching 32°C in July and cold winters with low's of –28°C in January. Annual precipitation is in the order of 880 millimeters.

6.0 INFRASTRUCTURE

The project area is strategically situated between two major population centers of northeastern Ontario; Sudbury population 150,000 and North Bay population 52,000. Sudbury is a major mining center as well as a major government, transportation and educational center for the region and northeastern Ontario. The mining infrastructure for mineral resource development and processing include the sizeable operations of International Nickel Company and Falconbridge Limited. Laurentian University and the Ontario Geological Survey located in Sudbury, provide industry with high quality geological and mining support.

The areas are easily accessed by a network of paved and gravel roads and trails. Highway17 and the CPR main line are major east-west transportation arteries while highway 69 links Sudbury with Toronto. Air service with Toronto is provided daily and air charter for local transportation can easily be obtained.

7.0 HISTORY

The Sudbury area has continually been explored for Cu-Ni deposits since the late 1800's. Since 1899, when nickel production began in Sudbury, over 52 mines have contributed to meet the world demand for the metal. This demand peaked when the production from Sudbury accounted for 65% of the non-communist world supply. Although the operations in Sudbury have been scaled down, the Sudbury Igneous Complex retains its importance as a major geological feature of economic significance.

Driven by an exploration philosophy to locate a world class Ni-Cu deposit, WMC International Limited targeted areas adjacent to the Sudbury Igneous Complex and the Grenville Front Tectonic Zone. Between 1994-1996 the company staked 2,600 claims and conducted regional exploration programs. At the same time, interest was being directed at the Proterozoic intrusives that form the Huronian–Nipissing Magmatic Belt for their PGM (platinum group metals) potential.

After 30 years of sporadic exploration of the East Bull Lake intrusive, and with the rescinding of the staking moratorium imposed on it by Atomic Energy of Canada, the intrusive became the focus of PGE exploration. By 1998, several companies acquired ground in the areas of the East Bull Lake and Agnew Lake intrusives and initiated PGM exploration. During this period, the anorthosites in Street Township, were recognized by the Ontario Geological Survey as possessing PGM potential. This potential was also extended to the River Valley intrusive complex.[1] Subsequent to the publishing of the OGS report, a very competitive land acquisition program followed. This culminated two years later, when all of the anorthosites that were related to the River Valley intrusive were staked or acquired by the mining sector. Currently the area is subject to extensive exploration for PGE's, with two of the largest PGE exploration programs in the RVI being those of, Pacific Northwest Capital / Amplats joint venture and the Mustang Minerals / IMPLATS joint venture. In November of 2001 Anglo American Platinum Corporation Limited (Amplats) announced their intention to proceed to fund further work through a $2.25M program on its joint venture project with Pacific Northwest Capital.

---

[1] Easton, M. 1995. Grenville-Southern Province Relationships in Street Township; *in* Summary of Field Work and Other Activities, Ontario Geological Survey, Miscellaneous Paper 166, p66-69.

In early 2000 the area attracted the attention of PTG Ltd. With an exploration mandate to acquire priority targets in the River Valley area, the company launched an aggressive land acquisition program based on the identification of:

1. Unstaked River Valley intrusive.
2. Private land holdings that covered River Valley intrusive.
3. Acquisition of "River Valley type" satellite anorthosite bodies.
4. Acquisition of Nipissing Gabbro in Davis and Janes Townships.

In 2001 the company expanded its land holdings through the acquisition of the Beaumont property targeting an intrusive area north of Sudbury.

The land acquisition program, besides being spearheaded by the known geological setting of the River Valley Intrusive, Nipissing Gabbro and Sudbury Igneous Complex with associated Offset Dikes was also guided by the surficial sediment survey conducted by the OGS in 1999, as well as the results of the airborne geophysical survey undertaken by WMC International in 1995-1996.

8.0 GEOLOGICAL SETTING

(See figure 2)

8.1 Regional Geology

The main body of the River Valley intrusion is situated 40 kilometers east of the Sudbury Igneous Complex, occurring in proximity to the junction of the Superior, Southern, and Grenville Structural Provinces. The River Valley and the Nipissing Gabbro intrusions form part of the Huronian-Nipissing Magmatic Belt, which includes the East Bull Lake and Agnew Lake intrusions to the west.

The River Valley Intrusive (RVI), is a layered mafic complex of a gabbro-anorthosite body, encompassing a land area of approximately 250 km^2. It is located within the Grenville Front tectonic zone and has been age dated at 2475 Ma. The project area encompasses the western and eastern portions of the River Valley intrusive in Street, Loughrin, Henry, Crerar, Gibbons and McWilliams Townships, and straddles the Grenville Front Boundary Fault, proximal to an east-west trending limb of Nipissing Gabbro in Davis and Janes Townships.

The Grenville Front Tectonic Zone, including the Grenville Front Boundary Fault, is a complex zone several kilometers wide, of major shear zones characterized by northeasterly trending, southeasterly dipping, highly deformed rocks, that generally exhibit a tectonic layering. Metamorphic grade ranges from greenschist to amphibolite facies. The effects of the Grenville Orogeny are manifest in the River Valley intrusion within the project area, by the presence of high strain regional gneissic layering, localized mylonitic deformation zones, recrystallized and whitened feldspar grains, development of amphibole after clinopyroxene and intense foliation-schist development. Preserved portions of the intrusion contain grey feldspar (Fe-Ti oxide inclusions), primary magmatic layering and igneous cumulate textures.

8.2 Regional Economic Geology

The Sudbury Igneous Complex, host's nickel-copper deposits that form the largest economic concentration of Ni metal in the world. Currently annual production accounts for 13% of the global output of nickel. In the past, the Sudbury deposits have also been Canada's largest producers of platinum group metals as a result of the by-product of nickel-copper production. Approximately 20 million-oz of platinum group meals have been refined from the residue of the nickel-copper ores.

Buoyed by high PGM prices, with the rising global vehicle emission standards, which in 2000 accounted for 59% of the end use of palladium, and with decreasing inventory levels, the exploration for PGM deposits has significantly increased. This demand has been responsible for the recognition and continued exploration of new PGE environments, identified at Lac des Iles, the Nipigon Plate, East Bull Lake, Agnew Lake and River Valley, as well as the re-evaluation and exploration of the

Sudbury Igneous Complex, and associated Offset Dikes. Copper nickel occurrences associated with the contact between Nipissing Gabbro and Huronian sediments have also been targeted.

Besides INCO and Falconbridge continuing their ongoing exploration of the Sudbury Igneous Complex, companies such as Wallbridge Mining Company Limited, Crowflight Minerals Inc. Champion Bear Resources and Aurora Platinum are involved in the region.

West of Sudbury, the East Bull Lake and Agnew Lake intrusions are being explored by Mustang Minerals Corporation, Pacific North West Capital, New Millennium Metals and Freewest Canada Ltd.

Portions of the Nipissing Gabbro between Lake Wahnapitae and the River Valley intrusive are under exploration by Pacific North West Capital, Anglo American Platinum, Canalaska Ventures Ltd., Consolidated Venturex Holdings Ltd. and International Freegold Mineral Development Inc.

The RVI is regarded as having a high mineral potential for hosting PGE (platinum group elements) mineralization. Since 1998 it has been the focus of PGE exploration by Pacific North West Capital Corp/Amplats, Mustang Minerals Corp/Impala and more recently by Aquiline Resources Inc, International Freegold Mineral Development Inc, and Canalaska Ventures Ltd.

The Ontario Geological Survey and Laurentian University undertook a joint mapping program of the intrusive. Based on their work and that of Pacific North West Capital, Cu-Ni-PGE mineralization in the RVI occurs in a contact breccia zone related to the footwall, in a chaotic assemblage of fragments ranging in composition from felsic to ultramafic, contained in a host rock of gabbronorite (super solidus breccia-type). Mineralization also occurs in inclusion zones of hybrid rocks as a result of magma mixing. Sulphides in these zones occur as disseminated bleb and semi-massive, chalcopyrite, pyrrhotite and pentandite. Values of greater than 10g/tonne PGE have been reported from mineralized outcrop.[2] Remobilization has also concentrated PGE in recrystallized sulphides associated with quartz fractures.

In response to the numerous PGM occurrences being identified in the River Valley intrusive, the OGS undertook a geochemical study of surficial sediments in 1999. The objective of the program was to identify areas of mineral potential by evaluating the response of different sampling media. The culmination of this work was presented in *Open File Report 6010*. The study identified that the B-horizon soils and C-horizon tills, provide an effective tool for Pt and Pd exploration.

In addition to the RVI, PGE mineralization potential is known to exist in Nipissing Gabbro intrusions. Dated at 2219 Ma, the intrusions are situated within Huronian sedimentary rocks near the margins of the Superior Province. Cu-Ni-PGE sulphide mineralization occurs proximal to gabbro-sediment footwall contacts. In Janes Township, 50 km northeast of Sudbury, Pacific North West Capital Corp has been exploring a sulphide rich hypersthene gabbro unit in the Chiniguchi River area, reporting values of combined Pt-Pd+Au of up to 9g/tonne in diamond drilling.[3]

---

[2] Hrominchuk J. 1999. PU99-07: Geology, Stratigraphy and Copper-Platinum Group Element Mineralization of the River Valley Intrusion, Dana Township; *in* Ontario Geological Survey Open File Report 6000, Summary of Field Work and Other Activities 1999, Part 31, p31-4.

[3] Jobin Bevans L.S. et al. 1999. Project 97012. Cu-Ni-PGE in Nipissing Diabase: Results from Surface and Core Samples; *in* Ontario Geological Survey Open File Report 6000, Summary of Field Work and Other Activities 1999, Part 33, p33-3.

9.0 DEPOSIT TYPE

The objective of the exploration program was to identify mineralized areas based on the following modes of occurrence:

1. Contact mineralization associated with footwall breccia and inclusion bearing zones proximal to the contact, (super solidus breccia type).
2. Magma mixing resulting in hybrid or inclusion bearing zones mineralized with sulphides, (super solidus breccia type).
3. Disseminated-massive magmatic sulphide deposits resulting from the sulphidization of magma, (reef type).

9.1 Magmatic Platinum Groups Elements (PGE) Exploration Model

The platinum group elements (or PGEs), include platinum, palladium, osmium, iridium and ruthenium. These elements are concentrated in a variety of geological settings with the most dominant PGE deposits occurring with mafic to ultramafic intrusions.

The two principal types of magmatic PGE deposits are:

i. The most important type consists of *reef-type or stratiform* PGE deposits, such as the Merensky Reef and UG-2 chromitite layer of the Bushveld Complex, South Africa, and the J-M Reef of the Stillwater Complex, Montana.

ii. The second type, referred to as *"super solidus breccia"* type (SIB type), is exemplified by the Lac des Iles deposit near Thunder Bay, Ontario and possibly the River Valley PGE mineralization near Sudbury, Ontario.

Nine-tenths of the current world production of PGE, which totaled 10.6 million ounces in 2000 is from PGE dominant ores, with the bulk of the remainder recovered from magmatic nickel-copper sulphide or alluvial deposits. Most Canadian production of PGE is recovered as a byproduct from the nickel-copper sulphide deposits of the Sudbury area. A significant amount of PGE, mainly palladium, is produced from the Lac des Iles deposit estimated to contain 4.8 million ounces of the metal (2000 reserve figure).

Individual deposits in the Bushveld Complex contain several millions to many tens of millions of tonnes of mined ore plus mineable reserves. The economics of PGE deposits are comparable to gold deposits with grades from 8 to 20 g/t combined PGE + Au reflecting ore grade material.

Currently, there are primarily two North American PGE producing Mines. The Lac des Iles Mine, (North American Palladium 1999 Annual Report, Dec. 31, 1999; Reserves and Geological Resource, 97.7 million tones grading 1.78 g/tonne Pt+Pd) is located near Thunder Bay, Ontario and the Stillwater Mine, (Stillwater Mining 1999 Annual Report, Dec.31, 1999; Reserves 53.7 million tonnes grading 24.2 g/tonne Pt+Pd) is located in Montana.

Reef and supersolidus intrusion breccia-type PGE deposits share a number of geological features, but they contrast with each other in several important respects. Reef-type deposits occur as conformable zones within specific layers in large layered mafic to ultramafic intrusions, such as the Bushveld and Stillwater complexes, extending for tens to hundreds of kilometers. The super solidus intrusion breccia-type deposits such as at Lac des Iles, form irregular crosscutting zones associated with pegmatitic mafic and ultramafic phases. The intrusion forms complex zones of breccias in a funnel-shaped body in the order of kilometers.

The majority of PGE deposits associated with intrusive complexes are Precambrian in age; the Tertiary Skaergard Intrusion is an exception. For reef-type deposits, the host intrusions are generally more than 200 Ma younger than the country rock, reflecting a stable cratonic setting at the time of emplacement. In contrast, the supersolidus intrusion breccia-type deposits are nearly coeval with adjacent granites; and regional granitoid rocks, which are generally ca. 30 Ma older

Genetic models for PGE-dominant deposits involve both magmatic and volatile-related phases. A current model for reef-type deposits invokes injection of a plume of new mafic sulphide enriched magma into a large, density-stratified magma chamber. During the subsequent turbulent mixing, minor amounts of immiscible sulphide liquid separate and scavenge PGE from the host magma. With further cooling and crystallization, the PGE-enriched sulphides descend to the base of the intrusion, forming a PGE-rich layer, the PGE reef. Pegmatitic textures and hydrous minerals common to PGE reefs are likely products of excess volatiles produced by the crystallization of associated volatile-rich phases in the magma.

The genetic model for the SIB-type mineralization at Lac des Iles also relies on magma mixing. According to this model, mafic bodies enriched in PGE are emplaced in the host complex near its margins and mix with volatile-rich magmas, generating breccia and incorporating into the melt affecting the precipitation of PGE-enriched sulphide.

9.2 Current PGE Research, Sudbury Area

The PGE metallogenic region of Sudbury, Ontario, extends approximately 80 kilometers west to 80 kilometers east of Sudbury. This area has been the locus of PGE mineralization and Ni-Cu-PGE mineralization over an extensive period of geological time. The localization of PGE mineralization in this region may connote that the magmas associated with this mineralization came from a similar mantle source.

PGE enriched intrusions may be classified according to age, (see table below).

Table B: Age relationship pf significant PGE intrusions, Ontario.

<table>
<tr><td rowspan="4">Precambrian</td><td rowspan="2">Proterozoic</td><td>900
Mesoproterozoic</td><td>1108 Keweenawan Intrusions: Nipigon Plate, Duluth Complex (Minnesota)</td></tr>
<tr><td>1600
Paleoproterozic</td><td>1850 Sudbury Intrusive Complex, Nickel Offset Dikes
2219 Nipissing Gabbro
2470 East Bull Lake Intrusive, Agnew Lake
2475 River Valley Intrusive</td></tr>
<tr><td rowspan="2">Archean</td><td>2500
Neoarchean</td><td>2692 Lac des Iles, Legris Lake?, Vande Lake?, Noname Lake?</td></tr>
<tr><td>2900
Mesoarchean</td><td></td></tr>
</table>

Note: ages are in millions of years (Ma).

10.0 EXPLORATION

The summer 2001 exploration programs in the Sudbury area consisted of reconnaissance level geological mapping and rock chip sampling and detailed sampling and mapping. Exploration was undertaken on four of the areas and a total of 504 rock chip samples were submitted for analysis. The programs were a follow-up to the 2000 results, evaluation of a priority targets not visited in 2000, and an evaluation of newly acquired properties during 2001. In total 786 rock samples have been analyzed in the two years.

The Sudbury Project area was subdivided into 13 distinct geographic exploration sectors: The table below identifies the areas and bullets their work history and status.

Table C: Sudbury Projects, Exploration Status.

Exploration Area	Acquisition Year	2000 Exploration	2001 Exploration	Status
Beaumont Property	2001		£	Active
Casamir Property	2000	□	□	Hold
Crerar Property	2000	□	□	Hold
Davis-Janes Block	2000		£	Active
Falconer Property	2000	□	□	Hold
Henry Block	2000	£	□	Hold
Janes Property	2000	£	□	Hold
Loughrin-Henry South Block	2000		£	Partial abandon
Loughrin North Block	2000	□	£	Partial abandon
McWilliams Property	2000	□	□	Hold
Notman Property	2000	□	□	Hold
Street Property	2000	□	□	Hold
South Street Property	2001		£	Active
£Exploration undertaken □No exploration undertaken				

10.1 Project Area Rock Types - River Valley Area

The nomenclature used to describe the rock suite of the River Valley intrusion was adopted from the OGS (Ontario Geological Survey) field terms for gabbroic rocks based on visual estimates of the percentage of mafics to felsics:

ROCK NAME MAFIC %
Anorthosite 0 to <10
Leucogabbro 10 to <25
Gabbro (mesogabbro) 25 to <55
Melanogabbro 55 to <90
Ultramafic 90 to 100

The following list identifies the rock classification that was utilized for field mapping during the Summer 2000 and 2001 exploration program.

Late Gabbro Dikes
Dark grey, fine grained with compact grains of dark grey feldspar and pyroxene. Usually contains 3%-5% fine grained magnetite. Typically occur as northwest trending dikes 30-100 meters wide.

Paragneiss
Pink, equigranular containing 10%-30% biotite, 10% quartz and 60%-80% feldspar. Magnetite is often associated with this unit. Commonly displays complex fold patterns, small scale drag folds and stretched fabric.

Granite gneiss
Pink to grey-white, coarse grained to pegmatitic often containing feldspar augen.

Nipissing Gabbro
Compact interlocking crystals of grey feldspar, amphibole +-pyroxene. Weakly–moderately magnetic.

Huronian Sediments
Conglomerate, quartzite, argillite, calcarenite, and chert.

RIVER VALLEY SUITE

Gabbro-norite

A leucocratic, equigranular medium grained rock composed of 60% plagioclase feldspar, 20%-30% orthopyroxene (bronzite) and 10%-20% clinopyroxene. Orthopyroxene occurs as stubby crystals or grains greenish-brown in color. Considered being a primitive magmatic component of the RVI.

Anorthosite

Leucocratic, fine-very coarse grained composed of plagioclase feldspar with <10% black-blackgreen amphibole (hornblende), varitextured.

Leucogabbro

Leucocratic fine-very coarse grained composed of plagioclase feldspar containing 10% to less than 25% amphibole. Varitextured, cumulate texture and intercumulate amphibole megacrysts-aggregates, commonly chloritized and displays magmatic layering.

Gabbro

Medium-very coarse grained with amphibole megacrysts and a range of mafic mineral content from greater than 25% to less than 55%. Probably the most common rock type encountered. Deformed gabbro displays prominent gneissic centimeter-decimeter scale banding. May also display cumulate textures and primary magmatic layering.

Melanogabbro

Dark fine-medium grained with a mafic mineral content ranging from greater than 55% to less than 90%. Highly deformed equivalents exhibit intense foliation and development to schist.

Ultramafic

Ultramafics occur as two types:

1. Amphibolite-hornblendite schist. Often rusty and crumbly.
2. Bronzite ultramafic, websterite; Dark green to black felted mass of amphibole and +-clinopyroxene, containing 10%-30%, 1-5cm oikocrysts of bronzite ranging from1-5 cm, equates to pyroxenite.

10.2 DAVIS-JANES BLOCK

10.2.1 Location and Access

The center of this block of 34 contiguous claims is located at UTM coordinate 541 000E and 5 165 000N. The claims are in Davis and Janes Townships with 90% of the claims situated in Davis Township.

Access to the area can be gained by travelling along highway 535 north of Hagar, Ontario for a distance of 21 kilometers, to an intersection just north of the Kabikotitwia River at abandoned railway stop Washigama. From here roads and ATV trails provide access to various sectors of the property.

10.2.2 Land Holdings

(See appendix 1 for detail list.)

This block is comprised of 34 contiguous claims totaling 1,658 hectares. The majority of the claims are situated in the southern half of Davis Township. The table below summarizes the claims grouped into this block.

Vendor	Claim No.	Township	Hectares	Mineral Title
Brady/Van Lith	1197515	Davis	96	Option-2% NSR
	1211069	Davis	64	Option-2% NSR
	1117868	Davis	16	Option-2% NSR
	1117869	Davis	16	Option-2% NSR
	630229	Davis	16	Option-2% NSR
	630230	Davis	16	Option-2% NSR
	721286	Davis	16	Option-2% NSR
	647641	Davis	16	Option-2% NSR
	1214990	Davis	32	Option-2% NSR
	681918	Davis	16	Option-2% NSR
	721284	Davis	16	Option-2% NSR
	721285	Davis	16	Option-2% NSR
	681919	Davis	16	Option-2% NSR
	721283	Davis	16	Option-2% NSR
	985108	Davis	16	Option-2% NSR
	1197272	Davis	48	Option-2% NSR
	787737	Davis	16	Option-2% NSR
	985106	Davis	16	Option-2% NSR
	985107	Davis	16	Option-2% NSR
	985446	Davis	16	Option-2% NSR
	985447	Davis	16	Option-2% NSR
	986448	Davis	16	Option-2% NSR
	985439	Davis	16	Option-2% NSR
	985440	Davis	16	Option-2% NSR
	985441	Davis	16	Option-2% NSR
	985442	Davis	16	Option-2% NSR
PGM Ltd.	1244348	Davis	256	Staked 100%-2%NSR
	1244349	Davis	256	Staked 100%-2%NSR
	1043528	Davis	28	Staked 100%-2%NSR
	1043529	Davis	200	Staked 100%-2%NSR
	1244203	Davis	20	Staked 100%-2%NSR
	1244351	Davis	221	Staked 100%
	1241415	Janes	50	Staked 100%
	1244201	Janes	159	Staked 100%

10.2.3 Previous Work

Historically this area, since the late 1800's has been prospected for gold and base metals. Numerous small pits and trenches attest to the level of interest in the area. Production from operations at the Rose Gold Pit (circa 1983) and Norstar Mine (circa 1985, Groundstar Resources) yielded limited gold and copper ore; 5,000 and 63,000 tons respectively. Summarized below are some of the more significant exploration programs that have been undertaken in the area.

1. 1975, Groundstar Resources, VLF-EM survey.
2. 1979, Kerr Addison Mines, VLF-EM survey, magnetometer survey.
3. 1980-90's, Van Lith/Brady, trenching and rock sampling
4. 1981, Silverside Resources Inc., EM survey and soil geochem survey.
5. 1982, Occidental Petroleum, trenching.
6. 1987, Imperial Metals Corporation, airborne VLF-EM and mag survey.
7. 1988, Imperial Metals Corporation, soil geochemical survey.
8. 1989, Kerr Addison Mines/Minnova Inc., humus survey.
9. 1991, Palkovitz et al, trenching and rock sampling.

10.2.4 Results and Interpretation

10.2.4.1 Geology and Mineralization

This block of claims straddles the Grenville Front Boundary Fault separating highly deformed gneisses and River Valley intrusive rocks to the south from relatively undeformed Huronian sediments and Nipissing Gabbro intrusive rocks to the north. Two distinct PGE potential environments were investigated; a.) Nipissing Gabbro sills and dikes, b.) River Valley intrusive.

10.2.4.1.1 Nipissing Gabbro

Archival data from geological and geophysical reports was compiled to locate gabbro outcrop and magnetic linears, which were subsequently field investigated, mapped and sampled.

Mapping of the distribution of Nipissing Gabbro indicated that the majority of the gabbro within the central portion of the block, occurs as long narrow east-west trending sills (30-40 meters wide, undetermined strike length, but mapped to at least 1,700 meters in length). Two notable exceptions occur at the eastern sector of claim 1043529 and claim 1244351.

On claim 1043529 a Nipissing Gabbro sill 500 meters wide and 1000 meters long extends northwestward beyond the property boundary. Its southern extent is unknown as it approaches the Grenville Front Boundary Fault. A copper showing on a road cut at outcrop #105 (UTM 542 561E/5 165 938N) is associated with a contact of autobrecciated gabbro and quartzite sediment.

In the northeast corner of claim 1244351 a portion of a larger northeast trending Nipissing gabbro sill occurs. Within the property no significant sulphides were observed on this intrusive.

An outcropping of mineralized gabbro possibly related to the larger intrusive mentioned above occurs at a railway cut on outcrop #179 (UTM 544 409E/5 164 903N). Rocks in this area generally exhibit stronger deformation due to their proximity to the Grenville Front Boundary Fault. The contacts display autobrecciated gabbro with minor sporadic mineralization of up to 1% sulphides (po90-cp10).

10.2.4.1.2 Analytical Data

A total of 37 grab rock chip samples were obtained from various outcrops of Nipissing gabbro. Pt values ranged from <5-30ppb, averaging 7.5pbb, Pd values ranged from <1-28ppb, averaging 6.3ppb and Cu values ranged from 30-849ppm, averaging 142ppm. A clustering of consistently higher values are associated with outcrop #95 (UTM 542 071E/5 165 992N), with 7 samples returning Pt ranging from 10-30ppb, averaging 20.6ppb, Pd ranging from 8-28ppb, averaging 18ppb and Cu ranging from 68-849ppm averaging 211ppm.

10.2.4.1.3 Conclusion

The base of the Nipissing Gabbro offers the best potential for hosting PGM mineralization. High magnesium values and embayed contacts identify target areas that would be of interest. However, the mapping and sampling yielded negative results. With the exception of the gabbro situated in the eastern part of Davis Township, the majority of the gabbro in the central portions appears to be too narrow. An insufficient volume of magmatic material exists, which would have limited the magma's capability of generating a significant volume of immiscible sulphides.

10.2.4.2.1 River Valley Intrusive

The River Valley intrusive occurs as two separate northeast trending limbs of a folded sill about a northeast-southwest oriented antiformal axis on claims 1244348 and 1244349 within the Grenville Front Tectonic Zone.

The north limb of the intrusive is predominantly melanogabbro gneiss 250 meters wide and mapped for over a 1,000 meter strike length. It is open at both ends. The majority of the outcrops exhibit intense recrystallization and shearing.

The southern limb is much more geologically and structurally complex. It averages 200 meters in width and was observed over a strike length of 1,000 meters. The northeast extension is open and continues beyond the eastern claim boundary. At its southwest end, the intrusive tapers down and closes off just beyond the southern claim boundary. At this point its north and south contacts were observed within a 40-meter interval and are fault related.

The northern contact of the intrusive is defined by a bronzite ultramafic unit 30-40 meters wide and 100 meters long (outcrop #157 UTM 540 355E/5 163 867N). This outcrop contains 5-20% spectacular bronzite oikocrysts up to 5cm in cross section. The oikocrysts weather recessively and display an alignment at 030° as well as a size gradation with smaller crystals at the edges of the outcrop. The magma appears to have generated an immiscible sulphide liquid precipitating pyrrhotite and chalcopyrite. Portions of this outcrop contained 1% sulphides (po90-cp10) in grab samples (see samples WDS157-1,2,3). With low PGE values.

Ultramafic bronzite also occurs at the south contact, near the southern claim boundary at the southwest end of outcrop #260 (UTM 539 994E/5 163 371N). This outcrop contains bronzite oikocrysts of 1-3cm diameter. It appears to be situated within an embayment in the footwall and contains up to 3% bleb sulphides, (cp10-po90). In proximity to this unit, at outcrop #261 (UTM 540 060E/5 163 486N) a gossaneous gabbro-norite with 3-5% sulphides (py95-cp5) distributed over 4m^2 is spatially associated with the south contact. No significant results were obtained from this gossan.

Previously it was thought that the bronzite ultramafic was associated with the basal portion of the River Valley intrusive, and served to define the stratigraphic sequence of the intrusive in this area. This relationship does not appear to be valid, based on mapping of these ultramafics in Loughrin Township; paraphrased from the North Loughrin section:

An ultramafic (websterite) unit occurs both within River Valley Intrusive and outside. These rocks have been regularly observed to flank River Valley Intrusive occupying inferred penetrative fault systems. Their distribution and an observed contact relationship in outcrop at E 539 722 and N 5 162 602 suggest that they are a younger event to the RVI. These rocks are typically elevated in Ni, Mg and Cr and may contain up to 3% po and 1% cp but invariably do not contain elevated PGE values.

The majority of the outcrop is a hybrid package of differentiated melanogabbro-gabbro-norite. Outcrop is abundant, but the complexity of magma mixing made it impossible to detail the individual units at reconnaissance level mapping. An anomalous area of Pt-Pd values occurs in intensely foliated melanogabbro at outcrop #249 (UTM 540 240E/5 163 596N). Grab samples of angular rubble derived from immediate bedrock, originally returned values from sample FDSA4-3 of 197ppb Pt, 492ppb Pd, 166ppb Au with Pt+Pd+Au = 855ppb and in FDSA4-4 150ppb Pt, 271ppb Pd , 198ppbAu with total Pt+Pd+Au = 619ppb.

10.2.4.2.2 Analytical Data

In total 38-rock chip samples were obtained from the South Arm River Valley target in 2000. The majority of them were collected from two areas that exhibited sulphide enrichment. The first set of samples, (series WDS157-1 to 5) was from the bronzite ultramafic (outcrop 157, see table below). An anomalously high palladium value of 54ppb in sample WDS157-5 was from a 3-4cm band or layer of bronzite.

Outcrop 157 samples result summary			
Element	Total samples	Range	Mean
Au ppb	5	0-4	3
Pt ppb	5	4-13	8
Pd ppb	5	3-54	21
Cu ppm	5	10-360	217
Cr ppm	5	546-1283	1063
Ni ppm	5	184-410	290
TPM ppb	5	14-62	32

Outcrop 249; 2000

The second set of samples (series DS249-1 to 19) was a follow-up to two rock chip grab samples that returned values of 197ppb and 150ppb Pt and 492ppb and 271ppb Pd (see samples FDSA4-3 and 4). Detailed sampling consisting of 15 rock samples from the outcrop within a 16m^2 area produced the following results:

Outcrop 249 samples result summary			
Element	Total samples	Range	Mean
Au ppb	15	2-481	123
Pt ppb	15	19-332	115
Pd ppb	15	11-913	223
Cu ppm	15	33-1721	594
Cr ppm	15	31-511	149
Ni ppm	15	184-410	290
TPM ppb	15	14-62	32

Three of the samples were continuous rock chips that yielded the following; sample DS249-7/20cm assayed Au 30ppb, Pt 75ppb, Pd 124ppb, Cu 124ppm, sample DS249-8/50cm assayed Au 220ppb, Pt 174ppb, Pd 358ppb, Cu 1428ppm, sample DS249-10/100cm assayed Au 11ppb, Pt 44ppb, Pd 41ppb, Cu65ppm. Listed below are the results with total precious metals (TPM Au+Pt+Pd) count of >500 ppb.

Outcrop 249 results with TPM greater than 500 ppb						
Sample No	Au ppb	P t ppb	Pd ppb	Cu ppb	TPM	Pt+Pd/Au
DS 249-4	481	269	630	1009	1380	1.9
DS 249-5	410	332	913	1678	1655	3.0
DS 249-6	134	145	328	686	607	3.5
DS 249-8	220	174	358	1428	752	2.4
DS 249-12	201	173	335	1128	709	2.5
DS 249-13	166	235	301	1211	702	3.2
DS 249-14	359	309	489	1721	1157	2.2
DS 249-15	191	109	442	985	742	2.9
Averages	**270**	**218**	**475**	**1231**	**963**	

Outcrop 249 Area; 2001
(see appendix 3.)

The River Valley Intrusive is folded about a northeast trending southwest plunging isoclinal fold, and has differentiated with amphibolite and gabbronorite to norite forming the dominant phases. An intense deformation zone delineates the north contact and is expressed by severe shearing, recrystallization and schistosity. Associated to this deformation, at its northern edge, within the northeast sector of the map area, is outcropping of orthopyroxene (bronzite) ultramafic (websterite), this unit also appears within the southwest sector of the map area, in proximity to the intrusive's southern contact.

In response to the encouraging values as a result of the 2000 sampling, a detailed program involving hand stripping, power washing, channel cutting, sampling, prospecting and mapping was undertaken in the spring and summer of 2001.

An area 35 meters in length by 15 meters in width covering 525m^2 was hand stripped and power washed to expose clean bedrock. The process of power washing involves the removal of light overburden by blasting it with water, delivered from a gas powered water pump through a narrow pressure nozzle.

A total of 158 samples were collected; 100 grab samples, and 58 channel samples from 12 lines. The channel samples were cut with a gas powered diamond saw, by cutting two parallel lines 3-5 centimeters apart, along a length predetermined by sulphide content and lithology. The retained block was then pried or chiseld out and placed into a sample bag, with the appropriate label. The sample interval along the outcrop was also marked and labeled to the corresponding sample number.

Although the channel cutting was restricted to the actual outcrop of 249, the sampling, prospecting and mapping extended beyond the showing encompassing an area 750 meters in length by 250 meters in width covering 18.7 hectares.

The PGE mineralization at the 249 showing is associated with a 0.5–1 meter wide, 8 meter long, magma inclusion unit that trends in a northwest-southeast direction. Its northwest end appears to be truncated by an east-northeast trending fault while its southeast end terminates as it narrows. PGE values are associated with sulphide contents ranging from 3-7%, with chalcopyrite constituting 30-50% of the total sulphide estimate.

Element	Channel Samples			Grab Samples		
	Samples	Range	Mean	Samples	Range	Mean
Au ppb	72	1-300	36	100	0-43	9
Pt ppb	72	13-260	17	100	0-80	33
Pd ppb	72	10-516	21	100	3-129	29
Cu ppm	72	14-2181	273	100	12-3885	258
Ni ppm	72	27-655	66	100	28-452	82
TPM all ppb	72	33-1059	75	100	2-122	72
TPM>300 ppb	11	311-1059	610	0	n/a	n/a

The inclusion zone contains anomalous background indicated by a 58% proportion of the channel samples ranging from 51-100 ppb TPM. Higher TPM count is directly related to sulphide content; high precious metal values are associated with in creasing Cu and Ni values. These trends and relationships are illustrated in the charts below.


TPM Distribution Channel Samples
45
40
35
30
25
20
15
10
5
0
No Samples
TPM ppb


Cu vs TPM Channel Samples
Cu ppm
2500
2000
1500
1000
500
0
0
200
400
600
800
1000
1200
TPM ppb


Ni vs TPM Channel Samples
Ni ppm
700
600
500
400
300
200
100
0
0
200
400
600
800
1000
1200
TPM ppb

10.2.4.2.3 Conclusion 2001

Outcrop 249 Showing contains anomalous background TPM values in both the channel results as well as the grab samples of the surrounding area. The inclusion zone tends to be enriched with respect to Au versus other outcrop of the area, reflecting an enrichment mechanism, possibly as a result of precious metal concentration in a residual sulphide rich melt, that was turbulent enough to have generated inclusions at the same time scavenging precoius metals from the melt concentrating them into the sulphide fraction..

Although, the summer program expanded upon the results of the previous years work, prospecting and mapping failed to extend the mineralization beyond its know extent.. The size limitation of this zone downgrades its potential for further investigation.

10.3 HENRY BLOCK

10.3.1 Location and Access

This block is comprised of 18 contiguous claims. All with the exception of claim 1179570 are located in Henry Township. The center of the block is situated at UTM 546 000E/5 160 000N. Claim 1179570 is located in Loughrin Township immediately west of Henry Township.

Access to this block is gained by travelling along highway 535 north of Hagar, Ontario for a distance of 14 kilometers. At this point, a road leading east and then north with numerous side trails provides access to the claims.

10.3.2 Land Holdings

(See appendix 1 for detail list.)

This block is basically situated in the northwestern quadrant of Henry Township and is comprised of 15 contiguous claims totaling 1,043 hectares. The table below summarizes the claims grouped into this block.

Vendor/Owner	Claim No	Township	Hectares	Mineral Title
Positano A.J.	1179612	Henry	16	Option
	1179613	Henry	15	Option
Postano J.J.	1179639	Henry	22	Option
	1179638	Henry	14	Option
	1179637	Henry	9	Option
	1179614	Henry	68	Option
Granpos	1237461	Henry	220	Option
	1229141	Henry	140	Option
	1229140	Henry	16	Option
	1228796	Henry	220	Option
	1228797	Henry	144	Option
Brady J.G.	1179570	Loughrin	240	Option
	1179571	Henry	64	Option
PGM Ltd.	1244371	Henry	5	Staked 100%
	1244370	Henry	8	Staked 100%

10.3.3 Previous Work

Historically this area has received limited exploration for metallic minerals. The thrust of the work since the 1980's was directed at assessing the rocks of the area for their dimension stone potential. Listed below is some of the more significant work.

1. 1973, Ontario Department of Mines, Preliminary Compilation Map River Valley area by S.B. Lumbers.
2. 1983-86, Warren Industrial Feldspar removed blocks from Positano Quarry area for ASTM testing.
3. 1988, Poscano Granite, 43m^3 of stone quarried from Positano site.
4. 1994-96, WMC International Limited, airborne mag, EM, reconnaissance mapping and sampling for Ni-Cu-PGM targets.
5. 2000, Ontario Geological Survey, Regional geochem survey of distribution of platinum, palladium, gold, kimberlite indicator minerals and base metals in surficial sediments in the River Valley area.

10.3.4 Results and Interpretation

10.3.4.1 Geology and Mineralization

River Valley intrusive occupies the eastern third of the Henry block as a 1,500 meter thick sill trending north-northwest and flanked by paragneiss to the east and west. Both contacts exhibit linear zones of tectonic deformation and intense recrystallization with accompanying gneissosity. The western contact with paragneiss is clearly defined by a northwest trending magnetic linear that is associated with the paragneiss unit. Parallel to this linear and 200 meters west of it, a band of fine grained gabbro-melanogabbro 200 meters thick correlates with the RVI. The southern contact of the intrusive with paragneiss is more complex exhibiting juxtapositioning of units as a result of late faulting.

North of the Positano Quarry, an area of high outcrop exposure reveals differentiated anorthosite-leucogabbro-gabbro. Fine to very coarse grained, megacrysts, pegmatoidal and cumulate textured rocks with magmatic layering occupy the central undeformed portion of the intrusive. Locally, mylonitic deformation zones discordant and concordant with the regional foliation exhibit intense shearing and high strain fabric. Areas of hybrid rocks of a gabbro-norite phase, occur in the northern portion (outcrop #45 UTM 546 493E/5 161 670N). Sulphide mineralization is sparse, however, an exfoliated slab from locally derived anorthositic bedrock contained 1/2% blebby chalcopyrite (outcrop #42, sample 42-1, UTM 546 876E/5 161 460N). Another slab 80 meters northwest of the previously mentioned one (outcrop #43, sample 43-1, UTM 546 808E/5 161 488N) contained a coarse bleb of chalcopyrite in an anorthosite with a pegmatoidal amphibole phase. A follow-up soil grid in this area 300x500 meters (covering an area of 1.5 hectares) was established to aid in determining the extent of a potential mineralized zone.

At outcrop #16 (UTM 546 163E/5 161 208N) a lensoidal melanogabbro inclusion measuring 1.4x2.8 meters occurs within sheared and deformed recrystallized gabbro. Chalcopyrite mineralization associated with a quartz pod (15x20cm) at the nose of the inclusion returned a value of 347 ppb Pt.

In the south portion of the Henry block, within claim 1228797 in outcrop area #54 (UTM 546 054E/5 158 716N) a hybrid package of rocks weakly mineralized with disseminated sulphides are spatially associated with a complex intrusive contact area. This contact area displays a juxtapositioning of the regional lithologies and discontinuous trends. The predominant rock types are gabbro-melanogabbro with minor gabbro-norite.

10.3.4.2 Analytical Data

Within the Henry block 92 rock grab samples and 142 B-horizon soil samples were collected. This sampling can be further subdivided into north Positano Quarry area, 32 rock samples and 127 soil samples; outcrop #16 area, 22 rock samples and 15 soil samples, outcrop #54 area, 19 rock samples.

North Positano Quarry Area

Rock samples from the north Positano Quarry returned values in Pt ranging from <5-30ppb, averaging 10.9ppb, Pd ranging from <1-53ppb, averaging 10.7ppb Pd. The highest Pt value of 30ppb (sample WE33-1) correlates with a very coarse grained cumulate sheared gabbro with grey feldspar and the highest Pd value of 53ppb (sample we20-1) correlates with a cumulate leucogabbro-anorthosite locally sheared containing glassy quartz veins.

Soil samples from the grid area returned combined Pt+Pd values ranging from 1ppb-92ppb. The 92ppb combined value is from a sample (site SP075) that assayed 72ppb Pt and 20ppb Pd. Contouring of the combined Pt+Pd values 10ppb, produced a narrow (20 meter wide) linear trend

300 meters long, closed at the south end but open at the north end. It is at the north end that the high 92ppb value is located. The trend is subparallel to the observed magmatic layering.

A follow-up study of the grid data was undertaken and consisted of rock chip sampling outcrop from the immediate soil sample sites as well as re-sampling and cataloguing the soil profile at site SP075. The soil profile at SP075 has not developed the stratification associated with Podsolic soils. The profile consisted of the A_0-A_1 horizons. An A_2 zone of maximum eluviation was absent. The hole from which the sample derived from bottomed out on outcrop at a 30-cm depth. A re-sample of this dark brown A_1 material yielded a result of 173ppb Pt and 31ppb Pd (sample SP75-1). Four meters east of this site, sample SP75-2 was obtained of 'B' horizon material on a terrace bench at the edge of the knoll. This sample returned <5ppb Pt and 5ppb Pd.

Four rock chip samples of bedrock from the immediate vicinity of sample SP075 returned values of Pt ranging from 6-10ppb and Pd ranging from 4-21ppb. Three of the samples were of cumulate leucogabbro and one was an intensely recrystallized melanogabbro. Four other samples were collected along the soil contour trend and returned values in Pt ranging from 1-21ppb and Pd ranging from <5-21ppb. Sample W00819-7 yielded the 21ppb Pt and Pd result, as well as a 599ppm Cu assay. This sample contained 1/8% disseminated chalcopyrite and correlates with outcrop #42, which may be the bedrock source of sample WE42-1, that contained 1/2% blebby chalcopyrite and assayed 13ppb Pt, 9ppb Pd and 514ppm Cu.

Outcrop #16 Area

The area exhibits elevated background with Pt values ranging from <5-47ppb, averaging 20ppb, and Pd values ranging from 3-43ppb, averaging 16ppb. The best results correlate with a lensoidal melanogabbro inclusion within a high strain zone. The most significant Pt and Pd values cluster in association with a quartz pod within the inclusion. A value of 347ppb Pt and 17ppb Pd (sample WP8A) originated from pyroxenite within the inclusion adjacent to the quartz pod. Three re-samples of this site, samples WE16-11, 12 and 13 returned; Pt-10, <5, <5ppb, Pd- 6,3,10pbb respectively. Malachite staining was observed on some of the sample material with disseminated chalcopyrite. The samples assayed 454, 453 and 670ppm Cu. On strike of this area, 40 meters northwest samples WP7A and B returned 221 and 183ppb Pt, 105 and 101ppb Pd and 441 and 850ppm Cu respectively. Sample WE16-6 was a re-sample of WP7A, B, and yielded 46ppb Pt, 33ppb Pd and 102ppm Cu.

Outcrop #54 Area

The initial results from this area (samples WE54-1,2) contained weak Pt and Pd values but indicated higher than usual Cr numbers (274 and 259ppm). On this basis, as well as the geological setting (discussed above) the area was revisited. A total of 17 samples rock chip were collected returning the following results; Pt ranged from 9-49ppb, averaging 27.2ppb, Pd ranged from 8-124ppb, averaging 34.6ppb and Cr ranged from100-283ppm, averaging 200.9ppm.

10.3.4.3 Conclusion

Contact areas with breccia inclusion zones were not observed, nor were sulphide showings, but this may be function of overburden. Nevertheless, the area does offer potential for hosting PGM mineralization by virtue of its favourable chemistry, reflected by elevated PGE background and low Ti.

The sampling indicated background at the low end of high levels especially in outcrop #16 area, as well as in the anomalous trend defined by the soil survey, paralleling magmatic layering in the North Positano Quarry area. The outcrops of the area form a differentiated complex of anorthosite-leucogabbro-gabbro and gabbronorite. Differentiation by fractionation of magma can produce horizons enriched in PGE mineralization. If sulphide saturation were achieved, then PGM metals would have been scavenged out and concentrated. The large volume of intrusive in this area offers a favourable environment for hosing such a mineralized horizon.

The outcrop 54 area is consistently high in background PGEs in a hybrid zone of magmatic mixing. Although the observed sulphide mineralization is low the area is associated with an inferred contact zone.

10.4 LOUGHRIN-HENRY SOUTH BLOCK

10.4.1 Location and Access

The Loughrin-Henry South Block is comprised of staked and mineral rights acquired lands that cover two spatially distinct limbs of River Valley intrusive in the south half of Loughrin and Henry townships. Three geographically separate areas define this landholding which is centered at UTM coordinate 542 100E/5 155 200N. For the sake of clarity the areas from west to east will be referred to as areas "A", "B" and "C".

Access to area "A" is gained by travelling north of Hagar, Ontario along highway 535 for a distance of 6 kilometers to Ratter Lake road. Westward along this road for a distance of 6 kilometers to Tex's road. North along Tex's road for 3.2 kilometers to the township boundary of Hagar and Loughrin to a junction with an eastward oriented gravel road. This road provides access to claim 1241414; the Car lease and the west portion of claim 1241413. The Van Lith lease is situated 800 meters north of the junction along the extension of Tex's road.

Area "B" is reached by travelling north of Hagar, Ontario along highway 535 for 9.5 kilometers past the village of River Veuve. Lacocste side road west provides access to the Dejardins lease and the eastern portion of claim 1241413 area "A". A gravel pit located on the east side of highway 535, one kilometer north of the village provides a landmark and an access point for the Lefrancois and Simard leases.

Access to area "C" is gained by travelling north of the River Veuve village for a distance of 3.2 kilometers. A junction with a secondary side road-heading west provides access to this area and claims 1244238, 12244239 and 1244242. The furthest west, being claim 1244238 situated 2.3 kilometers from the junction.

10.4.2 Land Holdings

(See appendix 1 for detail list and appendix 2, SE Loughrin-Henry Township and SW Loughrin-Street-Hagar Township claim map.)

This block consists of staked and private land holdings covering the southern third of Loughrin Township and the southwest quadrant of Henry Township. The block is composed of 9 private landholdings and 6 staked separate claims totaling 896 hectares. The table below summarizes this block.

Vendor/Owner	Claim No-Property Description	Township	Hectares	Mineral Title
Van Lith	N1/2 Lot 8,Con I	Loughrin	64	Option-Patent
Desjardins D.	E1/2 Lot 2, Con I	Loughrin	64	Option-Patent
Lefrancois E.	E1/2 Lot 2, Con II	Loughrin	64	Option-Patent
Lefrancois A.	W1/2-W1/2 Lot 1, Con II	Loughrin	32	Option-Patent
Langeion R.	E1/2-W1/2 Lot 1, Con II	Loughrin	32	Option-Patent
Carr D.	N1/2 Lot 6, Con I	Loughrin	64	Option-Patent
Roy M.	E1/2 Lot 1, Con II	Loughrin	64	Option-Patent
Lefrancois C.	N1/2 Lot 12, Con I	Henry	64	Option-Patent
Simon J.	N1/2-N1/2 Lot 10 Con I	Henry	32	Option-Patent
	N1/2 Lot 11, Con I	Henry	64	Option-Patent
PGM Ltd.	1241414	Loughrin	64	Option-Patent
	1241413	Loughrin	160	Staked 100%
	1244328	Loughrin	32	Staked 100%
	1244329	Loughrin	32	Staked 100%
	1244242	Loughrin	32	Staked 100%
	1241416	Loughrin	32	Staked 100%

10.4.3 Previous Work

In the past this area has received limited exploration largely because it was not considered to have high potential for hosting economic mineralization. Summarized below is an outline of the work that was done.

1. 1940-1950, Jefferson I., drilled several short holes in west central Loughrin for uranium mineralization.
2. 1960 circa, INCO apparently drilled one hole into the Lefrancois copper showing.
3. 1973, OGS, Lumbers mapping and compilation of River Valley area resulting in publishing of map P-844.
4. 1995, WMC International Limited, geochemical, geological, airborne and ground geophysical reconnaissance surveys of for massive sulphide mineralization of a large land holding that included parts of Loughrin Township.
5. 1999, Mandziuk Z., undertook an exploration program of geological mapping, sampling, VLF EM and diamond drilling funded by an OPAP grant. The program covered claims 119977, 1076766 and 119976.
6. 2000, Ontario Geological Survey, Regional geochem survey of distribution of platinum, palladium, gold, kimberlite indicator minerals and base metals in surficial sediments in the River Valley area.

10.4.4 Results and Interpretation

10.4.4.1 Geology and Mineralization

This land position covers two limbs of a postulated east-west trending overturned antiform-anticline as suggested by basal ultramafic lithologies. Bronzite ultramafic was noted in the central portion of claim 1244238. The geometry of the north limb is somewhat more complex as a result of a late granitoid phase mixing with the RVI. Minor narrow (1-2 meter wide) east-west trending gabbro-norite layers containing up to 1/2% sulphides are intimately associated with this limb (outcrop #185 UTM 543 255E/5 156 340N). The Lefrancois copper showing (outcrop #139 UTM 543 620E/5 156 407N) represents an injection of a volatile-copper enriched residual fluid related to the emplacement of the granitoid phase since it is devoid of PGE mineralization.

Current reconnaissance scale mapping in this area, indicates that the south contact of the south limb of the RVI is actually located 400 meters north of previously compiled data, so that claims 1241413 and 1241414 are actually south of the intrusive. The south limb occupies the entire Van Lith lease and strikes eastward through the center of the Car lease and the northern 1/2 to 1/3 sections of the Desjardins, Lefrancois and Simard leases.

Mineralization of up to 1/2% sulphides (cp50-po50) occurs on the Van Lith property (outcrop #238 UTM 538 691E/5 154 785N) in melanocratic amphibolite meter scale bands (layers) within a leucogabbro gneiss. The bands represent primary magmatic layering.

At the Car property (outcrop #214 UTM 540386E/5154683N) a tectonic contact between RVI and paragneiss is exposed over a 10-20 meter interval. Auto breccia fragments of intrusive are distributed within the contact zone.

10.4.4.2 Analytical Data

From the north limb 25 rock chip samples were collected from a suite of gabbroic rocks and primitive gabbro-norite magma. The gabbro-norite assemblage hosted 1/8-1/2% disseminated sulphides in the proportion of cp10-po90. Assays from this unit returned the following result; Pt ranged from 10-93ppb, averaging 38ppb, Pd ranged from 9-80ppb, averaging 35ppb, Au ranged from 14-62ppb, averaging 33ppb, Cu ranged from 128-485ppm, averaging 257ppm.

A sample of bronzite ultramafic, (sample FLA12-1) from the area did not return elevated PGE, Au or base-metal values, but did yield a 716ppm Cr assay which appears to be characteristic of this rock type from the project area.

Three soil sample traverse lines were established and oriented in a north-south direction through the center of claims 1244238, 1244239 and 12442242. B-horizon material was collected where it occurred generating 46 samples. The results of this sampling did not detect PGE enrichment in the surficial material.

Few samples were taken from the south limb, as mineralization was sparse, with the exception of the mafic layered leucogabbro gneiss at the Van Lith property. The mafic layers contained 1/2% blebby sulphides (cp50-po50, samples 238-1-6). Assay results of these samples yielded low PGE numbers, but the Cu values ranged from 102-1853ppm. The samples from this site also returned the highest Ti values obtained from the project area. The highest values of 0.636% and 0.633% Ti from samples WLS238-1 and WLS238-2 respectively correlate with the high copper values of 1853 ppm and 664 ppm respectively collected from the east side of the river bank. On the west side of the river bank sample FLSA24-1 returned values of 44ppb Pt, 155ppb Pd and 2117ppm Cu from boulder rubble of gabbro gneiss.

10.4.5 Conclusion

The geological environment of the north and south limb exhibits limited potential for hosting PGE mineralization associated with magma differentiation and fractionation (i.e., reef type). The gabbro-norite unit may represent a primitive melt that has not evolved to any extent. The paucity of the sulphides and the low PGE numbers and the narrowness of the horizons also down grades the area's potential.

On the Van Lith property the mafic layers mineralized with chalcopyrite exhibit a chemical signature atypical (i.e. high Ti) of the project area. These bands may represent primary igneous layering, but it appears that they were not enriched in PGE's despite their favourable chalcopyrite mineralization. Sample FLAS24-1 assayed 199ppb combined PGM and should be followed-up to locate its source.

10.5 JANES PROPERTY

10.5.1 Location and Access

The Janes property is located in the southwest quadrant of Janes Township and consists of one claim centered at UTM co-ordinate 544 450E/5 163 800N. The property is accessed by driving north of Hagar, Ontario, on secondary road 535 for 20 kilometers to the southern claim boundary. The road continues northwestwards bisecting the claim.

10.5.2 Land Holdings

(See appendix 1 detail list.)

This property consists of one claim as summarized below.

Vendor/Owner	Claim No	Township	Hectares	Mineral Title
PGM Ltd.	1179496	Janes	64	Option

10.5.3 Previous Work

This claim by itself has not received any documented exploration in the past. It has been included in regional reconnaissance surveys simply because of its geographic location. In this respect, the following programs have covered the area.

1. 1969, Kennco, regional airborne geophysical survey.
2. 1973, Lumbers, Geological Compilation Map P844 at a scale of 1:63360.
3. 1995, WMC International Limited, geochemical, geological, airborne and ground geophysical reconnaissance surveys of for massive sulphide mineralization of a large land holding that included parts of Loughrin Township.
4. 2000, Ontario Geological Survey, Regional geochem survey of distribution of platinum, palladium, gold, kimberlite indicator minerals and base metals in surficial sediments in the River Valley area.

10.5.4 Results and Interpretation

10.5.4.1 Geology and Mineralization

This property is predominantly underlain by River Valley gneissic gabbro that trends from 070° to 080° and dips steeply to the southeast. No significant mineralization was encountered. The rocks are identified as belonging to the River Valley intrusive, but the limited size of the property impedes a geological interpretation, that evaluates its significance.

10.5.4.2 Analytical Data

A total of 19 rock chip samples were collected. The best result was from a coarse cumulate gabbro with mafic megacrysts that returned values of; 25ppb Au, 40ppb Pt, 50ppb Pd and 135ppb Cu.

Soil sampling did not reveal any anomalous PGE trends. From 44 samples collected two contained anomalous values of Pt (BJS13 and BJS14, 14 and 10ppb respectively).

10.5.5 Conclusion

No areas of mineralization were observed on the property and the analytical data suggests that this portion of the cumulate gabbro is not enriched in platinum group metals.

10.6 LOUGHRIN NORTH BLOCK (Racicot-Loughrin Claims)

10.6.1 Location and Access

The Loughrin Property is situated 45 kilometers northeast of Sudbury, Ontario within NTS sheet 41INE. The center of this block of 30 contiguous claims is located at UTM NAD 27 coordinates 539 950E and 5 162 150N.

Access to the area can be gained by traveling along highway 535 north of Hagar, Ontario for a distance of 19 kilometers, to the intersection of a southwestward heading gravel road. Traveling along this road in a general west-southwest direction for 6.2 kilometers reaches the eastern boundary of claim 1229480. The claims are further accessed by trails suitable for ATV transportation.

10.6.2 Land Holdings

(See appendix 1 for detail list and appendix 2 for claim map.)

This property consists of two unpatented 3 x 5 mining claims totaling 30 units. The property is subject to annual option payments and a 2% net smelter return (N.S.R). The claims were staked in 1998 and are in good standing until their anniversary date of November 25th, 2002. The claims are summarized below:

Vendor/Owner	Claim No	Township	Hectares	Mineral Title
Racicot F.	1229480	Loughrin	256	Option
	1229481	Loughrin	256	Option

10.6.3 Previous Work

Historically Loughrin Township has seen limited exploration reflected by the dearth of assessment filings and mineral prospects. Outlined below is a list of relevant work that included the property portion of Loughrin Township.

1. 1940-1950, Jefferson I., drilled several short holes in west central Loughrin for uranium mineralization.
2. 1973, OGS, Lumbers mapping and compilation of River Valley area resulting in publishing of map P-844.
3. 1995, WMC International Limited, geochemical, geological, airborne and ground geophysical reconnaissance surveys of for massive sulphide mineralization of a large land holding that included parts of Loughrin Township.
4. 2000, Ontario Geological Survey, Regional geochem survey of distribution of platinum, palladium, gold, kimberlite indicator minerals and base metals in surficial sediments in the River Valley area.

10.6.4 Results and Interpretation

10.6.4.1 Geology and Mineralization

(see figure 3.)

The River_Valley Intrusive on the property occurs 1000 meters south of the Grenville Front within the Grenville Front Tectonic zone and has been subjected to regional metamorphism at the upper amphibolite facies. The intrusive trends in general northeast direction within the claim block and then swings eastward beyond the eastern claim. It averages 1400 meters in width and constitutes 80% of the bedrock on the property. The majority of the surrounding country rock is paragneiss, although locally alkali intrusive is also present.

Late magnetite gabbro dikes and sills occur within the map area and correlate to major linear magnetic highs. They have been traced for hundreds of meters and attain widths of 150 meters. No sulphide mineralization is associated with this gabbro.

An ultramafic (websterite) unit characterized by the presence of orthopyroxene (bronzite) phenocrysts ranging in size from 2cm to 5cm with an actinolite matrix displaying uralitization of the pyroxenes occurs both within River Valley Intrusive and outside. These rocks have been regularly observed to flank River Valley Intrusive occupying inferred penetrative fault systems. Their distribution and an observed contact relationship in outcrop at E 539 722 and N 5 162 602 suggest that they are a younger event to the RVI. These rocks are typically elevated in Ni, Mg and Cr and may contain up to 3% po and 1% cp but invariably do not contain elevated PGE values.

The River Valley intrusive suite comprises the majority of bedrock underlying the property. Its distribution is characterized by two domains, an eastern suite dominated by anorthositic to leucocratic gabbro, and a western suite dominated by melanocratic gabbro. Separating the two domains, is a northwest tending fault that truncates magnetic linears and igneous stratigraphy.

Foliations, gneissosity and schistosity generally trend northeast and dip south, with the exception of foliation in the northeast quadrant of claim 1229480. Here the foliation trend gradually swings to the southeast from the general trend. This trend also parallels the strike of a nearby magnetic linear which coincides with the strike of two sub-parallel magnetite gabbro dikes.

The RVI in the area of the claims is fault bounded throughout its contact length on both the north and south sides. Tectonic deformation has imparted a strong planar fabric resulting in contact areas of gneiss and mylonite. The contact deformation zone transgresses all of the lithologies of the RVI, but is dominated by gabbro to melanogabbro gneiss partly the result of recrystallization, concentrating melanocratic mineralogy into bands. Within these zones a very granular texture has developed.

The process has also affected the RVI internally. Gneissic foliation defines linear deformation boundaries encompassing lensoidal preserved cores affecting large areas as well as smaller areas at outcrop scale. Often the gneissosity is observed at the edges of outcrops while the centers, usually topographic highs are preserved.

Stratigraphy within the intrusion is somewhat ambiguous but mapable units were recognized and defined. Three hundred meters north of the south contact of the RVI on claim 1229481 a 100-150 meter thick gabbronorite to olivine gabbronorite was traced in a northeasterly direction for over 1000 meters. Feldspars in the unit are usually grey to purple, reflecting preservation of TiO_2 inclusions. The stratiformity of the unit suggests that it is a stratigraphic member of the RVI. It is traceable over the entire width of claim 1229481 but appears to be truncated by a northwest trending fault in the vicinity of the common claim boundary between claims 1229480 and 1229481. Its eastern extension may correlate with a gabbronorite horizon 600 beyond the east boundary of claim 1229480 as shown on earlier maps.

Narrower 20–30 meter wide gabbronorite horizons were recognized over semi continuous strike lengths north of the above olivine gabbronorite. They also conform to the regional strike but are difficult to trace for any significant distance along strike.

The contact areas of the RVI were selected as targets for hosting contact breccia related mineralization. In Dana Township the mineralized zones in the RVI being explored by Pacific Northwest Capital are directly related to high magma dynamics. The process results in brecciation that generates autoliths and xenoliths contaminating the magma affecting sulphur saturation. Therefore, where breccias are developed mineralization increases and where magma dynamics are low, mineralization is absent.
Sulphide mineralization on the whole is scarce on the Loughrin property and more importantly rare along contacts. This may be a reflection of either:

1. magma evolved in a dynamically suppressed environment.
2. tectonic overprinting affected contact preservation.

Typically one would expect breccia development within 300 meters of a footwall contact if a dynamic process was active. At the Loughrin property this was not observed.

10.6.4.2 Analytical Data

(See appendix 1.)

In total 39-rock chip samples of various rock types were obtained from the area. The total precious metal count-TPM (Au+Pt+Pd) for these samples ranged from nil to 123ppb with an average of 20.9ppb. Only two samples returned a TPM greater than 100ppb. The highest recorded values from sample 114418 are from a rather bland, foliated melanogabbro containing trace chalcopyrite. A TPM value of 123ppb (Au=20, Pt=73, Pd=30) was obtained from this sample. The TPM value correlates with higher than average Cu content of 539ppm but a low Ni content of 20ppm.

One other anomalous sample 114365 returned a TPM value of 110ppb (Au=2, Pt=14, Pd=94) from rusty pegmatoidal mafic patches in anorthosite with no association to Cu or Ni.

Copper values ranged from 4-539ppm averaging 77.2ppm. The high of 539ppm was from sample 114418 described above. A trend line would define a weak relationship of increasing PGE values with a corresponding increase in Cu.


Cu vs TPM (Au+Pt+Pd) ALL SAMPLES
Cu ppm
600
500
400
300
200
100
0
0
20
40
60
80
100
120
140
TPM ppb

Nickel values ranged 11-400ppm averaging 107.8ppm. The highest values ranging from 223-539ppm reflect melanocratic to ultramafic suite of rocks that also show corresponding higher Cr and Mg values. The higher Ni content of these rocks did not reflect higher TPM values.


Ni vs TPM (Au+Pt+Pd) ALL SAMPLES
Ni ppm
500
400
300
200
100
0
0
20
40
60
80
100
120
140
TPM ppb

10.6.5 Conclusion

Sampling of various lithologies based on sulphide content and texture did not identify significantly anomalous areas. The results are a reflection of the scarcity of sulphides. The average background PGE content of all the samples is 8.8 and 9.8ppb Pt and Pd respectively. This is somewhat lower than values encountered in unmineralized portions of the RVI at the Dana Lake-Lismer's Ridge zones, where unmineralized lithologies average 9.4 and 15.4ppb Pt and Pd respectively.

Although, a significant portion of the Loughrin property is underlain by River Valley intrusive, the paucity of sulphide mineralization especially in contact areas, downgrades this target as having a high potential for hosting significant PGE mineralization. The best potential remains with stratigraphic horizons within the intrusion.

10.7 SOUTH STREET PROPERTY (BEVANS-et-al STREET CLAIMS)

10.7.1 Location and Access

The Street Property is located 30kilometers east-northeast of Sudbury, Ontario within NTS sheet 41INE in the southwest quadrant of Street Township.The center of this block of 8 contiguous unpatented claims is located at UTM NAD 27 coordinates 530 500E and 5 155 000N.

The property is accessible from both the east and west ends and since the access from the east is easier, it will be described. Travel east on Highway 17 from Sudbury, Ontario to the village of Markstay about 40 kilometres. From the main intersection in the village north on Main street for 6.9 kilometers to a "Y" fork marked as Crerar road. A short distance to McNabb road then west for 2 kilometers turning north along the Street Loughrin township line for an additional 1.1 kilometers. At this point ATV transportation is required to travel westward along an old lumber road for 1,300 meters. From this point a new ATV trail was cut for 800 meters northwesterly to reach the area of the main showings.

10.7.2 Land Holdings

(see appendix 2 for claim map, South Street Property)

The property consists of 11 unpatented contiguous mining claims totaling 77 units comprising 1,232 hectares. The claims are recorded in the Sudbury Mining Division on claim map G-4109. The claims are subject to an option agreement between Platinum Group Metals Ltd and S. Jobin-Bevans, R.Rintala and C. Johnson. Under the option agreement Platinum Group Metals Ltd. has the right to acquire a 100% interest subject to annual option payments over a two-year period. Below is a summary of the property.

Vendor/Owner	Claim No	Township	Hectares	Mineral Title
Jobin-Bevans S.	1229544	Street	128	Option
Rintala R.	1229545	Street	64	Option
Johnson C.	1229543_	Street	128	Option
	1223161	Street	128	Option
	1229377	Street	128	Option
	1229541	Street	128	Option
	1230221	Street	128	Option
	1229551	Street	128	Option
	1230037	Street	128	Option
	1244424	Street	128	Option
	124438	Street	16	Option

10.7.3 Previous Work

The area in Street Township underlain by Grenville Province rocks was not considered in the past to posses high mineral potential, with the exception of industrial minerals as is highlighted by the garnet quarry operated by Jarvis Ltd northwest of the property. Most of the surveys over the area have been regional in context and are summarized below.

1. 1973, OGS, Lumbers mapping and compilation of River Valley area resulting in publishing of map P-844.
2. 1995, WMC International Limited, geochemical, geological, airborne and ground geophysical reconnaissance surveys of for massive sulphide mineralization of a large land holding that included parts of Loughrin Township.
3. 1998-1999, OGS, Mapping and sampling by Easton.
4. 1999, Jobin Bevins and Johnson under OPAP Grant OP99-297, prospecting, sampling VLF surveying and ground magnetometer surveying of current property.

10.7.4 Results and Interpretation

10.7.4.1 Geology and Mineralization

The summer 2001 program's objective was, to expand upon the favourable results reported by the vendors and to investigate the distribution of River Valley Intrusive, with respect to the its geological setting as mapped by the Ontario Geological Survey.

The geology of Street Township is bisected into two domains defined by the northeast-southwest trending Grenville Front. The northwest sector is comprised of Huronian Super group metasediments and Nipissing Gabbro while the southeast sector is dominated by amphibolite facies migmatite, ortho and para-gneisses and River Valley Intrusive. All of the above have been intruded by olivine diabase dykes of the Sudbury Dyke Swarm.

The River Valley Intrusive occurs as a concentric-elliptical body oriented with its long east-west direction estimated at 2,500 meters, and a width estimated at 1,000 meters. This geometry, has been interpreted to be the result of multiple folding. "The body has a general crescentric-domal shape, reflecting a type-2 fold interference pattern (Ramsey 1967), whereby an earlier recumbent fold has been refolded about a steeply inclined axis." [4]

The basis for a stratigraphic correlation, employed a modified version of the stratigraphy defined by Easton. See stratigraphic table below.

UNIT or SERIES	FIELD TERM	DESCRIPTION	COMMENTS
Ultramfic series	Opx websterite	Opx phenocrysts in amphibolite(actinolite) matrix	Intrusive into River Valley suite
Upper series	Norite-gabbronorite	Fine-med grain, massive 10-30% opx	Sulphide association □ 60 meter thick
Middle series	Melanoamphibolite	Fine grain, recrystallized schistose	□30 meters thick
Fault			
Lower series	Gneissic anorthositic gabbro	Continuous and disrupted decimeter-meter mafic layering,	+150 meter thickness No significant mineralization observed

[4] Easton, R.M. 1998.Platinum Group Elements, Nickel, Copper and Chromium Potential of Mafic Rocks within the Grenville Front Tectonic Zone East of Sudbury, Project Unit 95-31; *in* Summary of Field Work and Other Activities 1998, Ontario Geological Survey, Miscellaneous Paper 169, p195-202.

Prior to commencement of the program, 5 samples were collected from the site of CJ99-M01 to verify reported assay results, (see table below).

Sampler	Sample Number	Grid locate	Pt ppb	Pd ppb	Au ppb	TPM
Ontario Geological Survey, Easton	98RME-0064		85	144		
	98RME-0024		64	102		
	96RME-0213		72	40		
Vendors	CJ99-M01	875E/BL	244	543	344	**1131**
	CJ99-M02	907E/10N	283	381	186	**850**
PTG Samples Project geologist	114001	Main showing 700E/075N	182	245	161	**588**
	114002		165	473	281	**919**
	114003		62	109	67	238
	114008		175	396	217	**788**
	114009		88	196	96	380
	114004	875E/BL	113	95	63	271

The verification samples were identified as melanogabbro to gabbronorite containing 1-10% disseminated interstitial sulphides with minor stringer sulphide. The sulphides exhibited an equal proportion of pyrrohtite to chalcopyrite, and although the results did not yield higher numbers, they were encouraging. These results, coupled with the sulphide content, warranted a detailed sampling, prospecting and mapping program, the objective of which was to extend the mineralization beyond the showing, to an area that would offer some size potential.

The vendors had established an exploration grid on the property as part of their OPAP 99 program. The grid was constructed with an east-west baseline 1,900 meters long with 200 meter spaced cross lines from 1+75W to 13+00E. The section from 5+00E to 11+00E was cut with cross lines at 50-meter spacing. This grid served to define areas for prospecting, sampling, and data compilation. For logistical purposes the grid was divided into six areas as follows:

- Main showing; north of base line between 6+75E to 7+25E.
- Main showing east; north of baseline and line 7+50E
- 875 showing; baseline and line 8+75E
- East sector; east of line 7+50E
- West sector; west of line 6+75E
- 800-75E Area

10.7.4.2 Analytical Data

(see appendix 3.)

Main Showing Mineralization

A total of 53 samples were collected from the Main Showing; 4 grab samples, 3 continuous chip samples and 53 channel samples from 10 lines. The channel samples were cut with a gas powered diamond saw, by cutting two parallel lines 3-5 centimeters apart along a length predetermined by sulphide content and lithology. The retained block was then pried or chiseld out and placed into a sample bag with the appropriate label. The sample interval along the outcrop was also marked and labeled to the corresponding sample number. Where the outcrop was too jagged for saw cutting, continuous chip samples were taken.

A summary of the results of this sampling is outlined in the table below.

Element	Tot Samples	Range	Mean
Au ppb	53	5-281	33
Pt ppb	53	24-182	53
Pd ppb	53	18-473	71
Cu ppb	53	74-2936	308
Ni ppb	53	50-1170	127
TPM all ppb	53	59-919	157
TPM >300 ppb	4	380-919	669

Channel sample lines 1 and 2 were cut at the original "discovery" outcrop, where 4 grab samples with sulphide contents ranging from ½ to 10%, averaged 581 ppb TPM, with the best sample returning 919 ppb TPM in a norite with 1% interstitial sulphides. Channel line 1 was 8.8 meters long oriented north-south, while channel line 2 was 2.2 meters long oriented at right angles, with a start point at 2.7 meters with respect to channel cut 1 and the original sample area of the 919 ppb sample. Both cuts yielded low results, with the intervals that intersected the original site, returning values of 165 ppb TPM/0.6m and 265 ppb TPM/0.8m, from cuts 1 and 2 respectively, averaging 1% disseminated sulphide. The discrepancy in results between channel and grab samples is due to the fact that channel samples are representative of the material, whereas, grab samples by their nature, are always biased towards the "best" mineralization.

The channel sampling focused on an area 25 meters long by 20 meters in width, between 6+97E to 7+22E and 0+20N to 0+40N, representing a total area of $500m^2$. Although the area contains anomalous background PGE, its concentration to economic grades was not encountered, as is supported by the values of the 53 channel cuts that average 157.4 ppb TPM.

Main Showing East

An outcrop located at 7+43E and 0+15N of preserved melanogabbro with minor epidote alteration and trace to 1% disseminated sulphide was sampled, as a follow-up to a grab sample that assayed 588 ppb TPM (114001).

Element	Tot Samples	Range	Mean
Au ppb	8	11-90	37
Pt ppb	8	27-150	73
Pd ppb	8	19-190	71
Cu ppb	8	106-646	243
Ni ppb	8	54-256	103
TPM all ppb	8	57-430	181
TPM >300 ppb	1	n/a	430

A continuous chip over 4.9 meters yielded a weighted average of 194 ppb TPM over the interval. The best value of 430 ppb TPM correlates with a sample that contained 1% sulphide, with an equal proportion of chalcopyrite to pyrrhotite.

875 Showing

This showing is locate near the baseline at 8+75E. The rocks appear more deformed than those at the Main Showing, exhibiting stronger foliation. Amphibolite predominates with minor gabbronorite. Quartz veining is also present. The original site sampled by the vendors returned a value of 1131 ppb TPM, and although it was not confirmed by a subsequent verification sample (271 ppb TPM), the site was sampled in detail by channel cutting.

Element	Tot Samples	Range	Mean
Au ppb	10	11-63	29
Pt ppb	10	13-113	36
Pd ppb	10	11-95	34
Cu ppm	10	148-594	259
Ni ppm	10	62-180	93
TPM all ppb	10	35-271	99
TPM >300 ppb	0	n/a	n/a

A total of 10 channel samples were collected over a channel cut 5.3 meters in length. All of the samples yielded anomalous but low results.

800-75E Area

This area is located on line 800E and 0+75N, was channel sampled in detail in order to acquire a representative cross-sectional sample of flat lying bedrock that exposed the contact between the Lower and Middle series. An inclusion zone, measured over an area 6 meters in width by 10 meters in length occurs at this contact between the Middle series amphibolite and Lower series leucogabbro. It is defined by a sharp micaseous layer (fault), 8 cm wide accompanied by intense shearing over l meter in width in the amphibolite. The contact strikes at 085° and dips 55° to the southeast. The inclusions were observed for a distance of 3 meters into the leucogabbro and were characterized by heterolithic stretched elliptical autoliths, leucocratic to melanocratic, ranging in size from 2-3 meters to 30-50 centimeters. Three lines totaling 6.5 meters in length were cut across the section from which 14 channel samples were obtained.

Element	Tot Samples	Range	Mean
Au ppb	14	0-12	3
Pt ppb	14	0-31	14
Pd ppb	14	0-31	12
Cu ppm	14	1-211	87
Ni ppm	14	8-183	93
TPM all ppb	14	0-50	29
TPM >300 ppb	0	n/a	n/a

Lines 1 and 2 totaled 5.3 meters in length and cut across the contact 1meter in the amphibolite with the remainder in the inclusion bearing section. Line 3 was cut across an inclusion. In both cases no sulphide mineralization was observed and the results yielded low PGE values.

Beyond the showing areas, the Middle and Upper Series, as well as the upper portion of the Lower Series of the intrusive, received high prospecting coverage. From these areas, a total of 131 grab samples were collected, 63 from the East sector, and 68 from the West sector.

	STREET EAST			STREET WEST		
Element	Samples	Range	Mean	Samples	Range	Mean
Au ppb	63	0-1100	36	68	1-102	10
Pt ppb	63	0-69	17	68	0-55	5
Pd ppb	63	0-48	21	68	0-162	11
Cu ppm	63	11-1690	273	68	5-2062	220
Ni ppm	63	12-191	66	68	9-319	63
TPM all ppb	63	0-1094	75	68	0-199	26
TPM>300 ppb	1	1094	n/a	0	n/a	n/a

The above data indicates the east section is slightly enriched in PGE's and associated elements with respect to the west section.

10.7.5 Conclusion

The central portion of the Upper Series norite and gabbronorite coincides with the axial trace of a northerly overturned syncline that may have faulted along its core length. A penetrative deformation - shearing spatially associated with this axis may have acted as the "channel" by which PGE enriched solutions migrated. This may explain the distribution of sulphides on the property related to the central portion of the Upper Series, striking east-west and centered about the grid baseline.

Detailed channel sampling failed to establish significant PGE mineralization within the showing areas and concentrated prospecting did not turn up any new discoveries. Despite the original encouraging grab samples, which tend to bias the sample towards the "better" mineralization, reconnaissance grab sampling also returned negative results. It would appear that mineralization on the property is restricted to a portion of the central Upper Series, and could not be extended beyond its known current limits.

10.8 McWILLIAMS PROPERTY

10.8.1 Location and Access

This property is located in the southwest quadrant of McWilliams Township, with a center locate at UTM co-ordinates 567000E and 5167000N. The Temagami River trends northeast through the claim block bisecting it. Access to the southern portion of the block is along highway 529A through the town of River Valley to a dirt road (referred to as the 'main gravel road'). Northeast along this road for six kilometers to an east trending gravel road (referred to as the 1st offset road). At 2.0, 3.5 and 4.0 kilometers beyond the 1st offset road are the 2nd, 3rd and 4th offset roads. The 2nd and 3rd offset roads provide access to the southern portion of the property, while the 4th offset accesses the western portion.

10.8.2 Land Holdings

(See appendix 1 for detail list.)

The property is comprised of 6 contiguous unpatented claims totaling 1024 hectares. They are held jointly by PGM Ltd. and Norcal Resources Ltd. under a joint venture agreement with 40% to the former and 60% to the latter. The table below summarizes the claims that constitute this property.

Vendor/Owner	Claim No	Township	Hectares	Mineral Title
PGM Ltd.	1244345	McWilliams	240	Staked 40%
	1244346	McWilliams	96	Staked 40%
	1244347	McWilliams	256	Staked 40%
	1244358	McWilliams	48	Staked 40%
	1244359	McWilliams	224	Staked 40%
	1244360	McWilliams	160	Staked 40%

10.8.3 Previous Work

Until recently, relatively little exploration was undertaken in this township. The initial work consisted of assessing the industrial mineral potential of the northwest corner of the township (outside the existing claim group). Currently, substantial exploration is being conducted by Mustang Minerals and International Freegold in the western portion. The more significant programs are summarized below.

1. 1959 Quebec Metallurgical Industries Ltd., trenching, stripping and geology
2. 1961 H.F. Wiemer, drilling (1hole).
3. 1999 Mustang Minerals mapping, sampling, linecutting, ground mag and IP survey

10.8.4 Local Geology and Mineralization

This property is located adjacent to the eastern edge of the River Valley intrusive. The properties western boundary is common to sections of Mustang Mineral Ltd's eastern property boundary. The mineralized zone encountered on Mustang's property appears to strike southeast onto PGM's claims. The property is underlain by a repetitive succession of northeast trending paragneisses ranging from sandstone to conglomerate. Folding about northeast trending antiforms, which plunge to the northeast and southwest, has modified this stratigraphy. As is typical of the Grenville Front Tectonic zone, the rocks of the area exhibit southeast plunging lineations, related to southeast dipping, northeast striking thrust planes. No mineral occurrences or showings are noted on archival maps.

10.8.5 Results and Interpretation

The claims were staked on the basis that the River Valley Intrusion, as indicated on published regional scale maps might extend beyond its current interpreted eastern contact. To investigate this possibility, a brief field examination was undertaken. The preliminary results suggest that the intrusive contact appears to lie to the northwest beyond the most northwestern portion of the claim block. The western edge of the property is underlain by rock that is referred to by Mustang Minerals as syenite gneiss.

The only mafic, intrusive rock encountered was off the property near the southern boundary at its east end. In this area, an operational quarry extracts a dark, fresh looking, mafic rock that may be an outlier of the River Valley intrusive or a smaller, later separate intrusion.

Several rock samples and a series of soil samples were taken but the results of these samples were not available by the time this report was prepared.

10.8.6 Conclusion

It would appear that the intrusive contact in this area lies further west than anticipated and does not occur on the property. However, given that the proximity and strike direction of Mustang's zone more detailed work is required to establish the contact with certainty. Smaller satellite intrusions related to the River Valley complex may exist. In this respect, the relationship of the quarry rock would be a critical component to resolve.

10.9 CRERAR PROPERTY

10.9.1 Location and Access

The property is located approximately in the center portion of Crerar Township, at UTM co-ordinates 560 800E/5 159 500N. The Sturgeon River trends northwest through the claim block bisecting it. Access to the northern portion of the property is along highway 529A through the town of River Valley and beyond for approximately 3 kilometers. Then, westward on a dirt road for 1000 meters past the Temagami River to a private south heading road that requires owner's permission for travel.

The southern portion of the claim block is accessed by proceediong north on highway 539 for 23 kilometers, and then northwest on a dirt road just south of the Sturgeon River. Travel along this road for approximately 3 kilometers to the southern boundary of the claim block.

10.9.2 Land Holdings

(See appendix 1 for detail list.)

This property is comprised of 1 claim situated in the northeast quadrant of Crerar Township. It is owned 40% by PGM Ltd. and 60% by Norcal Resources Ltd., and subject to a joint venture agreement. The claim particulars are summarized below:

Vendor/Owner	Claim No	Township	Hectares	Mineral Title
PGM Ltd.	1244350	Crerar	224	Staked 40%

10.9.3 Previous Work

Historically this area has been prospected for Cu-Ni mineralization associated with the margins of the River Valley intrusion. A number showings located in the northwest quadrant of the township were discovered as a result of this activity. They are currently being assessed for their PGE potential. Some of the more significant work is summarized below:

1. 1964-1966, Tomrose Mines Ltd., diamond drill program totaling 4,00 feet.
2. 1965, Falconbridge Nickel Mines Ltd., ground mag and EM surveying followed up with diamond drilling.
3. 1967, Azen Mines Lt., ground mag survey.
4. 1970, Falconbrige Nickel Mines Ltd., trenching and stripping.
5. 1989-1994, A.Leblanc, power stripping and diamond drilling.
6. 1995, WMC International ltd. airborne geophysical survey, limited geological and geochemical follow up.
7. 1999, Mustang Minerals Corp., ground mag, mapping and sampling.
8. 2000, Mustang Minerals Corp, on going geological exploration program.

10.9.4 Local Geology and Mineralization

Metasandstone gneisses that trend in a general east-west direction underlie this property. The projection of the south contact of the River Valley intrusive may skirt the northern portion of the claim. However, the contact in this area appears to exhibit a dextral displacement, resulting from late movement along a northwest trending fault, which strikes through the claim. This displacement would offset the intrusive contact to the northwest displacing it away from the northern property boundary. This fault follows the Sturgeon River influencing its drainage and may correlate with the Sturgeon River fault. Available maps do not indicate the presence of mineral showings or occurrences within the claim.

10.9.5 Results and Interpretation

Several traverses were conducted across the projected contact of the River Valley intrusive north of the Sturgeon River, but no intrusive rocks were located. Outcrops of pink paragneiss were located at several locations along the Sturgeon River and southwest of the river.

10.9.6 Conclusion

This property is situated within 800 meters to the southeast of known Cu-Ni showings that are spatially associated with the margins of the River Valley intrusive. These showings are being actively investigated for PGM mineralization. In this respect, the exact interpretation of the projection of the south contact of the River Valley intrusive is critical in assessing the potential of this claim.

10.10 GIBBONS PROPERTY

10.10.1 Location and Access

This property is located in the northwest quadrant of Gibbons Township at UTM co-ordinates 560 400E/5 161 500N. Access to the southern portion of the block is gained by travelling along highway 529A through the town of River Valley and several hundred meters beyond to a dirt road. Proceed northeast along this road for 4 kilometers, to a point where the direction changes to the southeast. This section of road provides access to the southwest boundary of the claim block.

10.10.2 Land Holdings

(See appendix 1 for detail list.)

This block is comprised of 3 contiguous unpatented claims totaling 224 hectares, held under a join venture agreement between PGM Ltd. and Norcal Resources Ltd., with 40% ownership to the former and 60% to the latter. The table below summarizes the claims that constitute this property.

Vendor/Owner	Claim No	Township	Hectares	Mineral Title
PGM Ltd.	1226001	Gibbons	16	Staked 40%
	1244243	Gibbons	80	Staked 40%
	1244247	Gibbons	128	Staked 40%

10.10.3 Previous Work

Minor exploration has been done in this township with the exception of the northwest corner beyond the existing property boundary. Regional programs that extended outside the interpreted limits of the River Valley intrusive covered this area. The more significant work carried out in the area is summarized below:

1. 1948, the "Gibbons Township Anorthosite" was originally worked by J. Theriault as a source of 'black granite' quarry stone. Worked intermittently by Nipissing Black Granite Co., Industrial Garnet Co., Erana Mines Ltd. and Mid Canada Shield Ltd.
2. 1956, Beaucage Mines Ltd. conducted a regional geological reconnaissance survey.
3. 1964, Stonefields Industrial Minerals Ltd. drilled a short hole in the northwest corner of the township.
4. 1995, WMC International Ltd. geology, along with soil and rock geochem.

10.10.4 Local Geology and Mineralization

The property is located in proximity to the southeastern contact of the River Valley intrusive and paragneisses within the Grenville Front Tectonic Zone. The area is underlain by an interlayerd succession of northeast trending metasandstones and metaconglomerate gneisses. No sulphide occurrences or showings are noted on published maps.

10.10.5 Conclusion

A short reconnaissance traverse along a road in the southern portion of the property revealed bedrock of paragneiss, that appeared more mafic and distorted at the southwest end. Since the contact of the River Valley intrusive trends northeast in the area, it would appear that the northwest sector of the property offers potential for accommodating the contact.

10.11 STREET PROPERTY

10.11.1 Location and Access

This property is situated in the northwest sector of the southeast quadrant of Street Township, with a center locate at UTM co-ordinates 529 500E/5 157 500N. Access to this claim block is reached by driving east on highway 17 for 15 kilometers to Kukagami Lake road near the hamlet of Stinson. North on Kukagami Lake road for approximately 6 kilometers to a gravel road that heads east. Proceed along this road for one kilometer to a point where its direction changes to the northeast. The western boundary of the claim block is located one kilometer east of here.

10.11.2 Land Holdings

(See appendix 1 for detail list.)

This block is comprised of 3 contiguous unpatented claims totaling 112 hectares. The claim details are summarized in the following table:

Vendor/Owner	Claim No	Township	Hectares	Mineral Title
PGM Ltd.	1224339	Street	48	Staked 100%
	1225733	Street	48	Staked 100%
	1225734	Street	16	Staked 100%

10.11.3 Previous Work

A considerable amount of work in this township was done in the north and northwest portions, northwest of the Grenville Front Boundary Fault. Recent work related to industrial minerals (garnet) has been focussed southeast of the fault. The significant work programs are summarized below:

1. 1956 –1957, Sunbeam Exploration, ground mag and EM.
2. 1957, Nickel Valley Copper, air mag and EM and geological mapping.
3. 1957, Prosco MS Ltd., industrial/geological report.
4. 1958, Nipiron Mines Ltd., drill 5 holes to test for potential gold mineralization.
5. 1969, Kennco Exploration Ltd., airmag and EM survey.
6. 1975-76, Gulf Minerals, drill 9 holes to test for potential gold mineralization.
7. 1981-83, Ateba MS Inc., airborne EM survey, follow-up ground mag and EM, soil and geological surveys.
8. 1982-1983, Watt McLean, geological mapping and sampling drill 6 holes totaling 3364 ft.
9. 1984, New Arcadia Exploration Ltd. geological field work13.
10. 1986, G. Coyne does airborne mag, EM and VLF survey.
11. 1989, Goldteck MS Ltd. Does ground mag and EM survey.
12. 1989, Goldteck Mines, Ltd. Do geological mapping and geochemical sampling.
13. 1993-1995, Emerald/Stralak resources do stripping and bulk sampling for garnets.
14. 1995, WMC International Ltd., Does Airborne Geophysics and geochemical exploration.
15. 1999, J. Brady strips, trenches and samples for building stone.
16. 1999, Ecosource Garnet Inc. does diamond drilling.
17. 1999 Geological mapping by the OGS (Unpublished).

10.11.4 Local Geology and Mineralization

Street Township straddles the Grenville-Southern geological province boundary at the extreme western end of the River Valley intrusive. The property is situated within 800 meters to the west of a lobe of the intrusive. Published maps indicate that migmatitic biotite gneisses oriented in a northeast direction underlie this area. Current mapping by the Ontario Geological Survey has identified River Valley related igneous bodies that in the past were not recognized.

10.11.5 Conclusion

This property has not been subjected to detailed geological investigation. The recognition of previously unmapped or unidentified River Valley related intrusions offers potential for locating them on the property. To a certain degree, this will be influenced by the limited land position.

10.12 SATELLITE INTRUSIVES

10.13 FALCONER PROPERTY

10.13.1 Location and Access

This property is located within the central portion of Falconer Township. Access to the property is gained by travelling south of Hagar, Ontario on highway 535 for a distance of 36 kilometers to the town of Noelville and the intersection of highway 64. Highway 64 north passes through the village of North Monetville at kilometer 11. At the main intersection in the village, a secondary side road leading east provides access to the north claim boundary 4.5 kilometers in.

10.13.2 Land Holdings
(See appendix 1 for detail list.)

This property consists of 4 contiguous unpatented claims totaling 932 hectares. The table below summarizes the claims that constitute this property.

Vendor/Owner	Claim No	Township	Hectares	Mineral Title
PGM Ltd.	1244352	Falconer	164	Staked 100%
	1244353	Falconer	256	Staked 100%
	1244354	Falconer	256	Staked 100%
	1244355	Falconer	256	Staked 100%

10.13.3 Previous Work

In the past this area was not considered to have a high mineral potential and the limited records on file at the Resident Geologist's office reflects this. The area has been assessed for its dimension stone potential and the nature of the recorded work between 1991 to 1996 was directed to *joint density studies*.

10.13.4 Local Geology and Mineralization

The property covers the southeastern portion of the Mercer anorthosite body, which intrudes the West Bay granite batholith and paragneisses. It is situated in the Central Gneiss Belt of the Grenville Province. The main body occupies a land area of approximately 2,500 hectares, and a smaller related satellite intrusion of 200 hectares occurs 150 meters to the northwest. The margin of the intrusive proximal to contact areas contains inclusions of both granite country rock and anorthosite intrusive. No mineralization has been reported from these areas.

10.13.5 Conclusion

Unlike the River Valley intrusive, which has been classified as an anorthosite associated with a layered mafic complex the Mercer anorthosite is regarded as being a massif-type anorthosite[5]. This difference may preclude the Mercer anorthosite from hosting concentrations of PGE mineralization, which at this stage can only be verified by geological field investigation.

10.14 CASIMIR PROPERTY

10.14.1 Location and Access

This property is situated in Casimir Township with a center UTM locate of 550 100E/5 130 150N. Access to this property is gained by proceeding south from Hagar along highway 535 for 10 kilometers to the village of St. Charles and the main 'T' intersection in the village. From this point eastward for about 3 kilometers on paved road to a sharp north turn. At the turn eastward for an additional 2.5 kilometers to a road leading south. 700 meters south of here the road branches off onto an ATV trail. The north boundary of the claim block is approximately 300 meters south.

[5] Easton, R.M. 1192.The Grenville Province and the Proterozoic history of Central and Southern Ontario; *in* Geology of Ontario, Ontario Geological Survey, Special Volume 4, Part2, p714-904.

10.14.2 Land Holdings

(See appendix 1 for detail list.)

The Casimir property consists of two contiguous unpatented claims totaling 384 hectares. The table below summarizes the claims that comprise this property.

Vendor/Owner	Claim No	Township	Hectares	Mineral Title
PGM Ltd.	1244356	Casamir	128	Staked 100%
	1244357	Casamir	256	Staked 100%

10.14.3 Previous Work

The only recorded work done on this site was in the general vicinity of the current claims. In both cases, the anorthositic rocks in this area were evaluated for their building stone potential.

1. 1989, Norgranite, mapping and fracture density study.
2. 1995, Mannix Granite, quarried a sample of anorthosite from patented land.
3. 1996, Guy Hinse, mapping and fracture density study.

10.14.4 Local Geology and Mineralization

The property covers a central portion of the St. Charles anorthosite. It is an elongate body trending northwest that is approximately 9,000 meters long and 800 meters wide. The body partly intrudes the West Bay batholith and paragneisses displaying sharp contacts. The rocks are gneissic and range from anorthosite to gabbroic anorthosite with minor layers of gabbro and ultramafic. No sulphide mineralization has been reported from this body, and the only showing is of concentrations of apatite in the central part of the intrusion at its northwest end.

10.14.5 Conclusion

This intrusion is probably related to the Mercer anorthosite 18 kilometers to the southeast. Its potential for hosting significant concentrations of PGM mineralization is somewhat hampered by its size. The contact areas should be investigated for possible breccia and inclusion bearing zones.

10.15 NOTMAN PROPERTY

10.15.1 Location and Access

The Notman property is the most easterly of the land holdings that PGM Ltd., has acquired in the Sudbury area. The claims are located in Notman, Hammell and Gladman Townships with the majority being situated in Notman. The center locate of the property is at UTM co-ordinates 608 000E/5 160 000N.

Access to the area is along highway 17 east from Sudbury to North Bay (approximately 90 kilometers). Proceed north on highway 11 for approximately 35 kilometers to Tilden Lake. There are two routes into the southern portion of the claim block. The first route is to travel southeast and then east on Tilden Lake road for a distance of over 5 kilometers. This accesses the southwestern boundary of the property. The other route is by boat along Tilden Lake for approximately 6 kilometers to the creek that drains Bear Lake; this accesses the west central boundary of the property.

10.15.2 Land Holdings

(See appendix 1 for detail list.)

This block is comprised of 15 contiguous unpatented claims totaling 4,832 hectares. The claim particulars are summarized below:

Vendor/Owner	Claim No	Township	Hectares	Mineral Title
PGM Ltd.	1241760	Notman	160	Staked 40%
	1241761	Notman	128	Staked 40%
	1241762	Notman	256	Staked 40%
	1241763	Notman	240	Staked 40%
	1241764	Notman	144	Staked 40%
	1241765	Notman	256	Staked 40%
	1241766	Notman	256	Staked 40%
	1241768	Notman	64	Staked 40%
	1241769	Notman	256	Staked 40%
	1241770	Notman	256	Staked 40%
	1241771	Notman	64	Staked 40%
	1241772	Notman	256	Staked 40%
	1244205	Notman	256	Staked 40%
	1244206	Notman	64	Staked 40%
	1244207	Hammell	128	Staked 40%
	1244208	Hammell	256	Staked 40%
	1244209	Hammell	128	Staked 40%
	1244210	Hammell	256	Staked 40%
	1244211	Hammell	128	Staked 40%
	1244214	Hammell	256	Staked 40%
	1244231	Hammell	256	Staked 40%
	1244207	Gladman	128	Staked 40%
	1244229	Gladman	64	Staked 40%
	1244230	Gladman	128	Staked 40%
	1244776	Gladman	128	Staked 40%

10.15.3 Previous Work

Research of assessment files indicates that minor exploration has been undertaken in this township.

1. 1988, Falconbridge Limited, ground geophysics.

10.15.4 Local Geology and Mineralization

The Notman property covers the northwestern third of a large (10km x 40km) felsic intrusive that ranges in composition from tonalite to granite, and is situated within the Central Gneiss belt of the Grenville province. A long narrow (500 meter x 14,000 meter) body of anorthosite-gabbro occurs along the southwest margin of the felsic intrusive that may be genetically related to the River Valley intrusive. No Ni-Cu occurrences are known to be associated with these bodies.

10.15.5 Results and Interpretation

Much of the intrusive of the area is very gneissic, with a central portion along the Poplar River exhibiting intense shearing. On the west shore of Poplar Lake a gabbro magma mixing-breccia zone (5 x 10 meters) contains anorthositic and gabbroic fragments up to 30 centimeters in diameter. Proximal to this zone is a porphyritic phase contains 4 centimeter mafic phenocrysts within a coarse grained gabbro. Highly sheared and gneissic rocks related to the intrusive body bound the zone. South of this area (UTM 604 400E/5 167 350N) bedrock very quickly transgressed from gabbro to felsic intrusive and then to highly recrystallized paragneisses.

10.15.6 Conclusion

The preliminary and brief examination of the anorthosite in this area, revealed that a breccia zone possibly related to a magma-mixing channel at the contact was formed during the emplacement of the anorthosite body. This environment could have mineralization implications that remain to be resolved by further fieldwork.

10.16 BEAUMONT PROPERTY

This property was researched and examined by consulting geologist F.Racicot, and the accompanying section was authored by him based on his findings.

10.16.1 Location and Access

Access to the Beaumont Property is achieved by proceeding north from Sudbury along highway 80 to Capreol for about 23 kilometers. North along Highway 84, through Capreol, for about 13 kilometers and then west at the main fork towards Moose Mountain. On the main road past the Moose Mountain open pits for 24 kilometers to the pole line. The road more or less follows the pole line north for about 15 kilometers until it comes to the small CNR train stop of LaForest situated on the west shore of Post Lake. The claims can be accessed either by walking along the tracks, or more readily by traveling by boat southeast along Post Lake. Post Lake cuts the main block of claims in half. In order to get to Burnish Creek, it is necessary to portage at the southeast end of Post Lake and walk along the tracks to the southeast for about 600-700m. To access the most easterly claim blocks it is necessary to canoe and portage into Graveyard Lake.

10.16.2 Property Description and Tenure

(see appendix 2 for claim map.)

On August 22, 2001 PTG entered into a formal agreement with Sudbury prospector, John Brady to option one claim and stake an additional 8 claims.

The property is comprised of 8 mining claims consisting of 106 units. The claims are situated in Beaumont Township in the Sudbury Mining Division, and 7 of the 8 claims have been registered to Platinum Group Metals Ltd. Claim number 1244457 is registered to Brady but is included as part of the agreement between Brady and PTG.

Details of the claims are summarized as follows:

Vendor/Owner	Claim No	Township	Hectares	Mineral Title
Brady J.	1244457	Beaumont	256	Option
Platinum Group Metals	1163585	Beaumont	256	Staked 2%nsr
	1199236	Beaumont	256	Staked 2%nsr
	1199237	Beaumont	80	Staked 2%nsr
	1199238	Beaumont	96	Staked 2%nsr
	1199239	Beaumont	256	Staked 2%nsr
	1199240	Beaumont	256	Staked 2%nsr
	1249671	Beaumont	240	Staked 2% nsr
				2

10.16.3 Regional Geology

The project area and surrounding terrain is underlain by Precambrian rocks consisting of metavolcanics which have been intruded by granitic rocks and mafic dykes. Huronian metasediments rest unconformably on these basement rocks while Nipissing (quartz) gabbro sills and dykes and olivine diabase dykes intrude the Huronian rocks.

The Sudbury Event triggered by a meteorite impact resulted in an impact crater brecciation the country rock, and generating dykes that were injected in all directions from the Sudbury Intrusive Complex (SIC). These offset dykes, are known to carry high PGE values and economic concentrations of copper and nickel. The Foy offset dyke has been traced as far north as the northeast corner of Botha Township, about 2-3 km southeast of Beaumont Township and 6-7 km southwest of Burnish Creek.

10.16.4 Property Geology

(see figure 3.)

The most prominent geological feature on the claim block is a northwest trending fault-structure which cuts through Post Lake and Graveyard Lake. The oldest rocks in the claim group are Archean granites. Resting conformably on the granites, in the southeast portion of the claim block, is the Bruce Formation conglomerate followed by unconformably related Gowganda sediments. Both the Bruce and Gowganda Formations trend northwest, parallel to and in close proximity to the northwest trending fault. A Nipissing Gabbro sill intrudes the above sediments as does a younger northwest trending olivine diabase dyke.

10.16.5 Previous Work

Placer gold has been reported in the Vermillion River sediments from various sites beyond Beaumont Township. The presence of some deep pits on the portage trail between Post Lake and Graveyard Lake suggest that some placer gold exploration was carried out in this area.

Virtually all of the recorded work in Beaumont Township refers to uranium exploration. In 1969 a combined geological and magnetometer survey was carried out in southeastern Beaumont Township, south of the current claim group, by Nordic Mines and Investment Ltd. Two magnetic anomalies were located but their source was never discovered.

In 1969 and 1970 Murgor Explorations Ltd. conducted geological mapping and a gamma ray spectrometer survey on their property in southeastern Beaumont Township in their search for sedimentary uranium deposits. A number of weak, uneconomic radiometric anomalies were located over outcrops of Gowganda Formation.

In 1999, the Ontario Geological Survey undertook a regional stream sediment, outwash, till and esker sampling survey and published the results of this work in 2000, under Open File Report 6002.

The most recent investigations were conducted by J.Brady in 2001 when he took six samples of boulders situated in Burnish Creek immediately beside and downstream of the CNR tracks.

Results from the Brady sampling program are listed below:

Sample	Au ppb	Au check ppb	Pt ppb	Pd ppb	Cu ppm	Cu %	Ni ppm	Co ppm
3751	69	51	182	103	>10000	1.02	5430	192
3752	2537	2585	3566	5986	6500		3020	153
3753	147		96	202	5150		398	32
3754	165	159	432	717	7580		4000	188
3755	168		463	483	9290		8620	370
3756	74		250	153	>10000	1.27	6650	301

Thin sections of three of the above rocks were made and sent to consulting geologist Dr. W. Peredery for detailed analysis

Sample No. 3752- *(chloritized gabbro),originally the rock was probably a fine grained gabbro and subjected to strong deformation with subsequent growth of porphyroblastic biotites.*

Sample No. 3755- *(chloritized, sheared gabbro), the rock consists of mafic, highly chloritized lenses and fine grained patches that could be relics of altered gabbro*

Sample No. 3756- *(inclusion-bearing siliceous Nipissing diabase), in hand sample the rock consists of siliceous bluish coloured angular fragments of metasediments in altered gabbroic rock. Disseminated and stringer sulphides are associated with the gabbro rock.*

Peredery's Observations

"Highly silicified lens-like discontinuous zones with sulphide mineralization are fairly common in the Nipissing diabase rocks in the Sudbury area. Such mineralization is commonly PGE- bearing with values up to several grams per ton. What is unusual about such zones is that there is generally no apparent structures in the Nipissing diabase rocks localizing such silicification. In such cases the adjacent Nipissing diabase rocks are commonly quite fresh or unaltered.

Petrography of the boulders indicates that these rocks are probably Nipissing diabase rocks subjected to strong shearing and alteration. Inclusion of felsic metasediments contributed to their siliceous nature by contaminating the gabbroic magma. A possible scenario of the provenance of the mineralized boulders is a shear zone in the Nipissing diabase sill or a dyke, along a zone with inclusions of metasedimentary country rocks. Such a zone could have some width to it, and considerable strike length.

Assay data illustrate that although there are significant PGE values associated with the sulphides, the PGE values are not directly proportional to the base metal content. Curiously enough the best PGE values are associated with an altered gabbroic rock that has secondary biotite porphyroblasts developed in it."

10.16.6 Exploration

Six field days were spent prospecting and sampling the project area, by F. Racicot and an assistant in October 2001. 41 rock samples were taken from various sites and submitted to Bondar Clegg Labs for analysis.

10.16.6.1. Results and Interpretation

The sample site in Burnish Creek, where the anomalous samples were obtained by Brady, was visited and several similar boulders were sampled (114611-114614). The results of this sampleing is listed below:

Sample	Au ppb	Pt ppb	Pd ppb
114611	3	<5	<1
114612	906	216	2418
114613	212	686	575
114614	14	187	42

There are at least two different types of boulders at this site. One type of boulder was a conglomerate (sample no.114611) and consisted of a fine grained, light grey to dark quartzitic matrix with small grey quartz grit, some small (3-5mm) blue- grey, angular quartz pebbles and 1-2 cm rounded granitic-diorite pebbles. It was later determined that the source of this rock was the outcrop of Bruce Formation (conglomerate) on the railway tracks about 800 metres to the southeast.

The second type of boulder in Burnish Creek was a dark grey or green, fine grained, well mineralized gabbro/greenstone (114612-114614); some of the samples appeared slightly sheared and two were magnetic. The sulphide content ranged from 4-5% (mainly chalcopyrite), in one sample (114612) and up to 10-15% sulphides (cp50po50) in another sample (114614). Sample 114614 contained angular blue quartz. The appearance of the sulphides in the boulders from Burnish Creek obtained by Racicot were similar to Brady's samples. The sulphides occur as blebs associated with 'flood-like' quartz patches.

A number of slightly anomalous rock samples were collected in an area other than Burnish Creek. These samples were taken from the Nipissing Gabbro northeast of Graveyard Lake on the most easterly claim (1163585). The assay results are as follows:

Sample	Au ppb	Pt ppb	Pd ppb
114622	33	13	12
114623	1	25	17
114624	2	20	16

Samples 114623 and 114624 did not contain any sulphides. Sample 114623 contained 1-2 % cp, but it was taken from a quartz-epidote vein.

10.16.7 Conclusion

Samples from the railroad rock cut, of Bruce Formation paraconglomerate located about 800 metres southeast of Burnish Creek, contained rocks that were identical some of rock found in Burnish Creek. This being the case, it is possible that the mineralized boulders may have a local source. The presence of blue quartz from this outcrop highlights Peredery's comment of blue quartz in his report.

11.0 Sampling Method and Approach

As outcrop warranted, based on visible oxidation-rust staining, texture, degree of deformation, rock type, degree of alteration or sulphide content (chalcopyrite-pyrrhotite), grab samples were collected. The majority of the sampling was influenced by selectively acquiring sulphide-mineralized specimens. Data was plotted on 1:10 000 scale topographic base maps utilizing a hand held GPS receiver to locate outcrop and sample sitesThe readings were plotted on base maps referenced to the NAD27 datum and the UTM grid system was utilized for coordinate location.

Areas that required detail representative sampling were first hand stripped and power washed to expose clean bedrock. The process of power washing involved the removal of light overburden by blasting it with water, delivered from a gas powered water pump through a narrow high pressure nozzle.

Once the bedrock was cleaned, allowing detailed inspection, channel lines were marked to serve as guides for the cutting. The channel samples were cut with a gas powered diamond saw, by cutting two parallel lines 3-5 centimeters apart along a length predetermined by sulphide content and lithology. The retained block was then pried or chiseld out, then placed on their side adjacent to the cut, and logged prior to placement into a sample bag and appropriately labeled. The sample interval along the outcrop was also marked and labeled to the corresponding sample number. Where the outcrop was too jagged for saw cutting, continuous chip samples were taken.

Some areas that required follow-up were also soil sampled. Soil sampling of the B-horizon was undertaken at stations established by compass and hip-chain A reference station located by GPS was established as a datum. A total of 180 soil samples were collected.

12.0 SAMPLE PREPARATION and SECURITY

Prior to shipment of the field samples, they were catalogued, bagged and sealed at the field office. The field office also served as a secure storage site until there was sufficient volume for transporting. Normally, they were not kept in storage for more than 10 days. When the samples were ready for shipment they were transported to Sudbury and dispatched by courier to the laboratory.

The rock and soil samples were sent to the Bondar Clegg laboratory located in Val d'Or, Quebec. The samples were analyzed for gold, platinum and palladium combined with a multi-element analysis of 35 additional elements. Upon receipt of the samples at the lab, each sample is identified and uniquely labeled with a lab code. Once all the samples have been catalogued, each sample is crushed 75% to-10 mesh. A 250 gram split of this material is then pulverized 95% to –150 mesh. The rejects of the –10 mesh are boxed and stored for future reference and the -150 pulp is bagged for analysis. From the pulp, 30 grams of material is fused into a Dore Bead, a mixture of lead-Na_2O_3-borax-silica. The bead is dissolved with hydrochloric and nitric acid and the elements are analyzed by Direct Current Plasma Spectrometry. The DCP unit is calibrated to reference standards and the samples are run.

13.0 DATA VERIFICATION

Bondar Clegg's quality control program is ISO accredited. Their methodology of including one reference, one blank and one duplicate for each 17 samples ensures the quality of the results. Performance quality logs are retained and are available for review upon request. In addition to this, PGM Ltd. established further controls. One in approximately every 20 samples was a duplicate sample; as well, the project geologist added blank duplicates to the sample runs unbeknownst to the lab. Commercially available, certified reference material containing low, medium and high grade platinum and palladium standards were incorporated into the sample series.

These quality control procedures did not detect any variance or analytical problems with the assay results.

14.0 RECOMMENDATIONS

The table below summarizes the work undertaken on the respective claim blocks or properties in the Sudbury region and highlights recommendations.

Property/Area	Phase-1	Phase-2	Recommendations
Davis -Janes	□	□	Consider partial abandon
Henry	□		Hold pending data review
Loughrin-Henry South	□	□	Data review required
Janes	□		Hold to anniversary
North Loughrin	□	□	Hold pending data review
South Street	□	□	Hold require data review
McWilliams	□		Hold to anniversary
Crerar	□		Hold to anniversary
Gibbons	□		Hold to anniversary
Street	□		Prospecting and mapping
Falconer	□		Hold to anniversary
Casamir	□		Hold to anniversary
Notman	□	□	Detail prospecting and mapping
Beaumont	□	□	Detail prospecting and mapping
□	Indicates completed phase		
□	Indicates recommended phase		
□	Indicates possible phase-2, pending data review		

All of the properties with the exception of Street have had some preliminary field examination and sampling. At this point, four of the properties (Loughrin-Henry South, Notman, Street and Beaumont), require further work to assess their potential, and three of the properties (Henry, North Loughrin and South Street) require a full data review before arriving at a decision.

15.0 References. W.Hanych

Barnes, S.J., Maier, W.D. 1999. The Fractionation of Ni, Cu and the Noble Metals in Silicate and Sulphide Liquids; *in* Dynamic Processes in Magmatic Ore Deposits and their Application to Mineral Exploration, Geological Association of Canada, Short Course Notes Volume 13, p69 to 106.

Bevans-Jobin, S., Keays, R.R., MacRae, N.D. 1999. Project 97012. Cu-Ni-PGE in Nipissing Diabase: Results from Surface and Core Samples; *in* Summary of Field Work and Other Activities 1999, Ontario Geological Survey, Open File Report 6000, p33-1 to 33-5.

Catharine, E.G., Watkinson D.H., Watkinson, F. 1999. An Evaluation of the Role of Fluids in Ni-Cu-PGE-Bearing, Mafic-Ultramafic Systems; *in* Dynamic Processes in Magmatic Ore Deposits and their Application to Mineral Exploration, Geological Association of Canada, Short Course Notes Volume 13, p31 to 69.

Easton, R.M. 1998. Platinum Group Elements, Nickel, Copper and Chromium Potential of Mafic Rocks within the Grenville Front Tectonic Zone East of Sudbury, *in* Summary of Field Work and Other Activities 1998, Ontario Geological Survey, Miscellaneous Paper 169, p195-202.

Easton, R.M. 1996. Geology of the Garnetiferous Gneisses in Street Township, District of Sudbury; *in* Summary of Field Work and Other Activities, Ontario Geological Survey, Miscellaneous Paper 166, p66-69.

Easton, R.M. 1992. The Grenville Province and the Proterozoic History of Central and Southern Ontario; *in* geology of Ontario, Ontario Geological Survey, Special Volume 4, Part 2, p722.

Easton, R.M., Hrominchuk, J. 1999. Project Unit 99-07: Geology and Copper-Platinum Group Element Mineral Potential of Dana and Crerar Townships, River Valley Area, Greenville Province; *in* Summary of Field Work and Other Activities 1999, Ontario Geological Survey, Open File Report 6000, p30-1 to 30-36.

Hanych, W. 2000. Qualifying Report on the River Valley Project, Sudbury Mining Division, Ontario, prepared for Platinum Group Metals Ltd., p39.

Hrominchuk, J. 1999. PU99-07: Geology, Stratigraphy and Copper-Platinum Group Mineralization of the River Valley Intrusion, Dana Township; *in* Summary of Field Work and Other Activities 1999, Ontario Geological Survey, Open File Report 6000, p31-1 to 31-9

Hulbert, L.J. 1988. Geological Environments of the Platinum Group Elements; Geological Survey of Canada, Open File 1440, p148.

Jones, M.R.2000. Report on Geology and Geochemical Sampling of the Brady-Janes Property, Janes Township, Ontario; Four Units, Claim Number 1179496, Sudbury Mining Division, prepared for Platinum Group Metals Ltd., p12.

Lightfoot, P.C., Naldrett, A.J. 1996. Petrology and Geochemistry of the Nipissing Gabbro: Exploration Strategies for Nickel, Copper, and Platinum Group Elements in a Large Igneous Province; Ontario Geological Survey, Study 58, p80.

Lumbers, S.B. 1975. Geology of the Burwash Area, District of Nipissing, Parry Sound, and Sudbury; Ontario Department of Mines, Geological Report 116, p158.

Macdonald, A.J, Cherry, M.E. 1988. The Platinum Group Elements in Ontario, Ontario Geological Survey,Ministry of Northern Development and Mines, Open File Report 5681, p 279.

Mathez, E.A. On Factors Controlling the Concentrations of Platinum Group Elements in Layered Intrusions and Chromitites; *in* Dynamic Processes in Magmatic Ore Deposits and their Application to Mineral Exploration, Geological Association of Canada, Short Course Notes Volume 13, p251 to 286.

Tardif, N.P. 2000. Regional Distribution of Platinum, Palladium, Gold, Kimberlite Indicator Minerals and Base Metals in Surficial Sediments, River Valley Area, Northeastern, Ontario; Ontario Geological Survey, Open File Report 6010, 106p.

Thomson, J.E., Card, K.D. 1963. Kelly and Davis Townships; Ontario Department of Mines; Geological Report No. 15, 20p.

Wilson, G.C. 1994. Mafic-Ultramafic Intrusions, Base-Metal Sulphides, and Platinum Group Element Potential of the Grenville Province in Southeastern Ontario, Ontario Geological Survey, Ministry of Northern Development and Mines, Open File Report 5880, p 196.

16.0 References. F. Racicot

Barnett, P.J. 2000. Upper Vermillion River Watershed: Stream Sediment, Outwash, Till and Esker Sediment Sampling Survey, Ontario Geological Survey, Open File Report 6002, p75.
Lashbrook, R.I. 2001. Report on a Reconnaissance Survey, Claim 1244457, Beaumont Township, Ontario, for J. Brady, p3.
Makela, E.F.1989. Geological and Geophysical Surveys, Tyrone Project, Ontario; Tyrone, Botha and Sweeney Townships; INCO Gold management Inc. p6.
Meyen, H.D. 1971. Geology of Roberts, Creelman, and Fraleck Townships, District of Sudbury, Ontario Department of Mines and Northern Affairs, Geological Report 91, p48.
Meyen, H.D. 1973. Geology of Sweeney, Beaumont, and Beresford Townships, District of Sudbury, Ontario Division of Mines, Geological Report 108, p50.
Meyen, H.D. et al. 1967. Hutton Township, Preliminary Geological Map, P399, Ontario Department of Mines, 1 inch to ¼ mile.
Meyen, H.D. et al. 1968. Creelman Township, Preliminary Geological Map, P450, Ontario Department of Mines, 1 inch to¼ mile.
Meyen, H.D. et al. 1968. Roberts Township, Preliminary Geological Map, P449, Ontario Department of Mines, 1 inch to ¼ mile.
Meyen, H.D. et al. 1970. Sweeny Township, Preliminary Geological Map, P617, Ontario Department of Mines, 1 inch to ¼ mile.
Meyen, H.D. et al. 1970. Beaumont Township, Preliminary Geological Map, P618, Ontario Department of Mines, 1 inch to ¼ mile.
Peredery, W.V. 2001, Petrography of Mineralized Boulders, Burnish Creek, Beaumont Township, Sudbury District, for J. Brady, p3.

CERTIFICATE of QUALIFICATION

I Walter Hanych of the town of Collingwood, Province of Ontario, do hereby certify that:

1. I am a geologist and reside at RR # 3, 235 11th line Collingwood, Ontario, L9Y 3Z3. Telfax 705 445 6440.

2. I graduated from Laurentian University in 1979, with an Honours Degree of Bachelor of Science in Geology.

3. I have been practicing my profession since graduation and that I am a member of the Association of Geoscientists of Ontario, Ontario Prospectors Association and a Fellow of the Geological Association of Canada.

4. I have not received any interest, direct or indirect in the properties or securities of PGM Ltd.

5. I consent to the use of this report in submissions for assessment credits or similar regulatory requirements, and to regulatory authorities.

6. That I am the author of this report and inspected the field operations, and the collection of data from which this report is generated.

" Walter Hanych "

Walter Hanych, HBSc., FGAC

Collingwood, Ontario

December 9th, 2001

CERTIFICATE of QUALIFICATION

I Frank Racicot of the city of Sudbury, Province of Ontario, do hereby certify that:

1. I am a geologist and reside at 1912 Springdale Crescent, Sudbury, Ontario, P3A 5J1, phone 705 525 5920.
2. I graduated from Laurentian University in 1974, with a Degree of Bachelor of Science in Geology.
3. I have been practicing my profession since graduation and that I am a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and a member of the Ontario Prospectors Association.
4. I have not received any interest, direct or indirect in the Beaumont Property.
5. I consent to the use of this report in submissions for assessment credits or similar regulatory requirements, and to regulatory authorities.
6. That I am the author of the Beaumont section of the report and inspected the field operations, and the collection of data from which this report is generated.

" Frank Racicot "

Frank Racicot, PGeol.

Sudbury, Ontario

December 9th, 2001

APPENDIX I

Land Holdings Detail List

Claims held 100% by PLATINUM GROUP METALS LTD.

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
PLATINUM GROUP METALS LTD.	CASIMIR	S 1244356	2000-APR-13	2002-APR-13	8
PLATINUM GROUP METALS LTD.	CASIMIR	S 1244357	2000-APR-13	2002-APR-13	16
PLATINUM GROUP METALS LTD.	DAVIS	S 1043528	2000-APR-13	2002-APR-13	2
PLATINUM GROUP METALS LTD.	DAVIS	S 1043529	2000-APR-13	2002-APR-13	12
PLATINUM GROUP METALS LTD.	DAVIS	S 1244203	2000-JUN-12	2002-JUN-12	1
PLATINUM GROUP METALS LTD.	DAVIS	S 1244348	2000-APR-13	2002-APR-13	16
PLATINUM GROUP METALS LTD.	DAVIS	S 1244349	2000-APR-13	2002-APR-13	16
PLATINUM GROUP METALS LTD.	DAVIS	S 1244351	2000-APR-17	2002-APR-17	16
PLATINUM GROUP METALS LTD.	FALCONER	S 1244352	2000-APR-13	2002-APR-13	14
PLATINUM GROUP METALS LTD.	FALCONER	S 1244353	2000-APR-13	2002-APR-13	16
PLATINUM GROUP METALS LTD.	FALCONER	S 1244354	2000-APR-13	2002-APR-13	16
PLATINUM GROUP METALS LTD.	FALCONER	S 1244355	2000-APR-13	2002-APR-13	16
PLATINUM GROUP METALS LTD.	GIBBONS	S 1226001	2000-MAY-17	2002-MAY-17	1
PLATINUM GROUP METALS LTD.	GIBBONS	S 1244243	2000-MAY-04	2002-MAY-04	5
PLATINUM GROUP METALS LTD.	GIBBONS	S 1244247	2000-MAY-04	2002-MAY-04	8
PLATINUM GROUP METALS LTD.	HAGAR	S 1244777	2000-JUN-05	2002-JUN-05	2
PLATINUM GROUP METALS LTD.	HAGAR	S 1244778	2000-JUN-05	2002-JUN-05	2
PLATINUM GROUP METALS LTD.	HENRY	S 1244370	2000-AUG-08	2003-AUG-08	1
PLATINUM GROUP METALS LTD.	HENRY	S 1244371	2000-AUG-08	2004-AUG-08	1
PLATINUM GROUP METALS LTD.	JANES	S 1241415	2000-APR-13	2002-APR-13	7
PLATINUM GROUP METALS LTD.	JANES	S 1244201	2000-APR-13	2002-APR-13	11
PLATINUM GROUP METALS LTD.	LOUGHRIN	S 1231144	2000-APR-13	2002-APR-13	2
PLATINUM GROUP METALS LTD.	LOUGHRIN	S 1237422	2000-APR-13	2002-APR-13	10
PLATINUM GROUP METALS LTD.	LOUGHRIN	S 1241413	2000-APR-13	2002-APR-13	10
PLATINUM GROUP METALS LTD.	LOUGHRIN	S 1241414	2000-APR-13	2002-APR-13	4
PLATINUM GROUP METALS LTD.	LOUGHRIN	S 1241416	2000-APR-13	2002-APR-13	2
PLATINUM GROUP METALS LTD.	LOUGHRIN	S 1244238	2000-APR-25	2002-APR-25	2
PLATINUM GROUP METALS LTD.	LOUGHRIN	S 1244239	2000-APR-25	2002-APR-25	2
PLATINUM GROUP METALS LTD.	LOUGHRIN	S 1244242	2000-APR-25	2002-APR-25	2
PLATINUM GROUP METALS LTD.	STREET	S 1224339	2000-MAY-10	2003-MAY-09	3
PLATINUM GROUP METALS LTD.	STREET	S 1225733	2000-MAY-10	2002-MAY-10	3
PLATINUM GROUP METALS LTD.	STREET	S 1225734	2000-MAY-10	2002-MAY-10	1

Brady-Beaumont Claims - PGM 100% - Optioned from John Brady and within 10 km area of interest

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
111562 - BRADY, JOHN GREGORY	BEAUMONT	S 1244457	2000-MAY-10	2002-MAY-10	16
PLATINUM GROUP METALS LTD.	BEAUMONT	S 1163585	2001-AUG-01	2003-AUG-01	16
PLATINUM GROUP METALS LTD.	BEAUMONT	S 1199236	2001-AUG-01	2003-AUG-01	16
PLATINUM GROUP METALS LTD.	BEAUMONT	S 1199237	2001-AUG-01	2003-AUG-01	5

PLATINUM GROUP METALS LTD.	BEAUMONT	S 1199238	2001-AUG-01	2003-AUG-01	6
PLATINUM GROUP METALS LTD.	BEAUMONT	S 1199239	2001-AUG-01	2003-AUG-01	16
PLATINUM GROUP METALS LTD.	BEAUMONT	S 1199240	2001-AUG-01	2003-AUG-01	16
PLATINUM GROUP METALS LTD.	BEAUMONT	S 1249671	2001-AUG-01	2003-AUG-01	15

Brady-Davis Claims - PGM 100% - Optioned from John Brady (Marie Brady - George Van Lith)

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
111571 - Brady Marie M.	DAVIS	S 721283	1983-DEC-09	2005-DEC-09	1
111571 - Brady Marie M.	DAVIS	S 721284	1983-DEC-09	2005-DEC-09	1
111571 - Brady Marie M.	DAVIS	S 721285	1983-DEC-09	2005-DEC-09	1
111571 - Brady Marie M.	DAVIS	S 721286	1983-DEC-09	2005-DEC-09	1
111571 - Brady Marie M.	DAVIS	S 787737	1984-OCT-16	2005-OCT-16	1
111571 - Brady Marie M.	DAVIS	S 985106	1987-JUN-17	2005-JUN-17	1
111571 - Brady Marie M.	DAVIS	S 985107	1987-JUN-17	2005-JUN-17	1
111571 - Brady Marie M.	DAVIS	S 985108	1987-JUN-17	2005-JUN-17	1
111571 - Brady Marie M.	DAVIS	S 985439	1987-JUL-14	2005-JUL-14	1
111571 - Brady Marie M.	DAVIS	S 985440	1987-JUL-14	2005-JUL-14	1
111571 - Brady Marie M.	DAVIS	S 985441	1987-JUL-14	2005-JUL-14	1
111571 - Brady Marie M.	DAVIS	S 985442	1987-JUL-14	2005-JUL-14	1
111571 - Brady Marie M.	DAVIS	S 985443	1987-JUL-14	2005-JUL-14	1
111571 - Brady Marie M.	DAVIS	S 985444	1987-JUL-14	2005-JUL-14	1
111571 - Brady Marie M.	DAVIS	S 985445	1987-JUL-14	2005-JUL-14	1
111571 - Brady Marie M.	DAVIS	S 985446	1987-JUL-14	2005-JUL-14	1
111571 - Brady Marie M.	DAVIS	S 985447	1987-JUL-14	2005-JUL-14	1
111571 - Brady Marie M.	DAVIS	S 985448	1987-JUL-14	2005-JUL-14	1
111571 - Brady Marie M.	DAVIS	S 1117868	1991-JAN-10	2005-JAN-10	1
111571 - Brady Marie M.	DAVIS	S 1117869	1991-JAN-10	2005-JAN-10	1
111571 - Brady Marie M.	DAVIS	S 1197272	1996-JUL-25	2005-JUL-25	3
111571 - Brady Marie M.	DAVIS	S 1197515	1996-JUL-19	2005-JUL-19	6
111571 - Brady Marie M.	DAVIS	S 1211069	1996-JUL-19	2005-JUL-19	4
111571 - Brady Marie M.	DAVIS	S 1214990	1996-JUL-25	2005-JUL-25	2

Positano Claims - PGM 100% - Optioned from James Positano (Granpos Ltd.)

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
223726 - POSITANO, ALBERT JAMES	HENRY	S 1179613	1992-OCT-19	2003-OCT-19	1
303028 - GRANPOS LTD.	HENRY	S 1179612	1992-OCT-19	2003-OCT-19	2
303028 - GRANPOS LTD.	HENRY	S 1179637	1993-MAY-21	2003-MAY-21	1
303028 - GRANPOS LTD.	HENRY	S 1237384	1999-MAY-26	2003-MAY-26	4
303028 - GRANPOS LTD.	HENRY	S 1237461	1999-JUL-05	2003-JUL-05	10
221751 - POSITANO, JOSEPH JAMES	HENRY	S 1179614	1992-OCT-19	2003-OCT-19	4
221751 - POSITANO, JOSEPH JAMES	HENRY	S 1179638	1993-MAY-21	2003-MAY-21	1
221751 - POSITANO, JOSEPH JAMES	HENRY	S 1179639	1993-MAY-21	2003-MAY-21	1

Brady - Janes-Loughrin-Henry Claims - PGM 100% - Optioned from John Brady

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
111562 - BRADY JOHN GREGORY	HENRY /LOUGHRIN	S 1179570	1992-SEP-21	2005-SEP-21	15
111562 - BRADY JOHN GREGORY	HENRY	S 1179571	1992-OCT-05	2005-OCT-05	4
111562 - BRADY JOHN GREGORY	JANES	S 1179496	1992-JUL-24	2003-JUL-24	3.4

Dubeau - Henry Claims - PGM 100% - Optioned from Roland Dubeau

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
127392 - DUBEAU ROLAND	HENRY	S 1228796	1998-DEC-14	2002-DEC-14	1
127392 - DUBEAU ROLAND	HENRY	S 1228797	1998-DEC-14	2002-DEC-14	9
127392 - DUBEAU ROLAND	HENRY	S 1229140	1998-DEC-14	2002-DEC-14	4
127392 - DUBEAU ROLAND	HENRY	S 1229141	1998-DEC-14	2002-DEC-14	8

Racicot -Loughrin Claims - PGM 100% - Optioned from Frank Racicot

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
185390 - RACICOT FRANK CHARLES	LOUGHRIN	S 1229480	1998-NOV-25	2002-NOV-25	15
185390 - RACICOT FRANK CHARLES	LOUGHRIN	S 1229481	1998-NOV-25	2002-NOV-25	15

Johnson-Rintala-Bevans-Street Claims - PGM 100% - Optioned from Cecil Johnson , Richard Rintala and Scott Jobin-Bevans

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
302389 - JOHNSON, CECIL GEORGE	STREET	S 1229541	1999-JAN-21	2002-JAN-21	8
302389 - JOHNSON, CECIL GEORGE	STREET	S 1244424	2000-AUG-09	2002-AUG-09	8
302389 - JOHNSON, CECIL GEORGE	STREET	S 1244438	2000-AUG-09	2002-AUG-09	1
187631 - RINTALA, RICHARD WAYNE	STREET	S 1223161	1999-JAN-12	2002-JAN-12	8
187631 - RINTALA, RICHARD WAYNE	STREET	S 1229377	1999-APR-01	2002-APR-01	8
187631 - RINTALA, RICHARD WAYNE	STREET	S 1229543	1999-FEB-08	2002-FEB-08	8
187631 - RINTALA, RICHARD WAYNE	STREET	S 1229544	1999-JAN-21	2002-JAN-21	8
187631 - RINTALA, RICHARD WAYNE	STREET	S 1229545	1999-APR-01	2003-APR-01	4
187631 - RINTALA, RICHARD WAYNE	STREET	S 1229551	1999-FEB-08	2002-FEB-08	8
187631 - RINTALA, RICHARD WAYNE	STREET	S 1230037	1999-APR-01	2002-APR-01	8
187631 - RINTALA, RICHARD WAYNE	STREET	S 1230221	1999-JAN-21	2002-JAN-21	8

Claims held by Platinum Group Metals Ltd (40%) - Norcal Resources Ltd (60%) Joint Venture

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
PLATINUM GROUP METALS LTD.	CRERAR	S 1244350	2000-APR-17	2002-APR-17	14

PLATINUM GROUP METALS LTD.	MCWILLIAMS	S 1244345	2000-APR-17	2002-APR-17	15
PLATINUM GROUP METALS LTD.	MCWILLIAMS	S 1244346	2000-APR-17	2002-APR-17	6
PLATINUM GROUP METALS LTD.	MCWILLIAMS	S 1244347	2000-APR-17	2002-APR-17	16
PLATINUM GROUP METALS LTD.	MCWILLIAMS	S 1244358	2000-APR-17	2002-APR-17	3
PLATINUM GROUP METALS LTD.	MCWILLIAMS	S 1244359	2000-APR-17	2002-APR-17	14
PLATINUM GROUP METALS LTD.	MCWILLIAMS	S 1244360	2000-APR-17	2002-APR-17	10
PLATINUM GROUP METALS LTD.	GLADMAN	S 1244229	2000-MAY-12	2002-MAY-12	4
PLATINUM GROUP METALS LTD.	GLADMAN	S 1244230	2000-MAY-12	2002-MAY-12	16
PLATINUM GROUP METALS LTD.	GLADMAN	S 1244776	2000-JUN-05	2002-JUN-05	16
PLATINUM GROUP METALS LTD.	HAMMELL	S 1244207	2000-MAY-12	2002-MAY-12	8
PLATINUM GROUP METALS LTD.	HAMMELL	S 1244208	2000-MAY-12	2002-MAY-12	16
PLATINUM GROUP METALS LTD.	HAMMELL	S 1244209	2000-MAY-12	2002-MAY-12	8
PLATINUM GROUP METALS LTD.	HAMMELL	S 1244210	2000-MAY-12	2002-MAY-12	16
PLATINUM GROUP METALS LTD.	HAMMELL	S 1244211	2000-MAY-12	2002-MAY-12	8
PLATINUM GROUP METALS LTD.	HAMMELL	S 1244214	2000-MAY-12	2002-MAY-12	16
PLATINUM GROUP METALS LTD.	HAMMELL	S 1244231	2000-MAY-12	2002-MAY-12	16
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241760	2000-MAY-12	2002-MAY-12	10
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241761	2000-MAY-12	2002-MAY-12	8
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241762	2000-MAY-12	2002-MAY-12	16
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241763	2000-MAY-12	2002-MAY-12	15
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241764	2000-MAY-12	2002-MAY-12	9
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241765	2000-MAY-05	2002-MAY-05	16
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241766	2000-MAY-05	2002-MAY-05	16
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241767	2000-MAY-05	2002-MAY-05	4
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241768	2000-MAY-05	2002-MAY-05	4
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241769	2000-MAY-05	2002-MAY-05	16
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241770	2000-MAY-05	2003-MAY-04	16
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241771	2000-MAY-05	2002-MAY-05	4
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241772	2000-MAY-12	2002-MAY-12	16
PLATINUM GROUP METALS LTD.	NOTMAN	S 1244205	2000-MAY-12	2002-MAY-12	16
PLATINUM GROUP METALS LTD.	NOTMAN	S 1244206	2000-MAY-12	2002-MAY-12	4
PLATINUM GROUP METALS LTD.	NOTMAN	S 1244206	2000-MAY-12	2002-MAY-12	4

PLATINUM GROUP METALS LTD.

Sudbury Landholder Project - April 2000
Agreements signed for Mineral Rights on Patented Land

Last Edit: 28-Aug-00

Name First	Name Last	Township	Lot No.	Concession Description	Area (acres)	Area (ha)	Area (claim units)
Donat & Rita	Lefrancoise	Henry	12	CON 2 - North 1/2, ±182	182	73.7	4.6
Marcel & Louise	Roy	Loughrin	1	CON 2 - Loughrin, east 1/2, ±152	152	61.5	3.8
Edmund & Linda	Lefrancoise	Loughrin	2	CON 2 - Loughrin, east 1/2, ±160	160	64.7	4.0
George	Van Lith	Loughrin	8	CON 1 - S 1/2 of N 1/2, ±80	80	32.4	2.0
Ron & Pat	Lambert / Delyea	Loughrin	13 14	CON 2 - S 1/2 of S 1/2, ±160 CON 2 - S 1/2 of S 1/2	160	64.7	4.0
Maurice & L	Carriere	Loughrin	12	CON 1 - SW 1/4 of N 1/2, ±43	43	17.4	1.1
Allan & Louisa	Tang	Loughrin	12	CON 1 - NE 1/4 of N 1/2, ±80	80	32.4	2.0
Alexander	McNabb	Loughrin	14	CON 1 - N 1/2 of N 1/2, ±86	86	34.8	2.2
Suzanne/Gisele /Georgette	Proulx / Rainville / Carriere	Loughrin	12	CON 1 - NW 1/4 of N 1/2, ±43	43	17.4	1.1
Claraine	Charlebois	Loughrin	13	CON 1 - ±310	310	125.5	7.8
Ross & Ida	Hunter	Loughrin	11	CON 1 - S 1/2, ±160	160	64.7	4.0
Michel & Giselle	Rainville	Hagar	14	CON 6 - N 1/2, ±208	208	84.2	5.3
Murray & Debra	Foerter	Loughrin	9	CON 3 - E 1/2 of S 1/2, ±80	80	32.4	2.0
Edward	Czaja	Loughrin	12	CON 2 - S 1/2, ±157	157	63.5	4.0
Fred & Lisette	Leblanc	Loughrin	6	CON 1 - S 1/2, ±162	162	65.6	4.1
J.L.	Simon	Henry	10 11	CON 1 - N 1/2, ±161 CON 1 - N 1/2 of N 1/2, ±86	247	100.0	6.2
Clarence & Walter	Page	Loughrin	14	CON 3 - N 1/2, ±172	172	69.6	4.4
Muriel	Landry	Loughrin	8	CON 2 - N 1/2, ±160	160	64.7	4.0
David & Giselle	Desjardins	Loughrin	2	CON 1 - E 1/2, ±160	160	64.7	4.0
Fred & Trudy	Zippel	Loughrin	13	CON 3 - S 1/2, ±160	160	64.7	4.0
Claude & Rachelle	Lefrancoise	Henry	12	CON 1 - N 1/2, ± 160	160	64.7	4.0
Noella	Bertrand	Loughrin	13	CON 3 - N 1/2, ±160	160	64.7	4.0
George & Fern	Piquette	Henry	12	CON 3 - S 1/2, ±160	160	64.7	4.0
Alice C.	Lalonde	Loughrin	12	CON 1 - E 1/2 of S 1/2, ±80	80	32.4	2.0
Marcel & Lianne	Raymond	Loughrin	11	CON 2 - S 1/3, ±50	50	20.2	1.3
Robert & Dale	Raymond	Loughrin	11	CON 2 - N 1/3, ±50	50	20.2	1.3
Dwayne	Car	Loughrin	6	CON 1 - N 1/2, ± 160	160	64.7	4.0
Raymond & Doris	Langevin	Loughrin	1	CON 2 - E 1/2 of W 1/2, ±80	80	32.4	2.0
Andre	Lefrancoise	Loughrin	1	CON 2 - W 1/2 of W 1/2, ±80	80	32.4	2.0
Ed & Janet	Grenier	Loughrin	11	CON 2 - Middle 1/3, ±50	50	20.2	1.3
Joanne & Greg	Bendick	Loughrin	3	CON 3 - E1/2 ,±160	160	64.7	4.0

APPENDIX II

Claim Maps


Davis Twp.
80°30'W
Davis–Janes
Block
2000 – Rock Sample DS249-4
1655 ppb Pt+Pd+Au
Scadding
Twp.
Janes
Twp.
Racicot–Loughrin
Block
2000 – Outcrop #16 –
Sample Site WP8A
413 ppb Pt+Pd+Au
Henry
Block
Street
Twp.
Loughrin
Twp.
Henry
Twp.
Bevins et al –
Street Block
East Boundary Target
LEGEND
Geology
Nipissing Diabase
River Valley Intrusion
Gabbro Equivalent of Nipissing Diabase
Metamorphosed Gabbro Intrusion
Grenville Front
Street Target
2.7 g/t Pt+Pd+Au
SCALE BAR
1.0 0.0 1.0 2.0 3.0
KILOMETERS
Ratter
Twp.
Hagar Twp.
46°30'N
Property
Platinum Group Metals Ltd. (with perimeter)
Awrey
Twp.
Highway 17
PLATINUM GROUP METALS LTD.
SUDBURY MINING DISTRICT, ONTARIO
Loughrin–Henry–Davis
–Janes–Street Townships
Property Location Map
SCALE: As Shown
DATE: DECEMBER 2001
EDITED: DEC. 3, 2001
GEOLOGIST: W. HANYCH
DRAWN BY: R. McGREEVY
DWG: See at Left
Dwg Name: Sudbury-8_5x11-QR-Loughrin-Henry-Davis-Janes-Street-Dec03-01.Dwg

Platinum Group Metals Ltd. – 100%

- Bevins–Street Property
- Platinum Group Metals Ltd.(100%) (Staked during 2000)
- Private Property, Optioned by Platinum Group Metals Ltd.

Loughrin Township
Mining Claim Map
Sheet G-4075

Hagar Township
Mining Claim Map
Sheet G-4056

Falconbridge Township

Mining Claim Map
Street Township
Sheet G-4109

46°32'30"N

Street Township

Awrey Township

Mining Claim Map
Awrey Township
Sheet G-4008

1224438
1244424
1229541
1230221
1229551
1230037
1229543
1223161
1229377
1229545
1229544
1244330
1244327
1244328
1230217
1225733
1225734
1224339
1043380
1043381
1043382
1043379
1043378
1043377
1043375
1043376
1179596
1231143
1231185
1231184
1231188
80°35'W
1222460
1237229
1237338
1237337
1237422
1244705
1244708
1244709

Private Land, PGM Option
Private Land, PGM Options
Private
Loughrin Township
Hagar Township

SCALE 1:50,000

1.0 0.0 1.0 2.0 3.0

KILOMETERS

Dwg Title: Street-ClaimMap-Nov30-01.Dwg

PLATINUM GROUP METALS LTD.

SUDBURY MINING DIVISION, ONTARIO

Street Township

Claims Map

SCALE: 1:50,000	GEOLOGIST: D. GORC
DATE: NOVEMBER 2001	DRAWN BY: R. McGREEVY
EDITED: NOV. 30, 2001	DWG: See Full Title at Left


1244348
80°29'W
1244349
1229195
Davis Township
1229196
Mining Claim Map
Davis Township
Sheet G-3182
Janes Twp.
1179496
Loughrin Township
80°25'W
Platinum Group Metals Ltd. - 100%
Racicot-Loughrin Property
(Option Agreement - Oct. 1, 2000)
Brady-Henry Property
(Part of Option - May 12, 2000)
Brady-Davis Add-On Property
(Staked during 2000, Subject to 2% NSR as per Mar. 29, 2000 Option)
Brady-Janes Property
(Option Agreement - May 12, 2000)
Henry Township
1237064
1229480
1226281
Racicot-Loughrin Property
1229481
1227640
1230020
Mining Claim Map
Loughrin Township
Sheet G-4075
1236705
1179570
43°36'N
1236704
1236703
1225730
1236706
1236707
SCALE 1:25,000
0.5 0.0 0.5 1.0 1.5
KILOMETERS
PLATINUM GROUP METALS LTD.
SUDBURY MINING DIVISION, ONTARIO
North Loughrin Township
Racicot-Loughrin Property
Claims Map
SCALE: 1:25,000
DATE: NOVEMBER 2001
EDITED: NOV. 14, 2001
GEOLOGIST: D. GORC
DRAWN BY: R. McGREEVY
DWG: See Title at Left
Dwg Title: Racicot-Loughrin-ClaimMap-Nov14-01.Dwg



N
Post Lake
1242024
192685
1247349
1242068
1247348
1244348
1199239
1199240
1199238
1199237
1199236
1244457
1163585
1249671
Graveyard Lake

LEGEND

- PTG Claim
- River, Stream or Lake
- Topo Contour (10m Interval)
- 5000m, 1000m spacing (NAD 27 Grid)
- Lat/Long Meridian
- Township Bdy
- Road, Rail, Accessway, Trail
- Railway

SCALE 1:50,000

1.0 0.0 1.0 2.0 3.0

KILOMETERS

Dwg Title: Beaumont-ClaimMap-Dec04-01.Dwg



PLATINUM GROUP METALS LTD.

SUDBURY MINING DIVISION, ONTARIO

Beaumont Township

Brady–Beaumont Property

Claims Map

SCALE: 1:50,000	GEOLOGIST: D. GORC
DATE: DECEMBER 2001	DRAWN BY: R. McGREEVY
EDITED: DEC. 4, 2001	DWG: See Full Title at Left

APPENDIX III

Rock Sample Summary Table

PGM Sample Database River Valley Project 2001
D Indicates duplicate sample
LS Indicates low grade standard WGB-1
MS Indicates medium grade standard WMG-1
HS Indicates high grade standard WMS-1
B Indicates blank sample

Sample	UTM NAD 27		Other locate	Claim	Township	Area/Property	Sample	Sulph	po:cp	maf\fel
Number	Easting	Northing		number			Type	%	ratio	ratio
114001	530684	5155109		1229543	Street	Main showing	Grab	1	50\50	70\30
114002	530643	5155154		1229543	Street	Main showing	Grab	1	50\50	50\50
114003	530642	5155154	1MW of 114002	1229543	Street	Main showing	Grab	1\2	50\50	70\30
114004		5155113		1229543	Street	875E/00	Grab	1\2	50\50	80\20
114005	530847	5155119		1229543	Street	900E/10N	Grab	1\2	10\90	80\20
114006	545784	5155217		patent	Henry	Simon	Grab	tr	0\100	20\80
114007	545784	5155217		patent	Henry	Simon	Grab		0\100	20\80
114008	530643	5155154		1229543	Street	Main showing	Grab	10	50\50	70\30
114009	530643	5155154		1229543	Street	Main showing	Grab	3	30\70	25\75
114010	530839	5155128	0+50E\6+06N	1229543	Street	Showing east	Grab	tr	70\30	70\30
114011	530839	5155148	0+50E\0+30N	1229543	Street	Showing east	Grab	tr	90\10	70\30
114012	530843	5155123	4ME of 114010	1229543	Street	Showing east	Grab	tr	70\30	20\80
114013	530864	5155128	25ME of 114010	1229543	Street	Showing east	Grab	tr	n/a	60\40
114014	530933	5155117	10+00E\0+05S	1223161	Street	Showing east	Grab	tr	60\40	20\80
114015	539938	5155117	10+05E\0+05S	1223161	Street	Showing east	Grab	tr	30\70	20\80
114016	530933	5155119	10+00E\0+03S	1223161	Street	Showing east	Grab	tr	70\30	20\80
114017	531018	5155153	10+85E\0+31N	1223161	Street	Showing east	Grab	tr	55\45	60\40
114018	530883	5155157	9+50E\0+35N	1229543	Street	Showing east	Grab	tr	n/a	60\40
114019	530842	5155130	2MN\3ME of 114010	1229543	Street	Showing east	Grab	2	40\60	80\20
114020	530845	5155128	6ME of 114010	1229543	Street	Showing east	Grab	tr	20\80	70\30
114021	530846	5155132	7ME & 4MN of 114010	1229543	Street	Showing east	Grab	1	10\90	75\25
114022	530850	5155128	11ME of 114010	1229543	Street	Showing east	Grab	tr	40\60	50\50
114023	530863	5155135	25ME & 20MN of 114010	1229543	Street	Showing east	Grab	tr	40\60	45\55
114024	530863	5155131	9+60E\0+28S	1223161	Street	Showing east	Grab	tr	60\40	50\50
114025D	530863	5155131	9+60E\0+28S	1223161	Street	Showing east	Grab	tr	60\40	50\50
114026	530973	5155112	10+40E\0+10S	1223161	Street	Showing east	Grab	tr	60\40	50\50
114027	530975	5155126	10+42E\0+06N	1223161	Street	Showing east	Grab	tr	50\50	70\30
114028	530933	5155170	10+00E\0+50N	1223161	Street	Showing east	Grab	tr	40\60	70\30
114029	530933	5155152	10+00E\0+30N	1223161	Street	Showing east	Grab	tr	20\80	70\30
114030	530933	5155022	10+00E\1+00S	1223161	Street	Showing east	Grab	tr	30\70	60\40
114031	530943	5154952	10+10E\1+70S	1223161	Street	Showing east	Grab	tr	n/a	40\60
114032	530983	5154997	10+50E\1+25S	1223161	Street	Showing east	Grab	3	60\40	80\20
114033	530985	5154995	5MSE of 114032	1223161	Street	Showing east	Grab	2	40\60	80\20

Sample	UTM NAD 27		Other locate	Claim	Township	Area/Property	Sample	Sulph	po:cp	maf\fel
Number	Easting	Northing		number			Type	%	ratio	ratio
114034	531233	5154972	13+00E\1+50S	1223161	Street	Showing east	Grab	1	10\90	55\45
114035	531243	5154972	13+10E\1+50S	1223161	Street	Showing east	Grab	1	20\80	70\30
114036	531253	5154947	13+20E\1+25S	1223161	Street	Showing east	Grab	tr	20\80	80\20
114037	531213	5155097	12+80E\0+25S	1223161	Street	Showing east	Grab	tr	20\80	80\20
114038B							BLANK			
114039	531253	5155047	13+20E\0+75S	1223161	Street	Showing east	Grab	tr	20\80	70\30
114040	531208	5155142	12+75E\0+20N	1223161	Street	Showing east	Grab	tr	20\80	80\20
114041	531256	5155172	13+23E\0+50N	1223161	Street	Showing east	Grab	tr	30\70	60\40
114042D	531256	5155172	13+23E\0+50N	1223161	Street	Grid east	Grab	tr	30\70	60\40
114043	531282	5155214		1223161	Street	Showing east	Grab	tr	40\60	50\50
114044	531294	5155130			Street	Showing east	Grab	tr	20\80	70\30
114045	530680	5155068		1229543	Street	Showing east	Grab	tr	30\70	50\50
114046	530457	5155097		1229543	Street	Showing east	Grab	1	10\90	70\30
114047B					Street		BLANK			
114048	530543	5155105	6+00E\0+05S	1229543	Street	Showing west	Grab	tr	20\80	70\30
114049	530480	5155085		1229543	Street	Showing west	Grab	tr	25\75	80\20
114050	530575	5155103		1229543	Street	Showing west	Grab	tr	25\75	60\40
114051	530550	5155087	6+08E\0+27S	1229543	Street	Showing west	Grab	tr	20\80	70\30
114052	530552	5155084	6+10E\0+30S	1229543	Street	Showing west	Grab	tr	15\85	80\20
114053	530552	5155056	6+10E\0+58S	1229543	Street	Showing west	Grab	tr	40\60	60\40
114054	530570	5155071		1229543	Street	Showing west	Grab	tr	40\60	70\30
114055	530565	5155075		1229543	Street	Showing west	Grab	tr	20\80	65\35
114056	530504	5155035		1229543	Street	Showing west	Grab	tr	70\50	30\70
114057	530458	5155047		1229543	Street	Showing west	Grab	tr	10\90	50\50
114058	530450	5155040	4+95E\0+75S	1229543	Street	Showing west	Grab	tr	10\90	50\50
114059	530378	5155085		1229543	Street	Showing west	Grab	tr	10\90	50\50
114060D	530378	5155085		1229543	Street	Showing west	Grab	tr	10\90	50\50
114061	530354	5155044		1229543	Street	Showing west	Grab	tr	20\80	20\80
114062	530360	5155046		1229543	Street	Showing west	Grab	tr	20\80	50\50
114063	530360	5155046		1229543	Street	Showing west	Grab	1\2	20\80	60\40
114064	530370	5155004		1229543	Street	Showing west	Grab	tr	15\85	70\30
114065	530145	5155096	4+00E\0+18S	1229543	Street	Showing west	Grab	1\2	15\85	60\40
114066	530145	5155065	4+00E\0+50S	1229543	Street	Showing west	Grab	1	10\90	50\50
114067	530145	5155090	4+00E\0+75S	1229543	Street	Showing west	Grab	tr	15\85	70\30
114068	530178	5155069		1229543	Street	Showing west	Grab	tr	10\90	30\70
114069	530144	5155035		1229543	Street	Showing west	Grab	tr	15\85	50\50
114070	530144	5155038	1+50E\0+05S	1229543	Street	Showing west	Grab	tr	15\85	70\30
114071	530055	5155147	1+10E\0+30N	1229543	Street	Showing west	Grab	tr	25\75	70\30
114072	530004	5155015	0+60E\00	1229543	Street	Showing west	Grab	tr	10\90	60\40
114073	530065	5155075	1+05E\0+38S	1229543	Street	Showing west	Grab	tr	10\90	50\50

Sample	UTM NAD 27		Other locate	Claim	Township	Area/Property	Sample	Sulph	po:cp	maf\fel
Number	Easting	Northing		number			Type	%	ratio	ratio
114074	530063	5155065	1+20E\0+60S	1229543	Street	Showing west	Grab	tr	10\90	50\50
114101	540364	5163656		1244349	Davis	249	Grab	<1/4	n/a	40\60
114102	540364	5163651		1244349	Davis	249	Grab	tr	n/a	50\50
114103	540278	5163628		1244349	Davis	249	Grab	<1/4	80\20	25\75
114104	540255	5163651		1244349	Davis	249	Grab	0	80\20	55\45
114105	540286	5163724		1244349	Davis	249	Grab	tr	n/a	40\60
114106	540183	5163731		1244349	Davis	249	Grab	1	98\02	30\70
114107	540200	5163714		1244349	Davis	249	Grab	2	98\02	25\75
114108	540175	5163733		1244349	Davis	249	Grab	<1/4	80\20	n/a
114109	540201	5163715		1244349	Davis	249	Grab	3	60\40	55\45
114110	540199	5163715		1244349	Davis	249	Grab	2	60\40	55\45
114111	540203	5163718		1244349	Davis	249	Grab	3	70\30	40\60
114112	540204	5163719		1244349	Davis	249	Grab	1	90\10	50\50
114113	540200	5163728		1244349	Davis	249	Grab	<1/2	50\50	55\45
114114	540214	5163737		1244349	Davis	249	Grab	3	70\30	55\45
114115	540214	5163738		1244349	Davis	249	Grab	3	70\30	55\45
114116	540213	5163737		1244349	Davis	249	Grab	2	10\90	55\45
114117D	540213	5163737		1244349	Davis	249	Grab	2	10\90	55\45
114118	540154	5163711		1244349	Davis	249	Grab	1\4	50\50	55\45
114119	540154	5163736		1244349	Davis	249	Grab	1\4-1\2	30\70	50\50
114120	540154	5163733		1244349	Davis	249	Grab	1\4-1\2	80\20	55\45
114121	540154	5163713		1244349	Davis	249	Grab	1\4-1\2	80\20	55\45
114122	540251	5163662		1244349	Davis	249	Grab	n/a	n/a	n/a
114123	540339	5163672		1244349	Davis	249	Grab	tr	85\15	45\55
114124	540100	5163616		1244349	Davis	249	Grab	1\4-1\2	70\30	55\45
114125	540100	5163515		1244349	Davis	249	Grab	1\4-1\2	70\30	55\45
114126	540086	5163605		1244349	Davis	249	Grab	<1\4	55\45	50\50
114127	540106	5163614		1244349	Davis	249	Grab	4	70\30	45\55
114128	540106	5163614		1244349	Davis	249	Grab	7	15\85	55\45
114129	540112	5163618		1244349	Davis	249	Grab	2	70\30	60\40
114130	539982	5163371		1244349	Davis	261	Grab	n/a	n/a	100\0
114131	539983	5163371		1244349	Davis	261	Grab	n/a	n/a	100\0
114132	539984	5163375		1244349	Davis	261	Grab	1\4-1\2	90\10	100\0
114133	539984	5163380		1244349	Davis	261	Grab	1	80\20	100\0
114134	546419	5155420		patent	Henry	Simon	Grab	tr	0\100	100\0
114135	545875	5155282		patent	Henry	Simon	Grab	tr	0\100	25\75
114136	545880	5155286		patent	Henry	Simon	Grab	tr	0\100	25\75
114137	530676	5155098		1229543	Street	Showing west	Grab	<1\4	70\30	56\44
114138	530679	5155098		1229543	Street	Showing east	Grab	1\2-3\4	60\40	56\44
114139	530703	5155116		1229543	Street	Showing east	Grab	<1\4	0\100	55\45

Sample	UTM NAD 27		Other locate	Claim	Township	Area/Property	Sample	Sulph	po:cp	maf\fel
Number	Easting	Northing		number			Type	%	ratio	ratio
114140	536724	5155084		1229543	Street	Showing east	Grab	tr	10\90	30\70
114141	530754	5155115		1229543	Street	Showing east	Grab	tr	95\5	55\45
114142	530754	5155124		1229543	Street	Showing east	Grab	tr	50\50	n/a
114143	530715	5155122		1229543	Street	Showing east	Grab	tr	50\50	57\43
114144	530716	5155125		1229543	Street	Showing east	Grab	1-1.5	50\50	n/a
114145	530743	5155158		1229543	Street	Showing east	Grab	1\2	0\100	n/a
114146	531090	5155158		1229543	Street	Showing east	Grab	1\4-1\2	70\30	56\44
114147	531102	5155158		1223161	Street	Showing east	Grab	tr	50\50	56\44
114148D	531102	5155158		1223161	Street	Showing east	Grab	tr	50\50	56\44
114149	531145	5155140		1223161	Street	Showing east	Grab	tr	50\50	60\40
114150	531133	5155137		1223161	Street	Showing east	Grab	minor	75\25	50\50
114151	531133	5155140		1223161	Street	Showing east	Grab	minor	50\50	75\25
114152	531133	5155144		1223161	Street	Showing east	Grab	minor	0\100	55\45
114153	531129	5155103	11+90E/0+18S	1223161	Street	Showing east	Grab	1\4	40\60	60\40
114154	531100	5155126	11+67E/ 0+04S	1223161	Street	Showing east	Grab	<1\4	0\100	60\40
114155	531103	5155102	11+70E/0+20S	1223161	Street	Showing east	Grab	1\4-1\2	30\70	n/a
114156	531112	5155069	11+79E/ 0+53S	1223161	Street	Showing east	Grab	tr	0\100	n/a
114157	531114	5155057	11+81E/0+45S	1223161	Street	Showing east	Grab	tr	50\50	n/a
114158	531116	5155057	11+83E/0+45S	1223161	Street	Showing east	Grab	<1\4	0\100	n/a
114159	531135	5155052	12+00E/0+70S	1223161	Street	Showing east	Grab	tr	0\100	35\65
114160	531066	5155024		1223161	Street	Showing east	Grab	<1\4	20\80	25\75
114161	531118	5155060	11+79E/ 0+56S	1223161	Street	Showing east	Grab	tr	50\50	40\60
114162B							BLANK			
114163	530683	5155106	5ME of 114138	1229543	Street	East Ext m/s	Chip-0.3	tr	0\100	70\30
114164D	530683	5155106	5ME of 114138	1229543	Street	East Ext m/s	Chip-0.3	tr	0\100	70\30
114165	530684	5155107		1229543	Street	East Ext m/s	Chip-1.0	tr	0\100	60\40
114166	530684	5155108		1229543	Street	East Ext m/s	Chip-0.4	1	50\50	60\40
114167	530684	5155109		1229543	Street	East Ext m/s	Chip-0.3	1\2	65\35	40\60
114168	530684	5155110		1229543	Street	East Ext m/s	Chip-1.0	none	n/a	65\35
114169	530684	5155111		1229543	Street	East Ext m/s	Chip-0.8	tr	40\60	60\40
114170	530684	5155112		1229543	Street	East Ext m/s	Chip-1.1	tr	n/a	60\40
114171	531213	5155145	6MNE of 114040	1223161	Street	Showing east	Grab	tr	98\2	55\45
114172	531183	5155138		1223161	Street	Showing east	Grab	tr	50\50	50\50
114173	531211	5155172		1223161	Street	Showing east	Grab	tr	80\20	95\05
114174	530558	5155140	L6+18E/0+25N	1229543	Street	Showing west	Grab	tr	0\100	60\40
114175B							BLANK			
114176	530620	5155152	6+80E/0+37N	1229543	Street	Showing west	Grab	tr	50\50	60\40
114177	530630	5155158	6+90E/0+43N	1229543	Street	Showing west	Grab	tr	75\25	50\50
114178	530628	5155158	6+88E/0+43N	1229543	Street	Showing west	Grab	<1\4	70\30	50\50
114179	530626	5155161	6+86E/0+46N	1229543	Street	Showing west	Grab	tr	80\20	60\40

Sample	UTM NAD 27		Other locate	Claim	Township	Area/Property	Sample	Sulph	po:cp	maf\fel
Number	Easting	Northing		number			Type	%	ratio	ratio
114180	530580	5155148		1229543	Street	Showing west	Grab	1\2	55\45	60\40
114181	530573	5155130	6+33E/0+15S	1229543	Street	Showing west	Grab	tr	50\50	60\40
114182	530623	5155140	6+80E/0+37N	1229543	Street	Showing west	Grab	1\4	50\50	55\45
114183	530583	5155111	5+90E/0+30S	1229543	Street	Showing west	Grab	tr	n/a	60\40
114184	530590	5155135	5+88E/0+20N	1229543	Street	Showing west	Grab	<1\4	60\40	50\50
114185	530534	5155115	5+94E/0+00N	1229543	Street	Showing west	Grab	0	n/a	30\70
114186D	530534	5155115	9+94E/0+00N	1229543	Street	Showing west	Grab	0	n/a	30\70
114187	530534	5155113	5+88E/0+18N	1229543	Street	Showing west	Grab	0	n/a	50\50
114188	530531	515112	5+85E/0+17N	1229543	Street	Showing west	Grab	0	n/a	50\50?
114189	530489	5155148	5+60E/0+37N	1229543	Street	Showing west	Grab	1\4	60\40	50\50
114190	530495	5155151	5+64E/0+34N	1229543	Street	Showing west	Grab	0	n/a	50\50
114191	534490	5155118	5+50E/0+05N	1229543	Street	Showing west	Grab	<1\4	20\80	55\45
114192	530486	5155163		1229543	Street	Showing west	Grab	tr	0\100	56\45
114193	530430	5155140	4+90E/0+25N	1229543	Street	Showing west	Grab	tr	70\30	70\30
114194	530425	5155205	4+85E/0+90N	1229543	Street	Showing west	Grab	1	40\60	50\50
114195	530405	5155190	4+65E/0+75N	1229543	Street	Showing west	Grab	tr	25\75	56\44
114196	530405	5155196	4+65E/0+81N	1229543	Street	Showing west	Grab	tr	60\40	55\45
114197	530402	5155196	4+62/0+81N	1229543	Street	Showing west	Grab	tr	60\40	60\40
114198	530390	5155130	4+50E/0+15N	1229543	Street	Showing west	Grab	tr	60\40	60\40
114199D	530390	5155130	4+50E/0+15N	1229543	Street	Showing west	Grab	tr	60\40	60\40
114200	530393	5155131	4+53E/0+16N	1229543	Street	Showing west	Grab	tr	60\40	60\40
114201	540228	5163664	Line 1, 0.0-1.0	1244349	Davis	249	Channel-1.0	none	n/a	60\40
114202	540228	5163664	Line 1, 1.0-2.0	1244349	Davis	249	Channel-1.0	none	n/a	60\40
114203	540228	5163664	Line 1, 2.0-2.4	1244349	Davis	249	Channel-0.4	none	n/a	80\20
114204	540228	5163664	Line 1, 2.4-3.0	1244349	Davis	249	Channel-0.6	none	n/a	70\30
114205	540228	5163664	Line 1, 3.0-4.0	1244349	Davis	249	Channel-1.0	none	n/a	80\20
114206	540228	5163664	Line 1, 4.0-5.0	1244349	Davis	249	Channel-1.0	none	n/a	80\20
114207	540228	5163664	Line 1, 5.0-6.0	1244349	Davis	249	Channel-1.0	tr	50\50	90\10
114208	540228	5163664	Line 1, 6.0-7.0	1244349	Davis	249	Channel-1.0	tr	50\50	90\10
114209	540228	5163664	Line 2, 0.0-1.0	1244349	Davis	249	Channel-1.0	none	n/a	90\10
114210	540228	5163664	Line 2, 1.0-1.7	1244349	Davis	249	Channel-0.7	none	n/a	90\10
114211	540228	5163664	Line 2, 1.7-2.4	1244349	Davis	249	Channel-0.7	none	n/a	90\10
114212	540228	5163664	Line 2, 2.4-3.0	1244349	Davis	249	Channel-0.6	1\8	50\50	80\20
114213	540228	5163664	Line 2, 3.0-3.6	1244349	Davis	249	Channel-0.6	tr	50\50	80\20
114214	540228	5163664	Line 2, 3.6-4.5	1244349	Davis	249	Channel-0.9	tr	80\20	80\20
114215	540228	5163664	Line 2, 4.5-4.9	1244349	Davis	249	Channel-0.4	none	n/a	50\50
114216	540228	5163664	Line 3, 0.0-1.0	1244349	Davis	249	Channel-1.0	none	n/a	80\20
114217D	540228	5163664	Line 3, 0.0-1.0	1244349	Davis	249	Channel-1.0	none	n/a	80\20
114218B							BLANK			
114219	540228	5163664	Line 3, 1.4-2.2	1244349	Davis	249	Channel-0.8	none	n/a	60\40

Sample	UTM NAD 27		Other locate	Claim	Township	Area/Property	Sample	Sulph	po:cp	maf\fel
Number	Easting	Northing		number			Type	%	ratio	ratio
114220	540228	5163664	Line 3, 2.2-2.8	1244349	Davis	249	Channel-0.6	tr	n/a	80\20
114221	540228	5163664	Line 3, 2.8-3.6	1244349	Davis	249	Channel-0.8	tr	0\100	80\20
114222	540228	5163664	Line 5, 0.0-1.0	1244349	Davis	249	Channel-1.0	tr	n/a	70\30
114223	540228	5163664	Line 5, 1.0-2.0	1244349	Davis	249	Channel-1.0	none	n/a	70\30
114224	540228	5163664	Line 5, 2.0-3.0	1244349	Davis	249	Channel-1.0	none	n/a	70\30
114225	540228	5163664	Line 9, 0.0-1.0	1244349	Davis	249	Channel-1.0	tr	10\90	50\50
114226	540228	5163664	Line 9, 1.0-1.4	1244349	Davis	249	Channel-0.4	tr	n/a	70\30
114227	540228	5163664	Line 9, 1.4-1.8	1244349	Davis	249	Channel-0.4	3	30\70	70\30
114228	540228	5163664	Line 9, 1.8-2.3	1244349	Davis	249	Channel-0.5	tr	10\90	90\10
114229	540228	5163664	Line 9, 2.3-3.3	1244349	Davis	249	Channel-1.0	none	n/a	80\20
114230	540228	5163664	Line 9, 3.3-4.0	1244349	Davis	249	Channel-0.7	none	n/a	80\20
114231	540228	5163664	Line 9, 4.0-4.7	1244349	Davis	249	Channel-0.7	none	n/a	80\20
114232	540228	5163664	Line 4, 0.0-1.0	1244349	Davis	249	Channel-1.0	none	n/a	80\20
114233	540228	5163664	Line 4, 1.0-1.8	1244349	Davis	249	Channel-0.8	7	30\70	80\20
114234	540228	5163664	Line 4, 1.8-2.4	1244349	Davis	249	Channel-0.6	1	50\50	80\20
114235	540228	5163664	Line 4, 2.4-3.2	1244349	Davis	249	Channel-0.8	none	n/a	70\30
114236D	540228	5163664	Line 4, 2.4-3.2	1244349	Davis	249	Channel-0.8	none	n/a	70\30
114237	540228	5163664		1244349	Davis	249	Grab	none	n/a	80\20
114238	540228	5163664		1244349	Davis	249	Grab	1\2	0\100	80\20
114239B							BLANK			
114240LS							STANDARD			
114241	540228	5163664	Line 3, 3.6-4.6	1244349	Davis	249	Channel-1.0	none	n/a	70\30
114242	540228	5163664	Line 11, 0.0-0.7	1244349	Davis	249	Channel-0.7	none	n/a	50\50
114243	540228	5163664	Line 11, 0.7-1.3	1244349	Davis	249	Channel-0.6	none	n/a	50\50
114244	540228	5163664	Line 7, 0.0-0.6	1244349	Davis	249	Channel-0.6	none	n/a	70\30
114245	540228	5163664	Line 7, 0.6-1.0	1244349	Davis	249	Channel-0.4	none	n/a	80\20
114246	540228	5163664	Line 7, 1.0-1.6	1244349	Davis	249	Channel-0.6	none	n/a	50\50
114247	540228	5163664	Line 7, 1.6-2.6	1244349	Davis	249	Channel-1.0	none	n/a	70\30
114248	540228	5163664	Line 15, 0.0-1.0	1244349	Davis	249	Channel-1.0	1\4	50\50	80\20
114249	540228	5163664	Line 15, 1.0-1.7	1244349	Davis	249	Channel-0.7	tr	50\50	80\20
114250	540228	5163664	Line 15, 1.7-2.7	1244349	Davis	249	Channel-1.0	none	n/a	80\20
114251	540228	5163664	Line 13, 0.0-0.7	1244349	Davis	249	Channel-0.7	tr	0\100	80\20
114252	540228	5163664	Line 13, 0.7-1.0	1244349	Davis	249	Channel-0.3	none	n/a	50\50
114253	540228	5163664	Line 13, 1.0-1.2	1244349	Davis	249	Channel-0.2	tr	50\50	50\50
114254	540228	5163664	Line 13, 1.2-1.6	1244349	Davis	249	Channel-0.4	none	n/a	50\50
114255	540228	5163664	Line 9, 1.4-1.8	1244349	Davis	249	Channel-0.6	3	50\50	70\30
114256	540228	5163664	Line 9, 1.8-2.3	1244349	Davis	249	Channel-0.5	tr	50\50	90\10
114257	540228	5163664	Line 8, 0.4-1.0	1244349	Davis	249	Channel-0.6	none	n/a	70\30
114258D	540228	5163664	Line 8, 0.4-1.0	1244349	Davis	249	Channel-0.6	none	n/a	70\30
114259	540228	5163664	Line 8, 1.0-1.6	1244349	Davis	249	Channel-0.6	none	n/a	70\30

Sample	UTM NAD 27		Other locate	Claim	Township	Area/Property	Sample	Sulph	po:cp	maf\fel
Number	Easting	Northing		number			Type	%	ratio	ratio
114260	540228	5163664	Line 8, 1.6-2.4	1244349	Davis	249	Channel-0.8	none	n/a	90\10
114261	540228	5163664	Line 8, 2.4-3.4	1244349	Davis	249	Channel-1.0	tr	50\50	60\40
114262	540228	5163664	Line 8, 3.4-4.4	1244349	Davis	249	Channel-1.0	none	n/a	60\40
114263D	540228	5163664	Line 8, 3.4-4.4	1244349	Davis	249	Channel-1.0	none	n/a	60\40
114264B							BLANK			
114265	530647	5155150	Line 1, 0.0-0.7	1229543	Street	Main showing	Channel-0.7	1\2	30\70	50\50
114266	530647	5155151	Line 1, 0.7-1.35	1229543	Street	Main showing	Channel-0.65	1\8	30\70	50\50
114267	530647	5155152	Line 1, 1.35-2.0	1229543	Street	Main showing	Channel-0.65	tr	50\50	70\30
114268	530647	5155153	Line 1, 2.0-2.7	1229543	Street	Main showing	Channel-0.7	1\8	50\50	70\30
114269	530647	5155154	Line 1, 2.7-3.3	1229543	Street	Main showing	Channel-0.6	1	50\50	50\50
114270HS							STANDARD			
114271	530647	5155155	Line 1, 3.3-4.3	1229543	Street	Main showing	Channel-1.0	tr	50\50	50\50
114272	530647	5155156	Line 1, 4.3-5.0	1229543	Street	Main showing	Channel-0.7	tr	50\50	70\30
114273	530647	5155157	Line 1, 5.0-5.6	1229543	Street	Main showing	Channel-0.6	none	n/a	60\40
114274	530647	5155158	Line 1, 5.6-6.4	1229543	Street	Main showing	Channel-0.8	tr	n/a	50\50
114275	530647	5155159	Line 1, 6.4-7.3	1229543	Street	Main showing	Channel-0.9	tr	50\50	60\40
114276	530647	5155160	Line 1, 7.3-8.3	1229543	Street	Main showing	Channel-1.0	none	n/a	70\30
114277D	530647	5155160	Line 1, 7.3-8.3	1229543	Street	Main showing	Channel-1.0	none	n/a	70\30
114278	530647	5155160	Line 1, 8.3-8.8	1229543	Street	Main showing	Channel-0.5	none	n/a	70\30
114279B							BLANK			
114280	530648	5155154	Line 2, 0.0-0.8	1229543	Street	Main showing	Channel-0.8	3	50\50	55\45
114281	530647	5155154	Line 2, 0.8-1.5	1229543	Street	Main showing	Channel-0.7	1\8	60\40	55\45
114282	530646	5155154	Line 2, 1.5-2.2	1229543	Street	Main showing	Channel-0.7	tr	50\50	50\50
114283	530650	5155151	Line 3, 0.0-0.7	1229543	Street	Main showing	Channel-0.7	tr	70\30	70\30
114284	530650	5155152	Line 3, 0.7-1.4	1229543	Street	Main showing	Channel-0.7	tr	70\30	70\30
114285	530650	5155152	Line 3, 1.4-1.8	1229543	Street	Main showing	Channel-0.4	tr	50\50	60\40
114286	530650	5155153	Line 3, 1.8-2.4	1229543	Street	Main showing	Channel-0.6	tr	50\50	55\45
114287	530650	5155154	Line 3, 3.4-4.4	1229543	Street	Main showing	Chip-1.0	tr	0\100	70\30
114288	530650	5155155	Line 3, 4.4-5.4	1229543	Street	Main showing	Chip-1.0	tr	0\100	70\30
114289	530650	5155156	Line 3, 5.4-6.4	1229543	Street	Main showing	Chip-1.0	tr	0\100	70\30
114290	530653	5155149	Line 4, 0.0-1.0	1229543	Street	Main showing	Channel-1.0	1\4	60\40	55\45
114291	530659	5155147	Line 5, 0.0-0.5	1229543	Street	Main showing	Channel-0.5	none	n/a	60\40
114292	530659	5155148	Line 5, 0.5-0.8	1229543	Street	Main showing	Channel-0.3	tr	50\50	50\50
114293	530654	5155139	Line 7, 0.0-0.7	1229543	Street	Main showing	Channel-0.7	tr	90\10	55\45
114294	530654	5155140	Line 7, 0.7-1.3	1229543	Street	Main showing	Channel-0.6	0	50\50	80\20
114295	530637	5155137	Line 8, 0.0-0.35	1229543	Street	Main showing	Channel-0.35	tr	90\10	80\20
114296	530637	5155138	Line 8, 0.35-0.7	1229543	Street	Main showing	Channel-0.35	1	50\50	55\45
114297	530637	5155139	Line 8, 1.40-2.0	1229543	Street	Main showing	Channel-0.6	1\2	50\50	55\45
114298	530637	5155140	Line 8, 2.0-2.5	1229543	Street	Main showing	Channel-0.5	1\2	20\80	50\50
114299	530637	5155141	Line 8, 2.5-3.1	1229543	Street	Main showing	Channel-0.6	1\2	50\50	50\50

Sample	UTM NAD 27		Other locate	Claim	Township	Area/Property	Sample	Sulph	po:cp	maf\fel
Number	Easting	Northing		number			Type	%	ratio	ratio
114300	530637	5155142	Line 8. 3.1-3.8	1229543	Street	Main showing	Channel-0.8	tr	70\30	50\50
114301	530637	5155143	Line 8, 3.8-4.5	1229543	Street	Main showing	Channel-0.7	tr	90\10	60\40
114302	530639	5155151	Line 9, 0.0-0.6	1229543	Street	Main showing	Channel-0.6	tr	50\50	50\50
114303	530639	5155152	Line 9, 0'6-1.2	1229543	Street	Main showing	Channel-0.6	<1\4	50\50	50\50
114304D	530639	5155152	Line 9, 0.6-1.2	1229543	Street	Main showing	Channel-0.6	<1\4	50\50	50\50
114305B							BLANK			
114306	530639	5155152	Line 10, 0.0-0.4	1229543	Street	Main showing	Channel-0.4	tr	50\50	60\40
114307	530639	5155153	Line 10, 0.4-0.8	1229543	Street	Main showing	Channel-0.4	tr	70\30	50\50
114308MS							STANDARD			
114309	530928	5155337	L10+00E/2+25N	1223161	Street	Showing east	Grab	none	n/a	50\50
114310	530655	5155141	Line 6, 0.0-0.75	1229543	Street	Main showing	Channel-0.75	tr	60\40	70\30
114311	530655	5155143	Line 6, 1.6-2.1	1229543	Street	Main showing	Channel-0.5	tr	40\60	75\25
114312	530655	5155144	Line 6, 2.1-2.6	1229543	Street	Main showing	Channel-0.5	none	n/a	70\30
114313	530655	5155145	Line 6, 4.0-4.5	1229543	Street	Main showing	Channel-0.5	tr	90\10	70\30
114314	530655	5155145	Line 6, 4.5-5.0	1229543	Street	Main showing	Channel-0.5	tr	60\40	70\30
114315	530733	5155185	Line 1. 0.0-0.8	1229543	Street	800E/75N	Channel-0.8	none	n/a	50\50
114316	530733	5155186	Line 1, 0.8-1.3	1229543	Street	800E/75N	Channel-0.5	none	n/a	90\10
114317	530733	5155187	Line 1, 1.3-2.0	1229543	Street	800E/75N	Channel-0.7	none	n/a	90\10
114318	530733	5155188	Line 1, 2.0-2.3	1229543	Street	800E/75N	Channel-0.3	none	n/a	95\5
114319	530733	5155188	Line 1, 2.3-2.5	1229543	Street	800E/75N	Channel-0.2	none	n/a	50\50
114320	530734	5155187	Line 2, 0.0-0.5	1229543	Street	800E/75N	Channel-0.5	none	n/a	50\50
114321	530734	5155188	Line 2, 0.5-1.1	1229543	Street	800E/75N	Channel-0.6	none	n/a	60\40
114322	530734	5155188	Line 2, 1.1-1.4	1229543	Street	800E/75N	Channel-0.3	none	n/a	60\40
114323	530734	5155189	Line 2, 1.4-1.7	1229543	Street	800E/75N	Channel-0.3	none	n/a	50\50
114324	530734	5155190	Line 2, 1.7-2.3	1229543	Street	800E/75N	Channel-0.6	none	n/a	50\50
114325	530734	5155190	Line 2, 2.3-2.8	1229543	Street	800E/75N	Channel-0.5	none	n/a	50\50
114326	530738	5155190	Line 3, 0.0-0.4	1229543	Street	800E/75N	Channel-0.4	none	n/a	50\50
114327	530738	5155191	Line 3, 0.4-0.8	1229543	Street	800E/75N	Channel-0.4	none	n/a	n/a
114328	530738	5155192	Line 3, 0.8-1.2	1229543	Street	800E/75N	Channel-0.4	none	n/a	50\50
114329B	530738	5155192					BLANK			
114330	530807	5155119	Line 1, 0.0-0.5	1229543	Street	875E/00	Channel-0.5	none	n/a	80\20
114331	530807	5155120	Line 1, 0.5-1.0	1229543	Street	875E/00	Channel-0.5	none	n/a	80\20
114332	530807	5155121	Line 1, 1.0-1.6	1229543	Street	875E/00	Channel-0.6	tr	50\50	80\20
114333	530807	5155122	Line 1, 1.6-2.3	1229543	Street	875E/00	Channel-0.7	tr	50\50	80\20
114334	530807	5155123	Line 1, 2.3-3.0	1229543	Street	875E/00	Channel-0.7	tr	50\50	70\30
114335	530807	5155123	Line 1, 3.0-3.2	1229543	Street	875E/00	Channel-0.2	none	n/a	60\40
114336	530807	5155124	Line 1, 3.2-3.7	1229543	Street	875E/00	Channel-0.5	1\2	50\50	70\30
114337	530807	5155125	Line 1, 3.7-4.2	1229543	Street	875E/00	Channel-0.5	1	50\50	70\30
114338	530807	5155126	Line 1, 4.2-5.3	1229543	Street	875E/00	Channel-1.1	1	50\50	70\30
114339	530807	5155126	Line 1, 4.2-5.3	1229543	Street	875E/00	Channel-1.1	1	50\50	70\30

Sample	UTM NAD 27		Other locate	Claim	Township	Area/Property	Sample	Sulph	po:cp	maf\fel
Number	Easting	Northing		number			Type	%	ratio	ratio
114340	530639	5155154	Line 11, 0.0-0.5	1229543	Street	Main showing	Channel-0.5	none	n/a	70\30
114341	530639	5155154	Line 11, 0.5-1.0	1229543	Street	Main showing	Channel-0.5	none	n/a	70\30
114342	530638	5155155	Line 11, 1.0-1.8	1229543	Street	Main showing	Channel-0.8	1\4	40\60	70\30
114343	530536	5155260	L6+00E/1+50N	1229543	Street	Showing west	Grab	none	n/a	100\0
114344	530563	5155019		1229543	Street	Showing west	Grab	none	n/a	100\0
114345	530563	5155019		1229543	Street	Showing west	Grab	none	n/a	100\0
114346B							BLANK			
114347	530139	5154720	2+00E/3+75S	1229543	Street	Showing west	Grab	none	n/a	0\100
114348	530257	5155365		1229543	Street	Showing west	Grab	1\4	80\20	60\40
114349MS							STANDARD			
114350	545784	5155217		patent	Henry	Simon	Chip-0.1	1\4	20\80	20\80
114351	545784	5155217		patent	Henry	Simon	Chip-0.1	1\4	0\100	25\75
114352	545784	5155216		patent	Henry	Simon	Chip-0.3	none	n/a	40\60
114353	545783	5155218		patent	Henry	Simon	Grab	none	n/a	25\75
114354	545783	5155217		patent	Henry	Simon	Grab	none	n/a	95\5
114355	545783	5155217		patent	Henry	Simon	Grab	none	n/a	95\5
114356	545793	5155218		patent	Henry	Simon	Grab	none	n/a	15\85
114357	545831	5155093		patent	Henry	Simon	Grab	1\4	0\100	40\60
114358	545783	5155164		patent	Henry	Simon	Grab	tr	20\80	40\60
114359	545794	5155242		patent	Henry	Simon	Grab	none	n/a	50\50
114360	545899	5155199		patent	Henry	Simon	Grab	none	n/a	70\30
114361B							BLANK			
114362	545032	5154853		patent	Henry	Simon	Grab	none	n/a	100\0
114363	540228	5163663		1244349	Davis	249	Grab	1\4	5\95	80\20
114364	540228	5163663		1244349	Davis	249	Grab	3	10\90	80\20
114365	541004	5162120		1229480	Loughrin	Racicot	Grab	none	n/a	10\90
114366	539722	5162702		1229481	Loughrin	Racicot	Grab	none	n/a	100\0
114367	540630	5162178		1229481	Loughrin	Racicot	Grab	none	n/a	55\45
114368	546689	5155727	SW Henry showing		Henry	Mustang	Grab	1\4	20\80	25\75
114369	546713	5155719	SW Henry showing		Henry	Mustang	Grab	1\4	10\90	25\75
114370	539676	5164453		1229481	Loughrin	Racicot	Grab	tr	100\0	90\10
114371	539600	5162110		1229481	Loughrin	Racicot	Grab	none	n/a	40\60
114372	538522	5162149		1237064	Loughrin	Barr	Grab	none	n/a	20\80
114373	539000	5162554		1229481	Loughrin	Racicot	Grab	none	n/a	50\50
114374	539000	5162554		1229481	Loughrin	Racicot	Grab	none	n/a	20\80
114401B							BLANK			

Sample	UTM NAD 27		Other locate	Claim	Township	Area/Property	Sample	Sulph	po:cp	maf\fel
Number	Easting	Northing		number			Type	%	ratio	ratio
114402	530375	5155130	4+35E/0+15N	1229543	Street	Showing west	Grab	tr	0\100	50\50
114403	530367	5155175	4+27E/0+60N	1229543	Street	Showing west	Grab	<1/4	70\30	60\40
114404	530358	5155185	4+19E/0+70N	1229543	Street	Showing west	Grab	tr	n/a	n/a
114405	530255	5155240	3+15E/1+25N	1229543	Street	Showing west	Grab	<1\4	70\30	60\40
114406	530243	5155127	3+03E/0+12N	1229543	Street	Showing west	Grab	none	n/a	97\03
114407	530570	5154959	6+30E/1+50S	1229543	Street	Showing west	Grab	<1\4	0\100	88\12
114408	530423	5154957		1229543	Street	Showing west	Grab	tr	0\100	60\40
114409	530000	5154890		1229543	Street	Showing west	Grab	none	n/a	95\5
114410	529922	5154811	0+20W/2+90S	1229543	Street	Showing west	Grab	tr	98\2	50\50
114411	545991	5155235		patent	Henry	Simon	Grab	0	n\a	80\20
114412	545873	5155280		patent	Henry	Simon	Grab	1\4	70\30	40\60
114413	544819	5154780		patent	Henry	Simon	Grab	0	n/a	60\40
114414	543320	5154890		patent	Henry	Simon	Grab	0	n/a	50\50
114415	545350	5155040		patent	Henry	Simon	Grab	tr	50\50	50\50
114416	541145	5163976		1244349	Davis	East 249	Grab	none	n/a	50\50
114417	541145	5163976		1244349	Davis	East 249	Grab	none	n/a	50\50
114418	540760	5163333		1229480	Loughrin	Racicot	Grab	tr	0\100	70\30
114419	541141	5162783		1229480	Loughrin	Racicot	Grab	tr	0\100	55\45
114420	540250	5162586		1229480	Loughrin	Racicot	Grab	tr	0\100	55\45
114421	540343	5162536		1229480	Loughrin	Racicot	Grab	tr	0\100	50\50
114422	540939	5163222		1229480	Loughrin	Racicot	Grab	none	n/a	30\70
114423	541000	5162287		1229480	Loughrin	Racicot	Grab	none	n/a	90\10
114424	541208	5162319		1229480	Loughrin	Racicot	Grab	tr	0\100	45\55
114425HS							STANDARD			
114426B							BLANK			
114427	539523	5162387		1229480	Loughrin	Racicot	Grab	none	n/a	40\60
114428	539670	5162457		1229480	Loughrin	Racicot	Grab	none	n/a	95\5
114429	539496	5162451		1229480	Loughrin	Racicot	Grab	none	n/a	80\20
114430	539676	5162419		1229481	Loughrin	Racicot	Grab	none	n/a	100\0
114431	539676	5162417		1229481	Loughrin	Racicot	Grab	none	n/a	100\0
114432	539078	5161782		1229481	Loughrin	Racicot	Grab	none	n/a	60\40
114433	540665	5162046		1229481	Loughrin	Racicot	Grab	none	n/a	100\0
114434	539830	5161730		1229481	Loughrin	Racicot	Grab	tr	0\100	90\10
114435	539337	5160995		1229481	Loughrin	Racicot	Grab	none	n/a	60\40
114436	539206	5160930		1229481	Loughrin	Racicot	Grab	none	n/a	55\45
114437	539106	5160967		1229481	Loughrin	Racicot	Grab	none	n/a	70\30
114438	539008	5162006		1229481	Loughrin	Racicot	Grab	none	n/a	95\5
114439B							BLANK			
114440	538200?	5161960?		1237064	Loughrin	Barr	Grab	none	n/a	50\50
114441	539340	5162622		1229481	Loughrin	Racicot	Grab	none	n/a	100\0

Sample	UTM NAD 27		Other locate	Claim	Township	Area/Property	Sample	Sulph	po:cp	maf\fel
Number	Easting	Northing		number			Type	%	ratio	ratio
114442	539620	5161730		1229481	Loughrin	Racicot	Grab	none	n/a	55\45
114443	539575	6162670		1229481	Loughrin	Racicot	Grab	none	n/a	65\35
114444	539446	5161758		1229481	Loughrin	Racicot	Grab	tr	0\100	60\40
114445	539747	5161745		1229481	Loughrin	Racicot	Grab	tr	n/a	5\95
114446	539593	5160893		1229481	Loughrin	Racicot	Grab	none	n/a	100\0
114447	539611	5160904		1229481	Loughrin	Racicot	Grab	none	n/a	75\25
114448	539832	5161036		1229481	Loughrin	Racicot	Grab	tr	0\100	70\30
114449	539219	5160742		1229481	Loughrin	Racicot	Grab	none	n/a	70\30
114450	539337	5162992		1229481	Loughrin	Racicot	Grab	none	n/a	50\50
114451	539378	5162965		1229481	Loughrin	Racicot	Grab	none	n/a	55\45
114452	539384	5162901		1229481	Loughrin	Racicot	Grab	none	n/a	55\45
114453	539329	5162855		1229481	Loughrin	Racicot	Grab	none	n/a	100\0
114454	539206	5162834		1229481	Loughrin	Racicot	Grab	none	n/a	50\50
114455	540794	5162625		1229481	Loughrin	Racicot	Grab	none	n/a	20\80
114456	540875	5162735		1229481	Loughrin	Racicot	Grab	none	n/a	95\05
114501	540256	5163675	0+30E/0+5.1S	1244349	Davis	249	Grab	none	n/a	75\25
114502	540255	5163675	0+29E/0+4.7S	1244349	Davis	249	Grab	none	n/a	65\35
114503	540254	5163674	0+28E/O+4.8S	1244349	Davis	249	Grab	none	n/a	65\35
114504	540253	5163674	0+27E/0+4.8S	1244349	Davis	249	Grab	none	n/a	65\36
114505	540253	5163671	0+25E/0+6.2S	1244349	Davis	249	Grab	tr	100\0	65\35
114506	540253	5163670	0+24E/0+6.8S	1244349	Davis	249	Grab	none	n\a	70\30
114507	540254	5163667	0+23E/0+9.4S	1244349	Davis	249	Grab	tr	tr	65\35
114508	540258	5163673	0+30E/0+7.6S	1244349	Davis	249	Grab	none	n/a	65\35
114509	540258	5163671	0+28E/0+9.3S	1244349	Davis	249	Grab	tr	0\100	60\40
114510	540257	5163670	0+27E/0+8.8S	1244349	Davis	249	Grab	none	n/a	65\35
114511	540256	5163668	0+25E/0+10.4S	1244349	Davis	249	Grab	tr	50\50	55\45
114512	540256	5163667	0+25E/0+11.3S	1244349	Davis	249	Grab	tr	50\50	65\35
114513	540256	5163666	0+22E/0+10.2S	1244349	Davis	249	Grab	tr	0\100	70\30
114514	540254	5163664	0+21E/0+10S	1244349	Davis	249	Grab	tr	50\50	70\30
114515	540252	5163665	0+20E/0+10.8S	1244349	Davis	249	Grab	none	n\a	70\30
114516	540252	5163663	0+19E/0+11S	1244349	Davis	249	Grab	none	n\a	65\35
114517	540254	5163664	0+21E/0+12.1S	1244349	Davis	249	Grab	tr	50\50	70\30
114518D	540252	5163663	0+19E/0+11S	1244349	Davis	249	Grab			
114519	540250	5163659	0+15E/0+13.6S	1244349	Davis	249	Grab	none	n/a	75\25
114520	540250	5163658	0+14E/0+14.6S	1244349	Davis	249	Grab	tr	0\100	55\45
114521	540250	5163655	0+12E/0+16.5S	1244349	Davis	249	Grab	none	n/a	50\50
114522	540249	5163654	0+11E/0+16.3S	1244349	Davis	249	Grab	none	n/a	45\55
114523	540247	5163653	0+8E/0+15.2S	1244349	Davis	249	Grab	none	n/a	55\45
114524	540247	5163648	0+6E/0+20.2S	1244349	Davis	249	Grab	none	n/a	55\45
114525	540244	5163677	0+22E/0+4.5N	1244349	Davis	249	Grab	tr	n/a	55\45

Sample	UTM NAD 27		Other locate	Claim	Township	Area/Property	Sample	Sulph	po:cp	maf\fel
Number	Easting	Northing		number			Type	%	ratio	ratio
114526	540209	5163678	0+5W/0+27.5N	1244349	Davis	249	Grab	none	n/a	80\20
114527	540208	5163677	0+6W/0+27N	1244349	Davis	249	Grab	none	n/a	55\45
114528	540208	5163676	0+7W/0+26.5N	1244349	Davis	249	Grab	tr	0\100	55\45
114529	540208	5163674	0+8W/0+25N	1244349	Davis	249	Grab	none	n/a	55\45
114530	540210	5163674	0+7W/0+23.6N	1244349	Davis	249	Grab	tr	0\100	50\50
114531	540209	5163672	0+8W/0+22.4N	1244349	Davis	249	Grab	tr	0\100	55\45
114532	540212	5163669	0+8W/0+18.3N	1244349	Davis	249	Grab	none	n/a	45\55
114533	540211	5163668	0+10W/0+19N	1244349	Davis	249	Grab	tr	0\100	45\55
114534	540210	5163667	0+11W/0+18.5N	1244349	Davis	249	Grab	tr	0\100	55\45
114535	540209	5163667	0+12W/0+18.3N	1244349	Davis	249	Grab	none	n/a	55\45
114536	540208	5163666	0+13W/0+18.2N	1244349	Davis	249	Grab	tr	0\100	55\45
114537	540208	5163665	0+14W/0+18.2N	1244349	Davis	249	Grab	none	n/a	55\45
114538	540207	5163664	0+15W/0+18.3N	1244349	Davis	249	Grab	tr	0\100	55\45
114539	540206	5163664	0+16W/0+18.2N	1244349	Davis	249	Grab	tr	0\100	55\45
114540	540206	5163663	0+16.5W/0+17.9N	1244349	Davis	249	Grab	tr	0\100	60\40
114541	540206	5163663	0+17W/0+16.8N	1244349	Davis	249	Grab	none	n/a	60\40
114542	540207	5163659	0+18W/0+13.4N	1244349	Davis	249	Grab	none	n/a	60\40
114543	540207	5163658	0+19W/0+13.2N	1244349	Davis	249	Grab	none	n/a	55\45
144544	540206	5163657	0+20W/0+12.8N	1244349	Davis	249	Grab	none	n/a	55\45
144545	540212	5163682	0+00/0+20N	1244349	Davis	249	Grab	tr	0\100	45\55
144546	540209	5163681	0+3E/0+30N	1244349	Davis	249	Grab	tr	50\50	55\45
144547	540204	5163651	0+26W/0+10N	1244349	Davis	249	Grab	none	n/a	60\40
114548	540205	5163652	0+25W/0+10N	1244349	Davis	249	Grab	none	n/a	55\45
114549	540214	5163671	0+5W/0+19N	1244349	Davis	249	Grab	tr	40\60	50\50
114550	540215	5163670	0+5W/0+17N	1244349	Davis	249	Grab	tr	0\100	60\40
114551	540217	5163668	0+5W/0+15N	1244349	Davis	249	Grab	none	n/a	55\45
114552B							BLANK			
114553D	540212	5163669	0+8W/0+18.3N	1244349	Davis	249	Grab			
114554D	540204	5163651	0+26W/0+10N	1244349	Davis	249	Grab			
114555	540251	5163661	0+17E/0+12.4S	1244349	Davis	249	Grab	none	n/a	75\25
114556	540204	5163650	0+26W/0+9N	1244349	Davis	249	Grab	none	n/a	60\40
114557	540205	5163650	0+26W/0+8N	1244349	Davis	249	Grab	none	n/a	55\45
114558	540206	5163648	0+26W/0+6N	1244349	Davis	249	Grab	none	n/a	50\50
114559	540207	5163647	0+26W/0+5N	1244349	Davis	249	Grab	none	n/a	50\50
114560	540210	5163645	0+25w/0+2N	1244349	Davis	249	Grab	none	n/a	50\50
114561	540211	5163644	0+25W/0+1S	1244349	Davis	249	Grab	none	n/a	60\40
114562	540212	5163642	0+25W/0+2S	1244349	Davis	249	Grab	none	n/a	60\40
114563	540212	5163641	0+26W/0+3S	1244349	Davis	249	Grab	none	n/a	50\50
114564	540213	5163639	0+26W/0+5S	1244349	Davis	249	Grab	none	n/a	55\45
114565	540220	5163665	0+5W/0+10.4N	1244349	Davis	249	Grab	none	n/a	50\50

Sample	UTM NAD 27		Other locate	Claim	Township	Area/Property	Sample	Sulph	po:cp	maf\fel
Number	Easting	Northing		number			Type	%	ratio	ratio
114566	540219	5163667	0+4W/0+13N	1244349	Davis	249	Grab	none	n/a	60\40
114567	540220	5163666	0+2W/0+10N	1244349	Davis	249	Grab	tr	0\100	60\40
114568	540222	5163665	0+3W/0+9N	1244349	Davis	249	Grab	none	n/a	60\40
114569B							BLANK			
114570	540229	5163658	Line10, 0.0-0.5	1244349	Davis	249	Channel-0.5	1	60\40	80\20
114571	540229	5163657	Line 10, 0.5-1.1	1244349	Davis	249	Channel-0.6	tr	60\40	80\20
114572	540230	5163657	Line 10, 1,1-1.4	1244349	Davis	249	Channel-0.3	1	60\40	50\50
114573	540230	5163656	Line 10, 1.4-2.0	1244349	Davis	249	Channel-0.6	tr	60\40	60\40
114574	540230	5163656	Line 10, 2.0-2.6	1244349	Davis	249	Channel-0.6	none	n/a	50\50
114575	540231	5163656	Line 10, 2.6-3.2	1244349	Davis	249	Channel-0.6	none	n/a	50\50
114576	540231	5163655	Line 10, 3.2-3.7	1244349	Davis	249	Channel-0.5	tr	80\20	80\20
114577	540232	5163655	Line 10, 3.7-4.2	1244349	Davis	249	Channel-0.5	none	n/a	60\40
114578	540233	5163654	Line 10, 4.2-5.0	1244349	Davis	249	Channel-0.8	none	n/a	50\50
114579	540233	5163654	Line 10, 5.0-5.4	1244349	Davis	249	Channel-0.4	none	n/a	50\50
114580	540231	5163657	Line 12, 0.0-0.9	1244349	Davis	249	Chip-0.9	3	50\50	80\20
114581D	540231	5163657	Line 12, 0.0-0.9	1244349	Davis	249	Chip-0.9	3	50\50	80\20
114582	540231	5163656	Line 12, 0.9-1.4	1244349	Davis	249	Channel-0.5	3	50\50	80\20
114583	540231	5163656	Line 12, 1.4-2.6	1244349	Davis	249	Channel-1.2	tr	n/a	80\20

Sample	Description	TPM	Pd/Pt	Cu/Ni	Au	Pt	Pd	Ag	Cu
Number		ppb	ppb	ppm	ppb	ppb	ppb	ppm	ppm
114001	fine gr melanogabbro	**588**	1.35	2.73	161	182	245	0.3	908
114002	fine-med gr norite with coarse interstitial diss sulphides	**919**	2.87	2.51	281	165	473	0.9	2936
114003	med gr melanogabbronorite with patchy sulphides	238			67	62	109	-0.2	430
114004	melanogabbro\amphibolite mod rxtl and foliated	271			63	113	95	-0.2	594
114005	local frost rubble of int fol and rxtl melanogabbro\amphibolite	89			47	22	20	-0.2	381
114006	leucogabbro gneiss cont tr cp	**759**	1.42	5.40	10	310	439	0.6	189
114007	int rxtl leucogabbro gneiss cont tr cp assc with QV material	**1305**	1.25	17.60	70	549	686	0.3	792
114008	melanogabbronorite, 10% opx, primary and hydrotherm sulphides ?	**788**	2.26	2.92	217	175	396	0.6	1830
114009	fine gr leuconorite	**380**	2.23	2.45	96	88	196	0.3	813
114010	melanogabbro with sulph poss related to hydrotherm alteration	95			45	25	25	-0.2	305
114011	melanogabbro	294	1.90	4.72	94	69	131	0.3	789
114012	leuconorite	48			15	19	14	-0.2	216
114013	gabbro with patchy sulphides	33			8	15	10	-0.2	95
114014	leuconorite	28			8	13	7	-0.2	177
114015	rusty patches in leuconorite	27			9	10	8	-0.2	127
114016	leucogabbro containing minor diss sulphides	17			5	7	5	-0.2	97
114017	gabbronorite	48			2	24	22	-0.2	60
114018	minor sulphides in gabbronorite	87			7	40	40	-0.2	80
114019	rusrty patches in melanogabbro\amphibolite	97			46	27	24	-0.2	202
114020	gabbronorite	48			17	16	15	-0.2	205
114021	local rubble of melanogabbro	109	0.94	3.66	49	31	29	-0.2	315
114022	norite containing diss sulphides	48			19	16	13	-0.2	214
114023	norite containing fine gr sulphides	42			12	19	11	-0.2	160
114024	gabbro containing clustered sulphides, possible py in this sample	-7			-1	-5	-1	-0.2	106
114025D	duplicate of 114024	-7			-1	-5	-1	-0.2	109
114026	gabbronorite containing minor opx	65			3	31	31	-0.2	85
114027	sulphides assc with QV in melanogabbro	65			8	29	28	-0.2	172
114028	melanogabbro	103	1.00	3.73	57	23	23	-0.2	272
114029	melanogabbro	-5			1	-5	-1	-0.2	110
114030	weakly foliated melanogabbro	43			5	14	24	-0.2	129
114031	sulphides assc with QV in foliated gabbro	-3			1	-5	1	-0.2	156
114032	melanogabbro strongly altered with chlorite -serpentinite	128	1.06	46.83	95	16	17	-0.2	562
114033	melanogabbro continuation of 114032	19			6	7	6	-0.2	322

Sample Number	Description	TPM ppb	Pd/Pt ppb	Cu/Ni ppm	Au ppb	Pt ppb	Pd ppb	Ag ppm	Cu ppm
114034	weakly foliated gabbro	113	1.00	58.28	87	13	13	-0.2	1690
114035	sulphide in QV in foliated melanogabbro	128	0.84	31.83	93	19	16	-0.2	923
114036	foliated melanogabbro	85			8	47	30	-0.2	171
114037	sulphide assc with QV in melanogabbro	-7			-1	-5	-1	-0.2	199
114038B	control blank	-7			-1	-5	-1	-0.2	4
114039	fine grain foliated melanogabbro	20			3	10	7	-0.2	106
114040	fine grain melanogabbro, altered (epidote-sericite?)	12			1	8	3	-0.2	423
114041	melanogabbro, sulphide in aggregations	29			13	6	10	-0.2	321
114042D	*duplicate of 114041*	45			23	7	15	-0.2	260
114043	gabbro with sulphide aggregations as disseminated grains	55			10	22	23	-0.2	131
114044	melanogabbro	-5			1	-5	-1	-0.2	58
114045	foliated gabbro	-2			4	-5	-1	-0.2	117
114046	extremely weatherd and brecciated, silicified melanogabbro	**1094**	0.20	22.71	1100	-5	-1	1.3	1567
114047B	control blank	-7			-1	-5	-1	-0.2	6
114048	weakly foliated melanogabbro								
114049	melanogabbro	5			5	-5	-1	-0.2	164
114050	norite to gabbro?	4			4	-5	-1	-0.2	140
114051	*melanogabbro*	3			3	-5	-1	-0.2	119
114052	melanogabbro	4			4	-5	-1	-0.2	172
114053	melanogabbro	4			4	-5	-1	-0.2	213
114054	fine grain foliated melanogabbro	4			4	-5	-1	-0.2	148
114055	melanogabbro	21			21	-5	-1	0.6	872
114056	silicified zone 10 meters wide in melanogabbro	23			29	-5	-1	0.3	484
114057	weakly foliated gabbro with sulphides along planes in gabbro	2			8	-5	-1	-0.2	171
114058	weakly foliated gabbro	-3			3	-5	-1	-0.2	98
114059	tr sulphides and minor malachite in strongly altered and foliated gabbro	58			56	-5	7	1.1	2062
114060D	duplicate of 114059	53			46	-5	12	1.5	1272
114061	fine grain disseminated sulphides in leucogabbro	-4			2	-5	-1	-0.2	144
114062	foliated gabbro	-1			5	-5	-1	-0.2	146
114063	sulphides associated with QV in melanogabbro	96			102	-5	-1	0.2	512
114064	*melanogabbro*	-5			1	-5	-1	-0.2	196
114065	disseminated and veinlet sulphides in melanogabbro	-3			3	-5	-1	-0.2	209
114066	qtz vein brecciated gabbro	-2			4	-5	-1	-0.2	429
114067	silicified sections in melanogabbro	-2			4	-5	-1	-0.2	250
114068	disseminated sulphides in folaited leucogabbro	18			7	5	6	-0.2	202
114069	aggregations of disseminated sulphides in foliated gabbro	-5			1	-5	-1	-0.2	105
114070	strong epidote actinolite alteration in fine grain foliated melanogabbro	1			7	-5	-1	0.2	262
114071	foliated melanogabbro	4			10	-5	-1	-0.2	174
114072	fine grain sulphides forming small aggregations in melanogabbro	26			9	8	9	-0.2	145
114073	fine to *medium grained foliated gabbro*	-4			2	-5	-1	-0.2	139

Sample	Description	TPM	Pd/Pt	Cu/Ni	Au	Pt	Pd	Ag	Cu
Number		ppb	ppb	ppm	ppb	ppb	ppb	ppm	ppm
114074	foliated gabbro	6			10	-5	1	-0.2	374
114101	fracture in light green med gr gabbro	8			2	-5	11	-0.2	92
114102	fine-med gr gabbro	44			5	19	20	-0.2	98
114103	med gr leucogabbro	18			3	8	7	-0.2	137
114104	bleb sulph in 3-4mm veinlet in gabbronorite	15			2	6	7	-0.2	272
114105	medium gr gabbro	25			15	7	3	-0.2	440
114106	medium grained gabbro	17			19	-5	3	-0.2	609
114107	medium grianed gneissic gabbro	24			27	-5	2	0.4	904
114108	fract assc sulph in schistose fine-med gr gabbro	5			7	-5	3	-0.2	652
114109	fract assc sulph in rusty fine-med gr melanogabbro	8			10	-5	3	-0.2	1191
114110	fract assc sulph in rusty fine-med gr melanogabbro	57			28	19	10	0.7	3885
114111	rusty fract with diss sulph in fine-med gr schistose gabbro	0			3	-5	2	-0.2	299
114112	medium gr gabbro	19			9	6	4	-0.2	481
114113	sulphide clots in fresh medium gr melanogabbro	13			3	6	4	-0.2	102
114114	fine-med gr melanogabbro	52			37	8	7	0.3	1603
114115	fine-med gr melanogabbro	36			22	7	7	-0.2	998
114116	fine diss sulph in med gr melanogabbro	41			23	8	10	0.3	1504
114117D	duplicate of 114116	41			23	7	11	0.2	616
114118	diss sulph in two 4 mm bands in fine-med gr gneissic melanogabbro	17			10	5	2	-0.2	450
114119	5-10 mm banded diss sulph in fine-med gr gneissic gabbro	8			9	-5	4	-0.2	935
114120	sulph clots in fractures in med gr gabbro	18			9	6	3	-0.2	541
114121	sulph in fractures in med gr gabbro	16			3	7	6	-0.2	195
114122	coarse gr to pegmatoidal gabbro exhibiting rusty spots	74			1	40	33	-0.2	45
114123	fresh, light grey med gr gabbro	19			2	6	11	-0.2	78
114124	med gr melanogabbro, local rubble	38			5	10	23	-0.2	352
114125	med gr melanogabbro	62			10	17	35	-0.2	309
114126	diss sulph in light grey med gr gabbronorite	101	2.00	1.85	14	29	58	-0.2	264
114127	1cm clot of diss sulph in med gr gabbronorite	48			7	17	24	0.2	274
114128	diss sulph assc with comp change between melanogabbro-gabbronorite	105	1.58	2.23	43	24	38	-0.2	1006
114129	diss sulph forming clots in med gr melanogabbro	58			11	22	25	-0.2	510
114130	fine gr U/M composed of amphiboles-tremolite	1			2	-5	4	-0.2	54
114131	sheared U/M, containing opx crystals	-5			-1	-5	1	-0.2	2
114132	U/M containing diss blebby sulph and 5-10 mm opx crystals	40			-1	16	25	-0.2	217
114133	bleb sulphide in opx U/M	25			2	11	12	-0.2	289
114134	coarse grained hornblendite tr qtz and 1% biotite	31			10	8	13	-0.2	129
114135	light grey rxtl coarse gr gabbro	12			1	7	4	-0.2	70
114136	mafic pod or band in gneissic gabbro	30			-1	17	14	-0.2	30
114137	minor diss sulph in med gr, med grey melaongabbro; minor cpx	47			15	16	16	-0.2	154
114138	med gr, dark melanogabbro with minor cpx	74			21	30	23	-0.2	217
114139	cp is related to a fracture in med gr gabbro	208	1.13	6.11	159	23	26	-0.2	458

Sample	Description	TPM	Pd/Pt	Cu/Ni	Au	Pt	Pd	Ag	Cu
Number		ppb	ppb	ppm	ppb	ppb	ppb	ppm	ppm
114140	sulphides as blebs in med gr, gabbronorite, within 1ft of melanogab	-1			4	-5	3	-0.2	120
114141	tr sulfide as 1-2 clots in lt gy, med gr gabbronorite; small sample	36			10	14	12	-0.2	127
114142	diss sulphides near a fracture in med gr, gneissic gabbro	52			7	24	21	-0.2	131
114143	sulphides as 1-2 cm smears in dk, gneissic melanogabbro	167	1.12	3.14	40	60	67	-0.2	434
114144	small concentrations sulphides in light grey gabbronorite	197	1.32	2.82	65	57	75	-0.2	384
114145	sulph in a vein/pod? in fine gr, light green melanogabbro; local rubble	190	6.43	0.59	19	23	148	-0.2	112
114146	diss sulphides felsic portion in med gr, med green melanogabbro	143	1.19	5.73	25	54	64	-0.2	969
114147	consistent sulphides in med grained, med grey melanogabbro	102	1.68	2.53	3	37	62	-0.2	144
114148D	duplicate of 114147 but with less sulphides	101		2.59	3	35	63	-0.2	119
114149	sulphides related to small fract in med gr, med green, melanogabbro	73			7	41	25	-0.2	74
114150	sulphide as concs in med gr, light gry gabbronorite; local rubble	32			10	14	8	-0.2	191
114151	fine-med gr, dark, gneissic melanogabbro	39			13	15	11	-0.2	154
114152	light grey norite	37			9	18	10	-0.2	130
114153	sulphides in qtz/gabbroic vein in med gr, gneissic, melanogabbro	2			5	-5	2	-0.2	356
114154	cp is related to a fracture & qtz/epidote vein in gneissic gabbro	22			4	9	9	-0.2	222
114155	blebby sulphides assc with 1 cm qtz vein in gneissic melanogabbro	-2			4	-5	-1	-0.2	200
114156	cp in proximity to mafic rich area in gabbro & in 1 cm mafic band	-1			5	-5	-1	-0.2	101
114157	minor sulphides in med gr, light grey gabbronorite	0			3	-5	2	-0.2	324
114158	tr cp as small blebs & concs in light grey, greenish gabbronorite	-2			1	-5	2	-0.2	236
114159	small blebs in light grey, med gr gabbro	-7			-1	-5	-1	-0.2	130
114160	sulphide @ edge of 6" mafic pod in gab with rust & hem, angular bldr	-5			1	-5	-1	-0.2	210
114161	minor blebs in med gr, med grey gabbro	-7			-1	-5	-1	-0.2	139
114162B	blank control sample	-7			-1	-5	-1	-0.2	2
114163	epidote alteration?, melanogabbro	63			12	28	23	-0.2	176
114164D	duplicate of 114163	81			20	35	26	-0.2	208
114165	epidote alteration?, melanogabbro with pink (alkali Kspar) feldspar	298	1.19	1.99	53	112	133	0.2	257
114166	fresh medium grained melanogabbro, good igneous texture	430	1.27	2.52	90	150	190	0.2	646
114167	med grain norite in contact with melanogabbro	288	0.67	2.42	61	136	91	-0.2	278
114168	foliated melanogabbro with actinolite alteration	120	0.75	2.13	22	56	42	-0.2	136
114169	fresh melanogabbro with good igneous texture, sulphides over 15 cm	112	0.98	1.76	27	43	42	-0.2	137
114170	med grain melanogabbro	57			11	27	19	-0.2	106
114171	foliated gabbro	43			7	18	18	-0.2	232
114172	medium grain norite	62			20	22	20	-0.2	157
114173	hornblendite U/M, sulph as elliptical blebs at edge of felds lam and diss	107	1.19	5.21	4	47	56	-0.2	349
114174	cp along foliation planes in fine-med grain melanogabbbro	28			2	15	11	-0.2	88
114175B	control blank	-7			-1	-5	-1	-0.2	3
114176	sulph in a quartz-epidote fracture in foliated melanogabbro; local rubble	98			5	44	49	-0.2	97
114177	small sulphide blebs in gabbronorite	101	1.94	1.66	7	32	62	0.2	96
114178	med grained gabbronorite-norite	77			5	34	38	-0.2	103
114179	sulphides on foliated plane in melanogabbro	88			6	35	47	-0.2	122

Sample	Description	TPM	Pd/Pt	Cu/Ni	Au	Pt	Pd	Ag	Cu
Number		ppb	ppb	ppm	ppb	ppb	ppb	ppm	ppm
114180	sulph (py) related to localized qtz-epidote 'flooding' oblique to foliation	57			5	14	38	0.2	276
114181	sulph along foliation plane in fine gr foliated melanogabbro; local rubble	24			8	8	8	0.2	135
114182	foliated medium grain gabbro	193	5.79	1.77	3	28	162	0.2	145
114183	consistent disseminated sulphides in med grain melanogabbro	7			10	-5	2	-0.2	167
114184	diss sulphides in gabbronorite spatially assc with melanogabbro	36			36	-5	5	0.3	133
114185	med grained gabbronorite-norite	-2			2	-5	1	0.3	140
114186D	duplicate of 114185	-1			3	-5	1	0.3	136
114187	no sulphides, med grained gabbro	20			8	7	5	0.3	120
114188	no sulphides, med grained, med grained, grey-green gabbro	18			7	6	5	0.2	182
114189	sulph as concs along a 4-5 cm rusty zone in med gr gbnr/melanogab	199	1.96	2.26	54	49	96	0.4	414
114190	no sulphides discernable in gabbronorite	54			8	30	16	0.3	121
114191	sulphides in med gr, foliated, dark gabbro	8			10	-5	3	0.2	136
114192	cp in lenticular mafic pod (8X20 mm) in foliated melanogabbro	55			2	28	25	0.2	85
114193	small blebs in med grained, foliated melanogabbro	30			12	10	8	-0.2	175
114194	8-10 mm qtz epidote vein in foliated gabbro	92			5	55	32	0.3	90
114195	foliated melanogabbro (local rubble)	39			9	16	14	0.2	189
114196	trace sulphides in exfoliated slab of gabbro	51			16	19	16	0.2	240
114197	small, flattened 'concs' sulphides along foliation planes in melanogabbro	36			4	19	13	-0.2	141
114198	fine disseminated sulphides in foliated melanogabbro	-3			3	-5	-1	0.3	139
114199D	duplicate of 114198	-3			3	-5	-1	-0.2	130
114200	fine disseminated sulphides in foliated melanogabbro	-3			3	-5	-1	0.3	154
114201	med gr, fresh melanogabbro	37			5	17	15	0.3	121
114202	melanogabbronorite with 10% opx	57			6	25	26	0.2	136
114203	fine gr melanogab with a 10cm band of fine gr U/M material (90\10)	47			6	24	17	0.2	85
114204	coarse gr melanogabbronorite with 10% opx	29			6	13	10	-0.2	175
114205	fine gr melanogabbro\amphibolite strongly foliated	33			6	15	12	0.3	90
114206	fine gr, strongly foliated amphibolite	44			8	22	14	0.2	189
114207	fine gr amphibolite	91			6	42	43	0.2	240
114208	fine gr amphibolite with 1cm qtz-fel vein	96			4	48	44	-0.2	141
114209	fine gr foliated amphibolite-gabbro in mixing zone	77			5	39	33	0.3	139
114210	fine gr foliated amphibolite-gabbro in mixing zone	49			4	23	22	-0.2	130
114211	fine gr foliated amphibolite-gabbro in mixing zone	51			6	24	21	0.3	154
114212	fine gr amph-gabbro, mixing-breccia zone contains blebby-streaky sulph	**410**	2.64	3.14	64	95	251	-0.2	791
114213	rusty stain in fine gr foliated amphibolite-gabbro in mixing zone	**438**	1.97	2.44	70	124	244	-0.2	584
114214	fine gr foliated amphibolite-gabbro with fract assc sulphides	94			17	37	40	-0.2	144
114215	fine-med gr gabbronorite	87			14	41	32	-0.2	83
114216	fine gr foliated amphibolite-gabbro	210	1.61	2.74	51	61	98	-0.2	310
114217D	fine gr foliated amphibolite-gabbro	102			9	47	46	-0.2	70
114218B	blank control sample	-5			1	-5	-1	-0.2	7
114219	medium gr melanogabbronorite	75			7	37	31	-0.2	79

Sample Number	Description	TPM ppb	Pd/Pt ppb	Cu/Ni ppm	Au ppb	Pt ppb	Pd ppb	Ag ppm	Cu ppm
114220	fine gr foliated amphibolite-gabbro with tr fine diss sulph	100	0.82	2.34	11	49	40	-0.2	89
114221	fine gr foliated amphibolite-gabbro	61			9	32	20	-0.2	83
114222	melanogabbro and gabbronorite transition with fine gr sulph in melgab	92			6	50	36	-0.2	61
114223	fine gr strongly foliated amphibolite-gabbro	83			6	44	33	-0.2	60
114224	strongly foliated fine gr amphibolite-gabbro	87			5	45	37	-0.2	63
114225	mod foliated med gr gabbro	**375**	0.26	3.88	66	246	63	-0.2	310
114226	strongly foliated and pitted med gr amphibolite-gabbro in mixing zone	98			35	27	36	-0.2	245
114227	pitted med gr amphibolite-gabbro with incl of U/M amph	**926**	2.59	3.33	211	199	516	0.7	2181
114228	fine gr amphibolite U/M inclusion in mixing zone	**377**	1.99	4.47	81	99	197	0.2	510
114229	strongly foliated med gr and pitted amphibolite-gabbro	59			7	28	24	-0.2	73
114230	strongly foliated med gr and pitted amphibolite-gabbro	73			6	37	30	-0.2	74
114231	strongly foliated med gr and pitted amphibolite-gabbro	94			4	48	42	-0.2	67
114232	strongly foliated fine gr amphibolite-gabbro	81			5	40	36	-0.2	83
114233	diss and streaky sulph, tr py, fine gr amph U/M in mixing-breccia zone	**1059**	1.92	2.89	300	260	499	0.6	1761
114234	diss and streaky sulph, med gr amph-gabbro in mixing-breccia zone	**517**	2.56	3.24	72	125	320	-0.2	1061
114235	medium gr amphibolite-gabbro, mixing-breccia zone	56			12	21	23	-0.2	116
114236D	duplicate of 114235	47		2.97	8	20	19	-0.2	116
114237	grab of frost broken bedrock, mineralized section, inten fol amph	157	0.74	2.22	18	80	59	-0.2	184
114238	grab of frost broken bedrock, mineralized section, fine gr amph	138	1.42	8.53	17	50	71	-0.2	401
114239B	control blank	-1			3	-5	1	-0.2	11
114240LS	control standard WGB-1, 10/12, trace	3			1	1	1	-0.2	97
114241	mod-int foliated fine gr amphibolite	85			5	39	41	-0.2	70
114242	medium grain gabbronorite	88			3	46	39	-0.2	59
114243	medium grain gabbronorite grading to amphibolite	101	1.00		5	48	48	-0.2	57
114244	intensely foliated fine grain amphibolite	70			4	36	30	-0.2	68
114245	mod foliated fine grain amphibolite	64			3	35	26	-0.2	80
114246	small pegmatitic section of gabbro in amphibolite	61			2	35	24	-0.2	52
114247	strongly foliated fine grain amphibolite	77			4	40	33	-0.2	59
114248	very rusty fine grain amphibolite	149	1.52		23	50	76	-0.2	224
114249	fine grain amphibolite	91			7	44	40	-0.2	84
114250	strongly foliated fine grain amphibolite	76			8	37	31	-0.2	76
114251	fine grain amphibolite	66			10	30	26	-0.2	99
114252	medium grain gabbronorite	79			8	39	32	-0.2	82
114253	2x2 cm sulphide patch in medium grain gabbronorite	93			11	42	40	-0.2	109
114254	medium grain gabbronorite	84			10	38	36	-0.2	88
114255	resample of 114227, streaky and diss fine sulph gr in pitted amph-gabbro	**607**	4.39	2.93	138	87	382	0.3	1244
114256	resample of 114227, U/M amphibolite inclusion in mixing zone	**823**	3.07	4.92	217	149	457	0.5	1298
114257	medium grain melanogabbro	65			13	28	24	-0.2	140
114258D	duplicate of 114257	69			11	32	26	-0.2	126
114259	medium grain melanogabbro	77			14	34	29	-0.2	109

Sample	Description	TPM	Pd/Pt	Cu/Ni	Au	Pt	Pd	Ag	Cu
Number		ppb	ppb	ppm	ppb	ppb	ppb	ppm	ppm
114260	fine grain, U/M amphibolite layer	69			11	32	26	-0.2	108
114261	very fine grain gabbronorite	77			14	34	29	-0.2	129
114262	fine grain gabbronorite	74			12	33	29	-0.2	127
114263D	duplicate of 114262	70			13	29	28	-0.2	120
114264B	control blank	-7			-1	-5	-1	-0.2	1
114265	diss and bladdy interstitial sulphides in medium grain norite	99			16	40	43	-0.2	194
114266	vertical compositional change, norite (lower) to gabbronorite(upper)	133	1.23	2.34	26	48	59	-0.2	309
114267	fine grain diss sulphides in medium graim melanogabbro	121	1.27	2.26	19	45	57	-0.2	167
114268	lateral comp change, melanogabbro-melangabnor-gabnor-norite	138	1.33	2.77	26	48	64	-0.2	354
114269	primary and fract filling sulph in medium grain norite, original smpl site	165	1.52	2.50	34	52	79	-0.2	325
114270HS	control standard WMS-1, 7/12, 1741 ppb Pt	3067			251	1696	1120	3.4	10000
114271	gradational change from norite to gabbronorite, sulphide patch at 4.2	95			13	39	43	-0.2	163
114272	2x3cm sulphide patch in medium grain melanogabbro	117	1.10	2.41	16	48	53	-0.2	176
114273	rusty joint planes in melanogabbro with minor gabbronorite	96			11	43	42	-0.2	111
114274	medium grain gabbronorite with fine rxtl pink garnet	105	1.16	1.45	10	44	51	-0.2	84
114275	medium grain gabbronorite and minor melanogabbro	101	1.09	1.65	11	43	47	-0.2	112
114276	fine-medium grain melanogabbro with minor rxtl garnet	101	0.98	1.62	10	46	45	-0.2	84
114277D	duplicate of 114276	94			6	46	42	-0.2	83
114278	fine grain melanogabbro	92			5	47	40	-0.2	74
114279B	control blank	-2			1	-5	2	-0.2	1
114280	coarse sulph in med grain gabbbronorite, joint at 190/90, orig smpl site	265	1.94	3.23	59	70	136	-0.2	723
114281	fine gr sulph, malachite stain on fract plane (225/55), fine gr gabbronorite	200	1.76	3.01	37	59	104	-0.2	397
114282	medium grain norite grading into gabbronorite	153	1.29	2.39	25	56	72	-0.2	234
114283	fine grain disseminated sulphide in med grain gabbronorite	92			15	38	39	-0.2	194
114284	fine grain disseminated sulphide in med grain gabbronorite	100	0.91	2.79	16	44	40	-0.2	187
114285	med grain melanogabbro grad change to gabbronorite, sulph at trans	104	1.02	1.96	15	44	45	-0.2	151
114286	medium grain gabbronorite	100	1.07	1.88	13	42	45	-0.2	160
114287	weakly foliated med grain melanogabbro	88			6	45	37	-0.2	144
114288	weakly foliated med grain melanogabbro	79			7	41	31	-0.2	105
114289	weakly foliated med grain melanogabbro	97			9	45	43	-0.2	184
114290	medium grain gabbronorite and minor melanogabbro	97			13	43	41	-0.2	113
114291	med gr melanogabbro in fract controlled assc with med gr gabbronorite	96			20	41	35	-0.2	127
114292	gabbronorite grading to norite, at 0.6 1cm clot of diss sulphide	89			10	43	36	-0.2	113
114293	medium grain gabbronorite	73			13	32	28	-0.2	125
114294	fine grain disseminated sulphide in medium grain melanogabbro	119	1.30	2.51	34	37	48	-0.2	206
114295	fine grain melanogabbro	59			17	24	18	-0.2	154
114296	interstitial sulphides and a rusty fracture in med gr gabbronorite	93			26	37	30	-0.2	239
114297	very fine grain diss sulphide in fine grain gabbronorite	105	1.11	2.38	31	35	39	-0.2	283
114298	a mafic patch cont fine gr diss sulph in fine gr norite	107	1.18	2.65	33	34	40	-0.2	321
114299	disseminated sulphide in med grain norite	111	1.23	2.55	33	35	43	-0.2	252

Sample	Description	TPM	Pd/Pt	Cu/Ni	Au	Pt	Pd	Ag	Cu
Number		ppb	ppb	ppm	ppb	ppb	ppb	ppm	ppm
114300	medium grain norite	82			22	30	30	-0.2	194
114301	gradational change to gabbronorite from norite	101	1.09	2.26	28	35	38	-0.2	217
114302	gabbronorite grading to med grain norite	128	0.96	1.88	20	55	53	-0.2	124
114303	fine-med grain norite	101	0.84	1.80	11	49	41	-0.2	117
114304D	duplicate of 114303	154	1.24	1.91	24	58	72	-0.2	157
114305B	control blank	-5			-1	-5	1	-0.2	2
114306	sulphides at transition of med gr melanogabbro to med gr gabbronorite	96			12	44	40	-0.2	92
114307	medium grain norite	131	1.10	2.01	24	51	56	-0.2	195
114308MS	control standard WMG-1, 9/12, 731 ppb Pt	1395			189	801	405	2.9	6118
114309	20-30cm wide pegmatoiadal layer bounded by garnet amph in gabbro	97			-1	57	41	-0.2	11
114310	medium grain melanogabbro (note: no sample 0.75-1.6)	78			12	36	30	-0.2	97
114311	very fine gr diss sulph in sporadically chloritized fine gr melanogabbro	80			16	34	30	-0.2	140
114312	fine grain gabbronorite with 25% opx	90			16	38	36	-0.2	137
114313	fine grain gabbronorite with 35% opx, (note: no sample 2.6-4.0)	78			12	35	31	-0.2	108
114314	fine/coarse gr sulph at comp change of gabbronorite-melanogabbronorite	92			18	37	37	-0.2	142
114315	fine gr mod foliated rxtl gabbro with sharp contact at 0.7 with amphibolite	21			3	11	7	-0.2	99
114316	very inten sheared micaseous amphibolite 90\10, contains 30% biotite	-5			-1	-5	1	-0.2	50
114317	very inten sheared micaseous amphibolite 90\10, contains 30% biotite	-7			-1	-5	-1	-0.2	52
114318	coarse grain hornblendite containing minor garnet and quartz	-2			1	-5	2	-0.2	127
114319	primary contact:coarse gr gab FW mnr grnt and alkali felds with U/M HW	24			1	16	7	-0.2	38
114320	very coarse grain strongly foliated gneissic gabbro	34			7	16	11	-0.2	51
114321	v coarse gr strong foliated gneissic gabbro, at 0.5, 5cm ign layer of hblt	43			1	17	25	-0.2	23
114322	pegmatoidal gabbro inclusion	49			-1	25	25	-0.2	1
114323	intensely foliated very coarse grain gabbro with 20% biotite, inclusion	54			1	22	31	-0.2	1
114324	int foliated very coarse gr -pegmtl gab, 1% 4mm gnt, fw of inlusion zone	52			6	22	24	-0.2	110
114325	coarse grain gneissic gabbro with 3% 4mm garnet	48			12	20	16	-0.2	174
114326	coarse grain gneissic gabbro with 5cm pegmtl band and 3% 4mm garnet	50			6	31	13	-0.2	170
114327	epidote feldspar inclusion -3% 1-2mm garnet and traces of malachite	18			4	9	5	-0.2	117
114328	gneissic gabbro with 3% 4mm garnet	28			3	21	4	-0.2	211
114329B	control blank	-5			1	-5	-1	-0.2	3
114330	moderately foliated fine grain amphibolite	35			11	13	11	-0.2	154
114331	moderately foliated fine grain amphibolite	39			13	14	12	-0.2	148
114332	mod foliated amp, diss sulph as aggregations forming rusty patches	73			31	20	22	0.3	279
114333	mod foliated amp, diss sulph as aggregations forming rusty patches	142	1.23	3.14	44	44	54	0.2	374
114334	med gr melanogabbro with 15 very fine gr garnet, rusty fractures	97			30	34	33	0.2	253
114335	fine grain gabbronorite containing rusty fracture	73			21	29	23	0.3	226
114336	medium grain melanogabbro containing very fine grained diss sulph	115	0.93	2.66	32	43	40	0.2	277
114337	fine grain melanogabbro-amphibolite, sulph diss forming aggregations	148	1.02	3.10	39	54	55	0.2	341
114338	qtz vein-pod with coarse and fine gr sulph in coarse grain melanogabbro	113	0.61	2.42	34	49	30	0.2	208
114339	qtz vein-pod with coarse and fine gr sulph in coarse grain melanogabbro	150	1.05	2.71	35	56	59	-0.2	333

Sample	Description	TPM	Pd/Pt	Cu/Ni	Au	Pt	Pd	Ag	Cu
Number		ppb	ppb	ppm	ppb	ppb	ppb	ppm	ppm
114340	rusty fractures in medium grain melanogabbro	147	1.21	2.71	23	56	68	-0.2	233
114341	rusty fractures in medium grain melanogabbro	114	1.07	2.33	19	46	49	-0.2	170
114342	primary and fracture assc sulphides in med grain melanogabbro	272	1.76	2.63	57	78	137	0.3	608
114343	3x6 meter U/M hornblendite inclusion in anorthositic gabbro	8			-1	6	3	-0.2	45
114344	O/C of opx hornblendite in fault contact with footwall anorthositic gabbro	-7			-1	-5	-1	-0.2	5
114345	same O/C as 114344, in situ frost heave from trench, highly magnetic	24			27	-5	2	-0.2	361
114346B	control blank	-7			-1	-5	-1	-0.2	4
114347	very rusty biotite quartz fedspar gneiss near contact with RVI	-5			1	-5	-1	-0.2	26
114348	coarse gr sulph in fine -med grain, intensely rxtl and foliated melanogab	-5			1	-5	-1	-0.2	108
114349MS	control standard WMG-1, 8/12, 731 ppb Pt	1274			123	736	415	2.6	5890
114350	fine-coarse gr sulph a/w patchy qtz incls-vein in rusty med gr leucogab	**1751**	1.16	16.71	14	803	934	-0.2	585
114351	10% patchy rust spots a/w garnet + amph+/ - cp in leucogabbro	**406**	1.03	16.12	27	187	192	-0.2	419
114352	med-coarse grain intensely rxtl gneisic gabbro	**463**	0.75	7.76	12	257	194	-0.2	163
114353	med grain intensely rxtl weakly gneissic leucogabbro-gabbro	-1			-1	-5	5	-0.2	13
114354	10cm wide hornblendite band containing 3% biotite and 5% qtz	63			30	11	22	-0.2	212
114355	duplicate of 114354	-3			-1	-5	3	-0.2	53
114356	leuco band on strike 114350 - similar qtz and poss pink apophyllite	-4			-1	-5	2	-0.2	5
114357	med-coarse grain gneissic gabbro	-1			1	-5	3	-0.2	86
114358	1\2% rusty spots and 1% garnet in med gr intensely rxtl gneissic gab	1			2	-5	4	-0.2	582
114359	fine grain intensely rxtl gneissic gabbro	35			-1	15	21	-0.2	50
114360	med grain foliated weakly gneissic melanogabbro	-1			2	-5	2	-0.2	30
114361B	control blank	-5			1	-5	-1	-0.2	5
114362	utramafic band with 10% 3mm garnet in med gr gneissic gabbro	16			3	11	2	-0.2	98
114363	rusty frgmt of bedrock, mgabbro-amphibolite, cp a/w foliation plane qtz	109	1.06	2.91	8	49	52	-0.2	99
114364	fracture filling qtz with coarse cp in mgabbro-amphibolite	184	2.63	19.62	6	49	129	-0.2	1020
114365	rusty patches in mafic pegmatiodal anorthosite	110	6.71	0.35	2	14	94	-0.2	26
114366	rusty opx amphibolite U/M	14			-1	6	9	-0.2	172
114367	c gr, coronitic opx rimming serptzd olivine?, olivine gabbronorite	12			2	7	3	-0.2	48
114368	gneissic leucogabbro, smokey qtz inclusions, similar to sample 114350	26			1	16	9	-0.2	36
114369	gneissic leucogabbro, site of 2 gram sample	**586**	1.19	5.96	3	266	317	-0.2	322
114370	tr po and py in garnet opx-amphibolite U/M, minlz related to fract plane	28			3	11	14	-0.2	70
114371	grey-brown massive, interstitial pyrx, contains opx, gabbronorite	21			1	11	9	-0.2	33
114372	med gry-blk, m gr, mass to ophitic, very fresh, 3% ilmn, feldspar diabase	-3			3	-5	-1	-0.2	32
114373	gry-brn, c gr, crumbly, poss opx rimming pyx, assc with 114374, gabnr	-7			-1	-5	-1	-0.2	36
114374	gry, m gr, ophitic, mnr biotite, 3% ilmn, feldspar diabase	-7			-1	-5	-1	-0.2	34
114401B	control blank	-5			1	-5	-1	-0.2	3

Sample	Description	TPM	Pd/Pt	Cu/Ni	Au	Pt	Pd	Ag	Cu
Number		ppb	ppb	ppm	ppb	ppb	ppb	ppm	ppm
114402	med grained gabbro, suphides include 50%py	-2			2	-5	1	-0.2	123
114403	sulphides as 'smears' on foliation planes in melanogabbro (local rubble)	18			7	7	4	-0.2	115
114404	similar to 114403	12			4	5	3	0.2	134
114405	slightly foliated melanogabbro	-1			3	-5	1	-0.2	154
114406	med to coarse grained hornblendite	30			8	12	10	-0.2	53
114407	diss sulphides in med gr melanogabbro (local rubble)	22			5	10	7	-0.2	195
114408	speck cp in melanogabbro	25			2	11	12	-0.2	83
114409	dark knobby, magnetic ultramafic (3-4 m wide @ 120 degrees)	-1			1	-5	3	-0.2	78
114410	medium grained gabbronorite	16			6	5	5	0.3	154
114411	foliated hornblendite with garnets (possible ultramafic)	-2			-1	-5	4	-0.2	73
114412	sulphides in a fracture near the contact with mafics & gabbro	80			22	23	35	-0.2	332
114413	black, fine grained melanogabbro (outcrop ?)	18			2	8	8	-0.2	78
114414	coarse grained gabbbro	26			-1	8	19	-0.2	6
114415	medium grained gabbro	24			-1	13	12	-0.2	75
114416	coarse grain rusty gabbro 20 MN of dyke in sample locate WDS251-1	-7			-1	-5	-1	-0.2	20
114417	duplicate of 114416	-7			-1	-5	-1	-0.2	23
114418	foliated melanogabbro	123	0.41	26.95	20	73	30	-0.2	539
114419	coarse grain gabbro (local rubble)	48			7	20	21	-0.2	335
114420	coarse grain gabbro containing minor malachite	38			5	23	10	-0.2	173
114421	coarse grain gabbro	20			4	7	9	-0.2	157
114422	medium grain gneissic leucogabbro with 1/2% py	31			1	15	15	-0.2	212
114423	slightly magnetic ultramafic angular boulder float	8			1	5	2	-0.2	76
114424	coarse grain gabbro	54			9	24	21	-0.2	95
114425HS	control standard WMS-1, 9/12, 1741 ppb Pt	3242			263	1782	1197	2.9	10000
114426B	control blank	-5			1	-5	-1	-0.2	3
114427	brown, coarse grained subophitic gabbronorite	31			-1	15	17	-0.2	27
114428	mediun grained, black hornblendite	26			-1	14	13	-0.2	37
114429	blk, m gr, massive spotty mag, pyroxenite-websterite (6MS 114428)	30			-1	15	16	-0.2	17
114430	moderately magnetic, opx garnet pyroxene ampibolite-ultramafic	17			1	6	10	-0.2	28
114431	very magnetic opx pyroxene amphibolite ultramafic	18			1	8	9	-0.2	12
114432	gry-blk, m gr, massive to subophitic, 5% sbhdrl ilmenite, gabnr-diabase	-7			-1	-5	-1	-0.2	26
114433	med grain garnet (1%) hornblendite pod in melanogabbro	59			-1	53	7	-0.2	9
114434	tr cp and py in garnet (3%) hornblendite	-4			-1	-5	2	-0.2	93
114435	intensely rxtl, mod foliated gneissic melanogabbro	16			-1	12	5	-0.2	5
114436	fine grain melanogabbro	16			-1	13	4	-0.2	28
114437	fine grain melanogabrro	9			-1	6	4	-0.2	8
114438	coarse grain hornblendite	57			-1	21	37	-0.2	2
114439B	control blank	-7			-1	-5	-1	-0.2	2
114440	quartz biotite feldspar hornblende gneiss, int rxtl	-4			2	-5	-1	-0.2	10
114441	fine -medium grain acicular actinolite amphibolite U/M	0			2	-5	3	-0.2	79

Sample	Description	TPM	Pd/Pt	Cu/Ni	Au	Pt	Pd	Ag	Cu
Number		ppb	ppb	ppm	ppb	ppb	ppb	ppm	ppm
114442	rusty, fine grain, magnetic coronitic gabbro	0							
114443	medium grain, moderately foliated melanogabbro	-5			-1	-5	1	-0.2	4
114444	bladdy cp associated with felds in med gr fresh coronitic melanogabbro	0			2	-5	3	-0.2	55
114445	anorthositic section in predominantly leucogabbro	6			1	6	-1	-0.2	192
114446	dark green ultramafic	12			-1	9	4	-0.2	2
114447	1-2cm opx phenocrysts in melanocratic mafic-ultramafic	-2			-1	-5	4	-0.2	16
114448	1-3cm opx phenocrysts in magnetic mafic	10			-1	7	4	-0.2	151
114449	large outcrop of uralitized mafic intrusive with numerous 2-5cm opx xtals	-5			1	-5	-1	-0.2	4
114450	medium grain gabrro	-4			2	-5	-1	-0.2	38
114451	1-3% magnetite in medium grain gabbro	-5			1	-5	-1	-0.2	53
114452	fine gr chill zone containing gneissic xenoliths in late stage gabbro dike	5			11	-5	-1	-0.2	59
114453	fine-medium grain hornblendite with minor garnets	25			3	13	9	-0.2	65
114454	strong compass attraction a/w coarse gr gabbro, 2% magnetite	-5			1	-5	-1	-0.2	42
114455	coarse gr anorthosite-leucogabbbro cont minor garnet in hornblende	140			3	8	129	-0.2	19
114456	fine grain magnetic hornblendite	-5			1	-5	-1	-0.2	97
114501	foliated melanogabbro	0						-0.2	53
114502	foliated melanogabbro	89			5	49	35	-0.2	42
114503	foliated melanogabbro (some rusty fracture planes)	92			5	49	38	-0.2	53
114504	foliated melanogabbro	98			6	49	43	-0.2	74
114505	foliated melanogabbro; some rust and cp in a fracture plane	101	0.79		6	53	42	-0.2	71
114506	foliated melanogabbro	101			5	49	47	-0.2	65
114507	foliated melanogabbro-cp near qtz/epidote fracture plane	109			7	54	48	-0.2	64
114508	foliated melanogabbro	111	0.96		5	54	52	-0.2	83
114509	foliated melanogabbro; 1 speck cp	96			5	53	38	-0.2	75
114510	foliated melanogabbro; some rusty spots & chloritized	107	0.85		5	55	47	-0.2	63
114511	foliated melanogabbro with tr sulphides in epidote fracture	108	0.89		4	55	49	-0.2	57
114512	tr sulphides in qtz epidote frac in foliated melanogabbro	107	0.88		2	56	49	-0.2	52
114513	foliated melanogabbro tr cp in qtz-epidote fractures; magnetic	116	0.97		2	58	56	-0.2	60
114514	foliated melanogabbro with actinolite alteration; sulphides in fracture	122	0.93		4	61	57	-0.2	68
114515	foliated melanogabbro with rusty patches	111	1.04		5	52	54	-0.2	80
114516	foliated melanogabbro, greenish tinge; some rusty patches	96			2	52	42	-0.2	55
114517	foliated melaongabbro ; tr cp in rusty patch	113	0.97		-1	58	56	-0.2	43
114518D	duplicate of 114516	121	1.05		8	55	58	-0.2	144
114519	foliated melanogabbro	104	0.90	1.49	5	52	47	-0.2	55
114520	foliatd melanogabbro	90			4	49	37	-0.2	48
114521	gabbro	94			4	48	42	-0.2	52
114522	medium grain gabbronorite	92			5	48	39	-0.2	57
114523	non foliated (fresh) dark green gabbro	84			4	44	36	-0.2	57
114524	foliated green gabbro with actinolite	64			4	36	24	-0.2	63
114525	melanogabbro	80			16	35	29	-0.2	125

Sample	Description	TPM	Pd/Pt	Cu/Ni	Au	Pt	Pd	Ag	Cu
Number		ppb	ppb	ppm	ppb	ppb	ppb	ppm	ppm
114526	melanogabbro	60			9	30	21	-0.2	82
114527	dark green medium grain gabbro with actinolite	67			13	32	22	-0.2	104
114528	dark green medium grain gabbro with actinolite	79			17	37	25	-0.2	110
114529	dark foilated gabbro with rusty foliation planes	68			7	32	29	-0.2	120
114530	medium grain gabbronorite	69			12	34	23	-0.2	100
114531	medium grain gabbro with actinolite	70			12	34	24	-0.2	112
114532	medium grain norite	64			11	32	21	-0.2	105
114533	norite to gabbronorite with several 1 cm chloritic bands	67			12	32	23	-0.2	101
114534	medium grain foliated dark gabbro	72			14	32	26	-0.2	94
114535	slightly foliated gabbro	69			12	32	25	-0.2	65
114536	foliated gabbro with actinolite	89			25	36	28	-0.2	184
114537	fresh gabbro	57			8	29	20	-0.2	85
114538	slightly foliated gabbro with actinolite	70			8	34	28	-0.2	81
114539	slightly foliated gabbro with actinolite	70			11	33	26	-0.2	99
114540	melanogabbro with actinolite	81			14	38	29	-0.2	70
114541	melanogabbro containing actinolite	69			8	38	23	-0.2	83
114542	melanogabbro containing actinolite	74			8	37	29	-0.2	74
114543	slightly foliated, micaseous, med grain gabbro	75			4	42	29	-0.2	12
144544	medium grain gabbro and melanogabbro	74			4	44	26	-0.2	41
144545	med grain norite and gabbro with sulphide in norite	66			11	32	23	-0.2	97
144546	fresh medium grain gabbro	70			12	33	25	-0.2	119
144547	foliated melanogabbro containing biotite	80			7	47	26	-0.2	52
114548	foliated gabbro	77			8	42	27	-0.2	71
114549	sulphides in rusty clusters in medim grain norite	68			11	33	24	-0.2	111
114550	medium grain foliated melanogabbro	78			17	35	26	-0.2	101
114551	fresh medium grain gabbro with actinolite	68			15	30	23	-0.2	94
114552B	control blank	-4			2	-5	-1	-0.2	2
114553D	duplicate of 114532	61			8	33	20	-0.2	102
114554D	duplicate of 114547	71			5	42	24	-0.2	32
114555	foliated melanogabbro with actinolite	108	0.96	1.66	4	53	51	-0.2	48
114556	sheared melanogabbro	82			3	44	35	-0.2	26
114557	fine-medium grain melanogabbro tr py	90			3	48	39	-0.2	64
114558	gabbronorite	84			4	48	32	-0.2	62
114559	gabbronorite	89			5	49	35	-0.2	78
114560	norite	101	0.78	1.22	5	54	42	-0.2	73
114561	foliated melanogabbro	94			4	52	38	-0.2	53
114562	foliated melanogabbro	102	0.83	1.44	3	54	45	-0.2	62
114563	foliated gabbro	88			3	50	35	-0.2	59
114564	foliated gabbro tr py on foliation plane	76			-1	48	29	-0.2	57
114565	medium grain gabbronorite	76			14	36	26	-0.2	130

Sample	Description	TPM	Pd/Pt	Cu/Ni	Au	Pt	Pd	Ag	Cu
Number		ppb	ppb	ppm	ppb	ppb	ppb	ppm	ppm
114566	massive melanogabbro	77			17	33	27	-0.2	186
114567	foliated melanogabbro	77			12	36	29	-0.2	126
114568	foliated melanogabbro	60			9	29	22	-0.2	88
114569B	control blank	-7			-1	-5	-1	-0.2	3
114570	med grain flattened sulphide in foliated melanogabbro (amphibolite)	**311**	1.74	2.77	64	90	157	-0.2	471
114571	foliated melanogabbro	145	1.12	3.13	22	58	65	-0.2	225
114572	bladdy sulphide in fine grain foliated gabbro	174	1.67	2.23	22	57	95	-0.2	247
114573	foliated gabbro to melanogabbro	112	1.38	2.65	12	42	58	-0.2	175
114574	fine grain melanogabbro grading to gabbronorite	80			6	37	37	-0.2	87
114575	fine-med grain gabbronorite with 1% biotite	109	1.23	1.75	4	47	58	-0.2	84
114576	medium grain melanogabbro	75			15	31	29	-0.2	128
114577	coarse grain gabbro	44			10	18	16	-0.2	95
114578	sheared gabbro containing epidote in vug	34			1	20	13	-0.2	14
114579	foliated medium grain gabbro	37			1	26	10	-0.2	54
114580	blady and granular sulphide in foliated med gr melanogabbro	**1481**	4.38	5.73	534	176	771	0.5	1731
114581D	blady and granular sulphide in foliated med gr melanogabbro	**1410**	3.20	2.90	338	255	817	0.7	2442
114582	med gr and bladdy sulphide in foliated med gr melanogabbro	**871**	2.91	3.56	229	164	478	0.4	1750
114583	foliated melanogabbro	71			14	22	35	-0.2	139

Sample	Pb	Zn	Mo	Ni	Co	As	Fe	Mn	Ba	Cr	V	Al	Mg	Ca	Na	K	Sr	Ti	S
Number	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	%	%	%	%	%	ppm	%	%
114001	-2	22	2	332	23	15	2.13	245	18	141	29	3.24	1.18	1.83	0.26	0.06	42	0.032	0.34
114002	4	22	2	1170	41	-5	2.6	184	28	151	32	4.59	0.65	2.63	0.5	0.07	61	0.036	0.95
114003	-2	23	1	182	19	-5	2.34	284	18	157	34	4.16	1.23	2.14	0.36	0.06	54	0.043	0.19
114004	-2	15	2	180	19	-5	1.76	231	22	166	39	3.3	1.06	2.42	0.4	0.07	63	0.035	0.28
114005	-2	16	2	98	14	-5	1.52	230	15	137	36	2.76	1.06	2	0.31	0.06	51	0.034	0.1
114006	-2	9	2	35	9	-5	1.14	168	49	105	12	10	0.35	6.43	1.45	0.12	277	0.017	0.06
114007	-2	8	2	45	10	-5	1.26	115	19	155	8	8.4	0.22	5.11	0.62	0.1	201	-0.01	0.14
114008	5	23	-1	626	30	-5	2.09	200	30	180	40	3.46	1.09	2.33	0.41	0.08	55	0.039	0.56
114009	2	16	2	332	20	10	1.46	158	28	155	35	4.27	0.82	2.75	0.5	0.07	63	0.043	0.27
114010	2	15	1	87	14	-5	1.57	247	22	136	39	3.12	1.32	2.42	0.44	0.05	67	0.039	0.11
114011	2	16	-1	167	14	-5	1.67	214	19	174	37	3.55	1.09	2.47	0.41	0.09	69	0.04	0.24
114012	-2	8	2	84	9	-5	0.89	90	33	111	33	4.92	0.58	2.98	0.58	0.09	68	0.049	0.08
114013	-2	12	1	42	10	-5	1.26	211	16	140	34	3.94	0.98	2.9	0.52	0.05	73	0.037	0.05
114014	2	10	2	61	10	-5	1	149	31	101	31	5.14	0.65	3.14	0.62	0.07	76	0.04	0.05
114015	3	9	2	65	10	-5	0.9	100	33	112	34	5	0.56	2.98	0.59	0.09	69	0.055	0.06
114016	2	13	1	49	11	-5	1.22	200	25	105	32	4.5	0.97	3.14	0.51	0.06	80	0.037	0.04
114017	3	11	2	48	10	-5	1.05	138	29	148	33	5.5	0.66	3.39	0.62	0.06	78	0.05	0.05
114018	5	13	2	50	11	-5	1.24	184	33	159	36	4.28	0.86	2.76	0.52	0.09	71	0.039	0.06
114019	-2	14	1	71	11	-5	1.55	231	13	137	38	3.31	1.22	2.38	0.37	0.05	62	0.037	0.06
114020	-2	8	2	87	10	-5	0.91	92	36	107	33	5.25	0.57	3.04	0.61	0.11	70	0.054	0.08
114021	-2	14	1	86	12	-5	1.59	231	13	131	38	3.34	1.27	2.37	0.36	0.05	62	0.037	0.09
114022	5	14	2	87	14	-5	1.35	163	28	103	34	4.47	0.9	2.71	0.5	0.06	67	0.038	0.11
114023	-2	10	2	72	11	-5	0.97	126	30	122	35	5.05	0.65	3.03	0.61	0.08	71	0.047	0.07
114024	2	18	1	38	14	-5	2.11	281	33	70	42	3.05	1.4	1.86	0.28	0.07	44	0.057	0.13
114025D	3	20	-1	40	16	-5	2.28	324	33	79	48	3.72	1.54	2.25	0.37	0.08	57	0.064	0.12
114026	3	16	1	47	13	-5	1.39	250	21	250	45	4.47	1.14	3.27	0.55	0.09	87	0.049	0.07
114027	-2	14	1	57	14	-5	1.43	228	20	191	37	3.35	1.08	2.44	0.46	0.06	73	0.039	0.07
114028	-2	16	1	73	14	-5	1.47	226	26	138	38	4.32	1.16	2.87	0.52	0.06	72	0.042	0.09
114029	-2	14	1	40	11	-5	1.14	219	21	92	33	4.63	0.91	3.32	0.59	0.04	95	0.033	0.06
114030	3	21	-1	43	14	-5	1.8	327	28	133	53	3.5	1.14	2.57	0.51	0.09	65	0.082	0.05
114031	3	22	1	27	17	-5	2.47	487	26	113	73	2.52	1.02	2.03	0.38	0.1	37	0.15	0.06
114032	-2	30	-1	12	17	-5	2.85	540	25	143	83	1.77	0.59	2.51	0.08	0.1	88	0.236	0.08
114033	-2	57	-1	16	30	-5	5.17	650	113	75	161	2.24	1.05	2.16	0.29	0.42	21	0.244	0.12

Sample	Pb	Zn	Mo	Ni	Co	As	Fe	Mn	Ba	Cr	V	Al	Mg	Ca	Na	K	Sr	Ti	S
Number	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	%	%	%	%	%	ppm	%	%
114034	-2	63	-1	29	33	-5	4.9	680	97	43	207	2.21	1.4	2.15	0.36	0.42	21	0.234	0.15
114035	-2	65	-1	29	33	-5	5.21	688	98	81	168	2.4	1.34	2.19	0.34	0.36	20	0.224	0.13
114036	-2	67	-1	26	32	-5	5.48	674	98	72	174	2.66	1.68	2.57	0.39	0.42	33	0.251	0.09
114037	-2	14	2	37	15	-5	1.48	261	24	87	36	4.95	1.01	3.26	0.63	0.07	95	0.034	0.09
114038B	-2	52	-1	11	11	-5	2.12	305	217	143	42	1.25	0.62	0.51	0.14	0.81	34	0.187	-0.01
114039	22	30	3	43	15	-5	2.36	401	36	109	70	3.25	1.37	2.54	0.48	0.14	67	0.099	0.04
114040	14	21	2	69	27	-5	1.74	302	24	134	38	3.57	1.01	3.12	0.49	0.09	61	0.056	0.21
114041	14	19	-1	77	15	-5	1.72	295	22	153	49	3.11	1.45	2.39	0.42	0.07	59	0.044	0.07
114042D	10	13	2	65	11	5	1.16	211	28	126	30	3.86	0.92	2.71	0.54	0.07	84	0.031	0.06
114043	7	15	1	57	11	-5	1.45	254	26	140	44	2.67	1.3	2.05	0.36	0.08	56	0.051	0.04
114044	8	16	1	33	12	-5	1.45	339	23	80	44	3.61	1.17	2.72	0.58	0.07	70	0.047	0.03
114045	6	21	1	50	14	-5	1.75	308	28	103	43	2.87	1.48	1.9	0.42	0.13	53	0.056	0.07
114046	7	14	4	69	21	6	2.14	161	17	95	25	3.69	0.68	2.29	0.35	0.06	68	0.048	0.17
114047B	3	55	1	12	11	-5	2.2	317	234	132	45	1.34	0.75	0.47	0.14	0.91	38	0.215	-0.01
114048																			
114049	-2	36	-1	60	20	-5	2.46	406	24	106	62	1.97	1.64	1.87	0.26	0.1	16	0.055	0.05
114050	2	23	-1	54	14	-5	1.6	275	27	88	34	4.31	1.21	2.91	0.4	0.06	66	0.032	0.08
114051	4	35	-1	47	15	-5	1.9	369	26	108	49	3.29	1.47	2.49	0.36	0.07	52	0.042	0.05
114052	6	29	1	41	13	-5	1.55	268	28	93	38	4.39	1.11	3.3	0.51	0.07	77	0.032	0.08
114053	3	34	-1	52	21	8	2.76	489	26	105	56	2.31	1.97	1.57	0.12	0.09	17	0.054	0.06
114054	4	34	-1	53	19	-5	2.38	429	30	95	49	2.67	1.76	1.94	0.2	0.08	29	0.046	0.05
114055	3	45	1	37	16	-5	2.35	431	79	145	47	1.67	1.41	1.47	0.15	0.23	13	0.057	0.09
114056	-2	33	1	41	36	-5	1.93	483	25	164	54	1.38	1.08	1.43	0.13	0.08	9	0.079	0.05
114057	-2	22	1	44	20	-5	1.92	354	25	122	53	3.36	1.23	2.88	0.63	0.09	63	0.06	0.04
114058	-2	24	1	40	20	-5	2.02	433	24	94	52	2.6	1.22	2.34	0.3	0.1	45	0.081	0.03
114059	-2	44	2	51	22	23	2.76	436	33	90	39	3.39	1.45	2.53	0.19	0.13	45	0.039	0.04
114060D	-2	37	2	44	18	28	2.37	392	28	88	30	2.79	1.03	2.19	0.24	0.14	47	0.024	0.04
114061	-2	28	1	37	17	-5	2.4	416	32	118	68	4.71	1.22	3.35	0.72	0.15	87	0.106	0.05
114062	-2	24	2	41	16	-5	1.9	348	31	105	50	3.27	1.26	2.71	0.5	0.09	60	0.068	0.03
114063	-2	27	2	40	20	-5	2.07	483	19	209	52	2.61	1.15	2.05	0.32	0.07	40	0.066	0.04
114064	-2	30	2	42	22	-5	2.81	496	43	121	78	3.05	1.39	2.67	0.44	0.16	51	0.109	0.08
114065	5	26	1	43	19	-5	2.68	456	32	97	69	2.82	1.35	2.59	0.44	0.13	39	0.084	0.06
114066	2	18	2	56	20	-5	2.15	402	35	99	49	4.38	0.91	3.39	0.52	0.15	96	0.084	0.17
114067	3	22	2	47	18	-5	2.38	428	28	123	60	3.79	1.27	3.33	0.54	0.11	77	0.078	0.08
114068	3	20	2	41	16	-5	2.01	326	39	92	52	4.49	1.07	3.08	0.71	0.13	84	0.072	0.06
114069	-2	34	-1	42	22	7	3.54	467	42	96	78	2.62	1.71	1.71	0.21	0.16	23	0.137	0.17
114070	2	11	2	78	57	30	1.55	326	24	119	40	3.99	1.1	3.27	0.37	0.08	78	0.065	0.08
114071	2	20	2	40	16	-5	2.38	386	30	105	63	4.16	1.21	3.2	0.61	0.13	86	0.088	0.06
114072	-2	23	2	43	16	-5	2.75	439	31	105	81	2.31	1.26	2.05	0.33	0.15	28	0.14	0.05
114073	-2	22	1	36	16	-5	2.57	413	29	94	72	2.73	1.2	2.38	0.41	0.14	49	0.115	0.06

Sample	Pb	Zn	Mo	Ni	Co	As	Fe	Mn	Ba	Cr	V	Al	Mg	Ca	Na	K	Sr	Ti	S
Number	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	%	%	%	%	%	ppm	%	%
114074	-2	28	2	58	22	-5	2.86	465	64	115	73	2.96	1.47	2.68	0.37	0.18	33	0.085	0.11
114101	4	16	2	50	12	-5	1.4	227	32	257	43	4.37	0.98	3.09	0.72	0.08	86	0.064	0.07
114102	-2	9	3	60	11	-5	0.87	104	35	116	30	6.28	0.53	3.82	0.81	0.09	97	0.032	0.1
114103	-2	16	2	86	13	-5	1.35	185	30	121	35	4.73	0.69	2.89	0.57	0.07	73	0.048	0.09
114104	6	16	2	124	16	-5	1.56	175	40	122	48	5.25	0.66	3.25	0.79	0.09	86	0.055	0.22
114105	3	32	-1	80	14	-5	2.47	471	17	177	60	2.24	2.47	1.03	0.07	0.06	9	0.062	0.03
114106	4	13	2	240	20	-5	1.35	142	33	68	27	6	0.6	3.74	0.72	0.06	112	0.046	0.32
114107	3	15	2	145	18	-5	1.62	200	35	111	36	4.93	0.89	3.21	0.63	0.07	82	0.039	0.27
114108	-2	14	1	293	26	-5	1.58	190	22	88	29	2.91	0.95	2.02	0.47	0.06	50	0.022	0.33
114109	2	15	1	262	45	-5	2.3	183	28	102	30	5.74	0.78	3.68	0.6	0.07	100	0.027	0.78
114110	-2	22	-1	421	83	-5	4.32	157	35	70	29	4.27	0.65	2.69	0.53	0.05	77	0.036	1.74
114111	3	17	2	106	23	-5	2.08	256	36	102	47	5.52	0.88	3.75	0.6	0.07	104	0.054	0.38
114112	4	22	2	145	23	-5	2.32	325	36	186	58	5.17	1.14	3.78	0.69	0.1	99	0.072	0.3
114113	2	14	3	40	17	-5	1.63	244	33	102	42	4.8	0.91	3.35	0.62	0.09	98	0.057	0.18
114114	2	26	2	424	40	-5	2.24	216	31	106	38	4.12	0.92	2.99	0.44	0.09	90	0.049	0.66
114115	3	19	2	362	37	-5	2.2	215	44	119	38	4.31	1.07	2.94	0.52	0.1	108	0.033	0.58
114116	-2	19	1	297	44	-5	2.63	208	25	129	40	3.68	1.02	2.58	0.41	0.1	80	0.04	0.85
114117D	-2	18	1	118	22	-5	2.7	245	28	129	50	2.81	1.18	2.1	0.4	0.12	53	0.051	0.38
114118	-2	11	3	111	14	-5	1.26	175	32	86	29	6.17	0.78	3.91	0.66	0.06	106	0.029	0.16
114119	4	20	2	254	24	-5	1.67	184	24	93	28	5.69	0.93	3.66	0.68	0.07	98	0.017	0.38
114120	3	17	2	173	22	-5	2.07	227	41	138	40	3.83	1.11	2.35	0.44	0.1	80	0.042	0.34
114121	-2	23	2	82	15	-5	1.95	262	38	135	44	3.8	1.34	2.32	0.41	0.09	66	0.049	0.13
114122	3	10	2	54	11	-5	1.33	182	43	272	32	3.8	1.01	2.54	0.28	0.09	79	0.024	0.06
114123	-2	12	3	45	10	-5	1.32	165	34	197	36	6.25	0.77	3.45	0.59	0.09	93	0.041	0.08
114124	3	15	3	106	16	-5	1.78	232	27	231	42	5.55	1.12	3.35	0.48	0.07	99	0.036	0.23
114125	-2	15	2	107	14	-5	1.86	227	34	221	45	4.87	1.17	3.72	0.73	0.1	80	0.059	0.13
114126	-2	10	2	143	13	-5	1.31	126	28	152	29	5.25	0.78	3.24	0.69	0.09	73	0.047	0.15
114127	-2	9	2	134	18	-5	1.32	97	28	136	27	6.38	0.54	3.79	0.86	0.09	84	0.04	0.26
114128	-2	14	2	452	57	-5	3.45	160	23	147	32	5.21	0.72	3.34	0.69	0.08	80	0.037	1.21
114129	-2	17	1	221	24	-5	1.83	207	34	219	33	4.79	0.93	3.31	0.57	0.1	78	0.031	0.36
114130	-2	21	-1	282	25	-5	1.46	85	9	1098	18	1.41	2.26	0.37	0.04	-0.01	3	0.033	0.09
114131	-2	14	-1	318	23	-5	1.39	78	404	1498	32	1.91	3.03	0.25	0.15	1.39	21	0.125	-0.01
114132	-2	16	2	313	45	-5	2.54	115	4	1193	22	1.73	2.88	0.29	0.03	0.01	4	0.038	0.39
114133	-2	15	1	358	48	-5	2.82	143	1	1285	22	1.96	3.11	0.35	0.03	-0.01	3	0.04	0.53
114134	-2	31	2	119	19	-5	2.35	290	43	101	28	2.3	1.7	1.51	0.32	0.16	24	0.05	0.02
114135	-2	24	2	19	10	-5	2	231	54	94	42	7.46	0.62	4.39	1.16	0.16	153	0.099	0.04
114136	-2	55	2	77	23	-5	4.26	453	33	46	35	3.23	2.1	2.48	0.45	0.26	26	0.059	0.02
114137	-2	19	1	79	15	-5	1.72	253	21	102	34	4.38	1.14	2.69	0.47	0.07	65	0.047	0.1
114138	-2	20	1	94	15	-5	1.72	224	22	100	31	4.5	1.02	2.61	0.48	0.07	62	0.041	0.1
114139	-2	15	1	75	15	-5	1.61	225	19	158	38	3.73	1.29	2.51	0.44	0.05	70	0.039	0.15

Sample	Pb	Zn	Mo	Ni	Co	As	Fe	Mn	Ba	Cr	V	Al	Mg	Ca	Na	K	Sr	Ti	S
Number	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	%	%	%	%	%	ppm	%	%
114140	5	8	2	58	9	-5	0.82	97	33	86	31	5.92	0.51	3.55	0.69	0.07	84	0.042	0.06
114141	-2	14	2	71	13	-5	1.3	165	29	117	35	5.21	0.88	3.14	0.6	0.09	77	0.039	0.07
114142	-2	16	2	58	12	-5	1.47	239	20	147	40	3.28	1.3	2.46	0.39	0.09	62	0.04	0.07
114143	2	17	1	138	17	-5	1.68	255	21	155	41	3.36	1.32	2.58	0.41	0.08	65	0.042	0.19
114144	3	9	2	136	12	-5	1.01	94	33	121	36	5.03	0.6	3	0.6	0.11	69	0.059	0.14
114145	-2	110	-1	191	54	-5	8.01	1130	22	863	211	5.64	8.72	2.09	0.02	0.04	15	0.094	0.18
114146	2	17	11	169	36	-5	2.27	218	28	179	39	3.61	1.13	2.46	0.47	0.06	58	0.048	0.43
114147	-2	13	2	57	11	-5	1.28	208	22	203	36	3.81	0.95	2.82	0.61	0.06	63	0.047	0.09
114148D	-2	12	2	46	10	-5	1.11	185	21	177	32	3.75	0.82	2.77	0.6	0.05	63	0.041	0.08
114149	3	14	1	44	11	-5	1.24	229	25	176	38	4.06	1.03	2.94	0.57	0.06	81	0.042	0.04
114150	-2	9	2	77	12	-5	0.92	134	34	115	36	5.23	0.63	3.23	0.66	0.08	78	0.049	0.07
114151	4	15	1	61	13	-5	1.41	254	30	150	40	4.03	1.2	2.95	0.54	0.06	81	0.041	0.08
114152	-2	9	2	75	11	-5	0.88	117	40	131	36	5.38	0.61	3.27	0.68	0.11	78	0.059	0.06
114153	3	14	2	54	13	-5	1.32	244	26	83	33	5.1	0.92	3.57	0.67	0.05	100	0.033	0.13
114154	-2	15	1	67	15	-5	1.38	249	20	118	38	3.44	1.12	2.63	0.45	0.05	69	0.039	0.07
114155	2	16	1	46	13	-5	1.48	278	21	96	43	4.22	1.13	3.13	0.57	0.07	82	0.041	0.09
114156	3	20	-1	35	15	-5	1.73	362	34	64	51	4.44	1.26	3.38	0.68	0.1	92	0.056	0.05
114157	-2	12	1	102	14	-5	1.16	134	47	75	50	3.6	0.6	2.18	0.51	0.14	55	0.086	0.07
114158	3	13	1	86	13	-5	1.26	139	48	84	56	3.52	0.7	2.14	0.5	0.15	53	0.095	0.07
114159	-2	13	1	44	13	-5	1.46	313	30	86	33	3.7	0.6	2.23	0.5	0.07	65	0.047	0.07
114160	-2	17	-1	57	16	-5	1.81	324	28	84	41	2.88	0.76	1.86	0.4	0.08	54	0.057	0.09
114161	-2	14	2	52	13	-5	1.27	189	40	67	46	4.53	0.65	2.75	0.64	0.11	72	0.069	0.07
114162B	-2	53	-1	11	11	-5	2.05	300	178	140	40	1.2	0.61	0.44	0.14	0.72	30	0.18	-0.01
114163	6	14	2	64	12	-5	1.4	260	21	152	42	2.87	1.43	2.23	0.34	0.08	61	0.048	0.04
114164D	5	15	1	64	12	-5	1.49	272	21	164	46	2.9	1.52	2.28	0.36	0.09	63	0.052	0.04
114165	3	26	-1	129	17	36	1.92	333	31	209	50	1.89	2.01	1.2	0.13	0.07	19	0.067	0.03
114166	13	22	-1	256	19	10	1.85	273	18	145	36	3.16	1.51	1.92	0.31	0.07	45	0.052	0.19
114167	6	15	2	115	13	-5	1.43	215	26	122	35	3.84	1.11	2.27	0.45	0.08	56	0.051	0.07
114168	5	16	1	64	12	-5	1.46	270	24	151	45	2.41	1.52	1.9	0.28	0.08	45	0.06	0.03
114169	4	17	-1	78	13	-5	1.68	262	26	149	43	2.97	1.46	1.84	0.29	0.07	44	0.047	0.06
114170	4	14	1	54	11	-5	1.4	264	26	151	44	2.74	1.43	2.15	0.29	0.1	49	0.047	0.03
114171	5	15	2	78	13	-5	1.44	247	19	114	42	2.67	1.26	2.09	0.43	0.07	53	0.049	0.09
114172	4	8	2	88	10	-5	0.91	115	29	98	33	4.65	0.72	2.93	0.62	0.08	75	0.046	0.08
114173	4	23	2	67	23	-5	2.08	342	32	230	59	2.85	1.62	2.42	0.29	0.16	49	0.059	0.18
114174	3	11	-1	49	9	-5	1.13	207	18	117	37	3.44	1.18	2.62	0.48	0.06	78	0.038	0.04
114175B	-2	54	1	12	11	-5	2.17	319	242	137	43	1.35	0.74	0.45		0.13		2	-10
114176	5	29	-1	49	11	-5	1.26	220	21	185	33	4.35	1.07	3.28	0.43	0.06	68	0.031	0.08
114177	3	15	-1	58	10	-5	1.08	170	31	146	28	4.78	0.76	3.16	0.47	0.06	66	0.031	0.06
114178	4	13	-1	64	9	-5	0.87	97	42	146	31	5.81	0.59	3.57	0.55	0.09	69	0.046	0.06
114179	4	25	-1	67	14	-5	1.6	291	25	233	42	3.25	1.37	2.74	0.28	0.07	46	0.039	0.06

Sample	Pb	Zn	Mo	Ni	Co	As	Fe	Mn	Ba	Cr	V	Al	Mg	Ca	Na	K	Sr	Ti	S
Number	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	%	%	%	%	%	ppm	%	%
114180	3	20	1	78	16	-5	1.41	239	25	220	35	4.77	1.05	3.44	0.45	0.08	88	0.044	0.16
114181	5	18	-1	57	12	-5	1.39	248	29	128	36	4.12	1.14	3.25	0.48	0.07	70	0.03	0.08
114182	3	19	1	82	13	-5	1.51	234	24	249	43	4.72	1.11	3.46	0.45	0.07	72	0.038	0.1
114183	5	19	-1	51	13	-5	1.38	263	22	89	33	4.04	1.22	3.09	0.36	0.06	66	0.029	0.08
114184	5	15	-1	73	12	-5	1.25	169	33	135	32	5.45	0.81	3.4	0.54	0.06	70	0.034	0.08
114185	-2	10	1	66	11	-5	1.04	148	38	114	34	6.01	0.75	3.88	0.75	0.07	89	0.044	0.05
114186D	-2	9	1	65	12	-5	0.93	133	35	90	30	5.64	0.66	3.68	0.71	0.06	84	0.037	0.05
114187	-2	9	2	60	10	-5	0.97	125	34	120	31	6.16	0.67	3.96	0.79	0.08	88	0.046	0.06
114188	-2	23	2	76	18	-5	2.04	372	28	146	37	5.33	1.3	3.26	0.59	0.07	72	0.047	0.06
114189	-2	21	2	183	15	-5	1.3	156	35	152	36	5.03	0.74	3.13	0.65	0.1	69	0.058	0.15
114190	-2	9	2	70	10	-5	0.88	116	37	128	33	5.37	0.65	3.46	0.71	0.09	77	0.049	0.03
114191	-2	17	2	53	14	-5	1.63	306	17	158	48	3.6	1.43	3	0.52	0.07	60	0.054	0.03
114192	-2	14	2	51	12	-5	1.34	243	32	265	41	4.9	1.04	3.53	0.61	0.07	82	0.049	0.04
114193	3	16	2	67	16	-5	1.48	288	31	154	41	3.03	1.32	2.62	0.43	0.08	59	0.047	0.07
114194	-2	14	2	49	11	-5	1.2	243	23	167	34	4.18	0.99	3.4	0.59	0.06	83	0.057	0.05
114195	-2	14	2	61	13	-5	1.34	240	24	147	36	3.88	1.08	3.02	0.51	0.06	76	0.041	0.07
114196	-2	14	2	74	15	-5	1.33	245	23	153	36	3.55	1.07	2.98	0.56	0.07	64	0.042	0.12
114197	2	18	2	67	16	-5	1.45	295	16	168	40	2.58	1.26	2.41	0.39	0.07	47	0.052	0.06
114198	-2	16	2	49	14	-5	1.44	273	40	92	39	4.68	1.21	3.37	0.63	0.08	84	0.043	0.06
114199D	-2	17	1	49	14	-5	1.47	281	40	105	41	4.66	1.25	3.49	0.62	0.08	81	0.043	0.05
114200	-2	15	2	49	13	-5	1.37	260	29	104	38	4.69	1.11	3.43	0.58	0.07	90	0.039	0.05
114201	-2	9	2	70	10	-5	0.88	116	37	128	33	5.37	0.65	3.46	0.71	0.09	77	0.049	0.03
114202	-2	17	2	53	14	-5	1.63	306	17	158	48	3.6	1.43	3	0.52	0.07	60	0.054	0.03
114203	-2	14	2	51	12	-5	1.34	243	32	265	41	4.9	1.04	3.53	0.61	0.07	82	0.049	0.04
114204	3	16	2	67	16	-5	1.48	288	31	154	41	3.03	1.32	2.62	0.43	0.08	59	0.047	0.07
114205	-2	14	2	49	11	-5	1.2	243	23	167	34	4.18	0.99	3.4	0.59	0.06	83	0.057	0.05
114206	-2	14	2	61	13	-5	1.34	240	24	147	36	3.88	1.08	3.02	0.51	0.06	76	0.041	0.07
114207	-2	14	2	74	15	-5	1.33	245	23	153	36	3.55	1.07	2.98	0.56	0.07	64	0.042	0.12
114208	2	18	2	67	16	-5	1.45	295	16	168	40	2.58	1.26	2.41	0.39	0.07	47	0.052	0.06
114209	-2	16	2	49	14	-5	1.44	273	40	92	39	4.68	1.21	3.37	0.63	0.08	84	0.043	0.06
114210	-2	17	1	49	14	-5	1.47	281	40	105	41	4.66	1.25	3.49	0.62	0.08	81	0.043	0.05
114211	-2	15	2	49	13	-5	1.37	260	29	104	38	4.69	1.11	3.43	0.58	0.07	90	0.039	0.05
114212	-2	14	2	252	18	-5	1.36	184	20	152	31	2.97	0.89	2.37	0.41	0.03	64	0.035	0.22
114213	-2	15	2	239	21	-5	1.48	212	21	182	36	3.47	1.01	2.67	0.45	0.04	67	0.039	0.21
114214	-2	10	2	54	9	-5	0.99	166	21	148	29	4.29	0.77	2.99	0.45	0.05	80	0.03	0.07
114215	-2	7	2	52	9	-5	0.72	101	29	126	25	5.48	0.48	3.46	0.67	0.08	81	0.039	0.06
114216	3	10	2	113	13	-5	0.94	150	19	147	25	4.02	0.66	3	0.51	0.04	77	0.035	0.15
114217D	-2	10	2	36	9	-5	0.92	173	18	183	30	3.78	0.84	2.9	0.47	0.04	70	0.035	0.05
114218B	-2	56	-1	10	11	-5	2.17	290	173	144	44	1.08	0.58	0.39	0.13	0.64	23	0.18	-0.01
114219	-2	8	2	45	8	-5	0.79	115	25	123	25	5.24	0.56	3.29	0.58	0.06	78	0.032	0.06

Sample	Pb	Zn	Mo	Ni	Co	As	Fe	Mn	Ba	Cr	V	Al	Mg	Ca	Na	K	Sr	Ti	S
Number	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	%	%	%	%	%	ppm	%	%
114220	2	9	2	38	9	-5	0.94	161	21	149	28	4.47	0.75	3.18	0.47	0.04	82	0.032	0.06
114221	-2	11	2	41	9	-5	1.15	199	24	170	34	4.17	0.93	3.02	0.52	0.05	79	0.038	0.06
114222	3	10	2	36	8	-5	0.89	163	25	170	28	4.2	0.76	3.08	0.42	0.04	74	0.032	0.05
114223	2	10	2	37	9	-5	1.05	187	21	186	32	4	0.94	3.03	0.5	0.04	72	0.038	0.05
114224	-2	9	2	34	8	-5	0.92	166	23	152	27	3.92	0.77	2.94	0.49	0.04	72	0.035	0.05
114225	4	12	2	80	11	-5	1.21	227	30	166	33	3.88	1.06	3.16	0.66	0.06	79	0.034	0.09
114226	-2	10	2	72	10	-5	1.06	191	22	154	30	3.82	0.86	2.83	0.48	0.05	70	0.036	0.08
114227	2	20	1	655	31	-5	1.77	186	30	146	28	4.52	0.88	3.08	0.59	0.05	91	0.035	0.54
114228	-2	13	1	114	11	-5	1.5	217	14	179	38	1.36	1.15	1.38	0.2	0.03	25	0.053	0.07
114229	-2	9	2	34	8	-5	0.95	168	19	153	30	4.09	0.85	2.83	0.54	0.04	76	0.038	0.05
114230	-2	9	2	35	8	-5	0.91	165	19	171	29	4.25	0.79	3	0.52	0.04	82	0.035	0.04
114231	-2	8	2	35	8	-5	0.89	156	18	183	28	4.27	0.78	2.98	0.47	0.04	79	0.034	0.05
114232	-2	9	3	33	8	-5	0.83	152	20	149	25	4.32	0.72	3.05	0.51	0.04	81	0.032	0.05
114233	-2	20	-1	609	35	-5	2.27	227	15	206	42	1.57	1.3	1.55	0.21	0.04	28	0.048	0.65
114234	-2	15	1	327	29	-5	1.75	194	24	161	35	2.94	1.03	2.27	0.41	0.05	59	0.043	0.42
114235	-2	11	2	42	10	-5	1.21	207	31	161	35	4.69	0.96	3.32	0.66	0.05	86	0.051	0.07
114236D	2	10	2	39	10	-5	1.11	187	31	133	32	4.53	0.8	3.18	0.64	0.05	83	0.048	0.07
114237	3	10	2	83	10	-5	1.09	165	30	131	27	5.02	0.81	3.25	0.58	0.05	97	0.029	0.08
114238	3	12	2	47	9	-5	1.4	219	24	201	37	3.58	1.13	2.75	0.46	0.07	64	0.032	0.08
114239B	-2	52	-1	11	11	-5	2.26	305	176	169	46	1.13	0.57	0.39	0.15	0.68	26	0.187	-0.01
114240LS	2	22	2	44	11	-5	1.98	204	28	85	68	2.61	1.55	3.34	0.04	0.05	30	0.23	0.03
114241	-2	10	2	38	9	-5	1.1	176	28	178	30	4.35	0.85	2.87	0.49	0.05	81	0.034	0.06
114242	-2	7	3	43	8	-5	0.77	100	29	155	24	6.65	0.5	3.63	0.61	0.07	87	0.029	0.05
114243	-2	7	3	44	8	-5	0.76	98	27	147	22	6.58	0.5	3.55	0.59	0.07	89	0.029	0.06
114244	-2	10	2	39	9	-5	1.17	181	23	195	32	4.7	0.96	2.86	0.39	0.06	81	0.037	0.06
114245	-2	9	2	39	9	-5	1.03	169	20	176	29	4.19	0.8	2.73	0.39	0.05	78	0.033	0.06
114246	3	10	3	27	8	-5	1	159	32	174	29	5.86	0.73	3.47	0.59	0.07	100	0.034	0.05
114247	-2	10	2	34	8	-5	1.05	173	19	187	30	3.93	0.83	2.71	0.45	0.04	73	0.035	0.05
114248	2	12	2	99	12	-5	1.41	197	24	196	33	4.28	1.03	2.67	0.43	0.05	81	0.035	0.13
114249	-2	9	3	40	9	-5	1.06	167	23	172	29	4.26	0.86	2.83	0.42	0.04	81	0.035	0.07
114250	2	9	2	38	9	-5	1.05	179	22	168	30	3.84	0.88	2.75	0.45	0.05	73	0.035	0.06
114251	-2	9	2	44	9	-5	1.07	174	23	168	29	4.28	0.88	2.79	0.43	0.05	85	0.032	0.06
114252	-2	8	2	47	8	-5	0.88	127	25	141	26	5.53	0.69	3.22	0.53	0.07	85	0.029	0.06
114253	6	9	2	63	10	-5	0.98	138	27	145	28	4.5	0.74	2.82	0.47	0.06	74	0.031	0.08
114254	6	8	3	52	9	-5	0.84	110	32	126	27	5.78	0.6	3.31	0.58	0.08	86	0.033	0.07
114255	3	17	1	424	23	-5	1.47	192	32	176	29	5.26	0.91	3.76	0.61	0.05	90	0.036	0.35
114256	-2	19	-1	264	23	-5	1.96	254	21	252	41	1.35	1.46	1.61	0.19	0.04	20	0.06	0.24
114257	2	9	1	46	9	-5	0.78	140	28	140	23	4.25	0.61	3.04	0.5	0.04	72	0.06	0.08
114258D	2	7	2	42	9	-5	0.72	127	24	86	22	3.97	0.56	2.64	0.44	0.04	70	0.054	0.07
114259	-2	7	3	40	8	-5	0.82	137	25	104	23	4.88	0.64	2.98	0.48	0.05	81	0.049	0.07

Sample	Pb	Zn	Mo	Ni	Co	As	Fe	Mn	Ba	Cr	V	Al	Mg	Ca	Na	K	Sr	Ti	S
Number	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	%	%	%	%	%	ppm	%	%
114260	4	12	1	49	10	-5	1.1	203	23	165	31	3.79	1.11	2.91	0.5	0.07	66	0.036	0.06
114261	-2	7	2	80	10	-5	0.73	92	35	151	24	5.5	0.5	3.55	0.61	0.1	74	0.04	0.09
114262	3	8	3	73	10	-5	0.87	115	38	133	28	5.28	0.63	3.01	0.55	0.1	77	0.04	0.07
114263D	-2	7	2	68	9	-5	0.79	100	34	126	26	5.72	0.54	3.13	0.57	0.1	77	0.037	0.08
114264B	-2	53	-1	10	11	-5	2.43	301	223	143	42	1.49	0.61	0.42	0.14	0.82	39	0.175	-0.01
114265	-2	10	2	91	12	-5	0.95	120	36	132	34	5.17	0.59	3.31	0.65	0.12	77	0.054	0.08
114266	-2	13	1	132	14	-5	1.26	157	29	120	33	4.88	0.78	2.99	0.57	0.1	69	0.05	0.12
114267	-2	13	2	74	12	-5	1.31	196	25	139	36	3.99	1.03	2.71	0.45	0.07	69	0.042	0.08
114268	-2	12	2	128	13	-5	1.16	146	29	123	35	4.47	0.75	2.87	0.52	0.08	68	0.045	0.13
114269	-2	10	2	130	12	-5	1.03	122	33	125	33	5.08	0.61	3.17	0.6	0.11	75	0.049	0.12
114270HS	4	325	-1	20000	1780	-5	10	491	41	32	73	0.34	0.07	0.74	0.01	0.01	-1	0.023	9.33
114271	-2	12	2	85	13	-5	1.16	159	33	147	41	4.94	0.82	3.36	0.62	0.1	79	0.056	0.09
114272	3	16	2	73	13	-5	1.57	269	25	177	42	3.76	1.37	2.88	0.45	0.09	70	0.048	0.09
114273	2	14	1	65	12	-5	1.38	228	27	154	39	4.23	1.07	3.01	0.47	0.08	76	0.041	0.08
114274	-2	11	2	58	11	-5	1.13	152	29	140	37	4.92	0.83	3.18	0.55	0.09	76	0.051	0.08
114275	-2	11	2	68	11	-5	1.11	148	30	154	38	4.94	0.84	3.16	0.58	0.08	72	0.048	0.07
114276	3	15	1	52	12	-5	1.44	255	24	187	41	4.09	1.23	3.01	0.46	0.07	73	0.047	0.06
114277D	4	15	2	51	12	-5	1.38	248	26	176	40	4.4	1.19	3.12	0.49	0.07	79	0.047	0.06
114278	2	12	2	54	11	-5	1.15	173	28	160	36	5.03	0.94	3.33	0.55	0.07	82	0.039	0.06
114279B	-2	62	-1	11	12	-5	2.44	320	216	143	45	1.41	0.68	0.51	0.15	0.88	37	0.208	-0.01
114280	-2	12	2	224	15	-5	1.02	122	34	130	34	4.83	0.6	3.06	0.61	0.1	74	0.049	0.22
114281	3	15	1	132	14	5	1.26	199	27	139	34	3.7	0.89	2.57	0.45	0.07	63	0.036	0.13
114282	-2	10	1	98	12	-5	0.99	150	33	135	36	4.76	0.7	3.08	0.59	0.1	75	0.049	0.1
114283	-2	15	1	73	13	-5	1.35	266	24	175	40	3.73	1.26	2.86	0.43	0.08	76	0.042	0.09
114284	3	17	2	67	13	-5	1.52	285	29	199	45	3.88	1.41	2.97	0.51	0.08	74	0.05	0.07
114285	-2	11	1	77	12	-5	1.04	154	30	135	35	4.69	0.84	3.12	0.56	0.07	78	0.042	0.09
114286	3	13	2	85	12	-5	0.96	142	33	135	36	4.75	0.68	3.21	0.64	0.09	78	0.05	0.08
114287	-2	16	1	56	12	-5	1.39	258	29	183	42	3.88	1.31	2.88	0.48	0.07	75	0.044	0.06
114288	-2	14	1	50	11	-5	1.31	239	27	170	39	3.92	1.21	2.75	0.47	0.06	76	0.043	0.05
114289	2	15	1	65	13	-5	1.36	246	27	177	41	3.82	1.23	2.78	0.49	0.07	76	0.044	0.07
114290	-2	10	2	70	12	-5	0.93	146	35	131	35	4.94	0.73	3.31	0.62	0.1	80	0.052	0.07
114291	-2	12	1	65	12	-5	1.13	197	28	142	35	4.35	0.99	3.02	0.5	0.07	76	0.039	0.07
114292	-2	8	2	68	11	-5	0.8	106	36	126	35	5.25	0.62	3.32	0.66	0.11	78	0.052	0.07
114293	2	11	1	66	11	-5	1.05	154	32	121	36	4.69	0.83	3	0.57	0.08	75	0.043	0.06
114294	3	16	1	82	14	-5	1.39	251	25	149	40	3.64	1.27	2.72	0.45	0.06	74	0.045	0.1
114295	3	12	1	60	12	-5	1.18	215	26	114	34	3.89	1.09	2.72	0.44	0.06	76	0.035	0.05
114296	-2	10	2	101	12	-5	0.89	114	36	114	35	4.91	0.66	3.22	0.64	0.08	79	0.041	0.1
114297	3	16	1	119	15	-5	1.27	203	32	122	37	4.55	0.87	3.04	0.6	0.08	75	0.043	0.12
114298	3	12	1	121	14	-5	1.05	154	33	119	35	4.55	0.76	3	0.59	0.08	72	0.042	0.12
114299	4	13	1	99	13	-5	1.2	206	32	116	35	4.09	0.98	2.65	0.51	0.07	63	0.038	0.11

Sample	Pb	Zn	Mo	Ni	Co	As	Fe	Mn	Ba	Cr	V	Al	Mg	Ca	Na	K	Sr	Ti	S
Number	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	%	%	%	%	%	ppm	%	%
114300	4	18	1	84	14	-5	1.47	243	26	115	32	3.72	1.18	2.19	0.38	0.06	52	0.036	0.08
114301	3	14	1	96	13	-5	1.44	208	26	108	32	4.23	1.13	2.37	0.44	0.07	57	0.037	0.11
114302	-2	8	2	66	10	-5	0.87	122	31	118	32	4.84	0.71	2.88	0.55	0.08	69	0.043	0.07
114303	-2	7	2	65	10	-5	0.77	102	37	112	33	5.24	0.62	3	0.6	0.11	72	0.052	0.07
114304D	-2	8	2	82	11	-5	0.8	105	37	118	34	5.25	0.63	3.09	0.62	0.11	73	0.054	0.09
114305B	-2	51	-1	10	11	-5	2.04	296	216	124	39	1.34	0.64	0.45	0.15	0.82	36	0.186	-0.01
114306	-2	9	1	54	10	-5	0.99	159	28	106	31	4.57	0.91	2.89	0.48	0.07	72	0.033	0.08
114307	-2	10	2	97	11	-5	0.91	118	33	117	32	5.04	0.72	2.97	0.57	0.07	70	0.04	0.11
114308MS	6	103	-1	2589	179	-5	7.84	290	16	305	52	2.94	3.22	2.28	0.02	0.02	17	0.157	3.37
114309	3	20	-1	36	14	-5	2.04	359	17	123	43	1.74	1.37	1.67		0.33		2	-10
114310	5	12	2	55	10	-5	1.25	223	24	137	35	3.73	1.12	2.67		0.4		-1	-10
114311	8	12	2	61	10	-5	1.27	224	28	143	39	3.43	1.26	2.52		0.46		-1	-10
114312	7	10	-1	67	9	-5	1.05	163	31	130	36	3.79	1.01	2.55		0.48		-1	-10
114313	3	6	1	65	8	-5	0.74	87	33	105	33	4.59	0.64	2.85		0.59		-1	-10
114314	4	7	-1	78	9	-5	0.82	103	30	109	34	4.28	0.74	2.72		0.56		-1	-10
114315	2	27	5	52	15	-5	2.31	372	27	134	65	2.01	1.5	1.88		0.38		4	-10
114316	-2	61	2	183	24	-5	4.01	441	200	289	48	2.14	2.18	1.71		0.28		2	-10
114317	2	53	2	174	25	-5	4.15	508	238	270	52	2.32	2.15	1.77		0.31		1	-10
114318	4	45	2	129	23	-5	3.79	528	34	202	50	2.02	1.85	2.27		0.35		1	-10
114319	-2	29	1	36	17	-5	2.75	397	29	65	80	1.77	1.22	1.72		0.27		5	-10
114320	-2	25	-1	22	15	-5	2.52	364	24	58	65	1.59	1.15	1.48		0.27		4	-10
114321	3	34	-1	38	20	-5	3.21	393	175	62	104	2.39	1.69	1.57		0.32		6	-10
114322	2	29	-1	35	17	-5	2.93	349	54	57	173	2.52	1.55	1.8		0.42		12	-10
114323	2	41	2	50	24	-5	3.79	416	297	50	172	3.38	2.23	1.65		0.39		11	-10
114324	3	32	-1	34	21	-5	3.46	468	29	49	196	2.12	1.5	1.95		0.36		14	-10
114325	3	33	-1	30	23	-5	3.82	470	31	50	260	2.07	1.28	2.02		0.35		20	-10
114326	-2	33	2	23	23	-5	3.98	456	41	52	221	2.14	1.25	2.02		0.36		16	-10
114327	-2	11	2	8	10	-5	2.07	249	11	162	78	1.72	0.3	2.09		0.07		6	-10
114328	3	32	-1	21	23	-5	4.2	515	38	67	272	2.19	1.18	2.05		0.34		20	-10
114329B	-2	53	1	12	11	-5	2.22	317	221	143	46	1.38	0.69	0.45		0.17		2	-10
114330	4	20	-1	64	14	-5	1.67	301	36	164	42	4.25	1.34	3.32	0.47	0.06	71	0.033	0.08
114331	4	21	-1	62	13	-5	1.53	271	30	144	40	3.71	1.21	2.94	0.42	0.06	63	0.03	0.08
114332	3	19	-1	89	15	-5	1.61	274	26	157	41	3.77	1.3	3.01	0.43	0.06	64	0.03	0.11
114333	3	21	-1	119	16	-5	1.72	288	24	185	46	3.23	1.39	2.63	0.38	0.07	57	0.037	0.13
114334	2	17	-1	88	14	-5	1.48	270	29	157	42	3.54	1.21	2.7	0.39	0.07	65	0.037	0.07
114335	-2	15	-1	83	13	-5	1.29	197	32	122	35	4.38	0.99	3.02	0.45	0.06	70	0.034	0.08
114336	5	17	-1	104	14	-5	1.55	259	29	166	44	3.59	1.27	2.82	0.4	0.07	63	0.035	0.1
114337	5	20	-1	110	16	-5	1.7	303	29	183	45	2.94	1.41	2.65	0.34	0.08	50	0.035	0.11
114338	7	21	-1	86	14	-5	1.69	317	36	191	46	2.78	1.45	2.61	0.36	0.08	47	0.037	0.07
114339	7	21	1	123	17	-5	1.77	310	35	176	43	2.86	1.41	2.56	0.35	0.07	46	0.032	0.13

Sample	Pb	Zn	Mo	Ni	Co	As	Fe	Mn	Ba	Cr	V	Al	Mg	Ca	Na	K	Sr	Ti	S
Number	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	%	%	%	%	%	ppm	%	%
114340	3	19	-1	86	14	-5	1.62	283	31	201	42	4.01	1.41	3.01	0.39	0.06	67	0.031	0.07
114341	4	18	-1	73	13	-5	1.48	261	29	184	39	3.78	1.31	2.95	0.37	0.05	62	0.031	0.07
114342	4	18	-1	231	18	-5	1.61	250	28	165	35	4.04	1.2	2.94	0.37	0.05	64	0.027	0.18
114343	4	16	1	86	11	-5	1.6	214	11	162	25	0.44	1.11	0.94	0.12	0.03	6	0.107	0.02
114344	-2	16	-1	167	16	-5	2.4	198	2	409	44	0.56	1.39	1.01	0.11	0.03	3	0.083	-0.01
114345	-2	22	1	319	28	-5	4.28	203	1	937	95	0.43	1.07	0.72	0.05	-0.01	2	0.125	0.01
114346B	-2	60	1	14	9	-5	2.33	322	238	176	46	1.21	0.69	0.38	0.1	0.89	29	0.206	-0.01
114347	4	78	9	9	6	-5	5.15	378	214	232	49	1.57	0.57	0.18	0.08	1.18	14	0.334	0.19
114348	-2	14	2	40	12	-5	1.72	287	37	104	47	5.08	1.12	3.58	0.73	0.08	98	0.048	0.06
114349MS	5	87	2	2437	171	6	9.06	281	6	330	53	3.22	2.41	2.32	0.02	0.02	19	0.158	2.76
114350	-2	10	1	35	7	-5	1.49	154	18	178	10	7.19	0.38	4.56	0.39	0.08	167	-0.01	0.11
114351	4	7	-1	26	5	-5	0.94	123	30	120	7	10	0.24	6.16	0.69	0.09	244	-0.01	0.09
114352	3	17	-1	21	10	-5	1.79	217	38	107	31	6.38	1.1	3.94	0.74	0.14	134	0.036	0.03
114353	5	7	-1	8	3	-5	0.56	67	53	92	9	10	0.22	7.13	1.17	0.05	248	0.011	0.04
114354	-2	31	-1	40	24	-5	3.41	402	23	113	175	2.24	2.09	2.01	0.23	0.18	6	0.248	0.03
114355	-2	30	-1	42	24	-5	3.27	411	29	112	174	2.24	2.23	1.95	0.24	0.21	5	0.197	0.01
114356	-2	3	2	5	-1	-5	0.43	56	13	152	7	7.36	0.06	5.07	0.39	0.08	141	-0.01	0.02
114357	3	13	2	18	7	-5	1.01	168	56	89	15	5.85	0.62	3.45	0.8	0.13	141	0.02	0.04
114358	4	10	1	35	11	-5	1.11	131	20	115	16	6.8	0.37	4.37	0.37	0.18	165	0.056	0.26
114359	3	19	-1	13	9	-5	1.7	229	45	91	34	6.1	0.82	3.52	0.76	0.15	132	0.053	0.04
114360	2	14	2	26	9	-5	1.29	275	39	173	32	4.09	1.17	3.01	0.59	0.07	107	0.024	0.02
114361B	-2	50	2	11	7	-5	2.28	307	249	204	45	1.33	0.65	0.6	0.15	0.88	40	0.196	0.01
114362	-2	67	2	29	28	-5	5.67	680	227	174	176	2.79	1.08	2.29	0.24	0.43	11	0.342	0.06
114363	-2	9	1	34	7	-5	1.08	173	24	211	34	4.08	0.99	3.04	0.44	0.06	74	0.044	0.03
114364	-2	12	-1	52	10	-5	1.48	215	23	206	37	4.11	1.26	3.18	0.48	0.07	71	0.04	0.16
114365	-2	9	2	74	16	-5	1.43	260	22	74	14	2.35	0.95	1.34	0.32	0.04	65	0.029	0.01
114366	3	37	1	400	34	-5	3.56	395	11	588	39	1.08	2.36	0.38	0.02	-0.01	2	0.082	0.04
114367	3	14	2	49	13	-5	1.68	271	45	149	29	4	0.9	2.35	0.56	0.09	123	0.039	-0.01
114368	-2	9	4	7	7	-5	0.83	124	46	105	14	9.89	0.38	6.2	1.01	0.09	237	0.016	0.06
114369	3	11	3	54	15	-5	1.42	298	50	100	19	9.8	0.54	6.2	0.98	0.13	240	0.022	0.2
114370	-2	20	1	177	49	-5	5.19	448	19	283	58	1.33	1.63	1.31	0.2	0.03	30	0.043	0.15
114371	-2	13	2	19	10	-5	1.57	309	42	162	35	3.52	0.56	2.07	0.69	0.08	98	0.055	0.01
114372	-2	50	-1	48	36	-5	6.35	607	213	93	120	1.51	1.65	1.18	0.18	0.66	37	0.278	0.08
114373	-2	66	-1	58	33	-5	6.36	438	601	87	96	2.27	1.72	1.77	0.39	1.12	37	0.163	0.02
114374	-2	60	-1	70	46	-5	9.62	1197	160	114	110	1.39	2.68	1.44	0.24	0.68	46	0.197	0.11
114401B	-2	49	1	12	8	-5	2.28	290	191	146	43	1.25	0.61	0.5	0.17	0.73	37	0.204	-0.01

Sample	Pb	Zn	Mo	Ni	Co	As	Fe	Mn	Ba	Cr	V	Al	Mg	Ca	Na	K	Sr	Ti	S
Number	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	%	%	%	%	%	ppm	%	%
114402	-2	13	2	43	11	-5	1.45	241	27	92	39	5.2	0.98	3.64	0.66	0.06	104	0.04	0.05
114403	3	15	1	48	12	-5	1.57	264	20	152	45	3.32	1.2	2.63	0.55	0.06	58	0.048	0.04
114404	2	17	1	53	16	-5	1.46	280	25	126	37	3.97	1.09	3.17	0.48	0.07	84	0.046	0.05
114405	4	14	1	43	12	-5	1.65	253	30	91	44	4.55	1.06	3.37	0.67	0.09	87	0.05	0.06
114406	2	31	-1	62	20	-5	2.95	405	23	176	76	2.46	2.08	2.17	0.34	0.16	6	0.071	-0.01
114407	4	62	2	35	26	-5	5.93	756	131	100	264	2.67	1.4	2.56	0.43	0.43	41	0.342	0.03
114408	3	24	1	42	15	-5	2.68	404	32	121	71	3.72	1.33	3.01	0.59	0.14	71	0.097	0.06
114409	3	29	1	287	25	-5	4.82	327	5	1060	93	0.41	1.25	1.01	0.07	0.01	6	0.125	-0.01
114410	-2	12	2	72	12	-5	1.35	194	29	104	34	5.5	0.9	3.26	0.64	0.09	76	0.045	0.06
114411	11	41	2	30	21	-5	3.97	619	37	132	100	2.55	1.3	2.07	0.26	0.24	16	0.185	0.03
114412	4	36	-1	68	21	-5	2.82	313	32	68	26	3.54	1.13	2.32	0.45	0.17	51	0.072	0.07
114413	2	16	-1	38	11	-5	1.59	266	34	194	30	3.62	1.18	2.38	0.45	0.08	78	0.028	0.03
114414	5	18	1	25	10	-5	1.85	230	45	112	25	7.93	0.81	4.27	0.76	0.12	163	0.022	0.02
114415	5	23	1	18	10	-5	1.79	194	43	119	29	6.1	0.61	3.13	0.73	0.15	116	0.048	0.04
114416	2	72	1	30	23	-5	5.64	453	643	95	68	2.23	1.41	1.97	0.23	0.81	30	0.124	0.02
114417	-2	81	2	29	23	-5	5.38	408	675	75	70	2.14	1.35	1.84	0.2	0.85	28	0.127	0.02
114418	-2	64	2	20	21	-5	4.43	906	38	98	138	2.12	0.99	2.24	0.32	0.25	19	0.24	0.04
114419	-2	21	1	31	15	-5	2.08	347	29	113	43	4.97	1.19	2.85	0.72	0.1	118	0.048	0.02
114420	-2	16	1	43	14	-5	1.66	251	53	69	14	8.51	1.34	4.32	1.04	0.15	181	0.015	0.03
114421	-2	9	2	36	9	-5	1.02	114	76	59	11	10	0.52	6.57	1.36	0.08	304	0.013	0.04
114422	-2	49	1	26	30	-5	5.78	597	51	43	151	3.1	1.58	1.5	0.21	0.3	18	0.237	0.11
114423	3	29	1	384	36	-5	1.7	264	6	1872	40	1.78	3.75	0.84	-0.01	-0.01	10	0.029	0.11
114424	-2	13	-1	23	10	-5	1.42	263	26	129	38	3.57	0.81	2.38	0.59	0.07	83	0.049	0.01
114425HS	-2	244	2	20000	1735	15	10	420	-1	69	49	0.18	0.03	0.38	-0.01	-0.01	5	0.02	10
114426B	-2	47	1	12	7	-5	2.1	286	220	109	43	1.26	0.65	0.57	0.14	0.81	37	0.203	0.01
114427	3	10	2	22	8	-5	1.24	254	33	111	15	3.77	0.42	2.09	0.6	0.05	97	0.022	0.01
114428	-2	21	1	22	13	-5	1.88	369	19	99	45	1.21	0.96	1.26	0.17	0.04	22	0.059	0.01
114429	-2	42	-1	309	82	-5	6.26	745	28	166	43	1.77	3.87	1.41	0.34	0.05	63	0.038	0.01
114430	-2	26	1	120	37	-5	3.87	514	16	241	40	1.75	1.84	1.61	0.27	0.04	36	0.028	0.02
114431	-2	21	-1	197	53	-5	7.9	484	18	307	75	1.42	2.07	1.43	0.25	0.04	29	0.064	-0.01
114432	-2	61	2	46	34	-5	5.7	446	546	109	91	2.32	1.52	1.65	0.27	0.94	45	0.184	0.04
114433	-2	44	3	61	39	-5	5.91	516	30	104	167	3.74	2.49	3.11	0.75	0.23	33	0.258	0.01
114434	4	55	2	40	32	-5	5.91	617	70	186	165	2.7	1.44	2.53	0.35	0.24	21	0.286	0.32
114435	-2	59	31	74	28	-5	5.16	646	92	328	89	2.79	2.27	2.78	0.43	0.63	7	0.204	0.01
114436	-2	28	2	66	19	-5	2.5	446	39	381	51	1.73	1.95	2	0.24	0.25	7	0.082	-0.01
114437	3	66	4	56	26	-5	4.65	602	94	262	82	2.55	1.88	2.33	0.33	0.66	9	0.194	-0.01
114438	-2	37	3	104	30	-5	4.25	470	34	116	81	3.41	2.45	2.75	0.47	0.28	20	0.119	-0.01
114439B	-2	47	2	14	9	-5	2.33	301	172	196	41	1.13	0.64	0.54	0.15	0.68	31	0.198	-0.01
114440	3	94	-1	11	26	-5	6.2	705	315	174	135	2.44	0.92	1.74	0.23	0.96	14	0.326	0.03
114441	-2	60	-1	223	22	-5	3.4	281	20	743	73	0.91	1.7	0.93	0.11	0.04	3	0.109	0.01

Sample	Pb	Zn	Mo	Ni	Co	As	Fe	Mn	Ba	Cr	V	Al	Mg	Ca	Na	K	Sr	Ti	S
Number	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	%	%	%	%	%	ppm	%	%
114442																			
114443	4	10	1	103	12	-5	1.2	147	17	79	7	4.64	1.4	2.66	0.78	0.06	269	-0.01	0.01
114444	4	17	2	211	29	15	1.9	216	29	88	12	4.71	2.53	2.88	0.5	0.06	165	0.013	0.04
114445	10	8	1	15	5	6	0.76	111	57	66	12	10	0.33	6.86	1.18	0.07	332	0.025	0.05
114446	4	46	1	249	33	-5	2.99	216	221	1124	52	2.5	4.15	0.5	0.14	2.36	6	0.191	-0.01
114447	2	12	1	136	13	-5	0.94	143	4	704	24	0.92	2.18	1.03	0.15	0.07	5	0.048	-0.01
114448	3	31	-1	336	33	-5	2.59	257	12	1035	30	1.71	3.62	0.61	0.03	0.01	4	0.04	0.1
114449	-2	15	1	150	18	-5	1.2	91	2	817	26	1.45	2.71	0.34	0.03	-0.01	1	0.052	-0.01
114450	4	79	2	46	32	7	6.07	504	650	57	81	2.79	2.05	2.23	0.39	1.03	30	0.217	0.02
114451	-2	50	-1	41	32	-5	7.07	750	109	77	104	1.37	1.85	1.23	0.24	0.38	52	0.247	0.09
114452	6	105	2	49	35	-5	6.26	629	754	107	81	2.55	1.81	2.25	0.25	1.06	38	0.148	0.09
114453	4	25	1	37	13	-5	1.82	345	7	213	52	1.53	1.44	1.55	0.18	0.08	180	0.108	-0.01
114454	4	40	2	61	38	-5	8.43	930	128	80	107	1.29	2.75	1.17	0.24	0.41	53	0.239	0.08
114455	3	5	2	10	3	-5	0.56	83	35	86	11	7.07	0.3	4.04	1.12	0.11	190	0.027	0.02
114456	3	51	1	41	39	5	6.53	727	26	86	366	2.4	1.69	2.37	0.38	0.2	28	0.317	0.01
114501	3	10	-1	34	7	-5	0.91	155	22	168	24	4.14	0.73	2.77	0.38	0.03	66	0.043	0.03
114502	5	10	-1	29	7	-5	0.88	163	20	162	22	3.99	0.69	2.75	0.4	0.04	69	0.035	0.02
114503	5	10	1	33	7	-5	0.97	177	23	173	24	3.67	0.76	2.62	0.4	0.04	60	0.039	0.03
114504	4	8	-1	31	6	5	0.79	143	21	137	20	3.85	0.63	2.66	0.4	0.03	65	0.035	0.03
114505	4	9	-1	36	8	-5	0.95	197	28	174	24	4.29	0.74	2.85	0.33	0.05	65	0.04	0.03
114506	5	9	-1	33	7	-5	0.87	149	21	166	23	4.52	0.65	3.05	0.39	0.03	72	0.042	0.04
114507	5	10	-1	36	8	-5	0.96	169	24	179	25	4.5	0.79	3.02	0.39	0.05	70	0.046	0.04
114508	4	9	-1	39	7	-5	0.88	156	26	155	22	4.42	0.67	2.88	0.34	0.04	66	0.043	0.03
114509	5	12	2	39	9	-5	0.99	181	30	179	27	4.54	0.79	2.97	0.35	0.05	70	0.042	0.03
114510	4	9	1	33	7	-5	0.85	145	28	154	23	4.28	0.7	2.75	0.36	0.05	67	0.036	0.03
114511	5	9	-1	33	7	-5	0.85	145	22	166	22	4.83	0.64	3.02	0.37	0.03	76	0.034	0.03
114512	5	7	-1	28	6	-5	0.76	124	20	140	19	4.9	0.55	3.02	0.4	0.02	78	0.031	0.04
114513	4	8	-1	32	7	-5	0.81	146	24	155	21	4.41	0.65	2.9	0.35	0.04	67	0.039	0.04
114514	5	8	-1	36	7	-5	0.84	146	22	148	22	4.08	0.72	2.65	0.32	0.05	62	0.038	0.03
114515	5	9	1	40	8	-5	0.94	158	23	176	24	4.58	0.76	2.96	0.33	0.05	68	0.038	0.04
114516	3	11	1	36	8	-5	1.06	193	31	182	26	4.21	0.87	2.77	0.31	0.06	78	0.033	0.03
114517	5	8	-1	31	7	-5	0.86	144	17	173	22	4.61	0.64	2.95	0.37	0.02	69	0.042	0.04
114518D	5	9	-1	81	10	-5	0.95	150	24	163	23	4.43	0.72	2.88	0.32	0.05	68	0.032	0.07
114519	4	9	2	37	8	-5	0.95	173	23	201	30	4.49	0.97	3.21	0.46	0.06	76	0.053	0.03
114520	-2	9	2	34	7	-5	0.89	188	29	190	28	4.09	0.97	2.86	0.42	0.07	70	0.043	0.02
114521	2	8	2	39	9	-5	0.88	162	23	194	28	4.93	0.87	3.47	0.47	0.04	79	0.044	0.03
114522	-2	6	1	50	7	-5	0.64	87	37	138	23	6.84	0.52	4.13	0.76	0.11	83	0.048	0.04
114523	-2	10	1	40	9	-5	0.98	178	25	171	30	5.44	0.96	3.73	0.55	0.07	82	0.04	0.03
114524	-2	9	2	36	7	-5	0.81	156	26	185	25	4.39	0.73	3.22	0.56	0.05	72	0.047	0.04
114525	5	9	-1	46	10	-5	0.93	176	22	137	28	3.53	0.96	2.77	0.43	0.05	63	0.039	0.05

Sample	Pb	Zn	Mo	Ni	Co	As	Fe	Mn	Ba	Cr	V	Al	Mg	Ca	Na	K	Sr	Ti	S
Number	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	%	%	%	%	%	ppm	%	%
114526	5	10	2	49	9	-5	1.01	173	29	144	29	4.91	1	3.33	0.55	0.08	69	0.037	0.03
114527	4	8	-1	41	8	-5	0.87	169	25	122	26	3.81	0.91	2.83	0.41	0.06	68	0.038	0.04
114528	-2	8	-1	47	8	-5	0.93	184	23	137	28	3.6	0.96	2.74	0.42	0.06	58	0.049	0.03
114529	4	11	-1	44	9	-5	1.01	177	26	148	28	4	1.03	2.8	0.51	0.06	85	0.033	0.05
114530	-2	7	-1	56	8	-5	0.79	112	33	113	24	5.85	0.71	3.59	0.67	0.09	74	0.04	0.04
114531	-2	9	1	45	9	-5	0.95	188	26	139	27	4.6	0.99	3.43	0.58	0.06	80	0.037	0.05
114532	-2	6	-1	61	8	-5	0.71	92	37	130	27	5.77	0.61	3.52	0.68	0.11	71	0.056	0.04
114533	8	7	-1	56	7	-5	0.69	97	40	121	24	6.6	0.61	4.06	0.75	0.09	82	0.037	0.04
114534	5	8	-1	39	8	-5	0.82	164	23	131	25	3.87	0.87	2.94	0.53	0.06	70	0.026	0.04
114535	2	7	2	33	7	-5	0.84	154	26	127	25	4.38	0.86	3.07	0.47	0.05	74	0.033	0.02
114536	-2	12	1	40	9	-5	1.09	202	19	172	33	3.44	1.18	2.53	0.41	0.06	60	0.038	0.03
114537	-2	8	2	38	8	-5	0.87	161	26	141	26	4.59	0.9	3.2	0.48	0.06	77	0.033	0.03
114538	3	9	-1	37	8	-5	0.93	179	31	137	28	4.71	1	3.31	0.5	0.07	88	0.036	0.03
114539	-2	10	1	39	8	-5	0.94	191	33	140	28	4.5	1	3.14	0.48	0.06	90	0.037	0.03
114540	4	10	1	41	9	-5	1.02	186	27	167	31	3.87	1.07	2.91	0.41	0.07	68	0.042	0.03
114541	3	8	-1	35	7	-5	0.83	168	25	138	25	3.74	0.9	2.67	0.37	0.08	63	0.033	0.02
114542	4	9	-1	37	7	-5	0.86	170	46	147	27	4.4	0.9	3.35	0.56	0.07	74	0.042	0.03
114543	-2	14	-1	35	9	-5	1.38	226	31	173	37	1.36	1.38	1.35	0.19	0.1	7	0.049	-0.01
144544	3	14	-1	37	8	-5	1.35	244	45	200	39	1.88	1.38	1.79	0.3	0.11	33	0.045	0.01
144545	-2	11	1	50	9	-5	0.9	141	28	119	23	4.79	0.88	2.97	0.49	0.07	61	0.049	0.04
144546	2	6	1	35	6	-5	0.66	112	22	91	20	3.3	0.68	2.31	0.38	0.05	52	0.061	0.04
144547	-2	13	-1	40	9	-5	1.16	242	32	176	35	1.67	1.21	1.51	0.26	0.09	26	0.039	-0.01
114548	5	12	1	39	8	-5	0.81	170	23	157	25	4.2	0.85	2.94	0.43	0.04	82	0.039	0.02
114549	-2	6	1	56	8	-5	0.73	100	34	118	23	5.53	0.62	3.44	0.64	0.08	71	0.043	0.04
114550	3	8	-1	42	8	-5	0.9	165	25	136	26	3.6	0.93	2.74	0.44	0.07	58	0.037	0.04
114551	2	9	-1	33	7	-5	0.66	125	24	91	21	4.06	0.62	2.8	0.42	0.06	63	0.05	0.04
114552B	-2	46	-1	10	7	-5	2.11	272	213	149	43	1.29	0.64	0.45	0.17	0.79	40	0.205	-0.01
114553D	-2	6	-1	56	7	-5	0.63	79	39	113	23	5.75	0.52	3.41	0.66	0.11	71	0.051	0.03
114554D	-2	15	-1	43	10	-5	1.37	243	33	207	42	1.6	1.38	1.55	0.24	0.1	17	0.045	-0.01
114555	2	8	1	29	6	-5	0.81	137	28	142	25	3.84	0.83	2.71	0.42	0.05	82	0.041	0.03
114556	3	29	2	70	17	-5	2.39	413	50	315	57	2.45	2.2	1.78	0.21	0.13	14	0.073	0.01
114557	3	11	1	52	12	-5	1.33	273	29	259	38	2.67	1.39	2.12	0.18	0.08	39	0.061	0.01
114558	5	8	2	48	9	-5	0.96	164	33	162	28	5.37	0.84	3.61	0.48	0.08	76	0.04	0.04
114559	3	10	-1	52	10	-5	1.11	200	31	191	31	5.26	0.95	3.59	0.47	0.08	81	0.039	0.03
114560	4	7	2	60	8	-5	0.78	118	33	161	27	6.38	0.64	4.01	0.64	0.1	84	0.045	0.04
114561	6	11	2	42	8	-5	1.05	214	30	199	31	4.34	0.96	3.3	0.5	0.07	80	0.044	0.03
114562	4	9	2	43	9	-5	1.06	204	25	210	32	4.49	1.01	3.28	0.45	0.08	78	0.046	0.03
114563	7	8	2	39	8	-5	0.88	175	29	186	27	4.15	0.84	3.16	0.46	0.06	73	0.037	0.03
114564	4	10	2	40	8	5	1	197	25	212	31	3.98	0.94	3.01	0.38	0.08	69	0.044	0.03
114565	-2	6	2	68	9	-5	0.76	105	30	103	21	6.05	0.61	3.78	0.58	0.06	81	0.032	0.05

Sample	Pb	Zn	Mo	Ni	Co	As	Fe	Mn	Ba	Cr	V	Al	Mg	Ca	Na	K	Sr	Ti	S
Number	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	%	%	%	%	%	ppm	%	%
114566	3	7	1	50	9	-5	0.83	156	26	100	23	4.57	0.72	3.11	0.45	0.05	71	0.063	0.06
114567	4	9	1	50	9	-5	1.01	197	23	152	29	3.56	1.02	2.78	0.4	0.04	66	0.041	0.04
114568	6	10	2	49	9	-5	1.07	202	23	168	31	4.38	1.01	3.27	0.48	0.04	74	0.044	0.04
114569B	-2	52	2	11	11	-5	2.2	321	192	119	43	1.17	0.66	0.52	0.12	0.71	27	0.193	-0.01
114570	2	12	2	170	14	-5	1.07	180	20	168	31	3.77	0.86	2.98	0.47	0.04	76	0.037	0.19
114571	3	9	2	72	10	-5	0.8	144	22	131	26	4.38	0.67	3.37	0.51	0.04	89	0.042	0.1
114572	2	12	2	111	14	-5	1.1	210	34	169	37	4.19	0.87	3.57	0.61	0.05	85	0.069	0.13
114573	2	10	2	66	10	-5	0.87	182	19	168	30	2.98	0.78	2.67	0.3	0.05	60	0.04	0.07
114574	-2	9	2	43	10	-5	0.83	141	25	113	28	5.09	0.66	3.64	0.59	0.08	85	0.046	0.07
114575	-2	6	3	48	9	-5	0.63	88	32	106	28	6.08	0.48	4.1	0.7	0.1	91	0.049	0.06
114576	-2	9	2	42	10	-5	0.84	174	25	139	32	4.24	0.76	3.28	0.5	0.05	75	0.057	0.06
114577	-2	22	1	48	11	-5	1.05	230	18	176	37	2.37	1.01	2.02	0.24	0.05	43	0.073	0.03
114578	-2	18	1	48	14	-5	1.32	320	17	210	40	1.47	1.55	1.02	0.07	0.06	15	0.075	-0.01
114579	-2	13	2	34	9	-5	0.97	235	17	157	35	1.64	1.03	1.46	0.15	0.05	26	0.05	0.01
114580	3	17	2	302	25	-5	1.96	218	26	176	37	3.16	1.01	2.72	0.39	0.06	56	0.034	0.4
114581D	4	22	1	841	40	-5	2.02	211	32	165	34	3.65	0.94	3.1	0.51	0.06	71	0.03	0.71
114582	3	19	1	491	32	-5	1.83	238	25	176	45	3.52	1.08	2.93	0.45	0.06	65	0.066	0.58
114583	2	13	2	51	10	-5	0.94	207	19	131	32	2.5	0.89	2.21	0.32	0.05	46	0.055	0.06

POCKET

Figures 1, 2, & 3


Sudbury Intrusive Complex
Southern Province
Grenville Province
Grenville Front
Sudbury
Highway 17
Hagar
Warren
Verner
Rathbun Twp.
Kelly Twp.
McNish Twp.
Davis Twp.
Scadding Twp.
Street Twp.
Loughrin Twp.
Henry Twp.
Jones Twp.
Pardo Twp.
Dana Twp.
Crerar Twp.
Hobbs Twp.
McWilliams Twp.
Gibbons Twp.
Hagar Twp.
Ratter Twp.
Hugel Twp.
Field Twp.
Badgerow Twp.
Awrey Twp.
Cleland Twp.
Hawley Twp.
Appleby Twp.
Dunnet Twp.
Kirkpatrick Twp.
Caldwell Twp. Municipality
Springer Twp.
Burwash Twp.
Hendrie Twp.
Jennings Twp.
Casimir Twp.
MacPherson Twp.
Haddo Twp.
Loudon Twp.
Bertram Twp.
Latchford Twp.
Falconer Twp.
Scollard Twp.
Thistle Twp.
McLaren Twp.
Gladman Twp.
Hammell Twp.
Osborne Twp.
Lyman Twp.
Notman Twp.
Stewart Twp.
Grant Twp.
Charlton Twp.
Blyth Twp.
Pedley Twp.
Beaucage Twp.
Commanda Twp.
Widdifield Twp.
Kenny Twp.
Gooderham Twp.
La Salle Twp.
Hwy 805
River Valley
L.R. 10
LEGEND
Geology
Sudbury Intrusive Complex
Nipissing Diabase
River Valley Intrusion
Gabbro Equivalent of Nipissing Diabase
Metamorphosed Gabbro
Grenville Front
Historic Cu-Ni Mineral Occurrences
Pacific North West /Anglo Platinum Mineralized Zones
Mustang/Impala Mineralized Zones
Mustang North Grid Drill Hole (2001)
PTG Exploration Target (2001)
Property
Platinum Group Metals Ltd. (with perimeter)
Platinum Group Metals Ltd. /Norcal Resources Ltd.
Beaumont Property Location
Brady-Beaumont Property
Overall Drawing Perimeter
SCALE 1:1,000,000
KILOMETERS
SCALE 1:200,000
8.0 0.0 8.0 10.0 16.0
KILOMETERS
PLATINUM GROUP METALS LTD.
SUDBURY MINING DISTRICT, ONTARIO
Figure 1
Regional Geology and Property Location Map
SCALE 1:200,000
DATE MAY 2000
EDITED DEC. 12, 2001
GEOLOGIST D. GORC
DRAWN BY R. McGREEVY
DWG See at Left



LEGEND
PTG Claim
River, Stream or Lake; Marsh
Topo Contour
(10m Interval)
5000m, 1000m spacing
(NAD 27 Grid)
Lat/Long Meridian
Township Bdy
Road, Rail,
Accessway, Trail
Outcrop
Gneiss–Mylonite
Igneous Layering
Foliation (Vertical, Inclined)
RVI Contact Tectonic
Fault
Breccia
Sample Site
Geological Contact
Axis of Mag High
Pegmatite
Alkali Granite
Diabase Dyke
Magnetite Diabase–Gabbro
Pyroxenite–Websterite
Anorthosite–Leucogabbro
Gabbronorite
Olivine Gabbronorite
Gabbro–Melanogabbro
Paragneiss
River
Valley
Suite
1244349
1244348
Davis Township
Loughrin Township
1237064
1229480
1229185
1226281
1225730
1229481
1236706
1236703
1236704
Grassy Lake
5,164,000N
5,163,000N
5,162,000N
5,161,000N
PLATINUM GROUP METALS LTD.
SUDBURY MINING DISTRICT, ONTARIO
Figure 2
Geology Map
North Loughrin
Property
SCALE 1:10,000
250 0 250 500 750
METERS
SCALE 1:10,000
DATE NOVEMBER 2001
EDITED DEC. 12, 2001
GEOLOGIST W. HANYCH
DRAWN BY R. McGREEVY



LEGEND
PTG Claim
River, Stream or Lake
Topo Contour (10m interval)
5000m, 1000m spacing (NAD 27 Grid)
Lat/Long Meridian
Township Bdy
Road, Accessway, Trail, Railroad
Rock Sample with Sample Number
GEOLOGY
Outcrop
Geological Contact
Strike and Dip (Vertical, Inclined)
Fault
Precambrian
Proterozoic
Mafic Intrusive Rocks
Diabase (Keweenan)
9 Olivine Diabase
Intrusive Contact
Nipissing Diabase
8a Quartz Gabbro (hornblende only)
Intrusive Contact
Huronian Supergroup
Cobalt Group
Gowganda Formation
6 6a Argillite and siltstone
6b Pebbly mudstone
6c Sandstone (greywacke, arkose)
Unconformity
Quirke Lake Group
Bruce Formation
5 Massive conglomerate with local bedding
Unconformity
Archean
Felsic Intrusive Rocks
Granitic Rocks
2a 2a Pink and grey albite quartz monzonite, albite syenodiorite, quartz diorite, albite granodiorite, albite trondhjemite and granite with pegmatites
Post Lake
Sweeny Twp.
Beaumont Twp.
Graveyard Lake
Drift, sand and gravel
Limit of Geological Mapping
SCALE 1:20,000
0.5 0.0 0.5 1.0 1.5
KILOMETERS
PLATINUM GROUP METALS LTD.
SUDBURY MINING DIVISION, ONTARIO
Beaumont Township
Beaumont Property
Figure 3
Geology Map
Beaumont Property
DATE DECEMBER 2001
REVISED DEC. 11, 2001

LOGISTICS AND INTERPRETATION REPORT

on

MAGNETIC, ELECTROMAGNETIC and INDUCED POLARIZATION SURVEYS

RUTLEDGE LAKE PROPERTY

Latitude 61°41″N, Longitude 110°50″W
N.T.S. 75E / 10
Northwest Territories, Canada

PLATINUM GROUP METALS LTD.

Vancouver, B.C.

Canada

Survey by

SJ GEOPHYSICS LTD.

Report by

S.J.V. CONSULTANTS LTD.

E. Trent Pezzot, Geophysicist.

Survey Date: March 6 – 25, 2001
Report Date: May 30, 2001

TABLE OF CONTENTS

<u>List of Plates</u>:- Figures are located in the text of the report. Plates are located in map pockets at the back of the report.

1 SUMMARY

During the spring of 2001, SJ Geophysics Ltd. conducted a program of magnetic, MaxMin EM and IP surveying across two grids on Platinum Group Metals Ltds.' Rutledge Lake property in the N.W.T. The surveys were designed to locate and delineate conductive targets identified on an airborne EM survey.

Excellent correlation was observed between the three geophysical techniques. All four conductors were located and identified by the MaxMin survey as near surface, plate-like bodies. All conductors are associated with a high susceptibility unit, likely a magnetite rich facies of massive sulphide. Induced polarization tests were run over two conductors. In both cases the results suggest the near surface conductors may be related to large accumulations of metallic mineralization at depth. Weaker EM and magnetic responses appear to be mapping geological contacts in the area.

Preliminary field interpretation of the geophysical results were used to select drill targets. The results of this drilling were not available at the time of this report.

2 INTRODUCTION

This report describes the logistics and interpretation of geophysical surveys performed on two grids on the Rutledge Lake property by a crew of SJ Geophysics Ltd. for Platinum Group Metals Ltd. (PTG) during March, 2001. The objectives of the work were to test the effectiveness of ground magnetic, horizontal loop EM (MaxMin), and Induced Polarization (IP) techniques in detailing and possibly enriching the understanding of the nature of selected airborne EM anomalies.

Preliminary results of the geophysical surveys were immediately used for targeting during a drilling project that started on the last day of geophysical field work. Following the return of the field crew to Vancouver, full scale maps with survey results were prepared at the SJ Geophysics office. More advanced inversion of the IP observations was performed in preparation for correlation with drilling results. At the time of writing of this report drilling logs are still being compiled. A more advanced interpretation of geophysical data will be possible after the correlation with drilling results.

Preliminary data presentation and interpretation of HLEM surveys done in the field camp were plotted in a letter size format. Full-scale maps are attached in the back pocket of the report. Preliminary presentation of results was done with an idealized survey grid. On the final maps the survey grids were corrected to the coordinates of line ends recorded with a hand held GPS. The inherent inaccuracies of hand held GPS units might be distorting the grids to a small extent.

This report is meant to be an addendum to a more complete report, and thus location maps, comprehensive description of geology and previous exploration work are treated only briefly, or not included.

3 LOCATION AND ACCESS

The Rutledge Lake property is located in the Northwest Territories approximately 120 miles south east of Yellowknife. Flight from Yellowknife to the camp on an island on the lake takes about one hour (Figure 1). Snowmobiles were used for accessing two survey grids: the conductor 10 area to the north and conductor 5 area 14 km south of the camp. The location of survey grids relative to the camp is shown on Figure 2. Layout of the two grids is presented with all survey results.



Yellownife
RUTLEDGE LAKE PROJECT
NORTHWEST TERRITORIES
60° N
ALBERTA
SASKATCHEWAN
Edmonton
Platinum Group Metals Limited
RUTLEDGE LAKE PROPERTY, NWT
LOCATION MAP

Figure 1


61°45'
110°50'
61°40'
61°35'
Site#1
DDH-8 Holes
Site#2
DDH-1 Hole
2.2 km
1.5 km
CAMP
Rutledge Lake
13.2 km
Lodge
Lodge
Site#3
DDH-1 Hole
0 1 2 3 4 5 km
Rutledge Lake Property N.W.T.
Platinum Group Metals Ltd.

Figure 2

4 FIELD WORK AND INSTRUMENTATION

Fred Kaiser, technician, and Andrew Rybaltowski, geophysicist, of SJ Geophysics Ltd. arrived at Rutledge camp on March 6, 2001. The field surveys commenced on March 8 and were terminated in the afternoon on the day of departure from the camp on March 25.

Four line cutters employed by PTG started to establish survey grids on March 7. Two of the line cutters were helping during the IP line preparation and surveys. Throughout the geophysical program the choice of survey method for a given day was dictated by progress in establishing the survey grids. Table 1 (Appendix 2) presents time distribution and daily volumes of work.

4.1 Magnetic Survey

The magnetic survey was performed with GSM-19 overhauser effect magnetometers employed both as a field unit and the base station. Observations of the scalar value of the total magnetic field at 12.5 meter stations were recorded along lines during the magnetic survey.

A cold spell during the first days of the magnetic survey combined with a high wind chill factor resulted in consecutive failure of two magnetometers serving as the base station. The magnetic observations obtained during questionable quality of base station readings were repeated. Fast cycling of the base station, required for synchronous readings of base station and field unit, was abandoned as impractical in the severe cold conditions. An increase of a base station reading interval from 3 to 10 seconds did not have any negative impact on quality of the diurnal reductions.

Processing of magnetic data consisted of introducing diurnal corrections to the recorded readings and presenting the observations in the form of profile plots and grid image maps.

4.2 Horizontal Loop EM Survey

The horizontal loop EM survey was performed with MaxMin 1-10 equipped with a MaxMin Computer, MMC, automated recording unit. A transmitter – receiver coil separation of 100 meters was used consistently throughout the survey. HLEM observations consisted of the In Phase and Quadrature components of the secondary field as a percent of the primary field for each of the recorded frequencies. The station interval for the MaxMin readings was 25 meters on both survey grids.

An initial test of the EM response was done on lines 400N and 450N on the northern grid, conductor 10 area. During this test, the response for seven frequencies was recorded. Based on these results, four frequencies: 220Hz, 1760Hz, 7040Hz and 14080Hz, were selected and recorded during the remainder of the survey. Preliminary field presentation of the HLEM data was produced for the 1760Hz signal. Scaled plots include all recorded frequencies.

Topographic variations were negligible therefore no slope corrections were applied to the EM readings. Aside from slowing down the LCD display, low temperatures had no influence on the EM survey.

4.3 Induced Polarization Survey

A VIP 3000 transmitter by IRIS Instruments and Scintrex IPR12 receiver were used during for the IP survey. The transmitter was powered from a 4500W/220V motor generator. Stainless steel electrodes and long galvanized timber nails were used as current and potential electrodes. An expander type Pole-Dipole electrode array with six dipoles recorded at each station was chosen for the survey. The above array assures reliable, high quality readings and good depth of penetration in poor grounding conditions.

The IP survey was done in the Time Domain Mode, with the transmitter sending a square wave at 1/8Hz. The following physical parameters were recorded during the IP/Resistivity survey for each receiving dipole: voltage (used for resistivity calculation), polarizabilities for ten time windows, Total Chargeability (Scintrex), Custom Window Chargeability and Cole-Cole parameters.

The IPR12 calculates Total Chargeability as a sum and not a time weighted average of time windows. An average chargeability (Mx), integrated from 80ms to 1480ms was calculated in the set custom window and used for the IP data presentation.

The first IP attempt was done over part of line 450N on the northern survey grid, conductor 10 area. Poor electric contacts of electrodes with the ground and extreme cold conditions are to blame for a difficult start to the IP survey. A mixture of drilling mud and brine was required to lower the contact resistivities on land stations. On the lake there were no problems with contact resistivities due to presence of lake bottom sediments. Yet, both on the land and on the lake, a significant time was spent to establish good electrode contact. Drilling of holes through the ice was done with a power auger.

Planting of current electrodes on L450N was very time consuming due to a lack of topsoil over the glacier scraped bedrock. Following the first unsuccessful survey attempt with the Pole-Dipole array, a segment of L450N encompassing the showing with high Pt values was surveyed with a center gradient array which required the planting of the current stakes only once.

Two other IP lines, 700N on the northern grid and 350N on the southern grid, were located entirely on the lake and on both lines the Pole-Dipole array was used. On Line 700N the initial size of the receiver dipole was 25 meters. To increase depth of penetration on L350N a receiver dipole of 50 meters was used. Station separation in both instances equals the size of receiver dipole.

5 DATA PRESENTATION

The geophysical data from this survey are displayed in four formats, as indicated below. These data are presented as hard copy maps in pockets at the end of this report. Separate maps have been prepared for the two survey grids. Digital files of the data and maps have also been prepared and presented to the client in AutoCad format.

5.1 Contour Maps

Colour contour maps of the magnetic data were produced at a scale of 1:5,000. All data are positioned using NAD 27, Zone 12N, UTM co-ordinates.

5.2 Stacked Profiles

Stacked profile maps of the magnetic and MaxMin data (inphase and quadrature components for all 4 frequencies) were also produced at a scale of 1:5,000.

5.3 Cross Sections

Pseudosections and interpreted (inverted) depthsections displaying the resistivity and chargeability data are presented as colour contoured images in Appendix 4 of the report. Insufficient data was gathered to represent these data as plan contour maps.

5.4 Compilation Plan Map

Compilation Plan Maps showing the interpreted geophysical responses are presented at a 1:5,000 scale.

6 GEOPHYSICAL TECHNIQUES

6.1 Magnetic Survey Method

Magnetic intensity measurements are taken along survey traverses (normally on a regular grid) and are used to identify metallic mineralization that is related to magnetic materials (normally magnetite and/or pyrrhotite). Magnetic data are also used as a mapping tool to distinguish rock types, identify faults, bedding, structure and alteration zones. Line and station intervals are usually determined by the size and depth of the exploration targets.

The magnetic field has both an amplitude and a direction and instrumentation is available to measure both components. The most common technique used in mineral exploration (which was used on this project) is to measure just the amplitude component using a proton precession magnetometer. The instrument digitally records the survey line, station, total magnetic field and time of day at each station. This information is typically downloaded to a computer at the end of each day for archiving and further processing.

The earth's magnetic field is continually changing (diurnal variations) and field measurements must be adjusted for these variations. The most accurate technique is to establish a stationary base station magnetometer that continually monitors and records the magnetic field for the duration of the survey. The base station and field magnetometers are synchronized on the basis of time and computer software is used to correct the field data for the diurnal variations.

6.2 MaxMin - Horizontal Loop EM Method

A wide variety of electromagnetic techniques are used to map conductivity variations within the earth. Electromagnetic techniques operate in either the frequency or time domains. In either instance, a time varying magnetic field is established by passing an electrical current through a coil or very long wire. This primary field will generate eddy currents in a conductive medium. These eddy currents will in turn generate a secondary EM field which is diagnostic of the electrical characteristics of the conductive medium excited by the primary field. A wide range of frequencies and coil configurations are available, each with advantages and disadvantages with respect to the geometry and attitude of the conductors.

The MaxMin is a frequency domain EM system where the primary field is established by sending an alternating current through a coil of wire. The receiver measures both the inphase and quadrature (out-of-phase) components of the resultant field. A cable connecting the transmitter and receiver provides specifications of the primary field, which is subtracted from the measured field to yield amplitudes of the secondary field, expressed as a percentage of the primary. In the horizontal loop mode, the transmitter and receiver coils are horizontal and kept at a fixed distance apart.

Characteristics of the maxmin profiles are determined by two main factors: the geometry and attitude of the conductive source and the geometry of the receiver and transmitter coils. In the horizontal coplanar configuration, a conductive response to a vertically oriented plate-like body typically appears as a negative peak, flanked by two lower amplitude positive shoulders ~ 1.3 x the coil separation apart.

A suite of Slingram (horizontal loop) anomalies has been compiled based on small scale model measurements. By comparing field results to these type curves a quantitative analysis of shape, orientation, depth and conductivity thickness characteristics of the conductor can be determined.

A qualitative interpretation of the conductor can be determined from an inspection of these profile characteristics. The relative amplitudes of the inphase and quadrature components are indicative of the conductivity thickness of the source. The relative amplitude of the response at different frequencies is a measure of the conductivity. The asymmetry of the shoulders is a measure dip of the source. Depth to the source can be estimated from the amplitude of a response but is more accurately determined by comparing the results between profiles using different coil separations. As a general guideline, this system will detect a vertically oriented plate to a depth of ~ 0.7 x the coil separation and a flat-lying plate to a depth of ~ 0.6 x the coil separation. Absolute measurements of a conductive half-space can be made to a depth of ~ 1.5 x the coil separation.


222 Hz
IP/OP = 1·12
σ. t = 39 mhos
444 Hz
IP/OP = 1·87
σ. t = 32 mhos
888 Hz
IP/OP = 2·59
σ. t = 24 mhos
+20
+10
0%
1777 Hz
IP/OP = 3·61
σ. t = 19 mhos
-20
Northwestern Quebec
6S
4S
2S
0
2N
4N
Tx
400 ft
122 m
Rx
L-4W
0 ft
Clay
-100
-200
No cpy in this section
only py and sph
Massive fine grained by zone
containing economical amounts
of Zn and Cu.
About 85% total sulphides

6.3 IP Method

The time domain IP technique energizes the ground surface with an alternating square wave pulse via a pair of current electrodes. On most surveys the IP/Resistivity measurements are made on a regular grid of stations along survey lines.

After the transmitter (Tx) pulse has been transmitted into the ground via the current electrodes, the IP effect is measured as a time diminishing voltage at the receiver electrodes. The IP effect is a measure of the amount of IP polarizable materials in the subsurface rock. Under ideal circumstances, IP chargeability responses are a measure of the amount of disseminated metallic sulfides in the subsurface rocks.

Unfortunately, there are other rock materials that give rise to IP effects, including some graphitic rocks, clays and some metamorphic rocks (serpentinite for example) so, that from a geological point of view, IP responses are almost never uniquely interpretable. Because of the non-uniqueness of geophysical measurements it is always prudent to incorporate other data sets to assist in interpretation.

Also, from the IP measurements, the apparent (bulk) resistivity of the ground is calculated from the input current and the measured primary voltage.

IP/resistivity measurements are generally considered to be repeatable to within about five percent. However, they will exceed that if field conditions change due to variable water content or variable electrode contact.

IP/resistivity measurements are influenced, to a large degree, by the rock materials nearest the surface (or, more precisely, nearest the measuring electrodes), and the interpretation of the traditional pseudosection presentation of IP data in the past have often been uncertain. This is because stronger responses that are located near surface could mask a weaker one that is located at depth.

"Inversion" programs have recently become available that allow a more definitive interpretation, although the process remains subjective.

The purpose of the inversion process is to convert surface IP/Resistivity measurements into a realistic "Interpreted Depth Section." However, note that the term is left in quotation marks. The use of the inversion routine is a subjective one because the input into the inversion routine calls for a number of user selectable variables whose adjustment can greatly influence the output. The output from the inversion routines do assist in providing a more reliable interpretation of IP/Resistivity data, however, they are relatively new to the exploration industry and are, to some degree, still in the experimental stage.

The inversion programs are generally applied iteratively to, 1) evaluate the output with regard to what is geologically known, 2) to estimate the depth of detection, and 3) to determine the viability of specific measurements.

The Inversion Program (DCINV2D) used by the SJ Geophysical Group was developed by a consortium of major mining companies under the auspices of the UBC-Geophysical Inversion Facility. It solves two inverse problems. The DC potentials are first inverted to recover the spatial distribution of electrical resistivities, and, secondly, the chargeability data (IP) are inverted to recover the spatial distribution of IP polarizable particles in the rocks.

The Interpreted Depth Section maps represent the cross sectional distribution of polarizable materials, in the case of IP effect, and the cross sectional distribution of the resistivities, in the case of the resistivity parameter.

7 INTERPRETATION

7.1 Northern Grid – Conductor 10 Area

The northern grid is comprised of a N35^{0}E trending baseline with perpendicular cross lines spaced at 50 and 100 meter intervals. The grid was established to cover two airborne EM defined conductors: conductor 10, from ~ 600N to 200N and conductor 10a, from ~ 700S to 1100S. Magnetic and MaxMin data was gathered across 19 of these lines, from 1100S to 875N. Pole-Dipole IP data was gathered across line 700N. Gradient IP data was gathered across line 450N. Excellent correlation is observed between the three geophysical techniques.

Magnetic data is presented in stacked profile format as Plate GN-1A and colour contour format as Plate GN-1B. MaxMin data is presented in stacked profile format for the inphase and quadrature components as Plates GN-2A and GN-2B respectively. The IP data is presented in coloured pseudosections and interpreted depthsections in Appendix 4. The anomalies discussed below are illustrated on the compilation map, Plate GN – 3.

7.1.1 Magnetic

Two types of anomalous magnetic responses are observed on this grid. The more dominant is a narrow, high amplitude response that is most clearly evident on the stacked profile map. The second is a subtle shift in the background magnetic intensity and is more clearly seen on the colour contour display.

Three occurrences of the narrow, high amplitude anomalies are noted and labelled as M-1 to M-3 on the compilation map. M-1 coincides with conductor 10 and forms a narrow, high lineation extending from 650N/25E to 350N/12.5E. It exhibits the characteristics of a near vertical, dyke like body and likely outcrops or approaches to within 10 metres of the surface. This 300 metre long anomaly terminates abruptly at its' northern end but gradually fades to the south. M-2 appears as a single station magnetic high, located at coordinates 450N / 250W. This anomaly coincides with a broad, low amplitude magnetic high that trends ~ N45^{0}E from 300N / 300W to 500N / 225W. M-3 is also a near surface feature, located to the east of conductor 10a and extending from 800S / 25W to 1100S / 25E. This response is highly variable between lines, appearing as a single, 700 nT peak on line 800S and a 5000 nT dipole response 100 metres to the south on line 900S. The profile responses along this trend exhibit negative lobes, indicating the source material has a limited depth extent. These responses likely reflect a series of separated, high susceptibility bodies as opposed to a continuous, dyke like body interpreted along trend M-1.

There are a couple of subtle shifts in the background magnetic intensity noted across this grid. These can be correlated from line to line and could be mapping north-easterly striking geological contacts. Two such lineations are highlighted on the compilation map. Trend M-4a extends from 875N / 50W to 100S / 0W and skirts the eastern flank of anomaly M-1. Trend M-4b extends from 550N / 300E to 300N / 350E and is open along strike in both directions.

7.1.2 MaxMin

Two anomalous MaxMin trends, indicative of conductive, plate-like bodies are mapped on this grid and both are coincident with magnetic anomalies. Trend C-1 extends from line 700N / 37.5W to 100N / 37.5E, coinciding with M-1. Trend C-2 extends from 700S / 50W to 1100S / 0W, coinciding with M-2. These EM anomalies could be caused by a single, plate like body or multiple, closely spaced plates. They exhibit slightly longer strike extent than the magnetic trends but in both instances, higher conductivity thickness segments of the conductors coincide with the highest magnetic amplitudes. Both EM anomalies appear to be close to the surface, likely within 20-30 metres. The northern anomaly, C-1, is clearly a near-vertically oriented body. The southern anomaly, C-2, is not as well defined and appears to be broken up in a similar manner to the magnetic response.

7.1.3 IP

A gradient array IP survey was conducted on line 450N, extending from station 175W to 100E. Both chargeability and apparent resistivity components outline four distinct zones.

- west of station 150W is characterized by low chargeability and low resistivity.
- 150W to 50W is characterized by high chargeability and high resistivity.
- 50W to 50E is similar to the western end of the line but with lower resistivities.
- East of station 50E is characterized by high resistivity and high chargeability.

A small localized high chargeability anomaly is detected near station 12.5W. This target lies immediately west of the high magnetic response M1, within the low resistivity zone mapped by the MaxMin technique.

A pole-dipole array IP survey was conducted on line 700N, extending from station 250W to 125E. A similar zonation to the that observed on the gradient array data was noted however the responses are better defined with depth. Two anomalous zones are noted on this line. The first is a localized chargeability high, centred near station 25W at a depth of ~25 metres. This anomaly appears to be located within a near vertically oriented low resistivity zone which complements the magnetic and MaxMin interpretations. A second, larger high chargeability zone is mapped ~ 65 metres below station 150W. This target appears to be capped by a low resistivity zone. This later anomaly is too deep to have been detected by the MaxMin array used.

7.2 Southern Grid – Conductor 5 Area

The southern grid is comprised of a N05^{0}E trending baseline with perpendicular cross lines spaced at 50 and 100 meter intervals. The grid was established to cover airborne EM defined conductors 5a and 5b. Magnetic and MaxMin data was gathered across 18 of these lines, from 0N to 1400N. Pole-Dipole IP data was gathered across line 350N. As noted on the northern grid, excellent correlation between the three geophysical techniques has been noted.

Magnetic data is presented in stacked profile format as Plate GS-1A and colour contour format as Plate GS-1B. MaxMin data is presented in stacked profile format for the inphase and quadrature components as Plates GS-2A and GS-2B respectively. The IP data is presented in coloured pseudosections and interpreted depthsections in Appendix 4. The anomalies discussed below are illustrated on the compilation map, Plate GS – 3.

7.2.1 Magnetic

Similar types of responses to those observed on the northern grid are mapped in this area. The magnetic data is dominated by several high amplitude responses that form northerly trending lineations and lower amplitude background variations appear to be delineating geological units. Many of the weaker background variations are associated with weak MaxMin responses.

The most clearly defined magnetic lineation (M-5) extends from 1000N / 75W to 550N / 12.5W and appears as a narrow, strong (500 – 4500 nT) high. Unlike the trends on the northern grid, this response exhibits negative shoulders, indicating that the source probably has a limited depth extent. This linear appears to be disrupted in the vicinity of line 700N, possibly indicating the presence of a north-westerly trending fault.

A lower amplitude lineation (M-6) is mapped from line 400N / 112.5W to 100N / 50W. A weaker and wider magnetic lineation (M-7) parallels M-6, some 130 metres to the east and south. Several magnetic anomalies are noted in the area between M-5 and M-6 suggesting complex structures, possibly fault controlled.

7.2.2 MaxMin

Seven conductivity lineations (C-3 to C-9) are mapped on the southern grid. In several areas these anomalies are closely spaced and interfere with each other. All are associated with magnetic lineations. Two of these anomalies (C-5 and C-6) are very well defined, exhibiting high conductivies and are interpreted as discrete, plate like bodies. The remainder are lower amplitude and observed in the higher frequencies only and are more likely indicative of geological contacts or weakly conductive overburden / lake bottom layers.

C-3 and C-4 are located on the three northern lines, 1200N to 1400N. They lie along the flanks of a weak magnetic high and are interpreted as reflecting geological contacts.

C-5 coincides with airborne conductor 5b, extending from 1100N / 100W to 450N / 25E. It also coincides with magnetic lineation M-5. It is typical of a near surface, highly conductive, plate-like body. On several lines, the profiles suggest the source has a significant width, or is comprised of multiple, closely spaced plates. As noted in the magnetic data, this conductor is disrupted in the vicinity of line 700N.

C-6 coincides with airborne conductor 5a, extending from 400N / 100W to 0N / 25W. It also coincides with magnetic lineation M-6. This is the only conductor noted on both grids where there is a negligible quadrature response. It is also anomalous in there is very little change noted between the various frequencies. These characteristics suggest this anomaly is more conductive than the others mapped in the area. Another less likely possibility is that there may be a highly conductive overburden layer present.

Conductor C-7 parallels C-5 some 150 metres to the east. It roughly coincides with a weak magnetic high but the response is generally merged with conductor C-8 and is poorly defined. This trend appears to be related to a geological contact.

Conductor C-8 is a weak response extending from 1100N / 250E to 0N / 200E and open along strike in both directions. It loosely correlates with a weak magnetic gradient and is likely tracing a geological contact. The southern segment of this conductor coincides with magnetic trend M-7.

Conductor C-9 is located in the southeast corner of the grid at 0N / 650E. It is associated with a weak magnetic inflection and may be reflecting a geological contact.

7.2.3 IP

A pole-dipole array IP survey was conducted on line 350N, extending from station 550W to 400E. Both the resistivity and chargeability data suggest a geological contact is located in the vicinity of station 125W, separating high chargeability and high resistivity values to the west from lower chargeability and resistivity values to the east. An anomalous chargeability high is interpreted between stations 300W to 175W at a depth of ~ 100 metres. This anomaly is located immediately west of the MaxMin defined conductor C-6. This chargeability anomaly is too deep to have been detected by the MaxMin array used.

8 CONCLUSIONS & RECOMMENDATIONS

Excellent correlation was observed between the three geophysical techniques used. The four airborne conductors were located and delineated with the MaxMin system. It all cases, the conductive bodies are associated with narrow, high amplitude magnetic responses.

The small amount of IP testing suggests there may be larger concentrations of metallic mineralization at depth in the vicinity of the EM defined near surface conductors.

Drill targets were selected on the field interpretation of the geophysical data however the results have not been made available to the author. A more detailed interpretation, including type curve matching of the MaxMin data and modelling of the magnetic lineations should be undertaken once drill logs are available.

Respectfully submitted,

Per S.J.V. Consultants Ltd.

E. Trent Pezzot, B.Sc., P.Geo,

Geophysics, Geology

Date Signed: ____________________, 2001

9 Appendix 1 – Statement of Qualifications – E. Trent Pezzot

I, E. Trent Pezzot, of the city of Surrey, Province of British Columbia, hereby certify that:

1) I graduated from the University of British Columbia in 1974 with a B.Sc. degree in the combined Honours Geology and Geophysics program.

2) I have practised my profession continuously from that date.

3) I am a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

4) I have no interest in Platinum Group Metals Ltd. or any of their subsidiaries or related companies, nor do I expect to receive any.

Signed by: ____________________

E. Trent Pezzot, B.Sc., P.Geo.

Geophysicist/Geologist

10 Appendix 2: Time / Production Sheets

Table 1: time distribution and daily production

Date	Logistics	Grid	Line	Series	Start sta	End Sta.	MaxMin	IP Total	mag tot
6-Mar-01	mob								
7-Mar-01	setup								
8-Mar-01	prod mm	N	400	N	-600	500	1100		
			450		-600	500	1100		
9-Mar-01	prod mm	N	300	N	-600	500	1100		
			350		0	500	500		
			500		-600	0	600		
10-Mar-01	prod mm	N	875	N	-400	125	525		
			800		-325	150	475		
			700		-300	200	500		
			600		-100	200	300		
			550		-100	250	350		
			500		-600	75	675		
			200		-200	250	450		
			100		-200	250	450		
11-Mar-01	ip-setup								
	prod mag		875	N	-400	125			525
			800		-325	150			475
			700		-300	200			500
			600		-100	200			300
			550		-100	250			350
			500		-600	75			675
			200		-200	250			450
			100		-200	250			450
12-Mar-01	test Ip		450	N	-250	-50		200	
13-Mar-01	prod mm		100	S	-400	350	750		
			400		-350	150	500		
			700		-350	150	500		
			800		-350	150	500		
			900		-350	225	525		
			1000		-350	150	500		
			1100		-350	200	550		
14-Mar-01	mag & data processing	N	100	S	-400	350			750

Date	Logistics	Grid	Line	Series	Start sta	End Sta.	MaxMin	IP Total	mag tot
			400		-350	150			500
			700		-350	150			500
			800		-350	150			500
			900		-350	225			525
			1000		-350	150			500
			1100		-350	200			550
15-Mar-01	MaxMin	S	0	N	-350	100	450		
16-Mar-01	MaxMin	S	0	N	-350	800	1150		
			100		-350	800	1150		
			200		-350	400	750		
			300		-350	400	750		
			350		-350	100	450		
17-Mar-01	MaxMin	S	400		-350	400	750		
			450	N	-350	150	500		
			500		-350	400	750		
			550		-350	150	500		
			600		-350	425	775		
			700		-350	400	750		
			800		-350	425	775		
18-Mar-01	MaxMin		900	N	-350	400	750		
			1000		-350	400	750		
			1100		-350	400	750		
			1200		-350	150	500		
			1300		-350	150	500		
			1400		-350	150	500		
19-Mar-01	Mag	S	0	N	-350	800			1150
			100		-350	800			1150
			200		-350	400			750
			300		-350	400			750
			350		-350	100			450
20-Mar	Mag	S	400		-350	400			750
			450	N	-350	150			500
			500		-350	400			750
			550		-350	150			500
			600		-350	425			775
			700		-350	400			750
			800		-350	425			775
			900	N	-350	400			750

Date	Logistics	Grid	Line	Series	Start sta	End Sta.	MaxMin	IP Total	mag tot
			1000		-350	400			750
			1100		-350	400			750
			1200		-350	150			500
			1300		-350	150			500
			1400		-350	150			500
21-Mar	IP	N	450	N	-250	175		425	
22-Mar	IP	N	700	N	-250	125		375	
23-Mar	IP	S	350	N	-550	-200		350	
24-Mar	IP	S	350	N	-200	400		600	
	Mag	S	0	N	-350	800			1150
			100		-350	800			1150
			200		-350	400			750
			300		-350	400			750
			350		-350	100			450
			400		-350	400			750
			450		-350	150			500
			500		-350	400			750
			550		-350	150			500
			600		-350	425			775
			700		-350	400			750
			800		-350	425			775
25-Mar	Mag	S	900	N	-350	400			750
			1000		-350	400			750
			1100		-350	400			750
			1200		-350	150			500
			1300		-350	150			500
			1400		-350	150			500

11 Appendix 3: Instrument Specifications

11.1 GSM-19 MAGNETOMETER / GRADIOMETER

Resolution: 0.01 nT, magnetic field and gradient

Accuracy: 0.2 nT over operating range

Gradient Tolerance: up to 5000 nT/metre

Operating Interval: 4 seconds minimum, faster optional.

Reading: Initiated by keyboard depression, external trigger or carriage return via RS-232C.

Input/Output: 6 Pin weatherproof connector, RS-232C, and optional analog output.

Power Requirements: 12v 300 mA peak(during polarization), 35 mA standby, 600 mA peak in gradiometer

Power Source: Internal 12v, 1.9ah sealed lead-acid battery standard, other optional. External 12v power source can be used.

Battery Charger: Input: 110/220 VAC, 50/60 Hz and/or 12VDC. Output: 12v dual level charging.

Operating Ranges: Temperature: -40o C to +600 C

Battery Voltage: 10v min. to 15v max.

Dimensions: Console: 223 x 69 x 240 mm.
Sensor staff: 4 x 450 mm sections.
Sensor: 170 x 71 mm diameter.

Weights: Weight: Console: 2.1 kg.
Staff: 0.9 kg.
Sensor: 1.1 kg each.

11.2 MAXMIN I-10 ELECTROMAGNETIC SYSTEM SPECIFICATIONS

FREQUENCIES: 110, 220, 440, 880, 1760, 3520, 7040, 14080, 28160 and 56320 Hz.

COIL SEPARATIONS: SET N0.1: 12.5. 25, 50, 75, 100, 125, 150, 200, 250, 300 and 400 metres (the standard set).
SET NO. 2: 10, 20, 40, 60, 80. 100, 120, 160. 200. 240 and 320 metres (selected with grid switch in receiver).
SET N0.3: 50, 100, 200, 300, 400, 500, 600, 800, 1000, 1200 and 1600 feet (selected with grid switch in receiver).

TRANSMITTER DIPOLE MOMENTS:		
	110 Hz: 200 Atm2	3520 Hz: 80 Atm2
	220 Hz: 190 Atm2	7040 Hz: 40 Atm2
	440 Hz: 170 Atm2	14080 Hz: 20 Atm2
	880 Hz: 140 Atm2	28160 Hz: 10 Atm2
	1760Hz:110 Atm2	56320 Hz: 5 Atm2

MODES OF OPERATION: MAX 1: Horizontal loop or slingram - transmitter and receiver coil planes horizontal and coplanar.
MAX 2: Vertical coplanar loop mode transmitter and receiver coil planes vertical and coplanar.
MIN 1: Perpendicular mode 1 - transmitter coil plane horizontal and receiver coil plane vertical.
MIN 2: Perpendicular mode 2 - transmitter coil plane vertical and receiver coil plane horizontal.

PARAMETERS MEASURED: In-phase and quadrature components of the secondary magnetic field, in % of primary field.

READOUTS: Analog direct edgewise meter readouts for in-phase, quadrature and tilt. Additional digital LCD readouts provided in the optional MMC computer. Interfacing and controls are provided for ready plug-in of the MMC.

RANGES OF READOUTS- Switch activated analog in-phase and quadrature scales: 0±4%,0±20% and 0±100%, and digital 0±99.9 % autorange with optional MMC. Analog tilt 0±75% and 0±99% grade with MMC.

RESOLUTION: Analog in-phase and quadrature 0.1 to 1 % of primary field, depending on scale used, digital 0.01 % with autoranging MMC; tilt 1 % grade.

REPEATABILITY: 0.01 to 1 % of primary field, typical, depending on frequency, coil separation and conditions.

SIGNAL FILTERING: Powerline comb filter, continuous spheric noise clipping, autoadjusting time constant, and more.

WARNING LIGHTS: Receiver signal and reference warning lights to indicate potential error conditions.

SURVEY DEPTH PENETRATION: From surface down to 1.5 times coil separation for large horizontal target and 0./5 times coil separation for large vertical target, values typical.

REFERENCE CABLE: Lightweight unshielded 4/2 conductor teflon cable for maximum operating temperature range and for minimum pulling friction

INTERCOM: Voice communication link provided for operators via the reference cable.

TEMPERATURE RANGE: Minus 30 to plus 60 degrees Celsius, operating.

RECEIVER BATTERIES: Four standard 9 V - 0.6 Ah alkaline batteries. Life 25 hours continuous duty, less in cold weather. Optional 1.2 Ah extended life lithium batteries available (recommended for very cold weather).

TRANSMITTER BATTERIES: Standard rechargeable gel-type lead-acid 6 V -28 Ah batteries (4 x 6 V - 7.2 Ah) in nylon belt pack. Optionally rechargeable long life 6 V - 28 Ah nickel-cadmium batteries (20 x 1.2 V - 7 Ah) with ni-cad chargers - best choice for cold climates.

TRANSMITTER BATTERY CHARGERS: Lead acid battery charger: 7.3 V @ 2.8 A, Ni-cad battery charger: 2.8 A @ 8 V nominal output. Operation from 110-120 and 220-240 VAC, 50-60 Hz, and 12.15 VDC supplies.

RECEIVER WEIGHT: 8 Kg carrying weight (including the two ferrite cored antenna coils), 9 Kg with MMC computer.

TRANSMITTER WEIGHT: 16 Kg carrying weight.

SHIPPING WEIGHT: 60 Kg plus weight of reference cables at 3 Kg per 100 metre, plus optional items if any. Shipped in two aluminum lined field / shipping cases.

STANDARD SPARES: Spare transmitter battery pack, spare transmitter battery charger, two spare transmitter retractile connecting cords, spare set of receiver batteries.

OPTIONS AND ACCESSORIES, PLEASE SPECIFY:

- MMC, MaxMin Computer option
- Data interpretation and presentation programs
- Reference cables, lengths as required
- reference cable extension adapter
- Handheld inclinometer for rough terrain
- Receiver extended life lithium batteries
- Transmitter ni-cad battery & charger option
- Minimal, regular or extended spare parts kit

11.3 Scintrex IPR-12

Inputs:	Multiple inputs, allowing from one to eight simultaneous dipole measurements. Nine binding posts mounted in a single row for easy reversal of the connection of the dipole array.
Input Impedance:	16MΩ
Input Voltage Range:	50µV to 14V
Sum Vp2.. Vp8:	14V
SP Bucking Range:	±10V. Automatic, linear slope correction operating on a cycle by cycle basis.
Chargeability Range:	0 to 300mV/V
Tau Range:	2^{-14} to 2^{11}s
Reading Resolution of Vp, SP and M:	Vp - 10µV, SP - lmV, M - 0.01mV/V
Absolute Accuracy:	Better than 1%
Common Mode Rejection:	>100db
Vp Integration Time:	10% to 80% of the current on time.
IP Transient Program:	Total measuring time keyboard selectable at 1, 2, 4, 8, 16 or 32 seconds. Normally 14 windows except that the first four are not measured on the 1 second timing, the first three are not measured on the 2 second timing and the first is not measured on the 4 second timing. See, diagram in the Measurement and Calculation section. An additional transient slice of minimum 10ms width, and 10ms steps, with delay of at least 40ms is keyboard selectable.
User Selectable IP Transient Program:	The user is allowed to program the transient slice, widths of up to 14 slices. The minimum slice width is l0ms and initial delay cannot be less than 40ms. The user can choose to program less than 14 slices, however, the remaining slices must be initialized with 0ms. Programmed slices must be contiguous.
Transmitter Timing:	Equal on and off times with polarity reversal each half cycle. On/Off times keyboard selectable at 1, 2, 4, 8, 16, 32 s. Timing accuracy of transmitter better than ±100ppm required.

External Circuit Test:	All dipoles are measured individually in sequence, using a 10HZ square wave. Range is 0 to 2 MΩ with 0.1kΩ resolution. The resistance is displayed on the LCD and is also recorded.
Synchronization:	Self synchronizes on the signal received at a keyboard selected dipole. Time limited to avoid mistriggering.
Filtering.	RF filter, anti-aliasing filter, 10Hz 6 pole lowpass filter, statistical noise spike removal, linear drift correction, operating on a cycle by cycle basis.
Internal Test Generator.	SP = 1200mV, Vp = 807mV, M = 30.28mV/V
Analog Meter:	For monitoring input signals; switchable to any dipole via keyboard
Keyboard:	17 key keypad with direct access to the most frequently used functions.
Display:	16 line by 40 characters, 240 x 128 dot graphics liquid crystal display. Displays instrument status during and after the reading.
Display Heater:	Used in below -15°C operation. Thermostatically controlled. Requires separate rechargeable batteries for heater display only.
Memory Capacity:	Stores information for approximately 400 readings when 8 dipoles are used, more with fewer dipoles.
Real Time Clock:	Data is time stamped with year, month, day, hour, minute and second.
Digital Output:	Formatted serial data output to printer or computer etc. Data output in 7 or 8 bit ASCII, one start, stop bits, no parity format. Baud rate is keyboard selectable for standard rates between 300 baud and 57.6k Baud. Selectable carriage return delay to accommodate slow peripherals. Handshaking is done by X-on/X-off.
Standard Rechargeable Batteries:	Eight rechargeable Ni-Cad D cells. Supplied with a charger, suitable for 115/230V, 50 to 60Hz, 10W. More than 20 hours service at +25°C, more than 8 hours at -30°C.
Ancillary Rechargeable Batteries:	An additional eight rechargeable Ni-Cad D cells may be installed in the console along with the Standard Rechargeable Batteries. Used to power the Display Heater or as back up power. Supplied with a second charger. More than 6 hours service at -30°C.
Use of Non-Rechargeable Batteries:	Can be powered by D size Alcaline batteries, but rechargeable batteries are recommended for longer life and lower cost over time.

Field Wire Terminator:	Used to custom make cables for up to eight dipoles, using ordinary field wire.
Optional Multi-Conductor Cable Adapter:	When installed on the binding posts, permits connection of the Multidipole Potential Cables.
Operating and Storage: Temperature Range	-30°C to +50°C
Dimensions:	Console; 355 x 270 x 165mm Charger; 120 x 95 x 55mm
Weight:	Console; 5.8kg Standard or Ancillary Rechargeable Batteries; 1.3kg Charger; 1.1 kg

11.4 IRIS VIP-3000 IP Transmitter

OUTPUT RATINGS

Output power	: 3000 VA maximum.
Output voltage	:3000V maximum, auto voltage range selection.
Output cureent	: 20 ma to 5A, current regulated to better than 1 %.
Dipoles	: 9, push button selected.
Output connectors	: Uniclip connectors accept bare wire or plug of up to 4 mm diameter.
Waveforms	: see figure 4.1.
Fall times	: better than 1 msce in resistive load.
Time domain	: preprogrammed on and off times from 0.25 to 8 seconds, by factor of 2. Other cycles programmable by user. Automatic circuit opening in off time.
Frequency domain	: Preprogrammed frequencies from 0.0625 Hz to 4Hz, by factor of 2. Alternate or simultaneous transmission of two frequencies. Other frequencies programmable by user.
Time and frequency stability	: 0.01 % : 1 PPB optional

OTHER

Display	: Alphanumeric liquid crystal display.
Power source	: 175 to 270 VAC, 45-450 Hz, single phase.
Operating temperature	: -40 to +50o C.
Protection	: short circuit at 20 Ω, open loop at 60 000 Ω, thermal, input overvoltage and undervoltage.
Remote control	: full duplex RS232C, 300-19 200 bps.
Dimensions (h w d)	: 410 x 320 x 240 m
weight	: 16kg.

12 Appendix 4: Induced Polarization Pseudosections and Depthsections

This appendix contains the colour pseudosection and inverted depthsections for the IP test surveys completed on the Rutledge Lake grids.

- **North Grid – Line 450N.**
- **North Grid – Line 700N.**
- **South Grid - Line 350N**

North Grid – Line 450N


PGM
Rutledge Lake
IP/Resistivity Survey
L 450N
area conductor 10
Chargeability
0
-20
-40
-60
-150
-100
-50
0
50
100
37.2
33.8
31.4
28.8
27.8
27.3
26.6
26.1
25.5
24.9
24.3
23.6
22.6
20.6
10.7
Resistivity
9383.5
7092.5
6213.5
5637.1
5161.6
4801.4
4369.1
3951.3
3576.6
3274
2985.9
2524.8
2207.8
1833.1
666
Gradient electrode array

North Grid - Line 700N

Resistivity pseudosection


Potential : pole-dipole : 53 data
Observed Apparent Resistivity
-250
-187
-125
-62
0
63
125
X (m)
3181
1572
776.6
383.7
189.6
93.68
46.29

Resistivity Inversion


Resistivity Model
Depth (m)
0
42
83
125
-250
-187
-125
-62
0
63
125
X (m)
6731
2342
815.1
283.7
98.71
34.35
11.95
Ohm · m


Resistivity Model
Depth (m)
0
42
83
125
-250
-187
-125
-62
0
63
125
X (m)
4e+004
1.004e+004
2520
632.5
158.7
39.84
10
Ohm · m

North Grid - Line 700N

Chargeability pseudosection

Chargeability Inversion


Chargeability : pole-dipole : 53 data
Observed Apparent Chargeability
X (m)
Chargeability Model
Depth (m)
X (m)
Chargeability Model
Depth (m)
X (m)

South Grid - Line 350N

Resistivity pseudosection


Potential : pole-dipole : 89 data
Observed Apparent Resistivity
-550
-392
-233
-75
83
242
400
X (m)
1.95e+004
8475
3684
1602
696.2
302.7
131.6

Resistivity Inversion


Resistivity Model
Depth (m)
0
108
217
325
-550
-392
-233
-75
83
242
400
X (m)
4.166e+005
8.892e+004
1.898e+004
4052
864.9
184.6
39.41
Ohm · m


Resistivity Model
Depth (m)
0
108
217
325
-550
-392
-233
-75
83
242
400
X (m)
4e+004
1.004e+004
2520
632.5
158.7
39.84
10
Ohm · m

South Grid - Line 350N

Chargeability pseudosection


Chargeability : pole-dipole : 89 data
Observed Apparent Chargeability
0.0564
0.04756
0.03872
0.02988
0.02103
0.01219
0.00335
-550
-392
-233
-75
83
242
400
X (m)

Chargeability Inversion


Chargeability Model
Depth (m)
0
108
217
325
-550
-392
-233
-75
83
242
400
X (m)
0.1923
0.1603
0.1282
0.09615
0.0641
0.03205
0


Chargeability Model
Depth (m)
0
108
217
325
-550
-392
-233
-75
83
242
400
X (m)
0.18
0.15
0.12
0.09
0.06
0.03
0


LEGEND
Equipment Used: GEM System GSM-19
proton precession magnetometer
100 0 100 200 300
(meters)
Platinum Group Metals Ltd.
Rutledge Lake Property
N.W.T.
N.T.S.: 75E/10
UTM: NAD27, ZONE 12
North Grid
Total Magnetic Field Intensity
Stacked Profile Map
SJ Geophysics Ltd / S.J.V. Consultants Ltd
DATE: May, 2001
Plate: GN-1A
6842000
6841500
6841000
6840500
6840000
508500
509000
509500
510000



508500
509000
509500
510000
6842000
6841500
6841000
6840500
6840000
LEGEND
Magnetic Contour Intervals
10 nT
50 nT
500 nT
(nT)
Equipment Used: GEM System GSM-19 proton precession magnetometer
100 0 100 200 300
(meters)
Platinum Group Metals Ltd
Rutledge Lake Property
N.W.T.
N.T.S: 75E/10
UTM: NAD27, ZONE 12
North Grid
Total Magnetic Field Intensity
False Colour Contour Map
SJ Geophysics Ltd / S.J.V. Consultants Ltd
DATE: April, 2001
Plate:


6842000
6841500
6841000
6840500
6840000
508500
509000
509500
510000

SJ Geophysics Ltd / S.J.V. Consultants Ltd



6842000
6841500
6841000
6840500
6840000
508500
509000
509500
510000

SJ Geophysics Ltd. / S.J.V. Consultants Ltd.



508500
509000
509500
510000
6842000
6841500
6841000
6840500
6840000
M-4a
M-4b
M-2
M-1
M-3
C-1
C-2

SJ Geophysics Ltd. / S.J.V. Consultants Ltd.


LEGEND
Equipment Used: GEM System GSM-19
proton precession magnetometer
(meters)
Platinum Group Metals Ltd
Rutledge Lake Property
N.W.T.
NTS: 75E/10
UTM NAD27, ZONE 12
South Grid
Total Magnetic Field Intensity
Stacked Profile Map
SJ Geophysics Ltd / S.J.V. Consultants Ltd
DATE: May, 2001
Plate: GS-1A


6827000
6826500
6826000
6825500
510500
511000
511500

S.J Geophysics Ltd / S.J.V. Consultants Ltd



510500
511000
511500
6827000
6826500
6826000
6825500



SJ Geophysics Ltd / S.J.V. Consultants Ltd

510500
511000
511500
6827000
6826500
6826000
6825500

SJ Geophysics Ltd / S.J.V. Consultants Ltd.

510500
511000
511500

6827000
6826500
6826000
6825500

C-3
C-4
C-8
M-5
C-5
C-7
C-5
M-6
C-9
C-6
M-7
C-8

SJ Geophysics Ltd / S.J.V. Consultants Ltd

Technical Report

On the

Lac Des Iles Pt-Pd Project

Shelby, Senga, Tib and Orbit Lake Maps Sheets

Thunder Bay Mining Division, Ontario, Canada

NTS 52 H/4

For

New Millennium Metals Corporation

December 7, 2001

Prepared by: Darin Wagner, M.Sc.

Table of Contents

****

List of Figures

GLOSSARY OF TERMS

Except as otherwise identified, the following terms, when used herein, shall have the following meanings:

"Au" refers to gold.

"cm" refers to centimetres.

"Common Shares" refers to the common shares in the capital of the Company.

"Company" refers to New Millennium Metals Corporation or its predecessor company, Harvey Creek Gold Placers Ltd., as applicable.

"Cu" refers to copper.

"Exchange" refers to the Canadian Venture Exchange or its predecessor, the Vancouver Stock Exchange.

"exploration stage" refers to the stage where a company is engaged in the search for minerals deposits (reserves) which are not in either the development or production stage.

"gossanous" refers to a rock outcrop that is strongly stained by iron oxides.

"g/t" refers to grams per tonne.

"ICP" refers to inductively coupled plasma, a laboratory technique used for the quantitative analysis of samples (soil, rock, etc.) taken during field exploration programs.

"IP survey" refers to induced polarization survey, a geophysical method of exploring an area in which physical properties relating to geology are measured.

"m" refers to metres.

"magmatic" means pertaining to magma, a naturally occurring silicate melt, which may contain suspended silicate crystals, dissolved gases, or both; magmatic processes are at work under the earth's crust.

"Pd" refers to palladium.

"PGM" refers to platinum group metals, ie. platinum and palladium.

"PGE" refers to mineralization containing platinum group elements, ie. platinum and palladium.

"ppm" refers to parts per million.

"ppb" refers to parts per billion

"Pt" refers to platinum.

"Rh" refers to rhodium, a platinum metal. Rhodium shares some of the notable properties of platinum, including its resistance to corrosion, its hardness and ductility.

"ultramafic" refers to refers to types of rock containing relatively high proportions of the heavier elements such as magnesium, iron, calcium and sodium; these rocks are usually dark in color and have relatively high specific gravities.

Summary

Commencing with the acquisition of the Taman Property in February of 2000 New Millennium began to build a large land position in the Lac Des Iles Pt-Pd District culminating with New Millennium becoming the largest single land holder in the district. The Lac Des Iles District is the home to the only primary Platinum Group Metal producing mine in Canada - the Lac Des Iles Deposit which hosts a measured and indicated resource of 145.6 million tonnes grading 1.86 g/T Pt+Pd+Au. The Lac Des Iles Deposit is hosted by the Mine Complex, one of a series of mafic/ultramafic intrusive bodies of Late Archean age that form the Lac Des Iles Suite of Intrusions. The Lac Des Iles Suite of Intrusions defines a roughly circular belt, some 30 km in diameter and includes at least 13 separate, but magmatically-related intrusions. The properties comprising New Millennium's Lac Des Iles Project cover all, or portions of, 10 of the intrusive members of the Lac Des Iles Suite.

New Millennium's Lac Des Iles Project is comprised of 16 individual, contiguous properties which together total some 1508 claim units, cover in excess of 24,000 hectares (>59,000 acres) in the Lac Des Iles District and cover roughly 2/3rd's of the Lac Des Iles Ring Structure. The properties are either held 100% by New Millennium or subject to joint venture agreements described in detail in the body of this report.

New Millennium undertook a program of systematic prospecting and preliminary mapping on the properties comprising the Lac Des Iles program in 2000. This program resulted in the discovery of Platinum Group Metal (PGM) mineralization on the Dog River, Taman, Lac Des Iles River and Shelby Lake Properties. On the Dog River Property low level PGM mineralization - to 192 ppb Pt+Pd - occurs in visually unmineralized pyroxenite within the 3x4 km Dog River intrusion. Similar mineralization was also detected within a pyroxenitic phase of the Taman Intrusion - to 329-ppb Pt+Pd on the Taman property. Sulphide mineralized boulders on the Taman Property, which appear to be of local derivation, returned grades of up to 1.11 g/T Pt+Pd+Au.

On the Lac Des Iles River Property two significant occurrences of PGM mineralization were detected in 2000. Prospecting located varitextured gabbro and gabbro breccia hosted sulphide mineralization at Powder Hill on the south-central portion of the property. Grab samples from this isolated outcrop returned grades of up to 2.25 g/T Pt+Pd+Au and 0.3% Cu. In the northeastern corner of the Lac Des Iles River Property a number of sulphide mineralized, varitextured gabbro boulders were discovered which returned grades of up to 2.80g/T Pt+Pd+Au from grab samples. The boulder field, known as the Stocker Zone, occurs in the basal till layer and is comprised of an abundance of large, angular mafic intrusive boulders believed to be sourced by the Shelby Lake Intrusive Complex which underlays the Stocker Zone and is present up-ice for over 3 km on New Millennium's holdings in the Lac Des Iles area.

On the Shelby Lake Property prospecting and trenching located the Turtle Hill Zone. The Turtle Hill Zone is a 15 x 55 metre zone of contact breccia-hosted Pt-Pd-Au mineralization located along the northern contact of the Shelby Lake Complex, roughly 2.3 km northeast of, and up-ice from, the Stocker Zone boulders on the adjacent Lac Des Iles River Property. Grab and channel sampling of the Turtle Hill Zone returned values of up to 323 ppb Pt+Pd+Au, but did not detected mineralization or host lithologies similar to those at Stocker.

In late 2000 and early 2001 an I.P./Mag survey, and subsequent drill program, was undertaken in the Powder Hill area. The drill program intersected an open-ended, stratiform zone of PGM mineralization over a strike length of 600 at Power Hill. The Powder Hill Zone mineralization is hosted by a varitextured leucogabbro, which forms the matrix to a gabbro breccia unit. Mineralization in excess of 1 g/T, with a high of 2.83 g/T over 1.2 metres, occurs over a maximum width of 5.65 metres and is terminated at it's base by a later, magnetite-bearing gabbro unit (ferrogabbro). PGM mineralization was intersected at the gabbro breccia/ferrogabbro contact in 9 holes over a strike length of 600 metres and to a vertical depth of 65 metres. The zone remains open in all directions beneath an extensive sand plain in the Powder Hill area.

A three week long mapping and detailed prospecting program in August of 2001 focussed along the Powder Hill trend. The Powder Hill trend is the magnetic signature, which marks the ferrogabbro unit mentioned above which occurs central to the host Towle Lake Intrusive Complex. This northeast-trending magnetic anomaly cuts for over 13 km across New Millennium's holdings (Lac Des Iles River, Shelby Lake, Wakinoo and Vande Properties) along the southern boundary of the Lac Des Iles Ring Structure.

The 2001 program resulted in the discovery of the high-grade Stinger Zone. The Stinger Zone is located along the Powder Hill trend, on the Shelby Lake Property, some 6.5-km northeast of Powder Hill. Grab samples from the discovery outcrop at Stinger returned up to 7.95 g/T Pt+Pd+Au, 130 ppb Rh and 0.6% Cu. The mineralization consists of 3-7% disseminated fine-grained chalcopyrite hosted by fine-grained leucogabbro at the contact with pyroxenite. Subsequent trenching of the Stinger Zone in the fall of 2001 identified similar mineralization over a strike length of 55 metres in the Main Trench area with grades from saw cut channel samples of up to 4.19 g/T over 1.7 metres and mineralized widths of up to 1.35 g/T over 6.4 metres.

Additional sampling in the Stocker area in 2001, both on the Lac Des Iles River and Shelby Lake Properties, located bedrock-hosted Pt-Pd-Au mineralization. On the Lac Des Iles River property a 1.9 metre wide zone of varitextured gabbro was discovered roughly 500 m up-ice of the Stocker Zone boulders which returned elevated PGM values (382 ppb Pt+Pd+Au over 1.9 metres). A later granodiorite dyke of uncertain width terminates this zone. Approximately 1.6 km to the northeast of the Stocker Zone an additional occurrence of varitextured gabbro was identified near the northern contact of the Shelby Lake Complex. Grab samples collected from this locality returned grades of up to 979 ppb Pt+Pd+Au. Taken together with the discovery in the immediate Stocker area and Turtle Hill this new occurrence (North Contact showing) indicates the presence of PGM mineralization for over 2.3 km along the northern contact of the Shelby Lake Complex on the Shelby Lake and Lac Des Iles River properties.

At the time of writing no work was on going on the Lac Des Iles Project holdings. Based on the results to date a minimum 1000-metre drill program is recommended for the Powder Hill area. Additional mechanical stripping and follow-up drill testing are recommended for the Stinger Zone, Stocker and North Contact areas.

The other properties within the Lac Des Iles Project should be subjected to detailed mapping, prospecting and lithogeochemical sampling as this approach appears to be the most direct method of locating PGM mineralization in this area.

1. Introduction

The author was requested to prepare a technical report on New Millennium's Lac Des Iles Project for the purpose of supplying up to date and material information on the Project. The technical report will provide information for and serve as a back-up to an Information Circular to be provided to shareholders as part of a proposed merger between New Millennium Metals Corporation and Platinum Group Metals Limited, both CDNX listed junior exploration companies.

The information contained herein is the result of two years of field exploration on the Lac Des Iles Project holdings. The author has supervised and directed all aspects of this field program over the last two years.

2. Property Description and Location

New Millennium's Lac Des Iles Project is located in Northwestern Ontario, centered some 75 km northeast of Thunder Bay, Ontario (Figure 1) . The project holdings include 16 individual properties covering a total of 24,124 hectares. All claims forming the Lac Des Iles Project are contiguous except for the Senga East block. The tenure details for each of the properties are shown below under individual subheadings.

The Lac Des Iles Project covers portions of the Senga Lake, Tib Lake, Shelby Lake and Orbit Lake claim sheets. All data for the project is collected and maintained in GIS format using NAD 83 UTM datum - zone 16. None of the project holdings have been surveyed. All claims within the project area are subject to annual work expenditures of $400/claim unit (16 hectares/claim unit) to maintain the mineral rights in good standing. There are no known environmental liabilities within the project area, which is at the present time being actively logged.



Sioux Lookout
CNR
Armstrong
Sturgeon Lake
Lake Nipigon
Lac Des Iles Project
Highway 17
CPR
Lac Des Iles Mine
Nipigon
Lac Des Mille Lac
Atikokan
CNR
Raith
Dog Lake
Highway 11
Thunder Bay
Canada
U.S.
40
80 Kilometres
Lake Superior

Figure 1 - Lac Des Iles Project - Regional Location Map

A. Property Details

Tenure information for each of the properties which comprise the Lac Des Iles Project are provided in chart form below along with the nature of New Millennium's (hereafter referred to as "the Company") interest in each property. The individual property locations are shown on Figure 2.

The Taman Property, Ontario – Lac Des Iles Project

Location, Description and Acquisition

Pursuant to an option agreement dated effective May 7, 2000 (the "Taman Agreement") among the Company as the optionee and Don Leishman, Ken Fenwick and Don Chorkawy as the optionors (collectively referred to as the "Taman Optionors"), the Company was granted the sole and exclusive right and option to acquire up to a 100% interest in and to the Taman Property. The Taman Property is comprised of 13 claim blocks covering 2,416 hectares (5,965 acres) located approximately 80 km north-


LAC DES ILES PGE PROJECT
Thunder Bay Area, Ontario
Land Holdings, Known Intrusions
and PGE Occurrences
Tib
ROBY ZONE
(145.6 Mt @ 1.86 g/T Pd+Pt+Au)
AREA LOCATION MAP
STK
Dog River
Senga
Senga East
Dog River Dyke
Taman NE
Taman
Taman South
Hottah
Shelby
Vande
Wakinoo
PGE Occurrences
PGM
New Millennium Holdings/Joint Ventures
NAP
North American Palladium Claims
STK - Staked by Others
0
10 Km
N
Lac Des Iles PGE District
PGM:CDNX

Figure 2: Lac Des Iles Project - Property Holdings

northwest of Thunder Bay, Ontario and 20 km west-southwest of North American Palladium's Lac Des Iles Pd-Pt Mine complex.

The Company can earn a 100% interest in and to the Taman Property by making cash payments totaling $80,000 and issuing 100,000 Common Shares to the Taman Optionors as follows:

(a) Cash payments totaling an aggregate of $80,000 over a three-year period as follows:

- (i) $10,000 within 10 days of regulatory approval (*completed*);
- (ii) $15,000 on the first anniversary of regulatory approval (*completed*);
- (iii) $20,000 on the second anniversary of regulatory approval; and
- (iv) $35,000 on the third anniversary of regulatory approval.

(b) 100,000 Common Shares as follows:

- (i) 25,000 Common Shares within 10 days of regulatory approval (*complete*d);
- (ii) 25,000 Common Shares on the first anniversary of regulatory approval (*completed*);
- (iii) 25,000 Common Shares on the second anniversary of regulatory approval; and
- (iv) 25,000 Common Shares on the third anniversary of regulatory approval.

Upon the commencement of commercial production, the Taman Property will be subject to a 3% net smelter returns royalty in favour of the Taman Optionors. The Company shall have the sole and exclusive right and option to purchase 50% of the 3% net smelter returns royalty from the Taman Optionors for the sum of $1,500,000 which is exercisable for a period of six months after the date of commercial production.

The Taman Property adjoins the Company's Taman East, Hottah and Senga Properties and forms part of the Company's Lac Des Iles Project. Claim details for the Taman Property are summarized in the table below.

Taman Property Claim Information

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1220803	16	256	632	Senga Lake	March 16, 1999	March 16, 2002
TB-1220822	15	240	593	Senga Lake	November 23,1999	November 23, 2002
TB-1220823	10	160	395	Senga Lake	November 23,1999	November 23, 2002
TB-1220825	16	256	632	Senga Lake	November 23,1999	November 23, 2002
TB-1240449	6	96	237	Senga Lake	February 18, 2000	February 18, 2002
TB-1240451	16	256	632	Senga Lake	February 18, 2000	February 18, 2002
TB-1240452	10	160	395	Senga Lake	February 18, 2000	February 18, 2002
TB-1240453	10	160	395	Senga Lake	February 18, 2000	February 18, 2002
TB-1240454	16	256	632	Senga Lake	February 18, 2000	February 18, 2002
TB-1240455	10	160	395	Senga Lake	February 18, 2000	February 18, 2002
TB-1240456	2	32	79	Senga Lake	February 18, 2000	February 18, 2002
TB-1240457	8	128	316	Senga Lake	February 18, 2000	February 18, 2002
TB-1240458	16	256	632	Senga Lake	February 18, 2000	February 18, 2002
Totals	**151**	**2,416**	**5,965**			

The Taman East Property, Ontario – Lac Des Iles Project

Location, Description and Acquisition

Pursuant to an option agreement dated effective May 7, 2000 (the "Taman East Agreement") among the Company as the optionee and Don Leishman, Ken Fenwick, Stephen Stares and Michael Stares as the optionors (collectively referred to as the "Taman East Optionors"), the Company was granted the sole and exclusive right and option to acquire up to a 100% interest in and to the Taman East Property. The Taman East Property is comprised of 6 claim blocks covering a total of approximately 1,280 hectares (3,160 acres) approximately 80 km north-northwest of Thunder Bay, Ontario and 15 km west of North American Palladium's Lac Des Iles Pd-Pt Mine complex.

The Company can earn a 100% interest in and to the Taman East Property by making cash payments totaling $40,000 and issuing 50,000 Common Shares to the Taman East Optionors as follows:

(a) Cash payments totaling an aggregate of $40,000 over a three-year period as follows:

(i) $5,000 within 10 days of regulatory approval (*completed*);
(ii) $7,500 on the first anniversary of regulatory approval (*completed*);
(iii) $10,000 on the second anniversary of regulatory approval; and
(iv) $17,500 on the third anniversary of regulatory approval.

(b) 50,000 Common Shares as follows:

(i) 12,500 Common Shares within 10 days of regulatory approval (*completed*);
(ii) 12,500 Common Shares on the first anniversary of regulatory approval (*completed*);
(iii) 12,500 Common Shares on the second anniversary of regulatory approval; and

(iv) 12,500 Common Shares on the third anniversary of regulatory approval.

Upon the commencement of commercial production, the Taman East Property will be subject to a 3% net smelter returns royalty in favour of the Taman East Optionors. The Company shall have the sole and exclusive right and option to purchase 50% of the 3% net smelter returns royalty from the Taman East Optionors for the sum of $1,500,000 which is exercisable for a period of six months after the date of commercial production.

The Taman East Property adjoins the Company's Taman Property and forms part of the Company's Lac Des Iles Project. Claim details for the Taman East Property are summarized in the table on the following page.

Taman East Property Claim Information

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1220826	16	256	632	Senga Lake	December 13,1999	December 13, 2001*
TB-1240459	16	256	632	Senga Lake	February 18, 2000	February 18, 2002
TB-1240460	16	256	632	Senga Lake	February 18, 2000	February 18, 2002
TB-1240461	12	192	474	Senga Lake	February 18, 2000	February 18, 2002
TB-1240462	8	128	316	Senga Lake	February 18, 2000	February 18, 2002
TB-1240463	12	192	474	Senga Lake	February 18, 2000	February 18, 2002
Totals	**80**	**1,280**	**3,160**			

* - Assessment Report Pending

The Dog River Property, Ontario – Lac Des Iles Project

Location, Description and Acquisition

Pursuant to an option and joint venture agreement dated effective May 6, 2000 (the "Dog River Agreement") between the Company as the optionee and Fort Knox Gold Resources Inc. as the optionor ("Fort Knox"), the Company was granted the sole and exclusive right and option to acquire up to a 60% interest in and to the Dog River Property. The Dog River Property consists of 142 claim units and is located approximately 96 km northwest of Thunder Bay, Ontario and about 18 km west of the Lac Des Iles Pt-Pd mine.

The Company can earn a 50% interest in and to the Dog River Property by making cash payments totaling $60,000, issuing 100,000 Common Shares to Fort Knox and spending $500,000 on exploration as follows:

(a) Cash payments totaling an aggregate of $60,000 over a three-year period as follows:

(i) $15,000 within 10 days of regulatory approval (*completed*);
(ii) $15,000 on the first anniversary of regulatory approval (*completed*);
(iii) $15,000 on the second anniversary of regulatory approval; and
(iv) $15,000 on the third anniversary of regulatory approval.

(b) 100,000 Common Shares as follows:

(i) 12,500 Common Shares within 10 days of regulatory approval (*completed*);
(ii) 12,500 Common Shares on the first anniversary of regulatory approval (*completed*);
(iii) 12,500 Common Shares on the second anniversary of regulatory approval; and
(iv) 12,500 Common Shares on the third anniversary of regulatory approval.

(c) Exploration expenditures of $500,000 over a 4-year period. ***(Expenditures to date total $60,000)***

Once the Company has earned a 50% interest, the parties shall have formed a joint venture after which time the parties shall share pro rata all future funding of exploration and other expenditures proportionately to their interest in the Dog River Property. The Company may earn an additional 10% interest, for a total of 60% in and to the Dog River Property, by spending an additional $500,000 on exploration over an additional two-year period.

The Dog River Property is subject to an underlying agreement (the "Underlying Agreement") dated May 5, 1999 between Fort Knox and Kenneth Fenwick pursuant to which Mr. Fenwick was granted a 2.5% net smelter return royalty (the "Fenwick NSR"). Fort Knox has the right to purchase 60% of the Fenwick NSR at a cost of $500,000 for each 0.5%. Pursuant to the terms of the Dog River Agreement, the Company may earn the right to purchase a proportional interest in the Fenwick NSR under same terms and conditions as the Underlying Agreement. Should either party elect to exercise the rights under the Underlying Agreement, they must provide the other party with 60 days' written notice of their intention to do so.

The Dog River Property adjoins the companies Buck East, Senga and Tib Properties and forms part of the companies Lac Des Iles Project. Claim details for the Dog River Property are summarized in the table below.

Dog River Property Claim Information

Claim Number	# of units	Approx. Area Hectares	Approx. Area Acres	Original Recording Date	Assessment Due Work Date
1232700	16	256	632	May 14, 1998	May 14, 2002
1237751	16	256	632	June 11, 1999	June 11, 2002
1237753	16	256	632	March 23, 1999	March 23, 2002
1237754	15	240	593	March 23, 1999	March 23, 2002
1237755	16	256	632	June 11, 1999	June 11, 2002
1233038	15	240	593	March 23, 1999	March 23, 2002
1237758	16	256	632	March 23, 1999	March 23, 2002
1237759	16	256	632	March 23, 1999	March 23, 2002
1237760	16	256	632	March 23, 1999	March 23, 2002
Total	142	2272	5609		

The Senga Property, Ontario – Lac Des Iles Project

Location, Description and Acquisition

On March 20, 2000, the Company acquired a 100% interest in the Senga Property by staking 17 claim blocks encompassing a total of 3,744 hectares (9,243 acres) located approximately 90 km north-northwest of Thunder Bay, Ontario and 20 km west of North American Palladium's Lac Des Ilse Pd-Pt Mine complex. The Senga Property forms part of the Company's Lac Des Iles Project. A network of logging roads in the area provide excellent access to the Senga Property. The Senga Property adjoins the Companies Dog River, Buck East and Taman Properties. Claim details for the Senga Property are summarized in the table below.

Senga Property Claim Information

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1240450	4	64	158	Senga Lake	March 20, 2000	March 20, 2002
TB-1240600	2	32	79	Senga Lake	March 20, 2000	March 20, 2002
TB-1220814	16	256	632	Senga Lake	March 20, 2000	March 20, 2002
TB-1220811	16	256	632	Senga Lake	March 20, 2000	March 20, 2002
TB-1220830	12	192	474	Senga Lake	March 20, 2000	March 20, 2002
TB-1240572	12	192	474	Senga Lake	March 20, 2000	March 20, 2002
TB-1240573	12	192	474	Senga Lake	March 20, 2000	March 20, 2002
TB-1240574	16	256	632	Senga Lake	March 20, 2000	March 20, 2002
TB-1240575	16	256	632	Senga Lake	March 20, 2000	March 20, 2002
TB-1240576	16	256	632	Senga Lake	March 20, 2000	March 20, 2002
TB-1240577	16	256	632	Senga Lake	March 20, 2000	March 20, 2002
TB-1240578	16	256	632	Senga Lake	March 20, 2000	March 20, 2002
TB-1240579	16	256	632	Senga Lake	March 20, 2000	March 20, 2002
TB-1240580	16	256	632	Senga Lake	March 20, 2000	March 20, 2002
TB-1240581	16	256	632	Senga Lake	March 20, 2000	March 20, 2002
TB-1240582	16	256	632	Senga Lake	March 20, 2000	March 20, 2002
TB-1240583	16	256	632	Senga Lake	March 20, 2000	March 20, 2002
Totals	**234**	**3,744**	**9,243**			

The Tib Property, Ontario – Lac Des Iles Project

Location, Description and Acquisition

On March 20, 2000, the Company acquired a 100% interest in the Tib Property by staking 12 claim blocks encompassing a total of 2,640 hectares (6,518 acres) located approximately 100 km north-northwest of Thunder Bay, Ontario and 20 km west of North American Palladium's Lac Des Ilse Pd-Pt Mine complex. The Tib Property adjoins the companies Dog River and Milford's Bullseye Properties and forms part of the Company's Lac Des Iles Project. A network of logging roads in the area provides excellent access to the Tib Property. Claim details for the Tib Property are summarized in the table below.

Tib Property Claim Information

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1240584	15	240	593	Tib Lake	March 20, 2000	March 20, 2002
TB-1240585	9	144	356	Tib Lake	March 20, 2000	March 20, 2002
TB-1240586	16	256	632	Tib Lake	March 20, 2000	March 20, 2002
TB-1240587	16	256	632	Tib Lake	March 20, 2000	March 20, 2002
TB-1240588	16	256	632	Tib Lake	March 20, 2000	March 20, 2002
TB-1240589	16	256	632	Tib Lake	March 20, 2000	March 20, 2002
TB-1240590	16	256	632	Tib Lake	March 20, 2000	March 20, 2002
TB-1240591	16	256	632	Tib Lake	March 20, 2000	March 20, 2002
TB-1240592	16	256	632	Tib Lake	March 20, 2000	March 20, 2002

TB-1240593	8	128	316	Tib Lake	March 20, 2000	March 20, 2002
TB-1240594	16	256	632	Tib Lake	March 20, 2000	March 20, 2002
TB-1240595	5	80	198	Tib Lake	March 20, 2000	March 20, 2002
Totals	**165**	**2,640**	**6,518**			

The Buck East Property, Ontario – Lac Des Iles Project

Location, Description and Acquisition

Pursuant to an option agreement dated effective May 20, 2000 (the "Buck East Agreement") among the Company as the optionee and Mr. Ted Aho as the optionor, the Company was granted the sole and exclusive right and option to acquire up to a 100% interest in and to the Buck East Property. The Buck East Property is comprised of 3 claim blocks covering a total of approximately 624 hectares (1,541 acres) approximately 90 km north-northwest of Thunder Bay, Ontario and 25 km west of North American Palladium's Lac Des Iles Pd-Pt Mine complex.

The Company can earn a 100% interest in and to the Buck East Property by making cash payments totaling $88,000, issuing 120,000 Common Shares to the Optionor and undertaking $250,000 in work expenditures as follows:

(a) Cash payments totaling an aggregate of $88,000 over a four-year period as follows:

- (i) $8,000 within 10 days of regulatory approval (*completed*);
- (ii) $15,500 on the first anniversary of regulatory approval (*completed*);
- (iii) $20,000 on the second anniversary of regulatory approval; and
- (iv) $20,500 on the third anniversary of regulatory approval.
- (v) $25,000 on the fourth anniversary of regulatory approval

(b) Issuing 120,000 Common Shares over a four year period as follows:

- (i) 15,000 Common Shares within 10 days of regulatory approval (*completed*);
- (ii) 20,000 Common Shares on the first anniversary of regulatory approval (*completed*);
- (iii) 25,000 Common Shares on the second anniversary of regulatory approval; and
- (iv) 30,000 Common Shares on the third anniversary of regulatory approval.
- (v) 30,000 Common Shares on the fourth anniversary of regulatory approval

(c) Undertaking Exploration Expenditures of $250,000 by the fourth anniversary of regulatory approval *(Exploration expenditures to date total $20,000)*

Upon the commencement of commercial production, the Buck East Property will be subject to a 2% net smelter returns royalty in favour of the Optionor. The Company shall have the sole and exclusive right and option to purchase 50% of the 2% net smelter returns royalty from the Optionor for the sum of $1,000,000 at any time.

The Buck East Property adjoins the Company's Dog River and Senga Properties and forms part of the Company's Lac Des Iles Project. Claim details for the Buck East Property are summarized in the table below;

Buck East Property Claim Information

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1238123	16	256	632	Senga Lake	March 15, 2000	March 15, 2003
TB-1238124	8	128	316	Senga Lake	March 15, 2000	March 15, 2003
TB-1238125	15	240	593	Senga Lake	March 15, 2000	March 15, 2002
Totals	**39**	**624**	**1,541**			

The Milford's Bullseye Property, Ontario – Lac Des Iles Project

Location, Description and Acquisition

Pursuant to an option agreement dated effective May 20, 2000 (the "Milford's Bullseye Agreement") among the Company as the optionee and Don Leishman, Ken Fenwick, and Ron Tweedie as the optionors (collectively referred to as the "Milford's Bullseye Optionors"), the Company was granted the sole and exclusive right and option to acquire up to a 100% interest in and to the Milford's Bullseye Property. The Milford's Bullseye Property is comprised of 4 claim blocks covering a total of approximately 832 hectares (2,054 acres) approximately 85km north-northwest of Thunder Bay, Ontario and 12 km west of North American Palladium's Lac Des Iles Pd-Pt Mine complex.

The Company can earn a 100% interest in and to the Milford's Bullseye Property by making cash payments totaling $40,000 and issuing 50,000 Common Shares to the Milford's Bullseye Optionors as follows:

(a) Cash payments totaling an aggregate of $40,000 over a three-year period as follows:

- (i) $5,000 within 10 days of regulatory approval (*completed*);
- (ii) $7,500 on the first anniversary of regulatory approval (*completed*);
- (iii) $10,000 on the second anniversary of regulatory approval; and
- (iv) $17,500 on the third anniversary of regulatory approval.

(b) 50,000 Common Shares as follows:

- (i) 12,500 Common Shares within 10 days of regulatory approval (*completed*);
- (ii) 12,500 Common Shares on the first anniversary of regulatory approval (*completed*);
- (iii) 12,500 Common Shares on the second anniversary of regulatory approval; and
- (iv) 12,500 Common Shares on the third anniversary of regulatory approval.

Upon the commencement of commercial production, the Milford's Bullseye Property will be subject to a 3% net smelter returns royalty in favour of the Milford's Bullseye Optionors. The Company shall have the sole and exclusive right and option to purchase 50% of the 3% net smelter returns royalty from Milford's Bullseye Optionors for the sum of $1,500,000 which is exercisable for a period of six months after the date of commercial production.

The Milford's Bullseye Property adjoins the Company's Tib Property and forms part of the Company's Lac Des Iles Project. Claim details for the Milford's Bullseye Property are summarized in the table below.

Milford's Bullseye Property Claim Information

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1205157	16	256	632	Tib Lake	February 7, 2000	February 7, 2002
TB-1240471	15	240	593	Tib Lake	May 8, 2000	May 8, 2002
TB-1240472	8	128	316	Tib Lake	May 8, 2000	May 8, 2002
TB-1240473	13	208	514	Tib Lake	May 8, 2000	May 8, 2002
Totals	**52**	**832**	**2054**			

The Senga East Property, Ontario – Lac Des Iles Project

Location, Description and Acquisition

On May 8, 2000, the Company acquired a 100% interest in the Senga East Property by staking 5 claim blocks encompassing a total of 1,152 hectares (2,844 acres) located approximately 80 km north-northwest of Thunder Bay, Ontario and 15 km west of North American Palladium's Lac Des Iles Pd-Pt Mine complex. The Senga East Property forms part of the Company's Lac Des Iles Project and is the only non-contiguous property that is part of the project. Claim details for the Senga East Property are summarized in the table below.

Senga East Property Claim Information

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1240466	12	144	356	Tib Lake	May 8, 2000	May 8, 2002
TB-1240467	12	144	356	Senga Lake	May 8, 2000	May 8, 2002
TB-1240468	16	256	632	Senga Lake	May 8, 2000	May 8, 2002
TB-1240469	16	256	632	Senga Lake	May 8, 2000	May 8, 2002
TB-1240470	16	256	632	Senga Lake	May 8, 2000	May 8, 2002
Totals	**72**	**1,152**	**2,844**			

The Taman Margin Properties, Ontario – Lac Des Iles Project

Location, Description and Acquisition

Between June 9 and August 25, 2000, the Company acquired a 100% interest in the Taman Margin Properties (Taman North, Taman Northwest and Taman South) by staking 5 claim blocks encompassing a total of 912 hectares (2,252 acres) located approximately 80 km north-northwest of Thunder Bay, Ontario and 15 km west of North American Palladium's Lac Des Iles Pd-Pt Mine complex. The Taman Margin Properties sit adjacent to the companies Taman Property and form part of the Company's Lac Des Iles Project. Claim details for the Taman Margin Properties are summarized in the table below.

Taman Margin Properties Claim Information

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Township or Mining District	Original Recording Date	Assessment Work Due Date
Taman North						
TB-1245404	16	256	632	Senga Lake	August 25, 2000	August 25, 2002
TB-1245405	16	256	632	Senga Lake	August 25, 2000	August 25, 2002
TB-1240032	10	160	395	Senga Lake	August 25, 2000	August 25, 2002
Taman NW						
TB-1245584	6	96	237	Senga Lake	July 10, 2000	July 10, 2002
Taman South						
TB-1245583	9	144	356	Senga Lake	June 9, 2000	June 9, 2002
Totals	**57**	**912**	**2,252**			

The Hottah Property, Ontario – Lac Des Iles Project

Location, Description and Acquisition

On September 22, 2000, the Company acquired a 100% interest in the Hottah Property by staking 3 claim blocks encompassing a total of 672 hectares (1,659 acres) located approximately 75 km north-northwest of Thunder Bay, Ontario and 15 km west of North American Palladium's Lac Des Iles Pd-Pt Mine complex. The Hottah Property sits adjacent to the companies Taman and Lac Des Iles River Properties and forms part of the Company's Lac Des Iles Project. Claim details for the Hottah Property are summarized in the table below.

Hottah Property Claim Information

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1240030	16	256	632	Senga Lake	Sept. 22, 2000	Sept. 22, 2002
TB-1240031	14	224	553	Senga Lake	Sept. 22, 2000	Sept. 22, 2002
TB-1240032	12	196	474	Shelby Lake	Sept. 22, 2000	Sept. 22, 2002
Totals	**72**	**672**	**1,659**			

The Lac Des Iles River Property, Ontario – Lac Des Iles Project

Location, Description and Acquisition

Pursuant to an option and joint venture agreement dated effective June 22, 2000 (the "Lac Des Iles River Agreement") between the Company as the optionee and East West Resource Corporation and Maple Minerals Incorporated as the optionors (Collectively the LDIR Optionors), the Company was granted the sole and exclusive right and option to acquire up to a 60% interest in and to the Lac Des Iles River Property. The Lac Des Iles River Property consists of 16 claim blocks totaling 2880 hectares (7110 acres) and is located approximately 80 km northwest of Thunder Bay, Ontario and about 20 km southwest of the Lac Des Iles Pt-Pd mine.

The Company can earn a 50% interest in and to the Lac Des Iles River Property by making cash payments totaling $38,500 to the LDIR Optionors over a three year period and spending $1,000,000 on exploration over a five year period as follows:

(a) Cash payments totaling an aggregate of $38,500 over a three-year period as follows:

(i) $19,000 within 10 days of regulatory approval (*completed*);
(ii) $4,500 six months after signing of legal agreement (*completed*);
(iii) $5,000 on the first anniversary of regulatory approval (*completed*);
(iv) $5,000 on the second anniversary of regulatory approval; and
(v) $5,000 on the third anniversary of regulatory approval

(b) Completing Exploration Work Expenditures totaling $1,000,000 over five years as follows:

(i) $20,000 by October 31, 2000 (*completed*);
(ii) Cumulative expenditures of $100,000 by the first anniversary (*completed*); and
(iii) Cumulative expenditures of $1,000,000 by the fifth anniversary (*Estimated expenditures to date total $225,000*)

Once the Company has earned a 50% interest, the Company has the option to earn and additional 10% interest in the Lac Des Iles River Property, for a total interest in and to the Property of 60%, by completing a feasability study to the standards required by the Toronto Stock Exchange within an additional three year period.

Four claim blocks, totaling 64 claim units and 1024 hectares (2528 acres) within the Lac Des Iles River Property are subject to an underlying agreement (the "Underlying Agreement") dated May 5, 2000 between East West/Maple Minerals and Mr.'s Nelson O' Toole and Robert Fairservice pursuant to which Mr.'s O' Toole and Fairservice were granted a 1.0% net smelter return royalty (the "O' Toole/Fairservice NSR"). The LDIR Optoinors have the right to purchase 100% of the O' Toole/Fairservice NSR for $500,000 at any time. Pursuant to the terms of the Lac Des Iles River Agreement, the Company may earn the right to purchase a portion of the O' Toole/Fenwick NSR in an amount and at a price proportional to its interests in the Property times the 1% NSR and times $500,000 respectively.

The Lac Des Iles River Property adjoins the companies Hottah, Wakinoo and Shelby Lake Properties and forms part of the companies Lac Des Iles Project. Claim details for the Lac Des Iles River Property are summarized in the table below.

Lac Des Iles River Property Claim Information

Claim Number	# of units	Approx. Area Hectares	Approx. Area Acres	Township or Mining District	Original Recording Date	Assessment Due Work Date
TB-1172976	4	64	158	Shelby Lake	March 13, 2000	March 13, 2003
TB-1172991	12	192	474	Shelby Lake	March 13, 2000	March 13, 2002
TB-1172992	9	144	356	Shelby Lake	March 13, 2000	March 13, 2002
TB-1172993	12	240	474	Shelby Lake	March 13, 2000	March 13, 2002
TB-1172995	16	256	632	Shelby Lake	March 13, 2000	March 13, 2002
TB-1172998	12	192	474	Shelby Lake	March 6, 2000	March 6, 2003
TB-1172999	6	96	237	Shelby Lake	March 6, 2000	March 6, 2003
TB-1173000	4	64	158	Shelby Lake	March 13, 2000	March 13, 2003
TB-1220808	16	256	632	Shelby Lake	March 6, 2000	March 6, 2002
TB-1220810	16	256	632	Shelby Lake	March 6, 2000	March 6, 2002
TB-1220833	16	256	632	Shelby Lake	March 6, 2000	March 6, 2002
TB-1220838	16	256	632	Shelby Lake	March 6, 2000	March 6, 2002

TB-1227514	9	144	356	Shelby Lake	March 28, 2000	March 28, 2002
TB-1240355	8	128	316	Shelby Lake	March 13, 2000	March 13, 2002
TB-1240518	12	192	474	Orbit Lake	March 20, 2000	March 20, 2002
TB-1272994	12	192	474	Shelby Lake	March 6, 2000	March 6, 2002
Total	180	2880	7110			

The Shelby Lake Property, Ontario – Lac Des Iles Project

Location, Description and Acquisition

Pursuant to an option and joint venture agreement dated effective July 26, 2000 (the "Shelby Lake Agreement") between the Company as the optionee and New Claymore Resources Ltd. as the optionor ("New Claymore"), the Company was granted the sole and exclusive right and option to acquire up to a 60% interest in and to the Shelby Lake Property. The Shelby Lake Property consists of 10 claim blocks covering a total of 2160 hectares (5333 acres). The Property is located approximately 75 km northwest of Thunder Bay, Ontario and about 18 km south-southwest of the Lac Des Iles Pt-Pd mine.

The Company can earn a 60% interest in and to the Shelby Lake Property by making cash payments totaling $10,000, issuing 50,000 Common Shares to New Claymore and undertaking exploration expenditure totaling $1,000,000 as follows:

(a) A single cash payment of $10,000 upon regulatory approval (*completed*)

(b) Issuing 50,000 Common Shares over a two year period as follows:

- (i) 25,000 Common Shares upon regulatory approval (*completed*);
- (ii) 25,000 Common Shares on the first anniversary of regulatory approval (*completed*)

(c) Undertaking exploration expenditures of $1,000,000 over a six and a half-year period as follows;

- (i) $20,000 in exploration expenditures by August 31, 2000 (completed);
- (ii) $500,000 in cumulative exploration expenditures by fourth anniversary
- (iii) $1,000,000 in cumulative exploration expenditures by the sixth and one-half anniversary *(Exploration Expenditures to date total - $175,000)*

The Shelby Lake Property is subject to an underlying agreement (the "Underlying Agreement") dated February 7, 2000 between New Claymore and Mr.'s Nelson O' Toole and Robert pursuant to which Mr.'s O' Toole and Fairservice were granted a 2.0% net smelter return royalty (the "O' Toole/Fairservice NSR"). New Claymore has the right to purchase 50% of the O' Toole/Fairservice NSR for $500,000 at any time. Pursuant to the terms of the Shelby Lake Agreement, the Company may earn the right to purchase 25% of the O' Toole/Fairservice NSR(1/2 of New Claymore's interest), as per the terms of the Underlying Agreement, by vesting in the property as indicated above.

The Shelby Lake Property adjoins the Companies Lac Des Iles River and Vande Properties and forms part of the companies Lac Des Iles Project. Claim details for the Shelby Lake Property are summarized in the table below.

Shelby Lake Property Claim Information

Claim Number	# of units	Approx. Area Hectares	Approx. Area Acres	Township or Mining District	Original Recording Date	Assessment Due Work Date
TB-1220855	4	64	158	Shelby Lake	December 10, 1999	December 10, 2001*
TB-1220857	10	160	395	Shelby Lake	December 10, 1999	December 10, 2001*

TB-1220858	12	192	474	Shelby Lake	December 10, 1999	December 10, 2002
TB-1220859	15	240	593	Shelby Lake	December 10, 1999	December 10, 2002
TB-1220860	15	240	593	Shelby Lake	December 10, 1999	December 10, 2001*
TB-1220862	16	256	632	Shelby Lake	December 10, 1999	December 10, 2002
TB-1220863	16	256	632	Shelby Lake	December 10, 1999	December 10, 2002
TB-1220864	16	256	632	Shelby Lake	December 10, 1999	December 10, 2002
TB-1220866	15	240	593	Shelby Lake	December 10, 1999	December 10, 2002
TB-1220867	16	256	632	Shelby Lake	December 10, 1999	December 10, 2002
Total	**135**	**2160**	**5333**			

* - Assessment Report filed and pending approval

The Wakinoo Property, Ontario – Lac Des Iles Project

Location, Description and Acquisition

On September 22, 2000, the Company acquired a 100% interest in the Wakinoo Property by staking 1 claim block encompassing a total of 192 hectares (474 acres) located approximately 80 km northwest of Thunder Bay, Ontario and 25 km southwest of North American Palladium's Lac Des Iles Pd-Pt Mine complex. The Wakinoo Property sits adjacent to the companies Lac Des Iles River Property and forms part of the Company's Lac Des Iles Project. Claim details for the Wakinoo Property are summarized in the table below.

Wakinoo Property Claim Information

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1240033	12	196	474	Eayres Lake	Sept. 22, 2000	Sept. 22, 2002
Totals	**12**	**196**	**474**			

The Vande Property, Ontario – Lac Des Iles Project

Location, Description and Acquisition

Between July 24 and September 21, 2001, the Company acquired a 100% interest in the Vande Property by staking 7 claim blocks encompassing a total of 672 hectares (1,659 acres) located approximately 65 km north-northeast of Thunder Bay, Ontario and 15 km south of North American Palladium's Lac Des Iles Pd-Pt Mine complex. The Vande Property sits adjacent to the companies Shelby Lake Property and forms part of the Company's Lac Des Iles Project. Claim details for the Vande Property are summarized in the table below.

Vande Property Claim Information

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1187425	14	224	553	Shelby Lake	July 24, 2001	July 24, 2003
TB-1187426	6	96	237	Shelby Lake	July 24, 2001	July 24, 2003
TB-1187427	8	128	316	Shelby Lake	July 24, 2001	July 24, 2003
TB-1187428	13	208	514	Shelby Lake	July 24, 2001	July 24, 2003

TB-1187429	12	196	474	Shelby Lake	July 24, 2001	July 24, 2003
TB-1187628	16	256	632	Shelby Lake	Sept. 21, 2001	Sept. 21, 2003
TB-1187629	16	256	632	Shelby Lake	Sept. 21, 2001	Sept. 22, 2003
Totals	**85**	**1360**	**3359**			

3. Infrastructure and Physiography

The Lac Des Iles Project covers gently roiling, heavily forested terrane typical of the Canadian Shield. Elevation within the project area ranges from 436 to 524 metres (1430 to 1720 feet) above sea level. The area is covered by extensive glacial deposits dominated by glaciofluvial deposits in the south and till cover in the north. Low swampy ground is common throughout the area.

The Project area is typically heavily forested with mixed jackpine and poplar forests predominating. Alder and willow are common in and around swampy areas and the numerous small lakes on the property. Roughly 40% of the Project area has been logged off in the last 10-15 years. Second growth stands of jackpine are extremely dense and make for difficult working conditions. Recent clear cutting activities have created greatly improved access to the southern portion of the property (Shelby Lake, Lac Des Iles River, Vande and Wakinoo Properties).

Access to the Project area is excellent. Thunder Bay serves as the regional supply center for this portion of Ontario with a population base in excess 200,000. From Thunder Bay the main access to the western portion of the property is reached by driving 95 km west along the Trans-Canada Highway (Hwy 17) to the Dog River Forest Access Road, an all-weather main haul logging and fire access road. The Dog River Road passes along the western edge of the project area and through the Senga, Dog River and Tib properties. Secondary access roads and partially overgrown logging trails off the Dog River road provide access to the Buck East, Taman, Taman East, Senga East and Milford Bullseye properties.

4.2 km north of the Dog River Road/Hwy 17 turnoff is a major Y-shaped intersection that marks the turnoff for the Shelby Lake Road. The Shelby Lake Road, and Orbit Lake road which turns of the Shelby Lake Road to the south at approximately the 15 km mark, are recently constructed main haul roads which provide excellent access to the Lac Des Iles River, Hottah, Wakinoo and western portion of the Shelby Lake Property. The eastern portion of the Shelby Lake Property is most easily accessed via a separate and unconnected series of logging roads which turns off regional highway 527 south 85 km north of Thunder Bay.

Climate in the Thunder Bay region ranges from highs of 25-35 degrees Celsius in June, July and August to lows of -30 to -35 in January and February. Summers are typically moderately warm and dry. Rainfall and muddy conditions limit surface work in late April to early May and again in mid-November to early December. Extremely cold temperatures from mid-January to late February typically result in increased exploration costs but in general work can be conducted year round in the project area.

4. Exploration History

Based on a review of the provincial assessment records stored with the Mining Recorder in Thunder Bay and Sudbury, Ontario there is no recorded exploration on the Tib, Milford Bullseye, Senga, Senga East, Taman East, Hottah, Wakinoo and majority of the Vande Property. Under the claim acquisition system in effect in Ontario there is no obligation to file work completed on a property if the claim holder does not intend to hold the claims beyond the second anniversary date. Therefore, the lack of recorded work on these properties does not rule out the possibility that early stage work (i.e. mapping, prospecting, sampling) has been completed in some of these areas by other operators in the past.

Recorded exploration activities on the properties within the Project boundaries are summarized below:

Dog River Property

Claim posts located on the Dog River property indicate at least three other groups have held the Dog River Property in the past. However, the only recorded exploration program prior to the current work by Ft. Knox and New Millennium was a program of line-cutting, magnetic and VLF surveying conducted on the southern half of the current property by Platinum Exploration Canada in 1986. This program outlined the magnetic anomaly associated with the Dog River intrusion and slightly stronger, north-south magnetic high on the west side of the Dog River which is associated with a gabbro dyke which cross cuts the Dog River intrusion.

Taman Property

Although there is no recorded exploration on the Taman Property there is evidence of previous exploration work in the form of 3 shallow trenches and blast pits in and around a small copper showing on the northeastern portion of the property.

Lac Des Iles River and Shelby Lake Properties

Recorded exploration on these two properties include 3 airborne EM and magnetic surveys as follows:

1970-72 - V.R. Henbid and T.A. Gustafson - survey identified several weak EM anomalies in the northeastern corner of the Shelby Lake Property. Ground follow-up indicated that these anomalies were associated with the gabbro contact in this area and topographic lineaments. No significant mineralization was identified.

1975 - Texas Gulf Inc. conducted a regional airborne EM and Magnetic survey which included the two properties. Follow-up groundwork identified a weak EM conductor within gabbro immediately northeast of the northeastern corner of the Shelby Lake Property and led to the discoveries at Demars and Wakinoo lakes west of the Lac Des Iles River Property. No mineralization was identified on either of the properties currently held by New Millennium Metals.

1986 - American Platinum Incorporated conducted an airborne EM and Magnetic survey and conducted ground exploration and drill testing on the adjacent Demars and Wakinoo Lake Properties.

5. Geological Setting

The Lac Des Iles District is defined geologically by the occurrence of a number relatively undeformed, Late Archean mafic/ultramafic intrusions located near the southern margin of the Wabigoon Sub-Province of the Superior craton. The intrusions, which date at roughly 2.74 Ga, occur mainly along the margins of a crudely circular "ring" (The Lac Des Iles Ring Structure) some 25-30 km in diameter. The Lac Des Iles intrusions are intruded into Mid to Late Archean orhto and paragneiss of the Wabigoon Sub-Province. The southern contact of the Wabigoon Sub-Province, with the metasediments of the Quetico Sub-Province, occurs less than 2 km south of the southern-most member of the Lac Des Iles suite

Sutcliffe (1986) considered the Lac Des Iles suite of intrusions to be roughly coeval with a series of granitic-tonalitic-granodioritic intrusions in the Lac Des Iles area. This suite of felsic intrusions is restricted spatially to the interior of the Lac Des Iles Ring Structure and appears to cut the mafic intrusions. The felsic intrusions are, in turn, cut by Late Archean mafic dykes whose relationship to the Lac Des Iles Suite is unknown.

Along the eastern margin of the Project area erosional remnants of the Proterozoic-aged Logan diabase sill complex are locally preserved. The Logan diabase sills are related to Late Proterozoic extension and failed rifting of the Nipigon basin some 50 km to the east of the Project area.


LAC DES ILES PGE DISTRICT
Thunder Bay Area, Ontario
Land Holdings, Outlines
of Known Mafic Intrusions
and PGE Occurrences
Tib Intrusion
Lac Des Iles
Complex
Hammerhead
Breccia
Dog River
Intrusion
Lac Des Iles Mine
(145.6 Mt @
1.86 g/T Pd+Pt+Au)
Mine
Complex
Legris Lake
Intrusion
Bullseye
Intrusion
Taman East
Intrusion
Buck Lake
Intrusion
Dog River Dyke
Shelby Lake
Intrusive Complex
Taman
Intrusion
New Millennium
Holdings/Joint Ventures
Demars
Intrusion
Towle Lake
Intrusive Complex
★ - PGM occurrence
> 1 g/T Pt+Pd+Au
NAP North American Palladium Claims
Wakinoo
Intrusion
0
5
10
STK Staked by Others
Kilometers
Lac Des Iles PGE District
PGM:CDNX

Figure 3 - Lac Des Iles Intrusive Suite

Lac Des Iles Suite of Intrusions

The main focus of exploration in the Lac Des Iles District has been the Lac Des Iles Suite of Mafic/Ultramafic intrusions (Figure 3). The Lac Des Iles Suite is comprised of no fewer than 13 separate but magmatically related, multi-phase, mafic to ultramafic intrusions which define a crudely circular structure some 30 km in diameter. Limited in depth research conducted on this intrusive suite to date assigns a tentative date of 2.74 Ga to the suite and indicates derivation from either a partially depleted mantle source or from mafic underplating of continental crust (Brugmann et al, 1997).

Pt-Pd-Au mineralization is known from at least 10 of the 13 members of the Lac Des Iles Suite. The most significant concentration identified to date is the Lac Des Iles Mine which is owned and operated by North American Palladium The mine has reports measured and indicated resources of 145.6 mT grading 1.86 g/T Pt+Pd+Au. The Lac Des Iles Deposit is hosted by a large-scale gabbro to gabbro-norite breccia phase of the Mine Complex Intrusion along the eastern margin of the Lac Des Iles Ring Complex. Mineralization occurs in the form of sparsely disseminated chalcopyrite and pyrrhotite typically hosted by the varitextured gabbro matrix to the breccia zone. A high-grade margin to the deposit is hosted by a strongly altered and deformed, but narrow (7-15 metre wide) pyroxenite unit.

New Millennium's Lac Des Iles Project covers all or portions of 10 members of the Lac Des Iles Suite. These include the Towle Lake, Shelby Lake and Dog River Intrusive Complexes and the Demars, Wakinoo, Taman, Taman East, Buck Lake, Bullseye and Tib Lake Intrusions. In all cases the mafic intrusions are dominated by pyroxenite and hornblende leucogabbro.

The Shelby Lake and Towle Lake Intrusive Complexes are relatively narrow, elongate gabbro-dominated intrusions which occur along the eastern and southern margins of the Lac Des Iles district, respectively. Both intrusions appear to have been intruded along pre-existing zones of structural weakness and exhibit marginal breccia zones and multiple intrusive events. Emplacement of the Taman East intrusion also appears to have been controlled by a northeast-trending structure in the central portion of the Ring. The Wakinoo Intrusion may represent a fault offset portion of the Towle Lake Complex.

The Taman, Dog River and Tib Lake Intrusions are radially zoned intrusive complexes that appear to exhibit inward dipping igneous layering. Of these the Taman intrusion is the most poorly exposed and least well understood. All three intrusions have roughly circular magnetic expressions and outcrop patterns, all exhibit internal magnetically defined circular domains and all three appear to be only partially unroofed.

The Demars and Bullseye Intrusion are small, stock like bodies with pyroxenite cores and gabbroic rims. The Buck Lake Intrusion, which may be an eastward extension of the Dog River Intrusion, is comprised dominantly of gabbro breccia with lesser pyroxenite and leucogabbro.

6. Deposit Models

Primary platinum and palladium deposits can be divided into four categories: Magmatic-reef hosted, Contact/Contact Breccia hosted, Magmatic-Hydrothermal and Lac Des Iles type deposits. The intrusions of the Lac Des Iles Suite have shown potential to host all four styles of mineralization. Each style is discussed in more detail below along with exploration parameters and examples from the Lac Des Iles District.

Magmatic-reef Hosted Deposits:

This class of PGM deposits is exemplified by the massive Pt-Pd deposits of the Bushveld Complex in South Africa and the Stillwater Complex in Montana. Sulphide related mineralization occurs over a discrete, and typically thin (< 5 metre thick), stratigraphic interval parallel to igneous layering within large layered mafic-ultramafic complexes. The PGM mineralization is stratiform in nature, regional extensive and typically occurs near the contact between ultramafic and gabbroic phases of the host complex. PGM mineralization in these deposits is interpreted to be primary magmatic in origin and deposition is interpreted to be related to magmatic mixing between two or more intrusive phases within a large, relatively quiescent magma chamber. Exploration criteria include the presence of large magmatic systems, evidence of magmatic mixing, multi-phase intrusive activity and layer development. Reef style PGM mineralization has been identified by North American Palladium within the main Lac Des Iles Complex. The Stinger Zone, which is discussed in more detail below, on New Millennium's Shelby Lake Property, exhibits some aspects of this style of PGM mineralization

Contact/Contact Breccia Hosted Deposits:

This category includes two distinct sub-classes, massive sulphide contact deposits (Noril'sk type) and contact breccia deposits (Platreef or River Valley type). The first sub-class is not relevant to the Lac Des Iles district and will not be discussed further. Contact Breccia hosted PGM mineralization is a common occurrence. The most significant deposits of this type are located along the western margin of the Bushveld Complex, along the so-called Platreef trend. Here bulk mineable, lower grade PGM mineralization occurs within polycyclic breccia zones developed at or near the contacts of the Bushveld Complex. PGM mineralization appears to be primary magmatic in character with deposition induced by contamination from both mafic/ultramafic blocks the breccia and/or by inclusions of sulphur or iron-bearing wall rock lithologies. The brecciated nature of the host sequence speaks to a much more active intrusive regime than envisaged above and a possible role for volatile-laden fluids in mobilizing and distributing mineralization. Typically the deposits in this class do not, however, show much in the way of host or wall-rock alteration that is not thermally related. Exploration criteria include large magmatic systems, the presence of sulphide or iron-rich country rocks, the presence of breccia's within 0-200 metre of the intrusive contact and elevated PGM values within the host intrusions. Similar occurrences within the East Bull suite of intrusions at River Valley, Agnew Lake and East Bull Lake in the Sudbury are located near the base of large layered gabbro anorthosite complexes. The Stocker and Powder Hill PGM occurrences on New Millennium's Lac Des Iles River Property appear to fall into this deposit class (see below).

Magmatic-Hydrothermal Deposits:

Examples of this class of deposit are relatively rare and often highly controversial. The typical hallmarks of this style of mineralization include it's relationship to zones of strong deformation within mafic or ultramafic host rocks, large, well defined chemical alteration zones and typically elevated Pd:Pt ratios (>8-10:1). These deposits are thought to result from the remobilization of low to very low grade magmatic PGM mineralization into zones of structure deformation during regional metamorphism of PGM-bearing mafic intrusions. Under the proposed models the low grade, magmatic PGM mineralization is remobilized and redeposited in zones of structural dilatency during regional deformation. Pd, being the more mobile of the two main platinum group minerals, is remobilized in higher percentages leading to the elevated Pd:Pt ratios. Exploration criteria include the presence of large mafic intrusive systems effected by regional structural deformation, wide-spread evidence of hydrothermal activity within the deformation zone in the form of veining and alteration and elevated PGM background levels in the host intrusion. Based on it's high Pd:Pt ratio and the presence of wide-spread alteration of the host lithology the Lac Des Iles deposit has frequently been assigned to this class of deposits. Emerging theory, however, appears to suggest the Lac Des Iles deposit is a hybrid between this class of deposit and the Contact Breccia style of mineralization.

Lac Des Iles-type Deposits

PGM mineralization at Lac Des Iles is hosted by a large breccia zone developed within the marginal phase of the Mine Complex, a 2.5 x 1.5 km gabbroic intrusion which is part of the Lac Des Iles Suite of Intrusions. Mineralization occurs mainly in the form of sparsely disseminated chalcopyrite and pyrrhotite within varitextured gabbro/gabbro-norite which comprises the matrix to the breccia. The breccia itself is matrix supported with fragments ranging is size from several cm to over 30 metres. The fragments are dominantly comprised of gabbroic lithologies with lesser pyroxenite and rare ultramafic and wall rock fragments. The breccia body covers over an area in excess of 600 x 150 metres. Along the eastern contact of the breccia zone is a narrow (7-15 metre wide) band of pyroxenite which exhibits strong alteration and shearing. This pyroxenite zone hosts the highest-grade mineralization within the deposit and appears to have acted as a chemical/structural trap for mineralized fluids. There is evidence throughout the Lac Des Iles deposit of hydrothermal alteration in the form of chlorite, sericite and epidote which was generated either during or after deposition of the PGM mineralization. The varitextured nature of the gabbro matrix also suggests a significant role for volatiles during deposit formation. In general, the Lac Des Iles deposit appear to possess aspects of both the Contact breccia and Magmatic/Hydrothermal classes of deposits. There is no clear evidence to date for contamination or mixing (except possibly within the pyroxenite zone) playing a significant role in deposition of PGM's at Lac Des Iles. The other potential deposition mechanisms are pressure decrease and/or cooling of a PGM-bearing, volatile fluid phase, which could also be responsible for breccia development. Additional work on modeling this deposit is on-going. Important exploration criteria include evidence for volatile activity (varitextured/pegmatitic gabbro), breccia development, weak but pervasive alteration and low level sulphide mineralization.

7. Exploration and Mineralization on the Lac Des Iles Project

Since acquiring the various properties which comprise the Lac Des Iles Project New Millennium has undertaken 6 exploration programs on the Project which are summarized below.

Phase 1 - Prospecting and Mapping

Between May and July of 2000 New Millennium employed between 4 and 10 geologists and prospectors to undertake first pass prospecting and reconnaissance geological mapping over roughly 85% of the Lac Des Iles Project holdings. The Phase 1 prospecting and mapping program resulted in the discovery of two significant PGM showings, the discovery of two zones of PGM mineralization hosted in boulders and the location of four previously unmapped members of the Lac Des Iles Intrusive Suite.

This program consisted of widely spaced (200-500 metre) prospecting and mapping traverses across the known mafic intrusions in the Project area and through airborne magnetic features thought to be related to mafic intrusions. Grab samples were collected from all mafic outcrops examined as well as from sulphide mineralized mafic boulders located within the Project area. In total over 1,600 rock samples were collected and analyzed for Pt, Pd, Au, Cu and Ni. Of those samples collected 57, or slightly over 3.5%, returned values in excess of 100 ppb combined Pt+Pd+Au which is taken as representative of significant PGM mineralization.

Significant zones of PGM mineralization were discovered in outcrop at Powder Hill, on the Lac Des Iles River Property, and at Turtle Hill on the Shelby Lake Property (Figure 4). At Powder Hill 9 of 13 garb samples collected from an outcrop of chalcopyrite-mineralized leucogabbro breccia and varitextured gabbro returned values in excess of 1.0 g/T Pt+Pd+Au with a high of 1.81 g/T. Mineralization occurs in a breccia unit exposed over a 10 x 20 metre area on one corner of an isolated outcrop in the middle of a large sand plain. No other outcrops are present for over 400 metres in any direction from the discovery outcrop. The Powder Hill mineralization is hosted by the Towle Lake Intrusive Complex which is marked by a prominent northeast-trending magnetic anomaly


Shelby Lake Property
Turtle Hill
North Contact
Stocker
Vande
Demars
Stinger
Vande Property
PGM Showing
Powder Hill
Lac Des Iles River Property
Outline of Mafic Intrusion
Wakinoo
Wakinoo Property
Magnetic Trend
LDI Southern Block Showings, Properties and Intrusion Outlines
PGM:CDNX

Figure 4 - PGM Showings and Property Outlines - South Block - Lac Des Iles Project

PGM mineralization was also discovered in outcrop at Turtle Hill on the Shelby Lake Property (Figure 4). Here weakly disseminated chalcopyrite and pyrite mineralization occurs in a leucogabbro contact-style breccia along the northern contact of the Shelby Lake Complex. Values of up to 363 ppb Pt+Pd+Au were obtained from grab samples of the Turtle Hill breccia, which covers a minimum area of 55 x 15 metres.

Elevated Pt and Pd values were also returned from outcrop samples collected from apparently unmineralized pyroxenite outcrops on the Taman and Dog River Properties. Values of 329 and 192 ppb

Pt+Pd were obtained from samples of non-sulphide bearing medium-grained pyroxenite on the two properties, respectively.

In the northeast corner of the Lac Des Iles River Property a number of sulphide mineralized PGM-bearing boulders, known as the Stocker occurrence (Figure 4), were located during the Phase 1 program. Fourteen angular gabbro breccia and varitextured gabbro boulders sampled over an area of 20 x 50 metres returned values > 500 ppb Pt+Pd+Au. The mineralized boulders occur in a basal till horizon, range in size from 60 cm to over 1.5 metres and are very angular. Based on their mode of occurrence, angular nature and similarity to locally observed lithologies they are believed to be of local provenance. The mineralized boulders are part of an extensive field of mafic boulders in the Stocker area.

PGM mineralization in boulders was also detected on the Taman Property. Six gabbro/gabbro-norite boulders on the Taman property returned values > 200 ppb Pt+Pd+Au, with a high of 1.11 g/T Pt+Pd+Au. The mineralized boulders on the Taman property tend to be subangular, between 20 and 60 cm in size and occur in areas of the property where the basal till layer is exposed adjacent gneissic outcrops. To date similar lithologies to those hosting the mineralization in these boulders have not been observed in outcrop on the Taman Property.

The Phase 1 program also located previously unmapped mafic intrusions at Bullseye, Hammerhead, Taman East and Towle Lake. Several new outcrop occurrences of the Dog River intrusion were also located.

Phase 1 - Trench and Channel Sampling Program

Following completion of the Phase 1 mapping and prospecting program a limited program of mechanical outcrop stripping and channel sampling was conducted. Areas stripped and sampled included the Powder Hill Zone on the Lac Des Iles River Property, the Turtle Hill Zone on the Shelby Lake Property and an area of outcrop along the main access road on the Taman Property.

Powder Hill

At Powder Hill a 25 x 30 metre area was exposed at the west end of the main outcrop, as well as a 3 x 50 metre trench at the east end. As indicated above the a Pt-Pd mineralized zone was exposed over a 20 (NE-SW) x 10 metre area on the southwest corner of the Powder Hill outcrop. Subsequent channel sampling across this zone returned two mineralized intervals averaging 392 ppb Pt+Pd+Au over 2.0 metres and 124 ppb Pt+Pd+Au over 2.0 metres. The southern interval (392 ppb) is hosted by the varitextured leucogabbro matrix to a gabbro breccia unit. It is separated by two metres of barren fine-grained gabbro from the upper, or northern interval, which consists of blocks of the mineralized varitextured leucogabbro within a second generation breccia with the fine-grained gabbro as matrix. Based on these results, and failed attempts to locate additional outcrop, a program of I.P./Mag and drill testing was recommended

Turtle Hill

Stripping of a 55 x 15-metre area at Turtle Hill on the Shelby Lake Property exposed a gabbro breccia unit along the northern contact of the Shelby Lake intrusion. This gabbro breccia has a varitextured leucogabbro matrix and contains fragments of gabbro, gneiss and pyroxenite. Low level Pt-Pd mineralization is associated with sparsely disseminated chalcopyrite and pyrrhotite in the matrix of the Turtle Hill breccia. Of 57 one metre samples collected from the Turtle Hill breccia and an adjacent pyroxenite unit 21, or 37%, returned Pd values above the detection limit of 10 ppb, with a high of only 101 ppb Pt+Pd+Au over 1 metre. Grab samples from the discovery outcrop at Turtle Hill had returned values to 363 ppb Pt+Pd+Au. Additional prospecting and mapping along the northern contact of the Shelby Lake intrusion was recommended.

Taman Road Showing

A grab sample collected during the initial prospecting program on the Taman Property returned a value of 323 ppb Pt+Pd from a pyroxenite sample with no discernable sulphide. Based on this result a 141 metre long x 5 metre wide trench was dug along the south side of the main Taman access road through a number of small pyroxenite outcrops. One metre long channel samples were collected at 5 metre intervals along the main trench for a total of 37 samples. 17 of the 37 samples (46%) contained detectable Pd with a high of 92 ppb Pt+Pd+Au (over 1 metre). The highest-grade sample correlates with the location of the anomalous grab sample. No further work was recommended on this portion of the Taman Property

Phase 1- Geophysics

Based on the results of mapping and trenching in the Powder Hill area, and on the discovery of Pt-Pd mineralized boulders in the Stocker area, a two phase program of line-cutting and geophysical surveys (IP and Mag) were completed in late 2000 and early 2001. Extreme cold conditions and a lack of snow cover, which made for poor ground contact conditions, hampered these programs.

In December of 2000 Scott Geophysics Ltd. of Vancouver completed 26.8-line km of IP/Mag over the Powder Hill area and southwestern portion of the Lac Des Iles River Property. The IP survey was conducted using the pole-dipole array, an electrode spacing of 50 metres and "n" separations of 1-6. Magnetic readings were obtained at 25 metre intervals along the sample lines with fill-in at 12.5 metres in areas of steep gradients. Surveying was completed on northwest oriented cut lines spaced at 200 metre intervals.

The Powder Hill survey detected a moderately strong 600 x 200 metre chargeability anomaly located 100 to 300 metres south of the mineralized outcrop at Powder Hill with chargeability values ranging from 10 to 22 mV/Volt. A weaker anomaly, 8-10 mV/V, blankets the Powder Hill outcrop and extends for several hundred metres to the east and west beyond the limits of the survey area. The magnetic survey detected a very strong, northeast-trending magnetic high beneath cover immediately to the northeast of the Powder Hill outcrop and a second anomaly 300 metres south of Powder Hill. The southern magnetic anomaly correlates with the known trend of turbidite-hosted iron formation, but the northeastern anomaly could not be correlated with any known outcropping unit. Based on these results drill testing of the chargeability features was recommended (see below - Phase 1 Powder Hill Drilling).

The second portion of the planned IP/Mag survey was completed by Geosig Inc. of Sainte-Foy, Quebec. The change in contractors was necessitated due to the high costs of the initial survey and the availability of a Geosig crew in the survey area. The survey was conducted using identical survey parameters and similar instrumentation such that the results should be directly comparable. In total Geosig completed 28.8-line km of IP and Mag over the area that included the Stocker boulder field and the Turtle Hill Zone.

The Geosig (Stocker) IP survey identified a number of narrow northeast-trending zones of weakly anomalous chargeability, at least four of which are interpreted to be in the up-ice direction from the Stocker boulder field. The strongest of these anomalies occurs 300 to 900 metres to the northeast of the Stocker boulders and is 50 to 100 metres wide. It reaches maximum chargeability values of 10.5 mV/V. This anomaly appears to be coincident with the north flank of a magnetic high. No anomaly was detected over the Turtle Hill Zone. Trenching and detailed mapping were recommended as a follow-up to the IP survey.

Phase 1 Drilling - Powder Hill Drilling

Between February 1 and March 12 of 2001 a 12 hole diamond drilling program was carried out in the Powder Hill area. The purpose of this drill program was to test the known bedrock mineralization at Powder Hill and the chargeability anomalies detected by the Scott geophysical survey south of Powder Hill. In all 12 holes totaling 1043 metres were completed in and around Powder Hill.

Nine of the twelve holes drilled intersected stratiform Pt-Pd mineralization belonging to the Powder Hill Zone. The mineralized intercepts in holes PH 1, 2, 4 and 7-12 are shown in the table below. Hole PH-3 was drilled into footwall lithologies, overshooting the Powder Hill Zone by a matter of 2-3 metres. Holes PH 5 and 6 tested the previously mentioned chargeability anomaly south of Powder Hill. These holes intersected numerous cm-scale bands of disseminated to semi-massive pyrrhotite spread over a 20-25 metre interval in turbiditic sediments south of the southern contact of the Towle Lake Complex. These pyrrhotitic bands are interpreted to be the source of the IP anomaly.

New Millennium Metals Corporation								
Powder Hill Zone - Drill Intercepts and Results								
Hole Number	**Grid Easting**	**Grid Northing**	**Intersection**	**Core Length**	**Pd g/T**	**Pt g/T**	**Au g/T**	**Pt+Pd+Au g/T**
PH-11	1800W	450S	35.5-37.0 m	1.5 m	0.59	0.05	0.08	**0.72**
PH-10	1900W	450S	36.5-42.15 m	5.65 m	0.91	0.16	0.10	**1.17**
		including	*38.1-39.7 m*	*1.6 m*	*1.61*	*0.26*	*0.17*	***2.04***
PH-12	1950W	525S	93.7-96.1 m	2.4 m	1.30	0.25	0.11	**1.66**
PH-04	2000W	475S	55.0-59.8 m	4.8 m	0.51	0.13	0.07	**0.71**
PH-02	2100W	435S	28.0-29.25 m	1.25 m	0.79	0.14	0.07	**1.00**
PH-01	2100W	475S	63.0-64.0 m	1.0 m	0.40	0.10	0.02	**0.52**
PH-07	2200W	450S	24.8-26.2 m	1.4 m	1.69	0.29	0.06	**2.04**
PH-08	2300W	475S	65.2-67.8 m	2.6 m	1.55	0.25	0.10	**1.90**
		including	*65.8-67.0*	*1.2 m*	*2.40*	*0.29*	*0.14*	***2.83***
PH-09	2400W	465S	69.2-70.2 m	1.0 m	0.13	0.02	0.02	**0.17**

All drill holes were collared to the southeast of Powder Hill and drilled to the northwest at dip angles of 45 degrees. Based on intercepts in holes 1-2 and 10-12, which were drilled to form two small sections, the mineralized zone has an irregular shape and dips to the southeast at between 55 and 60 degrees. As a result the mineralized intercepts in the table above likely overstate the true thickness of the zone by an order of 5-7%.

Samples of spilt drill core were collected at one metre intervals, or as dictated by changes in lithology/mineralization, throughout the sulphide mineralized portions of each drill hole. In addition, one metre samples were collected from all lithologies to aid in detection of non-sulphide related mineralization. All core was mechanically split on site, collected and sealed in large poly bags and then transported to Thunder Bay. From Thunder Bay samples were shipped in burlaps bags to XRAL's laboratory in Rouyn-Noranda, Quebec via truck. Samples were analyzed for Pt, Pd, Au, Cu and Ni. Contract geologist Richard Mann, under the direct supervision of the author, conducted the sampling.

Drilling intersected a stratiform zone of Pt-Pd-Au-Cu mineralization across 600 metres in strike length. The zone remains open both along strike (065 degrees) and downdip. The Powder Hill Zone mineralization, as discussed above, consists of medium-grained, disseminated chalcopyrite and pyrite hosted by the varitextured leucogabbro matrix to a stratiform breccia unit. The mineralization occurs at the base of the breccia unit where it is in intrusive contact with a younger fine-grained leucogabbro (to the southwest) or a magnetite-bearing ferrogabbro (to the northeast). Fragments of mineralized breccia are observed in the younger intrusive lithologies in outcrop and drill core. The Powder Hill mineralization is located within a broad, low-level IP anomaly, which includes the ferrogabbro and part of the metasedimentary sequence to the south.

Phase II - Mapping and Prospecting

Based on the results of the Powder Hill drill program, which indicated a stratiform zone of mineralization within the Towle Lake Intrusive Complex, a detailed program of mapping and prospecting was undertaken along the 13 km long portion of the Towle Lake Complex on the Lac Des Iles River and Shelby Lake

Properties. In total 90 man-days were spent mapping and prospecting along chain and compass lines across the Towle Lake Complex. Lines were placed at 100 metre intervals and sample/outcrop locations were controlled by GPS. All data was digitally recorded.

This program led to the discovery of the Stinger Zone mineralization. The Stinger Zone is located within the central portion of the Towle Lake Complex, 6.5-km northeast of Powder Hill. Initial grab sample results from the 2x3 metre discovery outcrop ranged from a low of 37 ppb Pt+Pd to a high of 7.47 g/T Pt+Pd+Au. In addition to the high-grade mineralization at the discovery showing low level (35-75 ppb) Pt and Pd mineralization was detected in several intrusive lithologies for over a km to the northeast and 300 metres to the southwest of the Stinger Zone within the Towle Lake Complex.

Pt-Pd mineralization at the Stinger Zone is associated with 1-5% fine-grained disseminated chalcopyrite and pyrrhotite. The sulphide mineralization is hosted by pyroxenite and hornblende leucogabbro. The highest-grade mineralization occurs within the leucogabbro where it is contact with pyroxenite. The leucogabbro hosts fragments of pyroxenite, and is clearly the later of the two phases. The rounded nature of the pyroxenite fragments and the diffuse nature of the contacts between the two units indicates that the pyroxenite was only partially solidified when intruded by the leucogabbro.

Based on the high-grade nature of the Stinger mineralization and the lack of outcrop in the immediate area a program of mechanical stripping and sampling was proposed and undertaken.

Phase II - Mechanical Stripping - Stinger Discovery

In October of 2001 a program of mechanical stripping and channel sampling was completed in the Stinger Discovery area. In total five areas were excavated and sampled. A 65 x 20 metre area was stripped along strike (055 degrees) over the discovery showing (main trench), a 4 x 55 metre trench was cut across strike and up-section at the east end of the main trench and a similar trench some 4 x 90 metres was cut across strike and up-section at the east end of the main trench. In addition to these areas 4-5 metre wide trenches were cut 150 metres northeast and southwest of the discovery outcrop. The western trench covered roughly 90 metres of stratigraphy and the eastern trench cut across 112 metres of stratigraphy.

Stripping of the main trench exposed three bands of Pt-Pd mineralized leucogabbro, varying from 0.4 to 2.5 metres in thickness, cutting fine-grained pyroxenite over a 4 to 6.5 metre width for 55 metres along strike. Disseminated sulphide mineralization is present throughout this interval and several channels were cut across the main trench outcrop. The results of this sampling are provided in the table below along with the channel locations relative to the discovery outcrop. Samples were collected from saw cut 5-7 cm wide, continuous channels across the strike of the mineralized units. Sample intervals varied as a function of variations in mineralization and lithology, but seldom exceeded one metre. The mineralized stratigraphy appears to dip at 65-70 degrees to the southeast. The majority of the channel samples were collected along a relative steep incline to the northeast such that sample intervals approximate true width within 5%.

Sulphide mineralization in the discovery outcrop is heaviest in at the base (northern contact) of the southern most leucogabbro band. This was the location of the initial high-grade grab samples. A 30 cm to 1.7 metre band of high-grade mineralization (> 2.9 g/T Pt+Pd+Au) is present at this level across the entire outcrop. Typically individual leucogabbro bands return grades in excess of 1 g/T combined with the interveining pyroxenite intervals return several hundred ppb Pt+Pd+Au.

At both the east and western ends of the main trench steeply dipping, ductile faults were encountered. While these faults appear to have only limited (>10 metre) horizontal displacements the amount of vertical displacement is unknown. Only low-grade mineralization (>300 ppb Pt+Pd+Au) was detected in similar looking leucogabbro west of the western fault. The eastern fault is located along the edge of the main trench and as such only a six channel samples were collected to the east of it. Five of these samples showed anomalous Pt and Pd values (40 to 130 ppb Pt and 128 to 610 ppb Pd) so it is clear that the mineralized system continues to the east.

Stinger Channel Sample Results

Channel #	Interval	Location	Au ppb	Pt ppb	Pd ppb	Pt+Pd+Au g/T	Pd:Pt
1	4.8 m	3.5E	66	159	852	1.08	5.36
2	2.5 m*	0	68	303	1748	2.12	5.77
3	4.7 m	15E	72	149	785	1.01	5.27
including	2.2 m		97	195	1090	1.38	5.58
4	6.4 m	25E	108	177	1067	1.35	6.02
5	4.6 m	45E	133	301	1589	2.02	5.28
including	1.7 m		278	639	3269	4.19	5.12
6	4.1 m	55E	78	221	1131	1.43	5.11

* Channel 2 failed to sample the entire mineralized interval

Anomalous Pt and Pd values (> 75 ppb combined) were detected over a forty-two metre interval stratigraphically above the level of the main zone in the cross-strike trench at the east end of the main trench. Anomalous Pt+Pd mineralization was detected in pyroxenite, ferrogabbro and coarse-grained leucogabbro in this trench. Values appear to correlate with the presence of very fine-grained disseminated chalcopyrite +/- pyrrhotite. A continuous channel sample ran the length of this trench.

Only 8 channel samples were collected from the cross-strike trench at the west end of the main trench due to time and budget considerations. Of these only one sample returned strongly anomalous values, 950 ppb over one metre from a chalcopyrite mineralized pyroxenite sample.

Samples collected from the eastern step-out trench returned elevated Pt+Pd values over a 22 metre interval ranging from 50 ppb to 399 ppb Pt+Pd+Au. The leucogabbro in this trench, thought to correlate with the mineralized leucogabbro in the main trench is noticeable more felspathic and no pyroxenite is present in the eastern trench.

Results from the western step-out trench show only weakly elevated values locally with a high of 105 ppb Pt+Pd+Au. As in the eastern step-out the leucogabbro in the western step-out is strongly felspathic and locally almost anorthositic.

Based on the results obtained to date in the Stinger area high-grade Pt-Pd mineralization appears to have occurred as a result of mixing between an early Pt-Pd mineralized pyroxenitic magma and a slightly later hornblende leucogabbro magma pulse which also contained elevated PGM values. Where these two have mixed higher grades are developed than in the units separate from each other. In the main trench area mixing appears to have occurred over a 4 to 6.5 metre interval. Subsequent magmatic activity and later deformation and dyking have diluted and offset the mineralized sequence in the discover area.

The high grade and apparent stratiform nature of the Stinger Zone mineralization and the style of mineralization is considered to be very encouraging. Additional trenching and a small (1000-1200 metre) program of closely spaced diamond drilling are recommended as the next step in testing this target.

8. Sampling Methodology and Data Verification

Several types of rock samples have been collected during the Lac Des Iles Project to date. Outcrop grabs samples were collected from the majority of mafic intrusive outcrops mapped within the Project area. Sample location was often based on the availability of an angular face as many of the outcrops in the project area are strong rounded and difficult to sample. Once a sample location was selected a 10-20 cm sample was hammered off, taking care to include as little weathered material as practical, and then placed in a standard plastic sample bag along with an assay tag. The sample number was also written on the sample bag with waterproof marker. Each sample locality was noted along with GPS coordinates, sample number, rock type sampled and presence of obvious mineralization (including nature of mineralization and percentage) in a water-resistant field book. The recorded information was transcribed into a digital database on a nightly basis. Samples were sealed with flagging tape in the field, transported to camp and then delivered to Accurassay in Thunder Bay by truck in batches of 100-300 samples. Either the author or field supervisor Darren Senft conducted sample delivery. Assay results were delivered by hand to the author or Mr. Senft and then emailed to New Millennium's Vancouver office. Float samples were collected and treated in the same manner with only angular to sub-angular mafic intrusive boulders > 20 cm in size being selected for sampling.

Channel samples collected from stripped outcrops were cut using a gas-powered diamond blade saw. Typically channels were cut continuously across strike in the exposed area. Samples range in length from 30 cm to 2.0 metres as a function of variations in lithology, mineralization and structure. A typical channel is 5 cm wide and 6 to 7 cm deep. Sample collection and delivery are the same as described above.

Core samples were collected from split, or in some cases sawn, halves of drill core. In all cases one half of the drill core was retained for future study/sampling. Drill core is currently stored in the field and at New Millennium's Thunder Bay warehouse. Core samples also varied in length as a function of lithology, mineralization and structure, but in all cases did not exceed 1.5 metres. All core drilled to date on the Lac Des Iles Project has been BQ-sized. Core samples were transported by the author to Manitoulin Transports docking facility in Thunder Bay and then shipped by transport to XRAL assay labs in Rouyn-Noranda, Quebec.

Outside of the check assaying and duplicate analysis (every 10th sample) normally completed by the analytical facilities no systematic program of data verification was undertaken. Analysis of randomly inserted duplicate samples did not yield any significant discrepancies and a single batch of twelve samples collected from throughout the project area and submitted to a third analytical facility (Chemex) returned values within 3-4% of those obtained from the two facilities utilized (XRAL, Accurassay) for the bulk of the samples.

9. Sample Preparation and Security

Standard sample preparation techniques were applied to all samples collected from the Lac Des Iles Project. Both XRAL and Accurassay use chrome steel crushers and milling equipment to reduce field collected samples. Samples are initially dried and then crushed to 90% < 2 mm. Both labs then riffle a subsample of approximately 300 g sample for grinding to 90% -200 mesh. Both facilities utilize chrome-steel grinding ring and puck mills to grind the sample. In both labs sample crushing and grinding equipment is cleaned with silica sand between each sample to minimize cross-contamination.

Samples sent to the Accurassay facilities in Thunder Bay underwent Lead Fire Assay analysis with an atomic adsorption finish for Pt, Pd and Au. Detection limits were 5 ppb, 15 ppb and 10 ppb for Au, Pt and Pd respectively. XRAL utilized lead fire assay with an instrumental neutron activation finish to achieve detection limits of 1 ppb, 10 ppb and 1 ppb for Au, Pt and Pd. Ni and Cu at Accurassay were analyzed by fire assay with an AA finish and detection limits of 1 ppm for each element. XRAL utilized aqua regia digestion and ICP analysis for Cu and Ni with detection limits of 2 ppm.

Sample collection and delivery has been discussed above. At the current time pulps and rejects from all samples collected from the Lac Des Iles Project are stored with the analytical facilities in question. The only significant discrepancies in sample analysis or reporting noted during the course of the exploration program were clerical in nature relating to transposition of sample numbers and omission of sample results. Of the two facilities more errors of this type were noted in the data received from Accurassay.

10. Interpretation and Conclusions

Exploration activities completed to date on the Lac Des Iles Project have been successful in demonstrating the potential of the Project holdings to host a number of styles and zones of Pt-Pd-Au mineralization. Significant discoveries at Powder Hill and Stocker on the Lac Des Iles River Property and Stinger, Turtle Hill and North Contact on the Shelby Lake Property indicate that the host Shelby and Towle Lake Intrusive Complexes provided suitable conditions for the concentration of platinum group metals into sulphide phases during their magmatic history. Mineralized boulders on the Taman property and no-seeum, pyroxenite-hosted mineralization on the Dog River and Taman properties are also indications of magmatic PGM concentration in the Taman and Dog River intrusions.

The mineralized zone developed within the Contact Breccia Phase along the northern contact of the Shelby Lake intrusion, which includes the Stocker, North Contact and Turtle Hill zones, appears to have developed as a result of contamination of the border phase of the intrusion by incorporation of the gneissic country rock. This contact breccia style of PGM mineralization occurs over at least 2.3 km on the Lac Des Iles River and Shelby Lake Properties and is open-ended. While this style of mineralization has not previously been documented in the Lac Des Iles District the strike length between mineralized showings, the degree of overburden cover between known zones of mineralization and the presence, at least locally, of potentially economic grades of mineralization require that this zone be investigated in much greater detail.

The stratiform and breccia-hosted nature of the Powder Hill Zone mineralization marks it as similar in nature to the Contact Zone discussed above. Mineralization at Powder Hill occurs less than 50 metres inside the host Towle Lake Intrusive Complex and is hosted by a varitextured leucogabbro which shows evidence of volatile involvement during crystallization. The volatiles may have been in part generated by incorporation of the sulphur and iron-bearing sedimentary lithologies from the adjacent metasedimentary sequence. Indeed xenoliths of iron formation are found in the fine-grained gabbro in the Powder Hill footwall. The presence of mineralized varitextured gabbro fragments within the footwall unit at Powder Hill implies that the Powder Hill Zone may have been thicker, at least locally, than the intersections observed to date. Combined with the presence of elevated PGM values in the Powder Hill hanging wall up to 50 metres above the main zone there is potential for the zone to increase in width, and potentially also in grade, both along strike and downdip.

The discovery and examination of the Stinger Zone adds considerably to the potential of the Lac Des Isle Project holdings. Initial interpretation, based on field observations, indicate the Stinger Zone mineralization resulted from the mixing of two PGM-enriched magmatic phases, a process that is hypothesized to have produced the massive Bushveld and Stillwater PGM deposits. The demonstrated mixing between the leucogabbro and pyroxenite phases at Stinger indicates previously unrecognized potential for magma-mixing type PGM targets within the Towle Lake Complex and throughout the Lac Des Iles District. The fact that this process has produced some of the highest PGM grades seen in the District to date is especially encouraging. Considerable effort is required to determine the significance of this new discovery.

Outside the southern block, Lac Des Iles River, Shelby Lake and Vande, the Lac Des Iles Project holdings are at a very early stage of exploration. Given the degree of success on these three properties there is every reason to believe that additional discoveries of PGM mineralization can be made within the balance of the project holdings as more detailed exploration is conducted.

11. Recommendations

Based on the results achieved to date it is strongly recommended that exploration continue on all areas of the Lac Des Iles Project underlain by members of the Lac Des Iles Suite. Specific recommendations are detailed below. An effort should be made to eliminate those holdings within the Project which do not appear to cover mafic intrusive rocks. In particular, it is recommended that the Senga East Property be abandoned and that large portions of the Senga and Tib Properties also be allowed to lapse on their anniversary dates. An effort should, however, be made to maintain the contiguous nature of the project holdings to allow for the efficient use of available exploration assessment credits.

With regard to the specific properties, progressing from south to north, the following exploration recommendations are made:

Vande Property - First phase prospecting and reconnaissance mapping are recommended. Activities should focus on identifying the southern contact of the Towle Lake Intrusive Complex on the Property and testing any and all mafic intrusive lithologies for PGM's. Some attention should also be paid to sulphide+amphibole-bearing portions of the main iron formation on the Property which has returned elevated Pt and Au values on the Lac Des Iles River Property.

Shelby Lake Property - Additional mechanical stripping/channel sampling are recommended for the Turtle Hill, North Contact and Stinger Zones. In all three cases results to date warrant initial drill testing to determine variability and extent of observed PGM mineralization. In total a minimum of 1000 metres of drill is recommended (Stinger 600, North Contact 200, Stocker 200). Additional detailed mapping is required along the north and southern contacts of the SLC and TLC and throughout the Stinger area.

Lac Des Iles River Property - Additional drill testing, minimum of 1000 metres, is strongly recommended for the Powder Hill area to test for increases in width and/or grade of the Powder Hill Zone. In particular, drilling should focus on the eastern extension of the zone where the hanging wall appears to be increasing in thickness and where the chargeability anomaly appears to be widening and increasing slightly in strength. Additional effort should also be made to trench in the immediate vicinity of the Stocker boulders and extend the Contact Breccia Phase of the Shelby Lake Complex onto the Lac Des Iles River Property. Two areas of breccia and one of varitextured gabbro located along the Towle Lake Complex between Powder Hill and Stinger are also recommended for trenching.

Wakinoo Property - Detailed mapping is required to determine if a portion of the Tolwe Lake Complex is located on the Wakinoo property. If this is not the case the property should be allowed to lapse.

Hottah Property - A short program of mapping and sampling is required to determine the extent of the Demars Lake intrusion on the Property. The Property should be maintained as it provides an essential link for spreading assessment credits between the northern and southern holdings.

Taman East Property - Detailed mapping is required to determine the extent of and evaluate the potential of the Taman East Intrusion. The shallow overburden cover in the area would be amenable to trenching and potentially to soil sampling as a means of providing additional information.

Taman Margin Property - Detailed mapping and boulder sampling is required determine if there are mafic intrusive rocks on the Taman Margin Properties and to aid in locating the source of the mineralized boulders discovered on the Taman Property.

Taman Property - Detailed mapping is required on the northern half of the Taman Property. Unfortunately, given the extensive nature of the overburden in this portion of the Project area the only effective means outside surface mapping of evaluating the potential of the Taman intrusion may be through geophysical surveys. As a first pass a ground magnetic surveys over the 2x3 km Taman Intrusion should be considered as there is no modern airborne magnetic coverage in this area. Selected IP lines should also be considered along the eastern side of the intrusion which appears to be the most likely source of the mineralized boulders on the Property.

Senga Property - That portion of the Senga Property which covers the north-south trending mafic dyke and the dyke suite at the south-end of Buck Lake should be maintained, although no work is recommended at the current time. The balance of the property should be allowed to lapse.

Senga East Property - The property should be allowed to lapse

Buck East Property - Detailed mapping is required to determine what portions of the Dog River and/or Buck Lake intrusions underlay the property. A limited program of trenching in the northeast corner of the property may be necessary to determine if the property covers a portion of the Buck Lake Intrusion. If it covers neither the property should be returned to the vendor.

Dog River Property - Given the size of the Dog River intrusion the lack of mineralization discovered to date is surprising. A detailed program of mapping is recommended for the intrusion. In the southern portion of the intrusion, where second growth forest is extremely tight, line cutting in advance of mapping is recommended. In addition expanded soil sample coverage may aid in developing additional targets for more detailed work.

Tib Property - Additional prospecting and mapping is required over large areas of the Tib Property. The work completed to date has not been conducted in a manner to allow for an evaluation of the potential of the property. The discovery of the Hammerhead Breccia may indicate that mafic rocks are more prominent than initial work has indicated. Those portions of the property which have received adequate work and host no mafic rocks should be allowed to lapse except for those claims adjoining Houston Lake's Tib Property holdings to the north.

Milford Bullseye - The magnetic expression of this intrusion is quite small and a three to four day effort to map this area in detail should be sufficient to determine if this property should be retained or returned to the vendors.

While specific budget numbers are not provided a minimum exploration budget of $500,000 dollars will be required to move the project through the recommendations made and onto the next stage of exploration. Work to date has demonstrated the high discovery potential of the project holdings and the cost effectiveness of exploration in this area of Ontario. The Lac Des Iles Project remains one of the most promising Pt-Pd exploration projects in this area of Ontario.

12. References

Bruggmann, G.E., Reischmann, T., Naldrett, A.J. and Sutcliffe, R.H., 1997. Roots of an Archean volcanic arc complex: the Lac Des Iles area in Ontario, Canada. Precambrian Research, vol. 81, p 223-239.

Sutcliffe, R.H. 1986. Regional Geology of the Lac Des Iles area, District of Thunder Bay. Ontario Geological Survey Miscellaneous Paper 132, p. 70-75.

Statement of Qualifications

I ,Darin W. Wagner of 12211 210th Street, Maple Ridge, B.C. do hereby certify that:

1. I am employed by New Millennium Metals Corporation as Vice-President, Exploration, am an officer of said company and have been since March 2000
2. I have been employed as a practicing geologist since 1991 in British Columbia, Ontario, the Northwest Territories and Overseas
3. I received a B. Sc. degree in Geology from the University of Waterloo in 1989
4. I received an M. Sc. degree in Geology from Carleton University in 1993
5. Have submitted an application to become a member of the Association of Geoscientists of Ontario which is pending approval
6. I have personal supervised and been responsible for exploration on the Lac Des Iles Project from the outset and as such have knowledge of the facts enclosed and believe them to be true
7. I am the holder of 70,000 outstanding share options in New Millennium Metals Corporation

Signed: "Darin Wagner" Date: "December 13, 2001"

Darin W. Wagner, M.Sc.

NTS: 41 I/5

TECHNICAL REPORT AND EXPLORATION UPDATE

On the

AGNEW LAKE PROPERTY

CLAIMS – Sudbury Mining Division:

PREPARED FOR

NEW MILLENNIUM METALS CORPORATION

Author: Darin W. Wagner, M.Sc.
Vice-President, Exploration

Date: December 11, 2001

GLOSSARY OF TERMS

Except as otherwise identified, the following terms, when used herein, shall have the following meanings:

"Au" refers to gold.

"cm" refers to centimetres.

"Common Shares" refers to the common shares in the capital of the Company.

"Company" refers to New Millennium Metals Corporation or its predecessor company, Harvey Creek Gold Placers Ltd., as applicable.

"Cu" refers to copper.

"Exchange" refers to the Canadian Venture Exchange or its predecessor, the Vancouver Stock Exchange.

"exploration stage" refers to the stage where a company is engaged in the search for minerals deposits (reserves) which are not in either the development or production stage.

"gossanous" refers to a rock outcrop that is strongly stained by iron oxides.

"g/t" refers to grams per tonne.

"ICP" refers to inductively coupled plasma, a laboratory technique used for the quantitative analysis of samples (soil, rock, etc.) taken during field exploration programs.

"IP survey" refers to induced polarization survey, a geophysical method of exploring an area in which physical properties relating to geology are measured.

"m" refers to metres.

"magmatic" means pertaining to magma, a naturally occurring silicate melt, which may contain suspended silicate crystals, dissolved gases, or both; magmatic processes are at work under the earth's crust.

"Pd" refers to palladium.

"PGM" refers to platinum group metals, ie. platinum and palladium.

"PGE" refers to mineralization containing platinum group elements, ie. platinum and palladium.

"ppm" refers to parts per million.

"ppb" refers to parts per billion

"Pt" refers to platinum.

"Rh" refers to rhodium, a platinum metal. Rhodium shares some of the notable properties of platinum, including its resistance to corrosion, its hardness and ductility.

"ultramafic" refers to refers to types of rock containing relatively high proportions of the heavier elements such as magnesium, iron, calcium and sodium; these rocks are usually dark in color and have relatively high specific gravities.

Table of Contents:

****

List of Figures

****

List of Tables

* * * * * * * * *

NEW MILLENNIUM METALS CORP.

TECHNICAL REPORT – UPDATE

AGNEW LAKE PROJECT

DECEMBER, 2001

SUMMARY

The Agnew Lake Pt-Pd Property covers the entirety of the Paleoproterozoic Agnew Lake (Shakespeare-Dunlop) mafic intrusion. The Agnew Lake Property has been the focus of on-going Pt-Pd exploration activities by New Millennium since early 1999. The property is currently being explored by Pacific Northwest Capital Corporation (PFN) under a three way option/joint venture agreement between PFN, New Millennium and Kaymin Inc., a subsidiary of Anglo American Platinum (Amplats). Work on the property, including line cutting, induced polarization and magnetic surveys and diamond drilling was on-going on the property at the time of writing.

The exploration activities to date indicate that significant Pd-Pt+/-Au mineralization is present along the marginal zone of the Agnew Lake Intrusion. To date, 6 zones of Pt-Pd-Au mineralization (A, B, B2, C, D and Mong Lake Zones) have been identified along the lower contact of the intrusion. These zones take the form of weakly disseminated sulphide mineralization hosted by varitextured gabbro and gabbro breccia zones located with 150 metres of the basal contact of the intrusion, which stretches for over 13 km on the Agnew Lake Property. In addition, elevated PGM values have been returned from a number of stratigraphic levels within the intrusion, which may represent lithologically controlled, "reef-style" mineralization.

Previous work by BP Resources (1987-90) on these mineralized zones included surface grab sampling and diamond drilling of the A, B, C and D zones. Surface sampling during this program indicated the presence of wide-spread but erratic Pt-Pd-Au mineralization in each of the zones. Grab sample collected from each of the mineralized zones returned grades in excess of 2.5 g/T Pt+Pd with a high of 8.4 g/T Pt+Pd. In total BP collared 28 diamond drill holes and completed 4801 metres of diamond drilling on the property. Significant drill intercepts from this program include 5.89 g/T Pt+Pd over 1 metre from the D Zone and 2.62 g/T over 1 metre in from the B Zone. Both of these higher-grade intercepts occur within broad (10-20 metre) packages of lower grade Pt-Pd mineralization.

The Bye zone, discovered in 1999, is a zone of high grade PGE-Au mineralization hosted by a Nipissing gabbro sill located east of the main Agnew Lake Intrusion. Prospecting in the Bye showing area has returned Pd+Pt values in excess of 5 g/T from grab samples. Follow-up drilling intersected 890 ppb Pt+Pd +Au over a width of 3 metres.

Ongoing exploration work conducted by Pacific Northwest Capital is targeting the mineralized zones near the basal contact of the Agnew Lake Intrusion. Trenching, channel sampling, IP and magnetometer surveys completed to date have identified an number of targets along the basal contact which will be tested by diamond drilling in late 2001 or early 2002.

It is the conclusion of the author that the Agnew Lake Property has to demonstrate significant PGM mineralization and has every potential to move to the next phase of exploration. The presence of numerous mineralized zones along several kilometers of the basal contact of the intrusion provides good evidence of a very large PGE mineralizing system, of the scale thought necessary to produce economic grade mineralization.

It is recommended that drill testing proceed on all geophysical and geological targets generated to date over the next 18 months in systematic order from the A and B2 zones, where the majority of the detailed work has been completed to date, through the C and D zones and on any targets generated by the on-going exploration activities. Given the somewhat erratic nature of the mineralization and the unclear nature of the local geological controls on said mineralization initial drill testing should be conducted on a closely spaced grid (maximum 100 metre centers) utilizing NQ diameter core to insure sufficient sampling.

1. Introduction and Terms of Reference

The author was requested to prepare a technical report on New Millennium Metals Corporation's Agnew Lake Property for the purpose of supplying up to date and material information on the Project. The technical report will provide information for, and serve as a back up to, an Information Circular to be provided to shareholders as part of a proposed merger between New Millennium Metals Corporation, hereafter referred to simply as "the Company", and Platinum Group Metals Limited, both CDNX listed junior exploration companies.

The information herein is the result of three field seasons of exploration on the Agnew Lake Property by the current holders and a historical record of exploration on the property dating back to 1954. The author briefly supervised exploration activities on the property in 1999 and has been responsible for monitoring exploration on the property by Pacific Northwest Capital since mid-2000. The author last visited the property in July of 2000.

This report has been prepared using assessment data publicly available through the Ontario Department of Northern Development and Mines offices in Sudbury, private exploration data provided to the Company by the underlying vendors of the property, reports and data generated by the Company and technical reports and exploration summaries prepared by Pacific Northwest Capital and provided to the company under the terms of the joint venture agreement between the two parties.

2. Disclaimer

This report relies in large part on information provided to the author by contract staff in the employee of Pacific Northwest Capital Corporation. The author has not had the opportunity to visit the Agnew Lake Property since July of 2000 and as such any information contained herein generated after that date, and conclusions/recommendations based on such data are a function of the accuracy of the information provided to the author.

All reports to date provided by Pacific Northwest Capital to the Company have been authored by contract geologist Mr. Grant Moure, M.Sc., under the supervision of contract exploration manager Mr. Scott Jobin-Bevans, M.Sc.

3. Property Description and Location

The Agnew Lake Property is situated in the Sudbury Mining District of Ontario, in Shakespeare, Dunlop, Shibananing, Porter and Gough Townships (NTS sheet 41I/5). The Agnew Lake

Property lies 70 km west-southwest of the city of Sudbury, and 9 km north of the village of Webbwood (Figure 1).

The Property consists of four principal, contiguous claim blocks, which together cover the entirety of the Agnew Lake Mafic Intrusion and Pd-Pt-Au showings hosted by Late Proterozoic


LOCATION MAP
QUEBEC
U.S.A.
MAP AREA
New York
Superior Province
Southern Province
Grenville Front
River Valley Intrusion
Drury Township Intrusion
Rathburn Lake Intrusion
Sudbury Structure
Sudbury
East Bull Lake Intrusion
Agnew Intrusion
May Township Intrusion
NEW MILLENNIUM METALS CORPORATION AGNEW LAKE PROPERTY
Grenville Province
Pt, Pd Discoveries
km 0 20 40
miles 0 5 10 15 20 25

Figure 1: East Bull Magmatic Suite and Agnew Lake Property Location

Nipissing gabbro sills. The Northern Block, consisting of 191 contiguous claims totaling 3,056 hectares, was obtained through an option agreement with Mr.'s Don Hawke and Greg Campbell (see below). The Southern Block consists of 16 claims totaling 2,760 hectares. This area was acquired by staking and is 100% owned by New Millennium Metals Corporation. A third block of claims was staked in 2000 by Pacific Northwest Capital and became part of the Agnew Lake Property as per the terms of the joint venture agreement. The fourth block are the ProAm claims acquired in September of 2000 through a three way joint venture between the Company, Pacific Northwest Capital Corporation and ProAm Exploration Limited of Vancouver. The ProAm property consists of 3 claim blocks totaling 656 hectares.

A. Property Agreements

Pursuant to an option agreement dated March 1, 1999 (the "Agnew Agreement") between Harvey Creek Gold Placers Limited (subsequently New Millennium Metals Corporation), Donald Hawke and Gregory Campbell (collectively, the "Agnew Optionors"), the Company was granted the sole and exclusive right and option to acquire up to a 99% interest in and to the Agnew Lake Property. The Agnew Lake Property initially comprised of 201 mineral claims totalling 3,216 hectares overlying a mafic intrusive complex located near Sudbury, Ontario. The Company exercised its option by paying the Agnew Optionors $15,700 and issuing an aggregate of 10,000 shares in the capital of the Company on April 27, 1999. In order to earn the first 51% interest (the "First Option") in and to the Agnew Lake Property, the Company must incur expenditures of not less than $1 million by no specific date on the Agnew Lake Property and pay the Agnew Optionors additional consideration as follows:

(a) Cash payments totalling an aggregate of $155,000 over a five-year period as follows:

(i) $25,000 on March 1, 2000; (paid)
(ii) $25,000 on March 1, 2001; (paid)
(iii) $25,000 on March 1, 2002;
(iv) $35,000 on March 1, 2003; and
(v) $45,000 on March 1, 2004.

(b) 90,000 Common Shares as follows:

(i) 15,000 Common Shares if and when the first phase of an exploration program on the Agnew Lake Property has been completed and a duly qualified engineer or geologist shall have recommended that a second phase of exploration on the Agnew Lake Property or a part thereof be undertaken but in any event no later than September 1, 1999. The exploration program was commenced but not completed prior to September 1, 1999. The 15,000 Common Shares were issued on August 17, 1999;

(ii) 25,000 Common Shares if and when the second phase of an exploration program on the Agnew Lake Property has been completed and a duly qualified engineer or geologist shall have recommended that a third phase of exploration on the Agnew Lake Property or a part thereof be undertaken but in any event no later than March 1, 2000. The 25,000 Common Shares were issued on February 29, 2000; and

(iii) The balance of 50,000 Common Shares if and when the third phase of an exploration program on the Agnew Lake Property has been completed and a duly qualified engineer or geologist shall have recommended that a further program of exploration on the Agnew Lake Property or a part thereof be undertaken or recommends that a study to determine the feasibility of commercial production of any mineral deposit in, on or under the Agnew Lake Property or a part thereof be undertaken but in any event no later than March 1, 2001. The 50,000 Common Shares were issued on March 1, 2001.

Once the Company has satisfied the requirements of the First Option, in order to earn the remaining 48% interest (the "Second Option"), for a total of 99% interest in and to the Agnew Lake Property, the Company must incur an additional $1 million in expenditures by no specific date. The Agnew Optionors will retain a 1% free carried interest and a 2% net smelter royalty.

(iv) In the event of the termination of the Second Option and provided that the First Option has been exercised by the Company, the parties shall enter into a formal joint venture agreement within 120 days of the termination of the Section Options and the Company will, as of the commencement date of the joint venture, be deemed to have a 51% and the Agnew Optionors shall be deemed to have a 49% interest in and to the Agnew Lake

Subsequent to the execution of the Agnew Agreement, the Company staked an additional 16 claims totalling 2,760 hectares covering the southern part of the intrusion on March 5, 1999; the Southern Block. The Company owns 100% of these 16 claims.

On June 18, 2000, a Letter of Intent (the "LOI") was entered into between the Company and Pacific NorthWest Capital Corp. ("PFN") with respect to the Agnew Lake Property. The terms of the LOI were subsequently formalized in an Option Agreement (the "PFN Option Agreement") executed between the Company and PFN on August 15, 2000. Pursuant to the terms of the PFN Option Agreement, the Company granted PFN the sole and exclusive right and option to acquire 50% of its rights and interest in the Agnew Lake Property which includes both the claims under option to the Company pursuant to the Agnew Agreement and 16 additional claims staked by the Company. In order to earn the interest, PFN must incur exploration expenditures of $500,000 on or before the fourth anniversary and become responsible for the fulfilment and completion of cash and share payments due to the Agnew Optionors pursuant to the Agnew Agreement. If exploration expenditures totalling $500,000 have not been incurred by PFN by the fourth anniversary date, PFN may pay the amount of the deficiency to the Company in cash or by the issuance of PFN shares. Additional consideration to the Company pursuant to the PFN Option Agreement includes:

(a) Cash payments totalling an aggregate of $200,000 over a four-year period as follows:

  (i) $30,000 upon the execution of the LOI; (paid)
  (ii) $35,000 on the first anniversary; (paid)
  (iii) $35,000 on the second anniversary;
  (iv) $45,000 on the third anniversary; and
  (v) $55,000 on the fourth anniversary.

(b) 50,000 shares of PFN as follows:

  (i) 25,000 shares upon regulatory approval of the LOI; (paid) and
  (ii) 25,000 shares on the first anniversary; (paid)

PFN became the operator and is responsible for completion of all assessment and filing requirements as long as it remains operator of the Agnew Lake Property. The PFN Option Agreement also allows for future involvement of a major mining company wherein the major could earn up to a 60% interest in the Agnew Lake Property.

In October of 2000 Pacific Northwest Capital acquired by staking an additional 11 claim groups totaling 1232 hectares along the northern and western contacts of the Agnew Lake Intrusion contiguous with the Agnew Lake Property. As per terms of the PFN Option Agreement these claims became part of the Agnew Lake Property, are the joint property of the Company and PFN and are subject to all terms of the Option Agreement.

Subsequent to the above agreement a Heads up Agreement was entered into on December 19, 2000 (the "Heads of Agreement") and a formal agreement signed on May 25, 2001 (the "Kaymin Farm-in Agreement") pursuant to which the Company and PFN optioned a 65% interest in the Agnew Lake Property to Kaymin Resources Ltd. ("Kaymin"). In order to earn the first 50% interest, Kaymin must incur expenditures of not less than $6 million by December 31, 2004 and pay the Company and PFN additional consideration as follows:

(a) Cash payments totaling an aggregate of $400,000 as follows:

  (i) $100,000 to each of the Company and PFN on the execution of a definitive Earn-In Agreement; and
  (ii) $100,000 to each of the Company and PFN on or before March 31, 2001. (paid)

(b) Exploration expenditures totaling $6 million over a four-year period as follows:

- (i) $300,000 by December 31, 2000; (completed)
- (ii) a cumulative amount not less than $1.4 million by December 31, 2001;
- (iii) a cumulative amount not less than $2.65 million by December 31, 2002;
- (iv) a cumulative amount not less than $4.15 million by December 31, 2003; and
- (v) a cumulative amount not less than $6 million by December 31, 2004.

The terms above were subsequently amended to allow for expenditure commitments of $850,000 prior to December 31, 2001 with the balance of the 2001 commitment above forming a committed expenditure to be added to the work commitment for 2002.

Within 180 days after completion of the 50% earn-in by Kaymin, the parties shall form a joint venture for the further exploration, development and operation of the Agnew Lake Property. Kaymin's interest in the joint venture may be increased from 50% to 57% by funding a bankable feasibility study. If the joint venture approves a decision to develop a mine as described in the bankable feasibility study, Kaymin shall be responsible for financing or arranging financing for developing such mine to the stage of commencement of commercial production. By doing so, Kaymin's interest in the joint venture may be increased from 57% to 60%. Within three years following commencement of commercial production, Kaymin will have a further option to purchase pro rata from each of the Company and PFN an additional 5% interest, for an aggregate interest of 65% in the joint venture, for cash consideration equal to the net present value of a 5% interest in the joint venture determined on the basis of the net present value of the project as calculated in the feasibility study.

On October 12, 2001 the Company and PFN (collectively the Optionees) entered into a Memorandum of Understanding and subsequent formal legal agreement to option 3 claim units totaling 656 hectares from ProAm Explorations Corporation of Vancouver. The ProAm Property covers a portion of the southern contact of the Agnew Lake Intrusion and adjoins the Southern Block. Under the terms of the agreement ("ProAm Option Agreement") the Optionees can earn a 100% working interest in the ProAm property by completing earn-in expenditures of $400,000 over four years which includes the following forms of compensation in favour of ProAm:

Upon CDNX approval of the legal agreement:

- (i) $8,000 in cash (paid)
- (ii) 14,000 common shares of New Millennium (paid)
- (iii) 6,000 common shares of PFN (paid)

Upon the first anniversary of the signing date:

- (i) $10,000 cash
- (ii) 16,000 shares of New Millennium
- (iii) 7,000 common shares of PFN

Upon the second anniversary of the signing date:

- (i) $12,000 cash
- (ii) 18,000 common shares of New Millennium
- (iii) 8,000 common shares of PFN

Share payments as contemplated above would be given a value based on a ten-day average trading price as at the relevant anniversary data in order to determine their contribution toward the earn-in expenditure.

The ProAm property is subject to a 2.5% NSR royalty in favour of the original property vendor, Mr. James Bond III as per an agreement between Mr. Bond and ProAm dated December 30, 1999. Under the terms of this agreement ProAm has the right to purchase, at any time, 1.5% of this royalty for $1,500,000. Under the terms of the ProAm Option Agreement the Optionees, upon completion of the earn-in expenditures, will earn the right to purchase the Bond royalty in it's entirety from Mr. Bond. ProAm would then receive a 0.75% NSR royalty on the ProAm Property, for a total royalty on the property of 1.75%, and be entitled to a one-time cash payment of $100,000 in consideration of the buyout right granted to the Optionees.

B. Claim Details

Tenure details for the claims comprising the Agnew Lake Property are list in the Table below. Claim locations are shown on Figure 2. All claims are contiguous and unsurveyed. In total the Agnew Lake Property consists of 526 unpatented mining units covering 8416 hectares.

Table 1 – Claim Information – Agnew Lake Property

Claim Numbers	Units	Size (ha)	Township	Recording Date	Due Date (1)
Northern Block					
S953444 to S953449	6	96	Shibananing	March 24, 1987	March 24, 2002
S954004 to S954013	10	160	Gough	March 24, 1987	March 24, 2002
S954064 to S954074	11	176	Gough	March 24, 1987	March 24, 2002
S1024181 to S1024193	13	208	Shibananing	July 25, 1989	July 25, 2003
S1024194	1	16	Shibananing	July 25, 1989	July 25, 2003
S1024195 to S1024201	7	112	Shibananing	July 25, 1989	July 25, 2003
S1116166 to S1116167	2	32	Dunlop	July 25, 1989	July 25, 2003
S1116168 to S1116183	16	256	Dunlop	July 25, 1989	July 25, 2003
S1116184 to S1116195	12	192	Dunlop	July 25, 1989	July 25, 2003
S1116200 to S1116201	2	32	Dunlop	July 25, 1989	July 25, 2003
S1116202 to S1116203	2	32	Dunlop	July 25, 1989	July 25, 2002
S1116204 to S1116212	9	144	Dunlop	July 25, 1989	July 25, 2003
S1116216 to S1116257	42	672	Dunlop	July 25, 1989	July 25, 2003

Claim Numbers	Units	Size (ha)	Township	Recording Date	Due Date (1)
Northern Block					
S1116258 to S1116263	6	96	Dunlop	August 4, 1989	August 4, 2003
S1116348 to S1116357	10	160	Dunlop	July 25, 1989	July 25, 2003
S1116361 to S1116362	2	32	Dunlop	July 25, 1989	July 25, 2003
S1116373 to S1116375	3	48	Shakespeare	August 4, 1989	August 4, 2003
S1119135 to S1119140	6	96	Shibananing	August 4, 1989	August 4, 2003
S1119141 to S1119150	10	160	Gough	August 4, 1989	August 4, 2003
S1119155	1	16	Gough	August 4, 1989	August 4, 2003
S1119164 to S1119166	3	48	Gough	August 4, 1989	August 4, 2003
S1119170	1	16	Gough	August 4, 1989	August 4, 2003
S1119185 to S1119187	3	48	Shibananing	August 4, 1989	August 4, 2003
S1119191	1	16	Shibananing	August 4, 1989	August 4, 2003
S1223075	10	160	Dunlop	May 22, 1998	May 22, 2002
S1229506	2	32	Dunlop	July 3, 1998	July 3, 2002
S1229970	6	96	Dunlop	April 9, 1998	April 9, 2004
S1224120	4	64	Porter	December 14, 1998	December 14, 2002
Southern Block					
S1236167	16	256	Shakespeare	March 5, 1999	March 5, 2002
S1236168	15	240	Shakespeare	March 5, 1999	March 5, 2002
S1236170	15	240	Shakespeare	March 5, 1999	March 5, 2002
S1236171	4	64	Shakespeare	March 5, 1999	March 5, 2002
S1236172	16	256	Shakespeare	March 5, 1999	March 5, 2002
S1236166	16	256	Shakespeare	March 5, 1999	March 5, 2002
S1236169	15	240	Shakespeare	March 5, 1999	March 5, 2002
S1236173	4	64	Shakespeare	March 5, 1999	March 5, 2002
S1236174	8	128	Gough	March 5, 1999	March 5, 2002
S1236175	16	256	Dunlop	March 5, 1999	March 5, 2002
S1236176	16	256	Dunlop	March 5, 1999	March 5, 2002
S1236162	2	32	Dunlop	March 5, 1999	March 5, 2002
S1236163	4	64	Dunlop	March 5, 1999	March 5, 2002
S1236164	15	240	Dunlop	March 5, 1999	March 5, 2002
S1236165	8	128	Dunlop	March 5, 1999	March 5, 2002
S1236177	3	48	Shibananing	March 5, 1999	March 5, 2002
S1229584	15	240	Dunlop	July 12, 1999	July 12, 2002
S1229585	9	144	Dunlop	July 12, 1999	July 12, 2002
S1229586	10	160	Dunlop	July 12, 1999	July 12, 2002
PFN Claims					

Claim Numbers	Units	Size (ha)	Township	Recording Date	Due Date [1]
Northern Block					
S1246189	15	240	Dunlop	October 30, 2000	October 30, 2002
S1246434	6	96	Dunlop	October 30, 2000	October 30, 2002
S1246494	8	128	Dunlop	November 8, 2000	November 8, 2002
S1246496	2	32	Dunlop	November 8, 2000	November 8, 2002
S1191269	2	32	Gough	October 30, 2000	October 30, 2002
S1246188	12	192	Gough	October 30, 2000	October 30, 2002
S1240237	7	112	Shibananing	October 30, 2000	October 30, 2002
S1244326	1	16	Shibananing	October 30, 2000	October 30, 2002
S1246189	15	240	Shibananing	October 30, 2000	October 30, 2002
S1246190	4	64	Shibananing	October 30, 2000	October 30, 2002
S1246515	5	80	Shibananing	November 8, 2000	November 8, 2002
ProAm Property					
S1229998	12	192	Gough	October 30, 1998	January 30, 2002
S1229999	16	256	Shakespeare	October 30, 1998	January 30, 2002
S1230000	13	208	Shakespeare	October 30, 1998	January 30, 2002


PACIFIC NORTH WEST CAPITAL CORPORATION
Agnew Property
Shakespeare, Shibananing, Gough,
Dunlop & Porter Townships,
Sudbury M.D., Ontario
Agnew Property
Ontario
Quebec
Sudbury
Toronto
U.S.A.
Agnew Property Boundary
Dunlop Township
Shibananing Township
Porter Township
Shakespeare Township
Gough Township
1246515
1246494
1246434
1236175
1236176
1224120
1246189
1236177
1223075
1229970
1229584
1229585
1229588
1240237
1246190
1229506
1236164
1236165
1236163
1236162
1230000
1236166
1236167
1236168
1246188
1229998
1229999
1236169
1236170
1236171
1236172
1236174
1236173

Figure 2 – Agnew Lake Property – Claims and Location – Shaded area not part of Property

4. Infrastructure and Physiography

The Agnew Lake Property enjoys moderately good access. The property is located 70 km west of the regional supply center of Sudbury and 9 km north of the village of Westwood, both located along the Trans-Canada Highway. Paved all-weather roads from the village of Westwood come to within 3 km of the southern end of the property. From this point the western part of the property is accessible via the Westbranch road, an all-weather main timber haul route. The southeast portion is accessible from the Agnew Lodge Road, which also an all-season gravel road. Agnew Lake provides boat access to the eastern portion of the property. A moderately well maintained access trail along an Ontario Hydro power line provides 4 wheel drive and all terrain vehicle access to the northern portion of the property on both sides of Agnew Lake.

Topography on the Agnew Lake property can best be described as moderately rolling with numerous small, steep-sided hills. Cliffs up to 10's of metres in elevation are present along Agnew Lake, an artificial lake created by the damming of the Spanish River. The central portion of the property tends to be fairly flat lying and swampy. Elsewhere the forest cover is typically moderately mature southern pine and oak forest with only limited understory development. Hills are characterized by relatively abundant, moss-covered outcrop while valleys are typically swampy and devoid of outcrop. Glacial cover on the property is in general thin (<10 m). In general terms drift cover appears to be thicker to the south.

5. Exploration History

The Agnew Lake Intrusion has been the focus of Ni, Cu and PGE exploration programs since the mid-1950's. A summary of each of the recorded programs, prior to New Millennium's involvement with the property, is provided below based on information recorded in the provincial assessment office in Sudbury:

1954: Dominion Gulf Company completed 2 diamond drill holes in the southeastern corner of the intrusions. Results are unknown.

1967: Broulan Reef Mines Ltd. completed airborne magnetometer, electromagnetic and radiometric surveys, and ground magnetometer surveys, over parts of the intrusion in Shakespeare and Dunlop townships.

1968: Broulan Reef Mines Ltd. conducted a ground electromagnetic survey. Location and results are unknown.

1969: Falconbridge Nickel Mines Ltd. completed a 380' diamond drill hole along the east-central edge of the intrusion. The hole intersected 214' of Huronian metasediments and 62' of sheared and highly altered gabbro containing finely disseminated pyrite. Assay results are unknown.

1974: INCO ltd. conducted 2-day reconnaissance sampling program in Shakespeare Township. A total of 8 samples were obtained, none analytical results are reported.

1986: As part of a regional examination of "Nipissing" rocks in the Sudbury area, BP Resources Canada Ltd. completed reconnaissance sampling in Shakespeare Township. Five samples returned values of >1 g/t combined Pt+Pd in the area they subsequently named the A Zone of the Agnew Lake intrusion.

1987: BP Resources Canada Ltd. acquired 27 claims in Gough and Shibananing townships. The company completed an airborne magnetometer and VLF survey over part of the complex. A grid was established over the A Zone and several lines of IP surveying were completed. Reconnaissance prospecting was carried out in the contact zones. Assay results included 5 samples with combined Pt+Pd > 1 g/t (105 samples in total). The best result reached 4.1 g/t Pt+Pd.

1988: BP Resources Canada Ltd. re-established the A Zone grid and completed 6.3 line km of IP surveys. Mapping and sampling of the A Zone outlined mineralization over a 25-35 m wide interval extending intermittently for 700 m along strike. 38 of 142 samples assayed over 1 g/t combined Pt+Pd, and 9 samples returned values >2 g/t.

1989: BP Resources Canada Ltd. completed four diamond drill holes totaling 542 m on the A Zone. Results for core samples ranged up to 1 g/t combined Pt+Pd. Based on the drill hole results, most of the remainder of the Agnew Lake intrusion was acquired by staking or option agreement.

1990: BP Resources Canada Ltd. established grids on the margins of the complex in the areas they named the B, B2 (Brunne Option), C and D zones. A two man geological team conducted prospecting in these areas as well as along four widely spaced traverse lines through the central parts of the complex. 923 surface samples were obtained, of which 144 returned combined Pt+Pd values > 1 g/t. The most significant results are summarized in Table 2.

BP Resources Canada Ltd. completed 28 diamond drill holes totaling 4801 m on the B and B2, C and D zones. Significant results for core samples are summarized in Table 3.

1992-3: BP Resources Canada Ltd. was disbanded and the Agnew claims transferred to INCO Ltd. INCO conducted a bulk channel-sampling program on the B and D zones. The bulk sample results indicated average grades of 56 ppb Pt and 188 ppb Pd for B Zone mineralization, and 634 ppb Pt and 163 ppb Pd for D Zone mineralization.

1998: The INCO claims over the Agnew complex were acquired by two local geologists, who staked additional ground including the Bye Zone. Prospecting of the latter area returned values up to 1.5 g/t Pt, 5.4 g/t Pd and 10.5 g/t Au. An independent American prospector staked a small area in the south central part of the Agnew Lake complex in late 1998 (Proam Property).

1999: Harvey Creek Gold Placers Ltd. (name changed to New Millennium Metals Corporation in March, 1999) optioned the Agnew Lake property from the claim holders, and subsequently staked all of the remaining open ground on the intrusion.

Table 2. Significant surface sample results from BP Resources Canada Ltd., 1990 field program. Results are reported in ppb.

Sample	Au	Pt	Pd	Rh
		A Zone		
12153	198	869	5060	120
		B Zone		
12294	388	1263	1777	37
12439	318	750	2440	55
		B2 Zone (Brunne Option)		
12271	307	867	5600	129
12313	109	651	5410	95
12509	35	717	3860	119
		C Zone		
12762	280	635	1653	41
12803	154	1079	1564	54
		D Zone		
12574	396	2350	339	50
12576	206	3340	356	62
12859	306	4180	432	58
12860	68	3160	411	132
12868	229	2027	6440	686

		O'Brian Zone (V31)		
13341	635	1439	14220	n/a

Table 3. Significant drill core sample results from BP Resources Canada Ltd., 1990 drilling program. Results are reported in ppb.

		B Zone		
DDH #	**Interval (m)**	**Au**	**Pt**	**Pd**
90-B-15	30.0-31.0	23	552	2168
90-B-16	23.0-24.0	34	266	1620
90-B-17	7.0-8.0	6	326	1017
90-B-18	210.0-211.0	16	731	1749
		C Zone		
90-C-01	83.95-85.0	14	174	903
		D Zone		
90-D-02	46.0-47.0	15	524	1081
90-D-07	358.0-359.0	37	1321	4570
90-D-09	561.0-562.0	126	459	1518

6. Geological Setting

A. Regional Geology

The Agnew Lake Intrusion is a member of the East Bull Lake Suite (EBLS), which includes the East Bull Lake, River Valley, Drury, May, Falconbridge and Wisner intrusive complexes (Figure 1). The intrusions are characterized by gabbronoritic to anorthositic lithologies in which plagioclase is the predominant cumulus phase. The members of the suite share a number of common characteristics in addition to lithology, including typically sill-like forms, igneous layering and anomalous PGE mineralization. They range in age from 2.491-2.475 Ga (Easton 1998, and references therein) and are thus essentially coeval with the volcanic rocks of the Huronian Supergroup.

Members of the EBLS generally occur along the Superior Province-Southern Province boundary in central Ontario, although the River Valley Intrusion lies partially within the Grenville Front Tectonic Zone. Recent geochemical and geochronological work indicates that the suite formed as part of a major magmatic event that was associated with, and may have initiated, Paleoproterozoic rifting of the Superior proto-continent. This rifting event gave rise to the volcano-sedimentary succession of the Huronian Supergroup, which defines the Southern Province in the area. The igneous event is also manifested in the gabbroic rocks of the Hearst-Matachewan dyke swarm. All of the mafic igneous rocks exhibit geochemical characteristics consistent with derivation from fractionated tholeiitic or high-alumina tholeiitic parental magmas (Peck et al., 1993).

The EBLS intrusions are typically hosted by 2.75 - 2.65 Ga granitoids and granitic gneisses of the Algoma Plutonic Terrane and the Algoma Gneiss Terrane (Peck et al. 1993). The intrusions may be disconformably overlain by Huronian sedimentary rocks (e.g. Agnew Lake) or, less commonly, lower Huronian volcanic rocks. The Sudbury Intrusive Complex forms the hanging wall in the Wisner, Falconbridge and Drury intrusions. The present distribution of the EBLS reflects the effects of a major episode of brittle-ductile deformation coeval with the Penokean orogeny of the northern United States (Vogel et al. 1998). In central Ontario this episode is expressed as a series of tight to moderately open folds whose axes trend north-northeast (Vogel et al. 1998). One such fold axis lies within the southern half of the Agnew Lake complex.

B. Geology of the Agnew Lake Intrusion

The Agnew Lake intrusion is exposed as a crudely elliptical body measuring roughly 10 km by 6 km, with its long axis trending 110° (Figure 3). The complex is hosted by sulphur-poor granitic rocks of the Ramsey-Algoma Granitoid Suite, and is overlain by the Matinenda conglomerate of the lower Huronian Supergroup. The contact relations at the base of the complex are generally


STREICH DYKE
Westbranch Rd.
Gough Twp.
Agnew Lake
N
0
2
km

Figure 3 – Geology of the Agnew Lake Intrusion – See Table 4 for Legend

obscured by post-emplacement faulting and late emplacement of mafic dykes/sills. In a few locations along the northern contact, quenching of the Agnew magmas is revealed by occasional exposures of highly altered chilled margins (Vogel et al. 1998). Some degree of at least localized partial melting of the country rocks is evident in the rare occurrence of net-textured granitic veins within the chilled margins. At localities where the upper contact of the intrusion is exposed there is no evidence of melting or metamorphic effects in the overlying Matinenda Formation. Vogel et al. (1998) interprets this to reflect the unroofing of the complex prior to deposition of the Matinenda conglomerate.

The Agnew intrusion is connected to the East Bull Lake complex by the Streich dyke, which is generally interpreted as the initial feeder to both intrusions. A recent structural analysis by Vogel (1996) suggests that the East Bull Lake, Agnew and May Township intrusions are actually part of an originally continuous mafic sill that was folded about variably plunging axes to give the present distribution of rocks. This theory offers an attractive explanation for the lithological, geochemical and structural similarities evidenced by the three bodies.

Lithologies

The following is a brief summary of a few of the lithological characteristics of the Agnew Lake Complex. For detailed descriptions Vogel (1996) and Vogel et al. (1998) should be consulted.

Vogel (1996) has grouped the exposed rock types of the Agnew Lake Complex into three main subdivisions, the Marginal, Main (or Lower) and Upper series (Figure 3 and Table 4). In each grouping, gabbronoritic to anorthositic lithologies derived from the fractional crystallization of relatively evolved tholeiitic magmas are the preponderant rock type. In compositional terms, the only significant variations are found in the interesting, but relatively thin and poorly exposed, layer of olivine gabbro which occurs at the base of the Upper Series, and in the syenitic to alkali granitic rocks which occur at the top of the Upper Series. Lithological subdivisions within the three principal groups are thus largely based on textural features. From petrological studies of the complex, Vogel et al. (1998) concluded that, with the exception of the olivine gabbronorite unit, the stratigraphic succession could be derived from the crystallization of four magmatic pulses of very similar composition. The olivine gabbronorite is considered to have been derived from a fifth, more compositionally primitive, magma pulse.

Table 4. Qualitative stratigraphic section and key to Figure 3 (from Vogel, 1996). Total thickness of the intrusive section is >2000 m, but no thickness is implied by individual boxes.

Zone	Unit no.	Unit	Series
Huronian Supergroup	8	Various	
Fe-Ti Oxide Zone	7b	Ferrosyenite Subzone	UPPER SERIES
	7a	Leucogabbro Subzone	
Upper Gabbronorite Zone	6d	Transition Unit II	
	6c	Pod-bearing Unit	
	6b	Porphyritic Unit	
	6a	Transition Unit I	
	5e	Dendrite Unit	
	5d	Olivine Gabbronorite Subzone	
Lower Gabbronorite Zone	5c	Layered Unit	MAIN SERIES
	5b	Massive Unit	
	5a	Inclusion-bearing Unit	
Marginal Leucogabbronorite Zone	4c	Nodular Unit	MARGINAL SERIES
	4b	Mottled Unit	
	4a	Varitextured Unit	
Marginal Gabbronorite Zone	3	Massive gabbro	
Breccia Zone	2	Intrusive Breccia	
Ramsey-Algoma Granitoids	1	Granitic rocks cut by numerous diabase dykes	

One final lithological feature deserves mention here. Inclusions of footwall granite and rocks variably described as pyroxenites, amphibolites and melagabbros are ubiquitous features of the Marginal Series and overlying Inclusion-bearing unit. In many instances, there is a spatial relationship between contact zone mineralization and the presence of the inclusions. The best explanation of this feature is that interaction between Agnew magmas and the inclusions promoted sulphur saturation and hence localized precipitation of an immiscible sulphide melt. This is comparable to the interpretation of the relationship between PGE mineralization and dolomite xenoliths in the Platreef of the Bushveld Complex (Gain and Mostert 1982)

While the granitic inclusions are clearly xenoliths derived from the country rocks, the origin of the mafic to ultramafic inclusions is uncertain. These bodies have been interpreted as slightly later dykes, as cognate xenoliths derived from ultramafic to mafic cumulates at the base of the intrusion, and as comagmatic blocks derived from a deeper crustal chamber. In the latter case, the deeper crustal chamber was presumably the site of initial fractionation of the parental Agnew magmas. Whatever the origin, these mafic to ultramafic inclusions (2.49 Ga) are coeval with the Agnew rocks (2.491 Ga) within analytical error (Easton, 1998).

7. Deposit Models

Primary platinum and palladium deposits can be divided into four categories: Magmatic-reef hosted, Contact/Contact Breccia hosted, Magmatic-Hydrothermal and Lac Des Iles type deposits. The intrusions of the East Bull Magmatic Suite have shown potential to host the first three styles of mineralization and two of these have been observed to date within the Agnew Lake Intrusion. Each style is discussed in more detail below along with exploration parameters.

A. Magmatic-reef Hosted Deposits:

This class of PGM deposits is exemplified by the massive Pt-Pd deposits of the Bushveld Complex in South Africa and the Stillwater Complex in Montana. Sulphide related mineralization occurs over a discrete, and typically thin (< 5 metre thick), stratigraphic interval parallel to igneous layering within large layered mafic-ultramafic complexes. The PGM mineralization is stratiform in nature, regional extensive and typically occurs near the contact between ultramafic and gabbroic phases of the host complex. PGM mineralization in these deposits is interpreted to be primary magmatic in origin and deposition is interpreted to be related to magmatic mixing between two or more intrusive phases within a large, relatively quiescent magma chamber. Exploration criteria include the presence of large magmatic systems, evidence of magmatic mixing, multi-phase intrusive activity and layer development. Reef style in the upper portion of the Agnew Lake Intrusion was the target of New Millennium's 1999 exploration program. A weakly mineralized stratiform horizon was identified but failed to return PGE values of economic interest. Additional potential for this style of mineralization may be present in the central portion of the Agnew Lake Intrusion but has not, to date, been targeted by the current exploration program.

B. Contact/Contact Breccia Hosted Deposits:

This category includes two distinct sub-classes, massive sulphide contact deposits (Noril'sk type) and contact breccia deposits (Platreef or River Valley type). The first sub-class is not relevant to Agnew Lake Intrusion and will not be discussed further. Contact Breccia hosted PGM mineralization is a common occurrence, but only rarely proves to have economic significance. The most significant deposits of this type are located along the western margin of the Bushveld Complex, along the so-called Platreef trend. Here bulk mineable, lower grade PGM mineralization occurs within polycyclic breccia zones developed at or near the contacts of the Bushveld Complex. PGM mineralization appears to be primary magmatic in character with deposition induced by contamination from both mafic/ultramafic blocks the breccia and/or by inclusions of sulphur or iron-bearing wall rock lithologies. The brecciated nature of the host sequence speaks to a much more active intrusive regime than envisaged above and a possible role for volatile-laden fluids in mobilizing and distributing mineralization. Typically the deposits in this class do not, however, show much in the way of host or wall-rock alteration that is not thermally related. Exploration criteria include large magmatic systems, the presence of sulphide or iron-rich country rocks, the presence of breccia's within 0-200 metre of the intrusive contact and elevated PGM values within the host intrusions. Occurrences of this style of mineralization within the East Bull Suite of Intrusions are known from River Valley, East Bull Lake and Agnew Lake near the base of each of these large layered gabbro anorthosite complexes.

C. Magmatic-Hydrothermal Deposits:

Examples of this class of deposit are relatively rare and often highly controversial. The typical hallmarks of this style of mineralization include it's relationship to zones of strong deformation within mafic or ultramafic host rocks, large, well defined chemical alteration zones and typically elevated Pd:Pt ratios (>8-10:1). These deposits are thought to result from the remobilization of low to very low grade magmatic PGM mineralization into zones of structure deformation during regional metamorphism of PGM-bearing mafic intrusions. Under the proposed models the low grade, magmatic PGM mineralization is remobilized and redeposited in zones of structural dilatency during regional deformation. Pd, being the more mobile of the two main platinum group minerals, is remobilized in higher percentages leading to the elevated Pd:Pt ratios. Exploration criteria include the presence of large mafic intrusive systems effected by regional structural deformation, wide-spread evidence of hydrothermal activity within the deformation zone in the form of veining and alteration and elevated PGM background levels in the host intrusion. The Parisienne Lake zone within the central portion of the East Bull Lake Intrusion is an example of this style of mineralization within the East Bull Suite. No mineralization of this type has been discovered on the Agnew Lake Property to date.

8. Mineralization and Deposit Characteristics

To date PGM mineralization has been detected in three different settings on the Agnew Lake Property. The most economically significant mineralization detected to date, and the focus of on-going exploration on the property, can best be classified as contact-style mineralization. This style of mineralization occurs around over 7 km of stratigraphy near the base of the Agnew Lake intrusion and is typically hosted by either the Varitextured Unit of the Leucogabbronorite Zone or more commonly by the Inclusion-bearing Unit of the Lowermost Gabbronorite Zone. Mineralization occurs as somewhat randomly distributed and weakly disseminated (1-3%) chalcopyrite and pyrrhotite within these units within 200 metres of the basal contact of the intrusion.

Known PGE mineralization in the Agnew Lake Intrusion lies within the Marginal Gabbronorite Zone, the Marginal Leucogabbronorite Zone, and the overlying Inclusion-bearing unit of the Lower Gabbronorite Zone and is generally within 200 m of the intrusive contact. BP Resources Canada Ltd. outlined five zones of mineralization, all of which lie along the western and northern contacts of the intrusion; New Millennium added an additional zone, the Mong Lake Zone, in 1999 (Figure 4). The 6 zones of mineralization are briefly described below. Unless otherwise noted, the results reported below are from BP Resources Canada Ltd..

A-Zone

The A-Zone occurs within the Marginal Leucogabbronorite Zone near the western contact of the intrusion. Sulphides constitute <1% to 2%, occurring as fine-grained blebs of pyrrhotite and chalcopyrite erratically distributed in the heterogeneous gabbronorite host. BP Resources (1987) reported that outcrop was sparse in the area, but that the mineralized zone could be followed intermittently for 700 m along strike (NW-SE), and was between 25-35 m wide. BP also reported that the zone was open in both directions but did not subsequently test for possible extensions. The host rock consists of mainly gabbronorite with extreme textural variation, but ranges in composition from feldspathic to anorthositic lithologies. As described earlier, pyroxenite 'inclusions' or 'segregation's' are also present. The best single assay result from this area collected by BP was 5060 ppb Pd, 869 ppb Pt, 120 ppb Rh and 198 ppb Au from a grab sample. Four drill holes were collared within the mineralized zone and each returned anomalous intersections, including 1048 ppb Pt+Pd over 1.6 m.

B-Zone

The B-Zone is located in the northwest corner of the Intrusion and is hosted by the Inclusion-bearing unit of the Lower Gabbronorite Zone. It is bound to the northeast and southwest by granitic country rocks. This zone lies in the area that is interpreted to be the intersection of the Streich Dike with the main body of the Agnew Lake Intrusion. The B-Zone is exposed in two locations that are separated by a 300 m long area with no outcrop. This paucity of outcrop and oblique angle of the B-Zone to the basal contact of the intrusion make it difficult to ascertain the strike of this zone (700 m strike?).

Mineralization occurs as disseminated (<2%) sulphide, consisting of pyrrhotite and chalcopyrite, which are erratically distributed within the transition area between a glomeroporphyritic gabbronorite to the northwest and pegmatoidal gabbronorite to the southeast. The pegmatoidal gabbronorite contains chaotically intermixed areas of pegmatoidal gabbroic rocks and anorthositic segregations. This unit is also crosscut by a granitic breccia zone near the northeastern contact with the country rock. BP's highest assay result from this zone was 5600 ppb Pd, 867 ppb Pt, 129 ppb Rh and 327 ppb Au. Sixteen (16) drill holes were collared within this mineralized zone, and two more were collared to the south. All of the holes encountered anomalous but relatively low grade PGE mineralization. Four (4) holes intersected sulphide mineralization with >1 g/t Pt+Pd, with the best intersection assaying 2.7 g/t Pt+Pd over 0.95 m.


Geology of the Agnew Property, Sudbury District, Ontario
Streich Dyke
N
A Zone
0.9 g/t Pt
5.1 g/t Pd
0.10% Ni
0.53% Cu
B2 Zone
0.7 g/t Pt
3.9 g/t Pd
0.20% Ni
0.93% Cu
B Zone
0.9 g/t Pt
5.6 g/t Pd
0.39% Ni
0.95% Cu
C Zone
1.1 g/t Pt
1.6 g/t Pd
0.02% Ni
0.28% Cu
D Zone
2.0 g/t Pt
6.4 g/t Pd
0.36% Ni
0.87% Cu
Bye Zone
1.5 g/t Pt
5.4 g/t Pd
1.30% Cu
Mong Lake Zone
Agnew
Lake
LEGEND
Nipissing Gabbro
Huronian Sediments
AGNEW INTRUSION
Upper Series
Lower/Main Series
Marginal Series
BASEMENT ROCKS
Granite, Gneiss
SYMBOLS
Fault
Geological Contact
Property Outline
(Pt+Pd)>1 g/t
(Pt+Pd)>3 g/t
0.0 0.5 1.0 1.5
miles
CORPORATION

Figure 4: Agnew Lake Property – Mineralized Zones and High Grade Results

B2-Zone

The B2-Zone lies within the Marginal Leucogabbronorite Zone and is approximately 1 km south of the B-Zone. In this area, the Marginal Leucogabbronorite Zone occurs along the contact and is characterized by a similar varitextured, inclusion-bearing gabbronoritic that is found in the A-Zone. Mineralization is erratically distributed, consisting of disseminated pyrrhotite and chalcopyrite. The continuity of the B-Zone and B2-Zone was not established by BP Resources. Based on lithological similarities the B2 Zone may best correlate with the A Zone to the south. The highest assay from this zone reported by BP was 2440 ppb Pd, 750 ppb Pt, 55 ppb Rh, 318 ppb Au and 0.92% Cu. A single drill hole tested this zone and had several anomalous intersections including 2.5 g\t Pt+Pd over 1 m.

C-Zone

The C-Zone occurs within the Marginal Leucogabbronorite Zone that is adjacent to the northern contact of the Intrusion, where it is in contact with granitic country rock. This zone was delineated at surface over a strike length of 200 m and appears to be open to the west, and possibly to the east. The host rocks include varitextured gabbronorite that contain pods of glomeroporphyritic gabbronorite and pegmatitic gabbro. Mineralization occurs as disseminated sulphide that is dominated by chalcopyrite, which constitutes about 1-5%. The highest assay from BP's grab sample was 1564 ppb Pd, 1079 ppb Pt, 54 ppb Rh, 154 ppb Au and 0.34% Cu. One (1) drill hole tested this area, and intersected 1.4 g\t Pt+Pd over 1.0 m

D-Zone

The D-Zone occurs within the Marginal Leucogabbronorite Zone and is about 50-100 m south of the contact with granitic country rock. The zone is 260 m in length and is open to the west; moderate exposure along strike to the east does not appear to be mineralized. As in the A-Zone, mineralization occurs within a varitextured gabbronorite with glomeroporphyritic and anorthositic patches. An additional lithological variant in the D-Zone is a quartz-rich (>20% quartz) pegmatitic gabbro that is gradational into quartz-poor gabbronorite. The D-Zone has the same spatial association between pyroxenitic segregations and/or inclusions and sulphide mineralization that is observed in the A-Zone. Sulphides are predominantly chalcopyrite, which occurs as 1-3% finely disseminated interstitial grains. BP's highest assay grab sample assay from the D Zone was 6440 ppb Pd, 2027 ppb Pt, 686 ppb Rh, 229 ppb Au and 0.87% Cu. Nine (9) drill holes tested the D-Zone of which 7 intersected anomalous PGE mineralization (200-900 ppb); 2 of the holes were too shallow to reach the expected mineralization. Of the 7 holes that intersected the D-Zone, 4 intersected grades >1 g\t Pt+Pd. The highest core sample assay from the BP Resource's drilling program was 5.9 g/t Pt+Pd over 1 m, which was from this area.

Mong Lake Zone

The Mong Lake Zone is located along the southern contact of the Intrusion, near Mong Lake, and consists of medium- to course-grained (pegmatitic) gabbro of the Marginal Series. Outcrop exposure is generally poor in this area. The Mong Lake Zone also contains pyroxenitic segregations and/or inclusions with up to 2% sulphide mineralization. In general, sulphides are predominantly chalcopyrite, occurring as tr-2% finely disseminated interstitial grains and blebs. The highest assay collected by New Millennium Metals Corporation was from sample 57853 which assayed 568 ppb Pd, 1338 ppb Pt, 82 ppb Au and 0.15% Cu.

Upper Reef Mineralization

In addition to the contact style mineralization described above near the base of the Agnew Lake Intrusion low grade, stratiform, low sulphide "reef-style" mineralization has been detected at the Upper Gabbronorite Zone/Fe-Ti Oxide Zone (7a/7b) contact in the upper part of the complex. Mineralization consists of 1-2% chalcopyrite plus/minus pyrite spread over a 1.2-2.0 metre interval at the contact between hornblende leucogabbro and magnetite-bearing ferrogabbro. This zone was the target of the 1999 exploration program and was traced over a distance of roughly 1.2 km with best results of 120 ppb Pt+Pd over 1.2 metres.

Nipissing-Hosted Mineralization

The third style of mineralization recorded on the property is associated with Nipissing gabbro/diabase sills/dykes on the eastern portion of the property. These showings consist of disseminated chalcopyrite and pyrrhotite hosted by Nipissing Diabase (gabbro) intrusions, located east of Agnew Lake. The intrusions outcrop in plug-like forms, but this is probably related to the outcrop exposure rather than the true form of the intrusives. It is most likely that the two showings are located within the northern arm of a synformal Nipissing gabbro, located within the Porter Syncline, with the southern arm of the gabbro intrusion hosting Falconbridge's Shakespeare Deposit. The highest historical assays from these showings are 5439 ppb Pd, 1468 ppb Pt, 735 ppb Au and 1.9% Cu collected by New Millennium from the Bye Zone, and 14220 ppb Pd, 1439 ppb Pt, 635 ppb Au and 0.28% Cu reported by BP from the O'Brian Zone.

9. Exploration – Agnew Lake Property – 1999-2001

A. 1999 Exploration Program

The 1999 exploration program on the Agnew Lake Property targeted contact and stratabound, "reef-style" PGE mineralization within the Agnew Lake Intrusion and high-grade PGE-Au mineralization in nearby Nipissing gabbro sills. The field program began in mid-May and was completed in mid-December.

A total of 254 man-days were spent during 1999 prospecting throughout the Agnew Intrusion and within the nearby Bye Nipissing gabbro sill. To aid in the prospecting efforts BP Canada's 1990 grids were refurbished and brushed in the B and D Zone areas. Geological examinations of available outcrops on the property were also undertaken. The geological investigations added little to the detailed work completed by Vogel and did not significantly alter Vogel's map (Figure 3) of the Agnew Lake Intrusion.

Lithogeochemical samples collected during this program from the marginal zones supported the earlier work by BP Canada, which indicated high-grade Pd+Pt mineralization associated with several zones along the contact of the Agnew Lake Intrusion. Other than the Bye Zone new discoveries of Pt-Pd mineralization in 1999 included a small discovery at the west end of Mong Lake (Mong Lake Zone, see above) along the southern contact of the Agnew Lake Intrusion, the discovery of the very low grade Upper Reef Zone and discovery of additional contact style mineralization north of the A Zone.

In order to evaluate the potential of the upper portion of the Agnew Intrusion to host "reef-style" PGE mineralization, as speculated by Vogel (1996), a detailed soil sampling program covering the contact between the Upper Leucogabbro and Ferrogabbro/Ferrosyenite units (Table 4, Figure 3) was undertaken. An orientation survey was undertaken to evaluate the utility of three geochemical methods for the area under consideration. The techniques evaluated were: conventional geochemical analysis (aqua regia dissolution, AA/ICP finish and 5 gram fire assay for precious metals), and the proprietary Mobile Metal Ion (MMI) and Aurzyme/Enzyme Leach techniques (under license to XRAL and Activation Assay Labs, respectively).

Orientation Survey

For the purposes of the orientation survey 37 B horizon soil samples were collected from 2 lines, each of which crossed areas of high grade surface Ni, Cu, Pt-Pd mineralization as identified by BP Resources (B and D Zones; Figure 5). The sampling was completed between May 22 and 24 by New Millennium staff under the direction of consulting geochemist Dr. Mark Fedikow of the Manitoba Geological Survey. Samples were collected by shovel from a depth of 30 centimetres with branches and larger pebbles removed by hand. A small plastic sample bag of material was collected from each site. The materials sampled were dominantly sandy till typical of the area. Samples were collected at 25 metre intervals along each of the lines, air-dried and then shipped to 2 labs (XRAL – MMI and conventional; Activation Labs– Aurzyme/Enzyme Leach) for analysis.

The following conclusions are evident from the orientation survey data:

1. The enzyme leach data, which does not produce Pd data and resulted in all Au values being below detection, accurately located the D Zone anomaly but gave a somewhat erratic result in the B Zone area for Cu.
2. In general, the mineralized zones are well marked by 1-2 anomalous copper samples by all three methods. Based on the results of previous work the known Pt-Pd mineralization is associated with chalcopyrite so this result is not unexpected.
3. Conventional fire assay, while expensive, was the only method that produced distinct and distinguishable anomalies for Pd. The MMI method produced Pd anomalies over the mineralized area but also produced erratically high values outside the areas of known mineralization, effectively demphasizing the mineralized samples. The aurzyme Pd data are virtually impossible to interpret.
4. Au appears to provide a second useful pathfinder, along with Cu, as there are Au anomalies in proximity to the known mineralization.
5. Both the MMI and conventional methods appear to be successful in identifying the known mineralization. The enzyme leach and aurzyme methods do not appear to produce readily interpretable results in this environment.

Based on the results of the orientation survey the decision was made to utilize the MMI method in sampling the East Grid. The decision was based mainly on the fact that the MMI method was more cost effective than conventional analysis and afforded a lower reliable detection limit for Pd (.25 ppb vs. 1 ppb than fire assay). Cu and Au were determined to be the main pathfinders for PGE mineralization and in analyzing the MMI data the anomalies were ranked accordingly.

East Grid MMI Sampling Program

A total of 41.3 line kilometers of cut grid was prepared on the eastern edge of the Agnew Lake Intrusion (East Grid), mainly covering Vogel's 6/7 and 7a/7b (Table 4, Figure 3) contacts. East-west lines were cut at 200 metre intervals over a distance of 6.2 km with pickets placed at 25 metres stations along the line (Figure 5).

In total 1004 soil samples were collected and analyzed via the MMI method from the East grid. Samples were collected by New Millennium staff, identified by line and station number (rather than arbitrary sample number) and shipped to XRAL's lab in Toronto for analysis by the proprietary MMI method.

The MMI sample program identified a number of weak Pd anomalies on the southern third of the East grid. These anomalies are typically coincident with Cu and to a lesser extent Au anomalies. As a general observation the strongest anomalies appear to be coincident with areas of limited overburden cover. Based on the results of this program a trenching and diamond drilling program was undertaken to evaluate the Cu-Pd-Au responses.

Trenching Program

Based on the results of the East Grid MMI soil sampling program 6 trenches totaling 802 metres were completed in October of 1999. All six trenches were completed at the south end of the East Grid, which afforded the greatest concentration of soil anomalies and the best access. All trenches were dug with a moderate sized Komatsu excavator provided by Carlyle Construction of Espinola. The trenches were then washed, mapped and sampled by continuous channel samples at one-metre intervals, generally in an east-west orientation. Each sample filled a large, standard rock sample bag. Samples were sealed and sent to XRAL labs in Rouyn-Noranda, Quebec where they were analyzed for Pt, Pd and Au by 5 gram fire assay. In total 724 channel samples were collected and analyzed.

In general, the results of the trenching were disappointing. The only significant anomalies observed were in trenches 0N, 4BN and 12N. In trench 0N there is a weakly anomalous Pt and Pd response at the Ferrogabbro (7b)/Leucogabbro (7a) contact (97 ppb combined Pt+Pd over 1 metre). In trench 4B there is also a Pt/Pd anomaly at this contact, in this trench the contact is in a zone of strong deformation and returned 235 and 131 ppb Pt+Pd combined in 2 one-metre samples across the 7a/7b contact. A second zone located 8 metres below the 7a/7b contact within a dendritic sub-unit of the Leucogabbro returned 131 and 74 ppb Pt+Pd from 2 one-metre samples. In trench 12 two anomalous sections are also observed. At the 6d/7a contact there is a 5.4 metre wide dendritic gabbro unit which returned an average of 120 ppb combined Pt+Pd over 6 metres. A weakly sulphidic 3-metre section of unit 7a, 20 metres above the 6d/7a contact returned an average of 85 ppb combined Pt+Pd.

The results of the trenching program indicates that the MMI Cu-Pd anomalies are valid and do indicate the presence of elevated Pd in the bedrock beneath. Many of the copper soil anomalies trenched are related to weakly disseminated or veinlet hosted, Pd-Pt poor, chalcopyrite. The Pt-Pd enriched sections are typically characterized by < 1% disseminated fine-grained chalcopyrite. The results also indicate that there are discrete Pd/Pt anomalies associated with the 7a/7b and 7a/6d contacts. Both of these contacts are sharp and well defined and appear to define the locations of additional magma pulses into the Agnew magma chamber, rather than gradational changes relating to crystallization as suggested by Vogel (1996).

1999 Drilling Program

Between Nov. 21 and Dec. 11, 1999 ten diamond drill holes, for a total of 1222 metres, were drilled in three areas of the property. The drill program was supervised by the author, who also logged the core. All of the core was split by hand on sight at Agnew Lake, by locally hired technicians. Half of each metre core sample was sent by truck to XRAL labs in Rouyn-Noranda, Quebec for Pt, Pd, Au fire assay. Hole NM99-10 also underwent 27 element ICP analysis at XRAL's Don Mills, Ontario lab.

In the East Grid area three drill holes (NM99-1, 2, 3) totaling 550 metres were collared to test coincident Cu-Pd (+/-Au) MMI soil anomalies. Hole NM99-1 was collared in unit 6b and intersected only weakly anomalous Pt and Pd values (to a maximum of 108 and 104 ppb, respectively). Hole NM99-2 was collared in unit 7b (ferrogabbro/ferrosyenite) and intersected the 7a (leucogabbro) contact at a depth of 122.5 metres. As in the trenches to the south there is a low level Pt/Pd anomaly at this contact (107 ppb Pt, 65 ppb Pd) over a one-metre interval. Hole NM99-3 was drilled entirely with the upper portion of unit 7a and failed to intersected any anomalous Pt, Pd or Au mineralization.

Drill holes NM99-4 to –7 were collared in the B Zone area near the northwest corner of the Agnew Lake Intrusion. Holes 99-4 and 99-5 were collared from the same location with hole 4 being vertical and hole five inclined at 45 degrees toward 325 degrees. Both holes intersected 4 zone of anomalous PGE mineralization. The most interesting zone was a 10 metre-wide zone of elevated PGE's intersected at a depth of 58 metres in hole 5 and 66 metres in hole 4. The interval averaged 0.151 ppb combined Pt+Pd in hole 4 and 0.186 ppb Pt+Pd in hole 5. The best single intercept was 98 ppb Pt and 585 ppb Pd over 1.0 metres at a depth of 67 metres in hole 5. This mineralized zone is associated in both holes with a leucocratic varitextured gabbro sub-unit. Only very minor sulphide (< 1% chalcopyrite +pyrrhotite) is associated with this mineralization.

Drill hole NM99-6 was drilled to test a number of elevated surface values reported by BP Canada. This hole, drilled roughly 50 metres topographically lower than holes 4 and 5 also intersected 4 mineralized intervals. The upper interval, which averages 120 ppb Pt+Pd over 3 metres, appears to correlate with the mineralized surface samples (which locally returned values > 3 g/T combined Pt + Pd.).

Hole NM99-7 was drilled to test the dip of the western margin of the Agnew intrusion in the B Zone area. Unfortunately the hole intersected a diabase dyke in the vicinity of the contact. Based on the available data the contact in this area appears to dip 15-20 degrees to the west. This hole did encounter a one metre interval which ran 163 ppb Pd and 61 ppb Pt. This intercept appears to be related to a slight increase in the sulphide content to around 1%-combined chalcopyrite and pyrrhotite.

Holes NM99-8 to NM 99-10 were drilled to test the Bye showing. Holes 8 and 9 appear to have undercut the mineralized interval. Neither hole intersected any significant mineralization. Hole NM99-8 cut the entirety of the Bye gabbro passing into Huronian sediments at a depth of 130.8 metres. No Au mineralization was encountered at the gabbro sediment contact.

The Bye Zone was intersected in Hole NM-10 between 20.9 and 26.9 metres. The Bye zone is characterized by the presence of 2-5% disseminated fine-grained chalcopyrite and pyrrhotite. Cu, Ni, Pt, Pd, Au mineralization correlates directly with the concentration of sulphide in the core. The zone is terminated in this hole by a metre-wide fault zone. The mineralized zone can be sub-divided into two sub-zones (20-9-22.4 and 23.9-26.9 metres) separated by 1.5 metre section of lower grade (< 90 ppb combined Pt+Pd) mineralization. The upper sub-zone averaged 285 ppb combined Pt + Pd over 1.5 metres. The lower sub-zone averaged 622 ppb Pd, 180 ppb Pt, 85 ppb Au and 1347 ppm Cu over 3.0 metres.

Drilling indicates that the Bye Zone plunges to the southwest at approximately 25 degrees and dips to the southeast at around 45 degrees. The orientation and movement on the fault, which terminates the zone in hole 10, is not known, as it has not been observed to date on surface.

B. Year 2000 Exploration Program

The 2000 exploration program on the Agnew Lake Property was conducted by Pacific Northwest Capital Corporation (PFN) under the direction of contract geologist Scott Jobin-Bevans of Sudbury, Ontario. The program targeted contact-style PGE mineralization along the basal contact of the Agnew Lake Intrusion, focussing on defining the extent of the known zones of mineralization.

During 2000 the following work programs were completed:

* Regional Prospecting and Sampling – involved collection of 202 surface grab samples which were submitted for analysis for Cu, Ni, Pt, Pd and Au to XRAL labs in Rouyn-Noranda Quebec and Accurassay in Thunder Bay, Ontario.

* Cutting and Reestablishing Exploration Grids – in total 113 line km of exploration grid was cut or re-established with grids of 30, 33 and 53 line km being established over the A, C and B zones respectively. Of the grid lines established in 2000, 75% represented re-establishing and brushing girds initially cut by BP Resources.

* Trenching and Detailed Sampling/Mapping – Two areas (AZ1 and AZ2), totaling 0.24 hectares, covering portions of the A Zone were mechanically stripped and pressure washed. A total of 201 saw cut samples (AZ1 – 97, AZ2 – 104) were collected from the 2 stripped areas. Samples were collected on a 2.5 m x 2.5 m grid with 25 cm long x 5 cm wide pieces being removed for analysis. Samples from the detailed sampling were submitted to Accurassay of Thunder Bay, Ontario for analysis for Pt, Pd, Au, Ni, Cu.

* Orientation Induced Polarization (IP) and Magnetic (Mag) Surveys – IP and Magnetic surveys were conducted along selected, easily accessed portions of the basal contact of the Agnew Lake Intrusion. The surveys were conducted by JVX Ltd. of Toronto and covered the entirety of the A and C Zone grids (63 line km combined) and a portion of the B Zone grid (15 line km). The IP survey was completed using a pole-dipole special penetrating or spectral array station spacing of between 25 and 50 metres and n 1-8. The magnetic survey was undertaken with a standard proton precession magnetometer and a 12.5 m station spacing.

Results of Year 2000 Exploration Program

Regional Prospecting – The regional prospecting program was targeted at contact–style PGE mineralization within 400 m of the basal contact of the Agnew Lake Intrusion. Of the 202 samples collected 98 assayed > 100 ppb combined Pt+Pd+Au and are considered to be PGE mineralized. Of these samples 13 returned values of > 1 g/T Pt+Pd+Au with a high of 5.61 g/T combined. All of the anomalous samples were collected in areas previously identified by BP Resources as being mineralized. Thus the regional prospecting program confirmed the presence of an extensive zone of contact style PGM mineralization within 400 m of the basal contact of the Agnew Lake intrusion over several km but failed to locate any previously unknown zones of mineralization.

Trenching and Detailed Sampling

Area AZ1 – In total 97 grid-channel samples were collected form a 42.5 x 35-m outcrop area. The majority of rocks in the AZ1 area are medium to coarse-grained leuco and mesogabbro of vari-textured unit (4a) of the Marginal Gabbronorite Zone near the contact with the Lower Gabbronorite Zone (Unit 5). Approximately 10% of the outcrop area contains fragments of other mafic lithologies ranging up to > 1 m in size. Sulphide mineralization, in the form of trace to 5% very fine-grained disseminated cp>po>py>>pn, occurs over roughly 50% of the outcrop area. Sample results range from 10 to 2445 ppb Pt+Pd+Au with the most anomalous samples being concentrated toward the southeastern portion of the outcrop area.

Area AZ2 – In total 104 grid-channel samples were collected from the AZ2 area which measures 30 x 30 metres. Area AZ2 is underlain by the vari-textured unit (4a) of the Marginal Gabbronorite Zone. The rocks in the AZ2 area are heterogeneous with compositional, textural and mineralogical changes occurring on a cm scale. As in the AZ1 area very fine-grained disseminated to blebby sulphide mineralization is present over roughly 50% of the exposed area. Sample results from the AZ2 area range from 7 to 901 ppb Pt+Pd +Au with a concentration of higher values in the northeast corner of the area sampled.

IP and Mag Surveys

Several areas of substantially elevated chargeability were delineated by the 2000 orientation surveys including anomalies associated with known mineralization in the A, B and C Zones. The majority of the anomalies identified were, however, in areas of limited to no bedrock exposure and were thus earmarked for stripping and sampling or drill testing in 2001.

C. Year 2001 Exploration Program

As in 2000, the 2001 exploration program on the Agnew Lake Property was conducted by PFN. Funding for the 2001 exploration program was provided by Kaymin as per the Kaymin Farm-in Agreement discussed above. The 2001 exploration program continued to focus on defining the extent of known zones of contact-style mineralization near the base of the Agnew Lake Intrusion and on identifying additional mineralization of this type beneath overburden cover. Limited exploration was also directed at evaluating the potential of PGM mineralization associated with Nipissing gabbro/diabase sills on the eastern portion of the property. The program was again supervised in the field by contact geologist Grant Moure under the direction of exploration manager Scott Jobin-Bevens.

Year 2001 Program

During 2001 the following work was completed on the Agnew Lake Project:

* Regional prospecting and sampling – In 2001 regional prospecting and sampling covered the majority of the Agnew Lake Intrusion, outside those area covered in 2000. Prospecting and sampling were also completed over portions of the Bye and O'Brian Nipissing sills on the eastern portion of the Agnew Lake project and on the newly acquired ProAm. In total 2584 surface grab samples were collected from the Agnew Lake Intrusion and an additional 131 samples were obtained from the Bye and O'Brien Nipissing dykes. Samples were analyzed for Cu, Ni, Pt, Pd and Au by XRAL in Rouyn Noranda.

* Mechanical Stripping and Detailed Sampling/Mapping – 6 areas were stripped and sampled in detail in 2001. 4 of these areas (BZ1-4) were located in and around the Ontario Hydro Powerline over the B Zone as defined by BP and work in 2000. Two additional areas (AZ3 and 4) were stripped over the A Zone. Overburden conditions were highly variable. A total of 1886 grid-channel samples were collected as described above and analyzed for Cu, Ni, Pt, Pd and Au.

* Line Cutting – A 17-line kilometre exploration grid was cut on the northern extension of the A-Zone grid re-established in 2000. A 25-line kilometre grid was in the process of being cut on the ProAm Property along the southern contact of the Agnew Lake Intrusion at the time of writing.

* IP-Mag Survey – 17-line km of IP and Magnetics were under way on the A-Zone extension grid at the time or writing and the ProAm grid will also be surveyed once line cutting is completed. Survey methods and systems were the same as those employed in 2000.

* Ongoing work includes completion of the A Zone extension and ProAm Property IP surveys, receipt of final analyses for detailed sampling programs in the A and B Zone areas and at the time of writing a reconnaissance drill program of between 1000 and 1250 metres was being initiated.

Results of Year 2001 Exploration Program

Regional Prospecting and Sampling

The regional prospecting and mapping program completed on the Agnew Lake Property in 2001 continued to focus exploration on the marginal series rocks. With the exception of 76 samples collected from the ProAm Property for which analysis were unavailable at the time of writing, Pt+Pd+Au values from the samples collected ranged between 1 and 12,297 ppb with an average of 105 ppb. This average value is skewed by the fact that roughly 60% of the samples collected were gathered in or adjacent to known zones of PGM mineralization. Cu values ranged from 1 to 37,800 ppm with an average of 172 and Ni values ranged from 1-2537 ppm with an average of 74 ppm. The relatively low nickel values reflect the lack of ultramafic lithologies associated with PGM mineralization on the property. The prospecting program identified possible extensions to the A, B and D zones. In the A Zone area prospecting returned several grab samples > 1 g/T, with one sample of > 12 g/T Pt+Pd+Au, over a strike length of 900 metre in an interval ranging from 10-75 metres east of the intrusive contact. In the B Zone area, between the BZ2 and BZ4 areas, an approximate length of 900 metres, prospecting returned numerous results > 1 g/T with one sample > 3 g/T.

Bye and O'Brien Areas

Disseminated to near massive pyrite, pyrrhotite and chalcopyrite mineralization was observed at or near the intrusive/sedimentary contact in these two intrusions. Around the Bye intrusion 107 samples were collected Pt+Pd+Au results for these samples ranged between 1 to 5850 ppb with an average of 432 ppb. The results from the 2001 sampling expanded the known area of mineralization at Bye slightly. On the O'Brien Property sampling was conducted in an attempt to re-locate extremely high grade Pt+Pd values reported by BP Resources (to > 14 g/T Pt+Pd). I total 24 samples were collected from this difficult to access area. Sample results ranged from 5 to 103 ppb Pt+Pd+Au. No indication of the high-grade mineralization reported by BP was observed.

Mechanical Stripping and Grid Channel Sampling

At the time of writing completed analytical results had been returned from 5 of 6 areas sampled in 2001. No geological details were available to the author for the areas stripped and sampled in 2001. The BZ1 to BZ3 areas were located along the Ontario Hydro Powder Line in the extreme NW corner of the intrusion. 451 samples were collected from the BZ1 area with a high of 2012 ppb Pt+Pd+Au and an average Pt+Pd+Au value of 180 ppb. This trench exposed an area of anorthositic gabbro and mineralization is very erratic in nature.

The BZ2 trench, located under the Powerline along the western edge of the Iintrusion and covering the collar of Hole 99-7, sourced 723 grid-channel samples with a high and average Pt+Pd+Au values of 1945 and 113 ppb respectively.

The BZ3 area was located between the BZ1 and BZ2 areas and sourced 154 grid-channel samples. Analytical values for Pt+Pd+Au reached a high of 2244 ppb with an average value of 185 ppb.

The BZ4 trench was completed over the area known as the B2 Zone, 600 metres south of the powerline along the western margin of the Intrusion. 258 samples were collected from this area with high and average values of 7235 and 244 ppb Pt+Pd+Au respectively.

The AZ3 and AZ4 stripped areas are located at the north end of the A Zone and north of the AZ1 and AZ2 areas stripped and sampled in 2000. The AZ3 area sourced 46 grid-channel samples with a high of 2323 ppb and an average of 374 ppb. Roughly 75% of the AZ4 results were available at the time of writing with results to date averaging 161 ppb Pt+Pd+Au.

Overall the stripping demonstrated the wide-spread but erratic nature of mineralization within the B-Zone. Mineralization often appears to form fine-grained clouds of disseminated sulphide assocaited with the more mafic phases of the intrusion in this area. The higher average Pt+Pd+Au values in the BZ4 and AZ3 area are encouraging as is the presence of some very high grade samples in the BZ4 area. Along the roughly 2.0 km between these two areas along the intrusive contact there is very little exposure and the potential of this area to host additional mineralization is considered high.

IP and Magnetic Surveys and Diamond Drilling

At the time of writing these work programs were on-going and no exploration results were available to the author.

10. Sampling Method, Approach, Preparation and Analysis.

Much of this information has been included above such that this section provides a review of the sampling and analytical techniques employed. All sampling in 1999 was completed by contract geological staff in the employ of New Millennium Metals. Sampling in 2000 and 2001 has been completed by contract geological and technical staff employed by Pacific Northwest Capital. The author was directly involved in only the 1999 channel sampling and drilling programs.

All grab samples collected during the Agnew Lake program between 1999 and 2001 were collected from outcrop via hammer. Fist size to slightly larger samples were, in general, collected in order assess the level of PGM mineralization in the associated lithology and to provide guidance in the planning of more detailed work programs. Typically samples of least weathered material is collected from an outcrop although this is not always possible were outcrops are rounded and physically difficult to sample. Grab samples were placed in 8.5 x 11 poly bags along with a numbered sample tag and then sealed with either flagging or electrical tape in the field. The sample numbers are recorded on the outside of the bag as well as in the samplers field book along with information of the sample collected (lithology, presence and nature of observed mineralization, alteration, etc) and the location of the sample in grid and UTM coordinates (based on GPS readings). Samples were then returned to the field base and shipped on-mass either by courier to XRAL in Rouyn-Noranda, Quebec or by transport from the nearby town of Espinola to Accurassay in Thunder Bay, Ontario.

Soil samples for the orientation and grid sampling programs were from B-horizon soils, by shovel, at depths ranging between 10 and 45 centimetres. Samples were screened by hand to remove excess organic matter, small pebbles and other contaminates. Screened samples were then placed in 7 x 3.5 inch Kraft soil bags on which the line and station number were recorded. Samples were then returned to the base camp, air-dried and shipped on mass to Rouyn-Noranda, Quebec.

Channel samples collected in 1999 were collected from diamond-blade saw cut channels cut continuously across strike in the upper portion of the Agnew Lake Intrusion. Continuous channels were chosen as they provide the best means of evaluating the potential for narrow, reef-style PGE mineralization being targeted. Channels were all east-west oriented, 5-7 cm wide and between 5 and 10 cm deep. Sample lengths varied as a function of lithology, mineralization, alteration and structure, but seldom exceeded one metre in length. Samples were collected from the outcrop by chisel and placed in large poly bags along with a numbered sample tag. In most cases every tenth sample number were spray painted on the outcrop and metal tags were placed in the channels at the start and end of each sample run. Individual sample lengths were marked on the outcrop by a narrow cuts across the main channel at the beginning and end of each sample. As with the grab samples the channel samples were sealed in the field, transported to camp and then shipped on-mass to XRAL.

The grid channel samples collected by Pacific Northwest Capital in 2000 and 2001 were also cut by diamond saw and removed by chisel. In this case 25-30 cm long, east-west oriented samples were collected from the intercepts of a 2.5 x 2.5 metre grid laid out over stripped and washed outcrop areas. This method of sample provides a better bulk average grade of the stripped area and is better suited for testing the erratic but widely spread style of mineralization associated with the contact zones at Agnew Lake. Sample collection proceeded as above with samples being shipped to XRAL for analysis.

Drill core collected during the 1999 drill program on the Agnew Lake Property was transported from the drill hole location to the base camp at the Agnew Lake Lodge. Core samples were logged, boxes measured and labeled. Sampling of most holes was continuous from top to bottom excluding obviously unmineralized dykes and wall rock. In all cases drill core was split by hand with half of each sample being retained for future study and analysis. The drill core is currently stored with Pacific Northwest Capital in Sudbury along with core from BP's earlier work on the property. Samples were split and then placed in poly bags along with a sample tag. The other half of the sample tag was placed in the core box and note of the sample interval and sample number were placed in the drill log. As above, samples were shipped en-mass to XRAL by transport at the completion of the drill program.

Analytical methods utilized on each type of sample have been included in the discussion above. Standard preparation techniques were employed for all samples save for the soil samples which underwent a proprietary preparation and analytical technique (MMI - Mobile Metal Ion) under license to XRAL, the details of which the author is not privy to.

Random duplicate samples were submitted with New Millennium's samples roughly every 50-65 samples. No significant anomalies appeared in the data and the check assays conducted by the analytical facilitates did not show any anomalies during the period of time the author was involved in the project.

Pacific Northwest Capital has not, to the authors knowledge, conducted any in-house data verification save for re-analyzing the pulps for any and all samples which exceeded the 1 g/T Pt+Pd+Au threshold. In all cases every tenth sample was re-assayed by the analytical facility in question with the both the original and duplicate analysis report. To the authors knowledge there has been no significant analytical discrepancies detected by the data verification procedures conducted on the project to date. In general no analytical errors were observed in the data collected to date on the project and the author believes the analytical data accurately reflects the metal distribution on the property

11. Interpretation and Conclusions

Work to date on the Agnew Lake Property has demonstrated the utility of surface prospecting, soil sampling and mechanical stripping as successful exploration techniques on the Agnew Lake property. The effectiveness of the IP and Magnetic surveys can, by in large, only be definitively tested by drilling but there appears to be good correlation between zones of known mineralization and areas of increased chargeability. It is the conclusion of the author that the exploration philosophy (Contact breccia style bulk mineable targets) and methodology (Prospect - Map - Strip - Sample - IP - Drill) currently being employed on the Agnew Lake Property are both effective and cost efficient.

Exploration activities to date have demonstrated the occurrence of a number of zones of PGE mineralization associated with the marginal phases of the Agnew Lake Intrusion. Extensive, but somewhat erratically distributed Pt+Pd+Au mineralization occurs along over 7 km of the marginal series of the intrusion, within 10 to 250 metres of the intrusive contact. The PGE mineralization is associated with weakly disseminated sulphides (chalcopyrite, pyrrhotite and pyrite) and most commonly is hosted by varitextured gabbro/gabbronorite and inclusion-bearing gabbro. To this point the controls on the local distribution and occurrence of PGE mineralization are unclear, but the varitextured nature of the host rock and the presence of both basement and mafic igneous fragments in the host breccias support a model which includes magmatic contamination and high volatile activity similar to those discussed for contact breccia occurrences above.

Exploration has located six outcropping zones of mineralization around the basal contact of the Agnew Lake Intrusion, of which, based on the preliminary results to date, the A and B2 Zones appear to have the most significant potential for economic mineralization. This conclusion is based on the presence of very high grade Pt+Pd grab samples, higher than average background Pt+Pd grades and extensive zones of varitextured gabbro/gabbronorite and inclusion-bearing gabbro in both of these areas. These two areas may, in fact, be part of one mineralized interval stretching for over 3.0 km along the western margin of the Agnew Lake Intrusion.

Little recent work has been completed on the D, C and Mong Lake Zones, so their potential is difficult to evaluate. . In addition, the newly acquired ProAm ground, has until the on-going 2001 program, not received any prior detailed PGE exploration and for this reason, plus it's proximity to the A Zone, must be considered highly prospective. The B Zone has seen considerable work and drill testing in the past and PGE mineralization in this area has proven to be too erratic to be economic. Exploration activities should continue to focus on the contact breccia style of mineralization and in particular on more detailed testing of the A and B2 Zones.

New Millennium's 1999-exploration program did demonstrate the presence of reef-style PGE mineralization within the Agnew Lake Intrusion. The reef style PGE occurrence at the 7a/7b contact does not, however, appear to have any significant economic potential. This discovery does, however, suggest that additional attention be paid to the central portion of the Agnew Lake Intrusion and in particular to major stratigraphic boundaries such as the 5/6 and 6/7 boundaries which appear to mark zones of magma mixing with potential for stratiform PGE mineralization. These targets, must however, be rated as a second priority target.

12. Recommendations

Wide spread PGE mineralization has been discovered within the marginal phase of the Agnew Lake Intrusion. Exploration to date by previous workers, New Millennium and PFN has identified 6 zones of outcropping mineralization over more than 12 km of the basal portion of the Agnew Lake Complex. It is strongly recommended that explorations continue to the next phase on each of these zones and that additional early stage work continue to target the basal portion of the Intrusion.

In the A and B2 Zone areas it is recommended that a program of closely spaced (100 metre centers) stratigraphic drilling be initiated. Drilling should initially focus beneath zones of known mineralization and on chargeability highs as defined by the IP surveys within these two areas. Given the apparent random orientation and erratic distribution of mineralization in these zones detailed drilling will be required to adequately assess their economic potential.

In the C and D Zone areas mechanical stripping and surface sampling are required in advance of geophysical surveys. Geophysical targets generated on the ProAm Property should also be considered as higher priority drill targets in order to evaluate the potential of this claim package as quickly as possible. The B and Mong Lake areas are at present considered to be lower priority targets as there has been a great deal of previous work in the B Zone area and the Mong Lake Zone has yet to demonstrate the kind of potential needed to make it a high priority target.

Additional prospecting activities should be specifically focussed along the Units 5/6 and 6/7 contacts in the interior of the intrusion targeting reef-style, stratiform PGE mineralization. Limited geochemical grids over these contacts would aid in defining targets for more detailed exploration. While these target areas are considered a secondary priority it is recommended they be evaluated in 2002 if sufficient funds are available through the Kaymin Farm-in Agreement.

Budgetary considerations for the Agnew Lake Project are beyond the scope of this report. Should the Kaymin Farm-in Agreement continue through 2002 there should be sufficient funds to allow completion of any and all work necessary to move the project forward through the next phase of exploration. It is recommended that New Millennium seek more regular up-dates on activities at Agnew Lake in 2002 and that the author and other representatives of the Company visit the project to get a field update on activities when the current drill campaign is completed and again in the spring of 2002.

13. References

Born, P. 1990. Summary report on the geology of the Shakespeare-Dunlop Intrusion. BPRC company report.

BPRC 1987. Sudbury PGE project. BPRC company report.

BPRC 1988. Sudbury PGE project. BPRC company report.

Easton, R.M. 1998. New observations related to the mineral potential of the Southern Province and the Grenville Front Tectonic Zone east of Sudbury. Ontario Geological Survey, Open File Report 5976, 28 p.

Gamble, D. 1991. Sudbury PGE Joint Venture. Summary of Activity. May 1, 1990-December 31, 1990. BPRC company report

Hannila, K.K. 1993. Annual Report, Shakespeare Project. INCO Ltd company report.

Peck, D.C., James, R.S. and Chubb, P.T. 1993. Geological environments for PGE-Ni-Cu mineralization in the East Bull Lake Gabbro-Anorthosite Intrusion, Ontario. Exploration and Mining Geology, Vol. 2, No. 1, pp. 85-104.

Peck, D.C., James, R.S. and Chubb, P.T., Keays, R.R. 1995. Geology, metallogeny of the East Bull Lake Intrusion, Ontario. Ontario Geological Survey, Open File Report 5923.

Vogel, D.C. 1996. The Geology and geochemistry of the Agnew Intrusion: implications for the petrogenesis of early Huronian mafic igneous rocks in central Ontario. PhD thesis, University of Melbourne.

Vogel, D.C., James, R.S. and Keays, R.R.1998. The early tectono-magmatic evolution of the Southern Province: implications from the Agnew Intrusion, central Ontario, Canada. Canadian journal of Earth Sciences, No. 35, pp. 854-870.

Statement of Qualifications

I ,Darin W. Wagner of 12211 210th Street, Maple Ridge, B.C. do hereby certify that:

1. I am employed by New Millennium Metals Corporation as Vice-President, Exploration, am an officer of said company and have been since March 2000
2. I have been employed as a practicing geologist since 1991 in British Columbia, Ontario, the Northwest Territories and Overseas
3. I received a B. Sc. degree in Geology from the University of Waterloo in 1989
4. I received an M. Sc. degree in Geology from Carleton University in 1993
5. Have submitted an application to become a member of the Association of Geoscientists of Ontario which is pending approval
6. I have personal supervised and been responsible for monitoring exploration activities on the Agnew Lake Property since October of 1999 and as such have knowledge of the facts enclosed and believe them to be true
7. I am the holder of 70,000 outstanding share options in New Millennium Metals Corporation

Signed: "Darin Wagner" Dated: "December 13, 2001"

Darin W. Wagner, M.Sc.

Gowling Lafleur Henderson LLP | Barristers & Solicitors | Patent & Trade Mark Agents
A Limited Liability Partnership under the laws of Ontario



PO Box 49122, Suite 2300
1055 Dunsmuir Street
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Vanessa Carle
Direct (604) 443-7641
vanessa.carle@gowlings.com
File V19178

January 2, 2002

British Columbia Securities Commission
9th Floor, 701 West Georgia Street
Vancouver, BC
V7Y 1L2

Attention: Corporate Finance

Alberta Securities Commission
4th Floor, 300 - 5th Avenue S.W.
Calgary, AB
T2P 3C4

Attention: Corporate Finance

Canadian Venture Exchange
2700 - 650 West Georgia Street
Vancouver, BC
V6B 4N9

Attention: Jim Mackie

Re: Platinum Group Metals Ltd. - Amalgamation with New Millennium Metals Corp.

Further to our SEDAR filing of December 28, 2001, we now enclose the technical reports and a revised consent of professional for Mr. Frank Racicot as the originally filed one erroneously referred to the Rutledge Lake Property.

Yours very truly,

GOWLING LAFLEUR HENDERSON LLP

"Vanessa Carle"

Vanessa Carle
Legal Assistant

Encl.

Frank Racicot

Consent of Professional (Qualified Person)

British Columbia Securities Commission
Pacific Centre
9 th Floor , 701 West Georgia Street
Vancouver , B.C.
V7Y 1L2
Attention: Corporate Finance

Alberta Securities Commission
4 th Floor , 300 – 5th Avenue S.W.
Calgary , Alberta
T2P 3C4
Attention: Corporate Finance

Canadian Venture Exchange
Suite 2700 - 650 West Georgia Street
Vancouver, BC
V6B 4N9
Attention: Mr. Jim Mackie

Re: Platinum Group Metals Limited (the "Issuer")

1. I, Frank Racicot of 1912 Springdale Crescent, Sudbury, ON, P3A 5J1 have prepared the section on the ***Beaumont Property*** in the report entitled ***" Qualifying Report on the Sudbury Projects, Sudbury Mining Division, Ontario "*** dated December 12th, 2001, (the Report);

2. I have read the disclosure in the Issuer's final Information Circular to Shareholders dated December 19, 2001 (the Information Circular) in connection with the Beaumont Property and I have no reason to believe that there are any misrepresentations in that part of the information contained in the Information Circular that is derived from the Report or that it is within my knowledge as a result of my preparation of the Report;

3. I do not own nor do I expect to receive any interest (direct, indirect or contingent) in the property described in the Beaumont Section of the Report, nor in the securities of the Issuer in respect of services rendered in the preparation of the Report. I do own 10,000 shares of the company received as an option consideration in respect to certain claims optioned from me by the company. I may inadvertently and without my knowledge be the owner of any publicly traded security through participation in mutual funds over whose portfolios I have no control;

4. I hereby consent to the use of the name of Frank Racicot and to the use of and references to the Report in connection with the Information Circular;

5. I hereby consent to the filing of the Report in the public files with the Securities Commissions of British Columbia and Alberta and the Canadian Venture Exchange and to their use for obtaining required regulatory acceptance or approvals in connection with the properties which are the subject matter of the Report.

Dated this 20th day of December 2001

" Frank Racicot "

Frank Racicot, PGeol

Diamond Drilling and Geophysical Report

on the

Rutledge Lake Property

Rutledge Lake , NWT
Latitude : 61° 37'N
Longitude : 110° 45'W
NTS: 75 E 7,10,15

for

Platinum Group Metals Ltd.

Field Program Completed :
March 1 – April 16 ,2001

Dennis Gorc
Platinum Group Metals Ltd.

Geophysical Report
E. Trent Pezzot
S.J.V. Consultants
Vancouver , B.C.

December 10, 2001

Summary

This report discusses the results of Platinum Group Metals Ltd. (PTG) Winter 2001 Exploration Program on it's Rutledge Lake Property in the Northwest Territories completed during the period of March 1 – April 16 ,2001. The aim of the program was to investigate and test sulphide mineralization for platinum group element metals (PGE's).

The Rutledge Lake Property is located 210 km SE of Yellowknife centered on latitude 61° 37'N and longitude 110° 45'W, and covers portions of NTS map sheets 75 E/7, E/10 and E/15. Access to the property is by float-plane or helicopter from Yellowknife, Fort Smith or Hay River. The property presently totals 33 claims (27,711 ha (68,474 acres)). . The property is subject to an option agreement with Mr. William Kizan and Mr. Lloyd E. Anderson dated June 7, 2000.

Previous exploration on the property completed on the property between the initial discovery in 1979 and the last work program in 1997 included 2,697 km of airborne geophysics ,ground geophysics , 1,861 geochemical samples and 2,500 m of diamond drilling (29 holes) . Exploration targets include 81 AEM conductors of which 29 are A-rated at least 75 sulphide showings.

The Rutledge Property is underlain the Rutledge Lake Complex a metamorphosed volcano-sedimentary belt at least 60 km in length and up to 17.5 km in width located near the western boundary of the Talston Magmatic Zone and the eastern boundary of the Rae Province. The Rutledge Complex can be roughly divided into two halves: paragneisses, metapelites and orthogneisses with lesser mafic/ultramafic intrusives to the west and a paragneiss-metabasite (metamorphosed mafic volcanics) sequence of The Mama Moose Complex to the east.

The main episode of Ni-Cu-PGE sulphide mineralization occurring at Rutledge Lake is associated with ultramafic/mafic intrusions which were emplaced post the main episodes of deformation along fault structures. This mineralization is comprised of pyrrhotite-dominated massive sulphides and sulphide breccias. Major sulphides include pyrrhotite which is by far the predominant sulphide with lesser pyrite, chalcopyrite, pentlandite, molybdenite, bornite and arsenopyrite.

Previous exploration at Rutledge Lake has focused almost exclusively on searching for massive sulphide related base metal deposits. However a review of the results from previous exploration suggests significant exploration potential for Platinum Group Metals (PGE) at Rutledge Lake. The geological and tectonic setting, sulphide mineralogy and geochemistry all suggest potential for magmatic Ni-Cu-PGE sulphide deposits.

The two best PGE exploration targets based on the previous data are the Kizan Showing located in the northern portion of the property from which PTG took a 0.40 m rock-sawn channel returned 55.4 g/t Pt and Airborne Conductor 5 located in the southern portion of the property where DH- 6R018 drilled in 1986 intersected a 2 m wide ultramafic/mafic intrusive containing zones of massive sulphide/sulphide breccia to 0.5 m. Within this interval a 0.51 m interval of fine grained ultramafic with wispy disseminated pyrrhotite returned 1250 ppb Pt, 10 ppb Pd, 1040 ppm Cu and 620 ppm Ni. These two areas were the focus of the PTG 2001 exploration program. A third target located about 1.5 km south east of the Kizan Showing was also chosen. The 2001 program included Max-Min EM , Magnetometer and Induced Polarization ground geophysical surveys on two grids (North and South Grids) followed by completion of 10 drill holes totaling 1,072m in three target areas .

A total of 7 drill holes (724 m) (DH-RL-01 to 07) were completed in the vicinity of the Kizan 55 g/t Pt showing located in the north part of the property near Airborne Conductor 10. Wide zones of massive sulphide and sulphide breccia were intersected measured in 10's of metres. Major sulphides include pyrrhotite which is by far the predominant sulphide with lesser pyrite ,chalcopyrite and rare arsenopyrite . Adjacent the massive sulphides and sulphide breccias are zones containing numerous thin (1 to 5mm) sulphide or sulphide/quartz veinlets. Bordering these veinlets are often 1-2 cm wide segments with 1-2% disseminated sulphide. Significant zones of often intense silification occurs adjacent to the massive sulphide zones. The drilling did not intersect the high-grade platinum mineralization at the Kizan showing from which a sawn channel sample taken in 2000 returned 55 g/t Pt.

At the second target area located approximately 1.4 km southwest of the Kizan Showing DH-RL-08 intersected ultramafic/mafic intrusives and mineralization similar to that found in DH-RL-01 to 07 .This mineralization is along strike of the Kizan Showing and appears to be along the same controlling fault.

The third target tested is located approximately 15 km south of the Kizan Showing near Airborne Conductor 5 and DH-6R018 (1986) which returned 1250 ppb Pt over 0.51m. DH-RL-09 was located 80m southwest of DH-6R018 and was designed to test the strike extension of the mineralization intersected DH-6R018 as outlined by a strong Maxmin EM conductor.

DH-RL-09 intersected similar mineralization, lithologies and alteration encountered in DH-RL-01 to 07 in the area of Kizan Showing. The sulphide zone in DH-RL-09 measured 10 m in thickness. An 8m wide zone with more disseminated sulphide mineralization occurs adjacent the massive sulphide/sulphide breccia.

Core samples from the 10 drill holes (DH-RL-01 to 10) completed in the 2001 program returned up to 388 ppb Pt, 125 ppb Pd, 513 ppb Au, 9,181 ppm Cu and 3,527 ppm Ni.

Results from the 2001 exploration confirm that there is a PGE-Ni-Cu mineralizing event associated with mantle-derived ultramafic-mafic intrusives. These bodies intrude the older para and orthogneisses along sub-parallel NE-SW structures. These structures and ultramafic bodies appear to occur across the width of the Rutledge Belt. Although in outcrop the ultramafic bodies and sulphide zones are small in size and discontinuous along strike drill and geophysical results indicate more extensive mineralization .The significant amount of sulphides suggest that there must be a larger source for both the intrusive and the accompanying mineralization.

Table of Contents

List of Tables

List of Figures

List of Appendices

1. Introduction

This report discusses the results of Platinum Group Metals Ltd. (PTG) Winter 2001 Exploration Program on it's Rutledge Lake Property in the Northwest Territories. The aim of the program was to investigate and test sulphide mineralization for platinum group element metals (PGE's). Previous exploration on the property had discovered extensive sulphide mineralization and outlined at least 80 exploration targets. Of these targets , three targets were chosen which were judged as having the best potential for PGE's.

The program included linecutting and emplacement of two grids (North and South Grids) followed by Max-Min EM , Magnetometer and Induced Polarization ground geophysical surveys designed to investigate known showings and Airborne Geophysical Anomalies. The results of these surveys in turn would aid in the location of the diamond drilling to follow. A total of 10 diamond drillholes (1,072m (3,517 feet) were completed. Additional mineral claims were also staked.The field portion of the program was completed during the period of March 1 – April 16 ,2001.

2. Location , Physiography , Climate , Access and Infrastructure

The Rutledge Lake Property is located 210 km SE of Yellowknife ,190 km N of Fort Smith , and 52 km SE of Great Slave Lake (Figure 1). The property is centered on latitude 61° 37'N and longitude 110° 45'W, and covers portions of NTS 1:50,000 scale mapsheets 75 E/7, E/10 and E/15.

Access to the property is by float-plane or helicopter air charter from either Yellowknife ,Fort Smith or Hay River. All three centres are accessible via provincial highways and have airports with commercial flights to Edmonton. The shore of Great Slave Lake lies 52 km to the northwest, and from there barge transport could be used to reach the nearest railhead at Pine Point, which is situated 210 km to the west. Provisions, basic equipment and supplies are readily available from these centres. Yellowknife, the largest of the centres, is home to both the Provincial and Federal seats of Government for this portion of the NWT. For the Winter 2001 Exploration Program Yellowknife was used for logistical support.

There are two fishing lodges located on Rutledge Lake which are in operation during the summer months. Each of the lodges can accommodate 10 -15 people ,depending on availability ,and have boats and outboard motors for rent. For this program Platinum Group Metals Ltd. refurbished and added to a camp constructed on the property by previous operators. This camp was used to house the 10 man crew during the Winter 2001 Exploration Program. The camp is located on an island less then 2 km south of the High Grade Kizan Showing within the northern part of the Rutledge Property (See section 9.3 Logistical Summary for more details).

Most parts of the property are accessible by boat and foot during the summer and by snowmobile during the winter. During the Winter 2001 program snowmobiles provided adequate transportation. Helicopters are required to reasonably access some parts of the property.

The Rutledge Lake area lies near the tree line of the northernmost regions of the Boreal Forest. Discontinuous permafrost underlies much of the region. Although winters are typically long and cold, with snow cover lasting from October to May, Rutledge Lake is typically ice-free from early June to middle October. The annual range of temperature is extreme, ranging from -30° C or less in the winter to over 30° C in the summer. Precipitation averages less than 40 cm per year.

The property covers a sizeable portion of Rutledge Lake in a region of low topographic relief, with hills rarely exceeding 50 m. Bedrock in the Rutledge Lake area is moderately exposed, comprising less than 50 per cent of the surface area. Rutledge Lake lies at an elevation of 310 m above sea level, and the highest point on the property lies at an elevation of about 380 m. The exposed bedrock consists primarily of granitoids, but along and near Rutledge Lake numerous exposures of highly metamorphosed metasedimentary and metavolcanic rocks exist. In general, the metasedimentary and metavolcanic rocks are poorly exposed. The remainder of the surface area comprises lakes, muskeg and natural vegetation. The vegetation largely consists of spruce, pine and fir stands. Thick moss and lichen on outcrops act to further reduce the bedrock exposure to about 5 per cent away from the shorelines. Forest fires have occurred on some portions of the property , in these areas vegetation is very thick making access difficult.As well, a discontinuous veneer of sandy- to silty-clay soil covers the region. Evidence of glaciation is present throughout the area in the form of scour marks, striations, grooves and whalebacks. Eskers up to 10 m in height and several kilometres in length are found in the northern portion of the property.

2.1. Land Use Permit – Camp Construction - Logistics

In 1996 Reliance Energy , one of the previous operators on the property , constructed a camp on the property located on a small island less the 2km southeast of the high grade Kizan Showing in the northern part of the property. The camp consisted of four 16 ft. x 16 ft. wood-plywood framed structures including a kitchen , a storage and two sleeping units. These structures were refurbished and winterizied prior to the start of this program. The kitchen was improved with the construction of a new table , benches and shelves as well as a new fridge. The storage building was modified into a dry with the installation of a water system including; pump, storage tank, propane hotwater tank and shower. An office space was added to one of the sleeping structures. In addition two new 12 ft x 14 ft wooden structures were constructed: another sleeping unit and a drillcore processing unit as well as two core racks. All 6 structures were winterized with insulation and installed with diesel heating stoves. Three diesel generators provided electricity for the camp , rock saw and helicopter heating. Three snowmobiles and toboggans were on site for ground transport. During the diamond drill portion of the program a Hughes 500 helicopter was on site for drill moves , etc. A satellite phone and walkie-talkies provided communication.

Mobilization and demobilization of personnel , equipment and supplies was done through Yellowknife with the assistance of a local expeditor. Ski-equipped chartered bush aircraft provided transport to and from Yellowknife landing on Rutledge Lake.

NWT Land Use Permit under the name of William Kizan , one of original property owners , was transferred to Platinum Group Metals Ltd. This permit is in effect until 2002 and covers the Rutledge property. During the duration of the program efforts were made to improve the site. Almost all the fuel which had been stored on site was used up for heating. All garbage produced during the program was bagged and hauled to Yellowknife for disposal on backhaul flights as well as all human waste. All empty fuel barrels and propane tanks were likewise hauled to Yellowknife for disposal. In total 61 fuel drums and 14 propane tanks were hauled from the site to Yellowknife. The drilling and geophysical contractors were obligated to conduct their operations within the guidelines and land use regulations. During the course of the program the camp visited by a NWT Land Use Inspector who inspected the camp and drill sites.


120° W
116° W
112° W
108° W
104° W
Victoria Island
68° N
Coronation Gulf
Bathhurst Inlet
Muskox Project
Arctic Circle
Great Bear Lake
Takijuq Lake
Lupin
Point Lake
Lac De Gras
64° N
Mackay Lake
Aylmer Lake
Yellowknife
Rutledge Project
Great Slave Lake
Northwest Territories
Saskatchewan
B.C.
Alberta
C.N.R.
0
100
200
Kilometers
Location Map
Rutledge Project - NWT

Figure 1 : Location Map

3. Property Description and Claim Information

The Rutledge Lake Property is located 210 km SE of Yellowknife ,centered on latitude 61° 37'N and longitude 110 ° 45'W, and covers portions of NTS 1:50,000 scale mapsheets 75 E/7, E/10 and E/15. Mineral claims in this region are administered by the Federal government through an office in Yellowknife.

During the Winter 2001 Exploration Program seven additional mineral claims were staked PGM 11 – PGM17. These new claims extended the property to the north and south. Of these two claims (PGM 16 and 17) were still awaiting approval as of the date of this report.

Platinum Group Metals Ltd. optioned the original Rutledge Property comprising 12 claims (10,127 ha (25,024 acres)) from Mr. William Kizan and Mr. Lloyd E. Anderson (RANKI 1 to 5 , REC 4 , 5 ,7 ,9 ,16 , 30 and 31). The property is subject to an option agreement dated June 7,2000.

Since PTG acquired the property in June 2000 it has staked an additional 21 claims (17,584 ha (43,450 acres). The property presently totals 33 claims (27,711 ha (68,474 acres)). Although the new claims are held under PTG's name and license , they are also subject to the terms of the option agreement.

Table 1 : Rutledge Property – Claim Information

Claim Name	Tag No.	NTS Sheet	Acres	Hectares
RANKI 1	F59334	075-E-10	1,807.75	731.59
RANKI 2	F59335	075-E-10	1,601.15	647.98
RANKI 3	F59336	075-E-10	1,807.75	731.59
RANKI 4	F59337	075-E-10	2,479.20	1,003.32
RANKI 5	F59338	075-E-10	1,549.50	627.07
REC 4	F43174	075-E-10	1,678.63	679.33
REC 5	F43175	075-E-10	2,582.50	1,045.12
REC 7	F43177	075-E-10	2,582.50	1,045.12
REC 9	F43179	075-E-10	2,582.50	1,045.12
REC 16	F43186	075-E-10	1,187.95	480.76
REC 30	F29630	075-E-15	2,582.50	1,045.12
REC 31	F29631	075-E-15	2,582.50	1,045.12
REC 3	F69771	075-E-10	1,678.63	679.33
REC 10	F69774	075-E-10	2,582.50	1,045.12
REC 12	F69779	075-E-10	2,582.50	1,045.12
RUT1	F69772	075-E-10	981.35	397.15
PGM 1	F69781	075-E-10	2,199.16	889.99
PGM 2	F69782	075-E-10	1,630.84	659.99
PGM 3	F69783	075-E-10	2,474.05	1,001.23
PGM 4	F69777	075-E-10	2,385.76	965.50
PGM 5	F69776	075-E-10	2,291.82	927.49
PGM 6	F69780	075-E-10	2,529.03	1,023.48
PGM 7	F69783	075-E-10	1,738.32	703.45
PGM 8	F69784	075-E-10	605.90	245.21
PGM 9	F69785	075-E-10	2,254.14	912.25
PGM 10	F69786	075-E-10	1,924.26	778.75
PGM 11	F71479	075-E-10/15	2,582.50	1,045.12
PGM 12	F71480	075-E-10/15	2,582.50	1,045.12
PGM 13	F71481	075-E-10/15	2,582.50	1,045.12
PGM 14	F71482	075-E-10/15	2,582.50	1,045.12
PGM 15	F71483	075-E-10	2,582.50	1,045.12
PGM 16	Pending	075-E-7	2,582.50	1,045.12
PGM 17	Pending	075-E-7	97.00	39.26
33 claims	**Totals**		68,474.69	27,711.32



110°45'W
61°45'N
61°30'N
N
REC-31
REC-30
PGM 11
PGM 12
PGM 13
PGM 14
PGM 17
REC-4
REC -3
RANKI-1
REC-5
PGM 15
Kizan Showing (55 g/t Pt)
RANKI -2
REC-7
PGM 10
RUT-1
REC-10
PGM 9
REC-9
Rutledge Lake
PGM 8
PGM 1
REC-12
RANKI-3
PGM 2
RANKI-4
PGM 3
PGM 6
REC-16
PGM 7
PGM 5
RANKI-5
PGM 4
PGM 16
LEGEND
Rivers
Lakes
REC-31
Mineral Claims
Kizan Showing (55 g/t Pt)
SCALE 1:200,000
5.0 0.0 5.0 10.0
KILOMETERS
Dwg Title: Rut-Claims-Aug101.Dwg
PLATINUM GROUP METALS LTD.
District of Mackenzie, Northwest Territories
NTS: 75 E/7, E/10, E/15
Figure 2
Rutledge Property Claim Map
SCALE: 1:200,000
GEOLOGIST: D. GORC
DATE: JULY 2001
DRAWN BY: R. McGREEVY
EDITED: AUG. 1, 2001
DWG: See Full Title at Left

Figure 2 : Claim Map – Rutledge Property

4. **Exploration History**

Sulphide showings and gossans were discovered by Mr. W. Kizan and Mr. L. Anderson , two prospectors, along and near the shore of Rutledge Lake in 1979/80. Several of these showings returned anomalous copper (Cu), nickel (Ni), molybdenum (Mo) and gold (Au) and Mr. Kizan and Anderson subsequently staked the original claims over the property.

Massive sulphide (Ni-Cu) deposits were the primary exploration target on the property between 1979 and 1997. The exploration history is summarized in Table 2. Exploration models included the Thompson Nickel Belt and Outokumpu Cu/Co/Zn deposits. Geophysics , including airborne and ground geophysical surveys, and prospecting were the primary exploration methods used. Geological mapping and minor soil sampling was completed over some showings , One of the previous operators on the property , BHP Canada Ltd. (BHP) mapped the shoreline geology of the property , A total of 2500m of diamond drilling in 29 drill holes , which tested 18 geophysical targets, have been completed.

An airborne geophysical survey outlined 81 multiple anomaly AEM conductors of varying lengths, of which 29 are rated A+, A or A-. Many of In most cases, gossans and/or semi-massive to massive sulphide occurrences have been found spatially coincident with the AEM conductors indicating that strong potential exists for significant extent to many of the sulphide zones. Of the 29 A-rated conductors 12 have been drill tested. Six additional weaker conductors have also been drill tested. Many of the AEM conductors are co-incident with airborne magnetic anomalies.

Ground geophysical surveys have been conducted on a total of 21 AEM conductors.A combined total of 294 line-km of ground surveys were completed including magnetic, Turam EM (TEM), Crone Pulse EM (PEM), DEEPEM, MAXMIN horizontal loop EM and gravity ground geophysical surveys.See Table 3 for a summary of geophysical results.

Prospecting and mapping although largely limited to shorelines has located at least 75 showings. The initial regional reconnaissance program by the Bill Grubstaking Syndicate (Trigg, Woollett Consulting Ltd.) in 1981 located 70 gossans and 41 sulphide showings; 75 per cent of which are within the Rutledge Lake metavolcanic to metasedimentary belt. Many of these gossans and/or showings have yet to be sampled. The majority of surface rock samples (837) were taken either by BHP Canada Ltd. in 1989/90, or by APEX in 1996. Previous drilling intersected sulphide mineralization up to 30.8 m in width and 200 m deep. A total of 1861 samples of all types (rock chip , drill core , soil and vegetation) have been taken on the property. Because of the previous focus on Ni-Cu massive sulphide exploration only 849 of the 1861 samples taken were analyzed for platinum and palladium. BHP did not initially analyze their 1989 samples for Pt/Pd until a review of the program results in 1990 at which time it was decided that all 1989 samples returning greater then 1000 ppm Ni would be run for Pt/Pd. . It was this re-run, that included the sample, which returned the surprise result of 48.8 g/t Pt from the Kizan Showing.

In 2000 PTG contracted APEX Geoscience to conduct a field exploration and staking program on the Rutledge Property. One of the objectives of the program was to confirm the high grade 48.6 g/t Pt value returned from a sample collected by BHP in 1990/91 at the Kizan Showing. A total of 10 rock sawed channel samples were taken at the showing and included a value of 55.44 g/t Pt re-confirming the 48.8 g/t Pt BHP sample.An additional 78 rock samples were taken at selected outcrops of mineralized mafic rock at various locations on the property. In addition, ten mineral claims, totaling 8,369 ha (20,679.95 acres) were staked.

Table 2 : Summary of Previous Exploration

Summary of Previous Rutledge Lake Exploration Work and Expenditures 1983-1997	
Work Type	**Amount**
Airborne Geophysical Surveys	2,696.5 line-km
Ground Geophysical Surveys	294 line-km
Geochemical Samples – Rock, Soil, Drill Core	1,861
Diamond Drill Holes (1986-1987)	29 holes – 2,500.71 m
Expenditures: 1983 – 1997	$1,704,598

Year	Description of Work	Mining Firm
1939	Geological mapping in area by Geological Survey of Canada	GSC Henderson (1939)
1979/80	Prospecting by prospectors Kizan and Anderson ,Trigg, Woollett Consulting Ltd. examines data	Kizan and Anderson
1981	Regional Reconnaissance : 485 km of airborne geological mappingGround geological examinations at 65 locations	Bill Grubstaking Syndicate -Trigg, Woollett Consulting Ltd.
1982	Geological mapping - prospecting : 72 rock samples assayed (17 chip, 55 grab)	Enex Resources Ltd. - Trigg, Woollett Consulting Ltd.
1983	Geological mapping in area by Geological Survey of Canada (1:30,000 scale) Airborne Geophysical Survey : 2,211.5 km of INPUT EM and magnetometer surveying at 350 m spacing Ground VLFEM and magnetometer surveying Geological mapping and prospecting Grid surveying and line cutting 254 soil and rock chip samples Staked Enex 1 to Enex 10 and WWK 1 to 12 mineral claims	Geological Survey of Canada Culshaw (1984) Enexco International Ltd.- Questor Surveys ; Paterson, Grant and Watson Enexco International Ltd.-Trigg, Woollett Consulting Ltd.
1986	Geological mapping (1:5,000; 1:1,000 and 1:500 scales) Prospecting, sampling (237) and assaying 19 diamond drill holes (1135.51 m) testing 12 conductors Ground TEM and magnetometer surveying (93.28 km) 8 conductors	Enexco International Ltd.-Trigg, Woollett Consulting Ltd. and Olson Consulting Ltd. Hearst and Paterson Paterson, Grant and Watson Ltd.
1987	Geological mapping ; Petrological studies 9 diamond drillholes testing 9 conductors 322 core samples Ground Geophysics : 51.25 km of magnetometer and 47.25 km of Crone PEM and DEEPEM surveying over 8 INPUT conductors	Enexco International Ltd.-Trigg, Woollett Consulting Ltd. , Olson Consulting Ltd. and Geoplastech Inc Hearst and Paterson Paterson, Grant and Watson Ltd.
1988	Geological mapping in area by Geological Survey of Canada	Bostock (1988); GSC report
1989	Geological mapping (1:1,000 scale) Petrological studies Prospecting 216 rock samples collected	BHP Canada
1990	Geological mapping (1:10,000 and 1:1,000 scales) Prospecting 322 rock samples collected and assayed Ground mag, MAXMIN horizontal loop EM and gravity surveying over 3 grids	BHP Canada
1995	Staked RANKI 1 to RANKI 5 mineral claims	Kizan and Anderson
1996	Prospecting 377 rock grab and chip, soil and vegetation samples Compilation of previous work	Reliance Energy Corp.-APEX Geoscience
1997	Ground Geophysics: 36.925 km magnetometer, 31.325 km of VLF-EM, and 33.525 m of HLEM over five conductors	Reliance Energy Corp. -APEX Geoscience- Patterson Mining Geophysics Ltd.

Table 3 : Airborne and Ground Geophysical Summary

	AIRBORNE										GROUND		
Conductor	Electromagnetic (EM)						Magnetometer					RATING	
Number	Cond.	Length	Depth	Peak	Dip	Cd	Corr/Amp	Width	Depth	Susc.	Work Performed		
	(mhos)	(km)	(m)	Ampl.		Quality	(gamma)	(m)	(m)	(emu)		1983	1987
1	8	2	n/a	365	west	3-6 ch5	direct correlation	n/a	n/a	n/a	Not performed	B	B
1a	20	1	n/a	218	steep	3-6 ch	30	400	0	0.0002	Not performed	A	A
1b	9	1	n/a	97	steep	1-4 ch	40	330	44	0.0002	Not performed	B	B
1c	9	1	n/a	69	steep	3-6 ch	flanking	n/a	n/a	n/a	Not performed	A-	A-
1d	12	1.4	n/a	240	steep	n/a	41	180	0	0.0007	Not performed	B-	B-
1e	17	2.4	n/a	647	west	n/a	75	88	130	0.002	Not performed	B	B
1f	5	0.75	n/a	80	steep	n/a	direct	n/a	n/a	n/a	Not performed	C	C
1g	8	0.75	n/a	218	west	n/a	partly flanking	n/a	n/a	n/a	Not performed	A-	A-
2	10	1.4	n/a	834	west	n/a	flanking to direct	480	135	0.0009	Not performed	B	B
2a	6	2.2	60-70	392	west	3-6 ch	flanking to direct	n/a	n/a	n/a	PEM / Mag	C	C
2b	<5	1.2	n/a	210	steep	n/a	flanking to direct	n/a	n/a	n/a	Not performed	B-	B-
2c	4	0.4	60-70	186	steep	3-6 ch	direct?	n/a	n/a	n/a	PEM / Mag	B	B
2d	5	0.4	n/a	245	steep	n/a	nil?	n/a	n/a	n/a	Not performed	A	A
3	w: 13	0.8	<30	241	west	3-6 ch	w: nil				PEM / Mag	A	A+
	e: 30	1.6		2499			e: 200	134	62	0.0054			
3a	15	0.7	30-50	220	steep	1-6 ch	direct	n/a	n/a	n/a	PEM / Mag	A-	A-
3b	<20	0.9	n/a	240	steep	n/a	direct	n/a	n/a	n/a	Not performed	B	B
3c	5	2.5	n/a	303	west	n/a	direct	n/a	n/a	n/a	Not performed	C	C
4	e: 8	2.2	>50	696	west?	n/a	e: 120	204	35	0.001	PEM / Mag	A	A+
	w:	0.5		739			w: nil				HLEM / Mag / VLF-EM		
4a	<10	1.7	na	149	steep	2 ch	direct to flanking	n/a	n/a	n/a	TEM / Mag	B-	B-
4b	13	1.6	na	300	steep	3-6 ch	partially direct	n/a	n/a	n/a	Not performed	B	B
4c	<13	1.2	na	247	steep?	3-6 ch	partial at S end	n/a	n/a	n/a	Not performed	B	B
4d	3	0.5	na	430	steep?	n/a	flanking	n/a	n/a	n/a	Not performed	B-	B-
5	15	1.6	na	987	west	5-6 ch	74	156	8	0.0009	Not performed	B-	B
5a (5)	15	1.5	na	147	steep	5 ch	direct	n/a	n/a	n/a	HLEM / Mag / VLF-EM	B	B
5b	20	1.25	n/a	359	steep	n/a	direct	n/a	n/a	n/a	HLEM / Mag / VLF-EM	B	B
5c	10	1.9	n/a	1118	west	n/a	mainly direct,	434	90	0.0016	HLEM / Mag / Gravity	B	A
							n: 102; s: 128	638	36	0.0008	and Maxmin		
5d	14	1.3	n/a	746	steep?	5-6 ch	flanking,	n/a	n/a	n/a	Not performed	A-	A-
5e	<10	0.75	n/a	134	west?	n/a	direct	n/a	n/a	n/a	Not performed	B-	B-
5f	15	0.4	n/a	197	steep	n/a	flanking	n/a	n/a	n/a	Not performed	A	A
6 (4)	15	1.2	<10	440	steep	4-6 ch	direct	n/a	n/a	n/a	TEM / Mag / Gravity	B	B
											and Maxmin		
6a	25	0.7	70	240	west	5 ch	direct, weak	n/a	n/a	n/a	Mag / VLF-EM	A-	A-
6b	8	1.4	n/a	560	steep?	5-6 ch	60	340	0	0.0009	Not performed	C	C
6c	<10	1	n/a	178	steep?	1-4 ch	nil	n/a	n/a	n/a	Not performed	C	C
7	8	2.6	n/a	823	west	3-6 ch	flanking? / 115	200	350	0.0025	Not performed	B	B
7a	w: 9	1.2	n/a	164	steep	3-4 ch	direct	n/a	n/a	n/a	Not performed	C	C
	e: 9	0.9		200									
7b	w: 4	1.8	n/a	400	steep	3-4 ch	direct	n/a	n/a	n/a	PEM / Mag /DEEPEM	A	A
	e: 5	1		1037									
7c	30	1.2	n/a	770	west	3-6 ch	flanking to direct	n/a	n/a	n/a	Not performed	C	C
8 (7)	w: 50	2	0	1792	steep	6 ch	w: 115	270	440	0.0037	Mag / VLF-EM	B	A
	e: 26	0.5		178			e: nil						
8a	40	2.8	5	946	steep	6 ch	direct / 90	560	104	0.0006	PEM / Mag /DEEPEM	B	A
8b	4	0.9	n/a	110	steep	n/a	direct	n/a	n/a	n/a	Not performed	C	C
8c	45	1.6	n/a	110	steep	n/a	45	260	20	0.0003	Not performed	B	B
8d	3	0.9	n/a	139	steep	n/a	direct to nil	n/a	n/a	n/a	Not performed	C	C
8e	6	0.7	n/a	296	west	n/a	direct to nil	n/a	n/a	n/a	Not performed	B-	C-

Table 3 : Airborne and Ground Geophysical Summary Cont'd

	AIRBORNE										GROUND		
Conductor	Electromagnetic (EM)						Magnetometer					RATING	
Number	Cond.	Length	Depth	Peak	Dip	Cd	Corr/Amp	Width	Depth	Susc.	Work Performed		
	(mhos)	(km)	(m)	Ampl.		Quality	(gamma)	(m)	(m)	(emu)		1983	1987
9	w: 15	0.3	80	160	steep	5 ch	flanking	n/a	n/a	n/a	TEM / Mag / VLF-EM	A	A
	e: 15	0.3		165	19								
9a	20	1.3	n/a	137	steep	n/a	direct to nil	n/a	n/a	n/a	Not performed	C	C
9b (3)	9.32	1.1	n/a	197	steep	n/a	nil	n/a	n/a	n/a	Not performed	B	B
9c	20	2.1	n/a	430	steep	3-6 ch	direct	n/a	n/a	n/a	Not performed	C	C
10	18	0.7	<10	215	steep	4 ch	direct to nil	n/a	n/a	n/a	HLEM/VLF-EM/Gravity	A	A
											PEM / Mag /Maxmin		
10a	17	0.3	n/a	267	steep	3-6 ch	flanking to nil	n/a	n/a	n/a	Not performed	A	A
10b	9	0.5	n/a	80	steep	3-4 ch	nil	n/a	n/a	n/a	Not performed	A-	A
10c	16	0.8	<20	146	steep	5 ch	nil	n/a	n/a	n/a	PEM / Mag	A	A
10d	12	0.4	n/a	40	steep	3-4 ch	direct	n/a	n/a	n/a	Not performed	A-	A-
10e	14	0.3	n/a	120	steep	n/a	nil	n/a	n/a	n/a	Not performed	A	A
10f	15	3.5	n/a	860	east	3-6 ch	flanking to nil	n/a	n/a	n/a	Not performed	C	C
10g	8	0.7	n/a	190	steep	n/a	nil	n/a	n/a	n/a	Not performed	B-	B-
11	30	1.2	<10	415	steep	6 ch	nil	n/a	n/a	n/a	TEM / Mag	A	A
11a	15	4	n/a	657	west	3 ch	direct / 78	92	154	0.0025	Not performed	B	A
11b	8	1.7	n/a	160	west	3-6 ch	direct / 110	160	160	0.002	Not performed	C	B
11c	w: 12	0.2	n/a	388	steep	3-6 ch	nil	n/a	n/a	n/a	Not performed	A-	A-
	e: 15	1.2		500									
11d	w: 4	1.2	n/a	321	steep	1-4 ch	flanking to nil	n/a	n/a	n/a	Not performed	B	B
	e: 24	0.2		112									
11e	14	3	n/a	1008	steep	3-6 ch	flanking to direct	415	88	0.0013	TEM / Mag	A	A
11f	5	3.1	n/a	417	steep	3-6 ch	flanking to direct	415	88	0.0013	Not performed	B	B
11g	7	1.9	n/a	180	east	n/a	nil	n/a	n/a	n/a	Not performed	B-	B-
11h	2	0.2	n/a	150	steep	n/a	direct	n/a	n/a	n/a	Not performed	C	C
11i	4	2	n/a	97	steep	n/a	direct	n/a	n/a	n/a	Not performed	C	C
11j	10	2	n/a	431	steep	5 ch	direct	n/a	n/a	n/a	PEM / Mag	B	B
11k	9	0.4	n/a	101	steep	n/a	flanking	n/a	n/a	n/a	Not performed	B-	B-
11l	5	0.4	n/a	40	steep	n/a	nil	n/a	n/a	n/a	Not performed	C	C
11m	5	0.3	n/a	140	steep	n/a	nil	n/a	n/a	n/a	Not performed	C	C
12	14	0.8	n/a	119	steep	5-6 ch	nil	n/a	n/a	n/a	Not performed	A	A
12a	40	1	n/a	266	steep	3-6 ch	flanking	n/a	n/a	n/a	Not performed	A	A
12b	12	0.5	<50 - 80	230	steep	1-4 ch	nil	n/a	n/a	n/a	PEM / Mag	B	B
12c	24	0.5	n/a	130	steep	6 ch	direct	70	36	0.0012	Not performed	B	B
12d	7	2.1	n/a	230	steep	3-4 ch	direct	n/a	n/a	n/a	Not performed	C	B
12e	4	0.8	n/a	90	steep	1-4 ch	nil	n/a	n/a	n/a	Not performed	C	C
12f	16	0.6	n/a	49	steep	3-4 ch	nil	n/a	n/a	n/a	Not performed	C	C
13	34	1.5	<10	159	steep	4 ch	45	110	122	0.0012	HLEM/Mag/VLF/TEM	B	A
13a	9	1.8	n/a	170	steep	3-4 ch	direct	n/a	n/a	n/a	Not performed	C	B
13b	4	3.6	n/a	321	west	3-4 ch	95	240	88	0.008	Not performed	B-	B
14	35	0.6	<15 -40	459	steep	6 ch	53	106	4	0.0006	TEM / Mag / VLF-EM	A	A
15	4	6.7	n/a	484	east	n/a	nil	n/a	n/a	n/a	Not performed	B	B

5. Geological Setting

5.1. Regional Geology and Tectonics

The Rutledge Property is underlain by a metamorphosed volcano-sedimentary belt at least 60 km in length and up to 17.5 km in width. This sequence occurs within an Proterozoic Orogenic belt and is an extension of the Thelon Orogen to the north separated by the Macdonald Fault (Great Slave Lake Shear Zone) a major crustal transform-fault zone. These Proterozoic belts separate the Slave Province to the north , and the Rae and Hearne Provinces to the east.

The property and Rutledge Lake Complex is located near the eastern boundary of the Talston Magmatic Zone ,an extensive belt of Proterozoic granitoid plutonism extending from Great Slave Lake into Alberta. The Buffalo Head accretionary terrane (2.3 to 1.9 Ga) adjoins the Talston Magmatic Zone to the west. The tectonic history includes a period of rifting similar to that occurring along Archean craton border zones with adjoining Proterozoic belts in other parts of the Canadian Shield. Mafic/ultramafic intrusives ,associated with this period of rifting ,occur within the Rutledge Lake Complex. Zones of Ni-Cu-PGE sulphide mineralization are associated with these intrusives.

The area has been affected by a relatively high degree of metamorphism and tectonisim which has destroyed original textures and compositions. The Rutledge Complex can be roughly divided into two halves: paragneisses , metapelites and orthogneisses with lesser mafic/ultramafic intrusives to the west and a paragneiss-metabasite (metamorphosed mafic volcanics) sequence of The Mama Moose Complex to the east.

Younger SE/NW trending diabase dykes also occur.

The structural history is complex and includes several episodes of faulting and folding producing a variety of tectonic fabrics.

The above tectonic-thermal events have produced a complex geological picture which has yet to be adequately deciphered. Regional geological mapping to date has been sparse , incomplete and limited to small areas. Culshaw (1984) did a field season of mapping in the vicinity of Rutledge Lake and has provided useful information on the geology of the Rutledge Complex.

5.2. Regional Metamorphism and Structure

As stated above the metamorphic and structural history is complex producing widespread metamorphic and tectonic fabrics. Only a brief summary of metamorphism and structure will be given here. More detailed information can be found in papers by Bostock listed in the list of references , by Culshaw (1984) and in the 1989 and 1990 BHP reports (Burt, P. and Nighswander, M. (1991). Burt, P. and Cullen, R. (1990)).

The eastern boundary of the Talston orogenic belt which encompasses the Rutledge Complex is a major regional shear zone striking NNE/SSW. This shear zone is comprised of a complex polydeformational series of sinistral strike-slip shears including the Allan and Gagnon Shear Zones. Areas of mylonite occur along the main structures.

The deformation associated with these shears and faults is considerable which has produced well developed gneissic and compositional banding and features such as stretched quartz rods. These stretched quartz rods have aspect ratios of 10:1 or greater suggesting sizeable lateral strain. Other common features include boudinage and augen structures and isoclinal folds so tight that they are indiscernible on a surface outcrop.

Metamorphic grade generally varies from upper amphibolite to granulite facies and generally decreases from west to east towards the Boundary faults.


RAE
SLAVE
STZ
Rutledge
HEARNE
200 km

Figure 5 : Tectonic Map of NWT – Rutledge Project Location


Thelon
Orogen
Slave
Great Slave
Shear Zone
Rutledge
Rae
Talston

Figure 6 : Integrated Shaded Magnetic Relief and Geology – NWT
(After Bowie (1994))

6. Deposit Type – Exploration Models

6.1. Magmatic Platinum Group Elements (PGE) Exploration Model

The platinum group elements (or PGEs), include platinum ,palladium ,osmium, iridium and ruthenium. Although they are concentrated in a variety of geological settings, PGE-dominant deposits are associated mainly with mafic to ultramafic intrusions.

There are two principal deposit types of magmatic PGE deposits :

i. The most important type consists of reef-type or stratiform PGE deposits, such as the Merensky Reef and UG-2 chromitite layer of the Bushveld Complex, South Africa, and the J-M Reef of the Stillwater Complex, Montana.

ii. The second type, referred to as "super solidus breccia" type (SIB type), is exemplified by the Lac des Iles deposit near Thunder Bay , Ontario and although it is still early the River Valley PGE mineralization near Sudbury ,Ontario.

6.2. Magmatic Ni-Cu-PGE Sulphide Model

Nickel-copper sulphide deposits are sulphide concentrations that occur in certain mafic and ultramafic intrusions or volcanic flows. Nickel is the main economic commodity; copper may be either a coproduct or a byproduct and platinum group elements (PGEs) such as platinum and palladium are usual byproducts. Other commodities recovered include gold, silver, cobalt, sulphur, selenium and tellurium.


GSC 1995-226

Massive nickel sulphide ore from the Thompson mine, Manitoba.

The mafic and ultramafic magmatic bodies that host the ores are diverse in form and composition and can be subdivided into the following subtypes:

- An astrobleme-associated sill-like mafic intrusion that contains ores in which nickel and copper are present in approximately equal amounts. Sudbury, Ontario is the only known example of this type.
- Rift- and continental flood basalt-associated mafic sills and dyke-like bodies in which nickel to copper ratios are either somewhat greater than or less than 1. The Crystal Lake intrusion, Ontario is an example of this type.

- Komatiitic volcanic flows and related intrusions, in which nickel to copper ratios of the ores are commonly greater than 10 but can be less in some cases. Examples include: Thompson, Manitoba; Expo Ungava and Marbridge, Quebec and Langmuir, Ontario

- Other tholeiitic intrusions, in which nickel to copper ratios of the ores are commonly in the range of 2 to 3. Some examples are Lynn Lake, Manitoba and Giant Mascot, B.C.

Magmatic nickel-copper sulphide deposits have accounted for most of the world's past and current production of nickel. Sudbury, the sole known example of the astrobleme subtype, is the world's largest nickel-producing area and currently accounts for as much as three-quarters of Canadian nickel production. It is also the major Canadian producer of PGEs and cobalt and the second most important producer of copper.

Most nickel sulphide deposits consist of several closely adjacent but discrete ore bodies, Individual orebodies may contain a few hundred thousand to a few million tonnes of ore, and in some instances tens of millions tonnes of ore. Mining grades are generally about 1 to 3% Ni, but may be higher in some small deposits.

All subtypes of magmatic nickel sulphide deposits have some general similarities. For example the host intrusions in all cases are either mafic or ultramafic in composition and most deposits occur as sulphide concentrations toward the base of their magmatic host bodies. However, the subtypes differ in tectonic setting, geometric form and in the style of differentiation of the host magmatic bodies. Rift- and continental flood basalt-associated mafic sills and dykes and some komatiitic volcanic flows and intrusions occur in areas of continental extension or rifting.

Genetic models of all subtypes of nickel sulphide deposits require the generation of a sulphide melt associated with a mafic or ultramafic silicate magma, and its accumulation into economic concentrations of nickel-copper sulphide. In many cases, but not all, sulphur appears to have been derived from crustal sources intruded by the mafic and ultramafic bodies.

6.3. Outokumpu Type Cu-Ni-Co-Zn Massive Sulphides

Buhlmann (1989) has suggested that the Rutledge area has potential for Outokumpu-type Cu-Ni-Co-Zn Massive Sulphide deposits based on studies he completed on sulphide geochemistry and lithologies. In his report he suggests that in addition to pyrrhotite-dominated Ni-Cu-PGE massive sulphides associated with the ultramafic/mafic intrusives there is also stratabound semi-massive to disseminated sulphides (pyrrhotite, pyrite, chalcopyrite, molybdenite, pendlandite, chromite, spinel, arsenopyrite) within graphitic "black" schists which he suggested were black shales or waterlain tuffs. Such mineralization is associated with the Outokumpu Model.


PSAMMITE
SCHIST
MINERALIZED BLACK SCHIST
QUARTZ-RICH CHERTY EXHALITE
SCHIST
MASSIVE SULPHIDE ORE
CALCAREOUS EXHALITE
PELITE
STOCKWORK
TUFF
MAFIC AND ULTRAMAFIC VOLCANICS
DUNITE SILL
STOCKWORK
BLACK SCHIST
DUNITE SILL
CALCAREOUS EXHALITE, PELITE
BLACK SCHIST
MINERALIZED ASSEMBLAGE
BASE NOT SEEN

Figure 7 : Outokumpu Cu-Ni-Co-Zn Massive Sulphide Model

(After Buhlmann(1989))

6.4. PGE Deposits in a similar Geological and Tectonic Setting to Rutledge

There is an association of PGE and Ni-Cu-PGE Deposits and ancient Shields especially Proterozoic Orogenic belts bordering older Archean Cratons. Prominent Canadian examples include the Thompson Nickel Belt and the Ungava Nickel Belt. In such settings gabbroic/ultramafic sills and intrusives with associated Ni-Cu-PGE mineralization has been found to occur.



Cenozoic
Mesozoic
Paleozoic
Proterozoic
Late Proterozoic
Middle Proterozoic
Early Proterozoic
Precambrian undivided
Archean
Study Areas
Muskox
Ungava Bay
Rutledge
Fox River Sill
Labrador Trough
Thompson
Lac des Iles
River Valley

Figure 8 : Tectonic Map of Canada – PGE – Ni-Cu Deposit Locations

6.4.1. Thompson Nickel Belt ,Manitoba

The geological and tectonic setting of Thompson Nickel Belt deposits has been used as a possible analogy to the mineralization occurring at Rutledge. The Thompson deposits are also within a highly metamorphosed and deformed orogenic belt with pyrrhotite-dominated nickel sulphide ores which largely occur as sulphide breccias.

The Thompson Nickel Belt , Manitoba is located on the margin of the 1850 Ma Trans-Hudson Orogen adjacent to the margin of the Archean Superior province. The deposits are associated with peridotitic lenses that typically occur in sulphidic meta-pelites, now biotite schists , a sedimentary-volcanic shelf sequence. This sequence includes siltstone, sandstone, quartzite, shale, phyllite, dolomite, iron formation and pillowed basalts. These rocks have been deformed and a pronounced linearity produced. They have been juxtaposed against the upper amphibolite to granulite facies rocks of the Trans-Hudson Orogen. Several periods of folding and amphibolite facies metamorphism have pervasively reworked the original ore-host relationship in many deposits. Deformation of ores and host rocks at Thompson has been extreme. The parent harzburgite body has been stretched and dismembered into a horizon of ultramafic blocks and boudins that are enclosed in the sulphide rich schist that hosts the ore. The pyrrhotite-dominated nickel sulphide ores are zones in the pelitic schists that contain lenses and stringers of massive sulphide which enclose numerous wall rock inclusions. Other deposits in the belt - Pipe, Birchtree, Soab, Manibridge, Bucko and Bowden - show similar though less extreme deformation. Most of the komatiitic sulphide rich ores of the belt have been deformed to form sulphide matrix breccias enclosing clasts of wall rocks. The total production plus reserves in the Thompson Belt amounts to approximately 89 mt @ 2.5% Ni, 0.13% Cu.

One should also note that high grade deposits may occur within this geological setting an example of which is INCO's Pipe Deep Deposit with reserves outlined grading 25.53% Cu, 4.13% Ni, 9.8 g/t Pt and 8.5 g/t Pd occur at a depth of around 2600 m.

6.4.2. Panton PGE Project Kimberly ,Australia

Platinum Australia Ltd, is exploring for PGE's within the Halls Creek Mobile Zone adjacent the Kimberly Block in Australia. One of the projects , the Panton Project has reserves , established in the 1980's , of 2 million tonnes grading 6.02 grams combined platinum, plus palladium (and minor gold) per tonne. This resource is currently being expanded.


AUSTRALIA
Timor Sea
Joseph Bonaparte Gulf
WYNDHAM
Kununurra
16°
PANTON PROJECT
LEOPOLD MOBILE ZONE
LENNARD SHELF
KIMBERLEY BLOCK
Derby
Broome
Fitzroy River
Fitzroy Crossing
Halls Creek
Ord R.
CANNING BASIN
McINTOSH PROJECT
100km
McGOWAN BORE PROJECT
LOADSTONE HILL PROJECT
KIMBERLEY REGION PGE
PROJECT LOCATION MAP

7. Property Geology

7.1. Geological Overview

Early explorers on the property (Pawliuk and Olson (1981) had described the Rutledge area to be underlain by a sequence of metamorphosed basic ,intermediate and felsic tuffs with locally interbanded felsic to intermediate rocks between units. Later more detailed mapping by Culshaw (1984) and BHP 1989/90 indicate the Rutledge Complex to be roughly divided into two halves : paragneisses , metapelites and orthogneisses with lesser mafic/ultramafic intrusives to the west and a paragneiss-metabasite (metamorphosed mafic volcanics) sequence of The Mama Moose Complex to the east. Areas underlain by the Mama Moose Complex show up as strong distinctive aeromagnetic anomalies. These magnetic highs are likely due to magnetite-rich paragneiss.The composition of the paraneisses and metapelites suggest a former greywacke-shale sequence with minor if any volcanics.

There are uncertainties as to the relationship between the Rutledge and Mama Moose Complexes. There are several fundamental differences between the two complexes which suggest that there may be an age difference between the two.There is also some question as to the original protolith of the metabasite member of the Mama Moose Complex. Culshaw (1984) suggested a mafic volcanic origin while BHP 1989/90 suggested a intermediate to mafic dyke origin.

One of the more distinctive geological units is a charnockitic gneiss characterized by greater then 15% mafic minerals and hypersthene. It is uncertain whether this unit was originally intrusive or a dacitic volcanic. One of areas of the property underlain by this charnockitic gneiss is a few kilometers south of the high grade Kizan Showing.

The main episode of sulphide mineralization occurring at Rutledge Lake is associated with ultramafic/mafic intrusions which were emplaced post the main episodes of deformation along fault structures. Although some deformation has been noted within these bodies overall the amount of deformation is noticeably less then the adjacent rock units. Where seen on the ultramafic/mafic bodies are small bodies several metres across up to outcrop size occurring along a linear structure.

Table 4 : Stratigraphic Relationships – Rutledge Lake – Culshaw (1984) –BHP 1989/90

	Diabase – Mafic Dykes
	Granite Dykes - undeformed
	Granite Pegmatite and Leucosome
	Granite –coarse grained – regionally extensive
	Metabasite –(mafic dyke –BHP) = (Mama Moose Complex – Culshaw-1984)
Rutledge Lake Complex	Sulphide Mineralization and associated Lithologies – Fault Controlled - Massive Sulphide – inclusion bearing - Ultramafic/mafic Intrusions - Granite -megacrystic
	Massive Intermediate Quartofeldspathic (intrusive or dacite volcanic) BHP = Charnockitic gneiss (Culshaw -1984)
	Banded Intermediary Derivatives (Intermixed Intermediate Quartofeldspathic ,Metapelite and Meta-arkose) =Paragneiss (Culshaw -1984)
	Finely banded Metapelite (garnet rich , chert rich and biotite rich variants) = Paragneiss (Culshaw -1984)
	Banded Intermediary Derivatives (Intermixed Intermediate Quartofeldspathic ,Metapelite and Meta-arkose)
	Massive "Felsic" Meta-arkose

One of the geological features noted is a regional K-spar metasomatic event which has affected many of the rocks within the Rutledge Complex. This is the likely source for the "pink" colouration of some of the "pink" lithlogical units. Kspar alteration was a common feature within the 2001 drillcore often associated with silification and bluish quartz veinlets. It is uncertain whether the Kspar alteration noted in the 2001 drilling is associated with the silification and mineralizing event or is part of the regional metasomatic event or perhaps both.

Another geological feature of note is retrograde greenschist metamorphism associated with the mineralized set of faults. Late crosscutting chlorite-pyrite veinlets intersected in the 2001 drilling may be associated with this retrograde event.

7.2. Rock Units

The definition of rock units has varied among the geologists who have mapped and worked in the area. The following chart lists the comparative lithological units used by each group.

Table 5 : Lithological Units – Historical Comparisons

Culshaw (1984)	Enexco –Burlet & Olson (1986)	BHP –Burt and Cullen (1989)	BHP-Burt and Nighswander (1990)
Paragneiss Pelitic Gneiss- garnet Quartzite – minor pelite Quartz-feldspar metawacke	Paragneiss Intermediate Paragneiss Garnet Paragneiss Pink Paragneiss Blue Quartz Paragneiss Sulphidic Paragneiss Quartzite	Volcanosedimentary	Metapelite Banded Intermediary Derivate
Orthogneiss	Pink Orthogneiss White Orthogneiss Pink and White Orthogneiss Blue Quartz Orthogneiss Garnet Orthogneiss Sulphidic Orthogneiss	Felsic Quartzofeldspathic	Felsic Quartzofeldspathic "Felsic" meta-arkose
Granite	Granitoid		Granite Granite Pegmatite
Charnokitic Gneiss		Intermediate Quartzofeldspathic	Intermediate Quartzofeldspathic
Metabasite		Metabasite	Metabasite
Straight Gneiss		Volcanosedimentary	Metapelite Banded Intermediary Derivate
Mafic/ultramafic Intrusive Massive Sulphide	Mafic Rock Sulphidic Mafic Rock Massive Sulphide Sulphidic Breccia		Sulphide Mineralization and associated Lithologies – Fault Controlled Massive Sulphide – inclusion bearing Ultramafic/mafic Intrusions Granite -megacrystic
Diabase Dyke	Dyke		Diabase Dyke
Granite Porphyry Dyke			Feldsparphyric Granite Dyke

More detail on lithologies can be found within the references listed in Table 5 and in section 7.3 Petrographic Studies.

The lithological units intersected in the 2001 Drill Program include :

Paragneiss – 50-70% quartz ;15% feldspars ; generally up to 15% mafics with occasional 35% mafic
- strong gneissic fabric ; fine compositional banding of mafics ,quartz and feldspars at centimeter or less scale ; unit has appearance of originally being a greywacke

Orthogneiss - 50% quartz ;45% feldspars ; up to 5% mafics (pyroxene ,chlorite ,amphibole ,biotite)
- variable weak to strong gneissic fabric ; compositional banding of mafics ,quartz and feldspars ; elongated quartz grains common in more strongly foliated units

Ultramafic/Mafic Intrusive – 50% plagioclase ; 50% mafics (pyroxene , lesser biotite)
- dark-coloured to black fine grained with chilled margins near contacts ;

Massive Sulphide / Sulphide Breccia - >40% sulphide ; largely pyrrhotite , chalcopyrite common but minor ; occasional arsenopyrite ; Minor pendlandite indicated in petrographic work.

Feldspar Porphyry Dyke – This unit is likely equivalent to the Fine-grained Feldsparphyric Granite Dykes mapped by BHP 1989/90. The unit is characterized by a very fine grained siliceous matrix with feldspar phenocryts to 1 cm across. The unit is undeformed and is post deformation.

More detailed descriptions can be found within the drill logs (Appendix IV).

7.3. Petrographic and Lithogeochemistry Studies

The following petrographic and lithogeochemical studies have been completed :

- Petrochemistry of Rutledge Lake Assemblage – Dr. E. Buhlmann April 30 ,1990
- Petrographic Study - Maureen Johnston , March – April , 1989
- Petrographic Descriptions – Barbara Murck , December 18 ,1986

Petrographic work on the ultramafic/mafic intrusives at Rutledge include the following comments by Murck (1986) :

" All of the samples in this series are ultramafic cumulates ranging from orthopyroxenites through olivive gabbros to anorthsites , which have undergone varying intensities of alteration and mechanical deformation.Some of the cumulate textures …….. as well as the major mineralogy , are similar to those seen in layered basic intrusions. The presence of copper mineralization and PGE enrichment would be consistent with this. However …….. alternatively , that these are ultramafic cumulates of mantle origin."

7.4. Structural Geology

The Rutledge area has a complex structural history with a considerable amount of deformation with well developed gneissic fabric and tight isoclinal folding. With quartz blades stretched to aspect ratios of 10:1 or greater suggests substantial lateral strain and deformation. Primary fabrics are destroyed and replaced by tectonic fabrics. BHP in its mapping in 1989/90 suggest aspect ratios as high as 1:50 to 1:100.

A summary of structures mapped on the property is as follows :

- F1 Folding
  - Isoclinal
  - Overturned with steep W dipping limbs
  - Shallow 0-25° S and N plunges
  - E-W compression
  -
- S1 Shears
  - E-W compression
  - 30-50° angle between S1 and S2 Shears
- F2 Folding domal structures
  - N trending
  - N-S compression
- F2 Folding "S" and "Z" type drag folds
  - Shallow to steep plunging noses
  - Associated parallel shears and/or faults
  - The faults associated with the mineralization may be of this type
  - Strike-slip displacement is small
- S2 Shears
  - N-S compression
- Post F2 and Pre F3 Shears
  - Ductile reverse strike slip shearing of S2 structures
  - Mineralized faults appear to have multiple episodes of movement
  - Mineralized faults appear to be cut by N-S trending shears
- F3 Folding
  - E-W facing with steep W plunging axes
  - Wavelengths 150 m to 1,000 m
  - Have deformed some F2 structures including the mineralized faults
- S3 Faulting
  - E-W Striking
  - Vertical dipping along F3 axial planes
  - Strike-slip displacement not greater then 100 m
- Post F3 Structures
  - N-S trending shallow dipping thrust slices

8. **Mineralization**

8.1. Overview

There are several types of mineralization occurring within the Rutledge Property of which pyrrhotite-dominated Ni-Cu-PGE sulphides associated with ultramafic/mafic intrusives are of the greatest interest. Some of the additional types of mineralization may be remobilized from Ni-Cu-PGE sulphides during one the extensive episodes of deformation and metamorphism.

With over 81 airborne conductors many associated with the 75 sulphide showings discovered to date and with previous drilling intersecting sulphide mineralization up to 30.8 m in width and 200 m to depth all indicate that there is a significant mineralizing system at Rutledge Lake.

Mineralization types occurring on the property :

i. Cu, Ni ± PGEs - Pyrrhotite-dominated massive sulphide and sulphide breccia associated with ultramafic/mafic intrusions ; sulphides include : pyrrhotite with lesser pyrite, chalcopyrite, pentlandite, molybdenite, chromite and spinel.

ii. Stratabound pyrrhotite-pyrite hosted within paragneisses and affected by F1 folding and S1 shearing.

iii. Chalcopyrite with lesser pyrrhotite and pentlandite occurring within structural flexures and shears adjacent type i massive sulphide/ sulphide breccia mineralization. This mineralization occurs is limited to small pockets up to 3 cm across.

iv. Arsenopyrite , +/- Au , +/- PGE's. This mineralization occurs as narrow zones towards the edges of type i massive sulphide mineralization. An example of this mineralization would be the high grade Kizan showing in the northern part of the property. Arsenopyrite with or without quartz and +/- Au but containing no PGE's occurs outside the areas of ultramafic/mafic intrusions.

v. Sphalerite – galena mineralization (relatively rare). One 15 cm wide zone was found in a fault zone adjacent near a zone of type i mineralization. Narrow vienlets and/or fracture coatings with sphalerite and galena also occur at other locations.

Type iii chalcopyrite mineralization appears to of limited extent and not significant. It is uncertain whether mineralization is a remobilization of type i massive sulphide mineralization or a separate mineralizing event.

There are also unanswered questions concerning type iv arsenopyrite mineralization. It has been suggested the Kizan showing which contains high As , Au and PGE values reflects remobilization from the nearby type i mineralization. Although this is certainly a possibility this conclusion is unsure since there are a number of arsenopyrite showings elsewhere on the property which contain no PGE's.

Buhlmann (1989) suggests an additional style of disseminated to banded strata-bound mineralization hosted by graphitic black schist (originally a water-lain tuff or black shale). Sulphides include pyrrhotite and pyrite with lesser chalcopyrite , molybdenite , pendlandite and chromite. This mineralization type was not noted by other workers on the property including BHP.

Tables 6 (Drilling Highlights (1986/87)) and Table 7 (2000 Sample Results) give platinum ,palladium , gold ,copper and nickel values returned from samples of sulphide mineralization.

Table 6 : Rutledge Drilling Highlights (1986/87)

Rutledge Drillling Highlights

DRILL #	METREAGE From	To	Width	Copper (ppm)	Nickel (ppm)	Gold (ppb)	Platinum (ppb)	Palladium (ppb)	HOST
6R015	12.30	15.92	3.62	1204	1040	57	30	24	Sulphide breccia with paragneiss
	20.40	23.57	3.17	1276	1391	132	45	37	Massive and brecciated sulphides
	23.57	24.12	0.55	7000	570	10	25	5	Mafic rock
	27.85	34.15	6.30	1000	1223	103	29	34	Massive and brecciated sulphides
	37.15	37.52	0.37	1500	1260	90	280	35	Mafic rock with sulphide breccia
6R006	4.67	12.60	7.93	804	780	59	54	16	Mafic rock, brecciated
6R018	10.08	12.00	1.92	1636	901	123	350	24	Massive and brecciated sulphides
Including	11.18	11.69	0.51	1040	620	55	1250	10	Massive pyroxexe feldspar - sulphides
	16.66	18.35	1.69	1967	1928	229	79	40	Massive and brecciated sulphides
6R008	13.30	13.43	0.13	1360	5300	140	<50	90	Massive sulphide
	29.60	39.30	9.7	674	986	89	15	17	Mafic rock and paragneiss
6R011	8.74	9.20	0.46	2800	4300	100	<50	230	Massive sulphide
	10.00	10.32	0.32	680	1200	40	<50	40	Paragneiss
	10.32	10.78	0.46	1150	3700	75	<50	85	Mafic rock
	32.42	32.55	0.13	370	3200	200	<50	40	Massive sulphide
	32.55	32.91	0.36	890	1300	110	<50	25	Mafic rock
	33.24	34.33	1.09	1160	1700	110	<50	30	Mafic rock
6R007	10.10	11.74	1.64	1540	1100	30	<50	30	Mafic rock
	36.41	36.71	0.30	830	3200	15	<50	50	Mafic rock
	37.80	39.16	1.36	1250	1460	5	<50	30	Mafic rock
	86.65	87.17	0.52	730	1740	100	<50	50	Mafic rock
6R002	28.18	30.10	1.92	1875	1040	110	<50	15	Blue quartz, chlorite and pyroxene
6R010	39.00	42.05	3.05	2756	1235	78	5	26	Sulphide breccia

Table 7 : Rutledge 2000 Exploration Highlights – Platinum Group Metals Ltd.

Channel Samples - Rock Sawed Samples

Sample I.D.	Area	Width (metres)	Copper (ppm)	Nickel (ppm)	Gold (ppb)	Platinum (ppb)	Palladium (ppb)	Platinum g/t
OMLN 001	Kizan Showing	0.70	2023	1314	93	15	36	
OMLN 002	Kizan Showing	0.70	1502	1519	138	18	41	
OMLN 003	Kizan Showing	0.50	1872	2146	100	17	59	
OMLN 004	Kizan Showing	1.00	2904	2209	147	7	58	
OMLN 005	Kizan Showing	1.00	1312	1710	262	>5	51	
OMLN 006	Kizan Showing	0.40	326	743	908	257	141	
OMLN 007	Kizan Showing	0.40	704	1035	2336	+10000	560	55.44
OMLN 009	Kizan Showing	1.00	2465	1926	136	>5	14	
OMLN 010	Kizan Showing	1.00	339	349	35	40	9	

Rock Samples - Grab Samples

Sample I.D.	Area	Width (metres)	Copper (ppm)	Nickel (ppm)	Gold (ppb)	Platinum (ppb)	Palladium (ppb)	Platinum g/t
OANP010	Conductor 10	Rock grab	446	1129	224	13	55	
OANP011	Conductor 10	Rock grab	1991	2244	163	11	55	
OANP012	Conductor 10	Rock grab	1477	1648	1139	>5	29	
OANP013	Conductor 10	Rock grab	1874	1686	171	>5	38	
OANP014	Conductor 10	Rock grab	2935	73	-5	>5	3	
OANP015	Conductor 10	Rock grab	321	234	29	6	15	
OANP016	Conductor 10	Rock grab	698	642	53	8	22	
OANP017	Conductor 10	Rock grab	2221	1691	131	>5	36	
OANP018	Conductor 10	Rock grab	1234	1241	82	10	33	
ODBP100	Conductor 6a	Rock grab	496	160	46	5	6	
ODBP101	Conductor 6a	Rock grab	529	129	50	5	8	
ODBP102	Conductor 6a	Rock grab	3084	1681	183	>5	16	
ODBP103	Conductor 6a	Rock grab	2129	1113	122	>5	23	
ODBP104	Conductor 6a	Rock grab	1518	2624	221	6	27	
ODBP107	Conductor 5a	Rock grab	2574	1006	65	>5	14	
ODBP109	Conductor 5a	Rock grab	1407	1056	69	13	34	
ODBP130	Conductor 10	Rock grab	1322	2217	184	220	54	
ODBP131	Conductor 10	Rock grab	1575	1338	167	287	29	
ODBP132	Conductor 10	Rock grab	1644	1974	109	16	49	
ODBP133	Conductor 10	Rock grab	1915	1554	255	11	41	

8.2. Pyrrhotite-dominated Massive Sulphide and Sulphide Breccia (Cu, Ni ± PGEs)

Pyrrhotite-dominated massive sulphides and sulphide breccias associated with ultramafic/mafic intrusions are the primary exploration target at Rutledge. Major sulphides include pyrrhotite which is by far the predominant sulphide with lesser pyrite ,chalcopyrite ,pentlandite ,molybdenite ,bornite and arsenopyrite. Magnetite and graphite are also common although minor constituents. Chromite and spinels have also been found to occur locally. Pentlandite appears as very thin (<20 micron) lamellae within pyrrhotite.

Minor sulphides identified in petrographic studies include cobaltite , marcasite ,loellingite ($FeAs_2$) , melonite and altaite (PbTe).

The ultramafic/mafic intrusive bodies and associated sulphides are clearly less deformed then the surrounding rock and were emplaced post the main episodes of deformation along fault structures. However BHP suggested that locally the bodies are noticeably deformed.

On surface these intrusive bodies are small (<3m wide and up to 50m long) podiform lenses showing a pinch-and-swell form along linear structures. The sulphide showings show a similar a similar lensoid morphology with the sulphide mineralization occurring within the ultramafics/mafics and extending into the adjacent paragneisses.

BHP suggested that there are also megacrystic granite dykes which occur along the same fault structures as the ultramafic\mafic intrusives and therefore in close proximity to intrusive bodies and associated mineralization. These dykes post-date the intrusives and mineralization.

8.3. Sulphide Geochemistry

Both BHP (1989/90) and Buhlmann (1989) have completed some studies of the sulphide geochemistry. The major elements associated with the mineralizaion include : Cu, Ni, Pt, Pd, Au, Cr, Co, and Mo. As and Zn are also commonly anomalous although not always present. Buhlmann (1989) also suggests anomalous Sn and W although high values appear to be sporadic. BHP suggests Zn as a possible pathfinder element as it is often found 10 to 100m from the massive sulphides.

Samples of sulphide taken by BHP in 1989/90 averaged 1,718 ppm Cu and 914 ppm Ni and included highs of 1.1% Cu and 0.64% Ni.

High values from the database of 1,861 samples taken on the property between 1983 and 1996 include :

Pt – 48,805 ppb	Cr – 2,406 ppm
Pd – 2,924 ppb	As – 94,457 pp m
Au - 31.89 g/t	Mo – 380 ppm
Cu - 2.17 %	Pb – 22,084 ppb
Ni - 0.56 %	Zn – 99999 ppm
Co – 1,053 ppm	Ag - 228.3 g/t
	W – 678 ppm

Buhlmann (1989) for his geochemical study of the Rutledge took an additional 61 (11 surface and 50 core) samples of sulphide mineralization and analyzed them for a number of elements including Cr. His chromium values were noticeably higher then previous Cr results which used an ICP method for determining Cr. Of his 61 samples >50% returned greater then 2000 ppm Cr including a high of 6600 ppm Cr. This suggests that there is greater amount of chromium at Rutledge then previously believed.

8.4. Sulphide Polished Thin Section and Mineralogical Studies

The following petrographic and mineralogical studies on the sulphide mineralization have been completed :

- Petrographic Study - Maureen Johnston , March – April , 1989
- Petrographic Descriptions – Barbara Murck , December 18 ,1986
- Preliminary Mineralogical Investigation of Pt-Pd Bearing Samples from Rutledge Lake , N.W.T. – L.J. Cabri , J.H.G. Laflamme – Energy ,Mines and Resources Canada – Mineral Sciences Laboratories CANMET, December ,1986

Some of the comments and highlights from these studies are as follows :

- specimen 6R011004X of the massive sulphide consisted of 50% sulphide (largely pyrrhotite) , 25% rounded clasts of ultramafic/mafic intrusive originally anorthosite and/or norite and 25% foliated clasts (paragneiss). (Murck -1986)

- specimen A0567 of massive sulphide consisted of 65% sulphide (largely pyrrhotite with minor chalcopyrite ,pendlandite and trace arsenopyrite and magnetite) with rounded clasts of ultramafic/mafic intrusive – olivine and plaioglase. " *This specimen is likely the result of simultaneous crystallization of pyrrhotite and an ultramafic silicate magma.* " (Johnston - 1989)

A limited mineralogical study (Cabri -Mineral Sciences Laboratories , December ,1986) was completed on six sulphide specimens from Rutledge Lake to determine the distribution of PGE's. One should note that this study was done prior to the discovery of high grade Kizan showing and was primarily done to investigate the 1986 drill intersection of 1250 ppb Pt over 0.51 m from DDH 6R-018 located on Airborne Conductor 5 near 2001 drillholes RL-01-09 and 10.

This study could find no adequate explanation for the 1250 ppb Pt value. Trace amounts of Pt and Pd were found in cobaltite (CoAsS) and Pd in melonite ($NiTe_2$).

- specimen 6R018003X consisted largely of pyrrhotite with minor chalcopyrite. Pendlandite occurs as small (<20 micrometres) lamellae in pyrrhotite. Other trace constituents include arsenopyrite , cobaltite , molybdenite , loellingite ($FeAs_2$) , melonite , altaite (PbTe).

8.5. Comments on PGE Exploration Potential at Rutledge Lake

Previous exploration at Rutledge Lake has focused almost exclusively on searching for massive sulphide related base metal deposits. However a review of the results from previous exploration suggests significant exploration potential for Platinum Group Metals (PGE) at Rutledge Lake. The geological and tectonic setting , sulphide mineralogy and geochemistry all suggest potential for magmatic Ni-Cu-PGE sulphide deposits . Many of the samples taken on the property by previous operators from 1979 to 1997 were not analyzed for PGE's . However of the samples which were run the following table lists the highest 25 platinum and palladium results from samples taken from 1979 to 1997.

The two best PGE exploration targets based on the previous data are the Kizan Showing located in the northern portion of the property and Airborne Conductor 5 located in the southern portion of the property . These two areas were the focus of the PTG 2001 exploration program .

Pt ppb	Pd ppb	Au ppb	Cu ppm	Ni ppm	Co ppm	Cr ppm	Sample Number	Sample Type	Date of Sampling
48805	2924	11740	333	1205	425	304	B10360	Rock	1990
20689	671	2779	408	811	199	354	90RBT51	Rock	1990
7748	278	1382	523	613	112	377	90RST44	Rock	1990
4701	174	765	162	386	80	386	90RST48	Rock	1990
1250	10	55	1040	620			6R018003	Drill Hole	1986
700	110	60	1050	3800			6R004004	Drill Hole	1986
370	29	144	1948	1282	256	295	90RLT68	Rock	1990
280	35	90	1500	1260			6R015035	Drill Hole	1986
250	20	70	960	1280	340	1760	6R006023	Drill Hole	1986
183	27	292	1959	1454	337	128	90RNT39	Rock	1990
180	20	2.5	330	610			6R007016	Drill Hole	1986
180	60	320	1160	2800			6R018008	Drill Hole	1986
174	88	134	123	285	61	381	90RST49	Rock	1990
167	474	2500	222	946	87	281	90RBT66	Rock	1990
167	44	166	4815	1469	332	73	90RNT48	Rock	1990
165	196	733	1435	2726	147	408	90RNT59	Rock	1990
158	28	48	610	124	40	1256	90RST41	Rock	1990
145	12	355	2644	6429	549	2406	90RNT60	Rock	1990
136	8	15	333	287	146	201	90RST45	Rock	1990
125	56	124	2511	3938	496	195	90RBT67	Rock	1990
120	90	2.5	33	51			7R005036	Drill Hole	1987
107	97	387	120	290	49	194	90RST53	Rock	1990
106	427	25	153	2146	1053	91	90RLT45	Rock	1990
25	230	100	2800	4300			6R011001	Drill Hole	1986
700	110	60	1050	3800			6R004004	Drill Hole	1986

Table 8 : Top 25 Platinum and Palladium Results – 1979-1997

8.5.1. Kizan High-Grade Platinum Showing

The Kizan Showing was discovered by accident by BHP during their 1989/90 exploration program when they decided to re-run samples which ran >1000 ppm Ni for platinum and palladium . To their surprise a sample taken from the Kizan showing returned 48,805 ppb Pt. In 2000 Apex Geoscience on PTG's behalf took a 0.40 m rock-sawn channel at the same sample site which returned 55.4 g/t Pt . Additional surface sample results from this showing are given in Table 9. Drillhole 6R015 located approximately 70m north of the Kizan showing was drilled in 1986 prior to the discovery of the main showing and awareness of the high grade platinum. Results from this drill hole are also given in Table 9.

The showing area was mapped and sampled by BHP in 1990. A description of the lithologies and the mineralization as well as their sampling results can be found in their report (Burt, P. and Nighswander, M. (1991)) .

DRILL #	METREAGE From	To	Width	Copper (ppm)	Nickel (ppm)	Gold (ppb)	Platinum (ppb)	Palladium (ppb)	HOST
6R015	12.30	15.92	3.62	1204	1040	57	30	24	Sulphide breccia with paragneiss
	20.40	23.57	3.17	1276	1391	132	45	37	Massive and brecciated sulphides
	23.57	24.12	0.55	7000	570	10	25	5	Mafic rock
	27.85	34.15	6.30	1000	1223	103	29	34	Massive and brecciated sulphides
	37.15	37.52	0.37	1500	1260	90	280	35	Mafic rock with sulphide breccia

Pt ppb	Pt g/t	Pd ppb	Au ppb	Cu ppm	Ni ppm	Sample Number	Sample Type	Sample Width (m)	Date of Sampling	Collected By:
48805		2924	11740	333	1205	B10360	Chip-Channel	0.31	1990	BHP
20689		671	2779	408	811	90RBT51	Chip-Channel	0.31	1990	BHP
7748		278	1382	523	613	90RST44	Chip-Channel	0.4	1990	BHP
4701		174	765	162	386	90RST48	Chip-Channel	0.52	1990	BHP
15		36	93	2023	1314	0MLN 001	Saw-Channel	0.70	2000	Apex-PTG
18		41	138	1502	1519	0MLN 002	Saw-Channel	0.70	2000	Apex-PTG
17		59	100	1872	2146	0MLN 003	Saw-Channel	0.50	2000	Apex-PTG
7		58	147	2904	2209	0MLN 004	Saw-Channel	1.00	2000	Apex-PTG
>5		51	262	1312	1710	0MLN 005	Saw-Channel	1.00	2000	Apex-PTG
257		141	908	326	743	0MLN 006	Saw-Channel	0.40	2000	Apex-PTG
+10000	55.44	560	2336	704	1035	0MLN 007	Saw-Channel	0.40	2000	Apex-PTG
>5		14	136	2465	1926	0MLN 009	Saw-Channel	1.00	2000	Apex-PTG
40		9	35	339	349	0MLN 010	Saw-Channel	1.00	2000	Apex-PTG

Table 9 : Surface Sample and Drill Results – Kizan Showing

8.5.2. Airborne Conductor 5 and Drillhole Intersection 1250 ppb Pt over 0.51m

DH- 6R018 drilled in 1986 to test Airborne Conductor 5a intersected a 2 m wide ultramafic/mafic intrusive containing zones of massive sulphide/sulphide breccia to 0.5 m . Within this interval a 0.51 m interval of fine grained ultramafic with wispy disseminated pyrrhotite returned 1250 ppb Pt , 10 ppb Pd , 1040 ppm Cu and 620 ppm Ni. Additional surface sampling results from this area are given in Table 10 .

Similar ultramafic/mafic intrusive bodies and associated zones of pyrrhotite-dominated massive sulphides and sulphide breccias have been mapped along strike of DH- 6R018 . On surface these intrusive bodies are small (<3m wide and up to 50m long) podiform lenses showing a pinch-and-swell form along linear structures. The sulphide showings show a similar a similar lensoid morphology with the sulphide mineralization occurring within the ultramafics/mafics and extending into the adjacent paragneisses.

DRILL #	METREAGE From	To	Width	Copper (ppm)	Nickel (ppm)	Gold (ppb)	Platinum (ppb)	Palladium (ppb)	HOST
6R015	12.30	15.92	3.62	1204	1040	57	30	24	Sulphide breccia with paragneiss
	20.40	23.57	3.17	1276	1391	132	45	37	Massive and brecciated sulphides
	23.57	24.12	0.55	7000	570	10	25	5	Mafic rock
	27.85	34.15	6.30	1000	1223	103	29	34	Massive and brecciated sulphides
	37.15	37.52	0.37	1500	1260	90	280	35	Mafic rock with sulphide breccia

Pt ppb	Pd ppb	Au ppb	Cu ppm	Ni ppm	Sample Number	Sample Type	Sample Width (m)	Date of Sampling	Collected By:
20	20	155	8704	135	90RNT41	Grab	Grab	1990	BHP
1	7	7	194	45	90RNT42	Chip-Channel	1.00	1990	BHP
1	16	715	10081	634	90RNT43	Chip-Channel	1.50	1990	BHP
5	21	102	2105	1191	90RNT44	Chip-Channel	1.00	1990	BHP
7	38	112	953	329	90RNT45	Chip-Channel	1.00	1990	BHP
48	19	514	3545	30	90RNT47	Chip-Channel	0.20	1990	BHP
167	44	166	4815	1469	90RNT48	Grab	Grab	1990	BHP
2	13	113	1447	994	90RNT49	Chip-Channel	0.40	1990	BHP
1	4	44	5124	224	90RNT50	Chip-Channel	1.00	1990	BHP
18		158	8543	1835	90PRLT63	Chip-Channel	0.76	1990	BHP
24		312	2957	1961	90PRLT64	Chip-Channel	0.95	1990	BHP
3		50	2476	890	90PRLT67	Chip-Channel	0.20	1990	BHP
370		144	1948	1282	90PRLT68	Chip-Channel	0.75	1990	BHP
5		34	1473	700	90PRLT69	Chip-Channel	0.40	1990	BHP
2		28	7028	171	90PRLT70	Chip-Channel	0.30	1990	BHP
43		125	3755	1523	90PRLT71	Chip-Channel	1.20	1990	BHP
3		1037	1991	1972	90PRLT72	Chip-Channel	0.10	1990	BHP

Table 10 : Surface Sample and Drill Results – 1250 ppb Pt Drill Intersection Area

9. Winter 2001 Exploration Program Results

9.1. Aims and Objectives

The aim of the program was to investigate the PGE-Ni-Cu mineralization occurring on the Rutledge Lake Property. One of the primary objectives was to study further the PGE content within the mineralization as well as to outline economic zones of PGE mineralization. This program was designed as a winter program because much of the selected target areas were under water and therefore more readily investigated when the lake was frozen.The program was designed in two parts :

a) Linecutting and Geophysics - Max-Min EM , Magnetometer and Induced Polarization (I.P) Surveys to investigate the zones of mineralization and help define drill targets.

b) Diamond Drilling – Drill test mineral showings and coincident geophysical anomalies indicating strike extensions to the surface showings.

Objectives of the geophysical surveys were :

a) Outline strike and depth extent of known mineralized zones partially exposed on surface. Which would provide some guidelines for determining drill targets.

b) Outline new parallel additional mineralized zones not previously recognized.

c) Further determine and establish the geophysical responses and signatures of the mineralized zones. When combined with the drillhole data this would provide a geophysical methodology for investigating other mineralized zones and conductors on the property

9.2. Exploration Targets – Winter 2001 Program

Three target areas were selected :

a) The primary target was the Kizan High-Grade 55 g/t Pt showing located in the northern portion of the property near Airborne Conductor 10.

b) A second target about 1.5 km along strike of the High-Grade 55 g/t Pt showing near Conductor 10a. The North grid connected these two targets with the aim of investigating geophysical anomalies and outlining mineralized zones occurring between the two target areas.

c) A third target area located 15 km to south of the Kizan High-Grade 55 g/t Pt showing near Conductor 5a where a1986 drillhole returned 1250 ppb Pt over 0.5m.

These three targets were judged to be the most promising PGE targets based on the results from previous exploration.



LEGEND
Rivers
Lakes
Property Boundary
Kizan Showing (55 g/t Pt)
North Grid
Geophysical Grid (2001)
Drillsite Areas (2001)
Lodge
Fishing Lodge
CAMP
Platinum Group Metals Ltd. Camp
61°45'N
61°30'N
Kizan Showing (55 g/t Pt)
North Grid
DHRL-01 to 07
DHRL-08
CAMP
Rutledge Lake
Lodge
Lodge
South Grid
DHRL-09,10
SCALE 1:200,000
5.0 0.0 5.0 10.0
KILOMETERS
Dwg Title: Rut-Grids-Aug101.Dwg
PLATINUM GROUP METALS LTD.
District of Mackenzie, Northwest Territories
NTS: 75 E/7, E/10, E/15
Figure 9
Location Map
North and South Grids (2001)
SCALE: 1:200,000
GEOLOGIST: D. GORC
DATE: JULY 2001
DRAWN BY: R. McGREEVY
EDITED: AUG. 1, 2001
DWG: See Full Title at Left

Figure 10 : North and South Grids (2001)


DH-RL-01-08
Kizan High Grade Showing
DH-RL-01 to 07
Geophysical Grid -
2001
Camp

Photo – Rutledge Lake Looking NNE towards Camp - 2001 North Grid Airborne Conductor 10 , 10a – Kizan High Grade Pt Showing


NW Edge of
Conductive Zone
Conductive Zone
Kizan High Grade
Platinum Showing

Photo– Kizan High Grade Platinum Showing - Airborne Conductor 10 - Looking NW

9.3. Logistical Summary

March 1 – 6 – Camp Construction – 10-man camp was constructed..

March 6 – D. Gorc and geophysicists fly from Vancouver to Property. Linecutting crew from Yellowknife flies to property.

March 6 – 25 – Linecutting and geophysical surveys on the three target areas described above

March 25 – April 15 – Diamond drilling – 10 drillholes totaling 1072 m. Of these 7 holes were drilled in the vicinity of Target 1 - the High-Grade 55 g/t Pt showing , 1 hole was drilled on Target 2 – Conductor 10a 1.5 km SW of Target 1 , and two holes on Target 3 15 km to the south.

April 16 – Camp de-mobilization

Table 11 : Logistical Summary – Winter 2001 Program

Geophysical Surveys and Linecutting			
	Magnetometer and Linecutting (m)	Max-Min EM (m)	Induced Polarization (m)
North Grid	7,550	11,950	1,000
South Grid	13,550	15,200	950
Total	21,100	27,150	1,950

Geochemical Analyses			
	No. of Samples	Pt-Pd-Au Geochemical	ICP 32 Element
Drill Core	575	575	575
Surface Rock	7	7	7
Total	582	582	582

Diamond Drilling							
		Depth		Grid Location			
Target Area	Drillhole Number	Feet	Metres	Line	Station	Azimuth	Dip
Target 1 – 55 g/t Pt Showing Area	RL-01	243	74.07	450N	BL	124°	-45°
Target 1 – 55 g/t Pt Showing Area	RL-02	465	141.7	450N	47W	124°	-45°
Target 1 – 55 g/t Pt Showing Area	RL-03	355	108.2	700N	95W	304°	-45°
Target 1 – 55 g/t Pt Showing Area	RL-04	343	104.5	550N	30W	124°	-45°
Target 1 – 55 g/t Pt Showing Area	RL-05	363	110.6	400N	25W	124°	-45°
Target 1 – 55 g/t Pt Showing Area	RL-06	340	103.6	550N	50W	124°	-45°
Target 1 – 55 g/t Pt Showing Area	RL-07	265	80.77	550N	50W	124°	-65
Target 2 – Airborne Conductor 10a	RL-08	402	122.5	900S	43E	304°	-45°
Target 3 - 1986 DDH Intercept – 1250 ppb Pt over 0.5m	RL-09	301	91.74	350N	125W	90°	-45°
Target 3 - 1986 DDH Intercept – 1250 ppb Pt over 0.5m	RL-10	440	134.1	350N	190E	90°	-45°
	Total	3,517	1,072				


Sulphide

Photo – DH-RL-07 (58.7m) – Sulphide Breccia


Sulphide

Photo – DH-RL-07 (63.0m) – Sulphide Breccia


DDH RL-01-01 Pt+Pd-Au
Pt+Pd
Au
PPB
450
400
350
300
250
200
150
100
50
0
6
10
13
15
18
19
21
23
26
28
31
34
37
40
44
48
52
56
61
Depth (m)


DDH RL-01-01 Cu-Ni-Cr
Pt+Pd
Au
Cu
Ni
Cr
Cu-Ni-Cr PPM
3000
2500
2000
1500
1000
500
0
6
10
13
15
18
19
21
23
26
28
31
34
37
40
44
48
52
56
61
Depth (m)

Figure 19 : Geochemistry – DDH RL-01-01 (Pt+Pd , Au ,Cu ,Ni , Cr)


DDH RL-01-02 -Pt+Pd-Au
Pt+Pd
Au
450
400
350
300
250
200
150
100
50
0
PPB
44
48
50
52
53
54
56
57
58
59
60
61
62
64
67
Depth (m)


DDH RL-01-02 Cu-Ni-Cr
Pt+Pd
Au
Cu
Ni
Cr
3000
2500
2000
1500
1000
500
0
Cu-Ni-Cr PPM
44
48
50
52
53
54
56
57
58
59
60
61
62
64
67
Depth (m)

Figure 20 : Geochemistry – DDH RL-01-02 (Pt+Pd , Au ,Cu ,Ni , Cr)


DDH RL-01-03 Pt+Pd-Au
Pt+Pd
Au
160
140
120
100
80
60
40
20
0
PPB
56
56
57
58
59
60
61
68
69
70
71
72
72
73
Depth (m)


DDH RL-01-03 Cu-Ni-Cr
Pt+Pd
Au
Cu
Ni
Cr
1400
1200
1000
800
600
400
200
0
Cu-Ni-Cr PPM
56
56
57
58
59
60
61
68
69
70
71
72
72
73
Depth (m)

Figure 21 : Geochemistry – DDH RL-01-03 (Pt+Pd , Au ,Cu ,Ni , Cr)


DDH RL-01-04 Pt+Pd
Pt+Pd
Au
450
400
350
300
250
200
150
100
50
0
PPB
26
28
31
32
33
34
37
40
42
44
45
47
49
51
52
55
58
61
64
68
Depth (m)


DDH RL-01-04 Cu-Ni-Cr
Pt+Pd
Au
Cu
Ni
Cr
4000
3500
3000
2500
2000
1500
1000
500
0
Cu-Ni-Cr PPM
26
28
31
32
33
34
37
40
42
44
45
47
49
51
52
55
58
61
64
68
Depth (m)

Figure 22 : Geochemistry – DDH RL-01-04 (Pt+Pd , Au ,Cu ,Ni , Cr)



DDH RL-01-05 Pt+Pd-Au
Pt+Pd
Au
70
60
50
40
30
20
10
0
PPB
26 27 29 30 31 32 32 34 34 35 36 37 38 38 39 40 40 41 42 43 44 45 46
Depth (m)



DDH RL-01-05 Cu+Ni+Cr
Pt+Pd
Au
Cu
Ni
Cr
3000
2500
2000
1500
1000
500
0
Cu-Ni-Cr PPM
26 29 31 32 34 36 38 39 40 42 44 46
Depth (m)

Figure 23 : Geochemistry – DDH RL-01-05 (Pt+Pd , Au ,Cu ,Ni , Cr)


DDH RL-01-06 Pt+Pd-Au
Pt+Pd
Au
300
250
200
150
100
50
0
PPB
33
39
42
44
47
49
51
53
55
57
59
60
62
64
67
71
75
Depth (m)


DDH RL-01-06 Cu-Ni-Cr
Pt+Pd
Au
Cu
Ni
Cr
3000
2500
2000
1500
1000
500
0
Cu-Ni-Cr PPM
33
39
42
44
47
49
51
53
55
57
59
60
62
64
67
71
75
Depth (m)

Figure 24 : Geochemistry – DDH RL-01-06 (Pt+Pd , Au ,Cu ,Ni , Cr)


DDH RL-01-07 Pt+Pd-Au
Pt+Pd
Au
300
250
200
150
100
50
0
PPB
52
54
55
56
57
58
60
61
62
65
67
70
72
Depth (m)


DDH RL-01-07 Cu-Ni-Cr
Pt+Pd
Au
Cu
Ni
Cr
4500
4000
3500
3000
2500
2000
1500
1000
500
0
Cu-Ni-Cr PPM
52
54
55
56
57
58
60
61
62
65
67
70
72
Depth (m)

Figure 25 : Geochemistry – DDH RL-01-07 (Pt+Pd , Au ,Cu ,Ni , Cr)

9.6.3. North Grid - Airborne Conductor 10a – DH-RL-08

DH-RL-08 is located approximately 1.4 km southwest of the Kizan Showing in the vicinity of airborne conductor 10a. The ultramafic/mafic intrusives and mineralization intersected in DH-RL-08 occurs along the same controlling fault as at the Kizan Showing. A topographic linear appears to mark the fault trace. A strong Maxmin conductor with coincident magnetic high was outlined during the program.The surface trace of this conductor is on strike with Conductor 10 at the Kizan Showing.

DH-RL-08 intersected similar mineralization , lithologies and alteration encountered in DH-RL-01 to 07 in the area of Kizan Showing with some additional geological features as well as some differences.

The drillholes at the Kizan Showing suggested that massive sulphide breccias and associated ultramafic/mafic intrusives were intruded late in the deformation history along fault structures. Wide zones of silification/Kspar alteration occur alongside the sulphide zones.

This geological framework was further confirmed by DH-RL-08 which intersected ultramafic/mafic intrusives which clearly crosscut and were younger then the surrounding gneisses including gneissic granites. These ultramafic/mafic intrusives displayed no indication of deformation. These textures within the intrusives were clearly discernable varying from very fine grained chilled margins to a coarser texture with what at times appears to be crude differential layering.

In DH-RL-08 sulphide mineralization was intersected similar to that outlined in DH-RL-01 to 07 except that only the more angular open-space filling of sulphide breccia was noted. The distinctive massive sulphides/sulphide breccia sub-type characterizied by rounded clasts of paragneiss and ultramafic/mafic intrusive was not intersected in DH-RL-08. Another important difference was that some of the sulphide breccias were hosted within gneissic granites as well as within ultramafic/mafic intrusives. Although wide zones of sulphides were intersected the overall amount of sulphide was noteably less that intersected near the Kizan showing. The lower amount of sulphides in DH-RL-08 is in large part due to the variability of open-spaces into which the sulphide was deposited. These open-spaces are generally angular and variable in dimension and distribution. Overall sulphide content within the mineralized zones varies from 5-30%.

Wide zones of disseminated (0.5 -2%) sulphides occur adjacent the sulphide breccias within ultramafic/mafics. The abundant sulphide and quartz/sulphide veinlets occurring in DH-RL-01 to 07 were not noted.

Although silicification and associated K-spar alteration were noted such alteration was largely limited to narrow 1-5 cm selvages along fractures with a a few zones 20-50 cm across. The wide zones of silification intersected in DH-RL-01 to 07 were not observed. Only minor crosscutting pyrite-chlotite veinlets were observed.


Granitoid – Gneissic – Bluish
Quartz – local Kspar
Sulphide – 5 cm
Sulphide
Crosscutting
Chlorite-Pyrite
Veinlet

Photo – DH-RL-08 (63m) – 5 cm of Sulphide and sulphide in-filling with crosscutting chlorite-pyrite veinlet


8 BX 7
Sulphide

Photo – DH-RL-08 (30m) –Sulphide Breccia weakly mineralized


Sulphide

Photo – DH-RL-08 (55m) –Sulphide Breccia weakly to moderately mineralized


DDH RL-01-08 Pt+Pd-Au
Pt+Pd
Au
300
250
200
150
100
50
0
PPB
10
11
13
15
16
18
23
25
27
30
39
41
44
45
47
49
Depth (m)


DDH RL-01-08 Cu-Ni-Cr
Pt+Pd
Au
Cu
Ni
Cr
3000
2500
2000
1500
1000
500
0
Cu-Ni-Cr PPM
10
11
13
15
16
18
23
25
27
30
39
41
44
45
47
49
Depth (m)

Figure 26 : Geochemistry – DDH RL-01-08 (Pt+Pd , Au ,Cu ,Ni , Cr)

9.6.4. South Grid – Airborne Conductor 5 – DH-RL-09 ,10

The South Grid (2001) is located approximately 15 km south of the Kizan Showing near Airborne Conductor 5 and DH-6R018 (1986) which returned 1250 ppb Pt over 0.51m. The geophysical surveys completed during the 2001 program outlined several conductors both strong and weak in the area. One of the strong conductors coincided with the 1986 1250 ppb Pt drill intersection. DH-RL-09 is located 80m southwest of DH-6R018 and was designed to test the strike extension of the mineralization intersected DH-6R018 as outlined by a strong Maxmin EM conductor.

DH-RL-09 intersected similar mineralization , lithologies and alteration encountered in DH-RL-01 to 07 in the area of Kizan Showing. Both the more massive sulphide/sulphide mineralization characterizied by abundant rounded inclusions and the leaner open-space filling sulphide mineralization were intersected. The sulphide zone in DH-RL-09 measured 10 m in thickness. A 8m wide zone with more disseminated sulphide mineralization occurs adjacent the massive sulphide/sulphide breccia.

As with DH-RL-08 silicification and associated K-spar alteration were limited to narrow 1-5 cm selvages along fractures with a a few zones 20-50 cm across. Only minor crosscutting pyrite-chlotite veinlets were observed.

DH-RL-10 is located 314m east of DH-RL-09 and was deigned to test both a weak Maxmin EM conductor and a buried I.P. flat lying chargeabiliy high suggestive of a possible mineralizied sill .

DH-RL-10 intersected disseminated sulphide mineralization consisting of wispy 2mm by 0.5 mm concentrations of sulphide along the gneissosity and alongside thin 0.5 cm bluish quartz veinlets within mafic paragneisses . Sulphides consisted pyrrhotite and/or pyrite and trace chalcopyrite. Occasionaly an unidentified silver-grey sulphide was noted . Graphtite is commonly found along many gneissic surfaces .

This mineralization is likely part of a mineralizing episode separate from the Ni-Cu-PGE mineralization intersected in the other drill holes . The mineralization appears to be stratabound within the paragneisses with no indicated association with ultramafics/mafics . The gecohemical signature also appears to be quite different . One should note the higher background zinc values .

The geophysical response also appears to be quite different producing weak , longer EM conductors with little if any magnetic expression .

A narrow undeformed feldspar porphyry dyke was intersected this hole . The dyke was characterizied by a very fine grained silaceous matrix and 0.5-1cm feldspar porphoblasts . This dyke is likely one of the young granite porphyry dykes which have been mapped in the region . The dyke was unmineralizied .


DH-RL-01-10
Weak Maxmin EM
Conductor
DH-RL-01-09
1986 DH-86R018
1250 ppb Pt
Intersection
Strong Maxmin EM Conductor –
Airborne Conductor 5a 5b

Photo – Drillholes RL-01-09 and RL-01-10 – Maxmin EM Conductors (2001)
Area of Airborne Conductor 5 – 1986 Drill intersection 1250 ppb Pt over 0.5 m


Maxmin EM
Conductor
DH-RL-01-09
1986 DH-86R018
1250 ppb Pt
Intersection

Photo – Drillhole RL-01-09 – Maxmin EM Conductor (2001)
Area of Airborne Conductor 5 – 1986 Drill intersection 1250 ppb Pt over 0.5 m


DH-RL-10
Maxmin
Conductor
- 2001
DH-RL-09

Photo – Drillhole RL-01-09 and 10 – Maxmin EM Conductor (2001)


Maxmin
Conductor (2001)

Photo – Drillhole RL-01-09 – Maxmin EM Conductors (2001) Area of Airborne Conductor 5 – 1986 Drill intersection 1250 ppb Pt over 0.5 m


Sulphide Breccia
Rounded to sub-angular mafic clasts

Photo – DH-RL-09 (37m) – Upper Contact Sulphide Breccia


Rounded to sub-angular mafic clasts

Photo – DH-RL-09 (37.5m) – Sulphide Breccia


Larger mafic clast
Sulphide Breccia

Photo – DH-RL-09 (39m) – Sulphide Breccia


Sulphide

Photo – DH-RL-09 (46m) Moderately mineralized Sulphide Breccia


Sulphide Breccia
Bluish Quartz –
Kspar Alteration

Photo – DH-RL-09 (47m) – Lower Contact Sulphide Breccia



DDH RL-01-09 Pt+Pd-Au
Pt+Pd
Au
PPB
500
450
400
350
300
250
200
150
100
50
0
36
37
38
39
41
42
43
45
46
47
49
52
55
56
Depth (m)



DDH RL-01-09 Cu-Ni-Cr
Pt+Pd
Au
Cu
Ni
Cr
Cu-Ni-Cr PPM
7000
6000
5000
4000
3000
2000
1000
0
36
37
38
39
41
42
43
45
46
47
49
52
55
56
Depth (m)

Figure 31 : Geochemistry – DDH RL-01-09 (Pt+Pd , Au ,Cu ,Ni , Cr)



DDH RL-01-10 Pt+Pd-Au
Pt+Pd
Au
100
90
80
70
60
50
40
30
20
10
0
PPB
15
18
21
23
27
29
33
35
50
53
56
60
62
Depth (m)



DDH RL-01-10 Cu-Ni-Cr-Zn
Pt+Pd
Au
Cu
Ni
Cr
Zn
500
450
400
350
300
250
200
150
100
50
0
Cu-Ni-Cr-Zn PPM
15
18
21
23
27
29
33
35
50
53
56
60
62
Depth (m)

Figure 32 : Geochemistry – DDH RL-01-10 (Pt+Pd , Au ,Cu ,Ni , Cr)

10. Conclusions and Recommendation

1. The Rutledge Property is underlain by a metamorphosed volcano-sedimentary sequence , the Rutledge Lake Complex , located near the eastern boundary of the Talston Magmatic Zone ,an extensive belt of Proterozoic granitoid plutonism extending from Great Slave Lake into Alberta. This sequence occurs within a Proterozoic Orogenic belt which is bound by the Talston Magmatic Zone to the west and the Rae Province of the Canadian Shield to the east. The tectonic history includes a period of rifting similar to that occurring along other Archean craton border zones with adjoining Proterozoic belts in other parts of the Canadian Shield. Mafic/ultramafic intrusives ,associated with this period of rifting ,occur within the Rutledge Lake Complex. Zones of Ni-Cu-PGE sulphide mineralization are associated with these intrusives.

2. The area has been affected by a relatively high degree of metamorphism and tectonisim which has destroyed original textures and compositions. The Rutledge Complex can be roughly divided into two halves: paragneisses , metapelites and orthogneisses with lesser mafic/ultramafic intrusives to the west and a paragneiss-metabasite (metamorphosed mafic volcanics) sequence of The Mama Moose Complex to the east.

3. Pyrrhotite-dominated Ni-Cu-PGE massive sulphides and sulphide breccias associated with ultramafic/mafic intrusions are the primary exploration target at Rutledge. Major sulphides include pyrrhotite which is by far the predominant sulphide with lesser pyrite ,chalcopyrite ,pentlandite ,molybdenite ,bornite and arsenopyrite. Magnetite and graphite are also common although minor constituents. Chromite and spinels have also been found to occur locally. With over 81 airborne conductors many associated with the 75 sulphide showings discovered to date and with previous drilling intersecting sulphide mineralization up to 30.8 m in width and 200 m to depth all indicate that there is a significant mineralizing system at Rutledge Lake .

4. Petrographic studies of the ultramafic/mafic intrusives and geochemical studies of the sulphide mineralization indicate a magmatic Ni-Cu-PGE mineralizing system similar to Ni-Cu-PGE deposits such as the Thompson and Ungava Bay Nickel Belts which occur in similar geological and tectonic settings . Major element associated with the mineralization include: Cu, Ni, Pt, Pd, Au, Cr, Co, and Mo . As , Zn ,Sn and W are also commonly anomalous although more sporadic. Samples of sulphide taken by BHP in 1989/90 ,which comprised several hundred samples ,averaged 1,718 ppm Cu and 914 ppm Ni and included highs of 1.1% Cu and 0.64% Ni.

5. Geophysical surveys (Maxmin EM ,magnetometer and Induced Polarization) completed in the 2001 program all outlined the sulphide mineralization intersected in the diamond drill holes . Strong EM conductors associated with magnetic highs correspond with the sulphide mineralized zones . Induced Polarization surveys were limited but also outlined the sulphide zones. In addition flat lying chargeability highs at depth were outlined away from the conductor traces. These flat lying chargeability highs were undetected by the Maxmin EM surveys.

6. Geophysical surveys appeared to outline two types of conductors one associated with the Cu-Ni-PGE mineralization which are strong conductors with relatively short strike lengths and coincident prominent magnetic highs and another weaker type of conductor with longer strike lengths and little if any magnetic expression.

7. All drill holes (10 holes – 1072m) intersected sulphide mineralization often over widths measured in 10's of meters. The strong EM conductors were found to correspond to massive sulphide breccias containing 20-75% sulphide. Mineralogy would consist largely of pyrrhotite with lesser pyrite and minor chalcopyrite and rare arsenopyrite. Sulphides would occur as irregular breccia infillings with sulphide content varying according the amount of open-spaces. Angular to rounded clasts of paragneiss and mafic/ultramafic rock would be common

features. In sections clasts are completed rounded and have a transported milled appearance.

8. Core samples returned up to 388 ppb Pt , 125 ppb Pd , 513 ppb Au , 9,181 ppm Cu and 3,527 ppm Ni. The drilling did not intersect the high-grade platinum mineralization at the Kizan showing from which a sawn channel sample taken in 2000 returned 55 g/t Pt.

9. There is a PGE-Ni-Cu mineralizing event associated with mantle-derived ultramafic/mafic intrusives. These bodies intrude the older para and orthogneisses along sub-parallel NE-SW structures. These structures and ultramafic bodies appear to occur across the width of the Rutledge Belt. Although in outcrop the ultramafic bodies and sulphide zones are small in size and discontinuous along strike drill and geophysical results indicate more extensive mineralization .The significant amount of sulphides suggest that there must be a larger source for both the intrusive and the accompanying mineralization. This PGE-Ni-Cu mineralizing event is characterizied as follows:

    - The ultramafic/mafic intrusives and associated sulphide mineralization occurs post the main episodes of deformation. Both intrusives and sulphides are clearly less deformed then the surrounding rocks .

    - The intrusives and mineralization are fault controlled infilling open spaces within the surrounding rock .

    - Zones of sulphide mineralization commonly contain rounded clasts of both country rock and ultramafic/mafic intrusive indicating that the material has been transported. In addition many of the surface exposures of ultramafic/mafic intrusive also shows signs of deformation along the edges of the bodies again suggesting possible transport.

    - Therefore it is suggested that the ultramafic/mafic intrusives and associated sulphide mineralization has been "injected" along fault structures from some larger source at depth . This larger source would be a mineralizied ultramafic/mafic intrusive perhaps a sill .

Regional PGE Potential

The Rutledge Complex is one of at least four similar complexes which occur along the same structural corridor and tectonic setting at the edge of the Talston Magmatic Zone extending over 200 km to the Alberta border. Reviews of geological literature on the region report other areas with similar occurrences of mineralizied ultramafic intrusives well outside the Rutledge Complex strongly suggesting that the ultramafic sulphide mineralizing system occurring at Rutledge is likely regional in extent. In addition there are reports of sizeable gabbro bodies occurring in the belt which represents a second type of PGE exploration target . Some of the gabbros may be layered . Aeromagnetic maps indicate a number of sizeable prominent highs within which may be associated with either of the above PGE exploration targets .

The following exploration program is recommended for PGE exploration on the Rutledge Property and on regional targets outside the Rutledge Property :

- Review Rutledge exploration data to determine PGE targets for field examination .Review regional data to determine PGE targets for field examination.

- A field program involoving mapping ,sampling and prospecting of selected targets .This would be based out of the present PTG camp and involve the use of both boats and helicopters for transportation.

The combined budget for both the Regional and Rutledge Property exploration programs is estimated at $275,000 CAD .


Sulphide Zones
Rutledge Belt – Structural Zone – 10 km
Depth
100's m ?

Figure 33 : Geological Model - Rutledge Lake Property

11. References

Balzer, S.A. and Olson, R.A. (1997). Qualifying report, Rutledge Lake Property, Northwest Territories; report prepared by APEX Geoscience Ltd. for Reliance Energy Corp.

Balzer, S.A. , Dufresne, M.B. and Besserer, D.J. (2000). The Potential for Platinum Group Metals at Rutledge Lake, Northwest Territories: A Qualifying Report prepared by Apex Geoscience Ltd. for Platinum Group Metals Ltd

Bostock, H.H. (1986). Reconnaissance geology of the Precambrian rocks of the Fort Resolution, Talston Lake and Fort Smith areas, District of MacKenzie; Geological Survey of Canada, Current Research, Part A, Paper 86-1A, pp. 35-42.

Bostock, H.H. (1987). Geology of the South Half of the Taltson Lake map area, District of MacKenzie; Geological Survey of Canada, Current Research, Part A, Paper 87-1A, pp. 443-450.

Bostock, H.H. (1988). Geology of the north half of the Taltson Lake map area, District of MacKenzie; Geological Survey of Canada, Current Research, Part C, Paper 88-1C, pp. 189-198.

Bostock, H.H. (1989). The significance of ultramafic inclusions in gneisses along the eastern margin of the Taltson Magmatic Zone, District of MacKenzie, N.W.T; Geological Survey of Canada, Current Research, Part C, Paper 89-1C, pp. 49-56.

Brophy, J. (1982). Summary of Investigations, LEA claim group; 13 p.

Buhlmann, E. (1989). The Rutledge Lake Property, N.W.T., An Outokumpu type environment for high grade Cu Zn Co massive sulfide mineralization, NTS 75 E 7, 10, 15 centering on Lat. 61□ 37'N and Long. 110□ 45'W; report prepared for Enexco International Limited.

Burlet, L.A. and Olson, R.A. (1986). Enexco International Limited, Rutledge Lake, Exploration - 1986, LEA 1 to LEA 17, LEA 20, ENEX 3 to ENEX 5 and ENEX 7 Mineral Claims, Mackenzie Mining District, N.W.T.; report prepared by Trigg, Woollett, Olson Consulting Ltd., 39 p. plus appendices.

Burlet, L.A. and Olson, R.A. (1987). Enexco International Limited, Rutledge Lake Exploration - Spring 1987, LEA 1 to 2, LEA 4 to 5, LEA 7, LEA 9, LEA 11 to 14, LEA 17, LEA 20, WWK 1 to 5, WWK 9 to 10 and WWK 12 Mineral Claims, Mackenzie Mining District, N.W.T.; report prepared by Trigg, Woollett, Olson Consulting Ltd., 39 p. plus appendices.

Burlet, L.A. and Trigg, C.M. (1987). Enexco International Limited, Rutledge Lake Research - 1986, LEA 1 to LEA 17, LEA 20, ENEX 3 to ENEX 5, ENEX 7, WWK 1 to WWK 10 and WWK 12 Mineral Claims, MacKenzie Mining District, N.W.T.; report prepared by Trigg, Woollett, Olson Consulting Ltd., 27 p. plus appendices.

Burt, P. and Cullen, R. (1990). Rutledge Lake Property, 1989 Report of Activities, August 19, 1989 to October 7, 1989; BHP-Utah Mines Ltd., 33 p. plus appendices.

Burt, P. and Nighswander, M. (1991). Burt, P. and Cullen, R. (1990) Rutledge Lake Property 1990 Report of Activities; BHP-Utah Mines Ltd., 78 p. plus appendices.

Culshaw, N.G. (1984). Rutledge Lake, N.W.T.: A section across a shear belt within the Churchill Province; Geological Survey of Canada, Current Research, Part A, Paper 84-1A, pp. 331-338.

Diorio, P.A. (1990). Report on Gravity, Magnetic and Electromagnetic Surveys, Rutledge Lake, N.W.T., April 1990; BHP-UTAH Mines Ltd., 19 p. plus appendices.

Dufresne, M.B. (1996). Exploration - 1996, Recommended Exploration - 1997, Rutledge Lake Property, District of MacKenzie, N.W.T; report prepared for Reliance Energy Corp. by APEX Geoscience Ltd., 31 p. plus appendices.

Henderson, J.F. (1939). Taltson Lake, Canada; Department of Mines and Resources, Map 525A.

Hearst, R.B. and Paterson, N.R. (1986). Report on ground geophysical surveys, August to September 1986, Rutledge Lake, N.W.T.; report prepared for Trigg, Woollett, Olson Consulting Ltd. on behalf of Enexco International Limited by Paterson, Grant and Watson Limited, 42 p. plus appendices.

Hearst, R.B. and Paterson, N.R. (1987). Transient Pulse Electromagnetic and Magnetic Surveys, Rutledge Lake Project, Rutledge Lake, N.W.T.; report prepared for Trigg, Woollett, Olson Consulting Ltd. by Paterson, Grant and Watson Limited, 31 p. plus appendices.

Bowie, C. (1994). Cartographic overlay of geology on shaded total field magnetic data, Slave Craton and environs, District of Mackenzie, Northwest Territories; Geological Survey of Canada, Open File 2964

Hulbert, L.J, Duke, J.M., Eckstrand, O.R., Lydon, J.W., Scoates, R.F.J., Cabri, L.J. and Irvine, T.N. (1988). Geological environments of the platinum group elements; Geological Survey of Canada, Open File 1440, 147 p.

Jagodits, F.L. (1997). Rutledge Lake Project, Mackenzie Mining District, NWT, Report on Ground Magnetic VLF-EM and Horizontal Loop Electromagnetic Surveys for Conductors 13 (REC 30), 5A and 5B (RANKI 4), 10 (RANKI 1) and 4 (RANKI 5); unpublished report prepared for Reliance Energy Corp. by Savaria Geophysics Inc.

Johnston, R.K. and Trigg, C.M. (1983). Enexco International Limited, Rutledge Lake Exploration -1983, Mackenzie Mining District, N.W.T.; report prepared by Trigg, Woollett Consulting Ltd., 16 p. plus appendices.

Konings, M.H. (1983). Interpretation Report, Input MK.VI Electromagnetic/Magnetic Survey, Rutledge Lake Area, N.W.T.; report prepared for Trigg Woollett Consulting Limited by Questor Surveys Limited, 48 p. plus appendices.

Lydon, J.W. (1988). Volcanogenic Massive Sulphide Deposits, Part 1: A Descriptive Model; *in* Ore Deposit Models, *edited by* R.G. Roberts and P.A. Sheahan, Geoscience Canada, Reprint Series 3, pp. 145-153.

Murck, B. (1986). Petrographic Descriptions, Rutledge Lake, NWT; report prepared for Trigg, Woollett, Olson Consulting Ltd. by Geoplastech Inc.

Paterson, N.R. (1983). Report on Reinterpretation of Airborne Input/Magnetometer Survey, Rutledge Lake, N.W.T.; report prepared for Trigg, Woollett Consulting Limited on behalf of Enexco International Ltd. by Paterson, Grant and Watson Limited, 37 p. plus appendices.

Pawliuk, D.J. and Olson, R.A. (1981). Bill Grubstaking Syndicate, Exploration - 1981, Rutledge Lake, MacKenzie Mining District, Northwest Territories; Trigg, Woollett Consulting Ltd., 11 p. plus appendix and maps.

Pezzot, E. Trent (2001). Logistics and Interpretation Report on Magnetic , Electromagnetic and Induced Polarization Surveys Rutledge Lake Property ,NWT (Survey March 6-25 , 2001) ; report prepared by SJV Geophysics Ltd. for Platinum Group Metals Ltd.

Polischuk, B.G. and Patterson, W.A. (1997). Rutledge Lake Project, 1997 Horizontal Loop Electromagnetic, Total Field Magnetic and VLF-EM Surveys; unpublished report prepared for Reliance Energy Corporation by Patterson Mining Geophysics Ltd.

Stockwell, J.E. (1996). Report on the compilation of previous work, 1981 to 1990, Rutledge Lake Project, MacKenzie Mining District, NWT; Reliance Energy Corp., unpublished report.

Stockwell, J.E. (1998). Rutledge Lake Project, Mackenzie Mining District, NWT, Summary of Geology and Ground Geophysics performed February 24 – March 23, 1997 for claims RANKI 1 to RANKI 5 and REC 30 and REC 31; Reliance Energy Corp., unpublished report.

Trigg, C.M. (1982). An appraisal of LEA 1 to LEA 20 mineral claims, Rutledge Lake, MacKenzie Mining District, Northwest Territories; report prepared by Trigg, Woollett Consulting Ltd. for Enex Resources Limited, 22 p. plus appendices.

Trigg, C.M. (1984). Enexco International Limited, Exploration of INPUT® Conductors and Associated Magnetic Anomalies, Rutledge Lake, N.W.T.; report prepared by Trigg, Woollett, Olson Consulting Ltd., 34 p. plus tables

12. **Certificate of Qualification**

CERTIFICATE of QUALIFICATION

I ,Dennis Gorc of the City of Surrey, Province of British Columbia, do hereby certify that:

1. I am a geologist and reside at Suite 105 10662 151A Street Surrey, British Columbia, V3R 8T3.

2. I graduated from Queen's University in 1976, with a BSc. (Eng) Degree (Exploration Geology).

3. I have been practicing my profession since graduation and that I am a Professional Geoscientist and a member of The Association of Professional Engineers and Geoscientists of the Province of British Columbia (Licence No.19899) and a Fellow of the Geological Association of Canada (Member No. F5859).

4. I do own securities and stock options in Platinum Group Metals Ltd. and am currently V.P. Exploration for Platinum Group Metals Ltd. I do not own nor do I expect to receive any interest (direct, indirect or contingent) in the property described in the Report, nor in the securities of the Issuer in respect of services rendered in the preparation of the Report.;

5. I consent to the use of this report in submissions to regulatory authorities. I consent to the use of this report in Platinum Group Metals Ltd.'s Information Circular to shareholders scheduled to be mailed in December 2001.

6. That I am the author of report and was on the Rutledge Property supervising the field operations and the collection of data on which this report is generated.

Dennis Gorc, (P.Geol.), FGAC

Vancouver, British Columbia

December 10th, 2001

Appendix I

Analytical Certificates – Bondar-Clegg Labratories ,Vancouver , B.C.

Appendix II

Listing of Drillcore Sample Intervals and Analytical Results

Rutledge Lake Property - March 2001 Drilling Program
Master Drill Assay Listing

Quality Control Program

Standard WGB-1 - Pt - 6.1 ppb , Pd 13.9 ppb , Au 2.9 ppb
Standard WMG-1 - Pt - 731 ppb , Pd 382 ppb , Au 110.0 ppb

Duplicate of previous sample

Blank 1
Blank 2

	Sample	Metres		Metres																										
Hole No	Number	From	To	Interval	Au	Pt	Pd	Wt	Ag	Cu	Pb	Zn	Mo	Ni	Co	Cd	As	Fe	Mn	Ba	Cr	V	Al	Mg	Ca	Na	K	Sr	Ti	S
RL-01-01	450008	6.10	7.32	1.22	4	-5	-1	31.09	-0.2	17	6	30	1	6	3	-0.2	-5	0.86	61	18	45	3	0.63	0.17	0.13	0.05	0.23	7	-0.01	0.05
RL-01-01	450009	7.32	8.32	1.00	4	-5	3	31.27	-0.2	102	54	352	6	79	29	0.9	-5	6.2	295	57	98	61	2.97	1.56	0.12	0.03	0.54	7	0.055	1.24
RL-01-01	450010	8.32	9.34	1.02	4	-5	-1	30.26	-0.2	31	5	102	3	38	18	0.2	-5	5.57	290	82	114	66	3.19	1.5	0.08	0.03	1.1	7	0.138	0.33
RL-01-01	450011	9.34	10.44	1.10	4	5	2	31.66	-0.2	80	11	66	5	66	26	0.4	-5	6.53	315	33	104	58	3.15	1.71	0.11	0.02	0.36	6	0.028	0.96
RL-01-01	450012	10.44	11.04	0.60	5	-5	1	31.49	-0.2	14	5	46	2	41	20	0.3	8	5.07	267	46	111	50	2.76	1.46	0.06	0.03	0.39	6	0.041	0.24
RL-01-01	450013	11.04	12.04	1.00	5	-5	-1	31.64	-0.2	58	18	25	10	60	14	-0.2	6	1.95	64	19	103	10	0.94	0.42	0.11	0.05	0.25	7	-0.01	0.34
RL-01-01	450014	12.04	12.20	0.16	7	6	2	32.06	-0.2	90	11	48	9	122	30	0.3	9	3.57	129	23	147	26	1.53	0.86	0.11	0.03	0.27	8	-0.01	0.47
RL-01-01	450015	12.20	13.20	1.00	2	-5	-1	31.52	-0.2	52	8	33	7	48	14	-0.2	-5	2.68	109	33	90	18	1.36	0.47	0.09	0.04	0.34	8	0.023	0.29
RL-01-01	450016	13.20	14.20	1.00	22	5	1	32.48	-0.2	114	21	27	18	129	28	-0.2	-5	3.26	84	22	156	18	1.16	0.33	0.08	0.04	0.25	7	0.01	0.94
RL-01-01	450017	14.20	14.40	0.20	32	7	10	31.57	0.3	1345	17	35	70	742	146	0.5	9	10	215	31	585	183	4.35	2.27	0.29	0.13	0.79	35	0.061	5.28
RL-01-01	450018	14.40	14.65	0.25	141	44	82	15.41	1	923	78	35	266	2355	480	1.1	20	10	313	2	930	352	3.54	2.92	0.24	0.08	0.13	17	0.045	10
RL-01-01	450019	14.65	15.45	0.80	65	5	5	31.53	-0.2	473	2	32	18	286	62	0.3	11	5.08	232	77	308	100	3.36	1.17	1.37	0.27	0.23	82	0.055	1.93
RL-01-01	450020	15.45	16.00	0.55	389	39	18	30.46	0.6	2387	-2	51	100	1167	230	0.6	11	10	144	20	356	109	2.58	1.37	0.38	0.16	0.18	39	0.035	8.05
RL-01-01	450021	16.00	16.50	0.50	142	9	31	31.21	0.6	2339	-2	47	122	1483	295	1.1	14	10	127	15	406	105	1.96	1.27	0.26	0.12	0.13	27	0.03	10
RL-01-01	450022	16.50	17.00	0.50	131	7	33	32.33	0.7	1809	-2	54	108	1489	296	0.9	12	10	128	9	433	108	1.34	1.02	0.28	0.12	0.1	23	0.035	10
RL-01-01	450023	17.00	17.50	0.50	245	23	50	15.32	0.7	1591	-2	45	115	1587	318	1	23	10	106	8	391	101	0.99	1	0.18	0.08	0.08	15	0.024	10
RL-01-01	450024	17.50	18.00	0.50	41	5	17	32.58	-0.2	795	-2	22	21	566	96	2.2	200	6.57	98	51	297	41	1.92	1.02	0.9	0.21	0.1	22	0.024	3.24
RL-01-01	450025	18.00	18.50	0.50	160	8	46	32.34	0.6	880	-2	34	97	1497	288	1.4	81	10	88	15	354	66	1.66	0.82	0.63	0.2	0.12	27	0.027	10

	Sample	Metres		Metres																										
Hole No	Number	From	To	Interval	Au	Pt	Pd	Wt	Ag	Cu	Pb	Zn	Mo	Ni	Co	Cd	As	Fe	Mn	Ba	Cr	V	Al	Mg	Ca	Na	K	Sr	Ti	S
RL-01-01	450026	18.50	18.80	0.30	61	9	25	32.51	-0.2	311	-2	27	38	975	193	0.5	10	10	73	13	259	47	0.8	0.64	0.29	0.11	0.04	22	0.016	6.93
RL-01-01	450027	18.80	19.40	0.60	235	11	66	30.25	0.7	887	2	35	120	1917	380	1.1	30	10	88	8	325	74	1.5	0.82	0.61	0.22	0.09	41	0.035	10
RL-01-01	450028	duplicate of 27			274	7	60	30.21	0.5	797	-2	36	189	2230	444	1.1	24	10	66	3	285	67	1.34	0.69	0.53	0.19	0.09	37	0.03	10
RL-01-01	450029	19.40	19.90	0.50	48	7	17	31.88	-0.2	601	-2	27	50	966	194	0.6	14	10	113	34	260	81	4.9	1.11	2.56	0.51	0.18	177	0.071	7
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
RL-01-01	450031	19.90	20.40	0.50	7	6	3	31.06	-0.2	104	-2	18	4	120	26	-0.2	6	2.23	80	85	124	34	5.58	0.61	3.08	0.77	0.13	205	0.061	0.73
RL-01-01	450032	blank			2	-5	-1	31.01	-0.2	11	10	7	1	21	4	-0.2	-5	0.97	138	37	111	3	0.46	0.1	0.09	0.06	0.23	8	0.023	0.1
RL-01-01	450033	20.40	20.70	0.30	155	6	18	31.34	0.2	1213	-2	26	61	895	182	0.5	14	10	86	16	191	51	1.98	0.64	0.96	0.28	0.06	59	0.038	6.66
RL-01-01	450034	20.70	21.20	0.50	101	6	40	30.49	0.3	2198	-2	39	104	1657	329	0.8	27	10	92	8	292	88	1.16	0.8	0.41	0.14	0.07	27	0.024	10
RL-01-01	450035	21.20	21.50	0.30	86	-5	48	30.84	-0.2	1376	-2	43	128	2127	410	0.8	24	10	77	-1	297	76	0.72	0.65	0.2	0.09	0.06	14	0.018	10
RL-01-01	450036	21.50	22.00	0.50	76	7	53	31.69	0.5	1701	-2	41	101	1804	361	1	36	10	84	-1	289	80	0.58	0.67	0.14	0.06	0.04	11	0.021	10
RL-01-01	450037	22.00	22.50	0.50	198	7	42	32.51	0.9	2351	-2	41	109	1594	317	0.8	31	10	109	5	341	98	1.11	0.8	0.33	0.15	0.07	24	0.023	10
RL-01-01	450038	22.50	23.00	0.50	368	9	40	31.7	1	4332	-2	58	120	1561	315	1.3	28	10	108	6	314	85	1.44	0.83	0.32	0.15	0.09	22	0.03	10
RL-01-01	450039	23.00	23.50	0.50	107	9	45	30.8	0.3	977	-2	40	151	1782	353	0.8	27	10	90	-1	269	70	0.74	0.74	0.18	0.09	0.05	12	0.016	10
RL-01-01	450040	duplicate of 39			90	-5	51	31.08	0.4	1130	-2	39	104	1760	352	0.9	32	10	95	-1	273	73	0.68	0.76	0.16	0.08	0.04	11	0.018	10
RL-01-01	450041	23.50	24.40	0.90	119	18	47	30.39	0.7	2025	-2	45	113	1857	364	1	29	10	138	10	373	125	1.26	1.07	0.31	0.13	0.09	24	0.027	10
RL-01-01	450042	24.40	25.00	0.60	87	87	31	31.28	0.7	2761	-2	44	101	1327	270	0.8	29	10	175	18	413	148	2.86	1.59	0.71	0.25	0.18	46	0.046	9.95
RL-01-01	450043	Blank			2	-5	-1	30.73	-0.2	16	9	23	1	19	6	-0.2	-5	1.54	149	45	91	10	0.76	0.25	0.06	0.06	0.38	8	0.054	0.08
RL-01-01	450044	25.00	25.50	0.50	123	7	42	32.59	0.5	1570	-2	43	107	1532	299	0.8	29	10	121	14	343	102	1.87	1.02	0.44	0.18	0.11	34	0.037	10
RL-01-01	450045	25.50	26.00	0.50	256	7	52	31.89	0.7	1444	-2	40	109	1683	329	0.9	31	10	104	12	354	108	1.69	0.94	0.5	0.2	0.12	36	0.032	10
RL-01-01	450046	26.00	26.50	0.50	246	7	43	31.22	0.8	2105	-2	57	92	1432	293	0.7	30	10	90	13	377	114	2.09	0.96	0.73	0.26	0.15	45	0.04	10
RL-01-01	450047	26.50	27.00	0.50	172	18	56	31.14	0.7	1768	-2	70	110	1575	319	1.1	48	10	112	7	576	188	2.76	1.52	0.82	0.24	0.17	58	0.061	10
RL-01-01	450048	standard WMG-1	[illegible]		114	766	401	30.87	2.5	5906	[illegible]	95	[illegible]	2523	171	[illegible]	-5	9.32	291	[illegible]	344	[illegible]	3.75	3.07	2.92	0.02	0.03	21	0.189	3.69
RL-01-01	450049	27.00	27.50	0.50	346	386	41	31.52	0.6	3295	-2	54	68	911	193	1.1	42	10	170	42	680	201	4.75	2.92	1.59	0.28	0.14	92	0.048	6.67
RL-01-01	450050	27.50	28.40	0.90	11	-5	5	31.9	-0.2	162	-2	28	6	178	36	0.4	51	3.28	85	138	550	79	4.75	2.46	2.07	0.22	0.24	134	0.058	0.58
RL-01-01	450051	28.40	28.90	0.50	265	84	41	30.07	0.2	988	-2	34	96	1053	218	1	68	10	121	24	720	242	3.8	2.78	0.76	0.14	0.46	36	0.064	7.45

Hole No	Sample Number	Metres From	To	Metres Interval	Au	Pt	Pd	Wt	Ag	Cu	Pb	Zn	Mo	Ni	Co	Cd	As	Fe	Mn	Ba	Cr	V	Al	Mg	Ca	Na	K	Sr	Ti	S
RL-01-01	450052	28.90	29.60	0.70	36	11	8	30.31	-0.2	638	10	36	42	494	105	0.4	26	8.51	129	51	275	170	4.29	1.99	0.33	0.19	1.1	36	0.066	3.46
RL-01-01	450053	29.60	30.50	0.90	-1	-5	-1	31.68	-0.2	4	3	14	-1	7	3	-0.2	-5	1.32	35	37	89	3	0.87	0.27	0.05	0.05	0.31	12	-0.01	0.03
RL-01-01	450054	30.50	31.00	0.50	-1	-5	-1	31.93	-0.2	5	8	8	-1	5	2	-0.2	-5	0.91	36	23	170	3	0.54	0.17	0.06	0.03	0.18	12	-0.01	0.01
RL-01-01	450055	31.00	32.20	1.20	1	-5	-1	30.31	-0.2	50	3	29	4	44	12	-0.2	-5	3.04	135	151	87	25	1.68	0.67	0.09	0.03	0.71	9	0.057	0.35
RL-01-01	450056	Sludge from Ro			113	32	30	30.44	0.7	1525	-2	78	86	1930	369	0.9	25	10	214	6	457	107	1.9	1.32	0.6	0.2	0.12	35	0.049	10
RL-01-01	450057	32.20	32.50	0.30	1	-5	2	31.15	-0.2	26	7	45	6	38	14	-0.2	12	2.5	144	82	150	32	1.57	0.65	0.12	0.07	0.46	18	0.022	0.16
RL-01-01	450058	32.50	33.00	0.50	-1	-5	-1	31.51	-0.2	40	-2	82	3	35	17	0.3	16	4.42	288	202	222	58	2.91	1.63	0.1	0.05	1.67	10	0.156	0.31
RL-01-01	450059	33.00	33.50	0.50	9	5	-1	32.22	-0.2	50	2	95	3	45	19	0.2	18	4.87	179	177	100	54	2.75	1.24	0.08	0.05	1.43	10	0.154	0.48
RL-01-01	450060	33.50	34.50	1.00	5	5	-1	30.64	-0.2	65	4	139	3	46	20	0.6	52	4.76	139	202	111	57	2.68	1.18	0.08	0.05	1.46	10	0.16	0.65
RL-01-01	450061	blank			-1	-5	-1	31.87	-0.2	5	5	10	-1	4	2	-0.2	-5	0.91	135	31	145	2	0.42	0.11	0.05	0.05	0.22	6	0.027	-0
RL-01-01	450062	34.50	35.50	1.00	4	5	-1	31.88	-0.2	24	6	82	2	23	13	-0.2	7	3.66	157	166	108	45	2.01	0.88	0.07	0.03	1.03	7	0.131	0.26
RL-01-01	450063	35.50	36.50	1.00	3	-5	-1	32.04	-0.2	80	3	145	4	49	21	0.5	47	5.88	321	242	132	71	3.29	1.49	0.05	0.04	2.15	7	0.277	0.78
RL-01-01	450064	36.50	37.00	0.50	1	-5	1	31.2	-0.2	134	7	170	6	61	22	0.2	-5	5.88	312	233	161	71	3.14	1.58	0.09	0.05	1.95	10	0.261	1.15
RL-01-01	450065	duplicate of 64			-1	6	-1	31.35	-0.2	134	9	155	5	62	21	0.2	-5	5.77	313	228	179	73	3.15	1.61	0.09	0.05	1.9	10	0.248	1.14
RL-01-01	450066	37.00	37.30	0.30	-1	-5	-1	30.57	-0.2	68	8	61	4	36	14	-0.2	-5	3.4	186	135	96	39	1.93	0.72	0.21	0.07	0.92	16	0.128	0.58
RL-01-01	450067	37.30	38.30	1.00	-1	-5	-1	32.93	-0.2	8	18	53	2	9	5	-0.2	-5	1.28	74	30	95	9	0.79	0.32	0.11	0.04	0.24	12	0.017	0.04
RL-01-01	450068	38.30	39.50	1.20	-1	-5	-1	30.68	-0.2	9	37	91	2	8	6	-0.2	-5	1.49	88	24	130	10	0.85	0.37	0.11	0.04	0.23	9	0.012	0.07
RL-01-01	450069	39.50	40.00	0.50	-1	-5	-1	30.9	-0.2	13	12	37	2	15	6	-0.2	-5	1.77	118	63	100	15	1.04	0.4	0.07	0.04	0.6	9	0.069	0.11
RL-01-01	450070	40.00	40.70	0.70	7	-5	-1	32.93	-0.2	74	6	107	3	52	18	-0.2	-5	4.59	329	246	95	62	2.81	1.18	0.19	0.07	1.67	17	0.226	0.61
RL-01-01	450071	standard WGB-1		[illegible]	8	7	12	31.41	-0.2	405	5	22	2	46	12	-0.2	-5	2.08	217	40	88	62	2.74	1.72	3.7	0.06	0.06	30	0.18	0.03
RL-01-01	450072	40.70	41.70	1.00	13	6	1	30.99	-0.2	18	14	114	1	49	19	-0.2	-5	4.64	142	207	112	64	2.98	1.22	0.1	0.05	1.78	9	0.188	0.17
RL-01-01	450073	41.70	42.70	1.00	12	-5	2	31.36	-0.2	72	7	120	4	73	22	-0.2	-5	5.28	118	215	120	72	3.1	1.3	0.05	0.04	1.88	6	0.199	0.76
RL-01-01	450074	42.70	43.60	0.90	2	5	-1	31.44	-0.2	61	19	126	4	65	22	0.3	-5	5.12	153	167	113	61	2.89	1.15	0.07	0.04	1.63	6	0.159	0.59
RL-01-01	450075	43.60	44.60	1.00	-1	-5	-1	30.83	-0.2	5	11	59	-1	5	4	-0.2	-5	1.62	72	27	54	7	0.92	0.24	0.15	0.05	0.49	4	0.025	0.02
RL-01-01	450076	44.60	45.60	1.00	4	-5	-1	31.53	-0.2	29	17	362	5	21	10	0.2	-5	3.16	134	26	64	14	1.51	0.37	0.14	0.05	0.91	5	0.091	0.26
RL-01-01	450077	45.60	46.60	1.00	-1	-5	-1	31.64	-0.2	29	13	204	4	15	10	-0.2	-5	2.78	130	34	44	9	1.37	0.37	0.23	0.04	0.66	6	0.065	0.25

Hole No	Sample Number	Metres From	To	Metres Interval	Au	Pt	Pd	Wt	Ag	Cu	Pb	Zn	Mo	Ni	Co	Cd	As	Fe	Mn	Ba	Cr	V	Al	Mg	Ca	Na	K	Sr	Ti	S
RL-01-01	450078	46.60	47.60	1.00	3	-5	-1	30.2	-0.2	44	14	109	2	37	12	-0.2	-5	3.53	223	83	65	38	1.99	0.81	0.08	0.04	1.16	8	0.162	0.29
RL-01-01	450079	blank			-1	-5	-1	31.59	-0.2	4	13	10	-1	3	2	-0.2	-5	0.79	112	45	62	2	0.49	0.12	0.05	0.06	0.28	8	0.03	-0
RL-01-01	450080	47.60	48.30	0.70	-1	-5	-1	30.72	-0.2	-1	14	23	1	4	2	-0.2	-5	1.07	62	26	53	4	0.78	0.26	0.07	0.05	0.44	9	0.023	-0
RL-01-01	450081	48.30	49.10	0.80	1	-5	-1	32.02	-0.2	51	83	341	2	39	17	0.5	-5	4.49	329	183	93	55	2.67	1.11	0.14	0.05	1.67	9	0.228	0.37
RL-01-01	450082	duplicate of 81			2	-5	1	31.07	-0.2	42	48	177	2	32	14	0.2	-5	4.1	305	168	83	52	2.49	1.02	0.15	0.05	1.49	10	0.202	0.33
RL-01-01	450083	49.10	50.60	1.50	-1	5	-1	31.45	-0.2	34	44	121	2	27	13	-0.2	-5	3.56	232	96	77	42	1.94	0.97	0.14	0.03	0.62	8	0.074	0.27
RL-01-01	450084	50.60	51.80	1.20	-1	-5	-1	30.22	-0.2	16	32	217	2	41	18	0.3	-5	3.93	210	41	87	44	2.1	1.05	0.12	0.02	0.29	6	0.036	0.19
RL-01-01	450085	51.80	53.30	1.50	-1	-5	-1	31.09	-0.2	31	86	164	2	33	13	0.3	-5	3.45	261	53	66	38	1.74	0.86	0.14	0.02	0.3	6	0.042	0.27
RL-01-01	450086	53.30	54.30	1.00	-1	-5	-1	32.75	-0.2	34	58	145	3	31	12	-0.2	-5	3.31	245	53	64	37	1.61	0.79	0.17	0.03	0.38	6	0.105	0.25
RL-01-01	450087	54.30	55.20	0.90	-1	-5	-1	31.06	-0.2	19	75	135	2	18	9	-0.2	-5	2.19	158	30	57	25	1.16	0.56	0.14	0.04	0.25	7	0.038	0.13
RL-01-01	450088	55.20	56.00	0.80	-1	-5	-1	31.35	0.5	55	72	603	4	37	15	0.9	-5	3.19	290	38	63	33	1.66	0.86	0.6	0.04	0.28	6	0.013	0.4
RL-01-01	450089	blank			-1	-5	-1	30.88	-0.2	13	4	37	1	24	8	-0.2	-5	2.41	191	67	71	21	1.22	0.41	0.07	0.04	0.64	6	0.096	0.03
RL-01-01	450090	56.00	57.60	1.60	-1	-5	-1	31.6	-0.2	48	76	404	2	10	6	0.6	-5	1.51	127	38	36	11	1	0.45	0.32	0.05	0.27	8	-0.01	0.15
RL-01-01	450091	57.60	58.10	0.50	-1	-5	-1	32.32	-0.2	6	24	25	2	9	3	-0.2	-5	1.12	80	44	41	8	0.83	0.3	0.09	0.05	0.3	8	0.019	0.04
RL-01-01	450092	58.10	58.80	0.70	-1	-5	-1	30.32	-0.2	78	53	157	5	59	20	0.2	-5	4.6	278	115	81	43	2.51	1.24	0.09	0.03	1.1	6	0.149	0.58
RL-01-01	450093	duplicate of 92			-1	-5	-1	30.02	0.2	70	32	118	4	58	18	-0.2	-5	4.55	288	119	92	46	2.64	1.33	0.09	0.03	1.09	6	0.143	0.48
RL-01-01	450094	58.80	61.00	2.20	-1	-5	-1	32.25	-0.2	15	33	38	2	10	6	-0.2	-5	1.36	87	31	47	9	0.84	0.32	0.15	0.05	0.35	8	0.036	0.09
RL-01-01	450095	61.00	62.10	1.10	-1	6	-1	30.48	-0.2	4	-2	17	-1	11	5	-0.2	-5	1.99	98	79	56	32	1.26	0.66	0.23	0.11	0.61	8	0.104	0.02
RL-01-01	450096	70.00	70.70	0.70	-1	-5	-1	32.02	-0.2	3	7	11	1	3	2	-0.2	-5	1	77	35	66	9	0.65	0.26	0.13	0.07	0.27	10	0.038	-0
RL-01-02	450097	18.30	19.50	1.20	2	-5	-1	31.31	-0.2	16	6	30	1	15	4	-0.2	-5	0.81	111	47	99	22	1.47	0.31	0.47	0.27	0.38	47	0.021	0.03
RL-01-02	450098	19.50	21.00	1.50	-1	-5	2	31.04	-0.2	10	6	30	-1	14	3	-0.2	-5	0.55	71	30	92	14	1.13	0.22	0.41	0.21	0.24	39	0.018	0.03
RL-01-02	450099	24.40	25.20	0.80	2	-5	-1	31.24	-0.2	11	6	32	1	19	5	-0.2	-5	0.88	56	24	93	15	1.01	0.28	0.33	0.16	0.23	28	0.02	0.05
RL-01-02	450100	27.10	29.40	2.30	-1	-5	-1	32.19	-0.2	11	6	35	1	9	5	-0.2	-5	1.3	88	19	94	14	1.05	0.44	0.2	0.07	0.22	14	-0.01	0.07
RL-01-02	450101	29.40	30.50	1.10	4	-5	2	30.65	-0.2	28	42	149	3	29	14	0.3	-5	3.72	100	105	104	48	2.33	1.02	0.1	0.04	1.16	9	0.106	0.34
RL-01-02	450102	duplicate of 101			4	-5	1	30.08	-0.2	30	51	186	3	35	17	0.3	-5	4.04	109	109	112	53	2.54	1.13	0.1	0.04	1.23	9	0.118	0.33
RL-01-02	450103	30.50	32.90	2.40	1	-5	-1	31.08	-0.2	9	14	47	3	15	7	-0.2	-5	1.4	49	67	89	18	1.01	0.38	0.1	0.06	0.56	14	0.043	0.09

	Sample	Metres		Metres																										
Hole No	Number	From	To	Interval	Au	Pt	Pd	Wt	Ag	Cu	Pb	Zn	Mo	Ni	Co	Cd	As	Fe	Mn	Ba	Cr	V	Al	Mg	Ca	Na	K	Sr	Ti	S
RL-01-02	450104	standard WGB-1			2	7	12	32.24	0.2	101	4	22	2	46	12	-0.2	-5	2.02	216	37	89	67	2.72	1.61	3.84	0.06	0.06	30	0.207	0.03
RL-01-02	450105	32.90	33.40	0.50	11	6	2	32.34	-0.2	61	20	143	4	60	22	0.3	-5	4.3	112	210	105	65	2.63	1.2	0.06	0.04	1.47	7	0.138	0.86
RL-01-02	450106	33.40	34.90	1.50	6	-5	2	31.15	-0.2	61	20	100	4	41	16	-0.2	-5	3.3	76	134	79	45	2.08	0.89	0.06	0.04	1.09	10	0.083	0.6
RL-01-02	450107	34.90	35.30	0.40	7	-5	3	32.56	-0.2	63	5	57	13	52	20	-0.2	-5	4.41	151	197	126	72	2.71	1.24	0.1	0.04	1.43	6	0.147	0.58
RL-01-02	450108	35.30	36.30	1.00	9	-5	-1	31.37	-0.2	2	7	33	2	3	3	-0.2	-5	1.12	36	5	56	5	0.86	0.24	0.06	0.07	0.41	6	0.02	-0
RL-01-02	450109	42.70	43.70	1.00	-1	-5	-1	30.99	-0.2	18	17	100	1	9	4	-0.2	-5	1.18	42	31	94	9	0.77	0.24	0.06	0.05	0.4	6	0.025	0.06
RL-01-02	450110	standard WGB-1			-1	-5	-1	31.78	-0.2	4	5	27	1	12	5	-0.2	-5	1.57	183	52	68	11	0.81	0.23	0.05	0.04	0.45	6	0.062	-0
RL-01-02	450111	45.70	46.60	0.90	2	-5	-1	32.36	-0.2	6	9	32	1	6	4	-0.2	-5	0.95	40	21	51	6	0.69	0.23	0.06	0.06	0.26	7	0.011	0.02
RL-01-02	450112	46.60	48.30	1.70	2	-5	1	30.92	-0.2	2	5	21	-1	3	2	-0.2	-5	0.65	25	9	39	2	0.55	0.15	0.05	0.05	0.27	5	-0.01	-0
RL-01-02	450113	48.30	48.80	0.50	-1	-5	-1	31.39	-0.2	12	8	26	2	8	6	-0.2	-5	1.39	80	37	51	11	0.91	0.32	0.22	0.05	0.29	10	-0.01	0.03
RL-01-02	450114	48.80	49.80	1.00	1	-5	3	31.88	-0.2	17	11	41	3	10	7	-0.2	-5	1.7	61	63	53	17	1.17	0.41	0.07	0.07	0.56	14	0.03	0.08
RL-01-02	450115	49.80	50.80	1.00	-1	-5	-1	32.19	-0.2	27	8	36	2	7	5	-0.2	-5	1.41	60	38	41	11	0.88	0.33	0.08	0.05	0.26	10	-0.01	0.03
RL-01-02	450116	50.80	51.60	0.80	1	-5	-1	31.32	-0.2	20	8	47	4	34	10	-0.2	-5	1.75	63	26	77	11	0.94	0.35	0.07	0.05	0.26	7	-0.01	0.2
RL-01-02	450117	51.60	52.60	1.00	47	6	29	30.59	4.7	997	79	47	121	1171	231	0.8	31	10	318	19	933	191	4.97	3.28	0.12	0.03	0.69	11	0.055	8.58
RL-01-02	450118	52.60	53.10	0.50	123	30	54	32.51	4.3	1479	219	367	203	2066	414	1.6	25	10	323	-1	1059	285	4.78	3.11	0.1	0.06	0.91	13	0.06	10
RL-01-02	450119	duplicate of 118			97	46	52	31.67	4.7	1702	180	392	213	2219	445	1.9	22	10	331	1	1096	274	5	3.25	0.12	0.06	0.9	13	0.059	10
RL-01-02	450120	53.10	53.60	0.50	196	8	40	15.4	1.4	1115	45	179	205	2125	418	1.1	10	10	214	-1	617	227	3.35	2.45	0.31	0.15	0.43	29	0.059	10
RL-01-02	450121	53.60	54.20	0.60	366	7	65	31.04	1	2092	-2	53	180	2136	427	1	10	10	137	6	410	141	2.13	1.54	0.27	0.14	0.18	25	0.043	10
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
RL-01-02	450123	54.20	55.00	0.80	142	7	38	30.3	1	2963	20	56	130	1597	319	0.8	11	10	231	17	537	172	2.92	1.92	0.44	0.21	0.19	36	0.053	10
RL-01-02	450124	55.00	55.50	0.50	42	8	14	30.62	0.4	972	-2	36	58	752	153	0.4	7	10	124	24	174	59	2.7	0.79	0.76	0.33	0.16	56	0.035	6.12
RL-01-02	450125	55.50	56.00	0.50	59	11	14	31.45	-0.2	664	-2	32	54	671	128	1	64	8.83	102	36	177	50	2.81	0.82	1.29	0.3	0.13	47	0.033	4.94
RL-01-02	450126	56.00	56.50	0.50	99	7	17	32.01	0.2	888	-2	31	43	608	124	0.3	18	8.54	89	39	165	56	2.61	0.79	0.96	0.4	0.13	68	0.046	4.7
RL-01-02	450127	blank			2	-5	-1	32.49	-0.2	23	3	51	3	48	12	-0.2	-5	3.24	246	87	82	32	1.61	0.55	0.04	0.03	1.03	6	0.138	0.11
RL-01-02	450128	56.50	57.00	0.50	134	8	13	31.21	-0.2	533	-2	38	27	493	92	0.5	16	6.44	95	39	147	46	3.24	0.94	1.03	0.38	0.19	86	0.07	3.42
RL-01-02	450129	57.00	57.50	0.50	9	5	6	31.89	-0.2	102	-2	24	6	252	24	1.2	155	2.05	100	152	165	22	2.84	0.84	1.46	0.33	0.12	72	0.042	0.67

	Sample	Metres		Metres																										
Hole No	Number	From	To	Interval	Au	Pt	Pd	Wt	Ag	Cu	Pb	Zn	Mo	Ni	Co	Cd	As	Fe	Mn	Ba	Cr	V	Al	Mg	Ca	Na	K	Sr	Ti	S
RL-01-02	450130	57.50	58.00	0.50	62	8	18	31.41	0.3	1263	-2	42	65	960	188	0.8	49	10	181	27	201	62	2.62	0.92	0.83	0.18	0.12	28	0.041	6.94
RL-01-02	450131	58.00	58.50	0.50	82	-5	22	31.43	0.4	1291	-2	50	66	1057	214	0.4	5	10	221	23	196	68	3.45	1.22	0.46	0.16	0.19	37	0.047	8.3
RL-01-02	450132	58.50	59.00	0.50	47	-5	15	30.85	0.3	1045	-2	31	53	738	153	0.3	-5	10	207	18	176	67	2.25	1.02	0.28	0.12	0.14	24	0.035	5.8
RL-01-02	450133	duplicate of 132			50	6	16	31.23	0.3	1106	-2	31	56	817	168	0.4	-5	10	194	18	183	74	2.34	1.07	0.32	0.14	0.15	28	0.038	6.48
RL-01-02	450134	59.00	59.50	0.50	97	6	28	32.47	0.7	748	13	29	86	1232	238	0.6	11	10	219	22	303	114	2.5	1.3	0.31	0.12	0.19	22	0.038	9.23
RL-01-02	450135	59.50	60.00	0.50	107	7	45	32.52	0.7	2734	-2	38	77	1399	276	0.7	20	10	145	20	257	90	2.53	1.3	0.36	0.16	0.16	35	0.037	10
RL-01-02	450136	60.00	60.60	0.60	140	125	22	31.21	0.2	830	-2	36	65	1148	230	0.5	7	10	135	9	410	151	3.17	1.77	0.67	0.27	0.49	46	0.072	8.43
RL-01-02	450137	60.60	61.30	0.70	6	-5	-1	30.92	-0.2	9	-2	44	3	16	12	-0.2	-5	3.35	108	237	109	41	2.72	1.18	0.11	0.09	1.22	17	0.073	0.07
RL-01-02	450138	61.30	61.80	0.50	9	-5	4	32.46	-0.2	172	7	31	6	178	36	-0.2	-5	4.1	96	146	68	27	2.32	0.91	0.13	0.1	0.73	18	0.047	1.33
RL-01-02	450139	blank			-1	-5	-1	32.02	-0.2	10	3	31	1	23	6	-0.2	-5	1.88	126	80	92	18	1.17	0.32	0.04	0.04	0.73	6	0.084	0.02
RL-01-02	450140	61.80	62.80	1.00	4	-5	1	31.94	-0.2	10	-2	17	1	22	8	-0.2	-5	2.02	98	55	73	30	1.44	0.55	0.06	0.05	0.38	11	0.075	0.09
RL-01-02	450141	62.80	64.00	1.20	2	-5	-1	30.88	-0.2	13	-2	14	-1	18	6	-0.2	-5	1.39	105	49	72	26	1.29	0.37	0.23	0.09	0.24	17	0.071	0.06
RL-01-02	450142	64.00	65.70	1.70	2	5	1	30.08	-0.2	30	-2	29	3	36	13	-0.2	-5	2.76	100	125	86	37	1.71	0.69	0.08	0.05	0.67	9	0.045	0.22
RL-01-02	450143	65.70	67.10	1.40	12	5	3	31.26	-0.2	87	8	56	10	99	32	-0.2	-5	4.44	242	142	150	106	3.35	1.33	0.69	0.17	0.57	49	0.048	0.8
RL-01-02	450144	67.10	68.50	1.40	5	-5	2	31.33	-0.2	30	6	37	5	62	17	-0.2	-5	2.43	300	99	135	90	3.22	1.02	1.6	0.16	0.35	57	0.072	0.25
RL-01-02	450145	blank			1	-5	-1	30.96	-0.2	12	-2	54	4	42	11	-0.2	-5	3.28	248	80	80	31	1.61	0.58	0.06	0.04	0.8	6	0.107	0.07
RL-01-02	450146	98.40	99.50	1.10	-1	-5	-1	31.31	-0.2	6	22	44	1	5	4	-0.2	-5	1.44	100	22	43	17	0.91	0.41	0.14	0.05	0.2	12	0.017	0.04
RL-01-02	450147	99.50	100.50	1.00	1	-5	-1	30.51	-0.2	12	19	69	1	17	12	-0.2	-5	3.52	303	71	66	51	2.1	0.9	0.47	0.09	0.57	21	0.155	0.11
RL-01-02	450148	100.50	101.80	1.30	4	-5	1	30.59	-0.2	68	-2	125	4	44	20	-0.2	-5	5.74	290	292	90	83	3.37	1.41	0.18	0.09	2.26	14	0.247	0.52
RL-01-02	450149	101.80	102.90	1.10	4	-5	4	31.81	-0.2	183	17	139	7	101	28	1.1	110	6.48	180	143	109	75	3.37	1.61	0.1	0.05	1.61	12	0.165	1.3
RL-01-02	450150	102.90	104.10	1.20	1	-5	-1	30.81	-0.2	17	7	82	1	20	11	-0.2	-5	3.38	190	166	81	47	2.07	0.79	0.14	0.08	1.23	11	0.157	0.12
RL-01-02	450151	104.10	105.10	1.00	2	-5	-1	31.89	-0.2	11	15	52	2	14	6	-0.2	-5	1.23	90	61	40	15	1.01	0.3	0.19	0.08	0.57	15	0.058	0.07
RL-01-02	450152	duplicate of 151			3	-5	-1	30.62	-0.2	10	16	48	2	13	6	-0.2	-5	1.25	111	61	35	16	1.06	0.35	0.26	0.08	0.53	14	0.053	0.07
RL-01-02	450153	111.70	112.40	0.70	1	-5	-1	31.53	-0.2	5	15	27	2	3	2	-0.2	-5	0.82	55	27	29	6	0.57	0.22	0.08	0.04	0.27	7	0.023	0.02
RL-01-02	450154	112.40	113.00	0.60	1	5	1	30.54	-0.2	48	33	102	3	32	11	0.2	-5	3.02	150	142	59	31	1.73	0.75	0.09	0.05	0.92	8	0.1	0.35
RL-01-02	450155	113.00	114.40	1.40	4	-5	2	31.27	0.2	59	46	202	4	50	20	0.3	-5	5.12	155	223	102	70	3.16	1.47	0.07	0.05	1.87	8	0.179	0.47

Hole No	Sample Number	Metres From	To	Metres Interval	Au	Pt	Pd	Wt	Ag	Cu	Pb	Zn	Mo	Ni	Co	Cd	As	Fe	Mn	Ba	Cr	V	Al	Mg	Ca	Na	K	Sr	Ti	S
RL-01-02	450156	standard WMG-1			108	820	424	31.38	2.5	6437	5	90	2	2284	155	0.9	5	8.89	281	[illegible]	292	47	3.44	3.29	2.81	0.02	0.03	16	0.18	3.06
RL-01-02	450157	114.40	115.90	1.50	4	-5	1	31.28	-0.2	81	16	97	3	49	18	0.2	-5	4.3	158	170	77	52	2.55	1.18	0.21	0.05	1.34	10	0.133	0.68
RL-01-02	450158	115.90	116.80	0.90	5	-5	3	30.77	-0.2	77	27	151	7	74	22	-0.2	-5	5.5	178	214	100	72	2.94	1.35	0.07	0.05	1.86	7	0.199	1.02
RL-01-02	450159	116.80	117.30	0.50	-1	-5	-1	30.91	-0.2	5	17	31	-1	6	3	-0.2	-5	1.06	61	39	28	7	0.7	0.28	0.07	0.04	0.4	6	0.034	0.04
RL-01-03	450160	23.20	24.30	1.10	1	-5	-1	31.85	-0.2	5	17	9	-1	9	2	-0.2	-5	0.6	70	25	42	12	1.22	0.29	0.71	0.14	0.15	39	-0.01	0.03
RL-01-03	450161	25.90	26.40	0.50	-1	-5	-1	31.05	-0.2	19	13	18	1	17	4	-0.2	-5	1.22	141	50	69	20	1.48	0.64	0.41	0.14	0.21	41	-0.01	0.03
RL-01-03	450162	26.40	27.40	1.00	8	-5	2	31.2	-0.2	18	-2	151	5	120	29	-0.2	-5	5.62	303	39	130	74	4.27	2.51	0.28	0.07	0.45	19	0.017	0.07
RL-01-03	450163	27.40	28.40	1.00	6	-5	2	31.56	-0.2	33	5	99	4	122	20	0.5	49	4.23	370	47	270	81	3.78	3.03	0.35	0.1	0.41	21	0.036	0.08
RL-01-03	450164	28.40	29.20	0.80	2	-5	1	32.3	-0.2	12	-2	69	2	22	10	-0.2	-5	2.55	215	25	114	40	2.1	1.18	0.26	0.08	0.26	20	-0.01	-0
RL-01-03	450165	29.20	30.20	1.00	3	-5	3	32.96	-0.2	7	-2	82	1	28	10	-0.2	-5	3.13	270	30	130	43	2.44	1.59	0.48	0.03	0.3	13	-0.01	-0
RL-01-03	450166	blank			2	-5	1	32.95	-0.2	12	-2	52	2	32	9	-0.2	-5	2.88	202	86	74	30	1.5	0.57	0.09	0.02	1.01	4	0.146	0.03
RL-01-03	450167	44.70	45.70	1.00	-1	-5	-1	30.41	-0.2	6	4	35	2	12	4	-0.2	-5	1.13	93	44	36	10	1.04	0.56	0.15	0.08	0.64	6	0.056	-0
RL-01-03	450168	55.40	55.80	0.40	-1	-5	-1	30.33	-0.2	2	8	14	1	5	3	-0.2	-5	1.21	50	22	28	4	0.63	0.2	0.05	0.03	0.2	7	-0.01	-0
RL-01-03	450169	55.80	56.30	0.50	16	-5	7	31.79	-0.2	771	13	54	48	533	110	-0.2	5	8.8	225	27	293	157	3.21	1.96	0.49	0.1	0.67	18	0.116	3.83
RL-01-03	450170	56.30	56.80	0.50	140	-5	31	30.24	0.6	983	13	67	117	1247	252	1	57	10	333	21	1215	260	5.3	5.22	0.36	0.09	0.7	23	0.073	8.82
RL-01-03	450171	56.80	57.90	1.10	23	8	7	30.58	-0.2	26	-2	38	4	322	42	2.9	345	2.71	110	313	793	66	2.86	3.48	1.06	0.07	0.66	21	0.099	0.16
RL-01-03	450172	duplicate of 171			18	-5	4	30.96	-0.2	18	-2	61	61	296	40	2.7	317	2.83	119	295	834	67	3.03	3.61	1.1	0.07	0.65	22	0.093	0.11
RL-01-03	450173	57.90	58.70	0.80	44	-5	24	31.42	0.4	294	22	51	42	507	119	1.5	141	8.69	259	45	681	180	4.13	3.42	0.62	0.14	0.93	23	0.092	3.21
RL-01-03	450174	58.70	59.80	1.10	3	-5	1	30.36	-0.2	20	13	81	4	16	8	-0.2	6	2.83	185	187	59	45	1.56	0.78	0.34	0.07	0.86	11	0.121	0.11
RL-01-03	450175	standard WMG-1			108	779	403	30.56	2.5	5372	5	89	3	2253	155	0.7	5	8.71	274	[illegible]	289	45	3.34	3.2	2.66	0.02	0.03	16	0.165	3.02
RL-01-03	450176	59.80	60.90	1.10	4	-5	1	32.94	-0.2	19	14	32	2	9	4	-0.2	-5	1.75	148	35	35	13	0.83	0.27	0.19	0.05	0.46	6	0.056	0.14
RL-01-03	450177	67.10	67.60	0.50	2	-5	-1	30.9	-0.2	81	7	10	2	144	8	-0.2	-5	1.06	25	12	42	10	0.54	0.27	0.04	0.05	0.26	6	0.014	0.32
RL-01-03	450178	67.60	68.60	1.00	4	8	3	31.64	-0.2	24	3	37	2	475	32	5.4	647	2.76	202	414	767	60	2.96	5.37	0.76	0.1	2.28	30	0.116	0.09
RL-01-03	450179	68.60	69.60	1.00	2	5	6	31.65	0.2	93	11	85	6	235	42	1.5	156	5.95	192	428	592	140	4.9	4.8	0.17	0.06	2.65	10	0.166	0.43
RL-01-03	450180	blank			4	-5	-1	32.18	-0.2	9	7	16	-1	11	3	-0.2	-5	0.98	86	44	38	7	0.59	0.22	0.06	0.04	0.32	4	0.036	0.02
RL-01-03	450181	69.60	70.60	1.00	6	7	6	31.47	0.3	101	24	102	8	409	45	4.1	492	5.31	202	844	505	127	5.09	5.73	0.45	0.12	2.88	28	0.146	0.42

	Sample	Metres		Metres																										
Hole No	Number	From	To	Interval	Au	Pt	Pd	Wt	Ag	Cu	Pb	Zn	Mo	Ni	Co	Cd	As	Fe	Mn	Ba	Cr	V	Al	Mg	Ca	Na	K	Sr	Ti	S
RL-01-03	450182	70.60	71.70	1.10	1	5	3	31.9	-0.2	70	22	87	4	93	20	0.2	-5	4.29	84	183	86	70	2.68	1.47	0.05	0.03	1.52	4	0.13	0.48
RL-01-03	450183	71.70	72.10	0.40	2	8	6	31.29	0.5	286	50	160	10	304	55	0.6	-5	8.05	120	71	185	158	4.85	2.79	0.04	0.03	2.75	5	0.218	2.17
RL-01-03	450184	72.10	73.00	0.90	-1	-5	-1	32.07	-0.2	9	18	29	2	10	4	-0.2	-5	0.97	34	36	37	6	0.72	0.27	0.06	0.04	0.43	5	0.017	0.05
RL-01-03	450185	duplicate of 184			-1	-5	-1	30.87	-0.2	5	13	14	2	5	2	-0.2	-5	0.71	19	31	24	4	0.58	0.19	0.05	0.04	0.35	5	0.012	0.02
RL-01-04	450186	8.70	9.10	0.40	3	-5	3	31.16	-0.2	202	16	81	5	72	32	0.6	-5	6.98	275	88	66	52	3.07	1.61	0.07	0.03	0.98	7	0.096	1.98
RL-01-04	450187	9.10	9.60	0.50	3	-5	3	30.5	-0.2	121	13	167	3	66	24	0.5	-5	6.08	203	167	87	76	3.39	1.69	0.04	0.04	1.76	5	0.185	1.24
RL-01-04	450188	9.60	11.30	1.70	5	-5	4	31.06	-0.2	33	-2	91	2	48	22	0.3	-5	5.05	120	260	103	80	3.17	1.47	0.05	0.04	1.73	6	0.175	0.36
RL-01-04	450189	11.30	12.20	0.90	-1	-5	2	30.67	-0.2	4	3	12	2	5	3	-0.2	-5	0.8	23	12	38	4	0.59	0.19	0.04	0.03	0.31	5	0.012	0.01
RL-01-04	450190	blank			2	-5	2	31.01	-0.2	7	2	41	-1	24	8	-0.2	-5	2.52	176	74	61	22	1.38	0.45	0.09	0.04	0.81	4	0.107	0.02
RL-01-04	450191	24.90	25.90	1.00	2	-5	2	30.02	-0.2	5	20	46	3	7	3	-0.2	-5	0.8	31	24	56	7	0.57	0.21	0.05	0.04	0.21	8	-0.01	0.03
RL-01-04	450192	25.90	27.00	1.10	3	-5	2	30.36	-0.2	7	31	72	2	8	4	-0.2	-5	1.1	40	31	40	10	0.7	0.32	0.06	0.04	0.22	9	-0.01	0.04
RL-01-04	450193	27.00	27.60	0.60	4	-5	2	30.42	-0.2	34	20	165	3	26	10	0.6	-5	2.34	72	76	61	36	1.53	0.74	0.06	0.04	0.56	12	0.035	0.28
RL-01-04	450194	27.60	28.00	0.40	13	-5	5	30.95	-0.2	199	5	125	9	158	37	0.5	-5	4.67	158	119	124	87	2.57	1.32	0.2	0.08	0.56	24	0.026	1.28
RL-01-04	450195	blank			1	-5	1	31.15	-0.2	6	3	22	2	12	4	-0.2	-5	1.39	136	42	71	11	0.74	0.25	0.08	0.03	0.41	5	0.051	0.01
RL-01-04	450196	28.00	29.00	1.00	20	10	10	30.98	0.8	398	32	67	33	514	107	0.5	-5	9.69	339	47	348	121	4.27	2.51	0.16	0.04	0.79	14	0.047	2.77
RL-01-04	450197	29.00	29.50	0.50	212	17	48	31.09	0.5	1352	44	45	110	1582	316	0.8	11	10	246	13	712	347	3.26	2.82	0.44	0.17	0.21	39	0.058	10
[illegible]	[illegible]	[illegible]			[illegible]	[illegible]	[illegible]	[illegible]		[illegible]		[illegible]		[illegible]																
RL-01-04	450199	29.50	30.00	1.00	87	-5	34	31.16	0.5	1313	14	42	88	1489	299	0.8	7	10	145	16	445	178	2.75	1.49	0.68	0.29	0.14	54	0.038	9.41
RL-01-04	450200	30.00	30.50	0.50	15	6	7	30.89	-0.2	315	3	47	17	253	57	0.3	-5	5.81	107	10	254	122	2.72	1.06	0.76	0.31	0.13	54	-0.01	1.74
RL-01-04	450201	duplicate of 200			24	-5	12	30.47	-0.2	370	4	48	45	397	85	0.4	-5	6.45	96	11	265	118	2.7	1	0.76	0.34	0.13	58	-0.01	2.75
RL-01-04	450202	30.50	31.00	0.50	121	98	49	30.81	0.8	1337	5	66	132	1950	396	1	10	10	184	7	390	156	3	1.73	0.59	0.24	0.16	45	0.052	10
RL-01-04	450203	31.00	31.50	0.50	98	-5	26	31.23	0.3	1089	-2	43	91	1215	249	0.6	-5	10	134	14	188	70	2.83	1.25	0.42	0.16	0.15	29	0.035	7.38
RL-01-04	450204	31.50	32.00	0.50	83	10	24	30.27	0.3	1312	-2	42	94	1019	208	0.8	5	10	135	12	202	76	2.32	0.97	0.57	0.2	0.12	36	0.033	6.76
RL-01-04	450205	32.00	32.50	0.50	68	81	22	30.63	-0.2	860	-2	41	76	948	197	0.7	-5	10	185	19	210	88	2.26	1.07	0.48	0.16	0.12	35	0.032	5.94
RL-01-04	450206	32.50	32.90	0.40	62	6	18	30.06	-0.2	800	-2	54	69	842	176	0.8	-5	10	216	34	213	84	2.76	1.13	0.62	0.2	0.15	45	0.032	5.19
RL-01-04	450207	32.90	33.20	0.30	56	6	21	32.16	0.2	838	-2	38	50	809	170	0.4	-5	10	165	25	226	89	2.84	1.36	0.39	0.14	0.12	31	0.035	5.26

	Sample	Metres		Metres																										
Hole No	Number	From	To	Interval	Au	Pt	Pd	Wt	Ag	Cu	Pb	Zn	Mo	Ni	Co	Cd	As	Fe	Mn	Ba	Cr	V	Al	Mg	Ca	Na	K	Sr	Ti	S
RL-01-04	450208	33.20	33.50	0.30	32	-5	11	32.7	-0.2	390	-2	67	34	453	100	0.4	-5	7.9	238	27	197	102	3.64	1.52	0.61	0.19	0.13	39	0.022	2.94
RL-01-04	450209	33.50	34.00	0.50	33	6	10	30.96	0.2	559	-2	62	26	400	88	0.4	-5	7.73	227	52	122	60	3.5	1.65	0.21	0.09	0.2	26	0.015	2.73
RL-01-04	450210	blank			1	-5	2	32.15	-0.2	15	4	19	4	17	5	-0.2	-5	1.31	122	27	156	9	0.59	0.22	0.09	0.04	0.26	7	0.037	0.05
RL-01-04	450211	34.00	35.00	1.00	15	-5	6	31.66	-0.2	383	-2	83	11	210	50	0.4	-5	6.01	171	70	106	60	3.24	1.51	0.13	0.06	0.29	23	0.02	1.71
RL-01-04	450212	35.00	35.60	0.60	2	-5	2	32.69	-0.2	134	-2	221	3	60	20	0.9	-5	3.98	126	66	72	26	2.49	0.94	0.13	0.06	0.3	17	0.032	0.88
RL-01-04	450213	duplicate of 212			2	-5	2	32.19	-0.2	112	-2	179	3	53	18	0.7	-5	3.49	113	56	64	23	2.15	0.83	0.13	0.06	0.24	15	0.026	0.72
RL-01-04	450214	35.60	36.50	0.90	-1	-5	2	31.09	-0.2	4	5	10	2	4	2	-0.2	-5	0.86	28	23	56	4	0.77	0.24	0.06	0.03	0.23	10	-0.01	0.01
RL-01-04	450215	36.50	37.70	1.20	1	-5	2	30.4	-0.2	3	4	5	-1	4	2	-0.2	-5	0.89	25	23	48	5	0.81	0.22	0.05	0.03	0.23	9	-0.01	-0
RL-01-04	450216	37.70	39.00	1.30	4	-5	3	30.33	-0.2	66	3	26	3	43	12	-0.2	-5	2.44	83	25	71	22	1.74	0.55	0.05	0.05	0.2	10	0.059	0.47
RL-01-04	450217	39.00	40.00	1.00	-1	-5	1	32.53	-0.2	5	5	5	-1	3	-1	-0.2	-5	0.5	19	41	48	6	0.7	0.16	0.06	0.06	0.17	14	-0.01	-0
RL-01-04	450218	40.00	40.80	0.80	99	8	39	30.2	0.5	2021	-2	48	77	1284	261	0.8	11	10	205	14	235	101	2.52	1.35	0.29	0.11	0.16	22	0.038	8.36
RL-01-04	450219	40.80	41.30	0.50	8	52	4	31.91	-0.2	392	-2	59	8	185	41	0.3	-5	5.22	208	127	64	38	2.72	1.06	0.14	0.06	0.16	17	0.055	1.32
RL-01-04	450220	41.30	41.70	0.40	16	6	6	30.64	-0.2	304	-2	45	12	303	62	0.2	-5	6.2	215	89	145	48	3.57	1.32	0.26	0.08	0.2	22	0.076	2.04
RL-01-04	450221	41.70	42.30	0.60	160	-5	14	30.02	0.8	1652	-2	40	65	1294	262	0.7	8	10	183	8	322	126	2.59	1.61	0.3	0.11	0.29	21	0.035	7.59
RL-01-04	450222	42.30	42.70	0.40	27	-5	14	30.42	-0.2	1438	-2	21	30	590	110	1.4	115	8.04	94	50	188	55	2.89	0.82	1.62	0.26	0.06	62	0.021	3.51
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
RL-01-04	450224	42.70	43.50	0.80	120	6	62	16.16	1.2	2035	-2	47	127	2482	497	0.9	17	10	108	-1	240	52	2.15	1.11	0.18	0.07	0.12	16	0.015	10
RL-01-04	450225	43.50	44.00	0.50	90	16	44	16.98	1	2863	-2	42	97	1785	362	0.9	14	10	126	4	262	76	2.04	1.1	0.22	0.09	0.17	21	0.014	9.74
RL-01-04	450226	44.00	44.50	0.50	288	7	53	15.31	1	1039	-2	46	113	2140	440	1.2	41	10	134	-1	342	83	1.96	1.27	0.41	0.1	0.14	21	0.029	10
RL-01-04	450227	duplicate of 226			177	10	50	15.28	1.8	1563	-2	46	98	1877	382	1	31	10	137	-1	369	94	2.02	1.4	0.34	0.09	0.14	20	0.032	10
RL-01-04	450228	44.50	45.00	0.50	44	22	9	30.77	0.6	3045	-2	54	41	892	178	0.8	-5	10	142	17	275	78	2.76	1.29	0.52	0.13	0.31	33	0.018	5.45
RL-01-04	450229	45.00	45.70	0.70	174	10	60	15.29	0.6	1421	-2	38	118	2167	431	0.9	13	10	56	3	206	51	1.19	0.67	0.25	0.13	0.07	22	0.017	10
RL-01-04	450230	blank			1	-5	1	32.67	-0.2	21	7	14	-1	20	5	-0.2	-5	1.01	117	21	119	3	0.37	0.14	0.05	0.03	0.19	4	0.028	0.12
RL-01-04	450231	45.70	46.50	0.80	131	-5	60	15.6	0.7	2438	-2	38	125	2207	440	1.1	16	10	71	-1	223	58	1.19	0.77	0.14	0.07	0.1	13	0.014	10
RL-01-04	450232	46.50	47.00	0.50	419	62	53	16.51	1	2375	-2	41	102	2054	411	1.1	24	10	118	-1	377	92	0.76	0.98	0.07	0.03	0.04	6	0.025	10
RL-01-04	450233	47.00	47.80	0.80	186	9	62	16.62	0.7	1461	-2	45	136	2628	527	1.1	29	10	107	-1	424	95	0.72	0.84	0.11	0.03	0.03	6	0.022	10

Hole No	Sample Number	Metres From	To	Metres Interval	Au	Pt	Pd	Wt	Ag	Cu	Pb	Zn	Mo	Ni	Co	Cd	As	Fe	Mn	Ba	Cr	V	Al	Mg	Ca	Na	K	Sr	Ti	S
RL-01-04	450234	47.80	48.30	0.50	106	-5	75	16.21	0.7	1240	-2	46	119	3409	676	1.5	40	10	46	-1	228	50	0.59	0.6	0.07	0.03	0.04	5	0.013	10
RL-01-04	450235	48.30	48.80	0.50	102	-5	38	32.27	0.9	4736	-2	49	89	1762	354	1	26	10	113	5	243	59	2.35	1.12	0.27	0.12	0.13	25	0.016	10
RL-01-04	450236	48.80	49.30	0.50	101	25	35	30.53	1.3	8946	-2	40	74	1336	289	1.2	28	10	151	8	218	65	2.37	1.09	0.34	0.16	0.13	31	-0.01	8.04
RL-01-04	450237	49.30	49.80	0.50	124	7	43	16.52	1.1	2722	-2	39	104	1871	375	0.8	22	10	92	2	265	81	1.73	0.99	0.37	0.18	0.1	28	0.02	10
RL-01-04	450238	blank			2	-5	2	31.02	-0.2	69	5	15	2	20	5	-0.2	-5	1.12	119	25	153	4	0.44	0.16	0.06	0.04	0.21	6	0.033	0.1
RL-01-04	450239	49.80	50.60	0.80	82	7	38	31.41	0.6	1777	-2	44	87	1690	342	0.9	19	10	150	4	471	126	2.81	1.84	0.28	0.11	0.28	22	0.047	10
RL-01-04	450240	50.60	51.10	0.50	20	16	24	30.17	0.2	642	-2	27	45	837	175	0.5	21	10	148	39	478	154	5.4	1.89	2.17	0.42	0.31	156	0.062	5.1
RL-01-04	450241	51.10	51.80	0.70	7	55	14	31.27	-0.2	472	3	664	19	322	80	0.7	21	7.79	279	101	493	164	5.67	2.6	1.85	0.25	0.3	104	0.08	2.06
RL-01-04	450242	duplicate of 241			9	12	11	30.4	-0.2	567	3	627	24	400	91	0.6	22	8.4	317	59	476	149	5.63	2.46	1.92	0.27	0.29	105	0.08	2.66
RL-01-04	450243	51.80	52.30	0.50	24	-5	20	31.57	-0.2	232	7	514	32	306	85	1.6	191	9.08	399	76	580	164	5.3	3.59	0.69	0.07	1.05	25	0.1	1.6
RL-01-04	450244	52.30	52.80	0.50	9	-5	4	31.38	-0.2	106	8	47	12	135	32	0.6	17	3.61	96	125	169	90	2.58	1.11	0.45	0.19	0.52	37	0.027	0.72
RL-01-04	450245	52.80	53.70	0.90	9	-5	3	30.51	-0.2	79	7	82	6	76	26	0.3	-5	4.88	164	234	137	81	2.89	1.47	0.07	0.03	1.06	8	0.103	0.64
RL-01-04	450246	standard WGB-I			2	7	14	30.86	-0.2	97	5	20	1	43	11	-0.2	-5	2.05	206	42	81	63	2.73	1.82	3.73	0.06	0.06	27	0.177	0.03
RL-01-04	450247	53.80	54.80	1.00	9	-5	4	30.94	-0.2	150	3	94	8	110	36	0.4	-5	6.1	187	103	147	137	3.77	1.92	0.14	0.09	1.32	19	0.12	1.25
RL-01-04	450248	54.80	56.20	1.40	4	-5	4	31.9	-0.2	116	12	132	5	75	24	0.4	-5	5.72	149	219	136	102	3.8	1.79	0.06	0.03	1.89	8	0.179	1.06
RL-01-04	450249	56.20	57.20	1.00	5	-5	3	30.16	-0.2	35	5	72	3	48	21	-0.2	-5	4.3	126	203	95	54	2.57	1.24	0.15	0.06	1.25	9	0.133	0.54
RL-01-04	450250	57.20	58.00	0.80	4	-5	2	31.11	-0.2	37	3	110	3	35	19	0.3	-5	4.6	124	242	96	56	2.71	1.27	0.06	0.04	1.64	6	0.159	0.48
RL-01-04	450251	58.00	59.10	1.10	4	-5	3	30.74	-0.2	73	6	88	3	58	22	0.3	-5	5.18	143	220	142	63	3.05	1.48	0.06	0.04	1.61	7	0.154	0.94
RL-01-04	450252	59.10	60.60	1.50	10	-5	2	32.06	-0.2	21	-2	57	3	25	17	0.2	-5	3.81	130	218	116	55	2.48	1.2	0.1	0.06	1.39	9	0.124	0.25
RL-01-04	450253	blank			-1	-5	2	30.97	-0.2	6	-2	28	-1	15	7	-0.2	-5	2.3	207	47	132	18	1.09	0.45	0.08	0.03	0.56	4	0.091	0.02
RL-01-04	450254	60.60	61.00	0.40	4	-5	3	32.1	-0.2	32	6	68	4	37	17	-0.2	-5	3.66	79	177	117	55	2.25	1.15	0.05	0.03	1.37	2	0.086	0.39
RL-01-04	450255	61.00	61.90	0.90	3	-5	2	32.5	-0.2	10	4	18	1	14	5	-0.2	-5	1.26	43	32	93	18	0.86	0.39	0.05	0.03	0.34	6	0.026	0.1
RL-01-04	450256	61.90	63.60	1.70	2	-5	2	32.16	-0.2	13	13	29	4	22	6	-0.2	-5	1.03	50	24	105	15	0.7	0.27	0.05	0.03	0.16	8	0.021	0.14
RL-01-04	450257	63.60	64.00	0.40	4	-5	2	31.17	-0.2	21	10	30	2	34	10	-0.2	-5	1.77	81	21	175	23	1.13	0.48	0.06	0.03	0.18	6	0.046	0.25
RL-01-04	450258	duplicate of 257			3	-5	2	31.59	-0.2	14	11	50	3	21	8	0.3	-5	1.36	68	19	91	21	0.95	0.41	0.06	0.03	0.17	7	0.038	0.16
RL-01-04	450259	64.00	65.50	1.50	4	-5	2	30.9	-0.2	40	6	42	2	44	15	0.9	98	3.55	111	139	110	50	2.18	1.06	0.11	0.04	0.94	8	0.068	0.59

Hole No	Sample Number	Metres From	To	Metres Interval	Au	Pt	Pd	Wt	Ag	Cu	Pb	Zn	Mo	Ni	Co	Cd	As	Fe	Mn	Ba	Cr	V	Al	Mg	Ca	Na	K	Sr	Ti	S
RL-01-04	450260	65.50	66.70	1.20	6	-5	3	32.12	-0.2	115	6	77	9	74	22	0.8	119	5.12	113	114	108	52	2.34	1.13	0.06	0.02	1.27	3	0.119	1.53
RL-01-04	450261	66.70	67.50	0.80	1	-5	1	30.48	-0.2	5	12	25	1	6	3	-0.2	-5	0.93	39	18	90	7	0.59	0.29	0.07	0.03	0.31	6	0.017	0.06
RL-01-04	450262	79.00	80.00	1.00	3	-5	2	30.54	0.7	45	26	124	2	39	17	0.4	-5	4.35	240	210	78	50	2.36	1.2	0.08	0.03	1.41	5	0.194	0.47
RL-01-04	450263	91.80	92.20	0.40	-1	-5	2	30.79	-0.2	22	14	38	2	20	8	-0.2	-5	1.95	121	63	69	16	1.17	0.51	0.08	0.05	0.75	5	0.097	0.13
RL-01-05	450264	24.50	25.90	1.40	3	-5	2	30.98	-0.2	54	41	105	4	59	23	0.2	-5	5.12	163	92	95	45	2.56	1.36	0.05	0.03	0.83	5	0.075	1.27
RL-01-05	450265	25.90	27.40	1.50	3	-5	2	30.08	-0.2	52	30	160	3	61	21	0.5	13	5.25	191	172	121	59	2.97	1.64	0.07	0.04	1.43	6	0.14	0.92
RL-01-05	450266	standard WGB-1			2	6	13	31.01	-0.2	98	5	21	2	45	11	-0.2	-5	2.07	207	37	83	64	2.64	1.77	3.65	0.05	0.05	28	0.17	0.03
RL-01-05	450267	27.40	28.80	1.40	2	-5	2	30.49	-0.2	41	21	119	2	34	16	0.2	-5	4.12	145	126	71	43	2.2	1.08	0.06	0.04	1.13	4	0.116	0.56
RL-01-05	450268	28.80	29.80	1.00	1	-5	3	30.08	-0.2	75	44	127	4	50	21	0.4	-5	5.27	265	138	110	52	2.76	1.4	0.11	0.03	1.47	5	0.181	0.67
RL-01-05	450269	29.80	31.00	1.20	2	-5	2	30.1	-0.2	90	10	30	3	39	15	-0.2	-5	3.48	196	63	68	25	1.65	0.83	0.19	0.03	0.54	4	0.047	0.64
RL-01-05	450270	31.00	31.50	0.50	1	-5	1	30.6	-0.2	4	14	29	3	6	3	-0.2	-5	0.94	61	15	94	5	0.53	0.2	0.1	0.03	0.18	5	-0.01	0.02
RL-01-05	450271	31.50	32.00	0.50	1	-5	1	30.62	-0.2	5	28	42	-1	8	3	-0.2	-5	1.1	67	14	117	6	0.56	0.24	0.07	0.03	0.16	5	-0.01	0.03
RL-01-05	450272	duplicate of 271			1	-5	1	32.26	-0.2	4	41	66	2	5	3	-0.2	-5	0.96	60	17	67	6	0.59	0.22	0.07	0.04	0.21	6	-0.01	0.03
RL-01-05	450273	33.10	33.50	0.40	1	-5	-1	30.46	-0.2	21	31	40	-1	13	7	-0.2	-5	1.33	72	16	67	6	0.63	0.26	0.09	0.04	0.23	5	0.016	0.18
RL-01-05	450274	33.50	34.40	0.90	11	-5	3	31.2	-0.2	207	19	451	6	130	29	1	-5	4.38	156	88	71	35	2.17	1.14	0.06	0.03	1.08	4	0.095	1.46
RL-01-05	450275	blank			1	-5	1	31.19	-0.2	7	5	40	-1	20	7	-0.2	-5	2.02	185	37	77	14	0.91	0.39	0.05	0.03	0.38	4	0.049	0.16
RL-01-05	450276	34.40	35.40	1.00	12	-5	3	30.08	-0.2	118	10	245	4	96	28	0.7	7	5	172	136	96	57	2.68	1.29	0.06	0.03	1.02	6	0.09	1.01
RL-01-05	450277	35.40	36.30	0.90	30	-5	3	30.93	-0.2	74	10	69	7	65	18	0.4	-5	3.28	123	85	98	28	1.39	0.65	0.07	0.03	0.36	5	0.038	0.6
RL-01-05	450278	36.30	36.60	0.30	61	31	26	30.15	9.2	1160	183	54	137	1700	332	1	7	10	314	5	1359	357	6.88	4.68	0.1	0.04	1.37	9	0.087	10
RL-01-05	450279	36.60	37.50	0.90	40	44	21	30.3	1.3	1404	54	59	78	1018	208	0.8	-5	10	476	40	1125	376	8.03	5.87	0.22	0.09	0.52	23	0.043	6.72
RL-01-05	450280	37.50	38.20	0.70	31	9	21	31.42	4.1	2493	305	92	101	1453	294	0.9	8	10	725	17	1199	370	6.43	5.51	1.28	0.05	0.26	21	0.036	10
RL-01-05	450281	38.20	38.50	0.30	29	-5	18	30.66	1.1	810	52	188	59	747	165	1.1	29	10	319	26	431	227	4.86	3.53	0.31	0.13	0.5	35	0.016	5.19
RL-01-05	450282	38.50	39.50	1.00	22	-5	7	31.23	-0.2	308	12	103	10	280	62	0.3	-5	5.67	206	109	121	80	3.41	1.75	0.1	0.05	0.48	19	-0.01	1.87
RL-01-05	450283	blank			-1	-5	-1	31.28	-0.2	8	5	22	2	15	6	-0.2	-5	1.72	164	29	93	14	0.79	0.36	0.05	0.04	0.23	4	0.027	0.02
RL-01-05	450284	39.50	39.90	0.40	6	-5	2	31.02	-0.2	59	7	117	2	69	22	-0.2	-5	3.87	162	95	79	42	2.68	1.16	0.15	0.06	0.38	26	0.038	0.48
RL-01-05	450285	39.90	41.40	1.50	21	-5	9	31.76	-0.2	419	8	88	19	369	82	0.6	20	6.91	245	65	138	89	3.66	1.9	0.25	0.09	0.25	29	-0.01	2.6

Hole No	Sample Number	Metres From	To	Metres Interval	Au	Pt	Pd	Wt	Ag	Cu	Pb	Zn	Mo	Ni	Co	Cd	As	Fe	Mn	Ba	Cr	V	Al	Mg	Ca	Na	K	Sr	Ti	S
RL-01-05	450286	41.40	42.40	1.00	32	7	19	30.58	0.9	2049	31	75	84	979	208	0.6	9	10	341	11	474	225	4.99	3.12	0.21	0.07	0.39	18	0.032	6.49
RL-01-05	450287	42.40	42.80	0.40	32	8	9	30.35	-0.2	388	3	61	41	347	75	0.4	6	5.43	123	74	160	73	2.74	0.84	0.84	0.19	0.2	49	0.025	2.16
RL-01-05	450288	42.80	43.80	1.00	14	-5	5	30.64	-0.2	83	3	76	9	99	32	0.4	-5	4.22	152	220	216	169	3.51	1.8	0.46	0.15	0.72	41	0.081	0.63
RL-01-05	450289	duplicate of 288			12	-5	4	31.01	-0.2	63	4	69	8	83	27	0.2	-5	3.86	153	215	187	141	3.18	1.57	0.38	0.13	0.68	34	0.086	0.48
RL-01-05	450290	43.80	44.80	1.00	8	-5	2	30.77	-0.2	39	6	69	2	54	14	-0.2	-5	3.12	125	59	148	38	1.82	0.86	0.08	0.03	0.39	7	0.065	0.3
RL-01-05	450291	44.80	45.80	1.00	14	-5	2	31.68	-0.2	16	4	30	-1	25	9	-0.2	-5	1.8	116	25	89	23	1.13	0.5	0.08	0.03	0.16	7	0.052	0.11
RL-01-05	450292	55.60	56.10	0.50	2	-5	2	31.64	-0.2	12	6	60	3	28	14	0.2	-5	2.84	232	96	98	44	2.68	0.95	1.06	0.07	0.89	19	0.09	0.12
RL-01-05	450293	56.10	56.60	0.50	3	-5	1	30.23	-0.2	9	15	82	1	24	13	-0.2	-5	3.47	112	102	93	42	2.11	0.97	0.08	0.03	1.26	5	0.103	0.06
RL-01-06	450294	15.20	15.50	0.30	6	-5	4	31.15	-0.2	140	22	50	7	105	31	0.6	-5	5.78	125	47	109	73	2.96	1.47	0.06	0.04	1.24	12	0.116	2.25
RL-01-06	450295	15.50	16.50	1.00	6	5	4	31.72	-0.2	124	14	72	5	99	30	0.4	-5	6.24	120	68	103	86	3.15	1.57	0.05	0.03	1.46	10	0.132	1.99
RL-01-06	450296	16.50	17.50	1.00	5	-5	4	31.8	-0.2	88	9	72	5	85	26	0.4	-5	5.33	138	121	131	71	2.84	1.39	0.05	0.04	1.4	8	0.137	1.36
RL-01-06	450297	standard WMG-1		[illegible]	96	789	405	31.11	2.6	6041	[illegible]	93	3	2459	478	1.2	6	8.94	280	8	323	49	3.54	3.06	2.65	0.02	0.02	7	0.167	2.85
RL-01-06	450298	17.50	18.50	1.00	11	-5	4	30.22	-0.2	57	12	56	3	64	27	0.2	-5	4.81	123	123	96	65	2.57	1.36	0.06	0.02	1.1	4	0.123	0.69
RL-01-06	450299	18.50	19.00	0.50	11	-5	3	30.27	-0.2	60	9	95	6	76	22	0.3	-5	4.54	106	105	122	52	2.32	1.1	0.07	0.03	0.98	5	0.102	0.75
RL-01-06	450300	19.00	19.50	0.50	5	-5	3	30.01	-0.2	45	7	86	5	73	25	0.3	-5	5.5	115	208	142	75	3.05	1.43	0.05	0.02	1.59	5	0.165	0.88
RL-01-06	450301	duplicate of 300			5	-5	3	30.59	-0.2	42	8	73	5	64	22	0.2	-5	4.66	83	168	94	58	2.54	1.18	0.06	0.02	1.26	4	0.125	0.82
RL-01-06	450302	19.50	21.30	1.80	4	-5	2	30.17	-0.2	21	9	125	2	48	19	0.5	-5	4.13	117	218	128	64	2.69	1.26	0.07	0.04	1.48	6	0.143	0.25
RL-01-06	450303	21.30	22.80	1.50	6	-5	2	30.35	-0.2	96	27	171	4	64	19	0.6	-5	4.3	117	72	124	41	1.96	0.99	0.08	0.02	0.75	4	0.075	1.12
RL-01-06	450304	22.80	24.30	1.50	6	-5	3	30.27	-0.2	112	18	133	5	64	22	0.3	-5	5.38	155	116	114	59	2.79	1.4	0.08	0.03	1.51	4	0.172	1.13
RL-01-06	450305	24.30	27.70	3.40	-1	-5	-1	31.14	-0.2	9	5	35	-1	7	3	-0.2	-5	1.13	52	11	58	4	0.64	0.25	0.13	0.03	0.29	5	0.018	0.02
RL-01-06	450306	blank			1	-5	-1	30.74	-0.2	4	4	31	-1	15	5	-0.2	-5	1.83	157	48	128	19	0.87	0.31	0.04	0.03	0.54	4	0.085	0.02
RL-01-06	450307	28.50	29.70	1.20	-1	-5	-1	30.17	-0.2	2	-2	29	2	3	2	-0.2	-5	0.74	42	10	57	3	0.48	0.17	0.06	0.03	0.25	3	0.014	-0
RL-01-06	450308	29.70	30.50	0.80	5	-5	4	30.36	0.2	186	26	95	6	80	25	0.3	-5	6.18	213	118	97	64	3.09	1.59	0.05	0.02	1.68	3	0.199	1.34
RL-01-06	450309	30.50	31.20	0.70	8	-5	2	31.05	-0.2	29	9	47	2	43	17	-0.2	-5	3.2	94	111	86	55	2.05	0.99	0.05	0.03	0.92	5	0.09	0.23
RL-01-06	450310	31.20	31.70	0.50	-1	-5	-1	30.6	-0.2	3	-2	6	3	5	2	-0.2	-5	0.58	21	7	114	5	0.46	0.15	0.03	0.03	0.19	7	-0.01	-0
RL-01-06	450311	31.70	32.90	1.20	1	-5	1	30.77	-0.2	4	9	22	3	6	3	-0.2	-5	0.57	21	9	69	6	0.51	0.15	0.04	0.04	0.17	7	0.014	0.03

Hole No	Sample Number	Metres From	To	Metres Interval	Au	Pt	Pd	Wt	Ag	Cu	Pb	Zn	Mo	Ni	Co	Cd	As	Fe	Mn	Ba	Cr	V	Al	Mg	Ca	Na	K	Sr	Ti	S
RL-01-06	450312	37.30	37.80	0.50	6	-5	3	32.21	0.3	150	28	86	5	74	29	0.3	-5	5.78	148	106	102	62	2.88	1.51	0.06	0.02	1.1	5	0.104	1.49
RL-01-06	450313	duplicate of 312			5	-5	4	31.09	-0.2	145	21	78	4	73	26	0.5	-5	5.48	144	112	92	62	2.89	1.5	0.06	0.02	1.15	5	0.114	1.2
RL-01-06	450314	37.80	38.40	0.60	-1	-5	-1	32.78	-0.2	14	7	25	2	12	6	-0.2	-5	1.82	52	31	57	12	1.05	0.47	0.07	0.03	0.31	5	0.012	0.08
RL-01-06	450315	38.40	38.90	0.50	3	-5	2	30.28	-0.2	30	7	59	2	50	19	-0.2	-5	4.17	96	124	90	54	2.59	1.25	0.04	0.02	1.35	4	0.134	0.24
RL-01-06	450316	38.90	39.90	1.00	-1	-5	1	31.09	-0.2	3	3	14	1	5	3	-0.2	-5	1.06	37	13	60	4	0.72	0.28	0.08	0.03	0.36	6	0.015	0.01
RL-01-06	450317	41.00	41.50	0.50	1	-5	-1	32.39	-0.2	2	3	12	2	4	2	-0.2	-5	0.76	27	9	58	4	0.52	0.17	0.04	0.03	0.24	5	-0.01	-0
RL-01-06	450318	41.50	42.10	0.60	4	-5	4	30.29	-0.2	87	17	136	5	87	28	0.7	27	5.94	216	207	407	82	3.38	2.66	0.13	0.04	1.54	7	0.148	1.01
RL-01-06	450319	blank			-1	-5	-1	31.54	-0.2	10	4	28	3	15	5	-0.2	-5	1.68	143	43	56	12	0.82	0.32	0.05	0.02	0.38	4	0.05	0.07
RL-01-06	450320	42.10	42.90	0.80	10	-5	3	31.08	-0.2	126	23	155	4	59	23	0.4	-5	5.12	167	123	107	66	2.8	1.51	0.05	0.02	0.91	4	0.09	0.97
RL-01-06	450321	42.90	43.90	1.00	2	-5	-1	30.83	-0.2	4	15	35	1	6	3	-0.2	-5	0.94	27	18	63	7	0.6	0.25	0.03	0.03	0.26	5	0.014	0.04
RL-01-06	450322	43.90	44.40	0.50	8	-5	3	31.83	-0.2	96	16	116	4	74	24	0.3	-5	4.27	81	90	95	57	2.23	1.05	0.04	0.02	1.04	5	0.092	1.03
RL-01-06	450323	44.40	44.90	0.50	2	-5	1	32.4	-0.2	10	16	32	2	10	4	-0.2	-5	1	32	22	52	8	0.61	0.26	0.03	0.03	0.25	6	0.01	0.09
RL-01-06	450324	44.90	45.90	1.00	7	-5	2	30.83	-0.2	97	23	76	4	51	19	-0.2	-5	4.28	102	112	71	47	2.29	1.08	0.05	0.02	0.84	5	0.075	1.04
RL-01-06	450325	standard WMG-[illegible]			127	783	402	30.92	2.5	5834	16	90	3	2385	170	0.9	-5	8.93	273	8	303	46	8.53	[illegible]	2.58	0.02	0.02	16	0.167	8.01
RL-01-06	450326	45.90	46.50	0.60	16	-5	3	30.25	-0.2	123	13	94	3	70	25	1	131	5.42	138	127	100	62	2.86	1.39	0.08	0.03	0.91	8	0.082	1.37
RL-01-06	450327	46.50	48.00	1.50	1	-5	-1	30.4	0.4	10	9	24	3	7	3	-0.2	-5	1.21	35	20	81	8	0.64	0.3	0.04	0.03	0.18	8	-0.01	0.02
RL-01-06	450328	blank			3	-5	2	30.4	-0.2	20	5	28	4	54	16	-0.2	-5	2.25	177	41	126	19	0.95	0.41	0.07	0.03	0.35	6	0.044	0.33
RL-01-06	450329	48.00	48.50	0.50	5	-5	2	31.43	-0.2	54	9	44	4	38	15	-0.2	-5	3.51	104	51	90	38	1.74	0.86	0.06	0.03	0.46	5	0.042	0.24
RL-01-06	450330	48.50	48.80	0.30	9	-5	5	31.09	-0.2	100	-2	52	23	154	44	0.7	20	7.7	337	76	388	104	3.73	1.62	0.06	0.02	0.53	4	0.048	0.37
RL-01-06	450331	48.80	49.90	1.10	6	-5	3	30.31	-0.2	66	6	31	10	73	23	0.3	6	5.1	221	71	161	55	2.5	1.26	0.07	0.03	0.37	7	0.019	0.32
RL-01-06	450332	49.90	50.40	0.50	200	26	33	30.71	2.8	2875	122	130	220	1813	366	1.1	25	10	663	12	1399	307	5.61	4.04	0.43	0.03	0.19	13	0.028	10
RL-01-06	450333	50.40	51.30	0.90	70	-5	10	30.4	-0.2	224	12	64	34	384	84	0.5	-5	6.24	240	69	261	156	3.2	1.9	0.25	0.09	0.5	27	0.03	2.65
RL-01-06	450334	51.30	51.80	0.50	65	-5	15	31.76	0.5	995	3	45	89	1242	268	0.7	-5	10	223	7	351	157	3.75	2.11	0.25	0.12	0.53	23	0.038	8.3
RL-01-06	450335	duplicate of 334			78	7	20	30.34	0.4	1134	-2	42	78	1098	236	0.8	6	10	221	13	294	150	3.49	1.94	0.28	0.12	0.48	24	0.042	6.81
RL-01-06	450336	51.80	52.30	0.50	123	15	31	15.19	0.7	1653	-2	43	122	1591	338	0.8	9	10	241	12	348	115	2.08	1.11	0.8	0.09	0.12	20	0.044	10
RL-01-06	450337	52.30	52.80	0.50	87	113	26	16.26	0.7	1835	-2	35	104	1417	297	0.6	6	10	148	13	298	107	1.97	1.17	0.27	0.11	0.15	22	0.033	9.67

	Sample	Metres		Metres																										
Hole No	Number	From	To	Interval	Au	Pt	Pd	Wt	Ag	Cu	Pb	Zn	Mo	Ni	Co	Cd	As	Fe	Mn	Ba	Cr	V	Al	Mg	Ca	Na	K	Sr	Ti	S
[illegible]																														
RL-01-06	450339	52.80	53.30	0.50	264	12	38	15.56	0.7	2237	-2	35	117	1500	320	1	15	10	153	13	303	111	2.47	1.36	0.23	0.1	0.2	21	0.027	10
RL-01-06	450340	53.30	54.30	1.00	55	11	21	15.8	0.5	1240	-2	64	52	881	193	0.6	6	10	155	23	210	74	3.56	1.38	0.28	0.11	0.16	24	0.031	5.68
RL-01-06	450341	54.30	54.80	0.50	61	-5	26	15.34	0.3	1130	-2	45	87	1224	261	0.6	-5	10	157	18	232	68	3.74	1.56	0.21	0.09	0.18	19	0.02	8.11
RL-01-06	450342	54.80	55.50	0.70	163	28	43	15.82	1.1	2190	-2	57	171	2134	434	1.1	8	10	178	-1	340	113	2.8	1.36	0.47	0.18	0.18	29	0.056	10
RL-01-06	450343	55.50	56.30	0.80	53	51	16	15.88	0.2	880	-2	43	49	702	143	0.6	43	9.24	154	27	293	91	2.73	1.29	0.91	0.25	0.23	42	0.07	4.83
RL-01-06	450344	56.30	56.80	0.50	73	8	25	15.28	0.4	969	-2	38	98	1079	225	0.6	-5	10	130	22	192	65	2.78	0.91	0.72	0.27	0.12	51	0.047	7.74
RL-01-06	450345	56.80	57.30	0.50	98	-5	24	15.74	0.3	827	-2	33	74	980	205	0.3	-5	10	164	23	183	70	2.6	0.9	0.68	0.22	0.15	42	0.052	7.36
RL-01-06	450346	blank 2 rt of blank 2			2	-5	1	32.2	-0.2	10	7	11	2	10	4	-0.2	-5	0.75	36	20	50	4	0.54	0.16	0.06	0.06	0.22	6	-0.01	0.05
RL-01-06	450347	57.30	58.00	0.70	95	19	20	15.58	0.4	1243	-2	28	59	768	156	0.4	19	9.61	123	21	180	63	2.75	0.95	0.85	0.24	0.15	45	0.051	5.31
RL-01-06	450348	58.00	58.50	0.50	16	60	6	30.5	-0.2	390	-2	15	17	201	35	0.4	50	2.75	91	131	170	28	3.02	0.81	1.79	0.3	0.08	35	0.019	1.15
RL-01-06	450349	58.50	59.00	0.50	85	8	22	15.08	0.4	1264	-2	31	83	985	204	0.5	7	10	131	22	152	58	2.56	0.83	0.67	0.22	0.12	42	0.055	7.39
RL-01-06	450350	59.00	59.50	0.50	100	6	31	15.23	0.5	1415	-2	64	96	1129	236	0.7	7	10	141	13	291	67	2.55	1	0.43	0.16	0.1	28	0.106	8.28
RL-01-06	450351	duplicate of 350			98	5	31	15.98	0.9	1393	-2	64	112	1141	236	0.6	7	10	110	13	270	66	2.22	0.85	0.44	0.16	0.1	29	0.079	8.18
RL-01-06	450352	59.50	60.00	0.50	110	-5	27	15.61	0.5	1306	-2	39	112	1250	254	0.7	5	10	156	15	180	61	2.4	0.87	0.61	0.19	0.12	35	0.04	9.31
RL-01-06	450353	60.00	61.00	1.00	133	7	24	15.77	0.6	1320	-2	31	94	1062	219	0.5	5	10	156	26	227	81	2.46	0.88	0.68	0.24	0.13	44	0.034	8.15
RL-01-06	450354	61.00	62.10	1.10	51	49	18	15.57	0.2	771	-2	42	44	657	139	0.4	14	9.06	200	27	175	59	3.51	1.27	0.49	0.18	0.13	34	0.088	4.81
RL-01-06	450355	62.10	62.45	0.35	201	7	44	15.36	1.5	3193	-2	44	99	1660	340	1	16	10	292	7	543	238	3.63	2.73	0.44	0.16	0.15	33	0.058	10
RL-01-06	450356	62.45	63.05	0.60	91	15	37	15.79	0.7	2638	-2	47	70	1159	240	0.7	36	10	212	13	389	130	3.06	1.67	0.8	0.25	0.17	42	0.046	8.61
RL-01-06	450357	63.05	63.60	0.55	18	10	19	15.82	0.4	504	6	38	35	595	128	0.5	23	9.3	238	42	503	136	5.01	1.6	2.42	0.58	0.23	166	0.069	4.38
RL-01-06	450358	blank			3	-5	1	30.25	-0.2	10	4	7	-1	6	3	-0.2	-5	0.7	35	20	50	4	0.61	0.18	0.08	0.06	0.22	7	-0.01	0.02
RL-01-06	450359	63.60	64.00	0.40	18	158	48	15.11	0.3	469	15	33	67	895	194	0.8	83	10	336	28	350	135	5.47	2.21	2.59	0.37	0.28	113	0.057	6.33
RL-01-06	450360	64.00	64.90	0.90	13	74	13	32.07	0.3	935	-2	50	26	400	80	0.8	101	5.88	160	73	433	128	3.9	2.06	1.34	0.3	0.6	71	0.083	2.31
RL-01-06	450361	64.90	66.50	1.60	4	-5	2	30.44	-0.2	47	-2	42	3	51	21	0.6	-5	4.05	210	118	91	52	2.63	1.33	0.08	0.04	0.48	7	0.034	0.27
RL-01-06	450362	66.50	67.00	0.50	4	-5	2	30.04	-0.2	15	-2	57	1	27	15	0.3	-5	3.3	144	203	107	54	2.46	1.01	0.14	0.1	1.13	10	0.134	0.13
RL-01-06	450363	67.00	67.80	0.80	4	-5	3	30.17	-0.2	63	-2	69	4	52	20	-0.2	-5	4.51	159	216	110	70	3.13	1.33	0.1	0.05	1.44	8	0.139	0.59

	Sample	Metres		Metres																										
Hole No	Number	From	To	Interval	Au	Pt	Pd	Wt	Ag	Cu	Pb	Zn	Mo	Ni	Co	Cd	As	Fe	Mn	Ba	Cr	V	Al	Mg	Ca	Na	K	Sr	Ti	S
RL-01-06	450364	duplicate of 363			5	8	2	31.48	-0.2	68	-2	65	3	55	20	-0.2	-5	4.48	129	205	102	68	3.03	1.29	0.08	0.05	1.34	7	0.134	0.64
RL-01-06	450365	67.80	69.40	1.60	6	-5	3	31.2	-0.2	81	4	73	8	89	31	0.3	5	5.06	173	255	174	114	3.66	1.86	0.16	0.07	1.03	18	0.101	0.81
RL-01-06	450366	69.40	70.80	1.40	5	-5	4	30.82	0.2	93	3	85	8	99	34	0.3	8	5.07	262	217	148	101	3.71	2.01	0.09	0.04	0.75	11	0.046	0.73
RL-01-06	450367	70.80	71.60	0.80	6	-5	1	31.44	-0.2	18	9	50	4	23	10	-0.2	-5	1.92	111	84	45	23	1.58	0.78	0.13	0.05	0.37	14	0.013	0.16
RL-01-06	450368	71.60	72.20	0.60	3	-5	1	31.43	-0.2	3	14	32	2	3	2	-0.2	-5	0.52	35	44	44	5	0.62	0.23	0.09	0.05	0.22	10	-0.01	-0
RL-01-06	450369	73.60	74.60	1.00	4	-5	2	32.93	-0.2	43	28	271	3	37	15	0.7	-5	3.02	137	78	51	30	1.72	0.74	0.1	0.03	0.71	5	0.087	0.48
RL-01-06	450370	blank			10	-5	-1	32.1	-0.2	6	6	14	1	5	3	-0.2	-5	0.93	54	26	60	8	0.67	0.24	0.07	0.06	0.24	6	-0.01	-0
RL-01-06	450371	74.60	75.80	1.20	25	-5	2	30.29	-0.2	43	21	177	3	31	17	0.7	64	4	204	176	72	48	2.65	1.15	0.14	0.03	1.3	5	0.151	0.35
RL-01-06	450372	79.80	80.30	0.50	7	-5	2	32.06	-0.2	121	40	148	5	74	24	0.4	-5	5.21	216	131	65	55	2.7	1.37	0.07	0.02	0.87	4	0.098	1.16
RL-01-07	450373	standard WGB-1			5	-5	12	32.6	0.2	96	5	22	2	47	12	-0.2	-5	2.24	259	61	106	86	3.05	1.97	4.77	0.08	0.1	34	0.283	0.04
RL-01-07	450374	4.90	6.10	1.20	8	-5	2	32.47	-0.2	22	11	49	3	27	13	0.2	-5	3.03	159	107	88	51	2.38	1.03	0.13	0.06	0.72	14	0.101	0.32
RL-01-07	450375	6.10	7.80	1.70	8	-5	3	30.87	-0.2	77	16	88	4	89	28	0.3	-5	5.28	121	126	92	71	3.02	1.49	0.1	0.04	1.13	11	0.124	1.38
RL-01-07	450376	7.80	9.10	1.30	7	-5	2	30.34	-0.2	23	9	126	2	28	14	0.3	-5	2.92	101	80	67	38	1.84	0.85	0.05	0.03	0.56	6	0.05	0.27
RL-01-07	450377	9.10	10.50	1.40	6	-5	2	30.48	-0.2	23	3	43	2	38	15	-0.2	-5	3.34	112	79	69	37	2	1	0.07	0.03	0.49	4	0.033	0.32
RL-01-07	450378	10.50	11.50	1.00	10	-5	3	32.49	-0.2	68	19	62	4	82	21	0.4	-5	3.86	87	95	61	38	2.15	1.06	0.07	0.02	0.67	3	0.048	0.9
RL-01-07	450379	duplicate of 378			8	-5	4	30.66	-0.2	54	16	87	4	72	19	0.2	-5	4.08	110	98	69	42	2.34	1.19	0.11	0.03	0.75	5	0.062	0.73
RL-01-07	450380	11.50	13.00	1.50	6	-5	2	30.98	-0.2	55	15	72	3	57	17	0.3	-5	3.4	103	123	74	46	2.06	0.96	0.06	0.04	0.95	5	0.094	0.64
RL-01-07	450381	13.00	13.60	0.60	7	-5	3	30.83	-0.2	27	2	82	2	39	18	0.2	-5	4.5	153	221	95	74	2.96	1.43	0.06	0.04	1.44	5	0.175	0.36
RL-01-07	450382	24.40	25.10	0.70	8	-5	3	31.04	-0.2	52	12	75	3	48	19	0.3	-5	4.46	165	192	78	70	2.99	1.41	0.18	0.08	1.33	13	0.119	0.65
RL-01-07	450383	25.10	25.50	0.40	8	-5	5	32.37	0.3	224	34	71	11	140	39	0.5	-5	6.76	145	30	94	92	3.25	1.53	0.05	0.02	1.26	8	0.107	3.1
RL-01-07	450384	25.50	26.50	1.00	6	-5	5	30.51	0.3	222	25	95	7	132	36	0.4	-5	6.39	178	38	103	98	3.86	1.8	0.05	0.03	1.37	9	0.093	2.87
RL-01-07	450385	26.50	27.50	1.00	5	-5	2	30.29	-0.2	56	15	74	5	39	15	-0.2	-5	3.82	129	64	60	40	1.89	0.99	0.23	0.03	0.54	5	0.045	0.62
RL-01-07	450386	27.50	28.00	0.50	2	-5	2	30.47	-0.2	6	7	22	1	4	3	-0.2	-5	0.75	32	14	39	4	0.51	0.17	0.11	0.03	0.19	5	-0.01	0.02
RL-01-07	450387	blank			-1	-5	1	31.08	-0.2	5	8	11	-1	3	2	-0.2	-5	0.65	32	13	37	3	0.4	0.16	0.06	0.04	0.12	4	-0.01	-0
RL-01-07	450388	50.90	51.50	0.60	2	-5	1	31.3	-0.2	11	13	20	2	10	5	-0.2	-5	1.15	43	34	74	7	0.74	0.29	0.05	0.04	0.22	7	-0.01	0.05
RL-01-07	450389	51.50	52.60	1.10	4	-5	3	31.05	0.7	106	56	59	4	68	25	0.5	30	6.16	170	135	107	62	3.14	1.63	0.07	0.02	0.82	8	0.092	1.35

	Sample	Metres		Metres																										
Hole No	Number	From	To	Interval	Au	Pt	Pd	Wt	Ag	Cu	Pb	Zn	Mo	Ni	Co	Cd	As	Fe	Mn	Ba	Cr	V	Al	Mg	Ca	Na	K	Sr	Ti	S
RL-01-07	450390	52.60	53.60	1.00	25	-5	2	30.57	-0.2	49	4	116	2	46	20	3.3	669	3.88	183	92	79	43	2.28	1.2	0.12	0.03	0.42	8	0.03	0.27
RL-01-07	450391	53.60	54.00	0.40	77	-5	22	31.35	-0.2	91	6	294	6	59	16	-0.2	-5	3.89	242	50	67	33	2.16	1.36	0.92	0.02	0.29	6	-0.01	0.29
RL-01-07	450392	duplicate of 391			6	-5	3	31.29	0.3	144	24	398	7	83	26	0.2	22	4.59	505	56	91	39	2.63	1.69	2.85	-0.02	0.36	10	-0.01	0.6
RL-01-07	450393	54.00	55.00	1.00	3	-5	3	32.29	-0.2	28	5	48	3	42	16	-0.2	6	3.94	169	68	79	38	2.17	1.13	0.11	0.03	0.39	7	0.024	0.13
RL-01-07	450394	55.00	55.40	0.40	23	35	7	31.23	0.3	388	29	159	31	341	72	0.6	-5	6.96	222	47	375	94	2.83	1.54	0.34	0.1	0.29	20	-0.01	2.07
RL-01-07	450395	55.40	55.90	0.50	231	15	94	15.71	0.7	1710	89	56	129	3284	645	1	16	10	258	-1	912	186	3.76	2.14	0.11	0.03	0.29	6	0.033	10
RL-01-07	450396	55.90	56.40	0.50	208	70	66	15.67	0.7	2176	56	1812	144	3527	661	3.4	17	10	266	-1	1062	187	3.79	2.28	0.25	0.02	0.29	4	0.021	10
[illegible]	[illegible]	[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
RL-01-07	450398	56.40	57.00	0.60	108	17	38	15.06	2.6	4924	36	961	234	2139	414	2.6	16	10	319	-1	762	162	3.23	1.81	0.19	0.05	0.3	9	0.014	10
RL-01-07	450399	57.00	57.80	0.80	6	-5	4	15.53	9.7	2180	178	1824	312	3062	619	5.2	14	10	377	-1	1423	216	3.94	2.81	0.34	0.03	0.24	6	-0.01	10
RL-01-07	450400	57.80	58.40	0.60	137	8	29	15.41	3	2855	14	716	300	2866	557	3.1	11	10	268	-1	868	158	3.4	2.21	0.08	0.04	0.22	7	-0.01	10
RL-01-07	450401	58.40	58.90	0.50	12	5	12	30.78	0.6	2108	17	90	84	818	176	0.5	9	10	326	36	290	115	5.57	3.51	0.1	0.06	0.42	15	-0.01	6
RL-01-07	450402	58.90	59.60	0.70	245	23	88	15.32	1.4	849	99	56	235	2548	519	0.9	13	10	246	-1	1136	325	5.7	3.06	0.09	0.04	0.23	9	0.026	10
RL-01-07	450403	59.60	60.00	0.40	25	7	13	31.53	-0.2	520	-2	38	36	516	110	0.8	72	8.56	138	25	482	195	3.99	2.2	0.68	0.25	0.64	48	0.059	3.46
RL-01-07	450404	60.00	61.10	1.10	18	-5	7	31.24	0.2	605	18	92	43	546	118	0.5	-5	10	332	23	390	222	5.33	2.79	0.19	0.08	0.54	23	0.042	3.93
RL-01-07	450405	61.10	61.40	0.30	3	-5	3	31.1	-0.2	162	3	123	7	110	35	0.3	-5	6.33	386	161	88	112	4.17	2.36	0.09	0.05	0.78	15	0.066	1.22
RL-01-07	450406	61.40	62.10	0.70	-1	-5	-1	31.58	-0.2	6	5	13	1	7	3	-0.2	-5	0.84	60	176	124	5	0.87	0.36	0.08	0.05	0.19	16	-0.01	0.02
RL-01-07	450407	62.10	63.80	1.70	23	26	57	32.01	1.7	1991	30	76	62	2208	420	0.8	10	10	561	10	625	192	5.75	3.46	0.52	0.04	0.18	6	0.021	10
RL-01-07	450408	63.80	64.70	0.90	2	-5	3	32.09	-0.2	69	-2	58	8	104	35	0.3	14	7.25	423	685	218	92	4.2	2.12	0.17	0.05	0.25	16	-0.01	0.3
RL-01-07	450409	duplicate of 408			2	-5	4	32	-0.2	103	-2	62	9	129	39	-0.2	11	7.72	426	1095	234	96	4.55	2.24	0.24	0.05	0.29	24	-0.01	0.41
RL-01-07	450410	64.70	66.10	1.40	3	-5	3	31.65	-0.2	38	-2	71	6	83	24	-0.2	-5	4.84	303	732	200	78	3.22	1.69	0.19	0.05	0.43	18	0.044	0.19
RL-01-07	450411	blank			1	-5	2	31.24	-0.2	12	7	17	1	9	4	-0.2	-5	0.99	48	13	73	5	0.55	0.23	0.07	0.04	0.13	4	-0.01	0.02
RL-01-07	450412	66.10	67.10	1.00	16	-5	8	30.34	-0.2	206	16	89	36	310	77	0.5	20	8.37	342	63	404	202	4.54	2.63	0.21	0.07	0.32	18	0.011	2.62
RL-01-07	450413	67.10	68.90	1.80	18	-5	6	30.33	0.2	245	11	87	20	238	65	0.4	17	7.92	370	96	454	217	5.12	3.12	0.31	0.12	0.41	26	0.032	1.98
RL-01-07	450414	68.90	70.10	1.20	10	-5	4	30.83	-0.2	134	11	104	14	145	43	1.1	10	6.18	313	110	263	117	3.45	2.02	0.14	0.05	0.4	11	0.029	1.25
RL-01-07	450415	70.10	71.10	1.00	7	-5	4	30.33	-0.2	76	5	98	8	82	28	-0.2	-5	4.59	227	232	177	104	2.78	1.39	0.14	0.08	0.94	13	0.101	0.71

Hole No	Sample Number	Metres From	To	Metres Interval	Au	Pt	Pd	Wt	Ag	Cu	Pb	Zn	Mo	Ni	Co	Cd	As	Fe	Mn	Ba	Cr	V	Al	Mg	Ca	Na	K	Sr	Ti	S
RL-01-07	450416	71.10	72.40	1.30	3	-5	3	30.07	-0.2	120	20	88	5	73	26	0.2	-5	5.72	257	149	95	63	2.78	1.51	0.2	0.03	0.95	6	0.122	1.27
RL-01-08	450417	9.10	9.60	0.50	1	-5	1	31.34	-0.2	5	7	27	-1	5	2	-0.2	-5	0.37	19	40	72	4	0.4	0.13	0.04	0.04	0.19	6	-0.01	0.02
RL-01-08	450418	9.60	10.10	0.50	1	-5	1	31.1	-0.2	8	7	30	-1	7	1	-0.2	-5	0.43	22	58	83	5	0.43	0.13	0.04	0.04	0.2	5	-0.01	0.03
RL-01-08	450419	10.10	10.90	0.80	1	-5	1	31.18	-0.2	6	7	45	2	8	3	-0.2	-5	0.63	33	83	67	6	0.6	0.21	0.05	0.04	0.2	4	-0.01	0.05
RL-01-08	450420	10.90	11.40	0.50	36	-5	12	31.59	0.4	586	2	80	19	518	88	0.5	-5	8.16	133	41	98	48	2.47	1.26	0.04	0.04	0.86	5	0.067	4.11
RL-01-08	450421	standard WMG-1			115	789	385	31.7	2.3	5286	4	77	3	2268	153	0.9	-5	8.97	263	[illegible]	306	50	3.76	3.12	3.12	0.02	0.02	17	0.186	2.8
RL-01-08	450422	11.40	12.10	0.70	38	7	14	30.03	0.4	780	-2	98	32	826	141	0.4	-5	10	202	28	72	57	3.31	1.82	0.04	0.04	0.78	7	0.067	6.85
RL-01-08	450423	blank			1	-5	1	31.6	-0.2	11	6	11	2	7	3	-0.2	-5	0.93	51	17	78	6	0.53	0.22	0.08	0.04	0.16	4	-0.01	0.02
RL-01-08	450424	12.10	12.50	0.40	43	-5	16	32.65	0.5	869	-2	83	31	796	137	0.8	-5	10	202	16	68	55	3	1.68	0.04	0.04	0.44	5	0.035	6.67
RL-01-08	450425	12.50	13.00	0.50	42	7	15	31.73	0.7	490	18	64	27	780	129	0.3	-5	9.57	230	23	65	54	2.99	1.83	0.03	0.04	0.3	3	0.021	5.48
RL-01-08	450426	duplicate of 425			43	6	15	31.53	0.8	497	15	64	27	766	128	0.5	-5	9.51	226	11	67	57	3.18	1.87	0.03	0.05	0.37	4	0.022	5.36
RL-01-08	450427	13.00	13.50	0.50	38	6	13	30.91	0.3	584	-2	85	19	513	87	0.5	-5	8.9	202	43	75	58	3.09	1.8	0.04	0.06	0.37	7	0.017	4.21
RL-01-08	450428	13.50	14.00	0.50	41	9	17	31.2	0.5	698	4	86	23	808	138	0.7	13	10	212	22	92	66	3.09	1.89	0.04	0.06	0.32	5	0.025	6.57
RL-01-08	450429	14.00	14.50	0.50	69	6	20	31.69	0.4	771	-2	81	22	700	117	0.6	-5	10	181	31	99	61	3.15	1.65	0.05	0.06	0.39	6	0.018	5.71
RL-01-08	450430	blank			2	-5	2	32.2	-0.2	11	5	16	2	10	5	-0.2	-5	1.13	62	14	69	8	0.64	0.3	0.07	0.03	0.14	5	-0.01	0.03
RL-01-08	450431	14.50	15.00	0.50	30	-5	7	30.97	-0.2	341	-2	78	9	278	47	0.3	-5	6.26	201	83	73	45	3.02	1.57	0.06	0.05	0.42	7	0.023	2.44
RL-01-08	450432	15.00	15.50	0.50	13	-5	4	30.28	-0.2	189	-2	113	6	173	28	-0.2	-5	4.87	207	116	92	47	2.71	1.2	0.05	0.04	0.59	11	0.061	1.47
RL-01-08	450433	15.50	16.00	0.50	13	-5	3	31.76	-0.2	118	-2	115	7	109	25	0.3	-5	4.39	250	62	127	61	2.71	1.37	0.06	0.05	0.48	9	0.054	0.93
RL-01-08	450434	16.00	16.50	0.50	30	-5	7	32.45	-0.2	482	3	52	19	217	42	-0.2	8	4.62	198	27	152	41	1.78	0.95	0.04	0.04	0.25	6	0.012	1.97
RL-01-08	450435	16.50	17.60	1.10	22	-5	6	32.15	-0.2	137	-2	139	6	154	36	0.7	85	6.37	381	120	447	153	5.51	3.54	0.88	0.13	0.82	31	0.131	0.99
RL-01-08	450436	duplicate of 435			23	6	7	30.19	-0.2	213	-2	155	9	200	44	0.8	87	7.45	423	143	501	178	6.3	3.88	1.05	0.17	0.97	37	0.16	1.43
RL-01-08	450437	17.60	18.00	0.40	2	-5	1	31.1	-0.2	7	6	74	-1	9	4	0.3	-5	0.75	53	25	45	3	0.64	0.16	0.07	0.05	0.23	3	-0.01	0.03
RL-01-08	450438	18.00	18.50	0.50	-1	-5	2	31.14	-0.2	3	5	58	2	8	4	-0.2	-5	0.9	54	4	77	4	0.57	0.18	0.06	0.03	0.19	2	0.019	0.01
RL-01-08	450439	21.50	22.60	1.10	-1	-5	2	30.5	-0.2	21	13	69	-1	19	5	-0.2	-5	0.99	55	12	71	4	0.68	0.17	0.08	0.04	0.27	3	0.013	0.1
RL-01-08	450440	22.60	23.30	0.70	2	-5	15	32.06	0.4	322	29	67	66	641	102	0.4	-5	6.38	54	27	117	11	1.02	0.37	0.06	0.03	0.26	4	-0.01	3.93
RL-01-08	450441	23.30	24.30	1.00	6	208	36	15.43	0.8	1412	13	84	129	1329	221	0.6	-5	10	61	12	186	16	0.85	0.28	0.05	0.03	0.22	3	-0.01	8.32

Hole No	Sample Number	Metres From	To	Metres Interval	Au	Pt	Pd	Wt	Ag	Cu	Pb	Zn	Mo	Ni	Co	Cd	As	Fe	Mn	Ba	Cr	V	Al	Mg	Ca	Na	K	Sr	Ti	S
RL-01-08	450442	24.30	24.80	0.50	11	53	61	15.67	1.2	1590	39	128	327	2003	334	0.9	-5	10	96	3	274	23	1.36	0.6	0.05	0.02	0.27	2	-0.01	10
RL-01-08	450443	24.80	25.30	0.50	18	8	46	15.06	1.5	1953	53	231	233	1911	312	0.9	-5	10	56	4	274	24	0.78	0.23	0.05	0.03	0.24	3	-0.01	10
RL-01-08	450444	25.30	25.80	0.50	2	-5	2	31.49	-0.2	87	8	12	5	21	4	-0.2	-5	0.46	11	20	136	4	0.29	0.04	0.06	0.05	0.11	5	-0.01	0.13
RL-01-08	450445	blank			-1	-5	-1	30.82	-0.2	13	5	12	3	10	4	-0.2	-5	0.8	41	13	100	4	0.45	0.17	0.06	0.03	0.15	3	-0.01	0.04
RL-01-08	450446	25.80	26.40	0.60	16	36	63	15.3	1.8	2041	20	124	216	2175	368	0.9	-5	10	97	-1	269	23	1.12	0.48	0.04	0.03	0.22	1	0.014	10
RL-01-08	450447	26.40	27.40	1.00	16	135	69	15.49	2.2	2327	18	140	354	2994	504	1	-5	10	101	-1	361	28	1.3	0.51	0.03	0.02	0.29	2	0.01	10
RL-01-08	450448	standard WGB-1			[illegible]	[illegible]	15	31.77	-0.2	97	5	20	2	[illegible]	[illegible]	-0.2	-5	2.02	215	37	[illegible]	70	2.95	1.78	[illegible]	0.06	0.06	29	0.216	0.04
RL-01-08	450449	27.40	28.40	1.00	7	98	26	15.54	0.7	655	10	101	162	1271	217	0.5	-5	10	123	18	279	25	1.36	0.5	0.08	0.03	0.26	3	0.012	9.06
RL-01-08	450450	28.40	29.50	1.10	2	34	11	30.98	-0.2	296	8	77	79	318	57	0.4	-5	4.61	61	33	100	13	0.96	0.26	0.16	0.07	0.27	12	0.023	2.39
RL-01-08	450451	29.50	29.80	0.30	6	7	25	16.05	0.6	708	8	70	235	1249	211	0.5	-5	10	114	13	338	25	1.42	0.46	0.12	0.05	0.34	6	0.019	8.63
RL-01-08	450452	29.80	30.50	0.70	13	-5	19	31.93	-0.2	206	22	46	15	166	30	-0.2	-5	2.59	43	22	201	5	0.57	0.17	0.06	0.04	0.2	4	-0.01	1.17
RL-01-08	450453	30.50	31.50	1.00	-1	-5	1	30.37	-0.2	10	20	52	3	16	5	-0.2	-5	1.06	53	16	99	8	0.63	0.21	0.06	0.04	0.26	5	0.012	0.06
RL-01-08	450454	37.50	38.60	1.10	3	-5	3	30.96	-0.2	34	12	42	4	43	9	-0.2	-5	1.11	59	23	121	9	0.79	0.34	0.18	0.05	0.14	11	0.011	0.19
RL-01-08	450455	duplicate of 454			2	-5	3	30.77	-0.2	35	12	45	5	48	9	-0.2	-5	1.26	63	23	155	10	0.8	0.37	0.15	0.05	0.14	9	0.012	0.22
RL-01-08	450456	38.60	39.60	1.00	17	33	21	32.45	0.4	525	2	139	27	611	97	0.6	16	9.22	314	28	327	73	3.42	2.21	0.43	0.03	0.34	8	0.122	3.42
RL-01-08	450457	39.60	40.40	0.80	20	-5	19	32.62	-0.2	304	18	58	30	454	72	0.3	7	6.65	258	13	372	56	2.15	1.38	0.4	0.05	0.18	14	0.061	2.42
RL-01-08	450458	40.40	41.20	0.80	2	-5	7	30.65	-0.2	168	30	47	10	135	22	-0.2	-5	2.68	118	16	191	22	1.18	0.54	0.17	0.03	0.14	8	0.028	0.7
RL-01-08	450459	41.20	42.10	0.90	5	-5	2	30.82	-0.2	39	7	45	7	48	9	-0.2	-5	1.36	62	30	190	14	0.72	0.32	0.1	0.05	0.16	6	0.016	0.25
RL-01-08	450460	42.10	42.70	0.60	5	-5	2	30.12	-0.2	29	5	39	3	30	7	-0.2	-5	0.94	64	37	160	8	0.59	0.32	0.09	0.05	0.15	6	0.011	0.19
RL-01-08	450461	42.70	43.50	0.80	2	-5	2	30.9	-0.2	10	12	20	2	16	4	-0.2	-5	0.53	36	33	118	4	0.49	0.19	0.14	0.05	0.12	9	-0.01	0.07
RL-01-08	450462	43.50	44.20	0.70	9	8	13	30.91	-0.2	599	11	151	56	538	85	0.3	-5	10	241	32	310	64	2.71	1.33	0.12	0.03	0.22	6	0.043	2.97
RL-01-08	450463	44.20	44.60	0.40	4	-5	2	32.96	-0.2	73	19	50	7	65	11	-0.2	-5	2.07	120	17	170	18	1.34	0.48	0.42	0.05	0.15	16	0.011	0.33
RL-01-08	450464	blank			-1	-5	-1	31.03	-0.2	11	6	15	-1	10	3	-0.2	-5	0.97	52	19	80	7	0.59	0.22	0.08	0.05	0.2	5	-0.01	0.03
RL-01-08	450465	44.60	45.00	0.40	24	8	34	15.67	0.3	1040	11	80	119	1048	166	0.4	11	10	193	18	350	49	1.68	0.86	0.09	0.04	0.1	8	0.011	7.02
RL-01-08	450466	45.00	45.70	0.70	9	9	7	32.72	-0.2	209	13	48	29	305	47	-0.2	-5	4.86	131	24	264	41	1.19	0.52	0.14	0.05	0.17	11	0.022	1.97
RL-01-08	450467	45.70	46.40	0.70	4	-5	5	30.46	-0.2	167	9	97	22	176	28	-0.2	-5	3.32	96	30	209	32	1.36	0.57	0.16	0.05	0.21	11	0.024	1.07

Hole No	Sample Number	Metres From	To	Metres Interval	Au	Pt	Pd	Wt	Ag	Cu	Pb	Zn	Mo	Ni	Co	Cd	As	Fe	Mn	Ba	Cr	V	Al	Mg	Ca	Na	K	Sr	Ti	S
RL-01-08	450468	46.40	46.70	0.30	2	9	7	32.87	-0.2	207	13	199	27	239	39	0.4	-5	4.91	167	34	352	63	2.18	0.96	0.23	0.05	0.27	11	0.059	1.14
RL-01-08	450469	46.70	47.20	0.50	17	7	12	31.93	-0.2	443	6	81	56	547	85	0.3	-5	8.88	208	24	304	59	1.99	0.95	0.08	0.03	0.24	5	0.027	3.36
RL-01-08	450470	47.20	48.00	0.80	2	-5	2	31.81	-0.2	23	5	25	5	50	9	-0.2	-5	0.94	33	45	83	8	0.53	0.13	0.08	0.07	0.17	8	-0.01	0.33
RL-01-08	450471	duplicate of 470			3	-5	2	30.64	-0.2	21	4	21	3	29	5	-0.2	-5	0.8	37	37	134	7	0.49	0.14	0.07	0.06	0.17	7	-0.01	0.17
RL-01-08	450472	48.00	48.80	0.80	4	-5	2	31.78	-0.2	41	5	57	10	47	9	-0.2	-5	1.19	58	16	177	13	0.58	0.2	0.1	0.05	0.17	7	0.011	0.25
RL-01-08	450473	standard WMG-1			94	675	351	32.88	2.7	5668	12	96	[illegible]	2224	159	1.1	5	9.04	263	13	298	42	3.12	2.63	2.09	0.01	0.02	15	0.16	3.15
RL-01-08	450474	63.70	64.10	0.40	3	-5	8	31.23	-0.2	482	21	54	53	470	66	0.2	-5	3.7	80	14	247	17	0.86	0.33	0.07	0.04	0.21	4	0.011	2.28
RL-01-08	450475	68.30	69.40	1.10	1	-5	1	31.28	-0.2	26	23	129	2	16	15	0.2	6	3.99	194	1053	98	93	2.39	0.99	0.6	0.1	1.61	30	0.279	0.12
RL-01-08	450476	76.20	76.70	0.50	2	-5	-1	32.62	-0.2	7	9	26	2	6	3	-0.2	-5	0.93	46	42	117	3	0.73	0.18	0.06	0.03	0.41	5	0.016	0.04
RL-01-08	450477	76.70	78.10	1.40	3	-5	4	30.41	-0.2	183	36	205	7	122	32	0.5	-5	5.67	202	125	171	70	2.73	1.06	0.07	0.02	1.52	5	0.197	1.3
RL-01-08	450478	78.10	78.50	0.40	-1	-5	-1	31.58	-0.2	5	14	13	4	5	2	-0.2	-5	0.62	35	81	127	4	0.64	0.12	0.07	0.03	0.34	5	-0.01	0.03
RL-01-08	450479	blank			-1	-5	-1	30.74	-0.2	8	5	8	4	6	2	-0.2	-5	0.79	49	17	167	8	0.46	0.15	0.07	0.04	0.18	4	-0.01	-0
RL-01-08	450480	81.30	82.30	1.00	1	-5	-1	30.13	-0.2	5	17	16	-1	4	3	-0.2	-5	0.93	47	40	84	5	0.75	0.18	0.11	0.02	0.33	4	0.013	0.05
RL-01-08	450481	82.30	83.80	1.50	-1	-5	2	30.88	-0.2	14	7	73	-1	18	13	-0.2	-5	3.74	146	49	90	32	1.89	0.8	0.15	0.01	0.41	4	0.094	0.12
RL-01-08	450482	88.20	89.20	1.00	-1	-5	2	32.39	-0.2	38	16	75	-1	54	18	-0.2	-5	4.1	175	229	223	67	2.76	1.41	0.11	0.05	1.63	7	0.166	0.28
RL-01-08	450483	89.90	89.90	0.00	2	-5	4	30.46	-0.2	82	14	118	-1	90	32	0.3	5	7.36	187	294	129	97	4.2	1.85	0.09	0.02	1.69	9	0.208	0.62
RL-01-08	450484	89.90	91.40	1.50	2	-5	2	32.47	-0.2	31	13	115	2	40	22	-0.2	-5	5.59	170	235	155	82	3.3	1.35	0.06	0.03	1.43	7	0.18	0.22
RL-01-08	450485	91.40	92.00	0.60	2	-5	1	31.99	-0.2	13	10	65	-1	15	15	-0.2	-5	3.98	107	180	169	52	2.43	0.93	0.04	0.02	1.33	4	0.146	0.1
RL-01-08	450486	duplicate of 485			2	-5	2	32.07	-0.2	12	9	60	-1	14	14	-0.2	-5	3.76	106	180	166	48	2.31	0.88	0.04	0.02	1.28	4	0.144	0.09
RL-01-08	450487	92.00	93.00	1.00	1	-5	2	32	-0.2	61	8	92	3	53	24	0.3	-5	5.82	128	263	189	69	3.37	1.34	0.03	0.03	1.96	5	0.233	0.4
RL-01-08	450488	93.00	94.50	1.50	1	-5	2	30.22	-0.2	62	16	72	3	43	17	0.3	-5	3.97	153	151	161	58	2.55	0.89	0.24	0.1	1.29	23	0.151	0.47
RL-01-08	450489	94.50	96.00	1.50	1	-5	3	30.81	-0.2	135	7	92	-1	80	23	0.3	-5	5.71	159	248	160	73	2.92	1.16	0.09	0.05	1.6	8	0.197	0.91
RL-01-08	450490	96.00	97.20	1.20	-1	-5	3	32.42	-0.2	48	8	80	2	48	24	0.3	-5	5.54	242	419	233	110	3.63	1.75	0.28	0.07	1.83	18	0.217	0.41
RL-01-08	450491	standard WGB-1			[illegible]	[illegible]	12	30.21	0.2	96	6	20	[illegible]	42	14	0.2	5	2.07	204	28	83	59	2.56	1.57	3.24	0.03	0.04	26	0.175	0.03
RL-01-08	450492	97.20	98.60	1.40	2	-5	2	32.05	-0.2	40	7	80	-1	76	27	0.2	8	5.34	201	401	316	94	3.56	1.86	0.27	0.07	1.81	18	0.209	0.32
RL-01-08	450493	98.60	99.40	0.80	2	-5	3	31.29	-0.2	63	9	106	-1	87	28	-0.2	-5	6.73	135	435	148	97	3.93	1.61	0.05	0.04	2.36	5	0.294	0.45

Hole No	Sample Number	Metres From	To	Metres Interval	Au	Pt	Pd	Wt	Ag	Cu	Pb	Zn	Mo	Ni	Co	Cd	As	Fe	Mn	Ba	Cr	V	Al	Mg	Ca	Na	K	Sr	Ti	S
RL-01-08	450494	blank			-1	-5	1	31.49	-0.2	9	4	10	4	7	2	-0.2	-5	0.76	43	16	184	7	0.42	0.13	0.06	0.03	0.19	4	-0.01	0.01
RL-01-08	450495	99.40	100.40	1.00	1	-5	2	31.74	-0.2	35	16	64	-1	31	11	-0.2	-5	2.86	90	105	145	33	1.58	0.61	0.05	0.03	0.88	4	0.116	0.23
RL-01-08	450496	100.40	101.50	1.10	-1	-5	1	30.42	-0.2	44	18	75	3	31	10	-0.2	-5	2.76	121	88	134	25	1.48	0.47	0.1	0.03	0.9	4	0.101	0.23
RL-01-08	450497	101.50	102.80	1.30	-1	-5	2	32.98	-0.2	10	6	58	-1	22	11	-0.2	10	2.95	167	157	253	41	1.72	0.6	0.11	0.06	1	7	0.119	0.07
RL-01-08	450498	102.80	104.20	1.40	-1	-5	1	32.51	-0.2	23	50	131	-1	46	19	0.2	-5	4.57	155	176	125	54	2.64	1.11	0.05	0.02	1.5	4	0.188	0.21
RL-01-08	450499	104.20	105.80	1.60	-1	-5	-1	32.3	-0.2	16	8	70	-1	37	16	-0.2	-5	3.64	141	148	262	54	2.41	1.24	0.07	0.04	1.53	6	0.168	0.14
RL-01-08	450500	105.80	106.70	0.90	2	-5	2	31.79	-0.2	17	10	95	1	51	23	-0.2	7	5.04	195	167	376	65	3.78	2.25	0.09	0.03	2.55	5	0.207	0.12
RL-01-08	450501	106.70	107.20	0.50	2	-5	3	30.52	-0.2	38	13	143	-1	50	22	0.2	-5	5.46	199	187	140	60	3.39	1.37	0.04	0.02	2.05	4	0.252	0.27
RL-01-08	450502	duplicate of 501			-1	-5	2	30.92	-0.2	45	15	153	1	48	22	0.3	-5	5.35	196	173	114	60	3.25	1.39	0.04	0.02	1.99	3	0.254	0.31
RL-01-08	450503	107.20	108.70	1.50	1	-5	3	31.19	-0.2	136	21	174	3	74	23	0.4	-5	5.81	245	166	145	64	3.28	1.63	0.05	0.03	1.94	4	0.237	0.99
RL-01-08	450504	108.70	109.60	0.90	-1	-5	2	31.2	-0.2	11	7	77	1	17	14	0.3	-5	3.53	167	152	106	45	2.11	0.78	0.05	0.02	1.3	4	0.162	0.08
RL-01-08	450505	109.60	110.10	0.50	1	-5	-1	30.95	-0.2	2	7	9	-1	3	2	-0.2	-5	0.53	30	18	84	3	0.52	0.11	0.06	0.03	0.29	4	-0.01	-0
RL-01-08	450506	110.10	111.70	1.60	2	-5	2	30.94	-0.2	34	8	63	3	37	13	-0.2	11	3.11	131	128	113	38	1.8	0.68	0.06	0.02	1.02	4	0.115	0.23
RL-01-08	450507	111.70	112.80	1.10	5	-5	2	31.52	-0.2	15	6	49	-1	16	8	-0.2	-5	2.16	61	80	86	21	1.42	0.5	0.06	0.02	0.74	4	0.069	0.11
RL-01-08	450508	112.80	114.50	1.70	1	-5	2	32.69	-0.2	38	6	55	2	38	13	-0.2	-5	3.2	96	107	125	44	1.79	0.71	0.04	0.02	1.01	4	0.13	0.3
RL-01-08	450509	blank			1	-5	1	30.18	-0.2	7	7	13	-1	8	2	-0.2	-5	0.95	54	18	112	6	0.61	0.22	0.09	0.03	0.21	4	-0.01	0.02
RL-01-08	450510	114.50	115.80	1.30	2	-5	2	30.74	-0.2	21	9	52	2	21	10	-0.2	-5	2.94	128	73	85	31	1.56	0.59	0.13	0.03	0.65	5	0.098	0.18
RL-01-09	450511	35.20	36.20	1.00	2	-5	1	30.44	-0.2	2	9	11	-1	5	2	-0.2	-5	0.67	20	11	135	2	0.43	0.1	0.04	0.04	0.19	4	-0.01	-0
RL-01-09	450512	duplicate of 511			1	-5	-1	32.9	-0.2	3	9	12	2	5	2	-0.2	-5	0.62	20	11	102	4	0.41	0.11	0.04	0.04	0.19	4	-0.01	0.01
RL-01-09	450513	36.20	36.40	0.20	32	5	11	15.6	-0.2	776	37	114	90	1034	217	0.6	14	10	38	18	192	17	0.68	0.16	0.03	0.03	0.18	3	-0.01	7.6
RL-01-09	450514	36.40	37.00	0.60	-1	-5	-1	31.84	-0.2	7	8	12	5	25	6	-0.2	-5	0.89	26	16	58	4	0.48	0.11	0.03	0.05	0.22	5	-0.01	0.2
RL-01-09	450515	37.00	37.50	0.50	188	24	44	15.32	0.8	3151	27	105	442	2506	547	1	58	10	92	30	309	47	1.67	0.56	0.06	0.02	0.2	6	0.01	10
RL-01-09	450516	37.50	38.00	0.50	97	16	25	15.1	-0.2	1832	15	161	300	1710	382	0.6	41	10	159	24	428	93	3.08	1.49	0.02	0.02	0.22	6	0.05	10
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
RL-01-09	450518	38.00	38.50	0.50	172	19	32	15.83	0.4	2426	20	152	357	2065	469	0.9	63	10	114	30	338	71	2.38	1.03	0.03	0.02	0.21	7	0.021	10
RL-01-09	450519	38.50	39.10	0.60	162	17	24	15.73	1.4	9181	19	120	279	1581	351	1	44	10	115	25	266	62	2.36	0.85	0.06	0.04	0.17	9	0.019	10

Hole No	Sample Number	Metres From	To	Metres Interval	Au	Pt	Pd	Wt	Ag	Cu	Pb	Zn	Mo	Ni	Co	Cd	As	Fe	Mn	Ba	Cr	V	Al	Mg	Ca	Na	K	Sr	Ti	S
RL-01-09	450520	39.10	39.60	0.50	513	12	36	15.07	1.1	3853	18	203	359	2032	455	0.9	70	10	85	15	374	42	2.17	0.63	0.05	0.03	0.05	8	0.031	10
RL-01-09	450521	blank			3	-5	2	32.39	-0.2	22	7	19	7	27	6	-0.2	-5	1.1	51	14	196	9	0.49	0.17	0.07	0.03	0.18	4	-0.01	0.15
RL-01-09	450522	39.60	40.50	0.90	214	22	41	15.62	0.6	2649	15	115	288	1644	374	0.9	66	10	126	12	218	33	3.29	0.95	0.1	0.04	0.06	10	0.048	10
RL-01-09	450523	40.50	41.00	0.50	356	19	125	15.7	1.5	6186	16	76	302	1588	355	0.8	68	10	111	18	121	21	2.83	0.77	0.22	0.08	0.07	16	0.021	10
RL-01-09	450524	41.00	41.80	0.80	216	18	47	15.32	-0.2	1592	18	74	323	2060	470	0.7	98	10	73	14	104	19	2.18	0.52	0.07	0.03	0.05	9	0.014	10
RL-01-09	450525	41.80	42.70	0.90	190	9	34	15.93	0.9	3642	11	36	87	761	183	0.5	57	10	58	12	56	8	1.86	0.33	0.2	0.1	0.07	24	-0.01	7.04
RL-01-09	450526	duplicate of 525			177	14	39	15.63	0.9	3280	9	36	106	848	195	0.4	34	10	60	11	119	8	1.78	0.32	0.19	0.09	0.07	22	-0.01	7.1
RL-01-09	450527	42.70	43.30	0.60	234	11	49	15.24	1.1	4461	12	86	159	1077	249	1.3	55	10	169	19	143	30	4.03	1.17	0.13	0.06	0.19	18	0.019	9.53
RL-01-09	450528	43.30	43.80	0.50	19	-5	5	32.2	-0.2	797	7	38	56	362	85	0.4	12	9.44	545	32	271	44	4.23	1.61	0.2	0.06	0.28	13	0.023	3.49
RL-01-09	450529	43.80	44.60	0.80	31	-5	7	32.7	0.3	1638	8	43	86	472	106	0.4	30	9.08	160	60	254	49	2.84	1.07	0.65	0.12	0.34	29	0.042	4.19
RL-01-09	450530	44.60	45.10	0.50	144	14	57	15.22	0.5	2239	19	90	294	1893	422	0.7	81	10	125	28	179	36	2.83	0.8	0.07	0.04	0.18	11	0.038	10
RL-01-09	450531	45.10	45.70	0.60	63	-5	7	31.1	0.4	2367	9	23	61	368	80	0.2	13	6.47	36	21	83	11	1.04	0.28	0.07	0.04	0.31	8	-0.01	3.29
RL-01-09	450532	45.70	46.20	0.50	60	-5	14	30.23	0.8	4634	21	51	134	851	189	0.5	39	10	94	27	122	22	2.57	0.69	0.14	0.07	0.3	21	0.014	7.8
RL-01-09	450533	46.20	47.20	1.00	145	388	30	15.47	0.2	1812	14	150	264	1476	331	0.6	70	10	118	31	294	63	2.7	0.89	0.09	0.05	0.27	14	0.054	10
RL-01-09	450534	47.20	47.70	0.50	6	-5	2	32.33	-0.2	121	9	17	12	59	13	-0.2	-5	1.47	33	14	130	6	0.55	0.15	0.06	0.03	0.18	4	-0.01	0.48
RL-01-09	450535	47.70	48.80	1.10	18	-5	4	30.51	-0.2	289	6	61	19	140	34	0.2	5	4.9	206	27	86	29	2.87	1.94	0.08	0.05	0.24	11	-0.01	1.08
RL-01-09	450536	48.80	50.40	1.60	13	-5	4	31.98	-0.2	528	12	90	9	166	37	0.3	8	7.2	182	91	81	59	3.51	1.89	0.19	0.05	0.5	12	0.036	1.8
RL-01-09	450537	50.40	51.80	1.40	3	-5	3	30.37	-0.2	138	7	66	4	43	18	-0.2	-5	5.35	150	109	85	47	2.66	1.39	0.05	0.02	0.67	5	0.055	0.84
RL-01-09	450538	51.80	53.20	1.40	1	-5	1	31.95	-0.2	28	13	59	2	18	12	-0.2	-5	3.12	127	134	71	48	1.9	0.9	0.09	0.04	0.71	6	0.067	0.16
RL-01-09	450539	53.20	54.90	1.70	4	-5	2	31.72	-0.2	180	12	69	4	57	24	-0.2	-5	5.24	131	107	95	42	2.51	1.34	0.09	0.03	0.6	7	0.038	1.33
RL-01-09	450540	54.90	55.40	0.50	2	-5	2	30.57	-0.2	138	21	63	5	34	15	0.2	-5	3.28	180	132	114	35	2.03	0.75	0.39	0.07	0.74	26	0.078	0.66
RL-01-09	450541	blank			-1	-5	1	30.94	-0.2	8	7	16	-1	6	3	-0.2	-5	1.23	73	17	150	6	0.68	0.26	0.07	0.03	0.21	4	-0.01	0.03
RL-01-09	450542	55.40	56.10	0.70	-1	-5	2	30.48	-0.2	6	9	23	3	7	2	-0.2	-5	0.89	57	22	139	6	0.53	0.14	0.07	0.03	0.3	4	0.01	0.02
RL-01-09	450543	56.10	57.10	1.00	-1	-5	1	32.08	-0.2	3	8	28	-1	6	2	-0.2	-5	0.86	35	11	149	3	0.52	0.11	0.07	0.04	0.32	4	0.015	-0
RL-01-09	450544	60.90	61.10	0.20	-1	-5	1	31.47	-0.2	2	8	22	2	3	2	-0.2	-5	0.66	25	20	70	3	0.56	0.11	0.05	0.03	0.32	3	-0.01	0.01
RL-01-09	450545	61.10	62.10	1.00	2	-5	4	31.34	-0.2	112	19	139	3	47	18	0.4	-5	5.18	122	116	69	50	2.67	1.31	0.04	0.03	1.08	5	0.07	1.34

Hole No	Sample Number	Metres From	To	Metres Interval	Au	Pt	Pd	Wt	Ag	Cu	Pb	Zn	Mo	Ni	Co	Cd	As	Fe	Mn	Ba	Cr	V	Al	Mg	Ca	Na	K	Sr	Ti	S
RL-01-09	450546	duplicate of 545			2	-5	2	32.17	-0.2	113	17	127	5	49	18	0.4	-5	5.17	117	110	66	50	2.5	1.23	0.05	0.03	1.06	5	0.072	1.41
RL-01-09	450547	62.10	63.70	1.60	2	-5	4	31.39	-0.2	285	18	94	4	55	20	0.3	-5	5.4	120	110	52	42	2.61	1.22	0.04	0.02	0.85	5	0.052	1.42
RL-01-09	450548	63.70	64.50	0.80	1	-5	2	32.28	-0.2	6	42	52	2	7	3	-0.2	-5	1.27	52	25	33	9	0.93	0.3	0.06	0.03	0.38	3	0.013	0.06
RL-01-09	450549	64.50	65.00	0.50	-1	-5	2	32.05	-0.2	31	10	66	-1	27	13	-0.2	-5	3.78	159	111	74	50	2.49	1.05	0.07	0.03	1.12	7	0.082	0.19
RL-01-09	450550	75.00	75.40	0.40	22	-5	5	30.94	-0.2	322	18	136	27	208	44	0.3	-5	3.55	52	21	110	17	0.79	0.25	0.13	0.06	0.33	8	0.022	1.57
RL-01-09	450551	75.40	76.20	0.80	2	-5	2	32.08	-0.2	90	23	202	2	25	10	0.4	-5	2.82	103	58	43	24	1.51	0.6	0.08	0.03	0.67	4	0.065	0.61
RL-01-10	450552	standard WGB-1			2	7	12	30.4	-0.2	99	7	20	-1	41	14	-0.2	5	2.12	211	30	84	67	2.73	1.62	3.55	0.03	0.04	28	0.197	0.03
RL-01-10	450553	blank			-1	-5	1	30.33	-0.2	6	6	34	2	18	4	-0.2	-5	1.26	74	17	71	11	0.71	0.27	0.07	0.03	0.22	4	-0.01	0.02
RL-01-10	450554	14.20	15.20	1.00	-1	-5	3	31.39	-0.2	64	22	123	1	56	18	0.3	-5	5.19	127	70	77	42	2.76	1.36	0.23	0.02	0.48	8	0.015	1.08
RL-01-10	450555	15.20	16.90	1.70	2	-5	2	31.88	-0.2	25	13	102	2	31	13	-0.2	-5	3.27	82	87	54	37	2.1	0.88	0.15	0.04	0.74	10	0.054	0.37
RL-01-10	450556	16.90	18.30	1.40	1	-5	4	32.77	-0.2	68	24	283	3	56	21	1	126	5.32	126	70	76	47	2.61	1.3	0.06	0.02	0.4	7	0.016	1.29
RL-01-10	450557	18.30	19.70	1.40	1	-5	3	30.84	-0.2	63	21	109	4	62	18	0.3	76	5.29	158	70	79	38	2.56	1.27	0.06	0.02	0.36	7	0.017	1.36
RL-01-10	450558	19.70	20.60	0.90	2	-5	2	32.06	-0.2	35	38	120	3	33	15	0.3	8	3.75	212	94	98	43	2.26	1.17	0.78	0.05	0.42	22	0.063	0.8
RL-01-10	450559	duplicate of 558			1	-5	2	31.13	-0.2	38	27	113	2	34	15	0.3	-5	3.63	199	91	74	42	2.24	0.94	0.5	0.05	0.43	22	0.062	0.81
RL-01-10	450560	20.60	21.30	0.70	-1	6	2	31.07	-0.2	48	20	203	1	42	17	0.5	5	5.58	183	74	64	38	2.96	1.47	0.06	0.02	0.34	7	0.011	1
RL-01-10	450561	21.30	22.70	1.40	1	-5	3	31.05	-0.2	42	37	298	2	38	15	0.8	-5	4.14	125	70	78	32	2.18	0.99	0.06	0.02	0.6	5	0.038	0.76
RL-01-10	450562	24.30	25.80	1.50	2	-5	2	30.15	-0.2	41	20	128	-1	45	15	-0.2	-5	4.76	179	63	81	33	2.5	1.15	0.05	0.02	0.54	5	0.028	0.69
RL-01-10	450563	25.80	26.50	0.70	2	6	3	31.52	-0.2	99	40	152	2	61	21	0.4	12	5.87	195	57	82	37	2.62	1.35	0.1	0.01	0.59	5	0.042	1.56
RL-01-10	450564	26.50	27.40	0.90	-1	-5	1	32.53	-0.2	19	95	132	-1	16	6	0.4	-5	1.88	96	52	65	14	1.13	0.36	0.1	0.03	0.39	5	0.014	0.17
RL-01-10	450565	27.40	28.50	1.10	-1	-5	1	31.45	-0.2	14	100	202	2	11	5	0.7	-5	1.82	88	51	43	13	1.12	0.41	0.09	0.03	0.45	5	0.027	0.18
RL-01-10	450566	28.50	30.10	1.60	-1	5	2	31.41	-0.2	72	156	393	3	43	15	1.2	-5	4.1	169	77	63	38	2.08	0.88	0.1	0.02	1.02	5	0.113	0.73
RL-01-10	450567	32.90	33.20	0.30	-1	-5	2	32.01	-0.2	8	45	53	1	4	3	-0.2	-5	1.18	66	47	37	7	0.93	0.3	0.09	0.03	0.4	6	0.019	0.06
RL-01-10	450568	33.20	33.70	0.50	-1	-5	3	31.23	-0.2	102	252	530	-1	61	21	1.3	-5	5.57	259	117	85	52	2.97	1.29	0.05	0.01	1.58	4	0.232	0.68
RL-01-10	450569	33.70	34.70	1.00	-1	-5	2	31.87	-0.2	88	69	348	2	41	14	0.7	-5	4.13	157	67	67	36	2.28	0.96	0.07	0.01	0.94	4	0.102	0.58
RL-01-10	450570	34.70	35.60	0.90	-1	-5	1	32.46	-0.2	11	30	78	1	8	4	-0.2	-5	1.36	60	40	42	9	1	0.27	0.1	0.04	0.53	7	0.049	0.07
RL-01-10	450571	blank			-1	-5	1	31.3	-0.2	5	5	15	2	5	2	-0.2	-5	0.85	52	22	87	9	0.6	0.18	0.07	0.05	0.28	6	-0.01	0.02

	Sample	Metres		Metres																										
Hole No	Number	From	To	Interval	Au	Pt	Pd	Wt	Ag	Cu	Pb	Zn	Mo	Ni	Co	Cd	As	Fe	Mn	Ba	Cr	V	Al	Mg	Ca	Na	K	Sr	Ti	S
RL-01-10	450572	48.80	49.90	1.10	2	-5	1	31.91	-0.2	6	68	122	3	3	2	0.4	-5	0.69	39	40	67	3	0.64	0.13	0.07	0.06	0.28	5	-0.01	0.05
RL-01-10	450573	49.90	51.70	1.80	2	-5	-1	31.61	-0.2	23	58	402	2	17	8	1	-5	2.38	114	63	47	21	1.84	0.78	0.07	0.03	0.59	6	0.035	0.32
RL-01-10	450574	51.70	52.80	1.10	4	-5	3	31.37	0.4	64	173	277	2	45	16	0.7	-5	4.75	139	54	71	49	3.29	1.76	0.05	0.01	0.61	7	0.029	0.87
RL-01-10	450575	54.80	56.00	1.20	4	-5	1	31.81	-0.2	19	77	109	-1	17	7	0.3	-5	2.29	113	49	60	25	1.53	0.61	0.07	0.03	0.46	5	0.024	0.17
RL-01-10	450576	duplicate of 515			4	-5	1	31.64	-0.2	19	44	86	-1	13	6	0.3	-5	1.9	96	42	54	21	1.31	0.52	0.07	0.03	0.39	5	0.016	0.1
RL-01-10	450577	56.00	57.60	1.60	-1	-5	-1	31.44	-0.2	11	6	23	4	3	4	-0.2	-5	1.5	93	41	56	15	0.94	0.36	0.18	0.06	0.24	11	0.028	0.04
RL-01-10	450578	standard WGB-1			8	6	13	30.97	-0.2	93	15	18	1	38	13	-0.2	-5	1.99	197	27	78	62	2.52	1.5	3.21	0.03	0.04	27	0.184	0.03
RL-01-10	450579	58.50	60.00	1.50	1	-5	1	30.28	-0.2	23	26	58	2	17	6	-0.2	-5	2.05	75	32	45	16	1.3	0.53	0.07	0.02	0.33	6	-0.01	0.3
RL-01-10	450580	60.00	61.00	1.00	1	-5	1	32.28	-0.2	30	14	27	2	16	8	-0.2	-5	2.36	138	36	53	22	1.47	0.67	0.18	0.02	0.34	6	-0.01	0.42
RL-01-10	450581	61.00	62.00	1.00	2	-5	1	30.18	-0.2	20	12	47	2	14	6	-0.2	-5	2.11	127	42	62	22	1.37	0.55	0.15	0.03	0.3	6	-0.01	0.1
RL-01-10	450582	52.80	54.80	2.00	9	-5	3	31.95	0.4	91	73	124	4	75	14	0.4	-5	3.31	88	59	51	31	1.99	0.9	0.06	0.02	0.53	7	0.016	1.01

Appendix III

Quality Control Program and Laboratory Procedures
Standards (CANMET- Otttawa) Certificates

MDPRSR & MDPRS1: Basic Rock/Drill Prep

This preparation package is suitable for base metals and fine grained Au.

The entire sample is dried, if necessary, and then crushed. Crushing is the process of reducing the particle size of the sample prior to splitting. All material crushed must meet our QC standard of 75% passing –10 mesh (2mm). Then a representative split of the sample (~250g) is taken using a rifle splitter. The next step is to pulverize the sample to 95% -150 mesh (106µ). Pulverization will accomplish 3 things:

- Create a homogeneous pulp from which a representative analytical sub-sample can be taken
- Liberate elements of interest to render them amiable to fusion and dissolution
- Minimize particle effects for techniques such as XRF

PRS1 : Soil and Sediment Prep

Soil and Stream sediments are sieved to a minus 80 mesh (180 um). The minus fraction is used for the analysis.

MDFA35/36/55/56 : DETERMINATION OF PMFA Au, Pd and Pt BY ICP ANALYSIS

SCOPE:

This method is suitable for the semi-quantitative analysis of gold, platinum and palladium in geochemical samples within the defined analytical ranges where the limitations of a fire assay preconcentration are acceptable.

PRINCIPLE:

The sample (either 30 gram or 50 gram) is weighted into the fire assay pot. Litharge is added to the sample and the mixture is fluxed in a furnace. The precious metals are collected with lead. The lead button is cupelled to an Ag/Au bead. The bead is hot digested with 50% HNO3 followed by concentrated HCl. The sample is bulked to the final volume and analyzed by ICP-AES.

APPLICABLE ANALYTE RANGES FOR ICP-ATOMIC EMISSION SPECTROSCOPY:

Element	Unit	Detection Limit	Upper Limit
Au	ppb	1	10000
Pd	ppb	1	10000
Pt	ppb	5	10000

Bondar Clegg	**Author :** **Peter Drouin**
North Vancouver	**Revision No. :** **6**
	Expiry Date : 04/03/01

MDIC01 : ICP Analysis of Aqua Regia Digested Geological Materials **MDIC01: ICP Analysis of Aqua Regia Digested Geological Materials**

SCOPE :

This method is suitable for the semi-quantitative analysis of geological samples within the defined analytical ranges where the limitation of strong mineral acid apply.
PRINCIPLE :

The sample (0.5 grams) is digested with a mixture of hydrochloric and nitric acids. The samples are heated in a hot water bath (90 °C). After the digestion step the samples are cooled, bulked to the final volume and mixed well. The resulting solution is analyzed by ICP-AES.

APPLICABLE ANALYTE RANGES FOR ICP-AES:

Element	Ag	Bi	Cr	K	Mn	Ni	Sn	Ti	Zr	Al	Ca
Detection Limit	0.2	5	1	0.01	1	1	20	0.01	1	0.01	0.01
Upper Limit	200.0	2000	20000	10.00	20000	20000	2000	10.00	5000	10.00	10.00
Units	ppm	ppm	ppm	%	ppm	ppm	ppm	%	ppm	%	%
Element	**Cu**	**La**	**Mo**	**Pb**	**Sr**	**V**	**Zn**	**As**	**Cd**	**Fe**	**Li**
Detection Limit	1	1	1	2	1	1	1	5	0.2	0.01	1
Upper Limit	10000	2000	10000	10000	2000	20000	10000	10000	2000.0	10.00	20000
Units	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm
Element	**Na**	**Sb**	**Ta**	**W**	**Ba**	**Co**	**Ga**	**Mg**	**Nb**	**Sc**	**Te**
Detection Limit	0.01	5	10	20	1	1	2	0.01	1	5	10
Upper Limit	10.00	2000	1000	2000	2000	20000	10000	10.00	10000	2000	2000
Units	%	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm
Element	**Y**										
Detection Limit	1										
Upper Limit	2000										
Units	ppm										

A slightly modified version of this method has been set up for clients with sample matrices containing high total dissolved solids (i.e. high Iron (Fe) concentrations). For this modified version of the method, the sample weights have been reduced, increasing the dilution factor. The applicable analytical ranges for this modified method are listed below.

Element	Ag	Bi	Cr	K	Mn	Ni	Sn	Ti	Zr	Al	Ca
Detection Limit	0.2	5	1	0.01	1	1	20	0.01	1	0.01	0.01
Upper Limit	400.0	4000	40000	20.00	40000	20000	4000	10.00	10000	20.00	20.00
Units	ppm	ppm	ppm	%	ppm	ppm	ppm	%	ppm	%	%

Element	Cu	La	Mo	Pb	Sr	V	Zn	As	Cd	Fe	Li
Detection Limit	1	1	1	2	1	1	1	5	0.2	0.01	1
Upper Limit	20000	4000	20000	20000	4000	20000	20000	20000	4000.0	20.00	20000
Units	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm

Element	Na	Sb	Ta	W	Ba	Co	Ga	Mg	Nb	Sc	Te	Y
Detection Limit	0.01	5	10	20	1	1	2	0.01	1	5	10	1
Upper Limit	20.00	4000	2000	4000	10000	20000	20000	20.00	20000	4000	4000	4000
Units	%	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm

In addition to standard elements listed above the following elements maybe report in place or in addition to the elements listed above.

Element	Be	Hg	P	S*	Se
Detection Limit	0.5	0.5	10	0.01	10
Upper Limit	2000.0	1000.0	20000	10.00	2000
Units	ppm	ppm	ppm	%	ppm

*Please note that S is list as "Qualitative" only.

PRECISION:

The tolerance criteria for variation of analytical data result from all stages of the analysis and are subject to the sample matrix and the specific technique used.

Expected tolerance criteria at various concentrations for this method are as follows:

Element	Duplicate of Reference	Value	Tolerance
Ag, Cd	Detection Limit	0.2	+/- 100%
(ppm)	0.4	1.0	50%
	1.2	5.0	25%
	5.2	50.0	15%
	50.2	200.0	10%
		>200.0	15%
Bi, Sb, Sc, As, Ce	Detection Limit	5	+/- 100%
(ppm)	10	25	50%
	30	50	25%
	55	500	15%
	505	2000	10%
		>2000	15%
Cr, V, Zn, Li, Y, Nb,	Detection Limit	1	+/- 100%
Ba, La, Sr, Zr	2	10	50%
(ppm)	11	20	25%
	21	200	15%
	201	2000	10%
		> 2000	15%
K, Ti, Al, Ca, Fe, Na,	Detection Limit	0.01	+/- 100%
Mg, S	0.02	0.05	50%
(%)	0.06	0.10	25%
	0.11	1.00	15%
	1.01	10.00	10%
		>10.00	15%
Sn, W	Detection Limit	20	+/- 100%
(ppm)	40	100	50%
	120	200	25%
	220	2000	10%
		>2000	15%
Ni, Cu, Co, Mn, Mo,	Detection Limit	1	+/- 100%
Sr(ppm)	2	5	50%
	6	10	25%
	11	100	15%
	101	1000	10%
		>1000	15%
Pb, Ga	Detection Limit	2	+/- 100%
(ppm)	4	10	50%
	12	20	25%
	22	200	15%
	202	2000	10%
		> 2000	15%
Te, Ta, P, Se	Detection Limit	10	+/- 100%
(ppm)	20	50	50%
	60	100	25%
	110	1000	10%
		>1000	15%
Be, Hg	Detection Limit	0.5	+/- 100%
(ppm)	1.0	2.5	50%
	2.0	25.0	25%
	25.5	500.0	10%
		>500.0	15%

This table is intended as a guideline in the absence of repeatability and reproducibility data.

Rutledge Lake Quality Control Program - Winter 2001

Duplicate - 1 every 15

Blank - 1 every 15

Standard - 1 every 25

				Standard		
Assay Tag Number	Hole No	Duplicate	Blank	WGB-1 6.1 ppb Pt	WMG-1 731ppb Pt	WMS-1 1741 ppb Pt
450001	L900S 25 W					
450002	L900S 25 W					
450003	L900S 25 W					
450004	L900S 25 W					
450005	L900S 25 W					
450006	L900S 25 W					
450007	L900S 25 W					
450008	DH-RL-01-01					
450009	DH-RL-01-01					
450010	DH-RL-01-01					
450011	DH-RL-01-01					
450012	DH-RL-01-01					
450013	DH-RL-01-01					
450014	DH-RL-01-01					
450015	DH-RL-01-01					
450016	DH-RL-01-01					
450017	DH-RL-01-01					
450018	DH-RL-01-01					
450019	DH-RL-01-01					
450020	DH-RL-01-01					
450021	DH-RL-01-01					
450022	DH-RL-01-01					
450023	DH-RL-01-01					
450024	DH-RL-01-01					
450025	DH-RL-01-01					
450026	DH-RL-01-01					
450027	DH-RL-01-01					
450028	Duplicate	450027				
450029	DH-RL-01-01					
450030	Standard	WMS-1				1 of 12
450031	DH-RL-01-01					
450032	Blank		B			
450033	DH-RL-01-01					
450034	DH-RL-01-01					
450035	DH-RL-01-01					
450036	DH-RL-01-01					
450037	DH-RL-01-01					
450038	DH-RL-01-01					
450039	DH-RL-01-01					
450040	Duplicate	450039				
450041	DH-RL-01-01					
450042	DH-RL-01-01					
450043	Blank		B			
450044	DH-RL-01-01					
450045	DH-RL-01-01					
450046	DH-RL-01-01					
450047	DH-RL-01-01					
450048	Standard	WMG-1			1 of 12	
450049	DH-RL-01-01					
450050	DH-RL-01-01					
450051	DH-RL-01-01					
450052	DH-RL-01-01					
450053	DH-RL-01-01					
450054	DH-RL-01-01					
450055	DH-RL-01-01					
450056	Sludge - Rock Saw					
450057	DH-RL-01-01					
450058	DH-RL-01-01					
450059	DH-RL-01-01					
450060	DH-RL-01-01					
450061	Blank		B			
450062	DH-RL-01-01					
450063	DH-RL-01-01					
450064	DH-RL-01-01					
450065	Duplicate	450064				
450066	DH-RL-01-01					
450067	DH-RL-01-01					
450068	DH-RL-01-01					
450069	DH-RL-01-01					
450070	DH-RL-01-01					
450071	Standard	WGB-1		1 of 12		
450072	DH-RL-01-01					
450073	DH-RL-01-01					
450074	DH-RL-01-01					
450075	DH-RL-01-01					
450076	DH-RL-01-01					
450077	DH-RL-01-01					
450078	DH-RL-01-01					
450079	Blank		B			
450080	DH-RL-01-01					
450081	DH-RL-01-01					
450082	Duplicate	450081				
450083	DH-RL-01-01					
450084	DH-RL-01-01					

Rutledge Lake Quality Control Program - Winter 2001

				Standard							Standard		
Assay Tag Number	Hole No	Duplicate	Blank	WGB-1 6.1 ppb Pt	WMG-1 731ppb Pt	WMS-1 1741 ppb Pt	Assay Tag Number	Hole No	Duplicate	Blank	WGB-1 6.1 ppb Pt	WMG-1 731ppb Pt	WMS-1 1741 ppb Pt
450085	DH-RL-01-01						450134	DH-RL-01-02					
450086	DH-RL-01-01						450135	DH-RL-01-02					
450087	DH-RL-01-01						450136	DH-RL-01-02					
450088	DH-RL-01-01						450137	DH-RL-01-02					
450089	Blank		B				450138	DH-RL-01-02					
450090	DH-RL-01-01						450139	Blank		B			
450091	DH-RL-01-01						450140	DH-RL-01-02					
450092	DH-RL-01-01						450141	DH-RL-01-02					
450093	Duplicate	450092					450142	DH-RL-01-02					
450094	DH-RL-01-01						450143	DH-RL-01-02					
450095	DH-RL-01-01						450144	DH-RL-01-02					
450096	DH-RL-01-01						450145	DH-RL-01-02					
450097	DH-RL-01-01						450146	DH-RL-01-02					
450098	DH-RL-01-02						450147	DH-RL-01-02					
450099	DH-RL-01-02						450148	DH-RL-01-02					
450100	DH-RL-01-02						450149	DH-RL-01-02					
450101	DH-RL-01-02						450150	DH-RL-01-02					
450102	Duplicate	450101					450151	DH-RL-01-02					
450103	DH-RL-01-02						450152	Duplicate	450151				
450104	Standard	WGB-1		2 of 12			450153	DH-RL-01-02					
450105	DH-RL-01-02						450154	DH-RL-01-02					
450106	DH-RL-01-02						450155	DH-RL-01-02					
450107	DH-RL-01-02						450156	Standard	WMG-1			2 of 12	
450108	DH-RL-01-02						450157	DH-RL-01-02					
450109	DH-RL-01-02						450158	DH-RL-01-02					
450110	Blank		B				450159	DH-RL-01-02					
450111	DH-RL-01-02						450160	DH-RL-01-03					
450112	DH-RL-01-02						450161	DH-RL-01-03					
450113	DH-RL-01-02						450162	DH-RL-01-03					
450114	DH-RL-01-02						450163	DH-RL-01-03					
450115	DH-RL-01-02						450164	DH-RL-01-03					
450116	DH-RL-01-02						450165	DH-RL-01-03					
450117	DH-RL-01-02						450166	Blank		B			
450118	DH-RL-01-02						450167	DH-RL-01-03					
450119	Duplicate	450118					450168	DH-RL-01-03					
450120	DH-RL-01-02						450169	DH-RL-01-03					
450121	DH-RL-01-02						450170	DH-RL-01-03					
450122	Standard	WMS-1				2 of 12	450171	DH-RL-01-03					
450123	DH-RL-01-02						450172	Duplicate	450171				
450124	DH-RL-01-02						450173	DH-RL-01-03					
450125	DH-RL-01-02						450174	DH-RL-01-03					
450126	DH-RL-01-02						450175	Standard	WMG-1			3 of 12	
450127	Blank		B				450176	DH-RL-01-03					
450128	DH-RL-01-02						450177	DH-RL-01-03					
450129	DH-RL-01-02						450178	DH-RL-01-03					
450130	DH-RL-01-02						450179	DH-RL-01-03					
450131	DH-RL-01-02						450180	Blank		B			
450132	DH-RL-01-02						450181	DH-RL-01-03					
450133	Duplicate	450132					450182	DH-RL-01-03					

Rutledge Lake Quality Control Program - Winter 2001

				Standard		
Assay Tag Number	Hole No	Duplicate	Blank	WGB-1 6.1 ppb Pt	WMG-1 731ppb Pt	WMS-1 1741 ppb Pt
450183	DH-RL-01-03					
450184	DH-RL-01-03					
450185	Duplicate	450184				
450186	DH-RL-01-04					
450187	DH-RL-01-04					
450188	DH-RL-01-04					
450189	DH-RL-01-04					
450190	Blank		B			
450191	DH-RL-01-04					
450192	DH-RL-01-04					
450193	DH-RL-01-04					
450194	DH-RL-01-04					
450195	Blank		B			
450196	DH-RL-01-04					
450197	DH-RL-01-04					
450198	Standard	WMS-1				3 of 12
450199	DH-RL-01-04					
450200	DH-RL-01-04					
450201	Duplicate	450200				
450202	DH-RL-01-04					
450203	DH-RL-01-04					
450204	DH-RL-01-04					
450205	DH-RL-01-04					
450206	DH-RL-01-04					
450207	DH-RL-01-04					
450208	DH-RL-01-04					
450209	DH-RL-01-04					
450210	Blank		B			
450211	DH-RL-01-04					
450212	DH-RL-01-04					
450213	Duplicate	450212				
450214	DH-RL-01-04					
450215	DH-RL-01-04					
450216	DH-RL-01-04					
450217	DH-RL-01-04					
450218	DH-RL-01-04					
450219	DH-RL-01-04					
450220	DH-RL-01-04					
450221	DH-RL-01-04					
450222	DH-RL-01-04					
450223	Standard	WMS-1				4 of 12
450224	DH-RL-01-04					
450225	DH-RL-01-04					
450226	DH-RL-01-04					
450227	Duplicate	450226				
450228	DH-RL-01-04					
450229	DH-RL-01-04					
450230	Blank		B			

				Standard		
Assay Tag Number	Hole No	Duplicate	Blank	WGB-1 6.1 ppb Pt	WMG-1 731ppb Pt	WMS-1 1741 ppb Pt
450231	DH-RL-01-04					
450232	DH-RL-01-04					
450233	DH-RL-01-04					
450234	DH-RL-01-04					
450235	DH-RL-01-04					
450236	DH-RL-01-04					
450237	DH-RL-01-04					
450238	Blank		B			
450239	DH-RL-01-04					
450240	DH-RL-01-04					
450241	DH-RL-01-04					
450242	Duplicate	450241				
450243	DH-RL-01-04					
450244	DH-RL-01-04					
450245	DH-RL-01-04					
450246	Standard	WGB-1		3 of 12		
450247	DH-RL-01-04					
450248	DH-RL-01-04					
450249	DH-RL-01-04					
450250	DH-RL-01-04					
450251	DH-RL-01-04					
450252	DH-RL-01-04					
450253	Blank		B			
450254	DH-RL-01-04					
450255	DH-RL-01-04					
450256	DH-RL-01-04					
450257	DH-RL-01-04					
450258	Duplicate	450257				
450259	DH-RL-01-04					
450260	DH-RL-01-04					
450261	DH-RL-01-04					
450262	DH-RL-01-04					
450263	DH-RL-01-04					
450264	DH-RL-01-05					
450265	DH-RL-01-05					
450266	Standard	WGB-1		4 of 12		
450267	DH-RL-01-05					
450268	DH-RL-01-05					
450269	DH-RL-01-05					
450270	DH-RL-01-05					
450271	DH-RL-01-05					
450272	Duplicate	450271				
450273	DH-RL-01-05					
450274	DH-RL-01-05					
450275	Blank					
450276	DH-RL-01-05					
450277	DH-RL-01-05					
450278	DH-RL-01-05					

Rutledge Lake Quality Control Program - Winter 2001

				Standard							Standard		
Assay Tag Number	Hole No	Duplicate	Blank	WGB-1 6.1 ppb Pt	WMG-1 731ppb Pt	WMS-1 1741 ppb Pt	Assay Tag Number	Hole No	Duplicate	Blank	WGB-1 6.1 ppb Pt	WMG-1 731ppb Pt	WMS-1 1741 ppb Pt
450279	DH-RL-01-05						450327	DH-RL-01-06					
450280	DH-RL-01-05						450328	Blank		B			
450281	DH-RL-01-05						450329	DH-RL-01-06					
450282	DH-RL-01-05						450330	DH-RL-01-06					
450283	Blank						450331	DH-RL-01-06					
450284	DH-RL-01-05						450332	DH-RL-01-06					
450285	DH-RL-01-05						450333	DH-RL-01-06					
450286	DH-RL-01-05						450334	DH-RL-01-06					
450287	DH-RL-01-05						450335	Duplicate	450334				
450288	DH-RL-01-05						450336	DH-RL-01-06					
450289	Duplicate	450288					450337	DH-RL-01-06					
450290	DH-RL-01-05						450338	Standard	WMS-1				5 of 12
450291	DH-RL-01-05						450339	DH-RL-01-06					
450292	DH-RL-01-05						450340	DH-RL-01-06					
450293	DH-RL-01-05						450341	DH-RL-01-06					
450294	DH-RL-01-06						450342	DH-RL-01-06					
450295	DH-RL-01-06						450343	DH-RL-01-06					
450296	DH-RL-01-06						450344	DH-RL-01-06					
450297	Standard	WMG-1			4 of 12		450345	DH-RL-01-06					
450298	DH-RL-01-06						450346	Blank		B-2			
450299	DH-RL-01-06						450347	DH-RL-01-06					
450300	DH-RL-01-06						450348	DH-RL-01-06					
450301	Duplicate	450300					450349	DH-RL-01-06					
450302	DH-RL-01-06						450350	DH-RL-01-06					
450303	DH-RL-01-06						450351	Duplicate	450350				
450304	DH-RL-01-06						450352	DH-RL-01-06					
450305	DH-RL-01-06						450353	DH-RL-01-06					
450306	Blank		B				450354	DH-RL-01-06					
450307	DH-RL-01-06						450355	DH-RL-01-06					
450308	DH-RL-01-06						450356	DH-RL-01-06					
450309	DH-RL-01-06						450357	DH-RL-01-06					
450310	DH-RL-01-06						450358	Blank		B-2			
450311	DH-RL-01-06						450359	DH-RL-01-06					
450312	Duplicate	450311					450360	DH-RL-01-06					
450313	DH-RL-01-06						450361	DH-RL-01-06					
450314	DH-RL-01-06						450362	DH-RL-01-06					
450315	DH-RL-01-06						450363	DH-RL-01-06					
450316	DH-RL-01-06						450364	Duplicate	450363				
450317	DH-RL-01-06						450365	DH-RL-01-06					
450318	DH-RL-01-06						450366	DH-RL-01-06					
450319	Blank						450367	DH-RL-01-06					
450320	DH-RL-01-06						450368	DH-RL-01-06					
450321	DH-RL-01-06						450369	DH-RL-01-06					
450322	DH-RL-01-06						450370	Blank		B-2			
450323	DH-RL-01-06						450371	DH-RL-01-06					
450324	DH-RL-01-06						450372	DH-RL-01-06					
450325	Standard	WMG-1			5 of 12		450373	Standard	WGB-1		5 of 12		
450326	DH-RL-01-06						450374	DH-RL-01-07					

Rutledge Lake Quality Control Program - Winter 2001

				Standard							Standard		
Assay Tag Number	Hole No	Duplicate	Blank	WGB-1 6.1 ppb Pt	WMG-1 731ppb Pt	WMS-1 1741 ppb Pt	Assay Tag Number	Hole No	Duplicate	Blank	WGB-1 6.1 ppb Pt	WMG-1 731ppb Pt	WMS-1 1741 ppb Pt
450375	DH-RL-01-07						450423	Blank		B-2			
450376	DH-RL-01-07						450424	DH-RL-01-08					
450377	DH-RL-01-07						450425	DH-RL-01-08					
450378	DH-RL-01-07						450426	Duplicate	450425				
450379	Duplicate	450378					450427	DH-RL-01-08					
450380	DH-RL-01-07						450428	DH-RL-01-08					
450381	DH-RL-01-07						450429	DH-RL-01-08					
450382	DH-RL-01-07						450430	Blank		B-2			
450383	DH-RL-01-07						450431	DH-RL-01-08					
450384	DH-RL-01-07						450432	DH-RL-01-08					
450385	DH-RL-01-07						450433	DH-RL-01-08					
450386	DH-RL-01-07						450434	DH-RL-01-08					
450387	Blank		B-2				450435	DH-RL-01-08					
450388	DH-RL-01-07						450436	Duplicate	450435				
450389	DH-RL-01-07						450437	DH-RL-01-08					
450390	DH-RL-01-07						450438	DH-RL-01-08					
450391	DH-RL-01-07						450439	DH-RL-01-08					
450392	Duplicate	450391					450440	DH-RL-01-08					
450393	DH-RL-01-07						450441	DH-RL-01-08					
450394	DH-RL-01-07						450442	DH-RL-01-08					
450395	DH-RL-01-07						450443	DH-RL-01-08					
450396	DH-RL-01-07						450444	DH-RL-01-08					
450397	Standard	WMS-1				6 of 12	450445	Blank		B-2			
450398	DH-RL-01-07						450446	DH-RL-01-08					
450399	DH-RL-01-07						450447	DH-RL-01-08					
450400	DH-RL-01-07						450448	Standard	WGB-1		6 of 12		
450401	DH-RL-01-07						450449	DH-RL-01-08					
450402	DH-RL-01-07						450450	DH-RL-01-08					
450403	DH-RL-01-07						450451	DH-RL-01-08					
450404	DH-RL-01-07						450452	DH-RL-01-08					
450405	DH-RL-01-07						450453	DH-RL-01-08					
450406	DH-RL-01-07						450454	DH-RL-01-08					
450407	DH-RL-01-07						450455	Duplicate	450454				
450408	DH-RL-01-07						450456	DH-RL-01-08					
450409	Duplicate	450408					450457	DH-RL-01-08					
450410	DH-RL-01-07						450458	DH-RL-01-08					
450411	Blank		B-2				450459	DH-RL-01-08					
450412	DH-RL-01-07						450460	DH-RL-01-08					
450413	DH-RL-01-07						450461	DH-RL-01-08					
450414	DH-RL-01-07						450462	DH-RL-01-08					
450415	DH-RL-01-07						450463	DH-RL-01-08					
450416	DH-RL-01-07						450464	Blank		B-2			
450417	DH-RL-01-08						450465	DH-RL-01-08					
450418	DH-RL-01-08						450466	DH-RL-01-08					
450419	DH-RL-01-08						450467	DH-RL-01-08					
450420	DH-RL-01-08						450468	DH-RL-01-08					
450421	Standard	WMG-1			6 of 12		450469	DH-RL-01-08					
450422	DH-RL-01-08						450470	DH-RL-01-08					

Rutledge Lake Quality Control Program - Winter 2001

				Standard								Standard		
Assay Tag Number	Hole No	Duplicate	Blank	WGB-1 6.1 ppb Pt	WMG-1 731ppb Pt	WMS-1 1741 ppb Pt	Assay Tag Number	Hole No	Duplicate	Blank	WGB-1 6.1 ppb Pt	WMG-1 731ppb Pt	WMS-1 1741 ppb Pt
450471	Duplicate	450470					450519	DH-RL-01-09					
450472	DH-RL-01-08						450520	DH-RL-01-09					
450473	Standard	WMG-1			7 of 12		450521	Blank		B-2			
450474	DH-RL-01-08						450522	DH-RL-01-09					
450475	DH-RL-01-08						450523	DH-RL-01-09					
450476	DH-RL-01-08						450524	DH-RL-01-09					
450477	DH-RL-01-08						450525	DH-RL-01-09					
450478	DH-RL-01-08						450526	Duplicate	450525				
450479	Blank		B-2				450527	DH-RL-01-09					
450480	DH-RL-01-08						450528	DH-RL-01-09					
450481	DH-RL-01-08						450529	DH-RL-01-09					
450482	DH-RL-01-08						450530	DH-RL-01-09					
450483	DH-RL-01-08						450531	DH-RL-01-09					
450484	DH-RL-01-08						450532	DH-RL-01-09					
450485	DH-RL-01-08						450533	DH-RL-01-09					
450486	Duplicate	450485					450534	DH-RL-01-09					
450487	DH-RL-01-08						450535	DH-RL-01-09					
450488	DH-RL-01-08						450536	DH-RL-01-09					
450489	DH-RL-01-08						450537	DH-RL-01-09					
450490	DH-RL-01-08						450538	DH-RL-01-09					
450491	Standard	WGB-1		7 of 12			450539	DH-RL-01-09					
450492	DH-RL-01-08						450540	DH-RL-01-09					
450493	DH-RL-01-08						450541	Blank		B-2			
450494	DH-RL-01-08						450542	DH-RL-01-09					
450495	DH-RL-01-08						450543	DH-RL-01-09					
450496	DH-RL-01-08						450544	DH-RL-01-09					
450497	DH-RL-01-08						450545	DH-RL-01-09					
450498	DH-RL-01-08						450546	Duplicate	450545				
450499	DH-RL-01-08						450547	DH-RL-01-09					
450500	DH-RL-01-08						450548	DH-RL-01-09					
450501	DH-RL-01-08						450549	DH-RL-01-09					
450502	Duplicate	450501					450550	DH-RL-01-09					
450503	DH-RL-01-08						450551	DH-RL-01-09					
450504	DH-RL-01-08						450552	Standard	WGB-1		8 of 12		
450505	DH-RL-01-08						450553	Blank					
450506	DH-RL-01-08						450554	DH-RL-01-10					
450507	DH-RL-01-08						450555	DH-RL-01-10					
450508	DH-RL-01-08						450556	DH-RL-01-10					
450509	Blank		B-2				450557	DH-RL-01-10					
450510	DH-RL-01-08						450558	DH-RL-01-10					
450511	DH-RL-01-09						450559	Duplicate	450558				
450512	DH-RL-01-09						450560	DH-RL-01-10					
450513	DH-RL-01-09						450561	DH-RL-01-10					
450514	DH-RL-01-09						450562	DH-RL-01-10					
450515	DH-RL-01-09						450563	DH-RL-01-10					
450516	DH-RL-01-09						450564	DH-RL-01-10					
450517	Standard	WMS-1				7 of 12	450565	DH-RL-01-10					
450518	DH-RL-01-09						450566	DH-RL-01-10					

Rutledge Lake Quality Control Program - Winter 2001

Assay Tag Number	Hole No	Duplicate	Blank	Standard WGB-1 6.1 ppb Pt	Standard WMG-1 731ppb Pt	Standard WMS-1 1741 ppb Pt
450567	DH-RL-01-10					
450568	DH-RL-01-10					
450569	DH-RL-01-10					
450570	DH-RL-01-10					
450571	Blank		B-2			
450572	DH-RL-01-10					
450573	DH-RL-01-10					
450574	DH-RL-01-10					
450575	DH-RL-01-10					
450576	DH-RL-01-10					
450577	DH-RL-01-10					
450578	DH-RL-01-10					
450579	DH-RL-01-10					
450580	DH-RL-01-10					
450581	DH-RL-01-10					
450582	DH-RL-01-10	Last Sample				

Standards – Quality Control Program – Rutledge Lake Winter 2001 Exploration Program

CANMET
Mining and Mineral Services Laboratories
Ottawa , Ontario
CCRMP – Canadian Certified Reference Materials Project

Standard WGB-1 – Gabbro Rock PGE Material

Standard WMG-1 – Mineralized Gabbro PGE Material

Standard WMS-1 – Massive Sulphide PGE Material

CCRMP
Canadian Certified Reference Materials Project

Mining and Mineral Sciences Laboratories, CANMET
555 Booth Street
Ottawa, Canada K1A 0G1



PCMR
Projet canadien de matériaux de référence

Laboratoires des mines et sciences minérales, CANMET
555, rue Booth
Ottawa, Canada K1A 0G1

Certificate of Analysis

First issued: 1994 Last revision: August 1997

WGB-1

Gabbro Rock PGE Reference Material

Certified Values and 95% Confidence Intervals

Constituent	Certified Value	95% C.I.
Au, ng/g	2.9	± 1.1
Pd, ng/g	13.9	± 2.1
Pt, ng/g	6.1	± 1.6
Fe_2O_3, %	6.71	± 0.14
K_2O, %	0.94	± 0.04
MgO, %	9.40	± 0.19
Cr, µg/g	291	± 13

Provisional Values and 95% Confidence Intervals

Constituent	Provisional Value	95% C.I.
Ir, ng/g	0.33	0.17
Rh, ng/g	0.32	0.21
Ru, ng/g	0.3*	—

* Informational value

Telephone: (613) 995-4738 Facsimile: (613) 943-0573

ISO 9002

Téléphone : (613) 995-4738 Télécopieur : (613) 943-0573

Reference

The preparation and certification procedures used for WGB-1, including values obtained by individual laboratories, are given in CANMET report *CCRMP 94-3E*. This report is available free of charge on application to:

Coordinator, CCRMP
CANMET (NRCan)
555 Booth Street
Ottawa, Ontario, Canada
K1A 0G1

Telephone: (613) 995-4738
Facsimile: (613) 943-0573
E-mail: ccrmp@nrcan.gc.ca

Certifying Officers

William S. Bowman

Maureen E. Leaver

Informational ranges

(these are not certified values - they are intended to be used as a guide only)

Informational Ranges	
H_2O, %	0.16 - 0.21
LOI, %	3.6 - 4.0
S total, %	0.01 - 0.03
Ag, µg/g	0.1 - 1
As, µg/g	1.5 - 5
B, µg/g	250 - 280
Be, µg/g	0.2 - 0.8
Bi, µg/g	0.1 - 2
Cd, µg/g	0.1 - 0.4
Ce, µg/g	14 - 20
Dy, µg/g	2.5 - 3.5
Er, µg/g	1.2. - 1.8
Ga, µg/g	11 - 13

Informational Ranges	
Gd, µg/g	2.5 - 3.5
Ge, µg/g	0.2 - 7
Hg, µg/g	0.01
Li, µg/g	43 - 51
Lu, µg/g	0.20 - 0.36
Pb, µg/g	4 - 14
Pr, µg/g	2.3 - 2.6
Se, µg/g	0.1 - 0.8
Sn, µg/g	4.2 - 5.2
Ta, µg/g	0.3 - 1
Th, µg/g	1.0 - 1.6
Tm, µg/g	0.15 - 0.30
W, µg/g	1 - 3.5

CCRMP
Canadian Certified Reference Materials Project

Mining and Mineral Sciences Laboratories, CANMET
555 Booth Street
Ottawa, Canada K1A 0G1



PCMR
Projet canadien de matériaux de référence

Laboratoires des mines et sciences minérales, CANMET
555, rue Booth
Ottawa, Canada K1A 0G1

Certificate of Analysis

WMG-1

Mineralized Gabbro PGE Reference Material

Recommended Values

Certified						Provisional
Au ng/g	Pt ng/g	Pd ng/g	Rh ng/g	Ru ng/g	Ir ng/g	Os ng/g
110. ± 11.	731. ± 35.	382. ± 13.	26. ± 2.	35. ± 5.	46. ± 4.	24.

DESCRIPTION

WMG-1 was obtained from the Wellgreen Complex, Yukon Territory, Canada. This mineralized gabbro consists largely of pyroxene with prehnite, amphibole, chlorite and accessory magnetite, ilmenite and titanite. Mineralization consists chiefly of chalcopyrite, pyrrhotite, pentlandite, violarite and altaite.

WMG-1 was prepared and certified in cooperation with the Analytical Method Development Section of the Mineral Deposits Division of the Geological Survey of Canada (GSC).

The raw material was dried, comminuted and sieved to obtain a sub-74-micron (-200 mesh) product which was blended and bottled.

The homogeneity of the stock with respect to its gold, platinum and palladium contents was confirmed at GSC using bottles chosen according to a stratified random sampling scheme.

Telephone: (613) 995-4738 Facsimile: (613) 943-0573

Téléphone : (613) 995-4738 Télécopieur : (613) 943-0573

CCRMP
Canadian Certified Reference Materials Project

Mining and Mineral Sciences Laboratories, CANMET
555 Booth Street
Ottawa, Canada K1A 0G1



PCMR
Projet canadien de matériaux de référence

Laboratoires des mines et sciences minérales, CANMET
555, rue Booth
Ottawa, Canada K1A 0G1

Certificate of Analysis

WMS-1

Massive Sulphide PGE Reference Material

Recommended Values

Certified						*Provisional*
Au ng/g	Pt ng/g	Pd ng/g	Rh ng/g	Ru ng/g	Ir ng/g	Os ng/g
279. ± 33.	1741. ± 142.	1185. ± 44.	225. ± 16.	99. ± 16.	235. ± 25.	119.

DESCRIPTION

WMS-1 was obtained from the Wellgreen Complex, Yukon Territory, Canada. This material is composed largely of sulphides rather than silicates. The sulphides in this material are massive in form, intimately associated with one another and composed of pyrrhotite with smaller quantities of pentlandite, chalcopyrite, minor sphalerite, and galena. The massive sulphides contain inclusions of magnetite many of which are severely fractured and veined with silicates. Other minerals identified include electrum as an inclusion in chalcopyrite, and one inclusion of altaite, as well as an inclusion of antimonial temagamite in pyrrhotite. Silicates form a much smaller portion of the material and include an iron aluminum silicate, chlorite, mica and quartz.

WMS-1 was prepared and certified in cooperation with the Analytical Method Development Section of the Mineral Deposits Division of the Geological Survey of Canada (GSC).

The raw material was dried, comminuted and sieved to obtain a sub-74-micron (-200 mesh) product which was blended and bottled.

The homogeneity of the stock with respect to its gold, platinum and palladium contents was confirmed at GSC using bottles chosen according to a stratified random sampling scheme.

Appendix IV

Diamond Drill Logs

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-01

Location Information		
UTM North:	6841860	
UTM East:	509790	
Grid North:	700N	
Grid East:	95W	
Collar Elev.	308.00	
Orientation	Azimuth	Dip
Collar	304	-45
Depth	Metres	Feet
Length (m)	74.07	243

Purpose
Test Induced Polarization Chargeability Anomaly and Maxmin EM conductor
North of Kizan Showing - 55 g/t Pt over 0.4m - Airborne Conductor 10

General Information	
Date Started:	March 25, 2001
Date Completed:	March 27, 2001
Logged By:	D. Gorc
Drilled By:	Peak Exploration Inc.
Core Size:	BQ
Core Stored:	Camp Island - Rutledge Lake
Boxes of Core:	23
Target Area:	North Grid - Kizan Showing
Last Update:	

					Susceptibility		Assays								
From (m)	To (m)	Int (m)	Rock Unit	Description	Depth (m)	Magn Susc	Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
0.00	6.10	6.10	Casing	Casing											
6.10	7.32	1.22	Granitoid	**Granitoid** - coarse textured ; moderately gneissic ;50% quartz ;quartz is white fine grained ;	7.0	0.0	450008	6.10	7.32	1.22	<5	<1	4	17	6
				1 mm wide lenses along gneissosity ;mottled pale pinkish brown matrix with irregular											
				pinkish to pinkish-brown patches to 10 cm across ; occasional chlorite veinlets to 1mm wide											
				with trace pyrite ; not magnetic :											
				6.9 m - 10 cm zone of pinkish Kspar alteration alongside chloritic fractures ;											
				Specimen - 6.2 m											
				Sharp lower contact @ 60° to c/a											
7.32	11.04	3.72	Paragneiss	**Paragneiss** - Dark grey to black, fine gneissic banding ; local 1-2 cm contorted zones ;	8.5	6.5	450009	7.32	8.32	1.00	<5	3	4	102	79
				mafic composition thin 1mm fine grained bluish quartz veinlets along gneissosity ;	9.0	6.8	450010	8.32	9.34	1.02	<5	<1	4	31	38
				quartz veinlets at varying core angles 5° to 65° c/a often with kspar selvage alongside veinlets	10.0	6.7	450011	9.34	10.44	1.10	5	2	4	80	66
				irregular small concentrations of sulphide to 2 mm across ; also wispy sulphide ; pyrrhotite			450012	10.44	11.04	0.60	<5	1	5	14	41
				lesser pyrite trace chalcopyrite) to 0.5 mm along gneissosity ;											
				Fine mm gneissic banding of mafics at variable core angles 0° to 75° to c/a											
				9.34m - possible small fault - broken core											
11.04	14.20	3.16	Paragneiss (Silicified)	**Paragneiss (Silicified)** -Finely banded (< 1mm) banding of mafics ; sharp upper contact	11.5	0.0	450013	11.04	12.04	1.00	<5	<1	5	58	60
				at 70° c/a ; zones of bright pink kspar alteration to 20 cm across with irregular concentrations	12.5	0.1	450014	12.04	12.20	0.16	6	2	7	90	122
				of bluish quartz to 0.25 cm ; abundant thin (< 1mm) sulphide veinlets along gneissosity ;			450015	12.20	13.20	1.00	<5	<1	2	52	48
				veinlets often discontinuous ; thin crosscutting chlorite veinlets common			450016	13.20	14.20	1.00	5	1	22	114	129
				strongly silicified ; variable silification											

From (m)	To (m)	Int (m)	Rock Unit	Description	Susceptibility Depth (m)	Magn Susc	Assays Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
				Specimen - 11.25 m											
				12.04-12.2 m - very broken core											
				13.7m - 1mm sulphide/chlorite veinlet @ 55° c/a											
				14.0 m - gneissic fine banding , laminations @ 75° c/a	14.3	0.8									
14.20	29.60	15.40	Massive Sulphide/ Sulphide Breccia	**Massive Sulphide/ Sulphide Breccia** - sharp upper contact @ 65° to c/a ;sulphides hosted	14.3	0.8	450017	14.20	14.40	0.20	7	10	32	1345	742
				within black fine grained mafic/ultramafic intrusive minor intermixed mafic paragneiss ;			450018	14.40	14.65	0.25	44	82	141	923	2355
				irregular reaction to magnet ; very irregular patchy concentrations of sulphide to 3 cm across	15.0	2.4	450019	14.65	15.45	0.80	5	5	65	473	286
				predominately pyrrhotite ,lesser pyrite ,minor chalcopyrite ;abundant irregular sulphide veinlets	15.7	6.2	450020	15.45	16.00	0.55	39	18	389	2387	1167
				rounded to sub-angular clasts of both mafic/ultramafic intrusive and mafic paragneiss ;	16.5	5.2	450021	16.00	16.50	0.50	9	31	142	2339	1483
				approximately 50% of each ; some bluish concentrations of bluish quartz to 5 cm across ;	17.0	5.2	450022	16.50	17.00	0.50	7	33	131	1809	1489
				Specimen - 14.35 m			450023	17.00	17.50	0.50	23	50	245	1591	1587
				in addition to the sulphide concentrations there are abundant thin-1 mm sulphide/quartz/Kspar			450024	17.50	18.00	0.50	5	17	41	795	566
				at times with a black selvage alongside @ 30° to 45° to c/a	18.1	8.0	450025	18.00	18.50	0.50	8	46	160	880	1497
				Note: younger thin 1 mm crosscutting sulphide/chlorite (pyrite) veinlets	18.5	4.5	450026	18.50	18.80	0.30	9	25	61	311	975
				14.4 - 14.65 m - 50% sulphide largely pyrrhotite	19.0	10.0	450027	18.80	19.40	0.60	11	66	235	887	1917
				14.5 m - 2mm sulphide veinlet @ 30° to c/a	19.5	0.2	450029	19.40	19.90	0.50	7	17	48	601	966
				14.65 - 15.7 m -leaner section ;3% disseminated pyrrhotite minor pyrite , minor thin sulphide	20.0	0.4	450031	19.90	20.40	0.50	6	3	7	104	120
				veinlets @ 50° to c/a ; rare graphite alongside some veinlets	21.0	7.4	450034	20.70	21.20	0.50	6	40	101	2198	1657
				15.25 m- 5 cm grey quartz vein @ 50° to c/a			450035	21.20	21.50	0.30	<5	48	86	1376	2127
				15.3 - 15.6 m- Silicified	22.0	7.2	450036	21.50	22.00	0.50	7	53	76	1701	1804
				15.3 - 15.35 m - bluish quartz vein	22.5	7.1	450037	22.00	22.50	0.50	7	42	198	2351	1594
				15.5 m - 1.5 cm by 0.5 cm concentration of light grey sulphide	23.0	3.1	450038	22.50	23.00	0.50	9	40	368	4332	1561
				Sulphide infill irregular angular open spaces ;abundant sub-rounded clasts of mafic/ultramafic			450039	23.00	23.50	0.50	9	45	107	977	1782
				Specimen - 15.25 m			450041	23.50	24.40	0.90	18	47	119	2025	1857
				15.45 - 16.00 m - 15 to 25% sulphide			450042	24.40	25.00	0.60	87	31	87	2761	1327
				16.0 - 16.5 m - 35 to 60% sulphide ; predominately pyrrhotite ;minor chalcopyrite			450044	25.00	25.50	0.50	7	42	123	1570	1532
				16.5 - 17.0 m - 35 to 60% sulphide ; predominately pyrrhotite			450045	25.50	26.00	0.50	7	52	256	1444	1683

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-01

					Susceptibility		Assays								
From (m)	To (m)	Int (m)	Rock Unit	Description	Depth (m)	Magn Susc	Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
				17.0 m - note small white feldspar phenocrysts to 0.5 mm in mafic/ultramafic			450046	26.00	26.50	0.50	7	43	246	2105	1432
				17.0 - 17.5 m - 15 to 35% sulphide ; predominately pyrrhotite :; crackle breccia texture			450047	26.50	27.00	0.50	18	56	172	1768	1575
				17.5 - 18.0 m - lean sulphide section ; minor disseminated sulphide ; occasional small			450049	27.00	27.50	0.50	386	41	346	3295	911
				concentrations of sulphide to 1 cm across	27.5	0.2	450050	27.50	28.40	0.90	<5	5	11	162	178
				18.0- 18.5 m - 35 to 60% sulphide ; predominately pyrrhotite ;minor chalcopyrite	28.0	0.1	450051	28.40	28.90	0.50	84	41	265	988	1053
				18.5 - 18.8 m - leaner sulphide section ; 2-3% disseminated sulphide	28.5	6.0	450052	28.90	29.60	0.70	11	8	36	638	494
				27.5 - 28.4 m - leaner sulphide section 2-3% disseminated sulphide	29.0	1.0									
				Sharp lower contact @ 35° to c/a											
29.60	32.20	2.60	Paragneiss (Silicified)	**Paragneiss (Silicified)** -Finely banded (< 1mm) banding of mafics ;	29.5	0.6	450053	29.60	30.50	0.90	<5	<1	<1	4	7
				zones of bright pink kspar alteration to 20 cm across with irregular concentrations	30.0	0.2	450054	30.50	31.00	0.50	<5	<1	<1	5	5
				strongly silicified ; variable silification ; greyish bleaching associated with more intense			450055	31.00	32.20	1.20	<5	<1	1	50	44
				silification											
				abundant thin bluish quartz+/- sulphide veinlets to 2 mm											
				32.0 m - thin 2mm chlorite veinlet @ 30° to c/a											
				Specimen 32.1 m											
32.20	43.60	11.40	Paragneiss	**Paragneiss** - well laminated 2-5 mm alternating black to light grey bands of mafics and	32.5	0.1	450057	32.20	32.50	0.30	<5	2	1	26	38
				feldspars ; laminations @ 45° to c/a	33.0	0.1	450058	32.50	33.00	0.50	<5	<1	<1	40	35
				variable but notable bluish quartz =/- sulphide veinlets 1-5 mm along gneissosity ; minor kspar	33.5	0.2	450059	33.00	33.50	0.50	5	<1	9	50	45
				minor kspar in some veins ; occasional 5-10 cm zones of silification/Kspar alteration	34.0	0.5	450060	33.50	34.50	1.00	5	<1	5	65	46
				32.5 m - chlorite/pyrite veinlet @ 30° to c/a	34.5	0.0	450062	34.50	35.50	1.00	5	<1	4	24	23
				Note : occasional small 2-3 mm concentrations of Kspar alteration	35.5	0.0	450063	35.50	36.50	1.00	<5	<1	3	80	49
				Note : occasional thin 1 mm zones of Kspar alteration along fractures crosscutting the	36.0	0.0	450064	36.50	37.00	0.50	<5	1	1	134	61
				gneissosity orientated @ 30° to 45° to c/a	36.5	0.1	450066	37.00	37.30	0.30	<5	<1	<1	68	36
				minor thin 1-2 mm zones of disseminated sulphide alongside many bluish quartz veinlets	37.0	0.1	450067	37.30	38.30	1.00	<5	<1	<1	8	9
				variably magnetic	37.5	0.0	450068	38.30	39.50	1.20	<5	<1	<1	9	8
				41.0 m - gneissosity @ 70° to c/a	38.0	0.0	450069	39.50	40.00	0.50	<5	<1	<1	13	15
				Chlorite/sulphide veinlets @ 20 TO 30° to c/a	38.5	0.0	450070	40.00	40.70	0.70	<5	<1	7	74	52

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-01

					Susceptibility		Assays								
From (m)	To (m)	Int (m)	Rock Unit	Description	Depth (m)	Magn Susc	Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
				42.0 m - rare 0.25 cm concentration of sulphide	39.0	0.0	450072	40.70	41.70	1.00	6	1	13	18	49
				Specimen - 42.7 m	39.5	0.0	450073	41.70	42.70	1.00	<5	2	12	72	73
					40.0	0.2	450074	42.70	43.60	0.90	5	<1	2	61	65
				42.9 m - sulphide veinlets @ 40° to c/a ; crosscutting chlorite/pyrite veinlets @ 40° to c/a	40.5	0.1									
				gneissosity orientated @ 70° to c/a	41.0	0.0									
				43.0 m - several 1-2 cm clasts of mafic/ultramafic ; possible dikelet	42.0	0.0									
43.60	46.60	3.00	Quartz-Feldspar Breccia	**Quartz-Feldspar Breccia** - Sharp but irregular contact @ 45° to c/a	43.0	0.1	450075	43.60	44.60	1.00	<5	<1	<1	5	5
				irregular mottled appearance ; bluish quartz with patchy Kspar alteration	44.0	0.0	450076	44.60	45.60	1.00	<5	<1	4	29	21
				clasts of mafic/ultramafic (0.25 to 1 cm) ; 1% disseminated pyrite	45.0	0.0	450077	45.60	46.60	1.00	<5	<1	<1	29	15
				sharp lower contact @ 45° to c/a	46.0	0.1									
46.60	48.30	1.70	Paragneiss Breccia	**Paragneiss Breccia** - with 50% clasts of coarse-textured mottled intermixed bluish quartz	47.0	0.0	450078	46.60	47.60	1.00	<5	<1	3	44	37
				and pink feldspars ; occasional 1 cm clasts of black fine grained mafic/ultramafic intrusive ?	48.0	0.0	450080	47.60	48.30	0.70	<5	<1	<1	-1	4
48.30	63.50	15.20	Paragneiss	**Paragneiss** - finely laminated ; dark grey to medium grey with thin (<1 mm) mafic bands	49.0	0.0	450081	48.30	49.10	0.80	<5	<1	1	51	39
				abundant thin 0.25 to 1 cm bands of pinkish feldspar alteration parallel to gneissosity ;	50.0	0.0	450083	49.10	50.60	1.50	5	<1	<1	34	27
				occasional bands to 10 cm wide :	51.0	0.0	450084	50.60	51.80	1.20	<5	<1	<1	16	41
				gneissosity @ 45° to c/a	52.0	0.0	450085	51.80	53.30	1.50	<5	<1	<1	31	33
				Specimen 51.5 m	53.0	0.0	450086	53.30	54.30	1.00	<5	<1	<1	34	31
				bluish quartz-sulphide veinlets along gneissosity ; crosscutting chlorite-pyrite veinlets	53.5	0.0	450087	54.30	55.20	0.90	<5	<1	<1	19	18
				53.3 m - gneissosity @ 35° to c/a ; still note wispy 1 mm sulphide concentrations ,veinlets	54.5	0.0	450088	55.20	56.00	0.80	<5	<1	<1	55	37
				55.2 - 55.6 m - silicified - pinkish Kspar alteration ; minor sulphide	55.5	0.0	450090	56.00	57.60	1.60	<5	<1	<1	48	10
				56.3 - 58.1 m - strongly silicified ; pink Kspar alteration	56.5	0.0	450091	57.60	58.10	0.50	<5	<1	<1	6	9
				58.8 - 61.0 m - strongly silicified ; pink Kspar alteration	58.0	0.0	450092	58.10	58.80	0.70	<5	<1	<1	78	59
					59.0	0.0	450094	58.80	61.00	2.20	<5	<1	<1	15	10
					60.0	0.0	450095	61.00	62.10	1.10	6	<1	<1	4	11

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-01

					Susceptibility		Assays								
From (m)	To (m)	Int (m)	Rock Unit	Description	Depth (m)	Magn Susc	Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
					61.0	0.0									
					62.0	0.0									
					63.0	0.1									
63.50	72.00	8.50	Orthogneiss	**Orthogneiss** - coarse quartz and feldspar texture ; generally gneissic but some minor narrow	66.5	0.0	450096	70.00	70.70	0.70	<5	<1	<1	3	3
				bands of granitoid ; gneissosity @ 30° to c/a ; alignment of mafics along gneissosity giving	67.0	0.0									
				a laminated appearance ; Kspar selvage 1-2mm along some chloritic fractures	68.0	0.0									
					69.0	0.0									
72.00	74.07		Paragneiss	**Paragneiss** -laminated dark grey to black	70.0	0.0									
				occasional veinlets of quartz feldspar	71.0	0.0									
				sharp upper contact @ 45° to c/a	72.0	0.0									
				EOH 74.1m (243 feet)	73.0	0.0									

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-02

Location Information		
UTM North:	6841614	
UTM East:	509662	
Grid North:	450N	
Grid East:	47W	
Collar Elev.	308.00	
Orientation	Azimuth	Dip
Collar	124.00	-45
Depth	Metres	Feet
Length (m)	141.73	465

Purpose
Test Kizan Showing - 55 g/t Pt over 0.4m and coincident Maxmin EM conductor
Airborne Conductor 10

General Information	
Date Started:	March 27, 2001
Date Completed:	March 29, 2001
Logged By:	D. Gorc
Drilled By:	Peak Exploration Inc.
Core Size:	BQ
Core Stored:	Camp Island - Rutledge Lake
Boxes of Core:	31
Target Area:	North Grid - Kizan Showing
Last Update:	

					Susceptibility		Assays								
From (m)	To (m)	Int (m)	Rock Unit	Description	Depth (m)	Magn Susc	Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
0.00	9.40	9.40	Casing	Casing											
9.40	13.90	4.50	Paragneiss	**Paragneiss** - intermixed bands of (10 - 20 cm) black finely laminated to speckled paragneiss	10.0	0.0									
				with 3-70 cm wide bands of orthogneiss ; orthogneiss has high quartz content ;	11.0	0.0									
				some silicified bands ;silicified bands have rough whitish grey to medium grey banding	12.0	0.0									
				rare thin (<1 mm) pyrite veinlets : minor thin 1 - 5 mm zones of Kspar alteration alongside	13.0	0.0									
				some fractures	14.0	0.0									
				9.8 m - gneissosity @ 65° to c/a	15.0	0.0									
					16.0	0.0									
					17.0	0.1									
13.90	26.70	12.80	Paragneiss (Silicified)	**Paragneiss (Silicified)** - strongly silicified ; greater then 85% silica ; mafics in paragneiss	14.0	0.0	450097	18.30	19.50	1.20	<5	<1	2	16	15
				form laminated thin 1-3 mm bands	15.0	0.0	450098	19.50	21.00	1.50	<5	2	<1	10	14
				18.3 m - start to note more thin (<1 mm) sulphide veinlets but still minor	16.0	0.0	450099	24.40	25.20	0.80	<5	<1	2	11	19
					17.0	0.1									
				Note : occasional 2-5 mm clasts of mafic/ultramafic ??	18.0	0.1									
				Specimens 21.0 and 22.0 m	19.0	0.2									
				24.3 m - bluish 0.5 cm quartz vein @ 55° to c/a	20.0	0.2									
				26.4 - 27.1m - minor silification	21.0	0.2									
				27.0 m - gneissosity @ 70° to c/a	22.0	0.3									
					23.0	0.3									
				lower contact sharp @ 85° to c/a	24.0	0.3									
					25.0	0.3									

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-02

					Susceptibility		Assays								
From (m)	To (m)	Int (m)	Rock Unit	Description	Depth (m)	Magn Susc	Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
					26.0	0.4									
26.70	27.10	0.40	Paragneiss	**Paragneiss** - dark grey to black ; thin laminations @ 80° to c/a	27.0	0.4	450100	27.10	29.40	2.30	<5	<1	<1	11	9
				moderate crosscutting bluish quartz kspar veinlets											
27.10	29.40	2.30	Paragneiss (Silicified)	**Paragneiss (Silicified)** - strongly silicified abundant Kspar alteration ; possible othogneiss	28.0	0.0									
				thin 1mm gneissic banding @ 80° to c/a	29.0	0.0									
				sharp lower contact @ 75° to c/a											
				some chlorite/pyrite veinlets @ 5 to 25° to c/a											
29.40	35.30	5.90	Paragneiss	**Paragneiss** - variably silicified ; zones of silification from 0.5 to 20 cm wide ;in some sections	30.0	0.0	450101	29.40	30.50	1.10	<5	2	4	28	29
				15-20 thin bluish quartz veinlets per 20 cm ; sulphides within quartz and alongside vein ;	31.0	0.0	450103	30.50	32.90	2.40	<5	<1	1	9	15
				occasional 3mm long by 1mm wide concentrations of sulphide along gneissosity	32.0	0.0	450105	32.90	33.40	0.50	6	2	11	61	60
				Kspar in some quartz veinlets	33.0	0.2	450106	33.40	34.90	1.50	<5	2	6	61	41
				Specimen 34.7 m	34.0	0.0	450107	34.90	35.30	0.40	<5	3	7	63	52
				Specimen 32.0 m quartz/sulphide veinlet @ 25° to c/a	35.0	0.0									
35.30	48.50	13.20	Orthogneiss (Silicified)	**Orthogneiss (Silicified)** - very high silica content >80% silica ; thinly laminated gneissic	36.0	0.0	450108	35.30	36.30	1.00	<5	<1	9	2	3
				appearance ; thin 1-2 mm bands of mafic mineral ; gneissosity @ 80-85° to c/a ;	37.0	0.0	450109	42.70	43.70	1.00	<5	<1	<1	18	9
				minor chlorite-pyrite seams @ 10-20° to c/a	38.0	0.0	450111	45.70	46.60	0.90	<5	<1	2	6	6
				minor bluish quartz veinlets along gneissosity @ 20-30° to c/a	39.0	0.0	450112	46.60	48.30	1.70	<5	1	2	2	3
					40.0	0.0									
					41.0	0.0									
					42.0	0.0									
					43.0	0.0									
					44.0	0.0									
					45.0	0.0									
					46.0	0.0									

From (m)	To (m)	Int (m)	Rock Unit	Description	Susceptibility Depth (m)	Magn Susc	Assays Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
					47.0	0.0									
					48.0	0.1									
48.50	51.60	3.10	Paragneiss (Silicified)	**Paragneiss (Silicified)** - strongly silicified ; patchy ,mottled Kspar alteration	49.0	0.0	450113	48.30	48.80	0.50	<5	<1	<1	12	8
					50.0	0.0	450114	48.80	49.80	1.00	<5	3	1	17	10
					51.0	0.0	450115	49.80	50.80	1.00	<5	<1	<1	27	7
							450116	50.80	51.60	0.80	<5	<1	1	20	34
51.60	60.70	9.10	Massive Sulphide/ Sulphide Breccia	**Massive Sulphide/ Sulphide Breccia** - sharp upper contact @ 85° to c/a	52.0	0.0	450117	51.60	52.60	1.00	6	29	47	997	1171
				sulphide is open space infilling with sulphide content varies from 65% sulphide to <1%	53.0	0.7	450118	52.60	53.10	0.50	30	54	123	1479	2066
				depending on the size of open spaces ; sulphides predominately pyrrhotite with minor	53.5	4.7	450120	53.10	53.60	0.50	8	40	196	1115	2125
				chalcopyrite and pyrite ; sulphides also in veins ; abundant rounded clasts of mafic/ultramafic	54.0	3.2	450121	53.60	54.20	0.60	7	65	366	2092	2136
				intrusive and paragneiss to 2 cm across ; some clasts are rimmed by sulphide ; some clasts	54.5	2.8	450123	54.20	55.00	0.80	7	38	142	2963	1597
				also contain sulphides ;	55.0	2.4	450124	55.00	55.50	0.50	8	14	42	972	752
				Note: occasional late replacement of pyrrhotite by pyrite ?	55.5	2.5	450125	55.50	56.00	0.50	11	14	59	664	671
				51.6 - 52.6m - 5-65% sulphide largely pyrrhotite	56.0	1.2	450126	56.00	56.50	0.50	7	17	99	888	608
				52.6 - 53.1m - 40-70% sulphide largely pyrrhotite , minor chalcopyrite	56.5	1.1	450128	56.50	57.00	0.50	8	13	134	533	493
				53.1 - 54.2m - 40-70% sulphide	57.0	0.4	450129	57.00	57.50	0.50	5	6	9	102	252
				54.2 - 55.0m - 25-65% sulphide	57.5	0.3	450130	57.50	58.00	0.50	8	18	62	1263	960
				55.0 -55.5m - 10-20% sulphide	58.0	1.8	450131	58.00	58.50	0.50	<5	22	82	1291	1057
				55.5 - 56.0m - 2-3% disseminated sulphide	58.5	0.0	450132	58.50	59.00	0.50	<5	15	47	1045	738
				56.0 - 56.5m - 10-20% sulphide	59.0	7.2	450134	59.00	59.50	0.50	6	28	97	748	1232
				56.5 - 57.0m - 2-3% disseminated sulphide	59.5	1.9	450135	59.50	60.00	0.50	7	45	107	2734	1399
				57.0 - 57.5m - 1-2% disseminated sulphide ; occasional 1-2cm wide concentrations of	60.0	5.7	450136	60.00	60.60	0.60	125	22	140	830	1148
				5% sulphide	60.5	0.3									
				57.5 - 58.0m - 10-30% sulphide											
				58.0 - 58.5m - 15-30% sulphide											

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-02

From (m)	To (m)	Int (m)	Rock Unit	Description	Susceptibility Depth (m)	Magn Susc	Assays Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
				58.5 - 59.0m - 15-35% sulphide											
				59.0 - 59.5m -5-35% sulphide											
				59.5 - 60.0m - 20-45% sulphide											
60.70	80.80	20.10	Paragneiss (Silicified)	**Paragneiss (Silicified)** - variably silicified ; patchy ,mottled Kspar alteration ; silicified bands	61.0	0.0	450137	60.60	61.30	0.70	<5	<1	6	9	16
				to 1m with occasional narrower bands 5-20 cm wide ;	62.0	0.0	450138	61.30	61.80	0.50	<5	4	9	172	178
				60.1 - 61.3m - very strongly silicified	63.0	0.0	450140	61.80	62.80	1.00	<5	1	4	10	22
				61.5m - gneissosity @ 50° to c/a	64.0	0.0	450141	62.80	64.00	1.20	<5	<1	2	13	18
				60.7 - 62.0m abundant bluish quartz veinlets	65.0	0.0	450142	64.00	65.70	1.70	5	1	2	30	36
				Specimen 64.3m	66.0	0.0	450143	65.70	67.10	1.40	5	3	12	87	99
				Specimen 68.5m	67.0	0.4	450144	67.10	68.50	1.40	<5	2	5	30	62
				66.9m - small concentrations of sulphide to 0.25cm across	68.0	0.0									
				70.1 - 73.2m - brecciated with coarse quartz-feldspar infilling to 3cm across ; no sulphides	69.0	0.0									
				71.0m - crosscutting chlorite/sulphide veinlet @ 30° to c/a	70.0	0.0									
					71.0	0.0									
					72.0	0.0									
					73.0	0.0									
					74.0	0.0									
					75.0	0.0									
					76.0	0.0									
					77.0	0.1									
					78.0	0.0									
					79.0	0.1									
					80.0	0.1									
80.80	85.70	4.90	Granitoid	**Granitoid** - sharp upper contact @ 70° to c/a ; high silica content	81.0	0.1									
				moderate gneissic layering of mafics ; coarse texture ; minor pinkish patches	82.0	0.1									
				sharp lower contact @ 45° to c/a	83.0	0.1									
				85.0 - 85.7m - strong Kspar alteration	84.0	0.1									

From (m)	To (m)	Int (m)	Rock Unit	Description	Susceptibility Depth (m)	Magn Susc	Assays Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
					85.0	0.2									
85.70	88.10	2.40	Granitoid - Paragneiss	**Intermixed Brecciated Granitoid and Silicified Paragneiss**	86.0	0.1									
					87.0	0.1									
					88.0	0.0									
88.10	93.00	4.90	Granitoid	**Granitoid** - pinkish matrix sometimes intermixed pink and grey ; coarse texture	89.0	0.0									
					90.0	0.0									
					91.0	0.0									
					92.0	0.0									
					93.0	0.0									
93.00	94.00	1.00	Paragneiss (Silicified)	**Paragneiss (Silicified)** - dark grey ; upper and lower contacts @ 45° to c/a	93.0	0.0									
94.00	99.50	5.50	Granitoid	**Granitoid** - same as 88.1 - 93.0m	94.0	0.0	450146	98.40	99.50	1.10	<5	<1	<1	6	5
				Note: chlorite/pyrite veinlets @ 15-20° to c/a	95.0	0.0									
					96.0	0.0									
					97.0	0.2									
					98.0	0.1									
					99.0	0.1									
99.50	104.10	4.60	Mafic/ Ultramafic (Silicified)	**Mafic/ultramafic Intrusive (Silicified) ?**-variably silicified ;	100.0	0.1	450147	99.50	100.50	1.00	<5	<1	1	12	17
				: occasional 0.25cm concentrations of sulphide to 0.25cm across ; trace disseminated pyrite	101.0	0.2	450148	100.50	101.80	1.30	<5	1	4	68	44
				; dark grey ; locally some bluish quartz veinlets	102.0	0.2	450149	101.80	102.90	1.10	<5	4	4	183	101
				102.0m - gneissosity @ 45° to c/a	103.0	0.2	450150	102.90	104.10	1.20	<5	<1	1	17	20
				lower contact @ 45° to c/a	104.0	0.0	450151	104.10	105.10	1.00	<5	<1	2	11	14

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-02

From (m)	To (m)	Int (m)	Rock Unit	Description	Susceptibility Depth (m)	Magn Susc	Assays Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
104.10	112.40	8.30	Granitoid (Silicified)	**Granitoid (Silicified)** - coarse textured quartz and feldspar ; gneissic layering of mafics @	105.0	0.1	450153	111.70	112.40	0.70	<5	<1	1	5	3
				80-85° to c/a	106.0	0.2									
				crosscutting chlorite/pyrite veinlets @ 20° to c/a	107.0	0.1									
					108.0	0.0									
					109.0	0.0									
					110.0	0.2									
					111.0	0.2									
					112.0	0.0									
112.40	116.80	4.40	Paragneiss	**Paragneiss** - dark coloured ; abundant mafics ; mineralized 1-2 % disseminated sulphide	113.0	0.1	450154	112.40	113.00	0.60	5	1	1	48	32
				; gneissosity varies from 65 to 80° to c/a	114.0	0.1	450155	113.00	114.40	1.40	<5	2	4	59	50
				112.4 - 113.0m - intermixed granitoid and paragneiss ; alternating 5-10 cm bands	115.0	0.1	450157	114.40	115.90	1.50	<5	1	4	81	49
					116.0	0.1	450158	115.90	116.80	0.90	<5	3	5	77	74
116.80	126.00	9.20	Granitoid	**Granitoid** - same as 88.1 - 93.0m	117.0	0.0	450159	116.80	117.30	0.50	<5	<1	<1	5	6
					118.0	0.0									
					119.0	0.0									
					120.0	0.2									
					121.0	0.1									
					122.0	0.0									
					123.0	0.1									
					124.0	0.2									
					125.0	0.0									
126.00	132.40	6.40	Paragneiss	**Paragneiss** - dark coloured ; abundant 5-20 cm zones of silification , Kspar alteration	126.0	0.1									
				128.0 m gneissosity @ 45° to c/a	127.0	0.0									
					128.0	0.0									
					129.0	0.0									

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-02

					Susceptibility		Assays								
From (m)	To (m)	Int (m)	Rock Unit	Description	Depth (m)	Magn Susc	Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
					130.0	0.0									
					131.0	0.0									
					132.0	0.0									
132.40	141.73	9.33	Orthogneiss	**Orthogneiss** - abundant silica ; gneissic layering of mafics	133.0	0.1									
				134.0m - gneissosity @ 45° to c/a	134.0	0.0									
				140.0m - gneissosity @ 45° to c/a	135.0	0.1									
					136.0	0.0									
					137.0	0.0									
					138.0	0.0									
					139.0	0.1									
					140.0	0.2									
				EOH 141.73m (465 feet)	141.0	0.0									

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-03

Location Information		
UTM North:	6841860	
UTM East:	509790	
Grid North:	700N	
Grid East:	95W	
Collar Elev.	308.00	
Orientation	Azimuth	Dip
Collar	304.00	-45
Depth	Metres	Feet
Length (m)	108.20	355

Purpose
Test Induced Polarization Chargeability Anomaly and Maxmin EM conductor
North of Kizan Showing - 55 g/t Pt over 0.4m - Airborne Conductor 10

General Information	
Date Started:	March 30, 2001
Date Completed:	April 2, 2001
Logged By:	D. Gorc
Drilled By:	Peak Exploration Inc.
Core Size:	BQ
Core Stored:	Camp Island - Rutledge Lake
Boxes of Core:	31
Target Area:	North Grid - Kizan Showing
Last Update:	

					Susceptibility		Assays								
From (m)	To (m)	Int (m)	Rock Unit	Description	Depth (m)	Magn Susc	Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
0.00	13.20	13.20	Casing	Casing											
13.20	26.40	13.20	Paragneiss (Silicified)	**Paragneiss (Silicified)** - intensely silicified > then 85% silica ;circular remnants of dark	14.0	0.0	450160	23.20	24.30	1.10	<5	<1	1	5	9
				to 0.5 cm across of speckled rock (paragneiss) some remnants possibly ultramafic ? ;	15.0	0.1	450161	25.90	26.40	0.50	<5	<1	<1	19	17
				occasional bluish quartz-kspar veinlets to 0.5cm across ; occasional 1-5cm zones of	16.0	0.1									
				Kspar alteration alongside veins or fractures ;	17.0	0.0									
				Specimen 14.2m	18.0	0.0									
				Specimen 18.7m - 8 cm of Kspar alteration alongside white quartz vein @30° to c/a ;	19.0	0.1									
				Specimen 21.3m	20.0	0.0									
				lower contact @30° to c/a	21.0	0.0									
					22.0	0.0									
					23.0	0.0									
					24.0	0.1									
					25.0	0.1									
					26.0	0.0									
26.40	29.20	2.80	Mafic/ Ultramafic (Fractured)	**Mafic/ Ultramafic Intrusive (Fractured)** - moderately fractured ; black fine grained texture ;	27.0	0.0	450162	26.40	27.40	1.00	<5	2	8	18	120
				cut by numerous bands and irregular patches of pinkish mixtures of silica/Kspar ; occasional	28.0	0.0	450163	27.40	28.40	1.00	<5	2	6	33	122
				clasts of orthogneiss ;lower contact @ 20° to c/a	29.0	0.0	450164	28.40	29.20	0.80	<5	1	2	12	22
				Specimen 26.4m			450165	29.20	30.20	1.00	<5	3	3	7	28

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-03

From (m)	To (m)	Int (m)	Rock Unit	Description	Susceptibility Depth (m)	Magn Susc	Assays Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
29.20	33.60	4.40	Paragneiss	**Paragneiss** - gneissic laminations @ 25° to c/a ;	30.0	0.0									
				32.8 - 33.0m - iron-stained clay - 30-50 cm of broken core on either side of clay zone ;	31.0	0.0									
					32.0	0.0									
					33.0	0.0									
33.60	55.80	22.20	Granitoid	**Granitoid** - pinkish matrix ; laminated gneissic layering ; coarse textured quartz and feldspar			450167	44.70	45.70	1.00	<5	<1	<1	6	12
				very siliceous , very hard ; alignment of quartz along gneissosity ; trace disseminated pyrite ;											
				pyrite is patchy irregular distribution ; trace sulphide along some fractures ;											
				occasional rare 5 cm clasts of paragneiss											
				37.0m - gneissic layering @ 40° to c/a ;											
				42.0m - gneissic layering @ 15° to c/a ;											
				44.5m - gneissic layering @ 40° to c/a ;											
55.80	58.70	2.90	Massive Sulphide/ Sulphide Breccia	**Massive Sulphide/ Sulphide Breccia** - black , very fine-grained mafic/ultramafic intrusive			450168	55.40	55.80	0.40	<5	<1	<1	2	5
				host ; overall only 2-5% sulphide as open space infilling ; abundant angular clasts ;			450169	55.80	56.30	0.50	<5	7	16	771	533
				sulphide is pyrite with only trace pyrite and chalcopyrite;			450170	56.30	56.80	0.50	<5	31	140	983	1247
				56.7 - 56.9m - 35% sulphide (pyrite)			450171	56.80	57.90	1.10	8	7	23	26	322
				sharp lower contact @ 45° to c/a			450173	57.90	58.70	0.80	<5	24	44	294	507
58.70	59.80	1.10	Paragneiss	**Paragneiss** - fine grained			450174	58.70	59.80	1.10	<5	1	3	20	16
59.80	60.90	1.10	Paragneiss	**Paragneiss** -fine gneissic laminations @ 80° to c/a ; high mafic content ; small 0.25 cm			450176	59.80	60.90	1.10	<5	1	4	19	9
				clasts of quartz;											
60.90	67.60	6.70	Granitoid	**Granitoid** - coarse textured ; light grey with irregular pinkish patches ; gneissic layering	64.0	0.0	450177	67.10	67.60	0.50	<5	<1	2	81	144
				varies from 0o to 80o to c/a ; highly siliceous matrix; minor bluish quartz veinlets ;	65.0	0.0									
				occasional thin Kspar alteration alongside some fractures ;	66.0	0.0									
					67.0	0.0									

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-03

From (m)	To (m)	Int (m)	Rock Unit	Description	Susceptibility Depth (m)	Magn Susc	Assays Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
67.60	72.10	4.50	Mafic/ Ultramafic (Mineralized)	**Mafic/ Ultramafic (Mineralized)** - only sparsely mineralized ; 2% sulphide predominately	68.0	0.1	450178	67.60	68.60	1.00	8	3	4	24	475
				pyrite ? lesser pyrrhotite trace chalcopyrite ; sulphide as open space infilling ;	69.0	0.1	450179	68.60	69.60	1.00	5	6	2	93	235
				minor quartz veining ; sharp lower contact @ 20° to c/a	70.0	0.2	450181	69.60	70.60	1.00	7	6	6	101	409
				70.6 - 72.6m - intermixed granitoid and mafic/ultramafic intrusive @ 0-20° to c/a	71.0	0.1	450182	70.60	71.70	1.10	5	3	1	70	93
				occasional sulphide concentrations to 0.25cm across	72.0	0.0	450183	71.70	72.10	0.40	8	6	2	286	304
72.10	98.00	25.90	Granitoid (Silicified)	**Granitoid (Silicified)** - very high silica content ; light grey silica ; minor thin Kspar	73.0	0.1	450184	72.10	73.00	0.90	<5	<1	<1	9	10
				alongside some fractures ; occasional clasts of paragneiss and mafic/ultramafic? ;	74.0	0.1									
				mafic layering @ 5-10° to c/a ;	75.0	0.1									
				sections are fractured with silica infilling ; a few thin (5cm) bands of dark paragneiss ;	76.0	0.1									
				minor disseminated pyrite in paragneiss ; gneissosity @ 20-25° to c/a :	77.0	0.0									
				Specimen 94.4m - fractured silicified zone with Kspar clasts and silica infilling ;	78.0	0.0									
					79.0	0.0									
					80.0	0.2									
					81.0	0.0									
					82.0	0.0									
					83.0	0.0									
					84.0	0.0									
					85.0	0.1									
					86.0	0.0									
					87.0	0.0									
					88.0	0.0									
					89.0	0.0									
					90.0	0.1									
					91.0	0.1									

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-03

					Susceptibility		Assays								
From (m)	To (m)	Int (m)	Rock Unit	Description	Depth (m)	Magn Susc	Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
					92.0	0.0									
					93.0	0.1									
					94.0	0.1									
					95.0	0.0									
					96.0	0.0									
					97.0	0.0									
					98.0	0.1									
98.00			Granitoid	**Granitoid** - moderately gneissic layering @ 10-15° to c/a ; alignment of quartz along	99.0	0.0									
				gneissosity ;	100.0	0.0									
				103.5m - gneissic layering @ 40° to c/a ;	101.0	0.1									
				103.6 - 106.0m - some bands of paragneiss ;	102.0	0.1									
				105.0 - 106.0m - very broken core ;	103.0	0.0									
				106 - 108.2m - moderately broken	104.0	0.0									
				108.2m - gneissic layering @ 5-10° to c/a ;	105.0	0.0									
				EOH 108.20m (355 feet)	106.0	0.1									

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-04

Location Information

UTM North:	6841683	
UTM East:	509745	
Grid North:	550N	
Grid East:	30W	
Collar Elev.	308	
Orientation	Azimuth	Dip
Collar	124	-45
Depth	Metres	Feet
Length (m)	104.55	343

Purpose
Test Induced Polarization Chargeability Anomaly and Maxmin EM conductor
North of Kizan Showing - 55 g/t Pt over 0.4m - Airborne Conductor 10

General Information	
Date Started:	March 30, 2001
Date Completed:	April 2, 2001
Logged By:	D. Gorc
Drilled By:	Peak Exploration Inc.
Core Size:	BQ
Core Stored:	Camp Island - Rutledge Lake
Boxes of Core:	23
Target Area:	North Grid - Kizan Showing
Last Update:	

From (m)	To (m)	Int (m)	Rock Unit	Description	Susceptibility Depth (m)	Magn Susc	Assays Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
0.00	8.70	8.70	Casing	Casing											
8.70	11.30	2.60	Paragneiss	**Paragneiss** - Dark grey to black, fine gneissic banding ; high mafic content ;	9.0	0.0	450186	8.70	9.10	0.40	<5	3	3	202	72
				minor narrow silicified zones to 2cm across ; abundant thin (<1mm) pyrite quartz veinlets	10.0	0.0	450187	9.10	9.60	0.50	<5	3	3	121	66
				along gneissosity ; occasional discontinuous small 3mm long by 1mm wide concentrations of	11.0	0.1	450188	9.60	11.30	1.70	<5	4	5	33	48
				sulphide along gneissosity as small lenses ; abundant bluish quartz veinlets +/- sulphide											
				to 0.25cm wide along gneissosity											
				8.75m - gneissic layering @ 35° to c/a ;											
				10.5m - gneissic layering @ 45° to c/a ;											
11.30	17.00	5.70	Orthogneiss	**Orthogneiss** - gneissic laminated appearance ; alignment of quartz grains and mafics	12.0	0.1	450189	11.30	12.20	0.90	<5	2	<1	4	5
				along gneissosity ; pinkish matrix ; mafic bands often slightly magnetic	13.0	0.1									
				gneissic layering @ 45° to c/a ;	14.0	0.1									
					15.0	0.1									
					16.0	0.2									
					17.0	0.2									
17.00	27.60	10.60	Paragneiss	**Paragneiss** - lesser 10cm to 1m bands of orthogneiss ; dark coloured ; finely laminated	18.0	0.5	450191	24.90	25.90	1.00	<5	2	2	5	7
				(< 1mm) alternating of mafics and lighter coloured material ; minor sulphide/chlorite along	19.0	0.2	450192	25.90	27.00	1.10	<5	2	3	7	8
				fractures ; minor silicified/Kspar bands ;	20.0	0.2	450193	27.00	27.60	0.60	<5	2	4	34	26
				18.3m - gneissosity @ 55° to c/a ;	21.0	0.2									
				24.0m - gneissosity @ 55° to c/a ;	22.0	0.3									
				24.4m - broken core	23.0	0.2									

					Susceptibility		Assays								
From (m)	To (m)	Int (m)	Rock Unit	Description	Depth (m)	Magn Susc	Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
				24.9 - 27.0 m - orthogneiss ; gneissic layering @ 80° to c/a	24.0	0.3									
				27.0m - 5 cm wide band of mineralized mafic paragneiss @ 80° to c/a ; thin sulphide veinlets	25.0	0.2									
				along gneissosity ; 0.5m bluish quartz veinlet along contact ;	26.0	0.0									
					27.0	0.3									
27.60	35.60	8.00	Massive Sulphide/ Sulphide Breccia	**Massive Sulphide/ Sulphide Breccia** - black , very fine-grained mafic/ultramafic intrusive	28.0	0.4	450194	27.60	28.00	0.40	<5	5	13	199	158
				upper contact sharp @ 80o to c/a	29.0	2.2	450196	28.00	29.00	1.00	10	10	20	398	514
				Specimen 27.6m - orthogneiss- sulphide contact	30.0	5.5	450197	29.00	29.50	0.50	17	48	212	1352	1582
				sulphide veinlets to 3mm across as well as small 3mm by 1mm lensoid sulphide	31.0	4.1	450199	29.50	30.00	0.50	<5	34	87	1313	1489
				concentrations along gneissosity ; abundant bluish quartz veinlets +/- Kspar +/- sulphide	32.0	3.9	450200	30.00	30.50	0.50	6	7	15	315	253
				along gneisssosity ;	33.0	4.9	450202	30.50	31.00	0.50	98	49	121	1337	1950
				27.0 - 27.1m - quartz- Kspar breccia with Kspar altered clasts to 1 cm across ; irregular	34.0	1.1	450203	31.00	31.50	0.50	<5	26	98	1089	1215
				silica open space infilling ;	35.0	1.0	450204	31.50	32.00	0.50	10	24	83	1312	1019
				27.6 - 29m - lean section ; 2-3 % sulphide ; abundant thin bluish quartz veinlets along			450205	32.00	32.50	0.50	81	22	68	860	948
				gneissosity ;			450206	32.50	32.90	0.40	6	18	62	800	842
				29.0 - 29.5m - 15-35% sulphide ; largely pyrrhotite ; sulphides as irregular open space			450207	32.90	33.20	0.30	6	21	56	838	809
				infilling to 2cm across ; rounded clasts of mafic/ultramafic and/or paragneiss in sulphide ;			450208	33.20	33.50	0.30	<5	11	32	390	453
				29.5 - 30.0m - 35-80% sulphide ; largely pyrrhotite ; traces of chalcopyrite			450209	33.50	34.00	0.50	6	10	33	559	400
				30.0 - 30.2m - 30% sulphide ; largely pyrrhotite			450211	34.00	35.00	1.00	<5	6	15	383	210
				30.2 - 30.5m - silicified ; minor sulphide			450212	35.00	35.60	0.60	<5	2	2	134	60
				30.5 - 31.0m - 60-80% sulphide ; largely pyrrhotite ; traces of chalcopyrite											
				31.0 - 31.5m - 35-60% sulphide ; largely pyrrhotite											
				31.5 - 32m - 50-70% sulphide ; largely pyrrhotite											
				31.8m - metallic silver grey mineral											
				32 - 32.5m - 30-40% sulphide ; largely pyrrhotite											
				Note : patchy silification throughout											
				32.5 - 33m - 30-40% sulphide ; largely pyrrhotite											
				33 - 33.2m - 15% sulphide ; largely pyrrhotite											

Rutledge Lake Property - NWT
Drill Hole #: RL-01-04

					Susceptibility		Assays								
From (m)	To (m)	Int (m)	Rock Unit	Description	Depth (m)	Magn Susc	Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
				33.2 - 33.5m - 5-10% sulphide ; largely pyrrhotite											
				33.5 - 34m - 5% sulphide ; largely pyrrhotite											
				34 - 35.6 - 3% sulphide ; largely pyrrhotite											
35.60	40.00	4.40	Orthogneiss	**Orthogneiss** - gneissic laminated appearance ; alignment of quartz grains and mafics	36.0	0.5	450214	35.60	36.50	0.90	<5	2	<1	4	
				minor local thin bands of paragneiss ; occasional thin silicified/Kspar zones ;	37.0	0.6	450215	36.50	37.70	1.20	<5	2	1	3	4
				trace disseminated sulphide ;	38.0	0.6	450216	37.70	39.00	1.30	<5	3	4	66	4
				37.7 - 39.3m - largely paragneiss with a few 10cm bands of orthogneiss ;	39.0	0.5	450217	39.00	40.00	1.00	<5	1	<1	5	43
				37.7m contact @ 50° to c/a	40.0	1.7									
40.00	52.20	12.20	Massive Sulphide/ Sulphide Breccia	**Massive Sulphide/ Sulphide Breccia** - black , very fine-grained mafic/ultramafic intrusive	41.0	0.8	450218	40.00	40.80	0.80	8	39	99	2021	3
				sections are strongly silicified ; sulphide forms irregular open space infilling to 1.5 cm across	42.0	5.3	450219	40.80	41.30	0.50	52	4	8	392	1284
				abundant rounded clast of mafic/ultramafic intrusive and/or paragneiss to 1 cm across	43.0	10.0	450220	41.30	41.70	0.40	6	6	16	304	185
				Specimen 40.0m -mineralization contact ; 10 cm of intense silification ;	44.0	5.5	450221	41.70	42.30	0.60	<5	14	160	1652	303
				40 - 40.8m - 15-80% sulphide ; largely pyrrhotite trace chalcopyrite	45.0	2.2	450222	42.30	42.70	0.40	<5	14	27	1438	1294
				40.8 - 41.3m - 10-35% sulphide ; largely pyrrhotite	46.0	9.0	450224	42.70	43.50	0.80	6	62	120	2035	590
				41.3 - 41.8m - 10-35% sulphide ; largely pyrrhotite	47.0	7.6	450225	43.50	44.00	0.50	16	44	90	2863	2482
				41.8 - 42.2m - 5-10% sulphide ; largely pyrrhotite	48.0	11.0	450226	44.00	44.50	0.50	7	53	288	1039	1785
				Specimen 42.0m - lean sulphide section	49.0	3.8	450228	44.50	45.00	0.50	22	9	44	3045	2140
				42.2 - 42.8m - 5-10% sulphide ; largely pyrrhotite ; some replacement of pyrrhotite by pyrite?	50.0	7.3	450229	45.00	45.70	0.70	10	60	174	1421	892
				42.8 - 43.5m - 25-80% sulphide ; largely pyrrhotite trace chalcopyrite ; patchy silification	51.0	0.4	450231	45.70	46.50	0.80	<5	60	131	2438	2167
				Specimen 43.4m - sulphide	52.0	0.5	450232	46.50	47.00	0.50	62	53	419	2375	2207
				Specimen 43.8m - sulphide			450233	47.00	47.80	0.80	9	62	186	1461	2054
				43.5 - 44m - 40% sulphide ; largely pyrrhotite			450234	47.80	48.30	0.50	<5	75	106	1240	2628
				44 - 44.5m - 10-75% sulphide ; largely pyrrhotite			450235	48.30	48.80	0.50	<5	38	102	4736	3409
				44.5 - 45m - 5-10% sulphide ; largely pyrrhotite			450236	48.80	49.30	0.50	25	35	101	8946	1762
				Specimen 45.0m - sulphide			450237	49.30	49.80	0.50	7	43	124	2722	1336
				45 - 45.7m - 25-50% sulphide ; largely pyrrhotite			450239	49.80	50.60	0.80	7	38	82	1777	1871

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-04

From (m)	To (m)	Int (m)	Rock Unit	Description	Susceptibility Depth (m)	Magn Susc	Assays Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
				45.7 - 46.5m - 40-80% sulphide ; largely pyrrhotite			450240	50.60	51.10	0.50	16	24	20	642	1690
				50.8 m - start of leaner sulphide content			450241	51.10	51.80	0.70	55	14	7	472	837
				Specimen 51.9m			450243	51.80	52.30	0.50	<5	20	24	232	322
				51.3 - 51.35m - 40% sulphide ; largely pyrrhotite											
				lower contact @ 50° to c/a											
52.20	61.00	8.80	Paragneiss	**Paragneiss** - lesser 10cm to 1m bands of orthogneiss ; dark coloured ; finely laminated	53.0	0.9	450244	52.30	52.80	0.50	<5	4	9	106	306
				alternating 1mm to 3mm mafic and light coloured bands ;	54.0	0.9	450245	52.80	53.70	0.90	<5	3	9	79	135
				52.2 - 52.5m - silicified	55.0	0.9	450247	53.80	54.80	1.00	<5	4	9	150	76
				55.1m - gneissosity @ 75° to c/a ;	56.0	0.6	450248	54.80	56.20	1.40	<5	4	4	116	110
				57.0m - gneissosity @ 55° to c/a ;	57.0	0.7	450249	56.20	57.20	1.00	<5	3	5	35	75
					58.0	0.8	450250	57.20	58.00	0.80	<5	2	4	37	48
					59.0	0.7	450251	58.00	59.10	1.10	<5	3	4	73	35
					60.0	1.1	450252	59.10	60.60	1.50	<5	2	10	21	58
					61.0	0.9	450254	60.60	61.00	0.40	<5	3	4	32	25
61.00	66.70	5.70	Paragneiss (Silicified)	**Paragneiss (Silicified)**	62.0	0.8	450255	61.00	61.90	0.90	<5	2	3	10	37
				61.0 - 66.7m - intense silification ; light grey ; texture largely obliterated ; trace disseminated	63.0	0.8	450256	61.90	63.60	1.70	<5	2	2	13	14
				sulphide ; occasional 1 cm bands with higher sulphide content ;	64.0	0.8	450257	63.60	64.00	0.40	<5	2	4	21	22
				63 - 66.7m - texture largely preserved	65.0	0.8	450259	64.00	65.50	1.50	<5	2	4	40	34
				bluish quartz-Kspar veinlets to 1 cm common	66.0	0.8	450260	65.50	66.70	1.20	<5	3	6	115	44
				Specimen 63m											
				lower contact @ 60° to c/a											
66.70	71.20	4.50	Orthogneiss	**Orthogneiss** - moderate gneissic layering ; abundant thin lenses and veinlets of bluish	67.0	0.9	450261	66.70	67.50	0.80	<5	1	1	5	74
				quartz ; light grey ; high silica content	68.0	0.1									
				68.0 - 71.2m - increasing Kspar alteration	69.0	0.1									
					70.0	0.2									
					71.0	0.1									

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-04

					Susceptibility		Assays								
From (m)	To (m)	Int (m)	Rock Unit	Description	Depth (m)	Magn Susc	Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
71.20			Paragneiss	**Paragneiss** - dark coloured ; finely laminated ; 1-2mm bands of mafics ;	72.0	0.3	450262	79.00	80.00	1.00	<5	2	3	45	6
				patchy silification ; notable bluish quartz/Kspar veinlets to 2 cm ;	73.0	0.1	450263	91.80	92.20	0.40	<5	2	<1	22	39
				occasional pyrite/chlorite crosscutting veinlets @ 0-5° to c/a ; trace disseminated sulphide	74.0	0.1									
				minor bands of granitoid ; upper contact @ 70o to c/a ;	75.0	0.1									
				occasional 10-20cm bands of paragneiss but not common ; some sections slightly pinkish	76.0	0.1									
				78.5m - gneissosity @ 85° to c/a ;	77.0	0.2									
				80.9 - 81.5m - granitoid ; siliceous	78.0	0.3									
				83.4 - 84.0m - granitoid ; siliceous	79.0	0.3									
				85.8 - 81.8m - granitoid	80.0	0.2									
				88m - gneissosity @ 50° to c/a ;	81.0	0.4									
				93.5m - gneissosity @ 35° to c/a ;	82.0	0.3									
				96.5m - gneissosity @ 40° to c/a ;	83.0	0.3									
					84.0	0.3									
					85.0	0.1									
					86.0	0.0									
					87.0	0.0									
					88.0	0.1									
					89.0	0.0									
					90.0	0.0									
					91.0	0.0									
					92.0	0.1									
					93.0	0.0									
					94.0	0.0									
					95.0	0.0									
					96.0	0.0									
					97.0	0.0									
					98.0	0.0									
					99.0	0.0									

					Susceptibility		Assays								
From (m)	To (m)	Int (m)	Rock Unit	Description	Depth (m)	Magn Susc	Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
					100.0	0.0									
					101.0	0.0									
					102.0	0.0									
					103.0	0.0									
				EOH - 104.5m (343 feet)	104.0	0.0									

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-05

Location Information		
UTM North:	6841860	
UTM East:	509745	
Grid North:	400N	
Grid East:	25W	
Collar Elev.	308.00	
Orientation	Azimuth	Dip
Collar	124.00	-45
Depth	Metres	Feet
Length (m)	110.64	363

Purpose
Test extension of Kizan Showing - 55 g/t Pt over 0.4m and Maxmin EM conductor
- Airborne Conductor 10

General Information	
Date Started:	April 4, 2001
Date Completed:	April 6, 2001
Logged By:	D. Gorc
Drilled By:	Peak Exploration Inc.
Core Size:	BQ
Core Stored:	Camp Island - Rutledge Lake
Boxes of Core:	25
Target Area:	North Grid - Kizan Showing
Last Update:	

From (m)	To (m)	Int (m)	Rock Unit	Description	Susceptibility Depth (m)	Magn Susc	Assays Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
0.00	6.60	6.60	Casing	Casing											
6.60	15.30	8.70	Paragneiss	**Paragneiss** - Dark grey to white speckled appearance ; minor bands of orthogneiss	7.0	0.1									
				narrow silicified (1 - 1m across) most bands 1-10cm ; where silicified original texture is	8.0	0.2									
				destroyed ; very minor bluish quartz veinlets along gneissosity	9.0	0.1									
				6.6 - 6.8m - 0.25cm bluish quartz veinlet @ 5-10° to c/a	10.0	0.0									
				7.8m - contact with orthogneiss band @ 75° to c/a	11.0	0.1									
				Specimen 8.0m	12.0	0.1									
				12.0m - gneissosity @ 75° to c/a ;	13.0	0.1									
					14.0	0.1									
					15.0	0.1									
15.30	21.30	6.00	Paragneiss (Silicified)	**Paragneiss (Silicified)** - strongly silicified ; light to medium grey ;gneissic layering of mafics	16.0	0.1									
				visible ;some clasts of mafic/ultramafic intrusive? to 1.5 cm wide but most clasts 0.25-0.5 cm	17.0	0.1									
				sharp upper contact @ 75° to c/a ;	18.0	0.0									
				16.2m - gneissosity @ 65° to c/a ;	19.0	0.1									
				Specimen 18.7m - clasts of mafic/ultramafic ?	20.0	0.1									
				Specimen 18.7m - clasts of mafic/ultramafic ?	21.0	0.1									
21.30	31.00	9.70	Paragneiss	**Paragneiss** - similar to 6.6 to 15.3m except noticeably more silicified bands (0.5 to 20cm)	22.0	0.2	450264	24.50	25.90	1.40	<5	2	3	54	59
				occasional narrow 1-2 mm bands of sulphide along gneissosity ;	23.0	0.1	450265	25.90	27.40	1.50	<5	2	3	52	61
				21.5m - gneissosity @ 80° to c/a ;	24.0	0.1	450267	27.40	28.80	1.40	<5	2	2	41	34
				25.5m -start to see narrow 1-2 mm bands of sulphide along gneissosity	25.0	0.1	450268	28.80	29.80	1.00	<5	3	1	75	50

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-05

					Susceptibility		Assays								
From (m)	To (m)	Int (m)	Rock Unit	Description	Depth (m)	Magn Susc	Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
				Specimen 18.7m - small lenses of sulphide and crosscutting thin chlorite/pyrite veinlets ;	26.0	0.1	450269	29.80	31.00	1.20	<5	2	2	90	39
					27.0	0.8									
					28.0	0.3									
					29.0	0.2									
					30.0	0.4									
31.00	33.50	2.50	Orthogneiss	**Orthogneiss** - gneissic laminated appearance ; alignment of quartz grains and mafics	31.0	0.3	450270	31.00	31.50	0.50	<5	1	1	4	6
				high silica content ; overall pinkish colour but variable ;	32.0	0.2	450271	31.50	32.00	0.50	<5	1	1	5	8
					33.0	0.2	450273	33.10	33.50	0.40	<5	<1	1	21	13
33.50	36.30	2.80	Paragneiss (Mineralized)	**Paragneiss (Weakly Mineralized)** - 1-2 % sulphide	34.0	0.1	450274	33.50	34.40	0.90	<5	3	11	207	130
					35.0	0.3	450276	34.40	35.40	1.00	<5	3	12	118	96
					36.0	0.2	450277	35.40	36.30	0.90	<5	3	30	74	65
36.30	38.20	1.90	Massive Sulphide/ Sulphide Breccia	**Massive Sulphide/ Sulphide Breccia** - black , very fine-grained mafic/ultramafic intrusive	37.0	0.3	450278	36.30	36.60	0.30	31	26	61	1160	1700
				sulphides infilling irregular open spaces ; 3-5% sulphide ; pyrrhotite , lesser pyrite minor	38.0	1.8	450279	36.60	37.50	0.90	44	21	40	1404	1018
				chalcopyrite ; minor 10 cm sections of 10% sulphide ;			450280	37.50	38.20	0.70	9	21	31	2493	1453
				37.9 - 38.1m - 75% sulphide ; broken core along both contacts ; perhaps hosted by											
				paragneiss											
38.20	44.80	6.60	Paragneiss (Mineralized)	**Paragneiss (Weakly Mineralized)** - 1-2 % sulphide ; similar to 33.5 - 36.3m except	39.0	0.3	450281	38.20	38.50	0.30	<5	18	29	810	747
				more mineralized : 3-5% sulphide with concentrations of sulphide to 0.25cm ; sulphide	40.0	0.3	450282	38.50	39.50	1.00	<5	7	22	308	280
				veinlets to 1mm along gneissosity also crosscutting thin chlorite/pyrite veinlets ;	41.0	0.6	450284	39.50	39.90	0.40	<5	2	6	59	69
				42.5 - 42.7m - 15% sulphide	42.0	0.7	450285	39.90	41.40	1.50	<5	9	21	419	369
					43.0	0.5	450286	41.40	42.40	1.00	7	19	32	2049	979
					44.0	0.4	450287	42.40	42.80	0.40	8	9	32	388	347
							450288	42.80	43.80	1.00	<5	5	14	83	99

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-05

					Susceptibility		Assays								
From (m)	To (m)	Int (m)	Rock Unit	Description	Depth (m)	Magn Susc	Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
							450290	43.80	44.80	1.00	<5	2	8	39	54
44.80	56.10	11.30	Paragneiss	**Paragneiss** - dark grey with blotchy slightly pinkish patches ;minor silicified bands (1 to 2cm)	45.0	0.3	450291	44.80	45.80	1.00	<5	2	14	16	25
				fairly abundant bluish quartz/Kspar veinlets to 1mm parallel to gneissosity ;	46.0	0.4	450292	55.60	56.10	0.50	<5	2	2	12	28
				54.1 - 54.4m - grainitoid ; contact @ 45° to c/a;	47.0	0.4									
					48.0	0.3									
					49.0	0.4									
					50.0	0.4									
					51.0	0.4									
					52.0	0.4									
					53.0	0.5									
					54.0	0.4									
					55.0	0.4									
					56.0	0.4									
56.10	83.70	27.60	Granitoid	**Granitoid** - pinkish matrix ; slightly gneissic ; coarse textured quartz and feldspar	59.0	0.0	450293	56.10	56.60	0.50	<5	1	3	9	24
				hard siliceous ; variable light grey to blotchy pink ; marked by lenses of quartz and mafics	60.0	0.0									
				sharp upper contact @ 50° to c/a	61.0	0.0									
				Specimen 70.1m	62.0	0.0									
					63.0	0.1									
					64.0	0.1									
					65.0	0.0									
					66.0	0.0									
					67.0	0.0									
					68.0	0.1									
					69.0	0.1									
					70.0	0.1									
					71.0	0.1									
					72.0	0.1									

Rutledge Lake Property - NWT
Drill Hole #: RL-01-05

From (m)	To (m)	Int (m)	Rock Unit	Description	Susceptibility Depth (m)	Magn Susc	Assays Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
					73.0	0.1									
					74.0	0.0									
					75.0	0.2									
					76.0	0.2									
					77.0	0.0									
					78.0	0.0									
					79.0	0.0									
					80.0	0.1									
					81.0	0.1									
					82.0	0.1									
					83.0	0.1									
83.70	94.30	10.60	Paragneiss	**Paragneiss** - Dark grey to white speckled appearance ; variable silicified zones 1cm to 1m ;	84.0	0.1									
				85.1 - 86.1m - intensely silicified ; light grey ; most of original texture is obliterated ;	85.0	0.1									
				noticeable bluish quartz/Kspar veinlets (2mm to 1.5 cm wide) with 10-20 cm sections	86.0	0.2									
				containing abundant veinlets ;	87.0	0.2									
				91.5m - gneissosity @ 55° to c/a ;	88.0	0.1									
				91.5 - 92.2m - orthogneiss ; pinkish matrix	89.0	0.0									
					90.0	0.0									
					91.0	0.0									
					92.0	0.0									
					93.0	0.0									
					94.0	0.0									
94.30			Orthogneiss	**Orthogneiss** - gneissic laminated appearance ; alignment of quartz grains and mafics	95.0	0.0									
					96.0	0.0									
					97.0	0.3									
					98.0	0.3									
					99.0	0.1									

From (m)	To (m)	Int (m)	Rock Unit	Description	Susceptibility Depth (m)	Magn Susc	Assays Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
					100.0	0.0									
					101.0	0.0									
					102.0	0.1									
					103.0	0.2									
					104.0	0.0									
					105.0	0.0									
					106.0	0.2									
					107.0	0.4									
					108.0	0.3									
					109.0	0.3									
				EOH - 110.6m (363 feet)	110.0	0.1									

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-06

Location Information		
UTM North:	6841697	
UTM East:	509725	
Grid North:	550N	
Grid East:	50W	
Collar Elev.	308.00	
Orientation	Azimuth	Dip
Collar	124.00	-45
Depth	Metres	Feet
Length (m)	103.63	340

Purpose
Test extension of Kizan Showing - 55 g/t Pt over 0.4m and Maxmin EM conductor
- Airborne Conductor 10

General Information	
Date Started:	April 6, 2001
Date Completed:	April 8, 2001
Logged By:	D. Gorc
Drilled By:	Peak Exploration Inc.
Core Size:	BQ
Core Stored:	Camp Island - Rutledge Lake
Boxes of Core:	23
Target Area:	North Grid - Kizan Showing
Last Update:	

					Susceptibility		Assays								
From (m)	To (m)	Int (m)	Rock Unit	Description	Depth (m)	Magn Susc	Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
0.00	7.20	7.20	Casing	Casing											
7.20	10.50	3.30	Orthogneiss	**Orthogneiss** - gneissic laminated appearance ; alignment of quartz grains and mafics	8.0	0.1									
				greyish to pinkish matrix ; crosscutting chlorite/pyrite very thin veinlets @ 10-15° to c/a	9.0	0.0									
				8.0m - gneissosity @ 50o to c/a ; hard ,siliceous ;	10.0	0.1									
				9.1 - 9.5m - Paragneiss ; dark coloured finely laminated; lower contact @ 60° to c/a											
				lower contact of orthogneiss @ 45° to c/a											
10.50	24.30	13.80	Paragneiss (Silicified)	**Paragneiss (Silicified)** - variably silicified ; dark to medium grey ;gneissic layering of mafics	11.0	0.0	450294	15.2	15.5	0.3	<5	4	6	140	105
				laminated appearance ; much of original texture obliterated ; silification is patchy and variable	12.0	0.3	450295	15.5	16.5	1	5	4	6	124	99
				although generally strong ; some chlorite/pyrite veinlets but not abundant ;	13.0	0.1	450296	16.50	17.50	1.00	<5	4	5	88	85
				occasional quartz/Kspar veinlets to 1cm wide along gneissosity but not abundant ;	14.0	0.1	450298	17.50	18.50	1.00	<5	4	11	57	64
				occasional irregular 0.25cm bands of sulphide concentrations alongside bluish quartz/Kspar	15.0	0.1	450299	18.50	19.00	0.50	<5	3	11	60	76
				veinlets ;	16.0	0.3	450300	19.00	19.50	0.50	<5	3	5	45	73
				Specimen 14.2m	17.0	0.1	450302	19.50	21.30	1.80	<5	2	4	21	48
				15.0m - gneissosity @ 45° to c/a ;	18.0	0.0	450303	21.30	22.80	1.50	<5	2	6	96	64
				15.2m - start to see sporadic small concentrations of sulphide	19.0	0.1	450304	22.80	24.30	1.50	<5	3	6	112	64
				15.2 - 15.3m -15% sulphide in small irregular 0.1 to 0.5 cm concentrations ;predominately po	20.0	0.0									
				Specimen 16.4m -bluish quartz/Kspar veinlet with sulphide concentration alongside ;	21.0	0.0									
				15.2 - 18.0m -small irregular 0.1 to 0.5 cm concentrations of sulphide to 0.25cm across ;	22.0	0.1									
				some alongside bluish/Kspar veinlets but not all ;	23.0	0.2									
				21.3 - 21.8m - slightly fractured ; 2-3% sulphide ;thin 1mm sulphide veinlets @ 15-75° to c/a	24.0	0.0									
				; occasional small open space infillings of sulphide to 0.2m across											

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-06

					Susceptibility		Assays								
From (m)	To (m)	Int (m)	Rock Unit	Description	Depth (m)	Magn Susc	Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
				23.4 m - 2 thin sulphide veinlets @ 35-45° to c/a ; crosscutting gneissosity											
				Note: crosscutting chlorite/pyrite veinlets contain no quartz or calcite											
24.30	29.70	5.40	Granitoid	**Granitoid** - pinkish matrix ; slightly gneissic ; coarse textured quartz and feldspar	25.0	0.0	450305	24.30	27.70	3.40	<5	<1	<1	9	7
				Specimen 26.0m	26.0	0.0	450307	28.50	29.70	1.20	<5	<1	<1	2	3
				29.7m -lower contact @ 45° to c/a	27.0	0.0									
					28.0	0.0									
					29.0	0.0									
29.70	31.20	1.50	Paragneiss (Mineralized)	**Paragneiss (Weakly Mineralized)** -dark coloured gneissic laminated appearance ;	30.0	0.0	450308	29.70	30.50	0.80	<5	4	5	186	80
				3-5% sulphide as small concentrations to 2mm across and thin 1mm sulphide veinlets	31.0	0.0	450309	30.50	31.20	0.70	<5	2	8	29	43
				along gneissosity ; also occasional chlorite/pyrite veinlets ;											
31.20	41.50	10.30	Orthogneiss	**Orthogneiss** - gneissic laminated appearance ; alignment of quartz grains and mafics	32.0	0.0	450310	31.20	31.70	0.50	<5	<1	<1	3	5
				high silica content ; hard ,siliceous ; overall pinkish colour but variable ;	33.0	0.0	450311	31.70	32.90	1.20	<5	1	1	4	6
				traces of pyrite along some quartz layers ; occasional chlorite/pyrite along gneissosity	34.0	0.1	450312	37.30	37.80	0.50	<5	3	6	150	74
				36.0m - gneissosity @ 65° to c/a ;	35.0	0.0	450314	37.80	38.40	0.60	<5	<1	<1	14	12
				Specimen 36.5m	36.0	0.0	450315	38.40	38.90	0.50	<5	2	3	30	50
				37.3 - 37.8m -dark coloured mafic paragneiss ? trace sulphide ;	37.0	0.0	450316	38.90	39.90	1.00	<5	1	<1	3	5
				37.8 - 38.4m -orthogneiss	38.0	0.0									
				38.4 - 38.9m -dark coloured mafic paragneiss ? trace sulphide ;	39.0	0.0	450317	41.00	41.50	0.50	<5	<1	1	2	4
				lower contact @ 75° to c/a	40.0	0.0									
					41.0	0.0									
41.50	49.90	8.40	Paragneiss (Mineralized)	**Paragneiss (Weakly to Moderately Mineralized)** -dark coloured gneissic laminated ;	42.0	0.0	450318	41.50	42.10	0.60	<5	4	4	87	87
				thin ,wispy 1mm wide by 2mm long concentrations of sulphide along gneissosity ;	43.0	0.1	450320	42.10	42.90	0.80	<5	3	10	126	59
				pyrrhotite ,lesser pyrite minor chalcopyrite ; also alongside thin 0.2cm to 1cm wide bluish	44.0	0.1	450321	42.90	43.90	1.00	<5	<1	2	4	6
				quartz/Kspar veinlets ; 2-5% sulphide	45.0	0.1	450322	43.90	44.40	0.50	<5	3	8	96	74
				Unit is mafic ; may include sections of mafic/ultramafic intrusive ?	46.0	0.1	450323	44.40	44.90	0.50	<5	1	2	10	10

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-06

From (m)	To (m)	Int (m)	Rock Unit	Description	Susceptibility Depth (m)	Susceptibility Magn Susc	Assays Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
				abundant bluish quartz/Kspar veinlets along gneissosity ;	47.0	0.1	450324	44.90	45.90	1.00	<5	2	7	97	51
				occasional 10-80 cm bands of orthogneiss ;	48.0	0.0	450326	45.90	46.50	0.60	<5	3	16	123	70
				43.7m - gneissosity @ 65° to c/a ;	49.0	0.0	450327	46.50	48.00	1.50	<5	<1	1	10	7
				42.9 - 43.9m - pinkish orthogneiss ; hard ; siliceous			450329	48.00	48.50	0.50	<5	2	5	54	38
				Specimen 42.0m - moderately mineralized ; trace chalcopyrite			450330	48.50	48.80	0.30	<5	5	9	100	154
				44.4 - 44.7m -orthogneiss ; hard ; siliceous			450331	48.80	49.90	1.10	<5	3	6	66	73
				45.9 - 46.5m - only trace sulphide											
				46.5 - 48.0m - pinkish orthogneiss ; hard ; siliceous											
				48.5 - 48.6m - sulphide breccia ; mafic/ultramafic dyke ? Black fine grained matrix ;											
				Specimen 48.5m											
				48.6 - 49.9m - abundant thin (1mm) sulphide veinlets											
49.90	64.90	15.00	Massive Sulphide/ Sulphide Breccia	**Massive Sulphide/ Sulphide Breccia** - black , very fine-grained mafic/ultramafic intrusive	50.0	0.1	450332	49.90	50.40	0.50	26	33	200	2875	1813
				Sulphide is largely pyrrhotite infilling angular open spaces 2 cm across ; crosscutting	51.0	0.2	450333	50.40	51.30	0.90	<5	10	70	224	384
				thin (1mm) chlorite/pyrite veinlets ; rounded clasts of mafic/ultramafic intrusive in sulphide ;	52.0	3.4	450334	51.30	51.80	0.50	<5	15	65	995	1242
				49.9 - 50.4m - 5-20% sulphide predominately pyrrhotite	53.0	2.7	450336	51.80	52.30	0.50	15	31	123	1653	1591
				50.4 - 51.3 - 2-3% sulphide with a few sections of 15% sulphide ; one 10 cm band of	54.0	4.1	450337	52.30	52.80	0.50	113	26	87	1835	1417
				orthogneiss ;	55.0	5.5	450339	52.80	53.30	0.50	12	38	264	2237	1500
				51.3 - 51.8m - 5-35% sulphide predominately pyrrhotite ,lesser pyrite minor chalcopyrite	56.0	3.1	450340	53.30	54.30	1.00	11	21	55	1240	881
				51.8 - 52.3m - 10-40% sulphide predominately pyrrhotite ,lesser pyrite minor chalcopyrite	57.0	7.2	450341	54.30	54.80	0.50	<5	26	61	1130	1224
				52.3 - 52.8m - 10-40% sulphide	58.0	1.8	450342	54.80	55.50	0.70	28	43	163	2190	2134
				52.8 - 53.3m - 25-50% sulphide predominately pyrrhotite ,lesser pyrite minor chalcopyrite	59.0	4.2	450343	55.50	56.30	0.80	51	16	53	880	702
				53.3 - 54.3m - 5-35% sulphide	60.0	4.2	450344	56.30	56.80	0.50	8	25	73	969	1079
				54.3 - 54.8m - 15-50% sulphide	61.0	0.8	450345	56.80	57.30	0.50	<5	24	98	827	980
				54.8 - 55.5m - 25-75% sulphide predominately pyrrhotite ;rounded clasts of mafic/ultramafic	62.0	0.0	450347	57.30	58.00	0.70	19	20	95	1243	768
				in sulphide ;	63.0	2.6	450348	58.00	58.50	0.50	60	6	16	390	201
				55.5 - 56.3m - 5-20% sulphide	64.0	0.2	450349	58.50	59.00	0.50	8	22	85	1264	985
				56.3 - 58.0m - 5-20% sulphide			450350	59.00	59.50	0.50	6	31	100	1415	1129

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-07

Location Information		
UTM North:	6841697	
UTM East:	509725	
Grid North:	550N	
Grid East:	50W	
Collar Elev.	308.00	
Orientation	Azimuth	Dip
Collar	124.00	-65
Depth	Metres	Feet
Length (m)	87.77	265

Purpose
Test extension of Kizan Showing - 55 g/t Pt over 0.4m and Maxmin EM conductor
- Airborne Conductor 10

General Information	
Date Started:	April 8, 2001
Date Completed:	April 9, 2001
Logged By:	D. Gorc
Drilled By:	Peak Exploration Inc.
Core Size:	BQ
Core Stored:	Camp Island - Rutledge Lake
Boxes of Core:	18
Target Area:	North Grid - Kizan Showing
Last Update:	

From (m)	To (m)	Int (m)	Rock Unit	Description	Susceptibility Depth (m)	Magn Susc	Assays Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
0.00	4.90	4.90	Casing	Casing											
4.90	27.50	22.60	Paragneiss (Mineralized)	**Paragneiss (Weakly Mineralized)** -dark coloured gneissic laminated appearance ;	5.0	0.1	450374	4.90	6.10	1.20	<5	2	8	22	27
				high mafic content ; 0.2-1% sulphide ; occasional small 1mm concentrations of sulphide	6.0	0.2	450375	6.10	7.80	1.70	<5	3	8	77	89
				along gneissosity ; occasional crosscutting chlorite/pyrite veinlets ;	7.0	0.3	450376	7.80	9.10	1.30	<5	2	7	23	28
				occasional small (3mm) lenses of silica with sulphide along gneissosity ;	8.0	0.1	450377	9.10	10.50	1.40	<5	2	6	23	38
				occasional 5-20cm bands of orthogneiss ; pinkish ; siliceous ;	9.0	0.2	450378	10.50	11.50	1.00	<5	3	10	68	82
				minor zones of silification ;	10.0	0.1	450380	11.50	13.00	1.50	<5	2	6	55	57
				4.9 - 7.0m - black ; very mafic ; possible fine grained mafic/ultramafic intrusive ?	11.0	0.3	450381	13.00	13.60	0.60	<5	3	7	27	39
				Specimen 6.4m	12.0	0.1	450382	24.40	25.10	0.70	<5	3	8	52	48
				7.0m - gneissosity @ 50° to c/a ;	13.0	0.2	450383	25.10	25.50	0.40	<5	5	8	224	140
				10.1m - malachite along chlorite fracture	14.0	0.2	450384	25.50	26.50	1.00	<5	5	6	222	132
				occasional 1-2cm zones of disseminated sulphide alongside siliceous bands ;	15.0	0.2	450385	26.50	27.50	1.00	<5	2	5	56	39
				13.0m - gneissosity @ 40° to c/a ;	16.0	0.2									
				13.0m - sulphide content diminishes considerably to occasional thin 1mm veinlets along	17.0	0.4									
				gneissosity ;	18.0	0.3									
				17.0m - gneissosity @ 45° to c/a ;	19.0	0.3									
				22.1 - 22.6m - intensely silicified ; some pinkish intermixed Kspar	20.0	0.4									
				24.0m - gneissosity @ 80° to c/a ;	21.0	0.5									
				25.2 - 25.4m - sulphide breccia ; 5-10% sulphide ; irregular sulphide open space infilling	22.0	0.2									
				to 0.5cm across ; sulphide veinlets as well ;	23.0	0.3									
					24.0	0.5									
					25.0	0.4									

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-07

From (m)	To (m)	Int (m)	Rock Unit	Description	Susceptibility Depth (m)	Magn Susc	Assays Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
					26.0	0.6									
					27.0	0.4									
27.50	51.50	24.00	Granitoid /Orthogneiss	**Granitoid /Orthogneiss** - varies from slightly gneissic to moderately gneissic ; pinkish	28.0	0.4	450386	27.50	28.00	0.50	<5	2	2	6	4
				matrix ; hard siliceous ;	29.0	0.5	450388	50.90	51.50	0.60	<5	1	2	11	10
				upper contact sharp @ 75° to c/a	30.0	0.4									
				31.2m - gneissosity @ 25° to c/a ;	31.0	0.0									
				crosscutting thin Kspar selvages alongside crosscutting fractures @ 30° to c/a ;	32.0	0.1									
				33.0m - gneissosity @ 30° to c/a ;	33.0	0.1									
				39.0m - more prominent gneissic layering laminations ; thin (1-2mm) mafic bands	34.0	0.0									
				39.6m - gneissosity @ 45° to c/a ;	35.0	0.1									
					36.0	0.1									
					37.0	0.0									
					38.0	0.0									
					39.0	0.1									
					40.0	0.1									
					41.0	0.1									
					42.0	0.0									
					43.0	0.0									
					44.0	0.0									
					45.0	0.0									
					46.0	0.0									
					47.0	0.1									
					48.0	0.0									
					49.0	0.2									
					50.0	0.0									
					51.0	0.1									
51.50	55.40	3.90	Paragneiss	**Paragneiss** - dark coloured ; very mafic ; abundant bluish quartz veinlets to 0.25cm along	52.0	0.1	450389	51.50	52.60	1.10	<5	3	4	106	68

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-07

From (m)	To (m)	Int (m)	Rock Unit	Description	Susceptibility Depth (m)	Magn Susc	Assays Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
				gneissosity ; occasional 5-10cm silicified sections with minor Kspar ; occasional	53.0	0.0	450390	52.60	53.60	1.00	<5	2	25	49	46
				thin (1mm) sulphide veinlets along gneissosity ; occasional small 1mm concentrations	54.0	0.1	450391	53.60	54.00	0.40	<5	22	77	91	59
				of sulphide ; may contain short sections of mafic/ultramafic intrusive ?	55.0	0.0	450393	54.00	55.00	1.00	<5	3	3	28	42
				upper contact @ 60° to c/a			450394	55.00	55.40	0.40	35	7	23	388	341
				Specimen 52.3m											
				53.0m - gneissosity @ 55° to c/a ;											
				55.0m - 5cm of 5% sulphide ; small 1-2mm wide by 10mm long lenses of sulphide along											
				gneissosity ;											
				55.05 - 55.4m - intensely silicified											
55.40	63.30	7.90	Massive Sulphide/ Sulphide Breccia	**Massive Sulphide/ Sulphide Breccia** - black , very fine-grained mafic/ultramafic intrusive ;	56.0	0.0	450395	55.40	55.90	0.50	15	94	231	1710	3284
				50-85% sulphide ;	57.0	0.1	450396	55.90	56.40	0.50	70	66	208	2176	3527
				Sulphide is largely pyrrhotite ,lesser pyrite minor chalcopyrite ; crosscutting thin (1mm)	58.0	1.7	450398	56.40	57.00	0.60	17	38	108	4924	2139
				chlorite/pyrite veinlets ; rounded clasts 2 cm across of mafic/ultramafic intrusive in sulphide ;	59.0	0.3	450399	57.00	57.80	0.80	<5	4	6	2180	3062
				also clasts of paragneiss ; approximately 50% of each rock type ;	60.0	0.7	450400	57.80	58.40	0.60	8	29	137	2855	2866
				occasional irregular small open space vugs ;	61.0	0.3	450401	58.40	58.90	0.50	5	12	12	2108	818
				Specimen 55.5m	62.0	0.0	450402	58.90	59.60	0.70	23	88	245	849	2548
				56.4 - 57.0m - two 20cm zones with only trace sulphide ; silicified	63.0	0.2	450403	59.60	60.00	0.40	7	13	25	520	516
				58.4 - 58.9m - lean sulphide section ; 5 thin 1mm sulphide veinlets @ 50° to c/a			450404	60.00	61.10	1.10	<5	7	18	605	546
				59.0 m - 1-5% sulphide as small 1-4mm wide concentrations of sulphide ;			450405	61.10	61.40	0.30	<5	3	3	162	110
				61.5 - 62.0m - granitoid ; coarse textured			450406	61.40	62.10	0.70	<5	<1	<1	6	7
							450407	62.10	63.80	1.70	26	57	23	1991	2208
63.80	72.40	8.60	Mafic/ Ultramafic	**Mafic/ultramafic Intrusive -**	65.0	0.0	450408	63.80	64.70	0.90	<5	3	2	69	104
				dark coloured ; very mafic ; abundant bluish quartz veinlets to 0.25cm ;	66.0	0.1	450410	64.70	66.10	1.40	<5	3	3	38	83
				; occasional 5-10cm silicified sections with minor Kspar ; occasional	67.0	0.2	450412	66.10	67.10	1.00	<5	8	16	206	310
				thin (1mm) sulphide veinlets ; occasional small 1mm concentrations	68.0	0.0	450413	67.10	68.90	1.80	<5	6	18	245	238

Rutledge Lake Property - NWT
Drill Hole #: RL-01-07

					Susceptibility		Assays								
From (m)	To (m)	Int (m)	Rock Unit	Description	Depth (m)	Magn Susc	Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
				of sulphide ; may contain short sections of mafic paragneiss ?	69.0	0.5	450414	68.90	70.10	1.20	<5	4	10	134	145
				spotty erratic sulphides ;	70.0	0.4	450415	70.10	71.10	1.00	<5	4	7	76	82
				Specimen 65.0m	71.0	0.0	450416								
				Specimen 66.7m	72.0	0.0									
				Specimen 68.6m											
72.40			Granitoid	**Granitoid** - pinkish matrix ; slightly gneissic ; coarse textured quartz and feldspar	73.0	0.0		71.10	72.40	1.30	<5	3	3	120	73
				; hard ,siliceous ; overall pinkish colour but variable ;	74.0	0.0									
				occasional 0.5 to 10cm bands of Kspar alteration	75.0	0.0									
					76.0	0.1									
					77.0	0.1									
					78.0	0.1									
					79.0	0.1									
				EOH - 80.8m (265 feet)	80.0	0.1									

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-06

From (m)	To (m)	Int (m)	Rock Unit	Description	Susceptibility Depth (m)	Magn Susc	Assays Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
				58.0 - 58.5m - lean sulphide section ; trace sulphide			450352	59.50	60.00	0.50	<5	27	110	1306	1250
				58.5 - 59.0m - 5-25% sulphide			450353	60.00	61.00	1.00	7	24	133	1320	1062
				59.0 - 59.5m - 5-25% sulphide			450354	61.00	62.10	1.10	49	18	51	771	657
				59.2 - 59.5m - traces of light metallic grey sulphide ;			450355	62.10	62.45	0.35	7	44	201	3193	1660
				59.5 - 60.0m - 15-40% sulphide			450356	62.45	63.05	0.60	15	37	91	2638	1159
				60.0 - 65.0 - 15-60% sulphide with a few higher grade sections listed below ;			450357	63.05	63.60	0.55	10	19	18	504	595
				62.1 - 62.35 - 80-90% sulphide ; sharp upper and lower contacts ;			450359	63.60	64.00	0.40	158	48	18	469	895
				63.1 - 63.3m - 80-90% sulphide predominately pyrrhotite ,lesser pyrite minor chalcopyrite			450360	64.00	64.90	0.90	74	13	13	935	400
				sharp upper contact @ 50° to c/a ;											
				Specimen 63.1m- sulphide breccia											
				63.3 - 63.9m - lean sulphide section ; trace sulphide											
				63.9 - 64.0m -5cm band of massive sulphide ;											
				64.0 - 64.9m -lean sulphide section ;trace sulphide ;except for 2cm band of massive sulphide											
				at 64.5m ;											
				Specimen 64.9m- sulphide breccia contact											
				sharp lower contact @ 80° to c/a											
64.90	71.60	6.70	Paragneiss (Silicified)	**Paragneiss (Silicified)** - variably silicified ; dark to medium grey ;gneissic layering of mafics	65.0	0.1	450361	64.90	66.50	1.60	<5	2	4	47	51
				thin (1-3mm) bands of mafics ; overall strongly silicified ; occasional 1mm by 2mm	66.0	0.0	450362	66.50	67.00	0.50	<5	2	4	15	27
				concentrations of sulphide along gneisssosity but not abundant ; some crosscutting	67.0	0.0	450363	67.00	67.80	0.80	<5	3	4	63	52
				chlorite/pyrite veinlets @ 0-15° to c/a ; some bluish quartz/Kspar veinlets but not abundant ;	68.0	0.0	450365	67.80	69.40	1.60	<5	3	6	81	89
				occasional thin (1mm) sulphide veinlets along gneissosity ;	69.0	0.0	450366	69.40	70.80	1.40	<5	4	5	93	99
					70.0	0.0	450367	70.80	71.60	0.80	<5	1	6	18	23
					71.0	0.0									
71.60	73.60	2.00	Granitoid	**Granitoid** - pinkish matrix ; slightly gneissic ; coarse textured quartz and feldspar	72.0	0.0	450368	71.60	72.20	0.60	<5	1	3	3	3
				; hard ,siliceous ; overall pinkish colour but variable ;	73.0	0.1									
73.60	75.80	2.20	Paragneiss	**Paragneiss** - dark grey with blotchy slightly pinkish patches ;minor silicified bands ;	74.0	0.1	450369	73.60	74.60	1.00	<5	2	4	43	37

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-06

					Susceptibility		Assays								
From (m)	To (m)	Int (m)	Rock Unit	Description	Depth (m)	Magn Susc	Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
				partially silicified ; traces of sulphide ;	75.0	0.0	450371	74.60	75.80	1.20	<5	2	25	43	31
75.80	77.80	2.00	Granitoid	**Granitoid** - pinkish matrix ; slightly gneissic ; coarse textured quartz and feldspar	76.0	0.0									
				same as 71.6 - 73.6m	77.0	0.1									
77.80	83.80	6.00	Intermixed Paragneiss and Orthogneiss	**Intermixed Paragneiss and Orthogneiss** - alternating 5-20 cm bands of very dark grey ,	78.0	0.2	450372	79.80	80.30	0.50	<5	2	7	121	74
				mafic paragneiss and orthogneiss ;	79.0	0.1									
				79.8 - 60.3m - abundant thin (1mm) sulphide veinlets along gneissosity ;	80.0	0.1									
					81.0	0.1									
					82.0	0.2									
					83.0	0.2									
83.80	90.20	6.40	Granitoid	**Granitoid** - pinkish matrix ; slightly gneissic ; coarse textured quartz and feldspar	84.0	0.1									
				; hard ,siliceous ; overall pinkish colour but variable ;	85.0	0.0									
					86.0	0.0									
					87.0	0.1									
					88.0	0.1									
					89.0	0.1									
					90.0	0.1									
90.20			Paragneiss	**Paragneiss** - dark grey , high mafic content ; variably silicified ; 0.2 to 1cm bands of light											
				grey silification ; some bands of bluish quartz ;											
				91.5m - gneissosity @ 45° to c/a ;											
				101.8 - 103.0m - granitoid											
				EOH - 103.6m (340 feet)											

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-07

Location Information		
UTM North:	6841697	
UTM East:	509725	
Grid North:	550N	
Grid East:	50W	
Collar Elev.	308.00	
Orientation	Azimuth	Dip
Collar	124.00	-65
Depth	Metres	Feet
Length (m)	87.77	265

Purpose
Test extension of Kizan Showing - 55 g/t Pt over 0.4m and Maxmin EM conductor
- Airborne Conductor 10

General Information	
Date Started:	April 8, 2001
Date Completed:	April 9, 2001
Logged By:	D. Gorc
Drilled By:	Peak Exploration Inc.
Core Size:	BQ
Core Stored:	Camp Island - Rutledge Lake
Boxes of Core:	18
Target Area:	North Grid - Kizan Showing
Last Update:	

From (m)	To (m)	Int (m)	Rock Unit	Description	Susceptibility Depth (m)	Magn Susc	Assays Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
0.00	4.90	4.90	Casing	Casing											
4.90	27.50	22.60	Paragneiss (Mineralized)	**Paragneiss (Weakly Mineralized)** -dark coloured gneissic laminated appearance ;	5.0	0.1	450374	4.90	6.10	1.20	<5	2	8	22	27
				high mafic content ; 0.2-1% sulphide ; occasional small 1mm concentrations of sulphide	6.0	0.2	450375	6.10	7.80	1.70	<5	3	8	77	89
				along gneissosity ; occasional crosscutting chlorite/pyrite veinlets ;	7.0	0.3	450376	7.80	9.10	1.30	<5	2	7	23	28
				occasional small (3mm) lenses of silica with sulphide along gneissosity ;	8.0	0.1	450377	9.10	10.50	1.40	<5	2	6	23	38
				occasional 5-20cm bands of orthogneiss ; pinkish ; siliceous ;	9.0	0.2	450378	10.50	11.50	1.00	<5	3	10	68	82
				minor zones of silification ;	10.0	0.1	450380	11.50	13.00	1.50	<5	2	6	55	57
				4.9 - 7.0m - black ; very mafic ; possible fine grained mafic/ultramafic intrusive ?	11.0	0.3	450381	13.00	13.60	0.60	<5	3	7	27	39
				Specimen 6.4m	12.0	0.1	450382	24.40	25.10	0.70	<5	3	8	52	48
				7.0m - gneissosity @ 50° to c/a ;	13.0	0.2	450383	25.10	25.50	0.40	<5	5	8	224	140
				10.1m - malachite along chlorite fracture	14.0	0.2	450384	25.50	26.50	1.00	<5	5	6	222	132
				occasional 1-2cm zones of disseminated sulphide alongside siliceous bands ;	15.0	0.2	450385	26.50	27.50	1.00	<5	2	5	56	39
				13.0m - gneissosity @ 40° to c/a ;	16.0	0.2									
				13.0m - sulphide content diminishes considerably to occasional thin 1mm veinlets along	17.0	0.4									
				gneissosity ;	18.0	0.3									
				17.0m - gneissosity @ 45° to c/a ;	19.0	0.3									
				22.1 - 22.6m - intensely silicified ; some pinkish intermixed Kspar	20.0	0.4									
				24.0m - gneissosity @ 80° to c/a ;	21.0	0.5									
				25.2 - 25.4m - sulphide breccia ; 5-10% sulphide ; irregular sulphide open space infilling	22.0	0.2									
				to 0.5cm across ; sulphide veinlets as well ;	23.0	0.3									
					24.0	0.5									
					25.0	0.4									

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-07

From (m)	To (m)	Int (m)	Rock Unit	Description	Susceptibility Depth (m)	Magn Susc	Assays Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
					26.0	0.6									
					27.0	0.4									
27.50	51.50	24.00	Granitoid /Orthogneiss	**Granitoid /Orthogneiss** - varies from slightly gneissic to moderately gneissic ; pinkish	28.0	0.4	450386	27.50	28.00	0.50	<5	2	2	6	4
				matrix ; hard siliceous ;	29.0	0.5	450388	50.90	51.50	0.60	<5	1	2	11	10
				upper contact sharp @ 75° to c/a	30.0	0.4									
				31.2m - gneissosity @ 25° to c/a ;	31.0	0.0									
				crosscutting thin Kspar selvages alongside crosscutting fractures @ 30° to c/a ;	32.0	0.1									
				33.0m - gneissosity @ 30° to c/a ;	33.0	0.1									
				39.0m - more prominent gneissic layering laminations ; thin (1-2mm) mafic bands	34.0	0.0									
				39.6m - gneissosity @ 45° to c/a ;	35.0	0.1									
					36.0	0.1									
					37.0	0.0									
					38.0	0.0									
					39.0	0.1									
					40.0	0.1									
					41.0	0.1									
					42.0	0.0									
					43.0	0.0									
					44.0	0.0									
					45.0	0.0									
					46.0	0.0									
					47.0	0.1									
					48.0	0.0									
					49.0	0.2									
					50.0	0.0									
					51.0	0.1									
51.50	55.40	3.90	Paragneiss	**Paragneiss** - dark coloured ; very mafic ; abundant bluish quartz veinlets to 0.25cm along	52.0	0.1	450389	51.50	52.60	1.10	<5	3	4	106	68

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-07

					Susceptibility		Assays								
From (m)	To (m)	Int (m)	Rock Unit	Description	Depth (m)	Magn Susc	Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
				gneissosity ; occasional 5-10cm silicified sections with minor Kspar ; occasional	53.0	0.0	450390	52.60	53.60	1.00	<5	2	25	49	46
				thin (1mm) sulphide veinlets along gneissosity ; occasional small 1mm concentrations	54.0	0.1	450391	53.60	54.00	0.40	<5	22	77	91	59
				of sulphide ; may contain short sections of mafic/ultramafic intrusive ?	55.0	0.0	450393	54.00	55.00	1.00	<5	3	3	28	42
				upper contact @ 60° to c/a			450394	55.00	55.40	0.40	35	7	23	388	341
				Specimen 52.3m											
				53.0m - gneissosity @ 55° to c/a ;											
				55.0m - 5cm of 5% sulphide ; small 1-2mm wide by 10mm long lenses of sulphide along											
				gneissosity ;											
				55.05 - 55.4m - intensely silicified											
55.40	63.30	7.90	Massive Sulphide/ Sulphide Breccia	**Massive Sulphide/ Sulphide Breccia** - black , very fine-grained mafic/ultramafic intrusive ;	56.0	0.0	450395	55.40	55.90	0.50	15	94	231	1710	3284
				50-85% sulphide ;	57.0	0.1	450396	55.90	56.40	0.50	70	66	208	2176	3527
				Sulphide is largely pyrrhotite ,lesser pyrite minor chalcopyrite ; crosscutting thin (1mm)	58.0	1.7	450398	56.40	57.00	0.60	17	38	108	4924	2139
				chlorite/pyrite veinlets ; rounded clasts 2 cm across of mafic/ultramafic intrusive in sulphide ;	59.0	0.3	450399	57.00	57.80	0.80	<5	4	6	2180	3062
				also clasts of paragneiss ; approximately 50% of each rock type ;	60.0	0.7	450400	57.80	58.40	0.60	8	29	137	2855	2866
				occasional irregular small open space vugs ;	61.0	0.3	450401	58.40	58.90	0.50	5	12	12	2108	818
				Specimen 55.5m	62.0	0.0	450402	58.90	59.60	0.70	23	88	245	849	2548
				56.4 - 57.0m - two 20cm zones with only trace sulphide ; silicified	63.0	0.2	450403	59.60	60.00	0.40	7	13	25	520	516
				58.4 - 58.9m - lean sulphide section ; 5 thin 1mm sulphide veinlets @ 50° to c/a			450404	60.00	61.10	1.10	<5	7	18	605	546
				59.0 m - 1-5% sulphide as small 1-4mm wide concentrations of sulphide ;			450405	61.10	61.40	0.30	<5	3	3	162	110
				61.5 - 62.0m - granitoid ; coarse textured			450406	61.40	62.10	0.70	<5	<1	<1	6	7
							450407	62.10	63.80	1.70	26	57	23	1991	2208
63.80	72.40	8.60	Mafic/ Ultramafic	**Mafic/ultramafic Intrusive -**	65.0	0.0	450408	63.80	64.70	0.90	<5	3	2	69	104
				dark coloured ; very mafic ; abundant bluish quartz veinlets to 0.25cm ;	66.0	0.1	450410	64.70	66.10	1.40	<5	3	3	38	83
				; occasional 5-10cm silicified sections with minor Kspar ; occasional	67.0	0.2	450412	66.10	67.10	1.00	<5	8	16	206	310
				thin (1mm) sulphide veinlets ; occasional small 1mm concentrations	68.0	0.0	450413	67.10	68.90	1.80	<5	6	18	245	238

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-07

					Susceptibility		Assays								
From (m)	To (m)	Int (m)	Rock Unit	Description	Depth (m)	Magn Susc	Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
				of sulphide ; may contain short sections of mafic paragneiss ?	69.0	0.5	450414	68.90	70.10	1.20	<5	4	10	134	145
				spotty erratic sulphides ;	70.0	0.4	450415	70.10	71.10	1.00	<5	4	7	76	82
				Specimen 65.0m	71.0	0.0	450416								
				Specimen 66.7m	72.0	0.0									
				Specimen 68.6m											
72.40			Granitoid	**Granitoid** - pinkish matrix ; slightly gneissic ; coarse textured quartz and feldspar	73.0	0.0		71.10	72.40	1.30	<5	3	3	120	73
				; hard ,siliceous ; overall pinkish colour but variable ;	74.0	0.0									
				occasional 0.5 to 10cm bands of Kspar alteration	75.0	0.0									
					76.0	0.1									
					77.0	0.1									
					78.0	0.1									
					79.0	0.1									
				EOH - 80.8m (265 feet)	80.0	0.1									

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-08

Location Information		
UTM North:	6840434	
UTM East:	508995	
Grid North:	900S	
Grid East:	43E	
Collar Elev.	312.00	
Orientation	Azimuth	Dip
Collar	304.00	-45
Depth	Metres	Feet
Length (m)	122.53	402

Purpose
Test extension of Kizan Showing - 55 g/t Pt over 0.4m and Maxmin EM conductor
- Airborne Conductor 10

General Information	
Date Started:	April 9, 2001
Date Completed:	April 11, 2001
Logged By:	D. Gorc
Drilled By:	Peak Exploration Inc.
Core Size:	BQ
Core Stored:	Camp Island - Rutledge Lake
Boxes of Core:	18
Target Area:	North Grid - Kizan Showing
Last Update:	

					Susceptibility		Assays								
From (m)	To (m)	Int (m)	Rock Unit	Description	Depth (m)	Magn Susc	Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
0.00	3.60	3.60	Casing	Casing											
3.60	10.90	7.30	Granitoid	**Granitoid** - coarse textured :; slightly gneissic ; siliceous ;	3.0	0.0	450417	9.10	9.60	0.50	<5	1	1	5	5
					4.0	0.0	450418	9.60	10.10	0.50	<5	1	1	8	7
					5.0	0.2	450419	10.10	10.90	0.80	<5	1	1	6	8
					6.0	0.0									
					7.0	0.0									
					8.0	0.0									
					9.0	0.0									
					10.0	0.0									
10.90	17.60	6.70	Massive Sulphide/ Sulphide Breccia	**Massive Sulphide/ Sulphide Breccia** - black , fine-grained mafic/ultramafic intrusive ;	11.0	2.5	450420	10.90	11.40	0.50	<5	12	36	586	518
				3-15% sulphide is largely pyrrhotite lesser pyrite minor chalcopyrite ;	12.0	2.8	450422	11.40	12.10	0.70	7	14	38	780	826
				sulphide is infilling angular open spaces 0.2 to 2 cm across ;	13.0	1.7	450424	12.10	12.50	0.40	<5	16	43	869	796
				rounded clasts 2 cm across of mafic/ultramafic intrusive in sulphide ;	14.0	1.9	450425	12.50	13.00	0.50	7	15	42	490	780
				also clasts of parágneiss ; approximately 50% of each rock type ;	15.0	0.8	450427	13.00	13.50	0.50	6	13	38	584	513
				a few rounded clasts of granite ;sulphide is largely pyrrhotite ,lesser pyrite minor chalcopyrite	16.0	0.5	450428	13.50	14.00	0.50	9	17	41	698	808
				12.5 - 15.5m - coarser texture ; 1-3mm mafic phenocrysts	17.0	0.4	450429	14.00	14.50	0.50	6	20	69	771	700
				13.2 - 16.2m - 0.5cm to 1 cm whitish felsic bands ; possible layering ? ;			450431	14.50	15.00	0.50	<5	7	30	341	278
				16.2 - 17.2 m - small feldspar phenocrysts ;			450432	15.00	15.50	0.50	<5	4	13	189	173
				Specimen 12.5m			450433	15.50	16.00	0.50	<5	3	13	118	109
				Specimen 14.4m			450434	16.00	16.50	0.50	<5	7	30	482	217

Drill Hole #: RL-01-08

					Susceptibility		Assays								
From (m)	To (m)	Int (m)	Rock Unit	Description	Depth (m)	Magn Susc	Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
				Specimen 17.2m			450435	16.50	17.60	1.10	<5	6	22	137	154
17.60	22.60	5.00	Granitoid	**Granitoid** - coarse textured :; slightly gneissic ; siliceous ;	18.0	0.0	450437	17.60	18.00	0.40	<5	1	2	7	9
				similar to 3.6-10.9m except more zones with slightly pinkish tinge ;	19.0	0.0	450438	18.00	18.50	0.50	<5	2	<1	3	8
				thin 1 - 2mm Kspar selvage along fractures @ 30-35° to c/a	20.0	0.0	450439	21.50	22.60	1.10	<5	2	<1	21	19
					21.0	0.0	450440	22.60	23.30	0.70	<5	15	2	322	641
					22.0	0.0									
22.60	29.80	7.20	Massive Sulphide/ Sulphide Breccia	**Massive Sulphide/ Sulphide Breccia** - black , fine-grained mafic/ultramafic intrusive ;	23.0	1.8	450441	23.30	24.30	1.00	208	36	6	1412	1329
				sulphide is infilling angular open spaces 0.2 to 2 cm across ;	24.0	4.2	450442	24.30	24.80	0.50	53	61	11	1590	2003
				unit is fractured ; sulphides open space infilling ;	25.0	3.7	450443	24.80	25.30	0.50	8	46	18	1953	1911
				Sulphide is largely pyrrhotite ,lesser pyrite minor chalcopyrite ;	26.0	0.2	450444	25.30	25.80	0.50	<5	2	2	87	21
				sulphide content is variable depending on the amount of open space ;	27.0	5.9	450446	25.80	26.40	0.60	36	63	16	2041	2175
				short 10-20cm sections of 15-30% sulphide ; overall 3-10% sulphide with 10-20cm sections of	28.0	0.7	450447	26.40	27.40	1.00	135	69	16	2327	2994
				1-2% sulphide ;	29.0	0.2	450449	27.40	28.40	1.00	98	26	7	655	1271
				fractures are orientated in all directions with a prominent set @ 0-15° to c/a			450450	28.40	29.50	1.10	34	11	2	296	318
				upper contact @ 80° to c/a			450451	29.50	29.80	0.30	7	25	6	708	1249
				numerous clasts of granitoid ;			450452	29.80	30.50	0.70	<5	19	13	206	166
				Specimen 12.5m											
				22.6 - 23.3m - 3-5% sulphide											
				23.3 - 24.1m - 3-5% sulphide											
				24.1 - 24.3m - 15-35% sulphide											
				24.3 - 24.8m - 3-8% sulphide											
				24.8 - 25.3m - 3-5% sulphide											
				25.3 - 25.8m - trace sulphide											
				25.8 - 26.4m - 5-35% sulphide											
				26.4 - 27.4m - 10-15% sulphide											
				27.4 - 28.4m - 10-15% sulphide											

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-08

From (m)	To (m)	Int (m)	Rock Unit	Description	Susceptibility Depth (m)	Magn Susc	Assays Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
				28.4 - 29.8m - 3-4% sulphide											
29.80	38.60	8.80	Granitoid	**Granitoid** - coarse textured :; siliceous ;	30.0	0.3	450453	30.50	31.50	1.00	<5	1	<1	10	16
				greyish matrix ; quartz phenocrysts 2-5mm	31.0	0.0	450454	37.50	38.60	1.10	<5	3	3	34	43
				37.5 - 38.6m - moderately fractured	32.0	0.0									
					33.0	0.1									
					34.0	0.0									
					35.0	0.0									
					36.0	0.0									
					37.0	0.0									
					38.0	0.0									
38.60	41.20	2.60	Mafic/ Ultramafic (Mineralized)	**Mafic/ Ultramafic Intrusive (Mineralized)** -	39.0	1.4	450456	38.60	39.60	1.00	33	21	17	525	611
				dark grey ; fine textured ;	40.0	0.7	450457	39.60	40.40	0.80	<5	19	20	304	454
				upper contact @ 45° to c/a	41.0	0.0	450458	40.40	41.20	0.80	<5	7	2	168	135
				3-8% sulphide ; largely pyrrhotite ,lesser pyrite minor chalcopyrite ;											
				irregular small concentrations of sulphide with some open space infilling ;											
				most sulphide concentrations 1-3mm with occasional 1-2cm concentrations ;											
				Note : some sulphide within fractured granitic clasts ; occasional 2-5cm granitic clasts ;											
				39.7 - 39.75m - 50% sulphide largely pyrrhotite ;											
				39.8 - 40.4m - granitoid ; fractured ; probably a large clast ?											
				sharp lower contact @ 35° to c/a											
41.20	43.60	2.40	Granitoid	**Granitoid** - coarse textured :; siliceous ; greyish matrix ;	42.0	0.1	450459	41.20	42.10	0.90	<5	2	5	39	48
				occasional rounded clasts of dark coloured rock mafic/ultramafic intrusive? to 1 cm across ;	43.0	0.0	450460	42.10	42.70	0.60	<5	2	5	29	30
				Specimen 42.8m - clasts of mafic/ultramafic			450461	42.70	43.50	0.80	<5	2	2	10	16
				42.3 - 43.6m - bleached light grey											

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-08

From (m)	To (m)	Int (m)	Rock Unit	Description	Susceptibility Depth (m)	Magn Susc	Assays Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
43.60	47.20	3.60	Mafic/ Ultramafic (Mineralized)	**Mafic/ Ultramafic Intrusive (Mineralized) -**	44.0	1.7	450462	43.50	44.20	0.70	8	13	9	599	538
				coarsely brecciated appearance ; large clasts of granitoid 5cm to 20cm across ;	45.0	0.1	450463	44.20	44.60	0.40	<5	2	4	73	65
				some sections 5-30 cm are intensely silicified with some slight Kspar alteration as well ;	46.0	0.0	450465	44.60	45.00	0.40	8	34	24	1040	1048
				original texture still visible locally ;	47.0	0.1	450466	45.00	45.70	0.70	9	7	9	209	305
				a few small 5cm concentrations of sulphide (95%) ;			450467	45.70	46.40	0.70	<5	5	4	167	176
				44.2 - 47.2m -intensely silicifiied ; silicification is irregular ,patchy ; much of original texture is			450468	46.40	46.70	0.30	9	7	2	207	239
				obliterated ;			450469	46.70	47.20	0.50	7	12	17	443	547
				44.7m 10 cm of massive pyrrhotite ;											
47.20	68.40	21.20	Granitoid	**Granitoid** - coarse textured :; siliceous ; medium greyish matrix ; slight gneissosity ;	48.0	0.2	450470	47.20	48.00	0.80	<5	2	2	23	50
				occasional rounded clasts of dark coloured rock mafic/ultramafic intrusive? to 1 cm across ;	49.0	0.1	450472	48.00	48.80	0.80	<5	2	4	41	47
				57.3m - 10cm mafic/ultramafic dikelet @ 80° to c/a ; black ; very fine textured ;	50.0	0.2	450474	63.70	64.10	0.40	<5	8	3	482	470
				dikelet contains angular granitic clasts to 2 cm across ;	51.0	0.2	450475	68.30	69.40	1.10	<5	1	1	26	16
				Specimen 57.3m	52.0	0.1									
				56.8 - 57.3m - slight Kspar alteration	53.0	0.1									
				57.4 - 57.9m - slight Kspar alteration	54.0	0.2									
				56.8 m - chlorite fracture @ 20° to c/a	55.0	0.2									
				57.0m - 0.25cm bluish quartz vein @ 20° to c/a	56.0	0.1									
				63.8m - 5 cm of 50% sulphide ; largely pyrrhotite minor chalcopyrite ;	57.0	0.1									
				Y-shaped thin sulphide veinlet extends 10 cm into fracture in granitoid ;	58.0	0.0									
				64.5m - gneissosity @ 50° to c/a ;	59.0	0.1									
					60.0	0.1									
					61.0	0.1									
					62.0	0.1									
					63.0	0.1									
					64.0	0.1									
					65.0	0.0									
					66.0	0.0									

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-08

From (m)	To (m)	Int (m)	Rock Unit	Description	Susceptibility Depth (m)	Magn Susc	Assays Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
					67.0	0.0									
					68.0	0.2									
68.40	69.40	1.00	Mafic/ Ultramafic	**Mafic/ Ultramafic Intrusive** - black ; very fine textured ; very high mafic content ;	69.0	0.2									
				no sulphides ;											
				upper contact @ 60° to c/a											
				lower contact @ 65° to c/a											
				Specimen 69.4m											
69.40	76.70	7.30	Granitoid	**Granitoid** - coarse textured :; siliceous ; medium greyish matrix ; slight gneissosity ;	70.0	0.2									
				70.5m - gneissosity @ 45° to c/a ;	71.0	0.2									
					72.0	0.4									
					73.0	0.2									
					74.0	0.3									
					75.0	0.2									
					76.0	0.3									
76.70	78.00	1.30	Mafic/ Ultramafic (Mineralized)	**Mafic/ Ultramafic Intrusive (Mineralized)** - only weakly mineralized 1-2% sulphide ;	77.0	0.3	450476	76.20	76.70	0.50	<5	<1	2	7	6
				black ; fine to medium textured ; very high mafic content ;	78.0	0.4	450477	76.70	78.10	1.40	<5	4	3	183	122
				patchy irregular zones of silification to 2 cm across ;											
				upper contact @ 15° to c/a											
				lower contact @ 25° to c/a											
78.00	81.40	3.40	Granitoid	**Granitoid** - coarse textured :; siliceous ; medium greyish matrix ; slight gneissosity ;	79.0	0.3	450478	78.10	78.50	0.40	<5	<1	<1	5	5
				same as 69.4 - 76.7m	80.0	0.4									
					81.0	0.4									

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-08

From (m)	To (m)	Int (m)	Rock Unit	Description	Susceptibility Depth (m)	Magn Susc	Assays Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
81.40	83.80	2.40	Mafic/ Ultramafic	**Mafic/ Ultramafic Intrusive** - black ; fine to medium textured ; very high mafic content ;	82.0	0.1	450480	81.30	82.30	1.00	<5	<1	1	5	4
				some sections are intensely silicified ; only trace sulphide ;	83.0	0.1	450481	82.30	83.80	1.50	<5	2	<1	14	18
				Specimen 82.3m											
				chlorite/pyrite veinlets @ 15-20° to c/a											
				sharp upper contact @ 25° to c/a											
				lower contact @ 20° to c/a											
83.80	88.30	4.50	Granitoid	**Granitoid** - coarse textured :; siliceous ; medium greyish matrix ; slight gneissosity ;	84.0	0.1									
				minor zones of silicification to 5cm ; minor patchy Kspar alteration ;	85.0	0.1									
					86.0	0.0									
					87.0	0.1									
					88.0	0.1									
88.30	115.80	27.50	Mafic/ Ultramafic (Mineralized)	**Mafic/ Ultramafic Intrusive (Mineralized)** - only weakly mineralized 1-2% sulphide ;	89.0	0.1	450482	88.20	89.20	1.00	<5	2	<1	38	54
				black ; fine to medium textured ; high mafic content ;	90.0	0.1	450483	89.90	89.90	0.00	<5	4	2	82	90
				patchy irregular zones of silification to 2 cm across ;	91.0	0.1	450484	89.90	91.40	1.50	<5	2	2	31	40
				occasional clasts of granite to 10 cm across ;	92.0	0.2	450485	91.40	92.00	0.60	<5	1	2	13	15
				Specimen 96.5m	93.0	0.1	450487	92.00	93.00	1.00	<5	2	1	61	53
				99.4 - 100.4m - some 0.5 to 1cm felsic bands ;	94.0	0.2	450488	93.00	94.50	1.50	<5	2	1	62	43
				100.4 - 101.0m - strongly silicified ;	95.0	1.0	450489	94.50	96.00	1.50	<5	3	1	135	80
				Specimen 101.2m	96.0	0.3	450490	96.00	97.20	1.20	<5	3	<1	48	48
				Specimen 102.5m	97.0	0.1	450492	97.20	98.60	1.40	<5	2	2	40	76
				105.3m - start to see some thin quartz veinlets	98.0	0.1	450493	98.60	99.40	0.80	<5	3	2	63	87
				109.6 - 110.1m - intensely silicified ;	99.0	0.0	450495	99.40	100.40	1.00	<5	2	1	35	31
				lower contact @ 20° to c/a	100.0	0.0	450496	100.40	101.50	1.10	<5	1	<1	44	31
					101.0	0.1	450497	101.50	102.80	1.30	<5	2	<1	10	22
					102.0	0.1	450498	102.80	104.20	1.40	<5	1	<1	23	46
					103.0	0.2	450499	104.20	105.80	1.60	<5	<1	<1	16	37

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-08

					Susceptibility		Assays								
From (m)	To (m)	Int (m)	Rock Unit	Description	Depth (m)	Magn Susc	Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
					104.0	0.1	450500	105.80	106.70	0.90	<5	2	2	17	51
					105.0	0.2	450501	106.70	107.20	0.50	<5	3	2	38	50
					106.0	0.2	450503	107.20	108.70	1.50	<5	3	1	136	74
					107.0	0.4	450504	108.70	109.60	0.90	<5	2	<1	11	17
					108.0	0.3	450505	109.60	110.10	0.50	<5	<1	1	2	3
					109.0	0.4	450506	110.10	111.70	1.60	<5	2	2	34	37
					110.0	0.3	450507	111.70	112.80	1.10	<5	2	5	15	16
					111.0	0.4	450508	112.80	114.50	1.70	<5	2	1	38	38
					112.0	0.4	450510	114.50	115.80	1.30	<5	2	2	21	21
					113.0	0.4									
					114.0	0.5									
					115.0	0.5									
115.80			Granitoid	**Granitoid** - coarse textured :; siliceous ; medium greyish matrix ; slight gneissosity ;	116.0	0.5									
				116.4 -116.7m mafic/ultramafic dikelet @ 15-20° to c/a ;	117.0	0.5									
					118.0	0.4									
					119.0	0.5									
					120.0	0.5									
					121.0	0.5									
				EOH - 122.5m (402 feet)	122.0	0.5									

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-09

Location Information		
UTM North:	6825721	
UTM East:	510758	
Grid North:	350N	
Grid East:	125W	
Collar Elev.	308.00	
Orientation	Azimuth	Dip
Collar	90.00	-45
Depth	Metres	Feet
Length (m)	91.74	301

Purpose
Test extension of 1986 DH 86R018 1250 Pt ppb over 0.51m Pt and Maxmin EM conductor
- Airborne Conductor 5,5a

General Information	
Date Started:	April 11, 2001
Date Completed:	April 13, 2001
Logged By:	D. Gorc
Drilled By:	Peak Exploration Inc.
Core Size:	BQ
Core Stored:	Camp Island - Rutledge Lake
Boxes of Core:	21
Target Area:	South Grid -1986 DH 86R018 1250ppb Pt
Last Update:	

From (m)	To (m)	Int (m)	Rock Unit	Description	Susceptibility Depth (m)	Magn Susc	Assays Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
0.00	3.00	3.00	Casing	Casing											
3.00	37.10	34.10	Orthogneiss /Granitoid	**Orthogneiss/Granitoid** - moderately gneissic ; alternating thin 1-3mm layers of quartz ,	3.0	0.1	450511	35.2	36.2	1	<5	1	2	2	5
				feldspars and mafics ; laminated appearance ; pinkish matrix ;	4.0	0.0	450513	36.20	36.40	0.20	5	11	32	776	1034
				minor 0.5cm Kspar selvages along fractures @ 30-45° to c/a ;	5.0	0.0	450514	36.40	37.00	0.60	<5	<1	<1	7	25
				occasional 10-20cm zones of Kspar alteration ;	6.0	0.0									
				4.0m - gneissosity @ 65° to c/a ;	7.0	0.0									
				7.0m - gneissosity @ 60° to c/a ;	8.0	0.0									
				36.2 - 36.3m - massive sulphide breccia ; upper contact sharp @ 30° to c/a ;>60% sulphide ;	9.0	0.1									
				sulphide is largely pyrrhotite lesser pyrite minor chalcopyrite ; angular clasts of granite to	10.0	0.0									
				1 cm in sulphide ; also small rounded clasts of mafic/ultramafic ;	11.0	0.0									
					12.0	0.1									
					13.0	0.1									
					14.0	0.0									
					15.0	0.1									
					16.0	0.0									
					17.0	0.0									
					18.0	0.0									
					19.0	0.0									
					20.0	0.0									
					21.0	0.0									
					22.0	0.0									
					23.0	0.0									

From (m)	To (m)	Int (m)	Rock Unit	Description	Susceptibility Depth (m)	Magn Susc	Assays Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
					24.0	0.0									
					25.0	0.0									
					26.0	0.0									
					27.0	0.0									
					28.0	0.0									
					29.0	0.1									
					30.0	0.1									
					31.0	0.0									
					32.0	0.1									
					33.0	0.0									
					34.0	0.2									
					35.0	0.1									
					36.0	6.9									
					37.0	0.2									
37.10	47.20	10.10	Massive Sulphide/ Sulphide Breccia	**Massive Sulphide/ Sulphide Breccia** - black , fine-grained mafic/ultramafic intrusive ;	38.0	6.8	450515	37.00	37.50	0.50	24	44	188	3151	2506
				sulphide is largely pyrrhotite lesser pyrite minor chalcopyrite ; occasional light grey metallic	39.0	7.0	450516	37.50	38.00	0.50	16	25	97	1832	1710
				sulphide for 2cm along upper contact ; rounded clasts of mafic/ultramafic to 3cm across ;	40.0	9.9	450518	38.00	38.50	0.50	19	32	172	2426	2065
				rounded clasts of paragneiss as well ? Rare 1 cm concentrations of chalcopyrite ;	41.0	11.0	450519	38.50	39.10	0.60	17	24	162	9181	1581
				graphite along some fracture surfaces;	42.0	0.4	450520	39.10	39.60	0.50	12	36	513	3853	2032
				upper contact @ 20° to c/a	43.0	6.1	450522	39.60	40.50	0.90	22	41	214	2649	1644
				37.1 - 37.5m - 60-75% sulphide ; largely pyrrhotite lesser pyrite minor chalcopyrite ;	44.0	0.7	450523	40.50	41.00	0.50	19	125	356	6186	1588
				Specimen 37.1m	45.0	4.7	450524	41.00	41.80	0.80	18	47	216	1592	2060
				37.5 - 41.9m - 30-60% sulphide ; largely pyrrhotite lesser pyrite minor chalcopyrite ;	46.0	3.5	450525	41.80	42.70	0.90	9	34	190	3642	761
				Specimen 39.4m	47.0	3.8	450527	42.70	43.30	0.60	11	49	234	4461	1077
				41.8 - 42.0m - granitic clast ?			450528	43.30	43.80	0.50	<5	5	19	797	362
				42.7 - 43.3m - 5-35% sulphide ;			450529	43.80	44.60	0.80	<5	7	31	1638	472
				43.3 - 43.8m - 3-5% sulphide ; flecks of light grey metallic sulphide to 1mm ;			450530	44.60	45.10	0.50	14	57	144	2239	1893

Rutledge Lake Property - NWT
Drill Hole #: RL-01-09

From (m)	To (m)	Int (m)	Rock Unit	Description	Susceptibility Depth (m)	Magn Susc	Assays Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
				43.8 - 44.6m - 3-5% sulphide ; occasional 2-3 cm concentrations of 15% sulphide ;			450531	45.10	45.70	0.60	<5	7	63	2367	368
				44.6 - 45.0m - 50-60% sulphide ; abundant clasts of mafic/ultramafic and paragneiss to 2cm ;			450532	45.70	46.20	0.50	<5	14	60	4634	851
				45.0 - 45.7m - 3-5% sulphide ; some chalcopyrite ; minor open space infilling ;			450533	46.20	47.20	1.00	388	30	145	1812	1476
				45.7 - 46.2m - 3-10% sulphide ; minor open space infilling ;											
				sharp lower contact @ 70° to c/a											
47.20	55.30	8.10	Mafic Paragneiss Ultramafic (Mineralized)	**Mafic/ Ultramafic Intrusive (Mineralized)** - only weakly mineralized trace to 1% sulphide ;	48.0	0.3	450534	47.20	47.70	0.50	<5	2	6	121	59
				sporadic 0.25 to 0.5 cm concentrations of sulphide ; black , fine-grained ;	49.0	0.8	450535	47.70	48.80	1.10	<5	4	18	289	140
				occasional 10-30cm granitic clasts ; minor fracturing locally ;	50.0	0.2	450536	48.80	50.40	1.60	<5	4	13	528	166
				47.2 - 47.7m - granitoid	51.0	0.0	450537	50.40	51.80	1.40	<5	3	3	138	43
				sharp lower contact @ 40° to c/a	52.0	0.0	450538	51.80	53.20	1.40	<5	1	1	28	18
					53.0	0.2	450539	53.20	54.90	1.70	<5	2	4	180	57
					54.0	0.6	450540	54.90	55.40	0.50	<5	2	2	138	34
					55.0	0.2									
55.30	61.10	5.80	Orthogneiss	**Orthogneiss** -strongly gneissic laminated appearance ;alignment of quartz grains and mafics	56.0	0.1	450542	55.40	56.10	0.70	<5	2	<1	6	7
				1-3mm alternating bands of mafic and felsic minerals ; pinkish matrix ;	57.0	0.2	450543	56.10	57.10	1.00	<5	1	<1	3	6
				64.5m - gneissosity @ 65° to c/a ;	58.0	0.2	450544	60.90	61.10	0.20	<5	1	<1	2	3
				lower contact @ 45° to c/a	59.0	0.3									
					60.0	0.1									
					61.0	0.1									
61.10	63.70	2.60	Mafic Paragneiss (Mineralized)	**Mafic Paragneiss (Mineralized)** - only weakly mineralized trace to 1-2% sulphide ;	62.0	0.6	450545	61.10	62.10	1.00	<5	4	2	112	47
				possibly mafic/ultramafic intrusive ? Black ; very high mafic content ; finely laminated	63.0	0.9	450547	62.10	63.70	1.60	<5	4	2	285	55
				appearance ; thin 1-2mm bands of mafics and silica ;											

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-09

					Susceptibility		Assays								
From (m)	To (m)	Int (m)	Rock Unit	Description	Depth (m)	Magn Susc	Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
63.70			Orthogneiss	**Orthogneiss** -strongly gneissic laminated appearance ;alignment of quartz grains and mafics	64.0	0.0	450548	63.70	64.50	0.80	<5	2	1	6	7
				1-3mm alternating bands of mafic and felsic minerals ; pinkish matrix ;	65.0	0.1	450549	64.50	65.00	0.50	<5	2	<1	31	27
				67.0 - 68.5m - intensely silicified ; extremely high silica content ; minor 0.5cm mafic clasts ;	66.0	0.1	450550	75.00	75.40	0.40	<5	5	22	322	208
				75.1 - 75.3m - fractured ; minor pyrrhotite along fractures ;	67.0	0.0	450551	75.40	76.20	0.80	<5	2	2	90	25
				75.6 - 76.1m - mafic paragneiss ; no sulphide ;	68.0	0.1									
				85 - 89.5m - occasional 20-40cm wide siliceous bands ;	69.0	0.0									
					70.0	0.0									
				EOH - 91.7m (301 feet)	71.0	0.0									

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-10

Location Information		
UTM North:	6825695	
UTM East:	511071	
Grid North:	350N	
Grid East:	190E	
Collar Elev.	308.00	
Orientation	Azimuth	Dip
Collar	90.00	-45
Depth	Metres	Feet
Length (m)	134.11	440

Purpose
Test Maxmin EM conductor and Induced Polarization Chargeability Anomaly
- Airborne Conductor 5,5a

General Information	
Date Started:	April 13, 2001
Date Completed:	April 15, 2001
Logged By:	D. Gorc
Drilled By:	Peak Exploration Inc.
Core Size:	BQ
Core Stored:	Camp Island - Rutledge Lake
Boxes of Core:	28
Target Area:	South Grid -1986 DH 86R018 1250ppb Pt
Last Update:	

					Susceptibility		Assays								
From (m)	To (m)	Int (m)	Rock Unit	Description	Depth (m)	Magn Susc	Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
0.00	14.20	14.20	Casing	Casing											
14.20	22.60	8.40	Mafic Paragneiss (Mineralized)	**Mafic Paragneiss (Weakly Mineralized)** - dark coloured ; high mafic content ;	15.0	0.3	450554	14.2	15.2	1	<5	3	<1	64	56
				sulphide content is variable 0.25 to 0.5% ; occasional 10-20cm zones of 1-2% sulphide ;	16.0	0.3	450555	15.20	16.90	1.70	<5	2	2	25	31
				sulphide content is variable 0.25 to 0.5% ; rare sulphide concentration to 0.5cm across ;	17.0	0.8	450556	16.90	18.30	1.40	<5	4	1	68	56
				abundant bluish quartz veinlets 0.2 to 1cm along gneissosity ;	18.0	0.4	450557	18.30	19.70	1.40	<5	3	1	63	62
				occasional quartz veinlets contain traces of sulphide ;occasional light metallic grey sulphide ;	19.0	0.1	450558	19.70	20.60	0.90	<5	2	2	35	33
				occasional light metallic grey sulphide ;	20.0	0.3	450560	20.60	21.30	0.70	6	2	<1	48	42
				10-30 cm sections silicified ;	21.0	0.3	450561	21.30	22.70	1.40	<5	3	1	42	38
				Specimen 19.3m	22.0	0.3									
				Specimen 33.5m											
22.60	24.30	1.70	Orthogneiss	**Orthogneiss** - gneissic laminated appearance ; alignment of quartz grains and mafics	23.0	0.1									
				elongate rods of quartz ; slight pinkish matrix ;	24.0	0.1									
24.30	26.50	2.20	Mafic Paragneiss (Mineralized)	**Mafic Paragneiss (Weakly Mineralized)** - dark coloured ; high mafic content ;	25.0	0.3	450562	24.30	25.80	1.50	<5	2	2	41	45
				similar to 14.2-22.6m except slightly lower sulphide content ;	26.0	0.6	450563	25.80	26.50	0.70	6	3	2	99	61
				Note : trace chalcopyrite											

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-10

					Susceptibility		Assays								
From (m)	To (m)	Int (m)	Rock Unit	Description	Depth (m)	Magn Susc	Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
26.50	28.40	1.90	Orthogneiss	**Orthogneiss** - gneissic laminated appearance ; alignment of quartz grains and mafics	27.0	0.1	450564	26.50	27.40	0.90	<5	1	<1	19	16
				two narrow 5-10 cm bands of weakly mineralized paragneiss ;	28.0	0.0	450565	27.40	28.50	1.10	<5	1	<1	14	11
28.40	30.00	1.60	Mafic Paragneiss (Mineralized)	**Mafic Paragneiss (Weakly Mineralized)** - dark coloured ; high mafic content ;	29.0	0.0	450566	28.50	30.10	1.60	5	2	<1	72	43
				small 0.2 to 1mm concentrations of pyrrhotite and light grey metallic sulphide along	30.0	0.1									
				gneissosity ; 5-10cm bands with slightly coarser texture ;											
				occasional crosscutting chlorite/pyrite veinlets (<1mm) ;											
30.00	33.20	3.20	Orthogneiss	**Orthogneiss** - gneissic laminated appearance ; alignment of quartz grains and mafics	31.0	0.0	450567	32.90	33.20	0.30	<5	2	<1	8	4
					32.0	0.0									
					33.0	0.0									
33.20	34.70	1.50	Mafic Paragneiss (Mineralized)	**Mafic Paragneiss (Weakly Mineralized)** - dark coloured ; high mafic content ;	34.0	0.0	450568	33.20	33.70	0.50	<5	3	<1	102	61
				similar to 28.4 - 30.0m			450569	33.70	34.70	1.00	<5	2	<1	88	41
34.70	49.90	15.20	Orthogneiss	**Orthogneiss** - moderately gneissic ; coarse textured ;alignment of quartz grains and mafics ;	35.0	0.1	450570	34.70	35.60	0.90	<5	1	<1	11	8
				minor bands with pinkish tinge ;	36.0	0.1	450572	48.80	49.90	1.10	<5	1	2	6	3
				42.6 - 44.5m - slightly pinkish tinge ;	37.0	0.0									
				44.7m - gneissosity @ 70° to c/a ;	38.0	0.1									
				48.3 - 49.9m - strongly silicified ;	39.0	0.1									
					40.0	0.0									
					41.0	0.0									
					42.0	0.1									
					43.0	0.1									
					44.0	0.0									
					45.0	0.1									

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-10

From (m)	To (m)	Int (m)	Rock Unit	Description	Susceptibility Depth (m)	Magn Susc	Assays Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
					46.0	0.1									
					47.0	0.1									
					48.0	0.0									
					49.0	0.0									
49.90	56.00	6.10	Mafic Paragneiss	**Mafic Paragneiss** - very fine grained ; very mafic ; laminated appearance ;	50.0	0.0	450573	49.90	51.70	1.80	<5	<1	2	23	17
				occasional graphite along gneissic layers ; minor sulphides along gneissosity ;	51.0	0.0	450574	51.70	52.80	1.10	<5	3	4	64	45
				occasional quartz veinlets along gneissosity but not abundant ;	52.0	0.0	450582	52.80	54.80	2.00	<5	3	9	91	75
							450575	54.80	56.00	1.20	<5	1	4	19	17
56.00	58.50	2.50	Feldspar Porphyry Dyke	**Feldspar Porphyry Dyke** - pinkish extremely fine grained highly siliceous matrix ;											
				feldspar laths and rounded quartz phenocrysts 1mm to 5mm across ;minor mafics ;			450577	56.00	57.60	1.60	<5	<1	<1	11	3
				no sulphides ;											
58.50	63.00	4.50	Paragneiss	**Paragneiss** - predominately dark coloured ; mafic ; with lesser 5-40 cm silicified zones			450579	58.50	60.00	1.50	<5	1	1	23	17
				with slight pinkish tinge ;			450580	60.00	61.00	1.00	<5	1	1	30	16
							450581	61.00	62.00	1.00	<5	1	2	20	14
63.00			Orthogneiss	**Orthogneiss** - moderately gneissic ; coarse textured ;alignment of quartz grains and mafics ;	71.0	0.1									
				predominately grey with 5-50cm sections with very slight pinkish tinge ;	72.0	0.0									
				minor 0.25cm selvages of Kspar alteration alongside some fractures ;	73.0	0.1									
				rare 10 cm bands of paragneiss ;	74.0	0.0									
				68.5m - gneissosity @ 65° to c/a ;	75.0	0.0									
				71.0m - gneissosity @ 70° to c/a ;	76.0	0.0									
				93.6 - 96.3m - light pinkish matrix ; slightly fractured; crosscut by thin 1-2mm chlorite/pyrite	77.0	0.0									
				veinlets orientated in all directions ; minor Kspar alteration ?	78.0	0.1									
					79.0	0.1									

Platinum Group Metals Ltd.

Rutledge Lake Property - NWT
Drill Hole #: RL-01-10

					Susceptibility		Assays								
From (m)	To (m)	Int (m)	Rock Unit	Description	Depth (m)	Magn Susc	Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
					80.0	0.1									
					81.0	0.1									
					82.0	0.1									
					83.0	0.0									
					84.0	0.0									
					85.0	0.0									
					86.0	0.0									
					87.0	0.1									
					88.0	0.0									
					89.0	0.0									
					90.0	0.0									
					91.0	0.0									
					92.0	0.0									
					93.0	0.0									
					94.0	0.0									
					95.0	0.0									
					96.0	0.0									
					97.0	0.0									
					98.0	0.0									
					99.0	0.1									
					100.0	0.0									
					101.0	0.0									
					102.0	0.0									
					103.0	0.0									
					104.0	0.0									
					105.0	0.0									
					106.0	0.0									
					107.0	0.1									
					108.0	0.1									

Rutledge Lake Property - NWT
Drill Hole #: RL-01-10

From (m)	To (m)	Int (m)	Rock Unit	Description	Susceptibility		Assays								
					Depth (m)	Magn Susc	Sample No.	From (m)	To (m)	Int (m)	Pt (ppb)	Pd (ppb)	Au (ppb)	Cu (ppm)	Ni (ppm)
					109.0	0.1									
					110.0	0.0									
					111.0	0.0									
					112.0	0.0									
					113.0	0.1									
					114.0	0.0									
					115.0	0.0									
					116.0	0.1									
					117.0	0.0									
					118.0	0.1									
					119.0	0.1									
					120.0	0.1									
					121.0	0.1									
					122.0	0.1									
					123.0	0.0									
					124.0	0.1									
					125.0	0.1									
					126.0	0.2									
					127.0	0.2									
					128.0	0.2									
					129.0	0.4									
					130.0	0.4									
					131.0	0.6									
					132.0	0.5									
					133.0	0.7									
				EOH - 134.4m (441 feet)	134.0	0.5									

Appendix V

Logistics and Interpretation Report on Magnetic , Electromagnetic and Induced Polarization Surveys Rutledge Lake Property

by E. Trent Pezzot
S.J.V. Consultants

Vancouver , B.C.
May 30 ,2001

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW MILLENNIUM METALS CORPORATION

By: /s/ Frank R. Hallam
Frank R. Hallam
President

Date: January 8, 2002